Form 20-F
period 1997-12-31
APT SATELLITE HOLDINGS LTD
filed 1998-06-30
CIK 1027229

                                    FORM 20-F

              [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE TRANSITION PERIOD FROM ___________________ TO ________________

                         COMMISSION FILE NUMBER: 1-14564

                         APT SATELLITE HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)

                                     BERMUDA
                 (Jurisdiction of incorporation or organization)

        ROOM 3111-3112, 31/F, ONE PACIFIC PLACE, 88 QUEENSWAY, HONG KONG
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

       Title of each                                 Name of each exchange
           class                                      on which registered

      Ordinary Shares                                  No U.S. exchange
 American Depositary Shares                         New York Stock Exchange

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None
                                ----------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                ----------------
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

420,000,000 Ordinary Shares, of which 99,112,296 are held as American Depositary Shares as of June 15, 1998 with a ratio of eight Ordinary Shares per American Depositary Share

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes  X        No______

         Indicated by check mark which financial statement item the registrant has elected to follow.

         Item 17 ______     Item 18  X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

         Indicated by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

         Yes_______         No_______

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL

APT Satellite Holdings Limited (the "Company" or "APT Holdings") is a Bermuda company incorporated on October 17, 1996. APT Satellite Company Limited (including its subsidiaries, "APT") is a Hong Kong company and a wholly-owned indirect subsidiary of the Company. References herein to the "Company" include APT and its subsidiaries, except where the context otherwise requires.

         The Company, through its subsidiary, APT, is a leading provider of high quality satellite services throughout the PRC and elsewhere in the Asia-Pacific region. The Company's customers include many prominent international broadcasters (including Disney, ESPN, HBO, Sony Pictures Entertainment, TCI, Turner and Viacom), as well as prominent PRC, Taiwan and Hong Kong broadcasters (including CCTV, China Entertainment, Koting, One Leader and Po Hsin). The Company's strategy is to serve as a preferred operator for these and other international and PRC, Taiwanese and Hong Kong broadcasters. The Company also provides telecommunications services to, among others, the Ministry of Posts and Telecommunications of the PRC ("MPT") and United Communication Corporation ("Unicom"), the only two PSTN operators currently operating in the PRC. In addition to its current services, the Company's strategy includes pursuing high growth opportunities, such as providing DBS services in the PRC and southeast Asia.

         APT's first satellite, APSTAR I, was launched in July 1994 and, since February 1995, effectively all of its available transponder capacity was leased. As a result of migrating part of its transponder leases to the Company's second satellite, APSTAR IA, which was successfully launched in July 1996, its leased-out rate became 86.5% as of December 31, 1997. APSTAR IA commenced commercial service on September 1, 1996 and, as of December 31, 1997 , approximately 80.1% of its transponder capacity was leased. The Company successfully launched a third satellite, APSTAR IIR, on October 17, 1997 in response to the forecast demand which the Company believes exists for high quality, high power transponder capacity in the Asia-Pacific region. As of December 31, 1997 the Company had signed or had commitments for long-term leases with prominent international broadcasters for 7.5 transponders on APSTAR IIR. The Company expects that APSTAR IIR will provide increased coverage and a substantial gain in power, compared to APSTAR I and APSTAR IA. Together, APSTAR I, APSTAR IA and APSTAR IIR will constitute an integrated satellite system, the APSTAR System. While the APSTAR System is principally focused on serving the PRC market and other parts of the Asia-Pacific region, after the launch of APSTAR IIR it will cover more than 100 countries from Japan to South Africa and from Germany to Australia, encompassing over four billion people, or approximately 75% of the world's population.

         In order to take advantage of the demand in the PRC for varied television programming with superior picture and sound quality, the Company is in discussions with the Ministry of Radio, Film and Television of the PRC. The National People's Congress of the PRC held in March 1998 approved, among the others, a ministerial restructuring scheme that some ministries or commissions under the State Council of PRC including MRFT would merge into a new integrated and consolidated ministry known as the Ministry of Information Industry which will still be under the State Council. The Company expects that, subject to receipt of the necessary governmental approvals, the DBS Project will include one in-orbit satellite, APSTAR IIID, and a ground spare satellite, APSTAR IVD. In addition, the Company plans to launch another satellite, APSTAR V, by the end of 2001, to satisfy demand in both Asia and Europe for transponder capacity and to further expand the APSTAR System as APSTAR I approaches the end of its expected operational life.

         As of December 31, 1997 , the Company had signed or had commitments (excluding reservations) for long-term leases with 31 different customers for
47.5 transponders on the APSTAR System, currently providing for future aggregate minimum rental payments to the Company of approximately US$ 294.8 million. Three of the Principal Shareholders or their affiliates had entered into agreements for 12 transponders. The Company has focused its marketing efforts on developing a customer base of international and PRC broadcasters and telecommunications providers. The Company has established close relationships with its existing customers and believes that it is well-positioned to continue to lease capacity on future satellites to its existing customers as well as to expand its customer base to include other prominent broadcasting and telecommunications customers. In this regard, APT acts as the overseas agent for CITV, and in this capacity assists CITV by introducing international programmers who wish to access the PRC market.

         The Company's broadcasting customers generated approximately 78.0%, 76.9% and 77.1% of the Company's total revenues for the years ended December 31, 1995, 1996 and 1997, respectively, with the remaining revenues in those periods having been derived from its telecommunications customers. In the years ended December 31, 1995, 1996 and 1997, approximately 28.4%, 40.2% and 52.7%, respectively, of the Company's revenues were derived from customers in the PRC.

         INDUSTRY AND MARKET OVERVIEW

         SATELLITES

         The global communications market for video, data and voice transmissions is served primarily through terrestrial and submarine optical fiber and coaxial cable, microwave systems and satellites.

         Optical fiber and coaxial cables are well suited for relaying large amounts of bulk traffic, such as long-distance telephone calls between major geographic locations, for example, from New York to London. Bulk traffic transmitted by cable is then passed on, usually by cable, to its final destination. Ground-based microwave systems disseminate signals in the form of radio waves from an antenna on top of a building or a transmission tower. Microwave systems are well suited for use by local television stations and cellular telephone systems because the reach of the transmission signal typically is limited to one discrete area. Microwave systems are not suitable for long distance communication or broadcasting, however, since transmission over long distances requires the construction of a number of microwave relay stations to relay a signal, and repeated transmission can distort a signal. Satellite systems require only two stations to cover long distances, one uplink station and one downlink station. Most importantly, satellites can provide point to multipoint transmissions while simultaneously transmitting signals over the entire region covered within the satellite's footprint.

         Satellite systems can operate in three types of orbits -- low-earth orbit ("LEO"), mid-earth orbit ("MEO") and geostationary orbit ("GEO"). LEO and MEO systems operate in orbits at distances of up to 1,500 miles and 18,000 miles from earth, respectively. Satellites in these systems are not geostationary, that is, they do not constantly overlook the same area on earth. The inability to cover the same area on earth continuously makes these systems impractical for broadcasting and traditional telecommunications usage. In general, LEO and MEO systems comprise of a series of satellites that are used commercially primarily for mobile satellite services. By contrast, GEO satellites, such as APSTAR I, APSTAR IA and APSTAR IIR, are located in orbit approximately 22,300 miles above earth and can blanket large geographic areas with signal coverage.

         GEO satellites can be accessed through an uplink station virtually anywhere within the satellite's footprint. With broad coverage capability, GEO satellites have commonly been used for (i) television broadcasting, principally to cable operators for redistribution and also to households equipped with direct reception antennae as well as for supplementary terrestrial transmission networks in remote areas, (ii) international and domestic trunk telephony complementing optical fiber and coaxial cable and microwave backbone networks and (iii) business services, principally for voice, data and video transmissions to private networks such as VSAT networks and program exchanges between television broadcasters, including satellite news gathering.

         Communications satellites typically are evaluated on (i) their coverage area, (ii) the quality of the signal transmitted to the coverage area and (iii) the availability of the transponders. Footprint is a measurement of the breadth of a satellite's coverage. A key measurement of signal quality is the intensity of transmission power in the coverage area. Higher power signal enables a customer to use smaller, lower-cost antennae on the ground. Availability is determined by considering a satellite's operational "lifetime" as well as the number of transponders capable of providing service. The Company considers all three factors in determining whether a particular satellite is appropriate for its needs.

         Commercial telecommunications and broadcast satellites typically transmit signals using either C-band or Ku-band. C-band is used worldwide for satellite communications to transmit signals with minimum interference from atmospheric conditions. C-band frequencies are also used by ground-based microwave systems. In certain parts of the world, C-band satellite transmission antennae must be located far from centers of population to avoid interference with ground-based systems. Since there are fewer Ku-band systems in existence than C-band systems, more powerful Ku-band transponders can be used in urban areas without similar interference concerns. Because of higher available transmission power, Ku-band frequencies can be used in conjunction with antennae that are smaller than antennae that are used in conjunction with C-band frequencies. Ku-band is generally used for the same purposes as C-band as well as for satellite news-gathering (transportable antennae) and in some VSAT applications. The combination of high power transmitters and small antennae also makes Ku-band suitable for direct-to-home television.

         Direct-to-home television did not become commercially viable until recently because available satellite technology did not have the power to transmit to small receivers and digital compression technology had not been adequately developed. Today, DBS provides an efficient point-to-multipoint delivery of video and audio transmissions. The advent of high-powered satellites allows for dishes as small as 18 inches and digital compression technology permits the broadcast of up to 10 channels of programming per transponder. In the United States, Europe and Japan, DBS operators have had success in penetrating their respective markets.

         Satellite operators such as APT provide satellite transponder capacity. Some other satellite operators also provide the services necessary to establish a satellite communications network. For television programming distribution, these services may consist of arranging satellite capacity and providing teleport transmission facilities and other value-added services. Services for other broadcasting applications, such as live news and sports reporting, may include the arrangement of satellite capacity, the provision of trucks equipped for live news and sports broadcasts, transmission scheduling and signal monitoring. Services for business communications networks are generally more extensive and may include arranging satellite capacity, procurement and installation of on-site antennae and network design, integration, management, operation and maintenance. Satellite operators either provide these services or provide satellite capacity to other companies which provide these services. The Company has chosen to focus on the provision of satellite transponder capacity, through the establishment of the APSTAR System, in order to maximize the efficient use of its resources so as to provide the highest quality service.

BROADCASTING AND TELECOMMUNICATIONS MARKETS IN ASIA

         INCREASED DISTRIBUTION OF TELEVISION PROGRAMMING

         The television market in Asia is experiencing significant growth, both in terms of the number of broadcasters creating programming and the number of channels available to viewers. In particular, the number of television broadcast networks has grown substantially since 1991. Disney, ESPN, HBO, TCI (Encore), Turner (CNN International) and Viacom (MTV) as well as other major US programmers are seeking to provide entertainment in Asia. Satellites are ideally suited for broadcasting to international, regional and national audiences and for delivering television programming to cable operators or microwave transmission stations for local redistribution.

         The television market in Asia is not uniform, and among the nations of Asia there are numerous regional differences in language, culture and ideology as well as in income levels and income distribution. Programmers who wish to take full advantage of the entire Asian television market must tailor their programming to be responsive to these regional differences. Access to satellite transponder capacity from satellite operators provides opportunities to television broadcasters to tailor programming for particular audiences. The Company believes that this will stimulate demand for transponder capacity on its satellites.

         LIBERALIZATION OF THE TELEVISION AND TELECOMMUNICATIONS INDUSTRIES

         Liberalization of the television industry in a number of countries in Asia has increased the portion of programming on satellites that is broadcast by private television networks and programmers which complement or compete with state-owned or state-sponsored broadcasters. For example, in Taiwan, liberalization of the television industry has led to a large increase of available channels, from three in the early 1990s to approximately 50 at the end of 1996.

         Many countries in Asia (such as Thailand and Indonesia) are liberalizing their telecommunications markets in order to permit private service providers, in addition to the traditional state-sponsored telephone monopolies, to provide facilities and services. The PRC has also begun to liberalize its telecommunications markets by permitting a second company, Unicom, to offer PSTN service. New telecommunications service providers stimulate demand for satellite capacity such as that offered by the Company.

         CONTINUING TECHNOLOGICAL ADVANCEMENTS

         The Company believes that technological advances will increase information carrying capacity and reduce transmission and equipment costs which may, in turn, stimulate demand for satellite communications services.
Such advances include the following:

         High-powered Satellites. The latest generation of satellites, such as APSTAR IIR, generally has more power than satellites launched in the 1980s. These new satellites can deliver improved quality signals to antennae that are generally smaller and less expensive (and are therefore more convenient for private and commercial use) and can cover a larger area than those used with earlier-generation satellites. The increasing use of these small, less expensive antennae is expanding the markets for public and private communications networks and video distribution services.

         Digital Communications. Analog telephone systems carry relatively low volumes of information. Globally, telephone companies are rebuilding their infrastructure to carry high-speed digital communications, which permit new and enhanced business communications and consumer services. Examples include video phones, video conferencing, video-on-demand, wide-area networks, telecommuting and interactive TV. Many of these services use satellite transponder capacity within their transmission circuits and, because of their high transmission rates, will require significant transponder capacity. Furthermore, developments in digital technology for VSATs, which reduce terminal size and increase transmission throughput, are encouraging the development of new, cost-effective business and rural communications applications.

         Compressed Digital Video. Digital video compression technology is designed to compress multiple high-quality video channels into the same transponder capacity that previously carried one analog channel. This technology facilitates a significant increase in the number of available video channels with improved transmission quality and allows satellite operators to provide satellite transmission services using less bandwidth. Digital video compression technology is expected to lower the costs of delivering programming via satellite and cable television systems, thereby permitting more programming options to be provided to niche markets. Digital video compression technology may also permit broadcasters, by lowering per channel costs, to offer local broadcasting platforms including programming designed for particular national audiences and particular cultures and languages. The Company believes that digital video compression technology may facilitate the efforts of broadcasters to distribute their programming regionally to multiple audiences.

         Digital video compression technology may also in the future facilitate the introduction of HDTV Digital video compression technology is expected to permit HDTV signal with superior picture quality, which in analog form typically consumes large amounts of bandwidth, to use an amount of bandwidth comparable to that used by a current analog channel with a far inferior image.

         INCREASED SPENDING ON TELECOMMUNICATIONS PROJECTS

         Many countries in Asia lack basic telephone services as well as the sophisticated optical fiber and digital switching infrastructure required for large bandwidth, high speed data applications for businesses. The governments of many of the developing countries in Asia have recognized the effect of shortages of telecommunications services in their countries and are responding by setting goals aimed at significantly increasing teledensity (measured in main telephone lines per 100 inhabitants) in their countries. For example, national telecommunication development plans for the PRC call for capacity of 100 million PSTN lines by the year 2000, increasing teledensity to 8.0 lines per 100 inhabitants from approximately 2.3 lines per 100 inhabitants in 1994. National telecommunication development plans for India call for capacity of 30 million PSTN lines by the year 2000, increasing teledensity to approximately 2.3 lines per 100 inhabitants from approximately 1.1 lines per 100 inhabitants in 1994. The Company believes that government organizations in such countries and other less developed regions in Asia will depend significantly on wireless communications, including satellites, to serve their communications needs because the development of land-based infrastructure is more costly and time-consuming.

         GROWTH OF INFORMATION SERVICES MARKETS

         The Company believes that the market in Asia for information services has the potential to grow, both in terms of the numbers of providers and users of such services and the types of services available. Satellite distribution is ideally suited for the provision of information services supplied by global service providers.

CUSTOMERS AND SERVICES

         For the years ended December 31, 1995, 1996 and 1997, the Company's transponder leasing revenues were derived from the following businesses:

                                                                     Year Ended December 31,
                                                             ---------------------------------------
                                                             1995             1996              1997
                                                             ----             ----              ----
Broadcasting.........................................        78.0%             76.9%            77.1%
Telecommunications...................................        22.0%             23.1%            22.9%

         Revenues from the Company's five largest customers for the years ended December 31, 1995, 1996 and 1997 were HK$ 157.3 million, HK$ 192.1 million and HK$ 280.1 million (US$ 36.1 million), respectively, which represented 55.2%, 52.2% and 53.6% , respectively, of total revenues. Revenues from the Company's largest customer, ChinaSat, represented 28.4%, 26.6% and 24.4% , respectively, of total revenues during such periods.

         Since February 1995, transponder capacity on APSTAR I was effectively fully leased. As of December 31, 1997, of the 24 available transponders, 20.8 transponders were leased to 19 separate customers because a few of customers who were originally in APSTAR I were migrated to APSTAR IA after its commencement of operation. As of December 31, 1997, of the 24 available transponders on APSTAR IA, 19.2 were leased to nine separate customers. As of December 31, 1997, 7.5 of the 28 C-band transponders on APSTAR IIR had been committed (including three transponders which were committed by the Company under options exercisable at the discretion of the relevant customers). The Company does not have any exclusivity arrangements with any customer.

         BROADCASTING

         Local, national and international broadcasters use satellite transponder capacity for (i) television programming distribution, (ii) contribution or "backhaul" operations (the transmission of video feeds from one location to another) and (iii) ad hoc or "spot" services such as the transmission of special events and live news reports from the scene of the event. At present, most of APT's broadcasting customers lease transponder capacity for distributing programming to television stations, local cable operators and master antenna systems.

         Television Programming Distribution. The Company's strategy is to position the APSTAR System as a preferred provider of satellite capacity covering the PRC and the Asia-Pacific region. This strategy has been implemented by targeting both international and domestic broadcasters as customers for services on APSTAR I, APSTAR IA and APSTAR IIR.

         Local cable television operators and over-the-air local broadcasters install and position their downlink antennae to receive programming from programmers using a satellite in the APSTAR System. Once such antennae have been installed and positioned to receive signals from a particular programming provider on the relevant APSTAR System satellite, cable operators and local broadcasters can receive programming using the same antenna from other providers using such satellite. As a result, new programmers may seek to lease transponder capacity on a satellite with an established audience rather than leasing transponder capacity on a satellite with a less-established audience.

         For domestic Asian broadcasters, the APSTAR System offers the ability to create national networks where, due to difficult terrain and the high costs of building the required infrastructure, none was possible before. For example, the MRFT uses capacity on APSTAR IA to distribute a variety of CCTV channels, its national television network, to audiences throughout the PRC, including remote areas.

         The APSTAR System also offers a number of other benefits for domestic broadcasters. By using one of the satellites in the APSTAR System, domestic broadcasters may, for example, purchase certain segments of an international programmer's feed (e.g., a sports event from ESPN or a news show from CNN) using the same satellite for broadcast as part of their own programming, without incurring the cost of adding a separate earth station to receive the international programmer's segments. In addition, domestic broadcasters can sell their own programming (e.g., a local sports event) regionally or internationally because the APSTAR System allows them to use the same transmission antennae to relay their programming internationally as well as domestically to others using the same satellite. Local cable and television station operators also benefit from using the APSTAR System for television programming distribution because they need only one earth station pointed at an APSTAR satellite to receive programming from both domestic and regional broadcasters using the same satellite.

         The following chart lists APT's typical broadcasting customers and the nature of their programming:

CUSTOMER                                              PROGRAMMING
--------                                              -----------
China Educational Television(1)                       Educational television in the PRC (CETV)
China Entertainment Television Broadcast Ltd.         General entertainment in Mandarin
("China Entertainment")
Walt Disney Television International--Asia Pacific    Animated classics, original series, entertainment
("Disney")                                            specials and movies (The Disney Channel)
ESPN Asia Ltd. ("ESPN")                               Sports programming
HBO Pacific Partners, C.V. ("HBO")                    Movies and special events
Koting International Ltd. ("Koting")                  General entertainment in Taiwan
MRFT (2)                                              National and provincial television in the PRC,
                                                      including CCTV-I and CCTV-2
One Leader Communication Inc. ("One Leader")          Financial news, general entertainment in Taiwan
Po Hsin Multimedia, Inc. ("Po Hsin")                  News, general entertainment in Taiwan
Reuters Asia Limited ("Reuters")                      News and data distribution and backhaul
Sony Pictures Entertainment (SPE Asia Ltd.) ("Sony    General entertainment
Pictures Entertainment")
Telesat--Satellite Communications Ltd.                News, general entertainment in Macau
("Telesat")(3)
Transpacific Broadcast Group International, Inc.      Sports programming
("Transpacific")


CUSTOMER                                              PROGRAMMING
--------                                              -----------
Turner Broadcasting System, Inc. ("Turner")           News (CNN International), cartoons (The Cartoon
                                                      Network)
Viacom International Inc. ("Viacom")                  Music videos and entertainment (MTV)
Western Tele-Communications, Inc. ("TCI")             General entertainment (Encore)

(1)      Capacity is leased by ChinaSat.

(2) Capacity is leased by China Broadcast Film Television Satellite Co., Ltd., a wholly-owned subsidiary of MRFT.

(3)      Capacity is leased by an affiliate of CLTC.

         Backhaul Services. Broadcasters can use satellite capacity for "backhaul" operations, such as transporting programming from a broadcaster's foreign news bureau to its broadcast center for simultaneous or later transmission. Reuters utilizes a transponder on APSTAR I for backhaul operations, among other applications.

         Ad Hoc Services. Broadcasters can also use satellites to transmit coverage of live scheduled special events to programmers on a short-term ad hoc basis as well as to relay live news coverage, short duration video feeds and syndicated programming for broadcasters on a scheduled or ad hoc basis. At present, none of the APSTAR System's transponder capacity is leased by customers for the provision of ad hoc services.

         TELECOMMUNICATIONS

         The Company's telecommunications services include the provision of transponder capacity for private communications networks for data and voice communications and the provision of PSTN carrier services to telephone companies and other communications service providers in Asia.

         Private Networks. Many businesses and organizations utilize satellites rather than ground-based transmission media for a variety of reasons, including
(i) cost savings for large, geographically dispersed networks, (ii) independence from telephone companies, (iii) predictability of costs over a long period, (iv) flexibility in changing and adding remote locations to a network, (v) integrated network management and control of remote locations and (vi) increased network availability and lower transmission error rates.

         For example, retail chains use satellite business communications networks for rapid credit card authorization and inventory control. Banks use satellite networks to connect automatic teller machines to processing computers. News agencies use satellite networks to distribute information to numerous locations and paging operators use satellite networks to distribute paging information from a central switch to multiple remote transmitters for retransmission to pagers. The Company believes that there will continue to be opportunities in Asia to market transponder capacity to certain end users which, due to inadequate telecommunications infrastructure or high costs of local public networks, desire to operate their own private networks for data and voice transmission.

         The Company offers satellite services for private business communications networks, including VSAT networks. VSAT networks consist of small rooftop antennae and are utilized by customers that need to send short bursts of data over a network for relatively short periods of time. Through the use of VSAT technology and sophisticated software, these networks can be served with a relatively small amount of satellite capacity. Networks using VSATs have been growing rapidly to meet the specialized data requirements of particular industries.

         The PRC represents one of the world's largest potential markets for satellite communications. There are currently 58 private communications networks in the PRC , as compared to two in 1989. The MPT uses APSTAR I to support many network applications on behalf of other organizations, including the Shenzhen Stock Exchange and Civil Aviation Telecommunication Corporation of the PRC.

         Carrier services. A portion of the Company's revenues in the telecommunications market is derived from the provision of satellite capacity to domestic and regional communications carriers in Asia, including telephone companies in the PRC that use the capacity as part of their communications network on a national or international basis.

         The MPT, through ChinaSat, currently leases transponders on APSTAR I and APSTAR IA to provide carrier services in the PRC. In addition, Unicom leases one transponder to provide carrier services in the PRC.

         TRANSPONDER LEASE AGREEMENTS

         The Company's typical transponder lease agreement for APSTAR I and APSTAR IA has a term of five years, with a service fee which increases during the agreement term according to an agreed escalation schedule, and usually an option to renew after the first five-year term. All of APT's transponder lease agreements require payment of all amounts due in United States dollars. Generally, upon a fixed number of months' notice, a customer can terminate its transponder lease agreement without cause. However, the customer is obligated to pay to APT specified liquidated damages based on the terms of the transponder lease agreement. In addition, the transponder lease agreements, in general, provide for a specified reduction in the service fees if transponder service is interrupted for reasons not caused by the customer or beyond the control of APT (such as mechanical transponder failure). If such service interruptions continue without correction (usually 30 days) and APT is unable to provide a suitable alternative capacity after an agreed period thereafter, the customer is entitled to terminate the transponder lease agreement, without further obligation to APT. Under the terms of the transponder lease agreements, APT is not liable for the lost profits or other indirect or consequential damages of any customers.

         APT has also entered into three transponder lease agreements under which the customers have obtained the right to use transponder capacity for two transponders on APSTAR I and one transponder on APSTAR IA for the life of the transponders. The terms of such transponder lease agreements are substantially the same as those found in the typical five-year transponder lease agreements, except that payment for the entire period of use is to be completed by the end of the second year of the term of the agreement and APT provides a limited warranty for a period of 60 months commencing on the date the transponder is made available for the customer's use.


         DIRECT BROADCAST SATELLITES

         DBS service allows for the transmission of television programming directly to homes through the use by the consumer of relatively inexpensive 18-inch dishes. DBS services can provide more varied television programming with picture and sound quality superior to that of current analog cable or terrestrial television services. The Company has conducted a preliminary feasibility study and is currently in discussions with the MRFT to provide DBS services. APT expects that the DBS Project will include one in-orbit satellite, APSTAR IIID, and a ground spare satellite, APSTAR IVD.

         DBS services are not currently available in the PRC and the private ownership of dishes is currently prohibited by the PRC government, although certain hotels and other entities are permitted to operate dishes upon application to the relevant authorities. Since television is a highly regulated industry in the PRC, the provision of DBS services by the Company will require various regulatory approvals. There can be no assurance that the approvals necessary for the Company to provide DBS services in the PRC will be obtained.

         AGENCY ARRANGEMENTS

         The Company currently acts as the overseas agent for CITV, a company affiliated with the. International programmers who wish to distribute scrambled programming signals into the PRC can be introduced to CITV through the Company. Although the Company does not derive, nor is it expected to derive, any revenues in its capacity as agent for CITV, the Company believes that by serving as the overseas agent, it is well-positioned to identify potential new customers who wish to access the PRC market. The terms of the agreement governing the Company's agency for CITV expires in December 1997. The Company is in the process of renewing the agreement that it will be able to extend this relationship beyond that date. The Company's agreement with CITV is non-exclusive.

         SALES AND MARKETING

         Marketing activities include customer visits, trade advertising and presentations at industry conferences. APT's current sales and marketing efforts are focused on obtaining customers for unused or underutilized transponder capacity on APSTAR IA and developing its customer base for APSTAR IIR before its October 17, 1997 launch. Although the typical terms of APT's transponder lease agreements for APSTAR I and APSTAR IA are five years and for APSTAR IIR are, and are expected to continue to be, 10 years, APT's sales and marketing staff maintain regular contact with customers even after they have decided to lease transponder capacity in order to ensure continuing customer satisfaction.

OPERATION OF THE APSTAR SYSTEM

         The APSTAR System is an integrated satellite system that will ultimately cover more than 100 countries from Japan to South Africa and from Germany to Australia, encompassing over four billion people, or approximately 75% of the world's population.

         The APSTAR System is the product of an extensive strategic planning process. This planning has been both internal to APT, such as the analysis and evaluation of satellite make-up, platform choice and launch vehicle choice, and also external, in the sense of designing the APSTAR System to meet the practical and strategic needs of its customers.

         The APSTAR System offers its customers the ability to relocate from one satellite to another for strategic reasons of their own (e.g., from APSTAR IA to APSTAR IIR). Compatibility of the satellites in the APSTAR System also permits APT to move customers' programming from one transponder to another, intra-satellite, or from one satellite to another, for technical reasons or to ensure continuity of service in the event of any difficulties.

         The APSTAR System is structured to provide flexibility for customers, a benefit which the Company believes makes APT attractive to customers. Inter-satellite back-up capacity is manifested by the pre-emptible transponders located on APSTAR IA and to be included on APSTAR IIR. These transponders are intended , in the ordinary course, to be leased to customers on a pre-emptible basis (at reduced cost), under the understanding that the customers' use will be pre-empted if the transponder is needed by another customer as a result of a technical problem.

         Additional back-up capacity will also be available to APSTAR System customers on an inter-satellite basis. Pre-emptible transponder capacity on APSTAR IA and APSTAR IIR will enable customers on each satellite, and also on APSTAR I, to be "re-routed" on an as-needed basis to another satellite. Similar back-up capacity is available not only from satellite to satellite, but also from use to use (e.g., APSTAR IIR's Ku-band transponders are capable of providing contingent back-up capacity, in certain regions of the PRC, for DBS customers on any future DBS satellite).

         The Company's TT&C facility, which enables the Company to monitor the status of its satellites and respond to the technical demands of its customers, is an important part of the APSTAR System. See "--Satellite Control Center."

APSTAR SATELLITES

                                    APSTAR I

         APSTAR I, a Hughes HS-376 model, was launched in July 1994 by a Long March 3 launch vehicle from Xichang. APSTAR I was placed into a geostationary orbit at 138 degrees East and has a footprint that covers the PRC, Japan and Southeast Asia, reaching as far south as Papua New Guinea and Indonesia. The total cost for the construction and launch of APSTAR I, including launch insurance, ground facilities, related expenses and capitalized interest, was approximately US$
132.4 million which was financed through a combination of shareholders' loans and a syndicated term loan.

         APSTAR I started commercial operations on September 15, 1994. It has an expected service lifetime of at least 10 years. APSTAR I has not experienced any anomalies that have affected its operation.

         APSTAR I carries 24 C-band transponders, 20 of which have a bandwidth of 36MHz (suitable for television broadcasting and telecommunications purposes) and four of which have a bandwidth of 72MHz (suitable for telecommunications purposes). The transponders have a maximum EIRP value of 38.5dBW.

         As of December 31, 1997, of the 24 available transponders, 20.8 were leased to 19 separate customers. The Company's broadcasting customers on APSTAR I include China Entertainment, ChinaSat, Disney, ESPN, HBO, Koting, One Leader, Po Hsin, Reuters, TCI, Turner and Viacom. The Company's telecommunications customers include ChinaSat and Hutchison Telecommunications Technology (BVI) Ltd.

                                    APSTAR IA

         APSTAR IA, also a Hughes HS-376 satellite, was launched in July 1996 on a Long March 3 launch vehicle from Xichang into a geostationary orbit at 134 degrees East. The cost for the construction and launch of APSTAR IA, including launch insurance, ground facilities, related expenses and capitalized interest, was approximately US$ 128.6 million, which was financed through a combination of shareholders' loans, a syndicated term loan and internally generated funds.

         APSTAR IA started commercial operations on September 1, 1996. Like APSTAR I, it has an expected service lifetime of at least 10 years. APSTAR IA has not experienced any anomalies that had affected its operation.

         The specifications of APSTAR IA are virtually identical to those of APSTAR I, except that APSTAR IA provides enhanced coverage of India. As with APSTAR I, APSTAR IA carries 24 C-band transponders with a maximum EIRP value of 39dBW.

         As of December 31, 1997 , of the 24 available transponders on APSTAR IA, 19.22 were leased to seven separate customers. The Company's broadcasting customers on APSTAR IA include the MRFT (which has leased ten transponders), Sony Pictures Entertainment, CLTC and Transpacific. The Company's telecommunications customers include ChinaSat (which has leased four transponders on APSTAR IA in addition to the five on APSTAR I), China Zhonghua Communication Development Corporation and an affiliate of Unicom.

                                   APSTAR IIR

         APSTAR IIR, an SS/Loral FS-1300 satellite, was successfully launched into the designated orbit on October 17, 1997. All the pay-load of the satellite has been confirmed to be under normal working condition after the in-orbit test. APSTAR IIR commenced commercial operation on January 1, 1998 after in-orbit testing. The total cost for construction and launch of APSTAR IIR, including launch insurance, ground facilities, related expenses and capitalized interest, was approximately US$232.9 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

         APT has obtained a priority position in the ITU filing process for the use of the orbital slot located at 76.5 degrees East and is in the process of completing frequency coordination for this slot. The Company has filed to the ITU to upgrade its status from the coordination stage to final stage and is still awaiting the final result.

         The C-band footprint of APSTAR IIR will stretch from Japan to South Africa and from Germany to Australia with the addition of two Ku-band beams focused on the PRC, Taiwan, Hong Kong and Macau. APSTAR IIR will provide high-powered service to the growing market areas in the Asia-Pacific region.

         APSTAR IIR has been designed to have multiple beam coverage and to be equipped with 28 C-band transponders, having a maximum EIRP value of 39dBW, and 16 Ku-band transponders, having a maximum EIRP value of 56dBW. APSTAR IIR is designed to have transponder power output of 60W for C-band and 110W for Ku-band. The satellite is expected to have an operational life of 16 years. The Ku-band EIRP value will be higher in the southeast region of the PRC in order to account for rain fade, which may occur with greater likelihood in the southeastern part of the PRC, and due to relatively greater population density and economic development in the southeast region than in the northwest region of the PRC. As a result, smaller antennae will be able to be used in these areas.

         The APSTAR IIR Ku-band transponders will also be capable of transmitting direct-to-home television in the southeast region of the PRC. As a result, APSTAR IIR will be capable of providing contingent backup to any future DBS satellite in certain regions of the PRC. See "--Future Satellites." Furthermore, in advance of the launch of a DBS satellite, APT will be able to use APSTAR IIR to test any uplink or downlink hardware or software necessary to provide DBS services. The Company believes that using APSTAR IIR for such testing could accelerate the start-up of any future DBS services.

         As of December 31, 1997, 7.5 of the 28 C-band transponders on APSTAR IIR were committed (including three transponders which were committed by the Company under options exercisable at the discretion of the relevant customers). In addition, four Ku-band transponders were reserved by an existing customer of the Company.

FUTURE SATELLITES

         The Company has conducted a preliminary feasibility study and is currently in discussions with the MRFT to provide DBS services. Preliminary plans call for a DBS satellite, APSTAR IIID, utilizing high-powered Ku-band transponders to serve the PRC and southeast Asia with a ground spare Satellite, APSTAR IVD, which will be constructed at the same time as the operating satellite in order to minimize the long lead-times required for satellite construction. The Company has commenced preliminary discussions with several manufacturers concerning the construction of the satellites; however, until discussions with the MRFT have been concluded and the necessary PRC governmental approvals have been received, the Company will not enter into any contracts for the construction or launch of any DBS satellite. The Company anticipates that it will finance the cost of any DBS satellites principally through bank borrowings.

         Preliminary plans also call for the Company to build an uplink facility in Hong Kong in connection with the project to provide DBS services. The Company will be required to obtain a license from the Hong Kong government to operate such a facility. The Company will also expand its existing TT&C facilities at its Tai Po satellite control center in order to monitor and control its DBS satellites. In August 1993, the Company leased an approximately 40,000 square feet of property adjacent to its Tai Po satellite control center site, which could be used for the installation of additional antennae and related equipment to monitor and control DBS satellites, as well as for the construction of the uplink facility.

         The Company intends to launch another satellite, APSTAR V, in 2001 to provide a satellite distribution link between Europe and Asia, and in part as a replacement for APSTAR I, the projected operational life of which will end in September 2004. The Company expects , however, that such satellite will be a high power satellite having C-band and Ku-band coverage and power substantially similar to APSTAR IIR. The Company also expects that before the launch of this satellite, it will have to further expand its existing TT&C facilities in Tai Po. The Company has not commenced the process of selecting a manufacturer or a launch service provider for this satellite, and the development of this project is in a very early stage. Accordingly, the Company's plans for the construction, launch and operation of this future satellite is subject to substantial contingencies and risks of delay.

         LAUNCH ARRANGEMENTS

         China Great Wall Industry Corporation, a PRC state-owned enterprise under the supervision and control of China Aerospace ("Great Wall"), has launched each of the satellites in the APSTAR System. APSTAR I, APSTAR

IA and APSTAR IIR were successfully put into a geostationary orbit on Long March 3 (APSTAR I and APSTAR IA) and Long March 3B (APSTAR IIR) launch vehicles. The launch of APSTAR II on a Long March 2E launch vehicle was unsuccessful. Great Wall has been engaged in the manufacture of launch vehicles and other space equipment since the 1960s and the Long March series of launch vehicles has been available in the international satellite launch vehicle market since 1985.

         EXISTING ORBITAL SLOTS

         APSTAR I is utilizing certain designated C-band and extended C-band frequencies in the orbital slot at 138 degrees East and APSTAR IA is utilizing certain designated C-band frequencies in the orbital slot at 134 degrees East. The right to use these frequencies at such orbital slots has been licensed to the Company by the Kingdom of Tonga ("Tonga"), through TongaSat, which has responsibility for the ITU coordination process with respect to such orbital slots and the frequencies covered by the Company's license. APSTAR I was initially intended to be placed in an orbital slot at 131 degrees East. In conjunction with the coordination of that orbital slot, the Company reached agreement with Tonga whereby it was authorized to use C-band frequencies at an orbital location of 138 degrees East. The agreement covers a period of 10 years (approximately coterminous with the expected operational life of the satellite), after which Tonga has agreed for an additional period of 20 years not to offer the use of the C-band frequencies at 138 degrees East to a third party without first offering such use to the Company on the same terms and conditions as are offered by the third party. The agreement in which the license is granted contains, among other things, representations by the licensor relating to the lack of encumbrances affecting the 138 degrees East orbital slot and an indemnity by the licensor protecting the Company's use of the frequencies covered by the license.

         After the loss of APSTAR II, which was intended to be located at 76.5 degrees East, the Company determined to launch a replacement satellite, APSTAR IA, as promptly as reasonably practicable in order to retain customers which had committed to lease transponder capacity on APSTAR II. In order to reserve the slot at 76.5 degrees East for APSTAR IIR, the Company decided to place APSTAR IA at the 134 degrees East orbital slot. The Company ultimately licensed the C-band frequencies of the 134 degrees East orbital slot from Tonga. The license covers a period of 10 years (approximately coterminous with the expected operational life of the satellite), after which Tonga has agreed for an additional period of 20 years not to offer the use of the C-band frequencies to a third party without first offering such use to the Company on the same terms and conditions as are offered by the third party. The agreement in which the license is granted contains, among other things, representations by the licensor relating to the lack of encumbrances affecting the 134 degrees East orbital slot and an indemnity by the licensor protecting the Company's use of the frequencies covered by the license.

         The process for coordination of orbital slots is complex and has in the past given rise to disputes and disagreements with respect to the use of orbital slots. Another country has made filings with the ITU with respect to the orbital slot at 134 degrees East and a party transmitted signals which have resulted in limited interference with APSTAR IA in November 1996. Tonga has filed for and coordinated the frequencies currently used by APSTAR IA in the orbital slot at 134 degrees East (as well as the frequencies currently used by APSTAR I in the orbital slot at 138 degrees East). Tonga has also confirmed to the Company that it has not granted rights to any third party that would affect the Company's license for 134 degrees East or the Company's entitlement to use the frequencies at such orbital slot covered by the license. Accordingly, the Company believes it has full legal right to use the frequencies at the orbital slot at 134 degrees East covered by the Company's license. APTSTAR IA has been operating normally and no further interference has occurred on APSTAR IA since November 1996.

         INSURANCE

         APT maintains launch and initial in-orbit insurance for APSTAR IIR and in-orbit insurance for APSTAR I and APSTAR IA. The Company is not aware of any reason why it will not be able to (i) renew existing insurance for APSTAR I and APSTAR IA or (ii) obtain in-orbit insurance for APSTAR IIR upon expiration of the launch insurance, on normal commercial terms. The Company's insurance policies have standard provisions and customary exclusions. For the years ended December 31, 1995, 1996 and 1997 , the Company spent HK$ 5.1 million, HK$ 14.3 million and HK$ 25.6 million (US$ 3.3 million), respectively, on in-orbit and third-party liability insurance.

         Launch and Initial In-orbit Insurance. APT's launch and initial in-orbit insurance for APSTAR IIR expired on October 1, 1999. The launch and initial in-orbit insurance policyprovides coverage for (i) the partial loss of the satellite's communications capacity and (ii) the total loss, destruction or failure of the satellite. Total loss is defined as loss of more than 50% of the satellite's communications capacity. The APSTAR IIR launch and initial in-orbit insurance policy provides coverage for claims arising from occurrences up to 181 days after the launch of the satellite. This amount is being capitalized and amortized over the operational life of the satellite.

         In-orbit Insurance. Subsequent satellite in-orbit insurance is purchased on an annual basis. Satellite in-orbit insurance premiums for APSTAR I and APSTAR IA are less than 2% of the satellite's current book value. Such insurance provides protection only against the total loss, destruction or failure of the satellite. Total loss is defined as the loss of more than 50% of the satellite's communications capacity. In-orbit insurance only covers the book value of the satellite, rather than the replacement cost. The Company renewed its annual in-orbit insurance from October 15, 1997 and January 1, 1997 for APSTAR I and APSTAR IA for premium equal to percentages of book values of the respective satellites marginally lower than that in the prior year.

         Third-Party Liability Insurance. APT also maintains third-party liability insurance for all three satellites. Third-party liability insurance offers protection against liability to third parties for damage arising out of a particular launch and the operation of the satellite. APT has obtained satellite in-orbit third-party liability insurance for APSTAR I, APSTAR IA and APSTAR IIR in the amount of pound sterling 100.0 million, pound sterling 100.0 million and US$ 150 million respectively.

         SATELLITE CONTROL CENTER

         APT operates a 19,600 square foot satellite control center on a 45,000 square foot property at the Tai Po Industrial Estate, Tai Po, Hong Kong. APT employs approximately 38 experienced satellite and communications specialists and engineers to control and monitor continuously APT's satellites in a geostationary orbit. TT&C operations with the APT satellites are carried out at the satellite control center.

         Once a satellite is placed at its orbital location, it is controlled by the TT&C facility until the end of its in-orbit life. The Company's engineers at the satellite control center periodically correct each satellite's attitude and conduct east-west and north-south stationkeeping maneuvers, thus ensuring that the Company's satellites maintain their proper orientation and orbital position. In addition, commands from the satellite control center can switch transponders in and out of service, control the charging and discharging of the batteries, activate back-up equipment and engage other control functions.

         The satellite control center currently operates seven antennae and nine transmission facilities as well as associated equipment and facilities, such as radio frequency equipment, baseband units, ground monitoring systems, data processing systems and communication traffic monitoring systems. Each antenna is capable of controlling any of the Company's satellites and is designed to withstand winds of up to 150 miles per hour. The satellite control center maintains its own power generator to provide a continuous supply of electricity in the case of a power outage, and its air conditioning and ventilation systems back up each other.

         APT has leased one ISDN line and two data lines in order to provide a direct data and voice communications link between the satellite control center and the Hughes mission control center in Los Angeles. If required, Hughes can quickly review and analyze the status of both APSTAR I and APSTAR IA in real time and assist APT personnel in taking corrective steps to control the satellites, including adjusting the geostationary orbit of both satellites. Similar measures have also been taken for APSTAR IIR that one ISDN line has been established between APT's Satellite Control Centre and SS/Loral's mission control center in USA.

         The satellite control center currently has the capability to control and monitor three satellites. As additional satellites are brought into the APSTAR System, the Company will be required to expand its TT&C operations. In this regard, the Company has leased an approximately 40,000 square feet of property adjacent to the satellite control center which can be used for the installation of additional antennae and related equipment or the construction of other types of TT&C facilities as the need arises.

         CUSTOMER TECHNICAL QUALIFICATIONS AND SUPPORT

         Before uplink communication with a satellite is permitted, the Company ensures each customer can meet the Company's strict performance and operations specifications so that the customer's equipment does not interfere with other customers on the same satellite or users of neighboring satellites. The Company's engineers advise customers on the adjustments required to be made to the customer's equipment in order to minimize interference. As of December 31, 1997, APT had qualified 62 main television uplinks, hub stations and telecommunications networks for uplink to APT satellites.

         The Company provides extensive technical support to its customers. It helps customers determine and evaluate their equipment configuration, carrier modulation, bandwidth and power requirements, design their networks and calculate link budgets.

         ADDITIONAL ORBITAL SLOTS

         The PRC government, on behalf of APT, has applied for a number of additional orbital slots. Under ITU regulations, a slot can be reserved for six years (extendable to nine years) from the date of advance publication. In addition to the orbital slot located at 76.5 degrees East, in which APSTAR IIR is placed, the Company has applications outstanding for orbital slots at 131 degrees East, 93 degrees East, 85.5 degrees East and 89.5 degrees East. Satellites must occupy 131 degrees East and 93 degrees East no later than May 10, 2002 and 85.5 degrees East and 89.5 degrees East no later than September 5, 2003 (in each case, assuming the three-year extension is granted), or the priorities will lapse. See "Regulation." Other than with respect to 76.5 degrees East, the Company, has not earmarked any specific satellite to occupy any of these slots in the near future. The Company is in discussions with PRC authorities concerning the positioning of a DBS satellite in one of the PRC's three orbital slots (92 degrees East, 80 degrees East and 62 degrees East) designated for DBS services by the ITU.

         EMPLOYEES

         Including the executive directors and senior management of the Company, as of December 31, 1997 , the Company had 72 full-time employees, of which seven employees were in management, 38 were in engineering and operations and the remainder in marketing, accounting and administration. The Company believes that its relations with its employees are good. A majority of APT's technical and engineering staff employed at the satellite control center in Tai Po were originally seconded from affiliates of CLTC, the MPT and China Aerospace and became the Company's staff before the Global Offering of the Company in December 1996 .

         APT emphasizes the training of its technical personnel. All of its engineers have received training at either Hughes or SS/Loral in the United States for periods ranging from two weeks to a year or have received on-site training from Hughes or SS/Loral in Hong Kong. APT has also developed an in-house training program to train new personnel. In order to provide training opportunities for satellite controllers, APT purchased a Hughes HS-376 dynamic satellite simulator which simulates the in-orbit flight status of APSTAR I and APSTAR IA and has ordered an SS/Loral dynamic satellite simulator for APSTAR IIR.

         The Company has maintained a defined contribution retirement scheme (the "Scheme") for its employees since May 1, 1996. The Scheme is operated under an insurance policy with an authorized insurer. The Company and each employee are required to contribute an amount equal to 5% of the employee's monthly salary to the Scheme. Benefits are payable to an employee on retirement, termination of employment, death or retirement on health grounds, and are subject to vesting provisions in the case of employees who leave employment (other than because of retirement, death or ill-health) with less than 10 years' service. The terms of the Scheme permit forfeitures and unvested benefits to be used to reduce the level of the Company's contributions.

COMPETITION

         APT currently serves the satellite communications market in Asia. A number of international and domestic satellite operators also compete in this market. The Company's primary focus is Asian intra-regional broadcasting and telecommunications, with special emphasis on the PRC. The Company has not attempted to enter the international PSTN trunk route market, which is dominated by the International Telecommunications Satellite Organisation ("Intelsat").

         In providing satellite capacity, the Company competes with major established companies and organizations. The Company's competitors include government-owned and privately-owned international, regional and domestic satellite companies. Many of these competitors have long-standing customer relationships and are substantially larger and have financial resources that are substantially greater than those of the Company. The Company believes that its ability to compete with these organizations depends on its existing customer relationships and the quality of its customer service, its reputation as a reliable operator of commercial satellites and the technical advantages of its satellites.

         The Company faces competition in all its markets from one or more satellite systems. Other than domestic satellite companies, the Company is currently aware of four other international or regional satellite companies with coverage of the PRC: Intelsat, Asia Satellite Telecommunications Holdings Limited ("AsiaSat"), PanAmSat Corporation ("PanAmSat") and Satelindo-PT Satelit Palapa Indonesia ("Palapa"). The Company expects that several new satellites will be launched covering all or part of the Asia-Pacific region by the end of 1998, assuming announced plans for such launches are successfully implemented on schedule. If such launches are implemented on schedule, there would be a significant increase of transponder capacity serving the region. As a result of the economic slowdown and financial crisis in some of the Asian countries and the satellite launching failure in the region, several satellite projects which were scheduled for 1997 or 1998 have been postponed or suspended indefinitely. Though the supply of transponder units would have been pared down significantly, the digital video compression technology could still have the effect of increasing the overall supply of transponder capacity in the satellite industry because such technology permits programmers to use less transponder capacity than is currently required to transmit the same amount of programming. At present, however, digital integrated receivers-decoders which are necessary to unscramble digitally compressed transmissions are only now becoming available in the more developed markets, and the Company believes that it may be some time before they are commonplace in the developing markets of Asia. Currently, the lack of transponder capacity in Asia may have the effect of preventing potential customers from pursuing the use of satellites for various broadcasting and telecommunications applications because they do not believe they will be able to secure reliable transponder capacity. In addition, the Company believes there has been a lack of sufficient satellite capacity in Asia to satisfy customers' needs for redundancy. Customers who make significant financial commitments to the use of satellites for broadcasting and telecommunications applications often seek to secure back-up transponder capacity in order to protect their investment. The Company believes that potential customers in Asia may, at some future point, prefer to use those satellites that can provide backup capacity to help reduce customer risk.

         INTERNATIONAL SATELLITES

         The market for international satellite communications capacity has been dominated by Intelsat for 30 years, and Intelsat can be expected to continue to dominate it for the foreseeable future. Intelsat, established by international treaty in 1964, owns and operates the largest fleet of commercial geosynchronous satellites in the world (26 satellites), and now comprises a consortium of 143 countries. Intelsat has been operating communications satellites in the Asia-Pacific region since the 1960s. Although the number varies depending upon the exact criteria used to define Asia-Pacific, Intelsat has several satellites in the region. At present, however, Intelsat primarily uses beams which have a much lower EIRP than the Company's satellites and therefore require larger diameter antennae to be received. Intelsat is traditionally seen as a "long-haul" carrier for PSTNs. A proposed restructuring of Intelsat has been publicly reported. The television distribution and VSAT operations of Intelsat could potentially compete directly with the Company.

         PanAmSat was started in the 1980s to compete with the Intelsat monopoly. It currently operates four satellites providing coverage over the Atlantic, Pacific and Indian Oceans and is one of the Company's principal competitors in the Asia-Pacific region. PanAmSat's PAS-4 has some features in common with APT's satellites. including coverage of certain of the same geographic areas. PanAmSat has announced that it intends to launch additional satellites to provide further global coverage. The Galaxy Satellites Services Division, an affiliate of Hughes, the manufacturer of APSTAR I and APSTAR IA, merged with the former PanAmSat Corporation forming a new PanAmSat in May 1997. The Company is unable to determine, as of December 31, 1997 , the impact, if any, of the announced acquisition on its business.

         REGIONAL SATELLITES

         Coverage, service and target customers of AsiaSat are very similar to those of APT. AsiaSat 1's service area is very similar to that of both APSTAR I and APSTAR IA. AsiaSat 2's footprint is smaller than that planned for APSTAR IIR, but AsiaSat 3, now in construction, will have a footprint very similar to that planned for APSTAR IIR. The Company believes AsiaSat is and will continue to be a major competitor of APT in the Asia-Pacific market, including the PRC market. Currently, the majority of AsiaSat's transponder capacity was committed, as of June 13, 1996, to a single (non-PRC) customer under an exclusive arrangement. However, the Company is not aware of any exclusivity arrangements in respect of AsiaSat 3.

         Satelindo's Palapa system began operations in the mid-to-late 1970s to support communications in Indonesia and southeast Asia. Satelindo is currently implementing its third generation of communications satellites. Palapa has been successful in attracting international broadcasters to its satellites and is planning to increase the coverage of its satellites to cover the entire Asia-Pacific region and to compete with Intelsat across the Pacific Ocean. Palapa is already servicing a number of international broadcasting companies, and it is a major competitor of APT outside the PRC market.

         The ST-I satellite system, which is partly owned and operated by Singapore Telecom, is expected to be launched in September 1998. Its C-band coverage will stretch from the Middle East to Japan and southeast Asia. Its Ku-band coverage is expected to focus on the Indian subcontinent and southeast Asia. Due to the satellite design and coverage area, the ST-1 satellite system only has the ability to compete with the Company in C-band segment of the Asia-Pacific market.

         DOMESTIC SATELLITES

         A number of companies located in various countries in the region have launched or are planning to launch domestic satellites. These include ChinaSat (which is also a Principal Shareholder), Chinastar and SinoSat of the PRC, INSAT of India, JSAT and NSTAR of Japan, Koreasat of Korea, Measat of Malaysia, Optus of Australia, Thaicom of Thailand and Mabuhay of the Philippines. Although these satellites may be focused on their respective domestic markets, such companies may have the ability, due to satellite design and coverage areas, to compete with the Company in segments of the Asia-Pacific market. In certain of these countries, domestic television broadcasters and domestic satellite telecommunication operators providing services in their home countries are generally required to use a state-owned or locally-owned satellite system to the extent capacity is available and therefore may not use APT's satellites. In addition, many of the domestic systems are planning to add at least some regional transponders with substantial beam coverage to their next generation of satellites, and therefore may in the future become competitors of APT in the regional market.

         OTHER SATELLITES

         Other existing and proposed organizations have considered or might consider competing in the Asian regional market. These include Russian systems, TongaSat, Orion Network Systems, Rimsat and others. Some of the existing potential competitors offer low-cost, low-performance transponders, which do not compete directly with the Company's high-performance transponders. New organizations face significant competitive barriers including scarcity of orbital slots and high costs of entry.

         OPTICAL FIBER SYSTEMS

         Optical fiber systems have been widely installed within the region for point-to-point Trans-oceanic communications. In addition, point-to-point optical fiber connections between major cities in Asia are common. Optical fiber is being used in more developed markets for cable TV networks, and can also be used for telephony services. In the short term, these systems do not compete in most of the Company's markets, but, as optical fiber coverage increases, the competitive advantage of satellites for point-to-point communications will diminish.

REGULATION

         The international telecommunications industry is highly regulated. Satellite services are subject to international space law, and the principal body of international law relating to the use of outer space is the Outer Space Treaty. Countries which are party to the Outer Space Treaty or to other treaties or conventions regulating outer space activities are responsible for fulfilling their own obligations under such treaties or conventions. This often results in the adoption by such member countries of domestic laws to regulate the activities of their own subjects in order to enable the country concerned to comply with its international obligations.

         As an operator of privately-owned satellites in Hong Kong, APT is subject to the regulatory authority of APT's principal regulator, OFTA. From July 1, 1997, Hong Kong has been an SAR. According to the Article 2 of Chapter I of the Basic Law of the Hong Kong Special Administrative Region (the "HKSAR") of the People's Republic of China ("China"), the China's National People's Congress authorises the HKSAR to exercise a high degree of autonomy and enjoy executive, legislative and independent judicial power. Pursuant to the Basic Law, the Central People's Government of China shall be responsible for the foreign affair relating to and the defence of the HKSAR. The business prospects of the Company have not been adversely affected.

         Many of the Company's existing and potential customers who may wish to use the APSTAR System to broadcast into or provide telecommunications services for countries in Asia are subject to government licensing. The applicable regulatory schemes in these countries vary considerably. While the Company does not believe these regulatory schemes will prevent it from pursuing its business, there can be no assurance that its customers' licenses and approvals are or will remain sufficient in the view of foreign regulatory authorities and that these authorities will not discourage or prevent existing or potential customers from utilizing transponders on the APSTAR System.

         Many of APT's customers must have authorization from the countries in which they are located in order to uplink to and communicate by means of APT's satellites. While obtaining such authorizations on behalf of its customers is not the Company's responsibility, the Company's success may depend on the ability of its customers to obtain required authorizations.

         INTERNATIONAL TELECOMMUNICATION UNION

         Member nations are required by treaty to give notice of, coordinate and register radio frequency assignments and any associated orbital locations in the geosynchronous satellite orbit with the ITU's Radiocommunication Bureau. The purpose of such notice, coordination and registration is to eliminate harmful interference between earth and space-based stations of different countries, to improve the use of the radio frequency spectrum and the geosynchronous satellite orbit and to accommodate, to the extent possible, a country's needs. Pursuant to the ITU's Radio Regulations, after a country gives notice to the Radiocommunication Bureau of its intent to use given frequencies in connection with given orbital locations and for a particular type of service, the "advance publication" stage commences during which other countries are afforded the opportunity to apprise the Radiocommunication Bureau of any conflicts with any existing or intended satellite systems. When a present or potential conflict is noted, countries are then obligated to negotiate (during the "coordination" process) in an effort to coordinate the proposed uses and resolve any interference concerns.

         An orbital slot is a function of intended use, orbital location and frequency band. As international coordinations vary in complexity, the time for their completion is uncertain and depends on the number of countries involved and the extent to which there are competing uses for the frequency bands that are the subject of the coordination. The coordination process may result in modification of proposed coverage areas or satellite design to eliminate or minimize interference with other potential users.

         When coordination is completed and conflicts are resolved, the proposed users achieve "notification" status with the Radiocommunication Bureau. The frequency assignments are then recorded in the Master Registry, and such users are thereafter entitled under international law to protection from interference from subsequent or nonconforming uses from other countries. The failure to use an orbital slot within six years of advance publication (extendable for a further three years) could result in loss of priority in the coordination process.

         Under the Radio Regulations, during the coordination process, a country may request the Radiocommunication Bureau to assist it in resolving disputes in connection with existing or proposed uses of frequencies and orbital locations. However, should any such disputes remain unresolved, and the coordination process therefore not be successfully completed, there is no formal dispute resolution mechanism and any country that nonetheless places a satellite or any earth station into operation may not be entitled to seek the assistance of the Radiocommunication Bureau to resolve complaints relating to interference.

         The Company has requested the Radio Regulatory Department to file and coordinate applications by APT for orbital slots with the Radiocommunication Bureau and to resolve interference concerns. The Radio Regulatory Department has notified the Radiocommunication Bureau of the proposed use of six orbital slots. See "--Operation of the APSTAR System--Additional Orbital Slots." The applications provide for "registered lifetimes" of satellites of 20 years. Coordination of APSTAR IIR's orbital slot of 76.5 degrees East commenced on May 11, 1993 and the Company does not foresee any significant difficulties in coordinating that orbital slot. There can be no assurance, however, that it will be possible to complete the filing and coordination process for APSTAR IIR or any future APSTAR System satellites. In respect of four remaining applications , two of which are still in the advance publication stage, no assurance can be given as to whether substantial modifications to satellite coverage or design may be required, whether the coordination process will be successfully completed or whether the Company will have any priority for such orbital slots. The Company is in discussions with PRC authorities concerning the positioning of a DBS satellite in one of the PRC's three orbital slots (92 degrees East, 80 degrees East and 62 degrees East) designated for DBS services by the ITU.

         EXPORT REGULATION

         The United States Department of Commerce has imposed certain restrictions on technology transfers to the PRC and certain other countries, such as Russia. The launch site for APSTAR IIR was located in the PRC and the launch provider was an entity licensed by the PRC government. The launch sites for other satellites that the Company may launch in the future may also be located in the PRC or such other countries. Special export licenses are required to be obtained by SS/Loral, the manufacturer of APSTAR IIR, and manufacturers of other satellites that the Company may launch in the future in connection with launches in any country subject to restrictions on technology transfers. SS/Loral has represented to the Company that it obtained a technical data exchange license from the United States Department of Commerce permitting the exchange between SS/Loral and Great Wall of certain technical data necessary to launch APSTAR IIR on a Long March 3B launch vehicle. In addition, the export of US-origin commercial communications satellites requires a Presidential waiver of the restrictions contained in the US Foreign Relations Authorization Act relating to such exports to the PRC. SS/Loral has represented to the Company that it obtained hardware export licenses from the Department of Commerce for the transport to the PRC of APSTAR IIR for launch.

         HONG KONG REGULATION

         The Company's satellite operations are principally regulated by the Outer Space Order which extended the United Kingdom Outer Space Act 1986 to all Hong Kong nationals and bodies corporate incorporated under the law of Hong Kong, including APT. The Outer Space Order prohibits any person from launching or procuring the launch of a satellite, or operating a satellite, without obtaining an appropriate license. The Outer Space Order further stipulates that any such license shall describe the activities authorized by it and also provides that licenses may be granted subject to conditions specified therein. The conditions may include basic orbital parameters and requirements to avoid interference with the activities of other users of outer space. Breach of any such conditions can give rise to a right of revocation of the relevant license.

         The ultimate authority to grant licenses and otherwise to administer the Outer Space Order is vested in the Chief Executive in council. In practice, all relevant matters are dealt with on a regular basis by OFTA. With effect from July 1, 1997, the regulation of satellite launch and operation by Hong Kong companies remain under the authority of OFTA.APT has the benefit of existing licenses granted under the Outer Space Order by the Chief Executive in council covering current and future operation of each of APSTAR I and APSTAR IA, subject to the conditions of the respective licenses. Each of these licenses requires the approval of the Hong Kong government for any transfer of a beneficial interest in the satellite, such as that which will arise in connection with the consummation of the Global Offering. The Company has applied to obtain these approvals. The license application process for APSTAR IIR was approved on October 3, 1997.

         The Company's earth station operations involve the operation and use of telecommunications apparatus at and from its earth station at Tai Po, Hong Kong. Establishment, possession and use of such telecommunication apparatus in Hong Kong is regulated by the Telecommunication Ordinance and the orders and regulations thereunder. APT has the benefit of licenses granted under the Telecommunication Ordinance for each of APSTAR I and APSTAR IA covering all its TT&C operations, as well as monitoring and testing functions, subject to the terms and conditions of the respective licenses. Such licenses have terms of 20 years, commencing July 19, 1994 and June 11, 1996, respectively. The licenses require APT (among other things) to avoid harmful interference with other telecommunication apparatus operating within or outside Hong Kong and to ensure compliance with all relevant requirements of the International Telecommunication Convention, a complementary document to the ITU's constitution document, and any other international telecommunication agreements which may from time to time be acceded to by or on behalf of, or applied to Hong Kong. These licenses were formally granted with the grant of the licenses under the Outer Space Order referred to above and the Company expects to obtain an appropriate license for APSTAR IIR at the relevant time and on a similar basis.

         The Telecommunication Ordinance also contains provisions for (i) the taking of possession by the Hong Kong government of telecommunications stations where the Chief Executive in council is of the opinion that an emergency has arisen in which it is expedient for the public service that the Hong Kong government should have control over telecommunications stations and (ii) the payment of compensation should such taking of possession occur.

         OVERSEAS NATIONAL TELECOMMUNICATIONS AUTHORITIES

         The laws and regulatory requirements regulating access to satellite systems vary from country to country. Some countries have substantially deregulated satellite communications, making customer access to the Company's satellites a relatively simple procedure, while other countries have maintained strict monopoly regimes. The application procedure for access to satellite systems can be time-consuming and costly, and the terms of the licenses vary among different countries.

         Direct reception of satellite television is currently illegal in a number of countries in Asia and the Middle East, and is subject to stringent restrictions in certain other countries in those regions. Private ownership of dishes is currently prohibited in the PRC, although certain hotels and other entities are permitted to operate dishes upon application to the relevant authorities. The Company is in discussions with the MRFT to jointly develop the DBS business. However, there can be no assurance that the approvals necessary for the DBS Project will be obtained. In addition, regulations regarding content of advertisements and advertising vary from country to country, making it difficult for broadcasters to address advertisements to Asia and the Middle East as a whole.

         THE YEAR 2000 PROBLEM

         The Company is also concerned about the possibility of the Year 2000 problem (the "Problem") affecting the computer-based systems of the Company. The professional staff concerned have conducted a comprehensive impact analysis (the "Analysis") of the areas which may possibly be affected by the Problem. The Analysis included three main areas: (a) Satellites; (b) Satellite Control Centre (the "Centre"); and (c) Office Automation.

         (a) Satellite

         Since all the important operation parameters of APSTAR I, APSTAR IA and APSTAR IIR are not related to or based on absolute calendar years, the Problem will not likely have any material impact on the APSTAR System.

         (b) Satellite Control Centre

         The important computer software currently used in the Centre such as the software for the Telemetry, Tracking and Control of the APSTAR System and the related data processing are also not related to or based on absolute calendar years. The Company believes that other minor or discrete application software which may be affected by the Problem will be either rectified by the Group's staff or the vendors concerned by the end of 1998.

         (c) Office Automation

         There is no important or critical data processing of computer files in any department or operation function of the Company which is related to or based on absolute calendar years. The Company believes that other minor or discrete application software which may be affected by the Problem will be either rectified by the Company's staff or the vendors concerned by the end of 1998. The Company believes that the Problem will therefore have no material adverse effect on the Company's daily operations or result in any material expenditures to address the Problem.

         The Company will, from time to time, monitor closely any possible impact or incompliance arising from the Problem over the coming few years.

                           GLOSSARY OF CERTAIN TERMS

         In this Form 20-F, unless the context otherwise requires, the following expressions have the following meanings:

ADS An American Depositary Share representing ownership of eight shares of the Company's Ordinary Shares, evidenced by American Depositary Receipts.

analog A method of storing, processing or transmitting information through a continuous varied (rather than pulsed) signal.

APT BVI APT Satellite Investment Company Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company.

APT International     APT Satellite International Company Limited, a company
                      incorporated in the British Virgin Islands with limited liability and a shareholder of the Company.

bandwidth             A range of frequencies occupied by a modulated carrier or
                      the range of frequencies which can be transmitted through a communications system.

                      Bandwidth is one measure of the information carrying capacity of a transponder. The wider the bandwidth, the more information which can be transmitted.

Basic Law             The Basic Law of the Hong Kong Special Administrative
                      Region of the People's Republic of China which was adopted on 4 April 1990.

beam The directed electromagnetic rays emanating from a spacecraft or ground station. On satellites, typically refers to aggregates of these rays such as a China (coverage) beam or global (coverage) beam.

CCTV China Central Television, a PRC state-owned enterprise under the supervision and control of the MRFT.

CITV China International Television Corporation, a PRC state-owned enterprise under the supervision and control of the MRFT.

C-band In satellite communications (FSS) used to refer to downlink frequencies between 3.4 GHz and 4.2 GHz and uplink frequencies between 5.85 GHz and 7.075 GHz. Often referred to as 4/6 GHz.

cellular              Domestic public cellular radio telecommunications service.
                      Cellular systems are based on multiple base stations, or "cells," that permit efficient frequency reuse and on software that permits the system to band mobile calls from cell to cell as subscribers move through the cellular service area.

DBS Direct broadcast satellite. A satellite capable of transmitting direct-to-home television programming.

dBW Decibel relative to one watt. A measure of a satellite's power (e.g., 50 dBW is 10 times more powerful than 40 dBW).

digital Referring to a method of storing, processing, or transmitting information through a pulsed (rather than continuously varied) signal.

downlink The receiving portion of a satellite circuit extending from the satellite to the earth.

earth station         The antennae, receivers, transmitters and other equipment
                      needed on the ground to transmit and receive satellite communications signals.

EIRP Equivalent isotropic radiated power, the product of the power supplied to the antenna and the antenna gain in a given direction relative to an isotropic antenna (absolute or isotropic gain).

Estates Corporation   Hong Kong Industrial Estates Corporation, the lessor under the Lease Agreements.

footprint             The geographic area covered by a satellite's downlink or
                      uplink beams, the outer edge of which is generally defined as that area where the quality of communication degrades below an acceptable commercial level due to the spacecraft antenna pattern, power of the signal or curvature of the earth.

frequency             Number of repetitions in a given time. Typically refers to the rate of variation per second of the carrier wave or modulating signal. Communications satellite RF signals are typically in the GHz frequency range. See C-band and Ku-band.

GEO                   Geostationary orbit.

geostationary orbit   A geosynchronous orbit in which the orbital inclination
                      and eccentricity of a satellite are zero such that the satellite appears to hover over a fixed position on the earth's equator.

Global Offering       The Company's initial world-wide public offering of Common
                      Stock and American Depositary Shares, each representing eight shares of the Company's Common Stock dated December
                      13, 1996.

HDTV                  High definition television.

ISDN                  Integrated services data network.

ITU or International
Telecommunication     The International Telecommunication Union, the
Union                 telecommunications agency of the United Nations,
                      established to provide standardised communications procedures and practices, including frequency allocation and radio regulations, on a world-wide basis.

Joint Declaration     The Joint Declaration of the Government of the United
                      Kingdom and the Government of the PRC on the Question of Hong Kong with Annexes signed on 19 December 1984.

Ku-band In satellite communications (FSS), used to refer to downlink frequencies between 10.7 GHz and 12.75 GHz and uplink frequencies between 13.75 GHz and 14.8 GHz. Often referred to as 11/14 or 12/14 GHz.

Lease Agreements      The agreement for lease dated 26 February 1996, as
                      amended, supplemented and modified, between APT and the Estates Corporation, relating to the land underlying APT's satellite control centre and an adjacent property.

LEO                   Low-earth orbit of up to 1,500 miles above the earth.

Master Registry       The Master International Frequency Register of the ITU,
                      which lists frequency assignments of orbital slots upon notification.

MEO                   Mid-earth orbit of up to 18,000 miles above the earth.

megahertz (MHz)       A measure of frequency. 1 million cycles per second.

microwave             Radio frequency carrier waves with wavelengths of less
                      than one meter-frequencies above 300 MHz.

mobile satellite      Services transmitted via satellites to provide mobile
services              telephone, paging, messaging, facsimile, data, and
                      position location services directly to users.

OFTA The Office of the Telecommunications Authority of Hong Kong or, where the context requires, the Telecommunications Authority of Hong Kong.

operational life      The time for which a satellite is capable of operating in
                      its allotted position. The expected end of a satellite's in-orbit operational life is mainly based on the period during which the satellite's on-board fuel permits proper station-keeping maneuvers for the satellite.

paging A service designed to deliver a message to a person whose location is unknown; messages may be received via an alphanumeric or character display or small speaker.

PRC                   The People's Republic of China.

PSTN Public switched telephone networks which comprise the network infrastructure necessary for providing basic telephone services

radio frequency       A frequency that is higher than the audio frequencies but
                      below the infrared frequencies, usually above 20 KHz.

SAR                   Special Administrative Region of the PRC.

scrambled             Programming signals which require a decoder for purposes
programming           of viewing.

signal A physical, time-dependent energy value used for the purpose of conveying information through a transmission line.

switch A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information; switching is the process of interconnecting circuits to form a transmission path between users.

teledensity           Telephone access lines per 100 persons.

telemetry             Radio transmission of coded or analog data from a
                      satellite to a ground station.

telephony             Science of construction and operation of telephones and
                      telephonic systems.

transponder           A microwave repeater which provides a discrete path to
                      receive communications signals, translate and amplify such signals and retransmit them to earth or another satellite.

TT&C Station          Telemetry, tracking and command station, a land-based
                      facility that monitors and controls the positioning, altitude and status of a satellite in orbit..

uplink In satellite communications, the signal from the earth station to the space station (satellite).

VSAT                  Very small aperture terminal.

ITEM 2.  DESCRIPTION OF PROPERTY.

         The Company's executive offices are located at leased premises in Hong Kong. Coordination of all customer-related communication on the Company's satellites, including initial station testing and outage and trouble reporting, is conducted through the Company's satellite control center. See " -- Satellite Control Center" in Item 1 herein. The 45,000 square foot site where the TT&C facility is constructed and the 40,000 square foot unoccupied site adjacent to such facility are held by the Company pursuant to the Lease Agreements. The lease covering the

Company's office space in Hong Kong expires in August 1999. The rental amount (excluding rates and management charges) under all such leases is approximately HK$ 3.3 million per year.

         The terms of the Lease Agreement for the land underlying the Company's satellite control center in Tai Po, Hong Kong and the property adjacent thereto require the Company to complete the development of the currently undeveloped adjacent property by no later than April 27, 1998 (56 months from the date of possession of the adjacent property). This involves the (i) the construction of a building and (ii) installation of antennae and other satellite-related equipment, such equipment having a value of at least HK$ 44.7 million. As of December 31, 1997, the Company had not begun to develop the adjacent property, which the Company intends to develop in connection with the DBS Project. Failure to develop the adjacent property would result in a breach of the Lease Agreements which would give the Estates Corporation the right to re-enter and take possession of both the developed property and the adjacent property. The Estates Corporation has indicated to the Company that it will either (i) grant an extension of the completion date for the entire development of the adjacent property to October 27, 1999, and, in consideration of granting such extension, may require the payment of an additional lump sum amount of HK$400,000, or (ii) exercise its right to re-enter and take possession of only the undeveloped adjacent property. The Company's future expansion plans could be materially adversely affected if the Estates Corporation were to take possession of the adjacent property. The terms of the Lease Agreement in respect of the completion period of the development of the adjacent property have been modified by the Second Modification of Agreement for Lease and the Second Modification To Proposal Form entered into between APT Satellite Company Limited and the Hong Kong Industrial Estates Corporation on March 2, 1998 that extended the development period deadline from 56 months to 80 months with the balance of the agreement terms and conditions remaining in full force and effect.

ITEM 3.  LEGAL PROCEEDINGS.

         Neither the Company nor any of its subsidiaries is a party to any material litigation or arbitration proceeding.

ITEM 4.  CONTROL OF REGISTRANT.

         The principal shareholders of the Company ("Principal Shareholders") have provided substantial financial support since APT was founded, funding the design, construction and launch of APSTAR I and APSTAR IA and the design and construction of APSTAR IIR through equity contributions, shareholders' loans and shareholder guarantees of bank loans used to finance or refinance the costs of satellite design, construction and launch. The Principal Shareholders have also provided significant human resources, technical and marketing support.

         The following table shows the approximate underlying direct and indirect ownership interests of the Principal Shareholders in the issued ordinary share capital of the Company as of June 15, 1998. None of the directors or executive officers of the Company has any shareholding in the Company except Mr. Wong Kit Ming who holds 600,000 shares as a result of a special interim dividend declared by China Travel (Macau) on March 20, 1998.

     Title of Class           Identity of Person or Groups        No. of Shares    Percent of Class(1)
     --------------           ----------------------------        --------------   -------------------
                                                                  directly held
                                                                  -------------
Common Stock              CLTC                                      14,400,000           10.714%
Common Stock              ChinaSat                                   6,000,000            8.714%
Common Stock              China Aerospace                            6,000,000            8.714%
Common Stock              Chia Tai                                  14,400,000           10.714%
Common Stock              China Travel (Macau)                      14,400,000           10.714%
Common Stock              SingaSat                                  14,400,000           10.714%
Common Stock              Kwang Hua                                 14,400,000           10.714%
Common Stock              Sinolike Investments                      16,800,000            4.00%
                                          Sub-total                100,800,000           75.00%

-----------------

(1) The underlying ownership interests of the Principal Shareholders in the issued share capital of the Company is held on the following basis:

         (a) Each Principal Shareholder holds 8,400,000 shares of Common Stock directly, representing 2% of the Company's issued share capital in pursuance of the Corporate Restructuring prior to the Global Offering completed in December 1996.

         (b) On October 16, 1997, ChinaSat and China Aerospace each entered into an agreement with Sinolike Investment Limited ("Sinolike") to dispose of 2% of the Company's issued share capital. Sinolike is a wholly owned subsidiary of China Aerospace International Holdings Limited ("CASIL") which in turn is an associated company of China Aerospace as of the day of the said agreements. The share transactions were completed in April 1998.

         (c) On October 16, 1997, Telecom Holding Company Limited, the sole shareholder of Chia Tai, entered into an agreement with Sinolike to dispose of its entire interest in Chia Tai to Sinolike. The share transactions were completed in April 1998 and Chia Tai was renamed as CASIL Satellite Holdings Limited ("CASIL Satellite") on May 6, 1998.

         (d) The Principal Shareholders collectively hold in aggregate underlying ownership interests of 61% indirectly through APT Satellite International Company Limited ("APT International"), which holds 256,200,000 shares (i.e. each Principal Shareholder has an underlying ownership interest of approximately 8.714% held indirectly through APT International). On March 16, 1998, in pursuance of special interim dividend declared by APT International, 42,000,000 shares of the Company's issued shares, which represented 10% of the interests of Company, were distributed to the Principal Shareholders by APT International. As a result, each Principal Shareholder's direct share holding in the Company increased to 14,4000,000 shares (3.428%) from its original 8,400,000 shares (2.0%). APT International's ownership interests in the Company decreased from 256,200,000 shares (61%) to 214,200,000 shares (51%). As of June 15, 1998, the total issued shares of the Company is 420,000,000 shares.

         The entire issued share capital of APT International comprises 700 shares of US$ 1.00 each, of which 100 shares are held by each of the Principal Shareholders. The Principal Shareholders have entered into an agreement (the "Shareholders' Agreement"), which governs their respective rights and obligations with respect to, among other things, their shareholdings in APT International. The Shareholders' Agreement contains (among other things) provisions restricting the transfer or other disposal or encumbrance by any Principal Shareholder of the Shares in APT International, and granting mutual rights of pre-emption among the Principal Shareholders in the event of any proposed transfer by a Principal Shareholder of any share(s) in APT International.

         CLTC is a PRC registered and state-owned enterprise and is subject to supervision and control by the Defense Commission, which controls the operation of the PRC's three satellite launch centers and the PRC's satellite TT&C network.

         China Telecommunications Broadcast Satellite Corporation ("ChinaSat") is a PRC state-owned enterprise under the supervision of the MPT. ChinaSat is the satellite operation arm of the MPT.

         China Aerospace Corporation ("China Aerospace"), formerly the PRC Ministry of Aerospace Industry, is a PRC state-owned enterprise. China Aerospace is engaged in the research, design, testing and manufacturing of launch vehicles and satellites. China Aerospace also supervises and controls Great Wall, which is responsible for the sale to foreign customers of commercial launch services effected by Long March launch vehicles.

         Chia Tai International Telecommunication Company Limited ("Chia Tai") is wholly-owned by Telecom Holding Company Limited ("Telecom Holding") which manages the investment in the Company of TelecomAsia Corporation Public Company Limited ("TelecomAsia"), a publicly listed company in Thailand. Telecom Holding disposed the entire issued shares of Chia Tai to Sinolike by the said share transaction agreement on October 16, 1997. Chia Tai was renamed as CASIL Satellite Holdings Limited on May 6, 1998. Sinolike is a wholly owned subsidiary of CASIL which is a conglomerate listed in Hong Kong with a market capitalization as of June 15, 1998 of approximately HK$1.5 billion.

         China Travel Fok Tai (Macau) Limited ("China Travel Macau)") is owned 50% by China Travel Service (Holdings) Hong Kong Ltd. ("CTS (Holdings)") and 50% by five individuals who each own 10% . CTS (Holdings) is one of the largest PRC-owned companies in Hong Kong, with interests in a wide range of businesses including tourism, transportation, trading, industry, property development and construction, and research and development in science and technology through its over 190 subsidiaries, joint ventures and associated companies. China Travel International Investment Hong Kong Ltd., one of its subsidiaries, is a publicly listed company in Hong Kong with a market capitalization as of June 15, 1998 of approximately HK$ 3.25 billion.

         SingaSat PTE Ltd. ("SingaSat") is wholly-owned by Singapore Telecom. Singapore Telecom is a telecommunications operating company and a holding company for over forty subsidiaries which provide a wide range of domestic, international and mobile telecommunications as well as postal services. Singapore Telecom is a publicly listed company in Singapore, and, as of June 10, 1998, it had a market capitalization of approximately US$ 21.63 billion.

         Kwang Hua Development and Investment Limited ("Kwang Hua") is a Hong Kong incorporated venture capital company owned jointly by the Ruentex Group, one of the largest Taiwanese conglomerates, and China Development, a prominent financial and investment company in Taiwan. China Development is also an affiliate of the Ruentex Group.

         The following table shows the approximate underlying direct and indirect ownership interests of each person known by the Company to own beneficially more than 10% of the Company's outstanding American Depositary Receipts ("ADRs") as of June 15, 1998.

Title of Class            Identity of Person or Groups           Amount            Percent of Class
--------------            ----------------------------           ------            ----------------
ADSs                      Franklin Resources, Inc.               3,482,800             6.6% (1)
ADSs                      Charles B. Johnson                     3,482,800             6.6% (1)
ADSs                      Rupert H. Johnson, Jr.                 3,482,800             6.6% (1)
ADSs                      Templeton Global Advisors
                          Limited                                3,482,800              6.6% (1)

-----------

(1) The securities are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries (the "Adviser Subsidiaries") of Franklin Resources, Inc. ("FRI"). Such advisory contracts grant to such Adviser Subsidiaries all investment and/or voting power over the securities owned by such advisory clients. Therefore, such Adviser Subsidiaries may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner.

         Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI subsidiaries. FRI, the Principal Shareholders and each of the Adviser Subsidiaries disclaim any economic interest or beneficial ownership in any of the securities.

         FRI, the Principal Shareholders, and each of the Adviser Subsidiaries are of the view that they are not acting as a "group" for purposes of
         Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

ITEM 5.  NATURE OF TRADING MARKET.

         The Company's Common Stock is listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). The Hong Kong Stock Exchange is the principal non-United States trading market for the Company's Common Stock. The following table sets forth the range of quarterly high and low closing sale prices of the Common Stock on the Hong Kong Stock Exchange.

                                                                           High (HK$ )       Low (HK$)
                                                                           -----------       ---------
                  First Quarter                          (1997)             13.70            10.00
                  Second Quarter                         (1997)             13.50            11.80
                  Third Quarter                          (1997)             14.3             12.1
                  Fourth Quarter                         (1997)             17.3             10.8
                  First Quarter                          (1998)             12.8             10.3
                  Second Quarter               (through June 15, 1998)      13.05             9.6

         In addition, the Company's ADSs are listed on the New York Stock Exchange ("NYSE"). The Bank of New York serves as depositary (the "Depositary") with respect to the ADSs trading on the NYSE. According to information furnished to the Company by the Depositary, as of June 15, 1998, there were 13 holders of records of ADSs with addresses in the United States and such holders owned an aggregate of 12,389,037. The following table sets forth the range of quarterly high and low closing sale prices of the ADSs on the NYSE.


                                                                            High (US$)               Low (US$)
                                                                            ----------               ---------
First Quarter                                    (1997)                     14.375                   10.000
Second Quarter                                   (1997)                     14.500                   11.875
Third Quarter                                    (1997)                     15.5                     12
Fourth Quarter                                   (1997)                     19                       10
First Quarter                                    (1998)                     13.625                   10.5625
Second Quarter                             (through June 15, 1998)          14                       9.375

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

         The Company has been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority.

         The transfer of shares of Common Stock of the Company ("Shares") between persons regarded as resident outside Bermuda for exchange control purposes and the issue of Shares within the current authorized share capital of the Company to or by such persons may be effected without specific consent under the Exchange Control Act of 1972 and regulations thereunder subject to such Shares being listed on the Hong Kong Stock Exchange or the New

York Stock Exchange. Issues and transfers of Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act of 1972.

         There are no limitations on the rights of holders of the Shares who are non-resident in Bermuda for exchange control purposes to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds, including remittance of interest or payment to non-resident holder of the Common Stock, if any, in and out of Bermuda or to pay dividends to United States residents who are holders of the Shares, other than in respect of local Bermuda currency.

         In accordance with Bermuda law, share certificates are only issued in the names of corporations, partnerships, or individuals. In the case of an applicant acting in a special capacity (for example, as trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such trust.

         The Company will take no notice of any trust applicable to any of its Shares whether or not it has notice of such trust.

         As an exempted company, the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (1) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years), (2) the taking of mortgages on land in Bermuda to secure an amount in excess of 50,000 Bermuda dollars without the consent of the Minister of Finance of Bermuda, (3) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda government or a public authority or (4) the carrying on of business of any kind in Bermuda, except in furtherance of the business of the Company carried on outside or under a license by the Minister of Finance of Bermuda.

ITEM 7.  TAXATION.

         The following discussion is a summary of the material Bermuda, Hong Kong, and United States federal income tax considerations relevant to an investment decision with respect to the Company's American Depositary Shares ("ADSs") and Shares. This discussion does not purport to deal with the tax consequences of owning ADSs and Shares to all categories of investors, some of which (such as, dealers in securities, banks, tax-exempt organizations, certain insurance companies, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of the Company, investors who do not hold the Shares or ADSs as capital assets, investors who hold ADSs or Shares that are part of a hedging, straddle, or conversion transaction or US Holders whose functional currency is not the US Dollar) may be subject to special rules. This discussion is not exhaustive of all possible tax considerations, including, specifically, the consequences under United States federal, state, local, and other laws, of the acquisition, ownership, and disposition of ADSs and the disposition of Shares.

BERMUDA TAXATION

         The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payments of dividends by the Company to its shareholders. Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 an assurance that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income or on any capital asset, gain or appreciation, or any tax in the nature of an estate duty or inheritance tax, the imposition of such tax shall not be applicable to the Company or any of its operations, nor to the shares, debentures, or other obligations of the Company, until March 28, 2016. This assurance does not, however, prevent the imposition of any Bermuda tax payable in relation to any land in Bermuda leased to the Company or to persons ordinarily resident in Bermuda.

HONG KONG TAXATION

         TAX ON DIVIDENDS

         Under the current law and practice of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

         PROFITS TAX

         No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ADSs or Shares). Trading gains from the sale of property by persons carrying on a trade, profession, or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession, or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals. Gains from sales of the Shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Shares realized by persons carrying on a business in Hong Kong of trading or dealing in securities. Gains from sales of the ADSs effected on the New York Stock Exchange will usually be considered to be derived from or arise outside Hong Kong, and therefore, liability for Hong Kong profits tax would not ordinarily arise in respect of trading gains from sales of ADSs.

         STAMP DUTY

         In order for Shares to be dealt on the Hong Kong Stock Exchange, such Shares must be registered on the Hong Kong branch register of the Company. Hong Kong Stamp duty will be payable by the transferee on every, and by the transferor, on every transfer of a beneficial interest in Shares that are registered on the Hong Kong branch register of the Company. The duty is charged at the current rate of HK$ 1.50 per HK$ 1,000 or part thereof of the consideration for, or (if greater) the value of, the Shares transferred (i.e., a total of HK$ 3 per HK$ 1,000 or part thereof is currently payable on a typical sale and purchase transaction of Shares). In addition, a fixed duty of HK$ 5 is currently payable on an instrument of transfer of such Shares.

         The withdrawal of Shares that are registered on the Hong Kong branch register of the Company upon the surrender of ADSs, and the issuance of ADSs upon the deposit of such Shares, will not attract the stamp duty charge at the rate described above for sale and purchase transactions unless such withdrawal or deposit results in a change in the beneficial ownership of the Shares under Hong Kong law. The issuance of ADSs upon the deposit of Shares issued directly to the Depositary or for the account of the Depositary should not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

         ESTATE DUTY

         Estate duty is imposed upon the principal value of property situated in Hong Kong passing on the death of a person. Shares that are registered on the Hong Kong branch register of the Company (which may include Shares represented by ADSs) are regarded as property situated in Hong Kong for estate duty purposes. Hong Kong estate duty is imposed on the principal value of a deceased's Hong Kong estate at graduated rates from 6% to 18% . In respect of the estate of persons dying on or after April 1, 1997, no estate duty is payable where the principal value of the dutiable Hong Kong estate does not exceed HK$
7.0 million; the maximum rate of 18% applies where the principal value exceeds HK$10.0 million.

UNITED STATES FEDERAL INCOME TAXATION

         The following summary describes the principal United States federal income tax consequences of the purchase, ownership, and disposition of Shares and ADSs (evidenced by American Depositary Receipts ("ADRs"), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own, or dispose of Shares or ADSs. In particular, this summary of United States federal income tax matters deals only with holders that will hold Shares or ADSs as capital assets and does not address special tax situations, such as the United States tax treatment of holders who are securities dealers, who are holding Shares or ADSs as part of a hedging or larger integrated financial or conversion transaction, who are citizens or residents of a possession or territory of the United States, who are United States holders (as defined below) with a currency other than the US dollar as their functional currency or who own, directly or indirectly, 10% or more of the voting stock of the Company. For this purpose, the Shares and ADSs will constitute voting stock of the Company.

         This summary is based upon (i) the income tax laws of the United States as in effect on June 15, 1998, which are subject to change, possibly with retroactive effect, and (ii) in part, on representations of The Bank of New York, as the Company's depositary (the "Depositary") and on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

         This discussion is not exhaustive of the consequences of the purchase, ownership, and disposition of Shares or ADSs, including the effect of any state or local tax laws or the laws of any jurisdiction other than the United States.

         THE COMPANY

         The Shares and Shares represented by ADSs are characterized as equity interests in the Company, and the Company will so characterize all such Shares for all United States federal income tax purposes.

         The Company will be subject to United States federal income tax only to the extent that it derives certain United States source income or income effectively connected with the conduct of a trade or business within the United States. Currently, the Company does not have, intends and anticipates that it will not have, and will conduct its affairs in a manner so that it will not have, any United States source income subject to United States federal income or withholding tax or income effectively connected with the conduct of a trade or business within the United States. Thus, the Company intends and anticipates that it will not be subject to any United States federal tax.

         TAXATION OF INVESTORS--UNITED STATES HOLDERS

         As used herein, a "United States holder" means a beneficial owner of Shares or ADSs that is an individual who is a citizen or resident of the United States; a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof; an estate that is subject to United States federal income tax regardless of its source, or a trust subject to control of a United States person and the primary supervision of a United States court. A "resident" of the United States includes an individual that (i) is lawfully admitted for permanent residence in the United States, (ii) is present in the United States for 183 days or more during a calendar year or
(iii) (a) is present in the United States for 31 days or more during a calendar year, (b) is present in the United States for an aggregate of 183 days or more, on a weighted basis, over a 3-year period ending in such calendar year, and (c) does not have a closer connection to a "tax home" that is located outside the United States.

         OWNERSHIP OF ADSs AND SHARES. For United States federal income tax purposes, a United States holder of ADRs will be treated as the owner of the ADSs evidenced thereby and of the Shares represented by such ADSs. Accordingly, no gain or loss will be recognized by a United States holder upon the exchange of ADSs for the Shares represented by such ADSs. A United States holder's tax basis in the Shares received will be the same as its tax basis in the surrendered ADSs and the holding period for Shares received will include the period during which the holder held such ADSs.

         TAXATION OF DIVIDENDS. To the extent provided below, a United States holder will be required to include in gross income when received by the holder or, in the case of ADSs, by the Depositary, as a dividend any cash or the fair market value of any property distributed by the Company in the same manner as if the Company were a United States corporation not subject to the rules described below. Distributions paid in any currency other than the US dollar will be translated into US dollars at the spot rate on the date the dividends are paid, regardless of whether the dividends are in fact converted on that date.

         Dividends paid by the Company will not be eligible for the dividends received deduction generally allowed to corporations under the United States Internal Revenue Code of 1986, as amended (the "Code"). For purposes of the United States foreign tax credit limitation, dividends paid by the Company generally will constitute foreign source "passive income" (or, in the case of a holder who is a "financial services entity" as defined in regulations under the Code, "financial services income").

         TAXATION OF DISPOSITIONS OF SHARES OR ADSs. A gain or loss realized by a United States holder on the sale or other disposition of a Share or an ADS will be subject to United States federal income tax, as a capital gain or loss, in an amount equal to the difference between such United States holder's adjusted tax basis in the Share or ADS and the amount realized on its disposition.

         For purposes of the United States foreign tax credit limitation, a recognized gain or loss arising on the disposition of a Share or ADS generally will be United States source gain. There is a risk, however, that a recognized loss may be allocated against foreign source income by reference to the source of income received under the Share or ADS based on, among other things, whether or not a Share or ADS is attributable to a foreign office of the holder. The IRS has issued Proposed Regulations (which, while not currently effective, may become effective at some future time) on the sourcing of losses and holders of Shares or ADSs should consult with their tax advisors regarding the application of such Proposed Regulations to their specific situation.

         PASSIVE FOREIGN INVESTMENT COMPANY RULES

         The foregoing discussion assumes that the Company is not currently, and will not in the future be, classified as a "passive foreign investment company" ("PFIC") under the Code.

         Special United States federal income tax rules apply to holders of equity interests in a PFIC. A foreign corporation will constitute a PFIC for United States federal income tax purposes if 75% or more of its gross income for a taxable year were to consist of passive income, or 50% or more of its average assets held during a taxable year were to consist of passive assets. Passive assets are defined as assets that give rise, or that reasonably could give rise during the reasonably foreseeable future, to passive income. Passive income includes (i) rent and lease income (not including rent and lease income derived from persons other than related persons from the active conduct of a rental or leasing trade or business), (ii) interest, (iii) dividends from shares of stock in a corporation in which the foreign corporation directly or indirectly owns less than 25% of the value of the stock in the corporation and (iv) gains from the sale of any (a) property that gives rise to passive rent or lease income,
(b) partnership interests, or (c) shares of stock.

         Based on the Company's existing and anticipated future operations, as well as the existing and anticipated future operations of APT and APT BVI, the Company believes that it, APT and APT BVI are not, and intends and anticipates that they will not become in the future, PFICs. However, it is possible that certain lease income derived by the Company (or APT or APT BVI) might be viewed by the United States Internal Revenue Service (the "IRS") as passive income. In addition, because of the nature of the leasing business, and because the determination of whether or not the Company, APT or APT BVI is a PFIC will be based upon the composition of the annual income and assets of the entity, there can be no assurance that the Company, APT or APT BVI will not be considered a PFIC for the current or for any subsequent taxable year.

         Because the Company's sole asset is its stock interest in APT BVI, and APT BVI's sole asset, in turn, is its stock interest in APT, if APT is or becomes a PFIC, both the Company and APT BVI will also be or become PFICs. If the Company, APT and APT BVI are or become PFICs, a United States holder (whether direct, indirect or constructive) would be required to allocate to each day in its holding period with respect to the Shares or ADSs a pro rata portion of any distribution received, or deemed received under certain attribution rules, from the Company, APT or APT BVI that is treated as an "excess distribution." Generally, an excess distribution is that portion of the total annual distributions (including the proceeds from a redemption of Shares or ADSs that is treated as a distribution) from the Company, APT or APT BVI that exceeds 125% of the average annual amount distributed (as measured in the currency of such distributions) by that entity during the three preceding years (or such shorter period as the United States holder may have held the Shares or ADSs). In addition, the full amount of any gain recognized on a disposition or deemed disposition (including a liquidation, a redemption that is treated as an exchange, or a pledge) of (i) Shares or ADSs by the United States holder, (ii) attributable shares of APT by APT BVI, or (iii) attributable shares of APT BVI by the Company will be treated as an excess distribution.

         The amount of any excess distribution is allocated ratably over the United States holder's entire holding period. The amount allocated to the current taxable year and to any period prior to the first taxable year during which the Company, APT and APT BVI were PFICs is taxed as ordinary income. Any amount of the excess distribution allocable to a prior taxable year during which the Company, APT and APT BVI were PFICs or after the first taxable year they were PFICs will be subject to a deferred United States federal income tax charge, calculated as the sum of the amount of tax imposed on the allocable excess distribution at the highest applicable rate in effect for each year plus the accumulated interest on the determined amount of tax. Given the distribution and investment policies of the Company, if the Company, APT and APT BVI are or become PFICs, there is a substantial risk that any distribution by the Company will be treated as an excess distribution. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources").

         For purposes of the PFIC rules, under certain circumstances, Shares or ADSs held by a non-United States holder (as defined below) may be attributed to a United States person owning an interest, directly or indirectly, in that non-United States holder. In such event, dividends and other transactions in respect of the Shares or ADSs held by the non-United States holder would be attributed to such United States person for purposes of applying the above PFIC rules.

         If the Company is a PFIC, a United States holder must file Internal Revenue Service Form 8621 regarding distributions received with respect to Shares or ADSs and any gain realized on the disposition or deemed disposition of Shares or ADSs for each taxable year in which the United States holder owns Shares or ADSs.

         If the Company, APT and APT BVI are or become PFICs, an investment in Shares or ADSs by a United States holder could subject the holder to substantial, adverse United States federal income tax consequences. Prospective United States holders should consult their own tax advisers regarding the potential application of the PFIC regime.

         TAXATION OF INVESTORS--NON-UNITED STATES HOLDERS

         Subject to the discussion of United States backup withholding tax below, a holder of Shares or ADSs other than a United States holder (a "non-United States holder") will not be subject to United States federal income or withholding tax on income derived by the Company, dividends paid to a holder by the Company or gains realized on the sale of Shares or ADSs, provided that
(i) such income is not effectively connected with the conduct by the non-United States holder of a trade or business within the United States, (ii) the non-United States holder is not or was not present in, or does not have or did not have a permanent establishment in, the United States, (iii) there has not been a present or former connection between the non-United States holder and the United States, including, without limitation, such non-United States holder's status as a citizen or former citizen thereof or resident or former resident thereof, or (iv) in the case of a gain from the sale or disposition of Shares or ADSs by an individual, the non-United States holder is not present in the United States for 183 days or more during the taxable year of the sale or certain other conditions are met. In addition, the provisions of certain bi-lateral income tax treaties to which the United States is a party may shield a non-United States holder from the imposition of United States federal income tax on income from Shares or ADSs even if such income or such holder falls in one of the categories listed above. Non-United States holders should consult their tax advisors regarding the taxability of income in respect of the Shares or ADSs.

         UNITED STATES BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

         A 31% "backup withholding" federal income tax and certain information reporting requirements may apply to certain payments made on Shares or ADSs and to the proceeds from the disposition of Shares or ADSs unless the United States person (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Compliance with the identification procedures described above would establish an exemption from backup withholding for these Non-United States holders who are not exempt recipients. Under newly issued U.S. Treasury regulations, in the case of dividends paid after December 31, 1999, a holder generally will be subject to backup withholding at a 31% rate unless certain IRS certification procedures are complied with, directly or through an intermediary. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such exemption if applicable.

         Any amounts withheld under the backup withholding tax rules from a payment to a holder will be allowed as a refund or a credit against such holder's United States federal income tax, provided that the required information is furnished to the IRS.


ITEM 8.  SELECTED FINANCIAL DATA.

         The selected financial data for the Company as of and for the five years ended December 31, 1993, 1994, 1995, 1996 and 1997 set forth below are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the audited and unaudited consolidated financial statements of the Company, including the Notes thereto (the "Consolidated Financial Statements"), included herein. The selected financial data as of and for the period ended December 31, 1993 and 1994 set forth below are derived from audited consolidated financial statements of the Company not included herein. THE CONSOLIDATED FINANCIAL STATEMENTS ARE PREPARED AND PRESENTED IN ACCORDANCE WITH HONG KONG GAAP. FOR A DISCUSSION OF CERTAIN DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP, SEE NOTE 21 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

STATEMENT OF INCOME DATA:                           1993           1994            1995        1996           1997          1997
                                                    ----           ----            ----        ----           ----          ----
   Revenues:
     Leasing of satellite transponders to:
        Unaffiliated customers.............     HK$ --            HK$56.0       HK$197.1      HK$249.5    HK$379.6       US$49.0
        Related parties....................         --               13.1           87.7         118.1       142.9          18.4
                                                 -------          -------        -------       -------     -------       -------
   Total Revenues..........................         --               69.1          284.8         367.6       522.5          67.4
                                                 -------          -------        -------       -------     -------       -------
Operating expenses:
   Cost of service.........................         --               (2.5)         (17.3)        (26.9)      (61.5)         (7.9)
   Depreciation and amortization...........         (0.9)           (38.7)        (113.2)       (148.1)     (218.7)        (28.2)
   Selling, general and
      administrative.......................        (21.7)           (38.1)         (48.9)        (64.1)      (84.1)        (10.9)
                                                 -------          -------        -------       -------     -------       -------
Total operating expenses...................        (22.6)           (79.3)        (179.4)       (239.1)     (364.3)        (47.0)
                                                 -------          -------        -------       -------     -------       -------
Operating income (loss) from continuing
   operations..............................        (22.6)           (10.2)         105.4         128.5       158.2          20.4
Other income (expenses):
   Interest income.........................          6.4              8.7           22.5          17.0        20.9           2.7
   Interest expense........................         (1.0)           (12.4)         (43.8)        (52.7)      (40.1)         (5.2)
   Other income............................         --               14.1            0.5           6.3         5.1           0.7
                                                 -------          -------        -------       -------     -------       -------
Income (loss) before exceptional item and
   discontinued operations.................        (17.2)             0.2           84.6          99.1       144.1          18.6
Income from discontinued operations........          2.8              1.2           --            --           --            --
Exceptional item(1)........................         60.9             --            (69.8)         --           --            --
                                                 -------          -------        -------       -------     -------       -------
Income before income taxes.................         46.5              1.4           14.8          99.1       144.1          18.6
Provision for income taxes.................         --               --             --           (22.6)      (14.5)         (1.9)
                                                 -------          -------        -------       -------     -------       -------
Net income.................................      HK$46.5           HK$1.4       HK$ 14.8       HK$76.5    HK$129.6       US$16.7
                                                 =======          =======       ========       =======     =======       =======
Net income from continuing operations per
   share(2)................................          0.15            --              0.05         0.24        0.31          0.04
Net income  from continuing operations
   per ADS(2)..............................          1.22            --              0.38         1.92        2.47          0.32
Weighted average number of shares
   outstanding(2)..........................        285.4            315.0          315.0         319.0         420           420
US GAAP:
   Net income from continuing
     operations............................         46.4              2.8           16.9          89.3       131.9         17.02
   Net income  from continuing operations
     per share(2)..........................          0.16             0.01           0.05         0.28        0.31          0.04
   Net income  from continuing operations
     per ADS(2)............................          1.30             0.07           0.43         2.24        2.51          0.32
   Weighted average number of shares
     outstanding(2)........................        285.4            315.0          315.0         319.0         420           420
BALANCE SHEET DATA:
   Working capital.........................      HK$65.5        HK$(126.9)      HK$(96.4)     HK$144.8   HK$(310.9)     US$(40.1)
   Property, plant and equipment...........         16.7          1,083.7        1,000.7       1,851.5     1,646.2         212.4
   Total assets............................      1,044.6          2,550.8        2,082.2       3,193.6     3,575.1         461.3
   Long-term debt (less current portion)...        786.2          1,289.4          973.7         692.9       681.6          87.9
   Shareholders' equity (deficit)..........         38.9            581.9          596.7       1,942.5     2,072.0         267.4
US GAAP:
   Total assets............................      1,044.6          3,523.2        3,027.9       4,124.4     4,169.5         538.0
   Total liabilities.......................      1,001.9          2,935.1        2,422.9       2,160.9     2,074.0         267.6
   Shareholders' equity....................         42.7            588.1          605.0       1,963.5     2,095.5         270.4
OTHER DATA:
   Earnings before interest income,
     interest expense, other income,
     income taxes, depreciations and
     amortization and exceptional
     items ("EBITDA") from continuing
     operations(3).........................     HK$(21.7)         HK$28.5       HK$218.6      HK$276.6    HK$376.9       US$48.6
   EBITDA margin(4)........................         --               41.2%          76.7%         75.2%       72.1%         72.1%
   Capital expenditures(5).................     HK$553.4       HK$1,490.3     HK$1,106.6    HK$1,053.7    HK$693.2       US$89.4

-------------

(1) The exceptional gain for the year ended December 31, 1993 represents compensation received from a third party in connection with the termination of a joint venture agreement between a subsidiary of the Company and the third party for the development of a satellite communications system. The exceptional loss for the year ended December 31, 1995 represented uninsured expenses related to the loss of APSTAR II, the launching of which was unsuccessful. Uninsured expenses comprise legal and other professional fees, interest and certain other expenses.

(2) Per share and per ADS data is derived from the weighted average number of shares outstanding during the applicable period which gives effect to the number of shares outstanding after the Company's restructuring before and in anticipation of the Global Offering, and for the year ended December 31, 1996, after the Global Offering.

(3) EBITDA is computed under Hong Kong GAAP, EBITDA is not intended to represent cash flow for the period nor has it been presented as an alternative to net income as an indicator of operating performance.

(4) EBITDA margin represents EBITDA as a percentage of the Company's revenues.

(5)      Capital expenditures includes capitalized interest.

EXCHANGE RATE

         The exchange rates as of and during the years ended December 31, 1993, 1994, 1995, 1996 and 1997 were as follows:

                                       1993             1994           1995           1996            1997
                                      ------           ------         ------         ------          ------
Average (1)                           7.7357           7.7290         7.7357         7.7345          7.7432
High                                  7.7650           7.7530         7.7665         7.7440          7.7497
Low                                   7.7230           7.7225         7.7300         7.7310          7.7295
End of Period                         7.7280           7.7375         7.7323         7.7370          7.7495

---------------------

(1) The rate of exchange means the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during a year.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Already mentioned in later paragraph that APSTAR IIR commenced its operation on 1 Jan 1998 and therefore had not been included in 1997. The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements. The Consolidated Financial Statements have been prepared in accordance with Hong Kong GAAP, which differs in certain respects from US GAAP. For a summary of material differences between Hong Kong GAAP and US GAAP, see
Note 21 of Notes to the Consolidated Financial Statements and "US GAAP Reconciliation" below.

OVERVIEW

         APT's existing satellites, APSTAR I and APSTAR IA, are in geostationary orbit at 138 degrees East and 134 degrees East, respectively, providing commercial service to broadcasting and telecommunications customers in the Asia-Pacific region (virtually all of which is covered by the footprints of both satellites), with particular emphasis on the PRC. APSTAR I was launched from Xichang on July 21, 1994, and began commercial service on September 15, 1994. APSTAR IA was launched, also from Xichang, on July 3, 1996, and commenced commercial service on September 1, 1996. Both satellites are Hughes HS-376 communications satellites and each is equipped with 24 C-band transponders, 20 at 36 MHz and 4 at 72 MHz.

         APSTAR I's transponders have been effectively fully committed since February 1995. As of December 31, 1997 23.0% of revenues from APSTAR I were derived from PRC customers. The remaining transponders are leased to a variety of international broadcasting companies from the United States, Hong Kong and Taiwan. APSTAR IA's transponders were 88.6% committed as of December 31, 1997 .

         APT's transponder lease agreements typically have a term of five years, require the payment of a deposit of one calendar quarter's rental upon signing of the contract, provide for an escalation of service fees during the agreement term according to an agreed schedule, require service fees to be paid in advance and provide for renewal options. In addition, three of the 36 MHz transponders on APSTAR I and APSTAR IA have been committed for the life of the satellite. Revenues from the payments for these transponders are recognized on a straight line basis over the warranty period provided to the customers, generally 60 months.

         The Company has expanded its operations in the Asia-Pacific with the launch of APSTAR IIR, an SS/Loral FS-1300 communications satellite which was successfully launched on October 17, 1997, and the Company intends to continue to expand operations in the region through future satellite projects, including the DBS Project.

         On January 26, 1995, APSTAR II was destroyed 50 seconds after lift-off. The Company received an insurance payment of approximately HK$1,241.5 million (US$ 160.2 million) with respect to this incident, but recognized an exceptional loss of HK$69.8 million (US$ 9.0 million) in its results of operations for the year ended December 31, 1995 relating to the uninsured portion of the project.

         Certain aspects of the business of the Company are subject to governmental regulation, including the coordination of orbital slots under the regulations of the ITU and the licensing of the Company's satellite-related activities in Hong Kong by the Hong Kong government under the Outer Space Ordinance. Licenses from the Hong Kong government must be obtained to launch or operate a satellite. APT has the benefit of existing licenses covering current and future operation of each of APSTAR I and APSTAR IA. Each of these licenses requires the approval of the Hong Kong government for any transfer of a beneficial interest in the satellite, such as that which will arise in connection with the consummation of the Global Offering. The Company has applied to obtain these approvals. The Company pays annually HK$ 136,500 in licensing fees to the Hong Kong government as fixed in its licenses. The license application process for APSTAR IIR began in July 1995 and was approved on October 3, 1997. Although neither the Joint Declaration nor the Basic Law makes express provision with respect to the Outer Space Ordinance or the regulation of satellite launch and operation or other outer space activities, the Basic Law provides that the laws previously in force in Hong Kong shall be maintained, except for any laws that contravene the Basic Law, and subject to any amendment by the legislature of the Hong Kong SAR.

         The following table sets forth, for the periods indicated, the percentage of revenues from continuing operations represented by certain revenue and expense items in the Company's statements of income.


                                                                      1995              1996             1997
STATEMENT OF INCOME DATA:
     Revenues.............................................           100.0%            100.0%            100.0%
     Operating expenses:
         Cost of service..................................             6.1               7.3              11.8
         Depreciation and amortization....................            39.7              40.3              41.8
         Selling, general and administrative..............            17.2              17.4              16.1
                                                                      ----              ----              ----

     Total operating expenses.............................            63.0              65.0              69.7
                                                                      ----              ----              ----

     Operating income (loss)..............................            37.0%             35.0%             30.3%
                                                                      ====              ====              =====

     Income before exceptional item and discontinued
        operations........................................            29.7%             27.0%
                                                                                                          27.6%
     Net income (loss)....................................             5.2%             20.8%             24.8%
OTHER DATA:
     EBITDA...............................................            76.7%             75.2%             72.1%

         APT did not recognize any revenues for satellite transponder leasing until September 15, 1994, the date on which APSTAR I commenced commercial service. Prior to that date, the Company's revenues were attributable to sales of certain electronic products, a business which was discontinued in 1994.

         The Company began to recognize revenues from APSTAR IA on September 1, 1996, and, therefore, none of such revenues is reflected in results of operations for the periods before that date. APSTAR IIR commenced commercial operations on January 1, 1998 and therefore revenues from its operations are not reflected in results of operations before that date.

         For the years ended December 31, 1995, 1996 and 1997, the Company did not write off any accounts receivable.

RESULTS OF OPERATIONS

         Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

         REVENUES. Revenues for the year ended December 31, 1997 were HK$522.5 million (US$67.4 million), an increase of HK$ 154.9 million (US$ 19.9 million), or 42.1% , as compared to revenues of HK$367.6 million for the same period in 1996. This increase was primarily a result of the leasing of additional APSTAR IA transponders. In the year ended December 31, 1997 , 77.1% of revenues was related to broadcast services, and 22.9% of such revenues was derived from telecommunications services as opposed to 76.9% and 23.1% , respectively, for the year ended December 31, 1996.

         OPERATING EXPENSES. Operating expenses were HK$364.3 million (US$ 47.0 million) for the year ended December 31, 1997 , an increase of HK$ 125.2 million (US$ 16.1 million), or 52.4% , as compared to the year ended December 31, 1996. This increase was primarily a result of a HK$ 34.6 million (US$ 4.4 million)
item included in cost of service relating to insurance in orbit insurance cost for APSTAR I and APSTAR IA in 1997. Operating expenses as a percentage of revenues were 69.7% in the year ended December 31, 1997 , as compared to 65.0% in 1996.

         EBITDA. EBITDA for the year ended December 31, 1997 was HK$ 376.9 million (US$ 48.6 million), an increase of HK$ 100.3 million, (US$ 12.9 million) or 36.3% as compared to the year ended December 31, 1996. EBITDA was equal to 72.1% of revenues for the year ended December 31, 1997 , as compared to 75.2% for 1996. Such decrease was due to the factors discussed above. EBITDA is not a recognized US GAAP or Hong Kong GAAP measurement.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the year ended December 31, 1997 was HK$218.7 million (US$28.2 million), an increase of HK$70.6 million (US$ 9.1 million) as compared to depreciation and amortization of HK$ 148.1 million (US$ 19.1 million) for the year ended December 31, 1996. Both periods reflected amortization of APSTAR I and APSTAR IA, the increase mainly due to the additional amortization of APSTAR IA which commenced from September 1, 1996.

         OPERATING INCOME. Operating income was HK$158.2 million (US$ 20.4 million) for the year ended December 31, 1997 , an increase of HK$ 29.7 million (US$ 3.8 million), or 23.1%, as compared to the year ended December 31, 1996. Such increase was due to the factors discussed above.

         OTHER INCOME AND EXPENSES. Net interest expense was HK$ 19.2 million (US$ 2.5 million) in the year ended December 31, 1997, a decrease of HK$16.5 million (US$2.1 million), or 46.2%, as compared to the year ended December 31, 1996, as a result of decrease in interest expenses, which related to the full repayment of the loan under the APSTAR IA Loan Agreement (as defined herein), on December 31, 1996 and increases in interest income. Aggregate non-operating items resulted in an expense of HK$14.1 million (US$1.8 million) in the year ended December 31, 1997, a decrease of HK$ 15.3 million (US$2.0 million), or 52.0%, as compared to the year ended December 31, 1996.

         PROVISION FOR INCOME TAXES. Provision for income taxes was HK$ 14.5 million (US$ 1.9 million) in the year ended December 31, 1997, a decrease of HK$
8.1 million as compared to the year ended December 31, 1996. The decrease was mainly due to the tax arrangement of income for APSTAR IA that effectively reducedchargeable income. In addition, the tax provision was overprovided at the amount of HK$2.0 million (US$ 0.3 million) in 1996 and the deferred tax credit was HK$ 0.8 million (US$ 0.1 million). As a result, the tax provision for 1997 was reduced accordingly. NET INCOME. Net income for the year ended December 31, 1997 was HK$ 129.5 million (US$ 16.7 million), an increase of HK$ 53.0 million (US$ 6.8 million), as compared to the year ended December 31, 1996. This increase was mainly attributable to the full year operation of APSTAR IA for the year ended December 31, 1997.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

         REVENUES. Revenues for the year ended December 31, 1996 were HK$367.6 million (US$47.5 million), an increase of HK$82.8 million (US$10.7 million), or 29.1%, as compared to revenues of HK$284.8 million for the same period in 1995. This increase was primarily a result of the leasing of additional APSTAR IA transponders. In the year ended December 31, 1996, 76.9% of revenues was related to broadcast services, and 23.1% of such revenues was derived from telecommunications services as opposed to 78.0% and 22.0%, respectively, for the year ended December 31, 1995.

         OPERATING EXPENSES. Operating expenses were HK$239.1 million (US$30.9 million) for the year ended December 31, 1996, an increase of HK$59.7 million (US$7.7 million), or 35.5%, as compared to the year ended December 31, 1995. This increase was primarily a result of a HK$8.9 million (US$1.1 million) item included in cost of service relating to increase in-orbit insurance costs for APSTAR I in 1996. In 1995, the Company obtained in-orbit insurance for APSTAR I (for the first time, after expiration of the initial launch and in-orbit insurance package) later in the year than in 1996, effectively reducing the premium attributable to the year ended December 31, 1995. Operating expenses as a percentage of revenues were 65.0% in the year ended December 31, 1996, as compared to 63.0% in 1995.

         The Company capitalizes all costs that are directly attributable to a satellite incurred during the period prior to the commissioning of such satellite (including insurance and financing costs). With respect to APSTAR II, after the loss of the satellite, the aggregate satellite project progress payments of HK$1,311.3 million was offset in part by the insurance payment received by the Company in March 1995 (HK$1,241.5 million). The balance, reflecting the uninsured portion of the loss (HK$69.8 million), was written off as an exceptional item in the Company's 1995 results of operations. Similarly, operating costs directly incurred for APSTAR IIR and the DBS Project satellites prior to their commissioning will be capitalized and amortized as described above.

         EBITDA. EBITDA for the year ended December 31, 1996 was HK$276.6 million (US$35.7 million), an increase of HK$58.0 million, (US$7.5 million) or 26.5% as compared to the year ended December 31, 1995. EBITDA was equal to 75.2% of revenues for the year ended December 31, 1996, as compared to 76.7% for 1995. Such decrease was due to the factors discussed above. EBITDA is not a recognized US GAAP or Hong Kong GAAP measurement.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the year ended December 31, 1996 was HK$148.1 million (US$19.1 million), essentially flat as compared to depreciation and amortization of HK$113.2 million for the year ended December 31, 1995. Both periods reflected amortization of APSTAR I, and neither included amortization of APSTAR IA, as amortization of APSTAR I commenced on September 15, 1994, and amortization of APSTAR IA did not commence until September 1, 1996.

         OPERATING INCOME. Operating income was HK$128.5 million (US$16.6 million) for the year ended December 31, 1996, an increase of HK$23.1 million (US$3.0 million), or 22.0%, as compared to the year ended December 31, 1995. Such increase was due to the factors discussed above.

         OTHER INCOME AND EXPENSES. Net interest expense was HK$35.7 million (US$4.6 million) in the year ended December 31, 1996, an increase of HK$14.4 million (US$1.9 million), or 67.6%, as compared to the year ended December 31, 1995, largely as a result of increases in interest expenses, which related to the commencement of repayments under the APSTAR IA Loan Agreement (as defined herein), exceeding decreases in interest income. Aggregate non-operating items resulted in an expense of HK$29.4 million (US$3.8 million) in the year ended December 31, 1996, an increase of HK$8.6 million (US$1.1 million), or 41.3%, as compared to the year ended December 31, 1995.

         PROVISION FOR INCOME TAXES. Provision for income taxes was HK$22.6 million (US$2.9 million) in the year ended December 31, 1996, an increase of HK$22.6 million as compared to the year ended December 31, 1995 when taxable income was fully offset at year-end by tax loss carryforwards.

         NET INCOME. Net income for the year ended December 31, 1996 was HK$76.5 million (US$9.9 million), an increase of HK$61.7 million (US$8.0 million), as compared to the year ended December 31, 1995. This increase was primarily attributable to an exceptional loss in 1995 of HK$69.8 million relating to the uninsured portion of the loss from the destruction of APSTAR II shortly after its lift-off.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided by operating activities amount to HK$ 205.8 million (US$ 26.6 million) in the year ended December 31, 1997, and HK$ 266.4 million in the year ended December 31, 1996. Net cash provided by operating activities substantially exceeded net operating income in both periods as a result of a number of factors, most prominent of which was depreciation and amortization. Net cash provided by operating activities was HK$ 131.4 million in 1995.

         At December 31, 1997, APT had negative working capital of HK$ 310.9 million (US$ 40.1 million) and cash and cash equivalents of HK$ 87.5 million (US$ 11.3 million). Working capital decreased by HK$ 455.7 million (US$ 58.8 million) between December 31, 1996 and December 31, 1997 , primarily as a result of decreases in prepayments, deposits and other receivables of HK$43.9 million (US$ 5.7 million) and cash and cash equivalent of HK$ 217.8 million (US$ 28.1 million), and increases in accounts payable and accrued expenses of HK$ 33.1 million (US$ 4.3 million) and bank loans - current portion of HK$ 203.9 million (US$ 26.3 million).

         Net cash used in investing activities was HK$ 693.2 million (US$ 89.4 million) in the year ended December 31, 1997 . Of this amount, HK$ 681.1 million (US$ 87.9 million) was attributable to increases in satellite project progress payments on APSTAR IIR. In 1996, APT had net cash used in investing activities of HK$ 1,053.7 million, attributable mainly to a HK$ 1,040.2 million of satellite project progress payments on APSTAR IA and APSTAR IIR. Net cash used in investing activities was HK$ 134.8 million in 1995.

         Net cash provided by financing activities was HK$ 140.1 million (US$
18.1 million) in the year ended December 31, 1997 , including a HK$ 387.5 million (US$ 50 million) increase in secured syndicated bank loans. Net cash provided by financing activities of HK$ 1,000.8 million in 1996 resulted mainly from net proceeds from issue of shares of HK$ 1,326.0 million. Net cash used in financing activities was HK$ 387.8 million in 1995.

         The Company's principal sources of capital for the construction and launch of its satellites, the construction of related facilities and necessary working capital have been (i) equity provided by the Principal Shareholders,
(ii) a US$75.0 million term loan facility specifically relating to APSTAR I,
(iii) a US$50 million term loan facility specifically relating to APSTAR IIR,
(iv) a lease financing with respect to APSTAR I, pursuant to which the Company received a lump sum payment of US$11.0 million, (v) loans to the Company from the Principal Shareholders in an aggregate amount of US$ 21 million, (vi) a portion of the net proceeds of the Global Offering and (vii) cash flow from operations.

         APT's principal use of capital in the last several years has been (and will for the foreseeable future be) capital expenditures related to the construction and launch of its satellites. The Company's business is capital-intensive, requiring substantial capital outlays before any given satellite is commissioned to commercial service and can begin providing a return on capital.

         The Company makes periodic satellite project progress payment relating to construction of satellites, launching and related services, insurance costs and finance costs on amounts borrowed to finance such expenses. Upon the commencement of commercial service of an APT satellite, satellite project progress payments relating to the satellite are transferred in full to property, plant and equipment. As of December 31, 1997 , satellite project progress payments with respect to APSTAR IIR, were HK$ 1,805.0 million (US$ 232.9 million), and property, plant and equipment were HK$ 1,646.2 million (US$ 212.4 million), HK$ 683.3 million (US$ 88.2 million) of which related to APSTAR I and HK$858.8 million (US$110.8 million) of which related to APSTAR 1A.



OTHER

         Exchange Rates

                  Substantially all of APT's historical revenues from transponder leasing, premiums for satellite launch and in-orbit insurance coverage, debt service and capital expenditures have been denominated in US Dollars. The remaining revenues and expenses have been primarily denominated in Hong Kong Dollars, which are fully convertible into US Dollars, and the exchange rates for that currency against the US Dollar have been pegged since 1983. As the exchange rate between the Hong Kong Dollar and the US Dollar has been pegged, the Company does not engage in or plan to engage in hedging activities to offset risks of exchange rate fluctuations. There can be no assurance that the exchange rates will remain stabilized in the future. See "Exchange Rate Information." At December 31, 1997 , all of the Company's material contracts and obligations were denominated in US Dollars.

         Inflation

         Inflation has not materially affected the Company's operations during its operating history.

         Taxation

         The Company's profits for the year ended December 31, 1997 which is deemed to be Hong Kong-sourced is subject to Hong Kong profits tax, which is currently charged at the rate of 16.5% each year. Offshore interest income derived by the Company is not subject to Hong Kong profits tax.

         A subsidiary of the Company in the United States has been subject to United States income tax. The Company does not expect this subsidiary to pay a material amount of United States income tax for the foreseeable future.

         US GAAP Reconciliation

         The Company's financial statements are prepared in accordance with Hong Kong GAAP, which differs in certain material respects from US GAAP. The following table sets forth a comparison of the Company's net income and shareholders' equity in accordance with Hong Kong GAAP and US GAAP.

                                                                          Year Ended
                                                                         December 31,
                                             ------------------------------------------------------------
                                               1993        1994      1995           1996          1997
                                                                        (In millions)
Net income (loss) for continuing
   operations as reported under:

     Hong Kong GAAP.....................     HK$43.7      HK$0.2     HK$14.8       HK$76.5       HK$129.6
     US GAAP............................        46.4         2.8        16.9          89.3          131.9
Shareholders' equity as reported under:
     Hong Kong GAAP.....................        38.9       581.9       596.7       1,942.5        2,072.0
     US GAAP............................        42.7       588.1       605.0       1,963.5        2,095.5

         Note 21 of Notes to the Consolidated Financial Statements provides a description of the principal differences between Hong Kong GAAP and US GAAP as they relate to the Company, and a reconciliation to US GAAP of certain items, including net income and shareholders' equity. Differences between Hong Kong GAAP and US GAAP that have a material effect on the Company's net income and shareholders' equity as reported under Hong Kong GAAP relate to recognition of revenue, investment properties and deferred taxation, and are briefly summarized below.

         Certain of the Company's transponder lease agreements for transponder capacity contain pre-determined escalations over the term of the agreement. Under Hong Kong GAAP, the Company recognizes revenue on an accrual basis under the contract terms. Under US GAAP, revenue under these agreements would be recognized on a straight-line basis over the term of the agreement.

         Under Hong Kong GAAP, interest on loans, including the related costs of raising the loans, incurred specifically to finance construction of satellites is capitalized as part of the satellite costs until the satellites are substantially ready for their intended use. Under US GAAP, the interest capitalized is computed by applying an average borrowing rate to the total amount of qualifying assets under construction, not to exceed total interest costs incurred, and the related costs of raising the loans are deferred and amortized over the life of the loans. The application of US GAAP would not have a significant effect for the periods presented.

         Under Hong Kong GAAP, investment properties are stated at cost and are not depreciated. Under US GAAP, such investment properties would also be stated at cost, but will have to be depreciated over the lease term.

         Under Hong Kong GAAP, deferred taxation is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallize in the foreseeable future. A deferred tax asset is not recognized until its realization is assured beyond reasonable doubt.

         Under US GAAP, the tax effects of both taxable and deductible temporary differences are recognized as deferred tax liabilities and assets, respectively. A valuation allowance is recorded to the extent it is considered more likely than not that the deferred tax assets will not be realized.

         Additionally, under US GAAP, the outstanding lease obligations to the Partnership (as defined herein) would not be offset with a matching offshore deposit which is being held by a subsidiary company. As a result, current assets and liabilities would increase by HK$ 34.6 million and HK$ 38.9 million as of December 31, 1996 and 1997, respectively, and long-term assets and liabilities would increase by HK$ 870.9 million and HK$ 527.5 million at December 31, 1996 and 1997, respectively.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

         The aggregate compensation paid by the Company to directors for the year ended December 31, 1997 was approximately HK$ 6.9 million which includes HK$ 0.2 million for pensions, retirement or similar benefits for its officers and directors.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.

         All of the Company's current executive officers were originally seconded from affiliates of the Principal Shareholders, principally affiliates of ChinaSat, CLTC, China Aerospace and Chia Tai. A majority of APT's technical and engineering staff employed at the satellite control center in Tai Po were seconded from affiliates of CLTC, MPT and China Aerospace and became employees of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of APT Holdings are set forth below.

                                                                                                     DATE FIRST
                                                                                                     ELECTED OR
                   NAME                       AGE                      POSITION                       APPOINTED
                   ----                       ---                      --------                       ---------

EXECUTIVE DIRECTORS
He Ke Rang.............................       62     Vice-Chairman and President                        1992
Chen Ji Bin............................       63     Director and Vice-President                        1992
Qin Shen...............................       55     Director and Vice-President                        1992

NON-EXECUTIVE DIRECTORS
Liu Ji Yuan ...........................       64     Chairman (Appointed June 8, 1998)                  1998
Zhang Jia De ..........................       61     Vice-Chairman (Appointed June 8, 1998)             1998
Zhou Ze He.............................       57     Vice-Chairman (Appointed June 8, 1998)             1998
Xie Gao Jue............................       65     Chairman (resigned June 1, 1998)                   1992
Li Bao Ming............................       58     Vice-Chairman (resigned June 23, 1998)             1992
Ngai Man...............................       52     Vice-Chairman (resigned April 20, 1998)            1992
Wong Hung Khim.........................       59     Director                                           1993
Hsu Chih Chang.........................       39     Director                                           1996
Hou Zheng..............................       60     Director(resigned June 23, 1998)                   1993
Chatchaval Jiravanon...................       35     Director (resigned February 28, 1998)              1996
Zhu You Jun............................       62     Director                                           1996
Lim Toon...............................       54     Director                                           1993
Lee Hsiang Wei.........................       38     Director                                           1993
Wong Kit Ming..........................       53     Director                                           1997
Ho Siaw Hong...........................       48     Alternate to Lim Toon and Wong Hung Khim           1993
Wu Zhen Mu ............................       52     Director(Appointed June 23, 1998)                  1998
Liang Wen Hao .........................       57     Director(Appointed June 23, 1998)                  1998

INDEPENDENT NON-EXECUTIVE DIRECTORS
Li Kwok Wing, Meocre...................       43     Director                                           1996
Yuen Pak Yiu, Philip...................       62     Director                                           1996

EXECUTIVE OFFICERS
Leng Yi Shun...........................       60     Vice-President                                     1992
Bao Miao Qin...........................       58     Chief Engineer                                     1992


                                                                                                     DATE FIRST
                                                                                                     ELECTED OR
                   NAME                       AGE                      POSITION                       APPOINTED
                   ----                       ---                      --------                       ---------

Ang Teck Leng..........................       42     Financial Controller                               1994
Lo Kin Hang, Brian.....................       41     Assistant to the President and Company             1996
                                                     Secretary

EXECUTIVE DIRECTORS

        MR. HE KE RANG, aged 62, appointed as the Vice Chairman and President of the Company in October 1996 and has been the Vice Chairman and President of APT Satellite Company Limited ("APT"), a wholly-owned subsidiary of the Company, since June 1992. Mr. He is responsible for the overall daily management and operation of the Group. He graduated with a Master's Degree in Engineering from Kharkov Polytechnical Institute of the then USSR. From 1959 to 1961 he served in the Changchun Research Institute of Optics and Mechanics of the China Academy of Science. In 1961, he joined the PRC Ministry of Aerospace Industry (presently known as China Aerospace Corporation ("China Aerospace")). He later headed the Ministry's Research Institute of Mechanics and Environment which was responsible for the development of launch vehicle technology. From 1984 to 1992, he was the Deputy Director of China Academy of Launch Vehicle Technology of China Aerospace. During this period, he participated in the development and management of the Long March series of launch vehicles and other launch vehicles. The PRC government commended him in 1990 as a specialist who has contributed to the PRC. He currently serves as a Visiting Professor at the Harbin Institute of Technology.

        MR. CHEN JI BIN, aged 63, appointed as Director and Vice President of the Company in October 1996 and has been a Director and Vice President of APT since June 1992. Mr. Chen is responsible for the management of the APSTAR System. He graduated from the Radar Department of the PRC Institute of Military Telecommunication Engineering. From 1953 to 1970, he conducted radar research as the Deputy Chief Designer and Chief Designer in the Ministry of Communications and Ministry of Weapons. From 1970 to 1985, he was the Head of Design and Director of the Office of Satellite Communication System Engineering in the PRC Ministry of Electronics Industry. From 1985 to 1992, he was the Chief Engineer and Vice President of China Telecommunications Broadcast Satellite Corporation ("ChinaSat"). He has over 30 years' experience in telecommunications and satellite applications and control. He was accredited as a Senior Engineer and Research Fellow in 1980 and 1986 respectively, and was awarded the National Science and Technology Advancement Award (First Grade) in 1985. He has co-edited several technological publications on topics such as radar, microwave, satellite television receiving systems and satellite telecommunications.

        MR. QIN SHEN, aged 55, appointed as Director and Vice President of the Company in October 1996 and has been a Director of APT since August 1996 and Vice President since June 1992. He graduated from Department of Electrical Instrumentation Measurement Technology of the Harbin Institute of Technology in 1965. Prior to joining the Group, he was the Co-Chief Designer of China Xichang Satellite Launch Mission Command Control Centre, the Leader of the PRC Ministerial Level Professional Planning Group of the Seventh Five-Year Economic Plan of the PRC and the Deputy General Manager of the Development Department of China Satellite Launch & Tracking Control General ("CLTC"). He has been granted several State and Ministerial Level Research Awards. He has over 25 years' experience in satellite telemetry, control and telecommunication system design. He is a Senior Engineer and currently a Visiting Professor at the Harbin Institute of Technology.

NON-EXECUTIVE DIRECTORS

         MR. LIU JI YUAN, aged 64, appointed as Chairman of the Company in June 1998. Mr. Liu graduated from Bowman Polytechnic University, Moscow, USSR (presently known as Russia) majoring in automatic and remote control, and obtained a Master's degree in 1960. After graduation, he was appointed consecutively Deputy Director and Director of the Twelfth Research Institute of the Seventh Ministry of Machinery Industry, Vice President of the China Academy of Launch Vehicle Technology under the Ministry of Astronautics and accredited as a Senior Engineer from May 1983 to March 1984, Vice Minister of the Ministry of Astronautics and accredited as a research fellow from April 1984 to March 1988, and Vice Minister of the Ministry of Aerospace Industry(presently known as China Aerospace Corporation) from April 1988 to April 1993. In April 1993, Mr. Liu was appointed as the Administrator (Ministerial) of China National Space Administration (CNSA), as well as the President of China Aerospace Corporation. In 1988, Mr. Liu was granted the award of National Outstanding Young and Middle-aged Expert in PRC. In the same year, he was appointed as a visiting professor of Harbin Institute of Technology, Beijing University of Aeronautics and Astronautics, and Beijing Information Control Institute. After 1993, Mr. Liu was also appointed as the President of the Chinese Society of Astronautics, Member of International Academy of Astronautics, President (third-term) of China Automatic Measurement and Control Association, Honorary Chairman of China Aerospace Industrial and Entrepreneurial Management Association, and Honorary Chairman of China Aerospace International Holdings Limted.

         MR. ZHANG JIA DE, aged 61, appointed as the Vice Chairman of the Company in June 1998. Mr. Zhang graduated from the Department of Force Engineering of Zhejiang University in Engineering. He has long been leading or participarting the security management in respect of facilities and equipment, transportation, technical logistics, finance for various types of satellite launching, telemetry and control and therefore is well experienced in these areas. He had been appointed as the Deputy Director of China Satellite Launch & Tracking Control General. Mr. Zhang is also appointed as Visiting Professor in the University of Defence Technology and the Academy of Vehicle Engineering of the Technical Insititute of Beijing.

         MR. ZHOU ZE HE, aged 57, appointed as the Vice Chairman of the Company in June 1998. Mr. Zhou graduated from Chongqing University of Posts & Telecommunications. Then he participated in education and scientific research in telecommunication. In 1972, he was appointed as Deputy Director and Deputy Director General of MPT of PRC. In 1988, he was appointed as Deputy Director General of the Beijing Telecommunications Administration in charging of development, planning, construction and management of Beijing's telecommunication. He also acted concurrently as a director of Beijing International Exchange Systems Inc. In 1993, he was appointed as President of China National Posts & Telecommunications Industry Corporation. During this period, he promoted the rapid development and enterprises reformation in telecommunication industry. He successfully established joint ventures with international renowned telecommunication companies and completed the reformation of Shanghai Posts & Telecommunications Appliances Factory and Chengdu Cable Factory of MPT and listed their shares on foreign stock makret. He was also the first Chairman of the Chengdu Cable Company Limited, the first company of MPT that successfully listed on foreign stock market. In March 1995, he was transferred to ChinaSat as President endeavoring to the development of Chinese space segment resources and the planning of new projects such as satellite mobile telecommunications and high speed digital satellite telecommunications. In May 1998, Mr. Zhou was appointed as Chairman (first term) of Asia Pacific Mobile Telecommunications (APMT), the controlling shares of which is held by China.

        MR. XIE GAO JUE, aged 65, appointed as the Chairman of the Company in October 1996 and has been the Chairman of APT since June 1992. Mr. Xie graduated from the Beijing Institute of Posts and Telecommunications in 1956 and further obtained a postgraduate degree in 1958. He has worked in the fields of telecommunication and telemetry and control systems, serving as the Supervisor of a research laboratory, and later the Senior Engineer, Chief Engineer, and the Head of a PRC Ministry of Electronic Industry research institute. In 1982 he was appointed as the Department Director of Science and Technology of the PRC Ministry of Electronic Industry and subsequently was promoted to the Vice-Minister of the same Ministry in 1984. In 1988, he was appointed as the Vice-Minister of the Ministry of Posts and Telecommunications of the PRC. He has also served as Chairman of the China Management Association of Posts and Telecommunications Enterprises since 1991 and Vice President of the Chinese Institute of Electronics since 1988. Mr. Xie resigned as the Chairman of the Company effective June 1, 1998.

        MR. LI BAO MING; aged 58, appointed as the Vice Chairman of the Company in October 1996 and has been the Vice Chairman of APT since June 1992. He graduated from the University of Aeronautics and Astronautics and the Harbin Institute of Military Engineering. He has many years of experience in launches of various types of satellites. He was also the Division Manager of the Technology Division and Planning Division of Jiuquan Satellite Launch Centre and the Deputy Head of CLTC. Mr. Li resigned as the Vice Chairman of the Company effective June 23, 1998.

        MR. NGAI MAN, (also known as Montree Navikapol) aged 52, appointed as the Vice Chairman of the Company in October 1996 and has been the Vice Chairman of APT since June 1992. He is a Director of Orient Telecom & Technology Holdings Ltd. and Orient Telecom & Technology (China) Ltd. He joined the Charoen Pokphand Group in 1988 and has extensive experience in telecommunications projects and other investments in southeast Asia. He resigned as a Director of the Company effective April 20, 1998.

        MR. WONG HUNG KHIM, aged 59, appointed as Director of the Company in October 1996 and has been a Director of APT since February 1993. He graduated from the University of Singapore with Honours in Physics and attended the Advanced Management Programme at Harvard Business School. He spent two years in teaching before joining the Administrative Service of Singapore in 1966. He began his service in the then Ministry of Social Affairs ("MSA") and later became the Deputy Secretary of the Ministry of Labour. In 1974, he served first as a General Manager and then Executive Director of Singapore Bus Service Ltd. In 1979, he became the General Manager of the Port of Singapore Authority. In 1984, he became the Permanent Secretary of the MSA, which subsequently became the Ministry of Community Development. In 1987, he became head of the Telecommunication Authority of Singapore and oversaw its privatisation into Singapore Telecommunications Limited ("Singapore Telecom") in October 1993. In recognition of his services, Mr. Wong was awarded a Public Administration Meritorious Services Medal in 1992. Mr. Wong is currently the Group Chairman of Singapore Bus Service (1978) Ltd., Chairman of Jurong Town Corporation and Deputy Chairman of Singapore Telecom.

        MR. HSU CHIH CHANG, aged 39, appointed as Director of the Company in October 1996 and has been a Director of APT since September 1996. Mr. Hsu graduated with a Master's degree in Business Administration from National Taiwan University in 1983 and a Doctoral Degree in Managerial Economics and Decision Sciences from Northwestern University in 1989. Mr. Hsu was a part-time Associate Professor in the Department of Financial Administration, National Chengchi University, Taiwan in 1989. From 1989 to 1991, Mr. Hsu served as a Special Assistant to the President of the Ruentex Industries Ltd. From 1991 to 1995, he was the General Auditor of the Ruentex Industries Ltd. Mr. Hsu is now a Special Assistant to the Chief Executive Officer of the Ruentex Group (Ruentex Construction & Development Company Limited and its affiliates), a Managing Director of the China Development Corporation and an Associate Director of the Yin Shu Tien Memorial Hospital Shu-Tien Urology & Ophthalmology Clinic in Taiwan.

        MR. HOU ZHENG, aged 60, appointed as Director of the Company in October 1996 and has been a Director of APT since June 1993. From 1954 to 1956, he studied at the Harbin Institute of Technology. He graduated with a Master's Degree in Engineering from Leningrad Engineering Institute in 1961. During the years between 1961 and 1985, he taught at Qinghua University after which he served as a senior designer of the then Ministry of Aerospace Industry. In 1992, he was commended as an Overseas Fellow of the Russian Engineering Academy (St. Petersburg). Mr. Hou resigned as the Director of the Company effective June 23, 1998.

        MR. CHATCHAVAL JIARAVANON, aged 35, appointed as Director of the Company in October 1996 and has been a Director of APT since July 1996. He graduated from the University of Southern California in 1984. He is concurrently an Executive Vice President of Telecom Holding Co. Ltd., a Director of TelecomAsia, Metro Machinery Co. Ltd., the Thai Chamber of Commerce, the Federation of Thai Industries, and of Thailand Management Association as well as Executive Director of Radiophone Co. Ltd. and a Vice-President of Thai Kodama Co. Ltd. He resigned as a Director of the Company effective February 29, 1998.

        MR. ZHU YOU JUN, aged 62, appointed as Director of the Company in October 1996 and has been a Director of APT since February 1996. He graduated from Fu Dan University. He was the Director of the USA Branch of the China News Service, and has been a Deputy Director and Director of the China News Service. He is also Vice Chairman of both China Travel Service (Holdings) Hong Kong Ltd., Chinese Goods Centre Ltd., Chairman of China Travel Air Service Co., Ltd. and a Director of Cathay Pacific Airways Ltd.

        MR. LIM TOON, aged 54, appointed as Director of the Company in October 1996 and has been a Director of APT since February 1993. Mr. Lim graduated in Engineering from University of Canterbury in New Zealand in 1966 and obtained a Postgraduate Diploma in Business Administration from the University of Singapore in 1975.

He attended the Advanced Management Programme at Harvard Business
School in 1992. He has been an Executive Vice-President for International Service of Singapore Telecom since April 1994 and has worked for Singapore Telecom since 1970, serving as a Vice-President of engineering, radio services, traffic operations, personnel training and information systems departments. He became the Executive Vice President for Network Services in 1989. Mr. Lim was awarded the Efficiency Medal in 1978 and the Public Administration Medal (Gold) in 1991 by the Singapore government. He is presently a Director in a number of overseas companies.

        MR. LEE HSIANG WEI, aged 38, appointed as Director of the Company in October 1996 and has been a Director of APT since June 1993. He is presently the Chairman of Kwang Hua Securities Investment and Trust Co., Ltd. Mr. Lee graduated in 1982 with a Bachelor of Science Degree from the National Taiwan University. He later attained his Master's Degree in Business Administration from Duke University. He joined Ruentex Industries Ltd. as a marketing manager in 1987 and was promoted to Vice-President in 1989. Since 1991, Mr. Lee has been a Director of Kwang Hua Securities Investment & Trust Co., Ltd. and is an executive committee member of that company. Mr. Lee is also a President in Ruentex International Holdings Ltd. which sponsors the Ruentex Group's offshore investment activities. He also holds directorships of AETNA Life Insurance Corporation of America and Shanghai International Asset Management (H.K.) Co. Ltd.

        MR. WONG KIT MING, aged 53, appointed as Director of the Company in April 1997. He is presently the Chairman of Fine Source Investments Limited and In System Investment Limited, and a Director of China Travel Fok Tai (Macau) Limited and Safemerge Limited.

        MR. HO SIAW HONG, aged 48, appointed as the Alternate Director to Mr. T. Lim and Mr. H. K. Wong in October 1996. Mr. Ho graduated from the University of Singapore with a Bachelor of Engineering (Electrical & Electronics) Degree in 1972. He has been employed with Singapore Telecom since August 1972 and has been the Senior Director in charge of the Satellite Business Development Division since July 1996. Prior to July 1996, he was the Division Manager of the same division. From July 1991 to August 1993, he served as the Project Manager of the Satellite System II Unit at Singapore Telecom. From March 1993 to March 1994, he was a Director of American Mobile Satellite Corporation of the United States.

        MR. WU ZHEN MU, aged 52, appointed as director of the Company in June 1998. Mr. Wu graduated in Manufacturing Engineering of the Beijing Institute of Aeronautics in 1969 and obtained a Master's degree in Electro-Mechanical Automation in the same Institute in 1981. He was a lecturer in Zhengzhou Institute of Aeronautics from 1970 and 1979 and had been a lecturer, associate Professor and Professor in Beijing University of Aeronautics and Aerospace from 1982 to 1993. Since then, he has been appointed as Professor of the Commission of Science and Technology of China Aerospace Corporation.

        MR. LIANG WEN HAO, aged 57, appointed as Director of the Company in June 1998. Mr. Liang graduated from Beijing Institute of Aeronautics. In 1964, he was appointed as an engineer of the First Deisgn Department of the China Academy of Launch Vehicle Technology under the Ministry of Aerospace Industry of China (resently known as China Aerospace Corporation). Since 1972, Mr. Liang had been consecutively appointed as the Institute Director, Research Fellow, Chief Engineer and Factory Director of Nanjiang Chenguang Machinery Factory and in 1996, he was appointed as the Chairman of Nanjiang Chenguang Group Corporation. He is an executive director of China Aerospace International Holdings Limited.

INDEPENDENT NON-EXECUTIVE DIRECTORS

        MR. LI KWOK WING, Meocre, aged 43, appointed as an Independent Non-executive Director of the Company in October 1996. He is the Chief Executive of NatWest Markets Corporate Finance Asia Limited, and prior to that was the managing partner of Arthur Anderson & Co.'s Hong Kong and China operations. Mr. Li received a Bachelor of Commerce Degree, with distinction, and the Financial Executive Institute Silver Medal from the University of Alberta, Canada. In 1988, Mr. Li completed the Program for Management Development offered by the Harvard University Graduate School of Business Administration. Mr. Li is a member of the Hong Kong Society of Accountants and of the Chartered Association of Certified Accountants, United Kingdom.

        MR. YUEN PAK YIU, Philip, aged 62, appointed as an Independent Non-executive Director of the Company in October 1996. He graduated from Law School in England in 1961 and commenced the practice of law in Hong Kong in 1962. In 1965, he established his solicitors' firm, Yung, Yu, Yuen & Co. and now is the principal partner in the firm. Mr. Yuen has over 30 years' experience in the legal field and has been a Director of a number of listed companies including Henderson Investment Limited, Henderson China Holdings Limited, Melbourne Enterprises Limited, Cheerful Holdings Limited, Tsingtao Brewery Company Limited, Guangzhou Shipyard International Company Limited and Oriental Metals (Holdings) Company Limited. He is a Director of the China Appointed Attesting Officers Association in Hong Kong, a Standing Committee Member of the China Chamber of Commerce of Hong Kong, a Member of the National Committee of Chinese Peoples' Political Consultative Conference, an Arbitrator at the China International Economic & Trade Arbitration Commission and an Adviser of Hong Kong Affairs to the PRC government.

SENIOR MANAGEMENT

        MR. LENG YI SHUN, aged 60, has been a Vice President for Finance of the Group since July 1994. Mr. Leng is responsible for the corporate finance division of the Group. He graduated from the Department of Electrical Engineering of the Harbin Institute of Technology in 1960. Upon graduation, he lectured in the Harbin Institute of Technology for two years. From 1962 to 1990, he served in the China Academy of Launch Vehicle Technology ("CALT"). His research topics, among others, included the power and reliability of guided missiles and rockets, and terrain environmental tests. He was accredited as an Engineering Research Fellow in 1993. From 1984 to 1990, he was the Supervisor of the Beijing Centre of New Dynamic Equipment and Facilities for Reliability and Environment Research of Rockets and Guided Missiles and the General Manager of a corporation which was principally engaged in the production and operation of dynamic equipment and facilities. From 1990 to 1992, he was the Chief Engineer of the Department of Civil Products, CALT and the Deputy General Manager of Beijing Wan Yuan Industry Corporation. He has over 30 years' experience in launch vehicles research and over 20 years' experience in corporation management.

        PROFESSOR BAO MIAO QIN, aged 58, has been the Chief Engineer of the Group since June 1992. Professor Bao is responsible for the technical aspects of the development and operation of the APSTAR System and the related insurance programs. He has over 30 years' experience in systems engineering and space technology. He graduated from the Beijing Aeronautical Institute in 1963. Before joining the Group, he was the Director of Systems Engineering and Research Division of the Chinese Academy of Space Technology ("CAST"). Upon graduation, he spent his first three years in the space industry in the design of sub-orbital sounding rockets. Since 1968, he worked on several space projects for CAST, which included an important feasibility study of manned spacecraft, scientific satellite system engineering and research on the orbit and attitude dynamics of communications satellites. From 1974, he directed the system engineering of China's first communications satellite. In 1984, he joined ChinaSat as a System Engineering Consultant for broadcasting satellites and worked for two years. Professor Bao also spent more than one year in the United Kingdom and served as a Research Professor at the British National Space Centre before he took the post of Director of System Engineering Division at CAST in 1989.

        MR. ANG TECK LENG, aged 42, has been the Financial Controller of the Group since August 1994. He holds a Master's Degree in International Management from University of South Australia. He is a certified public accountant of the Institute of Certified Public Accountants of Singapore. After graduating from Nanyang University of Singapore with a degree of Commerce (Accountancy) in 1980, he practised accountancy by working in various companies in Singapore, Indonesia and the PRC. Before joining the Group, he was an Assistant Vice-President of Chia Tai International Telecommunication Co. Ltd., a subsidiary of Telecom Holdings Co. Ltd. which is a member of the Charoen Pokphand Group, which he joined in September 1989. He has over 18 years of financial and accounting experience in industry ranging from manufacturing, shipping, construction and telecommunications.

        MR. LO KIN HANG, BRIAN, aged 41, is the Assistant to the President and Company Secretary of the Company. Mr. Lo joined the Group in September 1996. He graduated with an Associateship in Production and Industrial Engineering and an M.Sc. degree in Information Technology from Hong Kong Polytechnic University, and a MBA Degree from the University of Wales, UK. He has attained several professional qualifications including Chartered Engineer, Member of the Institute of Electrical Engineers, and is a Fellow of the Institute of Chartered

Secretaries and Administrators in the United Kingdom and a Fellow of the Hong Kong Institute of Company Secretaries. Prior to joining the Group, he was a Director and senior management executive responsible for financial and investment management and the company secretary of a publicly listed company in Hong Kong. He has over 15 years' experience in corporate and project management including telecommunication projects.

SERVICE AGREEMENTS

        In November 1996 the Company entered into service agreements with He Ke Rang, Chen Ji Bin and Qin Shen (the "Contracted Directors"). The initial terms of the service agreements are, in the case of He Ke Rang, three years, and, in the case of Chen Ji Bin and Qin Shen, two years. All of the service agreements commenced December 1, 1996 and will continue until terminated by either party giving to the other not less than three months' notice expiring on or after the relevant initial term . Each of the Contracted Directors will be entitled to a basic salary payable monthly in arrears by the Company, with such basic salary subject to annual review by the Company's board of directors. In addition, each of the Contracted Directors will be entitled to receive an annual discretionary bonus of such amount as shall be determined by the board of directors provided that the amount of discretionary bonus payable to each of the Contracted Directors by the Company in respect of any financial year shall not exceed an agreed percentage of the audited consolidated net income after taxation and minority interests but before extraordinary items of the Company for the relevant financial year. Each of the Contracted Directors will be provided with housing subject to an agreed maximum amount, which maximum amount may be revised from time to time by the board of directors. Each of the Contracted Directors will also be entitled to receive certain other benefits such as the use of an automobile, the provision of club memberships and medical and life insurance, and to participate in the Company's retirement scheme and any share option scheme for its employees.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

        The aggregate compensation paid by the Company to directors for the year ended December 31, 1997 was approximately HK$ 6.9 million which includes HK$ 0.2 million for pensions, retirement or similar benefits for its officers and directors.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

        In December 1996 the Company adopted a share option scheme (the "Share Option Scheme"). Under the terms of the Share Option Scheme, the directors of the Company may from time to time within 10 years invite full-time employees, including executive directors and officers, of the Company or any of its subsidiaries, to apply for options to subscribe for shares of Common Stock.

        The maximum number of shares of Common Stock over which options may be granted under the Share Option Scheme may not, when aggregated with any shares subject to any other scheme involving the issue or grant of options over shares or other securities by the Company, or for the benefit of directors, executives or employees, exceed 10% of the issued share capital of the Company from time to time (excluding those shares which have been issued pursuant to the exercise of options under the Share Option Scheme). The number of shares over which an option may be granted to any one person at any time is limited such that the total number of shares issued or issuable under all options granted to such person (whether exercised or not) upon such grant being made shall not exceed 25% of the total number of shares for the time being issued and issuable under the Share Option Scheme.

        The consideration for each option granted and the price for a share of Common Stock payable by a participant upon the exercise of any option granted under the Share Option Scheme will be determined by the directors of the Company in their discretion, except that such price may not be less than the par value of the share nor at a discount of more than 20% below the average closing price of the shares on the Hong Kong Stock Exchange as stated in the Hong Kong Stock Exchange's daily quotation sheets on the five dealing days immediately preceding the date on which the directors resolve to invite the participant to apply for options to subscribe for shares. The period during which an option may be exercised will be determined by the directors in their discretion, except that no option may be exercised later than 10 years after it has been granted or the tenth anniversary of the date of adoption of the Share Option Scheme, whichever is the earlier. As of December 31, 1997 , no option has been granted or agreed to be granted under the Share Option Scheme.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

        The Company has used Great Wall's Long March launch vehicles to launch all of its satellites to date. The Company may enter into further launch services contracts with Great Wall (or other affiliates of China Aerospace) in respect of the Company's future satellites. Negotiations for each of the launch services contracts with Great Wall have been conducted on an arm's length basis and any future negotiations with Great Wall would be similarly conducted.

        Three of the Principal Shareholders or their affiliates are currently customers of APT. ChinaSat has leased nine transponders for the transmission of television programming, private networks and PSTN services, five on APSTAR I and four on APSTAR IA. CLTC leases one transponder on APSTAR IA. Negotiations for transponder leases with these Principal Shareholders and their affiliates have been conducted on an arm's length basis and any future negotiations would be similarly conducted. In connection with APSTAR IIR, the Company has agreed with Great Wall that part of the contract price for the APSTAR IIR Launch Services Contract may be satisfied by APT providing to Great Wall one C-band transponder for the operational life of the satellite. The value attributed to the transponder for the purposes of determining the portion of the aggregate contract price to be satisfied by the provision of such transponder is within the range representative of the Company's pricing for its other customers.

        The Company is aware that ChinaSat intends to operate a PRC domestic satellite network. In addition, China Aerospace and CLTC each holds a 25% interest in SinoSat, which does not currently operate any satellites. The Company believes, however, that SinoSat intends to launch a satellite in the second half of 1998 which would be devoted largely to providing telecommunications services to the banking industry. Singapore Telecom, the parent company of SingaSat, has holdings in a number of other satellite companies. As a result of satellite design and coverage, the Company does not believe such satellite companies compete with the Company, other than the ST-1 satellite system which Singapore Telecom operates and in which it has an ownership interest. The ST-1 satellite system only has the ability to compete with the Company in C-band segments of the Asia-Pacific market. Through the Telecommunications Authority of Singapore, a signatory to the Intelsat treaty, Singapore Telecom also has an interest in Intelsat.

        Other than as described above, none of the directors, their associates (as defined in the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules")) or any shareholder of the Company which to the knowledge of the directors owns more than 5% of the issued share capital of the Company has any interest in any of the Company's five largest suppliers or five largest customers.

                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

        Not Applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.

        Not Applicable

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
         SECURITIES.

        Not Applicable

                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS.

        Not Applicable

ITEM 18.  FINANCIAL STATEMENTS.

                         APT SATELLITE HOLDINGS LIMITED

                          INDEX TO FINANCIAL STATEMENTS


                                                                                                                 Pages
                                                                                                                 -----

Report of Independent Auditors                                                                                    F-2

Consolidated Balance Sheets as of December 31, 1996 and 1997                                                      F-3

Consolidated Statements of Income for the Years Ended December 31, 1995, 1996 and 1997                            F-4

Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and 1997                        F-5

Notes to Consolidated Financial Statements                                                                        F-6

                         REPORT OF INDEPENDENT AUDITORS


To the Shareholders of
APT Satellite Holdings Limited


We have audited the accompanying consolidated balance sheets of APT Satellite Holdings Limited and its subsidiaries as of December 31, 1996 and 1997 and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Hong Kong and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of APT Satellite Holdings Limited and its subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong differ in certain material respects from accounting principles generally accepted in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected the results of operations for each of the years in the three-year period ended December 31, 1997 and the shareholders' equity as of December 31, 1995, 1996 and 1997, to the extent summarized in note 21 to the consolidated financial statements.




Hong Kong                                      Ernst & Young
28 April 1998                                  Certified Public Accountants

                         APT SATELLITE HOLDINGS LIMITED

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1997
                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                              December 31,
                                                                             --------------------------------------------
                                                                                  1996              1997             1997
                                                                                   HK$               HK$              US$

ASSETS
Current assets:
    Cash and cash equivalents                                                  305,306            87,545           11,296
    Pledged bank balance                                                         8,237             8,879            1,146
    Accounts receivable                                                         14,365             4,796              619
    Prepayments, deposits and other receivables                                 61,140            17,209            2,220
                                                                             ---------         ---------         --------
         Total current assets                                                  389,048           118,429           15,281
Property, plant and equipment, net (note 4)                                  1,851,572         1,646,158          212,408
Satellite project progress payments (note 5)                                   947,396         1,804,963          232,898
Other assets                                                                     5,556             5,542              715
                                                                             ---------         ---------         --------

TOTAL ASSETS                                                                 3,193,572         3,575,092          461,302
                                                                             =========         =========         ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payables and accrued expenses                                      16,806            49,865            6,434
    Trade deposits received                                                     40,494            52,893            6,825
    Rental received in advance                                                  40,849            47,087            6,076
    Amount due to a related company                                             56,561             4,123              532
    Income taxes payable (note 13)                                              19,384             1,313              169
    Bank loans - current portion (note 7)                                       70,130           274,001           35,355
                                                                             ---------         ---------         --------
         Total current liabilities                                             244,224           429,282           55,391
Trade deposits received                                                        221,466           292,965           37,802
Bank loans (note 7)                                                            400,127           513,623           66,274
Deferred taxation (note 13)                                                     92,480            99,215           12,802
Loans from shareholders (note 6)                                               292,814           167,965           21,673
                                                                             ---------         ---------         --------
         Total liabilities                                                   1,251,111         1,503,050          193,942
                                                                             ---------         ---------         --------
Contingencies and commitments (note 8)
Shareholders' equity:
    Capital stock - Common stock
      (HK$0.10 par value per share; 1,000,000,000 shares
      authorized; 420,000,000 shares issued and outstanding)                    42,000            42,000            5,419
    Additional paid-in capital                                               1,826,522         1,826,522          235,680
    Retained earnings (note 10)                                                 73,939           203,520           26,261
                                                                             ---------         ---------         --------
         Total shareholders' equity                                          1,942,461         2,072,042          267,360
                                                                             ---------         ---------         --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   3,193,572         3,575,092          461,302
                                                                             =========         =========         ========

The accompanying notes are an integral part of these consolidated financial statements.

                         APT SATELLITE HOLDINGS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


                                                                           December 31,
                                                  ----------------------------------------------------------------
                                                   1995              1996                1997              1997
                                                    HK$               HK$                 HK$               US$

Revenues:
Leasing of satellite transponders to:
    Unaffiliated customers                        197,154            249,489            379,617             48,983
    Related parties (note 14)                      87,653            118,139            142,850             18,432
                                                 --------           --------           --------           --------
Total revenues                                    284,807            367,628            522,467             67,415
                                                 --------           --------           --------           --------

Costs and expenses:
    Cost of service                               (17,276)           (26,886)           (61,456)            (7,930)
    Depreciation and amortization                (113,220)          (148,065)          (218,744)           (28,225)
    Selling, general and administrative           (48,921)           (64,124)           (84,096)           (10,851)
                                                 --------           --------           --------           --------
Total costs and expenses                         (179,417)          (239,075)          (364,296)           (47,006)
                                                 --------           --------           --------           --------

Operating income                                  105,390            128,553            158,171             20,409

Other income (expenses):
    Interest income                                22,531             16,998             20,938              2,702
    Interest expense                              (43,849)           (52,690)           (40,150)            (5,181)
    Other income (note 16(b))                         508              6,259              5,083                656
                                                 --------           --------           --------           --------

Income before exceptional item                     84,580             99,120            144,042             18,586

Exceptional item (note 12)                        (69,792)                --                 --                 --
                                                 --------           --------           --------           --------

Income before income taxes                         14,788             99,120            144,042             18,586

Provision for income taxes (note 13)                   (6)           (22,600)           (14,461)            (1,866)
                                                 --------           --------           --------           --------

Net income                                         14,782             76,520            129,581             16,720
                                                 ========           ========           ========           ========

Earnings per share                                   0.05               0.24               0.31               0.04
                                                 ========           ========           ========           ========

The accompanying notes are an integral part of these consolidated financial statements.

                         APT SATELLITE HOLDINGS LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                          (AMOUNTS STATED IN THOUSANDS)

                                                                                    Year ended December 31,
                                                                ---------------------------------------------------------------
                                                                     1995             1996              1997               1997
                                                                      HK$              HK$               HK$                US$
Cash flows from operating activities:
Net income                                                          14,782            76,520           129,581            16,720

Adjustments to reconcile net income to net cash provided:
    Depreciation and amortization                                  113,220           148,065           218,744            28,225
    Revaluation deficit on an investment property                       --                --               835               108
    Exceptional item                                                69,792                --                --                --
    Others                                                           3,010             7,524             9,197             1,186
Changes in working capital:
    Accounts payables and accrued expenses                         (86,264)          (13,849)             (612)              (79)
    Accounts receivable                                             13,151            (8,147)            9,569             1,235
    Prepayments, deposits and other receivables                    (42,756)          (13,105)           13,020             1,680
    Trade deposits received                                         29,266            58,567           (32,352)           (4,174)
    Rental received in advance                                      17,237           (11,747)            6,238               805
    Tax payable (paid)                                                  (6)           22,594           (18,851)           (2,432)
                                                                ----------        ----------        ----------        ----------
Net cash provided by operating activities                          131,432           266,422           205,788            26,554
                                                                ----------        ----------        ----------        ----------

Cash flows from investing activities:
    Purchase of property, plant and equipment                       (5,458)           (9,655)          (11,421)           (1,474)
    Investment in satellite project progress payments           (1,099,988)       (1,040,224)         (681,147)          (87,890)
    Increase in pledged bank balance                                   (29)             (285)             (642)              (83)
    Compensation received                                        1,241,530                --                --                --
    Others                                                          (1,264)           (3,870)               --
                                                                ----------        ----------        ----------        ----------
Net cash provided by (used in) investing activities                134,791        (1,054,034)         (693,210)          (89,447)
                                                                ----------        ----------        ----------        ----------

Cash flows from financing activities:
    Increase in bank loans                                         279,000           876,914           387,500            50,000
    Payment of bank loans                                         (906,034)       (1,217,189)          (70,133)           (9,049)
    Net proceeds from issue of shares                                   --         1,326,022                --                --
    Amounts due from related parties                                58,810                --                --                --
    Amounts due to related parties                                  19,913              (245)          (52,438)           (6,766)
    Increase/(decrease) in shareholders loan                       160,481            15,256          (124,849)          (16,110)
                                                                ----------        ----------        ----------        ----------
Net cash provided by (used in) financing                          (387,830)        1,000,758           140,080            18,075
                                                                ----------        ----------        ----------        ----------

Increase (decrease) in cash and cash equivalent                   (121,607)          213,146          (217,761)          (28,098)

Cash and cash equivalent:
    Beginning of year                                              213,767            92,160           305,306            39,394
                                                                ----------        ----------        ----------        ----------

    End of year                                                     92,160           305,306            87,545            11,296
                                                                ==========        ==========        ==========        ==========

The accompanying notes are an integral part of these consolidated financial statements.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


1.       ORGANIZATION AND PRINCIPAL ACTIVITIES

         APT Satellite Holdings Limited (the "Company") was incorporated under the laws of Bermuda on October 17, 1996 with limited liability. The Company owns all the issued shares of APT Satellite Investment Company Limited, which holds all the issued voting shares of APT Satellite Company Limited ("APT").

         The Company, through two of its indirectly wholly-owned subsidiary, APT and APT Satellite Link Limited, provides satellite services to international and Asia-Pacific broadcasting and telecommunication customers. The Company currently operates three satellites. The Company's first satellite, APSTAR I, was launched in July 1994 and commenced commercial service in September 1994. The Company's second satellite, APSTAR IA, was launched in July 1996 and commenced commercial service in September 1996. The Company's third satellite, APSTAR IIR, was launched in October 1997 and commenced commercial service in January 1998.

         Details of the Company's subsidiary companies, which are all wholly-owned, and an associated company, which is 50% owned by the Company, at December 31, 1997 are as follows:

                                                        Country of                Class of                    Principal
         Name                                        incorporation             shares held                   activities
         ----                                        -------------             -----------                   ----------

         Subsidiary companies:

         APT Satellite Investment Company           British Virgin         Ordinary shares           Investment holding
             Limited                                       Islands

         APT Satellite Company Limited                   Hong Kong         Ordinary shares                    Satellite
                                                                            and non-voting          transponder leasing
                                                                           deferred shares

         Acme Star Investment Limited                    Hong Kong         Ordinary shares           Investment holding

         APT Satellite Enterprise Limited           Cayman Islands         Ordinary shares            Not yet commenced
                                                                                                               business

         APT Satellite Global Company               Cayman Islands         Ordinary shares           Investment holding
             Limited

         APT Satellite Glory Limited                     Hong Kong         Ordinary shares            Not yet commenced
                                                                                                               business

         APT Satellite Link Limited                 Cayman Islands         Ordinary shares                    Satellite
                                                                                                    transponder leasing

         APT Satellite (USA), Limited                United States         Ordinary shares                 Provision of
                                                        of America                                  management services

                                      F-6

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


1. ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

                                                        Country of                Class of                    Principal
         Name                                        incorporation             shares held                   activities
         ----                                        -------------             -----------                   ----------

         Subsidiary companies:

         APT Satellite Vision Limited                    Hong Kong         Ordinary shares            Satellite leasing
             (formerly known as
             Norris Enterprises Limited)

         Haslett Investments Limited                British Virgin         Ordinary shares                   Investment
                                                           Islands

         Telewell Investment Limited                     Hong Kong         Ordinary shares           Investment holding

         The 138 Leasing Partnership                     Hong Kong       Partners' capital            Satellite leasing

         Ying Fai Realty (China) Limited                 Hong Kong         Ordinary shares             Property holding

         Associated company:

         CEAPT Limited                                   Hong Kong         Ordinary shares                      Dormant

         APT Satellite Investment Company Limited was incorporated under the laws of the British Virgin Islands on October 14, 1996. On November 14, 1996, 700 shares of APT Satellite Investment Company Limited were allotted and issued at par value of US$1.00 each to the then shareholders of APT. On November 14, 1996, APT Satellite Investment Company Limited subscribed for 100 ordinary shares in APT at par value of HK$1.00 each. On November 14, 1996, 700 shares of APT Satellite Investment Company Limited were allotted and issued and credited as fully paid to the then shareholders of APT as consideration for converting the 542,500,000 ordinary shares of APT then in issue into non-voting deferred shares of HK$1.00 each. These non-voting deferred shares are of nominal value and have no voting rights attached to them.

         On November 14, 1996 the Company acquired all the outstanding shares of APT Satellite Investment Limited, and as consideration the Company allotted and issued, credited as fully paid 280,000 shares of the Company to the then shareholders of APT Satellite Investment Company Limited. The Company also applied a sum of HK$122 out of its additional paid-in capital account towards crediting as fully paid the 1,220,000 shares of the Company which had been issued nil - paid to APT Satellite International Limited, a company owned by the shareholders of APT, initially following the incorporation of the Company. On December 3, 1996, an additional 313,500,000 new shares of the Company, credited as fully paid out of the additional paid-in capital account, were issued to the shareholders of the Company. On December 14, 1996, 105,000,000 new shares of the Company were allotted under an initial public offering for a total net cash consideration of HK$1,326,022.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


1. ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

         As before the acquisitions, the Company, APT Satellite Investment Company Limited and APT have the same shareholders and therefore, under common control, these reorganizations have been accounted for in a manner similar to pooling of interests. The consolidated financial statements reflect the reorganizations for all periods presented.


2. BASIS OF PRESENTATION

         The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP") which differ in certain material respects from accounting principles generally accepted in the United States of America ("US GAAP"). The significant differences between HK GAAP and US GAAP are summarized in note 21 to the consolidated financial statements.


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)    Consolidation principles

                The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries which are owned and controlled by the Company. All material intra-group transactions and balances are eliminated on consolidation.

         (b)    Property, plant and equipment

                Property, plant and equipment, except investment properties, are stated at cost less accumulated depreciation.

                Depreciation of communication satellite is provided on the straight line basis to write off the cost of the satellite over its estimated useful life or the warranty period provided to customers, when applicable, starting when the satellite commences commercial operations. The estimated useful lives of APSTAR I, APSTAR IA and APSTAR IIR are 10 years, 10 years and 16 years, respectively.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        (b)     Property, plant and equipment (continued)

                Depreciation of other property, plant and equipment is calculated on a straight-line basis to write off the cost of these assets over their estimated useful lives. The principal annual rates used for this purpose are as follows:


                Leasehold land                      Over the terms of the leases
                Buildings                           2%
                Leasehold improvements              Over the terms of the leases
                Furniture and equipment             20%
                Motor vehicles                      20%
                Computer equipment                  20%
                Communication satellite equipment   6-2/3% - 20%
                Communication satellite             10% - 20%

        (c)     Investment properties

                Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long term basis for their investment potential. Such properties are not depreciated and are stated at their open market values on the basis of annual professional valuations performed at the end of each financial year. Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the profit and loss account. On disposal of an investment property, the relevant portion of the investment property revaluation reserve realized in respect of the previous valuations is released to the profit and loss account.

         (d)    Satellite project progress payments

                Satellite project progress payments include progress payments for communication satellites under construction, launching and related services, insurance and finance costs on loans borrowed to finance the above payments.

                Finance costs incurred specifically to finance the construction and launching of communication satellites are capitalized as satellite project progress payments. Capitalization of finance costs ceases when the satellites are substantially ready for their intended use.

                Satellite project progress payments is transferred to property, plant and equipment when the satellites are substantially ready for their intended use.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


        3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (e)    Launch and in-orbit insurance

                The Company insures its satellites mainly through two types of insurance, namely launch and initial in-orbit insurance and annual in-orbit insurance.

                The launch and initial in-orbit insurance cannot be segregated. The initial in-orbit insurance forms an integral part of the launch insurance and covers a certain period after the launching of the satellite. The purpose is to test the normal functioning of the launched satellite. As a result, the entire launch and in-orbit insurance is capitalized as part of the cost of the satellite and amortized over the respective satellite's operational life.

                After the successful launching of a satellite and at the expiration of the initial in-orbit insurance, the Company renews the in-orbit insurance annually for the satellite. The annual in-orbit insurance is dealt with in the statement of income as incurred.

         (f)    Trade deposits received

                Trade deposits received represent reservation fees and deposits received in connection with providing transponder capacity through transponder lease agreements.

         (g)    Cash and cash equivalents

                Cash and cash equivalents include cash on hand, unrestricted deposits with banks and liquid investments with an original maturity of three months or less.

         (h)    Use of estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those assumptions.

         (i)    Foreign currency translation

                The Company's financial statements are prepared using Hong Kong Dollars as the reporting currency. The functional currency is United States Dollars.

                Foreign currency transactions are recorded at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates of exchange ruling at that date. Exchange differences are dealt with in the statement of income.

                The Company does not utilize derivative investments to hedge against its foreign currency exposure.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (j)    Revenues

                Revenues from the leasing of satellite transponders are recognized on an accrual basis under the contract terms upon the commencement of commercial operation of the satellites. For transponder leases under which customers have obtained the right to use the transponder capacity for the life of the satellite, revenues are recognized, along with the related costs, on a straight line basis, over the warranty period provided to the customers.

         (k)    Income taxes

                Provision for income taxes is based on the results for the year as adjusted for items which are non-assessable or disallowed.

                Deferred taxation is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallize in the foreseeable future. A deferred tax asset is not recognized until its realization is assured beyond reasonable doubt.

         (l)    Earnings per share

                The calculation of earnings per share is based on the weighted average number of shares outstanding during the applicable period after giving effect to the number of shares outstanding after the Company's reorganization.

                The weighted average number of shares outstanding, after adjustment, for each of the years ended December 31, 1995, 1996 and 1997 was 315,000,000 shares, 319,027,397 shares and
                420,000,000 shares.

         (m)    Convenience translation into United States Dollars

                The consolidated financial statements of the Company are expressed in Hong Kong Dollars. The translations of amounts from Hong Kong Dollars into United States Dollars for convenience of the reader has been made at the rate on December 31, 1997 of HK$7.75 = US$1.00. No representation is made that the Hong Kong Dollar amounts could have been, or could be, converted into United States Dollars at that rate on December 31, 1997 or any other rate.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


4. PROPERTY, PLANT AND EQUIPMENT

                                                  December 31,
                                                  ------------
                                               1996             1997
                                                HK$             HK$

At cost or valuation:
    Investment properties                          --           2,945
    Leasehold land and buildings               52,327          46,708
    Leasehold improvements                      2,076           3,366
    Furniture and equipment                    16,837          17,863
    Motor vehicles                              4,502           4,501
    Computer equipment                          1,263           1,428
    Communication satellite equipment          61,417          66,942
    Communication satellite (note 9)        2,014,323       2,022,073
                                            ---------       ---------
                                            2,152,745       2,165,826

Less: Accumulated depreciation                301,173         519,668
                                            ---------       ---------

                                            1,851,572       1,646,158
                                            =========       =========

         The Company's investment properties and leasehold land and buildings are situated in:

               Long term  Medium term
                 leases      leases        Total
                   HK$         HK$          HK$

Hong Kong           --       40,989       40,989
Elsewhere        1,915        6,749        8,664
                ------       ------       ------

                 1,915       47,738       49,653
                ======       ======       ======

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


5. SATELLITE PROJECT PROGRESS PAYMENTS

         As analysis of the major components of satellite project progress payments is as follows:

                                                                    December 31,
                                                        ----------------------------------
                                                            1996                      1997
                                                             HK$                       HK$

         Communication satellite construction cost       581,358                   702,767
         Launching and related service fees              280,550                   564,200
         Insurance and finance costs                      85,488                   537,996
                                                        --------                 ---------

                                                         947,396                 1,804,963
                                                        ========                 =========

         The amounts in both years represent solely the satellite project progress payments for APSTAR IIR.


6. LOANS FROM SHAREHOLDERS

         The loans from shareholders in 1996 and 1997 are denominated in United States Dollars and are subordinated to the syndicated bank loans for the construction of satellites APSTAR IA and APSTAR IIR. The loans from shareholders are unsecured and bear interest at LIBOR (5.60% at December 31, 1996 and 5.94% at December 31, 1997, respectively) and is repayable in full no later than 2002. Interest on loans from shareholders capitalized amounted to HK$6,308, HK$13,090 and HK$9,152 in the year ended December 31, 1995, 1996 and 1997, respectively.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


7. BANK LOANS

                                                                December 31, 1996                  December 31, 1997
                                                                -----------------                  -----------------
                                                             Weighted                           Weighted
                                                              average                            average
                                         Interest            interest                           interest
                                             rate                rate                               rate
                                             ----                ----                               ----
                                                                                HK$                                 HK$

         Syndicated loans denominated in US Dollars:

         Payable annually
             through 1999             LIBOR+0.45%                  --             --              6.497%          387,500

         Payable
             semi-annually
             through 2001             LIBOR+1.20%              6.839%        463,739              7.039%          394,255
                                                                            --------                             --------
                                                                             463,739                              781,755

         Mortgage loan denominated in HK Dollars:

         Payable monthly                Hong Kong
             through 2004              Prime Rate
                                           +1.50%             10.102%          6,518             10.345%            5,869
                                                                            --------                             --------

                                                                             470,257                              787,624

         Current portion                                                     (70,130)                            (274,001)
                                                                            --------                             --------

         Long term portion                                                   400,127                              513,623
                                                                            ========                             ========

         For the syndicated loans, the Company has generally assigned by way of legal charge, in favour of the syndicated loans lenders, a portion of the transponder receipts.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


7. BANK LOANS (continued)

         The syndicated loan agreements also impose restrictions on cash. The amount of cash restricted as at December 31, 1996 and 1997 amounted to HK$8,237 and HK$8,879, respectively.

         For the mortgage loan, the Company has also pledged certain properties with net book value of HK$12,762 and HK$12,507 as at December 31, 1996 and 1997, respectively, in respect of the credit facility.

         Interest expense, net of the amounts capitalized, is as follows:

                                                                                    Year ended December 31,
                                                                    -------------------------------------------------------
                                                                       1995                    1996                 1997
                                                                        HK$                     HK$                  HK$

         Interest incurred                                           46,735                 118,217                39,751
         Interest capitalized                                        (2,886)              (  65,527)               (7,693)
                                                                    -------                --------               -------

         Interest expense                                            43,849                  52,690                32,058
                                                                    =======                ========               =======

         Commitment fees and other related cost of obtaining the loans capitalized and included in satellite project progress payments as follows:

                                                                                    Year ended December 31,
                                                                    -------------------------------------------------------
                                                                       1995                    1996                 1997
                                                                        HK$                     HK$                  HK$

         Commitment fees                                              1,956                   3,875                    48
         Other related cost of obtaining the loans                   37,569                  15,927                 1,295
                                                                    =======                 =======                ======

         The aggregate annual repayments of bank loans for the next five years as at December 31, 1997 are as follows:

                                                    HK$

         1998                                   274,001
         1999                                   285,600
         2000                                   105,137
         2001                                   120,359
         2002                                     1,091
         Thereafter                               1,436
                                               --------

         Total                                  787,624
                                               ========

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


7. BANK LOANS (continued)

         In addition, The 138 Leasing Partnership (the "Partnership") (see Note 8(c)) has outstanding bank loans totaling HK$982,456 and HK$566,405 at December 31, 1996 and 1997, respectively. These loans bear interest at 12% per annum. All the rights, title and interest of the Partnership under the satellite lease agreement and the sales agency agreement entered into with the lessee has been assigned to the bank to secure the payment of the Partnership's outstanding obligations to it. These loans are repayable by eighteen semi-annual installments commencing on December 29, 1994. They are also subject to a right of set-off against a matching deposit of the same amount, which earns the same rate of interest as the loan interest incurred. The Deposit is held by a wholly-owned subsidiary of the Group. Accordingly, the loans and the related deposit have been offset in these financial statements. Similarly, the interest income on the deposit has been offset with the matching interest expense on the loans. The loans and the related deposit are denominated in HK Dollars.


8. CONTINGENCIES AND COMMITMENTS

         (a)    Capital commitments:

                At December 31, 1997, the Company had contractual commitments amounting to HK$792 with respect to the acquisition of communication satellite equipment.

                At December 31, 1997, the Company had commitments, which is authorized but not contracted for, amounting to HK$44,700 with respect to the construction of a building and installation of antennae and other satellite related equipment in the undeveloped area adjacent to the Company's satellite control center in Tai Po. Such commitments is in accordance with the terms of the lease agreements for the land in Tai Po.

         (b) Operating leases:

                At December 31, 1997, future minimum annual rental commitments in respect of the Company's office premise and staff quarters under non-cancellable lease obligations are as follows:

                                                HK$

                1998                          3,885
                1999                          2,129
                                             ------

                                              6,014
                                             ======

                Rental expense for each of the years in the three-year period ended December 31, 1997 was HK$4,624, HK$4,550 and HK$3,685, respectively.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


8. CONTINGENCIES AND COMMITMENTS (continued)

         (c) Leasing arrangement:

                On December 29, 1994, the Company entered into a sales and lease back arrangement for the leasing of a communication satellite with the Partnership. Starting from January 1997, the Partnership became a wholly-owned subsidiary of the Company which at the same time also assumed a bank loan liability of HK$269,887. The total lease obligation to the Partnership amounts to HK$951,593 over the life of the lease. The amount is payable by eighteen semi-annual installment of HK$52,866 each, with the last payment repayable on December 29, 2003.

                As at December 31, 1997, the outstanding lease obligation on the above lease amounting to HK$634,396 is covered by a fund amounting to HK$566,405 placed with a financial institution under defeasance and other arrangements which have not been included in these financial statements.

                As the Partnership becomes a wholly-owned subsidiary of the Company, there is no contingent liability in respect of the unpaid lease commitment.


9. TRANSPONDER LEASE AGREEMENTS

         Communication satellite, APSTAR I, with a net book value of HK$785,892 and HK$683,384 as at December 31, 1996 and 1997; APSTAR IA, with a net book value of HK$954,898 and HK$858,794 at December 31, 1996 and 1997 were held for use under transponder lease agreements. Generally, these transponder lease agreements may be terminated by the customer by giving not less than ninety days notice. Upon termination, the customer is obligated to pay the Company specified liquidated damages based on the contracts.

         At December 31, 1997, future minimum transponder rental receivable (after adjustment for terminations and renegotiations subsequent to the year end) under transponder lease agreements relating to APSTAR I, APSTAR IA and APSTAR IIR (including deposits received by the Company in prior periods and to be applied to payments due in future periods) were as follows:

                                         HK$

         1998                        584,549
         1999                        537,017
         2000                        391,896
         2001                        304,687
         2002                        156,916
         Thereafter                  309,400
                                   ---------

         Total                     2,284,465
                                   =========

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


10. RETAINED EARNINGS

                                                    December 31,
                                         ---------------------------------
                                            1996                      1997
                                             HK$                       HK$

         At beginning of year             54,225                    73,939
         Net income                       76,520                   129,581
         Dividend in specie              (56,806)                        -
                                         -------                  --------

         At end of year                   73,939                   203,520
                                         =======                  ========

         In 1996, the dividend in specie of HK$0.18 per share amounted to a total of HK$56,806 was paid to the then shareholders of APT before its acquisition by the Company. This dividend in specie was satisfied by the distribution of all of APT's shareholdings in Super Asia Telecommunications Company Limited which had a net asset value of HK$56,806.


11. STAFF PROVIDENT FUND

         Prior to year 1996, the Group did not have any pension scheme.

         Commencing May 1, 1996, the Company operates a defined contribution staff provident fund (the "Fund") for its employees. The assets of the Fund are held separately from those of the Company in an independently administered fund. Under the Fund, employees are required to contribute 5% of their monthly salary to the Fund, and the Company contributes 5% of the employee's monthly salary for employees. The Company contributions are accrued and charged to the statement of income in accordance with the rules of the Fund. Benefits are payable to an employee on retirement, termination of employment, death or retirement on health grounds, and are subject to vesting provisions in the case of employees who leave employment (other than because of retirement, death or ill-health) with less than 10 years' service. The terms of the Fund permit forfeitures and unvested benefits to be used to reduce the level of the Company's contributions.

         The Company's contribution during the year ended December 31, 1995, 1996 and 1997 amounted to HK$Nil, HK$437 and HK$1,127, respectively.


12. EXCEPTIONAL ITEM

         The exceptional loss for the year ended December 31, 1995 represented the net loss of APSTAR II, the launching of which was unsuccessful. This net loss was derived from deducting the insurance proceeds of HK$1,241,460 from the total satellite progress payments of HK$1,311,252 which included payments for satellite construction, launching and related services, insurance premium and finance costs on loans borrowed.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


13. INCOME TAXES

         The income taxes, charged to the statement of income during each of the years in the three-year period ended December 31, 1997 are as follows:

                                                    Year ended December 31,
                                       ----------------------------------------------------
                                         1995                    1996                  1997
                                          HK$                     HK$                   HK$

         Current year provision
             Hong Kong                     --                  19,100                17,000
             Overseas                       6                     290                   278
         Prior year overprovision          --                      --                (2,037)
                                        -----                 -------               -------
                                            6                  19,390                15,241

         Deferred taxation                 --                   3,210                  (780)
                                        -----                 -------               -------

                                            6                  22,600                14,461
                                        =====                 =======               =======

         No provision for Hong Kong income tax was made for year ended December 31, 1995 as the estimated assessable profit earned for the year was wholly absorbed by tax losses brought forward from prior years. The tax provision for the year ended December 31, 1996 and 1997 were made by applying the tax rate of 16.5% to the estimated assessable profits earned after offsetting the tax losses brought forward from year 1995.

         The principal components of the provision for deferred taxation are as follows:

                                                              December 31,
                                                        ---------------------
                                                          1996           1997
                                                           HK$            HK$

 Tax effect of temporary differences attributable to:
     Certain lease arrangements                         89,270         96,785
     Accelerated depreciation                            3,210          2,430
                                                        ------        -------

                                                        92,480         99,215
                                                        ======        =======

         Certain lease arrangements provide the Company with an initial cash inflow in return for being responsible for the future obligations to make payments of taxation on behalf of the lessor in the lease arrangements. Any differences between the initial benefit and the eventual liability are provided for over the lives to the relevant leases and charged to operating expenses.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


14. RELATED PARTY TRANSACTIONS

         Related party transactions carried out during each of the years in the three-year period ended December 31, 1997 with shareholders and affiliates:

                                                        Year ended December 31,
                                                -------------------------------------------
                                                  1995             1996            1997
                                                   HK$              HK$             HK$

Leasing of transponders to related parties        (87,653)       (118,139)       (142,850)

Interest income from related parties               (4,385)         (2,816)         (1,616)

Management fee paid to related parties             20,461          22,298              --

Launch service fee paid                           386,338         244,900         283,650

Interest paid to related parties:
    Interest incurred                               6,308          15,256          17,244
    Interest capitalized                           (6,308)        (13,090)         (9,152)
                                                 --------        --------        --------
    Interest expenses                                  --           2,166           8,092
                                                 ========        ========        ========


15. MAJOR CUSTOMER

         One customer, who is also a shareholder of the Company, accounted for 28%, 27% and 24% of the total transponder leasing revenues in the year ended December 31, 1995, 1996 and 1997, respectively.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


16. SUPPLEMENTAL INFORMATION

         (a)    Cash flows

                                                                                  Year ended December 31,
                                                                    -----------------------------------------------------
                                                                     1995                    1996                  1997
                                                                      HK$                     HK$                   HK$



                Interest paid (net of capitalized amounts)           40,740                  52,255                47,283
                                                                    =======                 =======               =======

                Income taxes paid                                         6                       6                33,312
                                                                    =======                 =======               =======

         (b)    Other income

                Other income for the year ended December 31, 1995, 1996 and 1997 included HK$Nil, HK$5,822 and HK$4,000, respectively, for compensation received from the cancellation of transponder lease agreements.


17. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying value of the Company's financial instruments classified as current asset and liabilities approximates their fair values. The carrying amounts of the bank loans approximate their fair value because they have variable interest rates. The fair value of the loans from shareholders is not determinable due to the related party nature of the loans.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


18. CONCENTRATION OF RISKS

         Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts.

         The Company maintains cash and cash equivalents with various financial institutions. Substantially all of these financial institutions are located in Hong Kong and Company policy is designed to limit exposure to any one institution.

         Substantially all of the Company's accounts receivable are due from prominent broadcasters and telecommunication services providers. Furthermore, as of December 31, 1996 and 1997, the three largest accounts receivable amounted to HK$8,387 and HK$8,879, respectively. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral because it receives trade deposits which represent a quarter of rental payable to the Company. The transponder lease agreements are subject to termination by the Company if lease payments are not made on a timely basis.

         Technology in the satellite boardcasting and telecommunication industry is in a rapid and continuing state of change, with technological developments and innovations constantly emerging. Any technological lag in the designs of the existing satellites could result in lower rental fees after the expiration of the initial rental terms for the leased transponders.


19. EXPORT SALES

         Export sales from continuing operations, defined as sales to customers located outside Hong Kong, were as follows:

                                                                                  Year ended December 31,
                                                                   ------------------------------------------------------
                                                                       1995                   1996                   1997
                                                                        HK$                    HK$                    HK$

         People's Republic of China                                  80,908                148,030                275,991
         Taiwan                                                      33,557                 34,413                 37,169
         British Virgin Islands                                      21,082                 10,075                 14,549
         United States of America                                    66,125                 79,477                 90,129
         Cook Islands                                                18,600                 18,600                 18,874
         Netherlands                                                 11,238                 11,237                 11,403
         Philippines                                                      -                  3,409                  9,385
         Others                                                           -                      -                  9,584
                                                                   --------               --------               --------

                                                                    231,510                305,241                467,084
                                                                   ========               ========               ========

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


20. SHARE OPTION SCHEME

         Pursuant to the share option scheme (the "Scheme") of the Company adopted on 3 December 1996, the directors of the Company may at any time and from time to time within ten years after the date on which the Scheme was adopted as aforesaid, invite any full-time employee, including any executive director or officer, of the Company and its subsidiaries to apply for options to subscribe for shares of the Company at a price determined by the directors on a case-by-case basis and will not be less than the nominal value of the share nor at a discount of more than 20% below the average of the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as stated in the Stock Exchange's daily quotation sheets on the five dealing days immediately preceding the date on which the invitation to apply for an option under the Scheme is resolved by the directors to be given. The maximum number of shares in respect of which options may be granted under the Scheme may not exceed 10% of the issued capital of the Company, excluding any shares issued pursuant to the Scheme from time to time. An option may be exercised in accordance with the terms of the Scheme at any time or times as determined by the directors, being not later than 10 years after the date on which the option is granted or the tenth anniversary of the date of adoption of the Scheme, whichever is the earlier.

         There were no share option granted during the year.


21. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The Company's consolidated financial statements are prepared in accordance with HK GAAP which differ in certain significant respects from US GAAP. Differences which have a significant effect on the consolidated net income and shareholders' equity are set out below.

         (a)    Recognition of revenue

                Certain of the Company's transponder lease agreements for transponder capacity contain pre-determined escalations over the term of the agreement. Under HK GAAP, the Company recognizes revenue on an accrual basis under the contract terms. Under US GAAP, revenue under these agreements are recognized on a straight-line basis over the term of the agreement.

         (b)    Capitalization of finance costs

                Under HK GAAP, interest on loans, including the related costs of raising the loans, incurred specifically to finance construction of satellites is capitalized as part of the satellite costs until the satellites are substantially ready for their intended use. Under US GAAP, the interest capitalized is computed by applying an average borrowing rate to the total amount of qualifying assets under construction, not to exceed total interest costs incurred, and the related costs of raising the loans are deferred and amortized over the life of the loans. The application of US GAAP would not have a significant effect for the periods presented.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


21. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         (c)    Investment properties

                Under HK GAAP, investment properties are stated at valuation and are not depreciated. Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Under US GAAP, such investment properties would be stated at cost and depreciated over the lease terms.

         (d)    Deferred taxation

                Under HK GAAP, deferred taxation is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallize in the foreseeable future. A deferred tax asset is not recognized until its realization is assured beyond reasonable doubt.

                Under US GAAP, the tax effects of both taxable and deductible temporary differences are recognized as deferred tax liabilities and assets, respectively. A valuation allowance is recorded to the extent it is considered more likely than not that the deferred tax assets will not be realized.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


21. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

        Effect on net income of significant differences between HK GAAP and US GAAP is as follows:

                                                      Year ended December 31,
                                          -----------------------------------------
                                              1995            1996             1997
                                               HK$             HK$              HK$

Net income as reported under HK GAAP         14,782          76,520         129,581

Adjustments:
    Recognition of revenue                    6,021          12,205           1,867
    Investment properties                      (241)           (120)            793
    Tax effect of reconciling items            (993)         (2,014)           (308)
    Deferred taxation                        (2,620)          2,667              --
                                           --------        --------        --------

Approximate net income as
    reported under US GAAP                   16,949          89,258         131,933
                                           ========        ========        ========

Earnings per share under US GAAP               0.05            0.28            0.31
                                           ========        ========        ========

         Under US GAAP, the exceptional items for 1995 would be classified as operating costs. In addition, compensation received from cancellation of transponder lease agreements would be classified as revenues.

         The effect on shareholders' equity of significant differences between HK GAAP and US GAAP is as follows:

                                                                   Year ended December 31,
                                                     ----------------------------------------------
                                                         1995             1996              1997
                                                          HK$              HK$               HK$

Shareholders' equity as reported under HK GAAP          596,725         1,942,461         2,072,042
Adjustments:
    Recognition of revenue                               13,759            25,964            27,831
    Investment properties                                  (482)             (602)              191
    Tax effect of reconciling items                      (2,270)           (4,284)           (4,592)
    Deferred taxation                                    (2,667)               --                --
                                                     ----------        ----------        ----------

Shareholders' equity as reported under US GAAP          605,065         1,963,539         2,095,472
                                                     ==========        ==========        ==========

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


21. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         The changes in shareholders equity in accordance with US GAAP is as follows:

                                    Capital        Additional        Retained
                                     stock       paid-in capital     earnings
                                       HK$            HK$              HK$

Balance at December 31, 1994          31,500         511,000          45,616
Net income                                --              --          16,949
                                   ---------       ---------       ---------

Balance at December 31, 1995          31,500         511,000          62,565
Net proceeds from issue of
    105,000,000 new shares            10,500       1,315,522              --
Net income                                --              --          89,258
Dividend in specie                        --              --         (56,806)
                                   ---------       ---------       ---------

Balance at December 31, 1996          42,000       1,826,522          95,017
Net income                                --              --         131,933
                                   ---------       ---------       ---------

Balance at December 31, 1997          42,000       1,826,522         226,950
                                   =========       =========       =========

         A reconciliation of the expected tax with the actual tax expense under US GAAP is presented below:

                                                              Year ended December 31
                                                     ----------------------------------------
                                                      1995              1996           1997
                                                       HK$               HK$           HK$

Hong Kong statutory income tax rate                     16.5%           16.5%           16.5%
                                                     =======         =======         =======

Statutory rate applied to income before
    income taxes under US GAAP                         3,392          18,349          24,206
Prior year overprovision                                  --              --          (2,037)
Expenses not deductible                                    2           3,198           2,849
Offshore transponder rental income not taxable            --              --         (12,522)
Offshore interest income not taxable                     (67)           (142)           (370)
Subsidiaries' losses not deductible                      271             352           2,182
Others                                                    21             190             461
                                                     -------         -------         -------

Actual taxation under US GAAP                          3,619          21,947          14,769
                                                     =======         =======         =======

         Subsidiaries' losses not deductible represent losses incurred by several subsidiaries which do not produce any taxable income and as such, the losses are not deductible against future profits.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (AMOUNTS STATED IN THOUSANDS, EXCEPT SHARE DATA)


21. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         An analysis of the actual tax expense under US GAAP is presented below:

                                                   Year ended December 31,
                                     -----------------------------------------------------
                                        1995                    1996                  1997
                                         HK$                     HK$                   HK$

         Current tax provision             6                  19,390                15,241
         Deferred tax                  3,613                   2,557                  (472)
                                     -------                 -------               -------

                                       3,619                  21,947                14,769
                                     =======                 =======               =======

         Additionally, under US GAAP, the outstanding lease obligations to the Partnership would not be offset with the matching offshore deposit held by a wholly-owned subsidiary company. As a result, current assets and liabilities would increase by HK$34,626 and HK$38,906 at December 31, 1996 and 1997, respectively, and long-term assets and liabilities would increase by HK$870,917 and HK$527,499 at December 31, 1996 and 1997, respectively. Similarly, the interest expense on the loan and the matching interest income on the deposit would not be offset resulting in increases in interest expense and interest income of HK$105,246, HK$105,696 and HK$73,220 in the year ended December 31, 1995, 1996 and 1997, respectively.

         Under HK GAAP, the prepaid launching fee of HK$28,233 and HK$Nil at December 31, 1996 and 1997, respectively, are included in prepayments, deposits and other receivables. Under US GAAP such amounts would be classified as non-current assets.

         Under US GAAP, the Company's consolidated total assets would have been HK$4,124,477 and HK$4,169,519 at December 31, 1996 and 1997,
         respectively. Consolidated total liabilities would have been HK$2,160,938 and HK$2,074,047 at December 31, 1996 and 1997,
         respectively.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements:

Report of Independent Auditors

Consolidated Balance Sheets as of December 31, 1996 and 1997

Consolidated Statements of Income for the Years Ended December 31, 1995, 1996 and 1997

Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and 1997

Notes to Consolidated Financial Statements

Exhibits:

         Not Applicable.

                     [Remainder of page intentionally blank]

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     APT SATELLITE HOLDINGS LIMITED



                                     By: /s/ Qin Shen
                                         ---------------------------------------
                                         Qin Shen
                                         Director and Vice President

Date:  June 29, 1998