Form 20-F
period 2002-12-31
APT SATELLITE HOLDINGS LTD
filed 2003-07-01
CIK 1027229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934, or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934.

Commission file number 0-29338

APT SATELLITE HOLDINGS LIMITED

(Exact Name of the Registrant Specified in its Charter)

Bermuda

(Jurisdiction of Incorporation or Organization)

Room 3111-3112, 31/F, One Pacific Place, 88 Queensway, Hong Kong

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title	Name of Each Exchange on Which Quoted

Ordinary Shares American Depositary Shares	The Stock Exchange of Hong Kong Limited New York Stock Exchange, Inc.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

412,535,000 Common Shares as of December 31, 2002.

Indicate by check mark whether the Company: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒       NO ☐

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☐       Item 18 ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

GLOSSARY OF CERTAIN TERMS
Item 1. Identity of Directors, Senior Management, and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
Selected Consolidated Financial Information
Risk Factors
Business Risks
Political and Economic Risks
Item 4. Information on the Company
History and Development of the Company
Business Overview
Industry and Market Overview
Broadcasting and Telecommunications Markets in Asia
Operation of the APSTAR System
SUMMARY OF SATELLITE DATA
Competition
Regulation
Organizational Structure
Property, Plant and Equipment
Item 5. Operating and Financial Review and Prospects
Overview
Application of Critical Accounting Matters
Contractual Obligations and Commercial Commitments
Commitments and Contingencies
Off-balance Sheet Arrangements
Results of Operations
Liquidity and Capital Resources
Capital Expenditure
Forward Looking Statements
Other
Item 6. Directors and Officers of Registrant
Compensation
Board Practices
Employees
Share Option Schemes
Share Ownership
Service Agreements
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
Related Party Transactions
Item 8. Financial Information
Item 9. The Offer and Listing
Item 10. Additional Information
Memorandum of Association and By-laws
Exchange Controls and Other Limitations Affecting Security Holders
Taxation
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
Exchange Rate Sensitivity
Limitations
Item 12. Description of Securities Other Than Equity Securities
Item 13. Defaults, Dividend Arrearages, and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Control and Procedures
Item 16. [Reserved.]
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits.
Certification of CEO
Certification of CFO

i

GLOSSARY OF CERTAIN TERMS

     In this Form 20-F, unless the context otherwise requires, the following expressions have the following meanings:

ADS	An American Depositary Share representing ownership of eight shares of the Company’s Ordinary Shares, evidenced by American Depositary Receipts.

analog	A method of storing, processing or transmitting information through a continuously varied (rather than pulsed) signal.

APCN2	Asia Pacific Cable Network 2, a submarine cable project under a consortium of telecommunication companies. The project provides additional telecom capacity for designated Asian cities by the end of 2001.

APSTAR System	The Company’s current and future satellites, including APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V, APSTAR VI (formerly APSTAR VB), and any other satellites to be launched by the Company in the future.

APT	APT Satellite Company Limited, a company incorporated in the HKSAR and a wholly-owned indirect subsidiary of the Company.

APT BVI	APT Satellite Investment Company Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company.

APT Group	The Company and its subsidiaries and affiliates.

APT International	APT Satellite International Company Limited, a company incorporated in the British Virgin Islands with limited liability and a shareholder of the Company.

APT Telecom	APT Satellite Telecommunications Limited, a jointly controlled entity of the Company which is incorporated in the HKSAR and is engaged in the provision of telecommunication services.

APT Telecom Lease	The agreement for lease dated March 12, 2001 made between APT Telecom and Science and Technology Parks Corporation in respect of the Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extension Thereto, Hong Kong.

APT’s Leases	The Lease Agreement as supplemented and modified by the Cancelled Agreement for Lease, the Deed of Cancellation, the Second Supplemental Agreement, the Fifth Modification of Lease and the Fifth Modification Proposal.

bandwidth	A range of frequencies occupied by a modulated carrier or the range of frequencies which can be transmitted through a communications system. Bandwidth is one measure of the information carrying capacity of a transponder. The wider the bandwidth, the more information can be transmitted.

Basic Law	The Basic Law of the Hong Kong Special Administrative Region (HKSAR) of the People’s Republic of China, effective as of July 1, 1997, is the constitutional document for the HKSAR.

beam	The directed electromagnetic rays emanating from a spacecraft or ground station. With respect to satellites, it typically refers to aggregates of these rays such as a China (coverage) beam or global (coverage) beam.

Cancelled Agreement for Lease	The agreement for lease dated June 19, 2000 made between APT and the Science and Technology Parks Corporation in respect of the original Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto.

C2C	C2C Pte. Ltd., a cable network provider and under a consortium of telecommunication companies led by Singapore Telecommunications Ltd.

CCTV	China Central Television, a PRC state-owned enterprise under the supervision and control of the SARFT.

CITV	China International Television Corporation, a PRC state-owned enterprise under the supervision and control of the SARFT.

CLTC	China Satellite Launch and Tracking Control General, a PRC state-owned enterprise subject to the supervision and control of the Defense Commission. C-band in satellite communications (FSS) used to refer to downlink frequencies between 3.4 GHz and 4.2 GHz and uplink frequencies between 5.85 GHz and 7.075 GHz. It is often referred to as 4/6 GHz.

cellular	Domestic public cellular radio telecommunications service. Cellular systems are based on multiple base stations, or “cells,” that permit efficient frequency reuse and on software that permits the system to band mobile calls from cell to cell as subscribers move through the cellular service area.

China Aerospace	China Aerospace Science & Technology Corporation (formerly China Aerospace Corporation or the PRC Ministry of Aerospace Industry), a PRC state-owned enterprise engaged in the research, design, testing and manufacturing of launch vehicles and satellites.

ChinaSat	China Telecommunications Broadcast Satellite Corporation, a PRC state-owned enterprise under the supervision of the MII and which is the satellite operation arm of the MII.

DBS	Direct broadcast satellite, a satellite capable of transmitting direct-to-home television programming.

dBW	Decibel relative to one watt, a measure of a satellite’s power (e.g., 50 dBW is 10 times more powerful than 40 dBW).

Deed of Cancellation	The deed of cancellation and surrender dated March 12, 2001 in respect of cancellation of the Cancelled Agreement for Lease made between APT and Science and Technology Parks Corporation.

digital	Referring to a method of storing, processing, or transmitting information through a pulsed (rather than continuously varied) signal.

downlink	The receiving portion of a satellite circuit extending from the satellite to the earth.

Director(s)	Director(s) of the Company, including all executive director(s), all non-executive director(s) and independent non-executive directors.

earth station	The antennae, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.

EIRP	Equivalent isotropic radiated power, the product of the power supplied to the antenna and the antenna gain in a given direction relative to an isotropic antenna (absolute or isotropic gain).

Eligible Employee(s)	Employee(s) (whether full time or part time employee(s), including any executive director but not any non-executive director) of the Company or its subsidiaries.

Eligible Grantee(s)	Persons who are eligible to accept the offer of the grant of an Option in accordance with the Scheme 2001 or Scheme 2002, as the context requires.

Fifth Modification of Lease	The fifth modification of agreement for lease dated May 31, 2002 made between APT and Science and Technology Parks Corporation in respect of modification of user of the lease contained in the Lease Agreement.

Fifth Modification Proposal	The fifth modification proposal dated May 31, 2002 made between APT and Science and Technology Parks Corporation in respect of modification of user in the proposal form in relation to the Lease Agreement.

footprint	The geographic area covered by a satellite’s downlink or uplink beams, the outer edge of which is generally defined as that area where the quality of communication degrades below an acceptable commercial level due to the spacecraft antenna pattern, power of the signal or curvature of the earth.

frequency	Number of repetitions in a given time. Typically it refers to the rate of variation per second of the carrier wave or modulating signal. Communications satellite RF signals are typically in the GHz frequency range. See C-band and Ku-band.

FTNS	Fixed telecommunications network services.

GEO	Geostationary orbit.

geostationary orbit	A geosynchronous orbit in which the orbital inclination and eccentricity of a satellite are zero such that the satellite appears to hover over a fixed position on the earth’s equator.

Global Offering	The Company’s initial world-wide public offering of Ordinary Shares and American Depositary Shares, each representing eight shares of the Company’s Ordinary Shares dated December 13, 1996.

HDTV	High definition television.

HKSAR	Hong Kong Special Administrative Region of the PRC.

ISDN	Integrated services data network.

ITU or International Telecommunication Union	The International Telecommunication Union, the telecommunications agency of the United Nations, established to provide standardized communications procedures and practices, including frequency allocation and radio regulations, on a world-wide basis.

Joint Declaration	The Joint Declaration of the Government of the United Kingdom and the Government of the PRC on the Question of Hong Kong with Annexes signed on 19 December 1984.

Ku-band	In satellite communications (FSS), it is used to refer to downlink frequencies between 10.7 GHz and 12.75 GHz and uplink frequencies between 13.75 GHz and 14.8 GHz. Often it is referred to as 11/14 or 12/14 GHz.

Lease Agreements	The agreement for lease dated February 26, 1993, made between APT and the Science and Technology Parks Corporation in respect of Subsection 1 of Section E of Tai Po Town Lot No. 13 and Extension Thereto, Hong Kong on which APT’s Satellite Control Center is developed.

LEO	Low-earth orbit of up to 1,500 miles above the earth.

v

Master Registry	The Master International Frequency Register of the ITU, which lists frequency assignments of orbital slots upon notification.

MEO	Mid-earth orbit of up to 18,000 miles above the earth.

megahertz (MHz)	A measure of frequency, 1 million cycles per second.

microwave	Radio frequency carrier waves with wavelengths of less than one meter- frequencies above 300 MHz.

MII	Ministry of Information Industry of the PRC.

mobile satellite services	Services transmitted via satellites to provide mobile telephone, paging, messaging, facsimile, data, and position location services directly to users.

OFTA	The Office of the Telecommunications Authority of Hong Kong or, where the context requires, the Telecommunications Authority of Hong Kong.

operational life	The time for which a satellite is capable of operating in its allotted position. The expected end of a satellite’s in-orbit operational life is mainly based on the period during which the satellite’s on-board fuel permits proper station-keeping maneuvers for the satellite.

Option(s)	Options granted to the Eligible Grantees under the Scheme 2001 or to the Participants under the Scheme 2002, as the context requires.

paging	A service designed to deliver a message to a person whose location is unknown; messages may be received via an alphanumeric or character display or small speaker.

Participant(s)	Any person belonging to any of the following classes of persons: (a) any Eligible Employee; and (b) any non-executive directors (including independent non-executive directors) of the Company or any of its Subsidiaries, in accordance with the Scheme 2002

PRC	The People’s Republic of China, other than HKSAR

PSTN	Public switched telephone networks which comprise the network infrastructure necessary for providing basic telephone services.

radio frequency	A frequency that is higher than the audio frequencies but below the infrared frequencies, usually above 20 KHz.

Radio Regulations	Radio Regulations of the ITU.

Radio Regulatory Department	Radio Regulatory Department of the MII.

Radiocommunication Bureau	Radiocommunication Bureau of the ITU.

SARFT	China State Administration of Radio Film and Television, a government office responsible for the management of the provision of Radio, Film and Television in the PRC.

Satellite Control Center	The earth station of the Group for the TT& C of APSTAR Systems and the provision of broadcasting transmission and telecommunication services. It is located in Tai Po, New Territories, Hong Kong.

Science and Technology Parks Corporation	Hong Kong Science and Technology Parks Corporation (formerly known as Hong Kong Industrial Science and Technology Parks Corporation), the lessor of certain Lease Agreements with the Company.

scrambled programming	Programming signals which require a decoder for purposes of viewing.

Second Supplemental Agreement	The second supplemental agreement for lease and grant of second extension area dated March 12, 2001 made between APT and the Science and Technology Parks Corporation in respect of Subsection 3 of Section E of Tai Po Town Lot No. 13 and Extensions Thereto.

signal	A physical, time-dependent energy value used for the purpose of conveying information through a transmission line.

switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information; switching is the process of interconnecting circuits to form a transmission path between users.

teledensity	Telephone access lines per 100 persons.

telemetry	Radio transmission of coded or analog data from a satellite to a ground station.

telephony	Science of construction and operation of telephones and telephonic systems.

transponder	A microwave repeater which provides a discrete path to receive communications signals, translate and amplify such signals and retransmit them to earth or another satellite.

TT&C	Telemetry, tracking and command.

TT&C Station	Telemetry, tracking and command station, a land-based facility that monitors and controls the positioning, altitude and status of a satellite in orbit.

uplink	In satellite communications, the signal from the earth station to the space station (satellite).

VSAT	Very small aperture terminal.

PART I

Item 1. Identity of Directors, Senior Management, and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Selected Consolidated Financial Information

     The following table presents selected consolidated financial information for APT Satellite Holdings Limited (the “Company” or “APT Holdings”) as of and for the five fiscal years ended December 31, 2002. The financial statement information as of and for each of the years in the five-year period ended December 31, 2002 has been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s audited Consolidated Financial Statements (the “Audited Consolidated Financial Statements”) and with “Item 5. Operating and Financial Review and Prospects.” The Audited Consolidated Financial Statements are prepared in accordance with Hong Kong GAAP (defined below), which differ in certain significant respects from US GAAP (defined below). For a discussion of the principal differences between Hong Kong GAAP and US GAAP, see Item 18 and Note 26 of the “Notes to the Audited Consolidated Financial Statements”, which contains descriptions of the significant differences between Hong Kong GAAP and US GAAP, a reconciliation of net income from Hong Kong GAAP to US GAAP for the years ended December 31, 2000, 2001 and 2002, and reconciliation of shareholders’ equity from Hong Kong GAAP to US GAAP as of December 31, 2001 and 2002. In addition, Note 26 to the Audited Consolidated Financial Statements, which contains additional disclosures required under US GAAP, which are not disclosed elsewhere in the Audited Consolidated Financial Statements.

	1998	1999	2000	2001	2002	2002

	HK$	HK$	HK$	HK$	HK$	US$
Statement of Income Data: (in millions, except per share data)
Hong Kong GAAP:
Total revenues	587.8	482.0	341.5	374.2	351.4	45.1
Total costs and expenses	(473.9)	(439.9)	(327.1)	(337.9)	(345.6)	(44.3)
Other operating income	14.6	436.0	179.7	78.4	72.3	9.2
Deficit arising on revaluation of investment property	—	—	—	—	—	—
Impairment loss recognized in respect of land and buildings	—	—	—	—	(5.2)	(0.7)
Impairment loss recognized in respect of goodwill arising on acquisition of an interest in a subsidiary	—	—	—	—	(3.4)	(0.4)
Profit from operations	128.5	478.1	194.1	114.7	69.5	8.9
Interest expense	(57.3)	(31.8)	(15.3)	(5.6)	—	—
Share of losses of jointly controlled entities	—	—	(1.3)	(5.1)	(10.6)	(1.4)
Income before income taxes	71.2	446.3	177.5	104.0	58.9	7.5
Provision for income taxes	(12.0)	(71.8)	(34.5)	(26.0)	(36.8)	(4.7)
Minority interests	—	—	—	—	2.3	0.3
Net income	59.2	374.5	143.0	78.0	24.4	3.1
Basic earnings per share (cents)(1)	14.1	89.2	34.3	18.9	5.9	0.8
Basic earnings per ADS (cents)(1)	112.8	713.4	274.1	151.2	47.4	6.1
Diluted earnings per share (cents)(1)	—	—	—	18.9	5.9	0.8
Diluted earnings per ADS (cents)(1)	—	—	—	150.8	47.4	6.1
Weighted average number of shares outstanding(1) – Basic	420	420	417	413	413	413
Weighted average number of shares outstanding(1) – Diluted	—	—	—	414	413	413
Dividend per share (cents)	—	35.0	20.0	5.0	—	—
US GAAP:
Net income	57.9	360.2	139.9	72.6	13.8	1.8
Basic earnings per share (cents)(1)	13.8	85.8	33.5	17.6	3.3	0.4
Basic earnings per ADS (cents)(1)	110.3	686.1	268.2	140.8	26.7	3.4
Diluted earnings per share (cents)(1)	—	—	—	17.6	3.3	0.4
Diluted earnings per ADS (cents)(1)	—	—	—	140.4	26.7	3.4
Weighted average number of shares outstanding(1) – Basic	420	420	417	413	413	413
Weighted average number of shares outstanding(1) – Diluted	—	—	—	414	413	413
Balance Sheet Data: (in thousands)
Hong Kong GAAP:
Working capital (deficiency)	(218.7)	1,606.7	1,582.4	1,451.4	739.5	94.8
Property, plant and equipment, (net)	3,123.5	1,285.1	1,101.9	1,150.0	2,018.9	258.8
Total assets	3,923.9	3,792.8	3,421.1	3,280.7	3,339.4	428.1
Long-term liabilities (less current portion)	1,265.4	831.9	643.2	542.9	377.7	48.4
Total liabilities	1,792.7	1,287.0	972.4	816.1	864.2	110.8
Minority interests	—	—	—	—	6.8	0.9
Total shareholders’ equity (net assets)	2,131.2	2,505.8	2,448.7	2,464.6	2,468.4	316.4
US GAAP:
Total assets	3,950.4	3,802.0	3,426.7	3,284.8	3,339.7	428.2
Total liabilities	1,797.0	1,288.4	973.2	816.7	864.2	110.8
Minority interests	—	—	—	—	6.8	0.9
Total shareholders’ equity	2,153.4	2,513.6	2,453.5	2,468.1	2,468.7	316.5
Other Data:
Hong Kong GAAP:
EBITDA(2)	446.9	342.6	229.9	248.2	221.3	28.4
EBITDA margin(3)	76.0%	71.1%	67.3%	66.3%	63.0%	63.0%

(1)	Per share and per ADS data is derived from the weighted average number of shares outstanding during the applicable period. No diluted earnings per share have been presented for the three fiscal years ended December 31, 2000 as there were no potentially dilutive securities outstanding.

(2)	EBITDA, as defined, represents earnings after share of losses of jointly controlled entities and impairment loss and before interest income, interest expense, other income(expenses), income taxes, depreciation and amortization and exceptional items from continuing operations. EBITDA is not a recognized US GAAP or Hong Kong GAAP measurement. EBITDA is not intended to represent cash flow for the period nor has it been presented as an alternative to net income as an indicator of operating performance. This EBITDA may not be comparable to similarly titled measures reported by other companies.

(3)	EBITDA margin represents EBITDA as a percentage of the Company’s revenues.

     The exchange rates of the Hong Kong dollar to the United States dollar as of and during the years ended December 31, 1998, 1999, 2000, 2001, and 2002 were as follows:

	1998	1999	2000	2001	2002

Average(1)	7.7463	7.7586	7.7933	7.7994	7.7997
High	7.7505	7.7751	7.8045	7.8001	7.8000
Low	7.7350	7.7420	7.7773	7.7969	7.7936
End of Period	7.7460	7.7700	7.7998	7.7978	7.7981

(1)	The rate of exchange means the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during a year.

     The exchange rates of the Hong Kong dollar to the United States dollar for each month during the previous six months were as follows:

	December 2002	January 2003	February 2003	March 2003	April 2003	May 2003

High	7.7993	7.7998	7.8000	7.7996	7.8005	7.7996
Low	7.7977	7.7984	7.7987	7.7983	7.7990	7.7983

Risk Factors

     Prior to making an investment decision, prospective investors should carefully consider all of the information set forth in this annual report, including the following risk factors. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be adversely affected. As a result, the trading price of the Company’s ordinary shares and ADSs could decline and all or part of a prospective investor’s investment could be lost.

     Technical Risks

     Satellite programs involve inherent technical risks. Given the intense competitiveness of Asian satellite markets, any launch or in-orbit failure affecting any of the Company’s present or future satellites would have a material adverse effect on the Company’s results of operations and financial condition.

     Risk of Launch Failure or Delay

     There is significant risk in the launching of satellites. APSTAR V, which is scheduled for delivery in July 2003, is expected to be launched by Sea Launch Limited Partnership (“Sea Launch”) in the third quarter of 2003. APSTAR VI (formerly APSTAR VB), is scheduled to be launched on board the Long March 3B (“LM-3B”) launch vehicle of China Great Wall Industry Corporation (“Great Wall”) in 2005. The LM-3B was developed from the Long March 3A Launch Vehicle and both employ similar technology. While the actual failure rate varies by launch vehicle and launch service provider, as at December 31, 2002, the success rate of Sea Launch was approximately 87.5% and the success rates of Long March 3A and B were 100% and 80% respectively, which are comparable to other international launch service providers.

     While the Company maintains launch and initial in-orbit insurance to cover the replacement value of the satellites and has limited protection in the form of liquidated damages or penalties payable to the Company due to a delay by either the satellite manufacturer and its affiliates or the launch service provider, it is unlikely that such insurance, liquidated damages or penalties would be adequate to compensate the Company for its entire loss in the event of any launch failure or significant delay. In the event of the launch failure or serious delay in launching APSTAR V, while APT may be able to move some of its customers to APSTAR IA or APSTAR VI, such failure or delay could adversely effect the APT’s transponder lease agreements for APSTAR V with customers such as SingTel, and would be further adversely effected by the loss of APSTAR I, the useful life of which is expected to expire in late 2004.

     Risk of Satellite Defects or Failure

     Satellite defects as well as possible damage from electrostatic storms or collisions with space debris or other external causes may result in a partial or total loss of a satellite’s communication capacity.

     APSTAR I and APSTAR IA are HS-376 satellite models, APSTAR IIR and APSTAR V are FS-1300 models, and APSTAR VI is a SB-4100 C1 model. Although these models were chosen based on a number of factors, including risk management, there can be no assurance that the Company’s satellites will perform as designed. Significant defects in or damage to any of the Company’s satellites would adversely affect the Company’s results of operations and financial condition.

     All satellites have limited operational lives, and the operational lives of APSTAR I, APSTAR IA and APSTAR IIR are presently estimated to end in 2004, 2006 and 2013, respectively. A number of factors affect the operational lives of satellites, including construction quality, component durability, fuel usage, the launch vehicle used and the skill with which the satellite is monitored and operated. There can be no assurance as to the actual operational life of APSTAR I, APSTAR IA or APSTAR IIR. The Company’s results of operations would be adversely affected if the operational life of APSTAR I, APSTAR IA, APSTAR IIR or any other satellite it may operate is significantly shorter than expected.

     Future Satellites

     The launch and operational risks of any of APT’s future satellites, including APSTAR V and APSTAR VI, are similar to those described above affecting APSTAR I, APSTAR IA, and APSTAR IIR. In addition, contracts for the design, construction, launch and insurance, or the commercial operation, of the Company’s future satellites (other than APSTAR V and APSTAR VI) have not yet been entered into. In addition to the foregoing, the Company may incur additional costs due to cost overruns, delays, disasters or other unanticipated expenditures with respect to such satellites. Accordingly, no assurance can be given as to the ultimate cost of these satellites or whether these new satellites will be constructed and placed into service according to the Company’s current timetable, or at all.

     Changes in Technology

     Technology in the broadcasting and telecommunications industry is in a rapid and continuing state of change, with new technological developments and innovations constantly emerging. If such developments and innovations were to decrease general commercial demand for the use of satellites of the type operated by the Company, the Company’s results of operations and financial condition could be materially adversely affected. Further, while the Company designs its satellites to incorporate state-of-the-art technology, there can be no assurance that the technology used in the Company’s satellites will continue to be the most advanced throughout the entire operational life of each satellite. Any technological lag which develops could result in lower rental fees after the initial rental term for any given transponder, and could therefore have a material adverse effect on the Company’s results of operations and financial condition.

Regulatory Risks

     Regulatory Regime for Satellite Operations

     The business prospects of the Company (including the launch and the timing of the launch of new satellites) could be adversely affected by laws, policies or regulations that modify the present regulatory regime in HKSAR or elsewhere applicable to APT or the launch, operation and commercial usage of its satellites.

     Satellite services are subject to international space law. A country that is a party to the International Outer Space Treaty or other treaties or conventions regulating outer space activities is responsible for fulfilling its own obligations under such treaties or conventions. This often results in the adoption by a member country of domestic laws to regulate the activities of their own citizens or corporations in order to enable the country concerned to comply with its international obligations. APT’s satellite operations are principally regulated by the Outer Space Ordinance 1997 (the “Outer Space Ordinance”). The Outer Space Ordinance prohibits any person from launching or procuring the launch of a satellite, or operating a satellite, without obtaining the appropriate license. The ultimate authority to grant licenses and otherwise to administer the Outer Space Ordinance is vested in the Chief Executive of HKSAR acting in consultation with the Executive Council of Hong Kong (“Chief Executive in Council”). In practice, all relevant matters are dealt with on a regular basis by and through the OFTA.

     Since July 1, 1997, HKSAR and its government and regulatory bodies have been subject to its Basic Law and the principle of “One country, two systems”. However, the Outer Space Ordinance states that where the Central People’s Government of the PRC issues an instruction to the Chief Executive in relation to any license to be issued or revoked under the Outer Space Ordinance on the ground that if the instruction were not complied with the national security or the international obligations of the PRC would be significantly affected, the Chief Executive shall comply with such instruction.

     The Company currently has licenses for the operation of APSTAR I , APSTAR IA and APSTAR IIR. However, there can be no assurance that existing laws and regulations affecting the Company will remain applicable in the future, or whether any such applicable laws and regulations are likely to be amended.

     Priority for Orbital Slots

     Satellites are entitled to protection from radio frequency interference by other satellites and earth stations only upon the registration of the location, frequency and use of such satellites with the Radiocommunication Bureau. Registration requires the successful completion of a coordination process with other existing and potential users of locations and frequencies who have commented on the application for registration. The coordination process is carried out in part at the government-to-government level, which is beyond the control of the Company. The coordination process has become increasingly complex and time-consuming in the Asia-Pacific region because a large number of operators have registered new systems operating at high power levels with very broad coverage. The coordination process may result in modifications of proposed coverage areas or satellite design to eliminate or minimize interference with other potential users.

     Under the Radio Regulations, during the coordination process a country may request the Radiocommunication Bureau to assist it in resolving disputes in connection with existing or proposed uses of frequencies and orbital locations. However, should any such disputes remain unresolved, and the coordination process therefore not be successfully completed, there is no formal dispute resolution mechanism. Any country that nonetheless places a satellite or any earth station into operation without coordination and notification may not be entitled to seek the assistance of the Radiocommunication Bureau to resolve complaints relating to interference.

     APT, through the PRC government, has requested the Radio Regulatory Department of the PRC via OFTA of Hong Kong to file and coordinate applications by APT for orbital slots with the Radiocommunication Bureau and for resolving interference concerns. The Radio Regulatory Department has notified the Radiocommunication Bureau by “advance publication” of the proposed use of several orbital slots, namely 92.2 degrees East, 96 degrees East, 102.8 degrees East, 131.8 degrees East, 138 degrees East, 140 degrees East, and 142 degrees East, in addition to the renewals of 131 degrees East and 89.5 degrees East in 2001. Under ITU regulations, no assurance can be given as to whether substantial modifications to satellite coverage or design may be required, whether the coordination process with the ITU, with respect to the orbital slot at 76.5 degrees East, where APSTAR IIR is currently positioned, or any other orbital slot to be used by the Company’s satellites will be completed or whether the Company will have any priority for any such orbital slot.

     Possible Disputes Relating to Orbital Slots

     APSTAR I is utilizing certain designated C-band and extended C-band frequencies in the orbital slot at 138 degrees East and APSTAR IA is utilizing certain designated C-band and extended C-band frequencies in the orbital slot at 134 degrees East. The right to use these frequencies at such orbital slots has been licensed to the Company by the Kingdom of Tonga (“Tonga”), which, through its agent Islands Satellite Communications Ltd. (“TongaSat”), has responsibility for the ITU coordination process with respect to such orbital slots and the frequencies covered by the Company’s license.

     Tonga has confirmed to the Company that it has not granted rights to any third party that would affect the Company’s license or the Company’s entitlement to use the frequencies at such orbital slot covered by the license. Disputes may arise with respect to these and other orbital slots used by or contemplated for the Company’s satellites. Any such disputes or interference may have a material adverse effect on the Company’s business.

     Regulatory Constraints on End-users

     Many of the Company’s existing and potential customers who may wish to use the APSTAR System to broadcast into or provide telecommunications services for countries in Asia are subject to government licensing. The applicable regulatory schemes in these countries vary considerably. While the Company does not believe these regulatory schemes will prevent it from pursuing its business, there can be no assurance that its customers’ licenses and approvals are or will remain sufficient in the view of foreign regulatory authorities or that these authorities will not discourage or prevent existing or potential customers from utilizing transponders on the APSTAR System.

     Many of APT’s customers must also have authorization from the countries in which they are located in order to uplink to and communicate by means of APT’s satellites. While obtaining such authorizations on behalf of its customers is not the Company’s responsibility, the Company’s success may depend on the ability of its potential customers to obtain required authorizations.

     Export Restrictions

     The United States government has imposed certain restrictions on technology transfers to certain countries including the PRC. Export licenses for the deliveries of TT&C Systems and the satellites are required to be obtained by Space Systems/Loral Inc. (“SS/Loral”), the manufacturer of APSTAR V, and manufacturers of other satellites that the Company may launch in the future in connection with launches in any country subject to restrictions on technology transfers. In November 2001, the US government granted approval, which will be valid until the end of 2003, for the construction of APSTAR V. On September 20, 2002, APT entered into a Term Sheet (the “APT-Loral Term Sheet”) with Loral Orion, Inc. (“Loral Orion”), a subsidiary of Loral Space and Communications Limited and subsequently entered into an agreement. Under the APT-Loral Term Sheet and the agreement, Loral Orion agreed to participate in the development of APSTAR V by investing up to 50% of the capital necessary for the APSTAR V project on a pro rata basis in order to obtain rights to 27 transponders at a value of approximately US$115.0 million. In March 2003, the parties agreed to lower the number of transponders to be purchased by Loral Orion to 25, but Loral Orion’s capital commitment remains unchanged. APT selected Sea Launch to launch APSTAR V, which is expected to take place in the third quarter of 2003. APT and Loral Orion are in the process of amending the agreement accordingly. By selecting Sea Launch’s launch vehicle, the Company believes that the risk of export license delay will be substantially reduced. However, there can be no assurance that SS/Loral will be able to obtain all the necessary licenses or that the SS/Loral licenses or such other licenses will not be revoked by the US government or that the US government will not impose additional restrictions or trade sanctions against the PRC or other countries that would significantly delay the planned launch of APSTAR V or other satellites that the Company may launch in the future.

     In March 2002, Alcatel Space Industries (“Alcatel”) informed the Company that they had received unconditional approval from the French government for the delivery of the French-made satellite to the PRC for launching.

Business Risks

     Insurance

     The Company has in-orbit insurance coverage in respect of APSTAR I, IA and IIR. The Company maintained third-party liability insurance for APSTAR I, IA and IIR as required by the Outer Space Ordinance License until June 30, 2002. The Company has been discussing with OFTA regarding obtaining a waiver that would exempt the APSTAR Systems from the requirement to maintain third-party liability insurance. As of the date of this Annual Report, OFTA has not yet made a final determination. There can be no assurance that the Company will be able to obtain the waiver in respect of the third-party liability insurance for APSTAR I, IA and IIR. After the World Trade Center event happened on September 11, 2001, the insurance industry imposed unfavorable terms on the satellite insurance with respect to both the launch insurance and in-orbit insurance. Such impositions include a higher premium rate and additional exclusion clauses. The Company’s in-orbit insurance must be renewed annually. There can be no assurance that the Company will be able to obtain future insurance on terms satisfactory to the Company.

     The Company’s launch insurance is unlikely to fully reimburse the Company for its expenditures with respect to launching a replacement satellite, with uninsured expenses comprising legal and other professional fees, interest and certain other expenses. The Company’s in-orbit insurance covers only the book value, rather than the replacement cost, of a satellite. Further, the Company’s insurance coverage does not compensate the Company for business interruption and similar losses (including, among other things, loss of market share, loss of revenue and incidental and consequential damages). In addition, the Company’s insurance policies include customary exclusions including, among other things, exclusions from losses resulting from (i) war or similar hostile actions, (ii) anti-satellite, nuclear or laser or directed energy devices, (iii) insurrection and similar acts or governmental action to prevent such acts, (iv) governmental confiscation, (v) nuclear reaction or radiation contamination, (vi) electromagnetic or radio frequency interference, except for damage directly caused by such interference, or (vii) willful or intentional acts of the Company or its contractors.

     Competitive Nature of the Industry

     The international satellite communications industry is highly competitive. The Company faces competition from numerous international, regional and domestic satellite companies and from other communications companies which offer competing services using satellites or land-based facilities in the Asia-Pacific region. Many of these competitors have substantially greater financial resources than the Company. The Company expects that new satellites will be launched covering all or part of the Asia-Pacific region in the future, assuming announced plans for such launches are successfully implemented on schedule. If such launches are implemented on schedule, there would be an increase of transponder capacity serving the region. If the expanding supply of international telecommunications facilities, including those of the Company, exceeds the demand for such services, such overcapacity could have a negative impact on the Company’s results of operations and financial condition. Technology developments, such as the use of digital video compression technology, and the proliferation of fiber optic cables in the form of land cables and submarine cables at comparatively lower cost for point-to-point telecommunication services may also result in reduced demand for transponder capacity as such advancements become commercially viable.

     The laws of certain countries require domestic television broadcasters and domestic satellite telecommunications operators providing services in their home countries generally to use state-owned or locally-owned satellites to the extent capacity is available. These legal requirements may prevent the Company and other satellite companies from competing in the provision of transponder capacity to these potential customers. There can be no assurance that other countries in the Asia-Pacific or Middle East regions, including those countries within the footprints of APSTAR System satellites and in which the Company’s customers currently provide programming or telecommunications services, will not impose similar requirements to use state-owned or locally-owned satellites in the future on domestic broadcasters or operators. The imposition of such requirements could adversely affect the Company’s results of operations and financial condition.

Additional Financing Requirements

     The satellite business is highly capital-intensive. The Company expects that APT will be required to make capital expenditures for the design, construction and launch of APSTAR V of approximately US$230 million between January 2001 and the scheduled launch of the satellite in the third quarter of 2003. For the replacement of APSTAR IA and as a back up plan for APSTAR V, APT signed a procurement agreement for the construction of APSTAR VI in December 2001. The total capital expenditures for the design, construction and launch of APSTAR VI are expected to be US$240 million. In addition, the Company expects that it will make substantial capital expenditures in connection therewith and with respect to future satellite projects over the coming years. APT may also need to make additional capital expenditures for Phase II of the Satellite Control Center for additional TT&C facilities related to future satellite projects.

     On December 16, 2002, APT entered into a US$240 million secured term loan facility (the “Loan Facility”), which is secured by the assignment of the construction, launching, and related equipment contracts relating to APSTAR V and APSTAR VI under construction and their related insurance claim proceeds, assignment of all present and fixed charges over certain bank accounts which will hold receipts of transponder income and termination payments under construction, launching and related equipment contracts.

     The Loan Facility is divided into three tranches. Tranche A for APSTAR V is for up to US$100 million and will mature on the earlier of December 31, 2009 or the sixth anniversary of the commencement of commercial operations of APSTAR V. Tranche B for APSTAR VI is for up to US$120 million and will mature on the earlier of March 31, 2011 or the sixth anniversary of the commencement of commercial operations of APSTAR VI. Tranche C for APSTAR VI back up, which is for up to US$40 million, will be available beginning July 1, 2004 and will mature on the earlier of June 30, 2012 or the sixth anniversary of the commencement of commercial operations of APSTAR VI. The Loan Agreement further provides that the aggregate amount under tranche A and tranche B may not exceed US$200 million and the total aggregate amount under three tranches may not exceed US$240 million. As of December 31, 2002, the aggregate outstanding borrowing amount under the Loan Facility was US$21 million.

     The Loan Facility contains financial covenants, including maintenance of collateral coverage ratio, minimum net worth and minimum EBITDA. The Loan Facility also contains customary limitations, including those on dividend, investments, capital expenditures, change of controlling shareholders, creating liens and transactions with affiliates. No assurance can be given that APT will be able to meet any financial performance covenant.

     The actual amount of any capital expenditures may vary as a result of a variety of factors, including cost overruns, delays or other unanticipated expenditures. The Company expects that APT will fund such capital expenditures with the Loan Facility, operating cash flow and the Company’s existing internal resources. While the Company believes that such sources will be sufficient to fund APT’s planned expenditures, there can be no assurance that this will be the case.

     Restrictions on Real Property Use

     APT Telecom, a jointly controlled entity of the Company, entered into the APT Telecom Lease on March 12, 2001 for the lease of a piece of land known as The Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extension Thereto of approximately 6,903.29 square meters (equivalent to 74,309 square feet) (Site 3A) adjacent to the Satellite Control Center for the development of a an integrated telepark (the “Telepark”) for telecommunication services. Pursuant to the APT Telecom Lease, APT Telecom has committed to completing the construction of the Telepark and commencing operations within, respectively, 24 and 30 months of March 12, 2001. APT Telecom is required under the APT Telecom Lease to make additional capital expenditures of not less than HK$200 million with respect to the development of this property. The construction of the Telepark is expected to be completed in the third quarter of 2003.

     APT entered into the Second Supplemental Agreement on March 12, 2001 for the lease of property known as Subsection 3 of Section E of Tai Po Town Lot No. 13 and Extensions Thereto of approximately 2,016 square meters (equivalent to 21,701 square feet) adjacent to the Satellite Control Center (Site 3B), which was then merged with the lands leased under the Lease Agreement, the occupied land (Site 1) for the TT&C facility and the adjacent land (Site 2), where Phase II of the Satellite Control Center is located, in order to manage the additional needs for the operation and control of APSTAR V and APSTAR VI, as well as the provision of broadcasting and telecommunication services. APT has committed to completing the construction and commencing operations on the new site within 24 and 30 months, respectively, of March 12, 2001. The Second Supplemental Agreement required APT Telecom to make additional capital expenditures of not less than HK$100 million with respect to the development of this property. APT completed the construction of the Satellite Control Center Phase II and obtained the occupation permit with respect to the property on February 2, 2002.

     APT entered into the Fifth Modification of Lease and Fifth Modification Proposal in April 2002 according to which APT is allowed to extend its services to broadcasting transmission services and telecommunication services, including Internet data centers, telepark services and other telecommunication facilities and services.

     Pursuant to the APT Telecom Lease and the Second Supplemental Agreement, each of APT Telecom and APT has procured Bank of China (Hong Kong) Limited to provide two bank guarantees in the respective amounts of HK$1,330,000 (for Site 3A mentioned above) and HK$670,000 (for Site 3B mentioned above) in favor of the Science and Technology Parks Corporation, enforceable by the Science and Technology Parks Corporation against Bank of China (Hong Kong) in the event of either company’s failure to perform or comply with its respective obligations and undertakings on the above-mentioned development schedules and capital expenditures commitments. The bank guarantees will expire on March 5, 2004.

     Dependence on Key Customers

     Revenues from the Company’s five largest customers for the years ended December 31, 2000, 2001, and 2002 were HK$254.6 million, HK$207.5 million, and HK$198.9 million (US$25.5 million), respectively, which represented 74.6%, 55.5%, and 56.6%, respectively, of total revenues. Revenues from the Company’s largest customer represented 35.7%, 29.0%, and 22.9%, respectively, of total revenues during such periods. The Company’s results of operations could be materially and adversely affect by the loss of one or more of its key customers.

Political and Economic Risks

     Substantially all of the Company’s revenues are derived from its operations conducted in the Asia-Pacific region, including the PRC and Hong Kong. As a result, the Company’s results of operations and financial condition may be influenced by the political situation in the PRC, Hong Kong and elsewhere in the Asia-Pacific region and by the general state of the various Asian economies. For the years ended December 31, 2000, 2001 and 2002, approximately 77.3%, 72.2%, and 72.5%, respectively, of the Company’s revenues were derived from customers based in the PRC. In addition, due to the geographic coverage of the Company’s satellites, the most significant market for the Company’s customers (whether or not such customers are based in the PRC) has been, and is expected to continue to be, the PRC.

     The PRC

     The economy of the PRC differs from the economies of most countries belonging to the Organization for Economic Co-operation and Development in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. For over 50 years, the economy of the PRC has been a planned economy subject to five-year state plans adopted by central PRC government authorities and implemented, to a large extent, by provincial and local authorities, which set production and development targets. Although the majority of productive assets in the PRC are still owned by the government, in the past several years emphasis has been placed on decentralization and the utilization of market mechanisms in the development of the PRC economy.

     Since the late 1970s, the PRC government has been reforming its economic systems. Many of the reforms are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors could also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on the operations of the Company and its PRC customers. The Company and its PRC customers may be adversely affected by changes in the PRC’s political, economic and social conditions and by changes in policies of the PRC government, such as changes in laws and regulations (or the interpretation thereof), measures which may be introduced to control inflation or imposition of additional restrictions on currency conversion.

     Subsequent to the accession of the PRC into the World Trade Organization in November 2001, there has been no immediate adverse impact on the satellite industry in the PRC market. However, its long-term implications are uncertain.

     The PRC government has mandated that foreign satellite channels must distribute their channels in the PRC using a unified satellite platform different from the APSTAR System. The implications of this requirement are not yet certain, but since over 70% of APT’s revenue is derived from China, an adverse impact on APT’s business cannot be ruled out.

     Most of the payments under the Company’s transponder lease agreements are required to be made in US Dollars. The PRC currently has extensive foreign exchange controls. The ability of the Company’s PRC customers to convert Renminbi (the currency of the PRC) into foreign currency and to purchase foreign currency is subject to various PRC laws and regulations. There can be no assurance that in the future the PRC’s foreign exchange controls will not adversely affect the ability of the Company’s PRC customers to make payments to the Company in US Dollars.

Item 4. Information on the Company

History and Development of the Company

     APT Satellite Holdings Limited (the “Company” or “APT Holdings”) is a Bermuda company incorporated on October 17, 1996 with its principal place of business at Rooms 3111-3112, 31st Floor, One Pacific Place, 88 Queensway, Hong Kong (Telephone: 852 2526-2281). The Company’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda. APT is a Hong Kong company and a wholly-owned indirect subsidiary of the Company. References herein to the “Company” include APT Holdings and its subsidiaries, except where the context otherwise requires.

Business Overview

     The Company, through its subsidiary, APT, is a leading provider of high quality satellite services throughout the PRC and elsewhere in the Asia-Pacific region. The Company’s customers include many prominent international broadcasters (including Disney, HBO, Sony Pictures Entertainment, Hallmark Entertainment, Galaxy MCI Worldcom, and Viacom), as well as prominent PRC, Taiwan and Hong Kong broadcasters (including CCTV, One Leader, and i-Cable). The Company’s strategy is to serve as a preferred operator for these and other international and PRC, Taiwan, and Hong Kong broadcasters. The Company also provides telecommunications services to, among others, the China Telecom Corp. and China United Telecommunications Corp. (“China Unicom”), the two main telecommunication service providers in China.

     APT’s first satellite, APSTAR I, was launched in July 1994 and commenced commercial service on September 15, 1994. APSTAR IA was launched in July 1996 and commenced commercial service on September 1, 1996. As at December 31, 2002, the utilization rates of APSTAR I and APSTAR IA were 55.6% and 65.7%, respectively (in 2001, the utilization rates of these satellites were 59.0% and 66.3%, respectively)

     The Company launched a third satellite, APSTAR IIR, in October 1997, and it commenced commercial service on January 1, 1998 for the provision of high quality and high power transponder capacity in the Asia-Pacific region. Moreover, APSTAR IIR provides a wider coverage and higher power in comparison to APSTAR I and APSTAR IA.

     On August 18, 1999, APT entered into a lease agreement with Loral Asia Pacific Satellite (HK) Ltd. (“Loral Asia”), a wholly-owned subsidiary of the US company Loral Space and Communications Limited, for the lease of 43 of the 44 transponders of APSTAR IIR. According to the agreement, Loral Asia is entitled to use the capacities of these transponders until their service spans expire. The lease price was approximately US$298 million, payable by eighteen installments in United States dollars within four years. Loral Asia later proposed to advance the date of payment and, as a result, the lease price was revised to approximately US$273 million, payable in three installments, with the last installment of approximately US$181 million paid on March 27, 2000. According to the lease agreement and all relevant operating licenses, APT is responsible for the operational control of the satellite under the satellite service agreement with Loral Asia. According to the satellite service agreement, operational control services will be provided by APT until the end of the operational life of the satellite, unless these services are earlier terminated by Loral Asia. As of December 31, 2002, 100% of the transponders’ capacities of APSTAR IIR was leased.

     In order to take advantage of the demand in the PRC and elsewhere in Asia for varied television programming with superior picture and sound quality, the Company has commissioned to launch a high power satellite, APSTAR V, in the third quarter of 2003. APSTAR V is intended to satisfy demand in both Asia and Australia for transponder capacity. It is also intended to further expand the APSTAR System as APSTAR I approaches the end of its expected operational life. In December 2001, the Company also commissioned APSTAR VI to serve as the backup to APSTAR V as well as the replacement satellite of APSTAR IA.

     On April 11, 2003, APT and SingTel (also referred hereafter as the “Lessee”) entered into a new lease agreement (the “New Agreement”), which supercedes the original lease agreement with SingTel on January 8, 2001, for the lease of 15 C-band transponders out of the total of 38 C-band and 16 Ku-band transponders of APSTAR V at an aggregate lease price of approximately US$112 million. Under the New Agreement, SingTel will lease six, instead of 15, of APSTAR V’s transponders of through its expected operational life, expected to be not less than 13 years, and at the fixed aggregate lease price for the six transponders will be US$33,657,000 (approximately HK$262.5 million). Under the New Agreement, APT also granted SingTel the right to lease up to five additional transponders upon the written request of SingTel made within three years from the date APSTAR V commences operation at a fixed aggregate lease price of US$22,157,525 (approximately HK$172.8 million). Subject to the provisions of the new lease agreement, the maximum amount of the lease price for 11 transponders payable to APT will be US$55,814,525 (approximately HK$435.4 million).

     Subject to the provisions of the New Agreement, APT has also agreed to provide operational and maintenance services to the Lessee through APSTAR V’s useful life for the annual management fee which will cover all costs associated with operations and management of the transponders as well as tracking, telemetry and command services, and all necessary insurance including in-orbit insurance and third-party liability insurance and maintenance. The fixed aggregate value of the management fees for the six transponders amounts to US$16,289,000 (approximately HK$127.1 million); the annual amounts of the management fees will range from US$846,000 (approximately HK$6.6 million) to US$1,413,000 (approximately HK$11.0 million). If the Lessee exercises its rights to lease five additional transponders, the fixed aggregate amount of the management fees for those additional transponders will amount to US$13,574,167 (approximately HK$105.9 million).

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

     The Company’s broadcasting customers generated approximately 52.8%, 47.8% and 49.0%, and telecommunications customers generated approximately 43.8%, 49.9% and 46.4% of the Company’s total revenues for the years ended December 31, 2000, 2001 and 2002, respectively, with the remaining revenues in those periods having been derived from the provision of services in respect of satellite television uplink, telemetry, tracking and control and marketing services for APSTAR IIR customers. In the years ended December 31, 2000, 2001 and 2002, approximately 77.3%, 72.2% and 72.5%, respectively, of the Company’s revenues were derived from customers in the PRC.

Satellite Telecommunication and Broadcasting Services

     In order to fully tap the business potential arising from the telecommunications field in the Asia Pacific region, including the PRC, APT Satellite TV Development Limited (“APT TV”) (formerly known as APT Satellite Glory Limited) formed a jointly controlled entity, APT Satellite Telecommunications Limited (“APT Telecom”), with SingaSat, a wholly-owned subsidiary of SingTel. APT TV and SingaSat hold ownership interests in APT Telecom, respectively, of 55% and 45%. APT Telecom was incorporated on February 9, 2000 to provide telecommunication services such as external satellite-based fixed telecommunication network services (“FTNS”) under the FTNS license issued by OFTA on June 19, 2000. These FTNS include VSAT, wholesale telecommunication and Internet POP gateway services, which were rolled-out in the fourth quarter of 2000. In addition, APT Telecom was granted a cable-based external FTNS license at the end of 2000 and has made investments in telecommunications infrastructure projects through APT Telecom for providing comprehensive telecommunications services including investments in submarine cable capacities, APCN2 and C2C as well as the development of the Telepark. The Telepark is planned to be adjacent to the Company’s Satellite Control Center, with a site area of 74,000 square feet, and total floor area of 180,000 square feet, including a data center of approximately 120,000 square feet. The Telepark as planned will provide customers a one-stop service for various kinds of advanced telecommunications services through satellite and cable, as well as linking the Asia Pacific region, including the PRC, to North America and Europe. The Company believes that the Telepark will further develop the Company’s telecommunications business and generate new profit sources. APT Telecom plans to provide facilities-management and high-technology telecommunication services as well. The total investment by APT Telecom for the development of the Telepark amounts to approximately HK$400 million, HK$200 million of which APT Telecom has committed to invest over a 30-month period, beginning March 2001. In an effort to rationalize the corporate structure and in line with corporate strategic development, on June 12, 2003, APT TV transferred, all of its interests in APT Telecom to Skywork Corporation, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of the Company.

     APT TV established a satellite TV broadcasting platform based on the Satellite Television Uplink and Downlink License granted by the Government of HKSAR in 1999. During the first half of 2002, APT increased investments in uplinks and downlinks, and TV-program transmission and broadcasting facilities. As a result, APT TV’s program-transmission capacity was increased to 18 channels to accommodate the future demand for satellite TV program services, enhancing the capacity of the APT TV’s satellite TV broadcasting platform and further developing the Company’s satellite broadcasting business.

     Furthermore, in April 2002, APT TV established an associate venture with Eurosport, Societe Anonyme (“Eurosport”). Through this association, APT TV and Eurosport have been providing the Chinese market with satellite TV broadcasting services, and commenced operation of the first sports news channel in the PRC in July 2002. In December 2002, the associate venture signed an agreement with China International TV Corporation and obtained a permit for limited broadcasting in PRC. This project is in line with the Group’s overall strategy to further develop its satellite TV platform and increase the Group’s overall revenue in the future.

     In April 2002, the Group acquired an additional 20% interest in CTIA VSAT Network Limited (“CTIA”), in which it previously had a 40% ownership interest. CTIA indirectly owns 21% of a Chinese company that provides data broadcasting services for the Chinese market, Beijing Zhong Guang Xin Da Data Broadcast Technology Co, Ltd. (“Beijing Zhong Guang Xin Da”). After the acquisition, the Company indirectly holds a 12.6% effective interest in Beijing Zhong Guang Xin Da. The Company’s acquisition of an additional ownership interest in CTIA is in line with its strategic development plan of shifting towards end-users in the value-chain of the telecommunications and broadcasting businesses.

Industry and Market Overview

     Satellites

     The global communications market for video, data and voice transmissions is served primarily through terrestrial and submarine optical fiber and coaxial cable, microwave systems and satellites.

     Optical fiber is well suited for relaying large amounts of bulk traffic, such as long-distance telephone calls between major geographic locations, for example, from New York to London. Bulk traffic is transmitted by submarine optical fiber which is then passed on, usually by fiber, to its final destination. Ground-based microwave systems disseminate signals in the form of radio waves from an antenna on top of a building or a transmission tower. Microwave systems are well suited for use by local television stations and cellular telephone systems because the reach of the transmission signal typically is limited to one discrete area. Microwave systems are not suitable for long distance communication or broadcasting, since transmission over long distances requires the construction of a number of microwave relay stations to relay a signal, and repeated transmission can distort a signal. Satellite systems require only two stations to cover long distances, one uplink station and one downlink station. Most importantly, satellites can provide point to multipoint transmissions while simultaneously transmitting signals over the entire region covered within the satellite’s footprint.

     Satellite systems generally operate in three main orbits – low-earth orbit (“LEO”), mid-earth orbit (“MEO”) and geostationary orbit (“GEO”). LEO systems operate in orbits at distances of from between just a few hundred miles up to 1,000 miles from earth, whereas MEO systems operate from 1,000 up to 20,000 miles from earth, although they will typically be in the range of 6,000 to 15,000 miles high. Satellites in these systems are not geostationary, that is, they do not constantly overlook the same area on earth. The inability to cover the same area on earth continuously makes these systems impractical for broadcasting and traditional telecommunications usage. In general, LEO and MEO systems comprise of a series of satellites that are used commercially primarily for mobile satellite services. By contrast, GEO satellites, such as APSTAR I, APSTAR IA and APSTAR IIR, are located in orbit approximately 22,300 miles above earth and can blanket large geographic areas with signal coverage.

     GEO satellites can be accessed through an uplink station virtually anywhere within the satellite’s footprint. With broad coverage capability, GEO satellites have commonly been used for (i) television broadcasting, principally to cable operators for redistribution and also to households equipped with direct reception antennae as well as for supplementary terrestrial transmission networks in remote areas, (ii) international and domestic trunk telephony complementing optical fiber and coaxial cable and microwave backbone networks and (iii) business services, principally for voice, data and video transmissions to private networks such as VSAT networks and program exchanges between television broadcasters, including satellite news gathering.

     Communications satellites typically are evaluated on (i) their coverage area or “footprint”, (ii) the quality of the signal transmitted to the coverage area and (iii) the availability of the transponders. Footprint is a measurement of the breadth of a satellite’s coverage. A key measurement of signal quality is the intensity of transmission power in the coverage area. Higher power signal enables a customer to use smaller, lower-cost antennae on the ground. Availability is determined by considering a satellite’s operational “lifetime” as well as the number of transponders capable of providing service. The Company considers all three factors in determining whether a particular satellite is appropriate for its needs.

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

     Direct-to-home television did not become commercially viable until recently because available satellite technology did not have the power to transmit to receivers and digital compression technology had not been adequately developed. Today, DBS provides an efficient point-to-multipoint delivery of video and audio transmissions. The advent of high-powered satellites allows for dishes as small as 18 inches and digital compression technology permits the broadcast of up to 10 channels of programming per transponder. In the United States, Europe and Japan, DBS operators have had success in penetrating their respective markets.

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

Broadcasting and Telecommunications Markets in Asia

     Increased Distribution of Television Programming

     Until the recent financial crisis and general economic downturn, the television market in Asia had been experiencing significant growth, both in terms of the number of broadcasters creating programming and the number of channels available to viewers. In particular, the number of television broadcast networks has grown substantially since 1991. International television programmers have been seeking to provide entertainment in Asia. Satellites are ideally suited for broadcasting to international, regional, and national audiences and for delivering television programming to cable operators or microwave transmission stations for local redistribution.

     The television markets in Asia are not uniform, and among the nations of Asia, there are numerous regional differences in language, culture, and ideology as well as in income levels and income distribution. Programmers who wish to take full advantage of the entire Asian television market must tailor their programming to be responsive to these regional differences. Access to satellite transponder capacity from satellite operators provides opportunities to television broadcasters to tailor programming for particular audiences. The Company believes that this will stimulate demand for transponder capacity on its satellites.

     Liberalization of the Television and Telecommunications Industries

     Liberalization of the television industry in a number of countries in Asia has increased the portion of programming on satellites that is broadcast by private television networks and programmers which complement or compete with state-owned or state-sponsored broadcasters.

     Most countries in Asia have been liberalizing their telecommunications markets to some degree or another in order to permit private service providers, in addition to the traditional state-sponsored telephone monopolies, to provide facilities and services. The PRC has begun to liberalize its telecommunications markets by breaking the monopoly status of China Telecom as the country’s sole telecommunications services provider and by allowing limited numbers of domestic service providers in various service areas (such as mobile services, internet telephony and other services). New telecommunications service providers stimulate demand for satellite capacity such as that offered by the Company.

     Continuing Technological Advancements

     The Company believes that technological advances will increase information carrying capacity and reduce transmission and equipment costs which may, in turn, stimulate demand for satellite communications services. Such advances include the following:

     High-powered Satellites. The latest generation of satellites, such as APSTAR IIR, generally has more power than satellites launched in the 1980s. These new satellites can deliver improved quality signals to antennae that are generally smaller and less expensive (and are therefore more convenient for private and commercial use) and can cover a larger area than those used with earlier-generation satellites. The increasing use of these smaller, less expensive antennae is expanding the markets for public and private communications networks and video distribution services.

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

     Digital video compression technology may also in the future facilitate the introduction of HDTV. Digital video compression technology is expected to permit HDTV signal with superior picture quality to use an amount of bandwidth comparable to that used by a current analog channel with a far inferior image since analog form typically consumes large amounts of bandwidth.

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

     Growth of Information Services Markets

     The Company believes that the market in Asia for information services still has the potential to grow, both in terms of the numbers of providers and users of such services and the types of services available. Satellite distribution is ideally suited for the provision of information services supplied by global service providers.

Customers and Services

     For the years ended December 31, 2000, 2001 and 2002, the Company’s revenues were derived from the following businesses:

	Year Ended December 31,

	2000	2001	2002

Broadcasting	52.8%	47.8%	49.0%
Telecommunications	43.8%	49.9%	46.4%
Service Income	3.4%	2.3%	4.6%

     Revenues from the Company’s five largest customers for the years ended December 31, 2000, 2001 and 2002 were HK$254.6 million, HK$207.5 million and HK$198.9 million (US$25.5 million) respectively, which represented 74.6%, 55.5% and 56.6% respectively, of total revenues. Revenues from the Company’s largest customer represented 35.7%, 29.0% and 22.9%, respectively, of total revenues during such periods.

     Broadcasting

     Local, national and international broadcasters use satellite transponder capacity for (i) television programming distribution, (ii) contribution or “backhaul” operations (the transmission of video feeds from one location to another) and (iii) ad hoc or “spot” services such as the transmission of special events and live news reports from the scene of the event. At present, most of APT’s broadcasting customers lease transponder capacity for distributing programming to television stations, local cable operators and master antenna systems.

     On July 6, 1999, the Company was granted the Satellite Television Uplink and Downlink License (the “STVUD License”) by the HKSAR government. According to the STVUD License, the Company is able to use the newly acquired uplink platform and downlink system, together with certain encryption and digital compression technologies, to provide satellite television uplink and downlink services through the Company’s APSTAR I, APSTAR IA and APSTAR IIR satellites.

     Television Programming Distribution. The Company’s strategy is to position the APSTAR System as a preferred provider of satellite capacity covering the PRC and the Asia-Pacific region. This strategy has been implemented by targeting both international and domestic broadcasters as customers for services on the APSTAR System.

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

     For domestic Asian broadcasters, the APSTAR System offers the ability to create national networks where, due to difficult terrain and the high costs of building the required infrastructure, none was possible before. For example, China Broadcast Film Television Satellite Co. Ltd. uses capacity on APSTAR IA to distribute a variety of CCTV channels, its national television network, to audiences throughout the PRC, including remote areas.

     The APSTAR System also offers a number of other benefits for domestic broadcasters. By using one of the satellites in the APSTAR System, domestic broadcasters may, for example, purchase certain segments of an international programmer’s feed using the same satellite for broadcast as part of their own programming, without incurring the cost of adding a separate earth station to receive the international programmer’s segments. In addition, domestic broadcasters can sell their own programming regionally or internationally because the APSTAR System allows them to use the same transmission antennae to relay their programming internationally as well as domestically to others using the same satellite. Local cable and television station operators also benefit from using the APSTAR System for television programming distribution because they need only one earth station pointed at an APSTAR satellite to receive programming from both domestic and regional broadcasters using the same satellite.

     The following chart lists APT’s typical broadcasting customers and the nature of their programming:

Customer	Programming

China Central Television (“CCTV”)	National television in the PRC including CCTV-1 to 12, CCTV News except CCTV-4 and CCTV-9,

China Education Television (“CETV”)	Educational television in the PRC

China Broadcasting Film Television	Provincial television in the PRC, including
Satellite Co., Ltd. (“CBFTV”)	Yunnan, Xinjiang, Tibet and Hunnan

One Leader Communication Inc. (“One Leader”)*	Financial news, general entertainment in Taiwan

Hallmark Entertainment*	Movies and special events

HBO*	Movies and special events

Sony Picture*	Movies and special events

Galaxy (TVB)*	Movies and special events

Viacom International Inc. (“Viacom”)	Music videos and entertainment (MTV)

*	Customers who are using APSTAR IIR transponder capacities.

     Backhaul Services. Broadcasters can use satellite capacity for “backhaul” operations, such as transporting programming from a broadcaster’s foreign news bureau to its broadcast center for simultaneous or later transmission.

     Ad Hoc Services. Broadcasters can also use satellites to transmit coverage of live scheduled special events to programmers on a short-term ad hoc basis as well as to relay live news coverage, short duration video feeds and syndicated programming for broadcasters on a scheduled or ad hoc basis.

     Telecommunications

     The Company’s telecommunications services include the provision of transponder capacity for private communications networks for data and voice communications and the provision of PSTN carrier services to telephone companies and other communications service providers in Asia.

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

     Carrier services. A portion of the Company’s revenues in the telecommunications market is derived from the provision of satellite capacity to domestic and regional communications carriers in Asia, including telephone companies in the PRC that use the capacity as part of their communications network on a national or international basis.

     China Telecom currently leases transponders on APSTAR I and APSTAR IA to provide carrier services in the PRC, and ChinaSat currently leases transponders on APSTAR I. In addition, China Unicom leases transponder on APSTAR IA to provide carrier services in the PRC.

     Service Income

     On August 18, 1999, APT entered into a marketing services agreement and satellite services agreement with Loral Asia. Under the marketing services agreement, Loral Asia engaged APT as an independent contractor, on a non-exclusive basis, solely in the China market including Hong Kong for certain marketing and sales activities in respect of the leasing of transponder capacity of APSTAR IIR. In consideration of the services provided, APT received from Loral Asia a non-refundable monthly retainer fee and a commission based on gross lease fee derived by Loral Asia from contracts executed between Loral Asia and customers of APSTAR IIR who were identified and referred to Loral Asia by APT. This agreement had an initial term of five years to be automatically renewed for another year thereafter. Effective from February 25, 2001, the marketing services agreement was amended so that payment would be solely commission-based.

     Under the satellite services agreement, APT provides the necessary satellite control services for APSTAR IIR to Loral Asia. This agreement will continue throughout the useful life of APSTAR IIR unless terminated by Loral Asia with at least 120 days’ prior written notice. In consideration of the services provided, APT receives a payment of approximately US$1 million per year from Loral Asia.

     Transponder Lease Agreements

     The Company’s typical transponder lease agreement allows for lease of the capacity of a transponder, either in whole or in part, on the APSTAR System. These agreements require service fees to be paid in advance and provide for renewal options. All of APT’s transponder lease agreements require payment of all amounts due in US dollars. Generally, upon a fixed number of months’ notice, a customer may terminate its transponder lease agreement without cause. In such a case, however, the customer is obligated to pay to APT specified liquidated damages based on the terms of the transponder lease agreement. In addition, the transponder lease agreements, in general, provide for a specified reduction in the service fees if transponder service is interrupted for reasons not caused by the customer or beyond the control of APT (such as mechanical transponder failure). If such service interruptions continue without correction (usually for a period of 30 days) and APT is unable to provide a suitable alternative capacity within an agreed period thereafter, the customer is entitled to terminate the transponder lease agreement without further obligation to APT. Under the terms of the transponder lease agreements, APT is not liable for the lost profits or other indirect or consequential damages of its customers.

     APT has also entered into several transponder lease agreements under which its customers have obtained the right to use transponder capacity on APSTAR I or APSTAR IIR for the life of the transponder. Most of the commercial terms of such transponder lease agreements are substantially the same as those found in the typical transponder lease agreements, except that payment for the entire period of use is to be completed by the end of the second year of the term of the agreement and APT provides a limited warranty for a period of 60 months for APSTAR I and a limited warranty for a period of 96 months in the case of one transponder on APSTAR IIR commencing on the date the transponder is made available for the customer’s use. There is no warranty period for the 43 out of 44 of the transponders on APSTAR IIR that are leased to Loral Asia.

     Direct Broadcast Satellites

     DBS service allows for the transmission of television programming directly to homes through the use by the consumer of relatively inexpensive 18-inch dishes. DBS services can provide more varied television programming with picture and sound quality superior to that of current analog cable or terrestrial television services. The Company has conducted a preliminary feasibility study with respect to the provision of DBS services in the PRC.

     DBS services are not currently available in the PRC and the private ownership of antennas is currently prohibited by the PRC government, although certain tourist grade hotels and apartments and other specified entities are permitted to operate dishes upon application to the relevant authorities. Since television is a highly regulated industry in the PRC, the provision of DBS services by the Company will require a number of regulatory approvals. There can be no assurance that the Company will be able to obtain all the approvals necessary for it to provide DBS services in the PRC.

     Sales and Marketing

     Marketing activities include customer visits, trade advertising, and presentations at industry conferences. APT’s current sales and marketing efforts are focused on obtaining customers for unused or underutilized transponder capacity on APSTAR satellites. APT’s sales and marketing staff maintain regular contact with customers even after they have decided to lease transponder capacity in order to ensure continuing customer satisfaction.

Operation of the APSTAR System

     The APSTAR System is an integrated satellite system that covers more than 100 countries from Japan to South Africa and from Germany to Australia, encompassing approximately 75% of the world’s population.

     The APSTAR System is the product of an extensive strategic planning process. This planning has been both internal to APT, such as the analysis and evaluation of satellite make-up, platform choice and launch vehicle choice, and external, in the sense of designing the APSTAR System to meet the practical and strategic needs of its customers.

     The APSTAR System offers its customers the ability to relocate from one satellite to another for strategic reasons of their own (e.g., from APSTAR I to APSTAR IA). The compatibility of the satellites in the APSTAR System also permits APT to move customers’ programming from one transponder to another, intra-satellite, or from one satellite to another, for technical reasons or to ensure continuity of service in the event of any difficulties.

     The APSTAR System is structured to provide flexibility for customers, which is a benefit that the Company believes, is attractive to customers and provides APT with a competitive advantage. Intra-satellite back-up capacity is manifested by the preemptible transponders located on APSTAR IA. These transponders are intended, in the ordinary course, to be leased to customers on a preemptible basis (at reduced cost), under the understanding that the customers’ use will be pre-empted if the transponder is needed by another customer as a result of a technical problem.

     Additional back-up capacity will also be available to APSTAR System customers on an inter-satellite basis. Preemptible transponder capacity on APSTAR IA enables customers on such satellite, and also on APSTAR I, to be “re-routed” on an as-needed basis to another satellite. Similar back-up capacity is available not only from satellite to satellite, but also from use to use.

     The Company’s TT&C facility, which enables the Company to monitor the status of its satellites and respond to the technical demands of its customers, is an important part of the APSTAR System. See “Satellite Control Center.”

SUMMARY OF SATELLITE DATA

Total APSTAR
	APSTAR I	APSTAR IA	APSTAR IIR	SYSTEM

Region covered	North and Southeast Asia	North and Southeast Asia and India	Europe, Asia, Middle East, Africa	Europe, Asia, Middle East and Africa

Status	Operational	Operational	Operational

Model	HS 376	HS 376	FS 1300

Manufacturers	Hughes	Hughes	SS/Loral

Transponders
Ku-band			15@54 MHz	16 Ku-band
1@36MHz
C-band	4@72 MHz	4@72 MHz	27@36 MHz	76 C-band
	20@36 MHz	20@36 MHz	1@30MHz

Usable bandwidth	1,008 MHz	1,008 MHz	1,848MHz	3,864 MHz

Output power
Ku-band			16@110 Watts
C-band	24@15 Watts	24@16 Watts	28@60 Watts

Total output power	360 Watts	384 Watts	3,440 Watts	4,184 Watts

Expected end of operational life	2004	2006	2013

Approximate percentage of world population covered by the APSTAR System	-	-	-	75%

     APSTAR Satellites

APSTAR I

     APSTAR I, a Hughes HS-376 model satellite, was launched in July 1994 by a Long March 3 launch vehicle from Xichang in the PRC. APSTAR I was placed into a geostationary orbit at 138 degrees East and has a footprint that covers the PRC, Japan and Southeast Asia, reaching as far south as Papua New Guinea and Indonesia. The total cost for the construction and launch of APSTAR I, including launch insurance, ground facilities, related expenses and capitalized interest, was approximately US$132.4 million, which was financed through a combination of shareholders’ loans and a syndicated term loan. On May 31, 2001, the Company fully repaid the amount outstanding under the syndicated term loan.

     APSTAR I started commercial operations on September 15, 1994. It has an expected operational life of about 10 years. To date, APSTAR I has not experienced any anomalies that have affected its operation.

     APSTAR I carries 24 C-band transponders, 20 of which have a bandwidth of 36MHz (suitable for television broadcasting and telecommunications purposes) and four of which have a bandwidth of 72MHz (suitable for telecommunications purposes). The transponders have a maximum EIRP value of 38.5dBW.

     As of December 31, 2002, of the 24 available transponders, approximately 55.6% of the transponders’ capacities were utilized. The Company’s broadcasting customers on APSTAR I include Viacom. The Company’s telecommunications customers include ChinaSat, Singapore Telecom, Reach Networks Hong Kong Limited and Pacific Asia Commerce and Technology (CI) Limited.

     APSTAR I’s design life is expected to expire in mid-2004. The design life is the length of time that the satellites hardware is guaranteed by the manufacturer under normal operating conditions. As of December 31, 2002, the Company reviewed the estimated useful life (also known as operational life) of APSTAR I based on current engineering data and projects that the estimated useful life of APSTAR I will last at least until mid-2004. As APSTAR V is expected to be launched in the third quarter of 2003 to replace APSTAR I, the end of APSTAR I’s operational life is expected to occur in late 2003. After being replaced by APSTAR V, APSTAR I will be allocated to another orbital slot for the remainder of its useful life. See “Future Satellites” for further information on the replacement of APSTAR I.

APSTAR IA

     APSTAR IA, also a Hughes HS-376 satellite, was launched in July 1996 on a Long March 3 launch vehicle from Xichang into a geostationary orbit at 134 degrees East. The cost for the construction and launch of APSTAR IA, including launch insurance, ground facilities, related expenses and capitalized interest, was approximately US$128.6 million, which was financed through a combination of shareholders’ loans, a syndicated term loan and internally generated funds. As of December 23, 1996, the total amount due under the syndicated term loan was fully repaid using the proceeds from the Global Offering.

     APSTAR IA started commercial operations on September 1, 1996. Like APSTAR I, it has an expected operational life of at least 10 years. To date, APSTAR IA has not experienced any anomalies that have affected its operation.

     The specifications of APSTAR IA are virtually identical to those of APSTAR I, except that APSTAR IA provides enhanced coverage of India. As with APSTAR I, APSTAR IA carries 24 C-band transponders with a maximum EIRP value of 39dBW.

     As of December 31, 2002, of the 24 available transponders on APSTAR IA, approximately 65.7% of the transponders’ capacities were utilized. The Company’s broadcasting customers on APSTAR IA include the China Broadcasting Film Television Satellite Co., Ltd., CCTV and CETV. The Company’s telecommunications customers include China Telecom and China Unicom.

     APSTAR IA’s design life is expected to expire at the end of 2006. As of December 31, 2002, the Company reviewed the estimated useful life of APSTAR IA using current engineering data. The Company believes that the estimated operational life of APSTAR IA will not expire before the end of 2006. See “Future Satellites” herein below.

APSTAR IIR

     APSTAR IIR, an SS/Loral FS-1300 satellite, was successfully launched into its designated orbital slot at 76.5 degrees East on October 17, 1997. The total cost for construction and launch of APSTAR IIR, including launch insurance, ground facilities, related expenses and capitalized interest, was approximately US$233.5 million. APSTAR IIR commenced commercial operation on January 1, 1998.

     On August 18, 1999, APT entered into a lease agreement with Loral Asia for the lease of 43 out of the 44 transponders of APSTAR IIR. According to the agreement, Loral Asia is entitled to use the capacities of these transponders until their service span expires. The lease price was approximately US$298 million, payable by eighteen installments in US dollars within four years. Loral Asia later proposed to advance the date of payment and, as a result, the lease price was revised to approximately US$273 million, payable in three installments, with the last installment of approximately US$181 million paid on March 27, 2000. According to the lease agreement and all relevant operating licenses, APT continues to be the legal owner of APSTAR IIR and is responsible for the operational control of the satellite under the satellite service agreement with Loral Asia. As of December 31, 2002, all of the 44 available transponders on APSTAR IIR were leased.

     Future Satellites

     APSTAR V

     APT together with Space Systems/Loral, Inc., of the United States (“SS/Loral”), and China Great Wall Industry Corporation respectively signed the Procurement and the Launch Agreements of APSTAR V satellite on January 8, 2001, to confirm the commissioning of the satellite which will replace the APSTAR I as it would retire in the middle of 2004. On October 23, 2002, the launch services to be provided by China Great Wall Industry Corporation originally for APSTAR V were transferred to APSTAR VI. In March 2003, APT selected Sea Launch for the launch of APSTAR V. APSTAR V, a high powered satellite based on an FS 1300 model satellite manufactured by SS/Loral, will comprise 38 C-band and 16 Ku-band transponders and its expected operational life would be over 14 years. The satellite will be located at the geostationary orbital slot of 138 degrees East, and the footprints of C-band transponders will cover a majority of the Asian countries in the Asia Pacific region, including China, India, South East Asia, Australia, New Zealand, and the Hawaiian Islands in the United States for provision of high quality and reliable broadcasting and telecommunications services. The footprints of Ku-band transponders are spanning across China (Beam One), China and India (Beam Two).

     At present, satellite construction of APSTAR V has entered the final stage. APT will continue to monitor the progress of construction, which has remained on schedule. APSTAR V is scheduled for delivery in July 2003, and will be launched by Sea Launch Limited Partnership in the third quarter of 2003. APSTAR V involves a total project cost of approximately US$230 million, which has been funded by internal resources and bank loans.

     On September 20, 2002, APT entered into the APT-Loral Term Sheet and subsequently entered into a definitive agreement. Under the APT-Loral Term Sheet and the definitive agreement, Loral Orion agreed to participate in the development of APSTAR V by investing up to 50% of the capital necessary for the APSTAR V project on a pro rata basis in order to obtain rights to 27 transponders at a value of approximately US$115 million, which is 50% of the initial projected costs of approximately US$230 million for the construction, insuring and launch of APSTAR V. This amount will be adjusted to reflect 50% of the actual costs of construction, insuring and launch of APSTAR V, exclusive of the costs of certain function modifications required by Loral Orion, which will be borne solely by Loral Orion. Loral Orion will pay 25% of the project costs prior to launch of the satellite. The other 25% of the project costs will be paid to APT in four installments over a period of five years from the in-service date of APSTAR V. The amount of the installments making up the remaining balance range between US$10.7 million and US$17.1 million and no interest is payable on such amounts. Title to the transponders attributable to Loral Orion and 25% of the common portions of the satellite will pass to Loral Orion in installments corresponding to the payments made by it under the term sheet and the definitive agreement. As a result of discussions regarding a matter related to the launch vehicle, the parties have agreed to reduce the number of transponders attributable to Loral Orion from 27 to 25.

     APSTAR VI (formerly APSTAR VB)

     On December 11, 2001, APT entered into a Satellite Procurement Agreement with Alcatel chiefly for the design, construction, tests and delivery of APSTAR VI, at a fixed price of US$118 million. APSTAR VI, is scheduled to be launched on board the Long March 3B (“LM-3B”) launch vehicle of China Great Wall Industry Corporation (“Great Wall”) in late 2005. Total capital expenditures for the design, construction and launch of APSTAR VI are expected to be US$240 million. As APSTAR VI will be launched to replace APSTAR IA, the end of the operational life of APSTAR IA is currently expected to occur in early 2006. APSTAR VI is a high powered satellite and it is based on a SB-4100 C1 model satellite of Alcatel with 38 C-band and 12 Ku-band transponders. The footprints of its C-band will cover substantially all of the Asian countries in the Asia Pacific region including China, India, Southeast Asia, Australia, Hawaii, Guam, and the South Pacific Islands, whereas its Ku-band will cover China including Hong Kong, Macau and Taiwan and provide effective and reliable broadcasting and telecommunications services. In March 2002, Alcatel informed APT that it had received approval from the French government for the delivery APSTAR VI to the PRC for launching on board the LM-3B launch vehicle.

     APT believes that the procurement of APSTAR V and APSTAR VI are in line with the future development needs of APT’s satellite broadcasting and telecommunications businesses.

     Satellite for DBS services

     The PRC government has not yet determined whether the DBS services will be adopted or implemented in the China market. The necessary approvals for the implementation of DBS services have not yet been received and no assurance can be given as to whether such approvals will be obtained.

     Existing Orbital Slots

     APSTAR I and APSTAR IA are respectively utilizing certain designated C-band and part of extended C-band frequencies in the orbital slots at 138 degrees East and 134 degrees East. The right to use these frequencies at such orbital slots has been licensed to the Company by the Kingdom of Tonga (“Tonga”), through TongaSat, which has responsibility for the ITU coordination process for the orbital slots at 138 degrees East and 134 degrees East with respect to such orbital slots and the frequencies covered by the Company’s license. The license agreements for the orbital slots at 138 degrees East and 134 degrees East each cover a period of 10 years (approximately coterminous with the expected operational life of the satellite), after which Tonga has agreed for an additional period of 20 years not to offer the use of the C-band frequencies at 138 degrees East and 134 degrees East to a third party without first offering such use to the Company on the same terms and conditions as are offered to the third party. The Company is scheduled to discuss the renewal of the licensing of 138 degrees orbital slot for the use of the C-band frequency and Extended C-band frequencies, and the cooperation of Ku-band frequency with TongaSat in June 2003.

     APT has obtained a priority position in the ITU filing process for the use of the orbital slot located at 76.5 degrees East, where APSTAR IIR is currently positioned. The Company is still in the process of completing frequency coordination for this slot. The Company has filed to the ITU to upgrade its status from the coordination stage to final stage and is still awaiting the final result.

     Insurance

     APT maintains in-orbit insurance for APSTAR I, APSTAR IA and one transponder for APSTAR IIR. The Company is not aware of any reason why it will not be able to renew the existing insurance for APSTAR I, APSTAR IA and APSTAR IIR. The Company’s insurance policies have standard provisions and customary exclusions. For the years 2000, 2001 and 2002, the Company spent HK$12.7 million, HK$10.4 million, and HK$7.0 million (US$0.9 million), respectively, on in-orbit and third-party liability insurance.

     In-orbit Insurance. Satellite in-orbit insurance is purchased on an annual basis. Satellite in-orbit insurance premiums are less than 2% of the current book value for APSTAR I and APSTAR IA, and one transponder for APSTAR IIR. Such insurance provides protection only against the total loss, destruction or failure of the satellite. Total loss is defined as the loss of more than 50% and 65% of the satellite’s communications capacity for APSTAR I and APSTAR IA, and APSTAR IIR, respectively. In-orbit insurance only covers the book value of the satellite, rather than the replacement cost. The Company renewed its annual in-orbit insurance from January 28, 2003 for APSTAR I and APSTAR IA and December 4, 2002 for APSTAR IIR.

     Third-Party Liability Insurance. APT also maintains third-party liability insurance for all three satellites. Third-party liability insurance offers protection against liability to third parties for damage arising out of a particular launch and the operation of the satellite. APT has obtained satellite in-orbit third-party liability insurance for APSTAR I and APSTAR IA, and APSTAR IIR in an aggregate amount of US$150 million until June 30, 2002. The Company has been discussing with OFTA about obtaining a waiver that would exempt the APSTAR Systems from the requirement to maintain third-party liability insurance. As of the date of this Annual Report, no final determination from OFTA has been made.

     Satellite Control Center

     APT operates a 19,600 square foot Satellite Control Center on a 45,000 square foot property at the Tai Po Industrial Estate, Tai Po, Hong Kong. APT employs approximately 32 experienced satellite and communications specialists and engineers to control and monitor continuously APT’s satellites in a geostationary orbit. TT&C operations with the APT satellites are carried out at the Satellite Control Center.

     Once a satellite is placed at its orbital location, it is controlled by the TT&C facility on a 24-hour basis until the end of its in-orbit life. The Company’s engineers at the Satellite Control Center periodically correct each satellite’s attitude and conduct east-west and north-south station keeping maneuvers, thus ensuring that the Company’s satellites maintain their proper orientation and orbital position. In addition, commands from the Satellite Control Center can switch transponders in and out of service, control the charging and discharging of the batteries, activate back-up equipment and engage other control functions.

     The Satellite Control Center currently operates seven antennae and nine transmission facilities as well as associated equipment and facilities, such as radio frequency equipment, baseband units, ground monitoring systems, data processing systems and communication traffic monitoring systems. Each antenna is capable of controlling any of the Company’s satellites and is designed to withstand winds of up to 150 miles per hour. The Satellite Control Center maintains its own power generator and UPS to provide a continuous supply of electricity in the case of a power outage, and its air conditioning and ventilation systems back each other up.

     APT has leased one ISDN line and two data lines in order to provide a direct data and voice communications link between the Satellite Control Center and the Boeing mission control center in Los Angeles. If required, Boeing can quickly review and analyze the status of both APSTAR I and APSTAR IA in real time and assist APT personnel in taking corrective steps to control the satellites, including adjusting the geostationary orbit of both satellites. For APSTAR IIR, one ISDN line has been established between APT’s Satellite Control Center and SS/Loral’s mission control center in the USA.

     The Satellite Control Center currently has the capability to control and monitor the satellites of the APSTAR System. As additional satellites are brought into the APSTAR System, the Company will be required to expand its TT&C operations. In this regard, the Company has leased an approximately 40,000 square feet of land adjacent to the Satellite Control Center which can be used for the installation of additional antennae and related equipment or the construction of other types of TT&C facilities as the need arises. Pursuant to the Cancelled Agreement for Lease, APT had leased from the Science and Technology Parks Corporation property originally designated as The Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto of approximately 8,919.29 square meters (equivalent to 96,010 square feet) adjacent to its Tai Po Satellite Control Center site for a long term expiring on June 30, 2047 for part of the TT&C of APSTAR V and APSTAR VI, satellite television uplink and downlink services under the Satellite Television Uplink and Downlink License issued on July 6, 1999 and extended on January 1, 2000 and for telecommunication projects, including the provision of external satellite-based FTNS such as VSAT, Wholesale Telecom Services, and Internet POP Gateway under the external satellite-based FTNS license issued by OFTA on June 19, 2000. The Cancelled Agreement for Lease and other related documents were entered into by APT with the Science and Technology Parks Corporation on June 19, 2000.

     For the purpose of dividing the interest in the property originally designated as The Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto, between APT and APT Telecom, APT surrendered the property to the Science and Technology Parks Corporation on March 12, 2001 by the Deed of Cancellation and, in return, the Science and Technology Parks Corporation granted a lease of the majority of the property of 6,903.29 square meters (approximately 74,309 square feet) (Site 3A) (newly designated as the Remaining Portion of Section E of Tai Po Town List No. 13 and Extensions thereto) to APT Telecom for the development of the Telepark and the provision of “one-stop” telecommunications services. The Science and Technology Parks Corporation on the same date granted a lease of the remaining portion of the property of 2,016 square meters (approximately 21,701 square feet) (Site 3B) (newly designated as Subsection 3 of Section E of Tai Po Town Lot No. 13 and Extension thereto) to APT by the Second Supplemental Agreement and this property was merged with the originally leased lands, the occupied land (Site 1) and the unoccupied land (Site 2). In order to expand the operation and control infrastructure with respect to APSTAR V and APSTAR VI, the Company began the construction of Phase II of the Satellite Control Center (“Phase II”) for APSTAR V and APSTAR VI on Site 3B and Site 2 on January 9, 2001. Phase II, which will have a total floor area of approximately 58,000 square feet, was specially designed for providing TT&C, as well as accommodating three large satellite antennae for APSTAR V and APSTAR VI. It will also include a new data center (approximately 14,700 square feet) for telecommunications services. APT completed the construction of Phase II and obtained the occupation permit for the property in February 2002. The Satellite Control Center’s 14,700 square feet data center has begun commercial operation and generating revenue. In addition, the Company has completed the installation of satellite broadcasting facilities in the Satellite Control Center for the development of its satellite TV broadcasting platform.

     Customer Technical Qualifications and Support

     Before uplink communication by a customer’s equipment with a satellite is permitted, the Company ensures that each customer can meet the Company’s strict performance and operations specifications so that the customer’s equipment does not interfere with other customers on the same satellite or users of neighboring satellites. The Company’s engineers advise customers on any adjustments required to the customer’s equipment in order to minimize interference.

     The Company provides extensive technical support to its customers. It helps customers determine and evaluate their equipment configurations, carrier modulations, bandwidths and power requirements, design their networks and calculate link budgets.

     Additional Orbital Slots

     OFTA, on behalf of the PRC government, is responsible for the coordination of a number of orbital slots for APT including the orbital slot at 76.5 degrees East in which APSTAR IIR is located. The Company has renewed the application of the orbital slot at 89.5 degrees East. In addition, the Company has also applied for additional orbital slots at, 92.2 degrees East, 96 degrees East, 102.8 degrees East, 131.8 degrees East, 138 degrees East, 140 degrees East, and 142 degrees East.

     Employees

     Including the executive directors and senior management of the Company, as of December 31, 2002, the Company had 156 full-time employees, of which 30 employees were in management, 126 were in engineering and operations, marketing, accounting and administration. The significant increase in the number of full-time employees in 2002 was due to the consolidation of CTIA pursuant to the increase of the Company’s interest in CTIA from 40% to 60% during the year, whereby CTIA became a subsidiary of the Company. The directors of the Company will continue to closely monitor the number of employees, ensuring that the number is in line with the needs and corporate strategies of the APT Group. The Company believes that its relations with its employees are good. A majority of APT’s technical and engineering staff employed at the Satellite Control Center were originally seconded from affiliates of ChinaSat and China Aerospace.

     APT emphasizes the training of its technical personnel. During 2002, APT organized several different training programs for new employees and existing staff. The Company’s in-house training programs cover a broad spectrum of topics including theories, operational techniques, and new technological development in satellite telemetry and control, transponder management, satellite communications, TT&C equipment operation and computer systems. Further, a significant number of its engineers received training at either Boeing Satellite Systems (formerly known as Hughes Space and Communications Company) or SS/Loral in the United States for periods ranging from two weeks to a year or receive on-site training from Boeing Satellite Systems or SS/Loral in Hong Kong. APT also developed an in-house training program to train new personnel. In order to provide training opportunities for satellite controllers, APT purchased a Hughes HS-376 dynamic satellite simulator which simulates the in-orbit flight status of APSTAR I and APSTAR IA and ordered an SS/Loral dynamic satellite simulator for APSTAR IIR. The Company employs this satellite dynamic simulator and other equipment and facilities for its in-house training programs.

     The Company is also sending relevant staff members to receive training in digital TV broadcasting services at various vendors’ facilities in the United States. The Company also held digital TV broadcasting services training courses, in association with these vendors, for employees of its Satellite Control Center in Tai Po on site.

     In December 2000, the Company changed its then existing defined-contributory retirement benefits scheme to Mandatory Provident Fund (“MPF”). In compliance with the MPF Legislation regulated by the Mandatory Provident Fund Schemes Authority in Hong Kong, with effect from December 1, 2000, the Company is required to participate in the MPF Scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees.

     Share Option Scheme

     The Company adopted a new share option scheme (“Scheme 2002”) at its 2002 annual general meeting in response to new rules governing the listing of securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) that took effect in September 2001. New options granted by the Company after the adoption of Scheme 2002 will be grant only pursuant to such scheme. Since the adoption of Scheme 2002, no further options have been granted under the previous share option scheme, which was adopted on May 22, 2001 (“Scheme 2001”) which itself replaced the old Share Option Scheme (See Item 6 below for a more detailed description of the old Share Option Scheme.). All of the options granted on June 19, 2001, a total of 14,650,000 share options, under Scheme 2001 to Eligible Employees will, however, remain valid until their the expiration of their terms. By their terms, all of the options granted on June 19, 2001 are exercisable from May 22, 2003 to May 21, 2011 for a nominal consideration of HK$1 per grantee. During 2002, the Company did not grant any options. The total number of outstanding options under the existing share option schemes (including Scheme 2001 and Scheme 2002) that have been granted and not yet exercised equals 14,650,000 which represents 3.55% of the issued share capital of the Company as at December 31, 2002.

Competition

     APT currently serves the satellite communications market in Asia. A number of international and domestic satellite operators also compete in this market. The Company’s primary focus is Asian intra-regional broadcasting and telecommunications, with special emphasis on the PRC. The Company has not attempted to enter the international PSTN trunk route market, which is dominated by the International Telecommunications Satellite Organization (“Intelsat”).

     In providing satellite capacity, the Company competes with major established companies and organizations. The Company’s competitors include government-owned and privately-owned international, regional and domestic satellite companies. Many of these competitors have long-standing customer relationships and are substantially larger and have financial resources that are substantially greater than those of the Company. The Company believes that its ability to compete with these organizations depends on its existing customer relationships and the quality of its customer service, its reputation as a reliable operator of commercial satellites, flexible and value pricing policy, and the technical advantages of its satellites.

     The Company faces competition in all its markets from one or more satellite systems. Other than domestic satellite companies, the Company is currently aware of five other international or regional satellite companies with coverage of the PRC: Intelsat, Asia Satellite Telecommunications Holdings Limited (“AsiaSat”), PanAmSat Corporation (“PanAmSat”), Satelindo-PT Satelit Palapa Indonesia (“Palapa”) and Sino Satellite Communications Company Limited (“SinoSat”). Due to the economic slowdown in many Asian countries, many satellite-related projects have been delayed or cancelled and the current supply of transponders is still greater than the demand. For such reasons, APT has faced fierce market competition resulting in price-cutting and pressure on utilization rates.

     Digital video compression technology may have the effect of increasing the overall supply of transponder capacity in the satellite industry. Such technology permits programmers to use less transponder capacity than is currently required to transmit the same amount of programming. At present, however, digital integrated receivers-decoders which are necessary to unscramble digitally compressed transmissions are not generally available outside the more developed markets, and the Company believes that it may be some time before they are commonplace in the developing markets of Asia. Customers who make significant financial commitments to the use of satellites for broadcasting and telecommunications applications often seek to secure back-up transponder capacity in order to protect their investment. The Company believes that potential customers in Asia may, at some future point, prefer to use those satellites that can provide backup capacity to help reduce customer risk.

     International Satellites

     The market for international satellite communications capacity has been dominated by Intelsat for 30 years, and Intelsat can be expected to continue to dominate it for the foreseeable future. Intelsat, established by international treaty in 1964, owns and operates the largest fleet of commercial geosynchronous satellites in the world (20 satellites), and now comprises a consortium of 143 countries. Intelsat has been operating communications satellites in the Asia-Pacific region since the 1960s. Although the number varies depending upon the exact criteria used to define Asia-Pacific, Intelsat has several satellites in the region. At present, however, Intelsat primarily uses beams which have a much lower EIRP than the Company’s satellites and therefore require larger diameter antennae for its transmission to be received. Intelsat is traditionally seen as a “long-haul” carrier for PSTNs. Intelsat has substantially completed a planned transition to a fully privatized entity during 2002 that may strengthen Intelsat’s capabilities and competitive position. The television distribution and VSAT operations of Intelsat could potentially compete directly with the Company.

     PanAmSat was started in the 1980s to compete with the Intelsat monopoly. It currently operates four satellites providing coverage over the Atlantic, Pacific and Indian Oceans and is one of the Company’s principal competitors in the Asia-Pacific region. PanAmSat’s PAS-4 has some features similar to those of APT’s satellites, including coverage of certain of the same geographic areas. PanAmSat has announced that it intends to launch additional satellites to provide further global coverage. The Galaxy Satellites Services Division, an affiliate of Boeing, is the manufacturer of APSTAR I and APSTAR IA.

     Regional Satellites

     Coverage, service and target customers of AsiaSat are very similar to those of APT. AsiaSat 2’s footprint is smaller than that of APSTAR IIR, but AsiaSat 3S, which was successfully launched in March 1999, has a footprint very similar to APSTAR IIR’s footprint. AsiaSat 4 was also successfully launched in April 2003 and provides footprints coverage across Asia and Australia. The Company believes AsiaSat is and will continue to be a major competitor of APT in the Asia-Pacific market, including the PRC market.

     Satelindo’s Palapa system began operations in the mid-to-late 1970s to support communications in Indonesia and Southeast Asia. Satelindo is currently implementing its third generation of communications satellites. Palapa has been successful in attracting international broadcasters to its satellites and is planning to increase the coverage of its satellites to cover the entire Asia-Pacific region and to compete with Intelsat across the Pacific Ocean. Palapa is already servicing a number of international broadcasting companies, and it is a major competitor of APT outside the PRC market.

     The ST-1 satellite system, which is partly owned and operated by Singapore Telecom, was successfully launched in September 1998. Its C-band coverage will stretch from the Middle East to Japan and Southeast Asia. Its Ku-band coverage is expected to focus on the Indian subcontinent and Southeast Asia. Due to the satellite design and coverage area, the ST-1 satellite system only has the ability to compete with the Company in C-band segment of the Asia-Pacific market.

     SinoSat, which was established in May 1994, has four major shareholders including China Aerospace Science & Technology Corporation, State Development and Investment Corporation, China Financial Computerization Company, and Shanghai Alliance Investment Limited. Its first satellite, SinoSat-1, was launched on July 18, 1998 carrying 24 C-band and 14 Ku-band transponders with footprints including China and Asia Pacific regions for providing telecommunication, data transmission and TV broadcasting whereas its SinoSat-2 is still in the planning and development stage. Because of its coverage and transponder capacity, SinoSat-1 is one of APT’s competitors in the China region.

     Domestic Satellites

     A number of companies located in various countries in the region have launched or are planning to launch domestic satellites. These include ChinaSat (which is also a Principal Shareholder), Chinastar and SinoSat of the PRC, INSAT of India, JSAT and NSTAR of Japan, Koreasat of Korea, Measat of Malaysia, Optus of Australia, Thaicom of Thailand, Mabuhay of the Philippines, and GE-1A of the United States. Although these satellites may be focused on their respective domestic markets, such companies may have the ability, due to satellite design and coverage areas, to compete with the Company in segments of the Asia-Pacific market. In certain of these countries, domestic television broadcasters and domestic satellite telecommunication operators providing services in their home countries are generally required to use a state-owned or locally-owned satellite system to the extent capacity is available and therefore may not use APT’s satellites. In addition, many of the domestic systems are planning to add at least some regional transponders with substantial beam coverage to their next generation of satellites, and therefore may in the future become competitors of APT in the regional market.

     Other Satellites

     Other existing and proposed organizations have considered or might consider competing in the Asian regional market. These include Russian systems, TongaSat, and others. Some of the existing potential competitors offer low-cost, low-performance transponders, which do not compete directly with the Company’s high-performance transponders. New organizations face significant competitive barriers including scarcity of orbital slots and high costs of entry.

     Optical Fiber Systems

     Optical fiber systems have been widely installed for point-to-point trans-oceanic communications. In addition, point-to-point optical fiber connections between major cities in Asia are common. Optical fiber is being used in more developed markets for cable TV networks, and can also be used for telephony services.

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

     As an operator of privately-owned satellites in Hong Kong, APT is subject to the regulatory authority of APT’s principal regulator, OFTA.

     Many of the Company’s existing and potential customers who may wish to use the APSTAR System to broadcast into or provide telecommunications services for countries in Asia are subject to government licensing. The applicable regulatory schemes in these countries vary considerably. While the Company does not believe these regulatory schemes will prevent it from pursuing its business, there can be no assurance that its customers’ licenses and approvals are or will remain sufficient in the view of foreign regulatory authorities and that these authorities will not discourage or prevent existing or potential customers from utilizing transponders on the APSTAR System.

     Many of APT’s customers must have authorization from the countries in which they are located in order to uplink to and communicate by means of APT’s satellites. While obtaining such authorizations on behalf of its customers is not the Company’s responsibility, the Company’s success may depend on the ability of its customers to obtain the required authorizations.

     International Telecommunication Union

     Member nations are required by treaty to give notice of, coordinate and register radio frequency assignments and any associated orbital locations in the geosynchronous satellite orbit with the Radiocommunication Bureau. The purpose of such notice, coordination and registration is to eliminate harmful interference between earth and space-based stations of different countries, to improve the use of the radio frequency spectrum and the geosynchronous satellite orbit and to accommodate, to the extent possible, a country’s needs. Pursuant to the Radio Regulations, after a country gives notice to the Radiocommunication Bureau of its intent to use given frequencies in connection with given orbital locations and for a particular type of service, the “advance publication” stage commences during which other countries are afforded the opportunity to apprise the Radiocommunication Bureau of any conflicts with any existing or intended satellite systems. When a present or potential conflict is noted, countries are then obligated to negotiate (during the “coordination” process) in an effort to coordinate the proposed uses and resolve any interference concerns.

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

     When coordination is completed and conflicts are resolved, the proposed users achieve “notification” status with the Radiocommunication Bureau. The frequency assignments are then recorded in the Master Registry, and such users are thereafter entitled under international law to protection from interference from subsequent or nonconforming uses from other countries. The failure to use an orbital slot within six years of advance publication (extendable for a further three years) could result in loss of priority in the coordination process.

     Under the Radio Regulations, during the coordination process, a country may request the Radiocommunication Bureau to assist it in resolving disputes in connection with existing or proposed uses of frequencies and orbital locations. However, should any such disputes remain unresolved, and the coordination process therefore not be successfully completed, there is no formal dispute resolution mechanism and any country that nonetheless places a satellite or any earth station into operation may not be entitled to seek the assistance of the Radiocommunication Bureau to resolve complaints relating to any interference.

     Export Regulation

     The United States government has imposed certain restrictions on transfers of US technology to the PRC and certain other countries, such as Russia. The launch site for each of the existing APSTAR satellites was located in the PRC and the launch provider was an entity licensed by the PRC government. The launch sites for other satellites that the Company may launch in the future may also be located in the PRC or other countries subject to such restrictions. As a result, export licenses are required to be obtained by manufacturers of satellites that the Company may launch in the future which contain US technology in connection with launches in any country subject to such restrictions on technology transfers. The export of US-origin commercial communications satellite equipment also requires a Presidential waiver of the restrictions contained in the US Foreign Relations Authorization Act relating to such exports to the PRC and of sanctions imposed under the US Arms Export Control Act which are effective for a two-year period from September 1, 2001.

     Hong Kong Regulation

     The Company’s satellite operations are principally regulated by the Outer Space Ordinance. The Outer Space Ordinance prohibits any person from launching or procuring the launch of a satellite, or operating a satellite, without obtaining an appropriate license. The Outer Space Ordinance further stipulates that any such license shall describe the activities authorized by it and also provides that licenses may be granted subject to conditions specified therein. The conditions may include basic orbital parameters and requirements to avoid interference with the activities of other users of outer space. Breach of any such conditions can give rise to a right of revocation of the relevant license.

     The ultimate authority to grant licenses and otherwise to administer the Outer Space Ordinance is vested in the Chief Executive. In practice, all relevant matters are dealt with on a regular basis by OFTA. Effective July 1, 1997, the regulation of satellite launch and operation by Hong Kong companies has remained under the authority of OFTA. APT had previously been granted licenses under the Outer Space Act 1986 (Hong Kong) Order 1990 (the “Outer Space Order”) by the Chief Executive covering current and future operation of each of APSTAR I, APSTAR IA and APSTAR IIR, subject to the conditions of the respective licenses and under the Outer Space Ordinance, such licenses are valid and effective as if granted, maintained or made under the Outer Space Ordinance. Each of these licenses requires the approval of the Hong Kong government for any transfer of a beneficial interest in the satellite.

     The Company’s earth station operations involve the operation and use of telecommunications apparatus at and from its earth station at Tai Po, Hong Kong. Establishment, possession and use of such telecommunication apparatus in Hong Kong is regulated by the Telecommunication Ordinance and the orders and regulations thereunder. APT has the benefit of licenses granted under the Telecommunication Ordinance for each of APSTAR I, APSTAR IA and APSTAR IIR covering all of its TT&C operations, as well as monitoring and testing functions, subject to the terms and conditions of the respective licenses. Such licenses have terms of 20 years, commencing on July 19, 1994, June 11, 1996 and October 13, 1997, respectively. The licenses require APT (among other things) to avoid harmful interference with other telecommunication apparatus operating within or outside Hong Kong and to ensure compliance with all relevant requirements of the International Telecommunication Convention, a complementary document to the ITU’s constitution document, and any other international telecommunication agreements which may from time to time be acceded to by or on behalf of, or applied to Hong Kong. These licenses were formally granted with the grant of the licenses under the Outer Space Order referred to above.

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

     Overseas National Telecommunications Authorities

     The laws and regulatory requirements regulating access to satellite systems vary from country to country. Some countries have substantially deregulated satellite communications, making customer access to the Company’s satellites a relatively simple procedure, while other countries have maintained strict monopoly regimes. The application procedure for access to satellite systems can be time-consuming and costly, and the terms of the licenses vary among different countries.

     Direct reception of satellite television is currently illegal in a number of countries in Asia and the Middle East, and is subject to stringent restrictions in certain other countries in those regions. Private ownership of dishes is currently prohibited in the PRC, although certain tourist-grade hotels and apartments and other specified entities are permitted to operate dishes upon application to the relevant authorities. In addition, regulations regarding content of advertisements and advertising vary from country to country, making it difficult for broadcasters to address advertisements to Asia and the Middle East as a whole.

Organizational Structure

     The parent company of the APT Group is APT Satellite International Company Limited (“APT International”), which directly controls approximately 51.92% of the interest of the Company. APT International is in turn jointly 100% owned by five principal shareholders. More information on major shareholders is set forth in “Item 7. Major Shareholders and Related Party Transactions.”

     The Company, through APT BVI, indirectly owns 100% of APT. The full list of subsidiaries of APT Group is set forth in Note 1 to the Audited Consolidated Financial Statements.

Property, Plant and Equipment

     The Company’s executive offices are located on leased premises in Hong Kong. As of January 18, 2000, the lease covering the Company’s office space in Hong Kong was extended to February 29, 2004. The rental amount (excluding rates and management charges) under the lease was approximately HK$3.6 million for 2002.

     The TT&C operations of APSTAR Systems are conducted through the Company’s Satellite Control Center. The 45,000 square foot site (Site 1) where the TT&C facility is located and the adjacent 40,000 square foot site (Site 2) where Phase II of the Satellite Control Center is located, are held by the Company pursuant to a lease between APT and the Science and Technology Parks Corporation. Pursuant to the Cancelled Agreement for Lease, APT had leased from the Science and Technology Parks Corporation property originally designated as The Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto approximately 8,919.29 square meters (equivalent to 96,010 square feet) adjacent to its Tai Po Satellite Control Center site for a term expiring June 30, 2047 for the TT&C of APSTAR V and APSTAR VI, satellite television uplink and downlink services, and telecommunication services. The Cancelled Agreement for Lease and other related documents were entered into by APT with the Science and Technology Parks Corporation on June 19, 2000. For the purpose of dividing the interest of the property originally designated as The Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto between APT and APT Telecom, APT surrendered this piece of property to the Science and Technology Parks Corporation on March 12, 2001 by the Deed of Cancellation and in return, the Science and Technology Parks Corporation simultaneously on such surrender granted a lease of most of this property, totaling 6,903.29 square meters (approximately 74,309 square feet) (Site 3A) (newly designated as the Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extension thereto), to APT Telecom by the APT Telecom Lease for telecommunications services. The Science and Technology Parks Corporation on the same date granted a lease of the remaining portion of the property, totaling 2,016 square meters (approximately 21,701 square feet) (Site 3B) (newly designated as Subsection 3 of Section E of Tai Po Town Lot No. 13 and Extensions thereto) to APT by the Second Supplemental Agreement and this piece of property was merged with the property originally leased, the occupied land (Site 1) and the unoccupied land (Site 2). In order to expand the Company’s satellite operations and control capabilities in preparation for the launch of APSTAR V and APSTAR VI, as well as expand its capabilities with respect to broadcasting and telecommunication services, the Group completed the construction of Phase II of the Satellite Control Center (“Phase II”) for APSTAR V and APSTAR VI on Site 3B and Site 2. The Company commenced operation of Phase II in February 2002. Phase II, which has a total floor area of approximately 58,000 square feet, is specially designed for providing satellite TV broadcasting platform, telemetry, tracking and command facilities, as well as for APSTAR V and APSTAR VI. Phase II includes a new data center (approximately 14,700 square feet) for the telecommunications services. As of December 31, 2002, the Company has paid HK$95.1 million (US$12.2 million) and has a capital commitment of HK$7.8 million (US$1.0 million) in respect of the construction of Sites 2 and 3B. The Company is funding the construction of these sites through its internal resources and operating cash flow.

     Under the satellite TV broadcasting license granted by the Government of HKSAR, the Company’s wholly-owned subsidiary, APT Satellite TV Development Limited, has developed a satellite television broadcasting platform as part of Phase II. The Group’s investments in uplinks and downlinks, and satellite TV program transmission and broadcasting facilities, total US$2.75 million. As a result, the Company’s program transmission capacity has increased to 18 channels, strengthening its capacity to meet future demand for satellite TV services.

Item 5. Operating and Financial Review and Prospects

     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements. The Audited Consolidated Financial Statements have been prepared in accordance with Hong Kong GAAP, which differs in certain respects from US GAAP. For a summary of material differences between Hong Kong GAAP and US GAAP, see Item 18 and Note 26 of the Notes to the Consolidated Financial Statements and “US GAAP Reconciliation” below.

Overview

     APSTAR I, APSTAR IA and APSTAR IIR are in geostationary orbit at 138 degrees East, 134 degrees East and 76.5 degrees East, respectively, providing commercial service to broadcasting and telecommunications customers in the Asia-Pacific region (virtually all of which is covered by the footprints of the three satellites), with particular emphasis on the PRC. APSTAR I was launched from Xichang on July 21, 1994, and began commercial service on September 15, 1994. APSTAR IA was launched from Xichang on July 3, 1996, and commenced commercial service on September 1, 1996. APSTAR IIR was launched, also from Xichang, on October 17, 1997, and commenced commercial service on January 1, 1998. APSTAR I and APSTAR IA satellites are Hughes (presently known as Boeing) HS-376 communications satellites and each is equipped with 24 C-band transponders, 20 at 36 MHz and four at 72 MHz. APSTAR IIR is an SS/Loral FS-1300 communications satellite and is equipped with 16 Ku-band transponders, 15 at 54 MHz and 1 at 36 MHz, and 28 C-band transponders, 27 at 36 MHz and 1 at 30 MHz.

     APT’s transponder lease agreements typically require the payment of a deposit of one calendar quarter’s rental upon signing of the contract, provide for an escalation of service fees during the agreement term according to an agreed schedule, require service fees to be paid in advance and provide for renewal options. In addition, three of the 36 MHz transponders on APSTAR I and all of the 44 transponders on APSTAR IIR have been committed for the life of the satellite.

     Certain aspects of the business of the Company are subject to governmental regulation, including the coordination of orbital slots under the regulations of the ITU and the licensing of the Company’s satellite-related activities in Hong Kong by the HKSAR under the Outer Space Ordinance. Licenses from the HKSAR must be obtained to launch or operate a satellite. APT has the benefit of existing licenses covering current and future operation of each of APSTAR I, APSTAR IA and APSTAR IIR. Each of these licenses requires the approval of the HKSAR for any transfer of a beneficial interest in the satellite. The Company has obtained these approvals. The Company paid HK$400 thousand in licensing fees to the HKSAR in 2002. Although neither the Joint Declaration nor the Basic Law makes express provision with respect to the Outer Space Ordinance or the regulation of satellite launch and operation or other outer space activities, the Basic Law provides that the laws previously in force in Hong Kong shall be maintained, except for any laws that contravene the Basic Law, and subject to any amendment by the legislature of the HKSAR.

     The following table sets forth, for the periods indicated, the percentage of revenues from continuing operations represented by certain revenue and expense items in the Company’s statements of income.

	2000	2001	2002

Statement of Income Data:
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of service (excluding depreciation and amortization)	13.1%	13.1%	11.9%
Depreciation and amortization	63.5%	58.0%	66.5%
Selling, general and administrative (excluding depreciation and amortization)	19.2%	19.2%	19.9%

Total costs and expenses	95.8%	90.3%	98.3%

	4.2%	9.7%	1.7%

Income before income taxes	52.0%	27.8%	16.7%
Net income	41.9%	20.8%	7.0%

     An analysis of the reconciliation of the Company’s EBITDA for the years ended December 31, 2000, 2001 and 2002 is as follows:

	Year ended December 31,

	2000	2001	2002

	(HK$ in millions)
Income before income taxes and minority interests	177.5	104.0	58.9
Other operating income	(179.7)	(78.4)	(72.3)
Depreciation and amortization	216.8	217.0	234.0
Amortization of goodwill (including in Selling, general and administrative expenses)	—	—	0.7
Deficit arising on revaluation of investment property	—	—	—
Interest expense	15.3	5.6	—

EBITDA(1)	229.9	248.2	221.3

(1)	EBITDA, as defined, represents earnings after share of losses of jointly controlled entities and impairment loss and before interest income, interest expense, other income(expenses), income taxes, depreciations and amortization and exceptional items from continuing operations. EBITDA is not a recognized US GAAP or Hong Kong GAAP measurement. EBITDA is not intended to represent cash flow for the period nor has it been presented as an alternative to net income as an indicator of operating performance. This EBITDA may not be comparable to similarly titled measures reported by other companies.

     An analysis of the source of the Company’s revenues by geographical area for the years ended December 31, 2000, 2001 and 2002 is as follows:

	Year Ended December 31,

	2000		2001		2002

			(HK$ in millions)
		% of Total		% of Total		% of Total
	Amount	Revenues	Amount	Revenues	Amount	Revenues

The People’s Republic of China:
Hong Kong	20.3	6.0%	40.5	10.8%	47.2	13.4%
Elsewhere	264.2	77.3%	270.0	72.2%	254.9	72.5%
Others	57.0	16.7%	63.7	17%	49.3	14.1%

	341.5	100.0%	374.2	100.0%	351.4	100.0%

     For the years ended December 31, 2000, 2001, and 2002, the Company wrote off accounts receivable in the amounts of Nil, HK$7.6 million (US$1.0 million), and HK$11.5 million (US$1.5 million), respectively. For the years ended December 31, 2000, 2001, and 2002, the Company made allowance for doubtful receivables in the amounts of HK$200 thousand (US$30 thousand), Nil, and HK$5.3 million (US$700 thousand) respectively.

     The Company has not incurred any research and development expenditure for the years ended December 31, 2000, 2001 and 2002, respectively.

Application of Critical Accounting Matters

     The financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions. The following are some of the more critical judgment areas in the application of the Company’s accounting policies that currently affect the Company’s financial condition and results of operations.

     Depreciation

     Depreciation of satellite assets is provided for on the straight-line method over the estimated useful life of the satellite, which is determined by engineering analysis performed at the in-services date and re-evaluated periodically. A number of factors affect the operational lives of satellites, including construction quality, component durability, fuel usage, the launch vehicle used and the skill with which the satellite is monitored and operated. As the telecommunication industry is subject to rapid technological change and the Company’s satellites have been subjected to certain operational lives, the Company may be required to revise the estimated useful lives of its satellites and communication equipment or to adjust their carrying amounts. Accordingly, the estimated useful lives of the Company’s satellites are reviewed using current engineering data. If a significant change in the estimated useful lives of our satellites is identified, the Company accounts for the effects of such change on depreciation expenses on a prospective basis. During the year ended December 31, 2002, the estimated lives of APSTAR I and APSTAR IA were determined to be shorter than previously estimated as those satellites are expected to be replaced earlier than expected by APSTAR V and APSTAR VI. The Company also estimated residual values for APSTAR I and APSTAR IA based on their remaining operational lives after their replacement as determined by their remaining fuel levels and consumption rates. As a result, as of December 31, 2002, the change in depreciation rate increased the depreciation charge of HK$9.8 million (US$1.3 million) and decreased net income by approximately HK$8.2 million (US$1.1 million). There is no significant impact on future net income as a result of the change in the estimate.

     Depreciation of property, plant and equipment is provided to write off the cost of these assets over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method.

     Accounts receivable

     The management of the Company estimates and makes judgments periodically with respect to the provision of allowances required for the potential non-collectability of receivables. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customers’ current credit worthiness. The Company continuously monitors collections and payments from customers and maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     As of December 31, 2002, the Company had aggregate gross receivables of HK$24.0 million (US$3.1 million). With respect to the amount, the Company maintained an aggregated allowance for doubtful receivables of approximately HK$1.5 million (US$200 thousand) in 2002.

     Impairment of tangible and intangible assets

          Property, plant and equipment

     The Company periodically reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. In assessing the recoverable amount of these assets, the Company is required to make assumptions regarding estimated future cash flows and other factors to determine the net realizable value. If these estimates or their related assumptions change in the future, the Company may be required to adjust the impairment charges previously recorded. The Company continually applies the foregoing analysis in determining the timing of the impairment test, the estimated useful lives of the individual assets, the discount rate, the discounted future cash flows used to assess impairments and the fair value of impaired assets. The estimates of discounted future cash flows are based on the terms of existing transponder lease and service agreements. The dynamic economic environment in which the Company operates and the resulting assumptions used to estimate future cash flows impact the outcome of all of these impairment tests. If these estimates or their related assumptions change in the future, the Company may be required to record impairment loss for these assets not previously recorded.

     The Company periodically reviews the carrying amounts of its land and buildings through reference to its use value and fair market value as assessed both by the Company and by an independent professional property appraiser. If the use value or fair market value of the properties are lower than the carrying amount of the property, the Company may be required to record additional impairment loss not previously recognized. During the year ended December 31, 2002, the Company recognized an impairment loss of HK$5.2 million (US$700 thousand) related to the land and buildings under Hong Kong GAAP.

     Valuation of investment properties

     Investment properties are stated at their open market value based on independent professional appraisal at each balance sheet date. In assessing the fair market value of the investment properties, the appraiser must make assumptions regarding the property market condition and the future rental trend. If these estimates or their related assumptions change in the future, the fair market value may differ from the previous estimate.

     The investment property was valued at its fair market value at December 31, 2002 and 2001 of approximately HK$2.3 million (US$300 thousand) and HK$2.4 million, respectively, by Chesterton Petty Limited, an independent professional property appraiser. This valuation gave rise to a revaluation deficit of HK$70,000 and

HK$45,000 for the years ended December 31, 2002 and 2001, respectively, which have been charged to the statements of income.

     Contingencies and provisions

     Contingencies, representing an obligation, which are neither probable nor certain at the date of the financial statements, or a probable obligation for which the cash outflow is not probable, are not recorded. Information about such contingencies is presented in the notes to the financial statements.

     Provisions are recorded when, at the end of period, there is an obligation of the Group to a third party which is probable or certain to create an outflow of resources to the third party, without at least equivalent return expected from the third party. This obligation may be legal, regulatory or contractual in nature.

     To estimate the expenditure that the Company is likely to bear to settle an obligation, APT’s directors take into consideration all of the available information at the closing date for its consolidated financial statements. If no reliable estimate of the amount can be made, no provision is recorded; information is then presented in the notes to financial statements.

     In 1999, the Company entered into certain agreements with Loral Asia in respect of the leasing of substantially all of the satellite transponder capacities of APSTAR IIR for the rest of its useful life. Under the terms of the agreements, the Company agreed to coordinate with an adjacent satellite operator of APSTAR IIR to avoid any material interference and bear the costs of retrofitting the dishes of affected customers in rectifying the interference. Such material interference was mainly caused by using the same band of frequencies between APSTAR IIR and the adjacent satellite. Provision was therefore made for the best estimate of the potential cash outflow under the agreements based on the estimated cost of retrofitting the dishes of affected customers of APSTAR IIR as a result of an increase in dish size. An amount of HK$93 million (US$12 million) has been provided for in the financial statements with respect to this contingency.

     In October 2000, the Company entered into operating arrangement with an adjacent satellite operator for the operation of the satellite networks APSTAR IIR. Certain technical and operational information was exchanged in a satellite coordination meeting by the Company and the operator of the adjacent satellite in order to match transponder loading and minimize interference between the satellites. Based on the information exchanged, the material interference of APSTAR IIR was found to result largely from both satellites having FM/TV carrier services and the number of affected transponders was fewer than as originally estimated . After review, the Company considered that the potential cash outflow to increase the dish size of affected customers of APSTAR IIR was less than that which was originally estimated. An amount of HK$45.8 million (US$5.9 million) related to this provision was therefore reversed at December 31, 2000.

     As of December 31, 2001, the Company had not received any claims from Loral Asia . The balance of a provision of HK$47.2 million (US$6.1 million) were included in the Company’s Consolidated Financial Statements for the year ended December 31, 2001.

     In 2002, the Company reassessed the probability of the need to increase the dish size of affected customers of APSTAR IIR. Based on information from the lessee of the transponders of APSTAR IIR (“lessee”) received in December 2002, the transponders are no longer used in providing FM/TV carrier services and this greatly alleviated the probability of the need to retrofit the dishes. The lessee and potentially affected customers have not requested the Group to retrofit the dishes as of December 31, 2002. In addition, the lessee is not aware of any interference caused by APSTAR IIR which would require the Group to bear the cost of retrofitting the dishes of affected customers. The lessee had also not requested the Group to reimburse the lessee for such amount, to the extent it undertakes the retrofitting efforts under APSTAR IIR customer contracts with such affected customers as a result of increase in dish size. Accordingly, the Company believes that the probability of the need to retrofit the dishes is remote and therefore no provision with respect thereto is necessary. An amount of HK$47.2 million (US$6.1 million) was reversed to income for the year ended December 31, 2002. The most important contingencies impacting our financial statements are discussed below under “Commitments and Contingencies.”

Contractual Obligations and Commercial Commitments

     As of December 31, 2002, the Company had various contractual obligations and commitments which are more fully disclosed in the notes to the Audited Consolidated Financial Statements.

     In the ordinary course of its business, the Company enters into commercial commitments for various aspects of operations, such as repair and maintenance. However, the Company believes that those commitments will not have a material effect on the Company’s financial condition, results of operations or cash flows.

     The following tables aggregate the contractual obligations and other commercial commitments of the Company as of December 31, 2002 (HK$ in millions):

     Contractual Obligations:

	Payments due by period

		Less than	1-3	4-5	After
	Total	1 year	years	years	5 years

Pledged bank loan(1)	317.7	317.7	—	—	—
US$240 million term loan facility(2)	163.8	—	85.8	78.0
Purchase obligations
— the Company(3)	1,095.1	677.5	417.6	—	—
— share of jointly controlled entities(4)	69.4	69.4	—	—	—
Other obligations(5)	4.7	4.7	—	—	—
Operating leases(6)	11.7	6.5	5.2	—	—

Total contractual obligations	1,662.4	1,075.8	508.6	78.0	—

Other Commercial Commitments:

	Amount of commitment expiration per period

	Total amounts	Less than	1 - 3	4 - 5	After
	committed	1 year	years	years	5 years

Other commercial commitments
— the Company(7)	869.0	869.0	—	—	—
— share of jointly controlled entities(8)	—	—	—	—	—

Total commercial commitments	869.0	869.0	—	—	—

(1)	This line item represents the cash obligations for principal payments of the bank loan. The bank loan was arranged under certain lease arrangements which are secured by time deposits of an equivalent amount.

(2)	This line item represents the cash obligations for principal payments of the bank loan. The bank loan was secured by the assignment of the construction, launching and related equipment contracts relating to satellites under construction and their related insurance claim proceeds, assignment of all present and future lease agreements of their transponders of satellites under construction, launching and related equipment contracts.

(3)	This line item represents various purchase commitments entered into with suppliers due to the long lead times required to produce the assets.

(4)	This line item represents the Company’s share of the purchase obligations of its jointly controlled entities which have entered into various purchase commitments with suppliers.

(5)	This line item represents various service commitments entered into with suppliers.

(6)	This line item represents future minimum payments under operating leases with the remaining terms of one year or more.

(7)	This line item represents various purchase commitments authorized by the Company to enter into with suppliers but not contracted at the balance sheet date.

(8)	This line item represents the Company’s share of various purchase commitments of its jointly controlled entities with suppliers but not contracted at the balance sheet date.

Commitments and Contingencies

     Prior to January 1, 1999, overseas withholding tax was not charged in respect of the Group’s transponder lease income derived from overseas lessees. However, at the end of 1998, the tax authorities of the country concerned clarified that transponder lease income paid by lessees in their country is subject to overseas withholding tax. From January 1, 1999 onwards, overseas withholding tax has been charged on certain transponder lease income of the Group and full provision for such withholding tax has been made in the financial statements. The Company believes that the overseas tax authorities’ clarification should take effect from January 1, 1999 and, accordingly, no provision for the overseas withholding tax in respect of the previous years is necessary. The Group’s overseas withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant transponder lease income earned in the previous years, not provided for in the financial statements amounted to approximately HK$75.9 million (US$9.7 million).

     At December 31, 2002, certain of the Company’s banking facilities were secured by the Company’s land and buildings with a net book value of HK$5.1 million (US$700 thousand). Furthermore, the Company had outstanding bank loans of approximately HK$317.7 million (US$40.7 million) arranged under certain lease arrangements which are secured by time deposits of an equivalent amount. Of this amount, HK$317.7 million (US$40.7 million) is included as part of current pledged bank deposits in the Audited Consolidated Financial Statements. The Company also entered into a US$240 million secured term loan facility specifically relating to APSTAR V, APSTAR VI and APSTAR VI backup satellite, which is secured by the assignment of the construction, launch and related equipment contracts relating to the Company’s satellites under construction and the related insurance claim proceeds, assignment of all present and future lease agreements of the transponders of satellites under construction, first fixed charge over certain bank accounts which will hold receipts of the transponder income and the termination payments under construction, launch and related equipment contracts. At December 31, 2002, the assets under fixed charge are the satellites under construction with carrying value of approximately HK$1,259.5 million (US$161.5 million) and bank deposits of approximately HK$4,000.

     In 1999, the Company entered into certain agreements with Loral Asia in respect of the leasing of substantially all of the satellite transponder capacities of APSTAR IIR for the rest of its useful life. Under the terms of the agreements, the Company agreed to bear the cost of retrofitting the dishes of affected customers of APSTAR IIR as a result of an increase in dish size. Such interferences were mainly caused by FM/TV carrier services. However, there are currently no FM/TV carrier services according to information from Loral Asia. As such, in 2002, the Company determined that the probability of retrofitting being required was remote owing to the fact that the FM/TV is being phased out and therefore the Company made no provision for such contingency in its financial statements. Furthermore, as there are currently no FM/TV carrier services, the maximum potential liability that the Company might be subject to is not determinable.

     On May 5, 2003, APT received a letter from the Hong Kong Inland Revenue Department (“IRD”) in connection with the Profits Tax Returns filed for the years of assessment 1999/2000 and 2000/2001. APT recognized a gain of approximately HK$389.7 million (US$50.0 million) in 1999 in relation to the transfer of substantially all of the satellite transponder capacities of APSTAR IIR for the rest of its useful life. APT has claimed the gain as a non-taxable capital gain in its 1999/2000 Profits Tax Return. The IRD disagreed with the capital gain claim in their letter of May 5, 2003 and proposed to treat the proceeds received as taxable income to APT with a corresponding entitlement to statutory depreciation allowances in respect of APSTAR IIR. The tax effect of this event to APT is estimated to be HK$47.0 million (US$6.0 million).

     The Company believes that the transaction in respect of APSTAR IIR are in substance outright sales and represent a capital transaction. The gain derived from the transaction should be regarded as capital receipts of APT and therefore non-taxable. A letter disagreeing with the IRD proposal will be filed to pursue the non-taxable capital gain argument. Having taken into consideration independent professional advice, the Company believes it has a reasonable likelihood of success in defending its position. Accordingly, no additional provision has been recognized in the financial statements.

Off-balance Sheet Arrangements

     At December 31, 2002, the Company has two jointly controlled entities, Beijing Zhong Guang Xin Da and APT Telecom. Beijing Zhong Guang Xin Da is considered a jointly controlled entity because the Company and the other shareholder, pursuant to a shareholders’ resolution, exercise joint control over the company. APT Telecom is also considered as a jointly controlled entity as the Company and the other shareholder of APT Telecom both have the right to appoint an equal number of directors to the board of directors. For details of the interest in jointly controlled entities, see “Item 18” and Note 7 to the Audited Consolidated Financial Statements. Other than as disclosed above, the Company does not have any material off-balance sheet arrangements.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Revenues. Revenues for the year ended December 31, 2002 were HK$351.4 million (US$45.1 million), a decrease of HK$22.8 million (US$2.9 million), or 6.1%, as compared to revenues of HK$374.2 million for the same period in 2001. This decrease was due primarily to the sluggish worldwide economy during the year, which led to the weakening of demand for transponders in the Asia-Pacific region. Also, intense market competition continued to exert downward pressure on the lease rate of transponders, leading to a further decrease in revenues. In the year ended December 31, 2002, 49.0% of revenues was related to broadcasting services, 46.4% of revenues was related to telecommunications services and 4.6% of revenues was derived from the provision of services in respect of satellite uplink, satellite control, facilities management and leasing of satellite transponders, as opposed to 47.8%, 49.9% and 2.3%, respectively, for the year ended December 31, 2001.

     Costs and Expenses. Costs and expenses were HK$345.6 million (US$44.3 million) for the year ended December 31, 2002, an increase of HK$7.7 million (US$1.0 million), or 2.3%, as compared to the year ended December 31, 2001. This increase was primarily a result of an increase of HK$9.7 million (US$1.2 million) in the cost of service and a decrease of HK$2.0 million (US$300 thousand) in selling, general and administrative expenses. The increased cost of service mainly resulted from a change in the estimate of the remaining lives of the assets and their residual values. This change ultimately led to an increase in depreciation of assets of HK$9.8 million (US$1.3 million). The decreased selling, general and administrative expenses were largely due to a decrease in directors’ remuneration as a result of a decrease in the payment for remuneration to executive directors. Costs and expenses as a percentage of revenues were 98.3% in the year ended December 31, 2002, as compared to 90.3% in 2001.

     EBITDA. EBITDA, as defined in Footnote 2 in “Item 3. Key Information – Selected Consolidated Financial Information” of this Annual Report, for the year ended December 31, 2002 was HK$221.3 million (US$28.4 million), a decrease of HK$ 26.9 million (US$3.5 million) or 10.8% as compared to the year ended December 31, 2001. This decrease was due to the factors discussed above under “Revenues” and “Costs and Expenses.” The EBITDA margin was equal to 63.0% of revenues for the year ended December 31, 2002, as compared to 66.3% for 2001. EBITDA is not a recognized US GAAP or Hong Kong GAAP measurement. For reconciliation, see “Item 5. Statement of Income Data.”

     Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2002 was HK$234.6 million (US$30.1 million), an increase of HK$17.6 million (US$2.3 million) as compared to depreciation and amortization of HK$217.0 million (US$27.8 million) for the year ended December 31, 2001. This increase was mainly due to change in the estimate of the remaining useful lives of the assets and their residual values of HK$9.8 million (US$1.3 million) and an increase of HK$8.5 million (US$1.1 million) in depreciation on equipment of provision for satellite television uplinks and on the Satellite Control Center Phase II.

     Other Operating Income. Aggregate non-operating items resulted in income of HK$72.3 million (US$9.2 million) in the year ended December 31, 2002, a decrease of HK$6.2 million (US$800 thousand), as compared to the year ended December 31, 2001.

     Interest income was HK$22.2 million (US$2.8 million) in the year ended December 31, 2002, a decrease of HK$48.0 million (US$6.1 million), or 68.4%, as compared to the year ended December 31, 2001, largely as a result of decreased interest income from short-term deposits at banks, which was due to both decreases in interest rates on bank deposits and in bank balances available to earn interest during 2002.

     Other income was HK$50.1 million (US$6.4 million) in the year ended December 31, 2002, an increase of HK$41.9 million (US$5.4 million) as compared to other income of HK$8.2 million in the year ended December 31, 2001. The increase was mainly due to reversal of provision on regulating matters previously recognized in the life lease of transponder of APSTAR IIR of HK$47.2 million (US$6.1 million) for the year ended December 31, 2002, while no such amount was recognized in the year ended December 31, 2001. For details of the reversal, see Note 20a to the Company’s audited Consolidated Financial Statements in the section entitled “Item 18. Financial Statements” of this Annual Report.

     Impairment Loss. Impairment losses recognized for the year in respect of land and buildings and goodwill arising on acquisition of an interest in a subsidiary, CTIA, were HK$5.2 million (US$0.7 million) and HK$3.4 million (US$0.4 million), respectively. Impairment loss on land and buildings was recognized for the excess of their carrying amount over their fair market value while the impairment loss on goodwill was recognized for the excess of the carrying value over the expected future cash flow to be generated by CTIA. No such impairment loss was recognized in 2001.

     Interest Expense. No interest expense was recorded for the year ended December 31, 2002 as compared to interest expenses of HK$5.6 million for the year ended December 31, 2001 because the interest bearing bank loans were fully repaid at the end of May 2001. With regard to the US$240 million secured term loan facility, the interest expense of HK$100 thousand and other related cost of HK$2.1 million (US$300 thousand) incurred in obtaining the loans were capitalized as part of satellite construction costs for the year ended December 31, 2002.

     Provision for Income Taxes. Provision for income taxes was HK$36.8 million (US$4.7 million) in the year ended December 31, 2002, an increase of HK$10.8 million (US$1.4 million) as compared to the year ended December 31, 2001. The increase was mainly due to the formation of a subsidiary by the Group in the second half year of 2001 in the PRC, with which the Group had transacted business and thereby incurred PRC tax. As such, a full year of income tax was provided for in the year ended December 31, 2002 while only half year of income tax was provided for in the year ended December 31, 2001.

     Net Income. Net income for the year ended December 31, 2002 was HK$24.4 million (US$3.1 million), a decrease of HK$53.6 million (US$6.9 million), as compared to the year ended December 31, 2001. This decrease was due to all of the factors discussed above.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Revenues. Revenues for the year ended December 31, 2001 were HK$374.2 million (US$48.0 million), an increase of HK$32.7 million (US$4.2 million), or 9.6%, as compared to revenues of HK$341.5 million for the same period in 2000. This increase was due to a full year of revenues from certain transponders in 2001 that accounted for revenues for only a few months in 2000. Also contributing to increased revenue was an increase in revenue from the provision of satellite television uplink services. In the year ended December 31, 2001, 47.8% of revenues was related to broadcast services, 49.9% of revenues was related to telecommunications services and 2.3% of revenues was derived from the provision of services in respect of satellite uplink, satellite control and leasing of satellite transponders as opposed to 52.8% and 43.8% and 3.4%, respectively, for the year ended December 31, 2000.

     Costs and Expenses. Costs and expenses were HK$337.9 million (US$43.3 million) for the year ended December 31, 2001, an increase of HK$10.8 million (US$1.4 million), or 3.3%, as compared to the year ended December 31, 2000. This increase was primarily a result of an increase of HK$4.5 million (US$600 thousand) in the cost of service from expansion in the provision of satellite television uplink service and an increase of HK$6.4 million (US$800 thousand) in selling, general and administrative expenses. The increased selling, general and administrative expenses was largely due to an increase in directors’ remuneration as a result of an increase in the number of executive director and payment for the retirement and termination of employment contract for the office to an executive director. Costs and expenses as a percentage of revenues was 90.3% in the year ended December 31, 2001, as compared to 95.8% in 2000.

     EBITDA. EBITDA, as defined in Note 2 of “Item 3. Key Information – Selected Consolidated Financial Information,” for the year ended December 31, 2001 was HK$248.2 million (US$31.8 million), an increase of HK$ 18.3 million (US$2.3 million) or 7.9% as compared to the year ended December 31, 2000. Such increase was due to the factors discussed under “Revenues” and “Costs and Expenses.” The EBITDA margin was equal to 66.3% of revenues for the year ended December 31, 2001, as compared to 67.3% for 2000. EBITDA is not a recognized US GAAP or Hong Kong GAAP measurement. For reconciliation, see “Item 5. Statement of Income Data.”

     Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2001 was HK$217.0 million (US$27.8 million), an increase of HK$200 thousand (US$30 thousand) as compared to depreciation and amortization of HK$216.8 million (US$27.8 million) for the year ended December 31, 2000. This slightly increase was mainly due to increase in depreciation on equipment of provision for satellite television uplink. Both periods reflected amortization of APSTAR I and APSTAR IA for a full year.

     Other Income. Aggregate non-operating items resulted in an income of HK$78.4 million (US$10.1 million) in the year ended December 31, 2001, a decrease of HK$101.3 million (US$13.0 million), or 56.4%, as compared to the year ended December 31, 2000. Interest income was HK$70.2 million (US$9.0 million) in the year ended December 31, 2001, a decrease of HK$36.3 million (US$4.7 million), or 34.1%, as compared to the year ended December 31, 2000, largely as a result of decreased interest income from short-term deposits at banks which was contributed by both decrease in bank deposits interest rates and bank balances available to earn interest during the year 2001. Other income was HK$8.2 million in the year ended December 31, 2001, a decrease of HK$65.0 million (US$8.3 million) as compared to other income of HK$73.2 million in the year ended December 31, 2000. The decrease was mainly due to reversal of provision on regulating matters previously recognized in the life lease of transponder of APSTAR IIR of HK$45.8 million and recognition of exchange gain of HK$10.4 million in the year ended December 31, 2000. There were no such provision and exchange gain recognized in the year ended December 31, 2001.

     Interest Expense. Interest expense was HK$5.6 million (US$700 thousand) for the year ended December 31, 2001, a decrease of HK$ 9.7 million (US$1.2 million) as compared to the year ended December 31, 2000 because the related bank loans were fully repaid at the end of May 2001.

     Provision for Income Taxes. Provision for income taxes was HK$26.0 million (US$3.3 million) in the year ended December 31, 2001, a decrease of HK$8.5 million (US$1.1 million) as compared to the year ended December 31, 2000. The decrease was mainly due to a decrease in the amount of net income in 2001.

     Net Income. Net income for the year ended December 31, 2001 was HK$78.0 million (US$10.0 million), a decrease of HK$65.0 million (US$8.3 million), as compared to the year ended December 31, 2000. This decrease was due to all the factors discussed above.

Liquidity and Capital Resources

     The Company’s most significant funding requirements arise from capital expenditures related to the construction of APSTAR V and APSTAR VI and the related ground infrastructure, and the payment of operating expenses related to its satellites. Other liquidity requirements arise in connection with expanding the business, meeting working capital requirements and servicing debt obligations. In addition, the Company may have liquidity requirements in connection with financing any potential strategic transactions.

Cash Flow Items

     The Company had cash and cash equivalents of HK$826.3 million (US$105.9 million), HK$1,619.7 million, and HK$1,704.6 million, as at December 31, 2002, 2001 and 2000, respectively.

     Net cash provided by operating activities amounted to HK$162.8 million (US$20.9 million) in the year ended December 31, 2002. In 2001, APT’s net cash provided by operating activities was HK$281.4 million. Net cash provided by operating activities was HK$1,577.4 million in 2000.

     Net cash used in investing activities was HK$1,037.2 million (US$133.0 million) in the year ended December 31, 2002, due to the payment of HK$1,091.4 million (US$139.9 million) for the purchase of property, plant and equipment, construction of communication satellites and a new Satellite Control Center, the purchase of a subsidiary for HK$4.4 million (US$0.6 million), advances/loans of HK$23.7 million (US$3.0 million) to APT Telecom and a decrease in pledged bank deposits of HK$62.0 million (US$7.9 million). In 2001, APT had net cash used in investing activities of HK$126.5 million (US$16.2 million) due to the payment of HK$230.2 million (US$29.5 million) for the purchase of property, plant and equipment, construction of communication satellites and a new Satellite Control Center, the payment of HK$48.6 million (US$6.2 million) for the capital contribution to APT Telecom and a decrease in pledged bank balances of HK$65.6 million (US$8.4 million). Net cash provided by investing activities was HK$44.9 million in 2000.

     Net cash provided by financing activities was HK$80.9 million (US$10.4 million) in the year ended December 31, 2002, mainly due to borrowings under new secured bank loans of HK$163.8 million (US$21.0 million), repayment of bank loans of HK$62.0 million (US$7.9 million) and dividend payment of HK$20.6 million (US$2.6 million). Net cash used in financing activities was HK$239.8 million (US$30.7 million) in the year ended December 31, 2001 due to bank loan repayments of HK$175.3 million (US$22.5 million) and dividend payment of HK$64.3 million (US$8.2 million). Net cash used in financing activities was HK$431.5 million in 2000.

Long-Term Debt and Other Liabilities

     On December 29, 1994, the Company’s subsidiaries entered into an arrangement for the leasing of a communication satellite with 138 Leasing Partnership. At December 31, 2002, the Company had an outstanding bank loan of HK$317.7 million (approximately US$40.7 million) secured by time deposits of an equivalent amount of HK$317.7 million (approximately US$40.7 million). Although the term loans impose restrictions on cash, there are no other legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of cash dividends or advances. The amount of cash restricted as at December 31, 2002 amounted to HK$317.7 million (US$40.7 million).

     On April 14 2000, the Company entered into an agreement with a bank to provide an unsecured credit facility of US$10.0 million for one year for additional working capital. The facility bore interest at 0.95% per annum over the LIBOR interest rate. On April 14, 2001, the Company renewed this credit facility for one year. The Company did not draw on this facility and it expired on April 13, 2002.

     On December 16, 2002, APT entered into a US$240 million secured term loan facility (the “Loan Facility”). The Loan Facility is divided into three tranches. Tranche A for APSTAR V is for up to US$100 million and will mature on the earlier of December 31, 2009 or the sixth anniversary of the commencement of commercial operations of APSTAR V. Tranche B for APSTAR VI is for up to US$120 million and will mature on the earlier of March 31, 2011 or the sixth anniversary of the commencement of commercial operations of APSTAR VI. Tranche C for APSTAR VI back up, which is for up to US$40 million, will be available beginning July 1, 2004 and will mature on the earlier of June 30, 2012 or the sixth anniversary of the commencement of commercial operations of APSTAR VI. The Loan Agreement further provides that the aggregate amount under tranche A and tranche B may not exceed US$200 million and the total aggregate amount under three tranches may not exceed US$240 million. As of December 31, 2002, the aggregate outstanding borrowing amount under the Loan Facility was US$21 million.

     The Loan Facility is secured by the assignment of the construction, launching and related equipment contracts relating to APSTAR V, APSTAR VI and APSTAR VI backup satellite under construction and their related insurance claim proceeds, assignment of all present and future lease agreements of the transponders of satellites under construction, assignment of all present and fixed charges over certain bank accounts which will hold receipts of the transponder income and the termination payment under construction, launching and related equipment contracts. Pursuant to the Loan Facility, any insurance claim proceeds and contract termination payments must be deposited in a designated account; withdrawal of any amount from this designated account may only occur in accordance with the terms of the Loan Facility.

     The Loan Facility limits the amount of annual dividends that the Company may pay its shareholders to in accordance with certain EBITDA and cash to debt service ratios contained therein. The Loan Facility includes covenants customary for agreements of this type, including restrictions on the Company’s and its subsidiaries’ ability to incur indebtedness, certain ownership restrictions, certain restrictions on the Company’s ability to pay dividends, restrictions on affiliated transactions, certain financial covenants, covenants with respect of compliance with laws, maintenance of licenses and permits required for APT’s business and a requirement that all future transponder utilization agreements be entered into on an arms-length basis. Among the others, APT undertakes to ensure that APT International directly own at least 50.01% of the voting rights in the Company. The Loan Facility also contains financial covenants, including maintenance of collateral coverage ratio, minimum net worth and minimum EBITDA. The Loan Facility also contains customary limitations, including those on dividend, investments, capital expenditures, change of controlling shareholders, creating liens and transactions with affiliates. No assurance can be given that APT will be able to meet any financial performance covenant.

Capital Expenditure

     APT’s principal use of capital in the last several years has been (and will for the foreseeable future be) capital expenditures related to the construction and launch of its satellites and investment in its satellite TV broadcasting platform. The Company’s business is capital-intensive, requiring substantial capital outlays before any given satellite is commissioned for commercial service and can begin providing a return on capital.

     The Company makes periodic satellite project progress payment relating to construction of satellites, launching and related services, insurance costs and finance costs on amounts borrowed to finance such expenses. Upon the commencement of commercial service of an APT satellite, satellite project progress payments relating to the satellite are transferred in full to property, plant and equipment. For capital commitments in respect of capital expenditures, see “Item 5. Contractual Obligations and Commercial Commitments.”

     The Company expects total capital expenditures for the design, construction and launch of APSTAR V and APSTAR VI to be approximately US$230 million and US$240 million, respectively. The Company expects that financing for both of these projects will be provided by internal resources, future cash flow from operations and amounts borrowed under the Loan Facility. The Company believes that it will have sufficient funds to meet all of its commitments. There can be no assurance, however, that the Company’s assumptions with respect to costs for future construction and launch of our satellites will be correct, or that funds available to it from the sources discussed above will be sufficient to cover any shortfall in funding for additional launches caused by launch failures, cost overruns, delays, capacity shortages or other unanticipated expenses.

     In addition, if the Company was to consummate any strategic transactions or undertake any other project requiring significant capital expenditures, it may be required to seek additional financing. There can be no assurance that additional funds will be available at all or that, if available, will be obtained at terms favorable to the Company.

Forward Looking Statements

     Many statements contained, or incorporated by reference, in this Form 20-F are forward looking. Examples of such statements include Company’s expectations about (i) its operations, (ii) its revenues, (iii) its markets, (iv) the technical capabilities of the Company’s APSTAR System, (v) its funding needs, (vi) its funding sources, (vii) its prospects, (viii) regulatory matters, (ix) the pricing of its services, (x) its competitors and their services and (xi) actions of Company’s suppliers, vendors, and service providers.

     Forward looking statements are inherently predictive and speculative and Company cannot assure you that any forward looking statements will prove to be correct. Actual results are likely to be materially different from those expressed or implied by forward looking statements. In particular, forward looking statements are based on a number of assumptions about future events, including the assumption that there will be a sufficient number of customers for, and continued demand for usage of, the Company satellites’ transponders to generate revenues in the amounts and at the times anticipated by Company.

     In reviewing the information contained in this Form 20-F (including the forward looking statements) you should recognize that factors which may cause Company’s results of operation to differ materially from those expressed or implied by such forward looking statements include, but are not limited to, (i) Company’s capital structure and its need to use external funding sources, (ii) customer’s demand for services of Company satellites’ transponders, (iii) delays and cost overruns related to the construction, deployment and maintenance of Company’s APSTAR System, (iv) technological risks related to the development and maintenance of various components of the Company APSTAR System, (v) satellite launch, operation and maintenance risks, and (vi) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets. These and other factors discussed elsewhere herein, including under the heading “Risk Factors” above, could result in the forward looking statements proving to be inaccurate may materially affect Company’s operations.

Other

     Exchange Rates

     Substantially all of APT’s historical revenues from transponder leasing, premiums for satellite launch and in-orbit insurance coverage, debt service and capital expenditures have been denominated in US Dollars. The remaining revenues and expenses have been primarily denominated in Hong Kong Dollars, which are fully convertible into US Dollars, and the exchange rates for that currency against the US Dollar have been pegged since 1983. As the exchange rate between the Hong Kong Dollar and the US Dollar has been pegged, the Company does not engage in or plan to engage in hedging activities to offset risks of exchange rate fluctuations. There can be no assurance that the exchange rates will remain stabilized in the future. See “Exchange Rate Information.” On December 31, 2002, all of the Company’s material contracts and obligations were denominated in US Dollars.

     Inflation

     Inflation has not materially affected the Company’s operations during its operating history.

     Taxation

     The Company’s profits for the year ended December 31, 2002, which are deemed to be Hong Kong-sourced are subject to Hong Kong profits tax, which was levied at the rate of 16% in 2002, 2001 and 2000. Offshore interest income derived by the Company is not subject to Hong Kong profits tax.

     The overseas withholding tax is currently charged at the rate of 10% on rental income in 2002, 2001 and 2000, respectively.

     A subsidiary of the Company in the PRC is currently subject to PRC income tax and charged at the rate of 15% in Shenzhen in 2002 and 2001.

     US GAAP Reconciliation

     The Company’s financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain material respects from US GAAP. Differences which have a significant effect on the consolidated net income and shareholders’ equity are set forth in Note 26 to the Audited Consolidated Financial Statements.

Item 6. Directors and Officers of Registrant

     A majority of the Company’s current executive officers were originally seconded from affiliates of the Principal Shareholders, principally affiliates of ChinaSat, SingaSat and China Aerospace. A majority of APT’s technical and engineering staff employed at the Satellite Control Center in Tai Po were seconded from affiliates of ChinaSat, and China Aerospace and became employees of the Company.

     The directors and executive officers of APT Holdings are set forth below.

			Date First
			Elected or
Name	Age	Position	Appointed

Executive Directors
Chen Zhaobin	47	Director and President	2001
He Dongfeng	37	Director (appointed July 5, 2002) and Vice President (appointed August 13, 2002)	2002
Cui Xinzheng	49	Director and Vice President	2001
Non-executive Directors
Liu Ji Yuan	69	Chairman	1998
Zhou Ze He	61	Vice Chairman	1998
Wong Hung Khim	64	Director	1993
Lim Toon	60	Director	1993
Hsu Chih Chang	44	Director	1996
Wu Zhen Mu	57	Director	1998
Wu Jinfeng	42	Director (appointed February 10, 2001)	2001
Lim Shyong	52	Director (appointed March 21, 2001)	2001
Tay Chek Khoon	52	Director (appointed March 21, 2001)	2001
Wu Hongju	41	Director (appointed November 15, 2002)	2002
Yin Yen-liang	52	Director (appointed January 16, 2003)	2003
Lim Bee Ling	38	Alternate to Tay Chek Khoon (appointed as alternate director to Tay Chek Khoon on March 21, 2001).	2000
Chen Chi-chuan	45	Alternate to Yin Yen-liang (appointed as alternate director to Yin Yen-liang on January 16, 2003)	2003
Independent Non-executive directors
Yuen Pak Yiu, Philip	67	Director	1996
Huan Guocang	53	Director (appointed August 27, 2002)	2002
Executive Officers
Kwok Kah Wai, Victor	47	Vice President	2001
Lo Kin Hang, Brian	46	Vice President & Company Secretary	2002/1996
Wu Shou Kang	63	Chief Engineer	2001

Executive Directors

     Mr. CHEN Zhaobin, aged 47, was appointed as the Executive Director and President of the Company in February 2001. He is responsible for the overall management of the Company. He graduated with a Bachelor’s Degree in Engineering from the Beijing University of Posts and Telecommunications in 1982 and accredited as a Senior Engineer. He held the posts of Deputy General Manager of China Telecommunications Broadcast Satellite Corporation (“ChinaSat”), Vice-Chairman and President of China Telecom (Hong Kong) Limited (presently known as China Mobile (Hong Kong) Limited) and China Telecom (Hong Kong) Group Limited, Director and Deputy President of Telpo Communications (Group) Limited, and the Deputy Director of the Office of Coordination

Production of the Ministry of Posts and Telecommunications of the PRC (presently known as Ministry of Information Industry (“MII”)). Mr. Chen has many years’ experience in the post and telecommunication fields and in corporate management.

     Mr. HE Dongfeng, aged 37, was appointed as Executive Director and Vice President of the Company in July 2002. He graduated with double Bachelor’s Degrees in Engineering from Jilin University of Technology. He then graduated with a Master’s Degree in Engineering from Beijing Institute of Technology. He is now studying in Beijing Normal University for a Ph.d. in Economics. He has served for the China Aerospace Corporation (presently known as China Aerospace Science & Technology Corporation) since 1989. At various times, he has served as Deputy Section Head, Section Head, Branch Factory Head, Deputy General Manager & General Manager of Capital Aerospace Machinery Corporation. In January 2002, he was appointed as the Vice President of China Academy of Launch Vehicle Technology.

     Mr. CUI Xinzheng, aged 49, was appointed as the Executive Director and Vice President of the Company in February 2001. He is responsible for the daily management and administrative issues of the Company. He has served as the Director of General Office, Deputy Director of ChinaSat and Deputy Director of Research Division of Beijing Micro-Electronics Technology Institute. He graduated from Graduate School of Chinese of Social Sciences Academy. He has 30 years’ experience in economics management and has much experience in the operation of satellite telecommunications.

Non-Executive Directors

     Mr. LIU Ji Yuan, aged 69, was appointed as the Chairman of the Company in June 1998. Mr. Liu graduated from Bowman Polytechnic University, Moscow, USSR (presently known as Russia) majoring in automatic and remote control, and obtained a Master’s degree in 1960. After graduation, he was appointed consecutively as a Deputy Director and Director of the Twelfth Research Institute of the Seventh Ministry of Machinery Industry, Vice President of the China Academy of Launch Vehicle Technology under the Ministry of Astronautics and accredited as a Senior Engineer from May 1983 to March 1984, the Vice Minister of the Ministry of Astronautics and accredited as a Research Fellow from April 1984 to March 1988, and the Vice Minister of the PRC Ministry of Aerospace Industry (later known as China Aerospace Corporation) from April 1988 to April 1993. In April 1993, Mr. Liu was appointed as the Administrator (Ministerial) of China National Space Administration (CNSA), as well as the President of China Aerospace Corporation. In 1988, Mr. Liu was granted the award of National Outstanding Young and Middle-aged Expert in the PRC. In the same year, he was appointed as a visiting professor of Harbin Institute of Technology, Beijing University of Aeronautics and Astronautics, and Beijing Information Control Institute. After 1993, Mr. Liu was also appointed as the President of the Chinese Society of Astronautics, Member of International Academy of Astronautics, President (third-term) of China Automatic Measurement and Control Association, Honorary Chairman of China Aerospace Industrial and Entrepreneurial Management Association, and Honorary Chairman of China Aerospace International Holdings Limited.

     Mr. ZHOU Ze He, aged 61, was appointed as the Vice Chairman of the Company in June 1998. Mr. Zhou graduated from Chongqing University of Posts & Telecommunications in 1964. Then he participated in education and scientific research in telecommunication. In 1972, he was appointed as Deputy Director and Deputy Director General of MII of the PRC. In 1988, he was appointed as the Deputy Director General of the Beijing Telecommunications Administration in charging of development, planning, construction and management of Beijing’s telecommunication. He also acted concurrently as a director of Beijing International Exchange Systems Inc. In 1993, he was appointed as the President of China National Posts & Telecommunications Industry Corporation. During this period, he promoted the rapid development and enterprises reformation in telecommunication industry. He successfully established joint ventures with international renowned telecommunication companies and completed the reformation of Shanghai Posts & Telecommunications Appliances Factory and Chengdu Cable Factory of MII and listed their shares on foreign stock market. He was also the first Chairman of the Chengdu Cable Company Limited, the first company of MII that successfully listed on foreign stock market. In March 1995, he was transferred to ChinaSat as President, endeavoring to the development of Chinese space segment resources and the planning of new projects, such as satellite mobile telecommunications and high speed digital satellite telecommunications. In May 1998, Mr. Zhou was appointed as Chairman (first term) of Asia

Pacific Mobile Telecommunications (APMT).

     Mr. WONG Hung Khim, aged 64, was appointed as a Director of the Company in October 1996 and has been a Director of APT since February 1993. He graduated from the University of Singapore with Honors in Physics and attended the Advanced Management Program at Harvard Business School. He spent two years in teaching before joining the Administrative Service of Singapore in 1966. Mr. Wong began his service in the then Ministry of Social Affairs (“MSA”) and later became the Deputy Secretary of the Ministry of Labor. In 1974, he served first as a General Manager and then Executive Director of Singapore Bus Service Ltd. He was the Executive Director of the Port of Singapore Authority from 1979 to 1987. From 1984 to 1987, Mr. Wong was Permanent Secretary of MSA, which subsequently became the Ministry of Community Development. From July 1987, he was appointed the President and CEO of the Telecommunication Authority of Singapore and oversaw its privatization into Singapore Telecommunications Limited (Singapore Telecom) in October 1993. Mr. Wong was appointed President and CEO of Singapore Telecom in March 1992. From May 1995 to September 2000, he served as the Deputy Chairman of Singapore Telecom. From November 3, 1993 to December 31, 1997, Mr. Wong served as Chairman of Jurong Town Corporation. In recognition of his services, Mr. Wong was awarded a Public Administration Meritorious Services Medal in 1992. Mr. Wong is currently the Group Chairman and Chief Executive Officer of Delgro Corporation Limited (formerly known as Singapore Bus Service (1978) Ltd.).

     Mr. LIM Toon, aged 60, was appointed as a Director of the Company in October 1996 and has been a Director of APT since February 1993. In 1966, Mr. Lim graduated from the University of Canterbury in New Zealand, with a first class honors degree in Engineering. In 1975, Mr. Lim obtained a Postgraduate Diploma in Business Administration from the University of Singapore. He attended the Advanced Management Program at Harvard Business School in 1992. He has been the Chief Operating Officer of Singapore Telecom since April 1999 and has worked for Singapore Telecom since 1970, serving in various appointments of engineering, radio services, traffic operations, personnel, training and information systems departments. He was appointed Executive Vice President of Network Services in April 1989 and Executive Vice President of International Services in April 1994. He was awarded the Efficiency Medal in 1978 and the Public Administration Medal (Gold) in 1991 by the Singapore government. He is presently a Director of a number of overseas companies.

     Mr. HSU Chih Chang, aged 44, was appointed as a Director of the Company in October 1996 and has been a Director of APT since September 1996. Mr. Hsu graduated with a Master’s degree in Business Administration from National Taiwan University in 1983 and a Doctoral Degree in Managerial Economics and Decision Sciences from Northwestern University in 1989. Mr. Hsu was a part-time Associate Professor in the Department of Financial Administration, National Chengchi University, Taiwan in 1989. From 1989 to 1991, Mr. Hsu served as a Special Assistant to the President of the Ruentex Industries Ltd. From 1991 to 1995, he was the General Auditor of the Ruentex Industries Ltd. Mr. Hsu is now a Special Assistant to the Chief Executive Officer of the Ruentex Group (Ruentex Construction & Development Company Limited and its affiliates), a Managing Director of the China Development Corporation and an Associate Director of the Yin Shu Tien Memorial Hospital Shu-Tien Urology & Ophthalmology Clinic in Taiwan.

     Mr. WU Zhen Mu, aged 57, was appointed as a Director of the Company in June 1998. Mr. Wu graduated in Manufacturing Engineering of the Beijing Institute of Aeronautics in 1969 and obtained a Master’s degree in Electro-Mechanical Automation in the same institute in 1981. He was a lecturer in Zhengzhou Institute of Aeronautics from 1970 and 1979 and had been a lecturer, associate Professor and Professor in Beijing University of Aeronautics and Aerospace from 1982 to 1993. Since then, he has been appointed as a Professor of the Commission of Science and Technology of China Aerospace Corporation.

     Mr. WU Jinfeng, aged 42, was appointed as Director of the Company in February 2001. He graduated from University of Science & Technology of China in 1983 and from Guanghua School of Management, Beijing University in 2000. He possesses a Master’s degree in Business Administration, and Senior Engineer. He is the Deputy General Manager of ChinaSat and is responsible for the development of and control of satellite systems and business and market development of satellite telecommunications. He was previously the General Manager of the Satellite Business Division and the Deputy Director of the Telecommunications Division of ChinaSat. He also taught at the University of Science & Technology of China. He has significant experience in the operation of satellite telecommunication and corporate management.

     Mr. LIM Shyong, aged 52, was appointed as Director of the Company on March 21, 2001. Mr. Lim joined Singapore Telecom in 1972, after graduating from the University of Singapore with an Electrical Engineering Degree. Mr. Lim’s experience in Singapore Telecom has extended widely ranging from domestic telecommunication network engineering, national wireless services sales to international telecommunication businesses. In the International Carrier business, he had established relations with important foreign partners and carriers to introduce SingTel’s voice and data services globally as well as establishing Singapore Telecom’s own voice nodes in the liberalized markets. He was also responsible in setting up Singapore Telecom’s network of oversea offices in Asia, Europe and North America. In the last three years, Mr. Lim established Singapore Telecom’s wholly owned and controlled Global Network Infrastructure for voice and data services as well as deploying it for IP peering in Asia, Europe and the US. He was also involved in the successful launch of Singapore’s first satellite, ST-1 in August 1998. In 1981, Mr. Lim was awarded the French Government Scholarship to pursue the MBA program at INSEAD (European Institute of Business Administration). In 1991, he was awarded the Public Administration Medal by the Singapore Government for his contributions to the development of Singapore’s telecommunications industry. He is currently Executive Vice President of Global Business of Singapore Telecom and the Chairman of the Board of C2C Private Limited.

     Mr. TAY Chek Khoon, aged 52, was appointed as Director of the Company on March 21, 2001. Mr. Tay joined Singapore Telecom in 1975, after graduating from the University of Liverpool, United Kingdom with an Engineering Degree. After an extensive training program in Pulse Code Modulation projects and satellite communication work, he was posted to Washington, DC, in 1982 to represent the Intelsat ASEAN Group as the Resident Alternate Governor. Mr. Tay’s extensive telecommunication experience in Singapore Telecom ranged from media planning for both international submarine cable and satellite network systems to international carrier business. He was Director of International Carrier Business from 1995 where he also obtained the Certificate of International Management from INSEAD. In 1997, he was the Managing Director of International Operations responsible for set-up and management of Singapore Telecom’s 18 overseas offices to provide regional support for Singapore Telecom’s corporate clients. In 2000, he was the Vice President of Wholesale Account Management, responsible for managing Singapore Telecom’s relations with other telecommunication carriers and also managing international and domestic wholesale business. He is now the Vice President of Satellite Business and Global Management responsible for all the satellite business and infrastructure in Singapore Telecom including the international gateways and global voice network.

     Mr. WU Hongju, aged 41, was appointed as Director of the Company in November 2002. After graduation with a major in radio technology from Beijing Polytechnic University in 1984, he started his career in R&D in No. 502 Research Institute of the then Ministry of Aerospace Industry of China. From 1991 onward, he held such posts as Office Assistant of the Aerospace Foreign Trade Coordination Team of the former Ministry of Aviation & Aerospace of China, Assistant of General Planning & Development Bureau of the former China Aerospace Corporation, Vice President of China APMT Company, Vice President of Singapore APMT Company, Division Director of Investment Management Division of Business Investment Bureau of China Aerospace Science & Technology Corporation, and Vice President of Beijing Aerospace Satellite Application Company. He has acquired significant experience in business trading, capital management and radio technology throughout his career.

     Mr. YIN Yen-liang, aged 52, was appointed as a Director of the Company in January 2003. Mr. Yin graduated with an MBA Degree from National Taiwan University in 1983 and received a Ph.D. in Business Administration from National Chengchi University in 1987. He has been President of the Ruentex Group since 1994 and concurrently holding the position of Executive Director of SinoPac Holdings Co., Ltd., Executive Director of Bank SinoPac, Director of Acer Incorporate, Chairman of Aetna SinoPac Credit Card Company Limited.

     Ms. LIM Bee Ling, aged 38, was appointed as an Alternate Director of the Company to Tay Chek Khoon in March 2001. She was a Director of the Company from November 2000 to March 2001. Ms. Lim graduated from the National University of Singapore in 1987 with a Second Class Honors Degree in Accountancy. She was with the Monetary Authority of Singapore before joining Singapore Telecom in 1991. She obtained her Chartered Financial Analyst qualification in 1995. Ms. Lim is now the Treasury Director of Singapore Telecom, in charge of cash and investment management, financing, foreign exchange, insurance and risk management for the Singapore Telecom Group.

     Mr. CHEN Chi-chuan, aged 45, was appointed as an Alternate Director to Mr. Yin Yen-liang, the director of the Company, in January 2003. Mr. Chen graduated with an MBA Degree from National Taiwan University in 1982. He has substantial experience in the securities investment sector, having held the positions of Deputy Director of Yong Foong Yu Paper Manufacturing Co., Ltd. and Deputy General Manager of Kwang Hua Securities Investment & Trust Co., Ltd. At present, Mr. Chen is the Managing Director of China Development Financial Holdings Corporation and China Development Industrial Bank.

Independent Non-Executive Directors

     Mr. YUEN Pak Yiu, Philip, aged 67, was appointed as an Independent Non-executive Director of the Company in October 1996. He graduated from Law School in England in 1961 and commenced the practice of law in Hong Kong in 1962. In 1965, he established his solicitors’ firm, Yung, Yu, Yuen & Co., and now is the principal partner in the firm. Mr. Yuen has over 30 years’ experience in the legal field and has been a Director of a number of listed companies including Henderson Investment Limited, Henderson China Holdings Limited, Melbourne Enterprises Limited, Cheerful Holdings Limited, Tsingtao Brewery Company Limited, Guangzhou Shipyard International Company Limited and Oriental Metals (Holdings) Company Limited. He is a Director of the China Appointed Attesting Officers Association in Hong Kong, a Standing Committee Member of the China Chamber of Commerce of Hong Kong, a Member of the National Committee of Chinese Peoples’ Political Consultative Conference, an Arbitrator at the China International Economic & Trade Arbitration Commission and an Adviser of Hong Kong Affairs to the PRC government.

     Mr. HUAN Guocang, aged 53, was appointed as an Independent Non-executive Director of the Company in August 2002. He is the Head of Investment Banking, Asia Pacific of The Hongkong and Shanghai Banking Corporation Limited (“HSBC”). Before joining HSBC, he was Managing Director and Co-Head of Investment Banking, Asia Pacific of Salomon Smith Barney. Dr. Huang has more than 15 years of investment banking experience and has held senior positions at the Brookings Institution, the Atlantic Council of the U.S., J.P. Morgan & Co., BZW Asia Limited, and Columbia University. Dr. Huan holds a Ph.D. in International Political Economy from Princeton University, Master of Arts in International Relations from Columbia University and Master of Arts in International Economics from the University of Denver.

Senior Management

     Mr. KWOK Kah Wai, Victor, aged 47, joined the Company on March 17, 2001. Mr. Kwok is responsible for Marketing and Sales division of the Company. Prior to joining APT, Mr. Kwok was the Managing Director of Global Services Development in Singapore Telecom, Mr. Kwok established the Singapore Telecom’s global communication network and services, ConnectPlus, as well as Singapore Telecom’s global internet backbone to US and the Asian region, SingTel IX. Mr. Kwok has also been active in the alliance development works during this period. Mr. Kwok has been with Singapore Telecom for the last twenty years and has held management positions in Corporate Product Marketing and Corporate Account Management. Mr. Kwok has been seconded to be the Managing Director of STI Svenska in 1995 and Acting CEO of SingCom, Australia in 1994. Mr. Kwok graduated from National University of Singapore with an Honors Degree in Electrical Engineering and an MBA degree in 1981 and 1987 respectively. Mr. Kwok also attended Harvard Business School’s International Senior Management Program in May, 1993.

     Mr. LO Kin Hang, Brian, aged 46, has been the Vice President of the Company since April 2002 and Company Secretary since October 1996. Prior to that he was the Assistant to the President (since December 1997). Mr. Lo joined the Company in September 1996. He graduated with an Associateship in Production and Industrial Engineering and a M.Sc. Degree in Information Technology from Hong Kong Polytechnic University, and an MBA Degree from the University of Wales, UK. He has attained several professional qualifications including Chartered Engineer, Member of the Institute of Electrical Engineers, and is a Fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom and a Fellow of the Hong Kong Institute of Company Secretaries. Prior to joining the Company, he was a Director and senior management executive responsible for financial and investment management and the company secretary of a publicly listed company in Hong Kong. Mr. Lo has over 15 years’ experience in corporate and project management, including telecommunication projects.

     Mr. WU Shou Kang, aged 63, has been the Chief Engineer of the Company since February 2001. He joined the Group in 1993. Mr. Wu graduated from Beijing Institute of Post & Telecommunications in 1963 and served for the First Institute of Research of Ministry of Post and Telecommunications of the PRC in the same year. Since 1972, he had organized and participated in satellite telecommunication research in various topics such as transmission, equipment development, the design of satellite telecommunication network of the PRC, commissioning and technical support. During that period, he was designated as senior engineer and he was also awarded the Government Special Incentive and the Certificate from the State Council of PRC for his contributions to the development of science and technology in PRC. He has been the tutor of the research students of Professional Master of Satellite Telecommunication network.

Compensation

     In the annual general meeting of the Company held on May 22, 2001, a resolution was adopted, terminating the Share Option Scheme which was originally adopted on December 3, 1996 ( “Scheme 1996”). No options had ever been granted under Scheme 1996. At the same annual general meeting, the Company approved and adopted a new share option scheme (“Scheme 2001”). In compliance with the new requirements of the Listing Rules in September 2001, the Company adopted another new share option scheme (“Scheme 2002”) at its 2002 annual general shareholders meeting, whereupon Directors shall only grant new options under Scheme 2002. Since then, no further options were granted under Scheme 2001 and all the options granted under Scheme 2001 shall however remain valid until their expiry.

     Under Scheme 2001, on June 19, 2001, the Company granted a total of 14,650,000 share options, exercisable within the period from May 22, 2003 to May 21, 2011 and all at an exercise price of HK$2.765. The grantees paid a nominal consideration of HK$1 each. No options have been granted under Scheme 2002 since its adoption. Since the adoption of Scheme 2002, no options have been granted under Scheme 2001, nor does the Company plan to grant any more options under such plan. As at December 31, 2002, the total number of outstanding options under the existing share option schemes (including Scheme 2001 and Scheme 2002) that have been granted and not yet exercised equals 14,650,000, which represents 3.55% of the issued share capital of the Company. Furthermore, under Scheme 2002, save for a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates according to the Listing Rules, the total number of shares (the “Shares”) to be issued upon exercise of the options granted to each eligible person (including both exercised and outstanding options) in any 12-month period shall not exceed 1% of the Shares in issue. The exercise price (subscription price) shall be such price as determined by the Board of directors in its absolute discretion at the time of the making of the offer but in any case the exercise price shall not be lower than the highest of (i) the closing price of the shares as stated in The Stock Exchange of Hong Kong Limited’s (“Stock Exchange”) daily quotations sheet on the date of the offer of grant, which must be a trading day; (ii) the average closing price of the shares as stated in the Stock Exchange’s daily quotations sheets for the five trading days immediately preceding the date of the offer of grant; and (iii) the nominal value of a share. Whereas under Scheme 2001, the maximum entitlement of each eligible person was that the Shares issued or issuable under all options granted to such eligible person (including both exercised and outstanding options) upon such grant being made shall not exceed 25% of the Shares of the Company for the time being issued and issuable under Scheme 2001. In addition, the subscription price was determined by the Board of Directors on a case-by-case basis and will not be less than the nominal value of the Shares nor at a discount of more than 20% below the average closing price of the Shares on the Stock Exchange as stated in the Stock Exchange’s daily quotation sheets on the five dealing days immediately preceding the date on which the invitation to apply for an option under Scheme 2001.

     In an effort to continue to provide incentives or rewards to the employees of the Company and in compliance with the new requirements in respect of the share option scheme of the Listing Rules of the Stock Exchange, which took effect on September 1, 2001, the Company proposed to the shareholders the adoption of Scheme 2002. Scheme 2002 was approved at the annual general shareholders meeting. Since its adoption, options are to be granted only Scheme 2002 and no longer under Scheme 2001. Nevertheless, Scheme 2001 will remain effective and the options granted on June 19, 2001 under Scheme 2001 will remain valid.

     Scheme 2002, the detail of which was contained in the circular dispatched to the shareholders of the Company and which was adopted in the annual general meeting on May 22, 2002, is substantially similar to the Scheme 2001 except for certain significant and important difference, which are described in Item 6 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.

     Scheme 2002 will remain in force for a period of 10 years commencing from May 22, 2002 until May 21, 2012. The shares allotted upon the exercise of options under Scheme 2002 will be subject to all the provisions of the By-laws of the Company and will rank pari passu in all respects with all the fully paid shares in issue.

     The aggregate compensation paid by the Company to all directors and officers for the year ended December 31, 2002 was approximately HK$15.6 million, which includes payment of HK$2.3 million to a holding company of a shareholder of the Company, HK$0.5 million for retirement benefits contributions and HK$100 thousand for performance related incentive payments.

     None of the Company’s directors and officers or affiliate of such person is or has been indebted to the Company or any of its subsidiaries at any time since the beginning of the last completed fiscal year.

Board Practices

     Mr. Chen Zhaobin, Mr. Cui Xinzheng and Mr. He Dongfeng have entered into service contracts with the Company for an initial term of three years, commencing February 10, 2001, February 1, 2001 and August 13, 2002 respectively, and continuing thereafter until terminated by either party giving to the other not less than six months’ notice.

     Except as disclosed above, no Director has a service contract with the Company or its subsidiaries, which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

     The term of office of all directors except the Chairman of the Board, Mr. Liu Ji Yuan, and the President, Mr. Chen Zhaobin, is the period up to their retirement in accordance with Article 86(2) and 87 of the Company’s by-laws.

     The Audit Committee was formed by the Company on July 31, 1999. The Audit Committee consists of two independent non-executive directors, Mr. Yuen Pak Yiu, Philip (the Chairman of the Audit Committee) and Mr. Huan Guocang. Under its terms of reference, the Audit Committee is authorized by the Board of Directors to investigate any activity within its terms of reference and to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Audit Committee. It can also obtain support from outside legal or other independent professional advisors and experts. The Audit Committee shall meet at least twice a year and its duties are summarized as below:

—	to consider the appointment of the external auditor;

—	to review the half-year and annual financial statements;

—	to discuss problems and reservations arising from the interim and final audits; and

—	to consider the major findings and internal investigations and management’s response.

Employees

     Including the executive directors and senior management of the Company, as of December 31, 2002, the Company had 156 full-time employees, of which 30 employees were in management, 126 were in engineering and operations, marketing, accounting and administration. The significant increases in the number of full-time employees in the year 2002 due to the consolidation of CTIA VSAT Network Limited (“CTIA”) pursuant to the increase of the Company’s interest in CTIA from 40% to 60% in the year 2002, such that CTIA became a subsidiary of the Company The management of the Company will continue to closely monitor the number of employees ensuring that it is compatible and in line with the development and needs in the corporate strategies of the APT Group. The Company believes that its relations with its employees are good. A majority of APT’s technical and engineering staff employed at the Satellite Control Center in Tai Po were originally seconded from affiliates of ChinaSat and China Aerospace..

     APT emphasizes the training of its technical personnel. During 2002, APT organized several different training programs for new employees and existing staff. The in-house training programs cover a broad spectrum of topics including theories, operational techniques, and new technological development in satellite telemetry and control, transponder management, satellite communications, TT&C equipment operation, and computer systems. Further, a significant number of its engineers received training at either Boeing Satellite Systems (formerly known as Hughes Space and Communications Company) or SS/Loral in the United States for periods ranging from two weeks to a year or receive on-site training from Boeing Satellite Systems or SS/Loral in Hong Kong. APT also developed an in-house training program to train new personnel. In order to provide training opportunities for satellite controllers, APT purchased a Hughes HS-376 dynamic satellite simulator which simulates the in-orbit flight status of APSTAR I and APSTAR IA and ordered an SS/Loral dynamic satellite simulator for APSTAR IIR. The Company employs this satellite dynamic simulator and other equipment and facilities for its in-house training programs.

     The Company is also sending relevant staff members to receive training in digital TV broadcasting services at various vendors’ facilities in the United States . The Company also held digital TV broadcasting services training courses, in association with these vendors, for employees of its Satellite Control Center in Tai Po on site.

     In December 2000, the Company changed its retirement benefits scheme to a Mandatory Provident Fund (“MPF”) pursuant to the MPF Legislation regulated by the Mandatory Provident Fund Schemes Authority in Hong Kong, effective from December 1, 2000. In compliance with the MPF Legislation, the Company is required to participate in the MPF Scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees.

Share Option Schemes

     On May 22, 2002, the Company adopted Scheme 2002 and, from the date of such adoption, no further options are to be granted under Scheme 2001. Under Scheme 2001, on June 19, 2001, a total of 14,650,000 share options granted by the Company to the Eligible Employees, exercisable during the vesting period from May 22, 2003 to May 21, 2011, shall however remain valid until the expiration of their terms. During 2002, no options were granted under Scheme 2002.

Share Ownership

     As at December 31, 2002, Mr. Leng Yi Shun, Vice President of the Company, and Mr. Lo Kin Hang, Brian, Vice President and Company Secretary of the Company, had personal interests in 500 and 27,000 ordinary shares of the Company respectively.

     As at December 31, 2002, the options granted under Scheme 2001 to directors and chief executive were as follows:

Chen Zhaobin	(Executive Director & President)	2,200,000
Cui Xinzheng	(Executive Director & Vice President)	1,200,000
Leng Yi Shun*	(Vice President)	1,500,000
Lo Kin Hang, Brian	(Vice President & Company Secretary)	800,000

*	Mr. Leng Yi Shun resigned on January 7, 2003.

     All of the options indicated above, exercisable within the period from May 22, 2003 to May 21, 2011, were granted for a nominal consideration of HK$1 per grantee with an exercise price of HK$2.765 per share for the ordinary shares of the Company.

     On June 19, 2001, under Scheme 2001 the Company has granted a total of 14,650,000 options to its employees in order to provide incentives to employees for their contribution to the Group. The terms such as the exercise price and the expiration date of options are the same as the terms of the options being granted to directors and senior management indicated above.

Service Agreements

     Mr. Chen Zhaobin, Mr. Cui Xinzheng and Mr. He Dongfeng entered into service contracts with the Company for an initial term of three years, commencing February 10, 2001 February 1, 2001 and August 13, 2002 respectively, and continuing thereafter until terminated by either party giving to the other not less than six months’ notice.

     Under the service contracts, Mr. Chen, Mr. Cui and Mr. He (the “Contracted Directors”) are each entitled to a basic salary payable monthly in arrears by the Company, with such basic salary subject to annual review by the Company’s board of directors. In addition, only one of Contracted Directors is entitled to receive an annual discretionary bonus of such amount as determined by the board of directors, provided that the amount of discretionary bonus payable to the Contracted Directors by the Company in respect of any financial year shall not exceed an agreed percentage of the audited consolidated net income after taxation and minority interests but before extraordinary items of the Company for the relevant financial year. Each of the Contracted Directors is provided with housing subject to an agreed maximum amount, which maximum amount may be revised from time to time by the board of directors. Each of the Contracted Directors is also entitled to receive certain other benefits such as the use of an automobile, the provision of club memberships and medical and life insurance, and participation in the Company’s retirement scheme and any share option scheme for its employees.

     The service contracts of the Company’s executive officers have indefinite terms, except that one of the executive officers entered into service contract with the Company for an initial fixed term of three years, commencing April 8, 2002. Most of the service contracts with the Company’s executive officers may be terminated by either party giving not less than four to six months’ notice or payment in lieu of notice. Under these service contracts, each of the executive Officers is each entitled to a basic salary together with a housing allowance payable monthly in arrears by the Company and one month double pay at the end of the calendar year, with such basic salary subject to annual review by the Company. In addition, each of the executive officers is entitled to a discretionary annual bonus based upon the Company’s performance. Each of the executives officers is also entitled to receive certain other benefits such as the provision of medical and life insurance and participation in the Company’s retirement scheme and any share option scheme for employees.

     The Company entered into a secondment agreement with a holding company of a shareholder of the Company for an officer for an initial fixed term of two years commencing March 17, 2001, and continuing thereafter until terminated by either party giving notice to the other. Under the secondment agreement, the Company shall pay a fixed fee to a holding company of a shareholder of the Company for reimbursement of cost of services provided to the Company.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     Certain principal shareholders of the Company (“Principal Shareholders”) have provided substantial financial support since APT was founded, funding the design, construction and launch of APSTAR I, APSTAR IA and APSTAR IIR through equity contributions, shareholders’ loans and shareholder guarantees of bank loans used to finance or refinance the costs of satellite design, construction and launch. The Principal Shareholders have also provided significant human resources, technical and marketing support. When the Company was listed in December 1996, the Principal Shareholders of the Company were: CLTC, ChinaSat, China Aerospace, CASIL

Satellite (formerly known as Chia Tai International Company Limited), China Travel (Macau), SingaSat, and Kwang Hua. Each Principal Shareholder held one-seventh of the total issued shares of APT International in pursuance of the corporate restructuring for its initial public offering in December 1996. The entire issued share capital of APT International comprises 700 shares at US$1.00 each. China Travel (Macau) and CLTC disposed their entire interest in APT International to ChinaSat on November 30, 1999, and SingaSat on May 30, 2000, respectively. The remaining Principal Shareholders that continue to hold Ordinary Shares are tabulated in footnote 2 to the following table.

     The following table describes the ownership of our Ordinary Shares as of March 31, 2003 by (i) each person or company known by us to own more than 5% of our Ordinary Shares, and (ii) all of our directors and officers as a group.

Title of	Identity of Person	Number of	Percent of
Class	or Groups	Shares	Class(1)

Ordinary Shares	China Telecommunications Broadcast Satellite Corporation(2)(3)	67,200,000	16.29%
Ordinary Shares	China Aerospace Science & Technology Corporation(2)(4)	36,600,000	8.87%
Ordinary Shares	CASIL Satellite Holdings Limited(2)(5)	45,000,000	10.91%
Ordinary Shares	SingaSat PTE Ltd.(2)(6)	84,000,000	20.36%
Ordinary Shares	Kwang Hua Development and Investment Limited(2)(7)	30,600,000	7.42%
Ordinary Shares	Sinolike Investments Limited(5)	16,800,000	4.07%
Ordinary Shares	APT Satellite International Company Limited(2)	214,200,000	51.92%
Ordinary Shares	All Directors and Officers as a Group (21 persons)	33,000	*

*	Less than 1%

(1)	As of March 31, 2003, the total number of issued Ordinary Shares is 412,535,000.

(2)	The Principal Shareholders collectively hold in aggregate underlying ownership interests of 51.90% indirectly through APT Satellite International Company Limited (“APT International”), which holds 214,200,000 Ordinary Shares. The interest of each Principal Shareholder in APT International as of December 31, 2002 is:

ChinaSat	200 shares	28.57%
China Aerospace Science & Technology Corporation	100 shares	14.28%
CASIL Satellite Holdings Ltd.	100 shares	14.28%
SingaSat Pte. Ltd.	200 shares	28.57%
Kwang Hua Development and Investment Ltd.	100 shares	14.28%

(3)	China Telecommunications Broadcast Satellite Corporation (“ChinaSat”) is a PRC state-owned enterprise under the supervision of the MII. ChinaSat is the satellite operation arm of the MII. ChinaSat directly owns 6,000,000 Shares and indirectly owns, through its shareholdings in APT International, 61,200,000 Shares.

(4)	China Aerospace Science & Technology Corporation (“China Aerospace”), formerly China Aerospace Corporation or the PRC Ministry of Aerospace Industry, is a PRC state-owned enterprise. China Aerospace is engaged in the research, design, testing and manufacturing of launch vehicles and satellites. China Aerospace also supervises and controls China Great Wall Industry Corporation, which is responsible for the sale to foreign customers of commercial launch services effected by Long March launch vehicles. China Aerospace directly owns 6,000,000 Shares and indirectly owns, through its shareholdings in APT International, 30,600,000 Shares.

(5)	Chia Tai International Telecommunication Company Limited (“Chia Tai”) was wholly-owned by Telecom Holding Company Limited (“Telecom Holding”) which managed the investment in the Company of TelecomAsia Corporation Public Company Limited (“TelecomAsia”), a publicly listed company in Thailand.

Telecom Holding disposed the entire issued shares of Chia Tai to Sinolike Investment Limited (“Sinolike”) by a share transaction agreement on October 16, 1997. Chia Tai was renamed as CASIL Satellite Holdings Limited (“CASIL Satellite”) on May 6, 1998. Sinolike is a wholly owned subsidiary of China Aerospace International Holdings Limited (“CASIL”), which is a conglomerate listed in Hong Kong and is a 41.86% owned subsidiary of China Aerospace. CASIL Satellite directly owns 14,400,000 Shares and indirectly owns, through its shareholdings in APT International, 30,600,000 Shares. Sinolike also directly owns 16,800,000 Shares.

(6)	SingaSat PTE Ltd. (“SingaSat”) is wholly-owned by Singapore Telecommunications Limited (“SingTel”). SingTel is a telecommunications operating company and a holding company for over forty subsidiaries which provide a wide range of domestic, international and mobile telecommunications as well as postal services. SingTel is a publicly listed company in Singapore. SingaSat directly owns 22,800,000 Shares and indirectly owns, through its shareholdings in APT International, 61,200,000 Shares.

(7)	Kwang Hua Development and Investment Limited (“Kwang Hua”) is a Hong Kong incorporated venture capital company owned jointly by the Ruentex Group, one of the largest Taiwanese conglomerates, and China Development, a prominent financial and investment company in Taiwan. China Development is also an affiliate of the Ruentex Group. Kwang Hua indirectly owns, through its shareholdings in APT International, 30,600,000 Shares.

     The Principal Shareholders have entered into an agreement (the “Shareholders’ Agreement”), which governs their respective rights and obligations with respect to, among other things, their shareholdings in APT International. The Shareholders’ Agreement contains (among other things) provisions restricting the transfer or other disposal or encumbrance by any Principal Shareholder of the Shares in APT International, and granting mutual rights of pre-emption among the Principal Shareholders in the event of any proposed transfer by a Principal Shareholder of any share(s) in APT International.

     Save as the above disclosed information and to the knowledge of the Company, there are no persons or entities that beneficially own, directly or indirectly, more than 5% of the Company’s outstanding Ordinary Shares or American Depositary Receipts.

Related Party Transactions

     The Company has used China Great Wall Industry Corporation’s Long March launch vehicles to launch all of its satellites to date. The Company may enter into further launch services contracts with China Great Wall Industry Corporation (or other affiliates of China Aerospace) in respect of the Company’s future satellites. Negotiations for each of the launch services contracts with China Great Wall Industry Corporation have been conducted on an arm’s length basis and any future negotiations with China Great Wall Industry Corporation would be similarly conducted.

     Two of the Principal Shareholders or their affiliates are currently customers of APT. ChinaSat and SingTel have leased several transponders for the transmission of television programming, private networks and PSTN services on APSTAR I whereas SingTel entered into a new lease agreement with APT on April 11, 2003 for the lease of six transponders of APSTAR V through its useful life supersedes the original lease agreement dated January 8, 2001 for the lease of fifteen transponders for the remaining life of APSTAR V. Negotiations for transponder leases with these Principal Shareholders and their affiliates have been conducted on an arm’s length basis and any future negotiations would be similarly conducted. The value attributed to the transponder for the purposes of determining the portion of the aggregate contract price to be satisfied by the provision of such transponder is within the range representative of the Company’s pricing for its other customers.

     The Company is aware that ChinaSat intends to operate a PRC domestic satellite network. ChinaSat merged with OrientSat to form ChinaSat Group, which owns ChinaStar 1 and ChinaSat 6. In addition, China Aerospace holds a substantial interest in SinoSat, which owns a satellite, SinoSat-1, that is devoted largely to providing telecommunications services, data transmission and TV broadcasting. Singapore Telecom, the parent company of SingaSat, has holdings in a number of other satellite companies. As a result of satellite design and coverage, the Company does not believe such satellite companies compete with the Company, other than the ST-1 satellite system which Singapore Telecom operates and in which it has an ownership interest. The ST-1 satellite system only has the ability to compete with the Company in C-band segments of the Asia-Pacific market. Through the Telecommunications Authority of Singapore, a signatory to the Intelsat treaty, Singapore Telecom also has an interest in Intelsat.

     Other than as described above, none of the directors, their associates (as defined in the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”)) or any shareholder of the Company which to the knowledge of the directors owns more than 5% of the issued share capital of the Company has any interest in any of the Company’s five largest suppliers or five largest customers.

     Related party transactions carried out during the years ended December 31, 2000, 2001 and 2002 with shareholders and affiliates ( HK$ in thousands):

			Year ended December 31,

	Notes		2000	2001	2002

Income from leasing of transponders to certain shareholders of the Company	(i	)	6,558	20,809	34,551
Income from leasing of transponders to a holding company of a shareholder of the Company	(i	)	6,431	19,500	18,594
Income from leasing of transponders to a jointly controlled entity	(i	)	1,808	6,282	8,245
Management fee income from a jointly controlled entity	(ii	)	500	1,500	1,500
Management fee income from an associate	(iii	)	—	—	189
Facilities management services income from a jointly controlled entity	(iv	)	—	—	8,311
Interest income from jointly controlled entities	(v	)	277	2,820	—
Interest income from certain shareholders of the Company	(vi	)	6,099	—	—
Interest income from a subsidiary of a shareholder	(vii	)	1,790	995	—
Rental expenses in connection with the leasing of transponders from a shareholder of the Company	(viii	)	819	3,510	2,574
Interest paid to shareholders	(ix	)	11	—	—
Technical support services expenses paid to a shareholder of the Company	(x	)	—	4,490	—
Management fee expenses to a holding company of a shareholder of the Company	(xi	)	—	1,802	2,280

			Year ended December 31,

	Notes		2000	2001	2002

Land and buildings transferred to a jointly controlled entity	(xii	)	—	13,657	—
Payments in connection with the APSTAR V project to a shareholder of the Company	(xiii	)
— services fees			2,340	1,560	—
— deposit			7,800	—	—
Payments in connection with the APSTAR V project to a fellow subsidiary of a shareholder of the Company	(xiii	)
— service fee			—	140,166	12,324

Notes:

(i)	The terms and conditions of these transponder lease agreements are similar to those contracted with other customers of the Company.

(ii)	Management fee income arose from a reimbursement of cost of service provided to a jointly controlled entity under the agreement.

(iii)	Management fee income from an associate arose from the reimbursement of expenses paid on behalf of an associate.

(iv)	The directors consider that the facilities management service income is charged according to the terms and conditions similar to those offered to other customers.

(v)	The interest income from a jointly controlled entity arose from loans made to the entity, further details of which are disclosed in Item 18 and note 7 of the “Notes to Audited Consolidated Financial Statements”.

(vi)	The interest income arose from interest charged on overdue trade receivables under terms and conditions of transponder lease agreements which are similar to those contracted with other customers of the Company.

(vii)	The interest income is calculated at 4.25% per annum on the outstanding principal.

(viii)	The directors consider that the terms and conditions of these transponders lease agreements are similar to those offered to other customers by the lessor.

(ix)	The interest paid to shareholders is calculated at six months LIBOR.

(x)	The directors consider that the technical support services expenses were charged according to prices and conditions similar to those offered to other customers by the service provider.

(xi)	Management fee expenses arose from a reimbursement of cost of services provided from the holding company of a shareholder of the Company.

(xii)	The land and buildings were transferred at the net book value at the date of transfer.

(xiii)	The directors consider that the service fee was charged according to prices and conditions similar to those offered to other customers by the launch service provider.

     At the balance sheet date, the Group had the following amounts included in the balance sheet in respect of amounts owing by and to related parties (in HK$ thousands).

			Deposits,		Other		Rentals received
	Trade		prepayments		payables and		in advance
	receivables		and other receivables		accrued charges		and deferred income

	2001	2002	2001	2002	2001	2002	2001	2002

Jointly controlled entities	—	101	36,471	52,215	3,329	1,590	—	—

Certain shareholders of the Company	11,098	53	956	—	4,594	4,665	21,309	12,638

Holding company of a shareholder of the Company	—	—	—	—	35,112	31,862	—	1,113

Shareholder of a jointly controlled entity	—	—	4,673	4,673	—	—	—	—

At December 31, 2001 and 2002, the Company had an outstanding commitment to pay an additional service fee to a fellow subsidiary of a shareholder of the Company amounting to HK$330.2 million and HK$317.9 million (US$40.8 million), respectively.

Item 8. Financial Information

     See Item 18 for presentation of the Company’s financial statements.

Item 9. The Offer and Listing

     The Company’s Ordinary Shares are listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). The Hong Kong Stock Exchange is the principal non-United States trading market for the Company’s Ordinary Shares. The table below details, for the periods indicated, the high and low market prices of the Ordinary Shares on the Hong Kong Stock Exchange.

	High (HK$)	Low (HK$)

1998	12.800	2.300
1999	6.800	2.380
2000	8.450	4.250
2001
—Quarter ended March 31	3.750	2.800
—Quarter ended June 30	4.600	2.875
—Quarter ended September 30	3.850	2.200
—Quarter ended December 31	4.000	2.375
2002
—Quarter ended March 31	3.600	3.000
—Quarter ended June 30	3.175	2.800
—Quarter ended September 30	3.025	1.680
—Quarter ended December 31	1.750	1.390
—December	1.650	1.390
2003
—January	1.830	1.420
—February	1.620	1.500
—March	1.550	1.250
—April	1.400	1.020
—May	1.800	1.080

     In addition, the Company’s ADSs are listed on the New York Stock Exchange (“NYSE”) under the symbol ATS. Each ADS represents eight Ordinary Shares. The Bank of New York serves as depositary (the “Depositary”) with respect to the ADSs trading on the NYSE. According to information furnished to the Company by the Depositary, as of March 31, 2003, there were 43 holders of records of ADSs with addresses in the United States and such holders owned an aggregate of 4,972,164 ADSs. The table below are the details for the periods indicated the high and low market prices of the ADSs on the NYSE.

	High (US$)	Low (US$)

1998	14.0000	2.0000
1999	7.1250	2.4375
2000	9.2500	4.3750
2001
—Quarter ended March 31	4.0400	2.7000
—Quarter ended June 30	4.3500	2.8000
—Quarter ended September 30	3.9900	2.1500
—Quarter ended December 31	3.7300	2.3000
2002
—Quarter ended March 31	3.6000	3.1000
—Quarter ended June 30	3.1900	2.8000
—Quarter ended September 30	2.9700	1.7600
—Quarter ended December 31	2.0000	1.1500
—December	2.0000	1.5000
2003
—January	2.0500	1.6100
—February	1.8000	1.5300
—March	1.6000	1.3800
—April	1.5900	1.1000
—May	2.2400	1.2100

Item 10. Additional Information

Memorandum of Association and By-laws

Organization and Register

     The Company was incorporated in Bermuda on the 17th Day of October, 1996 in accordance with The Companies Act. The Register of the Company is maintained by the Bermuda Register of Companies with registration number EC 22483.

Objects and Purposes

     The objects for which the Company is formed and incorporated as provided for in Clause 6 of the Memorandum of Association are to:

1)	to act and to perform all the functions of a holding company in all its branches and to co-ordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which the Company or any subsidiary company is a member or which are in any manner controlled directly or indirectly by the Company;

2)	to act as an investment company and for that purpose to acquire and hold upon any terms and, either in the name of the Company or that of any nominee, shares, stock, debentures, debenture stock, annuities, notes, mortgages, bonds, obligations and securities, foreign exchange, foreign currency deposits and commodities, issued or guaranteed by any company wherever incorporated or carrying on business, or by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, by original subscription, tender, purchase, exchange, underwriting, participation in syndicates or in any other manner and whether or not fully paid up, and to make payments thereon as called up or in advance of calls or otherwise and to subscribe for the same, whether conditionally or absolutely, and to hold the same with a view to investment, but with the power to vary any investments, and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof, and to invest and deal with the moneys of the Company not immediately required upon such securities and in such manner as may be from time to time determined;

3)	as set out in paragraphs (b) to (n) and (p) to (u) inclusive of the Second Schedule to The Companies Act 1981.

Directors

     When a Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board of the Company (the “Board”) at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any case at the first meeting of the Board after he knows that he is or has become so interested. A Director shall not vote nor be counted in the quorum on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he is materially interested, and if he shall do so his vote shall not be counted and he shall not be counted in the quorum of such resolution of the Board. But this prohibition shall not apply to any of the following matters:

(i)	any contract or arrangement for the giving by the Company or any of its subsidiaries of any security or indemnity to the Director in respect of money lent by him or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries;

(ii)	any contract or arrangement for the giving by the Company or any of its subsidiaries of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has himself assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii)	any contract or arrangement by a Director to subscribe for shares or debentures or other securities of the Company or any of its subsidiaries to be issued pursuant to any offer or invitation to the members or debenture holders or to the public which does not provide the Director any privilege not accorded to any other members or debenture holders or to the public;

(iv)	any contract, arrangement or proposal concerning an offer of the shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(v)	any contract or arrangement in which the Director is interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his interest in shares or debentures or other securities of the Company or any of its subsidiaries;

(vi)	any contract, arrangement or proposal concerning any company in which he is interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which he is beneficially interested in shares of that company provided that the Director together with any of his associates (a company shall be deemed to be a company in which a Director together with any of his associates has an interest of 5% or more if any so long as he and his associates are the holders of or beneficially interested in 5% or more of the issued shares of any class of the equity capital of the Company except shares held by a Director as bare or custodian trustee and in which he has no beneficial interest) is not beneficially interested in 5% or more of the issued shares or of the voting rights of any class of shares of the Company; or

(vii)	any proposal or arrangement for the benefit of employees of the Company or its subsidiaries or its associated companies including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both the directors and employees of the

Company or of any of its subsidiaries or its associated companies and does not give the Director any privilege or advantage not accorded to the employees to whom such scheme or fund relates; or

(viii)	any proposal concerning the adoption, modification or operation of any share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of the employees of the Company or its subsidiaries or its associated companies under which the Director may benefit it.

     As to the question of the materiality of the interest of a Director or as to the entitlement of any Director to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive.

     The ordinary remuneration of the Directors shall from time to time be determined by the Company in general meeting. Each Director shall be entitled to be prepaid or repaid all traveling, hotel and incidental expenses reasonably expected to be incurred or reasonably incurred by him in attending meetings of the Board or committees of the Board or general meeting or separate meetings of any class of shares of the Company or otherwise in connection with the discharge of his duties as a Director. The Board shall obtain the approval of the Company in general meeting before making any payment to any Director or past Director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

     The Board may exercise all the powers of the Company to raise or borrow money or to secure the payment or repayment of any sum or sums of money and to mortgage or charge all or any part of the undertaking, property and assets and uncalled capital of the Company subject to The Companies Act, in such manner and upon such terms and conditions in all respects as it thinks fit and in particular by the issue of debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

     Neither a Director nor an alternate Director shall be required to vacate office or become ineligible for re-election as Director of being beyond any age limitation.

     Neither a Director nor an alternate Director shall be required to hold any shares of the Company by way of qualification.

Shareholders’ Rights

     Currently, the Company’s authorized share capital consists of ordinary class of share only. Subject to any special rights conferred on the holders of any shares or class of shares, any share in the Company may be issued with or have attached such rights or restrictions whether in regard to dividend, voting, return of capital, distribution of assets or otherwise as the Company may by ordinary resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

     The Board may from time to time pay to the shareholders such interim dividends as appear to the Board to be justified to do so. Subject to The Companies Act, the Company in general meeting may from time to time declare dividends in any currency to be paid to the shareholders, but no dividend shall be declared in excess of the amount recommended by the Board. The Company in general meeting may also make a distribution to the shareholders out of any contributed surplus in accordance with The Companies Act. But, no dividend shall be paid or distribution made out of contributed surplus if to do so would render the Company unable to pay its liabilities as they become due or the realizable value of its assets would thereby become less than the aggregate of its liabilities and its issued share capital and share premium accounts. All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six years from the date of declaration shall be forfeited and shall revert to the Company.

     At any general meeting, subject to any special rights or restrictions attached to any shares by or in accordance with the By-laws of the Company, every shareholder of the Company present in person or by proxy, on a show of hands shall have one vote and on a poll shall have one vote, for every share which is fully paid or credited as fully paid of which he is the holder. A shareholder entitled to attend and vote at the general meeting of the Company is entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A resolution put to the vote of a general meeting shall be decided on a show of hands unless a poll is demanded in accordance with the By-laws.

     No business shall be transacted at any general meeting unless a required quorum is present. All business shall be deemed special that is transacted at a special general meeting, and also all business that is transacted at an annual general meeting, with the exception of sanctioning dividends, the reading, considering and adopting of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet, the election of Directors and appointment of Auditors and other officers in the place of those retiring, the determination of the remuneration of the Auditors and of the Directors of the Company.

     The Company in general meeting may from time to time declare dividends to the shareholders of the Company and may also make a distribution to the shareholders of the Company out of any contributed surplus in accordance with The Companies Act.

     In the event of the Company being wound up, the surplus assets remaining after payment to all creditors shall be divided among the Shareholders of the Company in proportion to the capital paid up on the shares held by them respectively. But, if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the Shareholders of the Company in proportion to the capital paid up on the shares held by them respectively.

     The By-laws of the Company does not include any provisions in relation to redemption, sinking fund, liability to further capital calls by the Company nor any provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Actions Necessary to Change Shareholders’ Rights

     Subject to the Companies Act and without prejudice to other provisions of the By-laws, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being would up) be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these By-laws relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)	the necessary quorum (other than at an adjourned meeting) shall be at least two persons holding or representing by proxy or authorized representative not less than one-third in nominal value of the issued shares of that class and at any adjourned meeting of such holders, two holders present in person or by proxy (whatever the number of shares held by them) shall be a quorum:

(b)	every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him/her; and

(c)	any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

     The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

     An annual general meeting of the Company shall be held in each year other than the year in which its statutory meeting is convened at such time and place as may be determined by the Board. Each general meeting, other than an annual general meeting, shall be called a special general meeting. General meetings may be held in any part of the world as may be determined by the Board. The Board may whenever it thinks fit call special general meetings, and Members holding at the date of deposit of the requisition not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require a special general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. An annual general meeting and any special general meeting at which the passing of a special resolution is to be considered shall be called by not less than twenty-one (21) clear days’ Notice.

     All other special general meetings may be called by not less than fourteen (14) clear days’ Notice but a general meeting may be called by shorter notice if it is so agreed by the shareholders. Notice of every general meeting shall be given to all shareholders of the Company other than to such shareholders as, under the provisions of these By-laws or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a shareholder and toe ach of the Directors and the Auditor.

Limitation on Foreign Ownership

     There is no limitation on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the By-laws of the Company.

Change in Control

     The By-laws of the Company do not contain any specific provision that may have an effect of delaying, deferring or preventing a change in control of the company in the event of merger, acquisition or corporate restructuring of the Company except APT Telecom, a joint-venture company formed by a wholly-owned subsidiary of the Company, APT TV and SingaSat Private Limited on an equity ratio of 55 to 45. The shareholders agreement of APT Telecom requires that any merger, consolidation or amalgamation of the Company shall be approved by all the shareholders of APT Telecom. Subject to the By-laws of the Company, any shareholder may transfer all or any of his/her shares by an instrument of transfer in the usual or common form or in any other form approved by the Board and which may be under hand or , if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time. The Board may, in its absolute discretion, and without giving any reason therefore, refuse to register a transfer of any share under certain conditions such as, among the others, not being a fully paid up share. The Board may also refuse to register a transfer for such not fully paid up share. The Board may also decline to recognize any instrument of transfer unless, among the others, the following conditions have been satisfied:-

(a)	the instrument of transfer is lodged at the Office or such other place in Bermuda at which the Register is kept in accordance with the Act or the Registration Office (as the case may be) accompanies by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; and

(b)	if applicable, the instrument of transfer is duly and properly stamped.

Ownership Threshold Disclosure

     The By-laws of the Company does not provide any ownership threshold above which a shareholder has to disclose such ownership.

Significant Differences in Applicable Law

     With respect to items 2 through 8 of the Exchange Act Forms, the law applicable to the Company in these areas is not significantly different from that in Hong Kong.

Changes in Capital

     The By-laws of the Company governing changes in the capital does not contain any condition, which are more stringent than is required by law.

Material Contracts

     On January 8, 2001, APT, together with Space Systems/Loral, of the United States (“SS/L”), and China Great Wall Industry Corporation respectively signed the Procurement and the Launch Agreements of APSTAR V satellite, to confirm the commissioning of the APSTAR V which will replace the APSTAR I as it would retire in the middle of 2004. The APSTAR V satellite involves a total project cost of approximately US$230 million, which is expected to be funded by internal resources and/or bank loan of the APT Group.

     On December 11, 2001, to ensure the timely replacement of APSTAR I in the second half of 2004, APT signed a procurement agreement for construction and delivery of APSTAR VI for an amount of US$118 million with Alcatel Space Industries (“Alcatel”). The delivery of APSTAR VI is scheduled in July 2004. This satellite will serve as a backup to APSTAR V in the event of any delay in the delivery and launch of the latter. If APSTAR V is delivered on schedule and successfully launched into its designated orbital slot, APSTAR VI will replace APSTAR 1A, which is due to expire at the end of 2006.

     In order to cope with the operations and control of APSTAR V and APSTAR VI satellites, the Company, since the ground breaking ceremony of the new Satellite Control Center Phase II (“Phase II”) held on January 9, 2001, has committed a total of approximately HK$100 million (approximately US$12.8 million) for the Phase II which is located adjacent to its existing Satellite Control Center and such investment will be financed by its internal resources and/or bank loan.

Exchange Controls and Other Limitations Affecting Security Holders

     The Company has been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority.

     The transfer of Ordinary Shares of the Company (“Shares”) between persons regarded as resident outside Bermuda for exchange control purposes and the issue of Shares within the current authorized share capital of the Company to or by such persons may be effected without specific consent under the Exchange Control Act 1972 and regulations thereunder subject to such Shares being listed on the Hong Kong Stock Exchange or the New York Stock Exchange. Issues and transfers of Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act 1972.

     There are no limitations on the rights of holders of the Shares who are non-resident of Bermuda for exchange control purposes to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds, including remittance of interest or payment to non-resident holders of shares, if any, in and out of Bermuda or to pay dividends to United States residents who are holders of the Shares, other than in respect of local Bermuda currency.

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

     As an exempted company, the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (1) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 50 years or, with the consent of the Minister of Finance, land by way of lease or tenancy agreement for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its officers and employees), (2) the taking of mortgages on land in Bermuda to secure an amount in excess of 50,000 Bermuda dollars without the consent of the Minister of Finance of Bermuda, (3) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda government or a public authority or (4) the carrying on of business of any kind in Bermuda, except in furtherance of the business of the Company carried on outside Bermuda or under a license by the Minister of Finance of Bermuda.

Taxation

     The following discussion is a summary of the material Bermuda, Hong Kong, and United States federal income tax considerations relevant to an investment decision with respect to the Company’s American Depositary Shares (“ADSs”) and Shares. This discussion does not purport to deal with the tax consequences of owning ADSs and Shares to all categories of investors, some of which (such as, dealers in securities, banks, tax-exempt organizations, certain insurance companies, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of the Company, investors who do not hold the Shares or ADSs as capital assets, investors who hold ADSs or Shares that are part of a hedging, straddle, or conversion transaction or US Holders whose functional currency is not the US Dollar) may be subject to special rules. This discussion is not exhaustive of all possible tax considerations, including, specifically, the consequences under United States federal, state, local, and other laws, of the acquisition, ownership, and disposition of ADSs and the disposition of Shares.

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

     Profits Tax

     No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ADSs or Shares). Trading gains from the sale of property by persons carrying on a trade, profession, or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession, or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 16% for 2002, 2001 and 2000 on corporations and at a maximum rate of 15% on individuals. Gains from sales of the Shares effected on the Stock Exchange of Hong Kong Limited will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Shares realized by persons carrying on a business in Hong Kong of trading or dealing in securities. Gains from sales of the ADSs effected on the New York Stock Exchange will usually be considered to be derived from or arise outside Hong Kong, and therefore, liability for Hong Kong profits tax would not ordinarily arise in respect of trading gains from sales of ADSs.

United States Federal Income Taxation

     The following summary describes certain United States federal income tax consequences of the purchase, ownership, and disposition of Shares and ADSs (evidenced by American Depositary Receipts (“ADRs”)), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own, or dispose of Shares or ADSs. In particular, this summary of United States federal income tax matters deals only with holders that will hold Shares or ADSs as capital assets and does not address special tax situations, such as the United States tax treatment of holders who are financial institutions, tax exempt organizations, pension funds, insurance companies or securities dealers, who are holding Shares or ADSs as part of a hedging or larger integrated financial or conversion transaction, who are citizens or residents of a possession or territory of the United States, who are United States holders (as defined below) with a currency other than the US dollar as their functional currency or who own, directly or indirectly, 10% or more of the voting stock of the Company. For this purpose, the Shares and ADSs will constitute voting stock of the Company.

     This summary is based upon (i) the income tax laws of the United States as currently in effect, which are subject to change, possibly with retroactive effect, and (ii) in part, on representations of The Bank of New York, as the Company’s depositary (the “Depositary”) and on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. The Company has not sought any ruling from the United States Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

     This discussion is not exhaustive of the consequences of the purchase, ownership, and disposition of Shares or ADSs, including the effect of any state or local tax laws or the laws of any jurisdiction other than the United States, nor does it address the United States federal estate, gift or alternative minimum tax consequences, if any, to an investor.

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

     Taxation of Investors—United States Holders

     As used herein, a “United States holder” means a beneficial owner of Shares or ADSs that is an individual who is a citizen or resident of the United States; a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof; an estate the income of which is subject to United States federal income tax regardless of its source, or a trust subject to control of a United States person and the primary supervision of a United States court, or a trust in existence on August 20, 1996 that has elected to continue to be treated as a United States trust. A “resident” of the United States includes an individual that (i) is lawfully admitted for permanent residence in the United States, or (ii) (a) is present in the United States for 31 days or more during the calendar year, (b) is present in the United States for an aggregate of 183 days or more, on a weighted basis, over a 3-year period ending in such calendar year, and (c) is present in the United States for less than 183 days during the calendar year and does not have a closer connection to a “tax home” that is located outside the United States.

     A “non-United States holder” means a beneficial owner of Shares or ADSs that is not a United States holder. It should be noted that certain “single member entities” are disregarded for United States federal income tax purposes. Thus, the income, gain, loss and deductions of such entity are attributed to the owner of such single member entity for United States federal income tax purposes. The discussion below for United States holders may not apply to certain single member noncorporate entities that are treated as owned by a non-United States holder. Investors which are single member noncorporate entities should consult with their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

     Ownership of ADSs and Shares

     For United States federal income tax purposes, a United States holder of ADRs is generally treated as the owner of the ADSs evidenced thereby and of the Shares represented by such ADSs. Accordingly, no gain or loss will be recognized by a United States holder upon the exchange of ADRs or the ADSs evidenced thereby for the Shares represented by such ADSs. A United States holder’s tax basis in the Shares received will be the same as its tax basis in the surrendered ADSs and the holding period for Shares received will include the period during which the holder held such ADSs.

     Taxation of Dividends

     Subject to the passive foreign investment company rules discussed below and to the extent provided below, a United States holder will be required to include in gross income when paid, actually or constructively, to the holder or, in the case of ADSs, to the Depositary, as a dividend any cash or the fair market value of any property distributed by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions paid in any currency other than the US dollar will be translated into US dollars at the spot rate on the date the dividends are paid, regardless of whether the dividends are in fact converted on that date. Distributions in excess of the Company’s current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated as a non-taxable return of capital to the extent of the holder’s basis in the Shares or ADSs, and thereafter, as a taxable capital gain.

     Dividends paid by the Company will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations under the United States Internal Revenue Code of 1986, as amended (the “Code”). For purposes of the United States foreign tax credit limitation, dividends paid by the Company generally will constitute foreign source “passive income” (or, in the case of a holder who is a “financial services entity” as defined in regulations under the Code, “financial services income”). The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. All investors that are United States holders should consult with their own tax advisors concerning the application of the United States foreign tax credit rules to their particular circumstances.

     Taxation of Dispositions of Shares or ADSs

     Subject to the passive foreign investment company rules discussed below, a gain or loss realized by a United States holder on the sale or other disposition of a Share or an ADS will be subject to United States federal income tax, as a capital gain or loss, in an amount equal to the difference between such United States holder’s adjusted tax basis in the Share or ADS and the amount realized on its disposition. Such capital gain or loss will be long-term if the United States holder’s holding period for the Share or ADS is more than one year and will be short-term if the holding period is equal to or less than one year. Long-term capital gain of a non-corporate United States holder is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

     For purposes of the United States foreign tax credit limitation, a recognized gain or loss arising on the disposition of a Share or ADS generally will be United States source gain. There is a risk, however, that a recognized loss may, however, be allocated against foreign source income by reference to the source of income received under the Share or ADS based on, among other things, whether or not the Share or ADS is attributable to a foreign office or other fixed place of business of the holder. The IRS has issued Regulations on the sourcing of losses and holders of Shares or ADSs should consult with their tax advisors regarding the application of such Regulations to their specific situation.

     Passive Foreign Investment Company Rules

     The foregoing discussion assumes that the Company is not currently, and will not in the future be, classified as a “passive foreign investment company” (“PFIC”) under the Code.

     Special United States federal income tax rules apply to holders of equity interests in a PFIC. A foreign corporation will constitute a PFIC for United States federal income tax purposes if 75% or more of its gross income for a taxable year consist of passive income, or, on average, 50% or more of the value of its assets held during a taxable year consist of assets that give rise, or that reasonably could give rise during the reasonably foreseeable future, to passive income. Passive income includes (i) rent and lease income (not including rent and lease income derived from persons other than related persons and from the active conduct of a rental or leasing trade or business), (ii) interest, (iii) dividends from shares of stock in a corporation in which the foreign corporation directly or indirectly owns less than 25% of the value of the stock in the corporation and (iv) gains from the sale of any (a) property that gives rise to passive income, (b) partnership interests, or (c) shares of stock.

     Based on the Company’s existing and anticipated future operations, as well as the existing and anticipated future operations of APT and APT BVI, the Company believes that it, APT and APT BVI are not, and intends and anticipates that they will not become in the future, PFICs. However, it is possible that certain lease income derived by the Company (or APT or APT BVI) might be viewed by the IRS as passive income. In addition, because of the nature of the leasing business, and because the determination of whether or not the Company, APT or APT BVI is a PFIC is a factual determination based upon the composition of the annual income and assets of the entity, there can be no assurance that the Company, APT or APT BVI will not be considered a PFIC for the current or for any subsequent taxable year.

     Because the Company’s sole asset is its stock interest in APT BVI, and APT BVI’s sole asset, in turn, is its stock interest in APT, if APT is or becomes a PFIC, both the Company and APT BVI will also be or become PFICs. If the Company, APT and APT BVI are or become PFICs, a United States holder (whether direct, indirect or constructive) would be required to allocate to each day in its holding period with respect to the Shares or ADSs a pro rata portion of any distribution received, or deemed received under certain attribution rules, from the Company, APT or APT BVI that is treated as an “excess distribution.” Generally, an excess distribution is that portion of the total annual distributions (including the proceeds from a redemption of Shares or ADSs that is treated as a distribution) from the Company, APT or APT BVI that exceeds 125% of the per share average annual amount distributed (as measured in the currency of such distributions) by that entity during the three preceding years (or such shorter period as the United States holder may have held the Shares or ADSs). In addition, the full amount of any gain recognized on a disposition or deemed disposition (including a liquidation, a redemption that is treated as an exchange, or a pledge) of (i) Shares or ADSs by the United States holder, (ii) attributable shares of APT by APT BVI, or (iii) attributable shares of APT BVI by the Company will be treated as an excess distribution.

     The amount of any excess distribution is allocated ratably over the United States holder’s entire holding period. The amount allocated to the current taxable year and to any period prior to the first taxable year during which the Company, APT and APT BVI were PFICs is taxed as ordinary income. Any amount of the excess distribution allocable to a prior taxable year during which the Company, APT and APT BVI were PFICs or after the first taxable year they were PFICs will be subject to a deferred United States federal income tax charge, calculated as the sum of the amount of tax imposed on the allocable excess distribution at the highest applicable rate in effect for each such year plus the accumulated interest on the determined amount of tax. Given the distribution and investment policies of the Company, if the Company, APT and APT BVI are or become PFICs, there is a substantial risk that any distribution by the Company will be treated as an excess distribution. (See “—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”).

     For purposes of the PFIC rules, under certain circumstances, Shares or ADSs held by a non-United States holder may be attributed to a United States person (as defined in Section 770(a)(30) of the Code) owning an interest, directly or indirectly, in that non-United States holder. In such event, dividends and other transactions in respect of the Shares or ADSs held by the non-United States holder would be attributed to such United States person for purposes of applying the above PFIC rules.

     If the Company is a PFIC, a United States holder must file Internal Revenue Service Form 8621 regarding distributions received with respect to Shares or ADSs and any gain realized on the disposition or deemed disposition of Shares or ADSs for each taxable year in which the United States holder owns Shares or ADSs.

     If the Company, APT and APT BVI are or become PFICs, an investment in Shares or ADSs by a United States holder could subject the holder to substantial, adverse United States federal income tax consequences. Investors who are United States holders should consult their own tax advisers regarding the potential application of the PFIC regime.

     Taxation of Investors—Non-United States Holders

     Subject to the discussion of United States backup withholding tax below, a non-United States holder will not be subject to United States federal income or withholding tax on income derived by the Company, dividends paid to a holder by the Company or gains realized on the sale of Shares or ADSs, provided that (i) such income is not effectively connected with the conduct by the non-United States holder of a trade or business within the United States, (ii) the non-United States holder is not or was not present in the United States in excess of statutorily established time periods, or does not have or did not have a permanent establishment in the United States, (iii) there has not been a present or former connection between the non-United States holder and the United States, including, without limitation, such non-United States holder’s status as a citizen or former citizen thereof or resident or former resident thereof, subject to certain exceptions, or (iv) in the case of a gain from the sale or disposition of Shares or ADSs by an individual, the non-United States holder is not present in the United States for 183 days or more during the taxable year of the sale or certain other conditions are met. In addition, the provisions of certain bi-lateral income tax treaties to which the United States is a party may shield a non-United States holder from the imposition of United States federal income tax on income from Shares or ADSs or reduce the applicable tax rate, even if such income or such holder falls in one of the categories listed above. Investors who are non-United States holders should consult their tax advisors regarding the taxability of income in respect of the Shares or ADSs.

     United States Backup Withholding Tax and Information Reporting

     For a United States holder, a 31% “backup withholding” federal income tax and certain information reporting requirements may apply to certain payments made on Shares or ADSs and to the proceeds from the disposition of Shares or ADSs unless such holder (i) is a corporation or comes within certain other exempt categories, provided the exemption from backup withholding is properly established, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.

     Non-United States holders are generally exempt from backup withholding, provided such holders certify in writing as to their non-United States holder status under penalties of perjury or otherwise establish an exemption (provided neither the Company nor the Company’s agent has actual knowledge that the holder is a United States person (as defined in Section 7701(a)(30) of the Code) or that the conditions of any other exemption are not in fact satisfied).

     Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such exemption if applicable.

     Any amounts withheld under the backup withholding tax rules from a payment to a holder will be allowed as a refund or a credit against such holder’s United States federal income tax, provided that the required information is furnished to the IRS.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     The Company’s primary market risk exposures are interest rate risk and foreign currency risk.

Interest Rate Risk

     The Company is subject to interest rate risk due to fluctuation in interest rates. As of December 31, 2002, the Company’s outstanding bank loans consist of fixed and variable interest rate loans. From time to time, the Company may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although the Company did not consider it necessary to do so in 2002. Upward fluctuations in interest rates increase the cost of new bank loans and the interest cost of outstanding bank loans. As a result, a significant increase in interest rates could have a material adverse effect on the financial position of the Company.

     The following table contains information about the Company’s bank loans that are sensitive to changes in interest rates, as of December 31, 2002:

	Expected Maturity Date

	2003	2004	2005	2006	2007	Thereafter

	(HK$ in millions, except interest rates)
Fixed rate bank loan	317.7	—	—	—	—	—
Average interest rate	12.00%	—	—	—	—	—
Variable rate bank loan	—	—	85.8	78.0	—	—
Average interest rate(1)	—	—	2.67%	3.01%	—	—

(1)	The interest rates are the implied future LIBOR rates calculated from US swap as proxy.

     For the year ended December 31, 2002, if the average interest rate for the variable rate bank loan had increased by 10%, the additional interest expenses of HK$8 thousand would have been incurred.

Exchange Rate Sensitivity

     The Company’s reporting currency is the Hong Kong dollar. The Company’s revenues, premiums for satellite insurance coverage and debt service and substantially all capital expenditures were denominated in U.S. dollars. The Company’s remaining expenses were primarily denominated in Hong Kong dollars. The Company does not hedge its exposure to foreign exchange risk. Gains and losses resulting from the effects of changes in the U.S. dollar to Hong Kong dollar exchange rate are recorded in the statements of income.

     The Company does not utilize derivative financial instruments to hedge its interest rate or foreign currency rate risks.

Limitations

     The above discussion includes only those exposures that exist as of December 31, 2002 and as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period, the Company’s hedging strategies at the time, and interest and foreign exchange rates.

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages, and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Control and Procedures

     Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, of the effectiveness of the design and operation of our disclosure controls. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company’s periodic SEC reports. It should be noted that the design of any system of control is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

     In addition, the Company reviewed its internal controls, and there were no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16. [Reserved.]

     Not applicable.

Part III

Item 17. Financial Statements

     Not Applicable.

[Remainder of this page intentionally left blank]

Item 18. Financial Statements

APT SATELLITE HOLDINGS LIMITED
Consolidated Financial Statements Years ended December 31, 2000 2001 and 2002 and Independent Auditors’ Report

APT SATELLITE HOLDINGS LIMITED

INDEX TO FINANCIAL STATEMENTS

Independent Auditors’ Report	F - 2
Consolidated Balance Sheets as of December 31, 2001 and 2002	F - 3 & 4
Consolidated Statements of Income for the years ended December 31, 2000, 2001 and 2002	F - 5
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002	F - 6
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002	F - 7 & 8
Notes to Consolidated Financial Statements	F - 9 - 47

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
APT Satellite Holdings Limited

We have audited the accompanying consolidated balance sheets of APT Satellite Holdings Limited and subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2000, 2001 and 2002 (all expressed in Hong Kong dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Hong Kong and the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of APT Satellite Holdings Limited and subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for the years ended December 31, 2000, 2001 and 2002 in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended December 31, 2000, 2001 and 2002, and the determination of shareholders’ equity and financial position as of December 31, 2001 and 2002, to the extent summarised in Note 26.

Our audits also comprehended the translation of Hong Kong dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Deloitte Touche Tohmatsu
Hong Kong
April 7, 2003 (July 1, 2003 as to note 25)

APT SATELLITE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts stated in thousands, except share data)

	December 31,

	2001	2002	2002

	HK$	HK$	US$
ASSETS
Current assets:
Cash and cash equivalents	1,619,686	826,257	105,930
Pledged bank deposits (note 10)	61,986	317,686	40,729
Accounts receivable, less allowance of HK$12,305 in 2001 and HK$1,548 in 2002	25,506	23,981	3,075
Amount due from an immediate holding company	20	—	—
Amount due from an associate	—	209	27
Deposits, prepayments and other receivables, less allowance of HK$4,489 in 2002	17,343	57,878	7,420

Total current assets	1,724,541	1,226,011	157,181
Property, plant and equipment, net (note 5)	1,150,027	2,018,873	258,830
Investment property (note 6)	2,402	2,332	299
Other assets:
Goodwill (note 9)	—	—	—
Interest in jointly controlled entities (note 7)
Share of net assets	44,163	34,047	4,365
Amounts due from jointly controlled entities	36,245	52,216	6,694
Interest in an associate (note 8)	—	—	—
Pledged bank deposits (note 10)	317,682	—	—
Others	5,638	5,890	755

TOTAL ASSETS	3,280,698	3,339,369	428,124

APT SATELLITE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts stated in thousands, except share data)

	December 31,

	2001	2002	2002

	HK$	HK$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses (note 11)	90,517	44,048	5,647
Rentals received in advance	57,679	43,482	5,575
Income taxes payable	62,967	81,279	10,420
Bank loans — current portion (note 10)	61,986	317,682	40,729

Total current liabilities	273,149	486,491	62,371
Loan from a minority shareholder	—	7,488	960
Deposits received	43,651	39,542	5,069
Bank loans — non current portion (note 10)	317,682	163,800	21,000
Deferred income	57,904	41,436	5,312
Deferred taxation (note 18)	123,675	125,463	16,085

Total liabilities	816,061	864,220	110,797

Contingencies and commitments (note 12)
Minority interests	—	6,838	877

Shareholders’ equity:
Capital stock — Common stock (note 14)	41,272	41,254	5,289
Additional paid-in capital (note 15)	1,794,809	1,794,520	230,067
Translation reserve	—	182	23
Other reserves (note 15)	64	94	12
Retained earnings	628,492	632,261	81,059

Total shareholders’ equity	2,464,637	2,468,311	316,450

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,280,698	3,339,369	428,124

The accompanying notes are an integral part of these consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Amounts stated in thousands, except share data)

	For the years ended December 31, 2000, 2001 and 2002

	2000	2001	2002	2002

	HK$	HK$	HK$	US$
Revenues:
Leasing of satellite transponders to:
Unaffiliated customers	315,179	312,891	262,571	33,663
Related parties (note 19)	14,797	46,591	61,390	7,871
Service income received from:
Unaffiliated customers	11,020	13,176	17,464	2,239
Related parties (note 19)	500	1,500	10,000	1,282

Total revenues	341,496	374,158	351,425	45,055

Costs and expenses:
Cost of service including depreciation and amortization of 2000: HK$216,808, 2001: HK$217,021 and 2002: HK$233,971	(261,518)	(266,015)	(275,717)	(35,348)
Selling, general and administrative	(65,540)	(71,922)	(69,886)	(8,960)

Total costs and expenses	(327,058)	(337,937)	(345,603)	(44,308)

	14,438	36,221	5,822	747
Other operating income:
Interest income — net	106,502	70,221	22,189	2,845
Reversal of provision on regulatory matters previously recognised in the life lease of transponders of APSTAR IIR	45,788	—	47,212	6,053
Other income	27,452	8,270	2,926	375
Deficit arising on revaluation of investment property (note 6)	—	(45)	(70)	(9)
Impairment loss recognised in respect of land and buildings	—	—	(5,218)	(669)
Impairment loss recognised in respect of goodwill arising on acquisition of an interest in a subsidiary	—	—	(3,376)	(433)

Profit from operations (note 20(a))	194,180	114,667	69,485	8,909
Interest expense	(15,338)	(5,644)	—	—
Share of losses of jointly controlled entities	(1,335)	(5,067)	(10,624)	(1,362)

Income before income taxes and minority interests	177,507	103,956	58,861	7,547
Provision for income taxes (note 17)	(34,511)	(25,947)	(36,814)	(4,720)
Minority interests	—	—	2,388	306

Net income	142,996	78,009	24,435	3,133

Earnings per share
- Basic	34.26 cents	18.90 cents	5.92 cents	0.76cents

- Diluted	N/A	18.85 cents	5.92 cents	0.76cents

The accompanying notes are an integral part of these consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2000, 2001 and 2002
(Amounts stated in thousands)

		Additional
	Capital	paid-in	Translation	Other	Retained
	stock	capital	reserve	reserves	earnings	Total

	HK$	HK$	HK$	HK$	HK$	HK$
Balance at January 1, 2000	42,000	1,826,522	—	—	637,276	2,505,798
Repurchase of shares	(720)	(31,529)	—	—	—	(32,249)
Dividends declared	—	—	—	—	(167,805)	(167,805)
Net profit for the year	—	—	—	—	142,996	142,996

Balance at January 1, 2001	41,280	1,794,993	—	—	612,467	2,448,740
Repurchase of shares	(8)	(184)	—	—	—	(192)
Transfer to other reserves	—	—	—	64	(64)	—
Dividends declared	—	—	—	—	(61,920)	(61,920)
Net profit for the year	—	—	—	—	78,009	78,009

At January 1, 2002	41,272	1,794,809	—	64	628,492	2,464,637
Repurchase of shares	(18)	(289)	—	—	—	(307)
Translation difference not recognised in the consolidated statements of income	—	—	182	—	—	182
Transfer to other reserves	—	—	—	30	(30)	—
Dividends declared	—	—	—	—	(20,636)	(20,636)
Net profit for the year	—	—	—	—	24,435	24,435

At December 31, 2002	41,254	1,794,520	182	94	632,261	2,468,311

At December 31, 2002 (in US$)	5,289	230,067	23	12	81,059	316,450

Attributable to jointly controlled entities
At December 31, 2002	—	—	—	—	(15,028)	(15,028)

At December 31, 2001	—	—	—	—	(6,402)	(6,402)

APT SATELLITE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts stated in thousands)

	For the years ended December 31, 2000, 2001 and 2002

	2000	2001	2002	2002

	HK$	HK$	HK$	US$
Cash flow from operating activities
Income before income taxes	177,507	103,956	58,861	7,547
Adjustments for:
Depreciation	216,808	217,021	233,971	29,996
Amortisation of goodwill	—	—	660	85
Impairment losses	—	—	8,594	1,102
Interest income	(106,502)	(70,221)	(22,189)	(2,845)
Interest expense	15,338	5,644	—	—
(Gain) loss on disposal of property, plant and equipment	(498)	37	30	4
Deficit arising on the revaluation of investment property	—	45	70	9
Share of losses of jointly controlled entities	1,335	5,067	10,624	1,362
Reversal of provision on regulatory matters	(45,788)	—	(47,212)	(6,053)
Allowance for doubtful receivables	—	—	5,207	668
Gain on disposal of a portion of an interest in a jointly controlled entity	(2,500)	—	—	—

Operating profit before working capital changes	255,700	261,549	248,616	31,875
Decrease in trade receivables	2,378	34,422	1,659	213
Increase in transponder lease deposits	—	(101)	(252)	(33)
(Increase) decrease in amount due from an immediate holding company	—	(20)	20	3
Decrease (increase) in deposits, prepayments and other receivables	1,407,904	(833)	(30,175)	(3,869)
(Decrease) increase in other payables and accrued charges	(3,051)	13,450	(5,534)	(710)
(Decrease) increase in rentals received in advance	(1,159)	9,464	(8,379)	(1,074)
Decrease in amount due to a related company	(140)	(1,709)	—	—
(Increase) decrease in amounts due from jointly controlled entities	—	(218)	198	25
Increase in amount due from an associate	—	—	(209)	(27)
Decrease in deferred income	(20,682)	(28,104)	(22,286)	(2,857)
Increase (decrease) in deposits received	779	17,799	(4,109)	(527)

Cash generated from operations	1,641,729	305,699	179,549	23,019
Interest paid	(24,768)	(6,461)	—	—
Hong Kong profits tax paid	(26,292)	(5,704)	(7,422)	(951)
Overseas tax paid	(13,299)	(12,128)	(9,364)	(1,201)

Net cash inflow from operating activities	1,577,370	281,406	162,763	20,867

Investing activities
Additions to property, plant and equipment	(35,228)	(230,227)	(1,091,362)	(139,918)
Acquisition of a subsidiary	—	—	(4,421)	(567)
Proceeds on disposal of a portion of an interest in a jointly controlled entity	3,000	—	—	—
Capital contribution to a jointly controlled entity	—	(48,565)	—	—
Proceeds on disposal of property, plant and equipment	2,126	13,659	5	1
Increase in advances/loans to jointly controlled entities	(65,141)	(14,264)	(23,650)	(3,032)
Interest received	90,051	87,262	20,254	2,597
Decrease in pledged bank deposits	50,053	65,641	61,982	7,946

Net cash inflow (outflow) from investing activities	44,861	(126,494)	(1,037,192)	(132,973)

APT SATELLITE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(Amounts stated in thousands)

	For the years ended December 31, 2000, 2001 and 2002

	2000	2001	2002	2002

	HK$	HK$	HK$	US$
Financing activities
New bank borrowings	—	—	163,800	21,000
Repayment of loans from shareholders	(3,875)	—	—	—
Repayment of bank borrowings	(229,940)	(175,320)	(61,986)	(7,947)
Dividends paid	(165,405)	(64,320)	(20,636)	(2,646)
Repurchase of shares	(32,249)	(192)	(307)	(39)

Net cash (outflow) inflow from financing activities	(431,469)	(239,832)	80,871	10,368

Net increase (decrease) in cash and cash equivalents	1,190,762	(84,920)	(793,558)	(101,738)
Cash and cash equivalents at beginning of the year	513,844	1,704,606	1,619,686	207,652
Effect of foreign exchange rate changes	—	—	129	16

Cash and cash equivalents at the end of the year, represented by bank balances and cash	1,704,606	1,619,686	826,257	105,930

The accompanying notes are an integral part of these consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

APT Satellite Holdings Limited (the “Company”) was incorporated under the laws of Bermuda on October 17, 1996 with limited liability. The Company owns all the issued shares of APT Satellite Investment Company Limited, which, in turn, holds all the issued voting shares of APT Satellite Company Limited.

The Company and its subsidiaries (hereafter collectively referred to as the “Group”) currently operate three satellites. The Company’s first satellite, APSTAR I, was launched in July 1994 and commenced commercial service in September 1994. The Company’s second satellite, APSTAR IA, was launched in July 1996 and commenced commercial service in September 1996. The Company’s third satellite, APSTAR IIR, was launched in October 1997 and commenced commercial service in January 1998. In August 1999, the Company leased substantially all of the transponders of APSTAR IIR to a third party for the rest of its life. During the year ended December 31, 2001, the Company signed agreements in respect of the procurement and launch of new satellites, APSTAR V and APSTAR VI. During the year ended December 31, 2002, the construction of APSTAR V and APSTAR VI is proceeding as planned and they are scheduled for delivery in July 2003 and in the fourth quarter of 2004, respectively, to replace APSTAR I and APSTAR IA.

Details of the Company’s subsidiaries, two jointly controlled entities and an associate at December 31, 2002 are as follows:

	Place of	Class of
Name	incorporation	shares held	Principal activities

Subsidiaries:

APT Satellite Investment Company Limited	British Virgin Islands	Ordinary shares	Investment holding

APT Satellite Company Limited (“APT”)	Hong Kong	Ordinary shares and non-voting deferred shares	Satellite transponder leasing

Acme Star Investment Limited	Hong Kong	Ordinary shares	Investment holding

APT Satellite Enterprise Limited	Cayman Islands	Ordinary shares	Satellite transponder leasing
APT Satellite Global Company Limited	Cayman Islands	Ordinary shares	Investment holding

APT Satellite TV Development Limited (formerly APT Satellite Glory Limited)	Hong Kong	Ordinary shares	Provision of satellite television uplink and downlink services

APT Satellite Link Limited	Cayman Islands	Ordinary shares	Satellite transponder leasing

APT Satellite Vision Limited	Hong Kong	Ordinary shares	Satellite leasing

APT Satellite (APSTAR V) Limited	Hong Kong	Ordinary shares	Not yet commence business

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

Country of
	incorporation/	Class of
Name	establishment	shares held	Principal activities

Subsidiaries (continued):

Haslett Investments Limited	British Virgin Islands	Ordinary shares	Investment

Telewell Investment Limited	Hong Kong	Ordinary shares	Investment holding

The 138 Leasing Partnership (“Partnership”)	Hong Kong	Partners’ capital	Satellite leasing

Ying Fai Realty (China) Limited	Hong Kong	Ordinary shares	Property holding

APT Communication Technology Development (Shenzhen) Co., Ltd.	The People’s Republic of China (the “PRC”)	Registered capital	Satellite transponder leasing

CTIA VSAT Network Limited (“CTIA”)	Hong Kong	Ordinary shares	Investment holding

Beijing Asia Pacific East Communication Network Limited (“BAPE”)	PRC	Registered capital	Provision of data transmission services

All the above subsidiaries are wholly-owned by the Company except for CTIA and BAPE of which the Company holds 60% and 36% effective interest in them.

Jointly controlled entities:

APT Satellite Telecommunications Limited (“APT Telecom”)	Hong Kong	Ordinary shares	Provision of telecommunication services

Beijing Zhong Guang Xin Da Data Broadcast Technology Co. Limited (“Zhong Guang Xin Da”)	PRC	Registered capital	Provision of data transmission services

The Company indirectly holds 55% and 12.6% effective interest in APT Telecom and Zhong Guang Xin Da respectively.

APT Telecom is considered as a jointly controlled entity as the Company and the other shareholder of APT Telecom both have the right to appoint an equal number of directors to the board of directors.

Associate:

APT Eurosportnews Distribution Limited	Hong Kong	Ordinary shares	Provision of satellite television broadcasting services

At December 31, 2002, the Group has a 35% interest in the issued ordinary shares capital of APT Eurosportnews Distribution Limited.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

2.	BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). The significant differences between HK GAAP and US GAAP are summarized in note 26.

The consolidated financial statements of the Company are expressed in Hong Kong dollars (“HK$”). The translations of amounts from Hong Kong dollars into United States dollars for convenience of the reader have been made at the rate on December 31, 2002 of HK$7.80 = US$1.00. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate on December 31, 2002 or any other rate.

3.	ADOPTION OF NEW STATEMENT OF STANDARD ACCOUNTING PRACTICE

In 2002, the Group has adopted, for the first time, Statement of Standard Accounting Practice No. 34 “Employee Benefits” (“SSAP 34”) issued by the Hong Kong Society of Accountants (“HKSA”). The standard introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any significant impact on the financial statements.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Consolidation principles

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (collectively refer to as the “Group”) made up to December 31 each year.

The results of subsidiaries acquired and disposed of during the year are included in the consolidated statements of income from and up to their effective dates of acquisition and disposal, respectively.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities at the date of acquisition of a subsidiary. Goodwill arising on consolidation is capitalised and amortised on a straight line basis over its estimated useful life less impairment loss (if any).

Goodwill arising on the acquisitions of subsidiaries is presented separately in the consolidated balance sheets.

On the disposal of an investment in a subsidiary, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

(c)	Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and impairment losses (if any).

Depreciation of property, plant and equipment is calculated on a straight line basis to write off the cost of the assets over their estimated useful lives and after taking into account their estimated residual value, at the following rates per annum:

Leasehold land	Over the lease terms
Leasehold buildings	2%
Leasehold improvements	Over the lease terms
Furniture and equipment	18% — 20%
Motor vehicles	18% — 20%
Computer equipment	18% — 20%
Communication satellite equipment	6 2/3% — 20%
Communication stations	18%
Communication satellites	5.94% — 10.27%

Construction in progress is stated at cost. Cost includes all development expenditure and other direct costs attributable to such project. Construction in progress is not depreciated until completion of construction. On completion of construction, the assets are transferred to other categories of property, plant and equipment.

In previous years, communication satellites were depreciated at 6 1/4% — 10% per annum. With effect from July 1, 2002, communication satellites other than those where had been fully depreciated, are to be depreciated at 5.94% — 10.27% per annum, which reflects the Group’s re-estimation of the remaining useful lives of the assets and their residual value. The change in depreciation rate has increased the depreciation charge for the year by approximately HK$9,764 and decreased the profit for the year by approximately HK$8,202 or 2.0 cents per share.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the consolidated statements of income.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Investments in jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control.

Joint venture arrangements which involve the establishment of a separate entity in which the Group and other parties have an interest are referred to as jointly controlled entities.

The Group’s interests in jointly controlled entities are included in the consolidated balance sheets at the Group’s share of the net assets of the jointly controlled entities less any identified impairment loss. The Group’s share of results of jointly controlled entities for the year is included in the consolidated statements of income.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group’s interest in the joint venture, except where unrealisable losses provide evidence of an impairment of the asset transferred.

(e)	Interest in associates

The consolidated statements of income includes the Group’s share of the post-acquisition results of its associates for the year. In the consolidated balance sheets, interests in associates are stated at the Group’s share of the net assets of the associates, less any identified impairment loss.

(f)	Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which the impairment loss is treated as revaluation decrease under that accounting standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the reversal of the impairment loss is treated as revaluation increase under that accounting standard.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm’s length.

Investment properties are stated at their open market value based on independent professional valuation at each balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of deficit over the balance on the investment property revaluation reserve is charged to the consolidated statements of income. Where a deficit has previously been charged to the consolidated statements of income and a surplus subsequently arises, this surplus is credited to the consolidated statements of income to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the consolidated statements of income.

No depreciation is provided on investment properties except which are held on leases with an unexpired term of 20 years or less.

(h)	Deposits received

The amount represents deposits received in respect of leasing of satellite transponders.

(i)	Deferred income

Deferred income represents cash received in respect of transponder leases under which customers have obtained the right to use the transponder capacity for future periods.

(j)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, unrestricted deposits with banks and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value with maturity of three months or less when purchased.

(k)	Use of estimates

The preparation of financial statements in conformity with HK GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those assumptions.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Foreign currency translation

The functional currency of the Company is U.S. dollars. The management considers that the reporting currency is Hong Kong dollars. Therefore, the Company’s financial statements are prepared using Hong Kong dollars.

On consolidation, the assets and liabilities of the Group’s overseas operations are translated to HK$ amounts at exchange rates prevailing on the balance sheet date. Income and expense items are translated to HK$ amounts at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated to HK$ amounts at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the consolidated statements of income.

The Group does not utilize derivative investments to hedge against its foreign currency exposure.

(m)	Revenues

Rental income from leasing of satellite transponders under operating leases is recognised on a straight line basis over the lease term.

Service income is recognised when services are provided.

Interest income from bank deposits is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

(n)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

(o)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risk and rewards of ownership to the lessees. All other leases are classified as operating leases.

Rental expenses under operating leases are charged to the consolidated statements of income on a straight line basis over the relevant lease term.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(q)	Retirement benefits cost

Payments to defined contribution retirement benefits schemes are charged as expenses as they fall due.

(r)	Income taxes

The charge for taxation is based on the results for the year after adjusting for items which are non-assessable or disallowed. Certain items of income and expense are recognised for tax purposes in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

(s)	Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	2000	2001	2002

	HK$	HK$	HK$
Earnings
Earnings for the purposes of calculating basic and diluted earnings per share (net income for the year)	142,996	78,009	24,435

	’000	’000	’000
Number of shares
Weighted average number of ordinary shares for the purposes of calculating basic earnings per share	417,433	412,773	412,675
Effect of dilutive share options	N/A	1,117	—

Weighted average number of ordinary shares for the purposes of calculating diluted earnings per share	N/A	413,890	412,675

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

5.	PROPERTY, PLANT AND EQUIPMENT

						Commun-
	Land		Furniture			ication	Commun-	Commun-
	and	Leasehold	and	Motor	Computer	satellite	ication	ication	Construction
	buildings	improvements	equipment	vehicles	equipment	equipment	station	satellites	in progress	Total

	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
COST
At 1 January 2002	49,419	5,523	18,520	4,708	1,940	73,816	—	2,100,129	288,514	2,542,569
Acquisition of subsidiary	—	580	638	490	—	2,651	—	—	6,720	11,079
Additions	23	269	308	253	97	15,953	—	—	1,080,091	1,096,994
Disposals	—	—	(262)	(712)	(450)	—	—	—	—	(1,424)
Transfer	69,328	538	31,191	—	—	2,473	5,179	—	(108,709)	—
Exchange adjustments	—	—	—	—	—	(1)	—	—	(2)	(3)

At 31 December 2002	118,770	6,910	50,395	4,739	1,587	94,892	5,179	2,100,129	1,266,614	3,649,215

DEPRECIATION
At 1 January 2002	5,412	3,982	17,844	4,009	1,105	44,139	—	1,316,051	—	1,392,542
Provided for the year	2,518	777	5,942	393	252	8,228	291	215,570	—	233,971
Impairment loss recognised	5,218	—	—	—	—	—	—	—	—	5,218
Disposals	—	—	(255)	(712)	(422)	—	—	—	—	(1,389)

At 31 December 2002	13,148	4,759	23,531	3,690	935	52,367	291	1,531,621	—	1,630,342

NET BOOK VALUE
At 31 December 2001	44,007	1,541	676	699	835	29,677	—	784,078	288,514	1,150,027

At 31 December 2002	105,622	2,151	26,864	1,049	652	42,525	4,888	568,508	1,266,614	2,018,873

During the year, the directors of the Company have conducted a review of the Group’s land and buildings and determined that certain properties were impaired due to the recoverable amount of the assets is estimated to be less than its carrying amount. Accordingly, impairment loss of approximately HK$5,218 in respect of land and buildings has been recognised and charged to the consolidated statements of income.

Included in the construction in progress is an amount of approximately HK$619,039 representing the costs incurred for constructing a new satellite that has 54 transponders. On September 20, 2002, APT entered into a term sheet with Loral Orion, Inc (“Loral Orion”) and subsequently entered into an agreement. Under the term sheet and the agreement, Loral Orion agreed to participate in the development of APSTAR V by investing up to 50% of the capital necessary for the APSTAR V project in order to obtain rights up to 27 transponders at a value of approximately US$115 million, which is 50% of the initial projected costs of approximately US$230 million for construction, insuring and launching of APSTAR V. Such amount shall be adjusted to reflect 50% of the actual costs of construction, insuring and launching of APSTAR V, exclusive of the costs of certain function modifications required by Loral Orion, which will be borne solely by Loral Orion. Loral Orion will pay 25% of the project costs prior to the launch of the satellite. The other 25% of the project costs will be paid to APT in four instalments over a period of five years from the in-service date of APSTAR V. The amount of the instalments making up the remaining balance range between US$10.7 million and US$17.1 million and no interest is payable on such amounts. Title to the transponders attributable to Loral Orion and 25% of the common portions of the satellite will pass to Loral Orion in instalments corresponding to the payments made by it under the term sheet and the agreement. As a result of discussion on a matter related to the launch vehicle, the parties have agreed to reduce the number of transponders attributable to Loral Orion from 27 to 25.

Interest expense of HK$117 and other related cost of HK$2,125 incurred for obtaining the loans were capitalised and included in satellite project progress payments during the year ended December 31, 2002.

APT SATELLITE HOLDINGS LIMITED

5.	PROPERTY, PLANT AND EQUIPMENT — continued

At the balance sheet date, the Group’s leasehold land and buildings, which are held under medium-term leases, are situated in:

	Net book value

	2001	2002

	HK$	HK$
Outside Hong Kong	3,812	2,718
Hong Kong	40,195	102,904

	44,007	105,622

6.	INVESTMENT PROPERTY

The investment property was valued at its open market value at December 31, 2001 and 2002 of approximately HK$2,402 and HK$2,332, respectively, by Chesterton Petty Limited, an independent professional property valuer, on an open market value basis. This valuation gave rise to a revaluation deficit of HK$45 and HK$70 which has been charged to the consolidated statements of income for the years ended December 31, 2001 and 2002 respectively.

The investment property, which is situated in the PRC under medium-term lease, is rented out under an operating lease and the rental income earned from the investment property for the years ended December 31, 2001 and 2002 was HK$129 and HK$257 respectively.

7.	INTEREST IN JOINTLY CONTROLLED ENTITIES

	2001	2002

	HK$	HK$
Share of net assets	44,163	34,047
Amounts due from jointly controlled entities	28,805	52,216
Loans to a jointly controlled entity	7,440	—

	80,408	86,263

The amounts due from jointly controlled entities are unsecured, interest-free and have no fixed repayment terms. The Group has agreed not to demand for repayment within the next twelve months from the balance sheet date and accordingly, the amounts are classified as non-current.

The loans granted to a jointly controlled entity in 2001 were unsecured. An outstanding loan balance of HK$1,240 was interest free for the first six months from the date of the advance and thereafter bears interest at 6% per annum. Another loan amounting to HK$6,200 was interest-free.

In April 2002, the Group acquired an additional 20% interest in CTIA, previously was a 40% owned jointly controlled entity, for a consideration of HK$7,180. CTIA became a subsidiary and its assets, liabilities and results of operations have been consolidated after the acquisition.

8.	INTEREST IN AN ASSOCIATE

	2001	2002

	HK$	HK$
Share of net asset	—	—

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

9.	ACQUISITION OF A SUBSIDIARY

On April 11, 2002, the Group acquired an additional 20% interest in CTIA, which previously was a 40% owned jointly controlled entity, for cash consideration of HK$7,180. Also, through the acquisition, the Group has acquired a loan originally owed to a former shareholder by CTIA amounting to HK$3,744 without additional consideration.

A summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition and purchase price allocation is as follows:

HK$
ASSETS
Cash and cash equivalents	2,759
Accounts receivables	848
Prepayments, deposits and other receivables	13,473
Property, plant and equipment	11,079
Goodwill	4,036
Interest in jointly controlled entity	509

Total assets acquired	32,704

LIABILITIES
Other payables and accrued charges	3,135
Amounts due to shareholders	16,902

Total liabilities assumed	20,037

Minority interests	9,231

Net assets acquired	3,436
Shareholders’ loan acquired	3,744

Purchase price	7,180

Goodwill	HK$

COST
Arising on acquisition of interest in a subsidiary during the year and at December 31, 2002	4,036

AMORTISATION AND IMPAIRMENT
Charge for the year	660
Impairment loss recognised during the year	3,376

At December 31, 2002	4,036

NET BOOK VALUE
At December 31, 2002	—

The amortisation period adopted for goodwill is 55 months.

At December 31, 2002, the directors of the Group have reviewed the impairment of the goodwill by comparing the Group’s share of the recoverable amount of the subsidiary concerned as a whole to the Group’s share of the carrying value of assets together with the goodwill. In view of the net liabilities position of the subsidiary and based on the projected future operating cash flow, it is expected that the remaining unamortised balance will not be recovered and therefore, an impairment loss is recognised.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

10.	BANK LOANS

			December 31, 2001		December 31, 2002

			Weighted		Weighted
			average		average
			interest		interest
	Notes	Interest rate	rate		rate

				HK$		HK$
Bank loan denominated in HK Dollars:
Payable semi-annually through 2003 (secured)	a	12% p.a	12.00%	379,668	12.00%	317,682
Bank loans denominated in US Dollars:
Payable semi-annually with the first instalment falling due on the earlier of 30 September 2005 or six months after the date of commencement of commercial operations of APSTAR VI (secured)	b	LIBOR+0.73%	—	—	2.15%	163,800

				379,668		481,482
Current portion				(61,986)		(317,682)

Long term portion				317,682		163,800

Notes:

(a)	The Group has pledged certain land and buildings with net book value of HK$8,035 and HK$5,120 as at December 31, 2001 and 2002, respectively, to secure certain of the Group’s banking facilities.

On December 29, 1994, the Company’s subsidiaries entered into an arrangement for the leasing of a communication satellite with the Partnership, which became a wholly-owned subsidiary of the Company in 1997. At December 31, 2001 and 2002, the bank loans borrowed by the Partnership of HK$379,668 and HK$317,682, respectively, which are shown as above are secured by time deposits of an equivalent amount. Of this amount, HK$61,986 and HK$317,682 are included as part of current pledged bank deposits as of December 31, 2001 and 2002, respectively. The corresponding interest income and interest expense amounted to HK$56,734, HK$50,511 and HK$43,685 has been set-off in the consolidated statements of income for the years ended December 31, 2000, 2001 and 2002, respectively.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

10.	BANK LOANS (continued)

(b)	In December 2002, the Group entered into a US$240 million term loan facility (“Loan Facility”), which is secured by the assignment of the construction, launching and related equipment contracts relating to satellites under construction and their related insurance claim proceeds, assignment of the proceeds of all present and future lease agreements of the transponders of satellites under construction, first fixed charge over certain bank accounts which will hold receipts of the transponder income and the termination payments under construction, launching and related equipment contracts. At December 31, 2002, the assets under fixed charge are the communication satellites under construction with carrying value of approximately HK$1,259,513 (2001: N/A) and bank deposit of approximately HK$4 (2001: N/A).

This loan facility agreement contains the following covenants:

Restricted Distributions

The Loan Facility provides that the Company may make annual dividend payments only when Projected EBITDA (as defined in the Loan Facility) plus Free Cash (as defined in the Loan Facility) less capital expenditure for that year is less than (i) 130% of Project Debt Service (as defined in the Loan Facility) of that year before the released of certain pledged assets and (ii) 180% of Project Debt Service after the released of certain pledged assets.

Financial Covenants

The Loan Facility provides that certain earnings and cash flow ratios of APT and the Group must be measured over various periods during its term. APT and the Group undertakes to ensure that (i) it maintains its aggregate Consolidated Net Worth (as defined in the Loan Facility) at not less than US$230 million, (ii) the aggregate of Consolidated Total Liabilities (as defined in the Loan Facility) shall not exceed 120% of Consolidated Net Worth, (iii) Consolidated EBITDA (as defined in the Loan Facility) shall not be less than US$25 million, (iv) the ratio of the aggregate outstanding principal under each tranche to the value of the satellite financed by such tranche shall not exceed 50% and (iv) after the released of certain pledged assets, Borrower EBITDA (as defined in the Loan Facility) shall be at least 180% of Debt Service (as defined in the Loan Facility).

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

10.	BANK LOANS (continued)

Block Account/Withdrawal Conditions

Under the Loan Facility, (i) insurance proceeds obtained as a result of Total or Material Partial Loss (as defined in the Loan Facility) relating to APSTAR V, APSTAR VI and APSTAR VI backup satellite and (ii) Termination sum of related construction contracts must be deposited in a designated account. The withdrawal of deposited amounts in such accounts may only occur in accordance with provision contained in the Loan Facility.

Others

The Loan Facility includes covenants customary for agreements of this type, including restrictions on APT and the Company’s ability to incur indebtedness, certain ownership restrictions, restrictions on affiliated transactions, covenants with respect of compliance with laws, maintenance of licenses and permits required for Group’s business and a requirement that all future transponder utilization agreements be entered into on an arms-length basis. Among the others, APT undertakes to ensure that its ultimate holding company, APT Satellite International Company Limited, directly own at least 50.01% of the voting rights in the Group.

The aggregate annual repayments of bank loans as at the balance sheet dates are as follows:

	2001	2002

	HK$	HK$
2002	61,986	—
2003	317,682	317,682
2004	—	—
2005	—	85,800
2006	—	78,000

Total	379,668	481,482

11.	ACCRUED EXPENSES

	2001	2002

	HK$	HK$
Provision on regulatory matters (note 20)	47,212	—
Provision for employee benefits	3,831	4,500
Other accrued expenses	39,474	39,548

	90,517	44,048

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

12.	CONTINGENCIES AND COMMITMENTS

(a)	Capital commitments:

At December 31, 2001 and 2002, the Group had authorised but not contracted capital commitments of HK$295,937 and HK$868,997, respectively, and contracted but not provided for capital commitments of HK$2,230,257 and HK$1,095,129, respectively, in respect of the procurement and launch of new satellites, APSTAR V and APSTAR VI.

Also, the Group’s share of the capital commitments of jointly controlled entities not included in the above are as follows:

	2001	2002

	HK$	HK$
Authorised but not contracted	48,975	—
Contracted but not provided for in the financial statements	40,252	69,407

Total commitments	89,227	69,407

(b)		Leasing arrangements — operating lease:

	(i)	The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments in respect of land and buildings under non-cancellable operating leases which fall due as follows:

	2001	2002

	HK$	HK$
Land and buildings:
2002	3,440	—
2003	3,395	3,452
2004	669	670

Total	7,504	4,122

Operating lease rental expenses were HK$3,108, HK$3,259 and HK$3,597 for the years ended December 31, 2000, 2001 and 2002, respectively.

	2001	2002

	HK$	HK$
Satellite transponders:
2002	402	—
2003	1,206	3,037
2004	—	2,863
2005	—	1,702

Total	1,608	7,602

Operating lease rental expenses were nil, HK$33 and HK$1,474 for the years ended December 31, 2000, 2001 and 2002, respectively.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

12.	CONTINGENCIES AND COMMITMENTS (continued)

(ii)	The Group as lessor

Property rental income was HK$298, HK$349 and HK$448 for the years ended December 31, 2000, 2001 and 2002, respectively. At December 31, 2002, properties with an aggregate carrying value of HK$6,327 were held for rental purpose. Depreciation charges relating to these properties were HK$241, HK$149 and HK$149 for the years ended December 31, 2000, 2001 and 2002, respectively. At the balance sheet date, the Group had contracted with tenants for the future minimum lease payments under non-cancellable operating leases in respect of properties which fall due as follows:

	2001	2002

	HK$	HK$
2002	404	—
2003	129	291
2004	—	129

Total	533	420

At the balance sheet date, the Group also contracted with a jointly controlled entity under non-cancellable operating leases in respect of rented premises and facilities management services. The future minimum lease payments are calculated based on the terms of the respective operating lease agreement that have been revised subsequently after the balance sheet date and are fall due as follows:

	2001	2002

	HK$	HK$
2002	8,110	—
2003	8,818	4,330
2004	8,819	4,110
2005	8,819	4,110
2006	8,819	4,110
2007	8,819	4,110
Thereafter	36,035	16,794

Total	88,239	37,564

In addition, the Group had contracted with customers in respect of transponder leasing, details of which are set out in note 13.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

12.	CONTINGENCIES AND COMMITMENTS (continued)

(c)	Prior to January 1, 1999, overseas withholding tax was not charged in respect of the Group’s transponder lease income derived from the overseas lessees. However, at the end of 1998, the tax authorities of the country concerned clarified that transponder lease income paid by lessees in their country is subject to overseas withholding tax. From January 1, 1999 onwards, overseas withholding tax has been charged on certain transponder lease income of the Group and full provision for such withholding tax has been made in the financial statements. The directors of the Group are of the opinion that the overseas tax authorities’ clarification should take effect from January 1, 1999 and, accordingly, no provision for the overseas withholding tax in respect of the previous years is necessary. The Group’s overseas withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant transponder lease income earned in the previous years, not provided for in the financial statements amounted to approximately HK$75,864.

13.	TRANSPONDER LEASE AGREEMENTS

Communication satellites with an aggregate net book value of HK$784,078 and HK$568,508 as at December 31, 2001 and 2002, respectively, were held for use, or intended for use, under transponder lease agreements. Depreciation charges were HK$208,457, HK$208,458 and HK$215,570 for the years ended December 31, 2000, 2001 and 2002, respectively. Generally, these transponder lease agreements may be terminated by the customer by giving not less than ninety days notice. Upon termination, the customer is obligated to pay the Group specified liquidated damages based on the contracts.

At balance sheet date, future minimum transponder rental receivable (after adjustment for termination and renegotiation subsequent to the year end) under transponder lease agreements relating to these communication satellites are as follows:

	2001	2002

	HK$	HK$
2002	268,970	—
2003	144,723	196,242
2004	81,084	83,370
2005	41,090	49,516
2006	11,094	11,094

Total	546,961	340,222

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

14.	COMMON STOCK

		Issued and
	Number	fully paid
	of shares	capital stock

	’000	HK$
Ordinary shares of HK$0.10 each
Balance January 1, 2001	412,800	41,280
Repurchase of shares	(80)	(8)

Balance at December 31, 2001 and at January 1, 2002	412,720	41,272
Repurchase of shares	(185)	(18)

Balance at December 31, 2002	412,535	41,254

The Company’s authorised share capital is 1,000,000,000 shares of HK$0.10 each. There were no changes in the Company’s authorised share capital during either year.

The shares repurchased by the Company have been cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was charged against share premium.

15.	ADDITIONAL PAID IN CAPITAL/OTHER RESERVES

The additional paid in capital of the Group arose as a result of the Group reorganisation in 1996 and represented the excess of the par value of the shares of the subsidiaries which the Company acquired over the par value of the Company’s shares issued in consideration thereof.

Other reserves represent Enterprise Expansion Fund and General Reserve Fund set aside by a subsidiary in accordance with the relevant laws and regulations of the PRC, which are not available for distribution.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

16.	RETIREMENT BENEFIT SCHEMES

The Group operates a Mandatory Provident Fund Scheme for all qualified employees in Hong Kong. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees.

The Group also joins the retirement insurance scheme operated by the local government under the law of the PRC for all employees in the PRC. Under the scheme, both the Group and employees contributes 8% and 5% of the monthly salary, respectively, to the retirement insurance scheme.

The only obligation of the Group with respect to the Mandatory Provident Fund Scheme and the retirement insurance scheme is to make the specific contributions.

The Group’s contribution to retirement benefit schemes during the years ended December 31, 2000, 2001 and 2002 amounted to HK$713, HK$967 and HK$1,266, respectively.

17.	INCOME TAXES

The income taxes charged to the consolidated statements of income are as follows:

	Year ended December 31,

	2000	2001	2002

	HK$	HK$	HK$
Current year provision:
Hong Kong	4,495	6,283	7,744
Overseas	24,349	18,127	23,551
Prior year underprovision
Hong Kong	—	1,388	—
Overseas	—	—	3,731

	28,844	25,798	35,026
Deferred taxation (note 18)	5,667	149	1,788

	34,511	25,947	36,814

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

17.	INCOME TAXES (continued)

Hong Kong Profits Tax provision for the years ended December 31, 2000, 2001 and 2002 were made by applying the tax rate of 16% to the estimated assessable profits earned in Hong Kong.

In March 2003, Hong Kong government announced that the rate for Hong Kong Profits Tax will be increased to 17.5% with effect from the 2003/2004 year of assessment. No adjustment has been made in the financial statements for this post balance sheet date change in tax rate.

Overseas tax includes the withholding tax paid or payable in respect of Group’s transponder lease income derived from the lessee which are located outside Hong Kong. The provision for the years ended December 31, 2000, 2001 and 2002 were made by applying tax rates prevailing in respective jurisdictions.

18.	DEFERRED TAXATION

	2001	2002

	HK$	HK$
Balance at beginning of year	123,526	123,675
Charge for the year (note 17)	149	1,788

Balance at end of the year	123,675	125,463

The principal components of the deferred tax liabilities (assets) are as follows:

	December 31,

	2001	2002

	HK$	HK$
Tax effect of temporary differences attributable to:
Certain leasing arrangements	110,887	109,941
Accelerated depreciation	77,499	66,637
Tax losses	(64,873)	(51,115)
Other timing differences	162	—

	123,675	125,463

Certain leasing arrangements provide the Group with an initial cash inflow in return for being responsible for the future obligations to make payments of taxation under the leasing arrangements. Any differences between the initial benefit and the eventual tax liability are provided for over the lives to the relevant leases.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

18.	DEFERRED TAXATION — continued

At the balance sheet date, the components of the cumulative balance of the net potential deferred tax (asset) liability not provided for in the financial statements are as follows:

	2001	2002

	HK$	HK$
Tax effect of timing differences attributable to:
Accelerated depreciation	11	—
Unutilised tax losses carried forward	(1,539)	(1,679)

	(1,528)	(1,679)

A deferred tax asset has not been recognised in the financial statements in respect of tax losses available to offset future profits as it is not certain that the tax losses will be utilised in the foreseeable future.

Deferred tax has not been provided on the deficit arising on the revaluation of the Group’s properties because gain/loss on the disposal of these assets would not be subject to taxation. Accordingly, the deficit arising on revaluation does not constitute a timing difference.

19.	RELATED PARTY TRANSACTIONS

(a)	Related party transactions carried out during the years ended December 31, 2000, 2001 and 2002 with shareholders and affiliates:

			Year ended December 31,

	Notes		2000	2001	2002

			HK$	HK$	HK$
Income from leasing of transponders to certain shareholders of the Company	(i	)	6,558	20,809	34,551
Income from leasing of transponders to a holding company of a shareholder of the Company	(i	)	6,431	19,500	18,594
Income from leasing of transponders to a jointly controlled entity	(i	)	1,808	6,282	8,245
Management fee income from a jointly controlled entity	(ii)		500	1,500	1,500
Management fee income from an associate	(iii)		—	—	189

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

19.	RELATED PARTY TRANSACTIONS (continued)

(a)	- continued

		Year ended December 31,

	Notes	2000	2001	2002

		HK$	HK$	HK$
Facilities management services income from a jointly controlled entity	(iv)	—	—	8,311
Interest income from jointly controlled entities	(v )	277	2,820	—
Interest income from certain shareholders of the Company	(vi)	6,099	—	—
Interest income from a subsidiary of a shareholder	(vii)	1,790	995	—
Rental expenses in connection with the leasing of transponders from a shareholder of the Company	(viii)	819	3,510	2,574
Interest paid to shareholders	(ix)	11	—	—
Technical support services expenses paid to a shareholder of the Company	(x )	—	4,490	—
Management fee expenses to a holding company of a shareholder of the Company	(xi)	—	1,802	2,280
Land and buildings transferred to a jointly controlled entity	(xii)	—	13,657	—
Payments in connection with APSTAR V project to a shareholder of the Company	(xiii)
- services fees		2,340	1,560	—
- deposit		7,800	—	—
Payments in connection with APSTAR V project to a fellow subsidiary of a shareholder of the Company	(xiii)
- service fee		—	140,166	12,324

(b)	At December 31, 2001 and 2002, the Group had the following amounts included in the balance sheet in respect of amounts owing by and to related parties:

			Deposits,		Other		Rentals received
	Trade		prepayments		payables and		in advance
	receivables		and other receivables		accrued charges		and deferred income

	2001	2002	2001	2002	2001	2002	2001	2002

	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Jointly controlled entities	—	101	36,471	52,215	3,329	1,590	—	—

Certain shareholders of the Company	11,098	53	956	—	4,594	4,665	21,309	12,638

Holding company of a shareholder of the Company	—	—	—	—	35,112	31,862	—	1,113

Shareholder of a jointly controlled entity	—	—	4,673	4,673	—	—	—	—

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

19.	RELATED PARTY TRANSACTIONS (continued)

(c)	At December 31, 2001 and 2002, the Group had an outstanding commitment to pay an additional service fee to a fellow subsidiary of a shareholder of the Company amounting to HK$330,174 and HK$317,850, respectively .

Notes:

(i)	The terms and conditions of these transponder lease agreements are similar to those contracted with other customers of the Group.

(ii)	Management fee income arose from a reimbursement of cost of service provided to a jointly controlled entity under the agreement.

(iii)	Management fee income from an associate arose from the reimbursement of expenses paid on behalf of an associate.

(iv)	The directors consider that the facilities management service income is charged according to the terms and conditions similar to those offered to other customers.

(v)	The interest income from a jointly controlled entity arose from loans made to the entity, further details of which are disclosed in note 7.

(vi)	The interest income arose from interest charged on overdue trade receivables under terms and conditions of transponder lease agreements which are similar to those contracted with other customers of the Group.

(vii)	The interest income is calculated at 4.25% per annum on the outstanding principal.

(viii)	The directors consider that the terms and conditions of these transponders lease agreements are similar to those offered to other customers by the lessor.

(ix)	The interest paid to shareholders is calculated at six months LIBOR.

(x)	The directors consider that the technical support services expenses were charged according to prices and conditions similar to those offered to other customers by the service provider.

(xi)	Management fee expenses arose from a reimbursement of cost of services provided from the holding company of a shareholder of the Company.

(xii)	The land and buildings were transferred at the then net book value at the date of transfer.

(xiii)	The directors consider that the service fees were charged according to prices and conditions similar to those offered to other customers by the launch service provider.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

20.	SUPPLEMENTAL INFORMATION

(a)	Profit from operations

	Year ended December 31,

	2000	2001	2002

	HK$	HK$	HK$
Profit from operations has been arrived at after charging:
Amortisation of goodwill (included in administrative expenses)	—	—	660
Bad debt written off	—	—	107
Depreciation	216,808	217,021	233,971
Exchange loss	—	312	16
Loss on disposal of property, plant and equipment	—	37	30
Allowance for doubtful receivables	—	—	5,207
Staff costs (including directors’ emoluments)
Pension contributions	980	1,219	1,294
Less: Forfeited contributions	(267)	(252)	(28)

Net pension contributions	713	967	1,266
Wages, salaries and bonuses	32,101	38,444	35,900

	32,814	39,411	37,166
Less: capitalised in construction in progress	—	—	(1,108)

	32,814	39,411	36,058
and after crediting:
Compensation income for early termination of lease agreements in respect of satellite transponders	440	364	53
Exchange gain	10,407	—	—
Gain on disposal of property, plant and equipment	498	—	—
Gain on disposal of partial interest in a jointly controlled entity	2,500	—	—
Reversal of provision on regulatory matters previously recognised in the life lease of transponders of APSTAR IIR (note)	45,788	—	47,212
Reversal of allowance for doubtful receivables	11,970	5,182	130

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

20.	SUPPLEMENTAL INFORMATION (continued)

(a)	Profit from operations — continued

Note:

Under the terms of an agreement made with an independent third party dated August 18, 1999 in relation to the leasing of substantially all of the transponder capacities of APSTAR IIR, the directors of the Group agreed to bear the cost of retrofitting the dishes of affected customers of APSTAR IIR as a result of increase in dish size. Provision was therefore made for the best estimate of the potential cash outflow under the agreement based on the estimated cost of retrofitting the dishes. In 2000, as the number of transponders that had been identified as probable cause of the interference decreased, an amount of HK$45,788 related to this provision was reversed and at December 31, 2000 and 2001, the provision was HK$47,212 as disclosed in note 11.

In 2002, the directors of the Group reassessed the probability of the need to increase the dish size of affected customers of APSTAR IIR. Based on information from the lessee of the transponders in APSTAR IIR (“lessee”) received in December 2002, the transponders are no longer used in providing FM/TV carrier services and this greatly alleviated the probability of the need to retrofit the dishes. The lessee and potentially affected customers have not requested the Group to retrofit the dishes as of December 31, 2002. In addition, the lessee is not aware of any interference caused by APSTAR IIR which requires the Group to bear the cost of retrofitting the dishes of affected customers. The lessee had also not requested the Group to reimburse the lessee for such amount, to the extent they undertake the retrofitting efforts under APSTAR IIR customer contracts with such affected customers as a result of increase in dish size. Accordingly, the directors of the Group are of the opinion that the probability of the need to retrofit the dishes is remote and hence, no provision on regulatory matters is considered necessary. An amount of HK$47,212 has been reversed to income in 2002.

(b)	Valuation and qualifying accounts

	Year ended December 31,

Allowance for doubtful receivables	2000	2001	2002

	HK$	HK$	HK$
Balance at beginning of the year	36,897	25,088	12,305
Charged to cost and expenses	161	—	5,337
Reductions	(11,970)	(5,182)	(130)
Written off	—	(7,601)	(11,475)

Balance at end of the year	25,088	12,305	6,037

(c)	Finance costs

	Year ended December 31,

	2000	2001	2002

	HK$	HK$	HK$
Interest on bank borrowings wholly repayable within five years	15,338	5,644	117
Other borrowing costs	—	—	2,125
Less: Amount capitalised in construction in progress	—	—	(2,242)

	15,338	5,644	—

Borrowing costs capitalised during the year arose on a bank loans borrowed for the purpose of financing the construction and launching of satellites.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

21.	SEGMENTAL INFORMATION

The Group only has one business segment, namely the maintenance, operation and leasing of satellite telecommunication systems.

The Group’s geographical segment analysis of revenue and operating income by location of customers, is as follows:

	2000		2001		2002

		Operating		Operating		Operating
	Revenue	income	Revenue	income	Revenue	income

	HK$	HK$	HK$	HK$	HK$	HK$
Hong Kong	20,347	4,765	40,459	11,694	47,178	10,164
Other regions in the PRC	264,247	61,886	270,009	78,041	254,901	54,914
Others	56,902	13,327	63,690	18,408	49,346	10,630

	341,496	79,978	374,158	108,143	351,425	75,708

Other operating income		179,742		78,491		72,327
Unallocated corporate expenses		(65,540)		(71,967)		(78,550)

Profit from operations		194,180		114,667		69,485

The Group’s analysis of the total carrying amount of segment assets and segment liabilities by location of customers is as follows:

	2001		2002

	Segment	Segment	Segment	Segment
	assets	liabilities	assets	liabilities

	HK$	HK$	HK$	HK$
Hong Kong	23	27,028	206	17,970
Other regions in the PRC	23,646	92,543	42,077	69,935
Others	1,837	39,663	934	38,347

	25,506	159,234	43,217	126,252
Unallocated corporate assets/liabilities	3,255,192	656,827	3,296,152	737,968

	3,280,698	816,061	3,339,369	864,220

The Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple countries but not located at a specific geographical area. Accordingly, no segment analysis of the carrying amount of segment assets by location of assets is presented.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

22.	SHARE OPTION PLAN

At the annual general meeting on May 22, 2001, the Company adopted a share option scheme (“Scheme 2001”) and granted options to the Group’s employees on June 19, 2001. On May 22, 2002, the Company adopted a new share option scheme (“Scheme 2002”) at its 2002 annual general meeting. Thereafter, no future options can be granted under the Scheme 2001. The options granted on June 19, 2001 shall continue to be valid until their expiry.

The total number of shares which may be issued upon exercise of all options to be granted under Scheme 2001 and Scheme 2002 shall not in aggregate exceed 10% of the total number of shares of the Company (“Shares”) in issue on the adoption date of the Scheme 2002 (i.e. 412,720,000 shares). As at the date of report, the shares of the Company in issue was 412,535,000 shares.

Under Scheme 2002, the total number of Shares to be issued upon exercise of the options granted to each eligible person (including both exercised and outstanding options) in any 12-month period shall not exceed 1% of the total number of Shares in issue. The exercise price (subscription price) shall be such price as determined by the Board of Directors in its absolute discretion at the time of the making of the offer but in any case the exercise price shall not be lower than the highest of (i) the closing price of the Shares as stated in the Stock Exchange of Hong Kong Limited’s (“Exchange”) daily quotations sheet on the date of the offer of grant, which must be a trading day; (ii) the average closing price of the Shares as stated in the Exchange’s daily quotations sheets for the five trading days immediately preceding the date of the offer of grant; and (iii) the nominal value of a Share.

During the year, no options had been granted under the Scheme 2002.

Under the Scheme 2001, the maximum entitlement of each eligible person was that the total number of shares issued or issuable under all options granted to such eligible person (including both exercised and outstanding options) upon such grant being made shall not exceed 25% of the total number of the Shares for the time being issued and issuable under the Scheme 2001. In addition, the subscription price was determined by the Board of Directors on a case-by-case basis and would not be less than the nominal value of the Shares nor at a discount of more than 20% below the average closing price of the Shares as stated in the Exchange’s daily quotation sheets on the five dealing days immediately preceding the date on which the invitation to apply for an option under Scheme 2001.

The particulars of the outstanding share options granted under the Scheme 2001 during the year ended December 31, 2002 are as follows:

Number of
share options

Outstanding as at January 1, 2002	13,450,000
Cancelled during the year	(40,000)

Outstanding as at December 31, 2002	13,410,000

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

22.	SHARE OPTION PLAN (continued)

All the above options have an exercise price of HK$2.765 per share and are exercisable within the period from May 22, 2003 to May 21, 2011.

The financial impact of share options granted is not recorded in the consolidated balance sheet until such time as the options are exercised, and no charge is recognised in the consolidated statements of income in respect of the value of options granted. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Group’s financial instruments as at December 31, 2002, approximate fair value with the exception of the fixed rate time deposits and bank loans of HK$317,682. The fixed rate time deposits and bank loans of an equivalent amount bear same interest rate which is higher than the market interest rate and their fair value as at December 31, 2002 are estimated to be HK$349,487 and HK$349,102, respectively.

24.	CONCENTRATION AND OTHER RISKS

Financial instruments that potentially subject the Group significant concentrations of credit risk consist principally of cash investments and accounts receivable.

The Group maintains cash and cash equivalents with various financial institutions. These financial institutions are located both in Hong Kong and overseas. The Company policy is designed to limit exposure to any one institution.

Two customers accounted for 36% and 21% each of the total transponder leasing revenues in the year ended December 31, 2000. Two customers accounted for 29% and 10% each of the total transponder leasing revenues in the year ended December 31, 2001. Two customers accounted for 23% and 13% each of the total transponder leasing revenues in the year ended December 31, 2002.

Revenues from the Group’s five largest customers for the years ended December 31, 2000, 2001 and 2002 were HK$254.6 million, HK$207.5 million and HK$198.9 million (US$25.5 million) respectively, which represented 74.6%, 55.5% and 56.6% respectively, of total revenues. Revenues from the Group’s largest customer represented 35.7%, 29.0% and 22.9% respectively, of total revenues during such periods.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

24.	CONCENTRATION AND OTHER RISKS — CONTINUED

Substantially all of the Group’s accounts receivable are due from prominent broadcasters and telecommunication services providers. Furthermore, as of December 31, 2001 and 2002, the three largest accounts receivable amounted to HK$17,190 and HK$16,031, respectively. The Group performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral because it usually receives trade deposits which represent a quarter of rental payable to the Group. The transponder lease agreements are subject to termination by the Group if lease payments are not made on a timely basis.

Technology in the satellite broadcasting and telecommunication industry is in a rapid and continuing state of change, with technological developments and innovations constantly emerging. Any technological lag in the designs of the existing satellites could result in lower rental fees after the expiration of the initial rental terms for the leased transponders.

25.	POST BALANCE SHEET EVENT

On May 5, 2003, APT received a letter from the Hong Kong Inland Revenue Department (“IRD”) in connection with the Profits Tax Returns filed for the years of assessment 1999/2000 and 2000/2001. APT recognised a gain of approximately HK$389,744 in 1999 in relation to the transfer of substantially all of the satellite transponder capacities of APSTAR IIR for the rest of its useful life. APT has claimed the gain as a non-taxable capital gain in its 1999/2000 Profits Tax Return. The IRD disagreed with the capital gain claim in their letter of May 5, 2003 and proposed to treat the proceeds received as taxable income to APT with a corresponding entitlement to statutory depreciation allowances in respect of APSTAR IIR. The tax effect of this event to APT is estimated to be approximately HK$47,000.

The Directors of the Company are of the opinion that the transaction in respect of APSTAR IIR is in substance an outright sale and represents a capital transaction. The gain derived from this transaction should be regarded as capital receipts of APT and therefore non-taxable. A letter disagreeing with the IRD proposal will be filed to pursue the non-taxable capital gain argument. Having taken into consideration of the independent professional advice, the Company believes it has a reasonable likelihood of success in defending its position. Accordingly, no additional provision has been recognised in the financial statements.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP

(a)	Summary of Significant Differences Between HK GAAP and US GAAP

The accompanying consolidated financial statements are prepared in accordance with HK GAAP which differ in certain significant respects from US GAAP. Differences which have a significant effect on the consolidated net income and shareholders’ equity are set out below.

(i)	Recognition of revenue

Certain of the Group’s transponder lease agreements for transponder capacity contain pre-determined escalations over the terms of the agreements. In previous years, revenue was recognised on an accrual basis under the contract terms under HK GAAP. Under US GAAP, revenue is recognised on a straight line basis over the relevant lease term.

(ii)	Investment properties

Under HK GAAP, investment properties representing property leased for a specified period are stated at valuation and are not depreciated. Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the consolidated statement of income. Under US GAAP, such investment properties would be stated at cost and depreciated over their lease terms.

(iii)	Deferred taxation

Under HK GAAP, deferred taxation is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallize in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

Under US GAAP, the tax effects of both taxable and deductible temporary differences are recognised as deferred tax liabilities and assets respectively. A valuation allowance is recorded to the extent it is considered more likely than not that the deferred tax assets will not be realised.

(iv)	Share options

Under HK GAAP, no compensation expense is recognised.

Under US GAAP, in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, compensation expense is recognised for options granted to employees to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date, which is generally the grant date unless certain conditions apply. Under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, an entity may alternatively compute compensation expense based on the fair value of the options granted. The Company has adopted APB No. 25 for purpose of accounting for stock option issued to employees.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAPP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(v)	Goodwill

HK GAAP requires goodwill arising from an acquisition to be capitalised and amortised over its estimated useful life.

Under US GAAP effective from January 1, 2002, SFAS No. 142, “Goodwill and Other Intangible Assets”, requires that goodwill and other indefinite life assets acquired in a business combination no longer be amortised, instead, these assets must be tested for impairment at least annually.

(vi)	Impairment of long-lived assets

HK GAAP requires that an enterprise assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the enterprise should estimate the recoverable amount of the asset. Impairment loss is the amount by which the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is the higher of an asset’s net selling price and its value in use. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. A reversal of previous impairment provisions is allowed to the extent of the loss previously recognised as expense in the consolidated statement of income.

Under US GAAP, in according to SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets (except goodwill and other indefinite life assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognised if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the asset (less disposal cost if to be disposed of). Subsequently reversal of the loss is prohibited.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAPP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(b)	Net income

The effect on net income of significant differences between HK GAAP and US GAAP is as follows:

	Year ended December 31,

	2000	2001	2002

	HK$	HK$	HK$
Net income as reported under HK GAAP	142,996	78,009	24,435
Adjustments:
Recognition of revenue	(3,635)	(1,476)	(3,697)
Investment property	—	(66)	(13)
Tax effect of reconciling items	582	236	591
Compensation expense of share options granted	—	(4,074)	(7,553)

Net income as reported under US GAAP	139,943	72,629	13,763

Weighted average shares, outstanding
— basic	417,433,000	412,773,000	412,675,000

— diluted	N/A	413,890,000	412,675,000

Earnings per share under US GAAP
— basic	33.52 cents	17.60 cents	3.34 cents

— diluted	N/A	17.55 cents	3.34 cents

No outstanding stock options (see Note 22) were included in the computation of diluted earnings per share for the year ended December 31, 2002 as their exercise price is higher than their average market price during the year.

Under US GAAP effective from January 1, 2002, goodwill is no longer be amortised but is subject to annual impairment review. Hence, amortisation of goodwill of approximately HK$660 which has been provided under HK GAAP during 2002 was reversed under US GAAP. However, as a result of the Group’s impairment assessment, a provision was recorded to reduce goodwill to its estimated fair value for both HK GAAP and US GAAP. Thus, the impairment provision recorded under US GAAP was HK$660 higher than that recorded under HK GAAP.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAPP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(c)	Shareholders’ Equity

The effect on shareholders’ equity of significant differences between HK GAAP and US GAAP is as follows:

	December 31,

	2001	2002

	HK$	HK$
Shareholders’ equity as reported under HK GAAP	2,464,637	2,468,311
Adjustments:
Recognition of revenue	3,697	—
Investment property	381	368
Tax effect of reconciling items	(591)	—

Shareholders’ equity as reported under US GAAP	2,468,124	2,468,679

The changes in shareholders’ equity in accordance with US GAAP is as follows:

	Capital	Additional	Other	Retained
	stock	paid-in capital	reserves	earnings

	HK$	HK$	HK$	HK$
Balance at January 1, 2001	41,280	1,794,993	—	617,260
Share repurchased and cancelled	(8)	(184)	—	—
Dividends	—	—	—	(61,920)
Share options granted	—	4,074	—	—
Transfer to other reserves	—	—	64	(64)
Net income	—	—	—	72,629

Balance at December 31, 2001	41,272	1,798,883	64	627,905
Share repurchased and cancelled	(18)	(289)	—	—
Translation difference not recognised in the consolidated statements of income	—	—	182	—
Dividends	—	—	—	(20,636)
Share options granted	—	7,553	—	—
Transfer to other reserves	—	—	30	(30)
Net income	—	—	—	13,763

Balance at December 31, 2002	41,254	1,806,147	276	621,002

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAPP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(d)	Comprehensive income under US GAAP

For the years ended December 31, 2000 and 2001, comprehensive income equalled net income.

The comprehensive income for the year ended December 31, 2002 was HK$13,945, comprised of net income of HK$13,763 and translation difference of HK$182.

(e)	Consolidated statements of income and consolidated balance sheets under US GAAP

The compensation received from cancellation of transponder lease agreements is classified as revenues under US GAAP. In addition, the reversals of the allowance for doubtful receivables and provision for regulatory matters, and the impairment loss on goodwill and land and buildings are presented as part of costs and expenses under US GAAP.

Under US GAAP, the interest expense on the loan borrowed by the Partnership and the matching interest income on the deposit by a fellow subsidiary are not offset.

The consolidated statements of income under US GAAP is as follows:

	Year ended December 31,

	2000	2001	2002	2002

	HK$	HK$	HK$	US$
Total revenues	338,301	373,046	347,781	44,587
Total costs and expenses	(281,270)	(342,122)	(314,621)	(40,336)

Income from operations	57,031	30,924	33,160	4,251
Other income (expenses)
Interest expense	(72,072)	(56,155)	(43,685)	(5,601)
Interest income	163,236	120,732	65,874	8,446
Others-net	27,012	7,906	2,873	368
Share of loss of jointly controlled entities	(1,335)	(5,067)	(10,624)	(1,362)

Income before income taxes and minority interests	173,872	98,340	47,598	6,102
Provision for income taxes	(33,929)	(25,711)	(36,223)	(4,644)
Minority interests	—	—	2,388	306

Net income	139,943	72,629	13,763	1,764

Under US GAAP, the Company’s consolidated total assets were HK$3,284,776 and HK$3,339,737 at December 31, 2001 and 2002, respectively, and consolidated total liabilities were HK$816,652 and HK$864,220 at December 31, 2001 and 2002, respectively.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAPP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(f)	Consolidated Statements of Cash Flow

A reconciliation of the major captions in the consolidated statements of cash flow under HK GAAP and US GAAP is as follows:

	Year ended December 31,

	2000	2001	2002

	HK$	HK$	HK$
Net cash provided by operating activities:
Amount under HK GAAP	1,577,370	281,406	162,763
US GAAP adjustment — interest received	90,051	87,262	20,254

Amount under US GAAP	1,667,421	368,668	183,017

Net cash provided by (used in) from investing activities:
Amount under HK GAAP	44,861	(126,494)	(1,037,192)
US GAAP adjustment — interest received	(90,051)	(87,262)	(20,254)

Amount under US GAAP	(45,190)	(213,756)	(1,057,446)

The net cash (used in) provided by financing activities were the same under both HK GAAP and US GAAP.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAPP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(g)	Income Taxes

A reconciliation of the expected tax with the actual tax expense under US GAAP is as follows:

	Year ended December 31,

	2000	2001	2002

	HK$	HK$	HK$
Hong Kong statutory income tax rate	16.0%	16.0%	16.0%

Statutory rate applied to income before income taxes under US GAAP	27,820	15,734	7,616
Change in estimated provision of prior year	2,624	1,388	—
Overseas withholding tax applied to lease revenue	24,349	18,052	27,247
Income/expense not taxable/deductible, net	(9,355)	87	(3,602)
Offshore income not taxable, net	(5,439)	(4,717)	(1,542)
Interest income not taxable	(15,096)	(9,546)	(2,821)
Share of losses of jointly controlled entities not deductible	213	811	1,717
Certain leasing arrangements	6,287	6,287	6,287
Others	2,526	(2,385)	1,321

Income taxes under US GAAP	33,929	25,711	36,223

Income/expense not taxable/deductible includes losses incurred by several subsidiaries which do not produce any taxable income and as such, the losses are not deductible against future profits.

As at December 31, 2002, the Group had net operating loss carryforwards of approximately HK$330 million that it can carryforward indefinitely.

The tax expense under US GAAP is presented below:

	Year ended December 31,

	2000	2001	2002

	HK$	HK$	HK$
Current	28,844	25,798	35,026
Deferred	5,085	(87)	1,197

	33,929	25,711	36,223

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAPP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(g)	Income Taxes — continued

The principal components of the deferred tax liabilities (assets) under US GAAP are as follows:

	December 31,

	2001	2002

	HK$	HK$
Tax effect of temporary differences attributable to:
Certain leasing arrangements	110,887	109,941
Accelerated depreciation	77,510	66,637
Tax losses	(66,412)	(52,794)
Other timing differences	753	—
Valuation allowance	1,528	1,679

	124,266	125,463

(h)	Pro forma information of net income and earnings per share under SFAS No. 123

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Group had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of share option at date of grant is HK$2.82 per option which is estimated using the Black-Scholes option pricing model with the following assumptions:

(1) an expected volatility of 47%

(2) no expected annual dividend

(3) an expected life of the options of 119 months; and

(4) a risk free interest rate of 6%

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the share options.

If the Company had accounted for its share option plan by recording compensation expense based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net income as reported under US GAAP and earnings per share for the years ended December 31, 2001 and 2002 would have been adjusted to the pro forma amounts as follows:

		2001	2002

		HK$	HK$
Net income	As reported	72,629	13,763
	Pro forma	66,113	1,685
Basic earnings per share	As reported	17.60 cents	3.34 cents
	Pro forma	16.02 cents	0.41 cents
Diluted earnings per share	As reported	17.55 cents	3.34 cents
	Pro forma	15.97 cents	0.41 cents

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAPP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(h)	Acquisition of a subsidiary

The results of CTIA have been included in the consolidated financial statements from the date of acquisition of the additional 20% interest (i.e. April 11, 2002). CTIA has established a joint venture in the PRC which primarily engages in provision of data transmission services.

The Group’s acquisition of an additional ownership interest in CTIA is in line with the Group’s strategic development plan of shifting towards end-users in the value-chain of the telecommunications and broadcasting businesses.

Goodwill is recorded when the consideration paid for the acquisition of additional 20% interest in CTIA exceeds the fair value of identifiable net tangible assets. Details of goodwill are set out in note 9.

Pro Forma Financial Information

The unaudited pro forma US GAAP financial information shown below has been prepared on the basis that the additional 20% interest in CTIA had been acquired at the beginning of 2001. This pro forma financial information is presented as supplemental information and is not necessarily indicative of the results of operations that would have been achieved had the said acquisition taken place at the beginning of 2001. Pro forma information is as follows:

	2001	2002

	HK$	HK$
Total revenues	373,046	347,781
Net income	71,994	13,089
Basic earnings per share	17.44 cents	3.17 cents
Diluted earnings per share	17.39 cents	3.17 cents

The pro forma revenue for 2001 and 2002 included the 2001 revenues of CTIA of HK$1,170 and revenues of CTIA from January 1, 2002 to date of acquisition of HK$1,438, respectively. The pro forma net income for 2001 included adjustment for 20% of the net loss of CTIA for the same period and the 2002 pro forma net income included adjustment for 20% of the net loss of CTIA from January 1, 2002 to date of acquisition. The goodwill arising from the acquisition was not amortized in 2001 and through the date of acquisition.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Amounts stated in thousands, except share data)

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAPP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(i)	New pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issue Task Force Issue (“EITF”) No. 94-3. The Company will adopt the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognised when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognised at the date of commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognising future restructuring costs as well as the amounts recognised. The Company does not believe the adoption of such interpretation will have a material impact on its results of operations or financial position.

In November 2002, the FASB issued Interpretation Number 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002 and the Company has opted those requirements for these financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company does not believe the adoption of such interpretation will have a material impact on its results of operations or financial position.

In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities”. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not believe the adoption of such interpretation will have a material impact on its results of operations or financial position.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit

1.1	Memorandum of Association and By-laws of the Company (incorporated by reference to the Company’s Registration Statement, as filed with the Commission on December 9, 1996, Registration Number 333-6044).

4.1	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.2	Launch Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Launch Contractor, a subsidiary of China Aerospace Science & Technology Corporation, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.3	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated December 11, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on December 18, 2001).

4.4	Term Sheet executed by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, Contractor and Loral Orion, Inc., both of which are independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated September 20, 2002 (incorporated by reference to the Company’s 6-K filed with the Commission on September 30, 2002).

4.5	Transponder Lease Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Lessee, a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, dated April 11, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on April 16, 2003)

8.1	List of subsidiaries and the jurisdictions under which each does business (contained in Note 1 to the Consolidated Financial Statements in Item 18 herein).

99.1**	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2**	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

**	Filed herewith.

SIGNATURES

     Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing an Annual Report on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

APT SATELLITE HOLDINGS LIMITED

/s/ Chen Zhaobin

Chen Zhaobin
Executive Director and President

Date: July 1, 2003

CERTIFICATIONS

I, Chen Zhaobin, certify that:

(1)  I have reviewed this annual report on Form 20-F of APT Satellite Holdings Limited;

(2)  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3)  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects of the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

(4)  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to filing this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

(5)  The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

(6)  The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in the internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

Date: July 1, 2003

/s/ Chen Zhaobin

Chen Zhaobin Executive
Director and President

I, He Dongfeng, certify that:

(1)  I have reviewed this annual report on Form 20-F of APT Satellite Holdings Limited;

(2)  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3)  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects of the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

(4)  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to filing this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

(5)  The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

(6)  The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in the internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

Date: July 1, 2003

/s/ He Dongfeng

He Dongfeng
Director and Vice President

EXHIBIT LIST

Exhibit
Number	Name of Exhibit

1.1	Memorandum of Association and By-laws of the Company (incorporated by reference to the Company’s Registration Statement, as filed with the Commission on December 9, 1996, Registration Number 333-6044).

4.1	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.2	Launch Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Launch Contractor, a subsidiary of China Aerospace Science & Technology Corporation, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.3	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated December 11, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on December 18, 2001).

4.4	Term Sheet executed by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, Contractor and Loral Orion, Inc., both of which are independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated September 20, 2002 (incorporated by reference to the Company’s 6-K filed with the Commission on September 30, 2002).

4.5	Transponder Lease Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Lessee, a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, dated April 11, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on April 16, 2003).

8.1	List of subsidiaries and the jurisdictions under which each does business (contained in Note 1 to the Consolidated Financial Statements in Item 18 herein).

99.1**	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2**	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Notes:

**	Filed herewith.