Form 20-F
period 2003-12-31
APT SATELLITE HOLDINGS LTD
filed 2004-06-29
CIK 1027229

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934, or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934.

Commission file number 0-29338

APT SATELLITE HOLDINGS LIMITED

(Exact Name of the Registrant Specified in its Charter)

Bermuda

(Jurisdiction of Incorporation or Organization)

22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong

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

413,265,000 Common Shares as of December 31, 2003.

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

Item 17☐ Item 18 ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

GLOSSARY OF CERTAIN TERMS

     In this Form 20-F, unless the context otherwise requires, the following expressions have the following meanings:

ADS	An American Depositary Share representing ownership of eight shares of the Company’s Ordinary Shares, evidenced by American Depositary Receipts.

analog	A method of storing, processing or transmitting information through a continuously varied (rather than pulsed) signal.

APCN2	Asia Pacific Cable Network 2, a submarine cable project under a consortium of telecommunication companies. The project provides additional telecom capacity for designated Asian cities by the end of 2001.

APSTAR System	The Company’s current and future satellites, including APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V, APSTAR VI (formerly APSTAR VB), and any other satellites to be launched by the Company in the future.

APT/APT HK	APT Satellite Company Limited, a company incorporated in the HKSAR and a wholly-owned indirect subsidiary of the Company.

APT BVI	APT Satellite Investment Company Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company.

APT Group	The Company and its subsidiaries and affiliates.

APT International	APT Satellite International Company Limited, a company incorporated in the British Virgin Islands with limited liability and a shareholder of the Company.

APT Telecom	APT Satellite Telecommunications Limited, a jointly controlled entity of the Company which is incorporated in the HKSAR and had been engaging in the provision of telecommunication services.

APT Telecom Lease	The agreement for lease dated March 12, 2001 made between APT Telecom and Science and Technology Parks Corporation in respect of the Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extension Thereto, Hong Kong.

APT’s Leases	The Lease Agreement as supplemented and modified by the Cancelled Agreement for Lease, the Deed of Cancellation, the Second Supplemental Agreement, the Fifth Modification of Lease and the Fifth Modification Proposal.

bandwidth	A range of frequencies occupied by a modulated carrier or the range of frequencies which can be transmitted through a communications system. Bandwidth is one measure of the information carrying capacity of a transponder. The wider the bandwidth, the more information can be transmitted.

Basic Law	The Basic Law of the Hong Kong Special Administrative Region (HKSAR) of the People’s Republic of China, effective as of July 1, 1997, is the constitutional document for the HKSAR.

beam	The directed electromagnetic rays emanating from a spacecraft or ground station. With respect to satellites, it typically refers to aggregates of these rays such as a China (coverage) beam or global (coverage) beam.

Cancelled Agreement for Lease	The agreement for lease dated June 19, 2000 made between APT and the Science and Technology Parks Corporation in respect of the original Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto.

C2C	C2C Pte. Ltd., a cable network provider and under a consortium of telecommunication companies led by Singapore Telecommunications Ltd.

CCTV	China Central Television, a PRC state-owned enterprise under the supervision and control of the SARFT.

CITV	China International Television Corporation, a PRC state-owned enterprise under the supervision and control of the SARFT.

CLTC	China Satellite Launch and Tracking Control General, a PRC state-owned enterprise subject to the supervision and control of the Defense Commission.

C-band	In satellite communications (FSS) used to refer to downlink frequencies between 3.4 GHz and 4.2 GHz and uplink frequencies between 5.85 GHz and 7.075 GHz. It is often referred to as 4/6 GHz.

cellular	Domestic public cellular radio telecommunications service. Cellular systems are based on multiple base stations, or ''cells,’’ that permit efficient frequency reuse and on software that permits the system to band mobile calls from cell to cell as subscribers move through the cellular service area.

China Aerospace	China Aerospace Science & Technology Corporation (formerly China Aerospace Corporation or the PRC Ministry of Aerospace Industry), a PRC state-owned enterprise engaged in the research, design, testing and manufacturing of launch vehicles and satellites.

ChinaSat	China Telecommunications Broadcast Satellite Corporation, a PRC state-owned enterprise under the supervision of the MII and which is the satellite operation arm of the MII.

DBS	Direct broadcast satellite, a satellite capable of transmitting direct-to-home television programming.

dBW	Decibel relative to one watt, a measure of a satellite’s power (e.g., 50 dBW is 10 times more powerful than 40 dBW).

Deed of Cancellation	The deed of cancellation and surrender dated March 12, 2001 in respect of cancellation of the Cancelled Agreement for Lease made between APT and Science and Technology Parks Corporation.

digital	Referring to a method of storing, processing, or transmitting information through a pulsed (rather than continuously varied) signal.

downlink	The receiving portion of a satellite circuit extending from the satellite to the earth.

Director(s)	Director(s) of the Company, including all executive director(s), all non-executive director(s) and independent non-executive directors.

earth station	The antennae, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.

EIRP	Equivalent isotropic radiated power, the product of the power supplied to the antenna and the antenna gain in a given direction relative to an isotropic antenna (absolute or isotropic gain).

Eligible Employee(s)	Employee(s) (whether full time or part time employee(s), including any executive director but not any non-executive director) of the Company or its subsidiaries.

Eligible Grantee(s)	Persons who are eligible to accept the offer of the grant of an Option in accordance with the Scheme 2001 or Scheme 2002, as the context requires.

Fifth Modification of Lease	The fifth modification of agreement for lease dated May 31, 2002 made between APT and Science and Technology Parks Corporation in respect of modification of user of the lease contained in the Lease Agreement.

Fifth Modification Proposal	The fifth modification proposal dated May 31, 2002 made between APT and Science and Technology Parks Corporation in respect of modification of user in the proposal form in relation to the Lease Agreement.

footprint	The geographic area covered by a satellite’s downlink or uplink beams, the outer edge of which is generally defined as that area where the quality of communication degrades below an acceptable commercial level due to the spacecraft antenna pattern, power of the signal or curvature of the earth.

frequency	Number of repetitions in a given time. Typically it refers to the rate of variation per second of the carrier wave or modulating signal. Communications satellite RF signals are typically in the GHz frequency range. See C-band and Ku-band.

FTNS	Fixed telecommunications network services, presently known as Fixed Carrier Licence.

GEO	Geostationary orbit.

geostationary orbit	A geosynchronous orbit in which the orbital inclination and eccentricity of a satellite are zero such that the satellite appears to hover over a fixed position on the earth’s equator.

Global Offering	The Company’s initial world-wide public offering of Ordinary Shares and American Depositary Shares, each representing eight shares of the Company’s Ordinary Shares dated December 13, 1996.

HDTV	High definition television.

HKSAR	Hong Kong Special Administrative Region of the PRC.

ISDN	Integrated services data network.

ITU or International Telecommunication Union	The International Telecommunication Union, the telecommunications agency of the United Nations, established to provide standardized communications procedures and practices, including frequency allocation and radio regulations, on a world-wide basis.

Joint Declaration	The Joint Declaration of the Government of the United Kingdom and the Government of the PRC on the Question of Hong Kong with Annexes signed on 19 December 1984.

Ku-band	In satellite communications (FSS), it is used to refer to downlink frequencies between 10.7 GHz and 12.75 GHz and uplink frequencies between 13.75 GHz and 14.8 GHz. Often it is referred to as 11/14 or 12/14 GHz.

Lease Agreements	The agreement for lease dated February 26, 1993, made between APT and the Science and Technology Parks Corporation in respect of Subsection 1 of Section E of Tai Po Town Lot No. 13 and Extension Thereto, Hong Kong on which APT’s satellite control center is developed.

LEO	Low-earth orbit of up to 1,500 miles above the earth.

Master Registry	The Master International Frequency Register of the ITU, which lists frequency assignments of orbital slots upon notification.

MEO	Mid-earth orbit of up to 18,000 miles above the earth.

megahertz (MHz)	A measure of frequency, 1 million cycles per second.

microwave	Radio frequency carrier waves with wavelengths of less than one meter- frequencies above 300 MHz.

MII	Ministry of Information Industry of the PRC.

mobile satellite services	Services transmitted via satellites to provide mobile telephone, paging, messaging, facsimile, data, and position location services directly to users.

OFTA	The Office of the Telecommunications Authority of Hong Kong or, where the context requires, the Telecommunications Authority of Hong Kong.

v

operational life	The time for which a satellite is capable of operating in its allotted position. The expected end of a satellite’s in-orbit operational life is mainly based on the period during which the satellite’s on-board fuel permits proper station-keeping maneuvers for the satellite.

Option(s)	Options granted to the Eligible Grantees under the Scheme 2001 or to the Participants under the Scheme 2002, as the context requires.

paging	A service designed to deliver a message to a person whose location is unknown; messages may be received via an alphanumeric or character display or small speaker.

Participant(s)	Any person belonging to any of the following classes of persons: (a) any Eligible Employee; and (b) any non-executive directors (including independent non-executive directors) of the Company or any of its Subsidiaries, in accordance with the Scheme 2002

PRC	The People’s Republic of China, other than HKSAR

PSTN	Public switched telephone networks which comprise the network infrastructure necessary for providing basic telephone services.

radio frequency	A frequency that is higher than the audio frequencies but below the infrared frequencies, usually above 20 KHz.

Radio Regulations	Radio Regulations of the ITU.

Radio Regulatory Department	Radio Regulatory Department of the MII.

Radiocommunication Bureau	Radiocommunication Bureau of the ITU.

SARFT	China State Administration of Radio Film and Television, a government office responsible for the management of the provision of Radio, Film and Television in the PRC.

Satellite Control Center	The earth station of the Group for the TT&C of APSTAR Systems and the provision of broadcasting transmission and telecommunication services. It is located in Tai Po, New Territories, Hong Kong.

Science and Technology Parks Corporation	Hong Kong Science and Technology Parks Corporation (formerly known as Hong Kong Industrial Science and Technology Parks Corporation), the lessor of certain Lease Agreements with the Company.

scrambled programming	Programming signals which require a decoder for purposes of viewing.

Second Supplemental Agreement	The second supplemental agreement for lease and grant of second extension area dated March 12, 2001 made between APT and the Science and Technology Parks Corporation in respect of Subsection 3 of Section E of Tai Po Town Lot No. 13 and Extensions Thereto.

signal	A physical, time-dependent energy value used for the purpose of conveying information through a transmission line.

switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information; switching is the process of interconnecting circuits to form a transmission path between users.

teledensity	Telephone access lines per 100 persons.

telemetry	Radio transmission of coded or analog data from a satellite to a ground station.

telephony	Science of construction and operation of telephones and telephonic systems.

transponder	A microwave repeater which provides a discrete path to receive communications signals, translate and amplify such signals and retransmit them to earth or another satellite.

TT&C	Telemetry, tracking and command.

TT&C Station	Telemetry, tracking and command station, a land-based facility that monitors and controls the positioning,

uplink	altitude and status of a satellite in orbit. In satellite communications, the signal from the earth station to the space station (satellite).

VSAT	Very small aperture terminal.

PART I

Item 1. Identity of Directors, Senior Management, and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Selected Consolidated Financial Information

     The following table presents selected consolidated financial information for APT Satellite Holdings Limited (the “Company” or “APT Holdings”) as of and for the five fiscal years ended December 31, 2003. The financial statement information as of and for each of the years in the five-year period ended December 31, 2003 has been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s Audited Consolidated Financial Statements (the “Audited Consolidated Financial Statements”) and with “Item 5. Operating and Financial Review and Prospects.” The Audited Consolidated Financial Statements are prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from US GAAP. For a discussion of the nature and effect of principal differences between Hong Kong GAAP and US GAAP, see Item 18 and Note 27 of the “Notes to the Audited Consolidated Financial Statements” of the Company, which contains descriptions of the significant differences between Hong Kong GAAP and US GAAP, a reconciliation of net income/(loss) from Hong Kong GAAP to US GAAP for the years ended December 31, 2001, 2002 and 2003, and reconciliation of shareholders’ equity from Hong Kong GAAP to US GAAP as of December 31, 2002 and 2003. In addition, Note 27 to the Audited Consolidated Financial Statements of the Company, which contains additional disclosures required under US GAAP, which are not disclosed elsewhere in the Audited Consolidated Financial Statements of the Company.

Statement of Income Data:

	1999	2000	2001	2002	2003	2003
	HK$	HK$	HK$	HK$	HK$	US$
(in millions, except per share data)
Hong Kong GAAP:
Total revenues	482.0	341.5	374.2	351.4	302.2	38.7
Total costs and expenses	(439.9)	(327.1)	(337.9)	(345.6)	(355.2)	(45.5)
Other operating income	436.0	179.7	78.4	72.3	33.0	4.2
Deficit arising on revaluation of investment property	—	—	—	—	—	—
Impairment loss recognized in respect of property, plant and equipment	—	—	—	(5.2)	(129.1)	(16.5)
Impairment loss recognized in respect of goodwill arising on acquisition of an interest in a subsidiary	—	—	—	(3.4)	—	—
Profit/(loss) from operations	478.1	194.1	114.7	69.5	(149.1)	(19.1)
Interest expenses	(31.8)	(15.3)	(5.6)	—	—	—
Share of losses of jointly controlled entities	—	(1.3)	(5.1)	(10.6)	(64.8)	(8.3)
Income/(loss) before income taxes	446.3	177.5	104.0	58.9	(213.9)	(27.4)
Provision for income taxes (1)	(71.8)	(34.5)	(26.0)	(36.8)	(11.7)	(1.5)
Minority interests	—	—	—	2.3	0.9	0.1
Net income/(loss)	374.5	143.0	78.0	24.4	(224.7)	(28.8)
Basic earnings/(loss) per share (cents)(2)	89.2	34.3	18.9	5.9	(54.4)	(7.0)
Basic earnings/(loss) per ADS (cents)(2)	713.4	274.1	151.2	47.4	(435.4)	(55.8)
Diluted earnings/(loss) per share (cents) (2)	—	—	18.9	5.9	(54.4)	(7.0)
Diluted earnings/(loss) per ADS (cents)(2)	—	—	150.8	47.4	(435.4)	(55.8)
Weighted average number of shares outstanding(2) – Basic	420	417	413	413	413	413
Weighted average number of shares outstanding(2) – Diluted	—	—	414	413	413	413
Dividend per share (cents)	35.0	20.0	5.0	—	—	—
US GAAP:
Net income/(loss)	360.2	139.9	72.6	13.8	(225.3)	(28.9)
Basic earnings/(loss) per share (cents)(2)	85.8	33.5	17.6	3.3	(54.6)	(7.0)
Basic earnings/(loss) per ADS (cents)(2)	686.1	268.2	140.8	26.7	(436.5)	(56.0)
Diluted earnings/(loss) per share (cents)(2)	—	—	17.6	3.3	(54.6)	(7.0)
Diluted earnings/(loss) per ADS (cents)(2)	—	—	140.4	26.7	(436.5)	(56.0)
Weighted average number of shares outstanding(2) – Basic	420	417	413	413	413	413
Weighted average number of shares outstanding(2) – Diluted	—	—	414	413	413	413
Balance Sheet Data:
(in millions)
Hong Kong GAAP:
Working capital (deficiency)	1,606.7	1,582.4	1,451.4	739.5	482.8	61.9
Property, plant and equipment, (net)	1,285.1	1,101.9	1,150.0	2,018.9	2,445.4	313.5
Total assets	3,792.8	3,421.1	3,280.7	3,339.4	3,305.6	423.8
Long-term liabilities (less current portion)	831.9	643.2	542.9	377.7	769.6	98.7
Total liabilities	1,287.0	972.4	816.1	864.2	1,046.6	134.2
Minority interests	—	—	—	6.8	5.9	0.7
Capital stock-common stock	42.0	41.3	41.3	41.3	41.3	5.3
Total shareholders’ equity (net assets)	2,505.8	2,448.7	2,464.6	2,468.4	2,253.1	288.9
US GAAP:
Total assets	3,802.0	3,426.7	3,284.8	3,339.7	3,297.3	422.7
Total liabilities	1,288.4	973.2	816.7	864.2	1,046.6	134.2
Minority interests	—	—	—	6.8	5.9	0.7
Total shareholders’ equity	2,513.6	2,453.5	2,468.1	2,468.7	2,244.8	287.8

(1)	With effect from January 1, 2003, the Company adopted a new accounting policy for the year ended December 31, 2003. The effect of this change in accounting policy is not material and, therefore, the opening balances have not been restated. For details, please see Item 18 and Note 22 of the “Notes to the Audited Consolidated Financial Statements” of the Company.

(2)	Per share and per ADS data is derived from the weighted average number of shares outstanding during the applicable period. No diluted earnings per share have been presented for the two fiscal years ended December 31, 2000 as there were no potentially dilutive securities outstanding. Diluted earnings per share was the same as the basic earnings per share as there were no dilutive potential ordinary share in existence for the fiscal years ended December 31, 2002 and 2003.

     The Hong Kong Dollar is freely convertible into other currencies (including the US Dollar). Since October 17, 1983, the Hong Kong Dollar has been linked to the US Dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements which give effect to the link is an agreement between the Government and the three Hong Kong banknote-issuing banks, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China (Hong Kong) Limited. Under this agreement, the Government of the Hong Kong SAR Exchange Fund issues certificates of its indebtedness to the banknote-issuing banks against payment in US Dollars at the fixed exchange rate of HK$7.80 to US$1.00. The banknote-issuing banks hold the certificates of indebtedness to cover the issuances of banknotes. When the banknotes are withdrawn from circulation, the banknote-issuing banks surrender the certificates of indebtedness to the Government of the Hong Kong SAR Exchange Fund and are paid the equivalent US Dollars at the fixed rate.

     The consolidated financial statements of the Group are expressed in Hong Kong dollars (“HK$”). The translations of amounts from Hong Kong dollars into United States dollars for convenience of the reader in this annual report have been made at the rate on December 31, 2001, 2002 and 2003 of HK$7.80 = US$1.00. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2001, 2002 and 2003, or any other certain date.

     The market exchange rate of the Hong Kong Dollar against the US Dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. Exchange rates between the Hong Kong Dollar and other currencies are influenced by the rate between the US Dollar and the Hong Kong Dollar.

     The exchange rates of the Hong Kong Dollar to the United States Dollar as of and during the years ended December 31, 1999, 2000, 2001, 2002, and 2003 were as follows:

	1999	2000	2001	2002	2003
Average(1)	7.7586	7.7933	7.7994	7.7997	7.7875
High	7.7751	7.8045	7.8001	7.8000	7.8001
Low	7.7420	7.7773	7.7969	7.7936	7.7085
End of Period	7.7700	7.7998	7.7978	7.7981	7.7640

(1)	The rate of exchange means the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during the period.

     The exchange rates of the Hong Kong Dollar to the United States Dollar for each month during the previous six months were as follows:

	December 2003	January 2004	February 2004	March 2004	April 2004	May 2004
High	7.7670	7.7775	7.7845	7.7980	7.8000	7.8010
Low	7.7628	7.7632	7.7686	7.7842	7.7870	7.7895

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

     Risk of Launch Failure or Delay

     There is significant risk in launching satellites. APSTAR V, which is scheduled to be launched by Sea Launch Limited Partnership (“Sea Launch”) in the second quarter of 2004. APSTAR V, is scheduled to be launched by Sea Limited Partnership (“Sea Launch”) in the second quarter of 2004. The LM-3B was developed from the Long March 3A Launch Vehicle and both employ similar technology. While the actual failure rate varies by launch vehicle and launch service provider, as at December 31, 2003, the success rate of Sea Launch was approximately 91.7% and the success rates of Long March 3A and B were 100% and 80% respectively, which are comparable to other international launch service providers.

     While the Company maintains launch and initial in-orbit insurance to cover the replacement value of the satellites and has limited protection in the form of liquidated damages or penalties payable to the Company due to a delay by either the satellite manufacturer and its affiliates or the launch service provider, it is unlikely that such insurance, liquidated damages or penalties would be adequate to compensate the Company for its entire loss in the event of any launch failure or significant delay. Although the Company has obtained launch insurance for APSTAR V, there can be no assurance that the insurers will not require exclusions from coverage of certain potential events or additional premiums based upon current developments in the satellite industry for the launch insurance of APSTAR V. In the event of the launch failure or serious delay in launching APSTAR V, while APT may be able to move some of its customers to APSTAR IA or APSTAR VI, such failure or delay could adversely affect the APT’s transponder lease agreements for APSTAR V with customers such as SingTel, and would be further adversely affected by the loss of customers of APSTAR I, the useful life of which is expected to expire at the end of 2004.

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

     Future Satellites

     The launch and operational risks of any of APT’s future satellites, including APSTAR V and APSTAR VI, are similar to those described above affecting APSTAR I, APSTAR IA, and APSTAR IIR. In addition, contracts for the design, construction, launch, insurance and commercial operation, of the Company’s future satellites (other than APSTAR V and APSTAR VI) have not yet been entered into. In addition to the foregoing, the Company may incur additional costs due to cost overruns, delays, disasters or other unanticipated expenditures with respect to such satellites. Accordingly, no assurance can be given as to the ultimate cost of these satellites or whether these new satellites will be constructed and placed into service according to the Company’s current timetable, or at all.

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

     Having granted the Space Station Carrier Licence for the TT&C operation of APSTAR V to APT by OFTA on November 1, 2003, the Company currently has licenses for the operation of APSTAR I, APSTAR IA, APSTAR IIR and APSTAR V. Owing to the fact that APSTAR V is under the leasehold arrangement and will be operated by Loral Skynet instead of the Company, there is no need for the Company to obtain the Outer Space Licence for APSTAR V. APT is in the course of application for the necessary licences for the operation of APSTAR VI with OFTA. However, there can be no assurance that existing laws and regulations affecting the Company will remain applicable in the future, or whether any such applicable laws and regulations are likely to be amended.

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

     Possible Disputes Relating to Orbital Slots

     APSTAR I is utilizing certain designated C-band and extended C-band frequencies in the orbital slot at 138 degrees East and APSTAR IA is utilizing certain designated C-band and extended C-band frequencies in the orbital slot at 134 degrees East. The right to use these frequencies at such orbital slots has been licensed to the Company by the Kingdom of Tonga (“Tonga”), which, through its agent namely Friendly Islands Satellite Communications Limited. (“TongaSat”), has responsibility for the ITU coordination process with respect to such orbital slots and the frequencies covered by the Company’s license.

     APT and TongaSat entered into a licence agreement on July 8, 2003, under which APT can utilize certain designated C-band, extended C-band and Ku-band frequencies in the orbital slot at 138 degrees East for APSTAR V. APT and TongaSat also entered into an operator agreement on December 19, 2003 for the utilization of certain Ku-band frequencies in the same orbital slot for APSTAR V, such operator agreement was approved by the corresponding administrations of both HKSAR and Tonga on March 15, 2004.

     Tonga has confirmed to the Company that it has not granted rights to any third party that would affect the Company’s license or the Company’s entitlement to use the frequencies at such orbital slot covered by the license. Disputes may arise with respect to these and other orbital slots used by or contemplated for the Company’s satellites. Any such disputes or interference may have a material adverse effect on the Company’ s business.

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

     Export Restrictions

     The United States government has imposed certain restrictions on technology transfers to certain countries including the PRC. Export licenses for the deliveries of TT&C Systems and satellites are required to be obtained by Space Systems/Loral Inc. (“SS/Loral”), the manufacturer of APSTAR V, and manufacturers of other satellites that the Company may launch in the future in connection with launches in any country subject to restrictions on technology transfers. In November 2001, the US government granted approval, valid until the end of 2003, for the construction of APSTAR V. On September 20, 2002, APT entered into a Term Sheet (the “APT-Loral Term Sheet”) with Loral Orion, Inc. (“Loral Orion”), a subsidiary of Loral Space and Communications Limited and subsequently entered into certain agreements. Under the APT-Loral Term Sheet and the agreements, Loral Orion agreed to participate in the development of APSTAR V by investing up to 50% of the capital necessary for the APSTAR V project on a pro rata basis in order to obtain rights to 27 transponders at a value of approximately US$115.0 million. In March 2003, the parties agreed to lower the number of transponders to be purchased by Loral Orion to 25, but Loral Orion’s capital commitment remains unchanged. APT selected Sea Launch to launch APSTAR V, which was expected to take place in the third quarter of 2003, but which was later postponed to June 2004. By selecting Sea Launch’s launch vehicle, the Company believes that the risk of export license delay will be substantially reduced. Because of the failure of SS/L to obtain the export license for the transfer of the title of APSTAR V in time for launching, which had been scheduled in mid-November 2003, APT entered into a Satellite Procurement Amendment Agreement, a Satellite Transponder Agreement and a Satellite Agreement (collectively the “Definitive Agreements”) with SS/L and Loral Orion on August 26, 2003 for the purpose of minimizing any further delay in the launch of the satellite. Under the Definitive Agreements, the title of APSTAR V will be transferred to Loral Orion, Inc. upon intentional ignition rather than APT and simultaneously therewith APT will have an irrevocable lease of forty-one and one-half (41 and 1/2) transponders for the lease term commencing upon transfer of title from SS/L to Loral Orion until the end of operational life of APSTAR V. Under the Satellite Agreement, APT will release the leasehold interest of twelve and one-half (12 and 1/2) transponders to Loral Orion in stages over a five years period from the in-service date of APSTAR V subject to payment of installments by Loral Orion to APT. This will result in the APT having 29 transponders. Under the leasehold arrangement, Loral Orion has committed that it would continue to pursue for the necessary export license for title transfer of APSTAR V. The Definitive Agreements were approved by the United States Bankruptcy Court on October 28, 2003. The Company believes that entering into the Definitive Agreements will allow for the timely replacement of APSTAR I so that satellite transponder services of the Group can be enhanced. The Definitive Agreements will not adversely impact the business and future plans of the Group because the leasehold interests under the Definitive Agreements will allow APT to carry on its business in a normal commercial practice of leasing its transponders capacities to any third parties.

     Owing to the failure by SS/L to obtain approval from the U.S. State Department in a timely manner in order to commence the Congressional Notification Period, the launch window for APSTAR V under the Launch Agreement was missed and the launch has been delayed. To cope with the delay, APT entered into a Settlement Agreement with Loral Orion Inc. and an Amended Launch Agreement with SS/L and Sea Launch Limited Partnership on November 16, 2003. The Settlement Agreement makes certain amendments to the Satellite Procurement Amendment Agreement, the Satellite Transponder Agreement and the Satellite Agreement and the Launch Agreement to allow for (i) a postponement of the date of launch of APSTAR V to April 28, 2004 (later on, due to the partial failure of deployment of north solar array of EdS, a SS/L made satellite that was launched by Sea Launch in January 2004, the launch date of APSTAR V was further postponed to the end of June 2004); and (ii) for Loral Orion to take an additional 4.5 transponders as Initial Loral Orion Transponders, which are in aggregate 17 transponders to be taken up upon the completion of in-orbit test of APSTAR V, resulting in Loral Orion assuming the payment of US$20.4 million that would otherwise to be paid by APT for the construction, launch and insurance of APSTAR V. Such payment will significantly reduce the cash-flow pressure of APT. The total number of 25 transponders of APSTAR V to be taken up by Loral Orion will remain unchanged. Since the operational life of APSTAR I will remain at least until end of 2004 or mid of 2005, the Company believes that the delay in the launch of APSTAR V will not affect the replacement of APSTAR I.

     The Settlement Agreement and the Amended Launch Agreement were approved by the United States Bankruptcy Court on December 4, 2003 and the export license for launching of APSTAR V was issued by the United States government on November 25, 2003.

     In March 2002, Alcatel Space Industries (“Alcatel”) informed APT that they had received unconditional approval from the French government for the delivery of the French-made satellite to the PRC for launching.

     However, there can be no assurance that the relevant vendor of satellite will be able to obtain all the necessary licenses or that the licenses or such other licenses will not be revoked by the relevant government or that the relevant government will not impose additional restrictions or trade sanctions against the PRC or other countries that would significantly delay the planned launch of the satellite in question or other satellites that the Company or any of its subsidiary or associated company may launch in the future.

 Business Risks

    Insurance

     The Company has in-orbit insurance coverage in respect of APSTAR IA and IIR until December 31, 2004 and October 17, 2004, respectively. The in-orbit insurance coverage for APSTAR I was operative until December 31, 2003 and could not have been extended to cover its remaining design life because it was less than one-year.

     The Company had also maintained third-party liability insurance for APSTAR I, IA and IIR as required by the Outer Space Ordinance License until June 30, 2002. Having gone through discussions with OFTA in respect of obtaining a waiver that would exempt the Company from compiling the requirement of maintaining third-party liability insurance for in-orbit satellites under the APSTAR Systems in accordance with the Outer Space Ordinance, on April 30, 2004 OFTA granted the Company such a waiver whereby the requirement of third party liability insurance in respect of APSTAR I, IA and IIR respectively for in-orbit operation is waived. There can be no assurance that the Company will be subject to any claim for third-party liability in respect of satellites under APSTAR System.

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

     Competitive Nature of the Industry

     The international satellite communications industry is highly competitive. The Company faces competition from numerous international, regional and domestic satellite companies and from other communications companies which offer competing services using satellites or land-based facilities in the Asia-Pacific region. Many of these competitors have substantially greater financial resources than the Company. The Company expects that new satellites will be launched covering all or part of the Asia-Pacific region in the future, assuming announced plans for such launches are successfully implemented on schedule, such launches are implemented on schedule, there would be an increase of transponder capacity serving the region, the expanding supply of international telecommunications facilities, including those of the Company, exceeds the demand for such services, such overcapacity could have a negative impact on the Company’s results of operations and financial condition. Technology developments, such as the use of digital video compression technology, and the proliferation of fiber optic cables in the form of land cables and submarine cables at comparatively lower cost for point-to-point telecommunication services may also result in reduced demand for transponder capacity as such advancements become commercially viable.

     The laws of certain countries require domestic television broadcasters and domestic satellite telecommunications operators providing services in their home countries generally to use state-owned or locally-owned satellites to the extent capacity is available. These legal requirements may prevent the Company and other satellite companies from competing in the provision of transponder capacity to these potential customers. There can be no assurance that other countries in the Asia-Pacific or Middle East regions, including those countries within the footprints of APSTAR System satellites and in which the Company’s customers currently provide programming or telecommunications services, will not impose similar requirements to use state-owned or locally-owned satellites in the future on domestic broadcasters or operators. The imposition of such requirements could adversely affect the Company’ s results of operations and financial condition.

     Additional Financing Requirements

     The satellite business is highly capital-intensive. The Company expects total capital expenditures for the design, construction and launch of APSTAR V and APSTAR VI to be approximately US$230 million and US$240 million, respectively. Under the APT-Loral Term Sheet, Loral Orion agreed to participate in the development of APSTAR V by investing up to 50% of the total capital necessary for the APSTAR V, equivalent to an amount of approximately US$115 million, correspondingly reducing the Company’s investments in APSTAR V. In addition, the Company expects that it will make substantial capital expenditures in connection therewith and with respect to future satellite projects over the coming years. APT may also need to make additional capital expenditures for additional TT&C facilities related to future satellite projects.

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

     The Loan Facility is divided into three tranches. Tranche A for APSTAR V is for up to US$100 million and will mature on the earlier of December 31, 2009 or the sixth anniversary of the commencement of commercial operations of APSTAR V. Tranche B for APSTAR VI is for up to US$120 million and will mature on the earlier of March 31,2011 or the sixth anniversary of the commencement of commercial operations of APSTAR VI. Tranche C for APSTAR VI back up, which is for up to US$40 million, will be available beginning July 1, 2004 and will mature on the earlier of June 30, 2012 or the sixth anniversary of the commencement of commercial operations of APSTAR VI Backup. The Loan Facility further provides that the aggregate amount under tranche A and tranche B may not exceed US$200 million and the total aggregate amount under the three tranches may not exceed US$240 million.

     In March 2004, APT obtained a confirmation letter from its lenders with regard to the launch delay of APSTAR V. Pursuant to the confirmation letter, the unutilized portion under Tranche A and Tranche C are cancelled due to the availability period of drawing under Tranche A with respect to APSTAR V having expired at year-end 2003. Accordingly, the aggregate loan facility under the two tranches A and B was reduced to US$165 million, the repayment date of the first installment under Tranche A was extended to six months after the successful launch and in orbit testing of APSTAR V, and certain financial covenants were amended.

     As of December 31, 2002 and 2003, the aggregate outstanding borrowing amount under the Loan Facility was US$21 million and US$90 million, respectively.

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

     Restrictions on Real Property Use

     APT Telecom entered into the APT Telecom Lease on March 12, 2001 for the lease of a piece of land known as The Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extension Thereto of approximately 6,903.29 square meters (equivalent to approximately 74,309 square feet (Site 3A) adjacent to the Satellite Control Center for the development of an integrated teleport (the “Teleport”) for telecommunication services. Pursuant to the APT Telecom Lease, APT Telecom has completed the construction of the Teleport and commencing operations within 24 months from March 12, 2001. APT Telecom is required under the APT Telecom Lease to make additional capital expenditures of not less than HK$200 million with respect to the development of this property. As at December 31, 2003, APT Telecom still has HK$38.0 million (US$4.9 million) capital commitment in respect of the property in which the Company shared HK$20.9 million (US$2.7 million).

     APT entered into the Second Supplemental Agreement on March 12, 2001 for the lease of property known as Subsection 3 of Section E of Tai Po Town Lot No. 13 and Extensions Thereto of approximately 2,016 square meters (equivalent to approximately 21,701 square feet) (Site 3B) adjacent to the Satellite Control Center, which was then merged with the lands leased under the Lease Agreement, the occupied land (Site 1) for the TT&C facility and the adjacent land (Site 2), where Phase II of the Satellite Control Center is located, in order to manage the additional needs for the operation and control of APSTAR V and APSTAR VI, as well as the provision of broadcasting and telecommunication services. APT has committed to completing the construction and commencing operations on the new site within 24 and 30 months, respectively, of March 12, 2001. The Second Supplemental Agreement required APT to make additional capital expenditures of not less than HK$100 million with respect to the development of this property and APT had completed the commitment at the end of December 2003. APT completed the construction of the Satellite Control Center Phase II and obtained the occupation permit with respect to the property on February 2, 2002.

     APT entered into the Fifth Modification of Lease and Fifth Modification Proposal in May 2002 according to which APT is allowed to extend its services to broadcasting transmission services and telecommunication services, including Internet data centers, teleport services and other telecommunication facilities and services.

     Pursuant to the APT Telecom Lease and the Second Supplemental Agreement, each of APT Telecom and APT has procured Bank of China (Hong Kong) Limited to provide two bank guarantees in the respective amounts of HK$1.3 million (for Site 3A mentioned above) and HK$670 thousand (for Site 3B mentioned above) in favor of the Science and Technology Parks Corporation, enforceable by the Science and Technology Parks Corporation against Bank of China (Hong Kong) in the event of either company’s failure to perform or comply with its respective obligations and undertakings on the above-mentioned development schedules and capital expenditures commitments. The bank guarantees expired on March 5, 2004. APT Group is still in the process to discuss with the Science and Technology Parks Corporation in respect of the fulfillments of obligations and undertakings on the above-mentioned development schedules and capital expenditures commitments. As at the latest practicable date of this submission, APT Group has not yet obtained the confirmation or waiver with respect to the above-mentioned development schedules and capital expenditures commitments. There can be no assurance that APT Group can obtain the wavier. If such wavier cannot be obtained, APT Telecom may make further capital expenditure as at December 31, 2003 in the amount of HK$38.0 million (US$4.9 million) in respect of the above-mentioned development.

     Dependence on Key Customers

     Revenues from the Company’s five largest customers for the years ended December 31, 2001, 2002, and 2003 were, HK$207.5 million, HK$198.9 million and HK$119.2 million (US$15.3 million), respectively, which represented 55.5%, 56.6% and 39.4%, respectively, of total revenues. Revenues from the Company’s largest customer represented 29.0%, 22.9% and 12.6%, respectively, of total revenues during such periods. The

Company’s results of operations could be materially and adversely affect by the loss of one or more of its key customers.

Political and Economic Risks

     Substantially all of the Company’s revenues are derived from its operations conducted in the Asia-Pacific region, including the PRC and Hong Kong. As a result, the Company’s results of operations and financial condition may be influenced by the political situation in the PRC, Hong Kong and elsewhere in the Asia-Pacific region and by the general state of the various Asian economies. For the years ended December 31, 2001, 2002 and 2003, approximately 72.2%, 72.5% and 74.7%, respectively, of the Company’s revenues were derived from customers based in the PRC. In addition, due to the geographic coverage of the Company’s satellites, the most significant market for the Company’s customers (whether or not such customers are based in the PRC) has been, and is expected to continue to be, the PRC.

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

     The PRC government has mandated that international satellite channels must distribute their channels in the PRC using a unified satellite platform different from the APSTAR System. The implications of this requirement are not yet certain, but since over 70% of APT’s revenue is derived from China, there may be an adverse impact on APT’s business.

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

     The SARS Outbreak

     In the first half of 2003, there was the out-break of a highly infectious deadly flu-like disease known as Severe Acute Respiratory Syndrome (“SARS”) in the Asia Pacific region, including the PRC. The SARS outbreak had severely affected the economic environment of most of Asia. No vaccine yet been successfully developed, and therefore another outbreak of SARS could adversely affect the economies of the region.

Item 4. Information on the Company

History and Development of the Company

     APT Satellite Holdings Limited (the “Company” or “APT Holdings”) is a Bermuda company incorporated on October 17, 1996 with its principal place of business originally at Rooms 3111-3112, 31st Floor, One Pacific Place, 88 Queensway, Hong Kong (Telephone: 852 2526-2281) and subsequently removed to 22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong on December 8, 2003 (Telephone: 852 2600-2100). The Company’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda. APT is a Hong Kong company and a wholly-owned indirect subsidiary of the Company. References herein to the “Company” include APT Holdings and its subsidiaries, except where the context otherwise requires.

Business Overview

     The Company, through its subsidiary, APT, is a leading provider of high quality satellite services throughout the PRC and elsewhere in the Asia-Pacific region. APSTAR System broadcasts satellite TV channels of many prominent international broadcasters (including HBO, Sony Pictures Entertainment and Hallmark Entertainment), as well as prominent PRC, Taiwan and Hong Kong broadcasters (including CCTV, CETV-1 and CSTV). The Company’s strategy is to serve as a preferred operator for these and other international and PRC, Taiwan, and Hong Kong broadcasters. The Company also provides telecommunications services to, among others, the China Telecom Corp. and China United Telecommunications Corp. (“China Unicom”), China Netcom, the main telecommunication service providers in China.

     APT’s first satellite, APSTAR I, was launched in July 1994 and commenced commercial service on September 15, 1994. APSTAR IA was launched in July 1996 and commenced commercial service on September 1, 1996. As at December 31, 2003, the utilization rates of APSTAR I and APSTAR IA were 53.9% and 60.7%, respectively (in 2002, the utilization rates of these satellites were 55.6% and 65.7% , respectively).

     The Company launched a third satellite, APSTAR IIR, in October 1997, and it commenced commercial service on January 1, 1998 for the provision of high quality and high power transponder capacity in the Asia-Pacific region. Moreover, APSTAR IIR provides a wider coverage and higher power in comparison to APSTAR I and APSTAR IA.

     On August 18, 1999, APT entered into a lease agreement with Loral Asia Pacific Satellite (HK) Ltd. (“Loral Asia”), a wholly-owned subsidiary of Loral Space and Communications Limited, for the lease of 43 of the 44 transponders of APSTAR IIR. According to the lease agreement, Loral Asia is entitled to use the capacities of these transponders until their service spans expire. The lease price was approximately US$298 million, payable by eighteen installments in United States Dollars within four years. Loral Asia later proposed to advance the date of payment and, as a result, the lease price was revised to approximately US$273 million, payable in three installments, with the last installment of approximately US$181 million paid on March 27, 2000. According to the lease agreement and all relevant operating licenses, APT is responsible for the operational control of the satellite under the satellite service agreement with Loral Asia. According to the satellite service agreement, operational control of the services are provided until the end of life of the satellite, unless terminated by Loral Asia. As of December 31, 2003, 100% of the transponders’ capacities of APSTAR IIR was leased.

     In order to take advantage of the demand in the PRC and elsewhere in Asia for varied television programming with superior picture and sound quality, the Company has commissioned to launch a high power satellite, APSTAR V, in the second quarter of 2004. APSTAR V is intended to satisfy demand in both Asia and Australia for transponder capacity. It is also intended to further expand the APSTAR System as APSTAR I approaches the end of its expected operational life. In December 2001, the Company also commissioned APSTAR VI to serve as the backup to APSTAR V as well as the replacement satellite of APSTAR IA.

     On April 11, 2003, APT and SingTel (also referred hereafter as the “Lessee”) entered into a new lease agreement (the “New Agreement”), which supercedes the original lease agreement with SingTel on January 8, 2001, for the lease of 15 C-band transponders out of the total of 38 C-band and 16 Ku-band transponders of APSTAR V at an aggregate lease price of approximately US$112 million. Under the New Agreement, SingTel will lease 6, instead of 15, of APSTAR V’s transponders of through its expected operational life, expected to be not less than 13 years, and at the fixed aggregate lease price for the six transponders will be US$33.6 million (approximately HK$262.5 million). Under the New Agreement, APT also granted SingTel the right to lease up to five additional transponders upon the written request of SingTel made within three years from the date APSTAR V commences operation at a fixed aggregate lease price of US$22.2 million (approximately HK$172.8 million). Subject to the provisions of the New Agreement, the maximum amount of the lease price for 11 transponders payable to APT will be US$55.8 million (approximately HK$435.4 million).

     Subject to the provisions of the New Agreement, APT has also agreed to provide operational and maintenance services to the Lessee through APSTAR V’s useful life for the annual management fee which will cover all costs associated with operations and management of the transponders as well as tracking, telemetry and command services, and all necessary insurance including in-orbit insurance and third-party liability insurance and maintenance. The fixed aggregate value of the management fees for the six transponders amounts to US$16.3 million (approximately HK$127.1 million); the annual amounts of the management fees will range from US$0.8 million (approximately HK$6.6 million) to US$1.4 million (approximately HK$11.0 million). If the Lessee exercises its rights to lease five additional transponders, the fixed aggregate amount of the management fees for those additional transponders will amount to US$13.6 million (approximately HK$105.9 million).

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

     The Company’s broadcasting customers generated approximately 47.8%, 49.0% and 49.5%, and telecommunications customers generated approximately 49.9%, 46.4% and 46.8% of the Company’s total revenues for the years ended December 31, 2001, 2002 and 2003, respectively, with the remaining revenues in those periods having been derived from the provision of services in respect of satellite television uplink, telemetry, tracking and control and marketing services for APSTAR IIR customers. In the years ended December 31, 2001, 2002 and 2003, approximately 72.2%, 72.5% and 74.7%, respectively, of the Company’s revenues were derived from customers in the PRC.

     Satellite Telecommunication and Broadcasting Services

     In order to fully tap the business potential arising from the telecommunications field in the Asia Pacific region, including the PRC, APT Telecom Services Limited provides telecommunication services such as Fixed Carrier Licence (formerly known as external satellite-based fixed telecommunication network services) under the FTNS license issued by OFTA on June 19, 2000. These FTNS include VSAT, Teleport and uplink service, wholesale voice, Internet POP gateway services, and the Teleport service. The Teleport is built to be adjacent to the Company’s Satellite Control Center, with a site area of 74,000 square feet, and total floor area of 180,000 square feet, including a data center of approximately 120,000 square feet. The Teleport provides customers a one-stop service for various kinds of advanced telecommunications services through satellite and cable, as well as linking the Asia Pacific region, including the PRC, to North America and Europe.

     On September 10, 2003, APTT entered into a master agreement with the Company’s wholly-owned subsidiary, APT Telecom Services Limited (“APTTS”), Skywork and Singasat whereby the business of APTT was being reorganized through transferring APTT’s Fixed Carrier License (“FCL”) business together with the FCL to APTTS and transferring APTT’s cable interests related to FCL including the APCN and C2C interests to SingTel. The former transfer was done pursuant to a transfer of business agreement between APTT and APTTS at consideration of HK$6,800,000 together with compensation of HK$13,500,000 payable in 5 equal annual installments commencing on February 1, 2005 by APTT to APTTS’s holding company, APT Satellite Company Limited, for the surrender by APTT of the remaining term of a services and facilities lease agreement in respect of a premises in Tai Po Industrial Estate. The latter transfer was done pursuant to a cable interests transfer agreement between APTT and Singasat, which subsequently assigned it to its holding company SingTel, at considerations of HK$2,986,000 and HK$2,574,000 in respect of the APCN interest and C2C interest respectively. This reorganization was completed on October 10, 2003. The Company believes that the reorganization will allow the APT Group to concentrate on the satellite-related telecom services business, which is in line with the Group’s core business in providing satellite transponder services.

     APT Satellite TV Development Limited (“APT TV”) established a satellite TV broadcasting platform based on the Satellite Television Uplink and Downlink License granted by the Government of HKSAR in 1999 and was broadened to other satellites in addition to APSTAR System in November 2003. During the first half of 2002, APT increased investments in uplinks and downlinks, and TV-program transmission and broadcasting facilities. APT TV’s program-transmission capacity is up to 20 channels to accommodate the future demand for satellite TV program services, enhancing the capacity of the APT TV’s satellite TV broadcasting platform and further developing the Company’s satellite broadcasting business.

     Furthermore, in April 2002, APT TV established an associate venture with Eurosport, Societe Anonyme (“Eurosport”). Through this association, APT TV and Eurosport have been providing the Chinese market with satellite TV broadcasting services, and commenced operation of the first sports news channel in the PRC in July 2002. In December 2002, the associate venture signed an agreement with China International TV Corporation and obtained a permit for limited broadcasting in PRC. Owing to the change in business strategy of the associate such that APSTAR system could not be used by the associate in establishing its business, APT TV transferred 33% interests of and the amount due from the associate to Eurosport at a consideration of HK$634 thousand (US$81 thousand). Although APT TV transferred 33% interests in that associate’s total share capital to Eurosport in December 2003, the Company will continue to pursue the establishment of the satellite TV platform as a overall strategy.

     In April 2002, the Group acquired an additional 20% interest in CTIA VSAT Network Limited (“CTIA”), in which it previously had a 40% ownership interest. CTIA indirectly owns 21% of a PRC company that provides data broadcasting services for the PRC market, Beijing Zhong Guang Xin Da Data Broadcast Technology Co, Ltd. (“Beijing Zhong Guang Xin Da”). After the acquisition, the Company indirectly holds a 12.6% effective interest in Beijing Zhong Guang Xin Da. The Company’s acquisition of an additional ownership interest in CTIA is in line with its strategic development plan of shifting towards end-users in the value-chain of the broadcasting businesses.

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

     Satellite systems generally operate in three main orbits - low-earth orbit (“LEO”), mid-earth orbit (“MEO”) and geostationary orbit (“GEO”). LEO systems operate in orbits at distances of from between just a few hundred miles up to 1,000 miles from earth, whereas MEO systems operate from 1,000 up to 20,000 miles from earth, although they will typically be in the range of 6,000 to 15,000 miles high. Satellites in these systems are not geostationary, that is, they do not constantly overlook the same area on earth. The inability to cover the same area on earth continuously makes these systems impractical for broadcasting and traditional telecommunications usage. In general, LEO and MEO systems comprise of a series of satellites that are used commercially primarily for mobile satellite services. By contrast, GEO satellites, such as APSTAR I, APSTAR IA and APSTAR IIR, are located in orbit approximately 22,300 miles above earth and can blanket large geographic areas with signal coverage.

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

     Commercial telecommunications and broadcast satellites typically transmit signals using either C-band or Ku-band. C-band is used worldwide for satellite communications to transmit signals with less interference from atmospheric conditions. C-band frequencies are also used by ground-based microwave systems. In certain parts of the world, C-band satellite transmission antennae must be located far from centers of population to avoid interference with ground-based systems. Since there are fewer Ku-band systems in existence than C-band systems, more powerful Ku-band transponders can be used in urban areas without similar interference concerns. Because of higher available transmission power, Ku-band frequencies can be used in conjunction with antennae that are smaller than antennae that are used in conjunction with C-band frequencies. Ku-band is generally used for the same purposes as C-band as well as for satellite news-gathering (transportable antennae) and in some VSAT applications.

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

     High-powered Satellites. New satellites, which are of higher power, can deliver improved quality signals to antennae that are generally smaller and less expensive (and are therefore more convenient for private and commercial use) and can cover a larger area than those used with earlier-generation satellites. The increasing use of these smaller, less expensive antennae is expanding the markets for public and private communications networks and video distribution services.

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

Customers and Services

     For the years ended December 31, 2001, 2002 and 2003, the Company’s revenues were derived from the following businesses:

	Year Ended December 31,
	2001	2002	2003
Broadcasting	47.8%	49.0%	49.5%
Telecommunications	49.9%	46.4%	46.8%
Service Income	2.3%	4.6%	3.7%

     Revenues from the Company’s five largest customers for the years ended December 31, 2001, 2002 and 2003 were HK$207.5 million, HK$198.9 million and HK$119.2 million (US$15.3 million) respectively, which represented 55.5%, 56.6% and 39.4%, respectively, of total revenues. Revenues from the Company’s largest customer represented 29.0%, 22.9% and 12.6%, respectively, of total revenues during such periods.

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

     On July 6, 1999, the Company was granted the Satellite Television Uplink and Downlink License (the “STVUD License”) by the HKSAR government. According to the STVUD License, the Company is able to use the newly acquired uplink platform and downlink system, together with certain encryption and digital compression technologies, to provide satellite television uplink and downlink services through the Company’s APSTAR I, APSTAR IA, APSTAR IIR and other satellites.

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

     The following chart lists APT’s typical broadcasting customers and the nature of their programming:

Customer	Programming
China Central Television (“CCTV”)	National television in the PRC including CCTV-1 to 12, CCTV News except CCTV-4 and CCTV-9
China Education Television (“CETV”)	Educational television in the PRC
China Broadcasting Film Television	Provisional television in the PRC, including
Satellite Co., Ltd. (“CBFTV”)	Yunnan, Xinjiang, Tibet and Hainan
Chinese Satellite Television (“CSTV”)*	Financial news, general entertainment in Taiwan
Hallmark Entertainment*	Movies and special events
HBO*	Movies and special events
Sony Picture*	Movies and special events

*	Customers who are using APSTAR IIR transponder capacities.

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

     Telecommunications

     The Company’s telecommunications services include the provision of transponder capacity for private communications networks for data and voice communications and the provision of PSTN carrier services including the wholesale voice to telecom network operators and other communications service providers in Asia.

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

     Carrier services. A portion of the Company’s revenues in the telecommunications market is derived from the provision of satellite capacity to domestic and regional communications carriers in Asia, including telecom network operators in the PRC that use the capacity as part of their communications network on a national or international basis.

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

     Transponder Lease Agreements

     The Company’s typical transponder lease agreement allows for lease of the capacity of a transponder, either in whole or in part, on the APSTAR System. These agreements require service fees to be paid in advance and provide for renewal options. All of APT’s transponder lease agreements require payment of all amounts due in US Dollars. Generally, upon a fixed number of months’ notice, a customer may terminate its transponder lease agreement without cause. In such a case, however, the customer is obligated to pay to APT specified liquidated damages based on the terms of the transponder lease agreement. In addition, the transponder lease agreements, in general, provide for a specified reduction in the service fees if transponder service is interrupted for reasons not caused by the customer or beyond the control of APT (such as mechanical transponder failure). If such service interruptions continue without correction (within an acceptable period of time) and APT is unable to provide a suitable alternative capacity within an agreed period thereafter, the customer is entitled to terminate the transponder lease agreement without further obligation to APT. Under the terms of the transponder lease agreements, APT is not liable for the lost profits or other indirect or consequential damages of its customers.

     APT has also entered into several transponder lease agreements under which its customers have obtained the right to use transponder capacity on APSTAR I, APSTAR IA or APSTAR IIR for the life of the transponder. Most of the commercial terms of such transponder lease agreements are substantially the same as those found in the typical transponder lease agreements, except that payment for the entire period of use is to be completed by the end of the second year of the term of the agreement and APT provides a limited warranty for a period of 60 months for

APSTAR I and APSTAR IA and a limited warranty for a period of 96 months in the case of one transponder on APSTAR IIR commencing on the date the transponder is made available for the customer’s use. There is no warranty period for the 43 out of 44 of the transponders on APSTAR IIR that are leased to Loral Asia.

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

     Sales and Marketing

     Marketing activities include customer visits, trade show, advertisement, customer training, event sponsorship, joint marketing programs and presentations at industry conferences. APT’s current sales and marketing efforts are focused on new business development so as to solicit customers for unused or underutilized transponder capacity on APSTAR satellites. In addition, APT’s sales and marketing also focus on the creation of awareness resulting in lead generation of APSTAR V and APSTAR VI, which are scheduled to be launched in the second quarter of 2004 and end of 2004/early of 2005, respectively. APT’s sales and marketing staff maintain regular contact with customers even after they have decided to lease transponder capacity in order to ensure continuing customer satisfaction.

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

SUMMARY OF SATELLITE DATA

Total APSTAR
	APSTAR I	APSTAR IA	APSTAR IIR	SYSTEM
Region covered	North and Southeast Asia	North and Southeast Asia	Europe, Asia, Middle East, Africa	Europe, Asia, Middle East, Africa
Status	Operational	Operational	Operational
Model	HS 376	HS 376	FS 1300
Manufacturers	Hughes	Hughes	SS/Loral
Transponders
			15@54 MHz	16 Ku-band
Ku-band			1 @ 36 MHz
	4 @ 72 MHz	4 @ 72 MHz	27 @ 36 MHz	76 C-band
C-band	20 @ 36 MHz	20 @ 36 MHz	1 @ 30 MHz
Usable bandwidth	1,008 MHz	1,008 MHz	1,848 MHz	3,864 MHz
Output Power
Ku-band			16 @ 110 Watts
C-band	24 @ 15 Watts	24 @ 16 Watts	28 @ 60 Watts
Total output power	360 Watts	384 Watts	3,440 Watts	4,184 Watts
Expected end of operational life	2004 / 2005	2007	2013
Approximate percentage of world population covered by the APSTAR System				75%

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

     APSTAR I carries 24 C-band transponders, 20 of which have a bandwidth of 36 MHz (suitable for television broadcasting and telecommunications purposes) and four of which have a bandwidth of 72 MHz (suitable for telecommunications purposes). The transponders have a maximum EIRP value of 38.5 dBW.

     As of December 31, 2003, of the 24 available transponders, approximately 53.9% of the transponders’ capacities were utilized. The Company’s telecommunications major customers include ChinaSat, Singapore Telecom, China Mobile and BTN Access.

     APSTAR I’s design life is expected to expire in mid-2004. The design life is the length of time that the satellites hardware is guaranteed by the manufacturer under normal operating conditions. As of December 31, 2003, the Company reviewed the estimated useful life (also known as operational life) of APSTAR I based on current engineering data and projects that the estimated useful life of APSTAR I will last at least until end of 2004 or mid of 2005. As APSTAR V is expected to be launched in the second quarter of 2004 to replace APSTAR I, the end of APSTAR I’s operational life is expected to occur at end of 2004 or mid of 2005. After being replaced by APSTAR V which is expected to be launched in the second quarter of 2004, APSTAR I will be allocated to another orbital slot for the remainder of its useful life after the completion of in orbital test of APSTAR V. See “Future Satellites” for further information on the replacement of APSTAR I.

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

     The specifications of APSTAR IA are virtually identical to those of APSTAR I, except that APSTAR IA provides enhanced coverage of India. As with APSTAR I, APSTAR IA carries 24 C-band transponders with a maximum EIRP value of 39 dBW.

     As of December 31, 2003, of the 24 available transponders on APSTAR IA, approximately 60.7% of the transponders’ capacities were utilized. The Company’s broadcasting customers on APSTAR IA include the China Broadcasting Film Television Satellite Co., Ltd., CCTV and CETV. The Company’s telecommunications customers include China Telecom and China Unicom.

     APSTAR IA’s design life is expected to expire at the end of 2007. As of December 31, 2003, the Company reviewed the estimated useful life of APSTAR IA using current engineering data. The Company believes that the estimated operational life of APSTAR IA will not expire before the end of 2007. See “Future Satellites” herein below.

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

     On August 18, 1999, APT entered into a lease agreement with Loral Asia for the lease of 43 out of the 44 transponders of APSTAR IIR. According to the agreement, Loral Asia is entitled to use the capacities of these transponders until their service span expires. The lease price was approximately US$298 million, payable by eighteen installments in US Dollars within four years. Loral Asia later proposed to advance the date of payment and, as a result, the lease price was revised to approximately US$273 million, payable in three installments, with the last installment of approximately US$181 million paid on March 27, 2000. According to the lease agreement and all relevant operating licenses, APT continues to be the legal owner of APSTAR IIR and is responsible for the operational control of the satellite under the satellite service agreement with Loral Asia. As of December 31, 2003, the utilization of APSTAR IIR stood at 100%.

     Future Satellites

     APSTAR V

     APT together with Space Systems/Loral, Inc., of the United States (“SS/Loral”), and China Great Wall Industry Corporation respectively signed the Procurement and the Launch Agreements of APSTAR V satellite on January 8, 2001, to confirm the commissioning of the satellite which will replace the APSTAR I as it would retire at the end of 2004 or mid of 2005. On October 23, 2002, the launch services to be provided by China Great Wall Industry Corporation originally for APSTAR V were transferred to APSTAR VI. In March 2003, APT selected Sea Launch for the launch of APSTAR V. APSTAR V, a high powered satellite based on an FS 1300 model satellite manufactured by SS/Loral, will comprise 38 C-band and 16 Ku-band transponders and its expected operational life would be over 13 years. The satellite will be located at the geostationary orbital slot of 138 degrees East, and the footprints of C-band transponders will cover a majority of the Asian countries in the Asia Pacific region, including China, India, South East Asia, Australia, New Zealand, and the Hawaiian Islands in the United States for provision of high quality and reliable broadcasting and telecommunications services. The footprints of Ku-band transponders are spanning across China (Beam One), China and India (Beam Two).

     At present, satellite construction of APSTAR V has completed and the pre-shipment review has been conducted successfully. APSTAR V is scheduled to be launched by Sea Launch Limited Partnership in the second quarter of 2004. APSTAR V involves a total project cost of approximately US$230 million, which has been funded by internal resources and bank loans.

     On September 20, 2002, APT entered into the APT-Loral Term Sheet and subsequently entered into certain agreements. Under the APT-Loral Term Sheet and the agreements, Loral Orion agreed to participate in the development of APSTAR V by investing up to 50% of the capital necessary for the APSTAR V project on a pro rata basis in order to obtain rights to 27 transponders at a value of approximately US$115 million, which is 50% of the initial projected costs of approximately US$230 million for the construction, insuring and launch of APSTAR V. This amount will be adjusted to reflect 50% of the actual costs of construction, insuring and launch of APSTAR V, exclusive of the costs of certain function modifications required by Loral Orion, which will be borne solely by Loral Orion. Loral Orion will pay 25 % of the project costs prior to launch of the satellite. The other 25% of the project costs will be paid to APT in four installments over a period of five years from the in-service date of APSTAR V. The amount of the installments making up the remaining balance range between US$10.7 million and US$17.1 million and no interest is payable on such amounts. Title to the transponders attributable to Loral Orion and 25% of the common portions of the satellite will pass to Loral Orion in installments corresponding to the payments made by it under the term sheet and the agreements. As a result of discussions regarding a matter related to the launch vehicle, the parties have agreed to reduce the number of transponders attributable to Loral Orion from 27 to 25 in March 2003.

     The delay in obtaining the Export License has caused the postponement of the launch of APSTAR V. To cope with the delay, APT HK entered into a Settlement Agreement with Loral Orion Inc. and the Amended Launch Agreement with SS/L and Sea Launch Limited Partnership on November 16, 2003. The Settlement Agreement makes certain amendments to the Satellite Procurement Amendment Agreement, the Satellite Transponder Agreement and the Satellite Agreement and the Launch Agreement to allow for (i) a postponement of the date of launch of APSTAR V to April 28, 2004 (later on, due to the partial failure of deployment of north solar array of EdS, a SS/L-made satellite that was launched by Sea Launch in January 2004, the launch date of APSTAR V was further postponed to June 26, 2004); and (ii) for Loral Orion to take an additional 4.5 transponders as Initial Loral Orion Transponders, which are in aggregate 17 transponders to be taken up upon the completion of in-orbit test of APSTAR V, resulting in Loral Orion assuming the payment of US$20,398,950 that would otherwise to be paid by APT HK for the construction, launch and insurance of APSTAR V. Such payment will significantly reduce the cash-flow pressure of APT HK. The total number of 25 transponders of APSTAR V to be taken up by Loral Orion will remain unchanged. Since the operational life of APSTAR I will last at least until end of 2004 or mid of 2005, the Company believes that the delay in the launch of APSTAR V will not affect the replacement of APSTAR I.

     The Settlement Agreement and the Amended Launch Agreement were approved by the United States Bankruptcy Court on December 4, 2003 and the Export License of APSTAR V was issued by United States government on November 25, 2003.

     APSTAR V1 (formerly APSTAR VB)

     On December 11, 2001, APT entered into a Satellite Procurement Agreement with Alcatel chiefly for the design, construction, tests and delivery of APSTAR VI, at a fixed price of US$118 million. APSTAR VI, is scheduled to be launched on board the Long March 3B (“LM-3B”) launch vehicle of China Great Wall Industry Corporation (“Great Wall”) at end of 2004/early 2005. Total capital expenditures for the design, construction and launch of APSTAR VI are expected to be US$240 million. As APSTAR VI will be launched to replace APSTAR IA, the end of the operational life of APSTAR IA is currently expected to occur in end of 2007. APSTAR VI is a high powered satellite and it is based on a SB-4100 C 1 model satellite of Alcatel with 38 C-band and 12 Ku-band transponders. The footprints of its C-band will cover substantially all of the Asian countries in the Asia Pacific region including China, India, Southeast Asia, Australia, Hawaii, Guam, and the South Pacific Islands, whereas its Ku-band will cover China including Hong Kong, Macau and Taiwan and provide effective and reliable broadcasting and telecommunications services. In March 2002, Alcatel informed APT that it had received approval from the French government for the delivery APSTAR VI to the PRC for launching on board the LM-3B launch vehicle.

     The construction of APSTAR VI has been progressing as planned. The Critical Design Review of the satellite, Telemetry, Tracking and Control System and Baseband System were completed in early July 2003. The AIT Sequence (Assembly, Integration and Test) was commenced in mid-December 2003 and APSTAR VI is scheduled to be delivered in the 4th quarter of 2004.

     APSTAR VI will be launched on board Long March 3B launch vehicle and the implementation of the launch service contract of APSTAR VI was on course. The satellite supplier has conducted a number of discussions on the technology related to the interface between satellite and launch vehicle, as well as the joint operation arrangement relating to the satellite and the launch vehicle at the launch site. Preparation for the launch has been in active progress.

     APT believes that the procurement of APSTAR V and APSTAR VI are in line with the future development needs of APT’s satellite broadcasting, TV uplink and downlink and telecommunications businesses.

     Existing Orbital Slots

     APSTAR I and APSTAR IA are respectively utilizing certain designated C-band and part of extended C-band frequencies in the orbital slots at 138 degrees East and 134 degrees East. The right to use these frequencies at such orbital slots has been licensed to the Company by the Kingdom of Tonga (“Tonga”), through TongaSat, which has responsibility for the ITU coordination process for the orbital slots at 138 degrees East and 134 degrees East with respect to such orbital slots and the frequencies covered by the Company’s license. The license agreements for the orbital slots at 138 degrees East and 134 degrees East each cover a period of 10 years (approximately coterminous with the expected operational life of the satellite), after which Tonga has agreed for an additional period of 20 years not to offer the use of the C-band frequencies at 138 degrees East and 134 degrees East to a third party without first offering such use to the Company on the same terms and conditions as are offered to the third party. APT HK and TongaSat entered into a license agreement on July 8, 2003, under which APT HK can utilize certain designated C-band and extended C-band frequencies in the orbital slot at 138 degree East for 15 years for APSTAR V. APT HK and TongaSat also entered into an operator agreement on December 19, 2003 for the utilization of certain Ku-band frequencies in the same orbital slot for APSTAR V. The operator agreement was approved by the administrations of both HKSAR and the Kingdom of Tonga on March 17, 2004.

     APT has obtained a priority position in the ITU filing process for the use of the orbital slot located at 76.5 degrees East, where APSTAR IIR is currently positioned. The Company is still in the process of completing frequency coordination for this slot. The Company has filed to the ITU to upgrade its status from the coordination stage to final stage and is still awaiting the final result.

     Insurance

     APT maintains in-orbit insurance for APSTAR IA and one transponder for APSTAR IIR. The Company is not aware of any reason why it will not be able to renew the existing insurance for APSTAR IA and APSTAR IIR. The Company’s insurance policies have standard provisions and customary exclusions. For 2001 and 2002 , the Company spent HK$10.4 million, HK$7.0 million respectively on in-orbit and third party liability insurance. For 2003, the Company only spent HK$5.0 million (US$644 thousand), on in-orbit insurance.

     In-orbit Insurance. Satellite in-orbit insurance is purchased on an annual basis. Satellite in-orbit insurance premiums are less than 2.5% of the current book value for APSTAR I and APSTAR IA, and one transponder for APSTAR IIR. Such insurance provides protection only against the total loss, destruction or failure of the satellite. Total loss is defined as the loss of more than 75% of the satellite’s communications capacity for APSTAR I, APSTAR IA and APSTAR IIR, respectively. In-orbit insurance only covers the book value of the satellite, rather than the replacement cost. The Company renewed its annual in-orbit insurance from February 4, 2004 for APSTAR IA and November 5, 2003 for APSTAR IIR.

     Third-Party Liability Insurance. APT also maintains third-party liability insurance for all three satellites. Third-party liability insurance offers protection against liability to third parties for damage arising out of a particular launch and the operation of the satellite. APT has obtained satellite in-orbit third-party liability insurance for APSTAR I and APSTAR IA, and APSTAR IIR in an aggregate amount of US$150 million until June 30, 2002. On April 30, 2004, OFTA granted the Company a waiver exempting the Company from complying with the requirement of maintaining third-party liability insurance with respect to APSTAR I, IA and IIR for in-orbit operation.

     Satellite and Ground Operation Facility

     APT operates a 77,000 square feet facility consisting of the Satellite Control Center, Network Operation Center and TV uplink Center on a 85,000 square feet property at the Tai Po Industrial Estate, Tai Po, Hong Kong. APT employs approximately 31 experienced satellite and communications specialists and engineers to control and monitor continuously APT’s satellites in geostationary orbit, as well as to operate ground teleport and satellite TV uplink services.

     To prepare for the operation of the future satellites including APSTAR V and APSTAR VI as well as the satellite television uplink services, the Company has expanding its operating facilities since year 2000 such as purchasing antennae, radio frequency and baseband equipment . The Company currently operates nine antennae and transmission facilities as well as the related equipment and facilities, such as radio frequency equipment, baseband units, ground monitoring systems, data processing systems and communication traffic monitoring systems. Each antenna is capable of controlling any of the Company’s satellites and is designed to withstand winds of up to 150 miles per hour. The Company maintains its own power generator and uninterrupted power supply to provide continuous electricity supply in case of a power outage.

     Satellite TT&C operations with the APT satellites are carried out at our Satellite Control Center. Once a satellite is placed at its orbital location, it is controlled by the TT&C facility on a 24-hour basis until the end of its in-orbit life. The Company’s engineers at the Satellite Control Center periodically correct each satellite’s attitude and conduct east-west and north-south station keeping maneuvers, thus ensuring that the Company’s satellites maintain their proper orientation and orbital position. In addition, commands from the Satellite Control Center can switch transponders in and out of service, control the charging and discharging of the batteries, activate back-up equipment and engage other control functions.

     APT has leased one ISDN line and two data lines in order to provide a direct data and voice communications link between the Satellite Control Center and the Boeing mission control center in Los Angeles. If required, Boeing can quickly review and analyze the status of both APSTAR I and APSTAR IA in real time and assist APT personnel in taking corrective steps to control the satellites, including adjusting the geostationary orbit of both satellites. For APSTAR IIR, one ISDN line has been established between APT’s Satellite Control Center and SS/Loral’s mission control center in the United States.

     The customer carrier monitoring and teleport service are carried out at our Network Operation Center, it provides 24-hour basis operation and supports to customer via Carrier Monitoring System. The Company also provides external satellite-based FTNS such as VSAT, Wholesale Telecom Services, and Internet POP Gateway under the external satellite-based FTNS license issued by OFTA on June 19, 2000.

     The Company has completed the installation of satellite broadcasting facilities in Satellite TV uplink Center, under the Satellite Television Uplink and Downlink License issued on July 6, 1999, the Satellite TV uplink Center provides “one stop solution” service to customer such as playout, digital video broadcasting compression, turn around and radio frequency uplink transmission service. The Center have a capacity of provision of 6 channels TV playout and 20 channels digital video broadcasting compressions and uplink services.

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

     Additional Orbital Slots

     OFTA, on behalf of the PRC government, is responsible for the coordination of a number of orbital slots for APT including the orbital slot at 76.5 degrees East in which APSTAR IIR is located, the company has also filed the application for the orbital slot at 131 East, 89.5 East, 92.2 degrees East, 96 degrees East, 102.8 degrees East, 131.8 degrees East, 138 degrees East, 140 degrees East and 142 degrees East. Those orbital slots could be used by future satellite which the design should meet the coordination requirement for each slot.

     Employees

     Including the executive directors and senior management of the Company, as of December 31, 2003, the Company had 157 full-time employees, of which 30 employees were in management, 127 were in engineering and operations, marketing, accounting and administration. The directors of the Company will continue to closely monitor the number of employees, ensuring that the number is in line with the needs and corporate strategies of the APT Group. The Company believes that its relations with its employees are good. A majority of APT’s technical and engineering staff employed at the Satellite Control Center were originally seconded from affiliates of ChinaSat and China Aerospace.

     APT emphasizes the training of its technical personnel. During 2003, to prepare for the control and operation of APSTAR V and VI, and at the same time to provide satellite broadcasting and telecommunications service, APT organized several different training programs for new employees and existing staff. The Company’s in-house training programs cover a broad spectrum of topics including theories, operational techniques, and new technological development in satellite telemetry and control, transponder management, satellite communications, TT&C equipment operation and computer systems.

     A series of course and on job training was conducted to let the satellite operator to be familiar with the various procedure like satellite carrier line-up-test, satellite traffic monitoring, satellite interference check, this training results in highly qualified satellite operators who provide quick response to meet the customer’s need.

     APT provides satellite uplink service for various customer, and operates its own satellite television broadcasting platform. Each year APT has been holding regular technical training courses to cover all aspects of satellite broadcasting technology. Course tutors use modern multimedia presentations and each participant is provided with comprehensive course notes. Practical courses include a “hands on” session for testing and fault diagnosis.

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

     Share Option Scheme

     The Company adopted a new share option scheme (“Scheme 2002”) at its 2002 annual general meeting in response to new rules governing the listing of securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) that took effect in September 2001. New options after the adoption of Scheme 2002 will be granted by the Company only pursuant to such scheme. Since the adoption of Scheme 2002, no further options have been granted under the previous share option scheme, which was adopted on May 22, 2001 (“Scheme 2001”) which itself replaced the old Share Option Scheme (See Item 6 below for a more detailed description of the old Share Option Scheme.). All of the options granted on June 19, 2001, a total of 14,650,000 share options, under Scheme 2001 to Eligible Employees will, however, remain valid until their the expiration of their terms. By their terms, all of the options granted on June 19, 2001 are exercisable from May 22, 2003 to May 21, 2011 for a nominal consideration of HK$1 per grantee. During 2002 and 2003, the Company did not grant any options. The total number of outstanding options under the existing share option schemes (including Scheme 2001 and Scheme 2002) that have been granted and not yet exercised equals 9,670,000 which represents 2.34% of the issued share capital of the Company as at December 31, 2003.

Competition

     APT currently serves the satellite communications market in Asia. A number of international and domestic satellite operators also compete in this market. The Company’s primary focus is Asian intra-regional broadcasting, TV uplink and downlink, IP broadband and telecommunications, with special emphasis on the PRC. The Company has not attempted to enter the international PSTN trunk route market, which is dominated by the International Telecommunications Satellite Organization (“Intelsat”).

     In providing satellite capacity, the Company competes with major established companies and organizations. The Company’s competitors include government-owned and privately-owned international, regional and domestic satellite companies. Many of these competitors have long-standing customer relationships and are substantially larger and have financial resources that are substantially greater than those of the Company. The Company believes that its ability to compete with these organizations depends on its existing customer relationships and the quality of its customer service, its reputation as a reliable operator of commercial satellites, flexible and value pricing policy, and the technical advantages of its advance and powerful satellites.

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

     Domestic Satellites

     A number of companies located in various countries in the region have launched or are planning to launch domestic satellites. These include ChinaSat (which is also a Principal Shareholder), Chinastar (merged with ChinaSat) and SinoSat of the PRC, INSAT of India, JSAT and NSTAR of Japan, Koreasat of Korea, Measat of Malaysia, Optus of Australia, Thaicom of Thailand, Mabuhay of the Philippines, and GE-1A of the United States. Although these satellites may be focused on their respective domestic markets, such companies may have the ability, due to satellite design and coverage areas, to compete with the Company in segments of the Asia-Pacific market. In certain of these countries, domestic television broadcasters and domestic satellite telecommunication operators providing services in their home countries are generally required to use a state-owned or locally-owned satellite system to the extent capacity is available and therefore may not use APT’s satellites. In addition, many of the domestic systems are planning to add at least some regional transponders with substantial beam coverage to their next generation of satellites, and therefore may in the future become competitors of APT in the regional market.

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

     The Company’s earth station operations involve the operation and use of telecommunications apparatus at and from its earth station at Tai Po, Hong Kong. Establishment, possession and use of such telecommunication apparatus in Hong Kong is regulated by the Telecommunication Ordinance and the orders and regulations thereunder. APT has the benefit of licenses granted under the Telecommunication Ordinance for each of APSTAR I,

APSTAR IA, APSTAR IIR and APSTAR V covering all of its TT&C operations, as well as monitoring and testing functions, subject to the terms and conditions of the respective licenses. Such licenses have terms of 20 years, commencing on July 19, 1994, June 11, 1996, October 13, 1997 and November 1, 2003, respectively. The licenses require APT (among other things) to avoid harmful interference with other telecommunication apparatus operating within or outside Hong Kong and to ensure compliance with all relevant requirements of the International Telecommunication Convention, a complementary document to the ITU’s constitution document, and any other international telecommunication agreements which may from time to time be acceded to by or on behalf of, or applied to Hong Kong. These licenses were formally granted with the grant of the licenses under the Outer Space Order referred to above.

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

Organizational Structure

     The parent company of the APT Group is APT Satellite International Company Limited (“APT International”), which directly controls approximately 51.83 % of the interest of the Company. APT International is in turn jointly 100% owned by five principal shareholders. More information on major shareholders is set forth in “Item 7. Major Shareholders and Related Party Transactions.”

     The Company, through APT BVI, indirectly owns 100% of APT. The full list of subsidiaries of APT Group is set forth in Note 1 to the Audited Consolidated Financial Statements.

Property, Plant and Equipment

     The Company’s executive offices are located in the Satellite Control Center in Tai Po Industrial Estate, Hong Kong. Upon the removal of the Company’s business office to its Satellite Control Center in Tai Po on December 8, 2004, the lease of the Company’s business office space originally in Room 3111-3112, 31/F One Pacific Place, 88 Queensway, Hong Kong was ceased on February 29, 2004. The rental amount (excluding rates and management charges) under the lease was approximately HK$3.2 million for 2003.

     The TT&C operations of APSTAR Systems are conducted through the Company’s Satellite Control Center. The 45,000 square feet site (Site 1) where the TT&C facility is located and the adjacent 40,000 square feet site (Site 2) where Phase II of the Satellite Control Center is located, are held by the Company pursuant to a lease between APT and the Science and Technology Parks Corporation. In early 2000, APT had leased from the Science and Technology Parks Corporation property originally designated as The Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto approximately 8,919.29 square meters (equivalent to 96,010 square feet) adjacent to its Tai Po Satellite Control Center site for a term expiring June 30, 2047 for the TT&C of APSTAR V and APSTAR VI, satellite television uplink and downlink services, and telecommunication services. On March 21,

2001, APT with the Science and Technology Parks Corporation entered into the Cancelled Agreement, which divided the interest of the property originally designated as The Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto between APT and APT Telecom., On March 21, 2001, the Science and Technology Parks Corporation lease the majority portion of that piece of property, totaling 6,903.29 square meters (approximately 74,309 square feet) (Site 3A) (newly designated as the Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extension thereto), to APT Telecom for telecommunications services, and granted a lease of the remaining portion of the property, totaling 2,016 square meters (approximately 21,701 square feet) (Site 3B) (newly designated as Subsection 3 of Section E of Tai Po Town Lot No. 13 and Extensions thereto) to APT by the Second Supplemental Agreement and this piece of property was merged with the property originally leased, Site 1 and Site 2. In order to expand the Company’s satellite operations and control capabilities in preparation for the launch of APSTAR V and APSTAR VI, as well as expand its capabilities with respect to broadcasting and telecommunication services, the Group completed the construction of Phase II of the Satellite Control Center (“Phase II”) for APSTAR V and APSTAR VI on Site 3B and Site 2. The Company commenced operation of Phase II in February 2002. Phase II, which has a total floor area of approximately 58,000 square feet, is specially designed for providing satellite TV broadcasting platform, telemetry, tracking and command facilities, as well as for APSTAR V and APSTAR VI. Phase II includes a new data center (approximately 14,700 square feet) for the telecommunications services. As of December 31, 2003, the Company has paid HK$99.0 million (US$12.7 million) and has no capital commitment in respect of the construction of Sites 2 and 3B. The Company is funding the construction of these sites through its internal resources and operating cash flow.

     Under the satellite TV broadcasting license granted by the Government of HKSAR, the Company’s wholly-owned subsidiary, APT Satellite TV Development Limited, has developed a satellite television broadcasting platform as part of Phase II. The Group’s investments in uplinks and downlinks, and satellite TV program transmission and broadcasting facilities, total US$2.75 million. As at December 31, 2003, the Company has invested HK$20.1 million (US$2.6 million) in the facilities. As a result, the Company’s program transmission capacity is increased to 20 channels, strengthening its capacity to meet future demand for satellite TV services.

Item 5. Operating and Financial Review and Prospects

     The following discussion and analysis should be read in conjunction with the Audited Consolidated Financial Statements of the Company. The Audited Consolidated Financial Statements have been prepared in accordance with Hong Kong GAAP, which differs in certain respects from US GAAP. For a summary of significant differences between Hong Kong GAAP and US GAAP, see Item 18 and Note 27 of the Notes to the Consolidated Financial Statements and “US GAAP Reconciliation” of the Company below.

Overview

     The Company’s existing satellites, APSTAR I, APSTAR IA and APSTAR IIR, provide commercial service to broadcasting and telecommunications customers in the Asia-Pacific region (virtually all of which is covered by the footprints of the three satellites), with particular emphasis on the PRC. APSTAR I began commercial service on September 15, 1994, APSTAR IA began commercial service on September 1, 1996, and APSTAR IIR began commercial service on January 1, 1998. APSTAR I and APSTAR IA satellites are Hughes (presently known as Boeing) HS-376 communications satellites and each is equipped with 24 C-band transponders, 20 at 36 MHz and four at 72 MHz. APSTAR IIR is an SS/Loral FS-1300 communications satellite and is equipped with 16 Ku-band transponders, 15 at 54 MHz and 1 at 36 MHz, and 28 C-band transponders, 27 at 36 MHz and 1 at 30 MHz.

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

     Certain aspects of the business of the Company are subject to governmental regulation, including the coordination of orbital slots under the regulations of the ITU and the licensing of the Company’s satellite-related activities in Hong Kong by the HKSAR under the Outer Space Ordinance. Licenses from the HKSAR must be obtained to launch or operate a satellite. APT has obtained licenses covering current and future operation of each of APSTAR I, APSTAR IA and APSTAR IIR. The licenses each require the approval of the HKSAR for any transfer of a beneficial interest in the satellite. Fees with respect to each of these licenses are payable annually at fixed rates. The Company paid aggregate license fees with respect to its satellites of HK$364 thousand (US$47 thousand) to the HKSAR in 2003. Although neither the Joint Declaration nor the Basic Law makes express provision with respect to the Outer Space Ordinance or the regulation of satellite launch and operation or other outer space activities, the Basic Law provides that the laws previously in force in Hong Kong shall be maintained, except for any laws that contravene the Basic Law, and subject to any amendment by the legislature of the HKSAR.

     The Company believes that the market for satellite communications will not improve significantly in the coming year due to the uncertain economic outlook of the Asia Pacific region and increased competition in the transponder market, which the Company believes will grow increasingly intense. To maintain its competitive advantage, the Company believes that it is important that the launch of both APSTAR V and APSTAR VI go according to schedule in order to complete the replacement of the Company’s satellites approaching the end of their useful lives. The Company intends to leverage additional transponder capacities as these new satellites become operational in order to strengthen its competitive position. At the same time, the Company plans to develop new satellite broadcasting and telecommunications businesses, with a view to maintaining business growth. The Company is currently focusing its sales and marketing efforts on:

•	leasing transponder capacity to broadcast customers for the distribution of programming to television audiences in the PRC and Asia Pacific region;

•	providing telecommunications networks for data and voice communications; and

•	providing satellite television uplink and downlink service through the APSTAR system.

     The Company’s future revenues will be depend upon the success of the above business strategies, and it cannot provide any assurances that it will be successful in implementing its strategies or meeting its projections.

     The Group’s three in-orbit satellites, together with their corresponding telemetry, tracking and control systems, have been operating under normal condition since the beginning of 2003. The Group’s core business remains the provision of transponder services, broadcasting services and satellite-based telecommunication services in the Asia Pacific region. In the first half of 2003, the economic conditions in the Company’s markets continued to be sluggish due to SARS, which exacerbated an already weakened economic environment. Market competition in the satellite broadcasting business was extremely fierce in 2003 as demand for transponder capacities remained weak. In the second half of 2003, the economic outlook improved in the Asia Pacific region as the SARS outbreak was brought under control and the economy in the PRC continued to grow at an increased pace. However, the market for satellite communications in the Asia Pacific region remained highly competitive because of the following reasons: (i) there was still a significant oversupply in transponder capacities with respect to transponders operating on both the C-band and Ku-band; (ii) there was an over-supply in submarine cable capacities, particularly with respect to telecommunication services; (iii) the fact that APSTAR I and APSTAR IA are comparatively lower in transmission power and are close to retirement, thereby making them less attractive to potential customers compared to the newer satellites available. As of December 31, 2003, the utilization rates of APSTAR I, IA and IIR stood at 53.9%, 60.7% and 100%, respectively.

     The Company intends to continue focusing on its core-businesses of providing transponder services, broadcasting services and satellite-based telecommunication services in the Asia Pacific region in the near term. While there is no current indication that the over-supply in transponder capacities and submarine cable capacities in the region will be reduced in the near term, the transponder markets as well as the broadcasting and telecommunication services market began a limited recovering at the end of 2003. APT intends to aggressively market the services of its new, state-of-the-art satellites, APSTAR V and APSTAR VI, which are scheduled to be launched in the end of June and in December 2004 in an attempt to gain market share as the economy improves. The Company believes that the advantages of these two satellites include (i) higher power; (ii) broadened footprints; (iii) smooth customer migration; (iv) linking northern and southern hemispheres and bridging major cities between North America and Asia; (v) anti-jamming features (APSTAR VI only); and (vi) the potential for strong neighborhood effects with such customers as CCTV and other renowned broadcasters, which enjoy over 300 million TV-households. Upon the completion of the Company’s satellite replacement program following the launch of APSTAR V and APSTAR VI, the Company believes that its market competitiveness should be significantly strengthened.

     APT Satellite TV Development Limited has established its satellite TV uplink and broadcasting services platform (the “Satellite TV Platform”) for the provision of broadcasting services under a Satellite TV Broadcasting Licence granted by HKSAR. The Company believes that the Satellite TV Platform will help establish a neighborhood effect, whereby the APSTAR System will stimulate more demand for transponder capacities for the APSTAR System. APT Telecom was re-organized on September 10, 2003 in response to the continued downturn in the market for telecommunication services and the oversupply of submarine cable capacities,. After the reorganization, APT Telecom Services Limited continued to provide telecommunication services under the Fixed Carrier License approved by OFTA in October 2003. The Company believes that the provision of broadcasting service and telecommunication service offerings to its customers provides an important competitive advantage with respect to customers who desire a “one-stop” shop in communications services.

     The Company projects that the broadcasting and telecommunication businesses in the Asia Pacific region will see limited growth during 2004. The transponder service market will likely still be highly competitive due to excess capacity in the transponder lease market in the region. While the Company believes that the business climate in the next year will remain challenging, the successful launch of APSTAR V and APSTAR VI will enhance its competitiveness in the transponder services market. APT intends to continue focusing on its core business and seeking to further develop new satellite-related businesses prudently for business expansion and enterprise value growth.

     The following table sets forth, for the periods indicated, the percentage of revenues from continuing operations represented by certain revenue and expense items in the Company’s statements of income.

	2001	2002	2003
Statement of Income Data:
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of services (excluding depreciation and amortization)	13.1%	11.9%	14.6%
Depreciation and amortization	58.0%	66.5%	78.1%
Selling, general and administrative (excluding depreciation and amortization)	19.2%	19.9%	24.8%

Total costs and expenses	90.3%	98.3%	117.5%

	9.7%	1.7%	(17.5%)

Income/(loss) before income taxes	27.8%	16.7%	(70.8%)
Net income/(loss)	20.8%	7.0%	(74.4%)

     An analysis of the source of the Company’s revenues by geographical area for the years ended December 31, 2001, 2002 and 2003 is as follows:

	Year Ended December 31,
	2001		2002		2003
			(HK$ in millions)
		% of Total		% of Total		% of Total
	Amount	Revenues	Amount	Revenues	Amount	Revenues
The People’s Republic of China:
Hong Kong	40.5	10.8%	47.2	13.4%	25.1	8.3%
Elsewhere	270.0	72.2%	254.9	72.5%	225.8	74.7%
Others	63.7	17%	49.3	14.1%	51.3	17.0%
	374.2	100.0%	351.4	100.0%	302.2	100%

     For the years ended December 31, 2001, 2002, and 2003, the Company wrote off accounts receivable in the amounts of HK$7.6 million (US$1.0 million), HK$11.5 million (US$1.5 million), and HK$nil, respectively. For the years ended December 31, 2001, 2002, and 2003, the Company made allowance for doubtful receivables in the amounts of HK$nil, HK$5.3 million (US$679 thousand) and HK$8.4 million (US$1.1 million), respectively. If the financial condition of the Company’s customers were to deteriorate, additional allowances may be required.

     The Company has not incurred any research and development expenditure for the years ended December 31, 2001, 2002 or 2003.

Application of Critical Accounting Policies

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

     Depreciation

     Depreciation of satellite assets is provided for on the straight-line method over the estimated useful life of the satellite, which is determined by engineering analysis performed at the in-services date and re-evaluated periodically, to residual value. A number of factors affect the operational lives of satellites, including construction quality, component durability, fuel usage, the launch vehicle used and the skill with which the satellite is monitored and operated. As the telecommunication industry is subject to rapid technological change and the Company’s satellites have been subjected to certain operational lives, the Company may be required to revise the estimated useful lives of its satellites and communication equipment or to adjust their carrying amounts periodically. Accordingly, the estimated useful lives of the Company’s satellites are reviewed using current engineering data. If a significant change in the estimated useful lives of our satellites is identified, the Company accounts for the effects of such change on depreciation expenses on a prospective basis.

     As the replacement of the Company’s current satellites is expected to take place in 2004/2005, any unamortized depreciation will be taken into account with respect to gain/loss on disposal of these satellites. Depreciation for future satellites will depend on in-orbit testing on their estimated useful lives after successful launch and, as the cost of the future satellites is greater than the carrying value of the current satellites, the depreciation charge is expected to increase in the coming years.

     Accounts receivables and other receivables

     The management of the Company estimates the provision of allowances required for the potential non-collectability of receivables at each balance sheet date based on the aging of its customer accounts and its historical write-off experience, net of recoveries. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customers’ current credit worthiness. The Company does not make a general provision on its accounts receivables and other receivables, but instead, makes a specific provision on its accounts receivables and other receivables. Hence, the Company continuously monitors collections and payments from customers and maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the customers of the Company were to deteriorate, actual write-offs would be higher than estimated.

     Impairment of tangible and intangible assets

          Property, plant and equipment

     The Company periodically reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. In assessing the recoverable amount of these assets, the Company is required to make assumptions regarding estimated future cash flows and other factors to determine the net realizable value. If these estimates or their related assumptions change in the future, the Company may be required to adjust the impairment charges previously recorded. Under HK GAAP, the estimated future cash flows are discounted at a discount rate when assessing the recoverable amount of the assets. Under US GAAP, recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

     The Company continually applies the foregoing analysis in determining the timing of the impairment test, the estimated useful lives of the individual assets, the discount rate, future cash flows used to assess impairments and the fair value of impaired assets. It is difficult to precisely estimate the price of the transponder capacities and related satellite services and residual values because the market prices for our assets are not readily available. The estimates of future cash flows are based on the terms of existing transponder capacity and service agreements. The dynamic economic environment in which the Company operates and the resulting assumptions used in setting depreciable lives on assets and judgment relating to the utilization rate of the assets, price and amount of operating costs to estimate future cash flows impact the outcome of all of these impairment tests. If these estimates or their related assumptions change in the future, the Company may be required to record impairment loss for these assets not previously recorded.

     The Company periodically reviews the carrying amounts of its property, plant and equipment through reference to its use value and fair market value as assessed both by the Company and by an independent professional property appraiser. If the use value or fair market value of the property, plant and equipment are lower than their carrying amount, the Company may be required to record additional impairment loss not previously recognized. During the year ended December 31, 2003, the Company conducted a review of the property, plant and equipment and determined that certain communication satellites were impaired, as the recoverable amount of these assets is estimated to be less than their carrying amount. The Company recognized an impairment loss of HK$129.1 million (US$16.5 million) related to one of its communication satellites for the year ended December 31, 2003 after reassessing (i) the expected future revenues which the Company had already taken into account, due to the economic recession and over supply of transponder capacity in Asia Pacific region and the lower transmission power of the Company’s satellites as compared to those of competitors, resulting in downward pressure on pricing and lower customer growth than previously expected and (ii) the expected sales proceeds from the disposal of one of its satellites, which the Company expects to retire one year earlier than originally projected.

     For the year ended December 31, 2003, in respect of the current satellites, the Company would have been required to recognize an additional impairment loss of approximately HK$2.0 million (US$256 thousand) in its consolidated statements of income, assuming the discount rate used to estimate future cash flows from the Company’s transponder capacity agreements had increased by 1% , all other factors remaining constant. Assuming the sales proceeds on the Company’s satellites had decreased by 10%, the Company would have been required to recognize an additional impairment loss of approximately HK$8.0 million (US$1.0 million). In assessing whether any impairment loss for the year ended December 31, 2003 should be recognized in respect of satellites under construction, the Company determined that its estimates of future cash flows from those satellites remained valid, and therefore no impairment loss was recognized on satellites under construction. Once those satellites are launched and commence operations, the Company will project a new estimated future cash flows to assess whether any impairment loss should be recognized.

     Valuation of investment properties

     Investment properties are stated at their fair market value based on independent professional appraisal at each balance sheet date. In assessing the fair market value of investment properties, the appraiser makes assumptions regarding the property market condition and the future rental trend.

     The assumptions upon which the appraisal is made include that the property is sold on the open market for cash consideration, and that no arrangement that would serve to increase the value of the property such as a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement is used. Furthermore, the appraisal assumes that no account has been taken of any option or right of pre-emption concerning or affecting the sale of the property and no forced sale situation in any manner is assumed in the valuation. If these estimates or their related assumptions change in the future, the fair market value may differ from the previous estimate.

     Contingencies and provisions

     Contingencies, representing an obligation that are neither probable nor certain at the date of the financial statements, or a probable obligation for which the cash outflow is not probable, are not recorded.

     Provisions are recorded when, at the end of period, there is an obligation of the Group to a third party which is probable or certain to create an outflow of resources to the third party, without at least an equivalent return expected from the third party. This obligation may be legal, regulatory or contractual in nature.

     To estimate the expenditure that the Company is likely to bear in order to settle an obligation, the management of the Company takes into consideration of all of the available information at the closing date for its consolidated financial statements. If no reliable estimate of the amount can be made, no provision is recorded.

Commitments and Contingencies

     In the ordinary course of its business, the Company enters into commercial commitments for various aspects of operations, such as repair and maintenance. However, the Company believes that those commitments will not have a material effect on the Company’s financial condition, results of operations or cash flows.

     The following tables aggregate the contractual obligations and other commercial commitments of the Company as of December 31, 2003 (HK$ in millions):

     Contractual Obligations:

	Payments due by period
	Total	Less than 1 year	1—3 years	4—5 years	After 5 years
US$240 million term loan facility(1)	702.0	17.6	96.5	214.1	373.8
Purchase obligations
- the Company (2)	677.9	537.1	140.8	—	—
- share of jointly controlled entities (3)	20.9	20.9	—	—	—
Other obligations (4)	2.9	2.9	—	—	—
Operating leases (5)	9.3	7.1	2.2	—	—

Total contractual obligations	1,413.0	585.6	239.5	214.1	373.8

     Other Commercial Commitments:

	Amount of commitment expiration per period
	Total
	amounts	Less than	1 — 3	4 — 5	After 5
	committed	1 year	years	years	years
Other commercial commitments
- the Company (6)	417.9	417.9	—	—	—

Total commercial commitments	417.9	417.9	—	—	—

(1)	This line item represents the cash obligations for principal payments of the Loan Facility. The Loan Facility was secured by the assignment of the construction, launching and related equipment contracts relating to satellites under construction and their related insurance claim proceeds, assignment of all present and future lease agreements of their transponders of satellites under construction, launching and related equipment contracts.

(2)	This line item represents various purchase commitments entered into with the Company’s suppliers due to the long lead times required before the satellites become operational.

(3)	This line item represents the Company’s share of the purchase obligations of its jointly controlled entities that have entered into various purchase commitments with suppliers.

(4)	This line item represents various service commitments entered into with suppliers.

(5)	This line item represents future minimum payments under operating leases with remaining terms of one year or more.

(6)	This line item represents various purchase commitments authorized by the Company with its suppliers but not contracted at the balance sheet date.

     Contingencies:

     APT’s overseas withholding tax charged on certain transponder lease income in respect of 1998 and before, calculated at the applicable rates based on the relevant transponder lease income earned in the those years, and not provided for in the financial statements, amounted to approximately HK$75.9 million (US$9.7 million). (See Note 13 of the Company’s Consolidated Financial Statements). APT did not recognize liabilities as the Company’s position is that the new tax rules are effective from 1999 onwards. If such tax charge is claimed for the period from 1998 and before, it could result in a significant adverse effect on the Company’s financial condition.

     In 2003, APT received a letter from the Hong Kong Inland Revenue Department (“IRD”) in connection with the Profits Tax Return that IRD disagreed that APT has claim the capital gain of HK$389.7 million (US$50.0 million) in 1999 in relation to the transfer of substantially all of the satellite transponder capacities of APSTAR IIR for the rest of its useful life. APT has claimed the gain as a non-taxable capital gain in its 1999/2000 Profits Tax Return. The non-taxable claim is under review by the IRD which has proposed to treat the proceeds received as taxable income to this subsidiary with a corresponding entitlement to statutory depreciation allowance in respect of APSTAR IIR. For the year ended December 31, 2003, the tax effect of this event to APT is estimated to be HK$56.0 million (US$ 7.2 million).

     Having taken into consideration an independent professional advice, the Company believes it has a reasonable likelihood of success in defending its position that the gain derived from the above mentioned transaction should be treated as non-taxable. If the Company is unsuccessful with respect to its position, this tax liability could be offset against current tax loss brought forward under APT.

     In addition, certain potential losses of a satellite or the satellite’s functionality may not be fully covered by the Group’s launch or in-orbit insurance policies. For example, the Group’s launch insurance would probably not fully reimburse the Group for its expenditures with respect to launching a replacement satellite, because some expenses such as legal and other professional fees, interest and certain other expenses, would not be insured. The Group’s in-orbit insurance covers only the book value, and not the replacement cost, of a satellite. Further, the Group’s insurance coverage would not compensate the Group for business interruption and similar losses (including, among other things, loss of market share, loss of revenue and incidental and consequential damages). In the event that the insurance proceeds exceed the carrying amount of the satellites, the excess of the proceeds over the carrying value of the satellite would be recognized as income. Any shortfall between the insurance proceeds and the carrying amount of the satellites would be recognized in the statements of income as expense.

Off-Balance Sheet Arrangements

     At December 31, 2002 and December 31, 2003, the Company has two jointly controlled entities, Beijing Zhong Guang Xin Da and APT Telecom. Beijing Zhong Guang Xin Da is considered a jointly controlled entity because the Company and the other shareholder exercise joint control over the company pursuant to a shareholders’ resolution. APT Telecom is also considered as a jointly controlled entity because the Company and the other shareholder both have the right to appoint an equal number of directors to APT Telecom’s board of directors. For details of the interest in jointly controlled entities, see “Item 18” and Note 6 to the Audited Consolidated Financial Statements of the Company. Other than as disclosed above, the Company does not have any off-balance sheet arrangements.

Results of Operations

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Total Revenues. Total revenues for the year ended December 31, 2003 were HK$302.2 million (US$38.7 million), a decrease of HK$49.2 million (US$6.3 million), or 14.0%, as compared to total revenues of HK$351.4 million (US$45.1 million) for the same period in 2002. This decrease was due primarily to the weakening of demand for transponder capacity in the Asia Pacific region and intense market competition that continued to exert downward pressure on the utilization rates of transponders during the year. The decrease in demand for transponder capacity was due to the sluggishness of the economy in the region, especially in the first half of 2003. The weakening of demand further worsened the problem of excess transponder capacity in the region. In the second half of 2003, while there were indications that the regional economic environment was improving, the market in the region remained highly competitive due to a number of factors: (i) there continued to be a significant excess capacity in transponder capacities with respect to transponders operating on both C-band and Ku-band in the region; (ii) there continued to be excess capacity in submarine cable capacities, particularly with respect to telecommunication services; (iii) the fact that APSTAR I and APSTAR IA are comparatively lower in transmission power and are close to retirement thereby making them less attractive to potential customers compared to the newer satellites available. Intense market competition during 2003 forced transponder lease pricing down, eroding the Company’s profit margins. The Company believes that the commencement of operations of APSTAR V and APSTAR VI will enhance the competitive position of the APSTAR System. By bundling broadcasting services and telecommunication services into a “one-stop” shop for communications services, the Company aims to further strengthen the utilization rates of its satellites as the regional economic outlook improves, in an effort to increase its profit margins.

     Total Costs and Expenses. The major components of total costs and expenses consist of cost of services, depreciation and amortization, and selling, general and administrative expenses. Total costs and expenses for the year ended December 31, 2003 were HK$355.2 million (US$45.5 million), an increase of HK$9.6 million (US$1.2 million), or 2.8%, as compared to the same period in 2002. This increase was primarily due to increases of HK$4.6 million (US$590 thousand) and HK$5.0 million (US$641 thousand), respectively, in cost of services and selling, general and administrative expenses. Total costs and expenses as a percentage of revenues were 117.5% in the year ended December 31, 2003, as compared to 98.3% in the year ended December 31, 2002, as further discussed as below.

     Cost of Services, including Depreciation and Amortization. The major components of cost of services include depreciation and amortization, license fees, orbital slot management fees, in-orbit insurance and satellite operations services charges. The cost of services, including depreciation and amortization for the year ended December 31, 2003 was HK$280.3 million (US$35.9 million), an increase of HK$4.6 million (US$590 thousand) or 1.7% when compared to the cost for the year ended December 31, 2002. The increase was due to the increase in depreciation and amortization and the cost of services incurred in running the business acquired from a jointly controlled entity as further discussed as below.

     Cost of Services, excluding Depreciation and Amortization. Cost of services excluding depreciation and amortization for the year ended December 31, 2003 was HK$44.0 million (US$5.6 million), an increase of HK$2.3 million (US$295 thousand) or 5.5% as compared to cost of services of HK$41.7 million (US$5.3 million) for the year ended December 31, 2002. The increased cost of services is mainly due to the Company’s acquisition of the satellite-based external telecommunications business of a jointly controlled entity on October 10, 2003, with the cost of services incurred in running the business increasing accordingly.

     Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2003 was HK$236.3 million (US$30.3 million), an increase of HK$2.3 million (US$295 thousand) or 1.0% as compared to depreciation and amortization of HK$234.0 million (US$30.0 million) for the year ended December 31, 2002. This increase was mainly due to full year depreciation charge on uplink equipment for the year ended December 31, 2003 while only half year depreciation charge on the uplink equipment for the year ended December 31, 2002.

     Selling, General and Administrative Expenses. The major components of selling, general and administrative expenses include staff costs, office rental expenses, office general expenses, provision for bad and doubtful receivables, and marketing and promotion expenses. Selling, general and administrative expenses for the year ended December 31, 2003 were HK$74.9 million (US$9.6 million), an increase of HK$5.0 million (US$641 thousand), or 7.2%, as compared to selling, general and administrative expenses of HK$69.9 million (US$9.0 million) for the year ended December 31, 2002. This increase was largely due to increase in receivable allowance and office expenses.

     Other Operating Income. The major components of other operating income consist of interest income and other income. Aggregate non-operating items resulted in income of HK$33.0 million (US$4.2 million) in the year ended December 31, 2003, a decrease of HK$39.3 million (US$5.0 million), as compared to the year ended December 31, 2002.

     Interest Income – Net. Interest income — net was HK$7.1 million (US$910 thousand) in the year ended December 31, 2003, a decrease of HK$15.1 million (US$1.9 million), or 68.0%, as compared to the year ended December 31, 2002, largely as a result of decreased interest income from short-term deposits at banks, which was due to both decreases in interest rates on bank deposits and in bank balances available for earning interest during 2003 due to increased capital expenditures for the year.

     Other Income. Other income was HK$25.9 million (US$3.3 million) in the year ended December 31, 2003, decrease of HK$24.2 million (US$3.1 million), or 48.3%, as compared to other income of HK$50.1 million (US$6.4 million) in the year ended December 31, 2002. The decrease was mainly due to reversal of provision on regulatory matters previously recognized in the life lease of transponder of APSTAR IIR of HK$47.2 million (US$6.1 million) for the year ended December 31, 2002, while no such amount was recognized in the year ended December 31, 2003. The regulatory matter concerned the requirement to retrofit satellite dishes under the terms of an agreement with an independent third party, which the Company determined it would not likely be required to do. For details of the reversal, see Note 21a to the Company’s audited Consolidated Financial Statements in the section entitled “Item 18. Financial Statements” of this Annual Report. In addition, a compensation payment of HK$13.5 million (US$1.7 million) from a jointly controlled entity for the early termination of services and a facilities lease as the result of the jointly controlled entity’s reorganization in October 2003 was recognized for the year ended December 31, 2003.

     Impairment Loss Recognized In Respect to Property, Plant and Equipment. Impairment loss recognized in respect to property, plant and equipment of HK$129.1 million (US$16.5 million) was recognized for the year ended December 31, 2003 with respect to the Company’s communication satellites as compared to impairment loss recognized in respect to property, plant and equipment of HK$5.2 million (US$667 thousand) for the year ended December 31, 2002. Impairment loss on land and buildings was recognized for the excess of their carrying amount over their fair market value while the impairment loss on communication satellites and goodwill was recognized for the excess of the carrying value over the expected future cash flow to be generated by the assets. For the year ended December 31, 2003, the Company re-assessed the expected future revenues and the expected sales proceeds from disposal of one of the satellites, which the Company expects to retire one year earlier than originally projected.

     Impairment Loss Recognized In Respect of Goodwill Arising on Acquisition of Interest in a Subsidiary. No impairment loss recognized in respect of goodwill arising on acquisition of interest in a subsidiary was recognized for the year ended December 31, 2003 as compared to impairment loss recognized of goodwill arising on acquisition of interest in a subsidiary of HK$3.4 million (US$436 thousand) that was recognized for the year ended December 31, 2002 with respect to goodwill arising on acquisition of an interest in a subsidiary, CTIA.

     Interest Expenses. No interest expenses were recorded for either year ended December 31, 2002 or 2003 because the interest expenses incurred under the US$240 million Loan Facility were capitalized as part of satellite construction costs. The interest expenses of HK$6.6 million (US$846 thousand) and other related cost of HK$1.2 million (US$154 thousand) incurred in obtaining the loans were capitalized for the year ended December 31, 2003 while interest expenses of HK$117 thousand (US$15 thousand) and other related cost of HK$2.1 million (US$269 thousand) were capitalized for the year ended December 31, 2002.

     Share of Losses of Jointly Controlled Entities. Share of losses of jointly controlled entities was HK$64.8 million (US$8.3 million) for the year ended December 31, 2003, an increase of HK$54.2 million (US$6.9 million) or 511.3% as compared to the share of losses of jointly controlled entities of HK$10.6 million (US$1.4 million) for the year ended December 31, 2002. The increase was mainly due to the share of impairment loss from one of the jointly controlled entities in respect of cables and satellite-based telecommunication equipment and property and compensation expense for early termination of services and facilities lease for the year ended December 31, 2003 while no such expenses were recognized for the year ended December 31, 2002. The impairment loss recognized on cable and satellite-based telecommunications equipment and property resulted primarily from excess capacities in the cable and satellite-based communications services markets during the continued downturn in the regional telecommunications sector, which exerted a downward pressure on pricing and the ability of the jointly controlled entity to grow its customer base, and partially due to write-downs in obsolete telecommunications equipment. As a result, projected cash flow was lower than the carrying value of the property and equipment and the shortfall was recognized as an impairment loss. Share of the impairment loss was HK$49.0 million (US$6.3 million) and share of the compensation expense was HK$7.4 million (US$949 thousand). For results of operations and financial position of the jointly controlled entity, please refer to Exhibit 8.2 “Audited Financial Statements of APT Satellite Telecommunications Limited”.

     Provision for Income Taxes. Provision for income taxes was HK$11.7 million (US$1.5 million) in the year ended December 31, 2003, a decrease of HK$25.1 million (US$3.2 million) or 68.2%, as compared to provision for income taxes of HK$36.8 million (US$4.7 million) for the year ended December 31, 2002. The decrease was mainly due to the Company incurring a loss during the year as the result of decreased revenue from overseas customers and the adoption by the Company effective January 1, 2003 of a new accounting policy under Hong Kong GAAP, which allowed for the recognition of deferred tax in the balance sheet. During the year ended December 31, 2003, the Company recognized HK$9.4 million (US$1.2 million) in deferred taxes to comply with this new accounting policy. On the other hand, the change in Hong Kong Profits Tax rate from 16% to 17.5% with effect from March, 2003 has led to an increase in deferred tax liabilities of the Company. The net effect has led to a decrease in provision for income tax.

     Net Loss. Net loss for the year ended December 31, 2003 was HK$224.7 million (US$28.8 million), an increase of HK$249.1 million (US$31.9 million), or 1020.9%, as compared to the net income of HK$24.4 (US$3.1 million) for the year ended December 31, 2002. This decrease of net income was due to all of the factors discussed above.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Total Revenues. Total revenues for the year ended December 31, 2002 were HK$351.4 million (US$45.1 million), a decrease of HK$22.8 million (US$2.9 million), or 6.1%, as compared to total revenues of HK$374.2 million (US$48.0 million) for the same period in 2001. This decrease was due primarily to the sluggish worldwide economy during the year, which led to the weakening of demand for transponders in the Asia-Pacific region. Also, intense market competition continued to exert downward pressure on the lease rate of transponders, leading to a further decrease in revenues.

     Total Costs and Expenses. Total costs and expenses were HK$345.6 million (US$44.3 million) for the year ended December 31, 2002, an increase of HK$7.7 million (US$1.0 million), or 2.3%, as compared to the year ended December 31, 2001. This increase was primarily the result of net effect of an increase of depreciation, a decrease in the cost of services and a decrease in selling, general and administrative expenses. Total costs and expenses as a percentage of revenues were 98.3% in the year ended December 31, 2002, as compared to 90.3% in the year ended December 31, 2001, as further discussed below.

     Cost of Services, including Depreciation and Amortization. The cost of services, including depreciation and amortization for the year ended December 31, 2002 was HK$275.7 (US$35.3 million), an increase of HK$9.7 million (US$1.2 million) or 3.6% when compared to the cost for the year ended December 31, 2001. The increase was due to a decrease in cost of service excluding depreciation and amortization and partly offset by an increase in depreciation and amortization. Details of the movement were discussed under the respective paragraphs.

     Cost of Services, excluding Depreciation and Amortization. Cost of services excluding depreciation and amortization for the year ended December 31, 2002 was HK$41.7 million (US$5.3 million), decrease of HK$7.3 million (US$936 thousand) or 14.9% as compared to cost of services of HK$49.0 million (US$6.3 million) for the year ended December 31, 2001. The decreased cost of services is mainly due to decrease in in-orbit insurance by HK$3.3 million (US$423 thousand) and in technical support service fee by HK$4.5 million (US$577 thousand), so the cost of services incurred in running the business decreased accordingly. Costs and expenses as a percentage of revenues were 98.3% in the year ended December 31, 2002, as compared to 90.3% in 2001.

     Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2002 was HK$234.0 million (US$30.0 million), an increase of HK$17.0 million (US$2.2 million) or 7.8% as compared to depreciation and amortization of HK$217.0 million (US$27.8 million) for the year ended December 31, 2001. This increase was mainly due to a change in the estimate of the remaining lives of the assets and their residual values. This change ultimately led to an increase in depreciation of assets of HK$9.8 million (US$1.3 million) and an increase of HK$8.5 million (US$1.1 million) in depreciation on equipment of provision for satellite television uplinks and on the Satellite Control Center Phase II.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2002 were HK$69.9 million (US$9.0 million), a decrease of HK$2.0 million (US$256 thousand), or 2.8%, as compared to selling, general and administrative expenses of HK$71.9 million (US$9.2 million) for the year ended December 31, 2001. The decrease was largely due to decrease in directors’ remuneration as a result of decrease in the payment of remuneration to executive directors.

     Other Operating Income. Aggregate non-operating items resulted in income of HK$72.3 million (US$9.2 million) in the year ended December 31, 2002, a decrease of HK$6.2 million (US$795 thousand), as compared to the year ended December 31, 2001.

     Interest Income – Net. Interest income — net was HK$22.2 million (US$2.8 million) in the year ended December 31, 2002, a decrease of HK$48.0 million (US$6.1 million), or 68.4%, as compared to interest income — net of HK$70.2 million (US$9.0 million) in the year ended December 31, 2001, largely as a result of decreased interest income from short-term deposits at banks, which was due to both decreases in interest rates on bank deposits and in bank balances available for earning interest during 2002.

     Other income. Other income was HK$50.1 million (US$6.4 million) in the year ended December 31, 2002, an increase of HK$41.9 million (US$5.4 million), or 510.9%, as compared to other income of HK$8.2 million (US$1.1 million) in the year ended December 31, 2001. The increase was mainly due to reversal of provision on regulatory matters described above that had been previously recognized in the life lease of transponder of APSTAR IIR of HK$47.2 million (US$6.1 million) for the year ended December 31, 2002, while no such amount was recognized in the year ended December 31, 2001. For details of the reversal, see Note 21a to the Company’s audited Consolidated Financial Statements in the section entitled “Item 18. Financial Statements” of this Annual Report.

     Impairment Loss Recognized In Respect to Property, Plant and Equipment. Impairment loss recognized in respect to property, plant and equipment of HK$5.2 million (US$667 thousand) was recognized for the year ended December 31, 2002 with respect to the Company’s land and buildings as the result of reappraisal of certain land and buildings held by the Company. Impairment loss on land and buildings was recognized for the excess of their carrying amount over their fair market value. For the year ended December 31, 2001, no such impairment loss was recognized.

     Impairment Loss Recognized In Respect of Goodwill Arising on Acquisition of Interest in a Subsidiary. Impairment loss of HK$3.4 million (US$436 thousand) in respect to goodwill arising on acquisition of interest in a subsidiary, CTIA was recognized for the year ended December 31, 2002 as the carrying amount of it was in excess of the expected future cash flow generated by it. For the year ended December 31, 2001, no such impairment loss was recognized.

     Interest Expenses. No borrowing cost was recorded for the year ended December 31, 2002 as compared to interest expenses of HK$5.6 million for the year ended December 31, 2001 because the Company’s interest bearing bank loans were fully repaid at the end of May 2001. With regard to the Company’s US$240 million secured term loan facility, the interest expense of HK$117 thousand and other related cost of HK$2.1 million (US$269 thousand) incurred in obtaining the loans were capitalized as part of satellite construction costs for the year ended December 31, 2002.

     Share of Losses of Jointly Controlled Entities. Share of losses of jointly controlled entities was HK$10.6 million (US$1.4 million) for the year ended December 31, 2002, an increase of HK$5.5 million (US$705 thousand), or 107.8%, as compared to the share of losses of HK$5.1 million (US$654 thousand) for the year ended December 31, 2001. The increase in share of losses of jointly controlled entities was mainly due to the fact that one of the Company’s jointly controlled entities had a full year operations for the year ended December 31, 2002 while only a half year of operations for the year ended December 31, 2001. The increase in share of losses of jointly controlled entities was mainly comprise of increase in share of depreciation charge of HK$2.1 million (US$269 thousand), selling, general and administrative expenses of HK$2.1 million (US$269 thousand) and decrease in interest income of HK$733 thousand (US$94 thousand) of the jointly controlled entity.

     Provision for Income Taxes. Provision for income taxes was HK$36.8 million (US$4.7 million) in the year ended December 31, 2002, an increase of HK$10.9 million (US$1.4 million), or 42.1%, as compared to provision for income taxes of HK$25.9 million (US$3.3 million) for the year ended December 31, 2001. The increase was mainly due to commencement of operations during 2001 of a newly set up subsidiary of the Group in the PRC, and income tax for the year associated with the operations of this subsidiary in the PRC. As such, a full year of income tax was provided for in the year ended December 31, 2002 while only a half year of income tax was provided for in the year ended December 31, 2001.

     Net Income. Net income for the year ended December 31, 2002 was HK$24.4 million (US$3.1 million), a decrease of HK$53.6 million (US$6.9 million), or 68.7%, as compared net income of HK$78.0 million (US$10.0 million) to the year ended December 31, 2001. This decrease was due to all of the factors discussed above.

Liquidity and Capital Resources

     Since the Company’s initial public offering, it has financed its operations primarily through cash flows from operations. On August 18, 1999, APT entered into a lease agreement with Loral Asia Pacific Satellite (HK) Ltd. (“Loral Asia”), a wholly-owned subsidiary of Loral Space and Communications Limited, for the lease of 43 of the 44 transponders of APSTAR IIR. The Company has received a total of approximately US$273 million from Loral Asia. This greatly increased the Company’s cash on hand.

     The Company’s principal use of the cash in the last five years has been capital expenditures related to the construction and launch of APSTAR V and APSTAR VI, construction of Phase II of Satellite Control Centre and investments in its satellite TV broadcasting platform.

     The Company expects total capital expenditures for the design, construction and launch of APSTAR V and APSTAR VI to be approximately US$230 million and US$240 million, respectively. Under the APT-Loral Term Sheet, Loral Orion agreed to participate in the development of APSTAR V by investing up to 50% of the total expenditures on the construction and launch of the satellite, equivalent to approximately US$115 million, correspondingly reducing the Company’s expenditures on APSTAR V. The Company projects that its portion of the capital expenditures for the construction and launch of APSTAR V and APSTAR VI are estimated to be approximately US$355 million, which to date has been funded by internal resources and borrowings under the Loan Facility.

Cash Flow Items

     As at December 31, 2003, the Company had cash and cash equivalents of HK$546.9 million (US$70.1 million), a decrease of HK$279.4 million (US$35.8 million) or 33.8% compared to cash and cash equivalents of HK$826.3 million (US$105.9 million) as at December 31, 2002. The decrease in cash and cash equivalents over the period was primarily the result of the increased level of net cash used in investing activities of HK$589.3 million

(US$75.5 million) which was offset by net cash provided from financing activities of US$218.9 million (US$28.1 million) and net cash provided from operating activities of HK$91.3 million (US$11.7 million).

     Net cash provided by operating activities amounted to HK$91.3 million (US$11.7 million) for the year ended December 31, 2003, a decrease of HK$71.5 million (US$9.2 million), or 43.9%, compared to net cash provided by operating activities of HK$162.8 million (US$20.9 million) for the years ended December 31, 2002. The decrease in net cash provided by operating activities over the period generally reflected the decrease in revenue due to the weakening of demand for transponder capacity in the Asia Pacific region and intensified market competition.

     Net cash used in investing activities was HK$589.3 million (US$75.5 million) for the year ended December 31, 2003, a decrease of HK$447.9 million (US$57.4 million), or 43.2%, compared to net cash used in investing activities of HK$1,037.2 million (US$133.0 million) for the year ended December 31, 2002. The decrease in net cash used in investing activities over the period was mainly due to the decrease in the amount payable during reducing the progress payment for the construction of APSTAR V and APSTAR VI.

     Net cash provided by financing activities was HK$218.9 million (US$28.1 million) for the year ended December 31, 2003, an increase of HK$138.0 million (US$17.7 million), or 170.6%, compared to net cash provided by financing activities of HK$80.9 million (US$10.4 million) for the year ended December 31, 2002. The increase in net cash provided by financing activities over the period was primarily the result of new borrowings under the secured bank loans for APSTAR V and APSTAR VI of HK$538.2 million (US$69.0 million) and the increase in bank borrowings was offset by repayment of bank borrowings for APSTAR I of HK$317.7 million (US$40.7 million).

Long-Term Debt and Other Liabilities

     On December 29, 1994, the Company’s subsidiaries entered into an arrangement for the leasing of a communication satellite with 138 Leasing Partnership (“Partnership”), which became a wholly-owned subsidiary of the Company in 1997. The bank loans in respect of the arrangement were repaid at December 29, 2003. As at December 31, 2002 and 2003, the bank loans borrowed by the Partnership of HK$317.7 million (US$40.7 million) and HK$nil, respectively, included above are secured by time deposits of an equivalent amount. Of this amount, HK$317.7 million (US$40.7 million) and HK$nil are included as part of current pledged bank deposits as of December 31, 2002 and 2003, respectively.

     On December 16, 2002, APT entered into a US$240 million secured term loan facility (the “Loan Facility”). As of December 31, 2002 and December 31, 2003, the aggregate borrowings under the Loan Facility were HK$163.8 million (US$21 million) and HK$702 million (US$90 million), respectively.

     The Loan Facility is divided into three tranches. Tranche A (for APSTAR V) is for up to US$100 million and will mature on the earlier of December 31, 2009 or the sixth anniversary of the commencement of commercial operations of APSTAR V. Tranche B (for APSTAR VI) is for up to US$120 million and will mature on the earlier of March 31, 2011 or the sixth anniversary of the commencement of commercial operations of APSTAR VI. Tranche C (for APSTAR VI back up), which is for up to US$40 million, will be available beginning July 1, 2004 and will mature on the earlier of June 30, 2012 or the sixth anniversary of the commencement of commercial operations of APSTAR VI. The Loan Facility further provides that the aggregate amount under Tranche A and Tranche B may not exceed US$200 million and the total aggregate amount under three tranches may not exceed US$240 million.

     As of December 31, 2003, the Company complied with all the financial covenants in the most recently completed twelve-month period. Due to the delay in the launch of APSTAR V, the Company obtained a confirmation letter from its Lenders in March 2004. Pursuant to the confirmation letter, the unutilized portion under Tranche A and Tranche C were cancelled due to the availability period of drawing under Tranche A with respect to APSTAR V having expired at the end of 2003. Accordingly, the aggregate loan facility under the two tranches was reduced to US$165 million, the repayment date of the first installment under Tranche A was extended to six months after the successful launch and in orbit testing of APSTAR V, and certain financial covenants were amended. The Company is currently negotiating with its Lenders to amend the related terms of Loan Facility for the purpose of reflecting the agreed terms in the confirmation letter. There can be no assurance that its Lenders will grant future waivers for the delay launch of ASPTAR VI. The Company currently does not foresee any event that would cause to cancel the Facility of Tranche B as the availability period of drawing under Tranche B to be expired on March 31, 2005.

     In the event that the Company is unable to consummate the Loan Facility, the Company will consider possible alternative sources of financing such as entering a new secured term loan credit facility with guarantees by the Principal Shareholders to repay in full the existing Loan Facility and available to finance the construction of APSTAR V and APSTAR VI and other capital expenditure requirements. There can be no assurance that alternative sources of financing will be available at all or that, if available, will be obtained at terms as favorable as the terms contained in the Loan Facility.

     The Loan Facility is secured by the assignment of the construction, launching and related equipment contracts relating to APSTAR V, APSTAR VI under construction and their related insurance claim proceeds, assignment of all present and future lease agreements of the transponders of satellites under construction, assignment of all present and fixed charges over certain bank accounts which will hold receipts of the transponder income and the termination payment under construction, launching and related equipment contracts. Pursuant to the Loan Facility, any insurance claim proceeds and contract termination payments must be deposited in a designated account; withdrawal of any amount from this designated account may only occur in accordance with the terms of the Loan Facility.

     The Loan Facility limits the amount of annual dividends that the Company may pay its shareholders to in accordance with certain EBITDA and cash to debt service ratios contained therein. The Loan Facility includes covenants customary for agreements of this type, including restrictions on the Company’s and its subsidiaries’ ability to incur indebtedness, certain ownership restrictions, certain restrictions on the Company’s ability to pay dividends, restrictions on affiliated transactions, certain financial covenants, covenants with respect of compliance with laws, maintenance of licenses and permits required for APT’s business and a requirement that all future transponder utilization agreements be entered into on an arms-length basis. Among other things, APT undertakes to ensure that APT International directly owns at least 50.01% of the voting rights in the Company. The Loan Facility also contains financial covenants, including maintenance of collateral coverage ratio, minimum net worth and minimum EBITDA. The Loan Facility also contains customary limitations, including those on dividend, investments, capital expenditures, change of controlling shareholders, creating liens and transactions with affiliates. No assurance can be given that APT will be able to meet any of the financial performance covenant contained in the Loan Facility.

Capital Expenditures

     APT’s principal use of capital in the last several years has been (and will for the foreseeable future be) capital expenditures related to the construction and launch of its satellites, construction of Phase II of the Satellite Control Centre and investment in its satellite TV broadcasting platform. The Company’s business is capital-intensive, requiring substantial capital outlays before any given satellite is commissioned for commercial service and can begin providing a return on capital.

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

     The Company expects total capital expenditures for the design, construction and launch of APSTAR V and APSTAR VI to be approximately US$230 million and US$240 million, respectively. Under the term sheet, which was entered into on September 20, 2002 between a subsidiary of the Company and a subsidiary of Loral Space and Communications Ltd, (“Loral Orion”), Loral Orion agreed to participate in the development of APSTAR V by investing up to 50% of the total expenditures for APSTAR V, equivalent to an amount of US$115 million, correspondingly reducing the Company’s investments in APSTAR V.

     The Company estimates that cash outflow for capital expenditures in 2004 relating to expenditures for the construction, launch service and launch insurance for APSTAR V and APSTAR VI will be approximately HK$1,126.2 million (US$144.4 million) . The Company expects that financing for both of APSTAR V and APSTAR VI will be provided by internal resources, future cash flow from operations and amounts borrowed under the Loan Facility As of December 31,2003, the Company had HK$546.9 million (US$70.1 million) of cash and HK$585.0 million (US$75.0 million) available credit from the Loan Facility. The Company believes that it will have sufficient funds to meet all of its capital expenditures . There can be no assurance, however, that the Company’s assumptions with respect to costs for future construction and launch of its satellites will be correct, or that funds available to it from the sources discussed above will be sufficient to cover any shortfall in funding for additional launches caused by launch failures, cost overruns, delays, capacity shortages or other unanticipated expenses.

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

     In reviewing the information contained in this Form 20-F (including the forward looking statements) you should recognize that factors which may cause Company’s results of operation to differ materially from those expressed or implied by such forward looking statements include, but are not limited to, (i) Company’s capital structure and its need to use external funding sources, (ii) customer’s demand for services of Company satellites’ transponders, (iii) delays and cost overruns related to the construction, deployment and maintenance of Company’s APSTAR System, (iv) technological risks related to the development, operation and maintenance of various components of the APSTAR System, (v) risks related to the upcoming launch, and the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI, and (vi) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets. These and other factors discussed elsewhere herein, including under the heading “Risk Factors” above, could result in the forward looking statements proving to be inaccurate may materially affect Company’s operations.

Other

     Exchange Rates

     Substantially all of APT’s historical revenues from transponder leasing, premiums for satellite launch and in-orbit insurance coverage, debt service and capital expenditures have been denominated in US Dollars. The remaining revenues and expenses have been primarily denominated in Hong Kong Dollars, which are fully convertible into US Dollars, and the exchange rates for that currency against the US Dollar have been pegged since 1983. As the exchange rate between the Hong Kong Dollar and the US Dollar has been pegged, the Company does not engage in or plan to engage in hedging activities to offset risks of exchange rate fluctuations. There can be no assurance that the exchange rates will remain stabilized in the future. See “Exchange Rate Information.” On December 31, 2003, all of the Company’s material contracts and obligations were denominated in US Dollars.

     Inflation

     Inflation has not materially affected the Company’s operations during its operating history.

     Taxation

     The Company’s profits/(loss) for the years ended December 31, 2001, 2002 and 2003, which are deemed to be Hong Kong-sourced are subject to Hong Kong profits tax, which was levied at the rate of 16%, 16% and 17.5%, respectively. Offshore interest income derived by the Company is not subject to Hong Kong profits tax.

     The overseas withholding tax is currently charged at the rate of 10% on rental income in 2001, 2002 and 2003, respectively.

     A subsidiary of the Company in the PRC is currently subject to PRC income tax and charged at the rate of 15% in Shenzhen in 2001, 2002 and 2003.

     US GAAP Reconciliation

     The Company’s financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from US GAAP. Differences which have a significant effect on the consolidated net income and shareholders’ equity are set forth in Note 27 to the Audited Consolidated Financial Statements of the Company.

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

     The directors and executive officers of APT Holdings are set forth below.

			Date First
			Elected or
Name	Age	Position	Appointed
Executive Directors
Chen Zhaobin	48	Director and President	2001
Tong Xudong	40	Director and Vice President (appointed March 29, 2004 and April 20, 2004 respectively)	2004
Cui Xinzheng Non-executive Directors	50	Director and Vice President	2001
Liu Ji Yuan	70	Chairman	1998
Zhang Hainan	59	Deputy Chairman (appointed March 29, 2004)	2004
Wong Hung Khim	65	Director	1993
Lim Toon	61	Director	1993
Wu Zhen Mu	58	Director	1998
Wu Jinfeng	43	Director (appointed February 10, 2001)	2001
Lim Shyong	53	Director (appointed March 21, 2001)	2001
Tay Chek Khoon	53	Director (appointed March 21, 2001)	2001
Wu Hongju	42	Director	2002
Yin Yen-liang	53	Director (appointed January 16, 2003)	2003
Tseng Ta-mon	46	Director (appointed July 8, 2003)	2003
Chen Chi-chuan	46	Alternate to Yin Yen-liang (appointed as alternate director to Yin Yen-liang on January 16, 2003)	2003

			Date First
			Elected or
Name	Age	Position	Appointed
Lim Wee Seng	50	Alternate to Lim Shyong (appointed September 4, 2003)	2003
Independent Non-executive directors
Yuen Pak Yiu, Philip	68	Director	1996
Huan Guocang	54	Director (appointed August 27, 2002)	2002
Executive Officers
Kwok Kah Wai, Victor	48	Vice President	2001
Lo Kin Hang, Brian	47	Vice President & Company Secretary	2002/1996
Wu Shou Kang	64	Chief Engineer	2001

Executive Directors

     Mr. CHEN Zhaobin, aged 48, was appointed as the Executive Director and President of the Company in February 2001. He is responsible for the overall management of the Company. He graduated with a Bachelor’s Degree in Engineering from the Beijing University of Posts and Telecommunications in 1982 and accredited as a Senior Engineer. He held the posts of Deputy General Manager of China Telecommunications Broadcast Satellite Corporation (“ChinaSat”), Vice-Chairman and President of China Telecom (Hong Kong) Limited (presently known as China Mobile (Hong Kong) Limited) and China Telecom (Hong Kong) Group Limited, Director and Deputy President of Telpo Communications (Group) Limited, and the Deputy Director of the Office of Coordination Production of the Ministry of Posts and Telecommunications of the PRC (presently known as Ministry of Information Industry (“MII”)). Mr. Chen has many years’ of experience in post and telecommunication fields and in corporate management.

     Mr. TONG Xudong, aged 40, was appointed as the Executive Director and Vice President of the Company in March and April 2004, respectively. Mr. Tong, graduated from Nanjing Aeronautic Institute in 1985 and obtained a master degree from Beijing Institute of Space Mechanics and Electricity, Chinese Academy of Space Technology in 1988. Immediately after his graduation, he served for the Beijing Institute of Space Mechanics and Electricity. In 1993, he further pursued his studies in Samara University of Aeronautics and Astronautics, Russia. From May 1995 to June 2000, he served as the Vice-Director of Beijing Institute of Space Mechanics and Electricity and was appointed as professor in 1998. From June 2000 to December 2003, he was the Director of the same Institute. During this period of his service, Mr. Tong, on the one hand, expanded its markets in response to the vast development of the astronautics industry and the strong market demands; while on the other, he implemented modification and reform in the Institute and as a result, the technical and economic capabilities of the Institute was greatly strengthened. In 2003, he was appointed as the Vice-President of Chinese Academy of Space Technology. He was accredited as an academic and technological leader across the centuries of China Aerospace Corporation. Mr. Tong is a standing committee member of Chinese Society of Space Research and Chairman of the Committee of Recovery and Reentry, Chinese Society of Astronautics.

     Mr. CUI Xinzheng, aged 50, was appointed as the Executive Director and Vice President of the Company in February 2001. He is responsible for the daily management and administrative issues of the Company. He had served as the Director of General Office, Deputy Director of ChinaSat; the Deputy Director of Research Division of Beijing Micro-Electronics Technology Institute. He graduated from Graduate School of Chinese of Social Sciences Academy. He has 30-year experience in economics management and has much experience of the operation of satellite telecommunication.

     Non-Executive Directors

     Mr. LIU Ji Yuan, aged 70, was appointed as the Chairman of the Company in June 1998. Mr. Liu graduated from Bowman Polytechnic University, Moscow, Russia, majoring in automatic and remote control, and obtained a Master’s degree in 1960. After graduation, he was appointed consecutively as a Deputy Director and Director of the Twelfth Research Institute of the Seventh Ministry of Machinery Industry, Vice President of the China Academy of Launch Vehicle Technology under the Ministry of Astronautics and accredited as a Senior Engineer from May 1983 to March 1984, the Vice Minister of the Ministry of Astronautics and accredited as a Research Fellow from April 1984 to March 1988, and the Vice Minister of the PRC Ministry of Aerospace Industry (later known as China Aerospace Corporation) from April 1988 to April 1993. In April 1993, Mr. Liu was appointed as the Administrator (Ministerial) of China National Space Administration (CNSA), as well as the President of China Aerospace Corporation. In 1988, Mr. Liu was granted the award of National Outstanding Young and Middle-aged Expert in the PRC. In the same year, he was appointed as a visiting professor of Harbin Institute of Technology, Beijing University of Aeronautics and Astronautics, and Beijing Information Control Institute. After 1993, Mr. Liu was also appointed as the President of the Chinese Society of Astronautics. Member of International Academy of Astronautics, President (third-term) of China Automatic Measurement and Control Association, Honorary Chairman of China Aerospace Industrial and Entrepreneurial Management Association, and Honorary Chairman of China Aerospace International Holdings Limited.

     Mr. ZHANG Hainan, aged 59, was appointed as Non-executive Director and Deputy Chairman of the Company in March 2004. Mr. Zhang graduated from the Northwestern Polytechnical University in 1968 and was accredited as a senior engineer. Since 1984, he has been deputy director of Factory Number 782 and 762, the Ministry of Electronics Industry of China; deputy head and head of the Bureau of Electronics Industry, Shanxi Province; deputy head and head of Shanxi Economic and Trade Commission; and assistant to the governor of the Shanxi Province government, among others. In 2001, he was transferred to China Satellite Communications Corporation as deputy general manager and general manager. Mr. Zhang has many years’ experience in government and corporate management.

     Mr. WONG Hung Khim, aged 65, has been a Director of APT Satellite Company Limited since February 1993 and was appointed as a Director of the Company in October 1996. He graduated from the University of Singapore with Honours in Physics and attended the Advanced Management Programme at Harvard Business School. He spent two years in teaching before joining the Administrative Service of Singapore in 1966. Mr. Wong began his service in the then Ministry of Social Affairs (“MSA”) and later became the Deputy Secretary of the Ministry of Labour. In 1974, he served first as a General Manager and then Executive Director of Singapore Bus Service Ltd. He was the Executive Director of the Port of Singapore Authority from 1979 to 1987. From 1984 to 1987, Mr. Wong was Permanent Secretary of MSA, which subsequently became the Ministry of Community Development. From July 1987, he was appointed the President and CEO of the Telecommunication Authority of Singapore and oversaw its privatization into Singapore Telecommunications Limited (Singapore Telecom) in October 1993. Mr. Wong was appointed President and CEO of Singapore Telecom in March 1992. From May 1995 to September 2000, he served as the Deputy Chairman of Singapore Telecom. From 3 November 1993 to 31 December 1997, Mr. Wong served as Chairman of Jurong Town Corporation. In recognition of his services, Mr. Wong was awarded a Public Administration Meritorious Services Medal in 1992. Mr. Wong is currently the Group Chairman and Chief Executive Officer of Delgro Corporation Limited (formerly known as Singapore Bus Service (1978) Ltd.).

     Mr. LIM Toon, aged 61, has been a Director of APT Satellite Company Limited since February 1993 and was appointed as a Director of the Company in October 1996. In 1966, Mr. Lim graduated from the University of Canterbury in New Zealand, with a first class honors degree in Engineering. In 1975, Mr. Lim obtained a Postgraduate Diploma in Business Administration from the University of Singapore. He attended the Advanced Management Program at Harvard Business School in 1992. He has been the Chief Operating Officer of SingTel since April 1999 and has worked for Singapore Telecom since 1970, serving in various appointments of engineering, radio services, traffic operations, personnel, training and information systems departments. He was appointed Executive Vice President of Network Services in April 1989 and Executive Vice President of International Services in April 1994. He was awarded the Efficiency Medal in 1978 and the Public Administration Medal (Gold) in 1991 by the Singapore government. He is presently a Director of a number of overseas companies.

     Mr. WU Zhen Mu, aged 58, was appointed as a Director of the Company in June 1998. Mr. Wu graduated in Manufacturing Engineering of the Beijing Institute of Aeronautics in 1969 and obtained a Master’s degree in Electro-Mechanical Automation in the same institute in 1981. He was a lecturer in Zhengzhou Institute of Aeronautics from 1970 and 1979 and had been a lecturer, associate Professor and Professor in Beijing University of Aeronautics and Aerospace from 1982 to 1993. Since then, he has been appointed as a Professor of the Commission of Science and Technology of China Aerospace Corporation.

     Mr. WU Jinfeng, aged 43, was appointed as Director of the Company in February 2001. He graduated from University of Science & Technology of China in 1983 and from Guanghua School of Management, Beijing University in 2000. He possesses a Master’s degree in Business Administration, and Senior Engineer. He is the Deputy General Manager of ChinaSat and is responsible for the development of and control of satellite systems and business and market development of satellite telecommunications. He had been the General Manager of Satellite Business Division and the Deputy Director of Telecommunications Division of ChinaSat. He also taught at University of Science & Technology of China. He has much experience of the operation of satellite telecommunication and corporate management.

     Mr. LIM Shyong, aged 53, was appointed as Director of the Company in March 2001. Mr. Lim joined SingTel in 1972, after graduating from the University of Singapore with an Electrical Engineering Degree. Mr. Lim’s experience in SingTel has extended widely ranging from domestic telecommunication network engineering, national wireless services sales to international telecommunication businesses. In the International Carrier business, he had established relations with important foreign partners and carriers to introduce SingTel’s voice and data services globally as well as establishing SingTel’s own voice nodes in the liberalised markets. He was also responsible in setting up SingTel’s network of oversea offices in Asia, Europe and North America. In the last 3 years, Mr. Lim established SingTel’s wholly owned and controlled Global Network Infrastructure for voice and data services as well as deploying it for IP peering in Asia, Europe and the USA. He was also involved in the successful launch of Singapore’s first satellite, ST-1 in August 1998. In 1981, Mr. Lim was awarded the French Government Scholarship to pursue the MBA program at INSEAD (European Institute of Business Administration). In 1991, he was awarded the Public Administration Medal by the Singapore Government for his contributions to the development of Singapore’s telecommunications industry. He is currently Executive Vice President of Global Business in SingTel and the Chairman of the Board of C2C Private Limited.

     Mr. TAY Chek Khoon, aged 53, was appointed as Director of the Company in March 2001. Mr. Tay joined SingTel in 1975, after graduating from the University of Liverpool, United Kingdom with an Engineering Degree. After an extensive training program in Pulse Code Modulation projects and satellite communication work, he was posted to Washington DC USA in 1982 to represent the Intelsat ASEAN Group as the Resident Alternate Governor. Mr. Tay’s extensive telecommunication experience in SingTel ranged from media planning for both international submarine cable and satellite network systems to international carrier business. He was Director of International Carrier Business from 1995 where he also obtained the Certificate of International Management from INSEAD. In 1997, he was the Managing Director of International Operations responsible for set-up and management of SingTel’s 18 overseas offices to provide regional support for SingTel’s corporate clients. In 2000, he was the Vice President of Wholesale Account Management, responsible for managing SingTel’s relations with other telecommunication carriers and also managing international and domestic wholesale business. He is now the Vice President of Satellite Business and Global Management responsible for all the satellite business and infrastructure in SingTel including the international gateways and global voice network.

     Mr. WU Hongju, aged 42, was appointed as Director of the Company in November 2002. After graduation with the major in radio technology from Beijing Polytechnic University in 1984, he started his career in R&D in No. 502 Research Institute of the then Ministry of Aerospace Industry of China. From 1991 onward, he held such posts as Office Assistant of the Aerospace Foreign Trade Coordination Team of the former Ministry of Aviation & Aerospace of China, Assistant of General Planning & Development Bureau of the former China Aerospace Corporation, Vice President of China APMT Company, Vice President of Singapore APMT Company, Division Director of Investment Management Division of Business Investment Bureau of China Aerospace Science & Technology Corporation, and Vice President of Beijing Aerospace Satellite Application Company. He has acquired abundant experience in business trading, capital management and radio technology through his career.

     Dr. YIN Yen-liang, aged 53, was appointed as a Director of the Company in January 2003. Dr. Yin graduated with an MBA Degree from National Taiwan University in 1983 and received the PhD Degree in Business

Administration from National Chengchi University in 1987. He has been President of the Ruentex Group since 1994 and concurrently holding the position of Executive Director of SinoPac Holdings Co., Ltd., Executive Director of Bank SinoPac, Director of Acer Incorporate, Chairman of Aetna SinoPac Credit Card Company Limited.

     Mr. TSENG Ta-mon, aged 46, was appointed as a Director of the Company in July 2003. Mr. Tseng graduated with an LL.B. Degree from National Chengchi University in 1980 and subsequently received the LL.M. Degree from University College London in 1982 and the LL.B. Degree from B.A. at University of Cambridge in 1984 respectively. He also graduated from the Inns of Court School of Law of Middle Temple in 1985 and became Barrister-at-Law in the same year. He was the Specialist of the Board of International Trade from 1985 to 1987. He was also the Partner of Dong & Lee from 1987 to 1992. He has been the Counsel of the Ruentex Group since 1992.

     Mr. CHEN Chi-chuan, aged 46, was appointed as an Alternate Director to Dr. Yin Yen-liang, the director of the Company, in January 2003. Mr. Chen graduated with an MBA Degree from National Taiwan University in 1982. Having been in the securities investment sector for a long time, he had been Deputy Director of Yong Foong Yu Paper Manufacturing Co., Ltd. and Deputy General Manager of Kwang Hua Securities Investment & Trust Co., Ltd. At present, Mr. Chen is the Managing Director of China Development Financial Holdings Corporation and China Development Industrial Bank.

     Mr. LIM Wee Seng, aged 50, was appointed as an Alternate Director to Mr. Lim Shyong, the director of the Company, in September 2003. Mr. Lim graduated from the University of Singapore with a First Class Honours Degree in Bachelor of Engineering (Electrical and Electronics) in 1979 and subsequently obtained a Master of Science (Electrical Engineering) Degree in 1985. He has been with SingTel since 1979 and has held management positions in various areas including engineering, radio services, network and carrier wholesale business. From 1998 to 2000, he was the Managing Director of SingTel’s subsidiary company in UK, responsible for the setting up and running of SingTel’s voice and data business in Europe. He was also a member of the Singapore ST-1 satellite planning team in 1991 to 1993. Mr. Lim is currently Director of Strategic Investment in SingTel and is responsible for mergers, acquisitions and monitoring of SingTel’s joint venture companies, as well as management of SingTel’s venture capital funds.

Independent Non-Executive Directors

     Mr. YUEN Pak Yiu, Philip, aged 68, was appointed as an Independent Non-executive Director of the Company in October 1996. He graduated from Law School in England in 1961 and commenced the practice of law in Hong Kong in 1962. In 1965, he established his solicitors’ firm, Yung, Yu, Yuen & Co., and now is the principal partner in the firm. Mr. Yuen has over 30 years’ experience in the legal field and has been a Director of a number of listed companies including Henderson Investment Limited, Henderson China Holdings Limited, Melbourne Enterprises Limited, Cheerful Holdings Limited, Tsingtao Brewery Company Limited, Guangzhou Shipyard International Company Limited and Oriental Metals (Holdings) Company Limited. He is a Director of the China Appointed Attesting Officers Association in Hong Kong, a Standing Committee Member of the China Chamber of Commerce of Hong Kong, a Member of the National Committee of Chinese Peoples’ Political Consultative Conference, an Arbitrator at the China International Economic & Trade Arbitration Commission and an Adviser of Hong Kong Affairs to the PRC government.

     Dr. HUAN Guocang, aged 54, was appointed as an Independent Non-executive Director of the Company in August 2002. He is the Head of Investment Banking, Asia Pacific of The Hongkong and Shanghai Banking Corporation Limited (“HSBC”). Before joining HSBC, he was Managing Director and Co-Head of Investment Banking, Asia Pacific of Salomon Smith Barney. Dr. Huan has more than 15 years of investment banking experience and has held senior positions at the Brookings Institution, the Atlantic Council of the U.S., J.P. Morgan & Co., BZW Asia Limited, and Columbia University. Dr. Huan holds a Ph.D. degree in International Political Economy from Princeton University, Master of Arts in International Relations from Columbia University and Master of Arts in International Economics from the University of Denver.

     Senior Management

     Mr. KWOK Kah Wai, Victor, aged 48, joined the Company in March 2001. Mr. Kwok is responsible for Marketing and Sales division of the Group. Prior to joining the Company, Mr. Kwok was the Managing Director of

Global Services Development in SingTel, Mr. Kwok established the SingTel’s global communication network and services, ConnectPlus, as well as SingTel’s global internet backbone to US and the Asian region, SingTel IX. Mr. Kwok has also been active in the alliance development works during this period. Mr. Kwok has been with SingTel for the last twenty years and has held management positions in Corporate Product Marketing and Corporate Account Management. Mr. Kwok has been seconded to be the Managing Director of STI Svenska in 1995 and Acting CEO of SingCom, Australia in 1994. Mr. Kwok graduated from National University of Singapore with an Honors Degree in Electrical Engineering and an MBA degree in 1981 and 1987 respectively. Mr. Kwok also attended the Harvard Business School’s International Senior Management Program in May, 1993.

     Dr. LO Kin Hang, Brian, aged 47, has been the Vice President of the Group since April 2002 and Company Secretary (since October 1996) of the Company. Dr. Lo joined the Company in September 1996 and was the Assistant to the President (since December 1997). He graduated with an Associateship in Production and Industrial Engineering and an M.Sc. Degree in Information Technology from Hong Kong Polytechnic University, a MBA Degree from the University of Wales, UK, and a Doctor Degree of Business Administration from the University of Hull, UK. He has attained several professional qualifications including Chartered Engineer, Member of the Institute of Electrical Engineers and is a Fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom and a Fellow of the Hong Kong Institute of Company Secretaries. Prior to joining the Group, he was a Director and senior management executive responsible for financial and investment management and the company secretary of a publicly listed company in Hong Kong. Dr. Lo has over 15 years’ experience in corporate and project management.

     Mr. WU Shou Kang, aged 64, has been the Chief Engineer of the Group since February 2001. He joined the Group in 1993. Mr. Wu graduated from Beijing Institute of Post & Telecommunications in 1963 and served for the First Institute of Research of Ministry of Post and Telecommunications of the PRC in the same year. Since 1972, he had organized and participated in satellite telecommunication researches in various topics such as transmission, equipment development, the design of satellite telecommunication network of the PRC, commissioning and technical support. During that period, he was designated as senior engineer and he was also awarded the Government Special Incentive and the Certificate from the State Council of PRC for his contributions to the development of science and technology in PRC. He had been the tutor of the research students of Professional Master of Satellite Telecommunication network.

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

     Under Scheme 2001, on June 19, 2001, the Company granted a total of 14,650,000 share options, exercisable within the period from May 22, 2003 to May 21, 2011 and all at an exercise price of HK$2.765. The grantees paid a nominal consideration of HK$1 each. No options have been granted under Scheme 2002 since its adoption. Since the adoption of Scheme 2002, no options have been granted under Scheme 2001, nor does the Company plan to grant any more options under such plan. As at December 31, 2003, the total number of outstanding options under the existing share option schemes (including Scheme 2001 and Scheme 2002) that have been granted and not yet exercised equals 9,670,000, which represents 2.34% of the issued share capital of the Company. Furthermore, under Scheme 2002, save for a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates according to the Listing Rules, the total number of shares (the “Shares”) to be issued upon exercise of the options granted to each eligible person (including both exercised and outstanding options) in any 12-month period shall not exceed 1% of the Shares in issue. The exercise price (subscription price) shall be such price as determined by the Board of directors in its absolute discretion at the time of the making of the offer but in any case the exercise price shall not be lower than the highest of (i) the closing price of the shares as stated in The Stock Exchange of Hong Kong Limited’s (“Stock Exchange”) daily quotations sheet on the date of the offer of grant, which must be a trading day; (ii) the average closing price of the shares as stated in the

Stock Exchange’s daily quotations sheets for the five trading days immediately preceding the date of the offer of grant; and (iii) the nominal value of a share. Whereas under Scheme 2001, the maximum entitlement of each eligible person was that the Shares issued or issuable under all options granted to such eligible person (including both exercised and outstanding options) upon such grant being made shall not exceed 25% of the Shares of the Company for the time being issued and issuable under Scheme 2001. In addition, the subscription price was determined by the Board of Directors on a case-by-case basis and will not be less than the nominal value of the Shares nor at a discount of more than 20% below the average closing price of the Shares on the Stock Exchange as stated in the Stock Exchange’s daily quotation sheets on the five dealing days immediately preceding the date on which the invitation to apply for an option under Scheme 2001.

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

     Scheme 2002, the detail of which was contained in the circular dispatched to the shareholders of the Company and which was adopted in the annual general meeting on May 22, 2002, is substantially similar to the Scheme 2001 except for certain significant and important difference, which are described in the Item 6 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.

     Scheme 2002 will remain in force for a period of 10 years commencing from May 22, 2002 until May 21, 2012. The shares allotted upon the exercise of options under Scheme 2002 will be subject to all the provisions of the Bye-laws of the Company and will rank pari passu in all respects with all the fully paid shares in issue.

     There was no compensation paid by the Company to directors for the year ended December 31, 2003.

     None of the Company’s directors and officers or affiliate of such person is or has been indebted to the Company or any of its subsidiaries at any time since the beginning of the last completed fiscal year.

Board Practices

     Mr. Chen Zhaobin, Mr. Cui Xinzheng and Mr. Tong Xudong have entered into service contracts with the Company for an initial term of three years, commencing February 10, 2001, February 1, 2001 and April 20, 2004 respectively, and continuing thereafter until terminated by either party giving to the other not less than six months’ notice.

     Except as disclosed above, no Director has a service contract with the Company or its subsidiaries, which is not determinable by the Group within one year without payment of compensation (other than statutory compensation). The term of office of all directors except the Chairman of the Board, Mr. Liu Ji Yuan, and the President, Mr. Chen Zhaobin, is the period up to their retirement in accordance with Article 86(2) and 87 of the Company’s Bye-laws.

     The Audit Committee was formed by the Company on July 31, 1999.

     The Listing Rules of the Stock Exchange were amended effective as of March 31, 2004 and the amended rules require, among other things, that all issuers listed of the Stock Exchange have an audit committee comprised of a minimum of three members with a majority of independent non-executive directors. The Listing Rules further require that at least one independent non-executive director have appropriate professional qualifications or accounting or related financial management expertise and that the audit committee be chaired by an independent non-executive director. The Stock Exchange, however, has given those listed issuers, including the Company, whose securities were admitted to listing on or before March 31, 2004, a transitional period of six months from March 31, 2004 to comply to the foregoing requirements. As of the report date, the Board of Directors is still actively seeking a qualified person to fill this additional vacancy. The Audit Committee currently consists of two independent non-executive directors, Mr. Yuen Pak Yiu, Philip (the Chairman of the Audit Committee) and Mr. Huan Guocang.

     Under its terms of reference, the Audit Committee is required to be composed of directors who are independent of the management of the Company and are free of any relationship that, in the opinion of the Company’s Board of Directors, would interfere with their exercise of independent judgment as Committee members. The Audit Committee is authorized by the Board of Directors to investigate any activity within its terms of reference and to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Audit Committee. It can also obtain support from outside legal or other independent professional advisors and experts. The Audit Committee shall meet at least twice a year and its duties are summarized as below:

—to consider the appointment of the external auditor;

—to review the half-year and annual financial statements

—to discuss problems and reservations arising from the interim and final audits;

—to consider the major findings and internal investigations and management’s response;

—to review the Company’s statement on internal control system (where one is included in the annual report) prior to endorsement by the Board of Directors;

—to review the nature and scope of other professional services provided to the Company by the external auditor and consider the relationship to the auditor’s independence;

—to review accounting and financial human resources and succession planning within the Company;

—to review periodically Company policy statements to determine their adherence to the Company’s codes of conduct;

—to investigate any matter brought to its attention within the scope of its duties, and to retain outside legal counsel or other professional advice for this purpose if, in its judgment, that is appropriate; and

—to consider other topics, as determined by the Board.

Employees

     Including the executive directors and senior management of the Company, as of December 31, 2003, the Company had 157 full-time employees, of which 30 employees were in management, 127 were in engineering and operations, marketing, accounting and administration. The management of the Company will continue to closely monitor the number of employees ensuring that it is compatible and in line with the development and needs in the corporate strategies of the APT Group. The Company believes that its relations with its employees are good. A majority of APT’s technical and engineering staff employed at the satellite control center in Tai Po were originally seconded from affiliates of ChinaSat and China Aerospace.

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

Share Option Schemes

     On May 22, 2002, the Company adopted Scheme 2002 and, from the date of such adoption, no further options are to be granted under Scheme 2001. Under Scheme 2001, on June 19, 2001, a total of 14,650,000 share options granted by the Company to the Eligible Employees, exercisable during the vesting period from May 22, 2003 to May 21, 2011, shall however remain valid until the expiration of their terms. During 2003, no options were granted under Scheme 2002.

Share Ownership

     As at December 31, 2003, Dr. Lo Kin Hang, Brian, Vice President and Company Secretary of the Company, had personal interests in 5,000 ordinary shares of the Company.

     As at December 31, 2003, the options granted under Scheme 2001 to directors and chief executive were as follows:

Chen Zhaobin	(Executive Director & President)	2,200,000
Cui Xinzheng	(Executive Director & Vice President)	1,200,000
Lo Kin Hang, Brian	(Vice President & Company Secretary)	800,000

     All of the options indicated above, exercisable within the period from May 22, 2003 to May 21, 2011, were granted for a nominal consideration of HK$1 per grantee with an exercise price of HK$2.765 per share for the ordinary shares of the Company.

     On June 19, 2001, under Scheme 2001, the Company granted a total of 14,650,000 options to its employees in order to provide incentives to employees for their contribution to the Group. The terms such as the exercise price and the expiration date of options are the same as the terms of the options being granted to directors and senior management indicated above.

Service Agreements

     Mr. Chen Zhaobin, Mr. Cui Xinzheng and Mr. Tong Xudong entered into service contracts with the Company for an initial term of three years, commencing February 10, 2001, February 1, 2001 and April 20, 2004 respectively, and continuing thereafter until terminated by either party giving to the other not less than six months’ notice.

     Under the service contracts, Mr. Chen, Mr. Cui and Mr. Tong (the “Contracted Directors”) are each entitled to a basic salary payable monthly in arrears by the Company, with such basic salary subject to annual review by the Company’s board of directors. In addition, only one of Contracted Directors is entitled to receive an annual discretionary bonus of such amount as determined by the board of directors, provided that the amount of discretionary bonus payable that the Contracted Directors by the Company in respect of any financial year shall not exceed an agreed percentage of the audited consolidated net income after taxation and minority interests but before extraordinary items of the Company for the relevant financial year. Each of the Contracted Directors is provided with housing allowance subject to an agreed maximum amount, which maximum amount may be revised from time to time by the board of directors. Each of the Contracted Directors is also entitled to receive certain other benefits such as the use a motor car, the provision of recreation club memberships and medical and personal accident insurance, and participation in the Company’s retirement scheme and any share option scheme for its employees.

     Other than the directors of the Company, the service contracts of senior executives has an indefinite term of office except one of the executives entered into a service contract with the Company for an initial fixed term of three years. The service contracts of executives may be terminated by either party giving not less than 4 months to 6 months’ notice or payment in lieu of notice. Under the service contracts, each of the executives is each entitled to a basic salary together with a housing allowance payable monthly in arrears by the Company and 1 month double pay at the end of the calendar year, with such basic salary subject to annual review by the Company. In addition, each of the executives is entitled to a discretionary annual bonus based upon the Company’s performance. Each of the executives is also entitled to receive certain other benefits such as the provision of medical and personal accident insurance and participation in the Company’s retirement scheme and any share option scheme for its employees.

     The Company entered into a secondment agreement with a holding company of a principal shareholder of the Company for an Officer for an initial fixed term of two years, and continuing thereafter until terminated by either party giving to the other a notice. Under the secondment agreement, the Company shall pay a fixed fee to that holding company for reimbursement of cost of services provided to the Company.

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

     The following table describes the ownership of our Ordinary Shares as of March 31, 2004 by (i) each person or company known by us to own more than 5% of our Ordinary Shares, and (ii) all of our directors and officers as a group.

Title of	Identity of Person	Number of	Percent of
Class	or Groups	Shares	Class (1)
Ordinary Shares	China Telecommunications Broadcast Satellite Corporation (2) (3)	67,200,000	16.26%
Ordinary Shares	China Aerospace Science & Technology Corporation (2) (4)	36,600,000	8.86%
Ordinary Shares	CASIL Satellite Holdings Limited (2) (5)	45,000,000	10.89%
Ordinary Shares	SingaSat PTE Ltd. (2) (6)	84,000,000	20.33%
Ordinary Shares	Kwang Hua Development and Investment Limited (2) (7)	30,600,000	7.40%
Ordinary Shares	Sinolike Investments Limited (5)	16,800,000	4.07%
Ordinary Shares	APT Satellite International Company Limited (2)	214,200,000	51.83%
Ordinary Shares	All Directors and Officers as a Group (21 persons)	11,000	*

*Less than 1%

(1)	As of March 31, 2004, the total number of issued Ordinary Shares is 413,265,000.

(2)	The Principal Shareholders collectively hold in aggregate underlying ownership interests of 51.83% indirectly through APT Satellite International Company Limited (“APT International”), which holds 214,200,000 Ordinary Shares. The interest of each Principal Shareholder in APT International as of December 31, 2003 is:

ChinaSat	200 shares	28.57%
China Aerospace Science & Technology Corporation	100 shares	14.28%
CASIL Satellite Holdings Ltd.	100 shares	14.28%
SingaSat Pte. Ltd.	200 shares	28.57%
Kwang Hua Development and Investment Ltd.	100 shares	14.28%

(3)	China Telecommunications Broadcast Satellite Corporation (“ChinaSat”) is a PRC state-owned enterprise under the supervision of the MII. ChinaSat is the satellite operation arm of the MII. ChinaSat directly owns 6,000,000 Shares and indirectly owns, through its shareholdings in APT International, 61,200,000 Shares.

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

(5)	Chia Tai International Telecommunication Company Limited (“Chia Tai”) was wholly-owned by Telecom Holding Company Limited (“Telecom Holding”) which managed the investment in the Company of Telecom Asia Corporation Public Company Limited (“TelecomAsia”), a publicly listed company in Thailand. Telecom Holding disposed the entire issued shares of Chia Tai to Sinolike Investment Limited (“Sinolike”) by a share transaction agreement on October 16, 1997. Chia Tai was renamed as CASIL Satellite Holdings Limited (“CASIL Satellite”) on May 6, 1998. Sinolike is a wholly owned subsidiary of China Aerospace International Holdings Limited (“CASIL”), which is a conglomerate listed in Hong Kong and is a 41.86% owned subsidiary of China Aerospace. CASIL Satellite directly owns 14,400,000 Shares and indirectly owns, through its shareholdings in APT International, 30,600,000 Shares. Sinolike also directly owns 16,800,000 Shares.

(6)	SingaSat PTE Ltd. (“SingaSat”) is wholly-owned by Singapore Telecommunications Limited (“SingTel”). SingTel is a telecommunications operating company and a holding company for over forty subsidiaries which provide a wide range of domestic, international and mobile telecommunications as well as postal services. SingTel is a publicly listed company in Singapore. SingaSat directly owns 22,800,000 Shares and indirectly owns, through its shareholdings in APT International, 61,200,000 Shares.

(7)	Kwang Hua Development and Investment Limited (“Kwang Hua”) is a Hong Kong incorporated venture capital company owned jointly by the Ruentex Group, one of the largest Taiwanese conglomerates, and China Development, a prominent financial and investment company in Taiwan. China Development is also an affiliate of the Ruentex Group. Kwang Hua indirectly owns, through its shareholdings in APT International, 30,600,000 Shares.

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

     Except as disclosed above and to the knowledge of the Company, there are no persons or entities that beneficially own, directly or indirectly, more than 5% of the Company’s outstanding Ordinary Shares or American Depositary Receipts.

Related Party Transactions

     The Company has used China Great Wall Industry Corporation’s Long March launch vehicles to launch all of its satellites to date except the launch of APSTAR V which is to be launched by Sea Launch in the second quarter of 2004. The Company may enter into further launch services contracts with China Great Wall Industry Corporation (or other affiliates of China Aerospace) in respect of the Company’s future satellites. Negotiations for each of the launch services contracts with China Great Wall Industry Corporation have been conducted on an arm’s length basis and any future negotiations with China Great Wall Industry Corporation would be similarly conducted.

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

     In addition, as announced on August 28, 2003, the APT Group and the Company’s non wholly-owned subsidiary namely APT Satellite Telecommunications Limited (“APTT”), which was owned as to 55% and 45% by Skywork Corporation (“Skywork”), a wholly-owned subsidiary of the Company, and by Singasat Private Limited

(“Singasat”), a wholly-owned subsidiary of SingTel, respectively, had in their ordinary course of business entered into various transactions with SingTel and its subsidiaries (collectively “SingTel Group”) for (a) provision of transponder leasing; (b) provision or purchase of telecommunication services; and (c) secondment of executive from SingTel Group with the APT Group and APTT. These various transactions have been reviewed by the independent non-executive directors of the Company and confirmed that they were (i) entered into in the ordinary and usual course of business of the APT Group; (ii) conducted on normal commercial terms; (iii) conducted on terms that were fair and reasonable so far as the shareholders of the Company are concerned; (iv) carried out in accordance with the terms of the agreements governing these transactions; and (v) the aggregate value of each type of these transactions entered into during the year of 2003 was not exceeding the threshold subject to the Stock Exchange with reference to its latest published financial statements.

     Further, on September 10, 2003, APTT entered into a master agreement with the Company’s wholly-owned subsidiary, APT Telecom Services Limited (“APTTS”), Skywork and Singasat whereby the business of APTT was being reorganized through transferring APTT’s Fixed Carrier License (“FCL”) business together with the FCL to APTTS and transferring APTT’s cable interests related to FCL including the APCN and C2C interests to SingTel. The former transfer was done pursuant to a transfer of business agreement between APTT and APTTS at consideration of HK$6,800,000 together with a compensation of HK$13,500,000 payable in 5 equal annual installments commencing on February 1, 2005 by APTT to APTTS’s holding company, APT Satellite Company Limited, for the surrender by APTT of the remaining term of a services and facilities lease agreement in respect of a premises in Tai Po Industrial Estate. The latter transfer was done pursuant to a cable interests transfer agreement between APTT and Singasat, which subsequently assigned it to its holding company SingTel, at considerations of HK$2,986,000 and HK$2,574,000 in respect of the APCN interest and C2C interest respectively. This reorganization was completed on October 10, 2003. The Company believes that the reorganization will allow the APT Group to concentrate on the satellite-related telecom services business, which is in line with the Group’s core business in providing satellite transponder services.

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

     Related party transactions carried out during the years ended December 31, 2001, 2002 and 2003 with shareholders and affiliates (HK$ in thousands):

	Years ended December 31,
	Note		2001	2002	2003
Income from leasing of transponders to certain shareholders of the Company	(i	)	20,809	34,551	35,921
Income from leasing of transponders and providing telecommunication services to a holding company and its subsidiaries of a shareholder of the Company	(i	)	19,500	18,594	19,741
Income from leasing of transponders to a jointly controlled entity	(i	)	6,282	8,245	6,160

	Years ended December 31,
	Note	2001	2002	2003
Management fee income from a jointly controlled entity	(ii)	1,500	1,500	1,121
Management fee income from an associate	(iii)	—	189	65
Facilities management services income from a jointly controlled entity	(iv)	—	8,311	3,386
Interest income from jointly controlled entities	(v )	2,820	—	—
Interest income from a subsidiary of a shareholder	(vi)	995	—	—
Rental expenses in connection with the leasing of transponders from a shareholder of the Company	(vii)	3,510	2,574	—
Technical support services expenses to a shareholder of the Company	(viii)	4,490	—	75
Management fee expenses to a holding company of a shareholder of the Company	(ix)	1,802	2,280	2,280
Land and buildings transferred to a jointly controlled entity	(x )	13,657	—	—
Payments in connection with APSTAR V project to a shareholder of the Company - services fees	(xi)	1,560	—	—
Payments of service fee in connection with the satellite project to a fellow subsidiary of a shareholder of the Company	(xi)	140,166	12,324	87,604
Compensation income from a jointly controlled entity in connection with the early termination of services and facilities lease	(xii)	—	—	13,500
Purchase of certain fixed assets from a jointly controlled entity	(xiii)	—	—	6,800

     Notes:

(i)	The terms and conditions of these transponder lease agreements are similar to those contracted with other customers of the Group.

(ii)	Management fee income arose from a reimbursement of cost of service provided to a jointly controlled entity under the agreement.

(iii)	Management fee income from an associate arose from the reimbursement of expenses paid on behalf of an associate.

(iv)	The Directors consider that the facilities management service income is charged according to the terms and conditions similar to those offered to other customers.

(v)	The interest income from a jointly controlled entity arose from loans made to the entity, further details of which are disclosed in Note 6 to the Audited Consolidated Financial Statements.

(vi)	The interest income was calculated at 4.25% per annum on the outstanding principal.

(vii)	The Directors consider that the terms and conditions of these transponders lease agreements were similar to those offered to other customers by the lessor.

(viii)	The Directors consider that the technical support services expenses were charged according to prices and conditions similar to those offered to other customers by the service provider.

(ix)	Management fee expenses arose from a reimbursement of cost of services provided from the holding company of a shareholder of the Company.

(x)	The land and buildings were transferred at the then net book value at the date of transfer.

(xi)	The Directors consider that the service fee is charged according to prices and conditions similar to those offered to other customers by the launch service provider.

(xii)	As a result of the reorganization of a jointly controlled entity, the jointly controlled entity terminated the services and facilities lease agreement and the Group received a compensation for the early termination of the agreement. The Directors consider that the compensation is charged according to prices and conditions similar to those offered to other customers by the termination.

(xiii)	As a result of the reorganization of a jointly controlled entity, certain fixed assets are purchased from the jointly controlled entity. The Directors consider that the purchase consideration is arrived after arm’s length negotiation with reference to the valuation conducted by an independent valuation company.

     At the balance sheet date, the Group had the following amounts included in the consolidated balance sheet in respect of amounts owing by and to related parties (in HK$ thousands).

			Deposits,				Rentals received
	Trade		prepayments and		Payables and		in advance
	receivables		other receivables		accrued charges		and deferred income
	2002	2003	2002	2003	2002	2003	2002	2003
Jointly controlled entities	101	—	52,215	70,723	1,590	921	—	—

Certain shareholders of the Company	53	7,496	—	3,120	4,665	3,750	12,638	3,524

Holding company and its subsidiaries of a shareholder of the Company	—	2,518	—	—	31,862	31,910	1,113	2,907

Shareholder of a jointly controlled entity	—	—	4,673	—	—	—	—	—

     During t he year ended December 31, 2003, a shareholder of the Company advanced RMB3.3 million, equivalent to US$400 thousand, to the Group. In return the Group advanced US$400 thousand to that shareholder. The items of such advance are interest-free and repayable within one year.

     In addition, at December 31, 2002 and 2003, the Group had an outstanding commitment to pay launch service fee to a fellow subsidiary of a shareholder of the Company amounting to HK$317.9 million and HK$230.2 million, respectively .

Item 8. Financial Information

     See Item 18 for presentation of the financial statements of the Company. See Exhibit 8.2 for financial statements of APT Satellite Telecommunications Limited.

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

		High (HK$)	Low (HK$)
1999		7.200	2.375
2000		9.000	2.900
2001		4.600	2.200
2002
	—Quarter ended March 31	3.600	3.000
	—Quarter ended June 30	3.175	2.800
	—Quarter ended September 30	3.025	1.680
	—Quarter ended December 31	1.750	1.390
2003
	—Quarter ended March 31	1.830	1.250
	—Quarter ended June 30	3.000	1.020
	—Quarter ended September 30	3.925	2.200
	—Quarter ended December 31	2.550	1.950
	—December	2.550	2.225
2004
	—January	2.825	2.375
	—February	2.750	2.350
	—March	2.475	2.000
	—April	2.100	1.650
	—May	2.300	1.700

     In addition, the Company’s ADSs are listed on the New York Stock Exchange (“NYSE”) under the symbol ATS. Each ADS represents eight Ordinary Shares. The Bank of New York serves as depositary (the “Depositary”) with respect to the ADSs trading on the NYSE. According to information furnished to the Company by the Depositary, as of March 31, 2004, there were 47 holders of records of ADSs with addresses in the United States and such holders owned an aggregate of 9,371,764 ADSs. The table below are the details for the periods indicated the high and low market prices of the ADSs on the NYSE.

		High (US$)	Low (US$)
1999		7.1250	2.3750
2000		9.2500	2.6250
2001		4.3500	2.1500
2002
	—Quarter ended March 31	3.6000	3.1000
	—Quarter ended June 30	3.1900	2.8000
	—Quarter ended September 30	3.0000	1.7600
	—Quarter ended December 31	2.0000	1.1500
	—December	2.0000	1.5000
2003
	—Quarter ended March 31	2.0500	1.3800
	—Quarter ended June 30	3.3600	1.1000
	—Quarter ended September 30	4.6000	2.0500
	—Quarter ended December 31	2.8500	1.8900
	—December	2.7400	2.2500

		High (US$)	Low (US$)
2004
	—January	3.5000	2.4500
	—February	2.7300	2.3000
	—March	2.5200	1.9300
	—April	2.1500	1.6500
	—May	2.1200	1.5900

Item 10. Additional Information

Memorandum of Association and Bye-laws

     In compliance with the newly amended listing rules of the Stock Exchange which came into force on March 30, 2004, certain provisions of the Memorandum of Association and Bye-laws of the Company were therefore amended and adopted at the annual general meeting of the Company on May 20, 2004.

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

Directors

     When a Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board of the Company (the “Board”) at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any case at the first meeting of the Board after he knows that he is or has become so interested. A Director shall not vote nor be counted in the quorum on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associate(s) is materially interested, and if he shall do so his vote shall not be counted nor is he to be counted in the quorum for the resolution. But this prohibition shall not apply to any of the following matters namely:

(i)	any contract or arrangement for the giving by the Company or any of its subsidiaries of any security or indemnity to the Director or his associate(s) in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii)	any contract or arrangement for the giving by the Company or any of its subsidiaries of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has/have himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii)	any contract or arrangement by a Director or his associate(s) to subscribe for shares or debentures or other securities of the Company or any of its subsidiaries to be issued pursuant to any offer or invitation to the members or debenture holders or to the public which does not provide the Director or his associate(s) any privilege not accorded to any other members or debenture holders or to the public;

(iv)	any contract, arrangement or proposal concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(v)	any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(vi)	any contract, arrangement or proposal concerning any company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and any of his associate(s) are not in aggregate beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived);

(vii)	any proposal or arrangement for the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not give the Director, or his associate(s), as such any privilege or advantage not accorded generally to the class of persons to whom such scheme or fund relates; or

(viii)	any proposal concerning the adoption, modification or operation of any share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of the employees of the Company or its subsidiaries under which the Director or his associate(s) may benefit.

     A company shall be deemed to be a company in which a Director and/or his associate(s) has/have an interest of five(5) per cent or more if and so long as (but only if and so long as) he and /or his associate(s) (either directly or indirectly) is/are the holders of or beneficially interested in five (5) per cent or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associate(s) is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director and/or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof and any shares comprised in an authorized unit trust scheme in which the Director and/or his associate(s) is/are interested only as a unit holder.

     Where a company in which a Director and/or his associate(s) has/have an interest of five (5) per cent or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

     As to the question of the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.

     The Company may by ordinary resolution ratify any transaction not duly authorized by reason of a contravention of this Bye-Law provided that no Director and/or his associate(s) who is /are materially interested in such transaction shall vote upon such ordinary resolution in respect of any shares in the Company in which they are interested.

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

     At any general meeting, subject to any special rights or restrictions attached to any shares by or in accordance with the Bye-laws of the Company, every shareholder of the Company present in person or by proxy, on a show of hands shall have one vote and on a poll shall have one vote, for every share which is fully paid or credited as fully paid of which he is the holder. A shareholder entitled to attend and vote at the general meeting of the Company is entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A resolution put to the vote of a general meeting shall be decided on a show of hands unless a poll is demanded in accordance with the Bye-laws.

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

     The Bye-laws of the Company does not include any provisions in relation to redemption, sinking fund, liability to further capital calls by the Company nor any provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Actions Necessary to Change Shareholders’ Rights

     Subject to the Companies Act and without prejudice to other provisions of the Bye-laws, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being would up) be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Bye-laws relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

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

     All other special general meetings may be called by not less than fourteen (14) clear days’ Notice but a general meeting may be called by shorter notice if it is so agreed by the shareholders. Notice of every general meeting shall be given to all shareholders of the Company other than to such shareholders as, under the provisions of these Bye-laws or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a shareholder and toe ach of the Directors and the Auditor.

Limitation on Foreign Ownership

     There is no limitation on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the Bye-laws of the Company.

Change in Control

     The Bye-laws of the Company do not contain any specific provision that may have an effect of delaying, deferring or preventing a change in control of the company in the event of merger, acquisition or corporate restructuring of the Company except APT Telecom, a joint-venture company formed by a wholly-owned subsidiary of the Company, APT TV and SingaSat Private Limited on an equity ratio of 55 to 45. The shareholders agreement of APT Telecom requires that any merger, consolidation or amalgamation of the Company shall be approved by all the shareholders of APT Telecom. Subject to the Bye-laws of the Company, any shareholder may transfer all or any of his/her shares by an instrument of transfer in the usual or common form or in any other form approved by the Board and which may be under hand or , if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time. The Board may, in its absolute discretion, and without giving any reason therefore, refuse to register a transfer of any share under certain conditions such as, among the others, not being a fully paid up share. The Board may also refuse to register a transfer for such not fully paid up share. The Board may also decline to recognize any instrument of transfer unless, among the others, the following conditions have been satisfied:-

(a)	the instrument of transfer is lodged at the Office or such other place in Bermuda at which the Register is kept in accordance with the Act or the Registration Office (as the case may be) accompanies by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; and

(b)	if applicable, the instrument of transfer is duly and properly stamped.

Ownership Threshold Disclosure

     The Bye-laws of the Company does not provide any ownership threshold above which a shareholder has to disclose such ownership.

Significant Differences in Applicable Law

     With respect to items 2 through 8 of the Exchange Act Forms, the law applicable to the Company in these areas is not significantly different from that in Hong Kong.

Changes in Capital

     The Bye-laws of the Company governing changes in the capital does not contain any condition, which are more stringent than is required by law.

Material Contracts

     On January 8, 2001, APT, together with Space Systems/Loral, of the United States (“SS/L”), and China Great Wall Industry Corporation respectively signed the Procurement and the Launch Agreements of APSTAR V satellite, to confirm the commissioning of the APSTAR V which would have to replace the APSTAR I as it would have been retired at the end of 2004 or in the middle of 2005. The APSTAR V satellite involves a total project cost of approximately US$230 million, which is expected to be funded by internal resources and/or bank loan of the APT Group. For latest development, please refer to “Future satellites – APSTAR V”.

     On December 11, 2001, to ensure the timely replacement of APSTAR I in the second half of 2004, APT signed a procurement agreement for construction and delivery of APSTAR VI for an amount of US$118 million with Alcatel Space Industries (“Alcatel”). The delivery of APSTAR VI was re-scheduled in December 2004. This satellite will serve as a backup to APSTAR V in the event of any delay in the delivery and launch of the latter. If APSTAR V is delivered on schedule and successfully launched into its designated orbital slot, APSTAR VI will replace APSTAR 1A, which was expected due to expire at the end of 2007. For latest development, please refer to “Future satellites – APSTAR VI”.

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

     Profits Tax

     No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ADSs or Shares). Trading gains from the sale of property by persons carrying on a trade, profession, or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession, or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 16% for 2002, 2001 and 2000 on corporations and at a maximum rate of 15% on individuals. In March 2003, HKSAR announced that the rate for Hong Kong profits tax on corporation will be increased to 17.5%. For individuals, the tax will be increased to a maximum rate of 16% with effect from the 2004/2005 year of assessment. Gains from sales of the Shares effected on the Stock Exchange of Hong Kong Limited will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Shares realized by persons carrying on a business in Hong Kong of trading or dealing in securities. Gains from sales of the ADSs effected on the New York Stock Exchange will usually be considered to be derived from or arise outside Hong Kong, and therefore, liability for Hong Kong profits tax would not ordinarily arise in respect of trading gains from sales of ADSs.

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

     Special United States federal income tax rules apply to holders of equity interests in a PFIC. A foreign corporation will constitute a PFIC for United States federal income tax purposes if 75% or more of its gross income for a taxable year consist of passive income, or, on average, 50% or more of the value of its assets held during a taxable year consist of assets that give rise, or that reasonably could give rise during the reasonably foreseeable future, to passive income. Passive income generally includes (i) rent and lease income (not including rent and lease income derived from persons other than related persons and from the active conduct of a rental or leasing trade or business), (ii) interest, (iii) dividends from shares of stock in a corporation in which the foreign corporation directly or indirectly owns less than 25% of the value of the stock in the corporation and (iv) gains from the sale of any (a) property that gives rise to passive income, (b) partnership interests, or (c) shares of stock.

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

     The amount of any excess distribution is allocated ratably over the United States holder’s entire holding period. The amount allocated to the current taxable year and to any period prior to the first taxable year during which the Company, APT and APT BVI were PFICs is taxed as ordinary income. Any amount of the excess distribution allocable to a prior taxable year during which the Company, APT and APT BVI were PFICs or after the first taxable year they were PFICs will be subject to a deferred United States federal income tax charge, calculated as the sum of the amount of tax imposed on the allocable excess distribution at the highest applicable rate in effect for each such year plus the accumulated interest on the determined amount of tax. Given the distribution and investment policies of the Company, if the Company, APT and APT BVI are or become PFICs, there is a substantial risk that any distribution by the Company will be treated as an excess distribution. (See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”).

     For purposes of the PFIC rules, under certain circumstances, Shares or ADSs held by a non-United States holder may be attributed to a United States person (as defined in Section 7701(a)(30) of the Code) owning an interest, directly or indirectly, in that non-United States holder. In such event, dividends and other transactions in respect of the Shares or ADSs held by the non-United States holder would be attributed to such United States person for purposes of applying the above PFIC rules.

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

     United States Backup Withholding Tax and Information Reporting

     For a United States holder, a 28% “backup withholding” federal income tax and certain information reporting requirements may apply to certain payments made on Shares or ADSs and to the proceeds from the disposition of Shares or ADSs unless such holder (i) is a corporation or comes within certain other exempt categories, provided the exemption from backup withholding is properly established, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.

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

Interest Rate Risk

     The Company is subject to interest rate risk due to fluctuation in interest rates. As of December 31, 2003, the Company’s outstanding bank loans consist of variable interest rate loans only. From time to time, the Company may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although the Company did not consider it necessary to do so in 2003. Upward fluctuations in interest rates increase the cost of new bank loans and the interest cost of outstanding bank loans. As a result, a significant increase in interest rates could have a material adverse effect on the financial position of the Company.

     The following table contains information about the Company’s bank loans that are sensitive to changes in interest rates, as of December 31, 2003.

	Expected Maturity Date
	2004	2005	2006	2007	2008	Thereafter
		(HK$ in million, except interest rates)
Variable rate bank loan	17.6	35.1	61.4	96.5	117.6	373.8
Average interest rate (1)	2.34%	3.75%	4.88%	5.55%	5.98%	5.98%

(1)	The interest rates are the implied future LIBOR rates calculated from US swap as proxy.

     For the year ended December 31, 2003, if the average interest rate for the variable rate bank loan had increased by 10%, the additional interest expenses of HK$394 thousand (US$51 thousand) would have incurred.

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

Limitations

     The above discussion includes only those exposures that exist as of December 31, 2003 and as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period, the Company’s hedging strategies at the time, and interest and foreign exchange rates.

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages, and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

     Disclosure Controls and Procedures. The Company’s Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining its disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. The Company evaluated these disclosure controls and procedures under the supervision of its CEO and CFO as of December 31, 2003. Based on this evaluation, our CEO and CFO concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

     Internal Control Over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     The Company’s Board of Directors has determined that it does not have a member of its Audit Committee that qualifies as an “audit committee financial expert” as defined in Item 401(e) of Regulation S-K, and is “independent” as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

Item 16B. Code of Ethics

     The Company currently has a Code of Ethical Business Conduct for Directors and Officers, that is applicable to its directors and officers, including its principal executive and financial officers. The Company’s Code of Ethical Business Conduct for Directors and Officers is made available at the Company’s website: www.apstar.com.

Item 16C. Principal Accountant Fees and Services

     Aggregate fee billed to the Group for the fiscal years ended December 31, 2002 and 2003 by our principal accounting firm, Deloitte Touche Tohmatsu and KPMG, respectively and their respective affiliates are as follows:

	Years ended December 31,
(in US$ thousands)	2002	2003
Audit fees	56	69
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	56	69

     “Audit Fees” are the aggregate fees billed (for the year) for the audit of the Company’s annual financial statements, reviews of interim financial statements and attestation services that are normally provided in connection with statutory and regulatory filings or engagements.

     “Audit-Related Fees” are the aggregate fees billed (for the year) for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under Audit Fees.

     “Tax Fees” are the aggregate fees billed (in the year) for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax planning. KPMG does not provide us with tax services such as PFIC evaluation and tax planning.

     The Company’s Audit Committee oversees our independent auditors. See also the description under the heading “Board Practices” in “Item 6. Directors, Senior Management and Employees.” The Company’s Audit Committee’s policy is to approve any audit or permitted non-audit services proposed to be provided by its independent auditors before engaging its independent auditors to provide such services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of the Company’s auditors, the Chairperson of the Company’s Audit Committee is authorized to approve any such services between meetings of the Audit Committee, subject to ratification by the Audit Committee, and to report any such approvals to the Audit Committee at its next meeting.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Part III

Item 17. Financial Statements

     Not Applicable.

[Remainder of this page intentionally left blank]

Item 18. Financial Statements

APT SATELLITE HOLDINGS LIMITED

Consolidated Financial Statements
Years ended December 31, 2001, 2002 and 2003
and Report of Independent Registered Public Accounting Firm

APT SATELLITE HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F - 2 & 3
Consolidated Balance Sheets as of December 31, 2002 and 2003	F - 4 & 5
Consolidated Statements of Income for the years ended December 31, 2001, 2002 and 2003	F - 6
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2001, 2002 and 2003	F - 7
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003	F - 8 & 9
Notes on the Consolidated Financial Statements	F - 10 - 58

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
Shareholders of
APT Satellite Holdings Limited:

We have audited the accompanying consolidated balance sheet of APT Satellite Holdings Limited and subsidiaries (the “Group”) as of December 31, 2003 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2003, all expressed in Hong Kong dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of APT Satellite Holdings Limited and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in Note 2 to the consolidated financial statements.

KPMG
Hong Kong

April 13, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of APT Satellite Holdings Limited

We have audited the consolidated balance sheet of APT Satellite Holdings Limited and its subsidiaries as of December 31, 2002 and the accompanying consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2001 and 2002 (all expressed in Hong Kong dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards general accepted in Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of APT Satellite Holdings Limited and its subsidiaries as of December 31, 2002 and the consolidated results of their operations and their cash flows for the years ended December 31, 2001 and 2002, in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The applications of the latter would have affected the determination of net income for the years ended December 31, 2001 and 2002, and the determination of shareholders’ equity and financial position as of December 31, 2002, to the extent summarized in note 27.

Deloitte Touche Tohmatsu
Hong Kong
April 7, 2003 (July 1, 2003 as to note 13 c (ii)) (June 28, 2004 as to note 18 (b))

APT SATELLITE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2003
(Amounts stated in thousands, except share data)

		December 31,
	Note	2002	2003	2003
		HK$	HK$	US$
ASSETS
Current assets
Cash and cash equivalents		826,257	546,864	70,111
Pledged bank deposits	9	317,686	111,863	14,341
Trade receivables, less allowance of HK$1,548 in 2002 and HK$4,220 in 2003		23,981	68,364	8,765
Amount due from immediate holding company		—	20	3
Amount due from an associate		209	—	—
Deposits, prepayments and other receivables, less allowance of HK$4,489 in 2002 and HK$10,219 in 2003		57,878	32,662	4,187

Total current assets		1,226,011	759,773	97,407

Property, plant and equipment, net	4	2,018,873	2,445,360	313,508
Investment property	5	2,332	2,262	290
Goodwill	8	—	—	—
Interest in jointly controlled entities	6
Share of net assets		34,047	12,935	1,658
Amounts due from jointly controlled entities		52,216	69,846	8,955
Interest in an associate	7	—	—	—
Other assets		5,890	5,977	766
Deferred tax assets	19	—	9,416	1,207

TOTAL ASSETS		3,339,369	3,305,569	423,791

See accompanying notes to the consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
AS OF DECEMBER 31, 2002 AND 2003
(Amounts stated in thousands, except share data)

		December 31,
	Note	2002	2003	2003
		HK$	HK$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Payables and accrued charges	12	44,048	50,237	6,441
Rentals received in advance		43,482	20,961	2,687
Income taxes payable	19	81,279	188,231	24,132
Bank loans - current portion	9	317,682	17,550	2,250

Total current liabilities		486,491	276,979	35,510

Loan from a minority shareholder		7,488	7,488	960
Deposits received	10	39,542	37,960	4,867
Bank loans - non-current portion	9	163,800	684,450	87,750
Deferred income	11	41,436	27,881	3,575
Deferred tax liabilities	19	125,463	11,866	1,521

TOTAL LIABILITIES		864,220	1,046,624	134,183

Contingencies and commitments	13
Minority interests		6,838	5,915	758

Shareholders’ equity
Capital stock - Common stock	15	41,254	41,327	5,299
Additional paid-in capital	16	1,794,520	1,796,466	230,316
Revaluation reserve		—	7,700	987
Translation reserve		182	(100)	(13)
Other reserves	16	94	102	13
Retained earnings		632,261	407,535	52,248

Total shareholders’ equity		2,468,311	2,253,030	288,850

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,339,369	3,305,569	423,791

See accompanying notes to the consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Amounts stated in thousands, except share data)

			Years ended December 31,
	Note		2001	2002	2003	2003
			HK$	HK$	HK$	US$
Operating revenues
Leasing of satellite transponder capacity to:
Unaffiliated customers			312,891	262,571	212,830	27,286
Related parties	20		46,591	61,390	61,822	7,926
Service income received from:
Unaffiliated customers			13,176	17,464	23,017	2,951
Related parties	20		1,500	10,000	4,572	586

Total revenues			374,158	351,425	302,241	38,749

Costs and expenses
Cost of service including depreciation and amortization of 2001: HK$217,021, 2002: HK$233,971 and 2003: HK$236,322			(266,015)	(275,717)	(280,319)	(35,938)
Selling, general and administrative			(71,922)	(69,886)	(74,892)	(9,602)

Total costs and expenses			(337,937)	(345,603)	(355,211)	(45,540)

			36,221	5,822	(52,970)	(6,791)
Other operating revenues
Interest income - net			70,221	22,189	7,111	912
Reversal of provision on regulatory matters previously recognized in the life lease of transponders of APSTAR IIR			—	47,212	—	—
Other income			8,270	2,926	25,928	3,324
Deficit arising on revaluation of investment property	5		(45)	(70)	(70)	(9)
Impairment loss recognized in respect of property, plant and equipment			—	(5,218)	(129,098)	(16,551)
Impairment loss recognized in respect of goodwill arising on acquisition of interest in a subsidiary			—	(3,376)	—	—
Gain on partial disposal of an associate			—	—	12	2

Profit/(loss) from operations	21	(d)	114,667	69,485	(149,087)	(19,113)
Interest expenses			(5,644)	—	—	—
Share of losses of jointly controlled entities			(5,067)	(10,624)	(64,833)	(8,312)

Income/(loss) before income taxes and minority interests			103,956	58,861	(213,920)	(27,425)
Provision for income taxes	18		(25,947)	(36,814)	(11,721)	(1,503)
Minority interests			—	2,388	923	118

Net income/(loss)			78,009	24,435	(224,718)	(28,810)

Earnings/(loss) per share
- Basic			19 cents	6 cents	(54 cents)	(7 cents)

- Diluted			19 cents	6 cents	(54 cents)	(7 cents)

See accompanying notes to the consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Amounts stated in thousands)

		Additional
	Capital	paid-in	Revaluation	Translation	Other	Retained
	stock	capital	reserve	reserve	reserves	earnings	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Balance at January 1, 2001	41,280	1,794,993	—	—	—	612,467	2,448,740
Repurchase of shares	(8)	(184)	—	—	—	—	(192)
Transfer to other reserves	—	—	—	—	64	(64)	—
Dividends paid	—	—	—	—	—	(61,920)	(61,920)
Net profit for the year	—	—	—	—	—	78,009	78,009

At January 1, 2002	41,272	1,794,809	—	—	64	628,492	2,464,637
Repurchase of shares	(18)	(289)	—	—	—	—	(307)
Translation differences not recognized in the consolidated statements of income	—	—	—	182	—	—	182
Transfer to other reserves	—	—	—	—	30	(30)	—
Dividends paid	—	—	—	—	—	(20,636)	(20,636)
Net profit for the year	—	—	—	—	—	24,435	24,435

At January 1, 2003	41,254	1,794,520	—	182	94	632,261	2,468,311
Shares issued under the share option scheme	73	1,946	—	—	—	—	2,019
Translation differences not recognized in the consolidated statements of income	—	—	—	(282)	—	—	(282)
Share of a jointly controlled entity’s reserve	—	—	7,700	—	—	—	7,700
Transfer to other reserves	—	—	—	—	8	(8)	—
Net loss for the year	—	—	—	—	—	(224,718)	(224,718)

At December 31, 2003	41,327	1,796,466	7,700	(100)	102	407,535	2,253,030

At December 31, 2003 (in US$)	5,299	230,316	987	(13)	13	52,248	288,850

Attributable to jointly controlled entities
At December 31, 2003	—	—	7,700	—		(79,861)	(72,161)

At December 31, 2002	—	—	—	—		(15,028)	(15,028)

At December 31, 2001	—	—	—	—		(6,402)	(6,402)

See accompanying notes to the consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Amounts stated in thousands)

	Years ended December 31,
	2001	2002	2003	2003
	HK$	HK$	HK$	US$
Operating activities
Income/(loss) before income taxes and minority interests	103,956	58,861	(213,920)	(27,425)
Adjustments for:
Depreciation	217,021	233,971	236,322	30,298
Amortization of goodwill	—	660	—	—
Impairment losses recognized	—	8,594	129,098	16,551
Gain on partial disposal of an associate	—	—	(12)	(2)
Interest income	(70,221)	(22,189)	(7,111)	(912)
Interest expenses	5,644	—	—	—
Loss on disposal of property, plant and equipment	37	30	—	—
Deficit arising on revaluation of investment property	45	70	70	9
Share of losses of jointly controlled entities	5,067	10,624	64,833	8,312
Reversal of provision on regulatory matters	—	(47,212)	—	—
Allowance for doubtful receivables	—	5,207	8,402	1,077

Operating profit before changes in working capital	261,549	248,616	217,682	27,908
Decrease/(increase) in trade receivables	34,422	1,659	(47,055)	(6,033)
Increase in transponder lease deposits	(101)	(252)	(87)	(11)
(Increase)/decrease in amount due from immediate holding company	(20)	20	(20)	(3)
Increase in deposits, prepayments and other receivables	(833)	(30,175)	(240)	(31)
Increase/(decrease) in payables and accrued charges	13,450	(5,534)	(955)	(122)
Increase/(decrease) in rentals received in advance	9,464	(8,379)	(13,789)	(1,768)
Decrease in amount due to a related company	(1,709)	—	—	—
(Increase)/decrease in amounts due from jointly controlled entities	(218)	198	(12,731)	(1,632)
(Increase)/decrease in amount due from an associate	—	(209)	209	27
Decrease in deferred income	(28,104)	(22,286)	(22,286)	(2,857)
Increase/(decrease) in deposits received	17,799	(4,109)	(1,582)	(203)

Cash generated from operations	305,699	179,549	119,146	15,275
Interest paid	(6,461)	—	—	—
Hong Kong profits tax paid	(5,704)	(7,422)	(9,541)	(1,223)
Overseas tax paid	(12,128)	(9,364)	(18,313)	(2,348)

Net cash from operating activities	281,406	162,763	91,292	11,704

Investing activities
Payment for purchase of property, plant and equipment	(230,227)	(1,091,362)	(763,454)	(97,879)
Payment for acquisition of a subsidiary, net of cash acquired	—	(4,421)	—	—
Proceeds from partial disposal of an associate	—	—	12	2
Capital contribution to a jointly controlled entity	(48,565)	—	—	—
Proceeds from disposal of property, plant and equipment	13,659	5	1	—
Advances/loans to jointly controlled entities	(14,264)	(23,650)	(40,920)	(5,246)
Interest received	87,262	20,254	9,279	1,190
Decrease in pledged bank deposits	65,641	61,982	205,823	26,388

Net cash used in investing activities	(126,494)	(1,037,192)	(589,259)	(75,545)

     See accompanying notes to the consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
FOR THE YEARS ENDED DECEMBER 31, 2001 2002 AND 2003
(Amounts stated in thousands)

	Years ended December 31,
	2001	2002	2003	2003
	HK$	HK$	HK$	US$
Financing activities
Interest paid	—	—	(3,681)	(472)
New bank borrowings	—	163,800	538,200	69,000
Repayment of bank borrowings	(175,320)	(61,986)	(317,682)	(40,729)
Dividends paid	(64,320)	(20,636)	—	—
Repurchase of shares	(192)	(307)	—	—
Proceeds from shares issued under the share option scheme	—	—	2,019	259

Net cash (used in)/from financing activities	(239,832)	80,871	218,856	28,058

Net decrease in cash and cash equivalents	(84,920)	(793,558)	(279,111)	(35,783)
Cash and cash equivalents at January 1,	1,704,606	1,619,686	826,257	105,930
Effect of foreign exchange rate changes	—	129	(282)	(36)

Cash and cash equivalents at December 31,	1,619,686	826,257	546,864	70,111

Analysis of the balance of cash and cash equivalents:
Deposits with banks	1,608,381	812,709	539,916	69,220
Cash at bank and in hand	11,305	13,548	6,948	891

Cash and cash equivalents at December 31,	1,619,686	826,257	546,864	70,111

See accompanying notes to the consolidated financial statements.

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

The Company and its subsidiaries (hereafter collectively referred to as the “Group”) currently operate three satellites. The Company’s first satellite, APSTAR I, was launched in July 1994 and commenced commercial service in September 1994. The Company’s second satellite, APSTAR IA, was launched in July 1996 and commenced commercial service in September 1996. The Company’s third satellite, APSTAR IIR, was launched in October 1997 and commenced commercial service in January 1998. In August 1999, the Company leased substantially all of the transponders of APSTAR IIR to a third party for the rest of its life. During the year ended December 31, 2001, the Company signed agreements in respect of the procurement and launch of new satellites, APSTAR V and APSTAR VI. During the year ended December 31, 2003, the construction of APSTAR V and APSTAR VI was proceeding as planned and they are scheduled for delivery in the second and fourth quarter of 2004, respectively, to replace APSTAR I and APSTAR IA.

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

All of these are controlled subsidiaries and have been consolidated into the Group financial statements.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

			Proportion of ownership interest
		Particulars of
	Place of	issued and paid up	Group’s
	incorporation and	capital and debt	effective	held by the	held by
Name of Company	operation*	securities	interest	Company	subsidiary	Principal activities
APT Satellite Investment Company Limited	British Virgin Islands	US$1,400	100%	100%	—	Investment holding
Acme Star Investment Limited	Hong Kong	HK$2	100%	—	100%	Investment holding
APT Satellite Company Limited (“APT”)	Hong Kong	Ordinary Class “A” HK$100; Non-voting Deferred Class “B” HK$542,500,000	100%	—	100%	Satellite transponder leasing
APT Satellite Enterprise Limited	Cayman Islands	US$2	100%	—	100%	Satellite transponder leasing
APT Satellite Global Company Limited	Cayman Islands	US$2	100%	—	100%	Investment holding
APT Satellite Link Limited	Cayman Islands	US$2	100%	—	100%	Satellite transponder leasing
APT Satellite Telewell Limited (formerly Telewell Investment Limited)	Hong Kong	HK$2	100%	—	100%	Investment holding
APT Satellite TV Development Limited	Hong Kong	HK$2	100%	—	100%	Provision of satellite television uplink and downlink services
APT Satellite Vision Limited	Hong Kong	HK$2	100%	—	100%	Satellite leasing
APT Telecom Services Limited (formerly APT Satellite (Apstar V) Limited)	Hong Kong	HK$2	100%	—	100%	Provision of telecommunication services
Haslett Investments Limited	British Virgin Islands	US$1	100%	—	100%	Investment
Skywork Corporation	British Virgin Islands	US$1	100%	—	100%	Investment holding
The 138 Leasing Partnership (“Partnership”)	Hong Kong	Partners capital HK$329,128,857	N/A	N/A	N/A	Satellite leasing
Ying Fai Realty (China) Limited	Hong Kong/ People’s Republic of China (“PRC”)	HK$20	100%	—	100%	Property holding
APT Communication Technology Development (Shenzhen) Co., Ltd.	Wholly-owned foreign enterprises, PRC	Registered capital HK$5,000,000	100%	—	100%	Satellite transponder leasing
CTIA VSAT Network Limited (“CTIA”)	Hong Kong	HK$5,000,000	60%	—	60%	Investment holding
Beijing Asia Pacific East Communication Network Limited (“BAPE”)	Joint venture, PRC	Registered capital US$4,000,000	36%	—	60%	Provision of data transmission services

* The place of operation is the place of incorporation/establishment unless otherwise stated.

No loan capital has been issued by any of the subsidiaries.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

2.	BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong (“HK GAAP”) which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The significant differences between HK GAAP and US GAAP are summarized in note 27.

The measurement basis used in the preparation of the consolidated financial statements is historical cost modified by the revaluation of investment properties as explained in the accounting policies set out below.

The consolidated financial statements of the Group are expressed in Hong Kong dollars (“HK$”). The translations of amounts from Hong Kong dollars into United States dollars for convenience of the reader have been made at the rate on December 31, 2003 of HK$7.80 = US$1.00. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2003, or any other certain date.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. A subsidiary is an enterprise controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise, so as to obtain benefits from their activities.

All significant intra-group balances and transactions, and any unrealized profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized profits, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders’ equity. Minority interests in the results of the Group for the year are also separately presented in the consolidated statements of income.

The particulars of the Group’s principal subsidiaries are set out in note 1.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Associates and jointly controlled entities

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s or the jointly controlled entity’s net assets. The consolidated statements of income reflect the Group’s share of the post-acquisition results of the associates and jointly controlled entities for the year. When the Group’s share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate or made payable on behalf of the associate to satisfy obligation of the associate that the Group has guaranteed or otherwise committed.

Unrealized profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the associate or jointly controlled entity, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the consolidated statements of income.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group’s share of the fair value of the identifiable assets acquired and liabilities assumed. In respect of controlled subsidiaries for acquisitions on or after January 1, 2001, positive goodwill is amortized to the consolidated statements of income on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortization and any impairment losses (see note 3(g)).

In respect of acquisitions of associates and jointly controlled entities, positive goodwill is amortized to the consolidated statements of income on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortization and any impairment losses (see note 3(g)) is included in the carrying amount of the interest in associates or jointly controlled entities.

On disposal of a controlled subsidiary, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill not previously amortized through the consolidated statements of income or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

(d)	Property, plant and equipment, and investment property

(i)	Fixed assets are carried in the balance sheets on the following bases:

–	property, plant, and equipment, other than construction in progress, are stated in the balance sheet at cost less accumulated depreciation (see note 3(f)) and impairment losses (see note 3(g)); and

–	construction in progress is stated at specifically identified cost, including borrowing costs capitalized, aggregate cost of development, materials and supplies, wages and other direct expenses, less impairment losses (see note 3(g)); and

–	investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at their open market value which is assessed annually by external qualified valuers; and

(ii)	Changes arising on the revaluation of investment properties are generally dealt with in reserves. The only exceptions are as follows:

–	when a deficit arises on revaluation, it will be charged to the consolidated statements of income, if and to the extent that it exceeds the amount held in the reserve in respect of the portfolio of investment properties immediately prior to the revaluation; and

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Property, plant and equipment, and investment property (continued)

–	when a surplus arises on revaluation, it will be credited to the consolidated statements of income, if and to the extent that a deficit on revaluation in respect of the portfolio of investment properties had previously been charged to the consolidated statements of income.

(iii)	Subsequent expenditure relating to a fixed asset that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

(iv)	Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of income on the date of retirement or disposal. On disposal of an investment property, the related portion of surpluses or deficits previously taken to the investment properties revaluation reserve is also transferred to the consolidated statements of income for the year.

(e)	Leased assets

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i)	Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the consolidated balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group’s depreciation policies, as set out in note 3(f). Impairment losses are accounted for in accordance with the accounting policy as set out in note 3(g). Revenue arising from operating leases is recognized in accordance with the Group’s revenue recognition policies, as set out in note 3(l)(i).

(ii)	Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the consolidated statements of income in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated statements of income as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated statements of income in the accounting period in which they are incurred.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Amortization and depreciation

(i)	No depreciation is provided on investment properties with an unexpired lease term of over 20 years or on freehold land.

(ii)	No depreciation is provided on construction in progress until such time as the relevant assets are completed and ready for its intended use.

(iii)	Depreciation is calculated to write off the cost of property, plant and equipment on a straight-line basis over their estimated useful lives, to residual values, as follows:

Leasehold land	45 to 50 years
Leasehold buildings	50 years
Leasehold improvements	45 to 50 years
Furniture and equipment, motor vehicles, and computer equipment	5 years
Communication satellite equipment	5 to 15 years
Communication station	5 years
Communication satellites	9 to 16 years

(g)	Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

–	property, plant and equipment (other than properties carried at revalued amounts);

–	investments in subsidiaries, associates and joint ventures (except for those accounted for at fair value under notes 3 (b));

–	intangible assets; and

–	positive goodwill (whether taken initially to reserves or recognized as an asset).

If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized in the consolidated statements of income whenever the carrying amount of such an asset (including positive goodwill taken directly to reserves) exceeds its recoverable amount.

(i)	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Impairment of assets (continued)

(ii)	Reversals of impairment losses

In respect of assets other than positive goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of positive goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the consolidated statements of income in the year in which the reversals are recognized.

(h)	Cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(i)	Employee benefits

(i)	Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii)	Contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as an expense in the consolidated statements of income as incurred.

(iii)	The employees of the Group in the PRC participate in retirement plans managed by respective local governments of the municipalities in which the Group operates. The Group’s contributions to the plan are calculated based on fixed rates of the employees’ salary costs and charged to the consolidated statements of income when incurred. The Group has no other obligation for the payment of retirement and other post-retirement benefits of employees other than the contributions described above.

(iv)	When the Group grants employees options to acquire shares of the Company at nil consideration, no employee benefit cost or obligation is recognized at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Income tax

(i)	Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the consolidated statements of income except to the extent that they relate to items recognized directly in equity, in which case they are recognized in equity.

(ii)	Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii)	Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from positive goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Income tax (continued)

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Additional income taxes that arise from the distribution of dividends are recognized when the liability to pay the related dividends is recognized.

(iv)	Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

–	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

–	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

–	the same taxable entity; or

–	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(k)	Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the consolidated statements of income as follows:

(i)	Transponder lease income

Rental income from leasing of satellite transponder capacity is recognized in the consolidated statements of income on a straight line basis over the lease term.

Lease incentives granted are recognized in the consolidated statements of income as an integral part of the aggregate net lease payments receivable.

(ii)	Service income in respect of satellite control and providing satellite telecommunications and related service is recognized when services are provided.

(iii)	Interest income from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(m)	Translation of foreign currencies

Foreign currency transactions during the year are translated at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the balance sheet date. Foreign currency assets, being equity investments or other long-term non-monetary assets, the holding or the use or the subsequent disposal of which will generate receipts in a foreign currency, hedged by foreign currency borrowings, are translated at the exchange rates ruling at the balance sheet date.

Exchange gains and losses are dealt with in the consolidated statements of income, except those arising from the translation at closing rates of foreign currency assets hedged by foreign currency borrowings, and the gains and losses on those foreign currency borrowings (to the extent of exchange differences arising on the foreign currency assets), which are taken directly to reserves.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Borrowing costs

Borrowing costs are expensed in the consolidated statements of income in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(o)	Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(p)	Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Corporate items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

(q)	Use of estimates

The preparation of financial statements in conformity with HK GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those assumptions.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

(r)	Earnings/(loss) per share

The calculation of the basic and diluted earnings/(loss) per share is based on the following data:

	2001	2002	2003
	HK$	HK$	HK$
Earnings/(loss)
Earnings for the purposes of calculating basic and diluted earnings/(loss) per share (net income/(loss) for the year)	78,009	24,435	(224,718)

Number of shares
	’000	’000	’000
Weighted average number of ordinary shares for the purposes of calculating basic earnings/(loss) per share	412,773	412,675	412,892
Effect of dilutive share options	1,117	—	—

Weighted average number of ordinary shares for the purposes of calculating diluted earnings/(loss) per share	413,890	412,675	412,892

Options to purchase 13,410,000 shares and 9,670,000 shares of common stock at HK$2.765 per share were outstanding during the year 2002 and 2003, respectively, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares for the period. The options, which expire on May 21, 2011, were still outstanding at the end of year 2003.

4.	PROPERTY, PLANT AND EQUIPMENT

			Furniture and
			equipment, motor	Commun-
			vehicles, and	ication	Commun-	Commun-
	Land and	Leasehold	computer	satellite	ication	ication	Construction
	buildings	improvements	equipment	equipment	station	satellites	in progress	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Cost:
At January 1,2003	118,770	6,910	56,721	94,892	5,179	2,100,129	1,266,614	3,649,215
Additions	—	2,341	1,466	29,567	—	—	758,534	791,908
Disposals	—	—	(16,509)	(37)	—	—	—	(16,546)
Transfer	—	—	—	1,178	3,246	—	(4,424)	—

At December 31, 2003	118,770	9,251	41,678	125,600	8,425	2,100,129	2,020,724	4,424,577

Accumulated depreciation:
At January 1,2003	13,148	4,759	28,156	52,367	291	1,531,621	—	1,630,342
Charge for the year	2,439	744	7,325	11,100	1,152	213,562	—	236,322
Impairment loss	—	—	—	—	—	129,098	—	129,098
Written back on disposal	—	—	(16,508)	(37)	—	—	—	(16,545)

At December 31, 2003	15,587	5,503	18,973	63,430	1,443	1,874,281	—	1,979,217

Net book value:
At December 31, 2003	103,183	3,748	22,705	62,170	6,982	225,848	2,020,724	2,445,360

At December 31, 2002	105,622	2,151	28,565	42,525	4,888	568,508	1,266,614	2,018,873

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

4.	PROPERTY, PLANT AND EQUIPMENT (continued)

Interest expense of HK$117 and HK$6,553 and other related cost of HK$2,125 and HK$1,162 incurred for obtaining the loans were capitalized and included in satellite project progress payments during the years ended December 31, 2002 and 2003, respectively.

Impairment loss

During the years ended December 31, 2002 and 2003, the Directors of the Company conducted a review of the Group’s property, plant and equipment and determined that certain land and buildings and communication satellites were impaired, respectively, due to the recoverable amount of these assets is estimated to be less than their carrying amount. Accordingly, an impairment loss of HK$5,218 in respect of land and buildings and HK$129,098 in respect of communication satellites has been recognized and charged to the consolidated statements of income for the years ended December 31, 2002 and 2003, respectively.

The analysis of net book value of land and buildings held by the Group is as follows :

	2002	2003
	HK$	HK$
Medium-term leases outside Hong Kong	2,718	2,651
Medium-term leases in Hong Kong	102,904	100,532

	105,622	103,183

5.	INVESTMENT PROPERTY

The investment property was revalued at December 31, 2002 and 2003 at HK$2,332 and HK$2,262, respectively, by Chesterton Petty Limited, an independent professional property valuer, on an open market value basis by reference to net rental income allowing for reversionary income potential. This valuation gave rise to a revaluation deficit of HK$70 and HK$70 which has been charged to the consolidated statements of income for the years ended December 31, 2002 and 2003, respectively.

The investment property, which is situated in the PRC under a medium-term lease, is rented out under an operating lease and the rental income earned from the investment property for the years ended December 31, 2002 and 2003 was HK$257 and HK$245, respectively.

6.	INTEREST IN JOINTLY CONTROLLED ENTITIES

	2002	2003
	HK$	HK$
Share of net assets	34,047	12,935
Amounts due from jointly controlled entities	52,216	69,846

	86,263	82,781

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

6.	INTEREST IN JOINTLY CONTROLLED ENTITIES (continued)

Details of the jointly controlled entities of the Group as at 31 December 2003 are set out below:

Proportion of ownership interest
	Form of	Place of	Particulars of	Group’s	held by
	business	incorporation	issued and paid	effective	the	held by the	Principal
Name of joint venture	structure	and operation	up capital	interest	Company	subsidiary	activity
APT Satellite Telecommunications Limited (“APT							Property
Telecom”)	Incorporated	Hong Kong	HK$153,791,900	55%	—	55%	holding
Beijing Zhong Guang Xin Da Data Broadcast Technology Co.							Provision of data
Limited	Joint venture,		Registered capital				transmission
(“Zhong Guang Xin Da”)	Incorporated	PRC	RMB11,000,000	12.6%	—	35%	services

APT Telecom is considered as a jointly controlled entity as the Group and the other shareholder of APT Telecom both have the right to appoint an equal number of directors to the board of directors.

APT Telecom completed the reorganization on October 10, 2003, whereby its entire cable interests were sold to its shareholder at HK$5,560; while the Fixed Carrier Licence and all its related business were sold to APT Telecom Services Limited, a subsidiary of the Group at HK$6,800, respectively. A surrender of service and facilities leasing agreement between APT Telecom and APT Satellite Company Limited, the subsidiary of the Group, was executed on the same date in respect of early termination of services and facilities lease for a compensation of HK$13,500. The summarized information of APT Telecom is set out in note 27 (j).

The amounts due from jointly controlled entities are unsecured and interest-free. Except for amount of HK$nil and HK$13,500 as at December 31, 2002 and 2003, respectively, the amounts have no fixed repayment terms. The Group has agreed not to demand for repayment within the next twelve months from the balance sheet date and accordingly, the amounts are classified as non-current.

In 2002, the Group acquired an additional 20% interest in CTIA, previously was a 40% owned jointly controlled entity, for a consideration of HK$7,180. CTIA became a subsidiary and its assets, liabilities, and results of operation have been consolidated after the acquisition.

7.	INTEREST IN AN ASSOCIATE

	2002	2003
	HK$	HK$
Share of net assets	—	—

In 2002, the Group had a 35% interest in the issued ordinary shares capital of APT Eurosportnews Distribution Limited, a company incorporated in Hong Kong which is engaged in the provision of satellite television broadcasting services. Owing to the change in business strategy of the

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

7.	INTEREST IN AN ASSOCIATE (continued)

associate such that APSTAR system could not be used by the associate in establishing its business, the Group disposed of a 33% interest of the associate on December 23, 2003.

8.	ACQUISITION OF A SUBSIDIARY

On April 11, 2002, the Group had completed the acquisition of an additional 20% interest in CTIA, previously was a 40% owned jointly controlled entity and a loan originally owed to a former shareholder by CTIA amounting to HK$3,744, for cash consideration of HK$7,180.

A summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition and purchase price allocation is as follows:

HK$
ASSETS
Cash and cash equivalents	2,759
Trade receivables	848
Prepayments, deposits and other receivables	13,473
Property, plant and equipment	11,079
Goodwill	4,036
Interest in a jointly controlled entity	509

Total assets acquired	32,704

LIABILITIES
Payables and accrued charges	3,135
Amounts due to shareholders	16,902

Total liabilities assumed	20,037

Minority interests	9,231

Net assets acquired	3,436
Shareholders’ loan acquired	3,744

Purchase price	7,180

	2002	2003
	HK$	HK$
Goodwill
Cost:
At January 1,	—	4,036
Addition through acquisition of a subsidiary	4,036	—

At December 31,	4,036	4,036

Accumulated amortization and impairment:
At January 1,	—	4,036
Charge for the year	660	—
Impairment loss	3,376	—

At December 31,	4,036	4,036

Carrying amount:
At December 31,	—	—

               The amortization period adopted for goodwill was 55 months.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

8.	ACQUISITION OF A SUBSIDIARY (continued)

In 2002, the Directors of the Group reviewed the impairment of the goodwill by comparing the Group’s share of the recoverable amount of the subsidiary concerned as a whole to the Group’s share of the carrying value of assets together with the goodwill. In view of the net liabilities position of the subsidiary and based on the projected future operating cash flow, it was expected that the remaining unamortized balance will not be recovered and therefore, an impairment loss was recognized.

9.	BANK LOANS

			December 31, 2002		December 31, 2003
			Weighted		Weighted
			average		average
			interest		interest
	Note	Interest rate	rate		rate
				HK$		HK$
Bank loans denominated in HK Dollars:
Payable semi-annually through 2003 (secured)	a	12.00%	12.00%	317,682	12.00%	—
Bank loans denominated in US Dollars:
Payable semi-annually with the first instalment falling due on six months after the successful launch and in orbit testing of APSTAR V (secured)	b	LIBOR+0.73%	—	—	1.97%	351,000
Payable semi-annually with the first instalment falling due on the earlier of September 30, 2005 or six months after the date of commencement of commercial operations of APSTAR VI (secured)	b	LIBOR+0.73%	2.15%	163,800	1.97%	351,000

				481,482		702,000
Current portion				(317,682)		(17,550)

Non-current portion				163,800		684,450

Notes:

(a)	At December 31, 2002 and 2003, certain of the Group’s banking facilities were secured by the Group’s land and buildings with a net book value of HK$5,120 and HK$5,004, respectively and bank deposit of approximately HK$nil and HK$390, respectively.

On December 29, 1994, the Company’s subsidiaries entered into an arrangement for the leasing of a communication satellite with the Partnership, which became a wholly-owned subsidiary of the Company in 1997. The bank loans in respect of the arrangement borrowed by the Partnership were repaid at December 29, 2003. As at December 31, 2002 and 2003, the bank loans borrowed by the Partnership of HK$317,682 and HK$nil,

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

9.	BANK LOANS (continued)

respectively, included above were secured by the same amounts of time deposits. The amounts of bank loans and time deposits are separately presented in the balance sheet. The corresponding interest income and interest expense amounted to HK$50,511, HK$43,685 and HK$35,771 are set-off in the consolidated statements of income for the years ended December 31, 2001, 2002 and 2003, respectively.

(b)	In December 2002, the Group entered into a US$240 million term loan facility (“Loan Facility”), which is secured by the assignment of the construction, launching and related equipment contracts relating to satellites under construction and their related insurance claim proceeds, assignment of the proceeds of all present and future lease agreements of their transponders of satellites under construction, first fixed charge over certain bank accounts which will hold receipts of the transponder income and the termination payments under construction, launching and related equipment contracts. In March 2004, the Group obtained a confirmation letter from the lenders with regard to the launch delay of APSTAR V. In accordance with the loan facility agreement entered in December 2002, the availability period for the facility with respect to APSTAR V expired at year-end 2003, and the aggregate loan facility was reduced to US$165 million. Pursuant to the confirmation letter, the loan repayment date of the first instalment for the facility with respect to APSTAR V was extended to six months after the successful launch and in orbit testing of the satellite. In addition, certain financial covenants were amended. At December 31, 2002 and 2003, the assets under fixed charge are the satellites under construction with carrying value of approximately HK$1,259,513 and HK$2,015,276, respectively and bank deposits of approximately HK$4 and HK$111,473, respectively.

This loan facility agreement contains the following covenants:

Restricted Distributions

The Loan Facility provides that the Company may make annual dividend payments only when Projected EBITDA (as defined in the Loan Facility) plus Free Cash (as defined in the Loan Facility) less capital expenditure for that year is less than (i) 130% of Project Debt Service (as defined in the Loan Facility) of that year before the release of certain pledged assets and (ii) 180% of Project Debt Service after the release of certain pledged assets.

Financial Covenants

The Loan Facility provides that certain earnings and cash flow ratios of APT and the Group must be measured over various periods during its term. APT and the Group undertakes to ensure that (i) it maintains its aggregate Consolidated Net Worth (as defined in the Loan Facility) at not less than US$230 million, (ii) the aggregate of Consolidated Total Liabilities (as defined in the Loan Facility) shall not exceed 120% of Consolidated Net Worth, (iii) Consolidated EBITDA (as defined in the Loan Facility) shall not be less than US$25 million, (iv) the ratio of the aggregate outstanding principal under each tranche to the value of the satellite financed by such tranche shall not exceed 50% and (v) after the release of certain pledged assets, Borrower EBITDA (as defined in the Loan Facility) shall be at least 180% of Debt Service (as defined in the Loan Facility).

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

9.	BANK LOANS (continued)

Block Account/Withdrawal Conditions

Under the Loan Facility, (i) insurance proceeds obtained as a result of Total or Material Partial Loss (as defined in the Loan Facility) relating to APSTAR V and APSTAR VI and (ii) Termination sum of related construction contracts must be deposited in a designated account. The withdrawal of deposited amounts in such accounts may only occur in accordance with provision contained in the Loan Facility.

Others

The Loan Facility includes covenants customary for agreements of this type, including restrictions on APT and the Company’s ability to incur indebtedness, certain ownership restrictions, restrictions on affiliated transactions, covenants with respect of compliance with laws, maintenance of licenses and permits required for the Group’s business and a requirement that all future transponder utilization agreements be entered into on an arms-length basis. Among others, APT undertakes to ensure that its ultimate holding company, APT Satellite International Company Limited, directly owns at least 50.01% of the voting rights in the Group.

For the years presented, the Group complied with all the above covenants.

The aggregate annual repayments of bank loans as at the balance sheet dates are as follows:

	2002	2003
	HK$	HK$
2003	317,682	—
2004	—	17,550
2005	85,800	35,100
2006	78,000	61,425
2007	—	96,525
2008	—	117,585
Thereafter	—	373,815

Total	481,482	702,000

10.	DEPOSITS RECEIVED

The amount represents deposits received in respect of leasing of satellite transponders.

11.	DEFERRED INCOME

Deferred income represents unrecognized revenue received in respect of transponder leases under which customers have obtained the right to use the transponder capacity for future periods.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts stated in thousands, except share data)

12.	PAYABLES AND ACCRUED CHARGES

	2002	2003
	HK$	HK$
Provision for employee benefits	4,500	4,880
Other accrued expenses	39,548	45,357

	44,048	50,237

13.	CONTINGENCIES AND COMMITMENTS

(a)	Capital commitments:

At December 31, 2002 and 2003, the Group had the following outstanding capital commitments not provided for in the Group’s financial statements, mainly in respect of the procurement and launch of new satellites, APSTAR V and APSTAR VI:

	2002	2003
	HK$	HK$
Contracted for	1,095,129	677,876
Authorized but not contracted for	868,997	417,887

Total commitments	1,964,126	1,095,763

Also, the Group’s share of the capital commitments of jointly controlled entities not included in the above are as follows:

	2002	2003
	HK$	HK$
Contracted but not provided for in the financial statements	69,407	20,896

(b)	Leasing arrangements - operating lease:

(i)	The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2002	2003
	HK$	HK$
Land and buildings:
2003	3,452	—
2004	670	1,229
2005	—	476
2006	—	31

Total	4,122	1,736

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

13. CONTINGENCIES AND COMMITMENTS (continued)

Operating lease rental expenses were HK$3,259, HK$3,597 and HK$3,650 for the years ended December 31, 2001, 2002 and 2003, respectively.

	2002	2003
	HK$	HK$
Satellite transponders:
2003	3,037	—
2004	2,863	5,857
2005	1,702	1,683

Total	7,602	7,540

Operating lease rental expenses were HK$33, HK$1,474 and HK$3,228 for the years ended December 31, 2001, 2002 and 2003, respectively.

(ii)	The Group as lessor

Property rental income was HK$349, HK$448 and HK$452 for the years ended December 31, 2001, 2002 and 2003, respectively. At December 31, 2002 and 2003, certain properties with an aggregate carrying value of HK$6,327 and HK$9,137, respectively, were held for rental purpose. Depreciation charges relating to these properties were HK$149, HK$149 and HK$160 for the years ended December 31, 2001, 2002 and 2003, respectively. At the balance sheet date, the Group had contracted with tenants for the future minimum lease payments under non-cancellable operating leases in respect of properties which fall due as follows:

	2002	2003
	HK$	HK$
2003	291	—
2004	129	236

Total	420	236

Service income was HK$ nil, HK$ nil and HK$293 for the years ended December 31, 2001, 2002 and 2003, respectively. At the balance sheet date, the Group had contracted with customers for the future minimum lease payments under non-cancellable operating lease which fall due as follows:

	2002	2003
	HK$	HK$
2003	—	—
2004	—	1,183
2005	—	618

Total	—	1,801

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

13. CONTINGENCIES AND COMMITMENTS (continued)

At the balance sheet date, the Group contracted with a jointly controlled entity in respect of rented premises and facilities management services under non-cancellable operating leases. The future minimum lease payments are calculated based on the terms of the respective operating lease agreement that have been revised subsequently after December 31, 2002 and are fall due as follows:

	2002	2003
	HK$	HK$
2003	4,330	—
2004	4,110	—
2005	4,110	—
2006	4,110	—
2007	4,110	—
Thereafter	16,794	—

Total	37,564	—

In addition, the Group had contracted with customers in respect of transponder leasing, details of which are set out in note 14.

(c)	(i)	In the years before 1999, overseas withholding tax was not charged in respect of the Group’s transponder lease income derived from the overseas lessees. From 1999, overseas withholding tax has been charged on certain transponder lease income of the Group and full provision for such withholding tax for the years from 1999 onwards has been made in the financial statements. The Directors of the Group are of the opinion that the new tax rules should take effect from 1999 onwards and, accordingly, no provision for the withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant transponder lease income earned in the those years, not provided for in the financial statements amounted to approximately HK$75,864.

	(ii)	The Hong Kong Profits Tax returns of a subsidiary of the Company for the years of assessment 1999/2000 and 2000/2001 are currently under dispute with the Hong Kong Inland Revenue Department (“IRD”). This subsidiary recognized a gain of HK$$389,744 in 1999 in relation to the transfer of substantially all of the satellite transponder capacities of APSTAR IIR for the rest of its useful life. This subsidiary has claimed the gain as a non-taxable capital gain in its 1999/2000 Profits Tax return. The non-taxable claim is under review by the IRD which has proposed to treat the proceeds received as taxable income to this subsidiary with a corresponding entitlement to statutory depreciation allowance in respect of APSTAR IIR.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

13. CONTINGENCIES AND COMMITMENTS (continued)

Having taken into consideration an independent professional advice, the Company believes it has a reasonable likelihood of success in defending its position that the gain derived from the abovementioned transaction should be treated as non-taxable. Accordingly, no provision for additional taxation is required. In the event that the Company is unsuccessful in the capital gains claim, the estimated tax exposure is HK$56,000.

14. TRANSPONDER LEASE AGREEMENTS

Communication satellites with an aggregate net book value of HK$568,508 and HK$225,848 as at December 31, 2002 and 2003, respectively, were held for use, or intended for use, under transponder lease agreements. Depreciation charges were HK$208,458, HK$215,570 and HK$213,562 for the years ended December 31, 2001, 2002 and 2003, respectively. Generally, these transponder lease agreements may be terminated by the customer by giving not less than ninety days notice. Upon termination, the customer is obligated to pay the Group specified liquidated damages based on the contracts.

At balance sheet date, future minimum transponder rental receivable (after adjustment for termination and renegotiation subsequent to the year end) under transponder lease agreements relating to these communication satellites are as follows:

	2002	2003
	HK$	HK$
2003	196,242	—
2004	83,370	127,412
2005	49,516	47,794
2006	11,094	15,575
2007	—	4,443

Total	340,222	195,224

15. COMMON STOCK

		Issued and
	Number	fully paid
	of shares	capital stock
	’000	HK$
Ordinary shares of HK$0.10 each
Balance at January 1, 2002	412,720	41,272
Repurchase of shares	(185)	(18)

Balance at December 31, 2002 and at January 1, 2003	412,535	41,254
New shares issued under the share option scheme	730	73

Balance at December 31, 2003	413,265	41,327

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

15. COMMON STOCK (continued)

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

16. ADDITIONAL PAID-IN CAPITAL/OTHER RESERVES

The additional paid-in capital of the Group arose as a result of the Group reorganization in 1996 and represented the excess of the par value of the shares of the subsidiaries which the Company acquired over the par value of the Company’s shares issued in consideration thereof.

Other reserves represent Enterprise Expansion Fund and General Reserve Fund set aside by a subsidiary in accordance with the relevant laws and regulations of the PRC, which are not available for distribution.

17. RETIREMENT BENEFIT SCHEMES

The Group operates a Mandatory Provident Fund Scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance for all qualified employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. Under the scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$20. Contributions to the scheme vest immediately. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees.

The Group also joins the retirement insurance scheme operated by the local government under the law of the PRC for all employees in the PRC. Under the scheme, both the Group and employees are required to contribute 8% and 5% of the monthly salary, respectively, to the retirement insurance scheme.

The only obligation of the Group with respect to the Mandatory Provident Fund Scheme and the retirement insurance scheme is to make the specific contributions.

The Group’s contributions to retirement benefit schemes during the years ended December 31, 2001, 2002 and 2003 amounted to HK$967, HK$1,266 and HK$1,203, respectively.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

18. INCOME TAXES IN THE STATEMENT OF INCOME

(a)	The income taxes charged to the consolidated statements of income are as follows:

	Years ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
Current tax – Provision for Hong Kong Profits Tax
Tax for the year	6,283	7,744	114,487
Under-provision in respect of prior years	1,388	—	—
Current tax - Overseas
Tax for the year	18,127	23,551	20,247
Under-provision in respect of prior years	—	3,731	—

	25,798	35,026	134,734

Deferred tax - Hong Kong
Origination and reversal of temporary differences	149	1,788	(134,775)
Effect of increase in tax rate on deferred tax balance at January 1,	—	—	11,762

	149	1,788	(123,013)

	25,947	36,814	11,721

Hong Kong Profits Tax Provision for the years ended December 31, 2001 and 2002 were made by applying the tax rate of 16% to the estimated assessable profits earned in Hong Kong.

In March 2003, the Hong Kong government announced an increase in Profits Tax rate applicable to the Group’s operations in Hong Kong from 16% to 17.5%. This increase is taken into account in the preparation of the Group’s 2003 financial statements. Accordingly, the provision for Hong Kong Profits Tax for 2003 is calculated at 17.5% of the estimated assessable profits for the year. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Overseas tax includes the withholding tax paid or payable in respect of Group’s transponder lease income derived from the lessees which are located outside Hong Kong. The provision for the years ended December 31, 2001, 2002 and 2003 were made by applying tax rates prevailing in respective jurisdictions.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

18. INCOME TAXES IN THE STATEMENT OF INCOME (continued)

(b)	Reconciliation between tax expense and accounting (loss)/profit at the applicable tax rates:

	Years ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
Profit/(loss) before tax	103,956	58,861	(213,920)
Notional tax on profit/(loss) before tax, calculated at the rates applicable to profits/(losses) in the countries concerned	16,633	9,353	(37,455)
Overseas withholding tax	18,052	23,516	20,237
Tax effect of non-deductible expenses	4,544	9,592	7,616
Tax effect of non-taxable revenue	(15,481)	(11,992)	(3,099)
Tax effect of unused tax losses not recognized	811	2,614	12,660
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	—	—	11,762
Under-provision in prior years	1,388	3,731	—

Actual tax expenses	25,947	36,814	11,721

19. INCOME TAXES IN THE BALANCE SHEET

(a)	Income taxes payable in the balance sheet represents:

	2002	2003
	HK$	HK$
Provision for Hong Kong Profits Tax for the year	7,744	114,487
Provisional Hong Kong Profits Tax paid	(4,576)	(6,352)
Overseas tax payable	17,992	1,938

	21,160	110,073
Balance of overseas tax provision relating to prior years	59,999	78,059
Balance of Hong Kong Profits tax provision relating to prior years	120	99

	81,279	188,231

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

19. INCOME TAXES IN THE BALANCE SHEET (continued)

(b) The components of deferred tax (assets)/liabilities recognized in the consolidated balance sheet and the movements during the years ended December 31, 2002 and 2003 are as follows:

	Depreciation
	allowances in	Other		Certain
	excess of related	temporary		leasing
	depreciation	differences	Losses	arrangements	Total
Deferred tax arising from:	$’000	$’000	$’000	$’000	$’000
At January 1, 2002	77,499	162	(64,873)	110,887	123,675
Charged/(credited) to consolidated statements of income	(10,862)	(162)	13,758	(946)	1,788

At December 31, 2002	66,637	—	(51,115)	109,941	125,463

At January 1, 2003	66,637	—	(51,115)	109,941	125,463
Charged/(credited) to consolidated statements of income	(29,051)	(281)	16,260	(109,941)	(123,013)

At December 31, 2003	37,586	(281)	(34,855)	—	2,450

In 1994, certain leasing arrangements provided the Group with an initial cash inflow in return for being responsible for the future obligations to make payments of taxation under the leasing arrangements. Any differences between the initial benefit and the eventual tax liability were provided for over the lives to the relevant leases. The arrangement was completed in December 2003.

	2002	2003
	HK$	HK$
Net deferred tax assets recognized in the consolidated balance sheet	—	(9,416)
Net deferred tax liabilities recognized in the consolidated balance sheet	125,463	11,866

	125,463	2,450

(c) Deferred tax assets not recognized:

The Group has not recognized deferred tax assets in respect of tax losses of HK$10,493 and HK$62,594 due to the unpredictability of future profit streams as at December 31, 2002 and 2003, respectively. The tax losses do not expire under current tax legislation.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

20. MATERIAL RELATED PARTY TRANSACTIONS

(a)	During the years ended December 31, 2001, 2002 and 2003, the Group entered into the following transactions with related parties:

			Years ended December 31,
	Note		2001	2002	2003
			HK$	HK$	HK$
Income from leasing of transponders to certain shareholders of the Company	(i	)	20,809	34,551	35,921
Income from leasing of transponders and providing telecommunication services to a holding company and its subsidiaries of a shareholder of the Company	(i	)	19,500	18,594	19,741
Income from leasing of transponders to a jointly controlled entity	(i	)	6,282	8,245	6,160
Management fee income from a jointly controlled entity	(ii	)	1,500	1,500	1,121
Management fee income from an associate	(iii	)	—	189	65
Facilities management services income from a jointly controlled entity	(iv	)	—	8,311	3,386
Interest income from jointly controlled entities	(v	)	2,820	—	—
Interest income from a subsidiary of a shareholder	(vi	)	995	—	—
Rental expenses in connection with the leasing of transponders from a shareholder of the Company	(vii	)	3,510	2,574	—
Technical support services expenses to a shareholder of the Company	(viii	)	4,490	—	75
Management fee expenses to a holding company of a shareholder of the Company	(ix	)	1,802	2,280	2,280
Land and buildings transferred to a jointly controlled entity	(x	)	13,657	—	—
Payments in connection with APSTAR V project to a shareholder of the Company - services fees	(xi	)	1,560	—	—

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts stated in thousands, except share data)

20. MATERIAL RELATED PARTY TRANSACTIONS (continued)

(a)	- continued

		Years ended December 31,
	Note	2001	2002	2003
		HK$	HK$	HK$
Payments of service fee in connection with the satellite project to a fellow
subsidiary of a shareholder of the Company	(xi)	140,166	12,324	87,604
Compensation income from a jointly controlled entity in connection with the early termination of services and facilities lease	(xii)	—	—	13,500
Purchase of certain fixed assets from a jointly controlled entity	(xiii)	—	—	6,800

(b)	At December 31, 2002 and 2003, the Group had the following amounts included in the consolidated balance sheet in respect of amounts owing by and to related parties:

			Deposits,
			prepayments				Rentals received
	Trade		and other		Payables and		in advance and
	receivables		receivables		accrued charges		deferred income
	2002	2003	2002	2003	2002	2003	2002	2003
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Jointly controlled entities	101	—	52,215	70,723	1,590	921	—	—

Certain shareholders of the Company	53	7,496	—	3,120	4,665	3,750	12,638	3,524

Holding company and its subsidiaries of a shareholder of the Company	—	2,518	—	—	31,862	31,910	1,113	2,907

Shareholder of a jointly controlled entity	—	—	4,673	—	—	—	—	—

During the year ended December 31, 2003, a shareholder of the Company advanced RMB3,300, equivalent to US$400, to the Group. In return the Group advanced US$400 to that shareholder. The items of such advance are interest-free and repayable within one year.

(c)	In addition, at December 31, 2002 and 2003, the Group had an outstanding commitment to pay launch service fees to a fellow subsidiary of a shareholder of the Company amounting to HK$317,850 and HK$230,246, respectively.

Notes:

(i)	The terms and conditions of these transponder lease agreements are similar to those contracted with other customers of the Group.

(ii)	Management fee income arose from a reimbursement of cost of service provided to a jointly controlled entity under the agreement.

(iii)	Management fee income from an associate arose from the reimbursement of expenses paid on behalf of an associate.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

20. MATERIAL RELATED PARTY TRANSACTIONS (continued)

Notes – continued

(iv)	The Directors consider that the facilities management service income is charged according to the terms and conditions similar to those offered to other customers.

(v)	The interest income from a jointly controlled entity arose from loans made to the entity.

(vi)	The interest income was calculated at 4.25% per annum on the outstanding principal.

(vii)	The Directors consider that the terms and conditions of these transponders lease agreements were similar to those offered to other customers by the lessor.

(viii)	The Directors consider that the technical support services expenses were charged according to prices and conditions similar to those offered to other customers by the service provider.

(ix)	Management fee expenses arose from a reimbursement of cost of services provided from the holding company of a shareholder of the Company.

(x)	The land and buildings were transferred at the then net book value at the date of transfer.

(xi)	The Directors consider that the service fee is charged according to prices and conditions similar to those offered to other customers by the launch service provider.

(xii)	As a result of the reorganization of a jointly controlled entity, the jointly controlled entity early terminated the services and facilities lease agreement and the Group received a compensation for the early termination of the agreement. The Directors consider that the compensation is charged according to prices and conditions similar to those offered to other customers by the termination.

(xiii)	As a result of the reorganization of a jointly controlled entity, certain fixed assets are purchased from the jointly controlled entity. The Directors consider that the purchase consideration is arrived after arm’s length negotiation with reference to the valuation conducted by an independent valuation company.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

21. SUPPLEMENTAL INFORMATION

(a)	Other operating revenues

Other operating revenues include the following:

	Years ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
Compensation income for early termination of lease agreements in respect of satellite transponders	364	53	550
Compensation income from a jointly controlled entity for early termination of services and facilities lease	—	—	13,500
Reversal of provision on regulatory matters previously recognized in the life lease of transponders of APSTAR IIR (note)	—	47,212	—
Reversal of allowance for doubtful receivables	5,182	130	—

Note : Under the terms of an agreement made with an independent third party dated August 18, 1999 in relation to the leasing of substantially all of the transponder capacities of APSTAR IIR, the directors of the Group agreed to bear the cost of retrofitting the dishes of affected customers of APSTAR IIR as a result of increase in dish size. Provision was therefore made for the best estimate of the potential cash outflow under the agreement based on the estimated cost of retrofitting the dishes. In 2000, as the number of transponders that had been identified as probable cause of the interference decreased, an amount of HK$45,788 related to this provision was reversed and the provision was HK$47,212 at December 31, 2000 and 2001.

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

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts stated in thousands, except share data)

21. SUPPLEMENTAL INFORMATION (continued)

(b)	Borrowing costs

	Years ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
Interest on bank borrowings wholly repayable within five years	5,644	117	6,553
Other borrowing costs	—	2,125	1,162
Less: Amount capitalized into construction in progress*	—	(2,242)	(7,715)

	5,644	—	—

* The borrowing costs have been capitalized at a rate of 1.97% per annum (2002 : 2.15%).

Borrowing costs capitalized during the years ended December 31, 2002 and 2003 arose on bank loans borrowed for the purpose of financing the construction and launching of satellites.

(c)	Staff costs

	Years ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
Staff costs (including directors’ emoluments)
Pension contributions	1,219	1,294	1,370
Less: Forfeited contributions	(252)	(28)	(167)

Net pension contributions	967	1,266	1,203
Salaries, wages and other benefits	38,444	35,900	36,764

	39,411	37,166	37,967
Less: Capitalized into construction in progress	—	(1,108)	(1,326)

	39,411	36,058	36,641

(d)	Profit/(loss) from operations

	Years ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
Profit/(loss) from operations has been arrived at after charging:
Amortization of goodwill (included in administrative expenses)	—	660	—
Bad debt written off	—	107	153
Depreciation	217,021	233,971	236,322
Exchange loss	312	16	—
Loss on disposal of property, plant and equipment	37	30	—
Allowance for doubtful receivables	—	5,207	8,402

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

21. SUPPLEMENTAL INFORMATION (continued)

(e)	Valuation and qualifying accounts

	Years ended December 31,
	2001	2002	2003
Allowance for doubtful receivables	HK$	HK$	HK$
Balance at beginning of the year	25,088	12,305	6,037
Charged to cost and expenses	—	5,337	8,402
Reductions	(5,182)	(130)	—
Written off	(7,601)	(11,475)	—

Balance at end of the year	12,305	6,037	14,439

22. CHANGE IN ACCOUNTING POLICY

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallize in the foreseeable future. Deferred tax assets were not recognized unless their realization was assured beyond reasonable doubt. With effect from January 1, 2003, in order to comply with Statement of Standard Accounting Practice 12 (revised) issued by the Hong Kong Society of Accountants, the Group adopted a new policy for deferred tax as set out in note 3(j). The effect of this change in accounting policy is not material and, therefore, the opening balances have not been restated.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

23. SEGMENTAL REPORTING

The Group only has one business segment, namely the maintenance, operation and leasing of satellite telecommunication systems.

The Group’s geographical segment analysis of revenue and contribution to profit/(loss) from operations by location of customers, is as follows:

	2001		2002		2003
		Contribution		Contribution to		Contribution
		to profit from		profit from		to loss from
	Revenue	operations	Revenue	operations	Revenue	operations
	HK$	HK$	HK$	HK$	HK$	HK$
Hong Kong	40,459	11,694	47,178	10,164	25,082	1,819
Other regions in the PRC	270,009	78,041	254,901	54,914	225,786	16,377
Others	63,690	18,408	49,346	10,630	51,373	3,726

	374,158	108,143	351,425	75,708	302,241	21,922

Other operating income		78,491		72,327		33,051
Impairment loss on property, plant and equipment		—		(5,218)		(129,098)
Corporate expenses		(71,967)		(73,332)		(74,962)

Profit/(loss) from operations		114,667		69,485		(149,087)

The Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple countries but not located at a specific geographical area. Accordingly, no segment analysis of the carrying amount of segment assets by location of assets is presented.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

23. SEGMENTAL REPORTING (continued)

The Group’s analysis of the total carrying amount of segment assets and segment liabilities by location of customers is as follows:

	2002		2003
		Segment		Segment
	Segment assets	liabilities	Segment assets	liabilities
	HK$	HK$	HK$	HK$
Hong Kong	206	17,970	3,548	6,655
Other regions in the PRC	42,077	69,935	75,673	49,117
Others	934	38,347	8,718	35,466

	43,217	126,252	87,939	91,238
Corporate assets/liabilities	3,296,152	737,968	3,217,630	955,386

	3,339,369	864,220	3,305,569	1,046,624

24. SHARE OPTION PLAN

At the annual general meeting on May 22, 2001, the Company adopted a share option scheme (“Scheme 2001”) and granted options to its employees on June 19, 2001. On May 22, 2002, the Company adopted a new share option scheme (“Scheme 2002”) at its 2002 annual general meeting. Thereafter, no future options can be granted under the Scheme 2001. The options granted on June 19, 2001 shall continue to be valid until their expiry.

The total number of shares which may be issued upon exercise of all options to be granted under Scheme 2001 and Scheme 2002 shall not in aggregate exceed 10% of the total number of shares of the Company in issue on the adoption date of the Scheme 2002 (i.e. 412,720,000 shares). As at the date of report, 413,265,000 shares of the Company were in issue.

Under Scheme 2002, the total number of shares to be issued upon exercise of the options granted to each eligible person (including both exercised and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue. The exercise price (subscription price) shall be such price as determined by the Board of Directors in its absolute discretion at the time of the making of the offer but in any case the exercise price shall not be lower than the highest of (i) the closing price of the shares as stated in The Stock Exchange of Hong Kong Limited’s (“the Exchange’s”) daily quotations sheet on the date of the offer of grant, which must be a trading day; (ii) the average closing price of the shares as stated in the Exchange’s daily quotations sheets for the five trading days immediately preceding the date of the offer of grant; and (iii) the nominal value of a share.

During the year, no options were granted under the Scheme 2002.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

24. SHARE OPTION PLAN (continued)

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

(a)	Movements in share options

The particulars of the share options granted under the Scheme 2001 outstanding during the years ended December 31, 2002 and 2003 are as follows:

Number of
share options
At January 1, 2002	13,450,000
Cancelled during the year	(40,000)

At December 31, 2002 and January 1, 2003	13,410,000
Cancelled during the year	(3,010,000)
Exercised	(730,000)

At December 31, 2003	9,670,000

The above granted options have an exercise price of HK$2.765 per share and are exercisable within the period from May 22, 2003 to May 21, 2011. At December 31, 2003, the weighted average remaining contractual life of outstanding options was 7.39 years.

The financial impact of share options granted is not recorded in the consolidated financial statements until such time as the options are exercised, and no charge is recognized in the consolidated statements of income in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
24.	SHARE OPTION PLAN (continued)

(b) Details of share options exercised during the year ended December 31, 2003:

		Market value per
		share at exercise
Exercise period	Exercise price	date	Proceeds received	Number
July 16, 2003 to		Range from HK$2.944
September 8, 2003	HK$2.765	to HK$3.782	HK$2,019	730,000

25.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Group’s financial instruments as at December 31, 2002, approximate fair value with the exception of the fixed rate time deposits and bank loans of HK$317,682. The fixed rate time deposits and bank loans of an equivalent amount bear same interest rate which is higher than the market interest rate and their fair value as at December 31, 2002 are estimated to be HK$349,487 and HK$349,102, respectively. The fixed rate time deposits and bank loans were fully repaid at December 29, 2003.

26.	CONCENTRATION AND OTHER RISKS

Financial instruments that potentially subject the Group significant concentrations of credit risk consist principally of cash investments and trade receivables.

The Group maintains cash and cash equivalents with various financial institutions. These financial institutions are located both in Hong Kong and overseas. The Company policy is designed to limit exposure to any one institution.

Two customers accounted for 29% and 10% each of the total transponder leasing revenues in the year ended December 31, 2001. Two customers accounted for 23% and 13% each of the total transponder leasing revenues in the year ended December 31, 2002. Two customers accounted for 13% and 12% each of the total transponder leasing revenues in the year ended December 31, 2003.

Revenues from the Group’s five largest customers for the years ended December 31, 2001, 2002 and 2003 were HK$207,477, HK$198,920 and HK$119,188 (US$15,281), respectively, which represented 55.5%, 56.6% and

39.4%, respectively, of total revenues. Revenues from the Group’s largest customer are derived from PRC and represented 29.0%, 22.9% and 12.6%, respectively, of total revenues during the year ended December 31, 2001, 2002 and 2003.

Substantially all of the Group’s trade receivables are due from prominent broadcasters and telecommunication services providers. Furthermore, as of December 31, 2002 and 2003, the three largest trade receivables amounted to HK$16,031 and HK$32,878, respectively. The Group performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral because it usually receives trade deposits which represent a quarter of rental payable to the Group. The transponder lease agreements are subject to termination by the Group if lease payments are not made on a timely basis.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

26.	CONCENTRATION AND OTHER RISKS (continued)

Technology in the satellite broadcasting and telecommunication industry is in a rapid and continuing state of change, with technological developments and innovations constantly emerging. Any technological lag in the designs of the existing satellites could result in lower rental fees after the expiration of the initial rental terms for the leased transponders.

The Group’s launch insurance is unlikely to fully reimburse the Group for its expenditures with respect to launching a replacement satellite, with uninsured expenses comprising legal and other professional fees, interest and certain other expenses. The Group’s in-orbit insurance covers only the book value, rather than the replacement cost, of a satellite. Further, the Company’s insurance coverage does not compensate the Group for business interruption and similar losses (including, among other things, loss of market share, loss of revenue and incidental and consequential damages).

24.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP

(a)	Summary of Significant Differences Between HK GAAP and US GAAP

The Group’s accounting policies conform with generally accepted accounting principles in Hong Kong (“HK GAAP”) which differ in certain material respects from those applicable generally accepted accounting principles in the United States of America (“US GAAP”).

The significant differences relate principally to the following items and the adjustments considered necessary to present the net profit/(loss) and shareholders’ equity in accordance with US GAAP are set out below.

(i)	Revenue recognition

Certain of the Group’s transponder lease agreements for transponder capacity contain pre-determined escalations over the terms of the agreements. Prior to 2002, revenue was recognized on an accrual basis under the contract terms under HK GAAP. For US GAAP, revenue is recognized on a straight-line basis over the relevant lease term. Effective from January 1, 2002, revenue is recognized on a straight-line basis over the relevant lease terms under HK GAAP. As such, US GAAP adjustments were made in 2002 to reverse the accumulated difference as at December 31, 2001 between revenue recognized on an accrual basis and on a straight-line basis under HK GAAP, and its corresponding tax effect.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(ii)	Investment properties revaluation and depreciation

Under HK GAAP, investment properties are stated at appraised values and are not depreciated. Changes in the value of investment properties are dealt with as movements in the investment properties revaluation reserve in the shareholders’ equity. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the consolidated statements of income. Under US GAAP, investment properties are stated at cost and depreciated over the lease terms. Accordingly, the investment properties of the Group and its jointly controlled entity, which are stated at open market value under HKGAAP, have been restated at historical cost less accumulated depreciation.

Depreciation has been based on the historical cost of the properties held by the Group and its jointly controlled entity and the useful lives of such properties which range from 44 to 50 years. The gross historical cost of properties held by the Group and a jointly controlled entity subject to depreciation under US GAAP which are not depreciated under HK GAAP at December 31, 2003 amounted to HK$3,821 (2002: HK$3,821) and HK$140,000 (2002: HK$nil), respectively. The adjustments represent the effects of reversal of revaluation and the depreciation charged under US GAAP.

(iii)	Share options

Under HK GAAP, no compensation expense is recognized.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), compensation expense is recognized for options granted to employees over the vesting period of the options concerned to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date, which is generally the grant date unless certain conditions apply. Under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, an entity may alternatively compute compensation expense based on the fair value of the options granted. The Company has adopted APB 25 for purpose of accounting for its fixed plan stock options issued to employees.

When the eligible employees have resigned and their corresponding share options will be cancelled, adjustment is made to reverse any previous years’ recognized compensation expenses of those employees under US GAAP.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(iv)	Goodwill

Under HK GAAP, the Group adopted the acquisition method to account for the purchase of subsidiaries from the holding company. Under the acquisition method, the acquired results are included in the results of operations from the date of their acquisition. For acquisitions before January 1, 2001, goodwill arising on the acquisition, being the excess of the cost over the fair value of the Group’s share of the separable net assets acquired, is eliminated against reserves immediately on acquisition. For acquisitions on or after January 1, 2001, goodwill arising on the acquisition is amortized to the consolidated statements of income on a straight-line basis over its estimated useful life.

Under US GAAP effective January 1, 2002, SFAS No. 142, “Goodwill and Other Intangible Assets”, requires that goodwill and other indefinite life assets acquired in a business combination no longer be amortized, instead, these assets must be tested for impairment at least annually. The excess fair value of net assets acquired over the purchase price (negative goodwill) shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of theacquired assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other postretirement benefit plans, and any other current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess shall be recognized as an extraordinary gain. The extraordinary gain shall be recognized in the period in which the business combination is completed unless the acquisition involves contingent consideration that, if paid or issued, would be recognized as an additional element of cost of the acquired entity.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(b)	Net income/(loss)

The effect on net income/(loss) of significant differences between HK GAAP and US GAAP is as follows:

	Years ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
Net income/(loss) as reported under HK GAAP	78,009	24,435	(224,718)
Adjustments:
Recognition of revenue	(1,476)	(3,697)	—
Investment properties	(66)	(13)	(888)
Tax effect of reconciling items	236	591	—
Compensation expense of share options granted	(4,074)	(7,553)	344

Approximate net income/(loss) as reported under US GAAP	72,629	13,763	(225,262)

Weighted average shares, outstanding
- basic	412,773,000	412,675,000	412,892,000

- diluted	413,890,000	412,675,000	412,892,000

Earnings/(loss) per share under US GAAP
- basic	18 cents	3 cents	(55 cents)

- diluted	18 cents	3 cents	(55 cents)

Options to purchase 13,410,000 shares and 9,670,000 shares of common stock at HK$2.765 per share were outstanding during the year 2002 and 2003, respectively, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares for the period. The options, which expire on May 21, 2011, were still outstanding at the end of year 2003.

Under US GAAP effective from January 1, 2002, goodwill is no longer amortized but is subject to annual impairment review. Hence, amortization of goodwill of approximately HK$660 which has been provided under HK GAAP during 2002 was reversed under US GAAP. However, as a result of the Group’s impairment assessment, a provision was recorded to reduce goodwill to its estimated fair value for both HK GAAP and US GAAP. The impairment provision recorded under US GAAP was HK$660 higher than that recorded under HK GAAP. No goodwill was recorded under HK GAAP or US GAAP for the years ended December 31, 2002 and 2003.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(c)	Shareholders’ equity

The effect on shareholders’ equity of significant differences between HK GAAP and US GAAP is as follows:

	December 31,
	2002	2003
	HK$	HK$
Shareholders’ equity as reported under HK GAAP	2,468,311	2,253,030
Adjustments:
Accumulated depreciation on investment properties	368	(520)
Revaluation reserve	—	(7,700)

Shareholders’ equity as reported under US GAAP	2,468,679	2,244,810

The changes in shareholders’ equity in accordance with US GAAP is as follows:

	Capital	Additional	Other	Retained
	stock	paid-in capital	reserves	earnings
	HK$	HK$	HK$	HK$
Balance at January 1, 2002	41,272	1,798,883	64	627,905
Repurchase of shares	(18)	(289)	—	—
Translation differences not recognized in the consolidated statements of income	—	—	182	—
Dividends paid	—	—	—	(20,636)
Compensation expense of share options granted	—	7,553	—	—
Transfer to other reserves	—	—	30	(30)
Net income for the year	—	—	—	13,763

Balance at December 31, 2002	41,254	1,806,147	276	621,002
New shares issued under the share option scheme	73	1,946	—	—
Translation differences not recognized in the consolidated statements of income	—	—	(282)	—
Compensation expense of share options granted	—	(344)	—	—
Transfer to other reserves	—	—	8	(8)
Net loss for the year	—	—	—	(225,262)

Balance at December 31, 2003	41,327	1,807,749	2	395,732

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(d)	Comprehensive income under US GAAP

For the year ended December 31, 2001, comprehensive income equalled net income.

The comprehensive income for the year ended December 31, 2002 was HK$13,945, comprised of net income of HK$13,763 and translation gain of HK$182.

The comprehensive loss for the year ended December 31, 2003 was HK$225,544, comprised of net loss of HK$225,262 and translation loss of HK$282.

(e)	Consolidated statements of income and consolidated balance sheets under US GAAP

The compensations received from cancellation of transponder lease agreements and from early termination of services and facilities lease are classified as revenues under US GAAP. In addition, the reversals of the allowance for doubtful receivables and provision for regulatory matters, and the impairment loss on goodwill and property, plant and equipment are presented as part of costs and expenses under US GAAP.

Under US GAAP, the interest expense on the loan borrowed by the Partnership and the matching interest income on the deposit by a fellow subsidiary are not offset.

The consolidated statements of income under US GAAP is as follows:

	Years ended December 31,
	2001	2002	2003	2003
	HK$	HK$	HK$	US$
Total revenues	373,046	347,781	316,291	40,552
Total costs and expenses	(342,122)	(314,621)	(484,036)	(62,056)

Income/(loss) from operations	30,924	33,160	(167,745)	(21,504)
Other income/(expenses)
Interest expense	(56,155)	(43,685)	(35,771)	(4,586)
Interest income	120,732	65,874	42,882	5,498
Others-net	7,906	2,873	11,878	1,522
Share of losses of jointly controlled entities	(5,067)	(10,624)	(65,708)	(8,424)

Income/(loss) before income taxes and minority interests	98,340	47,598	(214,464)	(27,494)
Provision for income taxes	(25,711)	(36,223)	(11,721)	(1,503)
Minority interests	—	2,388	923	118

Net income/(loss)	72,629	13,763	(225,262)	(28,879)

Under US GAAP, the Company’s consolidated total assets were HK$3,339,737 and HK$3,297,349 at December 31, 2002 and 2003, respectively, and consolidated total liabilities were HK$864,220 and HK$1,046,624 at December 31, 2002 and 2003, respectively.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(f)	Consolidated statements of cash flow

A reconciliation of the major captions in the consolidated statements of cash flow under HK GAAP and US GAAP is as follows:

	Years ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
Net cash from/(used in) operating activities:
Amount under HK GAAP	281,406	162,763	91,292
US GAAP adjustment - interest received	87,262	20,254	9,279
- interest paid	—	—	(3,681)

Amount under US GAAP	368,668	183,017	96,890

Net cash used in investing activities:
Amount under HK GAAP	(126,494)	(1,037,192)	(589,259)
US GAAP adjustment - interest received	(87,262)	(20,254)	(9,279)

Amount under US GAAP	(213,756)	(1,057,446)	(598,538)

Net cash (used in)/from financing activities:
Amount under HK GAAP	(239,832)	80,871	218,856
US GAAP adjustment - interest paid	—	—	3,681

Amount under US GAAP	(239,832)	80,871	222,537

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(g)	Income taxes

A reconciliation of the expected income taxes with the actual income taxes expense under US GAAP is as follows:

	Year ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
Profit/(loss) before tax	98,340	47,598	(214,464)

Notional tax on profit/(loss) before tax, calculated at the rates applicable to profits/(losses) in the countries concerned	15,734	7,551	(37,550)
Overseas withholding tax	18,052	23,516	20,237
Tax effect of non-deductible expenses	5,207	10,803	7,618
Tax effect of non-taxable revenue	(15,481)	(11,992)	(3,159)
Tax effect of unused tax losses not recognized	811	2,614	12,813
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	—	—	11,762
Under-provision in prior years	1,388	3,731	—

Actual tax expenses	25,711	36,223	11,721

All but an insignificant amount of loss was generated from Hong Kong sources.

Income/expense not taxable/deductible includes losses incurred by several subsidiaries which do not produce any taxable income and as such, the losses are not deductible against future profits.

As at December 31, 2003, the Group had net operating loss carryforwards of approximately HK$262 million that it can carryforward indefinitely. The income taxes expense under US GAAP is presented below:

	Years ended December 31,
	2001	2002	2003
	HK$	HK$	HK$
Current	25,798	35,026	134,734
Deferred	(87)	1,197	(123,013)

	25,711	36,223	11,721

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(g)	Income taxes (continued)

The principal components of the deferred tax liabilities/(assets) under US GAAP are as follows:

	December 31,
	2002	2003
	HK$	HK$
Deferred tax assets:
Tax losses	(52,794)	(45,809)
Other temporary differences	—	(281)

Total deferred tax assets	(52,794)	(46,090)
Valuation allowance	1,679	10,954

Net deferred tax assets	(51,115)	(35,136)

Deferred tax liabilities
Certain leasing arrangements	109,941	—
Accelerated depreciation	66,637	37,586

Total deferred tax liabilities	176,578	37,586

Net deferred tax liabilities	125,463	2,450

At January 1, 2001, the valuation allowance was HK$1,077. During 2001, the valuation allowance increased by HK$451. In 2002, the valuation allowance increased by HK$151. In 2003, the valuation allowance increased by HK$9,275.

(h)	Pro forma information of net income/(loss) and earnings/(loss) per share under SFAS No. 123 and 148

Pro forma information regarding net income/(loss) and earnings/(loss) per share is required by SFAS No. 123 and 148, and has been determined as if the Group had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of share option at date of grant is HK$2.82 per option which is estimated using the Black-Scholes option pricing model with the following assumptions:

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

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(h)	Pro forma information of net income/(loss) and earnings/(loss) per share under SFAS No. 123 and 148 (continued)

If the Company had accounted for its share option plan by recording compensation expense based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net income/(loss) as reported under US GAAP and earnings/(loss) per share for the years ended December 31, 2002 and 2003 would have been adjusted to the pro forma amounts as follows:

		2002	2003
		HK$	HK$
Net income/(loss)	As reported	13,763	(225,262)
Add: Stock-based employee compensation expense included in reported net income/(loss)		7,553	(344)
Deduct: Total stock-based employee compensation expense determined under fair value based method		(19,631)	892

Net income/(loss)	Pro forma	1,685	(224,714)

Basic earnings/(loss) per share	As reported	3 cents	(55) cents
	Pro forma	1 cent	(54) cents
Diluted earnings/(loss) per share	As reported	3 cents	(55) cents
	Pro forma	1 cent	(54) cents

(i)	Acquisition of a subsidiary

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

Goodwill is recorded when the consideration paid for the acquisition of additional 20% interest in CTIA exceeds the fair value of identifiable net tangible assets. Details of goodwill are set out in note 8.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(i)	Acquisition of a subsidiary (continued)

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

	2001	2002
	HK$	HK$
Total revenues	373,046	347,781
Net income	71,994	13,089
Basic earnings per share	17 cents	3 cents
Diluted earnings per share	17 cents	3 cents

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

(j)	Summarized information on APT Telecom, a material jointly controlled entity

Under US GAAP, APT Telecom’s net losses were HK$6,819, HK$18,261 and HK$119,469 for the years ended December 31, 2001, 2002 and 2003, respectively, total assets were HK$174,738 and HK$157,636 as at December 31, 2002 and 2003, respectively, and total liabilities were HK$113,761 and HK$150,636 as at December 31, 2002 and 2003, respectively.

During 2003, the directors of APT Telecom conducted a review of the company’s fixed assets and determined that property, plant and equipment, and other assets were impaired due to the recoverable amount of these assets is estimated to be less than their carrying amount. Accordingly, impairment loss of HK$89,018 has been recognized and charged to the statements of income for the year ended December 31, 2003. APT Telecom did not have any impairment in 2002.

APT SATELLITE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(k)	New pronouncements

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“VIEs”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will adopt FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company does not believe the adoption of such interpretation will have a material impact on its results of operations or financial position.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. The Statement applies for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company does not believe the adoption of such statement will have a material impact on its results of operations or financial position.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit
1.1**	The amended Memorandum of Association and Bye-Laws of APT Satellite Holdings Ltd. which were adopted at the Company’s annual general meeting on May 20, 2004.

4.1	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.2	Launch Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Launch Contractor, a subsidiary of China Aerospace Science & Technology Corporation, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.3	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated December 11, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on December 18, 2001).

4.4	Term Sheet executed by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, Contractor and Loral Orion, Inc., both of which are independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated September 20, 2002 (incorporated by reference to the Company’s 6-K filed with the Commission on September 30, 2002).

4.5	Transponder Lease Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Lessee, a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, dated April 11, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on April 16, 2003).

4.6	Change of Auditors of the Company KPMG with effect from July 15, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on July 17, 2003).

4.7	Satellite Procurement Amendment Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Contractor, a party independent of the Director, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates, dated August 26, 2003. The Satellite Transponder Agreement and Satellite Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the lessor, a party independent of the Director, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates, dated August 26, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 2, 2003).

4.8	Various on-going transactions in their ordinary course of business had entered into between the Group of the Company and APT Telecom, a non-wholly owned subsidiary of the Company, and the contracting party, a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, as announced August 28, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 2, 2003).

4.9	Master Agreement by and between APT Satellite Telecommunications Limited, a non-wholly owned subsidiary of the Company, Skywork Corporation, a wholly owned subsidiary of the

Exhibit No.	Description of Exhibit
Company, APT Telecom Services Limited, a wholly owned subsidiary of the Company, and a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, dated September 10, 2003 whereby the business of APT Satellite Telecommunications Limited was being reorganized (incorporated by reference to the Company’s 6-K filed with the Commission on September 15, 2003).

4.10	The Agreement and the Amended Launch Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Contractor of APSTAR V, dated November 16, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 17, 2003).

8.1	List of subsidiaries and the jurisdictions under which each does business (contained in Note 1 to the Consolidated Financial Statements in Item 18 herein).

8.2**	Financial statements of APT Satellite Telecommunications Limited.

12.1**	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3**	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.4**	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1**	Code of Ethical Business Conduct for Directors and Senior Officers.

14.2**	Significant Differences in Corporate Governance Practices.

** Filed herewith.

SIGNATURES

     Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing an Annual Report on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

APT SATELLITE HOLDINGS LIMITED

/s/ Chen Zhaobin

Chen Zhaobin
Executive Director and President

Date: June 28, 2004

EXHIBIT LIST

Exhibit
Number	Name of Exhibit
1.1**	The amended Memorandum of Association and Bye-laws of APT Satellite Holdings Ltd., which were adopted at the Company’s annual general meeting on May 20, 2004.

4.1	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.2	Launch Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Launch Contractor, a subsidiary of China Aerospace Science & Technology Corporation, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.3	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated December 11, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on December 18, 2001).

4.4	Term Sheet executed by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, Contractor and Loral Orion, Inc., both of which are independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated September 20, 2002 (incorporated by reference to the Company’s 6-K filed with the Commission on September 30, 2002).

4.5	Transponder Lease Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Lessee, a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, dated April 11, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on April 16, 2003).

4.6	Auditors of the Company was changed to Messrs. KPMG with effect from July 15, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on July 17, 2003).

4.7	Satellite Procurement Amendment Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Contractor, a party independent of the Director, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates, dated August 26, 2003. The Satellite Transponder Agreement and Satellite Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the lessor, a party independent of the Director, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates, dated August 26, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 2, 2003).

Exhibit
Number	Name of Exhibit
4.8	Various on-going transactions in their ordinary course of business had entered into between the Group of the Company and APT Telecom, a non-wholly owned subsidiary of the Company, and the contracting party, a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, as announced August 28, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 2, 2003).

4.9	Master Agreement by and between APT Satellite Telecommunications Limited, a non-wholly owned subsidiary of the Company, Skywork Corporation, a wholly owned subsidiary of the Company, APT Telecom Services Limited, a wholly owned subsidiary of the Company, and a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, dated September 10, 2003 whereby the business of APT Satellite Telecommunications Limited was being reorganized (incorporated by reference to the Company’s 6-K filed with the Commission on September 15, 2003).

4.10	The Agreement and the Amended Launch Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Contractor of APSTAR V, dated November 16, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 17, 2003).

8.1	List of subsidiaries and the jurisdictions under which each does business (contained in Note 1 to the Consolidated Financial Statements in Item 18 herein).

8.2**	Financial statements of APT Satellite Telecommunications Limited.

12.1**	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3**	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.4**	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1**	Code of Ethical Business Conduct for Directors and Senior Officers.

14.2**	Significant Differences in Corporate Governance Practices.

Notes:

**       Filed herewith.