Form 20-F
period 2004-12-31
APT SATELLITE HOLDINGS LTD
filed 2005-06-29
CIK 1027229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934, or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934.

Commission file number 001-14564

APT SATELLITE HOLDINGS LIMITED

(Exact Name of the Registrant Specified in its Charter)

Bermuda

(Jurisdiction of Incorporation or Organization)

22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title	Name of Each Exchange on Which Quoted

Ordinary Shares	The Stock Exchange of Hong Kong Limited
American Depositary Shares	New York Stock Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

413,265,000 Ordinary Shares as of December 31, 2004.

Indicate by check mark whether the Company: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☑	NO ☐

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☐	Item 18 ☑

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

		Page
	Limitations	76

Item 12.	Description of Securities Other Than Equity Securities	76

Item 13.	Defaults, Dividend Arrearages, and Delinquencies	76

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	76

Item 15.	Controls and Procedures	76

Item 16A.	Audit Committee Financial Expert	77

Item 16B.	Code of Ethics	77

Item 16C.	Principal Accountant Fees and Services	77

Item 16D.	Exemption from the Listing Standards for Audit Committees	78

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	77

Item 17.	Financial Statements	78

Item 18.	Financial Statements	78

Item 19.	Exhibits	78
EX-8.2 FINANCIAL STATEMENT OF APT SATELLITE TELECOMMUNICATIONS LIMITED
EX-12.1 CERTIFICATION OF CEO
EX-12.2 CERTIFICATION OF CFO
EX-14.1 AMENDED CHARTER OF THE AUDIT COMMITTEE
EX-14.2 CHARTER OF THE NOMINATION COMMITTEE
EX-14.3 CHARTER OF THE REMUNERATION COMMITTEE
EX-99.1 CERTIFICATION OF CEO
EX-99.2 CERTIFICATION OF CFO
EX-99.3 SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

GLOSSARY OF CERTAIN TERMS

     In this Form 20-F, unless the context otherwise requires, the following expressions have the following meanings:

ADS	An American Depositary Share representing ownership of eight shares of the Company’s Ordinary Shares, evidenced by American Depositary Receipts.

analog	A method of storing, processing or transmitting information through a continuously varied (rather than pulsed) signal.

APCN2	Asia Pacific Cable Network 2, a submarine cable project under a consortium of telecommunication companies. The project provides additional telecom capacity for designated Asian cities by the end of 2001.

APSTAR System	The Company’s current and future satellites, including APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V, APSTAR VI (formerly APSTAR VB), and any other satellites to be launched by the Company in the future.

APT/APT HK	APT Satellite Company Limited, a company incorporated in the HKSAR and a wholly-owned indirect subsidiary of the Company.

APT BVI	APT Satellite Investment Company Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company.

APT Group	The Company and its subsidiaries and affiliates.

APT International	APT Satellite International Company Limited, a company incorporated in the British Virgin Islands with limited liability and a shareholder of the Company.

APT Telecom	APT Satellite Telecommunications Limited, a jointly controlled entity of the Company which is incorporated in the HKSAR and had been engaging in the provision of telecommunication services.

APT Telecom Lease	The agreement for lease dated March 12, 2001 made between APT Telecom and Science and Technology Parks Corporation in respect of the Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extension Thereto, Hong Kong.

APT’s Leases	The Lease Agreement as supplemented and modified by the Cancelled Agreement for Lease, the Deed of Cancellation, the Second Supplemental Agreement, the Fifth Modification of Lease and the Fifth Modification Proposal.

bandwidth	A range of frequencies occupied by a modulated carrier or the range of frequencies which can be transmitted through a communications system. Bandwidth is one measure of the information carrying capacity of a transponder. The wider the bandwidth, the more information can be transmitted.

Basic Law	The Basic Law of the Hong Kong Special Administrative Region (HKSAR) of the People’s Republic of China, effective as of July 1, 1997, is the constitutional document for the HKSAR.

beam	The directed electromagnetic rays emanating from a spacecraft or ground station. With respect to satellites, it typically refers to aggregates of these rays such as a China (coverage) beam or global (coverage) beam.

Cancelled Agreement for Lease	The agreement for lease dated June 19, 2000 made between APT and the Science and Technology Parks Corporation in respect of the original Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto.

C2C	C2C Pte. Ltd., a cable network provider under a consortium of telecommunication companies led by Singapore Telecommunications Ltd.

CCTV	China Central Television, a PRC state-owned enterprise under the supervision and control of the SARFT.

CITV	China International Television Corporation, a PRC state-owned enterprise under the supervision and control of the SARFT.

CLTC	China Satellite Launch and Tracking Control General, a PRC state-owned enterprise subject to the supervision and control of the Defense Commission.

C-band	In satellite communications (FSS) used to refer to downlink frequencies between 3.4 GHz and 4.2 GHz and uplink frequencies between 5.85 GHz and 7.075 GHz. It is often referred to as 4/6 GHz.

cellular	Domestic public cellular radio telecommunications service. Cellular systems are based on multiple base stations, or ‘‘cells,’’ that permit efficient frequency reuse and on software that permits the system to band mobile calls from cell to cell as subscribers move through the cellular service area.

China Aerospace	China Aerospace Science & Technology Corporation (formerly China Aerospace Corporation or the PRC Ministry of Aerospace Industry), a PRC state-owned enterprise engaged in the research, design, testing and manufacturing of launch vehicles and satellites.

ChinaSat	China Telecommunications Broadcast Satellite Corporation, a PRC state-owned enterprise under the supervision of the MII and which is the satellite operation arm of the MII.

DBS	Direct broadcast satellite, a satellite capable of transmitting direct-to-home television programming.

dBW	Decibel relative to one watt, a measure of a satellite’s power (e.g., 50 dBW is 10 times more powerful than 40 dBW).

Deed of Cancellation	The deed of cancellation and surrender dated March 12, 2001 in respect of cancellation of the Cancelled Agreement for Lease made between APT and Science and Technology Parks Corporation.

digital	Referring to a method of storing, processing, or transmitting information through a pulsed (rather than continuously varied) signal.

downlink	The receiving portion of a satellite circuit extending from the satellite to the earth.

Director(s)	Director(s) of the Company, including all executive director(s), all non-executive director(s) and independent non-executive directors.

earth station	The antennae, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.

EIRP	Equivalent isotropic radiated power, the product of the power supplied to the antenna and the antenna gain in a given direction relative to an isotropic antenna (absolute or isotropic gain).

Eligible Employee(s)	Employee(s) (whether full time or part time employee(s), including any executive director but not any non-executive director) of the Company or its subsidiaries.

Eligible Grantee(s)	Persons who are eligible to accept the offer of the grant of an Option in accordance with the Scheme 2001 or Scheme 2002, as the context requires.

Fifth Modification of Lease	The fifth modification of agreement for lease dated May 31, 2002 made between APT and Science and Technology Parks Corporation in respect of modification of user of the lease contained in the Lease Agreement.

Fifth Modification Proposal	The fifth modification proposal dated May 31, 2002 made between APT and Science and Technology Parks Corporation in respect of modification of user in the proposal form in relation to the Lease Agreement.

footprint	The geographic area covered by a satellite’s downlink or uplink beams, the outer edge of which is generally defined as that area where the quality of communication degrades below an acceptable commercial level due to the spacecraft antenna pattern, power of the signal or curvature of the earth.

frequency	Number of repetitions in a given time. Typically it refers to the rate of variation per second of the carrier wave or modulating signal. Communications satellite RF signals are typically in the GHz frequency range. See C-band and Ku-band.

FTNS	Fixed telecommunications network services, presently known as Fixed Carrier Licence.

GEO	Geostationary orbit.

geostationary orbit	A geosynchronous orbit in which the orbital inclination and eccentricity of a satellite are zero such that the satellite appears to hover over a fixed position on the earth’s equator.

Global Offering	The Company’s initial world-wide public offering of Ordinary Shares and American Depositary Shares, each representing eight shares of the Company’s Ordinary Shares dated December 13, 1996.

HDTV	High definition television.

HKSAR	Hong Kong Special Administrative Region of the PRC.

ISDN	Integrated services data network.

ITU or International Telecommunication Union	The International Telecommunication Union, the telecommunications agency of the United Nations, established to provide standardized communications procedures and practices, including frequency allocation and radio regulations, on a world-wide basis.

Joint Declaration	The Joint Declaration of the Government of the United Kingdom and the Government of the PRC on the Question of Hong Kong with Annexes signed on 19 December 1984.

Ku-band	In satellite communications (FSS), it is used to refer to downlink frequencies between 10.7 GHz and 12.75 GHz and uplink frequencies between 13.75 GHz and 14.8 GHz. Often it is referred to as 11/14 or 12/14 GHz.

Lease Agreements	The agreement for lease dated February 26, 1993, made between APT and the Science and Technology Parks Corporation in respect of Subsection 1 of Section E of Tai Po Town Lot No. 13 and Extension Thereto, Hong Kong on which APT’s satellite control center is developed.

LEO	Low-earth orbit of up to 1,500 miles above the earth.

Master Registry	The Master International Frequency Register of the ITU, which lists frequency assignments of orbital slots upon notification.

MEO	Mid-earth orbit of up to 18,000 miles above the earth.

megahertz (MHz)	A measure of frequency, 1 million cycles per second.

microwave	Radio frequency carrier waves with wavelengths of less than one meter- frequencies above 300 MHz.

MII	Ministry of Information Industry of the PRC.

mobile satellite services	Services transmitted via satellites to provide mobile telephone, paging, messaging, facsimile, data, and position location services directly to users.

OFTA	The Office of the Telecommunications Authority of Hong Kong or, where the context requires, the Telecommunications Authority of Hong Kong.

v

operational life	The time for which a satellite is capable of operating in its allotted position. The expected end of a satellite’s in-orbit operational life is mainly based on the period during which the satellite’s on-board fuel permits proper station-keeping maneuvers for the satellite.

Option(s)	Options granted to the Eligible Grantees under the Scheme 2001 or to the Participants under the Scheme 2002, as the context requires.

paging	A service designed to deliver a message to a person whose location is unknown; messages may be received via an alphanumeric or character display or small speaker.

Participant(s)	Any person belonging to any of the following classes of persons: (a) any Eligible Employee; and (b) any non-executive directors (including independent non-executive directors) of the Company or any of its Subsidiaries, in accordance with the Scheme 2002

PRC	The People’s Republic of China, other than HKSAR

PSTN	Public switched telephone networks which comprise the network infrastructure necessary for providing basic telephone services.

radio frequency	A frequency that is higher than the audio frequencies but below the infrared frequencies, usually above 20 KHz.

Radio Regulations	Radio Regulations of the ITU.

Radio Regulatory Department	Radio Regulatory Department of the MII.

Radiocommunication Bureau	Radiocommunication Bureau of the ITU.

SARFT	China State Administration of Radio Film and Television, a government office responsible for the management of the provision of Radio, Film and Television in the PRC.

Satellite Control Center	The earth station of the APT Group for the TT&C of APSTAR Systems and the provision of broadcasting transmission and telecommunication services. It is located in Tai Po, New Territories, Hong Kong.

Science and Technology Parks Corporation	Hong Kong Science and Technology Parks Corporation (formerly known as Hong Kong Industrial Science and Technology Parks Corporation), the lessor of certain Lease Agreements with the Company.

scrambled programming Second Supplemental Agreement	Programming signals which require a decoder for purposes of viewing.

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

Item 3. Key Information

Selected Consolidated Financial Information

     The following table presents selected consolidated financial information for APT Satellite Holdings Limited (the “Company” or “APT Holdings”) as of and for the five fiscal years ended December 31, 2004. The financial statement information as of and for each of the years in the five-year period ended December 31, 2004 has been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s Audited Consolidated Financial Statements (the “Audited Consolidated Financial Statements”) and with “Item 5. Operating and Financial Review and Prospects.” The Audited Consolidated Financial Statements are prepared in accordance with Hong Kong GAAP, which differs in certain significant respects from US GAAP. For a discussion of the nature and effect of such differences between Hong Kong GAAP and US GAAP, see Item 18 and Note 22 of the “Notes to the Audited Consolidated Financial Statements” of the Company, which contain descriptions of the significant differences between Hong Kong GAAP and US GAAP, a reconciliation of net income/(loss) from Hong Kong GAAP to US GAAP for the years ended December 31, 2002, 2003 and 2004, and reconciliation of shareholders’ equity from Hong Kong GAAP to US GAAP as of December 31, 2003 and 2004. In addition, Note 22 to the Audited Consolidated Financial Statements of the Company contains additional disclosures required under US GAAP, which are not disclosed elsewhere in the Audited Consolidated Financial Statements of the Company.

Statement of Operations Data:	2000	2001	2002	2003	2004	2004
(in millions, except per share data)	HK$	HK$	HK$	HK$	HK$	US$
Hong Kong GAAP:
Total revenues	341.5	374.2	351.4	302.2	277.3	35.5
Total costs and expenses	(327.1)	(337.9)	(345.6)	(355.2)	(323.4)	(41.5)
Other operating revenues	179.7	78.4	72.3	33.0	9.3	1.2
(Deficit)/surplus arising on revaluation of investment property	—	—	—	—	—	—
Impairment loss recognized in respect of property, plant and equipment	—	—	(5.2)	(129.1)	(1.8)	(0.2)
Impairment loss recognized in respect of goodwill arising on acquisition of an interest in a subsidiary	—	—	(3.4)	—	—	—
Profit/(loss) from operations	194.1	114.7	69.5	(149.1)	(38.6)	(5.0)
Borrowing costs	(15.3)	(5.6)	—	—	(4.1)	(0.5)
Share of losses of jointly controlled entities	(1.3)	(5.1)	(10.6)	(64.8)	(0.5)	—
Income/(loss) before income taxes and minority interests	177.5	104.0	58.9	(213.9)	(43.2)	(5.5)
Provision for income taxes	(34.5)	(26.0)	(36.8)	(11.7)	(16.6)	(2.1)
Minority interests	—	—	2.3	0.9	2.0	0.2
Net income/(loss)	143.0	78.0	24.4	(224.7)	(57.8)	(7.4)
Basic earnings/(loss) per share (cents)(1)	34.3	18.9	5.9	(54.4)	(14.0)	(1.8)
Basic earnings/(loss) per ADS (cents)(1)	274.1	151.2	47.4	(435.4)	(111.8)	(14.3)
Diluted earnings/(loss) per share (cents)(1)	—	18.9	5.9	(54.4)	(14.0)	(1.8)
Diluted earnings/(loss) per ADS (cents)(1)	—	150.8	47.4	(435.4)	(111.8)	(14.3)
Weighted average number of shares outstanding(1) – Basic	417	413	413	413	413	413
Weighted average number of shares outstanding(1) – Diluted	—	414	413	413	413	413

Dividend per share (cents)	20.0	5.0	—	—	—	—

US GAAP:
Total revenues	338.3	373.0	347.8	316.3	277.3	35.5
Total costs and expenses	(281.3)	(342.1)	(314.6)	(484.0)	(323.6)	(41.5)
Income/(loss) from operations	57.0	30.9	33.2	(167.7)	(46.3)	(5.9)
Share of losses of jointly controlled entities	(1.3)	(5.1)	(10.6)	(65.7)	(2.3)	(0.3)
Income/(loss) before income taxes and minority interests	173.9	98.3	47.6	(214.5)	(43.3)	(5.6)
Net income/(loss)	139.9	72.6	13.8	(225.3)	(58.6)	(7.5)
Basic earnings/(loss) per share (cents)(1)	33.5	17.6	3.3	(54.6)	(14.2)	(1.8)
Basic earnings/(loss) per ADS (cents)(1)	268.2	140.8	26.7	(436.5)	(113.4)	(14.5)
Diluted earnings/(loss) per share (cents)(1)	—	17.6	3.3	(54.6)	(14.2)	(1.8)
Diluted earnings/(loss) per ADS (cents)(1)	—	140.4	26.7	(436.5)	(113.4)	(14.5)
Weighted average number of shares outstanding(1) – Basic	417	413	413	413	413	413
Weighted average number of shares outstanding(1) – Diluted	—	414	413	413	413	413

Balance Sheet Data:
(in millions)
Hong Kong GAAP:
Working capital	1,582.4	1,451.4	739.5	482.8	533.7	68.4
Property, plant and equipment, net	1,101.9	1,150.0	2,018.9	2,445.4	2,696.3	345.7
Total assets	3,421.1	3,280.7	3,339.4	3,305.6	3,627.0	465.0
Long-term liabilities (less current portion)	643.2	542.9	377.7	769.6	1,195.6	153.3
Total liabilities	972.4	816.1	864.2	1,046.6	1,430.0	183.3
Minority interests	—	—	6.8	5.9	3.9	0.5
Capital stock-common stock	41.3	41.3	41.3	41.3	41.3	5.3
Total shareholders’ equity	2,448.7	2,464.6	2,468.4	2,253.1	2,193.1	281.2

US GAAP:
Working capital	1,586.7	1,454.5	739.5	482.8	533.7	68.4
Total assets	3,426.7	3,284.8	3,339.7	3,297.3	3,620.9	464.2
Total liabilities	973.2	816.7	864.2	1,046.6	1,430.0	183.3
Minority interests	—	—	6.8	5.9	4.6	0.6

Total shareholders’ equity	2,453.5	2,468.1	2,468.7	2,244.8	2,186.3	280.3

(1)	Per share and per ADS data is derived from the weighted average number of shares outstanding during the applicable period. No diluted earnings per share have been presented for the fiscal year ended December 31, 2000 as there were no potentially dilutive securities outstanding. Diluted earnings per share was the same as the basic earnings per share as there were no dilutive potential ordinary share in existence for the four fiscal years ended December 31, 2004.

     The Hong Kong Dollar is freely convertible into other currencies (including the US Dollar). Since October 17, 1983, the Hong Kong Dollar has been linked to the US Dollar at the rate of approximately HK$7.80 to US$1.00. The central element in the arrangements which give effect to the link is an agreement between the government of Hong Kong and the three Hong Kong banknote-issuing banks, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China (Hong Kong) Limited. Under this agreement, the Government of the Hong Kong SAR Exchange Fund issues certificates of its indebtedness to the banknote-issuing banks against payment in US Dollars at the fixed exchange rate of HK$7.80 to US$1.00. The banknote-issuing banks hold the certificates of indebtedness to cover the issuances of banknotes. When the banknotes are withdrawn from circulation, the banknote-issuing banks surrender the certificates of indebtedness to the Government of the Hong Kong SAR Exchange Fund and are paid the equivalent US Dollars at the fixed rate.

     The consolidated financial statements of the APT Group are expressed in Hong Kong dollars (“HK$”). The translations of amounts from Hong Kong dollars into United States dollars for convenience of the reader in this annual report have been made at the rate on December 31, 2002, 2003 and 2004 of HK$7.80 = US$1.00. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2002, 2003 and 2004, or any other certain date.

     The market exchange rate of the Hong Kong Dollar against the US Dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. Exchange rates between the Hong Kong Dollar and other currencies are influenced by the rate between the US Dollar and the Hong Kong Dollar.

     The exchange rates of the Hong Kong Dollar to the United States Dollar as of and during the years ended December 31, 2000, 2001, 2002, 2003 and 2004 were as follows:

	2000	2001	2002	2003	2004
Average (1)	7.7933	7.7994	7.7997	7.7875	7.7891
High	7.8045	7.8001	7.8000	7.8001	7.8010
Low	7.7773	7.7969	7.7936	7.7085	7.7632
End of Period	7.7998	7.7978	7.7981	7.7640	7.7723

(1)	The rate of exchange means the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during the period.

     The exchange rates of the Hong Kong Dollar to the United States Dollar for each month during the previous six months were as follows:

	December 2004	January 2005	February 2005	March 2005	April 2005	May 2005
High	7.7821	7.7994	7.7999	7.7998	7.7995	7.7995
Low	7.7698	7.7775	7.7984	7.7987	7.7946	7.7767

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

     Risk of Launch Failure or Delay

     There are significant risks involved in launching satellites. While the Company maintains launch and initial in-orbit insurance to cover the substantial replacement value of the satellites and has limited protection in the form of liquidated damages or penalties payable to the Company due to a delay by either the satellite manufacturer and its affiliates or the launch service provider, it is unlikely that such insurance, liquidated damages or penalties would be adequate to compensate the Company for its entire loss in the event of any launch failure or significant delay. Although APSTAR V and APSTAR VI were successfully launched to their respective designated orbital slots, there can be no assurance that future insurers will not require exclusions from coverage of certain potential events or additional premiums based upon the developments in the satellite industry for the launch insurance of future satellites of APT Group. A launch failure or serious delay in launching any future satellite could adversely affect APT’s transponder utilization agreements for the relevant customers, and the Company’s results of operations and financial condition would be adversely affected by the loss of customers.

     Risk of Satellite Defects or Failure

     Satellite defects as well as possible damage from electrostatic storms or collisions with space debris or other external causes may result in a partial or total loss of a satellite’s communication capacity.

     APSTAR IA is an HS-376 satellite model, APSTAR IIR and APSTAR V are FS-1300 models, and APSTAR VI is a SB-4100 C1 model. Although these models were chosen based on a number of factors, including risk management, there can be no assurance that the Company’s satellites will perform as designed and as manufactured. Significant defects in or damage to any of the Company’s satellites would adversely affect the Company’s results of operations and financial condition.

     Limited Life of Satellites

     All satellites have limited operational lives. A number of factors affect the operational lives of satellites, including construction quality, component durability, fuel usage, the launch vehicle used and the skill with which the satellite is monitored and operated. There can be no assurance as to the actual operational life of APSTAR IA, APSTAR IIR, APSTAR V or APSTAR VI. The Company’s results of operations and financial condition would be adversely affected if the operational life of satellites in the APSTAR System or any other satellites it may operate are significantly shorter than expected.

     TT & C Systems and Earth Station

     All APSTAR System, except APSTAR V, are controlled with respective TT&C systems, which are operated by the technical staff of the Company. All TT&C systems are installed in the Satellite Control Center of the Company. The reliability and performance of the Satellite Control Center has been good and compatible to that of the industry. However, there can be no assurance that there is absence of technical problem, event, accidence or disaster, due to whatever reasons, in respect of the operation of the TT&C systems and the Satellite Control Center. The Company’s results would be adversely affected in the event of the occurrence of any such technical problem, event, accidence or disaster.

     Risk of Interruption or harmful interference of APSTAR V

     APSTAR V is operated by Loral Skynet through the satellite antenna facility of the Company. Loral Skynet is an experienced satellite operator especially in the operation of the satellites based on FS1300 platform like APSTAR V. However, there can be no assurance that the operation of APSTAR V is free from any interruption or harmful interference due to whatever reasons such as mal-operation of earth station by Loral Skynet. The Company’s operating results could be adversely affected by the occurrence of such defect or problem.

     Future Satellites

     Pursuant to an agreement, which was entered into between APT and China Great Wall Industry Corporation (“CGWIC”) on November 10, 2004 as a part of the contingency plan in case of launch failure of APSTAR VI, APT was granted a right to require CGWIC to provide for the design, construction, delivery and launch of APSTAR VIB to a designated orbit. The right remains outstanding and be exercised at APT’s option until September 30, 2005.

     The Company may incur additional costs due to cost overruns, delays, disasters or other unanticipated expenditures with respect to future satellites of the Company. Accordingly, no assurance can be given as to the ultimate cost of these satellites or whether these new satellites will be constructed and placed into service according to the Company’s current timetable, or at all.

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

Regulatory Risks

     Regulatory Regime for Satellite Operations

     The business prospects of the Company (including the launch and the timing of the launch of new satellites) could be adversely affected by laws, policies or regulations that modify the present regulatory regime in HKSAR or elsewhere applicable to APT Group or the launch, operation and commercial usage of its satellites.

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

     On November 1, 2003 and April 4, 2005, OFTA granted the Space Station Carrier Licence for the TT&C operations of APSTAR V and APSTAR VI, respectively, to APT. In addition, on April 4, 2005 OFTA also granted to APT the Outer Space Licence in relation to the launch and operation of APSTAR VI. The Company currently has licenses for the operation of APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V and APSTAR VI. Owing to the fact that APSTAR V is under the leasehold arrangement and is operated by Loral Skynet instead of the Company, there is no need for the Company to obtain the Outer Space Licence for APSTAR V. However, there can be no assurance that existing laws and regulations affecting the Company will remain applicable in the future, or whether any such applicable laws and regulations are likely to be amended.

     Priority for Orbital Slots

     Satellites are entitled to protection from radio frequency interference by other satellites and earth stations only upon the registration of the location, frequency and use of such satellites with the Radiocommunication Bureau. Registration requires the successful completion of a coordination process with other existing and potential users of locations and frequencies who have commented on the application for registration. The coordination process is carried out in part at the government-to-government level, which is beyond the control of the Company. The coordination process has become increasingly complex and time-consuming in the Asia Pacific region because a large number of operators have registered new systems operating at high power levels with very broad coverage. The coordination process may result in modifications of proposed coverage areas or satellite design to eliminate or minimize interference with other potential users.

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

     APT, through the PRC government, has requested the Radio Regulatory Department of the PRC via OFTA of Hong Kong to file and coordinate applications by APT for orbital slots with the Radiocommunication Bureau and for resolving interference concerns. The Radio Regulatory Department has notified the Radiocommunication Bureau the proposed use of several orbital slots, namely 76.5 degrees East, 89.5 degrees East, 92.2 degrees East, 96 degrees East, 102.8 degrees East, 131 degrees East, 131.8 degrees East, 134 degrees East, 138 degrees East and 140 degrees East. APT also filed for the orbital slot at 142 degrees East but such filing has also been, for administration purposes, transferred to ChinaSat in 2004 after liaising with OFTA. Pursuant to such transfer, APSTAR I can be positioned at 142 degrees East under the existing licenses from OFTA. Under ITU regulations, no assurance can be given as to whether substantial modifications to satellite coverage or services may be required with respect to 142 degrees East, and no assurance can be given whether the coordination process with the ITU, with respect to the orbital slot at 76.5 degrees East, where APSTAR IIR is currently positioned, or any other orbital slot to be used by the Company’s satellites will be completed or whether the Company will have any priority for any such orbital slot.

     Possible Disputes Relating to Orbital Slots

     APSTAR V replaced APSTAR I on June 29, 2004. APSTAR V is utilizing certain designated C-band, extended C-band frequencies and Ku-band frequencies in the orbital slot at 138 degrees East and APSTAR IA is utilizing certain designated C-band and extended C-band frequencies in the orbital slot at 134 degrees East. The right to use these frequencies at such orbital slots has been licensed to the Company by the Kingdom of Tonga (“Tonga”), which, through its agent namely Friendly Islands Satellite Communications Limited (“TongaSat”), has responsibility for the ITU coordination process with respect to such orbital slots and the frequencies covered by the Company’s license.

     APT and TongaSat entered into a license agreement on July 8, 2003, under which APT can utilize certain designated C-band, extended C-band and Ku-band frequencies in the orbital slot at 138 degrees East for APSTAR V. APT and TongaSat also entered into an operator agreement on December 19, 2003 for the utilization of certain Ku-band frequencies in the same orbital slot for APSTAR V, such operator agreement was approved by the corresponding administrations of both HKSAR and Tonga on March 15, 2004.

     APT and TongaSat also entered into a license agreement on April 15, 2005, under which APT can utilize certain designated C-band, extended C-band and Ku-band frequencies in the orbital slot at 134 degrees East for APSTAR VI.

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

     Export Restrictions

     The United States government has imposed certain restrictions on technology transfers to certain countries including the PRC. Export licenses for the deliveries of TT&C systems and satellites are required to be obtained by the manufacturers of other satellites that the Company may launch in the future in connection with launches in any country subject to restrictions on technology transfers.

     Under the APT-Loral Term Sheet dated September 23, 2002 and the agreements signed between Loral Orion and APT HK in December 2003, Loral Orion agreed to participate in the development of APSTAR V by investing up to 50% of the capital necessary for the APSTAR V project on a pro rata basis in order to obtain rights to 27 transponders at a value of approximately US$115.0 million. In March 2003, the parties agreed to lower the number of transponders to be purchased by Loral Orion to 25, but Loral Orion’s capital commitment remains unchanged.

     Because of the failure of Space Systems/Loral Inc., a subsidiary of Loral Space & Communications (“SS/Loral”), to obtain the export license for the transfer of the title of APSTAR V in time for launching, APT entered into a Satellite Procurement Amendment Agreement, a Satellite Transponder Agreement and a Satellite Agreement (collectively the “Definitive Agreements”) with SS/Loral and Loral Orion Inc. (“Loral Orion”) on August 26, 2003 for the purpose of minimizing any further delay in the launch of the satellite. Under the Definitive Agreements, the title of APSTAR V was transferred to Loral Orion upon intentional ignition of APSTAR V and simultaneously therewith APT was granted an irrevocable lease of forty-one and one-half (41 and 1/2) transponders for the lease term commencing upon transfer of title from SS/Loral to Loral Orion until the end of operational life of APSTAR V. Under the Satellite Agreement, APT will release the leasehold interest of twelve and one-half (12 and 1/2) transponders to Loral Orion in stages over a five years period from the in-service date of APSTAR V subject to payment of installments by Loral Orion to APT. This will result in APT having 29 transponders. Under the leasehold arrangement, Loral Orion has committed to continue pursuing the necessary export license for title transfer of APSTAR V. The Definitive Agreements were approved by the United States Bankruptcy Court on October 28, 2003. The Company believes that entering into the Definitive Agreements will allow for the timely replacement of APSTAR I so that satellite transponder services of the APT Group can be enhanced. The Definitive Agreements will not adversely impact the business and future plans of the APT Group because the leasehold interests under the Definitive Agreements will allow APT to carry on its business in a normal commercial practice of leasing its transponders capacities to any third parties.

     Owing to the failure by SS/Loral in achieving Congressional Notification in October 2003 in time for the State Department of the United States to approve the launch of APSTAR V, the original launch window for APSTAR V under the Launch Agreement was missed. The delay in obtaining the export license led to the further postponement in the launch of APSTAR V from November 2003 to April 2004. As a result, APT HK entered into a Settlement Agreement and the Amended Launch Agreement with Loral Orion, SS/Loral and Sea Launch Limited Partnership (“Sea Launch”) on November 16, 2003. The Settlement Agreement made certain amendments to the Satellite

Procurement Amendment Agreement, the Satellite Transponder Agreement, the Satellite Agreement and the Launch Agreement, which mainly include (i) a postponement in the launch date of APSTAR V to April 28, 2004 (due to the partial failure of deployment of north solar array of Estrela do Sul, in January 2004, the launch date of APSTAR V was further delayed to June 26, 2004); and (ii) for Loral Orion to take an additional 4.5 transponders immediately upon the completion of in-orbit testing (“IOT”) making a total of 17 transponders to be taken up upon the completion of IOT of APSTAR V. In return, Loral Orion assumed the payment of US$20.4 million that would otherwise to be paid by APT HK for the construction, launch and insurance of APSTAR V. The total number of 25 transponders of APSTAR V to be taken up by Loral Orion will remain unchanged. The Settlement Agreement and the Amended Launch Agreement were approved by the United States Bankruptcy Court on December 4, 2003 and the export license of APSTAR V was issued by the government of the United States on November 25, 2003 for APSTAR V to be launched by Sea Launch. APSTAR V was launched by Sea Launch on June 29, 2004 (Hong Kong time).

     Owing to the absence of export license for the delivery of the TT&C system of APSTAR V, the satellite is currently controlled by Loral Skynet through the Satellite Control Centre of the APT Group until the export license for the delivery of the TT&C system of APSTAR V is obtained by Loral Skynet.

     Loral Orion has committed to continue pursuing the necessary export license for title transfer of APSTAR V. However, there can be no assurance that the relevant vendor of any satellite of the Company will be able to obtain all the necessary licenses or that such other licenses will not be revoked by the relevant government or that the relevant government will not impose additional restrictions or trade sanctions against the PRC or other countries that would significantly delay the planned launch of the satellite in question or other satellites that the Company or any of its subsidiary or associated company may launch in the future.

     Business Risks

     Insurance

     The Company has in-orbit insurance coverage in respect of APSTAR IA, APSTAR IIR and APSTAR V until December 31, 2005, October 18, 2005 and June 29, 2005, respectively. The in-orbit insurance coverage for APSTAR I was operative until December 31, 2003 and could not have been extended to cover its remaining design life because it was less than one-year. The Company has taken the launch insurance plus initial in-orbit insurance (12 months after launch) for APSTAR VI until April 11, 2006. The Company is negotiating the renewal of in-orbit insurance of APSTAR V.

     The Company had also maintained third-party liability insurance for APSTAR I, IA and IIR as required by the Outer Space Ordinance License until June 30, 2002. Having gone through discussions with OFTA in respect of obtaining a waiver that would exempt the Company from compiling the requirement of maintaining third-party liability insurance for in-orbit satellites such as APSTAR I, APSTAR IA and APSTAR IIR in accordance with the Outer Space Ordinance. On April 30, 2004 OFTA granted the Company such a waiver whereby the requirement of third party liability insurance in respect of APSTAR I, IA and IIR, respectively, for in-orbit operation is waived. There can be no assurance that the Company will not be subject to claims for third-party liability in respect of satellites under APSTAR System. CGWIC, the launch service provider of APSTAR VI, has secured third-party liability insurance for the launch with a one year period after launch, which covers, among others, the Company, the governments of Hong Kong and PRC as additional insured. As the title of APSTAR V has transferred to Loral Skynet upon launch, there is no need for the Company to obtain an Outer Space Ordinance Licence for APSTAR V and the Company is not required to secure third-party liability insurance for APSTAR V. No assurance can be given with respect to the change of policy of OFTA.

     After the World Trade Center event happened on September 11, 2001, the insurance industry imposed unfavorable terms on satellite insurance with respect to both the launch insurance and in-orbit insurance. Such impositions include a higher premium rate and additional exclusion clauses. The Company’s in-orbit insurance must be renewed annually.

     There can be no assurance that the Company will be able to obtain future insurance on terms satisfactory to the Company, or at all. The failure to secure adequate insurance coverage may result in the Company not being in compliance with its Outer Space Ordinance License, and could adversely affect the Company’s financial condition if an event were to occur for which the Company was not adequately insured.

     The Company’s launch insurance is unlikely to fully reimburse the Company for its expenditures with respect to launching a replacement satellite, with uninsured expenses comprising legal and other professional fees, interest and certain other expenses. It is the Company’s policy to secure in-orbit insurances to cover only the book value, rather than the replacement cost, of a satellite, however, the Company may take into account the obligations under the bank loan conditions and the general industrial practice on a case by case basis. There is no assurance that the Company will take in-orbit insurance to fully cover the book value of the satellite. Further, the Company’s insurance coverage does not compensate the Company for business interruption and similar losses (including, among other things, loss of market share, loss of revenue and incidental and consequential damages). In addition, the Company’s insurance policies include customary exclusions including, among other things, exclusions from losses resulting from (i) war or similar hostile actions, (ii) anti-satellite, nuclear or laser or directed energy devices, (iii) insurrection and similar acts or governmental action to prevent such acts, (iv) governmental confiscation, (v) nuclear reaction or radiation contamination, (vi) electromagnetic or radio frequency interference, except for damage directly caused by such interference, or (vii) willful or intentional acts of the Company or its contractors except for the acts of the range safety officer acting within the limit of his authority.

     Competitive Nature of the Industry

     The international satellite communications industry is highly competitive. The Company faces competition from numerous international, regional and domestic satellite companies and from other communications companies which offer competing services using satellites or land-based facilities in the Asia Pacific region. Many of these competitors have substantially greater financial resources than the Company. The Company expects that new satellites will be launched covering all or part of the Asia Pacific region in the future. Assuming announced plans for such launches are successfully implemented on, there would be an increase of transponder capacity serving the region and the increased supply of international telecommunications facilities, including those of the Company, would likely exceed the demand for such services. Such overcapacity could have a negative impact on the Company’s results of operations and financial condition. Technological developments, such as the use of digital video compression technology, and the proliferation of fiber optic cables in the form of land cables and submarine cables at comparatively lower cost for point-to-point telecommunication services may also result in reduced demand for transponder capacity as such advancements become commercially viable.

     The laws of certain countries require domestic television broadcasters and domestic satellite telecommunications operators providing services in their home countries generally to use state-owned or locally-owned satellites to the extent capacity is available. These legal requirements may prevent the Company and other satellite companies from competing in the provision of transponder capacity to these potential customers. There can be no assurance that other countries in the Asia Pacific or Middle East regions, including those countries within the footprints of APSTAR System satellites and in which the Company’s customers currently provide programming or telecommunications services, will not impose similar requirements to use state-owned or locally-owned satellites in the future on domestic broadcasters or operators. The imposition of such requirements could adversely affect the Company’s results of operations and financial condition.

     Additional Financing Requirements

     On December 16, 2002, APT entered into a secured term loan facility (as amended by a Deed of Amendment and Restatement dated October 27, 2004 and Second Deed of Amendment and Restatement dated May 18, 2005, the “Loan Facility”), which is secured by the assignment of the construction, launching, and related equipment contracts relating to APSTAR V and APSTAR VI and their related insurance claim proceeds, assignment of all present and fixed charges over certain bank accounts which will hold receipts of transponder utilization income and termination payments under construction, launching and related equipment contracts.

     As of December 31, 2003 and 2004, the aggregate outstanding borrowing amount under the Loan Facility was US$90 million and US$125.1 million, respectively.

     The Loan Facility contains financial covenants, including maintenance of collateral coverage ratio, minimum net worth and minimum EBITDA. The Loan Facility also contains customary limitations, including those on dividends, investments, capital expenditures, changes of controlling shareholders, creating liens and transactions with affiliates. No assurance can be given that APT will be able to meet any financial and operating covenant. It limits the Company’s ability to raise additional funds when required and could significantly restrict the Company’s business expansion.

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

     Restrictions on Real Property Use

     APT Telecom entered into the APT Telecom Lease on March 12, 2001 for the lease of a piece of land, until June 27, 2047, known as The Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extension Thereto of approximately 6,903.29 square meters (equivalent to approximately 74,309 square feet) (“Site 3A”) adjacent to the Satellite Control Center for the development of an integrated teleport (the “Teleport”) for telecommunication services. Pursuant to the APT Telecom Lease, APT Telecom has completed the construction of the Teleport and obtained the occupation permit for the property on June 24, 2003. APT Telecom is also required under the APT Telecom Lease to make new/additional capital expenditures of not less than HK$200 million (the “Investment Commitment”) within 30 months from September 6, 2001 (the date of possession). Such performance has been pledged by a bank guarantee in form of Science Park. On August 2, 2004, Hong Kong Science & Technology Parks Corporation has approved for reduction of the Investment Commitment from HK$200 million to HK$86 million and release of the bank guarantee. As at December 31, 2004, APT Telecom therefore has no further capital commitment in respect of the property in which the Company has to share.

     APT entered into the Second Supplemental Agreement on March 12, 2001 for the lease of property known as Subsection 3 of Section E of Tai Po Town Lot No. 13 and Extensions Thereto of approximately 2,016 square meters (equivalent to approximately 21,701 square feet) (Site 3B) adjacent to the Satellite Control Center, which was then merged with the lands leased under the Lease Agreement, the occupied land (Site 1) for the TT&C facility and the adjacent land (Site 2), where Phase II of the Satellite Control Center is located, in order to manage the additional needs for the operation and control of APSTAR V and APSTAR VI, as well as the provision of broadcasting and telecommunication services. APT committed to completing the construction and commencing operations on the new site within 24 and 30 months, respectively, of March 12, 2001. The Second Supplemental Agreement required APT to make additional capital expenditures of not less than HK$100 million with respect to the development of this property and APT had completed the commitment at the end of December 2003. APT completed the construction of the Satellite Control Center Phase II and obtained the occupation permit with respect to the property on February 2, 2002.

     APT entered into the Fifth Modification of Lease and Fifth Modification Proposal in May 2002 pursuant to which APT is allowed to extend its services to broadcasting transmission services and telecommunication services, including Internet data centers, teleport services and other telecommunication facilities and services.

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

     Both APT and APT Telecom are subject to the terms and conditions of their respective Agreement for Lease and the Proposal Form, in which APT and APT Telecom have committed the capital investments in respect of the use of the premises.

     After the grant of lease, if the premium or the rents have been in arrear for 21 days or if there shall be any breach of any of the covenants by APT or APT Telecom (the “Lessees”), the Science Park may serve upon the

Lessees notice requiring the Lessees to remedy the breach within such reasonable time. If the Lessees fail to remedy the breach to the satisfaction of the Science Park, it may re-enter and repossess the premises but without prejudice to the rights, remedies and claims of the Science Park for the recovery of any premium, rent and other monies due to it from the Lessees or in respect of any breach, non-observance or non-performance of the terms, conditions and covenants of the Leases on the part of the Lessees.

     Dependence on Key Customers

     Revenues from the Company’s five largest customers for the years ended December 31, 2002, 2003, and 2004 were HK$198.9 million, HK$119.2 million and HK$111.9 million (US$14.3 million), respectively, which represented 56.6%, 39.4% and 40.4%, respectively, of total revenues. Revenues from the Company’s largest customer represented 22.9%, 12.6% and 12.7%, respectively, of total revenues during such periods. The Company’s results of operations could be materially and adversely affected by the loss of one or more of its key customers. There can be no assurance that the key customers will renew the existing satellite capacity utilization agreements on similar commercial terms, including price levels and for similar capacity. In addition, to the extent the credit quality of key customers deteriorates or these customers seek bankruptcy protection, we may not be able to collect our receivables from these customers, which may adversely affect our operating results.

     Interference

     Adjacent satellites may use the same band of frequencies as the Company’s satellites and the transmission made by other satellites or other legal or illegal source of transmission which may interfere with the transmissions of the Company’s satellites. Such interference could lead to the loss of revenues if customers migrate to competitors who operate satellites without such interference. Further, there can be no assurance that the Company can avoid the material interference with other satellites. If this occurs, the Company may be in violation of the Outer Space Ordinance Licence, and the affected parties may submit a complaint in the ITU.

Political and Economic Risks

     Substantially all of the Company’s revenues are derived from its operations conducted in the Asia Pacific region, including the PRC and Hong Kong. As a result, the Company’s results of operations and financial condition may be influenced by the political situation in the PRC, Hong Kong and elsewhere in the Asia Pacific region and by the general state of the various Asian economies. For the years ended December 31, 2002, 2003, and 2004, approximately 72.5%, 74.7% and 70.4%, respectively, of the Company’s revenues were derived from customers based in other regions in the PRC. In addition, due to the geographic coverage of the Company’s satellites, the most significant market for the Company’s customers (whether or not such customers are based in the PRC) has been, and is expected to continue to be, the PRC.

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

     The PRC government has mandated that international satellite channels must distribute their channels in the PRC using a unified satellite platform different from the APSTAR System. The implications of this requirement are not yet certain, but since over 70% of APT’s revenue is derived from the PRC, there may be an adverse impact on APT’s business.

     Most of the payments under the Company’s transponder utilization agreements are required to be made in US Dollars. The PRC currently has extensive foreign exchange controls. The ability of the Company’s PRC customers to convert Renminbi (the currency of the PRC) into foreign currency and to purchase foreign currency is subject to various PRC laws and regulations. There can be no assurance that in the future the PRC’s foreign exchange controls will not adversely affect the ability of the Company’s PRC customers to make payments to the Company in US Dollars.

The outbreak of infectious diseases

     In the first half of 2003, there was the outbreak of a highly infectious deadly flu-like disease known as Severe Acute Respiratory Syndrome (“SARS”) in the Asia Pacific region, including the PRC. The SARS outbreak severely affected the economic environment of most of Asia. No vaccine has yet been successfully developed, and therefore another outbreak of SARS could adversely affect the economies of the region.

     In addition to SARS, there were incidences of bird flu reported in the Asia Pacific region, including Vietnam, Thailand and the PRC. Effective treatments for such bird flus have not yet been successfully proved, and therefore further outbreaks of bird flu or other similar disease could adversely affect the economies of the region.

Item 4. Information on the Company

History and Development of the Company

     APT Satellite Holdings Limited (the “Company” or “APT Holdings”) is a Bermuda company incorporated on October 17, 1996 with its principal place of business originally at Rooms 3111-3112, 31st Floor, One Pacific Place, 88 Queensway, Hong Kong (Telephone: 852 2526-2281) and subsequently removed to 22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong on December 8, 2003 (Telephone: 852 2600-2100). The Company’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda. APT is a Hong Kong company and a wholly-owned indirect subsidiary of the Company. References herein to the Company include APT Holdings and its subsidiaries, except where the context otherwise requires.

Business Overview

     The Company, through its subsidiary, APT, is a leading provider of high quality satellite services throughout the PRC and elsewhere in the Asia Pacific region. APSTAR System broadcasts satellite TV channels of many prominent international broadcasters, and PRC, Taiwan and Hong Kong broadcasters including CCTV, CETV-1, CBSAT, D-Sky and CableTV. The Company’s strategy is to serve as a preferred operator for these and other international and PRC, Taiwan, and Hong Kong broadcasters. The Company also provides transponder service to telecommunications operators, among others, Singapore Telecommunications Limited (“SingTel”), BtN Access, China Telecom Corp. and China United Telecommunications Corp. (“China Unicom”) and China Netcom.

     The Company comprises two main business segments, namely provision of satellite transponder capacity and, for the last three years, provision of satellite-based telecommunications services. A summary of the Company’s business segment is disclosed as follows (in HK$ millions):

Business segments:	2002	2003	2004
Revenue from external customers:

Provision of satellite transponder capacity	324.0	274.7	226.9
Provision of satellite-based telecommunications services	11.3	16.4	38.7
Service income	16.1	11.1	11.7

Total	351.4	302.2	277.3

     Provision of satellite transponder capacity

     The Company’s income from provision of satellite transponder capacity is derived from its operating satellites.

     APT’s first satellite, APSTAR I, was launched in July 1994 and commenced commercial service on September 15, 1994. APSTAR I was replaced by APSTAR V on August 13, 2004 at 138 degrees East. APSTAR I currently has sufficient fuel to operate in an inclined mode for at least 3 years. APT has entered into a utilization agreement with a customer to utilize APSTAR I at 142 degree East through the end of its useful life. APSTAR I was drifted from 138 degree East to 142 degree East.

     APT’s second satellite, APSTAR IA, was launched in July 1996 and commenced commercial service on September 1, 1996. APSTAR IA is located at 134 degree East. APSTAR IA was replaced by APSTAR VI on June 7, 2005.

     The Company launched a third satellite, APSTAR IIR, in October 1997, and it commenced commercial service on January 1, 1998 for the provision of high quality and high power transponder capacity in the Asia Pacific region. APSTAR IIR is located at 76.5 degree East.

     On June 29, 2004 and April 12, 2005, the Company launched its fourth and fifth satellites, APSTAR V and APSTAR VI, respectively, as replacement satellites of APSTAR I and APSTAR IA, respectively. APSTAR V commenced its commercial service on August 13, 2004 while APSTAR VI commenced its commercial operation on June 7, 2005.

     As at December 31, 2004, the utilization rates of APSTAR IA, APSTAR IIR and APSTAR V were 59.5%, 100% and 50.3%, respectively (in 2003, the utilization rates of APSTAR I, APSTAR IA and APSTAR IIR were, 53.9%, 60.7% and 100%, respectively).

     In order to take advantage of the demand in the PRC and elsewhere in the Asia Pacific region for varied television programming with superior picture and sound quality, the Company launched high power satellites, APSTAR V and APSTAR VI, in June 2004 and April 2005, respectively. APSTAR V is intended to satisfy demand in both Asia and Australia for transponder capacity. The Company has focused its marketing efforts on developing a customer base of international and PRC broadcasters and telecommunications providers. The Company has established close relationships with its existing customers and believes that it is well-positioned to continue to provide capacity on future satellites to its existing customers as well as to expand its customer base to include other prominent broadcasting and telecommunications customers.

     Satellite-based Telecommunications and Broadcasting Services

     In order to fully tap the business potential arising from the telecommunications field in the Asia Pacific region, including the PRC, APT Telecom Services Limited provides telecommunication services with its FCL (formerly known as external satellite-based fixed telecommunication network services), which was issued by the OFTA. Services under the FCL include VSAT, wholesale voice and Internet POP gateway services.

     On September 10, 2003, APT Satellite Telecommunications Limited (“APTT”), a jointly controlled entity owned by the Company, entered into a master agreement with, APT Telecom Services Limited a wholly-owned subsidiary of the Company (“APTTS”), Skywork and SingaSat, whereby the business of APTT was reorganized through the transfer of APTT’s FCL business together with the FCL to APTTS and the transfer of APTT’s cable interests related to FCL, including the transfer of the APCN and C2C interests to SingTel. The former transfer was done pursuant to a transfer of business agreement between APTT and APTTS at consideration of HK$6,800,000 together with compensation of HK$13,500,000 payable by APTT in 5 equal annual installments commencing on February 1, 2005 to APTTS’s holding company, APT Satellite Company Limited, and the surrender by APTT of the remaining term of a services and facilities lease agreement in respect of a premises in Tai Po Industrial Estate. The latter transfer was done pursuant to a cable interests transfer agreement between APTT and SingaSat, which interests were subsequently assigned it to SingaSat’s holding company, SingTel, at considerations of HK$2,986,000 and HK$2,574,000 in respect of the APCN interest and C2C interest, respectively. This reorganization was completed on October 10, 2003. The Company believes that the reorganization will allow the APT Group to concentrate on the satellite-related telecom services business, which is in line with the APT Group’s core business in providing satellite transponder services.

     APT Satellite TV Development Limited (“APT TV”) established a satellite TV broadcasting platform based on the Satellite Television Uplink and Downlink License first granted by the Government of HKSAR in 1999 and was further broadened in March and June 2005 to include APSTAR V and APSTAR VI. To accommodate the future demand for satellite TV program services, enhance the encoding capability of APT TV and further develop the Company’s satellite broadcasting business, APT increased investments in uplinks and downlinks and TV-program transmission and broadcasting facilities during the first half of 2002. At December 31, 2004, APT TV’s DVB MPEG-2 encoding capability was up to 28 channels.

     In April 2002, APT TV and Eurosport, Societe Anonyme (“Eurosport”) established an associate venture in which APT TV owned 35% interest in the associate. Through this associate, APT TV and Eurosport provide the Chinese market with satellite TV broadcasting services, and commenced operation of the first sports news channel in the PRC in July 2002. In December 2002, the associate venture signed an agreement with China International TV Corporation and obtained a permit for limited broadcasting in PRC. Owing to the change in business strategy of the associate such that the APSTAR System could not be used by the associate in establishing its business, APT TV transferred a 33% interest in the venture and the amount due from the associate to Eurosport at a consideration of HK$634 thousand (US$81 thousand). Although APT TV transferred a 33% interest in that associate’s total share capital to Eurosport in December 2003, the Company will continue to pursue the establishment of the satellite TV platform as an overall strategy.

     In April 2002, APT Group acquired an additional 20% interest in CTIA VSAT Network Limited (“CTIA”), in which it previously had a 40% ownership interest. CTIA indirectly owns 21% of a PRC company that provides data broadcasting services for the PRC market, Beijing Zhong Guang Xin Da Data Broadcast Technology Co, Ltd. (“Beijing Zhong Guang Xin Da”). After the acquisition, the Company indirectly holds a 12.6% effective interest in Beijing Zhong Guang Xin Da. The Company’s acquisition of an additional ownership interest in CTIA is in line with its strategic development plan of shifting towards end-users in the value-chain of the broadcasting businesses.

     The revenue generated from provision of satellite-based telecommunications services were approximately HK$11.3 million, HK$16.4 million and HK$38.7 million (US$5.0 million) for the years ended December 31, 2002, 2003 and 2004, respectively, which represented 3.2%, 5.4% and 14.0%, respectively, of total revenues for such years.

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

     Satellite systems generally operate in three main orbits - low-earth orbit (“LEO”), mid-earth orbit (“MEO”) and geostationary orbit (“GEO”). LEO systems operate in orbits at distances of between a few hundred miles up to 1,000 miles from earth, whereas MEO systems operate from 1,000 up to 20,000 miles from earth, although they will typically be in the range of 6,000 to 15,000 miles high. Satellites in these systems are not geostationary, that is, they do not constantly overlook the same area on earth. The inability to cover the same area on earth continuously makes these systems impractical for broadcasting and traditional telecommunications usage. In general, LEO and MEO systems comprise of a series of satellites that are used commercially primarily for mobile satellite services. By contrast, GEO satellites are located in orbit approximately 22,300 miles above earth and can blanket large geographic areas with signal coverage.

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

     Digital video compression technology may also in the future facilitate the introduction of HDTV. Digital video compression technology is expected to permit HDTV signals with superior picture quality to use an amount of bandwidth comparable to that used by a current analog channel with a far inferior image since analog form typically consumes large amounts of bandwidth.

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

Customers and Services

     The Company provides satellite transponder capacity primarily to the broadcasting and telecommunications markets. For the years ended December 31, 2002, 2003 and 2004, the Company’s revenues were derived from the following customer bases:

	Years Ended December 31,
	2002	2003	2004
Broadcasting	49.0%	49.5%	51.2%
Telecommunications	46.4%	46.8%	44.6%
Other service	4.6%	3.7%	4.2%

     Revenues from the Company’s five largest customers for the years ended December 31, 2002, 2003 and 2004 were HK$198.9 million, HK$119.2 million and HK$111.9 million (US$14.3 million), respectively, which represented 56.6%, 39.4% and 40.4%, respectively, of total revenues. Revenues from the Company’s largest customer represented 22.9%, 12.6% and 12.7%, respectively, of total revenues during such periods.

     Broadcasting Customers

     Local, national and international broadcasters use satellite transponder capacity for (i) television programming distribution, (ii) contribution or “backhaul” operations (the transmission of video feeds from one location to another) and (iii) ad hoc or “spot” services such as the transmission of special events and live news reports from the scene of the event. At present, most of APT’s broadcasting customers utilize transponder capacity for distributing programming to television stations, local cable operators and master antenna systems.

     On July 6, 1999, the Company was first granted the Satellite Television Uplink and Downlink License by the HKSAR government. According to this license, the Company is able to use the newly acquired uplink platform and downlink system, together with certain encryption and digital compression technologies, to provide satellite television uplink and downlink services through the Company’s APSTAR IIR (C & Ku-band), and APSTAR V (Ku-band only) and APSTAR VI (C & Ku-band) and other approved satellite.

     Television Programming Distribution. The Company’s strategy is to position the APSTAR System as a preferred provider of satellite capacity covering the PRC and the Asia Pacific region. This strategy has been implemented by targeting both international and domestic broadcasters as customers for services on the APSTAR System.

     Local cable television operators and over-the-air local broadcasters install and position their downlink antennae to receive programming from programmers using a satellite in the APSTAR System. Once such antennae have been installed and positioned to receive signals from a particular programming provider on the relevant APSTAR System satellite, cable operators and local broadcasters can receive programming using the same antenna from other providers using such satellite. As a result, new programmers may seek to utilize transponder capacity on a satellite with an established audience rather than leasing transponder capacity on a satellite with a less-established audience.

     For domestic Asian broadcasters, the APSTAR System offers the ability to create national networks where, due to difficult terrain and the high costs of building the required infrastructure, none was possible before. For example, China Broadcast Film Television Satellite Co. Ltd. uses capacity on APSTAR VI (migrated from APSTAR IA) to distribute a variety of CCTV channels, its national television network, to audiences throughout the PRC, including remote areas.

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

     The following chart lists APT’s typical broadcasting customers and the nature of their programming:

Customer	Programming
China Central Television (“CCTV”)	National television in the PRC including CCTV-1 to 12, CCTV New, CCTV Cartoons except CCTV-4 and CCTV-9

China Education Television (“CETV-1”)	Educational television in the PRC

China Broadcasting Film Television Satellite Co., Ltd. (“CBSAT”)	Provisional television in the PRC, including Yunnan, Xinjiang, Tibet and Hainan, totally around 16 provinces and around 25 channels

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

     Telecommunications Customers

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

     Other Service Customers

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

     On April 11, 2003, APT and SingTel entered into a new agreement (the “New Agreement”) superceding the old agreement, which was entered on January 8, 2001 pursuant to which SingTel was to use 15 C-band transponder services of APSTAR V. Pursuant to the New Agreement, APT agreed, subject to certain conditions, to provide 6 C-band transponders services of APSTAR V to SingTel, and upon SingTel’s written request within three years from the date on which APSTAR V commences operation, to also make available 5 more C-band transponders services of APSTAR V to SingTel. APT is obligated to provide operational and maintenance services to SingTel through APSTAR V’s useful life, which is expected to be not less than 13 years, in exchange for an annual management fee which will cover all costs associated with operations and management of the transponders as well as tracking, telemetry and command services, and all necessary maintenance. The fixed aggregate value of the management fees for the 6 transponder capacity amounts to US$16.3 million (approximately HK$127.1 million), and the annual amounts of the management fees will range from US$0.8 million (approximately HK$6.6 million) to US$1.4 million (approximately HK$11.0 million). If SingTel exercises its rights to utilize additional transponder capacity, the fixed aggregate amount of the management fees for the additional transponder capacity will be US$13.6 million (approximately HK$105.9 million).

     On September 1, 2004, APT and SingTel entered into an agreement to amend certain terminology and to modify the New Agreement into the form of utilization agreement for clarification purpose. The term and condition contained in the New Agreement remain unchanged.

     On October 22, 2004, APT entered an agreement with National Astronomical Observatories of the Chinese Academy of Sciences ( ”NAOC”). Under the agreement with NAOC, APT provides the necessary satellite control services for APSTAR I to NAOC. In consideration of the services provided, APT receives a payment of approximately US$300 thousand per year from NAOC.

     Transponder Utilization Agreements

     The Company’s typical transponder utilization agreement allows for utilization of the capacity of a transponder, either in whole or in part, on the APSTAR System. These agreements require service fees to be paid in advance and provide for renewal options. All of APT’s transponder utilization agreements require payment of all amounts due in US Dollars. Generally, upon a fixed number of months’ notice, a customer may terminate its transponder utilization agreement without cause. In such a case, however, the customer is obligated to pay to APT specified liquidated damages based on the terms of the transponder utilization agreement. In addition, the transponder utilization agreements, in general, provide for a specified reduction in the service fees if transponder service is interrupted for reasons not caused by the customer or beyond the control of APT (such as mechanical transponder failure). If such service interruptions continue without correction (within an acceptable period of time) and APT is unable to provide suitable alternative capacity within an agreed period thereafter, the customer is entitled to terminate the transponder utilization agreement without further obligation to APT. Under the terms of the transponder utilization agreements, APT is not liable for the lost profits or other indirect or consequential damages of its customers.

     APT has also entered into several transponder utilization agreements under which its customers have obtained the right to use transponder capacity on APSTAR I, APSTAR IA, APSTAR IIR or APSTAR V for the life of the transponder. Most of the commercial terms of such transponder utilization agreements are substantially the same as those found in the typical transponder utilization agreements, except that payment for the entire period of use is to be completed by the end of the second year of the term of the agreement. APT provides a limited warranty for a period of 96 months in the case of one transponder on APSTAR IIR commencing on the date the transponder is made available for the customer’s use. There is no warranty period for the 43 out of 44 of the transponders on APSTAR IIR that are provided to Loral Asia. In respect of APSTAR I, which is being utilized by NAOC, APT agreed to provide a limited warranty for utilizing at least 16 transponder capacity for the first 2 years and at least 12 transponder capacity for the third year of the utilization functioning properly.

     Sales and Marketing

     Marketing activities include customer visits, trade shows, advertisements, customer training, event sponsorships, joint marketing programs and presentations at industry conferences. APT’s current sales and marketing efforts are focused on new business development so as to solicit customers for unused or underutilized transponder capacity on APSTAR satellites. In addition, APT’s sales and marketing also focus on the creation of awareness resulting in lead generation of APSTAR V and APSTAR VI. APT’s sales and marketing staff maintain regular contact with customers even after they have decided to utilize transponder capacity in order to ensure continuing customer satisfaction.

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

     The APSTAR System offers its customers the ability to relocate from one satellite to another for strategic reasons of their own. The compatibility of the satellites in the APSTAR System also permits APT to move customers’ programming from one transponder to another, intra-satellite, or from one satellite to another, for technical reasons or to ensure continuity of service in the event of any difficulties.

     The APSTAR System is structured to provide flexibility for customers, which is a benefit that the Company believes, is attractive to customers and provides APT with a competitive advantage. Intra-satellite back-up capacity is manifested by the preemptible transponders located on each satellite. These transponders are intended, in the ordinary course, to be provided to customers on a preemptible basis (at reduced cost), under the understanding that the customers’ use will be pre-empted if the transponder is needed by another customer as a result of a technical problem.

     Additional back-up capacity will also be available to APSTAR System customers on an inter-satellite basis. Preemptible transponder capacity on APSTAR satellites enables customers to be “re-routed” on an as-needed basis to another satellite in APSTAR System. Similar back-up capacity is available not only from satellite to satellite, but also from use to use.

     The Company’s TT&C facility, which enables the Company to monitor the status of its satellites and respond to the technical demands of its customers, is an important part of the APSTAR System. See “Satellite Control Center.”

SUMMARY OF SATELLITE DATA

	APSTAR I	APSTAR 1A	APSTAR IIR	APSTAR V	APSTAR VI
Region covered	North and Southeast Asia	North and Southeast Asia	Europe, Asia, Middle East, Africa	Most of Asia, Australia, New Zealand, Pacific region, Hawaii	Most of Asia, Australia, New Zealand, Pacific region, Hawaii
Status	Operational ( inclined mode)	Operational (inclined mode)	Operational	Operational	Operational
Model	HS 376	HS 376	FS 1300	FS1300	SB4100C1
Manufacturers	Hughes	Hughes	SS/Loral	SS/Loral	Alcatel
Transponders
Ku-band	—	—	16	16*	12
C-band	24	24	28	38*	38
Expected end of operational life	**	***	2013	2019	2021

* As at August 13, 2004, APT has taken up 25 C-band and 12 Ku-band transponders of APSTAR V.

** It is expected that APSTAR I will be operating for at least 3 years at an inclined mode from October 2004.

*** It is expected that APSTAR IA will be operating for at least 5 years at an inclined mode.

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

     APSTAR I started commercial operations on September 15, 1994. and was replaced by APSTAR V on August 13, 2004. APSTAR I currently has sufficient fuel to work in an inclined orbital mode for at least 3 years from October 2004. APT has entered into a utilization agreement with a customer to utilize APSTAR I at 142 degree East through the end of its life.

APSTAR IA

     APSTAR IA, a Hughes HS-376 satellite, was launched in July 1996 on a Long March 3 launch vehicle from Xichang into a geostationary orbit at 134 degrees East. The cost for the construction and launch of APSTAR IA, including launch insurance, ground facilities, related expenses and capitalized interest, was approximately US$128.6 million, which was financed through a combination of shareholders’ loans, a syndicated term loan and internally generated funds. As of December 23, 1996, the total amount due under the syndicated term loan was fully repaid using the proceeds from the Global Offering.

     The specifications of APSTAR IA are virtually identical to those of APSTAR I, except that APSTAR IA provides enhanced coverage of India. As with APSTAR I, APSTAR IA carries 24 C-band transponders with a maximum EIRP value of 39 dBW.

     APSTAR IA started commercial operations on September 1, 1996. After successful launch and completion of In-Orbit Testing of APSTAR VI, APSTAR IA was replaced in June 2005. APSTAR IA currently has sufficient fuel to work in an inclined orbital mode for at least 5 years.

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

     On August 18, 1999, APT entered into a lease agreement with Loral Asia for the provision of 43 out of the 44 transponders of APSTAR IIR. According to the agreement, Loral Asia is entitled to use the capacities of these transponders until their service span expires. The price was approximately US$298 million, payable by eighteen installments in US Dollars within four years. Loral Asia later proposed to advance the date of payment and, as a result, the price was revised to approximately US$273 million, payable in three installments, with the last installment of approximately US$181 million paid on March 27, 2000. According to the agreement and all relevant operating licenses, APT continues to be the legal owner of APSTAR IIR and is responsible for the operational control of the satellite under the satellite service agreement with Loral Asia.

APSTAR V

     APT together with SS/Loral and China Great Wall Industry Corporation, respectively, signed the Procurement Agreement and the Launch Agreements of APSTAR V satellite on January 8, 2001, to confirm the commissioning of the satellite. On October 23, 2002, the launch services to be provided by China Great Wall Industry Corporation originally for APSTAR V were transferred to APSTAR VI. In March 2003, APT selected Sea Launch for the launch of APSTAR V.

     On September 20, 2002, APT entered into the APT-Loral Term Sheet and subsequently entered into certain other agreements. Under the APT-Loral Term Sheet and the agreements, Loral Orion agreed to jointly participate in the development of APSTAR V by investing up to 50% of the capital necessary for the APSTAR V project on a pro rata basis in order to obtain rights to 27 transponders at a value of approximately US$115 million, which is 50% of the initial projected costs of approximately US$230 million for the construction, insuring and launch of APSTAR V. This amount will be adjusted to reflect 50% of the actual costs of construction, insuring and launch of APSTAR V, exclusive of the costs of certain function modifications required by Loral Orion, which will be borne solely by Loral

Orion. Loral Orion will pay 25% of the project costs prior to launch of the satellite. The other 25% of the project costs will be paid to APT in four installments over a period of five years from the in-service date of APSTAR V. The amount of the installments making up the remaining balance range between US$10.7 million and US$17.1 million and no interest is payable on such amounts. Title to the transponders attributable to Loral Orion and 25% of the common portions of the satellite will pass to Loral Orion in installments corresponding to and subject to the payments made by it under the term sheet and the agreements. As a result of discussions regarding a matter related to the launch vehicle, the parties have agreed to reduce the number of transponders attributable to Loral Orion from 27 to 25 in March 2003 with no adjustment to consideration payable by APT and Loral Orion.

     Because of the failure of SS/Loral to obtain the export license for the transfer of the title of APSTAR V in time for launching, APT entered into a Satellite Procurement Amendment Agreement, a Satellite Transponder Agreement and a Satellite Agreement (collectively the “Definitive Agreements”) with SS/Loral and Loral Orion on August 26, 2003 for the purpose of minimizing any further delay in the launch of the satellite. Under the Definitive Agreements, the title of APSTAR V will be transferred to Loral Orion upon intentional ignition rather and simultaneously therewith APT will have an irrevocable lease of forty-one and one-half (41 and 1/2) transponders for the lease term commencing upon transfer of title from SS/Loral to Loral Orion until the end of operational life of APSTAR V. Therefore, the joint development of APSTAR V was converted to a lease. Under the Satellite Agreement, APT will release the leasehold interest of twelve and one-half (12 and 1/2) transponders to Loral Orion in stages over a five years period from the in-service date of APSTAR V subject to payment of installments by Loral Orion to APT. This will result in APT having 29 transponders. Under the leasehold arrangement, Loral Orion has committed to continue pursuing the necessary export license for title transfer of APSTAR V.

     The delay in obtaining the Export License has caused the postponement of the launch of APSTAR V. To cope with the delay, APT HK entered into a Settlement Agreement with Loral Orion Inc. and the Amended Launch Agreement with SS/Loral and Sea Launch Limited Partnership on November 16, 2003. The Settlement Agreement makes certain amendments to the Satellite Procurement Amendment Agreement, the Satellite Transponder Agreement and the Satellite Agreement and the Launch Agreement to allow for (i) a postponement of the date of launch of APSTAR V to April 28, 2004 (later on, due to the partial failure of deployment of north solar array of EdS, a SS/L-made satellite that was launched by Sea Launch in January 2004, the launch date of APSTAR V was further postponed to June 26, 2004); and (ii) for Loral Orion to take an additional 4.5 transponders as Initial Loral Orion Transponders, which are in aggregate 17 transponders to be taken up upon the completion of in-orbit test of APSTAR V, resulting in Loral Orion assuming the payment of US$20.4 million that would otherwise to be paid by APT HK for the construction, launch and insurance of APSTAR V. Such payment significantly reduced the cash-flow pressure of APT HK. The total number of 25 transponders of APSTAR V to be taken up by Loral Orion will remain unchanged.

     The Settlement Agreement and the Amended Launch Agreement were approved by the United States Bankruptcy Court on December 4, 2003 and the Export License for launch of APSTAR V was issued by United States government on November 25, 2003.

     APSTAR V was launched by Sea Launch Limited Partnership on June 29, 2004. APSTAR V, a high powered satellite based on an FS 1300 model satellite manufactured by SS/Loral, comprises 38 C-band and 16 Ku-band transponders. The satellite is located at the geostationary orbital slot of 138 degrees East, and the footprints of C-band transponders will cover a majority of the Asian countries in the Asia Pacific region, including China, India, South East Asia, Australia, New Zealand, and the Hawaiian Islands in the United States for provision of high quality and reliable broadcasting and telecommunications services. The footprints of Ku-band transponders are spanning across China (Beam One), and China and India (Beam Two). In-Orbit Test (IOT) was completed on August 13, 2004 and the result showed that all satellite specifications are in line with design and satellite useful life time is estimated to be 15.3 years. APSTAR V started commercial operations upon completion of IOT. All customer carriers on APSTAR I have been successfully migrated to APSTAR V on 138 Degree East. Based on the arrangements entered into by the Company and Loral Orion, title of the APSTAR V remained with Loral Orion. The Company assumed risks and rewards of 37 transponders (“APT Transponders”) for the entire operational life of APSTAR V under finance leases while the risks and rewards relating to the other 17 transponders remained with Loral Orion. The total cost for the communication satellites held under finance leases in connection with the APT Transponders of APSTAR V amounted to US$148.4 million which has been funded by internal resources and bank loans.

     Pursuant to the various amended agreements with Loral Orion, Loral Orion has an option to acquire the remaining operational life of 4 APT Transponders on the fourth year and 4 APT Transponders on the fifth year after completion of IOT of APSTAR V at a total consideration of US$36.3 million.

APSTAR VI (formerly APSTAR VB)

     On December 11, 2001, APT entered into a Satellite Procurement Agreement with Alcatel for the design, construction, testing and delivery of APSTAR VI. APT had secured the Satellite Launch Service Agreement with CGWIC to launch APSTAR VI on board the Long March 3B (“LM-3B”) launch vehicle on October 23, 2002 by amending the Satellite Launch Service Agreement of APSTAR V. APSTAR VI is a high powered satellite and is based on a SB-4100 C 1 model satellite of Alcatel with 38 C-band and 12 Ku-band transponders. The footprints of its C-band will cover substantially all of the Asian countries in the Asia Pacific region including China, India, Southeast Asia, Australia, Hawaii, Guam, and the South Pacific Islands, whereas its Ku-band will cover China including Hong Kong, Macau and Taiwan and provide effective and reliable broadcasting and telecommunications services.

     APSTAR VI was launched successfully on April 12, 2005 on a Long March 3B launch vehicle and has been located at geostationary orbital slot at 134 degree east. The In-orbit Test of the satellite has been completed. The final acceptance has been accomplished and the satellite has been handover by the vendor to APT on June 7, 2005. Customers are in the process to be moved from APSTAR IA to APSTAR VI. The satellite operation life based on the fuel is estimated to be about 16 years. Total capital expenditures for the design, construction and launch of APSTAR VI are expected to be approximately US$225 million, which has been funded by internal resources and bank loan.

     Existing Orbital Slots

     APSTAR V and APSTAR VI are utilizing certain designated C-band and Ku-band frequencies in the orbital slots at 138 degrees East and 134 degrees East. The right to use these frequencies at such orbital slots has been licensed to the Company by the Kingdom of Tonga (“Tonga”), through TongaSat, which has responsibility for the ITU coordination process for the orbital slots at 138 degrees East and 134 degrees East with respect to such orbital slots and the frequencies covered by the Company’s license. The license agreements for the orbital slots at 138 degrees East and 134 degrees East each cover a period of 15 years (approximately coterminous with the expected operational life of the satellites).

     APSTAR I is currently located at 142 degrees East under PRC’s filing as approved by OFTA.

     APT has obtained a priority position in the ITU filing process for the use of the orbital slot located at 76.5 degrees East, where APSTAR IIR is currently positioned. The Company is still in the process of completing frequency coordination for this slot. The Company has filed to the ITU to upgrade its status from the coordination stage to final stage and is awaiting the final result.

     Future Satellites

     APSTAR VIB

     In view of the risk of satellite launch, it is necessary for APT to have a contingency plan safeguarding the replacement arrangement of APSTAR IA and to lock a launching slot in case of failure of the launching of APSTAR VI for the smooth operations of satellite transponder services provided by APT. APT therefore entered into an agreement with CGWIC on November 10, 2004 pursuant to which APT will be granted a right to require CGWIC to provide for the design, construction, delivery and launch of APSTAR VIB to a designated orbit. The option can be exercised from November 10, 2004 to September 30, 2005 but it is yet to be exercised. The consideration for the option is US$7.68 million payable in four installments. In the event the option is exercised by APT, the option price will be applied towards the total consideration for the design, construction, delivery and launch of APSTAR VIB. In the event, the option is not exercised by APT, CGWIC shall stop all preparation works for the design, construction, delivery and launch of APSTAR VIB and will have to transfer the option price to such other satellite project as may be designated by APT (whether with CGWIC or not) and refund the balance of the option price (net of all reasonable fee incurred).

     The consideration shall be subject to adjustment in case after in-orbit testing, APSTAR VIB carries functional transponders of less than 28 C-band transponders and 16 Ku-band transponders with an expected operational life of 13 years.

     Insurance

     APT maintains in-orbit insurance for thirty-seven transponders for APSTAR V, APSTAR IA, APSTAR VI and one transponder for APSTAR IIR. The Company is not aware of any reason why it will not be able to renew the existing insurance for APSTAR V, APSTAR VI and APSTAR IIR. The Company’s insurance policies have standard provisions and customary exclusions. For 2002, the Company spent HK$7.0 million on in-orbit and third party liability insurance. For 2003 and 2004, the Company spent HK$5.0 million and HK$12.6 million (US$1.6 million), respectively, on in-orbit insurance.

     In-orbit Insurance. Satellite in-orbit insurance is purchased on an annual basis. Such insurance provides protection only against the total loss, destruction or failure of the satellite. Total loss is defined as the loss of more than 75% of the satellite’s communications capacity for APSTAR IA and APSTAR IIR, respectively. It is the Company’s policy to take in-orbit insurance to only cover the book value of the satellite, rather than the replacement cost. The Company renewed its annual in-orbit insurance until December 31, 2005 for APSTAR IA and October 18, 2005 for APSTAR IIR. The launch insurance of APSTAR V (thirty-seven transponders only) and APSTAR VI has already covered the first year of in-orbit insurance until June 29, 2005 and April 11, 2006, respectively. The Company is negotiating the renewal of in-orbit insurance of APSTAR V. The Company may take into account the obligations under the bank loan conditions and the general industrial practice on a case by case basis.

     Third-Party Liability Insurance. Third-party liability insurance offers protection against liability to third parties for damage arising out of a particular launch and the operation of the satellite. APT obtained satellite in-orbit third-party liability insurance for APSTAR I and APSTAR IA, and APSTAR IIR in an aggregate amount of US$150 million until June 30, 2002. On April 30, 2004, OFTA granted the Company a waiver exempting the Company from complying with the requirement of maintaining third-party liability insurance with respect to APSTAR I, APSTAR IA and APSTAR IIR for in-orbit operation. The launch service provider of APSTAR VI has taken the third party liability insurance for the launch with one year after launch, which covers, among others, the Company, the governments of Hong Kong and PRC as additional insured. There is no need to take third party liability insurance for APSTAR V as the title of APSTAR V goes to Loral Orion.

     Satellite and Ground Operation Facility

     APT operates a 77,000 square foot facility consisting of the Satellite Control Center, Network Operation Center and TV uplink Center on a 85,000 square feet property at the Tai Po Industrial Estate, Tai Po, Hong Kong. APT employs approximately 35 experienced satellite and communications specialists and engineers to continuously control and monitor APT’s satellites in geostationary orbit, as well as to operate ground teleport and satellite TV uplink services.

     To prepare for the operation of the future satellites including APSTAR V and APSTAR VI as well as the satellite television uplink services, the Company has expanded its operating facilities since year 2000 by purchasing antennae, radio frequency and baseband equipment. The Company currently operates a number of antennae ranging from 3 meter to 13 meter in diameter and transmission facilities, as well as the related equipment and facilities, such as radio frequency equipment, baseband units, ground monitoring systems, data processing systems and communication traffic monitoring systems. Each antenna is capable of controlling any of the Company’s satellites and is designed to withstand winds of up to 150 miles per hour. The Company maintains its own power generator and uninterrupted power supply to provide continuous electricity supply in case of a power outage.

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

     APT has leased data and voice link in order to provide a direct data and voice communications link between the Satellite Control Center and the satellite manufacturers.

     The customer carrier monitoring and teleport services are carried out at our Network Operation Center, which provides 24-hour support to customer via the Carrier Monitoring System. The Company also provides external satellite-based FTNS such as VSAT, Wholesale Telecom Services, and Internet POP Gateway under the external satellite-based FTNS license issued by OFTA on June 19, 2000.

     The Company has completed the installation of satellite broadcasting facilities in the Satellite TV Uplink Center, under the Satellite Television Uplink and Downlink License issued on July 6, 1999, the Satellite TV Uplink Center provides “one stop solution” service to customer such as playout, digital video broadcasting compression, turn around and radio frequency uplink transmission service. The Center’s DVB MPEG-2 encoding capability is up to 28 channels.

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

     Additional Orbital Slots

     OFTA, on behalf of the PRC government, is responsible for the coordination of a number of orbital slots for APT including the orbital slot at 76.5 degrees East in which APSTAR IIR is located. The company has filed an application for the orbital slot at 131 degrees East, 89.5 degrees East, 92.2 degrees East, 96 degrees East, 102.8 degrees East, 131.8 degrees East, 138 degrees East, 140 degrees East and 142 degrees East. Those orbital slots could be used by future satellite which the design should meet the coordination requirement for each slot.

     Employees

     Including the executive directors and senior management of the Company, as of December 31, 2004, the Company had 158 full-time employees, of which 27 employees were in management, 131 were in engineering and operations, marketing, accounting and administration. The directors of the Company will continue to closely monitor the number of employees, ensuring that the number is in line with the needs and corporate strategies of the APT Group. The Company believes that its relations with its employees are good. A majority of APT’s technical and engineering staff employed at the Satellite Control Center were originally seconded from affiliates of ChinaSat and China Aerospace.

     APT emphasizes the training of its technical personnel. The Company’s in-house training programs cover a broad spectrum of topics including theories, operational techniques, and new technological development in satellite telemetry and control, transponder management, satellite communications, TT&C equipment operation and computer systems.

     A series of courses and job training has been conducted to train the satellite operators to be familiar with the various procedures, such as satellite carrier line-up-tests, satellite traffic monitoring, and satellite interference checks. The Company believes that this training results in highly qualified satellite operators who provide quick response to meet the customer’s need.

     APT provides satellite uplink services for various customers, and operates its own satellite television broadcasting platform. Each year APT holds regular technical training courses to cover all aspects of satellite broadcasting technology. Course tutors use modern multimedia presentations and each participant is provided with comprehensive course notes. Practical courses include a “hands on” session for testing and fault diagnosis.

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

     Share Option Scheme

     The Company adopted a new share option scheme (“Scheme 2002”) at its 2002 annual general meeting in response to new rules governing the listing of securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) that took effect in September 2001. New options after the adoption of Scheme 2002 will be granted by the Company only pursuant to such scheme. Since the adoption of Scheme 2002, no further options have been granted under the previous share option scheme, which was adopted on May 22, 2001 (“Scheme 2001”) which itself replaced the old Share Option Scheme (See Item 6 below for a more detailed description of the old Share Option Scheme.). All of the options granted on June 19, 2001, a total of 14,650,000 share options, under Scheme 2001 to Eligible Employees will, however, remain valid until their the expiration of their terms. By their terms, all of the options granted on June 19, 2001 are exercisable from May 22, 2003 to May 21, 2011 for a nominal consideration of HK$1 per grantee. During 2002, 2003 and 2004, the Company did not grant any options. The total number of outstanding options under the existing share option schemes (including Scheme 2001 and Scheme 2002) that have been granted and not yet exercised equals 8,450,000, which represents 2.04% of the issued share capital of the Company as at December 31, 2004.

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

     International Satellites

     The market for international satellite communications capacity has been dominated by Intelsat for 30 years, and Intelsat can be expected to continue to dominate it for the foreseeable future. Intelsat, established by international treaty in 1964, owns and operates the largest fleet of commercial geosynchronous satellites in the world (over 20 satellites), and now comprises a consortium of 143 countries. Intelsat has been operating communications satellites in the Asia Pacific region since the 1960s. Although the number varies depending upon the exact criteria used to define Asia Pacific, Intelsat has several satellites in the region. At present, however, Intelsat primarily uses beams which have a much lower EIRP than the Company’s satellites and therefore require larger diameter antennae for its transmission to be received. Intelsat is traditionally seen as a “long-haul” carrier for PSTNs. Intelsat has substantially completed a planned transition to a fully privatized entity during 2002 that may strengthen Intelsat’s capabilities and competitive position. The television distribution and VSAT operations of Intelsat could potentially compete directly with the Company.

     PanAmSat was started in the 1980s to compete with the Intelsat monopoly. It currently operates four satellites providing coverage over the Atlantic, Pacific and Indian Oceans and is one of the Company’s principal competitors in the Asia Pacific region. PanAmSat’s PAS-4 has some features similar to those of APT’s satellites, including coverage of certain of the same geographic areas. PanAmSat has announced that it intends to launch additional satellites to provide further global coverage. The Galaxy Satellites Services Division, an affiliate of Boeing, is the manufacturer of APSTAR I and APSTAR IA.

     Regional Satellites

     Coverage, service and target customers of AsiaSat are very similar to those of APT. AsiaSat 2’s footprint is smaller than that of APSTAR IIR, but AsiaSat 3S, which was successfully launched in March 1999, has a footprint very similar to APSTAR IIR’s footprint. AsiaSat 4 was also successfully launched in April 2003 and provides footprints coverage across Asia and Australia. The Company believes AsiaSat is and will continue to be a major competitor of APT in the Asia Pacific market, including the PRC market.

     Satelindo’s Palapa system began operations in the mid-to-late 1970s to support communications in Indonesia and Southeast Asia. Satelindo is currently implementing its third generation of communications satellites. Palapa has been successful in attracting international broadcasters to its satellites and is planning to increase the coverage of its satellites to cover the entire Asia Pacific region and to compete with Intelsat across the Pacific Ocean. Palapa is already servicing a number of international broadcasting companies, and it is a major competitor of APT outside the PRC market.

     The ST-1 satellite system, which is partly owned and operated by Singapore Telecom, was successfully launched in September 1998. Its C-band coverage stretches from the Middle East to Japan and Southeast Asia. Its Ku-band coverage focuses on the Indian subcontinent and Southeast Asia. Due to the satellite design and coverage area, the ST-1 satellite system only has the ability to compete with the Company in C-band segment of the Asia Pacific market.

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

     Domestic Satellites

     A number of companies located in various countries in the region have launched or are planning to launch domestic satellites. These include ChinaSat, which is also a Principal Shareholder (which term is defined below),

Chinastar (merged with ChinaSat) and SinoSat of the PRC, INSAT of India, JSAT and NSTAR of Japan, Koreasat of Korea, Measat of Malaysia, Optus of Australia, Thaicom of Thailand, Mabuhay of the Philippines, and GE-1A of the United States. Although these satellites may be focused on their respective domestic markets, such companies may have the ability, due to satellite design and coverage areas, to compete with the Company in segments of the Asia Pacific market. In certain of these countries, domestic television broadcasters and domestic satellite telecommunication operators providing services in their home countries are generally required to use a state-owned or locally-owned satellite systems to the extent capacity is available and therefore may not use APT’s satellites. In addition, many of the domestic systems are planning to add at least some regional transponders with substantial beam coverage to their next generation of satellites, and therefore may in the future become competitors of APT in the regional markets.

     Other Satellites

     Other existing and proposed organizations have considered or might consider competing in the Asia Pacific regional market. These include Russian systems, TongaSat, and others. Some of the existing potential competitors offer low-cost, low-performance transponders, which do not compete directly with the Company’s high-performance transponders. New organizations face significant competitive barriers including scarcity of orbital slots and high costs of entry.

     Optical Fiber Systems

     Optical fiber systems have been widely installed for point-to-point trans-oceanic communications. In addition, point-to-point optical fiber connections between major cities in Asia are common. Optical fiber is being used in more developed markets for cable TV networks, telephony services and more recently in broadband and internet users. Owing to the telecom-boom era legacy of huge overcapacity in the market, prices for leasing wholesale cable have plummeted over the past five years as supply has still outstripped overall demand. The abundant supply of cable capacities and rock-bottom prices have led to the situations that satellite capacities are difficult to compete with cable in point-to-point communications.

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

     Export Regulation

     The United States government has imposed certain restrictions on transfers of US technology to the PRC and certain other countries, such as Russia. The launch site for each of the existing APSTAR satellites was located in the PRC and the launch provider was an entity licensed by the PRC government. The launch sites for other satellites that the Company may launch in the future may also be located in the PRC or other countries subject to such restrictions. As a result, export licenses are required to be obtained by manufacturers of satellites that the Company may launch in the future which contain US technology in connection with launches in any country subject to such restrictions on technology transfers. The export of US-origin commercial communications satellite equipment also requires a Presidential waiver of the restrictions contained in the US Foreign Relations Authorization Act relating to such exports to the PRC and of any sanctions that are then in effect under the US Arms Export Control Act or other US laws and regulations.

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

     The Company’s earth station operations involve the operation and use of telecommunications apparatus at and from its earth station at Tai Po, Hong Kong. Establishment, possession and use of such telecommunication apparatus in Hong Kong is regulated by the Telecommunication Ordinance and the orders and regulations thereunder. APT has the benefit of licenses granted under the Telecommunication Ordinance for each of APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V and APSTAR VI covering all of its TT&C operations, as well as monitoring and testing functions, subject to the terms and conditions of the respective licenses. Such licenses have terms of 20 years, commencing on July 19, 1994, June 11, 1996, October 13, 1997, November 1, 2003 and April 4, 2005, respectively. The licenses require APT (among other things) to avoid harmful interference with other telecommunication apparatus operating within or outside Hong Kong and to ensure compliance with all relevant requirements of the International Telecommunication Convention, a complementary document to the ITU’s constitution document, and any other international telecommunication agreements which may from time to time be acceded to by or on behalf of, or applied to, Hong Kong. These licenses were formally granted with the grant of the licenses under the Outer Space Order referred to above.

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

Property, Plant and Equipment

     The Company’s executive offices are located in the Satellite Control Center in Tai Po Industrial Estate, Hong Kong. Upon the removal of the Company’s business office to its Satellite Control Center in Tai Po on December 8, 2003, the lease of the Company’s business office space originally in Room 3111-3112, 31/F One Pacific Place, 88 Queensway, Hong Kong was terminated on February 29, 2004. The rental amount (excluding rates and management charges) under the lease was approximately HK$530 thousand for 2004.

     The TT&C operations of APSTAR Systems are conducted through the Company’s Satellite Control Center. The 45,000 square foot site (Site 1) where the TT&C facility is located and the adjacent 40,000 square foot site (Site 2) where Phase II of the Satellite Control Center is located, are held by the Company pursuant to a lease between APT and the Science and Technology Parks Corporation. In early 2000, APT had leased from the Science and Technology Parks Corporation property originally designated as The Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto with approximately 8,919.29 square meters (equivalent to 96,010 square feet) adjacent to its Tai Po Satellite Control Center site for a term expiring June 30, 2047. On March 21, 2001, APT with the Science and Technology Parks Corporation entered into the Cancelled Agreement, which divided the interest of the property originally designated as The Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto between APT and APT Telecom. On March 21, 2001, the Science and Technology Parks Corporation leased the majority portion of that piece of property, totaling 6,903.29 square meters (approximately 74,309 square feet) (Site 3A) (newly designated as the Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extension thereto), to APT Telecom for telecommunications services, and granted a lease of the remaining portion of the property, totaling 2,016 square meters (approximately 21,701 square feet) (Site 3B) (newly designated as Subsection 3 of Section E of Tai Po Town Lot No. 13 and Extensions thereto) to APT by the Second Supplemental Agreement and this piece of property was merged with the property originally leased, Site 1 and Site 2. In order to expand the Company’s satellite operations and control capabilities in preparation for the launch of APSTAR V and APSTAR VI, as well as expand its capabilities with respect to broadcasting and telecommunication services, APT Group completed the construction of Phase II of the Satellite Control Center (“Phase II”) for APSTAR V and APSTAR VI on Site 3B and Site 2. The Company commenced operation of Phase II in February 2002. Phase II, which has a total floor area of approximately 58,000 square feet, is specially designed for providing satellite TV broadcasting platform. Phase II also includes a new data center (approximately 14,700 square feet) for the telecommunications services.

     Under the satellite TV broadcasting license granted by the Government of HKSAR, the Company’s wholly-owned subsidiary, APT Satellite TV Development Limited, has developed a satellite television broadcasting platform as part of Phase II. As at December 31, 2004, the Company has invested HK$28.4 million (US$3.6 million) in the facilities. As a result, the Company’s program transmission capacity is increased, strengthening its capacity to meet future demand for satellite TV services.

     The Company assumed risks and rewards of thirty-seven transponders for the entire operational life of APSTAR V under finance leases on August 13, 2004. As at December 31, 2004, the Company has invested HK$1,157.9 million (US$148.4 million) for the thirty-seven transponders of APSTAR V. See Summary of Satellite Data for further details related to the Company’s satellite assets.

Item 5. Operating and Financial Review and Prospects

     The following discussion and analysis should be read in conjunction with the Audited Consolidated Financial Statements of the Company. The Audited Consolidated Financial Statements have been prepared in accordance with Hong Kong GAAP, which differs in certain respects from US GAAP. For a summary of significant differences between Hong Kong GAAP and US GAAP, see Item 18 and Note 22 of the Notes to the Consolidated Financial Statements.

Overview

     The Company’s existing satellites, APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V and APSTAR VI provide commercial service to broadcasting and telecommunications customers in the Asia Pacific region. APSTAR IA began commercial service on September 1, 1996, APSTAR IIR on January 1, 1998, APSTAR V on August 13, 2004 and APSTAR VI on June 7, 2005.

     APT’s transponder utilization agreements typically require the payment of a deposit of one calendar quarter’s utilization fee upon signing of the contract, provide for an escalation of utilization fees during the agreement term according to an agreed schedule, require utilization fees to be paid in advance and provide for renewal options.

     Certain aspects of the business of the Company are subject to governmental regulation, including the coordination of orbital slots under the regulations of the ITU and the licensing of the Company’s satellite-related activities in Hong Kong by the HKSAR under the Outer Space Ordinance. Licenses from the HKSAR must be obtained to launch or operate a satellite. APT has obtained licenses covering current and future operation of each of APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V and APSTAR VI. The licenses each require the approval of the HKSAR for any transfer of a beneficial interest in the satellite. Fees with respect to each of these licenses are payable annually at fixed rates. The Company paid aggregate license fees with respect to its satellites of HK$386 thousand (US$50 thousand) to the HKSAR in 2004. Although neither the Joint Declaration nor the Basic Law makes express provision with respect to the Outer Space Ordinance or the regulation of satellite launch and operation or other outer space activities, the Basic Law provides that the laws previously in force in Hong Kong shall be maintained, except for any laws that contravene the Basic Law, and subject to any amendment by the legislature of the HKSAR.

     The Company believes that the market for satellite communications will not improve significantly in the coming year due to the uncertain economic outlook of the Asia Pacific region and increased competition in the transponder services market, which the Company believes will grow increasingly intense. At the same time, the Company plans to develop new satellite broadcasting and telecommunications businesses, with a view to maintaining business growth. The Company is currently focusing its sales and marketing efforts on:

•	providing transponder capacity to broadcast customers for the distribution of programming to television audiences in the PRC and Asia Pacific region;

•	providing telecommunications networks for data and voice communications; and

•	providing satellite television uplink and downlink service through the APSTAR System.

     The Company’s future revenues will depend upon the success of the above business strategies, and it cannot provide any assurances that it will be successful in implementing its strategies or meeting its projections.

     APSTAR System, together with their corresponding telemetry, tracking and control systems, have been operating under normal condition. APT Group’s core business remains the provision of satellite transponder capacity and broadcasting services in the Asia Pacific region. There has been an increase of revenue contributed from the provision of satellite-based telecommunication services. In the first half of 2003, the economic conditions in the Company’s markets continued to be sluggish due to SARS, which exacerbated an already weakened economic environment. Market competition in the satellite broadcasting business was extremely fierce in 2003 as demand for transponder capacities remained weak. In the second half of 2003, the economic outlook improved in the Asia Pacific region as the SARS outbreak was brought under control and the economy in the PRC continued to grow at an increased pace. In the year of 2004, the transponder service market remained highly competitive. The market for satellite communications in the Asia Pacific region remained highly competitive because of the following reasons: (i) there was a significant oversupply in transponder capacities with respect to transponders operating on both the C-band and Ku-band; and (ii) there was an over-supply in submarine cable capacities, particularly with respect to telecommunication services. As of December 31, 2004, the utilization rates of APSTAR IA, APSTAR IIR and APSTAR V stood at 59.5%, 100% and 50.3%, respectively.

     The Company intends to continue focusing on its core-business of providing satellite transponder capacity and satellite-based telecommunications services in the Asia Pacific region in the near term. While there is no current indication that the over-supply in transponder capacities and submarine cable capacities in the region will be reduced in the near term, the transponder markets as well as the broadcasting and telecommunication services market began a limited recovery at the end of 2004. APT intends to aggressively market the services of its new, state-of-the-art satellites, APSTAR V and APSTAR VI, which were launched on June 29, 2004 and April 12, 2005, respectively, in an attempt to gain market share as the economy improves. The Company believes that the advantages of these two satellites include (i) higher power; (ii) broadened footprints; (iii) smooth customer migration; (iv) linking northern and southern hemispheres and bridging major cities between North America and Asia; (v) anti-jamming features (APSTAR VI only); and (vi) the potential for strong neighborhood effects with such customers as CCTV and other renowned broadcasters, which enjoy over 300 million TV-households. Upon the completion of the Company’s satellite replacement program following the commencement of service of APSTAR VI, the Company believes that its market competitiveness should be significantly strengthened.

     APT Satellite TV Development Limited has established its satellite TV uplink and broadcasting services platform (the “Satellite TV Platform”) for the provision of broadcasting services under a Satellite TV Broadcasting Licence granted by HKSAR. The Company believes that the Satellite TV Platform will help establish a neighborhood effect, whereby the APSTAR System will stimulate more demand for transponder capacities for the APSTAR System. APT Telecom was re-organized on September 10, 2003 in response to the continued downturn in the market for telecommunication services and the oversupply of submarine cable capacities. After the reorganization, APT Telecom Services Limited continued to provide telecommunication services under the Fixed Carrier License approved by OFTA in October 2003. The Company believes that the provision of broadcasting service and telecommunication service offerings to its customers provides an important competitive advantage with respect to customers who desire a “one-stop” shop in communications services.

     The Company projects that the broadcasting and telecommunication businesses in the Asia Pacific region will see limited growth during 2005. The transponder service market will likely still be highly competitive due to excess capacity in the transponder market in the region. While the Company believes that the business climate in the next year will remain challenging, it believes that the successful launch of APSTAR V and APSTAR VI will enhance its competitiveness in the transponder services market. APT intends to continue focusing on its core business and seeks to further develop new satellite-related business opportunities for business expansion and enterprise value growth.

     An analysis of the sources of the Company’s revenues by business segment for the three years ended December, 2004 is shown in Item 4 “Information on the Company – Business Overview”. The following table sets forth, for the periods indicated, the percentage of revenues from continuing operations represented by certain revenue and expense items in the Company’s statements of operations.

	2002	2003	2004
Statement of Operations Data:
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of services (excluding depreciation and amortization)	11.9%	14.6%	24.1%
Depreciation and amortization	66.5%	78.1%	64.1%
Selling, general and administrative (excluding depreciation and amortization)	19.9%	24.8%	28.4%

Total costs and expenses	98.3%	117.5%	116.6%

	1.7%	(17.5%)	(16.6%)

Income/(loss) before income taxes and minority interests	16.7%	(70.8%)	(15.6%)
Net income/(loss)	7.0%	(74.4%)	(20.8%)

     An analysis of the source of the Company’s revenues by geographical area for the years ended December 31, 2002, 2003 and 2004 is as follows:

	Years Ended December 31,
	2002		2003			2004
	(HK$ in millions)
		% of Total		% of Total		% of Total
	Amount	Revenues	Amount	Revenues	Amount	Revenues
The People’s Republic of China:
Hong Kong	47.2	13.4%	25.1	8.3%	21.3	7.7%
Other regions	254.9	72.5%	225.8	74.7%	195.2	70.4%

Singapore	18.6	5.3%	18.4	6.1%	23.3	8.4%

USA	18.8	5.4%	18.9	6.3%	8.4	3.0%

Others	11.9	3.4%	14.0	4.6%	29.1	10.5%
	351.4	100.0%	302.2	100.0%	277.3	100%

     The Company has not incurred any research and development expenditure for the years ended December 31, 2002, 2003 or 2004.

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

     Depreciation

     Depreciation of satellite assets is provided for on the straight-line method over the estimated useful life of the satellite, which is determined by engineering analysis performed at the in-services date and re-evaluated periodically, to residual value. A number of factors affect the operational lives of satellites, including construction quality, component durability, fuel usage, the launch vehicle used and the skill with which the satellite is monitored and operated. As the telecommunication industry is subject to rapid technological change and the Company’s satellites have been subjected to certain operational lives, the Company may be required to revise the estimated useful lives of its satellites and communication equipment or to adjust their carrying amounts periodically. Accordingly, the estimated useful lives of the Company’s satellites are reviewed using current engineering data. If a significant change in the estimated useful lives of our satellites is identified, the Company accounts for the effects of such change as depreciation expenses on a prospective basis.

     Depreciation for future satellites will depend on in-orbit testing on their estimated useful lives after successful launch and, as the cost of the future satellites is greater than the carrying value of the current satellites, the depreciation charge is expected to increase in the coming years.

     During the year ended December 31, 2004, the Company revised its estimate of the remaining useful life of APSTAR IA from December 31, 2004 to June 30, 2005 based on an assessment by the Company’s engineer. The effect of this change in estimated remaining useful life of APSTAR IA has decreased the depreciation charge by HK$18.1 million (US$2.3 million) for the year. Other satellites have no change of the remaining useful lives.

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

     As disclosed in Note 18(e) to the Consolidated Financial Statements for the years ended December 31, 2002, 2003, and 2004, the Company wrote off accounts receivable in the amounts of HK$11.5 million (US$1.5 million), and HK$nil, and HK$nil, respectively. For the years ended December 31, 2002, 2003, and 2004, the Company made allowance for doubtful receivables in the amounts of HK$5.3 million (US$679 thousand), HK$8.4 million (US$1.1 million), and HK$5.7 million (US$731 thousand) respectively. If the financial condition of the Company’s customers were to deteriorate, additional allowances may be required.

     The Company periodically reviews the carrying amounts of provision for doubtful debts to determine whether there is any indication that the provision needs to be written off. If the Company becomes aware of a situation where a customer still not be able to meet its financial obligations due to change of contact information by the customer without notification or after seeking professional advice from lawyers or debt collection agent that the probability of recovery is remote.

     Impairment of property, plant and equipment

     The Company periodically reviews the carrying amount of the assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. In assessing the recoverable amount of these assets, the Company is required to make assumptions regarding estimated future cash flows and other factors to determine the net realizable value. If these estimates or their related assumptions change in the future, the Company may be required to adjust the impairment charges previously recorded. Under HK GAAP, the estimated future cash flows are discounted at a discount rate when assessing the recoverable amount of the assets. Under US GAAP, recoverability of assets is measured by a comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

     The Company applies the foregoing analysis in determining the timing of the impairment test, the estimated useful lives of the individual assets, the discount rate, future cash flows used to assess impairments and the fair value of impaired assets. It is difficult to precisely estimate the price of the transponder capacities and related satellite services and residual values because the market prices for our assets are not readily available. The estimates of future cash flows are based on the terms of existing transponder capacity and service agreements. The dynamic economic environment in which the Company operates and the resulting assumptions used in setting depreciable lives on assets and judgment relating to the utilization rate of the assets, price and amount of operating costs to estimate future cash flows impact the outcome of all of these impairment tests. If these estimates or their related assumptions change in the future, the Company may be required to record impairment loss for these assets not previously recorded.

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

     During the year ended December 31, 2004, the Company determined under HK GAAP that certain construction in progress was impaired, as the recoverable amount of these assets is estimated to be less than their carrying amount. Accordingly, under HK GAAP the Company recognized an impairment loss of HK$1.8 million (US$231 thousand) in respect of the construction in progress (included in the business segment of provision of satellite-based telecommunications services) for the year ended December 31, 2004 after reassessing the expected future revenues which the Company had already taken into account, due to the economic recession and uncertain demand of the broadband services in PRC market. Further, in light of the rapid technological change in broadband services the Company was compelled to make additional investments in its services in order to keep pace with the market. Under US GAAP the Company did not recognize any impairment loss on this construction in progress as such impairment is determined based upon an assessment of estimated undiscounted cash flow under US GAAP.

     Contingencies and provisions

     Contingencies, representing an obligation that are neither probable nor certain at the date of the financial statements, or a probable obligation for which the cash outflow is not probable, are not recorded.

     Provisions are recorded when, at the end of period, there is an obligation of APT Group to a third party which is probable or certain to create an outflow of resources to the third party, without at least an equivalent return expected from the third party. This obligation may be legal, regulatory or contractual in nature.

     To estimate the expenditure that the Company is likely to bear in order to settle an obligation, the management of the Company takes into consideration all of the available information at the closing date for its consolidated financial statements. If no reliable estimate of the amount can be made, no provision is recorded. For details, please refer to Item 18 and Note 11 of the “Notes to the Audited Consolidated Financial Statements” of the Company.

Recent HK accounting pronouncements

     The Hong Kong Institute of Certified of Public Accountants (“HKICPA”), formerly the Hong Kong Society of Accountants has issued a number of new and revised Hong Kong Financial Standards (“HKFRSs”) which are applicable to the Company for accounting periods beginning on or after January 1, 2005.

     The Company has not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004. The Company has completed a preliminary assessment of the impact of these new HKFRSs to the extent that they applicable to the Company. A brief summary of the key features of these new HKFRSs and the Company’s preliminary assessment result is as follows:

(i)	In March 2004, the HKICPA issued the Hong Kong Accounting Standards (“HKAS”) No. 1, “Presentation of Financial Statements” and superseded the Hong Kong Statement of Standard Accounting Practice (“SSAP”) No. 1, “Presentation of Financial Statements (revised in 2001)” and Interpretation 8 “Presentation of Financial Statements – Current Assets : Classification of Restricted and Appropriated Cash Balance”. HKAS 1 requires disclosure of an entity’s judgments and assumptions on application of accounting policies. Additionally, HKAS 1 provides guidance on classification of assets and liabilities. Currently, the Company does not expect the application of HKAS 1 will have a material impact on its financial position or results of operations.

(ii)	In December 2004, the HKICPA issued HKAS 17, “Leases” and superseded the SSAP No. 14, “Leases (revised in 2000)”. The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. In accordance with the provisions of HKAS 17, a lease of land and building should be split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land element and the building element of the lease at the inception of the lease. The lease premium for land is stated at cost and amortized over the period of the lease whereas the leasehold building is stated at cost less accumulated depreciation. Currently, the Company does not expect the application of HKAS 17 will have a material impact on its financial position or results of operations.

(iii)	In March 2004, the HKICPA issued HKAS 23, “Borrowing costs” and superseded the SSAP no. 19, “Borrowing costs”. HKAS 23 allows entities to opt for a policy of either expensing all borrowing costs through consolidated statements of operations as they are incurred, or capitalizing borrowing costs when criteria under HKAS 23 are met. Currently, the Company chooses a policy of capitalizing borrowing costs as in the past when the criteria are met and does not expect the application of HKAS 23 will have a material impact on its financial position or results of operations.

(iv)	In March 2004, the HKICPA issued HKAS 27, “Consolidated and Separate Financial Statements” (revised in December 2004) and superseded the SSAP No. 32, “Consolidated Financial Statements and Accounting for Investment in Subsidiaries” and Interpretation 18 “Consolidation and Equity Method – Potential Voting Rights and Allocation of Ownership Interests. HKAS 27 modifies the conditions for excluding subsidiaries from consolidation. HKAS 27 also requires minority interests to be presented within equity, separately from the parent shareholders’ equity. Currently, the Company does not expect the application of HKAS 27 will have a material impact on its financial position or results of operations.

(v)	In March 2004, the HKICPA issued HKAS 31, “Interests in joint ventures” and superseded the SSAP no. 21, “Accounting for interests in joint ventures (revised in 2001)”. HKAS 31 allows venturers to choose an accounting policy for investments in jointly controlled entities (JCEs) using either the equity method or the proportionate consolidation method. Currently, the Company chooses accounting for investments in JCEs using equity method as in the past and does not expect the application of HKAS 31 will have a material impact on its financial position or results of operations.

(vi)	In December 2004, the HKICPA issued HKAS 40, “Investment Property” and superseded the SSAP No. 13, “Accounting for Investment Properties (revised in 2000)”. The adoption of HKAS 40 has resulted in a change in accounting policy for the APT Group’s investment property. Changes in valuation of the investment property were previously dealt with in an investment property revaluation reserve. Following the adoption of HKAS 40, all changes in valuation of the investment property would be recognized in the consolidated statements of operations. On adoption, the HKAS 40 required the effect of applying this standard as an adjustment to the opening balance of retained earnings of the Company. Currently, the Company does not expect the application of HKAS 40 will have a material impact on its financial position or results of operations.

(vii)	In April 2004, the HKICPA issued Hong Kong Financial Reporting Standards (“HKFRS”) No. 2, “Share-based Payment”. HKFRS 2 addresses the accounting for share-based payment transactions in financial statements and requires an entity to measure the employee service received and the liability incurred at the fair value of the instrument at the grant date. The adoption of HKFRS 2 has resulted in a change in accounting policy for employee options. Prior to this, the provision of share options to employees did not result in a charge to consolidated statements of operations. Following the adoption of HKFRS 2, the share options would be measured at grant date. Currently, the Company does not expect the application of HKFRS 2 will have a material impact on its financial position or results of operations.

Recent US GAAP pronouncements

     Please see item 18 and note 22 (k) to the Audited Consolidated Financial Statements of the Company for recent US accounting pronouncements.

Commitments and Contingencies

     In the ordinary course of its business, the Company enters into commercial commitments for various aspects of operations, such as repair and maintenance. However, the Company believes that those commitments will not have a material effect on the Company’s financial condition, results of operations or cash flows.

     The following tables aggregate the contractual obligations and other commercial commitments of the Company as of December 31, 2004 (HK$ in millions):

     Contractual Obligations:

	Payments due by period
		Less than	1—3	4—5	After 5
	Total	1 year	years	years	years
US$240 million term loan facility(1)	975.8	66.3	228.4	387.9	293.2

Purchase obligations - the Company (2)	286.0	286.0	—	—	—

Operating leases (3)	4.1	4.1	—	—	—

Total contractual obligations	1,265.9	356.4	228.4	387.9	293.2

     Other Commercial Commitments:

	Amount of commitment expiration per period
	Total
	amounts	Less than	1 – 3	4 – 5	After 5
	committed	1 year	years	years	years
Other commercial commitments - the Company (4)	340.6	340.6	—	—	—
Deposit received	12.6	8.0	4.6	—	—
Deferred income	285.2	23.8	45.1	45.1	171.2
Total commercial commitments	638.4	372.4	49.7	45.1	171.2

(1)	This line item represents the cash obligations for principal payments of the Loan Facility. The Loan Facility was secured by the assignment of the construction, launching and related equipment contracts relating to satellites under construction and their related insurance claim proceeds, assignment of all present and future utilization agreements of their transponders of satellites under construction, launching and related equipment contracts.

(2)	This line item represents various purchase commitments entered into with the Company’s suppliers due to the long lead times required before the satellites become operational.

(3)	This line item represents future minimum payments under operating leases with remaining terms of one year or more.

(4)	This line item represents various purchase commitments authorized by the Company with its suppliers but not contracted at the balance sheet date.

     Contingencies:

     APT’s overseas withholding tax charged on certain transponder utilization income in respect of 1998 and before, calculated at the applicable rates based on the relevant transponder income earned in those years, and not provided for in the financial statements, amounted to approximately HK$75.9 million (US$9.7 million). (See Note 11 of the Company’s Consolidated Financial Statements). APT did not recognize liabilities as the Company’s position is that the applicable tax rules are effective from 1999 onwards. If such tax charge is claimed for the period from 1998 and before, it could result in a significant adverse effect on the Company’s financial condition.

     In 2003, APT received a letter from the Hong Kong Inland Revenue Department (“IRD”) in connection with the Profits Tax Return that IRD disagreed with APT on the capital gain claim of HK$389.7 million (US$50.0 million) in 1999 in relation to the transfer of substantially all of the satellite transponder capacities of APSTAR IIR for the rest of its useful life. APT has claimed the gain as a non-taxable capital gain in its 1999/2000 Profits Tax Return. The non-taxable claim is under review by the IRD which has proposed to treat the proceeds received as taxable income to this subsidiary with a corresponding entitlement to statutory depreciation allowance in respect of APSTAR IIR. For the year ended December 31, 2004, the tax effect of this event to APT is estimated to be HK$56.0 million (US$ 7.2 million).

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

     In addition, certain potential losses of a satellite or the satellite’s functionality may not be fully covered by APT Group’s launch or in-orbit insurance policies. For example, APT Group’s insurance coverage would not compensate it for business interruption and similar losses (including, among other things, loss of market share, loss of revenue and incidental and consequential damages). In the event that the insurance proceeds exceed the carrying amount of the satellites, the excess of the proceeds over the carrying value of the satellite would be recognized as income. Any shortfall between the insurance proceeds and the carrying amount of the satellites would be recognized in the statements of operations as expense.

Off-Balance Sheet Arrangements

     The Company does not have any off-balance sheet arrangements other than its operating leases.

Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

     Total Revenues. Total revenues for the year ended December 31, 2004 were HK$277.3 million (US$35.5 million), a decrease of HK$24.9 million (US$3.2 million), or 8.2%, as compared to total revenues of HK$302.2 million (US$38.7 million) for the same period in 2003. The decrease of revenues in 2004 was due to continued intense market competition, which put further downward pressure on transponder pricing, eroding the Company’s profit margins and leading to a further drop in revenues. The Company believes that the commencement of operations of APSTAR V and APSTAR VI will enhance the Company’s competitive position. By bundling broadcasting services and telecommunication services into a “one-stop” shop for communications services, the Company aims to further strengthen the utilization rates of its satellites as the regional economic outlook improves, in an effort to increase its profit margins.

     Total Costs and Expenses. The major components of total costs and expenses consist of cost of services, depreciation and amortization, and selling, general and administrative expenses. Total costs and expenses for the year ended December 31, 2004 were HK$323.4 million (US$41.5 million), a decrease of HK$31.8 million (US$4.0 million), or 9.0%, as compared to the same period in 2003. This decrease was primarily due to the decrease of HK$35.6 million (US$4.5 million) in cost of services, which was partially offset by an increase of HK$3.8 million (US$487 thousand) in selling, general and administrative expenses. Total costs and expenses as a percentage of revenues were 116.6% in the year ended December 31, 2004, as compared to 117.5% in the year ended December 31, 2003, as further discussed as below.

     Cost of Services, including Depreciation and Amortization. The major components of cost of services include depreciation and amortization, license fees, orbital slot management fees, in-orbit insurance and satellite operations services charges. The cost of services, including depreciation and amortization for the year ended December 31, 2004 was HK$244.7 million (US$31.4 million), a decrease of HK$35.6 million (US$4.5 million) or 12.7% when compared to the cost of HK$280.3 million (US$35.9 million) for the year ended December 31, 2003. The decrease was due to the decrease in depreciation and amortization incurred in running the business as further discussed as below.

     Cost of Services, excluding Depreciation and Amortization. Cost of services excluding depreciation and amortization for the year ended December 31, 2004 was HK$67.0 million (US$8.5 million), an increase of HK$22.7 million (US$2.9 million) or 51.2% as compared to cost of services of HK$44.3 million (US$5.7 million) for the year ended December 31, 2003. The increased cost of services is mainly due to the payment of in-orbit insurance for APSTAR V, which began operation on August 13, 2004, while there were no such related expenses in 2003 for APSTAR V. Furthermore, a full year’s result is reflected in 2004 while only a 3-month result is reflected in 2003 in respect of the Company’s acquisition of the satellite-based external telecommunications business of a jointly controlled entity on October 10, 2003.

     Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2004 was HK$177.7 million (US$22.8 million), a decrease of HK$58.3 million (US$7.4 million) or 24.7% as compared to depreciation and amortization of HK$236.0 million (US$30.2 million) for the year ended December 31, 2003. This decrease was mainly due to firstly, an impairment loss that was recognized in respect to communication satellites for the year ended December 31, 2003, secondly, the Company revised its estimate of the remaining useful life of APSTAR IA by extending 6 months. As a result, depreciation recorded for the year ended December 31, 2004 was decreased.

     Selling, General and Administrative Expenses. The major components of selling, general and administrative expenses include depreciation and amortization, staff costs, office rental expenses, office general expenses, provision for bad and doubtful receivables, and marketing and promotion expenses. Selling, general and administrative expenses for the year ended December 31, 2004 were HK$78.7 million (US$10.1 million), an increase of HK$3.8 million (US$487 thousand), or 5.1%, as compared to selling, general and administrative expenses of HK$74.9 million (US$9.6 million) for the year ended December 31, 2003. This increase was largely due to reflection of full year’s result in 2004 while only 3-month result in respect of the Company’s acquisition made reflected in 2003 as discussed above.

     Other Operating Revenues. The major components of other operating revenues consist of interest income and other income and the reasons for such decrease as discussed below. Aggregate non-operating items resulted in income of HK$9.3 million (US$1.2 million) in the year ended December 31, 2004, a decrease of HK$23.7 million (US$3.0 million), or 71.8%, as compared to the revenues of HK$33.0 million (US$4.2 million) for the year ended December 31, 2003.

     Interest Income – Net. Interest income - net was HK$7.3 million (US$937 thousand) in the year ended December 31, 2004, an increase of HK$200 thousand (US$27 thousand), or 2.8%, as compared to the interest income of HK$7.1 million (US$910 thousand) for the year ended December 31, 2003.

     Other Income. Other income was HK$2.0 million (US$259 thousand) in the year ended December 31, 2004, decrease of HK$23.9 million (US$3.1 million), or 92.3%, as compared to other income of HK$25.9 million (US$3.3 million) in the year ended December 31, 2003. The decrease was mainly due to a compensation payment of HK$13.5 million (US$1.7 million) from a jointly controlled entity for the early termination of services and a facilities lease as the result of the jointly controlled entity’s reorganization in October 2003 that was recognized in 2003, while there was no such income recognition in 2004.

     Impairment Loss Recognized In Respect to Property, Plant and Equipment. Impairment loss recognized in respect to property, plant and equipment of HK$1.8 million (US$231 thousand) was recognized for the year ended December 31, 2004 with respect to the Company’s construction in progress as compared to impairment loss recognized in respect to communication satellites of HK$129.1 million (US$16.5 million) for the year ended December 31, 2003. Impairment loss on construction in progress and communication satellites was recognized for the excess of the carrying value over the discounted expected future cash flow to be generated by the respective assets. For the year ended December 31, 2004, the Company re-assessed the discounted expected future revenues of the broadband project, which the Company expects the future revenues to be lower than originally projected.

     Under US GAAP no impairment loss was recognized on this construction in progress, please refer to Item 18 and Note 22(a)(v) to the Audited Consolidated Financial Statements of the Company.

     Borrowing Costs. For the year ended December 31, 2004 the Company incurred finance costs of HK$20.8 million (US$2.7 million) representing capitalized interest expenses of HK$17.2 million (US$2.2 million) incurred under the Loan Facility and other related finance costs of HK$3.6 million (US$462 thousand) as part of satellite construction costs. As APSTAR V has commenced commercial operation on August 13, 2004, the Company no longer capitalized the finance costs of HK$4.1 million (US$529 thousand) from that date but expensed it to the statements of operations. For the year ended December 31, 2003, no interest expenses were recorded because the interest expenses incurred under the Loan Facility were capitalized as part of satellite construction costs. The interest expenses of HK$6.6 million (US$846 thousand) and other related cost of HK$1.2 million (US$154 thousand) incurred in obtaining the loans were capitalized.

     Share of Losses of Jointly Controlled Entities. Share of losses of jointly controlled entities was HK$509 thousand (US$65 thousand) for the year ended December 31, 2004, a decrease of HK$64.3 million (US$8.2 million) or 99.2% as compared to the share of losses of jointly controlled entities of HK$64.8 million (US$8.3 million) for the year ended December 31, 2003. The decrease was mainly due to the share of impairment loss from one of the jointly controlled entities in respect of cables and satellite-based telecommunication equipment and property, and compensation expense for early termination of services and facilities lease for the year ended December 31, 2003 while no such expenses were recognized for the year ended December 31, 2004. The impairment loss recognized in 2003 on cable and satellite-based telecommunications equipment and property resulted primarily from excess capacities in the cable and satellite-based communications services markets during the continued downturn in the regional telecommunications sector, which exerted a downward pressure on pricing and the ability of the jointly controlled entity to grow its customer base, and partially due to write-downs in obsolete telecommunications equipment. As a result, projected cash flow was lower than the carrying value of the property and equipment and the shortfall was recognized as an impairment loss in 2003 consolidated statements of operations. Share of the impairment loss was HK$49.0 million (US$6.3 million) and share of the compensation expense was HK$7.4 million (US$949 thousand) in 2003. For results of operations and financial position of the jointly controlled entity, please refer to Exhibit 8.2 “Financial Statements of APT Satellite Telecommunications Limited”.

     Under US GAAP there has been an adjustment to share of loss of jointly controlled entities as a result of GAAP difference of depreciation of investment property of HK$1.8 million (US$231 thousand) for the year ended December 31, 2004, a decrease of HK$875 thousand (US$112 thousand) when compared to the depreciation of HK$875 thousand (US$112 thousand) for the year ended December 31, 2003. The decrease was mainly due to full year depreciation charge accounted for in year 2004 while only half-year depreciation charge accounted for in year 2003. For details, please refer to Item 18 and Note 22(a)(ii) to the Audited Consolidated Financial Statements of the Company.

     Provision for Income Taxes. Provision for income taxes was HK$16.6 million (US$2.1 million) in the year ended December 31, 2004, an increase of HK$4.9 million (US$628 thousand) or 41.9%, as compared to provision for income taxes of HK$11.7 million (US$1.5 million) for the year ended December 31, 2003. The increase was mainly due to the combined effect of decrease in both deferred tax written back and overseas withholding tax provided in year 2004. The decrease in overseas withholding tax provided in year 2004 is due to decrease in overseas income that is subject to tax while the decrease in deferred tax written back is mainly due to a certain leasing arrangement that is subject to tax was written back in year 2003 while no such written back in year 2004. The leasing arrangements entered in year 1994 provided the Company with an initial cash inflow in return for being responsible for the future obligations to make payments of taxation under the arrangements. Any differences between the initial benefit and the eventual tax liability were provided for over the lives to the relevant leases. The arrangement was completed in December 2003.

     Net Loss. Net loss for the year ended December 31, 2004 was HK$57.8 million (US$7.4 million), a decrease of HK$166.9 million (US$21.4 million), or 74.3%, as compared to the net loss of HK$224.7 million (US$28.8 million) for the year ended December 31, 2003. This decrease of net loss was due to all of the factors discussed above.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Total Revenues. Total revenues for the year ended December 31, 2003 were HK$302.2 million (US$38.7 million), a decrease of HK$49.2 million (US$6.3 million), or 14.0%, as compared to total revenues of HK$351.4 million (US$45.1 million) for the same period in 2002. This decrease was due primarily to the weakening of demand for transponder capacity in the Asia Pacific region and intense market competition that continued to exert downward pressure on the utilization rates of transponders during the year. The decrease in demand for transponder capacity was due to the sluggishness of the economy in the region, especially in the first half of 2003. The weakening of demand further worsened the problem of excess transponder capacity in the region. In the second half of 2003, while there were indications that the regional economic environment was improving, the market in the region remained highly competitive due to a number of factors: (i) there continued to be a significant excess capacity in transponder capacities with respect to transponders operating on both C-band and Ku-band in the region; (ii) there continued to be excess capacity in submarine cable capacities, particularly with respect to telecommunication services; (iii) APSTAR I and APSTAR IA are comparatively lower in transmission power and are close to retirement thereby making them less attractive to potential customers as compared to the newer satellites available. Intense market competition during 2003 forced transponder utilization fee down, eroding the Company’s profit margins.

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

     Cost of Services, excluding Depreciation and Amortization. Cost of services excluding depreciation and amortization for the year ended December 31, 2003 was HK$44.3 million (US$5.7 million), an increase of HK$2.3 million (US$295 thousand) or 5.5% as compared to cost of services of HK$42.0. million (US$5.4 million) for the year ended December 31, 2002. The increased cost of services is mainly due to the Company’s acquisition of the satellite-based external telecommunications business of a jointly controlled entity on October 10, 2003, with the cost of services incurred in running the business increasing accordingly.

     Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2003 was HK$236.0 million (US$30.2 million), an increase of HK$2.3 million (US$295 thousand) or 1.0% as compared to depreciation and amortization of HK$233.7 million (US$29.9 million) for the year ended December 31, 2002. This increase was mainly due to full year depreciation charge on uplink equipment for the year ended December 31, 2003 while only half year depreciation charge on the uplink equipment for the year ended December 31, 2002.

     Selling, General and Administrative Expenses. The major components of selling, general and administrative expenses include depreciation and amortization, staff costs, office rental expenses, office general expenses, provision for bad and doubtful receivables, and marketing and promotion expenses. Selling, general and administrative expenses for the year ended December 31, 2003 were HK$74.9 million (US$9.6 million), an increase of HK$5.0 million (US$641 thousand), or 7.2%, as compared to selling, general and administrative expenses of HK$69.9 million (US$9.0 million) for the year ended December 31, 2002. This increase was largely due to increases in receivable allowance and office expenses.

     Other Operating Revenues. The major components of other operating revenues consist of interest income and other income. Aggregate non-operating items resulted in income of HK$33.0 million (US$4.2 million) in the year ended December 31, 2003, a decrease of HK$39.3 million (US$5.0 million), as compared to the year ended December 31, 2002.

     Interest Income – Net. Interest income - net was HK$7.1 million (US$910 thousand) in the year ended December 31, 2003, a decrease of HK$15.1 million (US$1.9 million), or 68.0%, as compared to the year ended December 31, 2002, largely as a result of decreased interest income from short-term deposits at banks, which was due to both decreases in interest rates on bank deposits and in bank balances available for earning interest during 2003 due to increased capital expenditures for the year.

     Other Income. Other income was HK$25.9 million (US$3.3 million) in the year ended December 31, 2003, a decrease of HK$24.2 million (US$3.1 million), or 48.3%, as compared to other income of HK$50.1 million (US$6.4 million) in the year ended December 31, 2002. The decrease was mainly due to reversal of provision on regulatory matters previously recognized in relation to the transfer of the rest of the useful life of 43 transponders of APSTAR IIR of HK$47.2 million (US$6.1 million) for the year ended December 31, 2002, while no such amount was recognized in the year ended December 31, 2003. The regulatory matter concerned the requirement to retrofit satellite dishes under the terms of an agreement with an independent third party, which the Company determined it would not likely be required to do. For details of the reversal, see Note 19a to the Company’s audited Consolidated Financial Statements in the section entitled “Item 18. Financial Statements” of this Annual Report. In addition, a compensation payment of HK$13.5 million (US$1.7 million) from a jointly controlled entity for the early termination of services and a facilities lease as the result of the jointly controlled entity’s reorganization in October 2003 was recognized for the year ended December 31, 2003.

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

     Borrowing Costs. No finance costs were recorded for either year ended December 31, 2002 or 2003 because the interest expenses incurred under the US$240 million Loan Facility were capitalized as part of satellite construction costs. The interest expenses of HK$6.6 million (US$846 thousand) and other related cost of HK$1.2 million (US$154 thousand) incurred in obtaining the loans were capitalized for the year ended December 31, 2003 while interest expenses of HK$117 thousand (US$15 thousand) and other related cost of HK$2.1 million (US$269 thousand) were capitalized for the year ended December 31, 2002.

     Share of Losses of Jointly Controlled Entities. Share of losses of jointly controlled entities was HK$64.8 million (US$8.3 million) for the year ended December 31, 2003, an increase of HK$54.2 million (US$6.9 million) or 511.3% as compared to the share of losses of jointly controlled entities of HK$10.6 million (US$1.4 million) for the year ended December 31, 2002. The increase was mainly due to the share of impairment loss from one of the jointly controlled entities in respect of cables and satellite-based telecommunication equipment and property and compensation expense for early termination of services and facilities lease for the year ended December 31, 2003 while no such expenses were recognized for the year ended December 31, 2002. The impairment loss recognized on cable and satellite-based telecommunications equipment and property resulted primarily from excess capacities in the cable and satellite-based communications services markets during the continued downturn in the regional telecommunications sector, which exerted a downward pressure on pricing and the ability of the jointly controlled entity to grow its customer base, and partially due to write-downs in obsolete telecommunications equipment. As a result, projected cash flow was lower than the carrying value of the property and equipment and the shortfall was recognized as an impairment loss. Share of the impairment loss was HK$49.0 million (US$6.3 million) and share of the compensation expense was HK$7.4 million (US$949 thousand). For results of operations and financial position of the jointly controlled entity, please refer to Exhibit 8.2 “Financial Statements of APT Satellite Telecommunications Limited”.

     Under US GAAP there has been an adjustment to share of loss of jointly controlled entities as a result of GAAP difference of depreciation of investment property of HK$875 thousand (US$112 thousand) for the year ended December 31, 2003 while no such adjustment in year 2002, The investment property was still under development and not completed until June 24, 2003, so no depreciation was charged before the completion date. For details, please refer to Item 18 and Note 22(a)(ii)to the Audited Consolidated Financial Statements of the Company.

     Provision for Income Taxes. Provision for income taxes was HK$11.7 million (US$1.5 million) in the year ended December 31, 2003, a decrease of HK$25.1 million (US$3.2 million) or 68.2%, as compared to provision for income taxes of HK$36.8 million (US$4.7 million) for the year ended December 31, 2002. The decrease was mainly due to the Company incurring a loss during the year as the result of decreased revenue from overseas customers and the adoption by the Company of a new accounting policy effective January 1, 2003 under Hong Kong GAAP, which allowed for the recognition of deferred tax in the balance sheet. During the year ended December 31, 2003, the Company recognized HK$9.4 million (US$1.2 million) in deferred taxes to comply with this new accounting policy. On the other hand, the change in Hong Kong Profits Tax rate from 16% to 17.5% with effect from March, 2003 has led to an increase in deferred tax liabilities of the Company. The net effect has led to a decrease in provision for income tax.

     Net Loss. Net loss for the year ended December 31, 2003 was HK$224.7 million (US$28.8 million), an increase of HK$249.1 million (US$31.9 million), or 1020.9%, as compared to the net income of HK$24.4 (US$3.1 million) for the year ended December 31, 2002. This decrease of net income was due to all of the factors discussed above.

Liquidity and Capital Resources

     Sources of Cash and Credit Available

     Since the Company’s initial public offering, it has financed its operations primarily through cash flows from operations. On August 18, 1999, APT entered into an agreement with Loral Asia Pacific Satellite (HK) Ltd. (“Loral Asia”), a wholly-owned subsidiary of Loral Space and Communications Limited, for the transfer of 43 of the 44 transponders of APSTAR IIR. The Company has received a total of approximately US$273 million from Loral Asia. This greatly increased the Company’s cash on hand in 1999 and 2000.

     As of December 31, 2004, the Company had HK$673.8 million (US$86.4 million) of available cash, HK$21.1 million (US$2.7 million) of restricted cash and HK$311.2 million (US$39.9 million) available credit from the Loan Facility.

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

     The Company makes periodic satellite project progress payments relating to construction of satellites, launching and related services, insurance costs and finance costs on amounts borrowed to finance such expenses. Upon the commencement of commercial service of an APT satellite, satellite project progress payments relating to the satellite are transferred in full to property, plant and equipment.

     The total cost for the communication satellites held under finance leases in connection with the APT transponders of APSTAR V amounted to US$148.4 million. The Company expects total capital expenditures for the design, construction and launch of APSTAR VI to be approximately US$225 million.

     The Company estimates that cash outflow for capital expenditures in 2005 relating to expenditures for the construction, launch service and launch insurance for APSTAR VI will be approximately HK$585.5 million (US$75.1 million). The Company expects that financing for APSTAR VI will be provided by internal resources, future cash flow from operations and amounts borrowed under the Loan Facility. As of December 31, 2004, the Company had HK$673.8 million (US$86.4 million) of cash and HK$311.2 million (US$39.9 million) available credit under the Loan Facility. The Company believes that it will have sufficient funds to meet all of its capital expenditure needs. There can be no assurance, however, that the Company’s assumptions with respect to costs for future construction and launch of its satellites will be correct, or that funds available to it from the sources discussed above will be sufficient to cover any shortfall in funding for additional launches caused by launch failures, cost overruns, delays, capacity shortages or other unanticipated expenses.

     In addition, if the Company was to consummate any strategic transactions or undertake any other project requiring significant capital expenditures, it may be required to seek additional financing. There can be no assurance that additional funds will be available at all or that, if available, will be obtained at terms favorable to the Company.

     Contractual Obligations and Other Commercial Commitments

     For capital commitments in respect of capital expenditures, see “Item 5. Contractual Obligations and Commercial Commitments.”

     Cash Flow Items

     Net Cash Provided by Operating Activities

     Net cash provided by operating activities amounted to HK$233.4 million (US$29.9 million) for the year ended December 31, 2004, an increase of HK$142.1 million (US$18.2 million), or 155.6%, compared to net cash provided by operating activities of HK$91.3 million (US$11.7 million) for the year ended December 31, 2003. The increase in net cash provided by operating activities over the period was principally due to the prepayment by SingTel of transponder utilization income of HK$231.3 million (US$29.7 million) for the remaining life of APSTAR V in 2004.

     Net Cash Used in Investing Activities

     Net cash used in investing activities was HK$364.5 million (US$46.7 million) for the year ended December 31, 2004, a decrease of HK$224.8 million (US$28.8 million), or 38.2%, compared to net cash used in investing activities of HK$589.3 million (US$75.5 million) for the year ended December 31, 2003. The decrease in net cash used in investing activities over the period was mainly due to the reduction of progress payment for the construction of APSTAR V and APSTAR VI.

     Net Cash Provided by Financing Activities

     Net cash provided by financing activities was HK$257.9 million (US$33.1 million) for the year ended December 31, 2004, an increase of HK$39.0 million (US$5 million), or 17.8%, compared to net cash provided by financing activities of HK$218.9 million (US$28.1 million) for the year ended December 31, 2003. The increase in net cash provided by financing activities over the period was primarily the result of new borrowings under the secured bank loans for APSTAR VI of HK$273.8 million (US$35.1 million) while the net new borrowings was HK$220.5 million (US$28.3 million) in 2003.

     Financing

     On December 16, 2002, APT entered into a US$240 million secured term loan facility (the “Loan Facility”). The Loan Facility was amended by a Deed of Amendment and Restatement on October 27, 2004 and Second Deed of Amendment and Restatement on May 18, 2005. Accordingly the unutilized portion for the facilities with respect to APSTAR V and the backup satellite were cancelled due to the availability of a drawing period under the facility with respect to APSTAR V having expired at end of 2003. The aggregate Loan Facility was reduced to US$165 million, the repayment date of the first installation under facility with respect of APSTAR V was extended to six months after the successful launch and in-orbit testing of APSTAR V and certain financial covenants were amended. As at December 31, 2003 and 2004, the aggregate borrowings under the Loan Facility were HK$702 million (US$90.0 million) and HK$975.8 million (US$125.1 million), respectively. As at December 31, 2003 and 2004, the assets under fixed charge were APSTAR V and APSTAR VI under construction with aggregate carrying value of approximately HK$2,015.3 million (US$258.4 million) and HK$2,398.2 million (US$307.5 million), respectively and bank deposit of approximately HK$111.5 million (US$14.3 million) and HK$20.8 million (US$2.7 million), respectively. In addition, APT has undrawn committed facilities of HK$311.2 million (US$39.9 million). As of

December 31, 2004, the Company complied with all the financial covenants over the past twelve-month period. Due to the delay in the launch of APSTAR VI, the Company obtained a confirmation letter from its banks in March 2005. Pursuant to the confirmation letter, the availability period of drawing under the Loan Facility with respect to APSTAR VI was extended to June 30, 2005.

     In the event that the Company is unable to extend the Loan Facility, the Company will consider possible alternative sources of financing such as entering a new secured term loan credit facility with guarantees by the Principal Shareholders to repay in full the existing Loan Facility and other capital expenditure requirements. There can be no assurance that alternative sources of financing will be available at all or that, if available, will be obtained at terms as favorable as the terms contained in the Loan Facility.

     The Loan Facility is secured by the assignment of the construction, launching and related equipment contracts relating to APSTAR V, APSTAR VI and their related insurance claim proceeds, assignment of all present and future utilization agreements of the transponders of satellites under construction, assignment of all present and fixed charges over certain bank accounts which will hold receipts of the transponder income and the termination payment under construction, launching and related equipment contracts. Pursuant to the Loan Facility, any insurance claim proceeds and contract termination payments must be deposited in a designated account and withdrawal of any amount from this designated account may only occur in accordance with the terms of the Loan Facility.

     The Loan Facility limits the amount of annual dividends that the Company may pay its shareholders which limit is tied to certain EBITDA and cash to debt service ratios contained therein. The Loan Facility includes covenants customary for agreements of this type, including restrictions on the Company’s and its subsidiaries’ ability to incur indebtedness, certain ownership restrictions, certain restrictions on the Company’s ability to pay dividends, restrictions on affiliated transactions, certain financial covenants, covenants with respect of compliance with laws, maintenance of licenses and permits required for APT’s business and a requirement that all future transponder utilization agreements be entered into on an arms-length basis. Among other things, APT has undertaken to ensure that APT International directly owns at least 50.01% of the voting rights in the Company. The Loan Facility also contains financial covenants, including maintenance of collateral coverage ratio, minimum net worth and minimum EBITDA. The Loan Facility also contains customary limitations, including those on dividend, investments, capital expenditures, change of controlling shareholders, creating liens and transactions with affiliates. No assurance can be given that APT will be able to meet any of the financial performance covenants contained in the Loan Facility.

Forward Looking Statements

     This report contains statements and other information made by or on behalf of the Company that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.

     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.

     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xii) the ability to retain and recruit qualified personnel; (xiii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiv) political and social developments, including war, civil unrest or terrorist activity; and (xv) the Company’s success at managing the risks involved in the foregoing.

     The Company cautions you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

Other

     Exchange Rates

     Substantially all of APT’s historical revenues from transponder capacity utilization, premiums for satellite launch and in-orbit insurance coverage, debt service and capital expenditures have been denominated in US Dollars. The remaining revenues and expenses have been primarily denominated in Hong Kong Dollars, which are fully convertible into US Dollars, and the exchange rates for that currency against the US Dollar have been pegged since 1983. As the exchange rate between the Hong Kong Dollar and the US Dollar has been pegged, the Company does not engage in or plan to engage in hedging activities to offset risks of exchange rate fluctuations. There can be no assurance that the exchange rates will remain stabilized in the future. See “Exchange Rate Information.” On December 31, 2004, all of the Company’s material contracts and obligations were denominated in US Dollars.

     Inflation

     Inflation has not materially affected the Company’s operations during its operating history.

     Taxation

     The Company’s profits/(loss) for the years ended December 31, 2002, 2003 and 2004, which are deemed to be Hong Kong-sourced are subject to Hong Kong profits tax, which was levied at the rate of 16%, 17.5% and 17.5%, respectively. Offshore interest income and capital gains derived by the Company is not subject to Hong Kong profits tax.

     The overseas withholding tax is currently charged at the rate of 10% on transponder utilization income in 2002, 2003 and 2004, respectively.

     Subsidiaries of the Company in the PRC are currently subject to PRC income tax and charged at the rates of 15% and 33% in Shenzhen and Beijing, respectively, in 2002, 2003 and 2004.

     US GAAP Reconciliation

     The Company’s financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from US GAAP. The differences impacting the Company are presented in Note 22 to the Audited Consolidated Financial Statements of the Company.

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

     The directors and executive officers of APT Holdings are set forth below.

			Date First
			Elected or
Name	Age	Position	Appointed
Executive Directors
Chen Zhaobin	49	Director and President	2001
Tong Xudong	41	Director and Vice President (appointed March 29, 2004 and April 20, 2004 respectively)	2004

Non-executive Directors
Liu Ji Yuan	71	Chairman	1998
Zhang Hainan	60	Deputy Chairman (appointed March 29, 2004)	2004
Lim Toon	62	Director	1993
Wu Zhen Mu	59	Director	1998
Yin Yen-liang	54	Director	2003
Lim Wee Seng	51	Director (appointed December 20, 2004)	2003
Tseng Ta-mon	47	Alternate Director to Yin Yen-liang (appointed September 8, 2004)	2003
Kwok Kah Wai Victor	49	Alternate Director to Lim Toon and Lim Wee Seng (appointed December 20, 2004)	2004

Independent Non-executive directors

Yuen Pak Yiu, Philip	69	Director	1996
Huan Guocang	55	Director	2002
Lui King Man	50	Director (appointed August 18, 2004)	2004

Executive Officers
Cui Xinzheng	51	Vice President	2001
Lo Kin Hang, Brian	48	Vice President & Company Secretary	2002/1996
Chen Xun	34	Assistant President (appointed in July 2004)	2004
Yang Qing	41	Assistant President (appointed in July 2004)	2004

     Executive Directors

     Mr. CHEN Zhaobin, aged 49, was appointed as the Executive Director and President of the Company in February 2001. He is responsible for the overall management of the Company. Mr. Chen is also the Director of APT Satellite Company Limited, APT Satellite Investment Company Limited, Acme Star Investment Limited, APT Satellite Telewell Limited, APT Satellite Vision Limited, APT Satellite TV Development Limited, Skywork Corporation, APT Telecom Services Limited, Ying Fai Realty (China) Limited, APT Satellite Global Company Limited, APT Satellite Enterprise Limited and APT Satellite Link Limited, each of which is subsidiary of the Company. He is also the Chairman of the board of directors of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited (“APT International”), a substantial shareholder of the Company. Mr. Chen is also a Director of APT International. He graduated with a Bachelor’s Degree in Engineering from the Beijing University of

Posts and Telecommunications in 1982 and is accredited as a Senior Engineer. He held the posts of Deputy General Manager of China Telecommunications Broadcast Satellite Corporation (“ChinaSat”), Vice-Chairman and President of China Telecom (Hong Kong) Limited (presently known as China Mobile (Hong Kong) Limited) and China Telecom (Hong Kong) Group Limited, Director and Deputy President of Telpo Communications (Group) Limited, and the Deputy Director of the Office of Coordination Production of the Ministry of Posts and Telecommunications of the PRC (presently known as Ministry of Information Industry (“MII”)). Mr. Chen has many years of experience in post and telecommunication fields and in corporate management.

     Mr. TONG Xudong, age 41, was appointed as the Executive Director and Vice President of the Company in March and April 2004, respectively. Mr. Tong was also appointed as a member of the Nomination Committee and the Remuneration Committee of the Company on April 11, 2005. Mr. Tong is also a Director of APT Satellite Company Limited, APT Satellite Investment Company Limited, APT Satellite Vision Limited, APT Satellite TV Development Limited, APT Satellite Global Company Limited, APT Satellite Enterprise Limited, APT Satellite Link Limited, APT Communication Technology Development (Shenzhen) Company Limited, CTIA Vsat Network Limited and Beijing Asia Pacific East Communication Network Limited (“BAPECN Limited”), each of which is a subsidiary of the Company. He is also the chairman of BAPECN Limited. He is also a Director of APT Satellite International Company Limited, a substantial shareholder of the Company. Mr. Tong graduated from Nanjing Aeronautic Institute in 1985 and obtained a Master’s Degree from Beijing Institute of Space Mechanics and Electricity, Chinese Academy of Space Technology in 1988. Immediately after his graduation, he served for the Beijing Institute of Space Mechanics and Electricity. In 1993, he further pursued his studies at Samara University of Aeronautics and Astronautics, in Russia. From May 1995 to June 2000, he served as the Vice-Director of Beijing Institute of Space Mechanics and Electricity and was appointed as professor in 1998. From June 2000 to December 2003, he was the Director of the same Institute. In 2003, he was appointed as the Vice-President of the Chinese Academy of Space Technology. Mr. Tong is a standing committee member of Chinese Society of Space Research and Chairman of the Committee of Recovery and Reentry, Chinese Society of Astronautics.

     Non-Executive Directors

     Mr. LIU Ji Yuan, age 71, was appointed as the Chairman of the Company in June 1998. Mr. Liu is also a Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is a Director of APT Satellite International Company Limited, a substantial shareholder of the Company. Mr. Liu graduated from Bowman Polytechnic University, in Moscow, USSR (presently known as Russia) majoring in automatic and remote control, and obtained a Master’s Degree in 1960. After graduation, he was appointed consecutively as a Deputy Director and Director of the Twelfth Research Institute of the Seventh Ministry of Machinery Industry, Vice President of the China Academy of Launch Vehicle Technology under the Ministry of Astronautics and accredited as a Senior Engineer from May 1983 to March 1984, the Vice Minister of the Ministry of Astronautics and accredited as a Research Fellow from April 1984 to March 1988, and the Vice Minister of the PRC Ministry of Aerospace Industry (later known as China Aerospace Corporation) from April 1988 to April 1993. In April 1993, Mr. Liu was appointed as the Administrator (Ministerial) of China National Space Administration (CNSA), as well as the President of China Aerospace Corporation. In 1988, Mr. Liu was granted the award of National Outstanding Young and Middle-aged Expert in the PRC. In the same year, he was appointed as a visiting professor of Harbin Institute of Technology, Beijing University of Aeronautics and Astronautics, and Beijing Information Control Institute. After 1993, Mr. Liu was also appointed as the President of the Chinese Society of Astronautics, Member of International Academy of Astronautics, President (third-term) of China Automatic Measurement and Control Association, and Honorary Chairman of China Aerospace Industrial and Entrepreneurial Management Association.

     Mr. ZHANG Hainan, age 60, was appointed as a Non-executive Director and Deputy Chairman of the Company in March 2004. Mr. Zhang is also a Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also a Director of APT Satellite International Company Limited, a substantial shareholder of the Company. Mr. Zhang graduated from the Northwestern Polytechnical University in 1968 and was accredited as a senior engineer. Since 1984, he has been deputy director of Factory Number 782 and 762, the Ministry of Electronics Industry of China; deputy head and head of the Bureau of Electronics Industry, Shanxi Province; deputy head and head of Shanxi Economic and Trade Commission; and assistant to the governor of the Shanxi Province government, among others. In 2001, he was transferred to China Satellite Communications Corporation, the holding company of one of the shareholders of APT Satellite International Company Limited, as deputy general manager and general manager. Mr. Zhang has many years of experience in government and corporate management.

     Mr. LIM Toon, age 62, has been a Director of APT Satellite Company Limited since February 1993 and was appointed as a Non-Executive Director of the Company in October 1996. Mr. Lim is also a Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also a Director of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited, a substantial shareholder of the Company. Mr. Lim is also a Director of APT Satellite International Company Limited. In 1966, Mr. Lim graduated from the University of Canterbury in New Zealand, with a first class honours degree in Engineering. In 1975, Mr. Lim obtained a Postgraduate Diploma in Business Administration from the University of Singapore. He attended the Advanced Management Programme at Harvard Business School in 1992. He has been the Chief Operating Officer of SingTel, the holding company of one of the shareholders of APT Satellite International Company Limited, since April 1999 and has worked for Singapore Telecom since 1970, serving in various appointments of engineering, radio services, traffic operations, personnel & training and information systems departments. He was appointed Executive Vice President of Network Services in April 1989 and Executive Vice President of International Services in April 1994. He was awarded the Efficiency Medal in 1978 and the Public Administration Medal (Gold) in 1991 by the Singapore government. He is presently a Director of a number of overseas companies.

     Mr. WU Zhen Mu, age 59, was appointed as a Non-Executive Director of the Company in June 1998. Mr. Wu is also a Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. Mr. Wu is a Director of APT Satellite International Company Limited, a substantial shareholder of the Company. Mr. Wu graduated with a degree in Manufacturing Engineering from the Beijing Institute of Aeronautics in 1969 and obtained a Master’s Degree in Electro-Mechanical Automation from the same institute in 1981. He was a lecturer at the Zhengzhou Institute of Aeronautics from 1970 through 1979 and had been a lecturer, associate Professor and Professor in Beijing University of Aeronautics and Aerospace from 1982 to 1993. Since then, he has been appointed as a Professor of the Commission of Science and Technology of China Aerospace Corporation.

     Dr. YIN Yen-liang, age 54, was appointed as a Non-Executive Director of the Company in January 2003. Dr. Yin is also a Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. Dr. Yin is a Director of APT Satellite International Company Limited, a substantial shareholder of the Company. Dr. Yin graduated with an MBA Degree from National Taiwan University in 1983 and received a PhD Degree in Business Administration from National Chengchi University in 1987. He has been President of the Ruentex Group, the holding company of one of the shareholders of APT Satellite International Company Limited, since 1994 and concurrently holds the position of Executive Director of SinoPac Holdings Co., Ltd., Executive Director of Bank SinoPac, Director of Acer Incorporate, and Chairman of Aetna SinoPac Credit Card Company Limited.

     Mr. LIM Wee Seng, age 51, was appointed as a Non-Executive Director of the Company on December 20, 2004. Mr. Lim had been an Alternate Director to Mr. Lim Toon and Mr. Tay Chek Khoon, non-executive directors of the Company, from September to December in 2004. He also had been an Alternate Director to Mr. Lim Shyong, a non-executive director of the Company, from September 2003 to September 2004. Mr. Lim is also a Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is a Director of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited , a substantial shareholder of the Company. Mr. Lim is a Director of APT International. Mr. Lim graduated from the University of Singapore with a First Class Honours Degree in Bachelor of Engineering (Electrical and Electronics) in 1979 and subsequently obtained a Master of Science (Electrical Engineering) Degree in 1985. He has been with SingTel, the holding company of one of the shareholders of APT International, since 1979 and has held management positions in various areas including engineering, radio services, network, carrier wholesale business and strategic investment. From 1998 to 2000, he was the Managing Director of SingTel’s subsidiary company in UK, responsible for setting up and running SingTel’s voice and data business in Europe. He was also a member of the Singapore ST-1 satellite planning team in 1991 to 1993. Mr. Lim is currently Director of Strategic Investment in SingTel and is responsible for mergers, acquisitions and monitoring of SingTel’s joint venture companies.

     Mr. TSENG Ta-mon, age 47, was appointed as an Alternate Director to Dr. Yin Yen-liang, a non-executive director of the Company, on September 8, 2004. He had been a Non-Executive Director of the Company from July 2003 to September 2004. Mr. Tseng is also an Alternate Director to Dr. Yin Yen-liang, a Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. Mr. Tseng is also an Alternate Director to Dr. Yin Yen-liang, a director of APT Satellite International Company Limited, a substantial shareholder of the Company. Mr. Tseng graduated with an LL.B. Degree from National Chengchi University in 1980 and subsequently received an LL.M. Degree from University College London in 1982 and an LL.B. Degree at University of Cambridge in 1984. He also graduated from the Inns of Court School of Law of Middle Temple in 1985 and became Barrister-at-Law in the same year. He was the Specialist of the Board of International Trade from 1985 to 1987. He was also the Partner at Dong & Lee from 1987 to 1992. He has been the Counsel of the Ruentex Group, the holding company of one of the shareholders of APT Satellite International Company Limited, since 1992.

     Mr. KWOK Kah Wai Victor, aged 49, was appointed as an Alternate Director to Mr. Lim Toon and Mr. Lim Wee Seng, Non-Executive Directors of the Company, on December 20, 2004. Mr. Kwok had been a Vice President of the Company from March 2001 to June 2004, and is responsible for the Marketing and Sales division of the Company. Mr. Kwok is also an Alternate Director to Mr. Lim Toon and Mr. Lim Wee Seng, directors of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also an Alternate Director to Mr. Lim Toon and Mr. Lim Wee Seng, directors of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Kwok is also the Alternate Director to Mr. Lim Toon and Mr. Lim Wee Seng, directors of APT Satellite International Company Limited. Prior to joining the Company, Mr. Kwok was the Managing Director of Global Services Development at SingTel, the holding company of one of the shareholders of APT Satellite International Company Limited. Mr. Kwok established SingTel’s global communication network and services, ConnectPlus, as well as SingTel’s global internet backbone to the US and the Asian region, SingTel IX. Mr. Kwok has also been active in the alliance development works during this period. Mr. Kwok has been with SingTel for the last twenty years and has held management positions in Corporate Product Marketing and Corporate Account Management. Mr. Kwok has been seconded to be the Managing Director of STI Svenska in 1995 and Acting CEO of SingCom, Australia in 1994. Mr. Kwok is currently the Senior Director of the Regional Satellite Business Group of SingTel. Mr. Kwok graduated from National University of Singapore with an Honors Degree in Electrical Engineering in 1981 and an MBA degree in 1987. Mr. Kwok also attended the Harvard Business School’s International Senior Management Program in May 1993.

     Independent Non-Executive Directors

     Mr. YUEN Pak Yiu, Philip, age 69, was appointed as an Independent Non-executive Director of the Company in October 1996. Mr. Yuen was also appointed as the Chairman of the Nomination Committee of the Company and as a member of the Remuneration Committee of the Company on April 11, 2005. Mr. Yuen is also the Chairman of the Audit Committee of the Company. He graduated from Law School in England in 1961 and commenced the practice of law in Hong Kong in 1962. In 1965, he established his solicitors’ firm, Yung, Yu, Yuen & Co., and now is the principal partner in the firm. Mr. Yuen has over 30 years of experience in the legal field and has been a Director of a number of listed companies including Henderson Investment Limited, Henderson China Holdings Limited and Melbourne Enterprises Limited. He is a Director of the China Appointed Attesting Officers Association in Hong Kong, a Standing Committee Member of the China Chamber of Commerce of Hong Kong, a Member of the National Committee of Chinese Peoples’ Political Consultative Conference, an Arbitrator at the China International Economic & Trade Arbitration Commission and an Adviser of Hong Kong Affairs to the PRC government.

     Dr. HUAN Guocang, age 55, was appointed as an Independent Non-executive Director of the Company in August 2002. Dr. Huan was also appointed as a member of the Nomination Committee and the Remuneration Committee of the Company on April 11, 2005. Dr. Huan is also a member of the Audit Committee of the Company. He is the Head of Investment Banking, Asia Pacific of The Hongkong and Shanghai Banking Corporation Limited (“HSBC”). Before joining HSBC, he was Managing Director and Co-Head of Investment Banking, Asia Pacific of Salomon Smith Barney. Dr. Huan has more than 15 years of investment banking experience and has held senior positions at the Brookings Institution, the Atlantic Council of the U.S., J.P. Morgan & Co., BZW Asia Limited, and Columbia University. Dr. Huan holds a Ph.D. degree in International Political Economy from Princeton University,

Master of Arts in International Relations from Columbia University and Master of Arts in International Economics from the University of Denver.

     Dr. LUI King Man, aged 50, was appointed as an Independent Non-Executive Director of the Company on August 18, 2004. Dr. Lui was also appointed as the Chairman of the Remuneration Committee of the Company and a member of the Nomination Committee of the Company on April 11, 2005. Dr. Lui is also a member of the Audit Committee of the Company. Dr. Lui has been a practicing Certified Public Accountant in Hong Kong since 1989, and established his accounting firm K.M. LUI & CO in the same year. Before commencing his own practice, Dr. Lui worked with an international accounting firm and a listed commercial bank. Dr. Lui received his accountancy education in United Kingdom in 1980 and attained professional accountant qualification in 1985. He is a Fellow of The Chartered Association of Certified Accountants and Associate member of The Hong Kong Society of Accountants. Dr. Lui obtained an MBA Degree from Heriot-Watt University in 1997 and received a Doctoral Degree in Business Administration from The University of Hull in 2004. Dr. Lui has over 23 years experience in accounting, finance, business acquisition and auditing fields. He has been a consultant of a number of commercial and non-commercial organizations.

     Senior Management

     Mr. CUI Xinzheng, aged 51, was appointed as an Executive Director and Vice President of the Company in February 2001. He is also a Director of Acme Star Investment Limited, APT Satellite Telewell Limited, Skywork Corporation, Haslett Investments Limited, APT Telecom Services Limited and APT Communication Technology Development (Shenzhen) Company Limited (“APT Shenzhen”), each of which is a subsidiary of the Company. He is also the chairman and the general manager of APT Shenzhen. He is also the Director of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited, a substantial shareholder of the Company. He served as the Director of General Office, Deputy Director of ChinaSat; the Deputy Director of Research Division of Beijing Micro-Electronics Technology Institute. He graduated from Graduate School of Chinese of Social Sciences Academy. He has 30 years of experience in economics management and has significant experience in the operation of satellite telecommunications. Mr. Cui resigned as Executive Director of the Company on September 8, 2004 but remains as a Vice President of the Company.

     Dr. LO Kin Hang, Brian, age 48, has been the Vice President of the APT Group since April 2002 and Company Secretary (since October 1996) of the Company. Dr. Lo joined the Company in September 1996 and was the Assistant to the President (since December 1997). He graduated with an Associateship in Production and Industrial Engineering and an M.Sc. Degree in Information Technology from Hong Kong Polytechnic University, a MBA Degree from the University of Wales, UK, and a Doctor Degree of Business Administration from the University of Hull, UK. He has attained several professional qualifications including Chartered Engineer, Member of the Institute of Electrical Engineers and is a Fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom and a Fellow of the Hong Kong Institute of Company Secretaries. Prior to joining the APT Group, he was a Director and senior management executive responsible for financial and investment management and the company secretary of a publicly listed company in Hong Kong. Dr. Lo has over 18 years’ experience in corporate and project management.

     Mr. CHEN Xun, aged 34, has been an Assistant President of the Company since July 2004. He joined the Company in 2000 and has worked as the Director of Engineering and Technical Operations Department and the Deputy Chief Engineer of APT Group. Mr. Chen graduated from the Department of Computer and Telecommunications of Chongqing Institute of Post & Telecommunications. He has been working for China Telecommunications Broadcast Satellite Corporation from 1992 to 1999 before joining the APT Group.

     Mr. YANG Qing, aged 41, has been an Assistant President of the Company since July 2004. He joined the Company in 2000. He had worked as the Deputy Director of the Engineering and Technical Operations Department of APT Group. Mr. Yang graduated from the Department of Flight Vehicle Engineering of Beijing Institute of Technology in June 1985. During the period from July 1985 to December 1999, he worked for CALT (China Academy of Launch Vehicle Technology) and was designated as Senior Engineer and the Deputy Director of systems designer of LM-2C launch vehicle by CALT before joining APT Group.

Compensation

     In the annual general meeting of the Company held on May 22, 2001, a resolution was adopted, terminating the Share Option Scheme which was originally adopted on December 3, 1996 ( “Scheme 1996”). No options have been granted under Scheme 1996. At the same annual general meeting, the Company approved and adopted a new share option scheme (“Scheme 2001”). In compliance with the new requirements of the Listing Rules in September 2001, the Company adopted another new share option scheme (“Scheme 2002”) at its 2002 annual general shareholders meeting, and the Company will only grant new options under Scheme 2002. Since then, no further options have been granted under Scheme 2001, however, all the options that have been granted under Scheme 2001 shall remain valid until their expiry.

     Under Scheme 2001, on June 19, 2001, the Company granted a total of 14,650,000 share options, exercisable within the period from May 22, 2003 to May 21, 2011 and all at an exercise price of HK$2.765. The grantees paid a nominal consideration of HK$1 each. No options have been granted under Scheme 2002 since its adoption. Since the adoption of Scheme 2002, no options have been granted under Scheme 2001, nor does the Company plan to grant any more options under such plan. As at December 31, 2004, the total number of outstanding options under the existing share option schemes (including Scheme 2001 and Scheme 2002) that have been granted and not yet exercised equals 8,450,000, which represents 2.05% of the issued share capital of the Company. Furthermore, under Scheme 2002, save for a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates according to the Listing Rules, the total number of ordinary shares (the “Shares”) to be issued upon exercise of the options granted to each eligible person (including both exercised and outstanding options) in any 12-month period may not exceed 1% of the Shares in issue. The exercise price (subscription price) must be determined by the Board of directors at the time of the making of the option grant, but in any case the exercise price cannot be lower than the highest of (i) the closing price of the Shares as stated in The Stock Exchange of Hong Kong Limited’s (“Stock Exchange”) daily quotations sheet on the date of the grant, which must be a trading day; (ii) the average closing price of the Shares as stated in the Stock Exchange’s daily quotations sheets for the five trading days immediately preceding the date of the offer of grant; and (iii) the nominal value of a Share. Whereas under Scheme 2001, the maximum entitlement of each eligible person was that the Shares issued or issuable under all options granted to such eligible person (including both exercised and outstanding options) upon such grant being made may not exceed 25% of the Shares of the Company for the time being issued and issuable under Scheme 2001. In addition, the subscription price was determined by the Board of Directors on a case-by-case basis and will not be less than the nominal value of the Shares nor at a discount of more than 20% below the average closing price of the Shares on the Stock Exchange as stated in the Stock Exchange’s daily quotation sheets on the five dealing days immediately preceding the date on which the invitation to apply for an option under Scheme 2001.

     In an effort to continue to provide incentives or rewards to the employees of the Company and in compliance with the new requirements in respect of a share option scheme under the Listing Rules of the Stock Exchange, which took effect on September 1, 2001, the Company proposed to the shareholders the adoption of Scheme 2002. Scheme 2002 was approved at the annual general shareholders meeting. Since its adoption, options are to be granted only Scheme 2002 and no longer under Scheme 2001. Nevertheless, Scheme 2001 will remain effective and the options granted on June 19, 2001 under Scheme 2001 will remain valid.

     Scheme 2002, the details of which were contained in the circular dispatched to the shareholders of the Company and which was adopted in the annual general meeting on May 22, 2002, is substantially similar to the Scheme 2001 except for certain significant and important differences, which are described in the Item 6 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated therein by reference.

     Scheme 2002 will remain in force for a period of 10 years commencing from May 22, 2002 until May 21, 2012. The shares allotted upon the exercise of options under Scheme 2002 will be subject to all the provisions of the Bye-laws of the Company and will rank pari passu in all respects with all the fully paid shares in issue.

     There was no compensation paid by the Company to directors for the year ended December 31, 2004.

     None of the Company’s directors and officers or affiliates of such persons is or has been indebted to the Company or any of its subsidiaries at any time since the beginning of the last completed fiscal year.

Board Practices

     Mr. Chen Zhaobin and Mr. Tong Xudong have entered into service contracts with the Company for an initial term of three years, commencing February 10, 2001 and April 20, 2004, respectively, and continuing thereafter until terminated by either party giving to the other not less than six months’ notice.

     Except as disclosed above, no Director has a service contract with the Company or its subsidiaries, which is not determinable by APT Group within one year without payment of compensation (other than statutory compensation).

     The term of office of all directors except the Chairman of the Board, Mr. Liu Ji Yuan, and the President, Mr. Chen Zhaobin, is the period up to their retirement in accordance with Article 86(2) and 87 of the Company’s Bye-laws.

     The Audit Committee was formed by the Company on July 31, 1999. The Audit Committee currently consists of three non-executive directors, Mr. Yuen Pak Yiu, Philip (the Chairman of the Audit Committee), Dr. Huan Guocang and Dr. Lui King Man. The Board of Directors has determined that each of the members of the Audit Committee is currently independent under the rules of the New York Stock Exchange.

     Under its Charter (also known as terms of reference) as revised on April 11, 2005 and incorporated herein by reference, the Audit Committee is required to be composed of directors who are independent of the management of the Company and are free of any relationship that, in the opinion of the Company’s Board of Directors, would interfere with their exercise of independent judgment as Committee members. The Audit Committee is authorized by the Board of Directors to investigate any activity within its terms of reference and to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Audit Committee. It can also obtain support from outside legal or other independent professional advisors and experts. The Audit Committee meets at least twice a year and its duties are summarized as below:

—	to be primarily responsible for making recommendation to the Board on the appointment, reappointment and removal of the external auditor, and to approve the remuneration and terms of engagement of the external auditor;

—	to monitor integrity of and review significant financial reporting judgments of the half-year and annual financial statements;

—	to discuss problems and reservations arising from the interim and final audits;

—	to consider the major findings and internal investigations and management’s response;

—	to review the Company’s statement on financial controls, internal control system and risk management systems (where one is included in the annual report) prior to endorsement by the Board of Directors;

—	to review and monitor the external auditors’ independence and objectivity and effectiveness of the audit process in accordance with applicable standard, as well as the nature and scope of other professional services provided to the Company by the external auditor;

—	to review APT Group’s financial and accounting policies and practices;

—	to review periodically Company policy statements to determine their adherence to the Company’s codes of conduct;

—	to investigate any matter brought to its attention within the scope of its duties, and to retain outside legal counsel or other professional advice for this purpose if, in its judgment, that is appropriate; and

—	to consider other topics, as determined by the Board.

     On April 11, 2005, Nomination Committee and Remuneration Committee were formed. Messrs. Tong Xudong, Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man were appointed as the members of these two new committees. Mr. Yuen Pak Yiu, Philip and Dr. Lui King Man, the independent non-executive directors of the Company, were appointed as the Chairman of the Nomination Committee and the Remuneration Committee, respectively.

     The Nomination Committee, under its Charter (also known as terms of reference) as incorporated herein by reference and pursuant to the domestic corporate governance requirements, is required to be composed of a majority of members who should be independent non-executive directors and are independent of the management of the Company and are free of any relationship that, in the opinion of the Company’s Board of Directors, would interfere with their exercise of independent judgment as Committee members. The Nomination Committee is authorized by the Board of Directors to provide recommendations in respect of the composition of the Board, the appointments of Directors and the independence of independent non-executive directors. It shall also be entitled to access external professional advice whenever necessary. The Nomination Committee meets at least once a year and its responsibilities are summarized as below:

—	to review the structure, size and composition of the Board;

—	to identify individuals suitably qualified to become Board members;

—	to assess the independence of Independent Non-executive directors;

—	to make recommendations to the Board on matters relating to the appointment or re-appointments of Directors and succession planning for Directors in particular the Chairman and the President;

—	to establish the nomination procedures; and

—	to submit a work report to the Board yearly.

     The Remuneration Committee, under its Charter (also known as terms of reference) as incorporated herein by reference and pursuant to the domestic corporate governance requirements, the Remuneration Committee is required to be composed of a majority of members who should be independent non-executive directors and are independent of the management of the Company and are free of any relationship that, in the opinion of the Company’s Board of Directors, would interfere with their exercise of independent judgment as Committee members. The Nomination Committee is authorized by the Board of Directors for providing recommendations in respect of the remuneration of Directors and senior management staff and related policies. It shall also be entitled to access external professional advice whenever necessary. The Nomination Committee shall meet at least once a year and its responsibilities are summarized as below:

—	to make recommendations to the Board on policy and structure for all remuneration of Directors and senior management and on the establishment of a formal procedure for developing remuneration policy;

—	to determine the specific remuneration packages of all Directors and senior management, including benefits in kind, pension rights and compensation payments;

—	to review and approve the performance-based remuneration by reference to corporate goals and objectives resolved by the Board;

—	to review and approve the compensation payable to Directors and senior management;

—	to review and approve compensation arrangements relating to dismissal or removal of Directors;

—	to ensure that no Director or any of his/her associates is involved in deciding his own remuneration;

—	to formulate and review regularly the policy for the remuneration of Directors, assessing Directors’ performance and approving the terms of Directors’ service contracts; and

—	to submit a work report to the Board yearly.

Employees

     Including the executive directors and senior management of the Company, as of December 31, 2004, the Company had 158 full-time employees, of which 27 employees were in management, 131 were in engineering and operations, marketing, accounting and administration. The management of the Company will continue to closely monitor the number of employees ensuring that it is compatible and in line with the development and needs in the corporate strategies of the APT Group. The Company believes that its relations with its employees are good. A majority of APT’s technical and engineering staff employed at the satellite control center in Tai Po were originally seconded from affiliates of ChinaSat and China Aerospace.

     In December 2000, the Company changed its retirement benefits scheme to a Mandatory Provident Fund (“MPF”) pursuant to the MPF Legislation regulated by the Mandatory Provident Fund Schemes Authority in Hong Kong, effective December 1, 2000. In compliance with the MPF Legislation, the Company is required to participate in the MPF Scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees.

Share Option Schemes

     On May 22, 2002, the Company adopted Scheme 2002 and, from the date of such adoption, no further options are to be granted under Scheme 2001. Under Scheme 2001, on June 19, 2001, a total of 14,650,000 share options granted by the Company to the Eligible Employees, which are exercisable during the vesting period from May 22, 2003 to May 21, 2011. During 2004, no options were granted under Scheme 2002.

Share Ownership

     As at December 31, 2004, Dr. Lo Kin Hang, Brian, Vice President and Company Secretary of the Company, had personal interests in 5,000 ordinary shares of the Company.

     As at December 31, 2004, the options granted under Scheme 2001 to directors and chief executive were as follows:

Chen Zhaobin	(Executive Director & President)	2,200,000
Cui Xinzheng	(Vice President)	1,200,000
Lo Kin Hang, Brian	(Vice President & Company Secretary)	800,000

     All of the options indicated above, exercisable within the period from May 22, 2003 to May 21, 2011, were granted for a nominal consideration of HK$1 per grantee with an exercise price of HK$2.765 per share for the ordinary shares of the Company.

     On June 19, 2001, under Scheme 2001, the Company granted a total of 14,650,000 options to its employees in order to provide incentives to employees for their contribution to APT Group. The terms such as the exercise price and the expiration date of options are the same as the terms of the options granted to directors and senior management indicated above.

Service Agreements

     Mr. Chen Zhaobin and Mr. Tong Xudong entered into service contracts with the Company for an initial term of three years, commencing February 10, 2001 and April 20, 2004, respectively, and continuing thereafter until terminated by either party giving to the other not less than six months’ notice.

     Under the service contracts, Mr. Chen and Mr. Tong (the “Contracted Directors”) are each entitled to a basic salary payable monthly in arrears by the Company, with such basic salary subject to annual review by the Company’s board of directors. In addition, Mr. Chen is entitled to receive an annual discretionary bonus of such amount as determined by the board of directors, provided that the amount of discretionary bonus payable that the Contracted Directors by the Company in respect of any financial year shall not exceed an agreed percentage of the audited consolidated net income after taxation and minority interests but before extraordinary items of the Company for the relevant financial year. Each of the Contracted Directors is provided with housing allowance subject to an agreed maximum amount, which maximum amount may be revised from time to time by the board of directors. Each of the Contracted Directors is also entitled to receive certain other benefits such as the use a motor car, the provision of recreation club memberships and medical and personal accident insurance, and participation in the Company’s retirement scheme and any share option scheme for its employees.

     Other than the directors of the Company, the service contracts of senior executives have no definite terms of office, and may be terminated by either party giving not less than 4 months’ to 6 months’ notice or payment in lieu of notice. Under the service contracts, each of the executives is entitled to a basic salary together with a housing allowance payable monthly in arrears by the Company and one month double pay at the end of the calendar year, with such basic salary subject to annual review by the Company. In addition, each of the executives is entitled to a discretionary annual bonus based upon the Company’s performance. Each of the executives is also entitled to receive certain other benefits such as the provision of medical and personal accident insurance and participation in the Company’s retirement scheme and any share option scheme for its employees.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     Certain principal shareholders of the Company (“Principal Shareholders”) have provided substantial financial support since APT was founded, funding the design, construction and launch of APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V and APSTAR VI through equity contributions, shareholders’ loans and shareholder guarantees of bank loans used to finance or refinance the costs of satellite design, construction and launch. The Principal Shareholders have also provided significant human resources, technical and marketing support. When the Company was listed in December 1996, the Principal Shareholders of the Company were: CLTC, ChinaSat, China Aerospace, CASIL Satellite (formerly known as Chia Tai International Company Limited), China Travel (Macau), SingaSat, and Kwang Hua. Each Principal Shareholder held one-seventh of the total issued shares of APT International pursuant to the corporate restructuring undertaken in connection with the Company’s initial public offering in December 1996. The entire issued share capital of APT International comprises 700 shares at US$1.00 each. China Travel (Macau) and CLTC disposed their entire interest in APT International to ChinaSat on November 30, 1999, and SingaSat on May 30, 2000. The remaining Principal Shareholders that continue to hold Ordinary Shares are tabulated in footnote 2 to the following table.

     The following table describes the ownership of our Ordinary Shares as of March 31, 2005 by (i) each person or company known by us to own more than 5% of our Ordinary Shares, and (ii) all of our directors and officers as a group.

Identity of Person	Number of	Percent of
or Groups	Shares	Class (1)
China Telecommunications Broadcast Satellite Corporation (2) (3)	67,200,000	16.26%
China Aerospace Science & Technology Corporation (2) (4)	36,600,000	8.86%
CASIL Satellite Holdings Limited (2) (5)	45,000,000	10.89%
SingaSat PTE Ltd. (2) (6)	84,000,000	20.33%
Kwang Hua Development and Investment Limited (2) (7)	30,600,000	7.40%
Sinolike Investments Limited (5)	16,800,000	4.07%
APT Satellite International Company Limited (2)	214,200,000	51.83%
All Directors and Officers as a Group (17 persons)	5,000	*

*	Less than 1%

(1)	As of March 31, 2005, the total number of issued Ordinary Shares is 413,265,000.

(2)	The Principal Shareholders collectively hold in aggregate underlying ownership interests of 51.83% indirectly through APT Satellite International Company Limited (“APT International”), which holds 214,200,000 Ordinary Shares. The interest of each Principal Shareholder in APT International as of December 31, 2004 is:

ChinaSat	200 shares	28.57%
China Aerospace Science & Technology Corporation	100 shares	14.28%
CASIL Satellite Holdings Ltd.	100 shares	14.28%
SingaSat Pte. Ltd.	200 shares	28.57%
Kwang Hua Development and Investment Ltd.	100 shares	14.28%

(3)	China Telecommunications Broadcast Satellite Corporation (“ChinaSat”) is a PRC state-owned enterprise under the supervision of the MII. ChinaSat is the satellite operation arm of the MII. ChinaSat directly owns 6,000,000 Shares and indirectly owns, through its shareholdings in APT International, 61,200,000 Shares.

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

(5)	Chia Tai International Telecommunication Company Limited (“Chia Tai”) was wholly-owned by Telecom Holding Company Limited (“Telecom Holding”), which managed the investment in the Company of Telecom Asia Corporation Public Company Limited (“TelecomAsia”), a publicly listed company in Thailand. Telecom Holding disposed of its Chai Tai holdings in the Company to Sinolike Investment Limited (“Sinolike”) through a share transaction agreement on October 16, 1997. Chia Tai was renamed as CASIL Satellite Holdings Limited (“CASIL Satellite”) on May 6, 1998. Sinolike is a wholly owned subsidiary of China Aerospace International Holdings Limited (“CASIL”), which is a conglomerate listed in Hong Kong and is a 41.86% owned subsidiary of China Aerospace. CASIL Satellite directly owns 14,400,000 Shares and indirectly owns, through its shareholdings in APT International, 30,600,000 Shares. Sinolike also directly owns 16,800,000 Shares.

(6)	SingaSat PTE Ltd. (“SingaSat”) is wholly-owned by Singapore Telecommunications Limited (“SingTel”). SingTel is a telecommunications operating company and a holding company for over forty subsidiaries which provide a wide range of domestic, international and mobile telecommunications as well as postal services. SingTel is a publicly listed company in Singapore. SingaSat directly owns 22,800,000 Shares and indirectly owns, through its shareholdings in APT International, 61,200,000 Shares.

(7)	Kwang Hua Development and Investment Limited (“Kwang Hua”) is a Hong Kong incorporated venture capital company owned jointly by the Ruentex Group, one of the largest Taiwanese conglomerates, and China Development, a prominent financial and investment company in Taiwan. China Development is also an affiliate of the Ruentex Group. Kwang Hua indirectly owns, through its shareholdings in APT International, 30,600,000 Shares.

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

Related Party Transactions

     The Company has used CGWIC‘s Long March launch vehicles to launch all of its satellites to date except the launch of APSTAR V which was launched by Sea Launch on June 29, 2004. The Company may enter into further launch services contracts with CGWIC (or other affiliates of China Aerospace) in respect of the Company’s future satellites. Negotiations for each of the launch services contracts with CGWIC have been conducted on an arm’s length basis and any future negotiations with China Great Wall Industry Corporation would be similarly conducted.

     Apart from procuring launching service from CGWIC, on November 10, 2004 an agreement for right to design, construction, delivery and launch of APSTAR VIB was entered into between APT HK and CGWIC as a contingency plan if the launch of APSTAR VI was unsuccessful. In the opinion of the Directors such a transaction was conducted in the ordinary and usual course of business of APT HK, on normal commercial terms and the terms of the transaction was fair and reasonable and in the interests of the shareholders of the Company as a whole.

     Two of the Principal Shareholders or their affiliates are currently customers of APT. ChinaSat and SingTel have utilized several transponders for the transmission of television programming, private networks and PSTN services on APSTAR I whereas SingTel entered into a new utilization agreement with APT on April 11, 2003 for the utilization of six transponders of APSTAR V through its useful life which superseded the original agreement dated January 8, 2001 for the utilization of fifteen transponders for the remaining life of APSTAR V. Negotiations for transponder utilization with these Principal Shareholders and their affiliates have been conducted on an arm’s length basis and any future negotiations would be similarly conducted. The value attributed to the transponder for the purposes of determining the portion of the aggregate contract price to be satisfied by the provision of such transponder is within the range representative of the Company’s pricing for its other customers. For details, please refer to “Other service customers” under “Item 4-Information on the Company”.

     In addition, as announced on August 28, 2003, the APT Group and the Company’s non wholly-owned subsidiary namely APT Satellite Telecommunications Limited (“APTT”), which was owned as to 55% and 45% by Skywork Corporation (“Skywork”), a wholly-owned subsidiary of the Company, and by SingaSat Private Limited (“SingaSat”), a wholly-owned subsidiary of SingTel, respectively, had in their ordinary course of business entered into various transactions with SingTel and its subsidiaries (collectively “SingTel Group”) for (a) provision of transponder capacity; (b) provision or purchase of telecommunication services; and (c) secondment of executives from SingTel Group with the APT Group and APTT. These various transactions have been reviewed by the independent non-executive directors of the Company who confirmed that they were (i) entered into in the ordinary and usual course of business of the APT Group; (ii) conducted on normal commercial terms; (iii) conducted on terms that were fair and reasonable to the shareholders of the Company; (iv) carried out in accordance with the terms of the agreements governing these transactions; and (v) the aggregate value of each type of these transactions entered into during the year of 2003 was not exceeding the threshold subject to the Stock Exchange with reference to its latest published financial statements.

     Further, on September 10, 2003, APTT entered into a master agreement with the Company’s wholly-owned subsidiary, APTTS, Skywork and SingaSat whereby the business of APTT was reorganized through the transfer of APTT’s FCL business together with the FCL to APTTS and the transfer of APTT’s cable interests related to FCL, including the transfer of the APCN and C2C interests to SingTel. The former transfer was done pursuant to a transfer of business agreement between APTT and APTTS at consideration of HK$6,800,000 with compensation of HK$13,500,000 payable by APTT in 5 equal annual installments commencing on February 1, 2005 to APTTS’s holding company, APT Satellite Company Limited, for the surrender by APTT of the remaining term of a services and facilities lease agreement in respect of a premises in Tai Po Industrial Estate. The latter transfer was done pursuant to a cable interests transfer agreement between APTT and SingaSat, which subsequently assigned it to its holding company SingTel, at considerations of HK$2,986,000 and HK$2,574,000 in respect of the APCN interest and C2C interest, respectively. This reorganization was completed on October 10, 2003. The Company believes that the reorganization will allow the APT Group to concentrate on the satellite-related telecom services business, which is in line with the APT Group’s core business in providing satellite transponder services.

     In relation to certain transactions conducted between APT Group and SingTel Group as announced on August 28, 2003 and September 10, 2003 and mentioned in the foregoing paragraphs, for the purposes of governing the continuing connected transactions (the “Continuing Connected Transactions”) and ensuring the compliance with the listing rules in Hong Kong, on December 1, 2004, two Master Agreements were entered into between the Company and SingTel in relation to the provision of satellite transponder capacity and any other satellite related services by APT Group to SingTel and Singapore Telecom Hong Kong Limited (an associate of SingTel), or vice versa (“Transponder Transactions”); and between the Company and C2C Pte Limited (an associate of SingTel) in relation to the provision of telecommunications related services by APT Group to C2C Pte Limited and its subsidiary, or vice versa (“Telecom Transactions”). The duration of the Master Agreements shall remain in force until December 31, 2006. As recommended by an independent board committee comprising three independent non-executive directors of the Company that the terms of the Master Agreements and the annual caps as indicated below were fair and reasonable, on December 30, 2004 the independent shareholders of the Company approved the Master Agreements and the annual caps for the three years ending December 31, 2004, December 31, 2005 and December 31, 2006 of the Transponder Transactions will not exceed HK$15 million, HK$18 million and HK$32 million, respectively, and in the case of Telecom Transactions, their annual caps will not exceed HK$2 million, HK$9 million and HK$11 million, respectively.

     The Company is aware that ChinaSat intends to operate a PRC domestic satellite network. ChinaSat merged with OrientSat to form ChinaSat Group, which owns ChinaStar 1 and ChinaSat 6. In addition, China Aerospace holds a substantial interest in SinoSat, which owns a satellite, SinoSat-1, that is devoted largely to providing telecommunications services, data transmission and TV broadcasting. Singapore Telecom, the parent company of SingaSat, has holdings in a number of other satellite companies. As a result of satellite design and coverage, the Company does not believe such satellite companies compete with the Company, other than the ST-1 satellite system which Singapore Telecom operates and in which it has an ownership interest. The ST-1 satellite system only has the ability to compete with the Company in C-band segments of the Asia Pacific market. Through the

Telecommunications Authority of Singapore, a signatory to the Intelsat treaty, Singapore Telecom also has an interest in Intelsat.

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

     Related party transactions carried out during the years ended December 31, 2002, 2003 and 2004 with shareholders and affiliates (HK$ in thousands):

		Years ended December 31,
	Note	2002	2003	2004
		HK$	HK$	HK$
Income from provision of satellite transponder capacity to certain shareholders and its subsidiary of the Company	(i)	34,551	35,921	38,259

Income from provision of satellite transponder capacity, provision of satellite-based telecommunications services and service income to a holding company and its subsidiaries of a shareholder of the Company	(i)	18,594	19,741	24,163

Income from provision of satellite transponder capacity to a jointly controlled entity	(i)	8,245	6,160	—

Management fee income from a jointly controlled entity	(ii)	1,500	1,121	480

Management fee income from an associate	(iii)	189	65	—

Facilities management services income from a jointly controlled entity	(iv)	8,311	3,386	—

Expenses in connection with the provision of transponder capacity from a shareholder of the Company	(v)	2,574	—	—

Technical support services expenses to a shareholder of the Company	(vi)	—	75	—

Management fee expenses to a holding company of a shareholder of the Company	(vii)	2,280	2,280	1,135

Payments of service fee in connection with the satellite project to a fellow subsidiary of a shareholder of the Company	(viii)	12,324	87,604	151,895

Compensation income from a jointly controlled entity in connection with the early termination of services and facilities lease	(ix)	—	13,500	—

Purchase of certain fixed assets from a jointly controlled entity	(x)	—	6,800	—

     At December 31, 2003 and 2004, the APT Group had the following amounts included in the consolidated balance sheet in respect of amounts owing by and to related parties (HK$ in thousands):

							Deposits,				Rentals received
			Interest in jointly				prepayments and		Payables and		in advance and
	Prepayment		controlled entities		Trade receivables		other receivables		accrued charges		deferred income
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Jointly controlled entities	—	—	70,723	70,614	—	—	—	—	921	—	—	—

Certain shareholders and its subsidiary of the Company	—	—	—	—	7,496	18,237	3,120	—	3,750	24	3,524	—

Holding company and its subsidiaries of a shareholder of the Company (note (i))	—	—	—	—	2,518	2,226	—	—	31,910	6	2,907	255,105

A fellow subsidiary of a shareholder of the Company	—	38,454	—	—	—	—	—	—	—	—	—	—

During the year ended December 31, 2003, a shareholder of the Company advanced RMB3.3 million, equivalent to US$400 thousand, to the APT Group. In return the APT Group advanced US$400 thousand to that shareholder. The items of such advance are interest-free and repayable within one year.

In addition, at December 31, 2003 and 2004, the APT Group had an outstanding commitment to pay launch service fees to a fellow subsidiary of a shareholder of the Company amounting to HK$230.2 million and HK$116.8 million, respectively. At December 31, 2004, the APT Group had an outstanding commitment to pay an option payment for the design, construction, delivery and launch of a satellite APSTAR VIB to a fellow subsidiary of a shareholder of the Company amounting to HK$21.5 million.

     Notes :

(i)	The terms and conditions of these transponder capacity utilization agreements are similar to those contracted with other customers of APT Group.

(ii)	Management fee income arose from a reimbursement of cost of service provided to a jointly controlled entity under the agreement.

(iii)	Management fee income from an associate arose from the reimbursement of expenses paid on behalf of an associate.

(iv)	The Directors consider that the facilities management service income is charged according to the terms and conditions similar to those offered to other customers.

(v)	The Directors consider that the terms and conditions of these transponders utilization agreements were similar to those offered to other customers by the provider.

(vi)	The Directors consider that the technical support services expenses were charged according to prices and conditions similar to those offered to other customers by the service provider.

(vii)	Management fee expenses arose from a reimbursement of cost of services provided from the holding company of a shareholder of the Company.

(viii)	The Directors consider that the service fee is charged according to prices and conditions similar to those offered to other customers by the launch service provider.

(ix)	As a result of the reorganization of a jointly controlled entity, the jointly controlled entity early terminated the services and facilities lease agreement and APT Group received a compensation for the early termination of the agreement. The Directors consider that the compensation is charged according to prices and conditions similar to those offered to other customers by the termination.

(x)	As a result of the reorganization of a jointly controlled entity, certain fixed assets were purchased from the jointly controlled entity. The Directors consider that the purchase consideration was arrived at after arm’s length negotiation with reference to the valuation conducted by an independent valuation company.

Item 8. Financial Information

     See Item 18 for presentation of the consolidated financial statements of the Company.

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

	High (HK$)	Low (HK$)
2000	9.0000	2.9000
2001	4.6000	2.2000
2002	3.6000	1.3900
2003
—Quarter ended March 31	1.8300	1.2500
—Quarter ended June 30	3.0000	1.0200
—Quarter ended September 30	3.9250	2.2000
—Quarter ended December 31	2.5500	1.9500
	2.5500	2.2250

2004
—Quarter ended March 31	2.8250	2.0000
—Quarter ended June 30	2.3000	1.6500
—Quarter ended September 30	1.8000	1.3900
—Quarter ended December 31	1.5200	1.3000
—December	1.5200	1.3000

2005
—January	1.5000	1.3200
—February	1.4800	1.2000
—March	1.4200	1.2000
—April	1.6000	1.2900
—May	1.4500	1.3100

     In addition, the Company’s ADSs are listed on the New York Stock Exchange (“NYSE”) under the symbol ATS. Each ADS represents eight Ordinary Shares. The Bank of New York serves as depositary (the “Depositary”) with respect to the ADSs trading on the NYSE. According to information furnished to the Company by the Depositary, as of March 31, 2005, there were 45 holders of records of ADSs with addresses in the United States and such holders owned an aggregate of 8,442,839 ADSs. The table below details, for the periods indicated, the high and low market prices of the ADSs on the NYSE.

	High (US$)	Low (US$)
2000	9.2500	2.6250
2001	4.3500	2.1500
2002	3.6000	1.1500
2003
—Quarter ended March 31	2.0500	1.3800
—Quarter ended June 30	3.3600	1.1000
—Quarter ended September 30	4.6000	2.0500
—Quarter ended December 31	2.8500	1.8900

2004
—Quarter ended March 31	3.5000	1.9300
—Quarter ended June 30	2.1500	1.5900
—Quarter ended September 30	1.9900	1.3200
—Quarter ended December 31	1.6800	1.3200
—December	1.6800	1.3300

2005
—January	1.6100	1.2500
—February	1.4000	1.2680
—March	1.3800	1.2600
—April	1.4000	1.2500
—May	1.4200	1.2600

Item 10. Additional Information

     Memorandum of Association and Bylaws

     In compliance with the newly amended listing rules of the Stock Exchange which came into force on March 30, 2004, certain provisions of the Memorandum of Association and Bylaws of the Company were therefore amended and adopted at the annual general meeting of the Company on May 20, 2004.

     Organization and Register

     The Company was incorporated in Bermuda on the October 17, 1996 in accordance with The Companies Act. The Register of the Company is maintained by the Bermuda Register of Companies with registration number EC 22483.

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

     A company shall be deemed to be a company in which a Director and/or his associate(s) has/have an interest of five (5) per cent or more if and so long as (but only if and so long as) he and/or his associate(s) (either directly or indirectly) is/are the holders of or beneficially interested in five (5) per cent or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associate(s) is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director and/or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof and any shares comprised in an authorized unit trust scheme in which the Director and/or his associate(s) is/are interested only as a unit holder.

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

     The Company may by ordinary resolution ratify any transaction not duly authorized by reason of a contravention of this Bye-Law provided that no Director and/or his associate(s) who is/are materially interested in such transaction shall vote upon such ordinary resolution in respect of any shares in the Company in which they are interested.

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

     Shareholders’ Rights

     Currently, the Company’s authorized share capital consists of ordinary class of shares only. Subject to any special rights conferred on the holders of any shares or class of shares, any share in the Company may be issued with or have attached such rights or restrictions whether in regard to dividend, voting, return of capital, distribution of assets or otherwise as the Company may by ordinary resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

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

     Actions Necessary to Change Shareholders’ Rights

     Subject to the Companies Act and without prejudice to other provisions of the Bye-laws, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being would up) be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Bye-laws relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)	the necessary quorum (other than at an adjourned meeting) shall be at least two persons holding or representing by proxy or authorized representative not less than one-third in nominal value of the issued shares of that class and at any adjourned meeting of such holders, two holders present in person or by proxy (whatever the number of shares held by them) shall be a quorum;

(b)	every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him/her; and

(c)	any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

     The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

     General Meetings of Shareholders

     An annual general meeting of the Company shall be held in each year other than the year in which its statutory meeting is convened at such time and place as may be determined by the Board. Each general meeting, other than an annual general meeting, shall be called a special general meeting. General meetings may be held in any part of the world as may be determined by the Board. The Board may, in its discretion, call special general meetings, and shareholders holding at the date of deposit of the requisition not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require a special general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2)

months after the deposit of such requisition. An annual general meeting and any special general meeting at which the passing of a special resolution is to be considered shall be called by not less than twenty-one (21) clear days’ notice.

     All other special general meetings may be called by not less than fourteen (14) clear days’ notice but a general meeting may be called by shorter notice if it is so agreed by the shareholders. Notice of every general meeting shall be given to all shareholders of the Company other than to such shareholders as, under the provisions of these Bye-laws or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a shareholder and to each of the Directors and the Auditor.

     Limitation on Foreign Ownership

     There is no limitation on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the Bye-laws of the Company.

     Change in Control

     The Bye-laws of the Company do not contain any specific provision that may have an effect of delaying, deferring or preventing a change in control of the company in the event of merger, acquisition or corporate restructuring of the Company. However, the shareholders agreement of APT Telecom (which is a joint-venture company formed by a wholly-owned subsidiary of the Company, APT TV, and SingaSat Private Limited) requires that any merger, consolidation or amalgamation of the Company must be approved by all the shareholders of APT Telecom. Subject to the Bye-laws of the Company, any shareholder may transfer all or any of his/her shares by an instrument of transfer in the usual or common form or in any other form approved by the Board The Board may, in its absolute discretion, and without giving any reason therefore, refuse to register a transfer of any share under certain conditions such as, among the others, not being a fully paid up share. The Board may also decline to recognize any instrument of transfer unless, among the others, the following conditions have been satisfied:-

(a)	the instrument of transfer is lodged at the Registration Office or such other place in Bermuda at which the Register is kept in accordance with the The Companies Act or the Registration Office (as the case may be) accompanies by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; and

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

     Material Contracts

     On January 8, 2001, APT, together with SS/Loral and CGWIC signed the Procurement and the Launch Agreements of APSTAR V satellite, to confirm the commissioning of the APSTAR V which would replace the APSTAR I. On October 23, 2002, the launch services to be provided by CGWIC originally for APSTAR V were transferred to APSTAR VI. In March 2003, APT selected Sea Launch for the launch of APSTAR V. APSTAR V was launched on June 29, 2004 as a replacement satellite of APSTAR I. Upon completion of IOT of APSTAR V, title of the APSTAR V remained with Loral Orion. The Company assumed risks and rewards of 37 transponders (“APT Transponders”) for the entire operational life of APSTAR V under finance leases while the risks and rewards relating to the other 17 transponders remained with Loral Orion.

     On December 11, 2001, APT signed a procurement agreement for construction and delivery of APSTAR VI (formerly APSTAR VB) with Alcatel Space Industries . APT secured the Satellite Launch Service Agreement with CGWIC to launch APSTAR VI on the Long March 3B (“LM-3B”) launch vehicle on October 23, 2002 by the amending the Satellite Launch Service Agreement of APSTAR V. APSTAR VI was successfully launched on April 12, 2005 and has been put into geo-synchronous orbit. The In-orbit Test of the satellite has been completed. The final acceptance has been accomplished and the satellite has been handover by the vendor to APT on June 7, 2005. Customers are in the process to be moved from APSTAR IA to APSTAR VI. Total capital expenditures for the design, construction and launch of APSTAR VI are expected to be approximately US$225 million, which has been funded by internal resources and bank loan.

Exchange Controls and Other Limitations Affecting Security Holders

     The Company has been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority.

     Permission has been obtained from the Bermuda Monetary Authority for the transfer of Shares of the Company between persons regarded as non-resident of Bermuda for exchange control purposes and the issue of Shares within the current authorized share capital of the Company of HK$100,000,000 to such persons, subject to such Shares being listed on the Hong Kong Stock Exchange or the New York Stock Exchange. Issues and transfers of Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act 1972.

     There are no limitations on the rights of holders of the Shares who are non-residents of Bermuda for exchange control purposes to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds, including remittance of interest or payment to non-resident holders of Shares, if any, in and out of Bermuda or to pay dividends to United States residents who are holders of the Shares, other than in respect of local Bermuda currency.

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

          Profits Tax

     No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ADSs or Shares). Trading gains from the sale of property by persons carrying on a trade, profession, or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession, or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 16%, 17.5% and 17.5% for 2002 and 2003 and 2004, respectively on corporations and at a maximum rate of 15%, 15.5% and 16% for 2002, 2003 and 2004, respectively, on individuals. Gains from sales of the Shares effected on the Stock Exchange of Hong Kong Limited will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Shares realized by persons carrying on a business in Hong Kong of trading or dealing in securities. Gains from sales of the ADSs effected on the New York Stock Exchange will usually be considered to be derived from or arise outside Hong Kong, and therefore, liability for Hong Kong profits tax would not ordinarily arise in respect of trading gains from sales of ADSs.

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

          Taxation of Investor-United States Holders

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

     Taxation of Investors-Non-United States Holders

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

Interest Rate Risk

     The Company is subject to interest rate risk due to fluctuation in interest rates. As of December 31, 2004, the Company’s outstanding bank loans consist of variable interest rate loans only. From time to time, the Company may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although the Company did not consider it necessary to do so in 2004. Upward fluctuations in interest rates increase the cost of new bank loans and the interest cost of outstanding bank loans. As a result, a significant increase in interest rates could have a material adverse effect on the financial position of the Company.

     The following table contains information about the Company’s bank loans that are sensitive to changes in interest rates, as of December 31, 2004.

	Expected Maturity Date
	2005	2006	2007	2008	2009	Thereafter
		(HK$ in million, except interest rates)
Variable rate bank loan	66.3	97.6	130.7	179.6	208.4	293.2

Average interest rate (1)	4.36%	5.12%	5.28%	5.36%	5.48%	5.48%

(1)	The interest rates are the implied future LIBOR rates calculated from US swap as proxy.

     For the year ended December 31, 2004, if the average interest rate for the variable rate bank loan had increased by 10%, additional interest expenses of HK$1.1 million (US$139 thousand) would have incurred.

Exchange Rate Sensitivity

     The Company’s reporting currency is the Hong Kong Dollar. The Company’s revenues, premiums for satellite insurance coverage and debt service and substantially all capital expenditures were denominated in U.S. Dollars. The Company’s remaining expenses were primarily denominated in Hong Kong Dollars. The Company does not hedge its exposure to foreign exchange risk. Gains and losses resulting from the effects of changes in the U.S. Dollar to Hong Kong Dollar exchange rate are recorded in the statements of operations.

     The Company does not utilize derivative financial instruments to hedge its interest rate or foreign currency rate risks.

Limitations

     The above discussion includes only those exposures that exist as of December 31, 2004 and as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period, the Company’s hedging strategies at the time, and interest and foreign exchange rates.

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages, and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

     Disclosure Controls and Procedures. The Company’s Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining its disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that the Company files under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. The Company evaluated these disclosure controls and procedures under the supervision of its CEO and CFO as of December 31, 2004. Based on this evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

     Internal Control Over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     The Company’s Board of Directors has determined that it has a member, Dr. Lui King Man, of its Audit Committee, that qualifies as an “audit committee financial expert” as defined in subsection (b) of Item 16A of Form 20-F, and is “independent” under the rules and regulations of the New York Stock Exchange.

Item 16B. Code of Ethics

     The Company currently has a Code of Ethics. This Code of Ethics is made available at the Company’s website: www.apstar.com.

Item 16C. Principal Accountant Fees and Services

     Aggregate fee billed to the APT Group for the fiscal years ended December 31, 2003 and 2004 by our principal accounting firm, KPMG, respectively and their respective affiliates are as follows:

	Years ended December 31,
(in US$ thousands)	2003	2004
Audit fees	69	103

Audit-related fees	—	—

Tax fees	—	—

All other fees	—	1

Total	69	104

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

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

     The Company has elected to provide financial statements for fiscal year 2004 and the related information pursuant to Item 18 in lieu of Item 17.

Item 18. Financial Statements

     Reference is made to pages F-1 to F-62 for year-end financial statements.

     APT Satellite Telecommunications Limited met the significant tests in 2003 which requires, under SEC Rule 3-09 of Regulation S-X the provision of separate financial statements. Such financial statements are filed in exhibit 8.2 to this Annual Report.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit
1.1	Memorandum of Association and Bye-laws of the Company (incorporated by reference to the Company’s Annual Report, as filed with the Commission on June 29, 2004).

4.1	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.2	Launch Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Launch Contractor, a subsidiary of China Aerospace Science & Technology Corporation, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.3	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated December 11, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on December 18, 2001).

4.4	Term Sheet executed by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, Contractor and Loral Orion, Inc., both of which are independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated September 20, 2002 (incorporated by reference to the Company’s 6-K filed with the Commission on September 30, 2002).

4.5	Transponder Utilization Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Lessee, a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, dated April 11, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on April 16, 2003).

4.6	Change of Auditors of the Company KPMG with effect from July 15, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on July 17, 2003).

4.7	Satellite Procurement Amendment Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Contractor, a party independent of the Director, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates, dated August 26, 2003. The Satellite Transponder Agreement and Satellite Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the lessor, a party independent of the Director, chief executive officer and

Exhibit No.	Description of Exhibit
substantial shareholder of the Company and its subsidiaries and their respective associates, dated August 26, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 2, 2003).

4.8	Various on-going transactions in their ordinary course of business had entered into between the APT Group of the Company and APT Telecom, a non-wholly owned subsidiary of the Company, and the contracting party, a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, as announced August 28, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 2, 2003).

4.9	Master Agreement by and between APT Satellite Telecommunications Limited, a non-wholly owned subsidiary of the Company, Skywork Corporation, a wholly owned subsidiary of the Company, APT Telecom Services Limited, a wholly owned subsidiary of the Company, and a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, dated September 10, 2003 whereby the business of APT Satellite Telecommunications Limited was being reorganized (incorporated by reference to the Company’s 6-K filed with the Commission on September 15, 2003).

4.10	The Agreement and the Amended Launch Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Contractor of APSTAR V, dated November 16, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 17, 2003).

4.11	An utilization agreement for the remaining life of APSTAR I by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the customer, dated October 22, 2004 (incorporated by reference to the Company’s 6-K filed with the Commission on October 29, 2004).

4.12	An agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the grantor and contractor of APSTAR VIB dated November 10, 2004 (incorporated by reference to the Company’s 6-K filed with the Commission on November 15, 2004).

4.13	Two Master Agreements by and between the Company and Singapore Telecommunications Limited; and the Company and C2C Pte Limited dated December 1, 2004 (incorporated by reference to the Company’s 6-K filed with the Commission on December 3, 2004).

8.1	List of subsidiaries and the jurisdictions under which each does business (contained in Note 1 to the Consolidated Financial Statements in Item 18 herein).

8.2**	Financial statements of APT Satellite Telecommunications Limited

12.1**	Certification of CEO

12.2**	Certification of CFO

14.1**	Amended Charter of the Audit Committee

14.2**	Charter of the Nomination Committee

14.3**	Charter of the Remuneration Committee

99.1**	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2**	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.3**	Significant Differences in Corporate Governance Practices.

**	Filed herewith.

SIGNATURES

     The Company hereby certifies that it meets all of the requirements for filing an Annual Report on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

APT SATELLITE HOLDINGS LIMITED

/s/ CHEN ZHAOBIN
Chen Zhaobin
Executive Director and President

Date:    June 29, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
Shareholders of
APT Satellite Holdings Limited:

We have audited the accompanying consolidated balance sheets of APT Satellite Holdings Limited and subsidiaries (the “Group”) as of December 31, 2003 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2003 and 2004, all expressed in Hong Kong dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of APT Satellite Holdings Limited and subsidiaries as of December 31, 2002 were audited by other auditors whose report thereon dated April 7, 2003, expressed an unqualified opinion on those consolidated financial statements, before the restatement described in Note 19 to the consolidated financial statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of APT Satellite Holdings Limited and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2003 and 2004, in conformity with accounting principles generally accepted in Hong Kong.

As discussed above, the consolidated financial statements of APT Satellite Holdings Limited and subsidiaries as of December 31, 2002, and for the year then ended were audited by other auditors. As described in Note 19, the Group changed the composition of its reportable segments in 2004, and the amounts in the 2002 and 2003 consolidated financial statements relating to reportable segments have been restated to conform to the 2004 composition of reportable segments. We audited the adjustments that were applied to restate the 2002 disclosures for reportable segments reflected in Note 19. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2002 consolidated financial statements of the Group, other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2002 consolidated financial statements taken as a whole.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in Note 2 to the consolidated financial statements.

KPMG
Hong Kong
April 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of APT Satellite Holdings Limited

We have audited the consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2002 (all expressed in Hong Kong dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

As disclosed in note 19, the Company changed the composition of its reportable segments in 2004, and accordingly, the amounts disclosed in 2002 financial statements relating to the reportable segments have been restated to conform to the 2004 composition of its reportable segments. We have not audited the restatement adjustments for changes in segment composition of the reportable segment.

Except for the restatements on the segment information for 2002 as discussed above, in our opinion, such financial statements present fairly, in all material respects, the result of operations and cashflows of APT Satellite Holdings Limited and its subsidiaries for the year ended December 31, 2002, in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The applications of the latter would have affected the determination of net income for the year ended December 31, 2002, to the extent summarized in note 22.

Deloitte Touche Tohmatsu
Hong Kong
April 7, 2003 (July 1, 2003 as to note 11 c (ii)) (June 28, 2004 as to note 15 (b))

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2004
(Amounts stated in thousands, except share data)

		December 31,
	Note	2003	2004	2004
		HK$	HK$	US$
ASSETS

Current assets
Cash and cash equivalents		546,864	673,763	86,380
Pledged bank deposits	7	111,863	21,140	2,710
Trade receivables, less allowance of HK$4,220 in 2003 and HK$9,874 in 2004		68,364	45,753	5,866
Amount due from immediate holding company		20	—	—
Amount due from a jointly controlled entity	6	—	2,700	346
Deposits, prepayments and other receivables, less allowance of HK$10,219 in 2003 and HK$10,219 in 2004		32,662	24,752	3,174

Total current assets		759,773	768,108	98,476

Property, plant and equipment, net	4	2,445,360	2,696,275	345,676
Investment property	5	2,262	2,340	300
Interest in jointly controlled entities	6
Share of net assets		12,935	10,226	1,311
Amounts due from jointly controlled entities		69,846	67,914	8,707
Prepayment for construction of a satellite		—	38,454	4,930
Other assets		5,977	33,581	4,305
Deferred tax assets	16	9,416	10,134	1,299

TOTAL ASSETS		3,305,569	3,627,032	465,004

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS (continued)
AS OF DECEMBER 31, 2003 AND 2004
(Amounts stated in thousands, except share data)

		December 31,
	Note	2003	2004	2004
		HK$	HK$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Payables and accrued charges	10	50,237	45,139	5,787
Rentals received in advance		20,961	30,652	3,930
Loan from a minority shareholder		—	7,488	960
Income taxes payable	16	188,231	84,768	10,868
Bank loans - current portion	7	17,550	66,339	8,505

Total current liabilities		276,979	234,386	30,050

Loan from a minority shareholder		7,488	—	—
Deposits received	8	37,960	12,607	1,616
Bank loans – non-current portion	7	684,450	909,441	116,595
Deferred income	9	27,881	261,380	33,510
Deferred tax liabilities	16	11,866	12,209	1,565

TOTAL LIABILITIES		1,046,624	1,430,023	183,336

Contingencies and commitments	11

Minority interests		5,915	3,856	495

Shareholders’ equity
Capital stock - Common stock	12	41,327	41,327	5,299
Additional paid-in capital	13	1,796,466	1,796,466	230,316
Revaluation reserve		7,700	5,500	705
Translation reserve		(100)	(20)	(3)
Other reserves	13	102	102	13
Retained earnings		407,535	349,778	44,843

Total shareholders’ equity		2,253,030	2,193,153	281,173

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,305,569	3,627,032	465,004

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts stated in thousands, except share data)

			Years ended December 31,
	Note		2002	2003	2004	2004
			HK$	HK$	HK$	US$
Operating revenues
Provision of satellite transponder capacity to:
Unaffiliated customers			262,571	212,830	168,611	21,617
Related parties	17		61,390	61,822	58,267	7,470
Provision of satellite-based telecommunications services to:
Unaffiliated customers			11,354	16,403	37,665	4,829
Related parties	17		—	—	1,018	131
Service income received from:
Unaffiliated customers			6,110	6,614	8,562	1,098
Related parties	17		10,000	4,572	3,137	402

Total revenues			351,425	302,241	277,260	35,547

Costs and expenses
Cost of service including depreciation and amortization of 2002: HK$233,713, 2003: HK$236,027 and 2004: HK$177,692			(275,717)	(280,319)	(244,755)	(31,379)
Selling, general and administrative including depreciation and amortization of 2002: HK$258, 2003: HK$295 and 2004: HK$300			(69,886)	(74,892)	(78,680)	(10,087)

Total costs and expenses			(345,603)	(355,211)	(323,435)	(41,466)

			5,822	(52,970)	(46,175)	(5,919)
Other operating revenues
Interest income - net			22,189	7,111	7,312	937
Reversal of provision on regulatory matters previously recognized in the life lease of transponders of APSTAR IIR			47,212	—	—	—
Other income			2,926	25,928	2,020	259
(Deficit)/surplus arising on revaluation of investment property	5		(70)	(70)	78	10
Impairment loss recognized in respect of property, plant and equipment	4		(5,218)	(129,098)	(1,800)	(231)
Impairment loss recognized in respect of goodwill arising on acquisition of interest in a subsidiary			(3,376)	—	—	—
Gain on partial disposal of an associate			—	12	—	—

Profit/(loss) from operations	18	(d)	69,485	(149,087)	(38,565)	(4,944)
Borrowing costs	18	(b)	—	—	(4,117)	(529)
Share of losses of jointly controlled entities			(10,624)	(64,833)	(509)	(65)

Income/(loss) before income taxes and minority interests			58,861	(213,920)	(43,191)	(5,538)
Provision for income taxes	15		(36,814)	(11,721)	(16,625)	(2,131)
Minority interests			2,388	923	2,059	264

Net income/(loss)			24,435	(224,718)	(57,757)	(7,405)

Earnings/(loss) per share
- Basic			6 cents	(54 cents )	(14 cents )	(2 cents )

- Diluted			6 cents	(54 cents )	(14 cents )	(2 cents )

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts stated in thousands)

		Additional
	Capital	paid-in	Revaluation	Translation	Other	Retained
	stock	capital	reserve	reserve	reserves	earnings	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Balance at January 1, 2002	41,272	1,794,809	—	—	64	628,492	2,464,637
Repurchase of shares	(18)	(289)	—	—	—	—	(307)
Foreign currency translation adjustment	—	—	—	182	—	—	182
Transfer to other reserves	—	—	—	—	30	(30)	—
Dividends paid	—	—	—	—	—	(20,636)	(20,636)
Net profit for the year	—	—	—	—	—	24,435	24,435

At January 1, 2003	41,254	1,794,520	—	182	94	632,261	2,468,311
Shares issued under the share option scheme	73	1,946	—	—	—	—	2,019
Foreign currency translation adjustment	—	—	—	(282)	—	—	(282)
Share of a jointly controlled entity’s reserve	—	—	7,700	—	—	—	7,700
Transfer to other reserves	—	—	—	—	8	(8)	—
Net loss for the year	—	—	—	—	—	(224,718)	(224,718)

At January 1, 2004	41,327	1,796,466	7,700	(100)	102	407,535	2,253,030
Foreign currency translation adjustment	—	—	—	80	—	—	80
Share of a jointly controlled entity’s reserve	—	—	(2,200)	—	—	—	(2,200)
Net loss for the year	—	—	—	—	—	(57,757)	(57,757)

At December 31, 2004	41,327	1,796,466	5,500	(20)	102	349,778	2,193,153

At December 31, 2004 (in US$)	5,299	230,316	705	(3)	13	44,843	281,173

Attributable to jointly controlled entities
At December 31, 2004	—	—	5,500	—	—	(80,370)	(74,870)

At December 31, 2003	—	—	7,700	—	—	(79,861)	(72,161)

At December 31, 2002	—	—	—	—	—	(15,028)	(15,028)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts stated in thousands)

	Years ended December 31,
	2002	2003	2004	2004
	HK$	HK$	HK$	US$
Operating activities
Income/(loss) before income taxes and minority interests	58,861	(213,920)	(43,191)	(5,538)
Adjustments for:
Depreciation	233,971	236,322	177,992	22,820
Amortization of goodwill	660	—	—	—
Impairment losses recognized	8,594	129,098	1,800	231
Gain on partial disposal of an associate	—	(12)	—	—
Interest income	(22,189)	(7,111)	(7,312)	(937)
Interest expenses	—	—	3,671	471
Loss on disposal of property, plant and equipment	30	—	32	4
Deficit/(surplus) arising on revaluation of investment property	70	70	(78)	(10)
Share of losses of jointly controlled entities	10,624	64,833	509	65
Reversal of provision on regulatory matters	(47,212)	—	—	—
Allowance for doubtful receivables	5,207	8,402	5,654	725

Operating profit before changes in working capital	248,616	217,682	139,077	17,831
Decrease/(increase) in trade receivables	1,659	(47,055)	16,957	2,174
Increase in deposits, prepayment and deferred expenses	(252)	(87)	(27,604)	(3,539)
Decrease/(increase) in amount due from immediate holding company	20	(20)	20	2
(Increase)/decrease in deposits, prepayments and other receivables	(30,175)	(240)	17,261	2,213
Decrease in payables and accrued charges	(5,534)	(955)	(8,939)	(1,146)
(Decrease)/increase in rentals received in advance	(8,379)	(13,789)	9,691	1,242
Decrease/(increase) in amounts due from jointly controlled entities	198	(12,731)	(768)	(98)
(Increase)/decrease in amount due from an associate	(209)	209	—	—
(Decrease)/increase in deferred income	(22,286)	(22,286)	233,499	29,936
Decrease in deposits received	(4,109)	(1,582)	(25,353)	(3,250)

Cash generated from operations	179,549	119,146	353,841	45,365
Hong Kong profits tax paid	(7,422)	(9,541)	(108,135)	(13,863)
Overseas tax paid	(9,364)	(18,313)	(12,328)	(1,581)

Net cash from operating activities	162,763	91,292	233,378	29,921

Investing activities
Payment for purchase of property, plant and equipment and construction of satellites	(1,091,362)	(763,454)	(462,026)	(59,234)
Payment for acquisition of a subsidiary, net of cash acquired	(4,421)	—	—	—
Proceeds from partial disposal of an associate	—	12	—	—
Proceeds from disposal of property, plant and equipment	5	1	1	—
Advances/loans to jointly controlled entities	(23,650)	(40,920)	—	—
Interest received	20,254	9,279	6,810	873
Decrease in pledged bank deposits	61,982	205,823	90,723	11,631

Net cash used in investing activities	(1,037,192)	(589,259)	(364,492)	(46,730)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts stated in thousands)

	Years ended December 31,
	2002	2003	2004	2004
	HK$	HK$	HK$	US$
Financing activities
Interest paid	—	(3,681)	(15,847)	(2,032)
New bank borrowings	163,800	538,200	273,780	35,100
Repayment of bank borrowings	(61,986)	(317,682)	—	—
Dividends paid	(20,636)	—	—	—
Repurchase of shares	(307)	—	—	—
Proceeds from shares issued under the share option scheme	—	2,019	—	—

Net cash from financing activities	80,871	218,856	257,933	33,068

Net (decrease)/increase in cash and cash equivalents	(793,558)	(279,111)	126,819	16,259

Cash and cash equivalents at January 1,	1,619,686	826,257	546,864	70,111

Effect of foreign exchange rate changes	129	(282)	80	10

Cash and cash equivalents at December 31,	826,257	546,864	673,763	86,380

Analysis of the balance of cash and cash equivalents:

Deposits with banks	812,709	539,916	661,677	84,830
Cash at bank and in hand	13,548	6,948	12,086	1,550

Cash and cash equivalents at December 31,	826,257	546,864	673,763	86,380

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts stated in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

APT Satellite Holdings Limited (the “Company”) was incorporated under the laws of Bermuda on October 17, 1996 with limited liability. The Company owns all the issued shares of APT Satellite Investment Company Limited, which, in turn, holds all the issued voting shares of APT Satellite Company Limited.

The Company and its subsidiaries (hereafter collectively referred to as the “Group”) currently operate four satellites. The Company’s first satellite, APSTAR I, was launched in July 1994 and commenced commercial service in September 1994. After the commencement of commercial service of APSTAR V, APSTAR I was operated in an inclined mode in October 2004. The Company’s second satellite, APSTAR IA, was launched in July 1996 and commenced commercial service in September 1996. The Company’s third satellite, APSTAR IIR, was launched in October 1997 and commenced commercial service in January 1998. The Company’s fourth satellite, APSTAR V, was launched in June 2004 and commenced commercial service in August 2004. In August 1999, the Company provided substantially all of the transponders of APSTAR IIR to a third party for the rest of its life. During the year ended December 31, 2001, the Company signed agreements in respect of the procurement and launch of new satellites, APSTAR V and APSTAR VI. During the year ended December 31, 2004, the construction of APSTAR VI was proceeding as planned and they are scheduled for delivery in the second quarter of 2005, to replace APSTAR IA.

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

All of these are controlled subsidiaries and have been consolidated into the Group financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

			Proportion of ownership interest
	Place of	Particulars of issued and	Group’s
	incorporation	paid up capital and debt	effective	held by the	held by
Name of Company	and operation*	securities	interest	Company	subsidiary	Principal activities
APT Satellite Investment Company Limited	British Virgin Islands	US$1,400	100%	100%	—	Investment holding

Acme Star Investment Limited	Hong Kong	HK$2	100%	—	100%	Inactive

APT Satellite Company Limited (“APT”)	Hong Kong	Ordinary Class “A” HK$100; Non-voting Deferred Class “B” HK$542,500,000	100%	—	100%	Provision of satellite transponder capacity

APT Satellite Enterprise Limited	Cayman Islands	US$2	100%	—	100%	Provision of satellite transponder capacity

APT Satellite Global Company Limited	Cayman Islands	US$2	100%	—	100%	Investment holding

APT Satellite Link Limited	Cayman Islands	US$2	100%	—	100%	Provision of satellite transponder capacity

APT Satellite Telewell Limited	Hong Kong	HK$2	100%	—	100%	Inactive

APT Satellite TV Development Limited	Hong Kong	HK$2	100%	—	100%	Provision of satellite television uplink and downlink services

APT Satellite Vision Limited	Hong Kong	HK$2	100%	—	100%	Satellite leasing

APT Telecom Services Limited	Hong Kong	HK$2	100%	—	100%	Provision of telecommunication services

Haslett Investments Limited	British Virgin Islands	US$1	100%	—	100%	Inactive

Skywork Corporation	British Virgin Islands	US$1	100%	—	100%	Investment holding

The 138 Leasing Partnership (“Partnership”)	Hong Kong	Partners’ capital HK$329,128,857	N/A	N/A	N/A	Inactive

Ying Fai Realty (China) Limited	Hong Kong/ People’s Republic of China (“PRC”)	HK$20	100%	—	100%	Property holding

APT Communication Technology Development (Shenzhen) Co., Ltd.	Wholly-owned foreign enterprises, PRC	Registered capital HK$5,000,000	100%	—	100%	Provision of satellite transponder capacity

CTIA VSAT Network Limited (“CTIA”)	Hong Kong	HK$5,000,000	60%	—	60%	Investment holding

Beijing Asia Pacific East Communication Network Limited (“BAPE”)	Joint venture, PRC	Registered capital US$4,000,000	36%	—	60%	Provision of data transmission services

*	The place of operation is the place of incorporation/establishment unless otherwise stated.

No loan capital has been issued by any of the subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

2.	BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards as they apply to the Group (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (previously named the Hong Kong Society of Accountants), accounting principles generally accepted in Hong Kong (“HK GAAP”) which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The differences between HK GAAP and US GAAP as they apply to the Group are summarized in note 22.

The measurement basis used in the preparation of the consolidated financial statements is historical cost modified by the revaluation of investment properties as explained in the accounting policies set out below.

The consolidated financial statements of the Group are expressed in Hong Kong dollars (“HK$”). The translations of amounts from Hong Kong dollars into United States dollars for convenience of the reader have been made at the rate on December 31, 2004 of HK$7.80 = US$1.00, which approximates the noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2004, or any other certain date.

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

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders’ equity. Minority interests in the results of the Group for the year are also separately presented in the consolidated statements of operations.

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

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s or the jointly controlled entity’s net assets. The consolidated statements of operations reflect the Group’s share of the post-acquisition results of the associates and jointly controlled entities for the year. When the Group’s share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate or made payable on behalf of the associate to satisfy obligation of the associate that the Group has guaranteed or otherwise committed.

Unrealized profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the associate or jointly controlled entity, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group’s share of the fair value of the identifiable assets acquired and liabilities assumed. In respect of controlled subsidiaries for acquisitions on or after January 1, 2001, positive goodwill is amortized to the consolidated statements of operations on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortization and any impairment losses (see note 3(g)).

In respect of acquisitions of associates and jointly controlled entities, positive goodwill is amortized to the consolidated statements of operations on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortization and any impairment losses (see note 3(g)) is included in the carrying amount of the interest in associates or jointly controlled entities.

On disposal of a controlled subsidiary, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill not previously amortized through the consolidated statements of operations or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

(d)	Property, plant and equipment, and investment property

(i)	Fixed assets are carried in the balance sheets on the following bases:

–	property, plant, and equipment, other than construction in progress, are stated in the balance sheet at cost less accumulated depreciation (see note 3(f)) and impairment losses (see note 3(g)); and

–	construction in progress is stated at specifically identified cost, including borrowing costs capitalized, aggregate cost of development, materials and supplies, wages and other direct expenses, less impairment losses (see note 3(g)); and

–	investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at their open market value which is assessed annually by external qualified valuers.

(ii)	Changes arising on the revaluation of investment properties are generally dealt with in reserves. The only exceptions are as follows:

–	when a deficit arises on revaluation, it will be charged to the consolidated statements of operations, if and to the extent that it exceeds the amount held in the reserve in respect of the portfolio of investment properties immediately prior to the revaluation; and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Property, plant and equipment, and investment property (continued)

–	when a surplus arises on revaluation, it will be credited to the consolidated statements of operations, if and to the extent that a deficit on revaluation in respect of the portfolio of investment properties had previously been charged to the consolidated statements of operations.

(iii)	Subsequent expenditure relating to a fixed asset that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

(iv)	Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of operations on the date of retirement or disposal. On disposal of an investment property, the related portion of surpluses or deficits previously taken to the investment properties revaluation reserve is also transferred to the consolidated statements of operations for the year.

(e)	Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i)	Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts to residual values, over the term of the relevant lease or, where it is likely the Company or Group will obtain ownership of the asset, the life of the asset, as set out in note 3(f). Impairment losses are accounted for in accordance with the accounting policy as set out in note 3(g). Finance charges implicit in the lease payments are charged to the statements of operations over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are written off as an expense of the accounting period in which they are incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Leased assets (continued)

(ii)	Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the consolidated balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group’s depreciation policies, as set out in note 3(f). Impairment losses are accounted for in accordance with the accounting policy as set out in note 3(g). Revenue arising from operating leases is recognized in accordance with the Group’s revenue recognition policies, as set out in note 3(l)(iv).

(iii)	Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the consolidated statements of operations in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated statements of operations as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated statements of operations in the accounting period in which they are incurred.

(f)	Amortization and depreciation

(i)	No depreciation is provided on investment properties with an unexpired lease term of over 20 years or on freehold land.

(ii)	No depreciation is provided on construction in progress until such time as the relevant assets are completed and ready for their intended use.

(iii)	Depreciation is calculated to write off the cost of property, plant and equipment on a straight-line basis over their estimated useful lives, to residual values, as follows:

Leasehold land	45 to 50 years
Leasehold buildings	50 years
Leasehold improvements	45 to 50 years
Furniture and equipment, motor vehicles, and computer equipment	5 years
Communication satellite equipment	5 to 15 years
Communication station	5 years
Communication satellites	9 to 16 years

(g)	Impairment of assets

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

If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized in the consolidated statements of operations whenever the carrying amount of such an asset (including positive goodwill taken directly to reserves) exceeds its recoverable amount.

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

(ii)	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of positive goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the consolidated statements of operations in the year in which the reversals are recognized.

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

(i)	Employee benefits

(i)	Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Employee benefits (continued)

(ii)	Contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as an expense in the consolidated statements of operations as incurred.

(iii)	The employees of the Group in the PRC participate in retirement plans managed by respective local governments of the municipalities in which the Group operates. The Group’s contributions to the plan are calculated based on fixed rates of the employees’ salary costs and charged to the consolidated statements of operations when incurred. The Group has no other obligation for the payment of retirement and other post-retirement benefits of employees other than the contributions described above.

(iv)	When the Group grants employees options to acquire shares of the Company at nil consideration, no employee benefit cost or obligation is recognized at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(j)	Income tax

(i)	Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the consolidated statements of operations except to the extent that they relate to items recognized directly in equity, in which case they are recognized in equity.

(ii)	Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii)	Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

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

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

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

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the consolidated statements of operations as follows:

(i)	Transponder utilization income

Income from provision of satellite transponder capacity is recognized in the consolidated statements of operations in equal instalments over the accounting periods covered by the contract term, except where an alternative basis is more representative of the pattern of benefits to be derived from the satellite transponder capacity utilized.

(ii)	Service income

Service income in respect of satellite control and provision of satellite-based telecommunications and related service is recognized when services are provided.

(iii)	Interest income

Interest income from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(iv)	Rental income from operating leases

Rental income receivable under operating leases is recognized in the statements of operations in equal instalments over the accounting periods covered by the leased term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset.

(m)	Translation of foreign currencies

Foreign currency transactions during the year are translated at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the balance sheet date. Foreign currency assets, being equity investments or other long-term non-monetary assets, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Translation of foreign currencies (continued)

holding or the use or the subsequent disposal of which will generate receipts in a foreign currency, hedged by foreign currency borrowings, are translated at the exchange rates ruling at the balance sheet date.

Exchange gains and losses are dealt with in the consolidated statements of operations, except those arising from the translation at closing rates of foreign currency assets hedged by foreign currency borrowings, and the gains and losses on those foreign currency borrowings (to the extent of exchange differences arising on the foreign currency assets), which are taken directly to reserves.

The functional currency of the Group’s main operations is the United States dollar which is translated into Hong Kong dollar for reporting of the financial statements. The exchange rate of the United States dollar to the Hong Kong dollar has not materially fluctuated during the year.

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

(n)	Borrowing costs

Borrowing costs are expensed in the consolidated statements of operations in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Earnings/(loss) per share

The calculation of the basic and diluted earnings/(loss) per share is based on the following data:

	2002	2003	2004
	HK$	HK$	HK$
Earnings/(loss)

Earnings/(loss) for the purposes of calculating basic and diluted earnings/(loss) per share (net income/(loss) for the year)	24,435	(224,718)	(57,757)

Number of shares	’000	’000	’000

Weighted average number of ordinary shares for the purposes of calculating basic earnings/(loss) per share	412,675	412,892	413,265

Weighted average number of ordinary shares for the purposes of calculating diluted earnings/(loss) per share	412,675	412,892	413,265

Options to purchase 9,670,000 shares and 8,450,000 shares of common stock at HK$2.765 per share were outstanding during the year 2003 and 2004, respectively, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares for the period. The options, which expire on May 21, 2011, were still outstanding at the end of year 2004.

4.	PROPERTY, PLANT AND EQUIPMENT

			Furniture and
			equipment, motor	Commun-
			vehicles, and	ication	Commun-	Commun-
	Land and	Leasehold	computer	satellite	ication	ication	Construction
	buildings	improvements	equipment	equipment	station	satellites	in progress	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Cost:
At January 1, 2004	118,770	9,251	41,678	125,600	8,425	2,100,129	2,020,724	4,424,577
Additions	2,414	474	1,624	5,264	51	—	420,913	430,740
Disposals	—	(2,344)	(472)	(2)	—	—	—	(2,818)
Transfer	—	—	75	24	529	1,157,899	(1,158,527)	—

At December 31, 2004	121,184	7,381	42,905	130,886	9,005	3,258,028	1,283,110	4,852,499

Accumulated depreciation:
At January 1, 2004	15,587	5,503	18,973	63,430	1,443	1,874,281	—	1,979,217
Charge for the year	2,444	676	8,167	13,893	1,565	151,247	—	177,992
Impairment loss	—	—	—	—	—	—	1,800	1,800
Written back on disposal	—	(2,344)	(440)	(1)	—	—	—	(2,785)

At December 31, 2004	18,031	3,835	26,700	77,322	3,008	2,025,528	1,800	2,156,224

Net book value:
At December 31, 2004	103,153	3,546	16,205	53,564	5,997	1,232,500	1,281,310	2,696,275

At December 31, 2003	103,183	3,748	22,705	62,170	6,982	225,848	2,020,724	2,445,360

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

4.	PROPERTY, PLANT AND EQUIPMENT (continued)

Interest expense of HK$6,553 and HK$17,223 and other related cost of HK$1,162 and HK$3,598 incurred for obtaining the loans were capitalized during the years ended December 31, 2003 and 2004, respectively.

Satellite under finance leases

In August 2004, the in-orbit test of APSTAR V with 54 transponders was completed and APSTAR V was put into service on August 13, 2004. Based on the arrangements entered into by the Group and the vendor, Loral Orion, Inc (“Loral Orion”), the Group assumed risks and rewards of 37 transponders (“APT Transponders”) for the entire operational life of APSTAR V under finance leases, while the risks and rewards relating to the other 17 transponders remained with Loral Orion. As at December 31, 2004, the net book value of communication satellites held under finance leases in connection with APSTAR V amounted to HK$1,126,576 (2003: HK$nil).

Pursuant to the various amended agreements with Loral Orion, Loral Orion has an option to acquire the remaining operational life of 4 APT Transponders on the fourth year and 4 APT Transponders on the fifth year after completion of in-orbit tests of APSTAR V at a total consideration of HK$282,865. The transponders subject to this option had a net book value of HK$$243,584 at December 31, 2004.

Impairment loss

During the years ended December 31, 2002, 2003 and 2004, the Directors of the Company conducted a review of the Group’s property, plant and equipment and determined that certain land and buildings, communication satellites and certain construction in progress were impaired, respectively, as the recoverable amount of these assets is estimated to be less than their carrying amount. Accordingly, an impairment loss of HK$5,218 in respect of land and buildings (included in business segment of provision of satellite transponder capacity), HK$129,098 in respect of communication satellites (included in business segment of provision of satellite transponder capacity), HK$1,800 in respect of certain construction in progress (included in business segment of provision of satellite-based telecommunications services) have been recognized and charged to the consolidated statements of operations for the years ended December 31, 2002, 2003 and 2004, respectively.

Change in estimate of useful life

During the year ended December 31, 2004, the Group revised its estimate of the remaining useful life of APSTAR IA from December 31, 2004 to June 30, 2005 based on an assessment by the Group’s engineer. The effect of this change in estimated remaining useful life of APSTAR IA has decreased the depreciation charge by HK$18,050 for the year. Other satellites have no change of the remaining estimated useful lives.

The analysis of net book value of land and buildings held by the Group is as follows :

	2003	2004
	HK$	HK$
Medium-term leases outside Hong Kong	2,651	2,584
Medium-term leases in Hong Kong	100,532	100,569

	103,183	103,153

5.	INVESTMENT PROPERTY

The investment property was revalued at December 31, 2003 and 2004 at HK$2,262 and HK$2,340, respectively, by Chesterton Petty Limited, an independent professional property valuer, on an open market value basis by reference to net rental income allowing for reversionary income potential. This valuation gave rise to a revaluation deficit of HK$70, HK$70 and a revaluation surplus of HK$78 which has been charged to the consolidated statements of operations or credited to the consolidated statements of operations to reverse the deficit previously charged to the consolidated statements of operations for the years ended December 31, 2002, 2003 and 2004, respectively.

The investment property, which is situated in the PRC under a medium-term lease, is rented out under an operating lease and the rental income earned from the investment property for the years ended December 31, 2003 and 2004 was HK$245 and HK$250, respectively.

6.	INTEREST IN JOINTLY CONTROLLED ENTITIES

	2003	2004
	HK$	HK$
Share of net assets	12,935	10,226
Amounts due from jointly controlled entities	69,846	67,914

	82,781	78,140

     Details of the jointly controlled entities of the Group as at December 31, 2004 are set out below:

Proportion of ownership interest
	Form of	Place of	Particulars of	Group’s	held by	held by
	business	incorporation	issued and paid	effective	the	the	Principal
Name of joint venture	structure	and operation	up capital	interest	Company	subsidiary	activity
APT Satellite Telecommunications Limited (“APT Telecom”)	Incorporated	Hong Kong	HK$153,791,900	55%	—	55%	Property holding

Beijing Zhong Guang							Provision
Xin Da Data Broadcast							of data
Technology Co. Limited	Joint venture,		Registered capital				transmission
(“Zhong Guang Xin Da”)	Incorporated	PRC	RMB11,000,000	12.6%	—	35%	services

APT Telecom is considered as a jointly controlled entity as the Group and the other shareholder of APT Telecom both have the right to appoint an equal number of directors to the board of directors.

APT Telecom completed the reorganization on October 10, 2003, whereby its entire cable interests were sold to its shareholder at HK$5,560; while the Fixed Carrier Licence and all its related business were sold to APT Telecom Services Limited, a subsidiary of the Group at HK$6,800, respectively. A surrender of service and facilities leasing agreement between APT Telecom and APT Satellite Company Limited, the subsidiary of the Group, was executed on the same date in respect of early termination of services and facilities lease for a compensation of HK$13,500. The summarized information of APT Telecom is set out in note 22 (j).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

6.	INTEREST IN JOINTLY CONTROLLED ENTITIES (continued)

Zhong Guang Xin Da is considered as a jointly controlled entity as the Group and the other shareholder of Zhong Guang Xin Da exercise joint control over it pursuant to a shareholders’ resolution.

The amounts due from jointly controlled entities are unsecured and interest-free. Except for amount of HK$13,500 and HK$13,500 as at December 31, 2003 and 2004, respectively, the amounts have no fixed repayment terms. The Group has agreed not to demand for repayment within the next twelve months from the balance sheet date and accordingly, the amounts are classified as non-current.

The amount of HK$13,500 is repayable in five annual instalments, with the first instalment of HK$2,700 payable in 2005 and is classified under current assets.

7.	BANK LOANS

			December 31, 2003		December 31, 2004
			Weighted		Weighted
			average		average
			interest		interest
	Note	Interest rate	rate		rate
				HK$		HK$
Bank loans denominated in US Dollars:	a

Payable semi-annually from 2005 (secured)		LIBOR+0.73%	1.97%	351,000	2.27%	351,000

Payable semi-annually with the first instalment falling due on September 30, 2005 (secured)		LIBOR+0.73%	1.97%	351,000	2.41%	624,780

				702,000		975,780
Current portion				(17,550)		(66,339)

Non-current portion				684,450		909,441

Notes:

(a)	In December 2002, the Group entered into a US$240 million secured term loan facility (the “Loan Facility”), which is secured by the assignment of the construction, launching and related equipment contracts relating to APSTAR V, APSTAR VI under construction and their related insurance claim proceeds, assignment of all present and future utilization agreements of their transponders of satellites under construction, first fixed charge over certain bank accounts which will hold receipts of the transponder income and the termination payments under construction, launching and related equipment contracts. In October 2004, the Group entered into a Deed of Amendment and Restatement to amend certain terms of the Loan Facility for the purpose of adjusting for the cancellation of the unutilized portion relating to APSTAR V satellite and APSTAR VI backup satellite. Accordingly, the maximum aggregate amount under Loan Facility was reduced to US$165 million and certain financial covenants were amended. The revised terms did not affect amounts previously outstanding under the Loan Facility. The Company was in compliance with these covenants as of December 31, 2004. At December 31, 2003 and 2004, the assets under fixed charge were APSTAR V and APSTAR VI under construction

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

7.	BANK LOANS (continued)

with aggregate carrying value of approximately HK$2,015,276 and HK$2,398,169, respectively and bank deposit of approximately HK$111,473 and HK$20,750, respectively.

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

Financial Covenants

The Loan Facility provides that certain earnings and cash flow ratios of APT and the Group must be measured over various periods during its term. APT and the Group undertakes to ensure that (i) it maintains its aggregate Consolidated Net Worth (as defined in the Loan Facility) at not less than US$200 million (other than for the year ending December 31, 2002 and 2003, it will be not less than US$230 million), (ii) the aggregate of Consolidated Total Liabilities (as defined in the Loan Facility) shall not exceed 120% of Consolidated Net Worth, (iii) Consolidated EBITDA (as defined in the Loan Facility) shall not be less than US$25 million, (other than for the year ending December 31, 2004, it will not be less than US$17 million), (iv) the ratio of the aggregate outstanding principal under each tranche to the value of the satellite financed by such tranche shall not exceed 50% and (v) after the release of certain pledged assets, Borrower EBITDA (as defined in the Loan Facility) shall be at least 180% of Debt Service (as defined in the Loan Facility).

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

7.	BANK LOANS (continued)

For the years presented, the Group complied with all the above covenants.

The aggregate annual repayments of bank loans as at December 31, 2004 are as follows:

HK$
2005	66,339
2006	97,578
2007	130,748
2008	179,536
2009	208,424
Thereafter	293,155

Total	975,780

(b)	At December 31, 2003 and 2004, certain of the Group’s banking facilities were secured by the Group’s land and buildings with a net book value of HK$5,004 and HK$4,887, respectively and bank deposits of approximately HK$390 and HK$390, respectively.

On December 29, 1994, the Company’s subsidiaries entered into an arrangement for the leasing of a communication satellite with the Partnership, which became a wholly-owned subsidiary of the Company in 1997. The bank loans, in respect of the arrangement borrowed by the Partnership were secured by the pledged time deposits, fully repaid at December 29, 2003. The corresponding interest income and interest expense amounted to HK$43,685 and HK$35,771 were set-off in the consolidated statements of operations for the years ended December 31, 2002 and 2003, respectively.

8.	DEPOSIT RECEIVED

The amount represents deposits received in respect of provision of satellite transponder capacity.

9.	DEFERRED INCOME

Deferred income represents unrecognized revenue received in respect of transponder utilization income under which customers have obtained the right to use the transponder capacity for future periods.

10.	PAYABLES AND ACCRUED CHARGES

	2003	2004
	HK$	HK$
Provision for employee benefits	4,880	4,492
Other accrued expenses	45,357	40,647

	50,237	45,139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

11.	CONTINGENCIES AND COMMITMENTS

(a)	Capital commitments:

(i)	At December 31, 2003 and 2004, the Group had the following outstanding capital commitments not provided for in the Group’s financial statements, mainly in respect of the procurement and launch of satellites, APSTAR V and APSTAR VI and an option fee for the design, construction, delivery and launch of a new satellite APSTAR VIB:

	2003	2004
	HK$	HK$
Contracted for	677,876	286,048
Authorized but not contracted for	417,887	340,551

Total commitments	1,095,763	626,599

Also, the Group’s share of the capital commitments of jointly controlled entities not included in the above are as follows:

	2003	2004
	HK$	HK$
Contracted but not provided for in the financial statements	20,896	—

(ii)	At December 31, 2004, the Group had entered into an agreement with a contractor, a fellow subsidiary of the shareholder of the Company, pursuant to which the Group is granted a right to require the contractor to provide for the design, construction, delivery and launch of a new satellite, APSTAR VIB and the total option price is HK$59,904. If the option is exercised, the total consideration for the procurement and launch of APSTAR VIB is HK$936,780 and the option price will be applied towards the total consideration. At the balance sheet date, the option paid of HK$38,454 is included as prepayment for construction of a satellite in the consolidated balance sheet, and the remaining balance of HK$21,450 is included in the outstanding capital commitment.

(b)	Leasing arrangements - operating lease:

(i)	The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2003	2004
	HK$	HK$
Land and buildings:
2004	1,229	—
2005	476	545
2006	31	31

Total	1,736	576

Operating lease rental expenses were HK$3,597, HK$3,650 and HK$1,010 for the years ended December 31, 2002, 2003 and 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

11.	CONTINGENCIES AND COMMITMENTS (continued)

	2003	2004
	HK$	HK$
Satellite transponder capacity:
2004	5,857	—
2005	1,683	3,464

Total	7,540	3,464

Operating lease rental expenses were HK$1,474, HK$3,228 and HK$4,948 for the years ended December 31, 2002, 2003 and 2004, respectively.

(ii)	The Group as lessor

Property rental income was HK$448, HK$452 and HK$513 for the years ended December 31, 2002, 2003 and 2004, respectively. At December 31, 2003 and 2004, certain properties with an aggregate carrying value of HK$9,137 and HK$8,120, respectively, were held for rental purpose. Depreciation charges relating to these properties were HK$149, HK$160 and HK$138 for the years ended December 31, 2002, 2003 and 2004, respectively. At the balance sheet date, the Group had contracted with tenants for the future minimum lease payments under non-cancellable operating leases in respect of properties which fall due as follows:

	2003	2004
	HK$	HK$
2004	236	—
2005	—	1,294
2006	—	209

Total	236	1,503

Service income earned relating to leasing of facilities equipment was HK$ nil, HK$3,680 and HK$1,374 for the years ended December 31, 2002, 2003 and 2004, respectively. At the balance sheet date, the Group had contracted with customers for the future minimum lease payments under non-cancellable operating lease which fall due as follows:

	2003	2004
	HK$	HK$
2004	1,183	—
2005	618	886
2006	—	267
2007	—	108

Total	1,801	1,261

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

11.	CONTINGENCIES AND COMMITMENTS (continued)

(c)	(i)	In the years before 1999, overseas withholding tax was not charged in respect of the Group’s transponder utilization income derived from the overseas customers. From 1999, overseas withholding tax has been charged on certain transponder utilization income of the Group and full provision for such withholding tax for the years from 1999 onwards has been made in the financial statements. The Directors of the Company are of the opinion that the applicable tax rules should take effect from 1999 onwards and, accordingly, no provision for the withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant income earned in those years, not provided for in the financial statements amounted to approximately HK$75,864.

	(ii)	The Hong Kong Profits Tax returns of a subsidiary of the Company for the years of assessment 1999/2000 and 2000/2001 are currently under dispute with the Hong Kong Inland Revenue Department (“IRD”). This subsidiary recognized a gain of HK$389,744 in 1999 in relation to the transfer of substantially all of the satellite transponder capacities of APSTAR IIR for the rest of its useful life. This subsidiary has claimed the gain as a non-taxable capital gain in its 1999/2000 Profits Tax return. The non-taxable claim is under review by the IRD which has proposed to treat the proceeds received as taxable income to this subsidiary with a corresponding entitlement to statutory depreciation allowance in respect of APSTAR IIR.

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

12.	COMMON STOCK

		Issued and
	Number	fully paid
	of shares	capital stock
	’000	HK$
Ordinary shares of HK$0.10 each
Balance at January 1, 2003	412,535	41,254
New shares issued under the share option scheme	730	73

Balance at December 31, 2003 and December 31, 2004	413,265	41,327

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

14.	RETIREMENT BENEFIT SCHEMES

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

The Group’s contributions to retirement benefit schemes during the years ended December 31, 2002, 2003 and 2004 amounted to HK$1,266, HK$1,203 and HK$1,579, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

15.	INCOME TAXES IN THE CONSOLIDATED STATEMENTS OF OPERATIONS

(a)	The income taxes charged to the consolidated statements of operations are as follows:

	Years ended December 31,
	2002	2003	2004
	HK$	HK$	HK$
Current tax – Provision for Hong Kong Profits Tax
Tax for the year	7,744	114,487	—

Current tax — Overseas
Tax for the year	23,551	20,247	17,000
Under-provision in respect of prior years	3,731	—	—

	35,026	134,734	17,000

Deferred tax — Hong Kong
Origination and reversal of temporary differences	1,788	(134,775)	(375)
Effect of increase in tax rate on deferred tax balance at January 1,	—	11,762	—

	1,788	(123,013)	(375)

	36,814	11,721	16,625

The provision for Hong Kong Profits Tax Provision for the years ended December 31, 2002, 2003 and 2004 were made by applying the tax rate of 16%, 17.5% and 17.5%, respectively, to the estimated assessable profits earned in Hong Kong.

Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Overseas tax includes the withholding tax paid or payable in respect of Group’s income from provision of satellite transponder capacity to the customers which are located outside Hong Kong. The provision for the years ended December 31, 2002, 2003 and 2004 were made by applying tax rates prevailing in respective jurisdictions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

15.	INCOME TAXES IN THE STATEMENT OF OPERATIONS (continued)

(b)	Reconciliation between tax expense and accounting profit/(loss) at the applicable tax rates:

	Years ended December 31,
	2002	2003	2004
	HK$	HK$	HK$
Profit/(loss) before tax	58,861	(213,920)	(43,191)

Notional tax on profit/(loss) before tax, calculated at the rates applicable to profits/(losses) in the countries concerned	9,353	(37,455)	(8,331)
Overseas withholding tax	23,516	20,237	17,000
Tax effect of non-deductible expenses	9,592	7,616	40,756
Tax effect of non-taxable revenue	(11,992)	(3,099)	(27,852)
Tax effect of unused tax losses not recognized	2,614	12,660	2,656
Tax effect of prior year’s unrecognized tax losses utilized this year	—	—	(7,604)
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	—	11,762	—
Under-provision in prior years	3,731	—	—

Actual tax expenses	36,814	11,721	16,625

16.	INCOME TAXES IN THE CONSOLIDATED BALANCE SHEET

(a)	Income taxes payable in the consolidated balance sheet represents:

	2003	2004

	HK$	HK$
Provision for Hong Kong Profits Tax for the year	114,487	—
Provisional Hong Kong Profits Tax paid	(6,352)	—
Overseas tax payable	1,938	4,672

	110,073	4,672

Balance of overseas tax provision relating to prior years	78,059	79,997
Balance of Hong Kong Profits tax provision relating to prior years	99	99

	188,231	84,768

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

16. INCOME TAXES IN THE BALANCE SHEET (continued)

(b)	The components of deferred tax (assets)/liabilities recognized in the consolidated balance sheet and the movements during the years ended December 31, 2003 and 2004 are as follows:

	Depreciation
	allowances in	Other		Certain
	excess of related	temporary		leasing
Deferred tax arising from:	depreciation	differences	Losses	arrangements	Total
	$’000	$’000	$’000	$’000	$’000
At January 1, 2003	66,637	—	(51,115)	109,941	125,463
Charged/(credited) to consolidated statements of operations	(29,051)	(281)	16,260	(109,941)	(123,013)

At December 31, 2003	37,586	(281)	(34,855)	—	2,450

At January 1, 2004	37,586	(281)	(34,855)	—	2,450
Charged/(credited) to consolidated statements of operations	96,996	40	(97,411)	—	(375)

At December 31, 2004	134,582	(241)	(132,266)	—	2,075

In 1994, certain leasing arrangements provided the Group with an initial cash inflow in return for being responsible for the future obligations to make payments of taxation under the leasing arrangements. Any differences between the initial benefit and the eventual tax liability were provided for over the lives to the relevant leases. The arrangement was completed in December 2003.

	2003	2004
	HK$	HK$
Net deferred tax assets recognized in the consolidated balance sheet	(9,416)	(10,134)
Net deferred tax liabilities recognized in the consolidated balance sheet	11,866	12,209

	2,450	2,075

(c)	Deferred tax assets not recognized:

The Group has not recognized deferred tax assets in respect of tax losses of HK$62,594 and HK$30,723 and other deductible temporary differences of HK$17,173 and HK$21,535, as the realization of assets was considered not probable as at December 31, 2003 and 2004, respectively.

The Group’s share of unrecognized deferred tax assets in respect of tax losses of jointly controlled entity amounted HK$26,886 and HK$31,753 and other deductible temporary differences amounted HK$3,816 and HK$1,174 as at December 31, 2003 and 2004, respectively.

The tax losses do not expire under current tax legislation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

17.	MATERIAL RELATED PARTY TRANSACTIONS

(a)	During the years ended December 31, 2002, 2003 and 2004, the Group entered into the following transactions with related parties:

		Years ended December 31,
	Note	2002	2003	2004
		HK$	HK$	HK$
Income from provision of satellite transponder capacity to certain shareholders and its subsidiary of the Company	(i)	34,551	35,921	38,259

Income from provision of satellite transponder capacity, provision of satellite-based telecommunications services to a holding company and its subsidiaries of a shareholder of the Company	(i)	18,594	19,741	24,163

Income from provision of satellite transponder capacity to a jointly controlled entity	(i)	8,245	6,160	—

Management fee income from a jointly controlled entity	(ii)	1,500	1,121	480

Management fee income from an associate	(iii)	189	65	—

Facilities management services income from a jointly controlled entity	(iv)	8,311	3,386	—

Expenses in connection with the provision of transponder capacity from a shareholder of the Company	(v)	2,574	—	—

Technical support services expenses to a shareholder of the Company	(vi)	—	75	—

Management fee expenses to a holding company of a shareholder of the Company	(vii)	2,280	2,280	1,135

Payments of service fee in connection with the satellite project to a fellow subsidiary of a shareholder of the Company	(viii)	12,324	87,604	151,895

Compensation income from a jointly controlled entity in connection with the early termination of services and facilities lease	(ix)	—	13,500	—

Purchase of certain fixed assets from a jointly controlled entity	(x)	—	6,800	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

17.	MATERIAL RELATED PARTY TRANSACTIONS (continued)

(b)	At December 31, 2003 and 2004, the Group had the following amounts included in the consolidated balance sheet in respect of amounts owing by and to related parties:

							Deposits,				Rentals received in
			Interest in jointly				prepayments and		Payables and		advance and
	Prepayment		controlled entities		Trade receivables		other receivables		accrued charges		deferred income
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Jointly controlled entities		—	70,723	70,614	—		—	—	921	—		—

Certain shareholders and its subsidiary of the Company	—	—	—		7,496	18,237	3,120	—	3,750	24	3,524	—

Holding company and its subsidiaries of a shareholder of the Company (note (i))	—	—	—	—	2,518	2,226	—	—	31,910	6	2,907	255,105

A fellow subsidiary of a shareholder of the Company	—	38,454	—	—	—	—	—	—	—	—	—	—

During the year ended December 31, 2003, a shareholder of the Company advanced RMB3,300, equivalent to US$400, to the Group. In return the Group advanced US$400 to that shareholder. The items of such advance are interest-free and repayable within one year.

(c)	In addition, at December 31, 2003 and 2004, the Group had an outstanding commitment to pay launch service fees of APSTAR VI to a fellow subsidiary of a shareholder of the Company amounting to HK$230,246 and HK$116,805, respectively. At December 31, 2004, the Group had an outstanding commitment to pay an option payment for the design, construction, delivery and launch of a satellite APSTAR VIB to a fellow subsidiary of a shareholder of the Company amounting to HK$21,450.

Notes:

(i)	The terms and conditions of these transponder capacity utilization agreements are similar to those contracted with other customers of the Group.

(ii)	Management fee income arose from a reimbursement of cost of service provided to a jointly controlled entity under the agreement.

(iii)	Management fee income from an associate arose from the reimbursement of expenses paid on behalf of an associate.

(iv)	The Directors consider that the facilities management service income is charged according to the terms and conditions similar to those offered to other customers.

(v)	The Directors consider that the terms and conditions of these transponders utilization agreements were similar to those offered to other customers by the provider.

(vi)	The Directors consider that the technical support services expenses were charged according to prices and conditions similar to those offered to other customers by the service provider.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

17. MATERIAL RELATED PARTY TRANSACTIONS (continued)

     Notes – continued

(vii)	Management fee expenses arose from a reimbursement of cost of services provided from the holding company of a shareholder of the Company.

(viii)	The Directors consider that the service fee is charged according to prices and conditions similar to those offered to other customers by the launch service provider.

(ix)	As a result of the reorganization of a jointly controlled entity, the jointly controlled entity early terminated the services and facilities lease agreement and the Group received a compensation for the early termination of the agreement. The Directors consider that the compensation is charged according to prices and conditions similar to those offered to other customers by the termination.

(x)	As a result of the reorganization of a jointly controlled entity, certain fixed assets are purchased from the jointly controlled entity. The Directors consider that the purchase consideration is arrived after arm’s length negotiation with reference to the valuation conducted by an independent valuation company.

18.	SUPPLEMENTAL INFORMATION

(a)	Other operating revenues

Other operating revenues include the following:

	Years ended December 31,
	2002	2003	2004
	HK$	HK$	HK$
Compensation income for early termination of utilization agreements in respect of provision of satellite transponder capacity	53	550	—
Compensation income from a jointly controlled entity for early termination of services and facilities lease	—	13,500	—
Reversal of provision on regulatory matters previously recognized in the life lease of transponders of APSTAR IIR (note)	47,212	—	—
Reversal of allowance for doubtful receivables	130	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

18.	SUPPLEMENTAL INFORMATION (continued)

Note : Under the terms of an agreement made with an independent third party dated August 18, 1999 in relation to the provision of substantially all of the transponder capacities of APSTAR IIR, the directors of the Group agreed to bear the cost of retrofitting the dishes of affected customers of APSTAR IIR as a result of increase in dish size. Provision was therefore made for the best estimate of the potential cash outflow under the agreement based on the estimated cost of retrofitting the dishes totally HK$93,000. In 2000, as the number of transponders that had been identified as probable cause of the interference decreased, an amount of HK$45,788 related to this provision was reversed and the provision was HK$47,212 at December 31, 2000 and 2001.

In 2002, the directors of the Group reassessed the probability of the need to increase the dish size of affected customers of APSTAR IIR. Based on information from the customers of the transponders in APSTAR IIR (“customer”) received in December 2002, the transponders are no longer used in providing FM/TV carrier services and this greatly alleviated the probability of the need to retrofit the dishes. The customer and potentially affected customers have not requested the Group to retrofit the dishes as of December 31, 2002. In addition, the customer is not aware of any interference caused by APSTAR IIR which requires the Group to bear the cost of retrofitting the dishes of affected customers. The customer had also not requested the Group to reimburse the customer for such amount, to the extent they undertake the retrofitting efforts under APSTAR IIR customer contracts with such affected customers as a result of increase in dish size. Accordingly, the directors of the Group are of the opinion that the probability of the need to retrofit the dishes is remote and hence, no provision on regulatory matters is considered necessary. An amount of HK$47,212 has been reversed to income in 2002.

(b)	Borrowing costs

	Years ended December 31,
	2002	2003	2004
	HK$	HK$	HK$
Interest on bank borrowings wholly repayable within five years	117	6,553	17,223
Other borrowing costs	2,125	1,162	3,598
Less: Amount capitalized into construction in progress*	(2,242)	(7,715)	(16,704)

	—	—	4,117

*	The borrowing costs have been capitalized at a rate of 2.27% to 2.41% per annum (2003 : 1.97%).

Borrowing costs capitalized during the years ended December 31, 2003 and 2004 arose on bank loans borrowed for the purpose of financing the construction and launching of satellites.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

18.	SUPPLEMENTAL INFORMATION (continued)

(c)	Staff costs

	Years ended December 31,
	2002	2003	2004
	HK$	HK$	HK$
Staff costs (including directors’ emoluments)
Pension contributions	1,294	1,370	1,608
Less: Forfeited contributions	(28)	(167)	(29)
Net pension contributions	1,266	1,203	1,579
Salaries, wages and other benefits	35,900	36,764	40,258

	37,166	37,967	41,837
Less: Capitalized into construction in progress	(1,108)	(1,326)	(772)

	36,058	36,641	41,065

(d)	Profit/(loss) from operations

	Years ended December 31,
	2002	2003	2004
	HK$	HK$	HK$
Profit/(loss) from operations has been arrived at after charging:

Amortization of goodwill (included in administrative expenses)	660	—	—
Bad debt written off	107	153	—
Depreciation	233,971	236,322	177,992
Exchange loss	16	—	458
Loss on disposal of property, plant and equipment	30	—	32
Allowance for doubtful receivables	5,207	8,402	5,654

(e)	Valuation and qualifying accounts

	Years ended December 31,
	2002	2003	2004
Allowance for doubtful receivables	HK$	HK$	HK$
Balance at beginning of the year	12,305	6,037	14,439
Charged to cost and expenses	5,337	8,402	5,654
Reductions	(130)	—	—
Written off	(11,475)	—	—

Balance at end of the year	6,037	14,439	20,093

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

19.	SEGMENTAL REPORTING

Segment information is presented in respect of the Group’s business and geographical segments. Business information is chosen as primary reporting format because this is more relevant to the Group’s internal financial reporting.

Inter-segment is based on similar terms as those available to other external parties.

Business segments

The Group comprises two main business segments, namely provision of satellite transponder capacity and provision of satellite-based telecommunications services.

				Provision of
	Provision of satellite			satellite-based			Inter-segment
	transponder capacity			telecommunications services			elimination			Consolidated
	2002	2003	2004	2002	2003	2004	2002	2003	2004	2002	2003	2004
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue from external customers	323,961	274,652	226,878	11,354	16,403	38,683	—	—	—	335,315	291,055	265,561
Inter-segment revenue	1,178	897	5,276	—	—	6	(1,178)	(897)	(5,282)	—	—	—

Total segment revenue	325,139	275,549	232,154	11,354	16,403	38,689	(1,178)	(897)	(5,282)	335,315	291,055	265,561

Service income not included in segment revenue										16,110	11,186	11,699

Total revenues										351,425	302,241	277,260

Segment result	95,628	(121,187)	16,690	(3,386)	(5,577)	(3,332)	—	—	(6)	92,242	(126,764)	13,352

Service income										16,110	11,186	11,699

Corporate operating income and expenses

- Other operating revenues										25,115	33,051	9,410

- Selling, general and administrative expenses										(63,982)	(66,560)	(73,026)

										—	—	—
Profit/(loss) from operations										69,485	(149,087)	(38,565)

Borrowing costs										—	—	(4,117)

Share of losses of jointly controlled entities										(10,624)	(64,833)	(509)

Income tax										(36,814)	(11,721)	(16,625)
Minority interests										2,388	923	2,059

Profit/(loss) attributable to shareholders										24,435	(224,718)	(57,757)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

19.	SEGMENTAL REPORTING (continued)

				Provision of
	Provision of satellite			satellite-based			Inter-segment
	transponder capacity			telecommunications services			elimination			Consolidated
	2002	2003	2004	2002	2003	2004	2002	2003	2004	2002	2003	2004
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Depreciation for the year	230,022	228,961	167,896	3,949	7,361	10,096

Amortization for the year	660	—	—	—	—	—

Impairment loss for the year	8,594	129,098	—	—	—	1,800

Allowance on doubtful receivables	—	4,792	2,883	5,337	3,610	2,771

Segment assets		2,533,571	2,829,145		52,497	52,869		(38,052)	(52,284)		2,548,016	2,829,730

Investment in jointly controlled entities		82,271	80,330		510	510					82,781	80,840

Corporate assets											674,772	716,462

Total assets											3,305,569	3,627,032

Segment liabilities		288,661	399,229		60,597	74,994		(38,052)	(52,284)		311,206	421,939

Corporate liabilities											735,418	1,008,084

Total liabilities											1,046,624	1,430,023

Capital expenditure incurred during the year		781,511	417,553		10,397	13,187

     Note 1: The Company changed the composition of its reportable segments in 2004, and accordingly, the amounts disclosed in 2002 and 2003 financial statements relating to the reportable segments have been restated to conform to the 2004 composition of its reportable segments. The restatement did not have any impacts on either the financial results or financial position on the Company in 2002 and 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

19. SEGMENTAL REPORTING (continued)

Geographical segments

The Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple countries but not located at a specific geographical area. Accordingly, no segment analysis of the carrying amount of segment assets by location of assets is presented.

In presenting information on the basis of geographical segments, segment revenue, segment assets and capital expenditure is based on the geographical location of customers.

				Other regions in
	Hong Kong			the PRC			Singapore			USA			Others			Unallocated
	2002	2003	2004	2002	2003	2004	2002	2003	2004	2002	2003	2004	2002	2003	2004	2002	2003	2004
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue from external customers	47,178	25,082	21,287	254,901	225,786	195,155	18,616	18,376	23,339	18,848	18,973	8,375	11,882	14,024	29,104		—	—

Segment assets		3,548	1,666		75,673	55,492		1,480	2,226		2,317			4,921	4,677		3,217,630	3,562,971

Capital expenditure incurred during the year		—	—		3,490	2,253								—	—		788,418	428,487

20. SHARE OPTION PLAN

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

20. SHARE OPTION PLAN (continued)

the average closing price of the shares as stated in the Exchange’s daily quotations sheets for the five trading days immediately preceding the date of the offer of grant; and (iii) the nominal value of a share.

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

The particulars of the share options granted under the Scheme 2001 outstanding during the years ended December 31, 2002, 2003 and 2004 are as follows:

Number of
share options
At January 1, 2002	13,450,000
Cancelled during the year	(40,000)

At December 31, 2002	13,410,000
Cancelled during the year	(3,010,000)
Exercised	(730,000)

At December 31, 2003	9,670,000
Cancelled during the year	(1,220,000)

At December 31, 2004	8,450,000

The above granted options have an exercise price of HK$2.765 per share and are exercisable within the period from May 22, 2003 to May 21, 2011. At December 31, 2004, the weighted average remaining contractual life of outstanding options was 6.39 years.

The financial impact of share options granted is not recorded in the consolidated financial statements until such time as the options are exercised, and no charge is recognized in the consolidated statements of operations in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

20.      SHARE OPTION PLAN (continued)

     (b) Details of share options exercised during the year ended December 31, 2003:

		Market value per share
Exercise period	Exercise price	at exercise date	Proceeds received	Number
July 16, 2003 to	Range from HK$2.944
September 8, 2003	HK$2.765	to HK$3.782	HK$2,019	730,000

21.	CONCENTRATION AND OTHER RISKS

Financial instruments that potentially subject the Group significant concentrations of credit risk consist principally of cash investments and trade receivables.

The Group maintains cash and cash equivalents with various financial institutions. These financial institutions are located both in Hong Kong and overseas. The Company policy is designed to limit exposure to any one institution.

Two customers accounted for 23% and 13% each of the total transponder utilization revenues in the year ended December 31, 2002. Two customers accounted for 13% and 12% each of the total transponder utilization revenues in the year ended December 31, 2003. One customer accounted for 13% of the total transponder utilization revenues in the year ended December 31, 2004.

Revenues from the Group’s five largest customers for the years ended December 31, 2002, 2003 and 2004 were HK$198,920, HK$119,188 and HK$111,925 (US$14,349), respectively, which represented 56.6%, 39.4% and 40.4%, respectively, of total revenues. Revenues from the Group’s largest customer are derived from PRC and represented 22.9%, 12.6% and 12.7%, respectively, of total revenues during the years ended December 31, 2002, 2003 and 2004.

Substantially all of the Group’s trade receivables are due from prominent broadcasters and telecommunication services providers. Furthermore, as of December 31, 2003 and 2004, the three largest trade receivables amounted to HK$32,878 and HK$22,321, respectively. The Group performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral because it usually receives trade deposits which represent a quarter of utilization fees payable to the Group. The transponder utilization agreements are subject to termination by the Group if utilization payments are not made on a timely basis.

Technology in the satellite broadcasting and telecommunication industry is in a rapid and continuing state of change, with technological developments and innovations constantly emerging. Any technological lag in the designs of the existing satellites could result in lower utilization fees after the expiration of the initial terms for the utilized transponder capacity.

The Group’s launch insurance is unlikely to fully reimburse the Group for its expenditures with respect to launching a replacement satellite, with uninsured expenses comprising legal and other professional fees, interest and certain other expenses. In the very unlikely event of catastrophic launch failure of APSTAR VI, the Group will recognize a capital loss of approximately HK$390,000 (US$50,000) due to insufficient insurance coverage. Nevertheless, the claimed

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

21.	CONCENTRATION AND OTHER RISKS (continued)

payment under the catastrophic launch failure (which will be approximately HK$1,365,000 (US$175,000) in the case of total loss), will be sufficient to fully repay the outstanding principal of the term loan.

Currently, the Group’s in-orbit insurance, other than APSTAR VI, covers only the book value, rather than the replacement cost, of a satellite. In respect of APSTAR VI, the launch insurance covers the first year in-orbit operations in an amount only US$175,000 but not the book value of a satellite. Any anomalies and significant loss occur in that year may lead to recognition of non-cash impairment loss to write off the book value. Further, the Company’s insurance coverage does not compensate the Group for business interruption and similar losses (including, among other things, loss of market share, loss of revenue and incidental and consequential damages).

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP

(a)	Summary of Significant Differences Between HK GAAP and US GAAP

The Group’s accounting policies conform with generally accepted accounting principles in Hong Kong (“HK GAAP”) which differ in certain material respects from those applicable generally accepted accounting principles in the United States of America (“US GAAP”).

The significant differences relate principally to the following items and the adjustments considered necessary to present the net income/(loss) and shareholders’ equity in accordance with US GAAP are set out below.

(i)	Revenue recognition

Certain of the Group’s transponder utilization agreements for transponder capacity contain pre-determined escalations over the terms of the agreements. Prior to 2002, revenue was recognized on an accrual basis under the contract terms under HK GAAP. For US GAAP, revenue is recognized on a straight-line basis over the relevant contract term. Effective from January 1, 2002, revenue is recognized on a straight-line basis over the relevant contract terms under HK GAAP. As such, US GAAP adjustments were made in 2002 to reverse the accumulated difference as at December 31, 2001 between revenue recognized on an accrual basis and on a straight-line basis under HK GAAP, and its corresponding tax effect.

(ii)	Investment properties revaluation and depreciation

Under HK GAAP, investment properties are stated at appraised values and are not depreciated. Changes in the value of investment properties are dealt with as movements in the investment properties revaluation reserve in the shareholders’ equity. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the consolidated statements of operations. Under US GAAP, investment properties are stated at cost and depreciated over the lease terms. Accordingly, the investment properties of the Group and its jointly controlled entity, which are stated at open market value, have been restated at historical cost less accumulated depreciation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(ii)	Investment properties revaluation and depreciation (continued)

Depreciation has been based on the historical cost of the properties held by the Group and its jointly controlled entity and the useful lives of such properties range from 44 to 46 years. The gross historical cost of properties held by the Group and jointly controlled entity subject to depreciation under US GAAP which are not depreciated under HK GAAP at December 31, 2004 amounted to HK$3,821 (2003: HK$3,821) and HK$140,000 (2003: HK$140,000), respectively.

In the US GAAP reconciliation of net loss for the year, the adjustments represent the reversal of revaluation gain in respect of the Group’s properties of HK$78 (2003: revaluation loss of HK$70 and 2002: revaluation loss of HK$70), and the depreciation in respect of the properties held by the Group amounting HK$84 (2003: HK$83 and 2002: HK$83) and the Group’s proportionate share of depreciation in respect of the property held by jointly controlled entity amounting HK$1,750 (2003: HK$875 and 2002: HK$nil). In the US GAAP reconciliation of shareholders’ equity at December 31, 2004, the adjustments represent the reversal of revaluation gain in respect of the investment properties of the Group of HK$78 (2003: revaluation loss of HK$70) and the Group’s proportionate share of revaluation gain in respect of the property held by its jointly controlled entity HK$5,500 (2003: HK$7,700), and the additional accumulated depreciation charged on the Group’s properties and proportionate share of the jointly controlled entity’s properties under US GAAP amounting HK$1,288 (2003: HK$1,204) and HK$2,625 (2003: HK$875), respectively.

(iii)	Share options

Under HK GAAP, no compensation expense is recognized.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees"(“APB 25”), compensation expense is recognized for options granted to employees and amortized over the vesting period of the options concerned to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date, which is generally the grant date unless certain conditions apply. Under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, an entity may alternatively compute compensation expense based on the fair value of the options granted. The Company has adopted APB 25 for purposes of accounting for its fixed plan stock options issued to employees.

When the eligible employees have resigned and their share options are cancelled prior to vesting, adjustment is made to reverse any previous years’ amortized compensation expenses of those employees option under US GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(iii)	Share options (continued)

In the USGAAP reconciliation of net income/(loss) for the year ended December 31, 2002 and 2003, the compensation expense of share options granted represents the amortization over ther vesting period for the year net of the reversal adjustment relating to the cancellation of share options prior to vesting. There has been no compensation expense of share options granted for the year ended December 31, 2004 as all the share options granted have been vested in 2003. In the US GAAP reconciliation of shareholders’ equity at December 31, 2004, the adjustments represent compensation expenses of HK$11,284 (2003: HK$11,284) charged to retained earnings, exercise of share options of HK$73 (2003: HK$73) and HK$719 (2003: HK$719) charged to share capital and share premium, respectively and the share options outstanding included in shareholders’ equity is HK$10,492 (2003: HK$10,492).

(iv)	Goodwill

Under HK GAAP, the Group adopted the acquisition method to account for the purchase of subsidiaries from the holding company. Under the acquisition method, the acquired results are included in the results of operations from the date of their acquisition. For acquisitions before January 1, 2001, goodwill arising on the acquisition, being the excess of the cost over the fair value of the Group’s share of the separable net assets acquired, is eliminated against reserves immediately on acquisition. For acquisitions on or after January 1, 2001, goodwill arising on the acquisition is amortized to the consolidated statements of operations on a straight-line basis over its estimated useful life.

Under US GAAP effective January 1, 2002, SFAS No. 142, “Goodwill and Other Intangible Assets”, requires that goodwill and other indefinite life assets acquired in a business combination no longer be amortized, instead, these assets must be tested for impairment at least annually. The excess fair value of net assets acquired over the purchase price (negative goodwill) shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other postretirement benefit plans, and any other current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess shall be recognized as an extraordinary gain. The extraordinary gain shall be recognized in the period in which the business combination is completed unless the acquisition involves contingent consideration that, if paid or issued, would be recognized as an additional element of cost of the acquired entity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(v)	Impairment of long-lived assets

The Group periodically reviews the carrying amount of the assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Under HK GAAP, the estimated future cash flows are discounted at a discount rate when assessing the recoverable amount of the asset.

Under US GAAP, in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, recoverability of the assets is measured by a comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

Given that the estimated undiscounted cash flows expected to be generated by the asset exceed the carrying amount of the asset that was impaired under HK GAAP in 2004, the asset is not considered impaired under US GAAP. Accordingly, the US GAAP adjustment represents the reversal of impairment loss attributable to the Group in respect to property, plant and equipment HK$1,080 (2003: HK$nil). The loss attributable to the minority interest is HK$720 (2003: HK$nil).

(vi)	Segment reporting

Under HK GAAP, the Group has reported business segment information as its primary reporting segment in accordance with its internal financial reporting. Segment information under HK GAAP includes data that can be directly attributable to a segment and those items that can be reasonably allocated.

Under US GAAP, segment information is based on the segmental operating results regularly reviewed by the Group’s chief operating decision maker applying accounting policies consistent with those used in preparation of the Group’s consolidated HK GAAP financial statements.

Segment information, including revenues and results for these segments for each of the three years ended December 31, 2004 is presented in note 19. The computation of segment results required by HK GAAP approximates measures of performance used internally by the chief operating decision maker and materially complies with US GAAP.

Please refer to note 19 for the Group’s other segment information required by the provisions of SFAS No. 131 “Segment Reporting”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(b)	Net income/(loss)

The effect on net income/(loss) of significant differences between HK GAAP and US GAAP is as follows:

	Years ended December 31,
	2002	2003	2004
	HK$	HK$	HK$
Net income/(loss) as reported under HK GAAP	24,435	(224,718)	(57,757)
Adjustments:
Recognition of revenue	(3,697)	—	—
Investment properties	(13)	(888)	(1,912)
Tax effect of reconciling items	591	—	—
Compensation expense of share options granted	(7,553)	344	—
Impairment of long-lived assets	—	—	1,080

Net income/(loss) as reported under US GAAP	13,763	(225,262)	(58,589)

Weighted average shares, outstanding

- basic	412,675,000	412,892,000	413,265,000

- diluted	412,675,000	412,892,000	413,265,000

Earnings/(loss) per share under US GAAP

- basic	3 cents	(55 cents)	(14 cents)

- diluted	3 cents	(55 cents)	(14 cents)

Options to purchase 9,670,000 shares and 8,450,000 shares of common stock at HK$2.765 per share were outstanding during the years 2003 and 2004, respectively, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares for the period. The options, which expire on May 21, 2011, were still outstanding at the end of year 2004.

Under US GAAP effective from January 1, 2002, goodwill is no longer amortized but is subject to annual impairment review. Hence, amortization of goodwill of approximately HK$660 which has been provided under HK GAAP during 2002 was reversed under US GAAP. However, as a result of the Group’s impairment assessment, a provision was recorded to reduce goodwill to its estimated fair value for both HK GAAP and US GAAP. The impairment provision recorded under US GAAP was HK$660 higher than that recorded under HK GAAP. No goodwill was recorded under HK GAAP or US GAAP for the years ended December 31, 2003 and 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(c)	Shareholders’ equity

The effect on shareholders’ equity of significant differences between HK GAAP and US GAAP is as follows:

	December 31,
	2003	2004
	HK$	HK$
Shareholders’ equity as reported under HK GAAP	2,253,030	2,193,153
Adjustments:
Accumulated depreciation on investment properties	(520)	(2,432)
Revaluation reserve	(7,700)	(5,500)
Property, plant and equipment	—	1,080

Shareholders’ equity as reported under US GAAP	2,244,810	2,186,301

The changes in shareholders’ equity in accordance with US GAAP is as follows:

	Capital	Additional	Other	Retained
	stock	paid-in capital	reserves	earnings
	HK$	HK$	HK$	HK$
Balance at January 1, 2002	41,272	1,798,883	64	627,905
Repurchase of shares	(18)	(289)	—	—
Foreign currency translation adjustment	—	—	182	—
Dividends paid	—	—	—	(20,636)
Compensation expense of share options granted	—	7,553	—	—
Transfer to other reserves	—	—	30	(30)
Net income for the year	—	—	—	13,763

Balance at December 31, 2002	41,254	1,806,147	276	621,002
New shares issued under the share option scheme	73	1,946	—	—
Foreign currency translation adjustment	—	—	(282)	—
Compensation expense of share options granted	—	(344)	—	—
Transfer to other reserves	—	—	8	(8)
Net loss for the year	—	—	—	(225,262)

Balance at December 31, 2003	41,327	1,807,749	2	395,732
Foreign currency translation adjustment	—	—	80	—
Net loss for the year	—	—	—	(58,589)

Balance at December 31, 2004	41,327	1,807,749	82	337,143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(d)	Comprehensive income under US GAAP

The comprehensive income for the year ended December 31, 2002 was HK$13,945, comprised of net income of HK$13,763 and a foreign currency translation gain of HK$182.

The comprehensive loss for the year ended December 31, 2003 was HK$225,544, comprised of net loss of HK$225,262 and a foreign currency translation loss of HK$282.

The comprehensive loss for the year ended December 31, 2004 was HK$58,509, comprised of net loss of HK$58,589 and a foreign currency translation gain of HK$80.

(e)	Consolidated statements of operations and consolidated balance sheets under US GAAP

The compensation received from cancellation of transponder utilization agreements and from early termination of services and facilities lease are classified as revenues under US GAAP. In addition, the reversals of the allowance for doubtful receivables and provision for regulatory matters, and the impairment loss on goodwill and property, plant and equipment are presented as part of costs and expenses under US GAAP.

Under US GAAP, the interest expense on the loan borrowed by the Partnership and the related interest income on the deposit by a fellow subsidiary are not offset.

The consolidated statements of operations under US GAAP is as follows:

	Years ended December 31,
	2002	2003	2004	2004
	HK$	HK$	HK$	US$
Total revenues	347,781	316,291	277,260	35,547
Total costs and expenses	(314,621)	(484,036)	(323,519)	(41,477)

Income/(loss) from operations	33,160	(167,745)	(46,259)	(5,930)
Other income/(expenses)
Borrowing costs	(43,685)	(35,771)	(4,117)	(529)
Interest income	65,874	42,882	7,312	937
Others-net	2,873	11,878	2,020	259
Share of losses of jointly controlled entities	(10,624)	(65,708)	(2,259)	(289)

Income/(loss) before income taxes and minority interests	47,598	(214,464)	(43,303)	(5,552)
Provision for income taxes	(36,223)	(11,721)	(16,625)	(2,131)
Minority interests	2,388	923	1,339	172

Net income/(loss)	13,763	(225,262)	(58,589)	(7,511)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(e)	Consolidated statements of operations and consolidated balance sheets under US GAAP (continued)

Under US GAAP, the Company’s consolidated current assets were HK$759,773 and HK$768,108 and total assets were HK$3,297,349 and HK$3,620,900 at December 31, 2003 and 2004, respectively, and consolidated current liabilities were HK$276,979 and HK$234,386 and total liabilities were HK$1,046,624 and HK$1,430,023 at December 31, 2003 and 2004, respectively.

(f)	Consolidated statements of cash flow

The Group applies Hong Kong Statement of Standard Accounting Practice No. 15 (revised 2001) “Cash Flow Statements” (“HK SSAP 15”). Its objectives and principles are similar to those set out in SFAS No. 95, “Statement of Cash Flows” for US GAAP purposes. The principal differences between the standards relate to classification. Interest received is classified under investing activities and interest paid under financing activities shown under HK SSAP 15. These items are classified under operating activities under SFAS No. 95.

A reconciliation of the major captions in the consolidated statements of cash flow under HK GAAP and US GAAP is as follows:

	Years ended December 31,
	2002	2003	2004
	HK$	HK$	HK$
Net cash from operating activities:

Amount under HK GAAP	162,763	91,292	233,378
US GAAP adjustment - interest received	20,254	9,279	6,810
- interest paid	—	(3,681)	(15,847)

Amount under US GAAP	183,017	96,890	224,341

Net cash used in investing activities:

Amount under HK GAAP	(1,037,192)	(589,259)	(364,492)
US GAAP adjustment - interest received	(20,254)	(9,279)	(6,810)

Amount under US GAAP	(1,057,446)	(598,538)	(371,302)

Net cash from financing activities:

Amount under HK GAAP	80,871	218,856	257,933
US GAAP adjustment - interest paid	—	3,681	15,847

Amount under US GAAP	80,871	222,537	273,780

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(g)	Income taxes

A reconciliation of the expected income tax expense (benefit), using the statutory tax rates of the applicable countries, with the actual income taxes expense under US GAAP is as follows:

	Year ended December 31,
	2002	2003	2004
	HK$	HK$	HK$
Profit/(loss) before tax and minority interests	47,598	(214,464)	(43,303)

Expected income tax expense (benefit)	7,551	(37,550)	(8,072)
Overseas withholding tax	23,516	20,237	17,000
Tax effect of non-deductible expenses	10,803	7,618	40,497
Tax effect of non-taxable revenue	(11,992)	(3,159)	(27,852)
Tax effect of unused tax losses not recognized	2,614	12,813	2,656
Tax effect of prior year’s unrecognized tax losses utilized this year	—	—	(7,604)
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	—	11,762	—
Under-provision in prior years	3,731	—	—

Actual tax expenses	36,223	11,721	16,625

               All but an insignificant amount of loss was generated from Hong Kong sources.

Non-deductible expenses include losses incurred by several subsidiaries which do not produce any taxable income and as such, the losses are not deductible against future profits.

As at December 31, 2004, the Group had net operating loss carryforwards of approximately HK$786 million that it can carryforward indefinitely.

The income taxes expense under US GAAP is presented below:

	Years ended December 31,
	2002	2003	2004
	HK$	HK$	HK$
Current	35,026	134,734	17,000
Deferred	1,197	(123,013)	(375)

	36,223	11,721	16,625

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(g)	Income taxes (continued)

The principal components of the deferred tax liabilities/(assets) under US GAAP are as follows:

	December 31,
	2003	2004
	HK$	HK$
Deferred tax assets:
Tax losses	45,809	138,252
Property, plant and equipment	3,802	4,295
Trade and other receivables	1,763	2,537
Others	672	511

Total deferred tax assets	52,046	145,595
Valuation allowance	(16,910)	(13,088)

Net deferred tax assets	35,136	132,507

Deferred tax liabilities
Property, plant and equipment	(37,586)	(134,582)

Net deferred tax liabilities	(2,450)	(2,075)

At January 1, 2002, the valuation allowance was HK$1,528. During 2002 and 2003, the valuation allowance increased by HK$151 and HK$15,231, respectively. During 2004, the valuation allowance decreased by HK$3,822.

(h)	Pro forma information of net income/(loss) and per share under SFAS No. 123 and 148 earnings/(loss)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(h)	Pro forma information of net income/(loss) and earnings/(loss) per share under SFAS No. 123 and 148 (continued)

If the Company had accounted for its share option plan by recording compensation expense based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net income/(loss) as reported under US GAAP and earnings/(loss) per share for the years ended December 31, 2002, 2003 and 2004 would have been adjusted to the pro forma amounts as follows:

		2002	2003		2004
		HK$	HK$		HK$
Net income/(loss)	As reported	13,763	(225,262)		(58,589)
Add: Stock-based employee compensation expense included in reported net income/(loss)		7,553	(344)		—
Deduct: Total stock-based employee compensation expense determined under fair value based method		(19,631)	892		—

Net income/(loss)	Pro forma	1,685	(224,714)		(58,589)

Basic earnings/(loss) per share	As reported	3 cents	(55 cents	)	(14 cents	)
	Pro forma	1 cent	(54 cents	)	(14 cents	)

Diluted earnings/(loss) per share	As reported	3 cents	(55 cents	)	(14 cents	)
	Pro forma	1 cent	(54 cents	)	(14 cents	)

(i)	Acquisition of a subsidiary

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(i)	Acquisition of a subsidiary (continued) Pro Forma Financial Information

The unaudited pro forma US GAAP financial information shown below has been prepared on the basis that the additional 20% interest in CTIA had been acquired at the beginning of 2002. This pro forma financial information is presented as supplemental information and is not necessarily indicative of the results of operations that would have been achieved had the said acquisition taken place at the beginning of 2002. Pro forma information is as follows:

2002
HK$
Total revenues	347,781
Net income	13,089
Basic earnings per share	3 cents
Diluted earnings per share	3 cents

The pro forma revenue for 2002 included the revenues of CTIA from January 1, 2002 to date of acquisition of HK$1,438. The 2002 pro forma net income included adjustment for 20% of the net loss of CTIA from January 1, 2002 to date of acquisition. The goodwill arising from the acquisition was not amortized through the date of acquisition.

(j)	Summarized information on APT Telecom, a significant jointly controlled entity

Under US GAAP, APT Telecom’s net losses were HK$18,261, HK$119,469 and HK$4,108 for the years ended December 31, 2002, 2003 and 2004, respectively, total assets were HK$157,636 and HK$138,817 as at December 31, 2003 and 2004, respectively, and total liabilities were HK$150,636 and HK$135,925 as at December 31, 2003 and 2004, respectively.

During 2003, the directors of APT Telecom conducted a review of the company’s fixed assets and determined that property, plant and equipment, and other assets were impaired due to the recoverable amount of these assets is estimated to be less than their carrying amount. Accordingly, impairment loss of HK$89,018 has been recognized and charged to the statements of operations for the year ended December 31, 2003. APT Telecom did not have any impairment in 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)

(k)	Recent US accounting pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-based payment” and superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. SFAS No. 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to the employees in the consolidated statements of operations. The revised statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting, which was permitted under Statement 123, as originally issued. For the Company, SFAS No. 123R is effective for fiscal years beginning after June 15, 2005. Consequently, the Company has elected to defer adoption of SFAS No. 123R until January 1, 2006. The Company is in the process of determining the impact of the adoption of SFAS No. 123R. The pro forma results disclosed in Note 22 (h) are not necessarily indicative of what the impact of SFAS No. 123R will be upon adoption.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, which eliminates an exception in Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions”, for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchange of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the adoption of SFAS No. 153 will have a significant effect on its financial statements.

In March 2005, the FASB issued an Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. This Interpretation clarifies the term conditional asset retirement obligation as used in SFAS No. 143, “Accounting for Asset Retirement Obligations” and when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation will be effective no later than the end of fiscal years ending after December 15, 2005. The Company does not believe that the adoption of the Interpretation No. 47 will be a significant effect on its financial statements.

EXHIBIT LIST

Exhibit
Number	Name of Exhibit
1.1	Memorandum of Association and Bye-laws of the Company (incorporated by reference to the Company’s Annual Report, as filed with the Commission on June 29, 2004).

4.1	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.2	Launch Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Launch Contractor, a subsidiary of China Aerospace Science & Technology Corporation, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.3	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated December 11, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on December 18, 2001).

4.4	Term Sheet executed by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, Contractor and Loral Orion, Inc., both of which are independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated September 20, 2002 (incorporated by reference to the Company’s 6-K filed with the Commission on September 30, 2002).

4.5	Transponder Utilization Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Lessee, a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, dated April 11, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on April 16, 2003).

4.6	Auditors of the Company was changed to Messrs. KPMG with effect from July 15, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on July 17, 2003).

4.7	Satellite Procurement Amendment Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Contractor, a party independent of the Director, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates, dated August 26, 2003. The Satellite Transponder Agreement and Satellite Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the lessor, a party independent of the Director, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates, dated August 26, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 2, 2003).

Exhibit
Number	Name of Exhibit
4.8	Various on-going transactions in their ordinary course of business had entered into between the APT Group of the Company and APT Telecom, a non-wholly owned subsidiary of the Company, and the contracting party, a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, as announced August 28, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 2, 2003).

4.9	Master Agreement by and between APT Satellite Telecommunications Limited, a non-wholly owned subsidiary of the Company, Skywork Corporation, a wholly owned subsidiary of the Company, APT Telecom Services Limited, a wholly owned subsidiary of the Company, and a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, dated September 10, 2003 whereby the business of APT Satellite Telecommunications Limited was being reorganized (incorporated by reference to the Company’s 6-K filed with the Commission on September 15, 2003).

4.10	The Agreement and the Amended Launch Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Contractor of APSTAR V, dated November 16, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 17, 2003).

4.11	An utilization agreement for the remaining life of APSTAR I by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the customer, dated October 22, 2004 (incorporated by reference to the Company’s 6-K filed with the Commission on October 29, 2004).

4.12	An agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the grantor and contractor of APSTAR VIB dated November 10, 2004 (incorporated by reference to the Company’s 6-K filed with the Commission on November 15, 2004).

4.13	Two Master Agreements between the Company and Singapore Telecommunications Limited; and the Company and C2C Pte Limited dated December 1, 2004 (incorporated by reference to the Company’s 6-K filed with the Commission on December 3, 2004).

8.1	List of subsidiaries and the jurisdictions under which each does business (contained in Note 1 to the Consolidated Financial Statements in Item 18 herein).

8.2**	Financial statements of APT Satellite Telecommunications Limited

12.1**	Certification of CEO

12.2**	Certification of CFO

14.1**	Amended Charter of the Audit Committee

14.2**	Charter of the Nomination Committee

14.3**	Charter of the Remuneration Committee

99.1**	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2**	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.3**	Significant Differences in Corporate Governance Practices.

Notes:

**	Filed herewith.