Form 20-F
period 2005-12-31
APT SATELLITE HOLDINGS LTD
filed 2006-06-30
CIK 1027229

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934, or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934.
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________
Commission file number 001-14564
APT SATELLITE HOLDINGS LIMITED

(Exact Name of the Registrant Specified in its Charter)
Bermuda

( Jurisdiction of Incorporation or Organization)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong

(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title	Name of Each Exchange on Which Quoted

Ordinary Shares American Depositary Shares	The Stock Exchange of Hong Kong Limited New York Stock Exchange
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
413,265,000 Ordinary Shares as of December 31, 2005.
Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.
YES ☐            NO ☑
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
YES ☐            NO ☑
Indicate by check mark whether the Company: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☑            NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
                         Large accelerated filer ☐            Accelerated filer ☐            Non-accelerated filer ☑
Indicate by check mark which financial statement item the Company has elected to follow.
Item 17 ☐            Item 18 ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐            NO ☑

-i-

-ii-

GLOSSARY OF CERTAIN TERMS
     In this Form 20-F, unless the context otherwise requires, the following expressions have the following meanings:

ADS	An American Depositary Share representing ownership of eight shares of the Company’s Ordinary Shares, evidenced by American Depositary Receipts.

analog	A method of storing, processing or transmitting information through a continuously varied (rather than pulsed) signal.

APCN2	Asia Pacific Cable Network 2, a submarine cable project under a consortium of telecommunication companies. The project provides additional telecom capacity for designated Asian cities.

APSTAR System	The Company’s current and future satellites, including APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V, APSTAR VI (formerly APSTAR VB), and any other satellites to be launched by the Company in the future.

APT/APT HK	APT Satellite Company Limited, a company incorporated in the HKSAR and a wholly-owned indirect subsidiary of the Company.

APT BVI	APT Satellite Investment Company Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company.

APT Group	The Company and its subsidiaries and affiliates.

APT International	APT Satellite International Company Limited, a company incorporated in the British Virgin Islands with limited liability and a shareholder of the Company.

APT Telecom	APT Satellite Telecommunications Limited, a jointly controlled entity of the Company which is incorporated in the HKSAR that had been engaging in the provision of telecommunication services.

APT Telecom Lease	The agreement for lease dated March 12, 2001 made between APT Telecom and Science and Technology Parks Corporation in respect of the Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extension Thereto, Hong Kong, as modified by the Modification of Agreement for Lease and Modification of Proposal Form.

APT’s Leases	The Lease Agreement as supplemented and modified by the Cancelled Agreement for Lease, the Deed of Cancellation, the Second Supplemental Agreement, the Fifth Modification of Lease and the Fifth Modification Proposal.

bandwidth	A range of frequencies occupied by a modulated carrier or the range of frequencies which can be transmitted through a communications system. Bandwidth is one measure of the information carrying capacity of a transponder. The wider the bandwidth, the more information can be transmitted.

Bank loan	On December 16, 2002, APT Satellite Company Limited entered into a secured term facility of US$240 million, It was amended by a Deed of Amendment and Restatement on October 27, 2004 and a Second Deed of Amendment and Restatement on May 18, 2005.

Basic Law	The Basic Law of the Hong Kong Special Administrative Region (HKSAR) of the People’s Republic of China, effective as of July 1, 1997, is the constitutional document for the HKSAR.

beam	The directed electromagnetic rays emanating from a spacecraft or ground station. With respect to satellites, it typically refers to aggregates of these rays such as a China (coverage) beam or global (coverage) beam.

-iii-

Cancelled Agreement for Lease	The agreement for lease dated June 19, 2000 made between APT and the Science and Technology Parks Corporation in respect of the original Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto.

C2C	C2C Pte. Ltd., a cable network provider under a consortium of telecommunication companies led by Singapore Telecommunications Ltd.

CCTV	China Central Television, a PRC state-owned enterprise under the supervision and control of the SARFT.

CITV	China International Television Corporation, a PRC state-owned enterprise under the supervision and control of the SARFT.

CLTC	China Satellite Launch and Tracking Control General, a PRC state-owned enterprise subject to the supervision and control of the Defense Commission.

C-band	In satellite communications (FSS) used to refer to downlink frequencies between 3.4 GHz and 4.2 GHz and uplink frequencies between 5.85 GHz and 7.075 GHz. It is often referred to as 4/6 GHz.

cellular	Domestic public cellular radio telecommunications service. Cellular systems are based on multiple base stations, or ‘‘cells,’’ that permit efficient frequency reuse and on software that permits the system to band mobile calls from cell to cell as subscribers move through the cellular service area.

China Aerospace	China Aerospace Science & Technology Corporation (formerly China Aerospace Corporation or the PRC Ministry of Aerospace Industry), a PRC state-owned enterprise engaged in the research, design, testing and manufacturing of launch vehicles and satellites.

ChinaSat	China Telecommunications Broadcast Satellite Corporation, a PRC state-owned enterprise under the supervision of the MII and which is the satellite operation arm of the MII.

DBS	Direct broadcast satellite, a satellite capable of transmitting direct-to-home television programming.

dBW	Decibel relative to one watt, a measure of a satellite’s power (e.g., 50 dBW is 10 times more powerful than 40 dBW).

Deed of Cancellation	The deed of cancellation and surrender dated March 12, 2001 in respect of cancellation of the Cancelled Agreement for Lease made between APT and Science and Technology Parks Corporation.

digital	Referring to a method of storing, processing, or transmitting information through a pulsed (rather than continuously varied) signal.

downlink	The receiving portion of a satellite circuit extending from the satellite to the earth.

Director(s)	Director(s) of the Company, including all executive director(s), all non-executive director(s) and independent non-executive directors.

earth station	The antennae, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.

EBITDA	Net income before taking into account: (i) interest expenses; tax; any share of the profit of any associated company or undertaking, except for dividends received in cash by any member of the Company; any share of the non-cash loss of any investment company of other associated company or undertakings; and extraordinary and exceptional items; and (ii) without double-counting, after adding back all amounts provided for as depreciation, amortization, impairment assets value or other provision not involving an outflow of cash.

-iv-

EIRP	Equivalent isotropic radiated power, the product of the power supplied to the antenna and the antenna gain in a given direction relative to an isotropic antenna (absolute or isotropic gain).

Eligible Employee(s)	Employee(s) (whether full time or part time employee(s), including any executive director but not any non-executive director) of the Company or its subsidiaries.

Eligible Grantee(s)	Persons who are eligible to accept the offer of the grant of an Option in accordance with the Scheme 2001 or Scheme 2002, as the context requires.

FCL	Fixed Carrier Licence issued by OFTA for the provision of Facility-based External Telecommunication Services.

Fifth Modification of Lease	The fifth modification of agreement for lease dated May 31, 2002 made between APT and Science and Technology Parks Corporation in respect of modification of purpose of the lease contained in the Lease Agreement.

Fifth Modification Proposal	The fifth modification to proposal form dated May 31, 2002 made between APT and Science and Technology Parks Corporation in respect of modification of purpose in the proposal form in relation to the Lease Agreement.

footprint	The geographic area covered by a satellite’s downlink or uplink beams, the outer edge of which is generally defined as that area where the quality of communication degrades below an acceptable commercial level due to the spacecraft antenna pattern, power of the signal or curvature of the earth.

frequency	Number of repetitions in a given time. Typically it refers to the rate of variation per second of the carrier wave or modulating signal. Communications satellite RF signals are typically in the GHz frequency range. See C-band and Ku-band.

FTNS	Fixed telecommunications network services, presently known as Fixed Carrier Licence.

GEO	Geostationary orbit.

geostationary orbit	A geosynchronous orbit in which the orbital inclination and eccentricity of a satellite are zero such that the satellite appears to hover over a fixed position on the earth’s equator.

Global Offering	The Company’s initial world-wide public offering of Ordinary Shares and American Depositary Shares, each representing eight shares of the Company’s Ordinary Shares dated December 13, 1996.

HDTV	High definition television.

HKSAR	Hong Kong Special Administrative Region of the PRC.

ISDN	Integrated services data network.

ITU or International Telecommunication Union	The International Telecommunication Union, the telecommunications agency of the United Nations, established to provide standardized communications procedures and practices, including frequency allocation and radio regulations, on a world-wide basis.

Joint Declaration	The Joint Declaration of the Government of the United Kingdom and the Government of the PRC on the Question of Hong Kong with Annexes signed on December 19, 1984.

Ku-band	In satellite communications (FSS), it is used to refer to downlink frequencies between 10.7 GHz and 12.75 GHz and uplink frequencies between 13.75 GHz and 14.8 GHz. Often it is referred to as 11/14 or 12/14 GHz.

Lease Agreements	The agreement for lease dated February 26, 1993, made between APT and the Science and Technology Parks Corporation in respect of Subsection 1 of Section E of Tai Po Town Lot No. 13 and Extension Thereto, Hong Kong on which APT’s satellite control center is developed.

-v-

LEO	Low-earth orbit of up to 1,500 miles above the earth.

Master Registry	The Master International Frequency Register of the ITU, which lists frequency assignments of orbital slots upon notification.

MEO	Mid-earth orbit of up to 18,000 miles above the earth.

megahertz (MHz)	A measure of frequency, 1 million cycles per second.

microwave	Radio frequency carrier waves with wavelengths of less than one meter- frequencies above 300 MHz.

MII	Ministry of Information Industry of the PRC.

mobile satellite services	Services transmitted via satellites to provide mobile telephone, paging, messaging, facsimile, data, and position location services directly to users.

OFTA	The Office of the Telecommunications Authority of Hong Kong or, where the context requires, the Telecommunications Authority of Hong Kong.

operational life	The time for which a satellite is capable of operating in its allotted position. The expected end of a satellite’s in-orbit operational life is mainly based on the period during which the satellite’s on-board fuel permits proper station-keeping maneuvers for the satellite.

Option(s)	Options granted to the Eligible Grantees under the Scheme 2001 or to the Participants under the Scheme 2002, as the context requires.

paging	A service designed to deliver a message to a person whose location is unknown; messages may be received via an alphanumeric or character display or small speaker.

Participant(s)	Any person belonging to any of the following classes of persons: (a) any Eligible Employee; and (b) any non-executive directors (including independent non-executive directors) of the Company or any of its Subsidiaries, in accordance with the Scheme 2002.

PRC	The People’s Republic of China, other than HKSAR.

PSTN	Public switched telephone networks which comprise the network infrastructure necessary for providing basic telephone services.

radio frequency	A frequency that is higher than the audio frequencies but below the infrared frequencies, usually above 20 KHz.

Radio Regulations	Radio Regulations of the ITU.

Radio Regulatory Department	Radio Regulatory Department of the MII.

Radiocommunication Bureau	Radiocommunication Bureau of the ITU.

SARFT	China State Administration of Radio Film and Television, a government office responsible for the management of the provision of Radio, Film and Television in the PRC.

Satellite Control Center	The earth station of the APT Group for the TT&C of APSTAR Systems and the provision of broadcasting transmission and telecommunication services. It is located in Tai Po, New Territories, Hong Kong.

Science and Technology Parks Corporation	Hong Kong Science and Technology Parks Corporation (formerly known as Hong Kong Industrial Science and Technology Parks Corporation), the lessor of certain Lease Agreements with the Company.

scrambled programming	Programming signals which require a decoder for purposes of viewing.

-vi-

Second Supplemental Agreement	The second supplemental agreement for lease and grant of second extension area dated March 12, 2001 made between APT and the Science and Technology Parks Corporation in respect of Subsection 3 of Section E of Tai Po Town Lot No. 13 and Extensions Thereto.

signal	A physical, time-dependent energy value used for the purpose of conveying information through a transmission line.

switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information; switching is the process of interconnecting circuits to form a transmission path between users.

teledensity	Telephone access lines per 100 persons.

telemetry	Radio transmission of coded or analog data from a satellite to a ground station.

telephony	Science of construction and operation of telephones and telephonic systems.

transponder	A microwave repeater which provides a discrete path to receive communications signals, translate and amplify such signals and retransmit them to earth or another satellite.

TT&C	Telemetry, tracking and command.

TT&C Station	Telemetry, tracking and command station, a land-based facility that monitors and controls the positioning, altitude and status of a satellite in orbit.

uplink	In satellite communications, the signal from the earth station to the space station (satellite).

VSAT	Very small aperture terminal.

-vii-

PART I
Item 1. Identity of Directors, Senior Management, and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
Selected Consolidated Financial Information
     The following table presents selected consolidated financial information for APT Satellite Holdings Limited (the “Company” or “APT Holdings”) as of and for the five fiscal years ended December 31, 2005. The financial statement information as of and for each of the years in the five-year period ended December 31, 2005 has been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s Audited Consolidated Financial Statements (the “Audited Consolidated Financial Statements”) and with “Item 5. Operating and Financial Review and Prospects.” The Audited Consolidated Financial Statements are prepared in accordance with Hong Kong GAAP, which differs in certain significant respects from US GAAP. For a discussion of the nature and effect of such differences between Hong Kong GAAP and US GAAP, see Item 18 and Note 28 of the “Notes to the Audited Consolidated Financial Statements” of the Company, which contain descriptions of the significant differences between Hong Kong GAAP and US GAAP, a reconciliation of net loss from Hong Kong GAAP to US GAAP for the years ended December 31, 2003, 2004 and 2005, and reconciliation of shareholders’ equity from Hong Kong GAAP to US GAAP as of December 31, 2004 and 2005. In addition, Note 28 to the Audited Consolidated Financial Statements of the Company contains additional disclosures required under US GAAP, which are not disclosed elsewhere in the Audited Consolidated Financial Statements of the Company.

	2001	2002	2003	2004	2005	2005
	HK$	HK$	HK$	HK$	HK$	US$
	(restated)	(restated)	(restated)	(restated)
Statement of Operations Data: (in millions, except per share data)
Hong Kong GAAP:

Total revenues	374.2	351.4	302.2	277.3	336.5	43.1
Total costs and expenses	(348.6)	(365.4)	(354.3)	(323.4)	(378.4)	(48.5)
Income/(loss) from operations	104.0	49.7	(148.2)	(38.6)	(78.5)	(10.1)
Share of losses of jointly controlled entities	(5.1)	(10.6)	(57.1)	(2.7)	(8.0)	(1.0)
Income/(loss) before income taxes	93.3	39.1	(205.3)	(45.4)	(123.4)	(15.8)
Net income/(loss)	67.3	2.3	(217.0)	(62.0)	(136.6)	(17.5)
Attributable to:
Minority interests	—	(2.3)	(0.9)	(2.0)	(1.0)	(0.1)
Equity shareholders of the Company	67.3	4.6	(216.1)	(60.0)	(135.6)	(17.4)

Basic earnings/(loss) per share (cents)(1)	16	1	(52)	(15)	(33)	(4)
Basic earnings/(loss) per ADS (cents)(1)	128	8	(416)	(120)	(264)	(32)
Diluted earnings/(loss) per share (cents) (1)	16	1	(52)	(15)	(33)	(4)
Diluted earnings/(loss) per ADS (cents)(1)	128	8	(416)	(120)	(264)	(32)
Weighted average number of shares outstanding(1) — Basic	413	413	413	413	413	413
Weighted average number of shares outstanding(1) — Diluted	414	413	413	413	413	413

Dividend per share (cents)	5.0	—	—	—	—	—

US GAAP:
Total revenues	373.0	347.8	316.3	277.3	336.5	43.1
Total costs and expenses	(342.1)	(314.6)	(484.0)	(323.6)	(445.9)	(57.2)
Income/(loss) from operations	30.9	33.2	(167.7)	(46.3)	(109.4)	(14.1)
Share of losses of jointly controlled entities	(5.1)	(10.6)	(65.7)	(2.3)	(2.6)	(0.3)
Income/(loss) before income taxes and minority interests	98.3	47.6	(214.5)	(43.3)	(118.1)	(15.1)
Net income/(loss)	72.6	13.8	(225.3)	(58.6)	(130.2)	(16.7)
Basic earnings/(loss) per share (cents)(1)	18	3	(55)	(14)	(32)	(4)
Basic earnings/(loss) per ADS (cents)(1)	144	24	(440)	(112)	(256)	(32)
Diluted earnings/(loss) per share (cents)(1)	18	3	(55)	(14)	(32)	(4)
Diluted earnings/(loss) per ADS (cents)(1)	144	24	(440)	(112)	(256)	(32)
Weighted average number of shares outstanding(1) — Basic	413	413	413	413	413	413
Weighted average number of shares outstanding(1) — Diluted	414	413	413	413	413	413

Balance Sheet Data: (in millions)
Hong Kong GAAP:
Working capital	1,478.9	739.5	482.8	533.7	188.4	24.2
Property, plant and equipment, net	1,132.9	2,002.0	2,429.0	2,680.3	2,999.4	386.5
Total assets	3,308.2	3,347.0	3,305.6	3,621.0	3,614.3	463.4
Long-term liabilities (less current portion)	542.9	377.7	769.6	1,191.0	1,255.3	160.9
Total liabilities	816.1	864.2	1,046.6	1,423.8	1,552.7	199.1
Minority interests	—	6.8	5.9	3.9	2.9	0.4
Capital stock-common stock	41.3	41.3	41.3	41.3	41.3	41.3
Total shareholders’ equity	2,492.1	2,482.7	2,253.1	2,193.1	2,058.6	263.9

US GAAP:
Working capital	1,454.5	739.5	482.8	533.7	194.0	24.2
Total assets	3,284.8	3,339.7	3,297.3	3,613.9	3,615.4	463.2
Total liabilities	816.7	864.2	1,046.6	1,423.8	1,554.7	199.1
Minority interests	—	6.8	5.9	4.6	3.6	0.5
Total shareholders’ equity	2,468.1	2,468.7	2,244.8	2,186.3	2,057.1	263.7

(1)	Per share and per ADS data is derived from the weighted average number of shares outstanding during the applicable period. Diluted earnings per share was the same as the basic earnings per share as there were no dilutive potential ordinary share in existence for five fiscal years ended December 31, 2005.

(2)	The Hong Kong Institute of Certified Public Accountants (HKICPA) has issued a number of new and revised Hong Kong Financial Reporting Standards (HKFRSs) that are effective for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs is provided in note 4 of the “Notes to the Audited Consolidated Financial Statements” of the Company. Certain amounts for the years before 2005 have been restated to the extent that the new accounting policies are adopted retrospectively as disclosed in note 4.
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
     The consolidated financial statements of the APT Group are expressed in Hong Kong dollars (“HK$”). The translations of amounts from Hong Kong dollars into United States dollars for convenience of the reader in this annual report have been made at the rate on December 31, 2003, 2004 and 2005 of HK$7.80 = US$1.00. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2003, 2004 and 2005, or any other date.
     The market exchange rate of the Hong Kong Dollar against the US Dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. Exchange rates between the Hong Kong Dollar and other currencies are influenced by the rate between the US Dollar and the Hong Kong Dollar.
     The exchange rates of the Hong Kong Dollar to the United States Dollar as of and during the years ended December 31, 2001, 2002, 2003, 2004 and 2005 were as follows:

	2001	2002	2003	2004	2005
Average (1)	7.7994	7.7997	7.7875	7.7891	7.7774
High	7.8001	7.8000	7.8001	7.8010	7.8000
Low	7.7969	7.7936	7.7085	7.7632	7.7519
End of Period	7.7978	7.7981	7.7640	7.7723	7.7545

(1)	The rate of exchange means the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during the period.
     The exchange rates of the Hong Kong Dollar to the United States Dollar for each month during the previous six months were as follows:

	December 2005	January 2006	February 2006	March 2006	April 2006	May 2006
High	7.7552	7.7573	7.7617	7.7621	7.7600	7.7584
Low	7.7522	7.7509	7.7565	7.7572	7.7534	7.7513

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
     Technical Risks of satellite systems
     Satellite programs involve inherent technical risks. Given the intense competitiveness of Asian satellite markets, any launch or in-orbit failure affecting any of the Company’s present or future satellites would have a material adverse effect on the Company’s results of operations and financial condition.
     Risk of Satellite Defects or Failure
     Satellite defects as well as possible damage from electrostatic storms or collisions with space debris or other external causes may result in a partial or total loss of a satellite’s communication capacity. APSTAR IIR and APSTAR V are FS-1300 models, and APSTAR VI is a SB-4100 C1 model, which is a new general satellite platform with heritage from previous SB series satellite model. Although these models were chosen based on a number of factors, including risk management, there can be no assurance that the Company’s satellites will perform as designed and as manufactured. Significant defects in or damage to any of the Company’s satellites would adversely affect the Company’s results of operations and financial condition.
     Limited Life of Satellites
     All satellites have limited operational lives. A number of factors affect the operational lives of satellites, including construction quality, component durability, fuel usage, the launch vehicle used and the skill with which the satellite is monitored and operated. There can be no assurance as to the actual operational life of APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V or APSTAR VI. The Company’s results of operations and financial condition would be adversely affected if the operational lives of satellites in the APSTAR System or any other satellites it may operate are significantly shorter than expected.
     TT&C Systems and Earth Station
     All satellites in the APSTAR System, except APSTAR V, are controlled with respective TT&C systems, which are operated by the technical staff of the Company. All TT&C systems are installed in the Satellite Control Center of the Company. The reliability and performance of the Satellite Control Center has been good and comparable to that of the industry. However, there can be no assurance that there will not be technical problems, accidents or disasters in the future in respect of the operation of the TT&C systems or the Satellite Control Center. The Company’s results would be adversely affected in the event of the occurrence of any such technical problem, accident or disaster.
     Risk of Interruption or harmful interference of APSTAR V
     APSTAR V is operated by Loral Skynet through the satellite antenna facility of the Company. Loral Skynet is an experienced satellite operator particularly in the operation of satellites based on the FS1300 platform such as APSTAR V. However, there can be no assurance that the operation of APSTAR V will be free from interruption or harmful interference in the future. The Company’s operating results could be adversely affected by the occurrence of such defect or problem.
     Changes in Technology and Industry
     Technology in the broadcasting and telecommunications industry is in a rapid and continuing state of change, with new technological developments and innovations constantly emerging. If such developments and innovations were to decrease general commercial demand for the use of satellites of the type operated by the Company, the Company’s results of operations and financial condition could be materially adversely affected. Further, while the Company designs its satellites to incorporate state-of-the-art technology, there can be no assurance that the technology used in the Company’s satellites will continue to be the most advanced throughout the entire operational life of each satellite. Any technological lag which develops could result in lower rental fees after the initial rental term for any given transponder, and could therefore have a material adverse effect on the Company’s results of operations and financial condition.
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
     Since July 1, 1997, HKSAR and its government and regulatory bodies have been subject to its Basic Law and the principle of “One country, two systems”. However, the Outer Space Ordinance states that where the Central People’s Government of the PRC issues an instruction to the Chief Executive in relation to any licence to be issued or revoked under the Outer Space Ordinance on the ground that if the instruction were not complied with the national security or the international obligations of the PRC would be significantly affected, the Chief Executive shall comply with such instruction.
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
     Possible Disputes Relating to Orbital Slots
     APSTAR V replaced APSTAR I on August 13, 2004. APSTAR V is utilizing certain designated C-band, extended C-band frequencies and Ku-band frequencies in the orbital slot at 138 degrees East. APSTAR VI replaced APSTAR IA on July 7, 2005. APSTAR VI is utilizing certain designated C-band and extended C-band frequencies in the orbital slot at 134 degrees East. The right to use these frequencies at such orbital slots has been licensed to the Company by the Kingdom of Tonga (“Tonga”), which, through its agent namely Friendly Islands Satellite Communications Limited (“TongaSat”), has responsibility for the ITU coordination process with respect to such orbital slots and the frequencies covered by the Company’s license.
     APT and TongaSat entered into a license agreement on July 8, 2003, under which APT can utilize certain designated C-band, extended C-band and Ku-band frequencies in the orbital slot at 138 degrees East for APSTAR V. APT and TongaSat also entered into an operator agreement on December 19, 2003 for the utilization of certain Ku-band frequencies in the same orbital slot for APSTAR V, which operator agreement was approved by the corresponding administrations of both HKSAR and Tonga on March 15, 2004.
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
     APSTAR I has been relocated to 142 degrees East and APSTAR IA is in the process of being relocated to another orbital slot. APT is authorized by customers to locate and operate these two satellites under inclined angle modes. Third parties liabilities insurance policies have been taken out in respect of the relocation of APSTAR IA. No assurance can be given by the Company that these two satellites will not cause any interferences or damages to any third parties leading to damages of any third party, nor the insurance policy will be sufficient for any damage payments.

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
     Many of the Company’s customers must also have authorization from the countries in which they are located in order to uplink to and communicate by means of the Company’s satellites. While obtaining such authorizations on behalf of its customers is not the Company’s responsibility, the Company’s success may depend on the ability of its potential customers to obtain required authorizations.
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
     Because of the failure of Space Systems/Loral Inc., a subsidiary of Loral Space & Communications (“SS/Loral”), to obtain the export license for the transfer of the title of APSTAR V in time for launching, APT entered into a Satellite Procurement Amendment Agreement, a Satellite Transponder Agreement and a Satellite Agreement (collectively the “Definitive Agreements”) with SS/Loral and Loral Orion Inc. (“Loral Orion”) on August 26, 2003 for the purpose of minimizing any further delay in the launch of the satellite. Under the Definitive Agreements, the title of APSTAR V was transferred to Loral Orion upon intentional ignition of APSTAR V and simultaneously therewith APT was granted an irrevocable lease of forty-one and one-half (41-1/2) transponders for the lease term commencing upon transfer of title from SS/Loral to Loral Orion until the end of operational life of APSTAR V. Under the Satellite Agreement, APT will release the leasehold interest of twelve and one-half (12-1/2) transponders to Loral Orion in stages over a five years period from the in-service date of APSTAR V subject to payment of installments by Loral Orion to APT. This will result in APT having 29 transponders. Under the leasehold arrangement, Loral Orion has committed to continue pursuing the necessary export license for title transfer of APSTAR V. The Definitive Agreements were approved by the United States Bankruptcy Court on October 28, 2003. The Company believes that entering into the Definitive Agreements facilitated the timely replacement of APSTAR I so that satellite transponder services of the APT Group can be enhanced. The Definitive Agreements will not adversely impact the business and future plans of the APT Group because the leasehold interests under the Definitive Agreements will allow APT to carry on its business in a normal commercial practice of leasing its transponders capacities to any third parties.
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

Business Risks
     Insurance
     The Company has in-orbit insurance coverage in respect of APSTAR IIR, APSTAR V and APSTAR VI until October 18, 2006, June 29, 2006 and April 12, 2007, respectively. No in-orbit insurance is maintained in respect of APSTAR 1 and APSTAR IA as their remaining design lives are less than one year. On April 30, 2004 OFTA granted the Company a waiver whereby the requirement of third party liability insurance in respect of APSTAR I, IA and IIR, respectively, for in-orbit operation is waived. There can be no assurance that the Company will not be subject to claims for third-party liability in respect of satellites under the APSTAR System. CGWIC, the launch service provider of APSTAR VI, has secured third-party liability insurance for the launch with a one year period after launch, which covers, among others, the Company, the governments of Hong Kong and PRC as additional insured. As the title of APSTAR V has transferred to Loral Skynet upon launch, there is no need for the Company to obtain an Outer Space Ordinance Licence for APSTAR V and the Company is not required to secure third-party liability insurance for APSTAR V. No assurance can be given with respect to the change of policy of OFTA. Because of the drifting of APSTAR IA from its original geostationary orbital slots to new orbital slots for the provision of services to customers under inclined modes, APSTAR IA is covered under third-party liability insurance over drifting and operation until November 1, 2006.
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
     The Company’s launch insurance is unlikely to fully reimburse the Company for its expenditures with respect to launching a replacement satellite, with uninsured expenses comprising legal and other professional fees, interest and certain other expenses. It is the Company’s policy to secure in-orbit insurances to cover only the book value, rather than the replacement cost, of a satellite, however, the Company may take into account the obligations under the Bank loan conditions and the general industrial practice on a case by case basis. There is no assurance that the Company will take in-orbit insurance to fully cover the book value of its satellites. Further, the Company’s insurance coverage does not compensate the Company for business interruption and similar losses (including, among other things, loss of market share, loss of revenue and incidental and consequential damages). In addition, the Company’s insurance policies include customary exclusions including, among other things, exclusions from losses resulting from (i) war or similar hostile actions, (ii) anti-satellite, nuclear or laser or directed energy devices, (iii) insurrection and similar acts or governmental action to prevent such acts, (iv) governmental confiscation, (v) nuclear reaction or radiation contamination, (vi) electromagnetic or radio frequency interference, except for damage directly caused by such interference, or (vii) willful or intentional acts of the Company or its contractors except for the acts of the range safety officer acting within the limit of his authority.
     Competitive Nature of the Industry
     The international satellite communications industry is highly competitive. The Company faces competition from numerous international, regional and domestic satellite companies and from other communications companies which offer competing services using satellites or land-based facilities in the Asia Pacific region. Many of these competitors have substantially greater financial resources than the Company. The Company expects that new satellites will be launched covering all or part of the Asia Pacific region in the future. Assuming announced plans for such launches are successfully implemented, there would be an increase of transponder capacity serving the region and the increased supply of international telecommunications facilities, including those of the Company, would likely exceed the demand for such services. Such overcapacity could have a negative impact on the Company’s results of operations and financial condition. Technological developments, such as the use of digital video compression technology, and the proliferation of fiber optic cables in the form of land cables and submarine cables at comparatively lower cost for point-to-point telecommunication services may also result in reduced demand for transponder capacity as such advancements become commercially viable.
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
     Additional Financing Requirements
     On December 16, 2002, APT entered into a Bank loan which is secured by the assignment of the construction, launching, and related equipment contracts relating to APSTAR V and APSTAR VI and their related insurance claim proceeds, assignment of all present and fixed charges over certain bank accounts which will hold receipts of transponder utilization income and termination payments under construction, launching and related equipment contracts. As of December 31, 2004 and 2005, the aggregate outstanding borrowing amount under the Bank loan was US$125.1 million and US$144.5 million, respectively.
     The Bank loan contains financial covenants, including maintenance of collateral coverage ratio, minimum net worth and minimum EBITDA. The Bank loan also contains customary limitations, including those on dividends, investments, capital expenditures, changes of controlling shareholders, creating liens and transactions with affiliates. No assurance can be given that APT will be able to meet any financial and operating covenant. These covenants and limitations may limit the Company’s ability to raise additional funds when required and could significantly restrict the Company’s business expansion.
     Dependence on Key Customers
     Revenues from the Company’s five largest customers for the years ended December 31, 2003, 2004, and 2005 were HK$119.2 million, HK$111.9 million and HK$ 112.9 million (US$14.5 million), respectively, which represented 39.4%, 40.4% and 33.6%, respectively, of total revenues. Revenues from the Company’s largest customer represented 12.6%, 12.7% and 9.1%, respectively, of total revenues during such periods. The Company’s results of operations could be materially and adversely affected by the loss of one or more of its key customers. There can be no assurance that the key customers will renew the existing satellite capacity utilization agreements on similar commercial terms, including price levels and for similar capacity. In addition, to the extent the credit quality of key customers deteriorates or these customers seek bankruptcy protection, we may not be able to collect our receivables from these customers, which may adversely affect our operating results.
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
     Political and Economic Risks
     Substantially all of the Company’s revenues are derived from its operations conducted in the Asia Pacific region, including the PRC and Hong Kong. As a result, the Company’s results of operations and financial condition may be influenced by the political situation in the PRC, Hong Kong and elsewhere in the Asia Pacific region and by the general state of the various Asian economies. For the years ended December 31, 2003, 2004, and 2005, approximately 74.7% 70.4% and 60.0%, respectively, of the Company’s revenues were derived from customers based in other regions in the PRC. In addition, due to the geographic coverage of the Company’s satellites, the most significant market for the Company’s customers (whether or not such customers are based in the PRC) has been, and is expected to continue to be, the PRC.
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
     The PRC government has mandated that international satellite channels must distribute their channels in the PRC using a unified satellite platform different from the APSTAR System. The implications of this requirement are not yet certain, but since over 70% of the Company’s revenue is derived from the PRC, there may be an adverse impact on the Company’s business.
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

Item 4. Information on the Company
History and Development of the Company
     The Company is a Bermuda company incorporated on October 17, 1996 with its principal place of business originally at Rooms 3111-3112, 31st Floor, One Pacific Place, 88 Queensway, Hong Kong (Telephone: 852 2526-2281) and subsequently removed to 22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong on December 8, 2003 (Telephone: 852 2600-2100). The Company’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda. APT is a Hong Kong company and a wholly-owned indirect subsidiary of the Company. References herein to the Company include APT Holdings and its subsidiaries, except where the context otherwise requires.
Business Overview
     The Company, through its subsidiary, APT, is a leading provider of high quality satellite services throughout the PRC and elsewhere in the Asia Pacific region. APSTAR System broadcasts satellite TV channels of many prominent international broadcasters, and PRC, Taiwan and Hong Kong broadcasters including CCTV, CETV-1, CBSAT, D-Sky and CableTV. The Company’s strategy is to serve as a preferred operator for these and other international and PRC, Taiwan, and Hong Kong broadcasters. The Company also provides transponder service to telecommunications operators, among others, Singapore Telecommunications Limited (“SingTel”), BtN Access, China Telecom Corp. and China United Telecommunications Corp. (“China Unicom”) and China Netcom. In additional, the Company has made a breakthrough with its business development in the Indonesian market in 2005, and has been providing transponder service to customers in Indonesia.
     The Company is comprised of two main business segments, namely provision of satellite transponder capacity and related services, and provision of satellite-based broadcasting and telecommunications services. In order to reflect the segments of business affected by similar economic conditions, the satellite control services income have been aggregated to the segment of provision of satellite transponder capacity and related services. A summary of the Company’s business segments is provided below (in HK$ millions):

Business segments:	2003	2004	2005
	(restated)	(restated)
Revenue from external customers:

Provision of satellite transponder capacity and related services	282.4	238.4	290.7
Provision of satellite-based broadcasting and telecommunications services	16.4	38.7	45.5
Service income	3.4	0.2	0.3

Total	302.2	277.3	336.5

     Provision of satellite transponder capacity and related services
     The Company’s income from provision of satellite transponder capacity is derived from its operating satellites.
     The Company’s first satellite, APSTAR I, was launched in July 1994 and commenced commercial service on September 15, 1994. APSTAR I was replaced by APSTAR V on August 13, 2004 at 138 degrees East. APSTAR I currently has sufficient fuel to operate in an inclined mode until mid to late 2007. APT has entered into a utilization agreement with a customer to utilize APSTAR I at 142 degree East through the end of its useful life. APSTAR I was drifted from 138 degrees East to 142 degrees East.
     The Company’s second satellite, APSTAR IA, was launched in July 1996 and commenced commercial service on September 1, 1996. APSTAR IA was replaced by APSTAR VI on June 7, 2005 at 134 degree East. APSTAR IA currently has sufficient fuel to operate until mid 2010. APT has entered into a utilization agreement with a customer to utilize APSTAR IA through the end of its useful life. APSTAR IA was drifted from 134 degrees East to a new location.
     The Company launched a third satellite, APSTAR IIR, in October 1997, and it commenced commercial service on January 1, 1998 for the provision of high quality and high power transponder capacity in the Asia Pacific region. APSTAR IIR is located at 76.5 degrees East.
     In order to take advantage of the demand in the PRC and elsewhere in the Asia Pacific region for varied television programming with superior picture and sound quality, the Company launched high power satellites, APSTAR V and APSTAR VI, on June 29, 2004 and April 12, 2005, respectively, as replacement satellites of APSTAR I and APSTAR IA, respectively. APSTAR V commenced its commercial service on August 13, 2004 while APSTAR VI commenced its commercial operation on June 7, 2005.
     As at December 31, 2005, the utilization rates of APSTAR V and APSTAR VI were 68.5% and 45.0%, respectively (in 2004, the utilization rates of APSTAR V was 50.3%).
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
     APSTAR VI provides broad Asia Pacific footprints and has a strong neighborhood effect due to the presences of CCTV and other renowned Chinese broadcasters and we anticipate that it will become one of the most popular multilingual and multicultural satellite platforms in the Asia Pacific region.
     Satellite-based Broadcasting and Telecommunications Services
     In order to fully tap the business potential arising from the telecommunications field in the Asia Pacific region, including the PRC, APT Telecom Services Limited provides telecommunication services with its FCL (formerly known as external satellite-based fixed telecommunication network services), which was issued by the OFTA. Services under the FCL include VSAT, wholesale voice and Internet POP gateway services.
     On September 10, 2003, APT Satellite Telecommunications Limited (“APTT”), a jointly controlled entity owned by the Company, entered into a master agreement with APT Telecom Services Limited, a wholly-owned subsidiary of the Company (“APTTS”), Skywork and SingaSat, whereby the business of APTT was reorganized through the transfer of APTT’s FCL business together with the FCL to APTTS and the transfer of APTT’s cable interests related to FCL, including the transfer of the APCN and C2C interests to SingTel. The former transfer was done pursuant to a transfer of business agreement between APTT and APTTS at consideration of HK$6,800,000 together with compensation of HK$13,500,000 payable by APTT in 5 equal annual installments commencing on February 1, 2005 to APTTS’s holding company, APT Satellite Company Limited, and the surrender by APTT of the remaining term of a services and facilities lease agreement in respect of a premises in Tai Po Industrial Estate. The latter transfer was done pursuant to a cable interests transfer agreement between APTT and SingaSat, which interests were subsequently assigned it to SingaSat’s holding company, SingTel, at considerations of HK$2,986,000 and HK$2,574,000in respect of the APCN interest and C2C interest, respectively. This reorganization was completed on October 10, 2003. The Company believes that the reorganization will allow the APT Group to concentrate on the satellite-related telecom services business, which is in line with the APT Group’s core business in providing satellite transponder services.
     APT Satellite TV Development Limited (“APT TV”) established a satellite TV broadcasting platform based on the Satellite Television Uplink and Downlink License first granted by the Government of HKSAR in 1999 and was further broadened in March and June 2005 to include APSTAR V and APSTAR VI. To accommodate the future demand for satellite TV program services, enhance the encoding capability of APT TV and further develop the Company’s satellite broadcasting business, APT increased investments in uplinks and downlinks and

TV-program transmission and broadcasting facilities during the first half of 2002. At December 31, 2005, APT TV’s DVB MPEG-2 encoding capability was up to 53 channels.
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
     In April 2002, APT acquired an additional 20% interest in CTIA VSAT Network Limited (“CTIA”), in which it previously had a 40% ownership interest. CTIA indirectly owns 21% of a PRC company that provides data broadcasting services for the PRC market, Beijing Zhong Guang Xin Da Data Broadcast Technology Co, Ltd. (“Beijing Zhong Guang Xin Da”). After the acquisition, the Company indirectly holds a 12.6% effective interest in Beijing Zhong Guang Xin Da. The Company’s acquisition of an additional ownership interest in CTIA is in line with its strategic development plan of shifting towards end-users in the value-chain of the broadcasting businesses.
     The revenue generated from provision of satellite-based broadcasting and telecommunications services were approximately HK$16.4 million, HK$38.7 million and HK$45.5 million (US$5.8 million) for the years ended December 31, 2003, 2004 and 2005, respectively, which represented 5.4%, 14.0% and 13.5%, respectively, of total revenues for such years.
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
     Satellite systems generally operate in three main orbits — low-earth orbit (“LEO”), mid-earth orbit (“MEO”) and geostationary orbit (“GEO”). LEO systems operate in orbits at distances of between a few hundred miles up to 1,000 miles from earth, whereas MEO systems operate from 1,000 up to 20,000 miles from earth, although they will typically be in the range of 6,000 to 15,000 miles high. Satellites in these systems are not geostationary, that is, they do not constantly overlook the same area on earth. The inability to cover the same area on earth continuously makes these systems impractical for broadcasting and traditional telecommunications usage. In general, LEO and MEO systems comprise of a series of satellites that are used commercially primarily for mobile satellite services. By contrast, GEO satellites are located in orbit approximately 22,300 miles above earth and can blanket large geographic areas with signal coverage.
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
Customers and Services
     The Company provides satellite transponder capacity primarily to the broadcasting and telecommunications markets. For the years ended December 31, 2003, 2004 and 2005, the Company’s revenues were derived from the following customer bases:

	Years Ended December 31,
	2003	2004	2005
Broadcasting	49.5%	51.2%	41.5%
Telecommunications	46.8%	44.6%	49.8%
Other service	3.7%	4.2%	8.7%
     Revenues from the Company’s five largest customers for the years ended December 31, 2003, 2004 and 2005 were HK$119.2 million, HK$111.9 million and 112.9 million (US$ 14.5 million), respectively, which represented 39.4%, 40.4% and 33.6%, respectively, of total revenues. Revenues from the Company’s largest customer represented 12.6%, 12.7% and 9.1%, respectively, of total revenues during such periods.
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
     On October 22, 2004, APT entered an agreement with National Astronomical Observatories of the Chinese Academy of Sciences (“NAOC”) to utilize APSTAR I through the end of its useful life. Under the agreement with NAOC, APT provides the necessary satellite control services for APSTAR I to NAOC. In consideration of the services provided, APT receives a payment of approximately US$300 thousand per year from NAOC.

     On May 30, 2005, APT entered an agreement with NAOC to utilize APSTAR IA through the end of its useful life. Under the agreement with NAOC, APT provides the necessary satellite control services for APSTAR IA to NAOC. In consideration of the services provided, APT receives a payment of approximately US$300 thousand per year from NAOC.
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
     APT has also entered into several transponder utilization agreements under which its customers have obtained the right to use transponder capacity on APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V or APSTAR VI for the life of the transponder. Most of the commercial terms of such transponder utilization agreements are substantially the same as those found in the typical transponder utilization agreements, except that payment for the entire period of use is to be completed by the end of the second year of the term of the agreement. APT provides a limited warranty for a period of 96 months in the case of one transponder on APSTAR IIR commencing on the date the transponder is made available for the customer’s use. There is no warranty period for the 43 out of 44 of the transponders on APSTAR IIR that are provided to Loral Asia. In respect of APSTAR I, which is being utilized by NAOC, APT agreed to provide a limited warranty for utilizing at least 16 transponder capacity for the first 2 years and at least 12 transponder capacity for the third year of the utilization functioning properly. In respect of APSTAR IA, which is being utilized by NAOC, APT agreed to provide a limited warranty for utilizing at least 16 transponder capacity for the first 4.57 years.
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
SUMMARY OF SATELLITE DATA

	APSTAR I	APSTAR 1A	APSTAR IIR	APSTAR V	APSTAR VI
Region covered	North and	North and	Europe, Asia,	Most of Asia,	Most of Asia,
	Southeast Asia	Southeast Asia	Middle East,	Australia, New	Australia, New
			Africa	Zealand, Pacific	Zealand,
				region, Hawaii	Pacific region,
Hawaii
Status	Operational	Operational	Operational	Operational	Operational
	(inclined mode)	(inclined mode)
Model	HS 376	HS 376	FS 1300	FS1300	SB4100C1
Manufacturers	Hughes	Hughes	SS/Loral	SS/Loral	Alcatel
Transponders
Ku-band	—	—	16	16 *	12
C-band	24	24	28	38 *	38
Expected end of	**	***	2013	2019	2021
operational life

*	As at August 13, 2004, APT has taken up 25 C-band and 12 Ku-band transponders of APSTAR V.

**	It is expected that APSTAR I will be operating for at least 3 years at an inclined mode from October 2004.

***	It is expected that APSTAR IA will be operating for at least 4.57 years at an inclined mode from December 2005.
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
     APSTAR I started commercial operations on September 15, 1994 and was replaced by APSTAR V on August 13, 2004. APSTAR I currently has sufficient fuel to work in an inclined orbital mode until mid to late 2007. APT has entered into a utilization agreement with a customer to utilize APSTAR I at 142 degree East through the end of its life.
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
     APSTAR IA started commercial operations on September 1, 1996. After successful launch and completion of In-Orbit Testing of APSTAR VI, APSTAR IA has been replaced on June 7, 2005. APSTAR IA currently has sufficient fuel to work in an inclined orbital mode until mid 2010. APT has entered into a utilization agreement with a customer to utilize APSTAR IA through the end of its life.
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

     On September 20, 2002, APT entered into the APT-Loral Term Sheet and subsequently entered into certain other agreements. Under the APT-Loral Term Sheet and the agreements, Loral Orion agreed to jointly participate in the development of APSTAR V by investing up to 50% of the capital necessary for the APSTAR V project on a pro rata basis in order to obtain rights to 27 transponders at a value of approximately US$115 million, which is 50% of the initial projected costs of approximately US$230 million for the construction, insuring and launch of APSTAR V. This amount was adjusted to reflect 50% of the actual costs of construction, insuring and launch of APSTAR V, exclusive of the costs of certain function modifications required by Loral Orion, which was borne solely by Loral Orion. Loral Orion paid 25% of the project costs prior to launch of the satellite. The other 25% of the project costs was paid to APT in four installments over a period of five years from the in-service date of APSTAR V. The amount of the installments making up the remaining balance range between US$10.7 million and US$17.1 million and no interest is payable on such amounts. Title to the transponders attributable to Loral Orion and 25% of the common portions of the satellite will pass to Loral Orion in installments corresponding to and subject to the payments made by it under the term sheet and the agreements. As a result of discussions regarding a matter related to the launch vehicle, the parties agreed to reduce the number of transponders attributable to Loral Orion from 27 to 25 in March 2003 with no adjustment to consideration payable by APT and Loral Orion.
     Because of the failure of SS/Loral to obtain the export license for the transfer of the title of APSTAR V in time for launching, APT entered into a Satellite Procurement Amendment Agreement, a Satellite Transponder Agreement and a Satellite Agreement (collectively the “Definitive Agreements”) with SS/Loral and Loral Orion on August 26, 2003 for the purpose of minimizing any further delay in the launch of the satellite. Under the Definitive Agreements, the title of APSTAR V was transferred to Loral Orion upon intentional ignition rather and simultaneously therewith. APT has entered into an irrevocable lease with Loral Orion for forty-one and one-half (41 and 1/2) transponders for the lease term commencing upon transfer of title from SS/Loral to Loral Orion until the end of operational life of APSTAR V. Therefore, the joint development of APSTAR V was converted to a lease. Under the Satellite Agreement, APT will release the leasehold interest of twelve and one-half (12 and 1/2) transponders to Loral Orion in stages over a five years period from the in-service date of APSTAR V subject to payment of installments by Loral Orion to APT. This will result in APT and Loral Orion having 29 and 25 transponders respectively at the end of the five years period from the in-service date. Under the leasehold arrangement, Loral Orion has committed to continue pursuing the necessary export license for title transfer of APSTAR V.
     The delay in obtaining the Export License caused the postponement of the launch of APSTAR V. To cope with the delay, APT entered into a Settlement Agreement with Loral Orion Inc. and the Amended Launch Agreement with SS/Loral and Sea Launch Limited Partnership on November 16, 2003. The Settlement Agreement made certain amendments to the Satellite Procurement Amendment Agreement, the Satellite Transponder Agreement and the Satellite Agreement and the Launch Agreement to allow for (i) a postponement of the date of launch of APSTAR V to April 28, 2004 (later on, due to the partial failure of deployment of north solar array of EdS, a SS/L-made satellite that was launched by Sea Launch in January 2004, the launch date of APSTAR V was further postponed to June 26, 2004); and (ii) for Loral Orion to take an additional 4.5 transponders as Initial Loral Orion Transponders, which are in aggregate 17 transponders to be taken up upon the completion of in-orbit test of APSTAR V, resulting in Loral Orion assuming the payment of US$20.4 million that would otherwise to be paid by APT HK for the construction, launch and insurance of APSTAR V. Such payment significantly reduced the cash-flow pressure of APT HK. The total number of 25 transponders of APSTAR V to be taken up by Loral Orion will remain unchanged.
     The Settlement Agreement and the Amended Launch Agreement were approved by the United States Bankruptcy Court on December 4, 2003 and the Export License of APSTAR V was issued by United States government on November 25, 2003.
     APSTAR V was launched by Sea Launch Limited Partnership on June 29, 2004. APSTAR V, a high powered satellite based on an FS 1300 model satellite manufactured by SS/Loral, is comprised of 38 C-band and 16 Ku-band transponders. The satellite is located at the geostationary orbital slot of 138 degrees East, and the footprints of C-band transponders will cover a majority of the Asian countries in the Asia Pacific region, including China, India, South East Asia, Australia, New Zealand, and the Hawaiian Islands in the United States for provision of high quality and reliable broadcasting and telecommunications services. The footprints of Ku-band transponders are spanning across China (Beam One), and China and India (Beam Two). In-Orbit Test (IOT) was completed on August 13, 2004 and the result showed that all satellite specifications are in line with design and satellite useful life time is estimated to be 15.3 years. APSTAR V started commercial operations upon completion of IOT. All customer carriers on APSTAR I have been successfully migrated to APSTAR V on 138 degrees East. Based on the arrangements entered into by the Company and Loral Orion, title of the APSTAR V remained with Loral Orion. The Company assumed risks and rewards of 37 transponders (“APT Transponders”) for the entire operational life of APSTAR V under finance leases while the risks and rewards relating to the other 17 transponders remained with Loral Orion. The total cost for the communication satellites held under finance leases in connection with the APT Transponders of APSTAR V amounted to US$148.4 million, which has been funded by internal resources and the Bank loan.
     Pursuant to the various amended agreements with Loral Orion, Loral Orion is to acquire and terminate APT’s right and interest in 4 APT Transponders on the fourth anniversary and 4 APT Transponders on the fifth anniversary after completion of IOT of APSTAR V at a total consideration of US$36.3 million.
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
     APSTAR VI was launched successfully on April 12, 2005 on a LM-3B launch vehicle and has been located at geostationary orbital slot at 134 degrees East. Its commercial operation started on 7 June 2005 and is expected to have an operation mission life over 15 years. The customers of APSTAR IA have been migrated to APSTAR VI successfully. Total capital expenditures for the design, construction and launch of APSTAR VI amounted to US$227 million, which has been funded by internal resources and Bank loans.
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
     APSTAR I is currently located at 142 degrees East under PRC’s filing as approved by OFTA. APSTAR IA is currently located at 130 degrees East under PRC’s filing as approved by OFTA.
     APT has obtained a priority position in the ITU filing process for the use of the orbital slot located at 76.5 degrees East, where APSTAR IIR is currently positioned. The Company is still in the process of completing frequency coordination for this slot. The Company has filed with the ITU to upgrade its status from the coordination stage to final stage and is awaiting the final result.

     Future Satellites
     APSTAR VIB
     In view of the risk of satellite launch, it was necessary for APT to have a contingency plan safeguarding the replacement arrangement of APSTAR IA and to lock a launching slot in case of failure of the launching of APSTAR VI. APT therefore entered into an agreement with CGWIC on November 10, 2004 (the “Option Agreement”) pursuant to which APT was granted a right to require CGWIC to provide for the design, construction, delivery and launch of APSTAR VIB to a designated orbit.
     In view of the successful launch of APSTAR VI on April 12, 2005, APT did not exercise the option before the expiry date of September 30, 2005. According to the terms of the Option Agreement, the option has expired and the Option Agreement is deemed to be terminated. APT was responsible for all reasonable costs and expenses incurred up to the date of termination in respect of the preparation works for the design, construction, delivery and launch of APSTAR VIB. The balance of option price (net of all reasonable costs and expenses incurred) could be transferred to such other satellite project as may be designated by the Company or the contractor within two years after the expiry date of the option. In the event that the balance of option price would be transferred to a satellite project for another customer as designated by the contractor, the balance of the option price would be refunded to the Company. Up to and including the date hereof, the Company has no plan for the procurement and launch of a new satellite in the coming two years due to the fact that the transponder market has remained highly competitive and the current supply of transponders exceeds demand in the Asia Pacific region, the possibility of transferring the preparation works of APSTAR VIB to another satellite project of another customer as designated either by the Company or the contractor in the coming two years is expected to be remote. Accordingly, as the Company does not currently expect the option price to be applied towards any future satellite project within the required time restriction or that the contractor will refund the balance of option price to the Company, an impairment loss of HK$59.9 million (2004: HK$nil) that has been recognised in respect of the prepayment for construction of a satellite.
     Insurance
     APT maintains in-orbit insurance for thirty-seven transponders for APSTAR V, APSTAR IA, APSTAR VI and one transponder for APSTAR IIR. The Company is not aware of any reason why it will not be able to renew the existing insurance for APSTAR V, APSTAR VI and APSTAR IIR. The Company’s insurance policies have standard provisions and customary exclusions. For 2003, 2004 and 2005, the Company spent HK$5.0 million, HK$12.6 million and HK$44.8 million (US$5.7 million), respectively, on in-orbit insurance
     In-orbit Insurance. Satellite in-orbit insurance is purchased on an annual basis. Such insurance provides protection only against the total loss, destruction or failure of the satellite. Total loss is defined as the loss of more than 75% of the satellite’s communications capacity for insured satellites. The Company renewed its annual in-orbit insurance until April 30, 2006 for APSTAR IIR. The in orbit insurance of APSTAR V (thirty-seven transponders only) and APSTAR VI has already been renewed until June 29, 2006 and April 11, 2007, respectively. The Company is currently negotiating the second renewal of in-orbit insurance of APSTAR V.
     Third-Party Liability Insurance. Third-party liability insurance offers protection against liability to third parties for damage arising out of a particular launch and the operation of the satellite. On April 30, 2004, OFTA granted the Company a waiver exempting the Company from complying with the requirement of maintaining third-party liability insurance with respect to APSTAR I, APSTAR IA and APSTAR IIR for in-orbit operation. The launch service provider of APSTAR VI has taken the third party liability insurance for the launch with one year after launch, which covers, among others, the Company, the governments of Hong Kong and PRC as additional insured. There is no need to take third party liability insurance for APSTAR V as the title of APSTAR V is with Loral Orion. Because of the drifting of APSTAR IA from its original geostationary orbital slot to a new orbital slot for the provision of services to customer under inclined mode, APSTAR IA is covered by third-party liability insurance over drifting and operation in its new orbital slot until November 1, 2006.
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
     To better support the operation of APSTAR V and APSTAR VI as well as the satellite television uplink services, the Company has expanded its operating facilities since year 2000 by purchasing antennae, radio frequency and baseband equipment. The Company currently operates a number of antennae ranging from 3 meter to 13 meter in diameter and transmission facilities, as well as the related equipment and facilities, such as radio frequency equipment, baseband units, ground monitoring systems, data processing systems and communication traffic monitoring systems. Each antenna is capable of controlling any of the Company’s satellites and is designed to withstand winds of up to 150 miles per hour. The Company maintains its own power generator and uninterrupted power supply to provide continuous electricity supply in case of a power outage.
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
     The customer carrier monitoring and teleport services are carried out at our Network Operation Center, which provides 24-hour support to customers via the Carrier Monitoring System. The Company also provides external satellite-based FTNS such as VSAT, Wholesale Telecom Services, and Internet POP Gateway under the external satellite-based FTNS license issued by OFTA on June 19, 2000.
     The Company has completed the installation of satellite broadcasting facilities in the Satellite TV Uplink Center, under the Satellite Television Uplink and Downlink License issued on July 6, 1999. The Satellite TV Uplink Center provides “one stop solution” service to customers such as playout, digital video broadcasting compression, turn around and radio frequency uplink transmission service. The Center’s DVB MPEG-2 encoding capability is up to 28 channels.
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
     Additional Orbital Slots
     OFTA, on behalf of the PRC government, is responsible for the coordination of a number of orbital slots for APT including the orbital slot at 76.5 degrees East in which APSTAR IIR is located. The Company has filed an application and manage the filing for the orbital slot at 131 East, 89.5 East, 92.2 degrees East, 96 degrees East, 102.8 degrees East, 131.8 degrees East, 138 degrees East, 140 degrees East and 143 degrees East. Those orbital slots could be used by future satellite which the design should meet the coordination requirement for each slot.

     Employees
     Including the executive directors and senior management of the Company, as of December 31, 2005, the Company had 161 full-time employees, of which 26 employees were in management, 135 were in engineering and operations, marketing, accounting and administration. The directors of the Company will continue to closely monitor the number of employees, ensuring that the number is in line with the needs and corporate strategies of the APT Group. The Company believes that its relations with its employees are good. A majority of the Company’s technical and engineering staff employed at the Satellite Control Center were originally seconded from affiliates of ChinaSat and China Aerospace.
     The Group provides on the job training to employees to update and upgrade their knowledge on related job fields.
     Share Option Scheme
     The Company adopted a new share option scheme (“Scheme 2002”) at its 2002 annual general meeting in response to new rules governing the listing of securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) that took effect in September 2001. New options after the adoption of Scheme 2002 are granted by the Company only pursuant to such scheme. Since the adoption of Scheme 2002, no further options have been granted under the previous share option scheme, which was adopted on May 22, 2001 (“Scheme 2001”) which itself replaced the old Share Option Scheme (See Item 6 below for a more detailed description of the old Share Option Scheme). All of the options granted on June 19, 2001, a total of 14,650,000 share options, under Scheme 2001 to Eligible Employees will, however, remain valid until the expiration of their terms. By their terms, all of the options granted on June 19, 2001 are exercisable from May 22, 2003 to May 21, 2011 for a nominal consideration of HK$1 per grantee. During 2002, 2003, 2004, and 2005 the Company did not grant any options. The total number of outstanding options under the existing share option schemes (including Scheme 2001 and Scheme 2002) that have been granted and not yet exercised equals 4,230,000, which represents 1.03% of the issued share capital of the Company as at December 31, 2005.
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
     International Satellites
     The market for international satellite communications capacity has been dominated by Intelsat for 30 years, and Intelsat can be expected to continue to dominate it for the foreseeable future. Intelsat, established by international treaty in 1964, owns and operates the largest fleet of commercial geosynchronous satellites in the world (over 20 satellites), and now comprises a consortium of 143 countries. Intelsat has been operating communications satellites in the Asia Pacific region since the 1960s. Although the number varies depending upon the exact criteria used to define Asia Pacific, Intelsat has several satellites in the region. At present, however, Intelsat primarily uses beams which have a much lower EIRP than the Company’s satellites and therefore require larger diameter antennae for its transmission to be received. Intelsat is traditionally seen as a “long-haul” carrier for PSTNs. Intelsat has substantially completed a planned transition to a privatized entity which may strengthen Intelsat’s capabilities and competitive position. The television distribution and VSAT operations of Intelsat could potentially compete directly with the Company.
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
     Export Regulation
     The United States government has imposed certain restrictions on transfers of US technology to the PRC and certain other countries, such as Russia. The launch site for each of the existing APSTAR satellites, other than APSTAR V, was located in the PRC and the launch provider was an entity licensed by the PRC government. The launch sites for other satellites that the Company may launch in the future may also be located in the PRC or other countries subject to such restrictions. As a result, export licenses are required to be obtained by manufacturers of satellites that the Company may launch in the future which contain US technology in connection with launches in any country subject to such restrictions on technology transfers. The export of US-origin commercial communications satellite equipment also requires a Presidential waiver of the restrictions contained in the US Foreign Relations Authorization Act relating to such exports to the PRC and of any sanctions that are then in effect under the US Arms Export Control Act or other US laws and regulations.
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
Property, Plant and Equipment
     The Company’s executive offices are located in the Satellite Control Center in Tai Po Industrial Estate, Hong Kong. Upon the removal of the Company’s business office to its Satellite Control Center in Tai Po on December 8, 2003, the lease of the Company’s business office space originally in Room 3107-3109 and 3111-3112, 31/F One Pacific Place, 88 Queensway, Hong Kong was terminated on February 29, 2004. The rental amount (excluding rates and management charges) under the lease was approximately HK$0 for 2005 and HK$530 thousand for 2004.
     The TT&C operations of APSTAR Systems are conducted through the Company’s Satellite Control Center. The 45,192 square foot site (Site 1) where the TT&C facility is located and the adjacent 39,902 square foot site (Site 2) where Phase II of the Satellite Control Center is located, are held by the Company pursuant to a lease between APT and the Science and Technology Parks Corporation. In early 2000, APT had leased from the Science and Technology Parks Corporation property originally designated as The Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto with approximately 8,919.29 square meters (equivalent to 95,972 square feet) adjacent to its Tai Po Satellite Control Center site for a term expiring June 30, 2047. On March 21, 2001, APT with the Science and Technology Parks Corporation entered into the Cancelled Agreement, which divided the interest of the property originally designated as The Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto between APT and APT Telecom. On March 21, 2001, the Science and Technology Parks Corporation leased the majority portion of that piece of property, totaling 6,903.29 square meters (approximately 74,279 square feet) (Site 3A) (newly designated as the Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extension thereto), to APT Telecom for telecommunications services, and granted a lease of the remaining portion of the property, totaling 2,016 square meters (approximately 21,692 square feet) (Site 3B) (newly designated as Subsection 3 of Section E of Tai Po Town Lot No. 13 and Extensions thereto) to APT by the Second Supplemental Agreement and this piece of property was merged with the property originally leased, Site 1 and Site 2. In order to expand the Company’s satellite operations and control capabilities in preparation for the launch of APSTAR V and APSTAR VI, as well as expand its capabilities with respect to broadcasting and telecommunication services, APT Group completed the construction of Phase II of the Satellite Control Center (“Phase II”) for APSTAR V and APSTAR VI on Site 3B and Site 2. The Company commenced operation of Phase II in February 2002. Phase II, which has a total floor area of approximately 55,540 square feet, is specially designed for providing satellite TV broadcasting platform. Phase II also includes a new data center (approximately 14,700 square feet) for the telecommunications services.
     Under the satellite TV broadcasting license granted by the Government of HKSAR, the Company’s wholly-owned subsidiary, APT Satellite TV Development Limited, has developed a satellite television broadcasting platform as part of Phase II. As at December 31, 2005, the Company has invested HK$28.8 million (US$3.7 million) in the facilities. As a result, the Company’s program transmission capacity is increased, strengthening its capacity to meet future demand for satellite TV services.
     The Company assumed risks and rewards of thirty-seven transponders for the entire operational life of APSTAR V under finance leases on August 13, 2004. The Company invested HK$1,157.9 million (US$148.4 million) for the thirty-seven transponders of APSTAR V in 2004. No further cost invested in such transponders after In-Orbit Test of APSTAR V on August 13, 2004. See Summary of Satellite Data for further details related to the Company’s satellite assets.
Item 4A. Unresolved Staff Comments
     The Company currently has no unresolved SEC Staff comments.

Item 5. Operating and Financial Review and Prospects
     The following discussion and analysis should be read in conjunction with the Audited Consolidated Financial Statements of the Company. The Audited Consolidated Financial Statements have been prepared in accordance with Hong Kong GAAP, which differs in certain respects from US GAAP. For a summary of significant differences between Hong Kong GAAP and US GAAP, see Item 18 and Note 28 of the Notes to the Audited Consolidated Financial Statements.
Overview
     The Company’s existing satellites together with APSTAR I and APSTAR IA which were operated in an inclined orbital mode, APSTAR IIR, APSTAR V and APSTAR VI provide commercial service to broadcasting and telecommunications customers in the Asia Pacific region. APSTAR IIR began commercial service on January 1, 1998, APSTAR V on August 13, 2004 and APSTAR VI on June 7, 2005.
     APT’s transponder utilization agreements typically require the payment of a deposit of one calendar quarter’s utilization fee upon signing of the contract, provide for an escalation of utilization fees during the agreement term according to an agreed schedule, require utilization fees to be paid in advance and provide for renewal options.
     Certain aspects of the business of the Company are subject to governmental regulation, including the coordination of orbital slots under the regulations of the ITU and the licensing of the Company’s satellite-related activities in Hong Kong by the HKSAR under the Outer Space Ordinance. Licenses from the HKSAR must be obtained to launch or operate a satellite. APT has obtained licenses covering current and future operation of each of APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V and APSTAR VI. The licenses each require the approval of the HKSAR for any transfer of a beneficial interest in the satellite. Fees with respect to each of these licenses are payable annually at fixed rates. The Company paid aggregate license fees with respect to its satellites of HK$556 thousand (US$71 thousand) to the HKSAR in 2005. Although neither the Joint Declaration nor the Basic Law makes express provision with respect to the Outer Space Ordinance or the regulation of satellite launch and operation or other outer space activities, the Basic Law provides that the laws previously in force in Hong Kong shall be maintained, except for any laws that contravene the Basic Law, and subject to any amendment by the legislature of the HKSAR.
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
     APSTAR System, together with their corresponding telemetry, tracking and control systems, have been operating under normal conditions. The Company’s core business remains the provision of satellite transponder capacity and broadcasting services in the Asia Pacific region. There has been an increase of revenue contributed from the provision of satellite-based telecommunication services. In the first half of 2003, the economic conditions in the Company’s markets continued to be sluggish due to SARS, which exacerbated an already weakened economic environment. Market competition in the satellite broadcasting business was extremely fierce in 2003 as demand for transponder capacities remained weak. In the second half of 2003, the economic outlook improved in the Asia

Pacific region as the SARS outbreak was brought under control and the economy in the PRC continued to grow at an increased pace. In the year of 2005, the transponder service market remained highly competitive. The market for satellite communications in the Asia Pacific region remained highly competitive because of the following reasons: (i) there was a significant oversupply in transponder capacities with respect to transponders operating on both the C-band and Ku-band; and (ii) there was an over-supply in submarine cable capacities, particularly with respect to telecommunication services. As of December 31, 2005, the utilization rates of APSTAR V and APSTAR VI stood at 68.5% and 45.0%, respectively.
     The Company intends to continue focusing on its core-business of providing satellite transponder capacity and satellite-based telecommunications services in the Asia Pacific region in the near term. While there is no current indication that the over-supply in transponder capacities and submarine cable capacities in the region will be reduced in the near term, the transponder markets as well as the broadcasting and telecommunication services market began a limited recovery at the end of 2005. APT continues to aggressively market the services of its new, state-of-the-art satellites, APSTAR V and APSTAR VI, which were launched on June 29, 2004 and April 12, 2005, respectively, in an attempt to gain market share as the economy improves. The Company believes that the advantages of these two satellites include (i) higher power; (ii) broadened footprints; (iii) smooth customer migration; (iv) linking northern and southern hemispheres and bridging major cities between North America and Asia; (v) anti-jamming features (APSTAR VI only); and (vi) the potential for strong neighborhood effects with such customers as CCTV and other renowned broadcasters, which enjoy over 300 million TV-households. Upon the completion of the Company’s satellite replacement program following the commencement of service of APSTAR VI, the Company believes that its market competitiveness should be significantly strengthened.
     APT Satellite TV Development Limited (“APT TV”) has established its satellite TV uplink and broadcasting services platform (the “Satellite TV Platform”) for the provision of broadcasting services under a Satellite TV Broadcasting Licence granted by HKSAR. The Company believes that the Satellite TV Platform will help establish a neighborhood effect, whereby the APSTAR System will stimulate more demand for transponder capacities for the APSTAR System. As at December 31, 2005, APT TV has carried up to 53 satellite TV channels for the broadcasters in the region. APT Telecom was re-organized on September 10, 2003 in response to the continued downturn in the market for telecommunication services and the oversupply of submarine cable capacities. After the reorganization, APT Telecom Services Limited continued to provide telecommunication services under the Fixed Carrier License approved by OFTA in October 2003. The Company believes that the provision of broadcasting service and telecommunication service offerings to its customers provides an important competitive advantage with respect to customers who desire a “one-stop” shop in communications services.
     The Company projects that the broadcasting and telecommunication businesses in the Asia Pacific region will see steady growth during 2006. The transponder service market will likely still be highly competitive due to excess capacity in the transponder market in the region. While the Company believes that the business climate in the next year will remain challenging, it believes that the successful launch of APSTAR V and APSTAR VI will enhance its competitiveness in the transponder services market. As a result of the economic growth in the Asia Pacific region and the continued rapid economic growth in China, the Company anticipates that the demand for transponders will grow steadily in 2006. The Company believes that there will be increases in customers and transponder utilizations, and the increase in telecommunications or broadcasting services. Meanwhile, the market competition will still be fierce due to supply over demand with keen price pressure. The Group expects APSTAR V and APSTAR VI will continue to increase in utilizations and expand market shares further in 2006.
     An analysis of the sources of the Company’s revenues by business segment for the three years ended December 31, 2005 is shown in Item 4 “Information on the Company – Business Overview”. The following table sets forth, for the periods indicated, the percentage of revenues from continuing operations represented by certain revenue and expense items in the Company’s statements of operations.

	2003	2004	2005
	(restated)	(restated)
Statement of Operations Data:
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of services (excluding depreciation and amortization)	14.6%	24.1%	30.7%
Depreciation and amortization	78.1%	64.2%	58.9%
Selling, general and administrative (excluding depreciation and amortization)	24.8%	28.4%	22.9%

Total costs and expenses	117.5%	116.7%	112.5%

	(17.5%)	(16.7%)	(12.5%)

Loss before income taxes	(67.9%)	(16.4%)	(36.7%)
Loss for the year	(71.8%)	(22.4%)	(40.6%)
     An analysis of the source of the Company’s revenues by geographical area for the years ended December 31, 2003, 2004 and 2005 is as follows:

	Years Ended December 31,
	2003		2004		2005
	(HK$ in millions)
		% of Total		% of Total		% of Total
	Amount	Revenues	Amount	Revenues	Amount	Revenues
The People’s Republic of China:
Hong Kong	25.1	8.3%	21.3	7.7%	38.5	11.5%
Other regions	225.8	74.7%	195.2	70.4%	201.9	60.0%

Singapore	18.4	6.1%	23.3	8.4%	30.7	9.1%

USA	18.9	6.3%	8.4	3.0%	0.4	0.1%
Indonesia	0.5	0.2%	6.0	2.2%	32.3	9.6%
Others	13.5	4.4%	23.1	8.3%	32.7	9.7%

	302.2	100.0%	277.3	100.0%	336.5	100.0%

     The Company has not incurred any research and development expenditure for the years ended December 31, 2003, 2004 or 2005.
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
     As disclosed in Note 21(e) to the Consolidated Financial Statements for the years ended December 31, 2003, 2004, and 2005, the Company did not write off accounts receivable. For the years ended December 31, 2003, 2004, and 2005, the Company made allowance for doubtful receivables in the amounts of HK$8.4 million (US$1.1 million), HK$5.7 million (US$731 thousand) , and HK$0.4 million (US$53 thousand), respectively. If the financial condition of the Company’s customers were to deteriorate, additional allowances may be required.
     The Company periodically reviews the carrying amounts of provision for doubtful debts to determine whether there is any indication that the provision needs to be written off. If the Company becomes aware of a situation where a customer will not be able to meet its financial obligations due to change of contact information by the customer without notification or after seeking professional advice from lawyers or debt collection agent that the probability of recovery is remote, the Company would write off the account receivable.
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
     During the years ended December 31, 2003, 2004 and 2005, the Company conducted a review of the Company’s property, plant and equipment and determined that certain assets were impaired as the recoverable amount of these assets is estimated to be less than their carrying amount. An impairment loss relating to Company’s property plant and equipment of HK$129.1 million in respect of communication satellites was recognized for the year ended December 31, 2003 while impairment loss of HK$1.8 million in respect of construction in progress was recognized for the year ended December 31, 2004. For the year ended December 31, 2005, HK$7.5 million in respect of communication satellite equipment had been recognised and charged to the statement of operations.
     Contingencies and provisions
     Contingencies, representing an obligation that are neither probable nor certain at the date of the financial statements, or a probable obligation for which the cash outflow is not probable, are not recorded.
     Provisions are recorded when, at the end of period, there is an obligation of the Company to a third party which is probable or certain to create an outflow of resources to the third party, without at least an equivalent return expected from the third party. This obligation may be legal, regulatory or contractual in nature.
     To estimate the expenditure that the Company is likely to bear in order to settle an obligation, the management of the Company takes into consideration all of the available information at the closing date for its consolidated financial statements. If no reliable estimate of the amount can be made, no provision is recorded. For details, please refer to Item 18 and Note 14 of the “Notes to the Audited Consolidated Financial Statements” of the Company.
Change in accounting policies
     The Hong Kong Institute of Certified Public Accountants (HKICPA) has issued a number of new and revised Hong Kong Financial Reporting Standards (HKFRSs) that are effective for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs is provided in Note 4 of the “Notes to the Audited Consolidated Financial Statements of the Company”. Figures for 2004 and 2005 have been adjusted for these new and revised policies in accordance with the transitional provisions and as disclosed in Note 4. Earlier years have only been restated to the extent that the new accounting policies are adopted retrospectively as disclosed in the Note 4.
Recent US GAAP pronouncements
     Please see item 18 and Note 28(i) to the Audited Consolidated Financial Statements of the Company for recent US accounting pronouncements.

Commitments and Contingencies
     In the ordinary course of its business, the Company enters into commercial commitments for various aspects of operations, such as repair and maintenance. However, the Company believes that those commitments will not have a material effect on the Company’s financial condition, results of operations or cash flows.
     The following tables aggregate the contractual obligations and other commercial commitments of the Company as of December 31, 2005 (HK$ in millions):
     Contractual Obligations:

	Payments due by period
		Less than	1—3	4—5	After 5
	Total	1 year	years	years	Years
US$240 million term Bank loan(1)	1,127.2	120.5	379.1	529.4	98.2

Interest payment obligations (2)	245.7	62.7	120.3	59.3	3.4
Purchase obligations the Company (3)	2.3	2.3	—	—	—
Operating leases (4)	2.2	2.2	—	—	—

Total contractual obligations	1,377.4	187.7	499.4	588.7	101.6

     Other Commercial Commitments:

	Amount of commitment expiration per period
	Total
	amounts	Less than	1 — 3	4 — 5	After 5
	committed	1 year	years	years	years
Other commercial commitments — the Company (5)	—	—	—	—	—
Deposit received	16.0	9.2	5.5	1.3	—
Deferred income	239.0	—	67.8	45.1	126.1

Total commercial commitments	255.0	9.2	73.3	46.4	126.1

(1)	This line item represents the cash obligations for principal payments of the Bank loan. The Bank loan was secured by the assignment of the construction, launching and related equipment contracts relating to satellites under construction and their related insurance claim proceeds, assignment of all present and future utilization agreements of their transponders of satellites under construction, launching and related equipment contracts. The above Bank loan does not include the borrowing cost amounting to HK$9.2 million (US$1.2 million).

(2)	This line item represents the contractual interest payable for the Bank loan. The interest payable is calculated by using average interest rate since the actual interest payment depends on future LIBOR.

(3)	This line item represents various purchase commitments entered into with the Company’s suppliers due to the long lead times required before the satellites become operational.

(4)	This line item represents future minimum payments under operating leases with remaining terms of one year or more.

(5)	This line item represents various purchase commitments authorized by the Company with its suppliers but not contracted at the balance sheet date.

     Contingencies:
     APT’s overseas withholding tax charged on certain transponder utilization income in respect of 1998 and before, calculated at the applicable rates based on the relevant transponder income earned in those years, and not provided for in the financial statements, amounted to approximately HK$75.9 million (US$9.7 million). (See Note 14 of the Company’s Consolidated Financial Statements). APT did not recognize liabilities as the Company’s position is that the applicable tax rules are effective from 1999 onwards. If such tax charge is claimed for the period from 1998 and before, it could result in a significant adverse effect on the Company’s financial condition.
     In 2003, APT received a letter from the Hong Kong Inland Revenue Department (“IRD”) in connection with the Profits Tax Return that IRD disagreed with APT on the capital gain claim of HK$389.7 million (US$50.0 million) in 1999 in relation to the transfer of substantially all of the satellite transponder capacities of APSTAR IIR for the rest of its useful life. APT has claimed the gain as a non-taxable capital gain in its 1999/2000 Profits Tax Return. The non-taxable claim is under review by the IRD which has proposed to treat the proceeds received as taxable income to APT with a corresponding entitlement to statutory depreciation allowance in respect of APSTAR IIR. On January 23, 2006, IRD raised a Profits Tax assessment for the year of assessment 2000/2001 to include that portion of the proceeds from sale of the satellite received during 2000/2001 as taxable income. The tax demanded for the year of assessment 2000/2001 is HK$212.8 million (US$27.3 million). On February 20, 2006, APT lodged an objection against the IRD’s assessment on the grounds that it is excessive.
     On February 24, 2006, APT received a notice from the IRD confirming that the entire tax in dispute would be held over on condition that APT purchase HK$78.4 million of Tax Reserve Certificate (“TRC”) by March 15, 2006 and the balance of the amount of HK$134.5 million would be held over unconditionally. Should any amount of tax held over on condition of the purchases of TRC become payable upon the final determination of the objection, the same amount of TRC would be used for settlement of tax due. For that part of the TRC not utilized to offset the tax payable, interest will accrue from the date of issue of the TRC to the date of determination of the objection and be refunded to APT. In order to fulfill the condition of hold over of tax payment, APT purchased TRC of HK$78.4 million on March 15, 2006.
     Since the receipt of the above mentioned notices, the Company has obtained external legal and tax advice, and the Company continues to believe that it has a reasonable likelihood of success in defending its position that the gain derived from the transaction should be treated as non-taxable. Accordingly, no provision for additional taxation has been made.
     In addition, certain potential losses of a satellite or the satellite’s functionality may not be fully covered by the Company’s launch or in-orbit insurance policies. For example, APT Group’s insurance coverage would not compensate it for business interruption and similar losses (including, among other things, loss of market share, loss of revenue and incidental and consequential damages). In the event that the insurance proceeds exceed the carrying amount of the satellites, the excess of the proceeds over the carrying value of the satellite would be recognized as income. Any shortfall between the insurance proceeds and the carrying amount of the satellites would be recognized in the statements of operations as expense.
Off-Balance Sheet Arrangements
     The Company does not have any off-balance sheet arrangements other than its operating leases. The Company does not believe that such operating leases have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

Results of Operations
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
     Total Revenues. Total revenues for the year ended December 31, 2005 were HK$336.5 million (US$43.1 million), an increase of HK$59.2 million (US$7.6 million), or 21.4%, as compared to total revenues of HK$277.3 million (US$35.5 million) for the same period in 2004. The increase of revenues in 2005 was due to commencement of new utilization contracts for APSTAR V and APSTAR VI in the PRC and Indonesia.
     Total Costs and Expenses. The major components of total costs and expenses consist of cost of services, depreciation and amortization, and selling, general and administrative expenses. Total costs and expenses for the year ended December 31, 2005 were HK$378.4 million (US$48.5 million), an increase of HK$55.0 million (US$7.1 million), or 17.0%, as compared to total costs and expenses in the same period in 2004. This increase was primarily due to an increase in in-orbit insurance and depreciation of the additional satellite of APSTAR VI which commenced service at the beginning of June 2005 and an increase in costs of running the satellite-based external telecommunications business.
     Cost of Services, including Depreciation and Amortization. The major components of cost of services include depreciation and amortization, license fees, orbital slot management fees, in-orbit insurance and satellite operations services charges. The cost of services, including depreciation and amortization for the year ended December 31, 2005 was HK$301.1 million (US$38.6 million), an increase of HK$56.4 million (US$7.2 million) or 23.0% when compared to the cost of HK$244.7 million (US$31.4 million) for the year ended December 31, 2004. This increase was due to all of the factors discussed below.
     Cost of Services, excluding Depreciation and Amortization. Cost of services excluding depreciation and amortization for the year ended December 31, 2005 was HK$103.3 million (US$13.2 million), an increase of HK$36.2 million (US$4.6 million) or 53.9% as compared to cost of services of HK$67.1 million (US$8.6 million) for the year ended December 31, 2004. The increased cost of services is mainly due to the payment of in-orbit insurance for APSTAR VI, which began operation on June 7, 2005, while there were no such related expenses in 2004 for APSTAR VI.
     Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2005 was HK$197.9 million (US$25.4 million), an increase of HK$20.2 million (US$2.6 million) or 11.4% as compared to depreciation and amortization of HK$177.7 million (US$22.8 million) for the year ended December 31, 2004. This increase was mainly due to an increase in depreciation of the additional satellite of APSTAR VI which commenced service at the beginning of June 2005.
     Selling, General and Administrative Expenses. The major components of selling, general and administrative expenses include staff costs, office rental expenses, office general expenses, provision for bad and doubtful receivables, marketing and promotion expenses and professional fee. Selling, general and administrative expenses for the year ended December 31, 2005 were HK$77.2 million (US$9.9 million), slightly decreased by HK$1.5 million (US$0.2 million), or 1.9%, as compared to selling, general and administrative expenses of HK$78.7 million (US$10.1 million) for the year ended December 31, 2004. The administrative expense decreased under the tight control in expenses budget.
     Other Operating Revenues. The major components of other operating revenues consist of interest income and other income and the reasons for such decrease are discussed below. Aggregate non-operating items resulted in income of HK$30.8 million (US$3.9 million) in the year ended December 31, 2005, an increase of HK$21.5 million (US$2.8 million) as compared to the revenues of HK$9.3 million (US$1.2 million) for the year ended December 31, 2004.
      Interest Income — Net. Interest income — net was HK$12.9 million (US$1.7 million) in the year ended December 31, 2005, an increase of HK$5.6 million (US$0.7 million), or 76.7%, as compared to the interest income of HK$7.3 million (US$937 thousand) for the year ended December 31, 2004, which was largely as a result of increase in interest rates on bank deposits.
     Other Income. Other income was HK$15.6 million (US$2.0 million) in the year ended December 31, 2005, which was the compensation income from a contractor for the late delivery of the satellite while there were no such related other income in 2004.
     Impairment Loss Recognized In Respect to Property, Plant and Equipment. Impairment loss in respect to communication satellite equipment of HK$7.5 million (US$1.0 million) was recognized for the year ended December 31, 2005, as compared to impairment loss in respect of construction in progress of HK$1.8 million (US$231 thousand) recognized for the year ended December 31, 2004. For the year ended December 31, 2005, the Company re-assessed the discounted expected future revenues of the broadcasting and telecommunication business, which the Company expects the future revenues to be lower than originally projected.
     Impairment Loss Recognized In Respect of prepayment for construction of a satellite
     In view of the successful launch of APSTAR VI on April 12, 2005, the Company did not exercise the option before the expiry date of September 30, 2005. According to the terms of the option agreement, the option has expired and the option agreement is deemed to be terminated. The Company was responsible for all reasonable costs and expenses incurred up to the date of termination in respect of the preparation works for the design, construction, delivery and launch of APSTAR VIB. The balance of option price (net of all reasonable costs and expenses incurred) should be transferred to such other satellite project as may be designated by the Company or the contractor within two years after the expiry date of the option. In the event that the balance of option price would be transferred to a satellite project for another customer as designated by the contractor, the balance of the option price would be refunded to the Company. Up to and including the date hereof, the Company has no plan for the procurement and launch of a new satellite in the coming two years due to the fact that the transponder market has remained highly competitive and the current supply of transponders exceeds demand in the Asia Pacific region. The possibility of transferring the preparation work of APSTAR VIB to another satellite project of another customer as designated either by the Company or the contractor in the coming two years is expected to be remote. Accordingly, as the Company does not currently expect the option price would be applied towards any future satellite project within the required time restriction or the contractor will refund the balance of option price to the Company, an impairment loss of HK$59.9 million (US$7.6 million) has been recognised in respect of the prepayment for construction of a satellite. No such expenses were recognized for the year ended December 31, 2004.
     Borrowing Costs. For the year ended December 31, 2005, the Company incurred finance costs of HK$46.7 million (US$6.0 million) representing interest expenses of HK$44.5 million (US$5.7 million) incurred under the Bank loan and other related finance costs of HK$2.2 million (US$282 thousand) as part of satellite construction costs and including amount capitalized into construction in progress of HK$9.8 million (US$1.3 million). For the year ended December 31, 2004, the Company incurred finance costs of HK$20.8 million (US$2.7 million) representing interest expenses of HK$17.2 million (US$2.2 million) incurred under the Bank loan and other related finance costs of HK$3.6 million (US$461 thousand) as part of satellite construction costs and including amount capitalized into construction in progress of HK$16.7 million (US$2.1 million). The increase of finance costs was primarily due to new bank borrowings and an increase of interest rate in 2005.
     Share of Losses of Jointly Controlled Entities. Share of losses of jointly controlled entities was HK$8.0 million (US$1.0 million) for the year ended December 31, 2005, an increase of HK$5.3 million (US$0.7 million) as compared to the share of losses of jointly controlled entities of HK$2.7 million (US$0.3 million) for the year ended December 31, 2004. The increase was mainly due to the share of impairment loss of HK$7.2 million (US$1.0 million) from one of the jointly controlled entities in respect of an investment property as compared to impairment loss of HK$2.2 million (US$ 282 thousand).
     Under US GAAP there has been an adjustment to share of loss of jointly controlled entities as a result of GAAP difference of depreciation of investment property of HK$1.8 million (US$231 thousand) for the year ended December 31, 2005 and 2004. For details, please refer to Item 18 and Note 28(a)(i) to the Audited Consolidated Financial Statements of the Company.

     Provision for Income Taxes. Provision for income taxes was HK$13.2 million (US$1.7 million) in the year ended December 31, 2005, a decrease of HK$3.4 million (US$436 thousand), as compared to provision for income taxes of HK$16.6 million (US$2.1 million) for the year ended December 31, 2004. The decrease was mainly due to the utilization of deferred tax assets which partly offset the increase in overseas withholding tax provided in year 2005. For the year ended December 31, 2005, a brought forward tax loss from a subsidiary was utilized to offset its assessable profit for the year. This resulted in the deduction of deferred tax assets of the subsidiary. No provision for current Hong Kong profits tax has been made, as the Company and its subsidiaries either had substantial accumulated tax losses brought forward which are available for set off against current year’s assessable profits or have sustained tax losses as of year end.
     Net Loss. Net loss for the year ended December 31, 2005 was HK$136.6 million (US$17.5 million), an increase of HK$74.6 million (US$9.6 million) as compared to the net loss (restated) of HK$62.0 million (US$7.9 million) for the year ended December 31, 2004. This increase of net loss was due to all of the factors discussed above.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
     Total Revenues. Total revenues for the year ended December 31, 2004 were HK$277.3 million (US$35.5 million), a decrease of HK$24.9 million (US$3.2 million), or 8.3%, as compared to total revenues of HK$302.2 million (US$38.7 million) for the same period in 2003. The decrease of revenues in 2004 was due to continued intense market competition, which put further downward pressure on transponder pricing, eroding the Company’s profit margins and leading to a further drop in revenues. The Company believes that the commencement of operations of APSTAR V and APSTAR VI will enhance the Company’s competitive position. By bundling broadcasting services and telecommunication services into a “one-stop” shop for communications services, the Company aims to further strengthen the utilization rates of its satellites as the regional economic outlook improves, in an effort to increase its profit margins.
     Total Costs and Expenses. The major components of total costs and expenses consist of cost of services, depreciation and amortization, and selling, general and administrative expenses. Total costs and expenses for the year ended December 31, 2004 were HK$323.4 million (US$41.5 million), a decrease of HK$30.9 million (US$4.0 million), or 8.7%, as compared to the same period in 2003. This decrease was primarily due to the decrease of HK$35.6 million (US$4.6 million) in cost of services, which was partially offset by an increase of HK$4.7 million (US$601 thousand) in selling, general and administrative expenses. Total costs and expenses as a percentage of revenues were 116.7% in the year ended December 31, 2004, as compared to 117.2% in the year ended December 31, 2003, as further discussed as below.
     Cost of Services, including Depreciation and Amortization. The major components of cost of services include depreciation and amortization, license fees, orbital slot management fees, in-orbit insurance and satellite operations services charges. The cost of services, including depreciation and amortization for the year ended December 31, 2004 was HK$244.7 million (US$31.4 million), a decrease of HK$35.6 million (US$4.6 million) or 12.7% when compared to the cost of HK$280.3 million (US$35.9 million) for the year ended December 31, 2003. The decrease was due to the decrease in depreciation and amortization incurred in running the business as further discussed as below.
     Cost of Services, excluding Depreciation and Amortization. Cost of services excluding depreciation and amortization for the year ended December 31, 2004 was HK$67.1 million (US$8.6 million), an increase of HK$22.8 million (US$2.9 million) or 51.2% as compared to cost of services of HK$44.3 million (US$5.7 million) for the year ended December 31, 2003. The increased cost of services is mainly due to the payment of in-orbit insurance for APSTAR V, which began operation on August 13, 2004, while there were no such related expenses in 2003 for APSTAR V. Furthermore, a full year’s result is reflected in 2004 while only a 3-month result is reflected in 2003 in respect of the Company’s acquisition of the satellite-based external telecommunications business of a jointly controlled entity on October 10, 2003.

     Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2004 was HK$177.7 million (US$22.8 million), a decrease of HK$58.3 million (US$7.5 million) or 24.7% as compared to depreciation and amortization of HK$236.0 million (US$30.2 million) for the year ended December 31, 2003. This decrease was mainly due to firstly, an impairment loss that was recognized in respect to communication satellites for the year ended December 31, 2003, secondly, the Company revised its estimate of the remaining useful life of APSTAR IA by extending 6 months. As a result, depreciation recorded for the year ended December 31, 2004 was decreased.
     Selling, General and Administrative Expenses. The major components of selling, general and administrative expenses include depreciation and amortization, staff costs, office rental expenses, office general expenses, provision for bad and doubtful receivables, and marketing and promotion expenses. Selling, general and administrative expenses for the year ended December 31, 2004 were HK$78.7 million (US$10.1 million), an increase of HK$4.7 million (US$601 thousand), or 6.3%, as compared to selling, general and administrative expenses of HK$74.0 million (US$9.5 million) for the year ended December 31, 2003. This increase was largely due to reflection of full year’s result in 2004 while only 3-month result in respect of the Company’s acquisition made reflected in 2003 as discussed above.
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
     Interest Income — Net. Interest income — net was HK$7.3 million (US$937 thousand) in the year ended December 31, 2004, an increase of HK$201 thousand (US$26 thousand), or 2.8%, as compared to the interest income of HK$7.1 million (US$912 thousand) for the year ended December 31, 2003.
     Other Income. Other income was HK$2.0 million (US$256 thousand) in the year ended December 31, 2004, decrease of HK$23.9 million (US$3.1 million), or 92.2%, as compared to other income of HK$25.9 million (US$3.3 million) in the year ended December 31, 2003. The decrease was mainly due to a compensation payment of HK$13.5 million (US$1.7 million) from a jointly controlled entity for the early termination of services and a facilities lease as the result of the jointly controlled entity’s reorganization in October 2003 that was recognized in 2003, while there was no such income recognition in 2004.
     Impairment Loss Recognized In Respect to Property, Plant and Equipment. Impairment loss recognized in respect to property, plant and equipment of HK$1.8 million (US$0.2 million) was recognized for the year ended December 31, 2004 with respect to the Company’s construction in progress as compared to impairment loss recognized in respect to communication satellites of HK$129.1 million (US$16.6 million) for the year ended December 31, 2003. Impairment loss on construction in progress and communication satellites was recognized for the excess of the carrying value over the discounted expected future cash flow to be generated by the respective assets. For the year ended December 31, 2004, the Company re-assessed the discounted expected future revenues of the broadband project, which the Company expects the future revenues to be lower than originally projected.
     Borrowing Costs. For the year ended December 31, 2004 the Company incurred finance costs of HK$20.8 million (US$2.7 million) representing interest expenses of HK$17.2 million (US$2.2 million) incurred under the Bank loan and other related finance costs of HK$3.6 million (US$462 thousand) as part of satellite construction costs and including amount capitalized into construction in progress of HK$16.7 million (US$2.1 million). As APSTAR V has commenced commercial operation on August 13, 2004, the Company no longer capitalized the finance costs of HK$4.1 million (US$529 thousand) from that date but expensed it to the statements of operations. For the year ended December 31, 2003, no interest expenses were recorded because the interest expenses incurred under the Loan Facility were capitalized as part of satellite construction costs. The interest expenses of HK$6.6 million (US$846 thousand) and other related cost of HK$1.2 million (US$154 thousand) incurred in obtaining the loans were capitalized.

     Share of Losses of Jointly Controlled Entities. Share of losses of jointly controlled entities was HK$2.7 million (US$347 thousand) for the year ended December 31, 2004, a decrease of HK$54.4 million (US$7.0 million) or 95.3% as compared to the share of losses of jointly controlled entities of HK$57.1 million (US$7.3 million) for the year ended December 31, 2003. The decrease was mainly due to the share of impairment loss from one of the jointly controlled entities in respect of cables and satellite-based telecommunication equipment and property, and compensation expense for early termination of services and facilities lease for the year ended December 31, 2003 while no such expenses were recognized for the year ended December 31, 2004. The impairment loss recognized in 2003 on cable and satellite-based telecommunications equipment and property resulted primarily from excess capacities in the cable and satellite-based communications services markets during the continued downturn in the regional telecommunications sector, which exerted a downward pressure on pricing and the ability of the jointly controlled entity to grow its customer base, and partially due to write-downs in obsolete telecommunications equipment. As a result, projected cash flow was lower than the carrying value of the property and equipment and the shortfall was recognized as an impairment loss in 2003 consolidated statements of operations. Share of the impairment loss was HK$49.0 million (US$6.3 million) and share of the compensation expense was HK$7.4 million (US$949 thousand) in 2003. For results of operations and financial position of the jointly controlled entity, please refer to Exhibit 8.2 “Financial Statements of APT Satellite Telecommunications Limited”.
     Under US GAAP there has been an adjustment to share of loss of jointly controlled entities as a result of GAAP difference of depreciation of investment property of HK$1.8 million (US$231 thousand) for the year ended December 31, 2004, a decrease of HK$875 thousand (US$112 thousand) when compared to the depreciation of HK$875 thousand (US$112 thousand) for the year ended December 31, 2003. The decrease was mainly due to full year depreciation charge accounted for in year 2004 while only half-year depreciation charge accounted for in year 2003. For details, please refer to Item 18 and Note 28(a)(i) to the Audited Consolidated Financial Statements of the Company.
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
     Net Loss. Net loss for the year ended December 31, 2004 was HK$62.0 million (US$7.9 million), a decrease of HK$155.0 million (US$19.9 million), or 71.4%, as compared to the net loss of HK$217.0 million (US$27.8 million) for the year ended December 31, 2003. This decrease of net loss was due to all of the factors discussed above.
Liquidity and Capital Resources
     Sources of Cash and Credit Available
Since the Company’s initial public offering, it has financed its operations primarily through cash flows from operations. As of December 31, 2005, the Company had HK$326.4 million (US$41.9 million) of available cash, HK$68.7 million (US$8.8 million) of restricted cash. It is expected that the operations of the Company for the foreseeable future will be funded through cash flows from operation. Up to the end of December 2005, no further credit facility was available to the Company

     Capital Expenditures
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
     The total cost for the communication satellites held under finance leases in connection with the APT transponders of APSTAR V amounted to US$148.4 million. The total capital expenditures for the design, construction and launch of APSTAR VI amounted to US$227.0 million.
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
     Cash Flow Items
     Net Cash Provided by Operating Activities
     Net cash provided by operating activities amounted to HK$149.5 million (US$19.2 million) for the year ended December 31, 2005, a decrease of HK$83.9 million (US$10.75 million), or 35.9%, compared to net cash provided by operating activities of HK$233.4 million (US$29.9 million) for the year ended December 31, 2004. The decrease in net cash provided by operating activities over the period was principally due to the prepayment by SingTel of transponder utilization income of HK$231.3 million (US$29.7 million) for the remaining life of APSTAR V in 2004 and no similar prepayment was made in 2005.
     Net Cash Used in Investing Activities
     Net cash used in investing activities was HK$617.5 million (US$79.2 million) for the year ended December 31, 2005, an increase of HK$253.0 million (US$32.4 million), or 69.4%, compared to net cash used in investing activities of HK$364.5 million (US$46.7 million) for the year ended December 31, 2004. The increase in net cash used in investing activities over the period was mainly due to the increase of progress payments for the construction of APSTAR VI, increase of the pledged deposits for Bank loan due to restrict the funds for repayment of bank borrowings in the coming year and was partially offset by an increase in interest received due to an increase of the interest rate in 2005.
     Net Cash Provided by Financing Activities
     Net cash provided by financing activities was HK$118.9 million (US$15.2 million) for the year ended December 31, 2005, a decrease of HK$139.0 million (US$17.8 million), or 53.9%, compared to net cash provided by financing activities of HK$257.9 million (US$33.1 million) for the year ended December 31, 2004. The decrease in net cash provided by financing activities over the period was primarily the result of less new borrowings under the secured Bank loans for APSTAR VI of HK$229.3 million (US$29.3 million) compared to net new borrowings of HK$273.8 million (US$35.1 million) in 2004 and repayment of bank borrowings of HK$77.8 million (US$10.0 million) in 2005.

     Financing
     On December 16, 2002, APT entered into a US$240 million secured term bank loan. The Bank loan was amended by a Deed of Amendment and Restatement on October 27, 2004 and Second Deed of Amendment and Restatement on May 18, 2005. The first amendment amended certain terms of the Bank loan for the purpose of adjusting for the cancellation of the unutilized portion relating APSTAR V satellite and APSTAR VI backup satellite. Accordingly, the maximum aggregate amount under the Bank loan was reduced to US$165 million and certain financial covenants were amended. The second amendment extended the availability period of drawing under the Bank loan with respect to APSTAR VI to June 30, 2005 and amended the financial covenants. The Company was in compliance with these covenants as of December 31, 2005. For detail of the restrictive financial covenants, please refer to Item 18 and Note 10 of the “Notes to the Audited Consolidated Financial Statements” of the Company.
     The availability period for drawn down expired on June 30, 2005. As at December 31, 2004 and 2005, the aggregate borrowings under the Bank loan were HK$975.8 million (US$125.1 million) and HK$1,127.3 million (US$144.5 million), respectively. At December 31, 2004, APSTAR V and APSTAR VI were under construction with an aggregate carrying value of approximately HK$2,398.2 million (US$ 307.5 million) and bank deposits of approximately HK$20.8 million (US$2.7 million). At December 31, 2005, APSTAR V and APSTAR VI were reported under fixed assets with a net book value of approximately HK$2,752.2 million (US$352.8 million) and the bank deposits of approximately HK$68.7 million (US$8.8million).
     The Bank loan is secured by the assignment of the construction, launching and related equipment contracts relating to APSTAR V, APSTAR VI and their related insurance claim proceeds, assignment of all present and future utilization agreements of the transponders of satellites under construction, assignment of all present and fixed charges over certain bank accounts which will hold receipts of the transponder income and the termination payment under construction, launching and related equipment contracts. Pursuant to the Bank loan, any insurance claim proceeds and contract termination payments must be deposited in a designated account and withdrawal of any amount from this designated account may only occur in accordance with the terms of the Bank loan.
     The Bank loan limits the amount of annual dividends that the Company may pay its shareholders which limit is tied to certain EBITDA and cash to debt service ratios contained therein. The Bank loan includes covenants customary for agreements of this type, including restrictions on the Company’s and its subsidiaries’ ability to incur indebtedness, certain ownership restrictions, certain restrictions on the Company’s ability to pay dividends, restrictions on affiliated transactions, certain financial covenants, covenants with respect of compliance with laws, maintenance of licenses and permits required for APT’s business and a requirement that all future transponder utilization agreements be entered into on an arms-length basis. Among other things, APT has undertaken to ensure that APT International directly owns at least 50.01% of the voting rights in the Company. The Bank loan also contains financial covenants, including maintenance of collateral coverage ratio, minimum net worth and minimum EBITDA. The Bank loan also contains customary limitations, including those on dividend, investments, capital expenditures, change of controlling shareholders, creating liens and transactions with affiliates. No assurance can be given that APT will be able to meet any of the financial performance covenants contained in the Bank loan.
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
     The Company cautions you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified herein and the Company’s reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.
Other
     Exchange Rates
     Substantially all of APT’s historical revenues from transponder capacity utilization, premiums for satellite launch and in-orbit insurance coverage, debt service and capital expenditures have been denominated in US Dollars. The remaining revenues and expenses have been primarily denominated in Hong Kong Dollars, which are fully convertible into US Dollars, and the exchange rates for that currency against the US Dollar have been pegged since 1983. As the exchange rate between the Hong Kong Dollar and the US Dollar has been pegged, the Company does not engage in or plan to engage in hedging activities to offset risks of exchange rate fluctuations. There can be no assurance that the exchange rates will remain stabilized in the future. See “Exchange Rate Information.” On December 31, 2005, all of the Company’s material contracts and obligations were denominated in US Dollars.
     Inflation
     Inflation has not materially affected the Company’s operations during its operating history.
     Taxation
     The Company’s loss for the years ended December 31, 2003, 2004 and 2005, which are deemed to be Hong Kong-sourced are subject to Hong Kong profits tax, was levied at the rate of 17.5%, 17.5% and 17.5%, respectively. Offshore interest income and capital gains derived by the Company is not subject to Hong Kong profits tax.
     The overseas withholding tax is currently charged at the rate of 10% on transponder utilization income in 2003, 2004 and 2005, respectively.

     Subsidiaries of the Company in the PRC are currently subject to PRC income tax and charged at the rates of 15% and 33% in Shenzhen and Beijing, respectively, during each of 2003, 2004 and 2005.
     US GAAP Reconciliation
     The Company’s financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from US GAAP. The differences impacting the Company are presented in Note 28 to the Audited Consolidated Financial Statements of the Company.
Item 6. Directors, Senior Management and Employees
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
     The directors and executive officers of APT Holdings are set forth below.

			Date First
			Elected or
Name	Age	Position	Appointed
Executive Directors
Ni Yifeng	58	Director and President (appointed on July 16, 2005)	2005
Tong Xudong	42	Director and Vice President (appointed on March 29, 2004 and April 20, 2004 respectively)	2004
Chen Zhaobin	50	Director and President (Resigned on July 16, 2005)	2001

Non-executive Directors
Liu Ji Yuan	72	Chairman	1998
Zhang Hainan	61	Deputy Chairman	2004
Lim Toon	63	Director	1993
Wu Zhen Mu	60	Director	1998
Yin Yen-liang	55	Director	2003
Ho Siaw Hong	57	Director (appointed on March 27, 2006)	2006
Tseng Ta-mon	48	Alternate Director to Yin Yen-liang (appointed September 8, 2004)	2003
Kwok Kah Wai Victor	50	Alternate Director to Lim Toon and Lim Wee Seng (resigned on March 27, 2006)	2004
Lim Wee Seng	52	Director (resigned on August 16, 2005)	2004
Lan Kwai-chu	42	Director (appointed in August 2005 and resigned on March 27, 2006)	2005

			Date First
			Elected or
Name	Age	Position	Appointed
Independent Non-executive directors

Yuen Pak Yiu, Philip	70	Director	1996
Huan Guocang	56	Director	2002
Lui King Man	51	Director	2004

Executive Officers
Dong Gang	52	Vice President (appointed in July 2005)	2005
Lo Kin Hang, Brian	49	Vice President & Company Secretary	2002/1996
Chen Xun	35	Assistant President	2004
Yang Qing	42	Assistant President	2004
Cui Xinzheng	52	Vice President (resigned on July 31, 2005)	2001
     Executive Directors
     Mr. NI Yifeng, aged 58, was appointed as the Executive Director and President of the Company in July 2005. He is responsible for the overall management of the Company. He is also the Director of APT Satellite Company Limited, APT Satellite Investment Company Limited, Acme Star Investment Limited, APT Satellite Telewell Limited, APT Satellite Vision Limited, APT Satellite TV Development Limited, Skywork Corporation, APT Telecom Services Limited, Ying Fai Realty (China) Limited, APT Satellite Global Company Limited, APT Satellite Enterprise Limited and APT Satellite Link Limited, subsidiaries of the Company. He is also the Chairman of the board of directors of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Ni is also the Director of APT International. Mr. Ni graduated from the Research Institute of Chinese Academy of Social Science and obtained a MBA degree from the Chinese University of Hong Kong and accredited as Senior Accountant in China. He is currently Vice President of China Satellite Communications Corporation, which is the holding company of one of the shareholders of APT International, the substantial shareholder of the Company. He also is the Chairman of a listed company in Shanghai, China, namely Chinasatcom Guomai Communications Co. Ltd. He held the posts of Deputy Director of Planning Department, Deputy Director of Finance Department, and Deputy Director General of Directorate-General of Telecommunications of Ministry of Post and Telecommunications (presently known as Ministry of Information Industry). He was also President and Vice Chairman of Guoxin Paging Company Limited and Deputy General Manager of China Telecommunications Broadcast Satellite Corporation, which is one of the shareholders of APT International. Mr. Ni has over 30 years’ experience in post and telecommunication fields and abundant experience in corporate management.
     Mr. TONG Xudong, aged 42, was appointed as the Executive Director and Vice President of the Company in March and April 2004, respectively. Mr. Tong is also the member of the Nomination Committee and the Remuneration Committee of the Company. Mr. Tong is also the Director of APT Satellite Company Limited, APT Satellite Investment Company Limited, APT Satellite Vision Limited, APT Satellite TV Development Limited, APT Satellite Global Company Limited, APT Satellite Enterprise Limited, APT Satellite Link Limited, APT Communication Technology Development (Shenzhen) Company Limited, CTIA Vsat Network Limited and Beijing Asia Pacific East Communication Network Limited (“BAPECN Limited”), subsidiaries of the Company. He is also the chairman of BAPECN Limited. He is also the Director of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Tong graduated from Nanjing Aeronautic Institute in 1985 and obtained a master degree from Beijing Institute of Space Mechanics and Electricity, Chinese Academy of Space Technology in 1988. Immediately after his graduation, he served for the Beijing Institute of Space Mechanics and Electricity. In 1993, he further pursued his studies in Samara University of Aeronautics and Astronautics, Russia. From May 1995

to June 2000, he served as the Vice-Director of Beijing Institute of Space Mechanics and Electricity and was appointed as professor in 1998. From June 2000 to December 2003, he was the Director of the same Institute. In 2003, he was appointed as the Vice-President of Chinese Academy of Space Technology. Mr. Tong is a standing committee member of Chinese Society of Space Research and Chairman of the Committee of Recovery and Reentry, Chinese Society of Astronautics.
     Mr. CHEN Zhaobin, aged 50, was appointed as the Executive Director and President of the Company in February 2001. He was responsible for the overall management of the Company. He graduated with a Bachelor’s Degree in Engineering from the Beijing University of Posts and Telecommunications in 1982 and accredited as a Senior Engineer. He held the posts of Deputy General Manager of China Telecommunications Broadcast Satellite Corporation, one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company, Vice-Chairman and President of China Telecom (Hong Kong) Limited (presently known as China Mobile (Hong Kong) Limited) and China Telecom (Hong Kong) Group Limited, Director and Deputy President of Telpo Communications (Group) Limited, and the Deputy Director of the Office of Coordination Production of the Ministry of Posts and Telecommunications of the PRC (presently known as Ministry of Information Industry). Mr. Chen has many years’ of experience in post and telecommunication fields and in corporate management. Mr. Chen resigned as Executive Director and President of the Company on July 16, 2005.
     Non-Executive Directors
     Mr. LIU Ji Yuan, aged 72, was appointed as the Chairman of the Company in June 1998. Mr. Liu is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also the Director of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Liu graduated from Bowman Polytechnic University, Moscow, USSR (presently known as Russia) majoring in automatic and remote control, and obtained a Master’s degree in 1960. After graduation, he was appointed consecutively as a Deputy Director and Director of the Twelfth Research Institute of the Seventh Ministry of Machinery Industry, Vice President of the China Academy of Launch Vehicle Technology under the Ministry of Astronautics and accredited as a Senior Engineer from May 1983 to March 1984, the Vice Minister of the Ministry of Astronautics and accredited as a Research Fellow from April 1984 to March 1988, and the Vice Minister of the PRC Ministry of Aerospace Industry (later known as China Aerospace Corporation) from April 1988 to April 1993. In April 1993, Mr. Liu was appointed as the Administrator (Ministerial) of China National Space Administration (CNSA), as well as the President of China Aerospace Corporation. In 1988, Mr. Liu was granted the award of National Outstanding Young and Middle-aged Expert in the PRC. In the same year, he was appointed as a visiting professor of Harbin Institute of Technology, Beijing University of Aeronautics and Astronautics, and Beijing Information Control Institute. After 1993, Mr. Liu was also appointed as the President of the Chinese Society of Astronautics, Member of International Academy of Astronautics, President (third-term) of China Automatic Measurement and Control Association, and Honorary Chairman of China Aerospace Industrial and Entrepreneurial Management Association.
     Mr. ZHANG Hainan, aged 61, was appointed as the Non-Executive Director and Deputy Chairman of the Company in March 2004. Mr. Zhang is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also the Director of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Zhang graduated from the Northwestern Polytechnical University in 1968 and was accredited as a senior engineer. Since 1984, he has been deputy director of Factory Number 782 and 762, the Ministry of Electronics Industry of China; deputy head and head of the Bureau of Electronics Industry, Shanxi Province; deputy head and head of Shanxi Economic and Trade Commission; and assistant to the governor of the Shanxi Province government, among others. In 2001, he was transferred to China Satellite Communications Corporation, the holding company of one of the shareholders of APT Satellite International Company Limited, as deputy general manager and general manager. Mr. Zhang has many years’ experience in government and corporate management.
     Mr. LIM Toon, aged 63, has been a Director of APT Satellite Company Limited since February 1993 and was appointed as the Non-Executive Director of the Company in October 1996. Mr. Lim is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also the Director of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Lim is also the Director of APT Satellite International Company Limited. In 1966, Mr. Lim graduated from the University of Canterbury in New Zealand, with a first class honours degree in Engineering. In 1975, Mr. Lim obtained a Postgraduate Diploma in Business Administration from the University of Singapore. He attended the Advanced Management Programme at Harvard Business School in 1992. He has been the Chief Operating Officer of SingTel, the holding company of one of the shareholders of APT Satellite International Company Limited, since April 1999 and has worked for Singapore Telecom since 1970, serving in various appointments of engineering, radio services, traffic operations, personnel & training and information systems departments. He was appointed Executive Vice President of Network Services in April 1989 and Executive Vice President of International Services in April 1994. He was awarded the Efficiency Medal in 1978 and the Public Administration Medal (Gold) in 1991 by the Singapore government. He is presently a Director of a number of overseas companies. Mr. Lim has retired from SingTel on February 26, 2006.
     Mr. WU Zhen Mu, aged 60, was appointed as the Non-Executive Director of the Company in June 1998. Mr. Wu is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. Mr. Wu is also the Director of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Wu graduated in Manufacturing Engineering of the Beijing Institute of Aeronautics in 1969 and obtained a Master’s degree in Electro-Mechanical Automation in the same institute in 1981. He was a lecturer in Zhengzhou Institute of Aeronautics from 1970 and 1979 and had been a lecturer, associate Professor and Professor in Beijing University of Aeronautics and Aerospace from 1982 to 1993. Since then, he has been appointed as a Professor of the Commission of Science and Technology of China Aerospace Corporation.
     Dr. YIN Yen-liang, aged 55, was appointed as the Non-Executive Director of the Company in January 2003. Dr. Yin is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. Dr. Yin is also the Director of APT Satellite International Company Limited, the substantial shareholder of the Company. Dr. Yin graduated with an MBA Degree from National Taiwan University in 1983 and received the PhD Degree in Business Administration from National Chengchi University in 1987. He has been President of the Ruentex Group, the holding company of one of the shareholders of APT Satellite International Company Limited, since 1994 and concurrently holding the position of Executive Director of SinoPac Holdings Co., Ltd., Executive Director of Bank SinoPac, Director of Acer Incorporate, Chairman of Aetna SinoPac Credit Card Company Limited.
     Mr. HO Siaw Hong, aged 57, was appointed as the Non-Executive Director of the Company on March 27, 2006. He had been an Alternate Director to Mr. Wong Hung Khim and Mr. Lim Toon, the non-executive director of the Company, from October 1996 to July 1999. Mr. Ho is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also the Director of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly owned subsidiary of the Company and a shareholder of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Ho is also the Director of APT International. Mr. Ho joined Singapore Telecommunications Limited (“SingTel”), the holding company of one of the shareholders of APT International, the substantial shareholder of the Company, in August 1972 after graduating from the then University of Singapore, now known as the National University of Singapore, with a Bachelor of Engineering (Electrical) degree. He has held managerial positions in areas including planning and operations of transmission network, radio network, mobile network, telephone exchange equipment, switch software management, etc. Mr. Ho is currently the Vice President for Fixed Networks Engineering of SingTel and SingTel Optus Pty Limited (“Optus”) responsible for the engineering and planning of the fixed core networks for both SingTel and Optus. Before this appointment, he was seconded to SingTel’s Joint Venture company in Indonesia, PT Bukaka SingTel International (“BSI”) as its President Director from February 1999 to January 2001. He continued to oversee the operations of BSI upon his return from Indonesia while concurrently holding the post of Vice President for Network Support in the Networks directorate. He was also Assistant Vice President for Satellite Services of SingTel between 1997 and 1999. Mr. Ho is also a board member of the BSI’s Board of Commissioner.
     Mr. TSENG Ta-mon, aged 48, was appointed as an Alternate Director to Dr. Yin Yen-liang, the Non-Executive Director of the Company, on September 8, 2004. He had been the Non-Executive Director of the Company from July 2003 to September 2004. Mr. Tseng is also the Alternate Director to Dr. Yin Yen-liang, the director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. Mr. Tseng is also the Alternate Director to Dr. Yin Yen-liang, the director of APT Satellite International Company Limited, a substantial shareholder of the Company. Mr. Tseng graduated with an LL.B. Degree from National Chengchi University in 1980 and subsequently received the LL.M. Degree from University College London in 1982 and the LL.B. Degree from B.A. at University of Cambridge in 1984 respectively. He also graduated from the Inns of Court School of Law of Middle Temple in 1985 and became Barrister-at-Law in the same year. He was the Specialist of the Board of International Trade from 1985 to 1987. He was also the Partner of Dong & Lee from 1987 to 1992. He has been the Counsel of the Ruentex Group, the holding company of one of the shareholders of APT Satellite International Company Limited, since 1992.
     Mr. LIM Wee Seng, aged 52, was appointed as the Non-Executive Director of the Company on 20 December 2004. Mr. Lim had been an Alternate Director to Mr. Lim Toon and Mr. Tay Chek Khoon, the non-executive directors of the Company, from September to December in 2004. He also had been an Alternate Director to Mr. Lim Shyong, the non-executive director of the Company, from September 2003 to September 2004. Mr. Lim graduated from the University of Singapore with a First Class Honours Degree in Bachelor of Engineering (Electrical and Electronics) in 1979 and subsequently obtained a Master of Science (Electrical Engineering) Degree in 1985. He has been with Singapore Telecommunications Limited (“SingTel”), the holding company of one of the shareholders of APT Satellite International Company Limited, since 1979 and has held management positions in various areas including engineering, radio services, network, carrier wholesale business and strategic investment. From 1998 to 2000, he was the Managing Director of SingTel’s subsidiary company in UK, responsible for the setting up and running of SingTel’s voice and data business in Europe. He was also a member of the Singapore ST-1 satellite planning team in 1991 to 1993. Mr. Lim is currently Director of Strategic Investment in SingTel and is responsible for mergers, acquisitions and monitoring of SingTel’s joint venture companies. Mr. Lim resigned as the Non-Executive Director of the Company on August 16, 2005.
     Ms. LAN Kwai-chu, aged 42, was appointed as the Non-Executive Director of the Company in August 2005. Ms. Lan is currently the head of the Mergers & Acquisition Unit of Singapore Telecommunications Limited (“SingTel”), the holding company of one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company. Ms. Lan’s experience includes corporate planning and strategy, and management of SingTel’s sales and representative offices around the world. Ms. Lan holds a Bachelor of Economics and a Master in Business Administration. Ms. Lan is also a Chartered Accountant. Ms. Lan resigned as the Non-Executive Director of the Company on March 27, 2006.
     Mr. KWOK Kah Wai Victor, aged 50, was appointed as an Alternate Director to Mr. Lim Toon and Ms. Lan Kwai-chu, Non-Executive Directors of the Company, in December 2004 and August 2005, respectively. Mr. Kwok had been the Alternate Director to Mr. Lim Wee Seng, Non-Executive Director of the Company, from December 2004 to August 2005. He had also been the Vice President of the Company from March 2001 to June 2004 responsible for Marketing and Sales division of the Company. Prior to joining the Company, Mr. Kwok was the Managing Director of Global Services Development in Singapore Telecommunications Limited (“SingTel”), the holding company of one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Kwok has been with SingTel for the last twenty years and has held management positions in Corporate Product Marketing and Corporate Account Management. Mr. Kwok is currently the Director of Partnership and Strategic Planning of Corporate Business Marketing of SingTel. Mr. Kwok graduated from National University of Singapore with an Honors Degree in Electrical Engineering and an MBA degree in 1981 and 1987, respectively. Mr. Kwok also attended the Harvard Business School’s International Senior Management Program in May, 1993. Mr. Kwok resigned as the Alternate Director to Mr. Lim Toon and Ms. Lan Kwai-chu, the Non-Executive Directors of the Company, on March 27, 2006.
     Independent Non-Executive Directors
     Mr. YUEN Pak Yiu, Philip, aged 70, was appointed as an Independent Non-executive Director of the Company in October 1996. Mr. Yuen is the Chairman of the Audit Committee and the Nomination Committee of the Company and also is the member of the Remuneration Committee of the Company. He graduated from Law School in England in 1961 and commenced the practice of law in Hong Kong in 1962. In 1965, he established his solicitors’ firm, Yung, Yu, Yuen & Co., and now is the principal partner in the firm. Mr. Yuen has over 30 years’ experience in the legal field and has been a Director of a number of listed companies including Henderson Investment Limited, Henderson China Holdings Limited and Melbourne Enterprises Limited. He is a member of the China Appointed Attesting Officers Association in Hong Kong, a Member of the National Committee of Chinese Peoples’ Political Consultative Conference and an Arbitrator at the China International Economic & Trade Arbitration Commission.
     Dr. HUAN Guocang, aged 56, was appointed as an Independent Non-executive Director of the Company in August 2002. Dr. Huan is the member of the Audit Committee, the Nomination Committee and the Remuneration Committee of the Company. He is the Managing Partner of Primus Pacific Partners Limited (“Primus”). Before joining Primus, he was the Head of Investment Banking, Asia Pacific of The Hongkong and Shanghai Banking Corporation Limited and was the Managing Director and Co-Head of Investment Banking, Asia Pacific of Salomon Smith Barney. Dr. Huan has been joining investment banking sector since 1987 and has held senior positions at the Brookings Institution, the Atlantic Council of the U.S., J.P. Morgan & Co., BZW Asia Limited, and Columbia University. Dr. Huan holds a Ph.D. degree from Princeton University, Master of Arts from Columbia University and Master of Arts from the University of Denver.
     Dr. LUI King Man, aged 51, was appointed as an Independent Non-Executive Director of the Company in August 2004. Dr. Lui is the Chairman of the Remuneration Committee of the Company and also is the member of the Audit Committee and the Nomination Committee of the Company. Dr. Lui has been a practising Certified Public Accountant in Hong Kong since 1989, and established his accounting firm K.M. LUI & CO in the same year. Before commencing his own practising, Dr. Lui had worked with an international accounting firm and a listed commercial bank. Dr. Lui received the accountancy education in United Kingdom in 1980 and attained professional accountant qualification in 1985. He is a Fellow of The Chartered Association Of Certified Accountants and Associate member of The Hong Kong Society Of Accountants. Dr. Lui obtained an MBA Degree from Heriot-Watt University in 1997 and received a Doctoral Degree in Business Administration from The University of Hull in 2004. Dr. Lui has over 23 years experience in accounting, finance, business acquisition and auditing fields. He has been a consultant of a number of commercial and non-commercial organizations.
     Senior Management
     Mr. Dong Gang, aged 52, has been the Vice President of the Company since July 2005. He is also the Director of Acme Star Investment Limited, APT Satellite Telewell Limited, Skywork Corporation, Haslett Investments Limited, APT Telecom Services Limited and APT Communication Technology Development (Shenzhen) Company Limited (“APT Shenzhen”), subsidiaries of the Company. He is also the chairman and the general manager of APT Shenzhen. He is also the Director of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Dong graduated with a Bachelor’s degree in Beijing Post and Telecommunications Institute (presently known as Beijing University of Post and Telecommunications). He is accredited as Senior Engineer. He held the posts as Deputy Director of Microwave Station, Deputy Director of Technical Department, Vice Chief Engineer, and Chief Engineer of Beijing Wireless communication Bureau. He has been appointed as Vice President of China Space Mobile Satellite Telecommunications Company Limited since May 1995. He has plentiful experience in telecommunication operation and management.
     Dr. LO Kin Hang, Brian, aged 49, has been the Vice President of the Group since April 2002 and Company Secretary (since October 1996) of the Company. Dr. Lo joined the Company in September 1996 and had been the Assistant to the President from December 1997 to April 2002. Dr. Lo is also the Director of Acme Star Investment Limited, APT Satellite Telewell Limited and Ying Fai Realty (China) Limited, subsidiaries of the Company. He is also the Chief Executive Officer of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company. He graduated with an Associateship in Production and Industrial Engineering and an M.Sc. Degree in Information Technology from Hong Kong Polytechnic University, and a MBA Degree from the University of Wales, UK and a Doctorate Degree in Business Administration in University of Hull, UK. He has attained several professional qualifications including Chartered Engineer, Member of the Institute of Electrical Engineers and is a Fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom and a Fellow of the Hong Kong Institute of Company Secretaries. Prior to joining the Group, he was a Director and senior management executive responsible for financial and investment management and the company secretary of a publicly listed company in Hong Kong. Dr. Lo has about 18 years of experience in corporate and project management.
     Mr. CHEN Xun, aged 35, has been the Assistant President of the Company since July 2004. He joined the Company in 2000 and had worked as the Director of Engineering and Technical Operations Department and the Deputy Chief Engineer of the Group. Mr. Chen graduated from the Department of Computer and Telecommunications of Chongqing Institute of Post & Telecommunications. He had been working for China Telecommunications Broadcast Satellite Corporation, one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company, from 1992 to 1999 before joining the Group.
     Mr. YANG Qing, aged 42, has been the Assistant President of the Company since July 2004. He joined the Company in 2000. He had worked as the Deputy Director of the Engineering and Technical Operations Department of the Group. Mr. Yang graduated from the Department of Flight Vehicle Engineering of Beijing Institute of Technology in June 1985. During the period from July 1985 to December 1999, he had been working for CALT (China Academy of Launch Vehicle Technology) and was designated as Senior Engineer and the Deputy Director of systems designer of LM-2C launch vehicle by CALT before joining the Group.
     Mr. CUI Xinzheng, aged 52, was appointed as the Executive Director and Vice President of the Company in February 2001. He had served as the Director of General Office, Deputy Director of China Telecommunications Broadcast Satellite Corporation, one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company; the Deputy Director of Research Division of Beijing Micro-Electronics Technology Institute. He graduated from Graduate School of Chinese of Social Sciences Academy. He has 30-year experience in economics management and has much experience of the operation of satellite telecommunication. Mr. Cui resigned as the Executive Director and Vice President of the Company on 8 September 2004 and 31 July 2005, respectively.
Compensation
     In the annual general meeting of the Company held on May 22, 2001, a resolution was adopted, terminating the Share Option Scheme which was originally adopted on December 3, 1996 (“Scheme 1996”). No options have been granted under Scheme 1996. At the same annual general meeting, the Company approved and adopted a new share option scheme (“Scheme 2001”). In compliance with the new requirements of the Listing Rules in September 2001, the Company adopted another new share option scheme (“Scheme 2002”) at its 2002 annual general shareholders meeting, and the Company will only grant new options under Scheme 2002. Since then, no further options have been granted under Scheme 2001, however, all the options that have been granted under Scheme 2001 shall remain valid until their expiry.
     Under Scheme 2001, on June 19, 2001, the Company granted a total of 14,650,000 share options, exercisable within the period from May 22, 2003 to May 21, 2011 and all at an exercise price of HK$2.765. The grantees paid a nominal consideration of HK$1 each. No options have been granted under Scheme 2002 since its adoption. Since the adoption of Scheme 2002, no options have been granted under Scheme 2001, nor does the Company plan to grant any more options under such plan. As at December 31, 2005, the total number of outstanding options under the existing share option schemes (including Scheme 2001 and Scheme 2002) that have been granted and not yet exercised equals 4,230,000, which represents 1.03% of the issued share capital of the Company. Furthermore, under Scheme 2002, save for a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates according to the Listing Rules, the total number of ordinary shares (the “Shares”) to be issued upon exercise of the options granted to each eligible person (including both exercised and outstanding options) in any 12-month period may not exceed 1% of the Shares in issue. The exercise price (subscription price) must be determined by the Board of directors at the time of the making of the option grant, but in any case the exercise price cannot be lower than the highest of (i) the closing price of the Shares as stated in The Stock Exchange of Hong Kong Limited’s (“Stock Exchange”) daily quotations sheet on the date of the grant, which must be a trading day; (ii) the average closing price of the Shares as stated in the Stock Exchange’s daily quotations sheets for the five trading days immediately preceding the date of the offer of grant; and (iii) the nominal value of a Share. Whereas under Scheme 2001, the maximum entitlement of each eligible person was that the Shares issued or issuable under all options granted to such eligible person (including both exercised and outstanding options) upon such grant being made may not exceed 25% of the Shares of the Company for the time being issued and issuable under Scheme 2001. In addition, the subscription price was determined by the Board of Directors on a case-by-case basis and will not be less than the nominal value of the Shares nor at a discount of more than 20% below the average closing price of the Shares on the Stock Exchange as stated in the Stock Exchange’s daily quotation sheets on the five dealing days immediately preceding the date on which the invitation to apply for an option under Scheme 2001.
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
     The particulars of the outstanding share options granted under Scheme 2001 are as follows:

	Options granted
	on June 19, 2001			Options remain
	and remain			outstanding as at
Name of director and	outstanding as at	Options cancelled	Options exercised	December 31,
chief executive	January 1, 2005	during the year	during the year	2005
Chen Zhaobin (Executive Director and President) *	2,200,000	2,200,000	—	—
Cui Xinzheng (Vice President)**	1,200,000	1,200,000	—	—
Lo Kin Hang, Brian (Vice President and Company Secretary	800,000	—	—	800,000

*	resigned on July 16, 2005,

**	resigned on July 31, 2005
     None of the Company’s directors and officers or affiliates of such persons is or has been indebted to the Company or any of its subsidiaries at any time since the beginning of the last completed fiscal year.
     Director’ remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

		Salaries,
		allowances	Retirement
	Directors’	and benefits	scheme	2005
	fees	in kind	contributions	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Executive directors
Ni Yifeng	23	1,427	76	1,526
Tong Xudong	50	2,316	142	2,508
Chen Zhaobin	27	2,595	49	2,671

Non-executive directors
Liu Ji Yuan	50	—	—	50
Zhang Hainan	50	—	—	50
Lim Toon	50	—	—	50
Lan Kwai-chu	19	—	—	19
Yin Yen-liang	50	—	—	50
Wu Zhen Mu	50	—	—	50
Lim Wee Seng (note b)	31	—	—	31
Tseng Ta-mon (note c)	—	—	—	—
Kwok Kah Wai Victor (note a)	—	—	—	—

Independent non-executive directors
Yuen Pak Yiu, Philip	100	—	—	100
Huan Guocang	100	—	—	100
Lui King Man	100	—	—	100

	700	6,338	267	7,305

		Salaries,
		allowances	Retirement
	Directors’	and benefits	scheme	2004
	Fees	in kind	contributions	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Executive directors
Chen Zhaobin	50	2,909	93	3,052
Tong Xudong	38	1,629	51	1,718
He Dongfeng	12	633	20	665
Cui Xinzheng	35	1,618	51	1,704

Non-executive directors
Liu Ji Yuan	50	—	—	50
Zhang Hainan	38	—	—	38
Zhou Ze He	12	—	—	12
Lim Toon	50	—	—	50
Yin Yen-liang	50	—	—	50

		Salaries,
		allowances	Retirement
	Directors’	and benefits	scheme	2004
	Fees	in kind	contributions	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Wu Zhen Mu	50	—	—	50
Wu Hongju	—	—	—	—
Wu Jinfeng	34	—	—	34
Wong Hung Khim	34	—	—	34
Lim Shyong	34	—	—	34
Tseng Ta-mon (note c)	34	—	—	34
Lim Wee Seng (note b)	2	—	—	2
Tay Chek Khoon	48	—	—	48
Chen Chi-chuan (note a)	—	—	—	—
Kwok Kah Wai Victor (note a)	—	—	—	—

Independent non-executive directors
Yuen Pak Yiu, Philip	100	—	—	100
Huan Guocang	—	—	—	—
Lui King Man	37	—	—	37

	708	6,789	215	7,712

Mr. Wu Hongju, a non-executive director, and Dr. Huan Guocang, an independent non-executive director, have waived their directors’ fees for the year 2004. Save as afore-mentioned, none of the directors have waived the rights to receive their remuneration.

Notes:
Alternate directors are not entitled to receive any directors’ fees:
(a)	Mr. Chen Chi-chuan and Mr. Kwok Kah Wai Victor were alternate directors.

(b)	Mr. Lim Wee Seng was re-designated from alternate director to non-executive director on December 20, 2004.

(c)	Mr. Tseng Ta-mon was re-designated from non-executive director to alternate director on September 8, 2004.
Key management personnel remuneration
     Remuneration for key management personnel is as follows:

	2004	2005
	HK$ million	HK$ million
Short-term employee benefits	11.3	13.3
Other long-term benefits	0.5	0.7
Termination benefits	1.7	—

	13.5	14.0

     The provision for employee benefits was accrued at December 31, 2004 and 2005 are HK$4.5 million (US$577 thousand) and HK$6.3 million (US$808 thousand) respectively.
Board Practices
     Mr. Ni Yifeng and Mr. Tong Xudong have entered into service contracts with the Company for an initial term of three years, commencing July 16, 2005 and April 20, 2004, respectively, and continuing thereafter until terminated by either party giving to the other not less than six months’ notice.
     Except as disclosed above, no Director has a service contract with the Company or its subsidiaries, which is not determinable by APT Group within one year without payment of compensation (other than statutory compensation).
     The term of office of all directors except the Chairman of the Board, Mr. Liu Ji Yuan, and the President, Mr. Ni Yifeng, is the period up to their retirement in accordance with Article 86(2) and 87 of the Company’s Bye-laws.
     The Audit Committee was formed by the Company on July 31, 1999. The Audit Committee currently consists of three non-executive directors, Mr. Yuen Pak Yiu, Philip (the Chairman of the Audit Committee), Mr. Huan Guocang and Dr. Lui King Man. The Board of Directors has determined that each of the members of the Audit Committee is currently independent under the rules of the New York Stock Exchange.
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
—	to be primarily responsible for making recommendation to the Board of Directors on the appointment, reappointment and removal of the external auditor, and to approve the remuneration and terms of engagement of the external auditor;

—	to monitor integrity of and review significant financial reporting judgments of the half-year and annual financial statements;

—	to discuss problems and reservations arising from the interim and final audits;

—	to consider the major findings and internal investigations and management’s response;

—	to review the Company’s statement on financial controls, internal control system and risk management systems (where one is included in the annual report) prior to endorsement by the Board of Directors;

—	to review and monitor the external auditors’ independence and objectivity and effectiveness of the audit process in accordance with applicable standard, as well as the nature and scope of other professional services provided to the Company by the external auditor;

—	to review APT Group’s financial and accounting policies and practices;

—	to review periodically Company policy statements to determine their adherence to the Company’s codes of conduct;

—	to investigate any matter brought to its attention within the scope of its duties, and to retain outside legal counsel or other professional advice for this purpose if, in its judgment, that is appropriate; and

—	to consider other topics, as determined by the Board of Directors.
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
     The Nomination Committee, under its Charter (also known as terms of reference) as incorporated herein by reference and pursuant to the domestic corporate governance requirements, is required to be composed of a majority of members who should be independent non-executive directors and are independent of the management of the Company and are free of any relationship that, in the opinion of the Company’s Board of Directors, would interfere with their exercise of independent judgment as Committee members. The Nomination Committee is authorized by the Board of Directors to provide recommendations in respect of the composition of the Board of Directors, the appointments of Directors and the independence of independent non-executive directors. It shall also be entitled to access external professional advice whenever necessary. The Nomination Committee meets at least once a year and its responsibilities are summarized as below:
—	to review the structure, size and composition of the Board of Directors;

—	to identify individuals suitably qualified to become directors;

—	to assess the independence of Independent Non-executive directors;

—	to make recommendations to the Board of Directors on matters relating to the appointment or re-appointments of directors and succession planning for directors in particular the Chairman and the President;

—	to establish the nomination procedures; and

—	to submit a work report to the Board of Directors yearly.
     The Remuneration Committee, under its Charter (also known as terms of reference) as incorporated herein by reference and pursuant to the domestic corporate governance requirements, the Remuneration Committee is required to be composed of a majority of members who should be independent non-executive directors and are independent of the management of the Company and are free of any relationship that, in the opinion of the Company’s Board of Directors, would interfere with their exercise of independent judgment as Committee members. The Remuneration Committee is authorized by the Board of Directors for providing recommendations in respect of the remuneration of directors and senior management staff and related policies. It shall also be entitled to access external professional advice whenever necessary. The Remuneration Committee meets at least once a year and its responsibilities are summarized as below:
—	to make recommendations to the Board on policy and structure for all remuneration of directors and senior management and on the establishment of a formal procedure for developing remuneration policy;

—	to determine the specific remuneration packages of all directors and senior management, including benefits in kind, pension rights and compensation payments;

—	to review and approve the performance-based remuneration by reference to corporate goals and objectives resolved by the Board of Directors;

—	to review and approve the compensation payable to directors and senior management;

—	to review and approve compensation arrangements relating to dismissal or removal of directors;

—	to ensure that no director or any of his/her associates is involved in deciding his own remuneration;

—	to formulate and review regularly the policy for the remuneration of directors, assessing directors’ performance and approving the terms of directors’ service contracts; and

—	to submit a work report to the Board of Directors yearly.
Employees
     Including the executive directors and senior management of the Company, as of December 31, 2005, the Company had 161 full-time employees, of which 26 employees were in management, 135 were in engineering and operations, marketing, accounting and administration. The management of the Company will continue to closely monitor the number of employees ensuring that it is compatible and in line with the development and needs in the corporate strategies of the APT Group. The Company believes that its relations with its employees are good. A majority of APT’s technical and engineering staff employed at the satellite control center in Tai Po were originally seconded from affiliates of ChinaSat and China Aerospace.
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
Share Option Schemes
     On May 22, 2002, the Company adopted Scheme 2002 and, from the date of such adoption, no further options are to be granted under Scheme 2001. Under Scheme 2001, on June 19, 2001, a total of 14,650,000 share options granted by the Company to the eligible employees, which are exercisable during the vesting period from May 22, 2003 to May 21, 2011. During 2005, no options were granted under Scheme 2002.
Share Ownership
     As at December 31, 2005, Dr. Lo Kin Hang, Brian, Vice President and Company Secretary of the Company had personal interests in 5,000 ordinary shares of the Company.
     As at December 31, 2005, the options granted under Scheme 2001 to directors and chief executive were as follows:
          Lo Kin Hang, Brian                (Vice President & Company Secretary)                800,000
     All of the options indicated above, exercisable within the period from May 22, 2003 to May 21, 2011, were granted for a nominal consideration of HK$1 per grantee with an exercise price of HK$2.765 per share for the ordinary shares of the Company. The options granted to Chen Zhaobin and Cui Xinzheng were cancelled on July 16, 2005 upon their resignations as Executive Director & President and Vice President, respectively.

     On June 19, 2001, under Scheme 2001, the Company granted a total of 14,650,000 options to its employees in order to provide incentives to employees for their contribution to APT Group. The terms such as the exercise price and the expiration date of options are the same as the terms of the options granted to directors and senior management indicated above.
Service Agreements
     Mr. Ni Yifeng and Mr. Tong Xudong entered into service contracts with the Company for an initial term of three years, commencing July 16, 2005 and April 20, 2004, respectively, and continuing thereafter until terminated by either party giving to the other not less than six months’ notice.
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
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
     Certain principal shareholders of the Company (“Principal Shareholders”) have provided substantial financial support since APT was founded, funding the design, construction and launch of APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V and APSTAR VI through equity contributions, shareholders’ loans and shareholder guarantees of the Bank loan used to finance or refinance the costs of satellite design, construction and launch. The Principal Shareholders have also provided significant human resources, technical and marketing support. When the Company was listed in December 1996, the Principal Shareholders of the Company were: CLTC, ChinaSat, China Aerospace, CASIL Satellite (formerly known as Chia Tai International Company Limited), China Travel (Macau), SingaSat, and Kwang Hua. Each Principal Shareholder held one-seventh of the total issued shares of APT International pursuant to the corporate restructuring undertaken in connection with the Company’s initial public offering in December 1996. The entire issued share capital of APT International comprises 700 shares at US$1.00 each. China Travel (Macau) and CLTC disposed their entire interest in APT International to ChinaSat on November 30, 1999, and SingaSat on May 30, 2000. The remaining Principal Shareholders that continue to hold Ordinary Shares are tabulated in footnote 2 to the following table.

     The following table describes the ownership of our Ordinary Shares as of March 31, 2006 by (i) each person or company known by us to own more than 5% of our Ordinary Shares, and (ii) all of our directors and officers as a group.

	Number of	Percent of
Identity of Person or Groups	Shares	Class (1)
China Telecommunications Broadcast Satellite Corporation (2) (3)	67,200,000	16.26%
China Aerospace Science & Technology Corporation (2) (4)	36,600,000	8.86%
CASIL Satellite Holdings Limited (2) (5)	45,000,000	10.89%
SingaSat PTE Ltd. (2) (6)	84,000,000	20.33%
Kwang Hua Development and Investment Limited (2) (7)	30,600,000	7.40%
Sinolike Investments Limited (5)	16,800,000	4.07%
APT Satellite International Company Limited (2)	214,200,000	51.83%
All Directors and Officers as a Group (17 persons)	5,000	*

*	Less than 1%

(1)	As of March 31, 2006, the total number of issued Ordinary Shares is 413,265,000.

(2)	The Principal Shareholders collectively hold in aggregate underlying ownership interests of 51.83% indirectly through APT Satellite International Company Limited (“APT International”), which holds 214,200,000 Ordinary Shares. The interest of each Principal Shareholder in APT International as of December 31, 2004 is:

ChinaSat	200 shares	28.57%
China Aerospace Science & Technology Corporation	100 shares	14.28%
CASIL Satellite Holdings Ltd.	100 shares	14.28%
SingaSat Pte. Ltd.	200 shares	28.57%
Kwang Hua Development and Investment Ltd.	100 shares	14.28%
(3)	China Telecommunications Broadcast Satellite Corporation (“ChinaSat”) is a PRC state-owned enterprise under the supervision of the MII. ChinaSat is the satellite operation arm of the MII. ChinaSat directly owns 6,000,000 Shares and indirectly owns, through its shareholdings in APT International, 61,200,000 Shares.

(4)	China Aerospace Science & Technology Corporation (“China Aerospace”), formerly China Aerospace Corporation or the PRC Ministry of Aerospace Industry, is a PRC state-owned enterprise. China Aerospace is engaged in the research, design, testing and manufacturing of launch vehicles and satellites. China Aerospace also supervises and controls China Great Wall Industry Corporation, which is responsible for the sale to foreign customers of commercial launch services effected by Long March launch vehicles. China Aerospace directly owns 6,000,000 Shares and indirectly owns, through its shareholdings in APT International, 30,600,000 Shares.

(5)	Chia Tai International Telecommunication Company Limited (“Chia Tai”) was wholly-owned by Telecom Holding Company Limited (“Telecom Holding”), which managed the investment in the Company of Telecom Asia Corporation Public Company Limited (“TelecomAsia”), a publicly listed company in Thailand. Telecom Holding disposed of its Chai Tai holdings in the Company to Sinolike Investment Limited (“Sinolike”) through a share transaction agreement on October 16, 1997. Chia Tai was renamed as CASIL Satellite Holdings Limited (“CASIL Satellite”) on May 6, 1998. Sinolike is a wholly owned subsidiary of China Aerospace International Holdings Limited (“CASIL”), which is a conglomerate listed in Hong Kong and is a 41.86% owned subsidiary of China Aerospace. CASIL Satellite directly owns 14,400,000 Shares and indirectly owns, through its shareholdings in APT International, 30,600,000 Shares. Sinolike also directly owns 16,800,000 Shares.

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

     Related party transactions carried out during the years ended December 31, 2003, 2004 and 2005 with shareholders and affiliates (HK$ in thousands):

		Years ended December 31,
	Note	2003	2004	2005
		HK$	HK$	HK$
Income from provision of satellite transponder capacity to certain shareholders and its subsidiary of the Company	(i )	35,921	38,259	36,339

Income from provision of satellite transponder capacity, provision of satellite-based telecommunications services and service income to a holding company and its subsidiaries of a shareholder of the Company	(i )	19,741	24,163	31,335

Income from provision of satellite transponder capacity to a jointly controlled entity	(i )	6,160	—	—

Management fee income from a jointly controlled entity	(ii)	1,121	480	480

Management fee income from an associate	(iii)	65	—	—

Facilities management services income from a jointly controlled entity	(iv)	3,386	—	—

Technical support services expenses to a shareholder of the Company	(v )	75	—	—

Management fee expenses to a holding company of a shareholder of the Company	(vi)	2,280	1,135	—

Payments of service fee in connection with the satellite project to a fellow subsidiary of a shareholder of the Company	(vii)	87,604	151,895	138,727

Compensation income from a jointly controlled entity in connection with the early termination of services and facilities lease	(viii)	13,500	—	—

Purchase of certain fixed assets from a jointly controlled entity	(ix)	6,800	—	—

Notes :

(i)	The terms and conditions of these transponder capacity utilization agreements are similar to those contracted with other customers of APT Group.

(ii)	Management fee income arose from a reimbursement of cost of service provided to a jointly controlled entity under the agreement.

(iii)	Management fee income from an associate arose from the reimbursement of expenses paid on behalf of an associate.

(iv)	The Directors consider that the facilities management service income is charged according to the terms and conditions similar to those offered to other customers.

(v)	The Directors consider that the technical support services expenses were charged according to prices and conditions similar to those offered to other customers by the service provider.

(vi)	Management fee expenses arose from a reimbursement of cost of services provided from the holding company of a shareholder of the Company.

(vii)	The Directors consider that the service fee is charged according to prices and conditions similar to those offered to other customers by the launch service provider.

(viii)	As a result of the reorganization of a jointly controlled entity, the jointly controlled entity early terminated the services and facilities lease agreement and APT Group received a compensation for the early termination of the agreement. The Directors consider that the compensation is charged according to prices and conditions similar to those offered to other customers by the termination.

(ix)	As a result of the reorganization of a jointly controlled entity, certain fixed assets were purchased from the jointly controlled entity. The Directors consider that the purchase consideration was arrived at after arm’s length negotiation with reference to the valuation conducted by an independent valuation company.
     At December 31, 2004 and 2005, the APT Group had the following amounts included in the consolidated balance sheet in respect of amounts owing by and to related parties (HK$ in thousands):

							Deposits,				Rentals received in
			Interest in jointly				prepayments and		Payables and		advance and
	Prepayment		controlled entities		Trade receivables		other receivables		accrued charges		deferred income
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Jointly controlled entities	—	—	70,614	72,576	—	—	—	—	—	—	—	—

Certain shareholders and its subsidiary of the Company	—	—	—	—	18,237	22,992	—	—	24	528	—	—

Holding company and its subsidiaries of a shareholder of the Company	—	—	—	—	2,226	390	—	—	6	325	255,105	236,425

A fellow subsidiary of a shareholder of the Company	38,454	—	—	—	—	—	—	—	—	—	—	—

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

		High (HK$)	Low (HK$)
2001		4.60	2.20
2002		3.60	1.39
2003		3.93	1.02
2004

	—Quarter ended March 31	2.83	2.00
	—Quarter ended June 30	2.30	1.65
	—Quarter ended September 30	1.80	1.39
	—Quarter ended December 31	1.52	1.30

2005

	—Quarter ended March 31	1.50	1.20
	—Quarter ended June 30	1.60	1.28
	—Quarter ended September 30	1.39	1.22
	—Quarter ended December 31	1.49	1.10
	—December	1.49	1.36

2006

	—January	1.80	1.39
	—February	1.69	1.60
	—March	1.80	1.69
	—April	1.73	1.52
	—May	1.72	1.55
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

		High (US$)	Low (US$)
2001		4.35	2.15
2002		3.60	1.15
2003		4.60	1.10
2004

	—Quarter ended March 31	3.50	1.93
	—Quarter ended June 30	2.15	1.59
	—Quarter ended September 30	1.99	1.32
	—Quarter ended December 31	1.68	1.32
2005

	—Quarter ended March 31	1.61	1.25
	—Quarter ended June 30	1.42	1.25
	—Quarter ended September 30	1.29	1.18
	—Quarter ended December 31	1.46	1.14
	—December	1.46	1.29
2006

	—January	1.90	1.32
	—February	1.93	1.60
	—March	1.90	1.73
	—April	1.76	1.56
	—May	1.69	1.51

Item 10. Additional Information
     Memorandum of Association and Bylaws
     In compliance with the newly amended listing rules of the Stock Exchange which came into force on March 30, 2004, certain provisions of the Bye-laws of the Company were amended at the annual general meeting of the Company held on May 20, 2004.
     Incorporation and Registration Number
     The Company was incorporated in Bermuda on October 17, 1996 in accordance with the Companies Act 1981 of Bermuda (the “Companies Act”). The Company is registered with the Bermuda Registrar of Companies with registration number EC 22483.
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
     If any question shall arise at any meeting of the Board as to the question of the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.
     The Company may by ordinary resolution ratify any transaction not duly authorized by reason of a contravention of Bye-Law 103 provided that no Director and/or his associate(s) who is/are materially interested in such transaction shall vote upon such ordinary resolution in respect of any shares in the Company in which they are interested.
     The ordinary remuneration of the Directors shall from time to time be determined by the Company in general meeting. Each Director shall be entitled to be prepaid or repaid all traveling, hotel and incidental expenses reasonably expected to be incurred or reasonably incurred by him in attending meetings of the Board or committees of the Board or general meeting or separate meetings of any class of shares of the Company or otherwise in connection with the discharge of his duties as a Director. The Board shall obtain the approval of the Company in general meeting before making any payment to any Director or past Director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled).
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
     Shareholders’ Rights
     Currently, the Company’s authorized share capital consists of one class of ordinary shares only. Subject to any special rights conferred on the holders of any shares or class of shares, any share in the Company may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital, distribution of assets or otherwise as the Company may by ordinary resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.
     The Board may from time to time pay to the shareholders such interim dividends as appear to the Board to be justified by the profits of the Company. Subject to the Companies Act, the Company in general meeting may from time to time declare dividends in any currency to be paid to the shareholders, but no dividend shall be declared in excess of the amount recommended by the Board. The Company in general meeting may also make a distribution to the shareholders out of any contributed surplus in accordance with the Companies Act. No dividend shall be paid or distribution made out of contributed surplus if to do so would render the Company unable to pay its liabilities as they become due or the realizable value of its assets would thereby become less than the aggregate of its liabilities and its issued share capital and share premium accounts. All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six years from the date of declaration shall be forfeited and shall revert to the Company.
     At any general meeting, subject to any special rights or restrictions attached to any shares by or in accordance with the Bye-laws of the Company, every shareholder of the Company present in person or by proxy, on a show of hands shall have one vote and on a poll shall have one vote for every share which is fully paid or credited as fully paid of which he is the holder. A shareholder entitled to attend and vote at the general meeting of the Company is entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A resolution put to the vote of a general meeting shall be decided on a show of hands unless a poll is demanded in accordance with the Bye-laws.
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
     The Bye-laws of the Company do not include any provisions in relation to redemption, sinking fund, liability to further capital calls by the Company nor any provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.
      Actions Necessary to Change Shareholders’ Rights
     Subject to the Companies Act and without prejudice to other provisions of the Bye-laws, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being would up) be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of the Bye-laws relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:
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
     All other special general meetings may be called by not less than fourteen (14) clear days’ notice but a general meeting may be called by shorter notice if it is so agreed by the shareholders in the manner provided in the Bye-laws. Notice of every general meeting shall be given to all shareholders of the Company other than to such shareholders as, under the provisions of the Bye-laws or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a shareholder and to each of the Directors and the Auditor.
     Limitation on Foreign Ownership
     There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities of the Company imposed by foreign law or by the Bye-laws of the Company.
     Change in Control
     The Bye-laws of the Company do not contain any specific provision that may have an effect of delaying, deferring or preventing a change in control of the company in the event of merger, acquisition or corporate restructuring of the Company. However, the shareholders agreement of APT Telecom (which is a joint-venture company formed by a wholly-owned subsidiary of the Company, APT TV, and SingaSat Private Limited) requires that any merger, consolidation or amalgamation of the Company must be approved by all the shareholders of APT Telecom. Subject to the Bye-laws of the Company, any shareholder may transfer all or any of his/her shares by an instrument of transfer in the usual or common form or in any other form approved by the Board. The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share under certain conditions such as, among the others, not being a fully paid up share. The Board may also decline to recognize any instrument of transfer unless, among the others, the following conditions have been satisfied:-
(a)	the instrument of transfer is lodged at the Registration Office or such other place in Bermuda at which the Register is kept in accordance with the Companies Act or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; and

(b)	if applicable, the instrument of transfer is duly and properly stamped.
     Ownership Threshold Disclosure
     The Bye-laws of the Company do not provide any ownership threshold above which a shareholder has to disclose such ownership.
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
     On December 11, 2001, APT signed a procurement agreement for construction and delivery of APSTAR VI (formerly APSTAR VB) with Alcatel Space Industries. APT secured the Satellite Launch Service Agreement with CGWIC to launch APSTAR VI on the Long March 3B (“LM-3B”) launch vehicle on October 23, 2002 by the amending the Satellite Launch Service Agreement of APSTAR V. APSTAR VI was launched successfully on April 12, 2005 on a LM-3B launch vehicle and has been located at geostationary orbital slot at 134 degrees East. Its commercial operation started on June 7, 2005 and is expected to have an operation mission life over 15 years. The customers of APSTAR IA have been migrated to APSTAR VI successfully. Total capital expenditures for the design, construction and launch of APSTAR VI amounted to US$227 million, which has been funded by internal resources and Bank loan.
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
          Profits Tax
     No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ADSs or Shares). Trading gains from the sale of property by persons carrying on a trade, profession, or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession, or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 17.5%, 17.5% and 17.5% for 2003 and 2004 and 2005, respectively on corporations and at a maximum rate of 15.5%, 16% and 16% for 2003, 2004 and 2005, respectively, on individuals. Gains from sales of the Shares effected on the Stock Exchange of Hong Kong Limited will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Shares realized by persons carrying on a business in Hong Kong of trading or dealing in securities. Gains from sales of the ADSs effected on the New York Stock Exchange will usually be considered to be derived from or arise outside Hong Kong, and therefore, liability for Hong Kong profits tax would not ordinarily arise in respect of trading gains from sales of ADSs.

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
          Taxation of Investor-United States Holders
     As used herein, a “United States holder” means a beneficial owner of Shares or ADSs that is an individual who is a citizen or resident of the United States; a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof; an estate the income of which is subject to United States federal income tax regardless of its source, or a trust subject to control of a United States person and the primary supervision of a United States court, or a trust in existence on August 20, 1996 that has elected to continue to be treated as a United States trust. A “resident” of the United States includes an individual that (i) is lawfully admitted for permanent residence in the United States, or (ii) (a) is present in the United States for 31 days or more during the calendar year, (b) is present in the United States for an aggregate of 183 days or more, on a weighted basis, over a 3- year period ending in such calendar year, and (c) is present in the United States for less than 183 days during the calendar year and does not have a closer connection to a “tax home” that is located outside the United States.
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
     With respect to non-corporate U.S. holders, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the U.S. Management believes that the Company common shares, which are quoted on the New York Stock Exchange, are readily tradable on an established securities market in the U.S. There can be no assurance that the Company’s common shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.
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
Interest Rate Risk
     The Company is subject to interest rate risk due to fluctuation in interest rates. As of December 31, 2005, the Company’s outstanding Bank loans consist of variable interest rate loans only. From time to time, the Company may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although the Company did not consider it necessary to do so in 2005. Upward fluctuations in interest rates increase the cost of new Bank loans and the interest cost of outstanding Bank loans. As a result, a significant increase in interest rates could have a material adverse effect on the financial position of the Company.
     The following table contains information about the Company’s Bank loan that are sensitive to changes in interest rates, as of December 31, 2005.

	Expected Maturity Date
	2006	2007	2008	2009	2010	Thereafter
		(HK$ in million, except interest rates)
Variable rate Bank loan	121	159	220	256	273	98

Average interest rate (1)	5.965%	5.935%	5.98%	6.00%	6.02%	6.02%

(1)	The interest rates are the implied future LIBOR rates calculated from US swap as proxy.
     For the year ended December 31, 2005, if the average interest rate for the variable rate Bank loan had increased by 10%, additional interest expenses of HK$3.4million (US$435 thousand) would have been incurred.
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

Limitations
     The above discussion includes only those exposures that exist as of December 31, 2005 and as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period, the Company’s hedging strategies at the time, and interest and foreign exchange rates.
Item 12. Description of Securities Other Than Equity Securities
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages, and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
     Disclosure Controls and Procedures. The Company’s Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining its disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that the Company files under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. The Company evaluated these disclosure controls and procedures under the supervision of its CEO and CFO as of December 31, 2005. Based on this evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.
     Internal Control Over Financial Reporting. It is the Board’s responsibility to ensure that the Company maintains sound and effective internal controls over financial reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The top management, the internal control committee and the Internal Audit team will continue to monitor and review regularly the effectiveness of the internal control system of the Company and from time to time take action whenever there is any weakness in the process.
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

Item 16C. Principal Accountant Fees and Services
     Aggregate fee billed to the APT Group for the fiscal years ended December 31, 2004 and 2005 by our principal accounting firm, KPMG, respectively and their respective affiliates are as follows:

	Years ended December 31,
(in US$ thousands)	2004	2005
Audit fees	103	111

All other fees	1	—

Total	104	111

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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
PART III
Item 17. Financial Statements
     The Company has elected to provide financial statements for fiscal year 2005 and the related information pursuant to Item 18 in lieu of Item 17.
Item 18. Financial Statements
     Reference is made to pages F-1 to F-65 for year-end financial statements.
     APT Satellite Telecommunications Limited met the significant tests in 2003 which requires, under SEC Rule 3-09 of Regulation S-X the provision of separate financial statements. Such financial statements are filed in exhibit 8.2 to this Annual Report.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit
3.2	The amended Memorandum of Association and Bye-Laws of APT Satellite Holdings Limited which was adopted at the Company’s annual general meeting on May 20, 2004.

4.1	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.2	Launch Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Launch Contractor, a subsidiary of China Aerospace Science & Technology Corporation, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.3	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated December 11, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on December 18, 2001).

4.4	Term Sheet executed by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, Contractor and Loral Orion, Inc., both of which are independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated September 20, 2002 (incorporated by reference to the Company’s 6-K filed with the Commission on September 30, 2002).

4.5	Transponder Utilization Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Lessee, a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, dated April 11, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on April 16, 2003).

4.6	Change of Auditors of the Company KPMG with effect from July 15, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on July 17, 2003).

4.7	Satellite Procurement Amendment Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Contractor, a party independent of the Director, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates, dated August 26, 2003. The Satellite Transponder Agreement and Satellite Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the lessor, a party independent of the Director, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates, dated August 26, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 2, 2003).

4.8	Various on-going transactions in their ordinary course of business had entered into between the APT Group of the Company and APT Telecom, a non-wholly owned subsidiary of the Company, and the contracting party, a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, as announced August 28, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 2, 2003).

4.9	Master Agreement by and between APT Satellite Telecommunications Limited, a non-wholly owned subsidiary of the Company, Skywork Corporation, a wholly owned subsidiary of the Company, APT Telecom Services Limited, a wholly owned subsidiary of the Company, and a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, dated September 10, 2003 whereby the business of APT Satellite

Exhibit No.	Description of Exhibit
Telecommunications Limited was being reorganized (incorporated by reference to the Company’s 6-K filed with the Commission on September 15, 2003).

4.10	The Agreement and the Amended Launch Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Contractor of APSTAR V, dated November 16, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 17, 2003).

4.11	An utilization agreement for the remaining life of APSTAR I by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the customer, dated October 22, 2004 (incorporated by reference to the Company’s 6-K filed with the Commission on October 29, 2004).

4.12	An agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the grantor and contractor of APSTAR VIB dated November 10, 2004 (incorporated by reference to the Company’s 6-K filed with the Commission on November 15, 2004).

4.13	Two Master Agreements by and between the Company and Singapore Telecommunications Limited; and the Company and C2C Pte Limited dated December 1, 2004 (incorporated by reference to the Company’s 6-K filed with the Commission on December 3, 2004).

8.1	List of subsidiaries and the jurisdictions under which each does business (contained in Note 1 to the Consolidated Financial Statements in Item 18 herein).

8.2**	Financial statements of APT Satellite Telecommunications Limited

14.1*	Amended Charter of the Audit Committee.

14.2*	Charter of the Nomination Committee

14.3*	Charter of the Remuneration Committee

99.1**	Certification of CEO

99.2**	Certification of CFO

99.3**	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4**	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.5**	Updated significant Differences in Corporate Governance Practices.

*	Exhibit is incorporated by reference to the exhibit of the same number in the Company’s 20-F filed with the Commission on June 29, 2005.
**	Filed herewith.

SIGNATURES
     The Company hereby certifies that it meets all of the requirements for filing an Annual Report on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
APT SATELLITE HOLDINGS LIMITED

/s/ Ni Yifeng
Ni Yifeng
Executive Director and President
Date: June 30, 2006

APT SATELLITE HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Financial Statements
Years ended December 31, 2003, 2004 and 2005
and Report of Independent Registered Public Accounting Firm

APT SATELLITE HOLDINGS LIMITED
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and
Shareholders of
APT Satellite Holdings Limited:
We have audited the accompanying consolidated balance sheets of APT Satellite Holdings Limited and subsidiaries (the “Group”) as of December 31, 2004 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2004 and 2005, all expressed in Hong Kong dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of APT Satellite Holdings Limited and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with accounting principles generally accepted in Hong Kong.
As further described in Note 4 to the consolidated financial statements, in 2005 the Group adopted all new applicable Hong Kong Financial Reporting Standards, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKAS”) and Interpretations, issued by the Hong Kong Institute of Certified Public Accountant. Consequently, certain amounts for the years ended December 31, 2003 and 2004 were required to and have been restated to comply with the 2005 initial adoption provisions of those applicable HKAS’s. The Group adopted HKAS 32 “Financial Instruments: Disclosure and Presentation” and HKAS 39 “Financial Instruments: Recognition and Measurement”, prospectively as of January 1, 2005.
Accounting principles generally accepted in Hong Kong vary in certain material respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements. As further described in Note 28 to the consolidated financial statements, the amounts of certain differences between accounting principles generally accepted in Hong Kong and accounting principles generally accepted in the United States of America for the years ended December 31, 2004 and 2003 have been restated as a result of the adoption of certain HKAS’s described in Note 4.
The accompanying consolidated financial statements as of and for the year ended December 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in Note 2 to the consolidated financial statements.
KPMG
Hong Kong
April 10, 2006

APT SATELLITE HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2005
(Amounts stated in thousands)

		December 31,
	Note	2004	2005	2005
		(restated)
		HK$	HK$	US$
ASSETS

Current assets
Cash and cash equivalents		673,763	326,440	41,852
Pledged bank deposits	10	21,140	68,699	8,807
Trade receivables, less allowance of HK$9,874 in 2004 and HK$10,291 in 2005		45,753	49,730	6,375
Amount due from a jointly controlled entitiy		2,700	5,100	654
Deposits, prepayments and other receivables, less allowance of HK$10,219 in 2004 and HK$10,219 in 2005		23,191	35,918	4,605

Total current assets		766,547	485,887	62,293

Property, plant and equipment, net	5	2,680,330	2,999,402	384,539
Interest in leasehold land held for
Own use under an operating lease	6	15,945	15,570	1,996
Investment property	7	2,340	2,340	300
Interest in jointly controlled entities	8
Share of net assets		10,226	2,241	288
Amounts due from a jointly controlled entity		67,914	67,476	8,651
Prepayment for construction of a satellite	9	38,454	—	—
Other assets		28,902	37,764	4,842
Deferred tax assets	19	10,134	3,609	461

TOTAL ASSETS		3,620,792	3,614,289	463,370

See accompanying notes to the consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (continued)
AS OF DECEMBER 31, 2004 AND 2005
(Amounts stated in thousands)

		December 31,
	Note	2004	2005	2005
		(restated)
		HK$	HK$	US$
LIABILITIES AND EQUITY

Current liabilities
Payables and accrued charges	13	45,139	51,593	6,614
Rentals received in advance		30,652	31,414	4,027
Loan from a minority shareholder		7,488	7,488	960
Income taxes payable	19	84,768	89,186	11,434
Bank loans — current portion	10	64,778	117,757	15,098

Total current liabilities		232,825	297,438	38,133

Deposits received	11	12,607	15,986	2,049
Bank loans – non-current portion	10	904,762	1,000,302	128,244
Deferred income	12	261,380	239,011	30,643
Deferred tax liabilities	19	12,209	—	—

TOTAL LIABILITIES		1,423,783	1,552,737	199,069

Contingencies and commitments	14

Shareholders’ equity
Capital stock — Common stock	15	41,327	41,327	5,299
Additional paid-in capital	16	1,798,536	1,798,536	230,581
Capital reserve		23,964	11,996	1,538
Translation reserve		(20)	1,347	173
Other reserves	16	102	104	13
Retained earnings		329,244	205,315	26,322

		2,193,153	2,058,625	263,926

Minority interests		3,856	2,927	375

TOTAL LIABILITIES AND EQUITY		3,620,792	3,614,289	463,370

See accompanying notes to the consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts stated in thousands, except per share data)

			Years ended December 31,
	Note		2003	2004	2005	2005
			(restated)	(restated)
			HK$	HK$	HK$	US$
Operating revenues
Provision of satellite transponder capacity to:
Unaffiliated customers			212,830	168,611	243,228	31,183
Related parties	20		61,822	58,267	47,455	6,084
Provision of satellite-based telecommunications services to:
Unaffiliated customers			16,403	37,665	25,333	3,248
Related parties	20		—	1,018	20,219	2,592
Service income received from:
Unaffiliated customers			6,614	8,562	277	36
Related parties	20		4,572	3,137	—

Total revenues			302,241	277,260	336,512	43,143

Costs and expenses
Cost of service including depreciation and amortization of 2003: HK$236,027, 2004: HK$177,692 and 2005: HK$197,880			(280,319)	(244,755)	(301,193)	(38,615)
Selling, general and administrative including depreciation and amortization of 2003: HK$295, 2004: HK$300 and 2005: HK$301			(73,994)	(78,680)	(77,199)	(9,897)

Total costs and expenses			(354,313)	(323,435)	(378,392)	(48,512)

			(52,072)	(46,175)	(41,880)	(5,369)

Other operating revenues
Interest income — net			7,111	7,312	12,916	1,656
Compensation income for late delivery of the satellite			—	—	15,600	2,000
Other income			25,928	2,020	2,315	297
(Deficit)/surplus arising on revaluation of investment property	7		(70)	78	—	—
Impairment loss recognized in respect of property, plant and equipment	5		(129,098)	(1,800)	(7,512)	(963)
Impairment loss recognized in respect of prepayment for construction of a satellite			—	—	(59,904)	(7,680)
Gain on partial disposal of an associate			12	—	—

Loss from operations	21	(d)	(148,189)	(38,565)	(78,465)	(10,059)
Borrowing costs	21	(b)	—	(4,117)	(36,942)	(4,736)
Share of losses of jointly controlled entities			(57,133)	(2,709)	(7,995)	(1,025)

Loss before income taxes			(205,322)	(45,391)	(123,402)	(15,820)
Provision for income taxes	18		(11,721)	(16,625)	(13,172)	(1,689)

Loss for the year			(217,043)	(62,016)	(136,574)	(17,509)

Attributable to:
Equity shareholders of the Company			(216,120)	(59,957)	(135,564)	(17,380)
Minority interests			(923)	(2,059)	(1,010)	(129)

Loss for the year			(217,043)	(62,016)	(136,574)	(17,509)

Loss per share
- Basic			(52 cents)	(15 cents)	(33 cents)	(4 cents)

- Diluted			(52 cents)	(15 cents)	(33 cents)	(4 cents)

See accompanying notes to the consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts stated in thousands)

				Additional
			Capital	paid -in	Capital	Revaluation	Translation	Other	Retained		Minority
			stock	capital	reserve	reserve	reserve	reserves	earnings	Total	interests	Total equity
	Note		HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Balance as at January 1, 2003			41,254	1,794,520	—	—	182	94	632,261	2,468,311	—	2,468,311

Minority interests (as previously presented separately from liabilities and equity at 31 December)	4	(d)	—	—	—	—	—	—	—	—	6,838	6,838
Prior period adjustments arising from changes in accounting policies under:

- HKFRS 2 share-based payment	4	(a)	—	—	38,031	—	—	—	(30,392)	7,639	—	7,639

At 1 January 2003 (Restated)			41,254	1,794,520	38,031	—	182	94	601,869	2,475,950	6,838	2,482,788

Shares issued under the share option scheme			73	4,016	(10,607)	—	—	—	—	(6,518)	—	(6,518)

Foreign currency translation adjustment			—	—	—	—	(282)	—	—	(282)	—	(282)

Transfer to other reserves			—	—	—	—	—	8	(8)	—	—	—

Net loss for the year			—	—	—	—	—	—	(216,120)	(216,120)	(923)	(217,043)

Balance at 31 December 2003 (Restated)			41,327	1,798,536	27,424	—	(100)	102	385,741	2,253,030	5,915	2,258,945

At 1 January 2004 as previously reported			41,327	1,796,466	—	7,700	(100)	102	407,535	2,253,030	—	2,253,030

Minority interests (as previously presented separately from liabilities and equity at 31 December)	4	(d)	—	—	—	—	—	—	—	—	5,915	5,915

Prior period adjustments arising from changes in accounting policies under:

- HKAS 40 investment properties	4	(b)	—	—	—	(7,700)	—	—	7,700	—	—	—

- HKFRS 2 share-based payment	4	(a)	—	2,070	27,424	—	—	—	(29,494)	—	—	—

At 1 January 2004 (Restated)			41,327	1,798,536	27,424	—	(100)	102	385,741	2,253,030	5,915	2,258,945
Foreign currency translation adjustment			—	—	—	—	80	—	—	80	—	80

Cancellation of share options			—	—	(3,460)	—	—	—	3,460	—	—	—

Net loss for the year			—	—	—	—	—	—	(59,957)	(59,957)	(2,059)	(62,016)

Balance at 31 December 2004 (Restated)			41,327	1,798,536	23,964	—	(20)	102	329,244	2,193,153	3,856	2,197,009

At 1 January 2005 as previously reported			41,327	1,796,466	—	5,500	(20)	102	349,778	2,193,153	—	2,193,153

Minority interests (as previously presented separately from liabilities and equity at 31 December)	4	(d)	—	—	—	—	—	—	—	—	3,856	3,856

Prior period adjustments arising from changes in accounting policies under:

- HKSA 39 financial instruments	4	(e)	—	—	—	—	—	—	(333)	(333)	—	(333)

- HKAS 40 investment properties	4	(b)	—	—	—	(5,500)	—	—	5,500	—	—	—

- HKFRS 2 share-based payment	4	(a)	—	2,070	23,964	—	—	—	(26,034)	—	—	—

At 1 January 2005 (Restated)			41,327	1,798,536	23,964	—	(20)	102	328,911	2,192,820	3,856	2,196,676
Foreign currency translation adjustment			—	—	—	—	1,367	2	—	1,369	81	1,450

Cancellation of share options			—	—	(11,968)	—	—	—	11,968	—	—	—

Net loss for the year			—	—	—	—	—	—	(135,564)	(135,564)	(1,010)	(136,574)

Balance at 31 December 2005			41,327	1,798,536	11,996	—	1,347	104	205,315	2,058,625	2,927	2,061,552

See accompanying notes to the consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts stated in thousands)

	Years ended December 31,
	2003	2004	2005	2005
	(restated)	(restated)
	HK$	HK$	HK$	US$
Operating activities
Loss before income taxes	(205,322)	(45,391)	(123,402)	(15,820)
Adjustments for:
Depreciation	235,947	177,617	197,806	25,360
Amortisation of leasehold land held for own use	375	375	375	48
Impairment loss recognized in respect of property, property, plant and equipment	129,098	1,800	7,512	963
Impairment loss recognised in respect of prepayment for construction of a satellite	—	—	59,904	7,680
Gain on partial disposal of an associate	(12)	—	—	—
Interest income	(7,111)	(7,312)	(12,916)	(1,656)
Borrowing cost	—	4,117	36,942	4,736
Loss/(gain) on disposal of property, plant and equipment	—	32	(109)	(14)
Deficit/(surplus) arising on revaluation of investment property	70	(78)	—	—
Share of losses of jointly controlled entities	57,133	2,709	7,995	1,025
Share-based payment	(898)	—	—	—
Allowance for doubtful receivables	8,402	5,654	350	45

Operating profit before changes in working capital	217,682	139,523	174,457	22,367
(Increase)/decrease in trade receivables	(47,055)	16,957	(4,393)	(563)
(Increase) in other assets	(87)	(27,604)	(8,863)	(1,136)
(Increase)/decrease in amount due from immediate holding company	(20)	20	—	—
(Increase)/decrease in deposits, prepayments and other receivables	(240)	16,815	19,293	2,472
(Decrease)/increase in payables and accrued charges	(955)	(8,939)	1,400	178
(Decrease)/increase in rentals received in advance	(13,789)	9,691	762	98
(Increase)/decrease in amounts due from jointly controlled entities	(12,731)	(768)	300	39
Decrease in amount due from an associate	209	—	—	—
(Decrease)/increase in deferred income	(22,286)	233,499	3,379	433
(Decrease) in deposits received	(1,582)	(25,353)	(22,369)	(2,867)

Cash generated from operations	119,146	353,841	163,966	21,021
Hong Kong profits tax paid	(9,541)	(108,135)	—	—
Overseas tax paid	(18,313)	(12,328)	(14,438)	(1,851)

Net cash from operating activities	91,292	233,378	149,528	19,170

Investing activities
Payment for purchase of property, plant and equipment and construction of satellites	(763,454)	(462,026)	(581,230)	(74,517)
Proceeds from partial disposal of an associate	12	—	—	—
Proceeds from disposal of property, plant and equipment	1	1	178	23
Advances/loans to jointly controlled entities	(40,920)	—	(2,261)	(290)
Interest received	9,279	6,810	13,404	1,718
Decrease/(increase) in pledged bank deposits	205,823	90,723	(47,559)	(6,097)

Net cash used in investing activities	(589,259)	(364,492)	(617,468)	(79,163)

See accompanying notes to the consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts stated in thousands)

	Years ended December 31,
	2003	2004	2005	2005
	HK$	HK$	HK$	US$
Financing activities
Interest paid	(3,681)	(15,847)	(32,582)	(4,177)
New bank borrowings	538,200	273,780	229,320	29,400
Repayment of bank borrowings	(317,682)	—	(77,805)	(9,975)
Proceeds from shares issued under the share option scheme	2,019	—	—	—

Net cash from financing activities	218,856	257,933	118,933	15,248

Net (decrease)/increase in cash and cash equivalents	(279,111)	126,819	(349,007)	(44,745)
Cash and cash equivalents at January 1,	826,257	546,864	673,763	86,380

Effect of foreign exchange rate changes	(282)	80	1,684	216

Cash and cash equivalents at December 31,	546,864	673,763	326,440	41,851

Analysis of the balance of cash and cash equivalents:

Deposits with banks	539,916	661,677	316,685	40,601
Cash at bank and in hand	6,948	12,086	9,755	1,250

Cash and cash equivalents at December 31,	546,864	673,763	326,440	41,851

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

The Company and its subsidiaries (hereafter collectively referred to as the “Group”) currently operate five satellites. The Company’s first satellite, APSTAR I, was launched in July 1994 and commenced commercial service in September 1994. After the commencement of commercial service of APSTAR V, APSTAR I was operated in an inclined orbital mode in October 2004. The Company’s second satellite, APSTAR IA, was launched in July 1996 and commenced commercial service in September 1996. The Company’s third satellite, APSTAR IIR, was launched in October 1997 and commenced commercial service in January 1998. In August 1999, the Company provided substantially all of the transponders of APSTAR IIR to a third party for the rest of its life. The Company’s fourth satellite, APSTAR V, was launched in June 2004 and commenced commercial service in August 2004. In April 2005, the Company’s fifth satellite, APSTAR VI, was successfully launched and commenced commercial service in June 2005. Both APSTAR I and APSTAR 1A were operated in an inclined orbital mode.

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

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (HKFRSs), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKASs) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (HKICPA), accounting principles generally accepted in Hong Kong(“HK GAAP”). Significant differences between HK GAAP and accounting principles generally accepted in the United States (“US GAAP”) are summarised in note 28.

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs for the current and prior accounting periods reflected in these financial statements is provided in note 4.

The measurement basis used in the preparation of the consolidated financial statements is historical cost modified by the revaluation of investment properties as explained in the accounting policies set out below.

The consolidated financial statements of the Group are expressed in Hong Kong dollars (“HK$”). The translations of amounts from Hong Kong dollars into United States dollars for convenience of the reader have been made at the rate on December 31, 2005 of HK$7.80 = US$1.00, which approximates the noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2005, or any other certain date.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. A subsidiary, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital or controls more than half the voting powers or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Group has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity, separately from equity attributable to shareholders of the company. Minority interests in the results of the Group are presented on the face of the consolidated statement of operations as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(a)	Basis of consolidation (continued)

Where losses attributable to the minority exceed the minority interest in the equity of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, fund the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

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

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s or the jointly controlled entity’s net assets, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). The consolidated statement of operations reflects the Group’s share of the post-acquisition results of the associates and jointly controlled entities for the year, including any impairment loss on goodwill relating to the investment in associates and jointly controlled entities recognised for the year (see note 3(c)).

When the Group’s share of losses exceeds its interest in the associate or the jointly controlled entity, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or the jointly controlled entity. For this purpose, the Group’s interest in the associate or the jointly controlled entity is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance from part of the Group’s net investment in the associate or the jointly controlled entity.

Unrealised profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the statement of operations.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(c)	Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment. In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a controlled subsidiary, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(d)	Investment property

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 3(f)) to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Rental income from investment properties is accounted for as described in (note 3(o)(iv)).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 3(f)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 3(f).

(e)	Other property, plant and equipment

The following items of property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses:
-	buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease (see note 3(f)); and

-	other items of plant and equipment
Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in the statement of operations on the date of retirement or disposal. Any related revaluation surplus is transferred from the revaluation reserve to retained profits.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(e)	Other property, plant and equipment(continued)

Depreciation is calculated to write off the cost or valuation of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:
-	Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being no more than 50 years after the date of completion.

-	Leasehold improvements	Over the lease term
-	Furniture and equipment, motor vehicles, and computer equipment	5 years
-	Communication satellite equipment	5 to 15 years
-	Communication stations	5 years
-	Communication satellites	9 to 16 years
Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.
(f)	Leased assets
(i)	Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following exceptions:
-	property held under operating leases that would otherwise meet the definition of an investment property is classified as an investment property on a property-by-property basis and, if classified as investment property, is accounted for as if held under a finance lease (see note 3(d)); and

-	land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later.
(ii)	Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts, to residual values, over the term of the relevant lease or, where it is likely the Company or Group will obtain ownership of the asset, the life of the asset, as set out in note 3(e). Impairment losses are accounted for in accordance with the accounting policy as set out in note 3(g). Finance charges implicit in the lease payments are charged to the statement of operations over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are reported as an expense of the accounting period in which they are incurred.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(f)	Leased assets (continued)
(iii)	Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the statement of operations in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the statement of operations as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the statement of operations in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property.
(g)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:
-	property, plant and equipment;

-	investments in subsidiaries, associates and joint ventures;

-	trade and other receivables; and

-	goodwill.
If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.
-	Calculation of recoverable amount

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

-	Recognition of impairment losses

An impairment loss is recognised in the statement of operations whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(g)	Impairment of other assets (continued)
-	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of impairment losses is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the statement of operations in the year in which the reversals are recognised.
(h)	Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 3(g)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts.

(i)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the statement of operations over the period of the borrowings using the effective interest method.

(j)	Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(k)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(l)	Employee benefits
(i)	Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the consolidated statement of operations as incurred.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(l)	Employee benefit (continued)
The employees of the Group participate in retirement plans managed by respective local governments of the municipalities in which the Group operates in the People’s Republic of China (the “PRC”). The Group’s contributions to the plan are calculated based on fixed rates of the employees’ salary costs and charged to the statement of operations when incurred. The Group has no other obligation for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

(ii)	Share based payments

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the statement of operations for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

(iii)	Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.
(m)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the statement of operations except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

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

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(m)	Income tax (continued)

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:
-	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

-	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
-	the same taxable entity; or

-	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(n)	Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

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

(o)	Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the statement of operations as follows:
(i)	Transponder utilization income

Income from provision of satellite transponder capacity and related services is recognised in the statement of operations in equal instalments over the accounting periods covered by the contract term, except where an alternative basis is more representative of the pattern of benefits to be derived from the satellite transponder capacity utilised.

(ii)	Service income

Service income in respect of provision of satellite-based broadcasting and telecommunications services and other service is recognised when services are provided.

(iii)	Interest income

Interest income from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(iv)	Rental income from operating leases

Rental income receivable under operating leases is recognised in the statement of operations in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset.
(p)	Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in the statement of operations, except those arising from foreign currency borrowings used to hedge a net investment in a foreign operation which are recognised directly in equity.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(p)	Translation of foreign currencies (continued)

The functional currency of the Group’s main operations is the United States dollar which is translated into Hong Kong dollar for reporting of the financial statements. As the Hong Kong dollar is pegged to the United States dollar, foreign currency exchange fluctuations have an insignificant impact to the Group.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(q)	Borrowing costs

Borrowing costs are expensed in the statement of operations in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(r)	Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(s)	Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group’s internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(s)	Segment reporting (continued)

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment assets of the Group include trade receivables and property, plant and equipment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between Group entities within a single segment. Inter-segment pricing is based on terms similar to those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

(t)	Loss per share

The calculation of the basic and diluted loss per share is based on the following data:

	2003	2004	2005
	HK$	HK$	HK$
	(restated)	(restated)
Loss

Loss for the purposes of calculating basic and diluted loss per share (net loss for the year)	(216,120)	(59,957)	(135,564)

Number of shares	’000	’000	’000

Weighted average number of ordinary shares for the purposes of calculating basis and diluted loss per share	412,892	413,265	413,265

Options to purchase 8,450 shares and 4,230 shares of common stock at HK$2.765 per share were outstanding during the year 2004 and 2005, respectively, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares for the period. The options, which expire on May 21, 2011, were still outstanding at the end of year 2005.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(u)	Use of estimates

The preparation of financial statements in conformity with HKFRSs requires management judgements, estimates any assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates are discussed in note 26.
4.	CHANGES IN ACCOUNTING POLICIES

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after January 1, 2005.

The accounting policies of the Group after the adoption of these new and revised HKFRSs have been summarised in note 3. The following sets our information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 27).
(a)	Employee share option scheme (HKFRS 2, Share-based payment)

In prior years, no amounts were recognised when employees (which term includes directors) were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option’s exercise price receivable.

With effect from January 1, 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the statement of operations, or as an asset, if the cost qualifies for recognition as an asset under the Group’s accounting policies. A corresponding increase is recognised in a capital reserve within equity.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period. Otherwise, the Group recognises the fair value in the period in which the options are granted.

If an employee chooses to exercise options, the related capital reserve is transferred to share capital and share premium, together with the exercise price.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
4.	CHANGES IN ACCOUNTING POLICIES (continued)
(a)	Employee share option scheme (HKFRS 2, Share-based payment) (continued)

The new accounting policy has been applied retrospectively by decreasing the opening balance of retained earnings as of January 1, 2003, 2004 and 2005 by HK$30,392, HK$27,424 and HK$23,964 respectively, with the corresponding amount credited to capital reserve. The Group’s loss before taxation for the year ended December 31, 2003 has decreased by HK$ 898. There is no effect on the Group’s loss before income taxes for the years ended December, 31 2004 and 2005 as a result of this new accounting policy because no additional options were granted nor did any options from previous grants vest during these periods.

Details of the employee share option scheme are set out in note 23.

(b)	Investment properties (HKAS 40, Investment property)

Changes in accounting policies relating to investment properties are as follows.

Timing of recognition of movements in fair value in the statement of operations

In prior years, movements in the fair value of the Group’s investment properties were recognised directly in the investment properties revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a decline in the fair value of the portfolio, when a decline previously recognised in the statement of operations had reversed, or when an individual investment property was disposed of. In these limited circumstances movements in the fair value were recognised in the statement of operations.

Upon adoption of HKAS 40 as of January 1, 2005, all changes in the fair value of investment properties are recognised directly in the statement of operations in accordance with the fair value model in HKAS 40.

These changes in accounting policy have been adopted retrospectively by increasing the opening balance of retained earnings as of January 1, 2004 and 2005 by HK$7,700 and HK$5,500 respectively, to include all of the Group’s previous investment properties revaluation reserve.

As a result of this new policy, the Group’s loss before taxation for the years ended December 31, 2003, 2004 and 2005 has decreased by HK$7,700, increased by HK$2,200 and HK$7,150 respectively, consisting of the Group’s share of the net increase or decrease in the fair value of the investment property held by the Group’s jointly controlled entity. The decrease is reflected in the share of results of jointly controlled entities.

(c)	Leasehold land and buildings held for own use (HKAS 17, Leases)

In prior years, leasehold land held for own use which was presented as part of “Land and buildings” in “Property, plant and equipment” was stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation was calculated to write-off the cost of leasehold land on a straight-line basis over their lease term.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
4.	CHANGES IN ACCOUNTING POLICIES (continued)
With effect from January 1, 2005, in order to comply with HKAS 17, leasehold land held for own use is accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be separately identified from the fair value of the leasehold land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. Any pre-paid land premiums for acquiring the leasehold land, or other lease payments, are stated at cost and are amortized on a straight-line basis over the respective periods of the lease term.

Any buildings held for own use which are situated on such land leases continue to be presented as part of property, plant and equipment.

The new accounting policy has been adopted retrospectively, but there is no impact on the Group’s net assets as at the year end and on the Group’s loss for the years presented. An additional line item “Interest in leasehold land held for own use under an operating lease” , which was previously included in “Property, plant and equipment” has been included on the face of the consolidated balance sheet. The comparative figure for “Property, plant and equipment” has been reclassified to conform with the current year’s presentation.

(d)	Minority interests (HKAS 1, Presentation of financial statements and HKAS 27, Consolidated and separate financial statements)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as a deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the statement of operations as a deduction before arriving at the profit attributable to shareholders.

With effect from January 1, 2005, in order to comply with HKAS 1 and HKAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the parent. Minority interests in the results of the Group for the year are presented on the face of the consolidated statement of operations as an allocation of the total profit or loss for the year between the minority interests and the equity holders of the parent.

The presentation of minority interests in the consolidated balance sheet, consolidated statement of operations and consolidated statement of changes in equity for the comparative years have been restated accordingly.

(e)	Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39 Financial instruments: Recognition and measurement)

In prior years, loan arrangement fee was included as part of the “Deposits, prepayments and deferred expenses” and was amortised on a straight line basis over the terms of the relevant bank borrowings. With effect from January 1, 2005, in order to comply with HKAS 39, the unamortised balance of the loan arrangement fee previously included in deposits, prepayments and other receivables under current assets and other assets of HK$1,561 and HK$4,679 respectively, is now presented as a deduction from the secured bank borrowings in the consolidated balance sheet and amortised by using the effective interest method.

The new accounting policy has been applied by decreasing the opening balance of retained earnings as of January 1, 2005 by HK$333, and the Group’s loss before taxation for the year ended December 31, 2005 has increased by HK$504.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
4.	CHANGES IN ACCOUNTING POLICIES (continued)
(f)	Definition of related parties (HKAS 24, Related party disclosures)

As a result of the adoption of HKAS 24, Related party disclosures, the definition of related parties as disclosed in note 3(r) has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period, as compared to those that would have been reported had SSAP 20, Related party dislosures, still been in effect.
5.	PROPERTY, PLANT AND EQUIPMENT

			Furniture and
			equipment, motor	Commun-
			vehicles, and	ication	Commun-	Commun-
	Land and	Leasehold	computer	satellite	ication	ication	Construction
	buildings	improvements	equipment	equipment	stations	satellites	in progress	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Cost:
At January 1, 2004 (restated)	100,092	9,251	41,678	125,600	8,425	2,100,129	2,020,724	4,405,899
Additions	2,414	474	1,624	5,264	51	—	420,913	430,740
Disposals	—	(2,344)	(472)	(2)	—	—	—	(2,818)
Transfer	—	—	75	24	529	1,157,899	(1,158,527)	—

At December 31, 2004 (restated)	102,506	7,381	42,905	130,886	9,005	3,258,028	1,283,110	4,833,821

Cost:
At January 1, 2005 (restated)	102,506	7,381	42,905	130,886	9,005	3,258,028	1,283,110	4,833,821
Exchange adjustments	—	21	58	152	187	—	144	562
Additions	200	229	685	2,017	151	—	521,182	524,464
Disposals	(473)	(10)	(368)	(45)	—	—	—	(896)
Transfer	—	—	—	28,165	4,561	1,770,612	(1,803,338)	—

At December 31, 2005	102,233	7,621	43,280	161,175	13,904	5,028,640	1,098	5,357,951

Accumulated depeciation:
At January 1, 2004 (restated)	13,229	5,503	18,973	63,430	1,443	1,874,281	—	1,976,859
Charge for the year	2,069	676	8,167	13,893	1,565	151,247	—	177,617
Impairment loss	—	—	—	—	—	—	1,800	1,800
Written back on disposal	—	(2,344)	(440)	(1)	—	—	—	(2,785)

At December 31, 2004 (restated)	15,298	3,835	26,700	77,322	3,008	2,025,528	1,800	2,153,491

Accumulated depeciation:
At January 1, 2005 (restated)	15,298	3,835	26,700	77,322	3,008	2,025,528	1,800	2,153,491
Exchange adjustments	—	13	35	84	63	—	37	232
Charge for the year	2,096	439	7,570	14,185	1,663	171,853	—	197,806
Impairment loss transfer	—	—	—	680	1,157	—	(1,837)	—
Impairment loss	—	—	—	7,512	—	—		7,512
Written back on disposal	(105)	(10)	(361)	(16)	—	—	—	(492)

At December 31, 2005	17,289	4,277	33,944	99,767	5,891	2,197,381	—	2,358,549

Net book value:
At December 31, 2005	84,944	3,344	9,336	61,408	8,013	2,831,259	1,098	2,999,402

At December 31, 2004 (restated)	87,208	3,546	16,205	53,564	5,997	1,232,500	1,281,310	2,680,330

Interest expense of HK$16,704 and HK$9,762 and other related cost of HK$3,598 and HK$2,222 incurred for obtaining the loans were capitalized during the years ended December 31, 2004 and 2005, respectively.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
5.	PROPERTY, PLANT AND EQUIPMENT (continued)

Fixed assets finance leases
(i)	The fair value of the buildings held for own use, which are situated on leasehold land as disclosed above cannot be measured separately from the fair value of the leasehold land at the inception of the lease, and therefore is accounted for as being held under a finance lease.

(ii)	In August 2004, the in-orbit tests of APSTAR V with 54 transponders was completed and APSTAR V was put into service on August 13, 2004. Based on the arrangements entered into by the Group and the vendor, Loral Orion, Inc (“Loral Orion”), the Group assumed risks and rewards of 37 transponders (“APT Transponders”) for the entire operational life of APSTAR V under finance leases, while the risks and rewards relating to the other 17 transponders remained with Loral Orion. As at December 31, 2004 and 2005, the net book value of communication satellites held under finance leases in connection with APSTAR V amounted to HK$1,126,576 and HK$1,045,095, respectively.

Pursuant to the various amended agreements with Loral Orion, Loral Orion has an option to lease 4 APT Transponders from the fourth year and another 4 APT Transponders from the fifth year after completion of in-orbit tests of APSTAR V to its remaining operational lives at a total consideration of HK$282,865. The transponders subject to this option had a net book value of HK$243,584 and HK$225,966 at 31 December 2004 and 2005 respectively.
Impairment loss
During the years ended December 31, 2003, 2004 and 2005, the Group conducted a review of the Group’s property, plant and equipment and determined that certain assets were impaired as the recoverable amount of these assets is estimated to be less than their carrying amount. Accordingly, an impairment loss of HK$129,098 in respect of communication satellites, HK$1,800 in respect of construction in progress and HK$7,512 in respect of communication satellite equipment had been recognised and charged to the statement of operations in 2003, 2004 and 2005 respectively.
Communication satellites at an inclined mode operation
During the year, the Group has entered into an utilisation agreement with a customer to utilise the APSTAR IA communication satellite to work in an inclined orbital mode for at least 5 years. Accordingly, the residual value of APSTAR IA is now being amortised over the above contract terms from July 1, 2005. Other satellites have no change of their remaining useful lives.
The analysis of net book value of land and buildings held by the Group is as follows :

	2004	2005
	(restated)
	HK$	HK$
Medium-term leases outside Hong Kong	2,584	2,150
Medium-term leases in Hong Kong	84,624	82,794

	87,208	84,944

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
6.	INTEREST IN LEASEHOLD LAND HELD FOR OWN USE UNDER AN OPERATING LEASE

HK$
(restated)
Cost:
At 1 January 2004 and 31 December 2005	18,678

Accumulated depreciation:
At 1 January 2004	2,358
Charge for the year	375

At 31 December 2004	2,733

At 1 January 2005	2,733
Charge for the year	375

At 31 December 2005	3,108

Net book value:
At 31 December 2005	15,570

At 31 December 2004	15,945

7.	INVESTMENT PROPERTY

The investment property was revalued at December 31, 2004 and 2005 at HK$2,340 by Savills Valuation and Professional Services Limited (2004: Chesterton Petty Limited), an independent professional property valuer, on an open market value basis by reference to net rental income allowing for reversionary income potential. A revaluation deficit of HK$70, revaluation surplus of HK$78 and no revaluation surplus or deficit, was charged or credited to the consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 respectively.

The investment property, which is situated in the PRC under a medium-term lease, is rented out under an operating lease and the rental income earned from the investment property for the years ended December 31, 2003 and 2004 and 2005 was HK$245, HK$250 and HK$254, respectively.

8.	INTEREST IN JOINTLY CONTROLLED ENTITIES

	2004	2005
	HK$	HK$
Share of net assets	10,226	2,241
Amounts due from a jointly controlled entity	67,914	67,476

	78,140	69,717

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
8.	INTEREST IN JOINTLY CONTROLLED ENTITIES (continued)

Details of the jointly controlled entities of the Group as at December 31, 2005 are set out below:

				Proportion of ownership interest
	Form of	Place of	Particulars of	Group’s	held by	held by
	business	incorporation	issued and paid	effective	the	the	Principal
Name of joint venture	structure	and operation	up capital	interest	Company	subsidiary	activity
APT Satellite Telecommunications Limited (“APT Telecom”)	Incorporated	Hong Kong	HK$153,791,900	55%	—	55%	Property holding

Beijing Zhong Guang Xin Da Data Broadcast Technology Co. Limited (“Zhong Guang Xin Da”)	Joint venture, Incorporated	PRC	Registered capital RMB11,000,000	12.6%	—	35%	Provision of data transmission services
APT Telecom is considered as a jointly controlled entity as the Group and the other shareholder of APT Telecom both have the right to appoint an equal number of directors to the board of directors.
APT Telecom completed the reorganization on October 10, 2003, whereby its entire cable interests were sold to its shareholder for HK$5,560; while the Fixed Carrier Licence and all its related businesses was sold to APT Telecom Services Limited, a subsidiary of the Group for HK$6,800, respectively. A surrender of service and facilities leasing agreement between APT Telecom and APT Satellite Company Limited, a subsidiary of the Group, was executed on the same date in respect of an early termination of services and facilities lease for compensation of HK$13,500. The summarized information of APT Telecom is set out in note 28(h)
Zhong Guang Xin Da is considered a jointly controlled entity as the Group and the other shareholder of Zhong Guang Xin Da exercise joint control over it pursuant to a shareholders’ resolution.
The amounts due from a jointly controlled entity are unsecured and interest-free. Except for an amount of HK$13,500 and HK$13,200 as at December 31, 2004 and 2005 respectively, the amounts have no fixed repayment terms.
At 31 December 2005, the amount of HK$13,200 is repayable as follows:

	2004	2005
	HK$	HK$
Within one year or on demand	2,700	5,100
After one year but within five years	10,800	8,100

	13,500	13,200

The Group has agreed not to demand repayment of other amounts due from a jointly controlled entity within the next twelve months from the balance sheet date and accordingly, the amount is classified as non-current.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
9.	PREPAYMENT FOR CONSTRUCTION OF A SATELLITE

In 2004, the Group had entered into an agreement with a contractor on November 10, 2004 pursuant to which the Group is granted a right to require the contractor to provide for the design, construction, delivery and launch of a new satellite, APSTAR VIB at the total option price of HK$59,904. If the option was exercised, the total consideration for the procurement and launch of APSTAR VIB would be HK$936,780 and the option price would be applied towards the total consideration.

HK$
At January 1, 2004	—
Prepayment	38,454

At December 31, 2004	38,454

At January 1, 2005	38,454
Prepayment	21,450
Impairment loss	(59,904)

At December 31, 2005	—

In view of the successful launch of APSTAR VI on April 12, 2005, the Group did not exercise the option before the expiry date of September 30, 2005. According to the terms of the option agreement, the option has expired and the option agreement is deemed to be terminated. The Group was responsible for all reasonable costs and expenses incurred up to the date of termination in respect of the preparation work for the design, construction, delivery and launch of APSTAR VIB. The balance of option price (net of all reasonable costs and expenses incurred) could be transferred to such other satellite project as designated by the Group or the contractor within two years after the expiry date of the option. In the event that the balance of option price would be transferred to another customer as designated by the contractor, the balance of the option price would be refunded to the Group. Up to and including the date hereof, the Group has no plan for the procurement and launch of a new satellite in the coming two years due to the fact that the transponder market has remained highly competitive and the current supply of transponders exceeds demand in the Asia Pacific region, the possibility of transferring the preparation work of APSTAR VIB to another satellite project of another customer as designated either by the Group or the contractor in the coming two years is expected to be remote. Accordingly, as the Group does not currently expect the option price to be applied towards any future satellite project within the required time restriction or that the contractor will refund the balance of option price to the Group, an impairment loss of HK$59,904 (2004: HK$nil) has been recognised in respect of the prepayment for construction of a satellite.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
10.	BANK LOANS

				December 31, 2004 (restated)		December 31, 2005
				Weighted		Weighted
				average		average
				interest		interest
	Note		Interest rate	rate		rate
					HK$		HK$
Bank loans denominated in US Dollars:	(a	)

Payable semi-annually from 2005 (secured)			LIBOR+0.73%	2.27%	351,000	4.04%	315,900

Payable semi-annually with the first instalment falling due on September 30, 2005 (secured)			LIBOR+0.73%	2.41%	624,780	4.25%	811,395

					975,780		1,127,295
Less: borrowing cost					(6,240)		(9,236)

					969,540		1,118,059
Current portion					(64,778)		(117,757)

Non-current portion					904,762		1,000,302

Notes:
(a)	In December 2002, the Group entered into a US$240 million secured term loan facility (the “Loan Facility”), which is secured by the assignment of the construction, launching and related equipment contracts relating to APSTAR V, APSTAR VI under construction and their related insurance claim proceeds, assignment of all present and future utilisation agreements of their transponders of satellites under construction, first fixed charge over certain bank accounts which will hold receipts of the transponder income and the termination payments under construction, launching and related equipment contracts. In October 2004, the Group entered into a Deed of Amendment and Restatement to amend certain terms of the Loan Facility for the purpose of adjusting for the cancellation of the unutilised portion relating to APSTAR V satellite and APSTAR VI backup satellite. Accordingly, the maximum aggregate amount under the Loan Facility was reduced to US$165 million and certain financial covenants were amended. In May 2005, the Company entered into a Second Deed of Amendment and Restatement. The second amendment extended the availability period of drawing under the facility with respect to APSTAR VI to June 30, 2005 and amended the financial covenants. The Company was in compliance with these covenants as of December 31, 2005. At December 31, 2004, APSTAR V and APSTAR VI were reported as construction-in-progress with an aggregate carrying value of approximately HK$2,398,169 and at December 31, 2005, APSTAR V and APSTAR VI were transferred to fixed assets with a net book value of approximately HK$2,752,162. As of December 31, 2004 and 2005, APSTAR V and APSTAR VI were pledged by the bank deposits of approximately HK$20,750 and HK$68,699 respectively.

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

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
10.	BANK LOANS (continued)
Financial Covenants
The Loan Facility provides that certain earnings and cash flow ratios of APT and the Group must be measured over various periods during its term. APT and the Group undertakes to ensure that (i) it maintains its aggregate Consolidated Net Worth (as defined in the Loan Facility) at not less than US$200 million (other than that for the years ending December 31, 2002 and 2003, it will be not less than US$230 million), (ii) the aggregate of Consolidated Total Liabilities (as defined in the Loan Facility) shall not exceed 120% of Consolidated Net Worth, (iii) Consolidated EBITDA (as defined in the Loan Facility) shall not be less than US$25 million, (other than for the year ending December 31, 2004 and 2005, it will not be less than US$17 million), (iv) the ratio of the aggregate outstanding principal under each tranche to the value of the satellite financed by such tranche shall not exceed 50% and (v) after the release of certain pledged assets, Borrower EBITDA (as defined in the Loan Facility) shall be at least 180% of Debt Service (as defined in the Loan Facility).
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
For the years presented, the Group complied with all the above covenants.
The aggregate annual repayments of bank loans as at December 31, 2005 are as follows:

HK$
2006	117,757
2007	156,777
2008	217,624
2009	255,315
2010	272,402
Thereafter	98,184

Total	1,118,059

At December 31, 2004 and 2005, certain of the Group’s banking facilities were secured by the Group’s land and buildings with a net book value of HK$4,887 and HK$4,771, respectively and bank deposits of approximately HK$390 and HK$nil, respectively.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
11.	DEPOSIT RECEIVED

The amount represents deposits received in respect of provision of satellite transponder capacity.

12.	DEFERRED INCOME

Deferred income represents unrecognized revenue received in respect of transponder utilization income under which customers have obtained the right to use the transponder capacity for future periods. Deferred income is recognised in the statement of operations according to revenue recognition policy of transponder utilization income as mentioned in note 3 (o)(i).

13.	PAYABLES AND ACCRUED CHARGES

	2004	2005
	HK$	HK$
Provision for employee benefits	4,492	6,349
Interest payables	4,366	16,315
Accrued expenses for operations	20,758	20,948
Other accrued expenses	15,523	7,981

	45,139	51,593

14.	CONTINGENCIES AND COMMITMENTS
(a)	Capital commitments:

At December 31, 2004 and 2005, the Group had the following outstanding capital commitments not provided for in the Group’s financial statements:

	2004	2005
	HK$	HK$
Contracted for	286,048	2,290
Authorized but not contracted for	340,551	—

Total commitments	626,599	2,290

(b)	Leasing arrangements — operating lease:
(i)	The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2004	2005
	HK$	HK$
Land and buildings:
2005	545	—
2006	31	109

Total	576	109

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
14.	CONTINGENCIES AND COMMITMENTS (continued)
(b)	Leasing arrangements — operating lease: (continued)
(i)	The Group as lessee (continued)

Operating lease rental expenses were HK$3,650, HK$1,010 and HK$486 for the years ended December 31, 2003, 2004 and 2005, respectively.

	2004	2005
	HK$	HK$
Satellite transponder capacity:
2005	3,464	—
2006	—	2,108
2007	—	14

Total	3,464	2,122

Operating lease rental expenses were HK$3,228, HK$4,948 and HK$3,779 for the years ended December 31, 2003, 2004 and 2005, respectively.
(ii)	The Group as lessor

Property rental income was HK$452, HK$513 and HK$538 for the years ended December 31, 2003, 2004 and 2005, respectively. At December 31, 2004 and 2005, certain properties with an aggregate carrying value of HK$8,120 and HK$8,896, respectively, were held for rental purpose. Depreciation charges relating to these properties were HK$160, HK$138 and HK$160 for the years ended December 31, 2003, 2004 and 2005, respectively. At the balance sheet date, the Group had contracted with tenants for the future minimum lease payments under non-cancellable operating leases in respect of properties which fall due as follows:

	2004	2005
	HK$	HK$
2005	1,294	—
2006	209	368

Total	1,503	368

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
14.	CONTINGENCIES AND COMMITMENTS (continued)
(ii)	The Group as lessor (continued)

Service income earned relating to leasing of facilities equipment was HK$3,680, HK$1,374 and HK$1,294 for the years ended December 31, 2003, 2004 and 2005, respectively. At the balance sheet date, the Group had contracted with customers for the future minimum lease payments under non-cancellable operating lease which fall due as follows:

	2004	2005
	HK$	HK$
2005	886	—
2006	267	542
2007	108	108

Total	1,261	650

(c)	Contingent liabilities:
(i)	In the years before 1999, overseas withholding tax was not charged in respect of the Group’s transponder utilization income derived from the overseas customers. From 1999, overseas withholding tax has been charged on certain transponder utilization income of the Group and full provision for such withholding tax for the years from 1999 onwards has been made in the financial statements. The Directors of the Company are of the opinion that the new tax rules should take effect from 1999 onwards and, accordingly, no provision for the withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant income earned in those years, not provided for in the financial statements amounted to approximately HK$75,864.

(ii)	The Company has given guarantees to banks in respect of the secured term loan facility granted to its subsidiary. The extent of such facility utilised by the subsidiary at 31 December 2004 and 2005 amounted to HK$975,780 and HK$1,127,295 respectively.

(iii)	The Hong Kong Profits Tax returns of a subsidiary of the Company for the years of assessment 1999/2000 and 2000/2001 are currently under dispute with the Hong Kong Inland Revenue Department (“IRD”). This subsidiary recognised a disposal gain of HK$389,744 in 1999 in relation to the transfer of the entire business of APSTAR IIR and substantially all of the satellite transponders of APSTAR IIR. This subsidiary has claimed the gain on disposal as a non-taxable capital gain in it 1999/2000 Profits Tax return. In 2003, IRD has proposed to treat the proceeds received as taxable income to this subsidiary with a corresponding entitlement to statutory depreciation allowance in respect of APSTAR IIR. On January 23, 2006, IRD raised a Profits Tax assessment for the year of assessment 2000/2001 to include that portion of the proceeds from sale of the satellite received during 2000/2001 as taxable income. The tax demanded for the year of assessment 2000/2001 is HK$212,846.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
14.	CONTINGENCIES AND COMMITMENTS (continued)
(c)	Contingent liabilities (continued):
(iii)	On February 20, 2006, the subsidiary lodged an objection against the IRD’s assessment on the grounds that it is excessive.

On February 24, 2006, the subsidiary received a notice from the IRD confirming that the entire tax in dispute would be held over on condition that the subsidiary purchases HK$78,385 of Tax Reserve Certificate (“TRC”) by March 15, 2006 and the balance of the amount of HK$134,461 would be held over unconditionally. Should any amount of tax held over on condition of the purchases of TRC become payable upon the final determination of the objection, the same amount of TRC would be used for settlement of tax due. For that part of the TRC not utilized to offset the tax payable, interest will accrue from the date of issue of the TRC to the date of determination of the objection and be refunded to the subsidiary. In order to fulfill the condition of hold over of tax payment, the subsidiary purchased TRC of HK$78,385 on March 15, 2006.

Since the receipt of the above mentioned notices, the Company has obtainedlexternal legal and tax advice, and the Company continues to believe that it has a reasonable likelihood of success in defending its position that the gain derived from the transaction should be treated as non-taxable. Accordingly, no provision for additional taxation has been made.
(d)	Insurance

As of December 31, 2005, the Company did not have fully in-orbit insurance coverage for its satellites. The in-orbit satellites had a net book value in aggregate of HK$2,831,259 as of December 31, 2005.
15.	COMMON STOCK

		Issued and
	Number	fully paid
	of shares	capital stock
	’000	HK$
Ordinary shares of HK$0.10 each Balance at January 1, 2004	413,265	41,327

Balance at December 31, 2004 and December 31, 2005	413,265	41,327

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

The Group’s contributions to retirement benefit schemes during the years ended December 31, 2003, 2004 and 2005 amounted to HK$1,203, HK$1,579 and HK$1,857, respectively.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
18.	INCOME TAXES IN THE CONSOLIDATED STATEMENTS OF OPERATIONS
(a)	The income taxes charged to the consolidated statements of operations are as follows:

	Years ended December 31,
	2003	2004	2005
	HK$	HK$	HK$
Current tax — Provision for Hong Kong Profits Tax
Tax for the year	114,487	—	—

Current tax — Overseas
Tax for the year	20,247	17,000	18,856

	134,734	17,000	18,856

Deferred tax — Hong Kong
Origination and reversal of temporary differences	(134,775)	(375)	(5,684)
Effect of increase in tax rate on deferred tax balance at January 1,	11,762	—	—

	(123,013)	(375)	(5,684)

	11,721	16,625	13,172

The provisions for Hong Kong Profits Tax for the years ended December 31, 2003, 2004 and 2005 were made by applying the tax rate of 17.5% to the estimated assessable profits earned in Hong Kong.
Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.
Overseas tax includes the withholding tax paid or payable in respect of Group’s income from provision of satellite transponder capacity to the customers which are located outside Hong Kong. The provisions for the years ended December 31, 2003, 2004 and 2005 were made by applying tax rates prevailing in respective jurisdictions.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
18.	INCOME TAXES IN THE CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(b)	Reconciliation between tax expense and accounting loss at the applicable tax rates:

	Years ended December 31,
	2003	2004	2005
	HK$	HK$	HK$
	(restated)	(restated)
Loss before income taxes	(205,322)	(45,391)	(123,402)

Notional tax on loss before tax, calculated at the rates applicable to losses in the countries concerned	(35,950)	(8,681)	(21,996)
Overseas withholding tax	20,237	17,000	18,856
Tax effect of non-deductible expenses	6,111	41,106	27,113
Tax effect of non-taxable revenue	(3,099)	(27,852)	(13,552)
Tax effect of unused tax losses not recognized	12,660	2,656	2,808
Tax effect of prior years’ unrecognized tax losses utilized this year	—	(7,604)	(57)
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	11,762	—	—

Actual tax expenses	11,721	16,625	13,172

19.	INCOME TAXES IN THE CONSOLIDATED BALANCE SHEET
(a)	Income taxes payable in the consolidated balance sheet represents:

	2004	2005
	HK$	HK$
Overseas tax payable	4,672	4,418
Balance of overseas tax provision relating to prior years	79,997	84,669
Balance of Hong Kong Profits tax provision relating to prior years	99	99

	84,768	89,186

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
19.	INCOME TAXES IN THE CONSOLIDATED BALANCE SHEET (continued)
(b)	The components of deferred tax (assets)/liabilities recognized in the consolidated balance sheet and the movements during the years ended December 31, 2004 and 2005 are as follows:

	Depreciation
	allowances
	in excess of	Other
	related	temporary
Deferred tax arising from:	depreciation	differences	Losses	Total
	HK$	HK$	HK$	HK$
At January 1, 2004	37,586	(281)	(34,855)	2,450
Charged/(credited) to consolidated statements of operations	96,996	40	(97,411)	(375)

At December 31, 2004	134,582	(241)	(132,266)	2,075

At January 1, 2005	134,582	(241)	(132,266)	2,075
Charged/(credited) to consolidated statements of operations	241,840	(155)	(247,369)	(5,684)

At December 31, 2005	376,422	(396)	(379,635)	(3,609)

	2004	2005
	HK$	HK$
Net deferred tax assets recognized in the consolidated balance sheet	(10,134)	(3,609)
Net deferred tax liabilities recognized in the consolidated balance sheet	12,209	—

	2,075	(3,609)

(c)	Deferred tax assets not recognized:

The Group has not recognized deferred tax assets in respect of tax losses of HK$30,723 and HK$44,895 and other deductible temporary differences of HK$21,535 and HK$22,667, as the realization of assets was considered not probable as at December 31, 2004 and 2005, respectively.

The Group’s share of unrecognized deferred tax assets in respect of tax losses of jointly controlled entity amounted HK$31,753 and HK$35,791 and other deductible temporary differences amounted HK$1,174 and HK$4,654 as at December 31, 2004 and 2005, respectively.

The tax losses do not expire under current tax legislation.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
20.	MATERIAL RELATED PARTY TRANSACTIONS
(a)	During the years ended December 31, 2003, 2004 and 2005, the Group entered into the following transactions with related parties:

	Years ended December 31,
	Note	2003	2004	2005
		HK$	HK$	HK$
Income from provision of satellite transponder capacity and provision of satellite-based telecommunications services to certain shareholders and its subsidiary of the Company	(i)	35,921	38,259	36,339

Income from provision of satellite transponder capacity, provision of satellite-based telecommunications services to a holding company and its subsidiaries of a shareholder of the Company	(i)	19,741	24,163	31,335

Income from provision of satellite transponder capacity to a jointly controlled entity	(i)	6,160	—	—

Management fee income from a jointly controlled entity	(ii)	1,121	480	480

Management fee income from an associate	(iii)	65	—	—

Facilities management services income from a jointly controlled entity	(iv)	3,386	—	—

Technical support services expenses to a shareholder of the Company	(v)	75	—	—

Management fee expenses to a holding company of a shareholder of the Company	(vi)	2,280	1,135	—

Payments of service fee in connection with the satellite project to a fellow subsidiary of a shareholder of the Company	(vii)	87,604	151,895	138,727

Compensation income from a jointly controlled entity in connection with the early termination of services and facilities lease	(viii)	13,500	—	—

Purchase of certain fixed assets from a jointly controlled entity	(ix)	6,800	—	—

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
20.	MATERIAL RELATED PARTY TRANSACTIONS (continued)
(b)	At December 31, 2004 and 2005, the Group had the following amounts included in the consolidated balance sheet in respect of amounts owing by and to related parties:

			Interest in
			jointly						Rentals received
			controlled		Trade		Payables and		in advance and
	Prepayment		entities		receivables		accrued charges		deferred income
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Jointly controlled entities	—	—	70,614	72,576	—	—	—	—	—	—

Certain shareholders and its subsidiary of the Company	—	—	—	—	18,237	22,992	24	528	—	—

Holding company and its subsidiaries of a shareholder of the Company (note (i))	—	—	—	—	2,226	390	6	325	255,105	236,425

A fellow subsidiary of a shareholder of the Company	38,454	—	—	—	—	—	—	—	—	—

Notes:

(i)	The terms and conditions of these transponder capacity utilization agreements are similar to those contracted with other customers of the Group.

(ii)	Management fee income arose from a reimbursement of cost of service provided to a jointly controlled entity under the agreement.

(iii)	Management fee income from an associate arose from the reimbursement of expenses paid on behalf of an associate.

(iv)	The Directors consider that the facilities management service income is charged according to the terms and conditions similar to those offered to other customers.

(v)	The Directors consider that the technical support services expenses were charged according to prices and conditions similar to those offered to other customers by the service provider.

(vi)	Management fee expenses arose from a reimbursement of cost of services provided from the holding company of a shareholder of the Company.

(vii)	The Directors consider that the service fee is charged according to prices and conditions similar to those offered to other customers by the launch service provider.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
20.	MATERIAL RELATED PARTY TRANSACTIONS (continued)
     Notes — continued
(viii)	As a result of the reorganization of a jointly controlled entity, the jointly controlled entity early terminated the services and facilities lease agreement and the Group received compensation for the early termination of the agreement. The Directors consider that the compensation is charged according to prices and conditions similar to those offered to unrelated customers.

(ix)	As a result of the reorganization of a jointly controlled entity, certain fixed assets were purchased from the jointly controlled entity. The Directors consider that the purchase consideration is arrived at arm’s length negotiation with reference to the valuation conducted by an independent valuation company.
21.	SUPPLEMENTAL INFORMATION
(a)	Other operating revenues

Other operating revenues include the following:

	Years ended December 31,
	2003	2004	2005
	HK$	HK$	HK$
Compensation income for early termination of utilization agreements in respect of provision of satellite transponder capacity	550	—	—
Compensation income from a jointly controlled entity for early termination of services and facilities lease	13,500	—	—
Compensation income for late delivery of the satellite *	—	—	15,600

*	On December 11, 2001, the Group entered into a Satellite Procurement Agreement with a contractor for the design, construction, tests and delivery of APSTAR VI. APSTAR VI was originally scheduled to be launched at the end of 2004/early 2005. The delay in delivery of the satellite by the contractor has caused the postponement of the launch of APSTAR VI until April 12, 2005. To cope with the delay, the contractor agreed and paid a lump sum payment to the Group for the liquidated damages due to the late delivery of APSTAR VI.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
21.	SUPPLEMENTAL INFORMATION (continued)
(b)	Borrowing costs

	Years ended December 31,
	2003	2004	2005
	HK$	HK$	HK$
Interest on bank borrowings wholly repayable within five years	6,553	17,223	44,482
Other borrowing costs	1,162	3,598	2,222
Less: Amount capitalized into construction in progress*	(7,715)	(16,704)	(9,762)

	—	4,117	36,942

*	The borrowing costs have been capitalized at a rate of 4.04% to 4.25% per annum (2004 : 2.27% to 2.41%).

Borrowing costs capitalized during the years ended December 31, 2004 and 2005 arose on bank loans borrowed for the purpose of financing the construction and launching of satellites.
(c)	Staff costs

	Years ended December 31,
	2003	2004	2005
	HK$	HK$	HK$
Staff costs (including directors’ emoluments)
Pension contributions	1,370	1,608	1,878
Less: Forfeited contributions	(167)	(29)	(21)

Net pension contributions	1,203	1,579	1,857
Salaries, wages and other benefits	36,764	40,258	44,264

	37,967	41,837	46,121
Less: Capitalized into construction in progress	(1,326)	(772)	—

	36,641	41,065	46,121

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
21.	SUPPLEMENTAL INFORMATION (continued)
(d)	Loss from operations

	Years ended December 31,
	2003	2004	2005
	HK$	HK$	HK$
	(restated)	(restated)
Loss from operations has been arrived at after charging/(crediting):

Amortization on leasehold land held for own use	375	375	375
Bad debts written off	153	—	19
Depreciation	235,947	177,617	197,806
Exchange loss	—	458	584
(Gain)/loss on disposal of property, plant and equipment	—	32	(109)
Allowance for doubtful receivables	8,402	5,654	350

(e)	Allowance for doubtful receivables

	Years ended December 31,
	2003	2004	2005
	HK$	HK$	HK$
Balance at beginning of the year	6,037	14,439	20,093
Charged to cost and expenses	8,402	5,654	350
Exchange difference	—	—	67

Balance at end of the year	14,439	20,093	20,510

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
22.	SEGMENTAL REPORTING

Segment information is presented in respect of the Group’s business and geographical segments. Business information is chosen as the primary reporting format because this is more relevant to the Group’s internal financial reporting.

Inter-segment pricing is based on similar terms as those available to other external parties.

Business segments

The Group comprises two main business segments, namely provision of satellite transponder capacity and related services and provision of satellite-based broadcasting and telecommunications services.

							Provision of
	Provision of satellite						satellite-based
	transponder capacity and related						broadcasting and						Inter-segment
	services						telecommunications services						elimination						Consolidated
	2003		2004		2005		2003		2004		2005		2003		2004		2005		2003		2004		2005
																			(restated)		(restated)
	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000
Turnover from external customers		282,452		238,418		290,683		16,403		38,683		45,552		—		—		—		298,855		277,101		336,235
Inter-segment turnover		897		5,276		4,264		—		6		720		(897)		(5,282)		(4,984)		—		—		—

Total		283,349		243,694		294,947		16,403		38,689		46,272		(897)		(5,282)		(4,984)		298,855		277,101		336,235

Service income																				3,386		159		277

																				302,241		277,260		336,512

Segment result		(113,387)		28,230		(29,021)		(5,577)		(3,332)		(3,697)		—		(6)		(5)		(118,964)		24,892		(32,723)

Service income																				3,386		159		277

Other net income																				33,051		9,410		30,831

Selling and Administrative expenses
- staff costs																				(36,641)		(41,605)		(45,035)
- office expenses																				(29,021)		(31,421)		(31,815)

Loss from operations																				(148,189)		(38,565)		(78,465)

Borrowing costs																				—		(4,117)		(36,942)

Share of losses of jointly controlled entities																				(57,133)		(2,709)		(7,995)
Provision for income taxes																				(11,721)		(16,625)		(13,172)

Loss for the years																				(217,043)		(62,016)		(136,574)

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
22.	SEGMENTAL REPORTING (continued)

	Provision of satellite			Provision of
	transponder capacity and related			satellite-based broadcasting and			Inter-segment
	services			telecommunications services			elimination			Consolidated
	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005
											(restated)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Depreciation and amortisation for the year	228,961	167,896	188,342	7,361	10,096	9,839

Impairment loss for the year	129,098	—	59,904	—	1,800	7,512

Significant non-cash expenses (other than depreciation)	4,792	2,883	—	3,610	2,771	349

Segment assets		2,853,269	3,110,958		52,869	50,170		(52,284)	(56,666)		2,853,854	3,104,462
Investment in and amounts due form jointly controlled entities		80,330	74,817		510	—					80,840	74,817

Corporate assets											686,098	435,010

Total assets											3,620,792	3,614,289

Segment liabilities		399,229	384,044		74,994	87,043		(52,284)	(56,666)		421,939	414,421

Corporate liabilities											1,001,844	1,138,316

Total liabilities											1,423,783	1,552,737

Capital expenditure incurred during the year		417,553	521,677		13,187	2,787
Note 1: In order to reflect the segments of business affected by similar economic conditions, the satellite control services income have been aggregated to the segment of provision of satellite transponder capacity and related services in 2005. Accordingly, the amounts disclosed in 2003 and 2004 have been adjusted to conform to the 2005 composition of reportable segments by HK$11,540 and HK$7,800 respectively.

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

	Hong Kong			Other regions in the PRC			Singapore			Indonesia			Others			Unallocated
	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Trunover from external customers	25,082	21,287	38,459	225,786	195,155	201,851	18,376	23,339	30,657	535	6,010	32,262	32,462	31,469	33,283		—	—

Segment assets		1,666	4,009		55,492	44,972		2,226	468		155	4,061		4,522	5,453		3,556,731	3,555,326

Capital expenditure incurred during the year		—	—		2,253	1,416		—	—		—	—		—	—		428,487	523,048
23.	SHARE OPTION PLAN

At the annual general meeting on May 22, 2001, the Company adopted a share option scheme (“Scheme 2001”) and granted options to its employees on June 19, 2001. On May 22, 2002, the Company adopted a new share option scheme (“Scheme 2002”) at its 2002 annual general meeting. Thereafter, no further options can be granted under the Scheme 2001. The options granted on June 19, 2001 shall continue to be valid until their expiry.

The total number of shares which may be issued upon exercise of all options to be granted under Scheme 2001 and Scheme 2002 shall not in aggregate exceed 10% of the total number of shares of the Company in issue on the adoption date of the Scheme 2002 (i.e. 412,720 shares). As at the date of this report, 413,265 shares of the Company were in issue.

Under Scheme 2002, the total number of shares to be issued upon exercise of the options granted to each eligible person (including both exercised and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue. The exercise price (subscription price) shall be such price as determined by the Board of Directors in its absolute discretion at the time of the making of the offer but in any case the exercise price shall not be lower than the highest of (i) the closing price of the shares as stated in The Stock Exchange of Hong Kong Limited’s (the “Exchange’s”) daily quotations sheet on the date of the offer of grant, which must be a trading day; (ii) the average closing price of the shares as stated in the Exchange’s daily quotations sheets for the five trading days immediately preceding the date of the offer of grant; and (iii) the nominal value of a share.

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

The particulars of the share options granted under the Scheme 2001 outstanding during the years ended December 31, 2003, 2004 and 2005 are as follows:

Number of
share options
At January 1, 2003	13,410,000
Cancelled during the year	(3,010,000)
Exercised	(730,000)

At December 31, 2003	9,670,000
Cancelled during the year	(1,220,000)

At December 31, 2004	8,450,000
Cancelled during the year	(4,220,000)

At December 31, 2005	4,230,000

The above granted options have an exercise price of HK$2.765 per share and are exercisable within the period from May 22, 2003 to May 21, 2011.

Fair value of share options and assumptions

The fair value of services received in return for share options granted are measured by reference to the fair value of share option granted. The estimated fair value of the services received is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model.

2004 & 2005
Fair value of share options and assumptions Fair value at measurement date	HK$2.836
Share price at the date of issue	HK$3.850
Exercise price	HK$2.765
Expected volatility (expressed as weighted average volatility used in the modeling under binomial lattice model)	47.00%
Option life (expressed as weighted average life used in the modeling under binomial lattice model)	9.93 years
Expected dividends	Nil
Risk-free interest rate (based on Exchange Fund Notes)	6.13%

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
23.	SHARE OPTION PLAN (continued)

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information. Expected dividends are based on historical dividends. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

24.	FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.
(a)	Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables and cash investments. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and other receivables, periodic credit evaluations are performed of its customers’ financial condition. The Group generally does not require collateral because it usually receives trade deposits which represent a quarter of utilization fees payable to the Group. The transponder utilization agreements are subject to termination by the Group if utilization payments are not made on a timely basis.

At the balance sheet date, the Group has a certain concentration of credit risk as 33% and 31% in 2004 and 2005 respectively of the total trade and other receivables was due from the Group’s largest customer, and as 60% and 65% in 2004 and 2005, respectively, was due from the Group’s five largest customers respectively within the satellite transponder business segment.

(b)	Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the short term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to approval by the parent company’s board. The Group’s policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
24.	FINANCIAL INSTRUMENTS (continued)
(c)	Interest rate risk

The Group is subject to interest rate risk due to fluctuation in interest rates. As of December 31, 2005, the Group’s outstanding bank loans consist of variable interest rate loans only. From time to time, the Group may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although the Group did not consider it necessary to do so in 2005. Upward fluctuations in interest rates increase the cost of new bank loans and the interest cost of outstanding bank loans. As a result, a significant increase in interest rates could have a material adverse effect on the financial position of the Group.

The following table contains information about the Group’s bank loans that are sensitive to changes in interest rates, as of December 31, 2005.

	Expected Maturity Date
	2006	2007	2008	2009	2010	Thereafter
		(HK$ in million, except interest rates)
Variable rate bank loan	121	159	220	256	273	98

Average interest rate(1)	5.965%	5.935%	5.98%	6.00%	6.02%	6.02%

(1)	The interest rates are the implied future LIBOR rates calculated from US swap as proxy.
(d)	Foreign currency risk

The Group’s reporting currency is the Hong Kong Dollar. The Group’s revenues, premiums for satellite insurance coverage and debt service and substantially all capital expenditures were denominated in United States Dollars. The Group’s remaining expenses were primarily denominated in Hong Kong Dollars. The Group does not hedge its exposure to foreign exchange risk. Gains and losses resulting from the effects of changes in the United States Dollar to Hong Kong Dollar exchange rate are recorded in the consolidated statement of operations.

The Group does not utilize derivative financial instruments to hedge its foreign currency rate risks.

In respect of other trade receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

The Group’s borrowings are denominated in United States Dollars. Given substantially the Group’s revenues are denominated in United States Dollars, management does not expect that there will be any significant currency risk associated with the Group’s borrowings.

(e)	Sensitivity analysis

In managing interest rate and foreign currency risks the Group aims to reduce the impact of short-term fluctuations on the Group’s earnings. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

At December 31, 2005, it is estimated that a general increase of one percentage point in interest rates would increase the Group’s loss before income taxes by approximately HK$7,578 and HK$11,076 respectively in 2004 and 2005 so far as the effect on interest-bearing financial instruments is concerned.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
24.	FINANCIAL INSTRUMENTS (continued)
(f)	Fair values

The following financial assets and liabilities have their carrying amount approximately equal to their fair value: trade receivables, other receivables, other current assets, cash and cash equivalents, payables and accrued charges, and secured bank borrowings.
25.	COMPARATIVE FIGURES

Certain comparative figures have been adjusted or reclassified as a result of the changes in accounting policies. Further details are disclosed in note 4.

26.	ACCOUNTING ESTIMATES AND JUDGEMENTS
(a)	Key sources of estimation uncertainty

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

(b)	Critical accounting judgement in applying the group’s accounting policies

The following are some of the more critical judgment areas in the application of the Group’s accounting policies that currently affect the Group’s financial condition and results of operations.
(i)	Depreciation

Depreciation of communication satellites is provided for on the straight-line method over the estimated useful life of the satellite, which is determined by engineering analysis performed at the in-services date and re-evaluated periodically. A number of factors affect the operational lives of satellites, including construction quality, component durability, fuel usage, the launch vehicle used and the skill with which the satellite is monitored and operated. As the telecommunication industry is subject to rapid technological change and the Group’s satellites have been subjected to certain operational lives, the Group may be required to revise the estimated useful lives of its satellites and communication equipment or to adjust their carrying amounts periodically. Accordingly, the estimated useful lives of the Group’s satellites are reviewed using current engineering data.

If a significant change in the estimated useful lives of our satellites is identified, the Group accounts for the effects of such change as depreciation expenses on a prospective basis. Details of the depreciation, of communication satellites are disclosed in notes 3(e) and 5.

Depreciation for future satellites will depend on in-orbit testing on their estimated useful lives after successful launch and, as the cost of the future satellites is greater than the carrying value of the current satellites, the depreciation charge is expected to increase in the coming years.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
26.	ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)
(b)	Critical accounting judgement in applying the group’s accounting policies (continued)
(ii)	Trade receivables and other receivables

The management of the Group estimates the provision of bad and doubtful debts required for the potential non-collectability of trade receivables and other receivables at each balance sheet date based on the ageing of its customer accounts and its historical write-off experience, net of recoveries. The Group performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customers’ current credit worthiness. The Group does not make a general provision on its trade receivables and other receivables, but instead, makes a specific provision on its trade receivables and other receivables. Hence, the Group continuously monitors collections and payments from customers and maintains allowances for bad and doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the customers of the Group were to deteriorate, actual write-offs would be higher than estimated. For the year ended December 31, 2003, 2004 and 2005, the Group made the provision for bad and doubtful debts in the amount of HK$ 8,402, HK$5,654 and HK$350 respectively.

The Group periodically reviews the carrying amounts of provision for bad and doubtful debts to determine whether there is any indication that the provision needs to be written off. If the Group becomes aware of a situation where a customer is not be able to meet its financial obligations due to change of contact information by the customer without notification or after seeking professional advice from lawyers or debt collection agent that the probability of recovery is remote, the Group will consider to write off the debt.

(iii)	Impairment of property, plant and equipment

The Group periodically reviews internal or external resources to identify indications that the assets may be impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. In assessing the recoverable amount of these assets, the Group is required to make assumptions regarding estimated future cash flows and other factors to determine the net realizable value. If these estimates or their related assumptions change in the future, the Group may be required to adjust the impairment charges previously recorded.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
26.	ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)
(b)	Critical accounting judgement in applying the group’s accounting policies (continued)
(iv)	Impairment of property, plant and equipment (continued)

The Group applies the foregoing analysis in determining the timing of the impairment test, the estimated useful lives of the individual assets, the discount rate, future cash flows used to assess impairments and the fair value of impaired assets. It is difficult to precisely estimate the price of the transponder capacities and related satellite services and residual values because the market prices for our assets are not readily available. The estimates of future cash flows are based on the terms of existing transponder capacity and service agreements. The dynamic economic environment in which the Group operates and the resulting assumptions used in setting depreciable lives on assets and judgment relating to the utilization rate of the assets, price and amount of operating costs to estimate future cash flows impact the outcome of all of these impairment tests. If these estimates or their related assumptions change in the future, the Group may be required to record impairment loss for these assets not previously recorded.

The Group periodically reviews the carrying amounts of its property, plant and equipment through reference to its use value and fair market value as assessed both by the Group and by an independent professional property appraiser. If the use value or fair market value of the property, plant and equipment are lower than their carrying amount, the Group may be required to record additional impairment loss not previously recognised. Details of the impairment loss of property, plant and equipment are disclosed in note 5.

(v)	Contingencies and provisions

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

To estimate the expenditure that the Group is likely to bear in order to settle an obligation, the management of the Group takes into consideration all of the available information at the closing date for its consolidated financial statements. If no reliable estimate of the amount can be made, no provision is recorded. For details, please refer to note 14 of contingent liabilities.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
27.	Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ended December 31, 2005

Up to the date of issue of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ending December 31, 2005 and which have not been adopted in these financial statements:

Effective for
accounting periods
beginning on or
after
HK(IFRIC)4, Determining whether an arrangement contains a lease	January 1, 2006
HK(IFRIC)6, Liabilities arising from participating in a specific market – Waste electrical and electronic equipment	December 1, 2005
Amendments to HKAS 19, Employee benefits – Actuarial Gains and Losses, Group Plans and Disclosures	January 1, 2006
Amendments to HKAS 39, Financial instruments: Recognition and measurement:
- Cash flow hedge accounting of forecast intragroup transactions	January 1, 2006
- The fair value option	January 1, 2006
- Financial guarantee contracts	January 1, 2006
Amendments, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005, to:
- HKAS 1, Presentation of financial statements	January 1, 2006
- HKAS 27, Consolidated and separate financial statements	January 1, 2006
- HKFRS 3, Business combinations	January 1, 2006
HKFRS 7, Financial instruments: disclosures	January 1, 2007
Amendment to HKAS 1, Presentation of financial statements:
capital disclosures	January 1, 2007
In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on December 1, 2005 and would be first applicable to the Group’s financial statements for the period beginning January 1, 2006.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of amendments to HKAS 1, HKAS 27 and HKFRS 3 made as a result of the Hong Kong Companies (Amendment) Ordinance 2005 are not applicable to any of the Group’s operations and that the adoption of the remaining standards is unlikely to have a significant impact on the Group’s results of operations and financial position.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP
(a)	Summary of Significant Differences Between HK GAAP and US GAAP

The Group’s accounting policies conform with generally accepted accounting principles in Hong Kong (“HK GAAP”) which differ in certain material respects from those applicable generally accepted accounting principles in the United States of America (“US GAAP”).

As further described in note 4, the Group adopted all applicable HKASs that required initial adoption in 2005. As a result, certain amounts under HK GAAP for the years ended December 31, 2003 and 2004 were required to and have been restated to comply with those 2005 initial adoption requirements. Consequently, the amounts of certain differences between HK GAAP and US GAAP for the years ended December 31, 2003 and 2004 have been restated as a result of the initial adoption of certain HKASs in 2005 that required retrospective application as follows:

	As
	previously	Effects of adopting		As
Reconciliation of net income to US GAAP	reported	HKAS 40	HKFRS 2	restated
	HK$	HK$	HK$	HK$
2003
Loss attributable to the equity shareholders in accordance with HK GAAP	(224,718)	7,700	898	(216,120)
Adjustments required under US GAAP
Revaluation of investment properties	70	(7,700)	—	(7,630)
Stock based compensation	344	—	(898)	(554)

2004
Loss attributable to the equity shareholders in accordance with HK GAAP	(57,757)	(2,200)	—	(59,957)
Adjustments required under US GAAP
Revaluation of investment properties	(78)	2,200	—	2,122
Stock based compensation	—	—	—	—
With the adoption of new accounting standards, all revaluation gains and losses of investment properties are recognized in the profit and loss account. Since revaluations are not permitted under US GAAP, adjustments under HK GAAP are reversed and differences between HK GAAP and US GAAP for the years ended December 31, 2003 and 2004 are restated. The adoption of new HKFRS 2 has also resulted in a change in accounting policy for employee share options and other shared-based payments under HK GAAP. Since the accounting treatment under HK GAAP is different from US GAAP, adjustment under HK GAAP is reversed under US GAAP.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)
(a)	Summary of Significant Differences Between HK GAAP and US GAAP (continued)

The significant differences relate principally to the following items and the adjustments considered necessary to present the net loss and shareholders’ equity in accordance with US GAAP are set out below.
(i)	Investment properties revaluation and depreciation

In prior years under HKGAAP, movements in the fair value of the Group’s investment properties were recognised directly in the investment properties revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, or when a deficit previously recognised in the statement of operations had reversed, or when an individual investment property was disposed of. In these limited circumstances movements in the fair value were recognised in the statement of operations. Upon adoption of new HK GAAP as from January 1, 2005, all changes in the fair value of investment properties are recognised directly in the statement of operations in accordance with the fair value model.

Under US GAAP, investment properties are stated at cost and depreciated over the shorter of the useful life and the land lease terms. Accordingly, the investment properties of the Group and its jointly controlled entity, which are stated at open market value, have been restated at historical cost less accumulated depreciation.

Depreciation has been based on the historical cost of the properties held by the Group and its jointly controlled entity and the useful lives of such properties range from 44 to 46 years. The gross historical cost of properties held by the Group and its jointly controlled entity subject to depreciation under US GAAP which are not depreciated under HK GAAP at December 31, 2005 amounted to HK$3,821 (2004: HK$3,821) and HK$140,000 (2004: HK$140,000), respectively.

In the US GAAP reconciliation of net loss for the year, the adjustments with respect of investment properties represent: (i) the reversal of revaluation gain in respect of the Group’s properties of HK$nil (2004: HK$78 and 2003: revaluation loss of HK$70), and the Group’s proportionate share of revaluation loss in respect of the property held by its jointly controlled entity HK$7,150 (2004: revaluation loss of HK$2,200 and 2003: revaluation gain of HK$7,700); and (ii) the depreciation in respect of the properties held by the Group amounting to HK$83 (2004: HK$84 and 2003: HK$83), and the Group’s proportionate share of depreciation in respect of the property held by jointly controlled entity amounting HK$1,750 (2004: HK$1,750 and 2003: HK$875) which are not recongized under HK GAAP.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)
(a)	Summary of Significant Differences Between HK GAAP and US GAAP (continued)
(i)	Investment properties revaluation and depreciation (continued)

In the US GAAP reconciliation of shareholders’ equity at December 31, 2005, the adjustments represent the reversal of revaluation gain in respect of the investment properties of the Group of HK$nil (2004: HK$78), and the Group’s proportionate share of revaluation loss in respect of the property held by its jointly controlled entity HK$1,650 (2004: revaluation gain of HK$5,500).

(ii)	Share options

The Group granted share options to directors and employees. Under HK GAAP and prior to January 1, 2005, the proceeds received are recognised as an increase to capital upon the exercise of the share options. The Group does not account for the issuance of stock options until they are exercised. With effect from January 1, 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the consolidated statement of operations, or as an asset, if the cost qualifies for recognition as an asset under the Group’s accounting policies. A corresponding increase is recognised in a capital reserve within equity.

Under US GAAP, the compensation expenses are based on the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the stock options. Such amount is charged to the consolidated statement of operations over the vesting period of the options. Any expenses recognised based on the fair value of share options under HK GAAP is reversed under US GAAP.

In the US GAAP reconciliation of net loss for the year ended December 31, 2003, the compensation expense of share options granted represents the reversal of expense recongnised based on the fair value of the share option under HK GAAP amounted to HK$898 and the amortization of compensation expenses in relation to share options under US GAAP amounted to HK$ 344. There has been no compensation expense of share options granted for the year ended December 31, 2004 and 2005 as no additional options of the Group were granted nor did any options from previous grants vest during 2004 and 2005.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)
(a)	Summary of Significant Differences Between HK GAAP and US GAAP (continued)
(iii)	Impairment of long-lived assets

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

Under US GAAP, in accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, recoverability of the assets is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

Given that the undiscounted cash flows expected to be generated by certain long-lived assets were below the carrying amount of such assets and subject to impairment under HK GAAP, the assets are also considered impaired under US GAAP. Accordingly, the impairment loss recognised under HK GAAP has not been reversed for US GAAP purpose.

(iv)	Minority interests

In prior years under HK GAAP, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as a deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the statement of operations as a deduction before arriving at the profit or loss attributable to shareholders.

With effect from January 1, 2005, under new HK GAAP, minority interests become part of the total result for the year and total equity of the Group, whereas under US GAAP, minority interests are excluded from the total result for the year and shareholders’ equity of the Group. However, there is no impact on net income and shareholders’ equity under US GAAP.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)
(a)	Summary of Significant Differences Between HK GAAP and US GAAP (continued)
(v)	Segment reporting

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

Segment information, including revenues and results for these segments for each of the three years ended December 31, 2005 is presented in note 22. The computation of segment results required by HK GAAP approximates measures of performance used internally by the chief operating decision maker and materially complies with US GAAP.

Please refer to note 22 for the Group’s other segment information required by the provisions of SFAS No. 131 “Segment Reporting”.
(b)	Net loss

The effect on net loss of significant differences between HK GAAP and US GAAP is as follows:

	Years ended December 31,
	2003		2004		2005	2005
	HK$		HK$		HK$	US$
Net loss attributable to equity shareholders in accordance with HK GAAP	(216,120	) (1)	(59,957	) (1)	(135,564	(17,380)

Adjustments required under US GAAP
Revaluation of investment properties	(7,630	) (1)	2,122	(1)	7,150	917
Depreciation of investment properties	(958)		(1,834)		(1,833)	(235)

Compensation expenses of share options granted	(554	) (1)	—		—	—
Impairment of long-lived assets	—		1,080		—	—

Net loss in accordance with US GAAP	(225,262)		(58,589)		(130,247)	(16,698)

Basic and diluted loss per share under US GAAP	(55 cents	)	(14 cents	)	(32 cents )	(4 cents )

(1)	With effect from January 1, 2005, HK GAAP has been converged in all material respects with the international Financial Reporting Standards. Accordingly, certain of the Group’s accounting polices have been changed in line with adoption of the new standards (see note 4 to the consolidated financial statements). As a result, certain comparative figures for the year ended December 31, 2003 and 2004 have been restated.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)
(b)	Net loss (continued)

Options to purchase 8,450,000 shares and 4,230,000 shares of common stock at HK$2.765 per share were outstanding during the years 2004 and 2005, respectively, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares for the period. The options, which expire on May 21, 2011, were still outstanding at the end of year 2005.

(c)	Shareholders’ equity

The effect on shareholders’ equity of significant differences between HK GAAP and US GAAP is as follows:

	Years ended December 31,
	2004		2005	2005
	HK$		HK$	US$
Total equity attributable to equity shareholders in accordance with HK GAAP	2,193,153	(1)	2,058,625	263,926

Adjustments required under US GAAP
Revaluation of investment properties	(5,500	) (1)	1,650	212
Accumulated depreciation of investment properties	(2,432)		(4,265)	(547)
Impairment of long-lived assets	1,080		1,080	138

Shareholders equity in accordance with US GAAP	2,186,301		2,057,090	263,729

The changes in shareholders’ equity in accordance with US GAAP is as follows:

	Capital	Additional	Other	Retained
	stock	paid-in capital	reserves	earnings
	HK$	HK$	HK$	HK$
Balance at January 1, 2003	41,254	1,806,147	276	621,002
New shares issued under the share option scheme	73	1,946	—	—
Foreign currency translation adjustment	—	—	(282)	—
Compensation expense of share options granted	—	(344)	—	—
Transfer to other reserves	—	—	8	(8)
Net loss for the year	—	—	—	(225,262)

Balance at December 31, 2003	41,327	1,807,749	2	395,732
Foreign currency translation adjustment	—	—	80	—
Net loss for the year	—	—	—	(58,589)

Balance at December 31, 2004	41,327	1,807,749	82	337,143
Foreign currency translation adjustment	—	—	1,369	—
Net loss for the year	—	—	—	(130,247)
Others	—	—	—	(333)

Balance at December 31, 2005	41,327	1,807,749	1,451	206,563

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)
(d)	Comprehensive income under US GAAP

The comprehensive loss for the year ended December 31, 2003 was HK$225,544, comprised of net loss of HK$225,262 and a foreign currency translation loss of HK$282.

The comprehensive loss for the year ended December 31, 2004 was HK$58,509, comprised of net loss of HK$58,589 and a foreign currency translation gain of HK$80.

The comprehensive loss for the year ended December 31, 2005 was HK$128,878, comprised of net loss of HK$130,247 and a foreign currency translation gain of HK$1,369.

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

The consolidated statements of operations under US GAAP is as follows:

	Years ended December 31,
	2003	2004	2005	2005
	HK$	HK$	HK$	US$
Total revenues	316,291	277,260	336,512	43,142
Total costs and expenses	(484,036)	(323,519)	(445,891)	(57,166)

Loss from operations	(167,745)	(46,259)	(109,379)	(14,024)
Other income/(expenses)
Borrowing costs	(35,771)	(4,117)	(36,942)	(4,736)
Interest income	42,882	7,312	12,916	1,656
Others-net	11,878	2,020	17,915	2,297
Share of losses of jointly controlled entities	(65,708)	(2,259)	(2,595)	(333)

Loss before income taxes and minority interests	(214,464)	(43,303)	(118,085)	(15,140)
Provision for income taxes	(11,721)	(16,625)	(13,172)	(1,688)
Minority interests	923	1,339	1,010	129

Net loss	(225,262)	(58,589)	(130,247)	(16,699)

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)
(e)	Consolidated statements of operations and consolidated balance sheets under US GAAP (continued)

Under US GAAP, the Company’s consolidated current assets were HK$766,547 and HK$491,473 and total assets were HK$3,613,940 and HK$3,615,451 at December 31, 2004 and 2005, respectively, and consolidated current liabilities were HK$232,825 and HK$297,438 and total liabilities were HK$1,423,783 and HK$1,554,714 at December 31, 2004 and 2005, respectively.

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

A reconciliation of the major captions in the consolidated statements of cash flow under HK GAAP and US GAAP is as follows:

	Years ended December 31,
	2003	2004	2005
	HK$	HK$	HK$
Net cash from operating activities:

Amount under HK GAAP	91,292	233,378	149,528
US GAAP adjustment — interest received	9,279	6,810	13,404
— interest paid	(3,681)	(15,847)	(32,582)

Amount under US GAAP	96,890	224,341	130,350

Net cash used in investing activities:

Amount under HK GAAP	(589,259)	(364,492)	(617,468)
US GAAP adjustment — interest received	(9,279)	(6,810)	(13,404)

Amount under US GAAP	(598,538)	(371,302)	(630,872)

Net cash from financing activities:

Amount under HK GAAP	218,856	257,933	118,933
US GAAP adjustment — interest paid	3,681	15,847	32,582

Amount under US GAAP	222,537	273,780	151,515

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)
(g)	Income taxes

A reconciliation of the expected income tax benefit, using the statutory tax rates of the applicable countries, with the actual income taxes expense under US GAAP is as follows:

	Year ended December 31,
	2003	2004	2005
	HK$	HK$	HK$
Loss before tax and minority interests	(214,464)	(43,303)	(118,085)

Expected income tax benefit	(37,550)	(8,072)	(21,066)
Overseas withholding tax	20,237	17,000	18,856
Tax effect of non-deductible expenses	7,618	40,497	26,183
Tax effect of non-taxable revenue	(3,159)	(27,852)	(13,552)
Tax effect of unused tax losses not recognized	12,813	2,656	2,808
Tax effect of prior year’s unrecognized tax losses utilized this year	—	(7,604)	(57)
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	11,762	—	—

Actual tax expenses	11,721	16,625	13,172

All but an insignificant amount of loss was generated from Hong Kong sources.
Non-deductible expenses include losses incurred by several subsidiaries which do not produce any taxable income and as such, the losses are not deductible against future profits.
As at December 31, 2005, the Group had net operating loss carryforwards of approximately HK$2,171 million that it can carryforward indefinitely.
The income taxes expense under US GAAP is presented below:

	Years ended December 31,
	2003	2004	2005
	HK$	HK$	HK$
Current	134,734	17,000	18,856
Deferred	(123,013)	(375)	(5,684)

	11,721	16,625	13,172

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)
(g)	Income taxes (continued)

The principal components of the deferred tax liabilities/(assets) under US GAAP are as follows:

	December 31,
	2004	2005
	HK$	HK$
Deferred tax assets:
Tax losses	138,252	388,328
Property, plant and equipment	4,295	4,378
Trade and other receivables	2,537	2,705
Others	511	693

Total deferred tax assets	145,595	396,104
Valuation allowance	(13,088)	(16,073)

Net deferred tax assets	132,507	380,031

Deferred tax liabilities
Property, plant and equipment	(134,582)	(376,422)

Net deferred tax (liabilities)/assets	(2,075)	3,609

At January 1, 2003, the valuation allowance was HK$1,679. During 2003, 2004 and 2005, the valuation allowance increased by HK$15,231, decreased by HK$3,822 and increased by HK$2,985, respectively.
(h)	Summarized information on APT Telecom, a significant jointly controlled entity

Under US GAAP, APT Telecom’s net losses were HK$119,469, HK$4,108 and HK$3,772 for the years ended December 31, 2003, 2004 and 2005, respectively, total assets were HK$138,817 and HK$138,223 as at December 31, 2004 and 2005, respectively, and total liabilities were HK$135,925 and HK$139,103 as at December 31, 2004 and 2005, respectively.

During 2003, the directors of APT Telecom conducted a review of the company’s fixed assets and determined that property, plant and equipment, and other assets were impaired due to the recoverable amount of these assets is estimated to be less than their carrying amount. Accordingly, impairment loss of HK$89,018 has been recognized and charged to the statements of operations for the year ended December 31, 2003. APT Telecom did not have any impairment in 2004 and 2005.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)
(i)	Recent US accounting pronouncements

Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004)

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. The Company will adopt this Statement on January 1, 2006. The Group does not believe that the adoption of SFAS 123R will have a significant effect on its financial statements.

SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, which eliminates an exception in Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions”, for recognizing nonmonetary exchanges of similar productive assets at fair value and replaces it with a general exception for recognizing exchanges of nonmonetary assets at fair value that do not have commercial substance. This Statement will be effective for the Group for nonmonetary asset exchanges occurring on or after January 1, 2006. The Group does not believe that the adoption of SFAS 153 will have a significant effect on its financial statements.

SFAS No. 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which replaces APB 20 and SFAS No. 3, “Reporting Changes in Interim Financial Statements”. SFAS No. 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for the Group for all accounting changes and any error corrections occurring after January 1, 2006. The impact on the consolidated financial statements will depend on new pronouncements that are subsequently issued.