Form 20-F
period 2006-12-31
APT SATELLITE HOLDINGS LTD
filed 2007-06-28
CIK 1027229

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934, or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934, or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
Date of event requiring this shell company report
Commission file number 001-14564
APT SATELLITE HOLDINGS LIMITED

(Exact Name of the Registrant Specified in its Charter)
APT SATELLITE HOLDINGS LIMITED

(Translation of Registrant’s Name into English)
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
NONE
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
413,265,000 Ordinary Shares as of December 31, 2006.
Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.
YES ☐                     NO ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
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
Item 17 ☐                      Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐                     NO ☑

-i-

-ii-

GLOSSARY OF CERTAIN TERMS
     In this Form 20-F, unless the context otherwise requires, the following expressions have the following meanings:

ADS	An American Depositary Share representing ownership of eight shares of the Company’s Ordinary Shares, evidenced by American Depositary Receipts.

analog	A method of storing, processing or transmitting information through a continuously varied (rather than pulsed) signal.

APCN2	Asia Pacific Cable Network 2, a submarine cable project under a consortium of telecommunication companies. The project provides additional telecom capacity for designated Asian cities.

APSTAR System	The Company’s current and future satellites, including APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V, APSTAR VI , and any other satellites to be launched by the Company in the future.

APT/APT HK	APT Satellite Company Limited, a company incorporated in the HKSAR and a wholly-owned indirect subsidiary of the Company.

APT BVI	APT Satellite Investment Company Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company.

APT Group	The Company and its subsidiaries and affiliates.

APT International	APT Satellite International Company Limited, a company incorporated in the British Virgin Islands with limited liability and a shareholder of the Company.

APT’s Leases	The Lease Agreement as supplemented and modified by the Cancelled Agreement for Lease, the Deed of Cancellation, the Second Supplemental Agreement, the Fifth Modification of Lease and the Fifth Modification Proposal.

APT Telecom	APT Satellite Telecommunications Limited, a jointly controlled entity of the Company which is incorporated in the HKSAR.

APT Telecom Lease	The agreement for lease dated March 12, 2001 made between APT Telecom and Science and Technology Parks Corporation in respect of the Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extension Thereto, Hong Kong, as modified by the Modification of Agreement for Lease and Modification of Proposal Form.

APT TS	APT Telecom Services Limited, a company incorporated in the HKSAR and a wholly-owned subsidiary of APT.

bandwidth	A range of frequencies occupied by a modulated carrier or the range of frequencies which can be transmitted through a communications system. Bandwidth is one measure of the information carrying capacity of a transponder. The wider the bandwidth, the more information can be transmitted.

Bank loan	On December 16, 2002, APT Satellite Company Limited entered into a secured term facility of US$240 million. It was amended by a Deed of Amendment and Restatement on October 27, 2004 and a Second Deed of Amendment and Restatement on May 18, 2005.

Basic Law	The Basic Law of the Hong Kong Special Administrative Region (HKSAR) of the People’s Republic of China, effective as of July 1, 1997, is the constitutional document for the HKSAR.

beam	The directed electromagnetic rays emanating from a spacecraft or ground station. With respect to satellites, it typically refers to aggregates of these rays such as a China (coverage) beam or global (coverage) beam.

-iii-

Cancelled Agreement for Lease	The agreement for lease dated June 19, 2000 made between APT and the Science and Technology Parks Corporation in respect of the original Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto.

C2C	C2C Pte. Ltd., a cable network provider under a consortium of telecommunication companies led by Singapore Telecommunications Ltd.

CCTV	China Central Television, a PRC state-owned enterprise under the supervision and control of the SARFT.

CITV	China International Television Corporation, a PRC state-owned enterprise under the supervision and control of the SARFT.

CLTC	China Satellite Launch and Tracking Control General, a PRC state-owned enterprise subject to the supervision and control of the Defense Commission.

C-band	In satellite communications (FSS) used to refer to downlink frequencies between 3.4 GHz and 4.2 GHz and uplink frequencies between 5.85 GHz and 7.075 GHz. It is often referred to as 4/6 GHz.

cellular	Domestic public cellular radio telecommunications service. Cellular systems are based on multiple base stations, or ‘‘cells,’’ that permit efficient frequency reuse and on software that permits the system to band mobile calls from cell to cell as subscribers move through the cellular service area.

China Aerospace	China Aerospace Science & Technology Corporation (formerly China Aerospace Corporation or the PRC Ministry of Aerospace Industry), a PRC state-owned enterprise engaged in the research, design, testing and manufacturing of launch vehicles and satellites.

ChinaSat	China Telecommunications Broadcast Satellite Corporation, a PRC state-owned enterprise under the supervision of the MII and which is the satellite operation arm of the MII.

DBS	Direct broadcast satellite, a satellite capable of transmitting direct-to-home television programming.

dBW	Decibel relative to one watt, a measure of a satellite’s power (e.g., 50 dBW is 10 times more powerful than 40 dBW).

Deed of Cancellation	The deed of cancellation and surrender dated March 12, 2001 in respect of cancellation of the Cancelled Agreement for Lease made between APT and Science and Technology Parks Corporation.

digital	Referring to a method of storing, processing, or transmitting information through a pulsed (rather than continuously varied) signal.

downlink	The receiving portion of a satellite circuit extending from the satellite to the earth.

Director(s)	Director(s) of the Company, including all executive director(s), all non-executive director(s) and independent non-executive directors.

earth station	The antennae, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.

EBITDA	Net income before taking into account: (i) interest expenses; tax; any share of the profit of any associated company or undertaking, except for dividends received in cash by any member of the Company; any share of the non-cash loss of any investment company of other associated company or undertakings; and extraordinary and exceptional items; and (ii) without double-counting, after adding back all amounts provided for as depreciation, amortization, impairment assets value or other provision not involving an outflow of cash.

-iv-

EIRP	Equivalent isotropic radiated power, the product of the power supplied to the antenna and the antenna gain in a given direction relative to an isotropic antenna (absolute or isotropic gain).

Eligible Employee(s)	Employee(s) (whether full time or part time employee(s), including any executive director but not any non-executive director) of the Company or its subsidiaries.

Eligible Grantee(s)	Persons who are eligible to accept the offer of the grant of an Option in accordance with the Scheme 2001 or Scheme 2002, as the context requires.

FCL	Fixed Carrier Licence issued by OFTA for the provision of Facility-based External Telecommunication Services.

Fifth Modification of Lease	The fifth modification of agreement for lease dated May 31, 2002 made between APT and Science and Technology Parks Corporation in respect of modification of purpose of the lease contained in the Lease Agreement.

Fifth Modification Proposal	The fifth modification to proposal form dated May 31, 2002 made between APT and Science and Technology Parks Corporation in respect of modification of purpose in the proposal form in relation to the Lease Agreement.

footprint	The geographic area covered by a satellite’s downlink or uplink beams, the outer edge of which is generally defined as that area where the quality of communication degrades below an acceptable commercial level due to the spacecraft antenna pattern, power of the signal or curvature of the earth.

frequency	Number of repetitions in a given time. Typically it refers to the rate of variation per second of the carrier wave or modulating signal. Communications satellite RF signals are typically in the GHz frequency range. See C-band and Ku-band.

FTNS/Fixed Carrier Licence	Fixed telecommunications network services, presently known as Fixed Carrier Licence.

GEO	Geostationary orbit.

geostationary orbit	A geosynchronous orbit in which the orbital inclination and eccentricity of a satellite are zero such that the satellite appears to hover over a fixed position on the earth’s equator.

Global Offering	The Company’s initial world-wide public offering of Ordinary Shares and American Depositary Shares, each representing eight shares of the Company’s Ordinary Shares dated December 13, 1996.

HDTV	High definition television.

HKSAR	Hong Kong Special Administrative Region of the PRC.

ISDN	Integrated services data network.

ITU or International
Telecommunication Union	The International Telecommunication Union, the telecommunications agency of the United Nations, established to provide standardized communications procedures and practices, including frequency allocation and radio regulations, on a world-wide basis.

Joint Declaration	The Joint Declaration of the Government of the United Kingdom and the Government of the PRC on the Question of Hong Kong with Annexes signed on 19 December 1984.

Ku-band	In satellite communications (FSS), it is used to refer to downlink frequencies between 10.7 GHz and 12.75 GHz and uplink frequencies between 13.75 GHz and 14.8 GHz. Often it is referred to as 11/14 or 12/14 GHz.

Lease Agreements	The agreement for lease dated February 26, 1993, made between APT and the Science and Technology Parks Corporation in respect of Subsection 1 of

-v-

Section E of Tai Po Town Lot No. 13 and Extension Thereto, Hong Kong on which APT’s satellite control center is developed.

LEO	Low-earth orbit of up to 1,500 miles above the earth.

Master Registry	The Master International Frequency Register of the ITU, which lists frequency assignments of orbital slots upon notification.

MEO	Mid-earth orbit of up to 18,000 miles above the earth.

megahertz (MHz)	A measure of frequency, 1 million cycles per second.

microwave	Radio frequency carrier waves with wavelengths of less than one meter- frequencies above 300 MHz.

MII	Ministry of Information Industry of the PRC.

mobile satellite services	Services transmitted via satellites to provide mobile telephone, paging, messaging, facsimile, data, and position location services directly to users.

OFTA	The Office of the Telecommunications Authority of Hong Kong or, where the context requires, the Telecommunications Authority of Hong Kong.

operational life	The time for which a satellite is capable of operating in its allotted position. The expected end of a satellite’s in-orbit operational life is mainly based on the period during which the satellite’s on-board fuel permits proper station-keeping maneuvers for the satellite.

Option(s)	Options granted to the Eligible Grantees under the Scheme 2001 or to the Participants under the Scheme 2002, as the context requires.

paging	A service designed to deliver a message to a person whose location is unknown; messages may be received via an alphanumeric or character display or small speaker.

Participant(s)	Any person belonging to any of the following classes of persons: (a) any Eligible Employee; and (b) any non-executive directors (including independent non-executive directors) of the Company or any of its Subsidiaries, in accordance with the Scheme 2002.

PRC	The People’s Republic of China, other than HKSAR.

PSTN	Public switched telephone networks which comprise the network infrastructure necessary for providing basic telephone services.

radio frequency	A frequency that is higher than the audio frequencies but below the infrared frequencies, usually above 20 KHz.

Radio Regulations	Radio Regulations of the ITU.

Radio Regulatory Department	Radio Regulatory Department of the MII.

Radiocommunication Bureau	Radiocommunication Bureau of the ITU.

SARFT	China State Administration of Radio Film and Television, a government office responsible for the management of the provision of Radio, Film and Television in the PRC.

Satellite Control Center	The earth station of the APT Group for the TT&C of APSTAR Systems and the provision of broadcasting transmission and telecommunication services. It is located in Tai Po, New Territories, Hong Kong.

Science and Technology Parks Corporation	Hong Kong Science and Technology Parks Corporation (formerly known as Hong Kong Industrial Science and Technology Parks Corporation), the lessor of certain Lease Agreements with the Company.

scrambled programming	Programming signals which require a decoder for purposes of viewing.

-vi-

Second Supplemental Agreement	The second supplemental agreement for lease and grant of second extension area dated March 12, 2001 made between APT and the Science and Technology Parks Corporation in respect of Subsection 3 of Section E of Tai Po Town Lot No. 13 and Extensions Thereto.

signal	A physical, time-dependent energy value used for the purpose of conveying information through a transmission line.

switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information; switching is the process of interconnecting circuits to form a transmission path between users.

teledensity	Telephone access lines per 100 persons.

telemetry	Radio transmission of coded or analog data from a satellite to a ground station.

telephony	Science of construction and operation of telephones and telephonic systems.

transponder	A microwave repeater which provides a discrete path to receive communications signals, translate and amplify such signals and retransmit them to earth or another satellite.

TT&C	Telemetry, tracking and command.

TT&C Station	Telemetry, tracking and command station, a land-based facility that monitors and controls the positioning, altitude and status of a satellite in orbit.

uplink	In satellite communications, the signal from the earth station to the space station (satellite).

VSAT	Very small aperture terminal.

-vii-

PART I
Item 1. Identity of Directors, Senior Management, and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
Selected Consolidated Financial Information
     The following tables present selected historical consolidated financial information for APT Satellite Holdings Limited (the “Company” or “APT holding”) as of and for each of the years in the five-year period ended December 31, 2006. The selected historical statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected historical balance sheet data as of December 31, 2005 and 2006 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s Audited Consolidated Financial Statements (the “Consolidated Financial Statements”) and with “Item 5. Operating and Financial Review and Prospects”, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical Hong Kong GAAP statement of operations data for the years ended December 31, 2002 and 2003 and the selected historical Hong Kong GAAP balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited financial statements that are not included in this annual report on Form 20-F. In this annual report on Form 20-F, we have translated certain Hong Kong dollar amounts into U.S. dollars at the rate of HK$7.80 = US$ 1.00, which approximates the noon buying rate in New York City for cable transfer in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2006. We translate these amounts solely for your convenience, and these translations should not be construed as representations that, on such or any other date, Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.
     The Consolidated Financial Statements are prepared in accordance with Hong Kong GAAP, which differs in certain significant respects from US GAAP. For a description of the nature and effect of such differences between Hong Kong GAAP and US GAAP, see Item 18 and Note 28 of the “Notes to the Consolidated Financial Statements” of the Company.

	2002	2003	2004	2005	2006	2006
	HK$	HK$	HK$	HK$	HK$	US$
Statement of Operations Data:
(in millions, except per share data)
Hong Kong GAAP:

Total revenues	351.4	302.2	277.3	336.5	427.0	54.7
Total costs and expenses	(365.4)	(354.3)	(323.4)	(378.4)	(427.2)	(54.8)
Income/(loss) from operations	49.7	(148.2)	(38.6)	(78.5)	37.5	4.8
Share of (losses)/income of jointly controlled entities	(10.6)	(57.1)	(2.7)	(8.0)	2.2	0.3
Income/(loss) before income taxes	39.1	(205.3)	(45.4)	(123.4)	(24.5)	(3.1)
Net income/(loss)	2.3	(217.0)	(62.0)	(136.6)	(80.6)	(10.3)
Attributable to:
Minority interests	(2.3)	(0.9)	(2.0)	(1.0)	(1.1)	(0.1)
Equity shareholders of the Company	4.6	(216.1)	(60.0)	(135.6)	(79.5)	(10.2)

Basic earnings/(loss) per share (cents)(1)	1	(52)	(15)	(33)	(19)	(2)
Basic earnings/(loss) per ADS (cents)(1)	8	(416)	(120)	(264)	(152)	(19)
Diluted earnings/(loss) per share (cents) (1)	1	(52)	(15)	(33)	(19)	(2)
Diluted earnings/(loss) per ADS (cents)(1)	8	(416)	(120)	(264)	(152)	(19)
Weighted average number of shares outstanding(1) – Basic	413	413	413	413	413	413
Weighted average number of shares outstanding(1) – Diluted	413	413	413	413	413	413

Dividend per share (cents)	—	—	—	—	—	—

US GAAP:
Total revenues	347.8	316.3	277.3	336.5	427.0	54.7
Total costs and expenses	(314.6)	(484.0)	(323.6)	(445.9)	(427.3)	(54.8)
Gain on disposal of property, plant and equipment	—	—	—	—	17.6	2.3
Income/(loss) from operations	33.2	(167.7)	(46.3)	(109.4)	17.3	2.2
Share of (losses)/income of jointly controlled entities	(10.6)	(65.7)	(2.3)	(2.6)	0.4	0.1
Income/(loss) before income taxes and minority interests	47.6	(214.5)	(43.3)	(118.1)	(26.5)	(3.4)
Net income/(loss)	13.8	(225.3)	(58.6)	(130.2)	(81.5)	(10.4)
Basic earnings/(loss) per share (cents)(1)	3	(55)	(14)	(32)	(20)	(2)
Basic earnings/(loss) per ADS (cents)(1)	24	(440)	(112)	(256)	(160)	(20)
Diluted earnings/(loss) per share (cents)(1)	3	(55)	(14)	(32)	(20)	(2)

Diluted earnings/(loss) per ADS (cents)(1)	24	(440)	(112)	(256)	(160)	(20)
Weighted average number of shares outstanding(1) – Basic	413	413	413	413	413	413
Weighted average number of shares outstanding(1) — Diluted	413	413	413	413	413	413

Balance Sheet Data:
(in millions)
Hong Kong GAAP:
Working capital (2)	739.5	482.8	533.7	188.4	206.8	26.5
Property, plant and equipment, net	2,002.0	2,429.0	2,680.3	2,999.4	2,721.6	348.9
Total assets	3,347.0	3,305.6	3,621.0	3,614.3	3,407.6	436.9
Long-term liabilities (less current portion)	377.7	769.6	1,191.0	1,255.3	1,080.0	138.5
Total liabilities	864.2	1,046.6	1,423.8	1,552.7	1,425.3	182.7
Minority interests	6.8	5.9	3.9	2.9	1.8	0.2
Capital stock-common stock	41.3	41.3	41.3	41.3	41.3	5.3
Total shareholders’ equity	2,482.7	2,253.1	2,193.1	2,058.6	1,980.4	253.9

US GAAP:
Working capital (2)	739.5	482.8	533.7	194.0	216.6	27.8
Total assets	3,339.7	3,297.3	3,613.9	3,615.4	3,405.2	436.6
Total liabilities	864.2	1,046.6	1,423.8	1,554.7	1,426.4	182.9
Minority interests	6.8	5.9	4.6	3.6	1.8	0.2

Total shareholders’ equity	2,468.7	2,244.8	2,186.3	2,057.1	1,976.9	253.4

(1)	Per share and per ADS data is derived from the weighted average number of shares outstanding during the applicable period. Diluted earnings per share was the same as the basic earnings per share as there were no dilutive potential ordinary share in existence for five fiscal years ended December 31, 2006.

(2)	Current assets minus current liabilities.

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
     The consolidated financial statements of the APT Group are expressed in Hong Kong dollars (“HK$”). The translations of amounts from Hong Kong dollars into United States dollars for convenience of the reader in this annual report have been made at the rate on December 31, 2004, 2005 and 2006 of HK$7.80 = US$1.00. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2004, 2005 and 2006, or any other date.
     The market exchange rate of the Hong Kong Dollar against the US Dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. Exchange rates between the Hong Kong Dollar and other currencies are influenced by the rate between the US Dollar and the Hong Kong Dollar.
     The exchange rates of the Hong Kong Dollar to the United States Dollar as of and during the years ended December 31, 2002, 2003, 2004, 2005 and 2006 were as follows:

	2002	2003	2004	2005	2006
Average (1)	7.7997	7.7875	7.7891	7.7774	7.7684
High	7.8000	7.8001	7.8010	7.8000	7.7933
Low	7.7936	7.7085	7.7632	7.7519	7.7509
End of Period	7.7981	7.7640	7.7723	7.7545	7.7778

(1)	The rate of exchange means the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during the period.
     The exchange rates of the Hong Kong Dollar to the United States Dollar for each month during the previous six months were as follows:

	December 2006	January 2007	February 2007	March 2007	April 2007	May 2007
High	7.7805	7.8119	7.8156	7.8168	7.8225	7.8242
Low	7.7690	7.7778	7.8051	7.8086	7.8104	7.8062
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
     APT, through the PRC government, has requested the Radio Regulatory Department of the PRC via OFTA of Hong Kong to file and coordinate applications by APT for orbital slots with the Radiocommunication Bureau and for resolving interference concerns. The Radio Regulatory Department has notified the Radiocommunication Bureau of the proposed use of several orbital slots, namely 76.5 degrees East, 89.5 degrees East, 92.2 degrees East, 96 degrees East, 102.8 degrees East, 131 degrees East, 131.8 degrees East, 134 degrees East, 138 degrees East and 140 degrees East. APT also filed for the orbital slot at 142 degrees East but such filing has also been, for administration purposes, transferred to ChinaSat in 2004 after liaising with OFTA. Pursuant to such transfer, APSTAR I can be positioned at 142 degrees East under the existing licenses from OFTA. Under ITU regulations, no assurance can be given as to whether substantial modifications to satellite coverage or services may be required with respect to 142 degrees East, and no assurance can be given whether the coordination process with the ITU, with respect to the orbital slot at 76.5 degrees East, where APSTAR IIR is currently positioned, or any other orbital slot to be used by the Company’s satellites will be completed or whether the Company will have any priority for any such orbital slot.
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
     Because of the failure of Space Systems/Loral Inc., a subsidiary of Loral Space & Communications (“SS/Loral”), to obtain the export license for the transfer of the title of APSTAR V in time for launching, APT entered into a Satellite Procurement Amendment Agreement, a Satellite Transponder Agreement and a Satellite Agreement (collectively the “Definitive Agreements”) with SS/Loral and Loral Orion Inc. (“Loral Orion”) on August 26, 2003 for the purpose of minimizing any further delay in the launch of the satellite. Under the Definitive Agreements, the title of APSTAR V was transferred to Loral Orion upon intentional ignition of APSTAR V and simultaneously therewith APT was granted an irrevocable lease of forty-one and one-half (41 1/2) transponders for the lease term commencing upon transfer of title from SS/Loral to Loral Orion until the end of operational life of APSTAR V. Under the Satellite Agreement, APT will release the leasehold interest of twelve and one-half (12 1/2) transponders to Loral Orion in stages over a five years period from the in-service date of APSTAR V subject to payment of installments by Loral Orion to APT. This will result in APT having 29 transponders. Pursuant to the Settlement Agreement dated November 16, 2003 entered into between Loral Orion and APT, Loral Orion took up four and one-half (4 1/2) transponders, leaving eight transponders to be released by APT to Loral Orion at the anniversary of the fourth and fifth year after the commencement of APSTAR V. Under the leasehold arrangement, Loral Orion has committed to continue pursuing the necessary export license for title transfer of APSTAR V. The Definitive Agreements were approved by the United States Bankruptcy Court on October 28, 2003. The Company believes that entering into the Definitive Agreements facilitated the timely replacement of APSTAR I so that satellite transponder services of the APT Group can be enhanced. The Definitive Agreements will not adversely impact the business and future plans of the APT Group because the leasehold interests under the Definitive Agreements will allow APT to carry on its business in a normal commercial practice of leasing its transponders capacities to any third parties. Loral Skynet has exercised the acceleration option and has taken up one standard C band transponder and one extended C-band transponder on September 28, 2006.
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
     Business Risks
     Insurance
     The Company has in-orbit insurance coverage in respect of APSTAR V and APSTAR VI until June 29, 2007 and April 12, 2008, respectively. The in-orbit insurance for the only one transponder in APSTAR IIR was renewed up to April 30, 2006 and no renewal of in-orbit insurance was arranged for APSTAR IIR after April 30, 2006. No in-orbit insurance is maintained in respect of APSTAR I and APSTAR IA as their operation lives were already expired. On April 30, 2004, OFTA granted the Company a waiver whereby the requirement of third party liability insurance in respect of APSTAR I, IA and IIR, respectively, for in-orbit operation is waived. There can be no assurance that the Company will not be subject to claims for third-party liability in respect of satellites under the APSTAR System. As the title of APSTAR V has transferred to Loral Skynet upon launch, there is no need for the Company to obtain an Outer Space Ordinance Licence for APSTAR V and the Company is not required to secure third-party liability insurance for APSTAR V. The launch service provider of APSTAR VI has taken the third party liability insurance for the launch with one year after launch, which covers, among others, the Company, the governments of Hong Kong and PRC as additional insured. No third party liability insurance was maintained in respect of APSTAR VI upon launched after one year. No assurance can be given with respect to the change of policy of OFTA. Because of the drifting of APSTAR IA from its original geostationary orbital slots to new orbital slots for the provision of services to customers under inclined modes, APSTAR IA is covered under third-party liability insurance over drifting and operation until November 1, 2007.
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
     The laws of certain countries require domestic television broadcasters and domestic satellite telecommunications operators providing services in their home countries generally to use state-owned or locally-owned satellites to the extent capacity is available. These legal requirements may prevent the Company and other satellite companies from competing in the provision of transponder capacity to these potential customers. There can be no assurance that those countries in the Asia Pacific region, including those countries within the footprints of APSTAR System satellites and in which the Company’s customers currently provide programming or telecommunications services, such as PRC and Indonesia, will not impose similar requirements to use state-owned or locally-owned satellites in the future on domestic broadcasters or operators. The imposition of such requirements could adversely affect the Company’s results of operations and financial condition.
     Additional Financing Requirements
     On December 16, 2002, APT entered into a Bank loan which is secured by the assignment of the construction, launching, and related equipment contracts relating to APSTAR V and APSTAR VI and their related insurance claim proceeds, assignment of all present and fixed charges over certain bank accounts which will hold receipts of transponder utilization income and termination payments under construction, launching and related equipment contracts. As of December 31, 2005 and 2006, the aggregate outstanding borrowing amount under the Bank loan was US$144.5 million and US$120.0 million, respectively.
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
     Dependence on Key Customers
     Revenues from the Company’s five largest customers for the years ended December 31, 2004, 2005, and 2006 were HK$111.9 million, HK$112.9 million and HK$127.9 million (US$16.4 million), respectively, which represented 40.4%, 33.6% and 30.0%, respectively, of total revenues. Revenues from the Company’s largest customer represented 12.7%, 9.1% and 8.4%, respectively, of total revenues during such periods. The Company’s results of operations could be materially and adversely affected by the loss of one or more of its key customers. There can be no assurance that the key customers will renew the existing satellite capacity utilization agreements on similar commercial terms, including price levels and for similar capacity. In addition, to the extent the credit quality of key customers deteriorates or these customers seek bankruptcy protection, we may not be able to collect our receivables from these customers, which may adversely affect our operating results.
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
     Political and Economic Risks
     Substantially all of the Company’s revenues are derived from its operations conducted in the Asia Pacific region, including the PRC and Hong Kong. As a result, the Company’s results of operations and financial condition may be influenced by the political situation in the PRC, Hong Kong and elsewhere in the Asia Pacific region and by the general state of the various Asian economies. For the years ended December 31, 2004, 2005, and 2006, approximately 70.4% 60.0% and 48.6%, respectively, of the Company’s revenues were derived from customers based in other regions in the PRC. In addition, due to the geographic coverage of the Company’s satellites, the most significant market for the Company’s customers (whether or not such customers are based in the PRC) has been, and is expected to continue to be, the PRC.
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
     The PRC government has mandated that international satellite channels must distribute their channels in the PRC using a unified satellite platform different from the APSTAR System. The implications of this requirement are not yet certain. There can be no assurance that the PRC government will not further mandate part or all Chinese satellite channels to be distributed in certain satellite platforms other than APSTAR System. Since nearly half of the Company’s revenue is derived from the PRC, there may be an adverse impact on the Company’s business.
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
     In addition to SARS, there were incidences of avian flu reported in the Asia Pacific region, including Indonesia, Vietnam, Thailand and the PRC and deadly H5N1 was proved in certain cases. Effective treatments and vaccination for such diseases are yet available, and therefore further outbreaks of avian flu or other similar disease could adversely affect the economies of the region.
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
Business Overview
     The Company, through its subsidiary, APT, is a leading provider of high quality satellite services throughout the PRC and elsewhere in the Asia Pacific region. APSTAR System broadcasts satellite TV channels of many prominent international broadcasters, and PRC, Taiwan and Hong Kong broadcasters including CCTV, CETV-1, CBSAT, D-Sky and CableTV. The Company’s strategy is to serve as a preferred operator for these and other international and PRC, Taiwan, and Hong Kong broadcasters. The Company also provides transponder service to telecommunications operators, among others, Singapore Telecommunications Limited (“SingTel”), PCCW Global, China Telecom Corp. and China Mobile. In additional, the Company also provides transponder service to certain major telecommunication operators in newly emerging markets including Vietnam and Indonesia. Such well-known customers include Viettel, PT Telkom, and PSN.

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

Business segments:	2004	2005	2006
Revenue from external customers:
Provision of satellite transponder capacity and related services	238.4	290.7	363.1
Provision of satellite-based broadcasting and telecommunications services	38.7	45.5	63.8
Service income	0.2	0.3	0.1

Total	277.3	336.5	427.0

     Provision of satellite transponder capacity and related services
     The Company’s income from provision of satellite transponder capacity and related services is derived from its operating satellites.
     The Company’s first satellite, APSTAR I, was launched in July 1994 and commenced commercial service on September 15, 1994. APSTAR I was replaced by APSTAR V on August 13, 2004 at 138 degrees East. APSTAR I remains operating and can provide limited transponder service to customer, albeit APSTAR I is expected to operate with sufficient fuel in an inclined mode until late 2007. APT has entered into a utilization agreement with a customer to utilize APSTAR I at 142 degree East through the end of its useful life. APSTAR I was drifted from 138 degrees East to 142 degrees East in September 2004.
     The Company’s second satellite, APSTAR IA, was launched in July 1996 and commenced commercial service on September 1, 1996. APSTAR IA was replaced by APSTAR VI on June 7, 2005 at 134 degree East. APSTAR IA currently has sufficient fuel to operate at inclined mode until mid 2010. On May 30, 2005, APT entered into an agreement with NAOC to utilize APSTAR IA through its remaining useful life. The agreement was terminated in January 2007 due to the default of payment. An agreement has been entered into with another customer on June 8, 2007 and APSTAR IA will be drifted from its current orbital slot to an orbital slot designated by such customer.
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
     As at December 31, 2006, the utilization rates of APSTAR V and APSTAR VI were 71% and 65%, respectively.
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

     APSTAR VI provides broad Asia Pacific footprints. The Company mainly provides broadcasting service to broadcasters in China, as well as provides telecommunication services to telecom operators in other Asia Pacific regions. We believe that it will become one of the most popular multilingual, multicultural and multi-application satellite platforms in the Asia Pacific region.
     Satellite-based Broadcasting and Telecommunications Services
     In order to fully tap the business potential arising from the telecommunications field in the Asia Pacific region, including the PRC, APT Telecom Services Limited (“APT TS”) provides telecommunication services with its FCL (formerly known as external satellite-based fixed telecommunication network services), which was issued by the OFTA and transferred from APTT. Services under the FCL include VSAT, wholesale voice and Internet POP gateway services.
     On September 10, 2003, APT Satellite Telecommunications Limited (“APTT”), a jointly controlled entity owned by the Company, entered into a master agreement with APT TS, Skywork and SingaSat, whereby the business of APTT was reorganized through the transfer of APTT’s FCL business together with the FCL to APT TS and the transfer of APTT’s cable interests related to FCL, including the transfer of the APCN and C2C interests to SingTel. The former transfer was done pursuant to a transfer of business agreement between APTT and APT TS at consideration of HK$6,800,000 together with compensation of HK$13,500,000 payable by APTT in 5 equal annual installments commencing on February 1, 2005 to APTTS’s holding company, APT Satellite Company Limited, and the surrender by APTT of the remaining term of a services and facilities lease agreement in respect of a premises in Tai Po Industrial Estate. The latter transfer was done pursuant to a cable interests transfer agreement between APTT and SingaSat, which interests were subsequently assigned it to SingaSat’s holding company, SingTel, at considerations of HK$2,986,000 and HK$2,574,000 in respect of the APCN interest and C2C interest, respectively. This reorganization was completed on October 10, 2003. The Company believes that the reorganization will allow the APT Group to concentrate on the satellite-related telecom services business, which is in line with the APT Group’s core business in providing satellite transponder services.
     APT Satellite TV Development Limited (“APT TV”) established a satellite TV broadcasting platform based on the Satellite Television Uplink and Downlink License first granted by the Government of HKSAR in 1999 and was further broadened in March and June 2005 to include APSTAR V and APSTAR VI. To accommodate the future demand for satellite TV program services, enhance the encoding capability of APT TV and further develop the Company’s satellite broadcasting business, APT increased investments in uplinks and downlinks and TV-program transmission and broadcasting facilities during the first half of 2002. At December 31, 2006, there were 68 channels uplinked through APT TV’s broadcasting service.
     In April 2002, APT TV and Eurosport, Societe Anonyme (“Eurosport”) established an associate venture in which APT TV owned 35% interest in the associate. Through this associate, APT TV and Eurosport provide the Chinese market with satellite TV broadcasting services, and commenced operation of the first sports news channel in the PRC in July 2002. In December 2002, the associate venture signed an agreement with China International TV Corporation and obtained a permit for limited broadcasting in PRC. Owing to the change in business strategy of the associate such that the APSTAR System could not be used by the associate in establishing its business, APT TV transferred a 33% interest in the venture and the amount due from the associate to Eurosport at a consideration of HK$634 thousand (US$81 thousand). Although APT TV transferred a 33% interest in that associate’s total share capital to Eurosport in December 2003, the Company remains to pursue the establishment of the satellite TV platform as an overall strategy.
     CTIA VSAT Network Limited (“CTIA”), a 60%-owned indirect subsidiary of the Company. CTIA indirectly owns 21% of a PRC company that provides data broadcasting services for the PRC market, Beijing Zhong Guang Xin Da Data Broadcast Technology Co, Ltd. (“Beijing Zhong Guang Xin Da”). The Company indirectly holds a 12.6% effective interest in Beijing Zhong Guang Xin Da as a result.
     The revenue generated from provision of satellite-based broadcasting and telecommunications services were approximately HK$38.7 million, HK$45.5 million and HK$63.8 million (US$8.2 million) for the years ended December 31, 2004, 2005 and 2006, respectively, which represented 14.0%, 13.5% and 15.0%, respectively, of total revenues for such years.

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
     APT provides one-stop-solution to customers. For television programming distribution, these services may consist of arranging satellite capacity and providing teleport transmission facilities and other value-added services. Services for other broadcasting applications, such as live news and sports reporting, may include the arrangement of satellite capacity, the provision of trucks equipped for live news and sports broadcasts, transmission scheduling and signal monitoring. Services for business communications networks are generally more extensive and may include arranging satellite capacity, procurement and installation of on-site antennae and network design, integration, management, operation and maintenance. The Company has chosen to focus on the provision of satellite transponder service, based on the APSTAR System and new enhancement of value-added services, in order to maximize the efficient use of its resources so as to provide the highest quality service.
Broadcasting and Telecommunications Markets in Asia
     Increased Distribution of Television Programming
     The television market in Asia had been experiencing significant growth, both in terms of the number of broadcasters creating programming and the number of channels available to viewers during the past 3 years. International television programmers have been seeking to provide entertainment in Asia. Satellites are ideally suited for broadcasting to international, regional, and national audiences and for delivering television programming to cable operators or microwave transmission stations for local redistribution.
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
     Increased Spending on Telecommunications Projects
     A number of countries in Asia lack basic telephone services as well as the sophisticated optical fiber and digital switching infrastructure required for large bandwidth, high speed data applications for businesses. The governments of many of the developing countries in Asia have recognized the effect of shortages of telecommunications services in their countries and are responding by setting goals aimed at significantly increasing teledensity (measured in main telephone lines per 100 inhabitants) in their countries. The Company believes that government organizations in such countries and other less developed regions in Asia will depend significantly on wireless communications, including satellites, to serve their communications needs because the development of land-based infrastructure is more costly and time-consuming.
     Growth of Information Services Markets
     The Company believes that the market in Asia for information services still has the potential to grow, both in terms of the numbers of providers and users of such services and the types of services available. Satellite distribution is ideally suited for the provision of information services supplied by global service providers.
Customers and Services
     The Company provides satellite transponder capacity primarily to the broadcasting and telecommunications markets. For the years ended December 31, 2004, 2005 and 2006, the Company’s revenues were derived from the following customer bases:

	Years Ended December 31,
	2004	2005	2006
Broadcasting	51.2%	41.5%	33.4%
Telecommunications	44.6%	49.8%	61.7%
Other service	4.2%	8.7%	4.9%

     Revenues from the Company’s five largest customers for the years ended December 31, 2004, 2005 and 2006 were HK$111.9 million, HK$112.9 million and HK$127.9 million (US$ 16.4 million), respectively, which represented 40.4%, 33.6% and 30.0%, respectively, of total revenues. Revenues from the Company’s largest customer represented 12.7%, 9.1% and 8.4%, respectively, of total revenues during such periods.
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
     More and more local cable television operators and over-the-air local broadcasters install and position their downlink antennae to receive programming from programmers using a satellite in the APSTAR System. Once such antennae have been installed and positioned to receive signals from a particular programming provider on the relevant APSTAR System satellite, cable operators and local broadcasters can receive programming using the same antenna from other providers using such satellite. As a result, new programmers may seek to utilize transponder capacity on a satellite with an established audience rather than utilising transponder capacity on a satellite with a less-established audience.
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
     The following chart lists APT’s typical broadcasting customers and the nature of their programming:

Customer	Programming
China Central Television (“CCTV”)	National television in the PRC including CCTV-1 to 12, CCTV New, CCTV Cartoons except CCTV-4 and CCTV-9

China Education Television (“CETV-1”)	Educational television in the PRC

China Broadcasting Film Television Satellite Co., Ltd. (“CBSAT”)	Provisional television in the PRC, including Yunnan, Xinjiang, Guangdong and Hainan, totaling around 15 provinces and around 24 channels

     Backhaul Services. Broadcasters can use satellite capacity for “backhaul” operations, such as transporting programming from a broadcaster’s foreign news bureau to its broadcast center for simultaneous or later transmission.
     Ad Hoc/Occasional Services. Broadcasters can also use satellites to transmit coverage of live scheduled special events to programmers on a short-term ad hoc basis as well as to relay live news coverage, short duration video feeds and syndicated programming for broadcasters on a scheduled or ad hoc basis.
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
     For example, offshore communications use satellite business communications networks for point-to-point and point-to-multipoint data transmission. Banks use satellite networks to connect automatic teller machines to processing computers. News agencies use satellite networks to distribute information to numerous locations and paging operators use satellite networks to distribute paging information from a central switch to multiple remote transmitters for retransmission to pagers. The Company believes that there will continue to be opportunities in Asia to market transponder capacity to certain end users which, due to inadequate telecommunications infrastructure or high costs of local public networks, desire to operate their own private networks for data and voice transmission.
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
     On April 11, 2003, APT and SingTel entered into a new agreement (the “New Agreement”) superseding the old agreement, which was entered on January 8, 2001 pursuant to which SingTel was to use 15 C-band transponder services of APSTAR V. Pursuant to the New Agreement, APT agreed, subject to certain conditions, to provide 6 C-band transponders services of APSTAR V to SingTel, and upon SingTel’s written request within three years from the date on which APSTAR V commences operation, to also make available 5 more C-band transponders services of APSTAR V to SingTel. SingTel has not exercised its right to request additional C-band transponders. APT is obligated to provide operational and maintenance services to SingTel through APSTAR V’s useful life, which is expected to be not less than 13 years, in exchange for an annual management fee which will cover all costs associated with operations and management of the transponders as well as tracking, telemetry and command services, and all necessary maintenance. The fixed aggregate value of the management fees for the 6 transponder capacity amounts to US$16.3 million (approximately HK$127.1 million), and the annual amounts of the management fees will range from US$0.8 million (approximately HK$6.6 million) to US$1.4 million (approximately HK$11.0 million). If SingTel exercises its rights to utilize additional transponder capacity, the fixed aggregate amount of the management fees for the additional transponder capacity will be US$13.6 million (approximately HK$105.9 million).
     On September 1, 2004, APT and SingTel entered into an agreement to amend certain terminology and to modify the New Agreement into the form of utilization agreement for clarification purpose. The terms and conditions contained in the New Agreement remain unchanged.
     On October 22, 2004, APT entered an agreement with National Astronomical Observatories of the Chinese Academy of Sciences ( ”NAOC”) to utilize APSTAR I through the end of its useful life. Under the agreement with NAOC, APT provides the necessary satellite control services for APSTAR I to NAOC. In consideration of the services provided, APT receives a payment of approximately US$300 thousand per year from NAOC.
     On May 30, 2005, APT entered an agreement with NAOC to utilize APSTAR IA through the end of its useful life. Under the agreement with NAOC, APT provided the necessary satellite control services for APSTAR IA to NAOC. In consideration of the services provided, APT received a payment of approximately US$300 thousand per year from NAOC. The agreement with NAOC was terminated in January 2007 due to the default of payment by NAOC. An agreement has been entered into with another customer on June 8, 2007 and APSTAR IA will be drifted from its current orbital slot to an orbital slot designated by such customer.
     Transponder Utilization Agreements
     The Company’s typical transponder utilization agreement allows for utilization of the capacity of a transponder, either in whole or in part, on the APSTAR System. Most of these agreements require service fees to be paid in advance and provide for renewal options, while some of them require payment of a deposit. All of APT’s transponder utilization agreements require payment of all amounts due in US Dollars. Generally, upon a fixed number of months’ notice, a customer may terminate its transponder utilization agreement without cause. In such a case, however, the customer is obligated to pay to APT specified liquidated damages based on the terms of the transponder utilization agreement. In addition, the transponder utilization agreements, in general, provide for a specified reduction in the service fees if transponder service is interrupted for reasons not caused by the customer or beyond the control of APT (such as mechanical transponder failure). If such service interruptions continue without correction (within an acceptable period of time) and APT is unable to provide suitable alternative capacity within an agreed period thereafter, the customer is entitled to terminate the transponder utilization agreement without further obligation to APT. Under the terms of the transponder utilization agreements, APT is not liable for the lost profits or other indirect or consequential damages of its customers.
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
     The Company’s TT&C facility, which enables the Company to monitor the status of its satellites and respond to the technical demands of its customers, is an important part of the APSTAR System. See “Satellite Control Center”.
SUMMARY OF SATELLITE DATA

	APSTAR I	APSTAR IA	APSTAR IIR	APSTAR V	APSTAR VI
Region covered	North and	North and	Europe, Asia,	Most of Asia,	Most of Asia,
	Southeast Asia	Southeast Asia	Middle East,	Australia, New	Australia, New
			Africa	Zealand,	Zealand,
				Pacific region,	Pacific region,
				Hawaii	Hawaii
Status	Operational	Operational	Operational	Operational	Operational
	(inclined mode)	(inclined mode)
Model	HS 376	HS 376	FS 1300	FS1300	SB4100C1
Manufacturers	Hughes	Hughes	SS/Loral	SS/Loral	Alcatel
Transponders Ku-band	—	—	16	16 *	12
C-band	24	24	28	38 *	38
Expected end of operational life	**	***	2013	2019	2021

*	As at August 13, 2004, APT has taken up 25 C-band and 12 Ku-band transponders of APSTAR V. Two C-band were released to Loral Orion on September 28, 2006.

**	It is expected that APSTAR I will be operating in inclined mode through late 2007, this satellite remains functioning and provides limited transponder service to customer.

***	It is expected that APSTAR IA will be operating in inclined mode through mid 2010.
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
     APSTAR I started commercial operations on September 15, 1994 and was replaced by APSTAR V on August 13, 2004. APSTAR I has been fully depreciated with no residual value since 2004. APSTAR I currently has sufficient fuel to work in an inclined orbital mode through late 2007. APT has entered into a utilization agreement with a customer to utilize APSTAR I at 142 degree East through the end of its life.
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
     APSTAR IA started commercial operations on September 1, 1996. After successful launch and completion of In-Orbit Testing of APSTAR VI, APSTAR IA was replaced on June 7, 2005. APSTAR IA currently has sufficient fuel to work in an inclined orbital mode until mid 2010. APT had entered into a utilization agreement with NAOC to utilize APSTAR IA at 163 degrees East through the end of its life and it was terminated in January 2007. Further on, the Company has entered into an agreement with another customer on June 8, 2007 to utilize APSTAR IA through the end of its useful life.
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
     Because of the failure of SS/Loral to obtain the export license for the transfer of the title of APSTAR V in time for launching, APT entered into a Satellite Procurement Amendment Agreement, a Satellite Transponder Agreement and a Satellite Agreement (collectively the “Definitive Agreements”) with SS/Loral and Loral Orion on August 26, 2003 for the purpose of minimizing any further delay in the launch of the satellite. Under the Definitive Agreements, the title of APSTAR V was transferred to Loral Orion upon intentional ignition rather and simultaneously therewith. APT has entered into an irrevocable lease with Loral Orion for forty-one and one-half (41 1/2) transponders for the lease term commencing upon transfer of title from SS/Loral to Loral Orion until the end of operational life of APSTAR V. Therefore, the joint development of APSTAR V was converted to a lease. Under the Satellite Agreement, APT will release the leasehold interest of twelve and one-half (12 1/2) transponders to Loral Orion in stages over a five years period from the in-service date of APSTAR V subject to payment of installments by Loral Orion to APT. This will result in APT and Loral Orion having 29 and 25 transponders, respectively, at the end of the five years period from the in-service date. Under the leasehold arrangement, Loral Orion has committed to continue pursuing the necessary export license for title transfer of APSTAR V.
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
     APSTAR V was launched by Sea Launch Limited Partnership on June 29, 2004. APSTAR V, a high powered satellite based on an FS 1300 model satellite manufactured by SS/Loral, is comprised of 38 C-band and 16 Ku-band transponders. The satellite is located at the geostationary orbital slot of 138 degrees East, and the footprints of C-band transponders will cover a majority of the Asian countries in the Asia Pacific region, including China, India, South East Asia, Australia, New Zealand, and the Hawaiian Islands in the United States for provision of high quality and reliable broadcasting and telecommunications services. The footprints of Ku-band transponders are spanning across China (Beam One), and China and India (Beam Two). In-Orbit Test (IOT) was completed on August 13, 2004 and the result showed that all satellite specifications are in line with design and satellite useful life time is estimated to be 15.3 years. APSTAR V started commercial operations upon completion of IOT. All customer carriers on APSTAR I have been successfully migrated to APSTAR V on 138 degrees East. Based on the arrangements entered into by the Company and Loral Orion, title of the APSTAR V remained with Loral Orion. The Company assumed risks and rewards of 37 transponders (“APT Transponders”) for the entire operational life of APSTAR V under finance leases while the risks and rewards relating to the other 17 transponders remained with Loral Orion. The total cost for the communication satellites held under finance leases in connection with the APT Transponders of APSTAR V amounted to US$148.4 million, which has been funded by internal resources and the Bank loan. On September 28, 2006, Loral Orion acquired two additional C-band transponders and therefore APT Transponders in APSTAR V have been reduced to 35 transponders.
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
     Existing Orbital Slots
     APSTAR V and APSTAR VI are utilizing certain designated C-band and Ku-band frequencies in the orbital slots at 138 degrees East and 134 degrees East, respectively. The right to use these frequencies at such orbital slots has been licensed to the Company by the Kingdom of Tonga (“Tonga”), through TongaSat, which has responsibility for the ITU coordination process for the orbital slots at 138 degrees East and 134 degrees East with respect to such orbital slots and the frequencies covered by the Company’s license. The license agreements for the orbital slots at 138 degrees East and 134 degrees East each cover a period of 15 years (approximately coterminous with the expected operational life of the satellites).
     APSTAR I is currently located at 142 degrees East under PRC’s filing as approved by OFTA. APSTAR IA is currently located at 130 degrees East under PRC’s filing as approved by OFTA.
     APT has obtained a priority position in the ITU filing process for the use of the orbital slot located at 76.5 degrees East where APSTAR IIR is currently positioned. The coordination of the satellite network have been completed and notified in accordance with ITU regulations, and the frequency assignment has been recorded in the Master International Frequency Register and published by ITU.
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
     In view of the successful launch of APSTAR VI on April 12, 2005, APT did not exercise the option before the expiry date of September 30, 2005. According to the terms of the Option Agreement, the option has expired and the Option Agreement is deemed to be terminated. APT was responsible for all reasonable costs and expenses incurred up to the date of termination in respect of the preparation works for the design, construction, delivery and launch of APSTAR VIB. The balance of option price (net of all reasonable costs and expenses incurred) could be transferred to such other satellite project as may be designated by the Company or the contractor within two years after the expiry date of the option. In the event that the balance of option price would be transferred to a satellite project for another customer as designated by the contractor, the balance of the option price would be refunded to the Company. Up to and including the date hereof, the Company has no plan for the procurement and launch of a new satellite in the coming years due to the fact that the transponder market has remained highly competitive and the current supply of transponders exceeds demand in the Asia Pacific region, the possibility of transferring the preparation works of APSTAR VIB to another satellite project of another customer as designated either by the Company or the contractor in the coming years is expected to be remote. Accordingly, as the Company does not currently expect the option price to be applied towards any future satellite project within the required time restriction or that the contractor will refund the balance of option price to the Company, an impairment loss of HK$59.9 million has been recognised in 2005 in respect of the prepayment for construction of a satellite.
     Insurance
     APT maintains in-orbit insurance for APSTAR V (for thirty-five transponders) and APSTAR VI. The Company is not aware of any reason why it will not be able to renew the existing insurance for APSTAR V and APSTAR VI. The Company’s insurance policies have standard provisions and customary exclusions. For 2004, 2005 and 2006, the Company spent HK$12.6 million, HK$44.8 million and HK$54.7 million (US$7.0 million), respectively, on in-orbit insurance.
     In-orbit Insurance. Satellite in-orbit insurance is purchased on an annual basis. Such insurance provides protection only against the total loss, destruction or failure of the satellite. Total loss is defined as the loss of more than 75% of the satellite’s communications capacity for insured satellites. The in orbit insurance of APSTAR V (thirty-five transponders only) and APSTAR VI has already been renewed until June 29, 2007 and April 11, 2008, respectively. The Company is currently negotiating the third renewal of in-orbit insurance of APSTAR V.
     Third-Party Liability Insurance. Third-party liability insurance offers protection against liability to third parties for damage arising out of a particular launch and the operation of the satellite. On April 30, 2004, OFTA granted the Company a waiver exempting the Company from complying with the requirement of maintaining third-party liability insurance with respect to APSTAR I, APSTAR IA and APSTAR IIR for in-orbit operation. The launch service provider of APSTAR VI has taken the third party liability insurance for the launch with one year after launch, which covers, among others, the Company, the governments of Hong Kong and PRC as additional insured. No third party liability insurance was maintained in respect of APSTAR VI upon launched after one year. There is no need to take third party liability insurance for APSTAR V as the title of APSTAR V is with Loral Orion. Because of the drifting of APSTAR IA from its original geostationary orbital slot to a new orbital slot for the provision of services to customer under inclined mode, APSTAR IA is covered by third-party liability insurance over drifting and operation in its new orbital slot until November 1, 2007.
     Satellite and Ground Operation Facility
     APT operates its ground facility of approximately 77,000 square feet consisting of the Satellite Control Center, Network Operation Center and TV uplink Center on a property of approximately 85,000 square feet erected at the Tai Po Industrial Estate, Tai Po, Hong Kong. For details of the property, please refer to on the section entitled “Property, plants and equipment” under Item 4. APT employs approximately 45 experienced satellite and communications specialists and engineers to continuously control and monitor APT’s satellites in geostationary orbit, as well as to operate ground teleport and satellite TV uplink services.
     To better support the operation of APSTAR V and APSTAR VI as well as the satellite television uplink services, the Company has expanded its operating facilities since 2000 by purchasing antennae, radio frequency and baseband equipment. The Company currently operates a number of antennae ranging from 3 meter to 13 meter in diameter and transmission facilities, as well as the related equipment and facilities, such as radio frequency equipment, baseband units, ground monitoring systems, data processing systems and communication traffic monitoring systems. Each antenna is capable of controlling any of the Company’s satellites and is designed to withstand winds of up to 150 miles per hour. The Company maintains its own power generator and uninterrupted power supply to provide continuous electricity supply in case of a power outage.
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
     The Company has completed the installation of satellite broadcasting facilities in the Satellite TV Uplink Center, under the Satellite Television Uplink and Downlink License issued on July 6, 1999. The Satellite TV Uplink Center provides “one stop solution” service to customers such as playout, digital video broadcasting compression, turn around and radio frequency uplink transmission service. As of December 31, 2006, there were up to 68 satellite TV channels being uplink and broadcast for the region.
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
     Additional Orbital Slots
     OFTA, on behalf of the PRC government, is responsible for the coordination of a number of orbital slots for APT including the orbital slot at 76.5 degrees East in which APSTAR IIR is located. The Company has filed an application for the orbital slot at 131 degrees East, 89.5 East, 92.2 degrees East, 96 degrees East, 102.8 degrees East, 131.8 degrees East, 134 degrees East, 138 degrees East and 140 degrees East. Those orbital slots could be used by future satellites.
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
     The Company faces competition in all its markets from one or more satellite systems. Other than domestic satellite companies, the Company is currently aware of certain other international or regional satellite companies with similar coverage in Asia: Intelsat, Asia Satellite Telecommunications Holdings Limited (“AsiaSat”), PanAmSat Corporation (“PanAmSat”), Shin Satellite (“ShinSat”), Sino Satellite Communications Company Limited (“SinoSat”), Measat Satellite System (“Measat”), Jsat Corporation (“JSAT”) and Asia Broadcast Satellite (“ABS-I”). Due to the economic slowdown in many Asian countries, many satellite-related projects have been delayed or cancelled and the current supply of transponders is still greater than the demand. For such reasons, APT has faced fierce market competition resulting in price-cutting and pressure on utilization rates.
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
     International Satellites
     The market for international satellite communications capacity has been dominated by Intelsat for 30 years, and Intelsat can be expected to continue to dominate it for the foreseeable future. Intelsat, established by international treaty in 1964, owns and operates the largest fleet of commercial geosynchronous satellites in the world. On July 3, 2006, Intelsat announced the completion of its merger with PanAmSat Holding Corporation. With the addition of PanAmSat’s video market expertise, advanced satellite fleet and blue-chip media customer base to Intelsat’s portfolio, Intelsat is now the largest provider of fixed satellite services (FSS) worldwide to each of the media, network services/telecom and government customer sectors. The new Intelsat brings the most extensive satellite communications network, integrating 51 satellites with the GXS infrastructure of more than 20,000 miles of fiber optic, 8 teleports and more than 50 PoPs, the global network enables clients to meet the communications requirements widely. Intelsat is the largest provider of fixed satellite services worldwide and a leading provider of these services to each of the media, network services and telecom and government customer sectors. It has a global fleet of 51 satellites and eight teleports and terrestrial facilities. It supplies video, data and voice connectivity in over 200 countries and territories. The television distribution and VSAT operations of Intelsat could potentially compete directly with the Company.
     Regional Satellites
     Coverage, service and target customers of AsiaSat are very similar to those of APT. AsiaSat 2’s footprint is smaller than that of APSTAR IIR, but AsiaSat 3S, which was successfully launched in March 1999, has a footprint very similar to APSTAR IIR’s footprint. AsiaSat 4 was also successfully launched in April 2003 and provides footprints coverage across Asia and Australia. AsiaSat 5, the replacement satellite of AsiaSat 2, is expected to be launched in 2008. The Company believes AsiaSat is and will continue to be a major competitor of APT in the Asia Pacific market, including the PRC market.
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

     SinoSat, which was established in May 1994, is a state-owned telecommunications satellite operator and has three major shareholders including China Aerospace Science & Technology Corporation, CITIC Group and China Financial Computerization Company. Its first satellite, SinoSat-1, was launched on July 18, 1998 carrying 24 C-band and 14 Ku-band transponders with footprints including China and Asia Pacific regions for providing telecommunication, data transmission and TV broadcasting whereas its future satellite is still in the planning and development stage. In addition to SinoSat-1, a new communications satellite for radio and television broadcasting, SinoSat-3, was recently launched on June 1, 2007 carrying 10 C-band transponders with footprints including entire China and part of the neighborhood countries and regions. Because of their coverage and transponder capacity, SinoSat-1 and SinoSat-3 are one of the Company’s competitors in the Asia Pacific region.
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

     The ultimate authority to grant licenses and otherwise to administer the Outer Space Ordinance is vested in the Chief Executive. In practice, all relevant matters are dealt with on a regular basis by OFTA. Effective July 1, 1997, the regulation of satellite launch and operation by Hong Kong companies has remained under the authority of OFTA. APT had previously been granted licenses under the Outer Space Act 1986 (Hong Kong) Order 1990 (the “Outer Space Order”) by the Chief Executive covering current and future operation of each of APSTAR I, APSTAR IA, APSTAR IIR and APSTAR VI, subject to the conditions of the respective licenses and under the Outer Space Ordinance, such licenses are valid and effective as if granted, maintained or made under the Outer Space Ordinance. Each of these licenses requires the approval of the Hong Kong government for any transfer of a beneficial interest in the satellite.
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
     The Company, through APT BVI, indirectly owns 100% of APT. The full list of subsidiaries of APT Group is set forth in Note 1 to the Consolidated Financial Statements.

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
     Under the satellite TV broadcasting license granted by the Government of HKSAR, the Company’s wholly-owned subsidiary, APT Satellite TV Development Limited, has developed a satellite television broadcasting platform as part of Phase II. As at December 31, 2006, the Company has invested HK$29.9 million (US$3.8 million) in the facilities. As a result, the Company’s program transmission capacity is increased, strengthening its capacity to meet future demand for satellite TV services.
Item 4A. Unresolved Staff Comments
     The Company currently has no unresolved SEC Staff comments.
Item 5. Operating and Financial Review and Prospects
     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company. The Consolidated Financial Statements have been prepared in accordance with Hong Kong GAAP, which differs in certain respects from US GAAP. For a summary of significant differences between Hong Kong GAAP and US GAAP, see Item 18 and Note 28 of the Notes to the Consolidated Financial Statements.
Overview
     The Company’s existing satellites provide commercial service to broadcasting and telecommunications customers in the Asia Pacific region. APT’s transponder utilization agreements typically require the payment of a deposit of one calendar quarter’s utilization fee upon signing of the contract, provide for an escalation of utilization fees during the agreement term according to an agreed upon schedule, require utilization fees to be paid in advance and provide for renewal options.

     Certain aspects of the business of the Company are subject to governmental regulation, including the coordination of orbital slots under the regulations of the ITU and the licensing of the Company’s satellite-related activities in Hong Kong by the HKSAR under the Outer Space Ordinance. Licenses from the HKSAR must be obtained to launch or operate a satellite. APT has obtained licenses covering current and future operation of each of APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V and APSTAR VI. The licenses each require the approval of the HKSAR for any transfer of a beneficial interest in the satellite. Fees with respect to each of these licenses are payable annually at fixed rates. The Company paid aggregate license fees with respect to its satellites of HK$517 thousand (US$66 thousand) to the HKSAR in 2006. Although neither the Joint Declaration nor the Basic Law makes express provision with respect to the Outer Space Ordinance or the regulation of satellite launch and operation or other outer space activities, the Basic Law provides that the laws previously in force in Hong Kong shall be maintained, except for any laws that contravene the Basic Law, and subject to any amendment by the legislature of the HKSAR.
     The Company believes that the market for satellite communications will not improve significantly in the coming year due to the increased competition in the transponder services market on the ground that supply over demand as a result of more new satellite launching in the region. The Company, however, plans to develop new satellite broadcasting and telecommunications businesses, with a view to maintaining business growth. The Company is currently focusing its sales and marketing efforts on:
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
     The APSTAR System, together with their corresponding telemetry, tracking and control systems, have been operating under normal conditions. The Company’s core business remains the provision of satellite transponder capacity and broadcasting services in the Asia Pacific region. In the years of 2005 and 2006, the transponder service market remained highly competitive. The market for satellite communications in the Asia Pacific region remained highly competitive because of the following reasons: (i) there was a significant oversupply in transponder capacities with respect to transponders operating on both the C-band and Ku-band; and (ii) there was an over-supply in submarine cable capacities, particularly with respect to telecommunication services. The Group has achieved significant growth in utilization rates for APSTAR VI, despite the fierce market competition. As of December 31, 2006, the utilization rates of APSTAR V and APSTAR VI were 71% and 65%, respectively.
     The Company intends to continue focusing on its core-business of providing satellite transponder capacity and satellite-based telecommunications services in the Asia Pacific region in the near term. While there is no current indication that the over-supply in transponder capacities and submarine cable capacities in the region will be reduced in the near term, the transponder markets as well as the broadcasting and telecommunication services market began a limited recovery at the end of 2006. APT continues to aggressively market the services of its new, state-of-the-art satellites, APSTAR V and APSTAR VI, which were launched on June 29, 2004 and April 12, 2005, respectively, in an attempt to gain market share as the economy improves. The Company believes that the advantages of these two satellites include (i) higher power; (ii) broadened footprints; (iii) smooth customer migration; (iv) linking northern and southern hemispheres and bridging major cities between North America and Asia; (v) anti-jamming features (APSTAR VI only); and (vi) the potential for strong neighborhood effects with such customers as CCTV and other renowned broadcasters, which enjoy over 300 million TV-households.
     APT Satellite TV Development Limited (“APT TV”) has established its satellite TV uplink and broadcasting services platform (the “Satellite TV Platform”) for the provision of broadcasting services under a Satellite TV Broadcasting Licence granted by HKSAR. The Company believes that the Satellite TV Platform will help establish a neighborhood effect, whereby the APSTAR System will stimulate more demand for transponder capacities for the APSTAR System. As at December 31, 2006, APT TV has carried up to 68 satellite TV channels for the broadcasters in the region. APT Telecom was re-organized on September 10, 2003 in response to the continued downturn in the market for telecommunication services and the oversupply of submarine cable capacities. After the reorganization, APT Telecom Services Limited continued to provide telecommunication services under the Fixed Carrier License approved by OFTA in October 2003. The Company believes that the provision of broadcasting service and telecommunication service offerings to its customers provides an important competitive advantage with respect to customers who desire a “one-stop” shop in communications services.
     The Company projects that the broadcasting and telecommunication businesses in the Asia Pacific region will see steady growth during 2007. The transponder service market will likely still be highly competitive due to excess capacity in the transponder market in the region. As a result of the economic growth in the Asia Pacific region and the continued rapid economic growth in China, the Company anticipates that the demand for transponders will grow steadily in 2007. The Company believes that there will be increases in customers and transponder utilizations, and the increase in telecommunications or broadcasting services. Meanwhile, the market competition will still be fierce due to supply over demand with keen price pressure. The Group expects APSTAR V and APSTAR VI will continue to increase in utilizations and expand market shares further in 2007.
     An analysis of the sources of the Company’s revenues by business segment for the three years ended December 31, 2006 is shown in Item 4 “Information on the Company – Business Overview”. The following table sets forth, for the periods indicated, the percentage of revenues from continuing operations represented by certain revenue and expense items in the Company’s statements of operations.

	2004	2005	2006
Statement of Operations Data:
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of services (excluding depreciation and amortization)	24.1%	30.7%	25.0%
Depreciation and amortization	64.2%	58.9%	54.3%
Selling, general and administrative (excluding depreciation and amortization)	28.4%	22.9%	20.8%

Total costs and expenses	116.7%	112.5%	100.1%

	(16.7%)	(12.5%)	(0.1%)

Loss before income taxes	(16.4%)	(36.7%)	(5.7%)
Loss for the year	(22.4%)	(40.6%)	(18.9%)
     An analysis of the source of the Company’s revenues by geographical area for the years ended December 31, 2004, 2005 and 2006 is as follows:

			Years Ended December 31,
	2004		2005		2006
	Amount		Amount		Amount
	(HK$ in	% of Total	(HK$ in	% of Total	(HK$ in	% of Total
	millions)	Revenues	millions)	Revenues	millions)	Revenues
The People’s Republic of China:
Hong Kong	21.3	7.7%	38.5	11.5%	60.3	14.1%
Other regions	195.2	70.4%	201.9	60.0%	207.4	48.6%

			Years Ended December 31,
	2004		2005		2006
	Amount		Amount		Amount
	(HK$ in	% of Total	(HK$ in	% of Total	(HK$ in	% of Total
	millions)	Revenues	millions)	Revenues	millions)	Revenues
Singapore	23.3	8.4%	30.7	9.1%	49.8	11.7%
USA	8.4	3.0%	0.4	0.1%	0.4	0.1%
Indonesia	6.0	2.2%	32.3	9.6%	50.4	11.8%
Others	23.1	8.3%	32.7	9.7%	58.7	13.7%

	277.3	100.0%	336.5	100.0%	427.0	100%

     The Company has not incurred any research and development expenditure for the years ended December 31, 2004, 2005 or 2006.
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
     As disclosed in Note 22(e) to the Consolidated Financial Statements for the years ended December 31, 2004, 2005, and 2006, the Company did not write off accounts receivable. For the years ended December 31, 2004, 2005, and 2006, the Company made allowance for doubtful receivables in the amounts of HK$5.7 million, HK$0.4 million, and HK$8.3 million (US$1.1 million), respectively. If the financial condition of the Company’s customers were to deteriorate, additional allowances may be required.
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
     During the years ended December 31, 2004 and 2005, the Company conducted a review of the Company’s property, plant and equipment and determined that certain assets were impaired as the recoverable amount of these assets is estimated to be less than their carrying amount. An impairment loss relating to Company’s property plant and equipment of HK$1.8 million in respect of construction in progress was recognized for the year ended December 31, 2004. For the year ended December 31, 2005, impairment loss of HK$7.5 million in respect of communication satellite equipment had been recognised and charged to the statement of operations. For the year ended December 31, 2006, the Group conducted an impairment review on those equipment and concluded that no further impairment was required.
     Contingencies and provisions
     Contingencies, representing an obligation that are neither probable nor certain at the date of the financial statements, or a probable obligation for which the cash outflow is not probable, are not recorded.
     The tax dispute in respect of APSTAR IIR which was previously disclosed as a contingent liability was settled in 2006 and the profits tax and the Tax Reserve Certificate previously paid was refunded. For details, please refer to Item 18 and Note 19 of the “Notes to the Consolidated Financial Statements” of the Company.
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

     For details, please refer to Item 18 and Note 15 of the “Notes to the Consolidated Financial Statements” of the Company.
Change in accounting policies
     The Hong Kong Institute of Certified Public Accountants (HKICPA) has issued certain new and revised Hong Kong Financial Reporting Standards (HKFRSs) that are first effective or available for early adoption for the current accounting period of the Group. Item 18 and Note 4 of the “Notes to the Consolidated Financial Statements” of the Company summarises the accounting policies of the Group after the adoption of these developments to the extent that they are relevant to the Group. The adoption of these new and revised HKFRSs did not result in any significant impact for the current and prior accounting periods.
The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 27 of the “Notes to the Consolidated Financial Statements” of the Company), except for HK(IFRIC) 10, Interim financial reporting and impairment, which is effective for accounting periods beginning on or after November 1, 2006.
Recent US GAAP pronouncements
     Please see Item 18 and Note 28(i) to the Consolidated Financial Statements of the Company for recent US accounting pronouncements.
Commitments and Contingencies
     In the ordinary course of its business, the Company enters into commercial commitments for various aspects of operations, such as repair and maintenance. However, the Company believes that those commitments will not have a material effect on the Company’s financial condition, results of operations or cash flows.
     The following tables aggregate the contractual obligations and other commercial commitments of the Company as of December 31, 2006 (HK$ in millions):
     Contractual Obligations:

	Payments due by period
		Less than	1—3	4—5
	Total	1 year	years	years
US$240 million term Bank loan(1)	936.1	159.5	476.2	300.4
Interest payment obligations (2)	152.6	52.4	80.3	19.9
Purchase obligations of the Company (3)	4.9	4.9	—	—
Operating leases (4)	7.3	4.7	2.6	—

Total contractual obligations	1,100.9	221.5	559.1	320.3

     Other Commercial Commitments:

	Amount of commitment expiration per period
	Total
	amounts	Less than	1 – 3	4 – 5	After 5
	committed	1 year	years	years	years
Deposit received	20.4	15.0	5.4	—	—
Rental received in advance	34.2	34.2	—	—	—
Deferred income	222.1	—	50.9	45.1	126.1

Total commercial commitments	276.7	49.2	56.3	45.1	126.1

(1)	This line item represents the cash obligations for principal payments of the Bank loan. The Bank loan was secured by the assignment of the construction, launching and related equipment contracts relating to satellites under construction and their related insurance claim proceeds, assignment of all present and future utilization agreements of their transponders of satellites under construction, launching and related equipment contracts. The above Bank loan represents outstanding principle as at balance sheets date which does not include the borrowing cost amounting to HK$5.7 million (US$0.7 million).

(2)	This line item represents the contractual interest payable for the Bank loan. The interest payable is calculated by using average interest rate since the actual interest payment depends on future LIBOR.

(3)	This line item represents various purchase commitments entered into with the Company’s suppliers due to the long lead times required before the satellites become operational.

(4)	This line item represents future minimum payments under operating leases with remaining terms of one year or more.
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
Results of Operations
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Total Revenues. Total revenues for the year ended December 31, 2006 were HK$427.0 million (US$54.7 million), an increase of HK$90.5 million, or 26.9%, as compared to total revenues of HK$336.5 million for the same period in 2005. The increase of revenues in 2006 was due to commencement of some new utilisation services contracts for APSTAR VI and the increase of new customers in Satellite-based Broadcasting and Telecommunications Services business. The utilization rate for APSTAR VI has increased from 45% in 2005 to 65% in 2006.
     Total Costs and Expenses. The major components of total costs and expenses consist of cost of services, depreciation and amortization, and selling, general and administrative expenses. Total costs and expenses for the year ended December 31, 2006 were HK$427.2 million (US$54.8 million), an increase of HK$48.8 million, or 12.9%, as compared to total costs and expenses in the same period in 2005. This increase was primarily due to inclusion of full year of in-orbit insurance and depreciation of APSTAR VI while only 7 months costs of service of APSTAR VI was recorded in 2005 upon the commencement of operation of APSTAR VI in June 2005, the inclusion of an impairment loss for accounts and other receivables of HK$8.3 million, and the increase of selling expenses in respect of increased turnover.
     Cost of Services, including Depreciation and Amortization. The major components of cost of services include depreciation and amortization, orbital slot management fees, in-orbit insurance and satellite operations services charges. The cost of services, including depreciation and amortization for the year ended December 31,

2006 was HK$338.3 million (US$43.4 million), an increase of HK$37.2 million or 12.4% when compared to the cost of HK$301.1 million for the year ended December 31, 2005. This increase was due to all of the factors discussed below.
     Cost of Services, excluding Depreciation and Amortization. Cost of services excluding depreciation and amortization for the year ended December 31, 2006 was HK$106.8 million (US$13.7 million), an increase of HK$3.5 million or 3.4% as compared to cost of services of HK$103.3 million for the year ended December 31, 2005. The increased cost of services is mainly due to the payment of full year of in-orbit insurance for APSTAR VI, which began operation on June 7, 2005.
     Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2006 was HK$231.5 million (US$29.7 million), an increase of HK$33.6 million or 17.0% as compared to depreciation and amortization of HK$197.9 million for the year ended December 31, 2005. This increase was mainly due to inclusion of full year of depreciation of the satellite of APSTAR VI which commenced service at the beginning of June 2005.
     Selling, General and Administrative Expenses. The major components of selling, general and administrative expenses include staff costs, office rental expenses, office general expenses, provision for bad and doubtful receivables, marketing and promotion expenses and professional fee. Selling, general and administrative expenses for the year ended December 31, 2006 were HK$89.0 million (US$11.4 million), an increase of HK$11.8 million, or 15.3%, as compared to selling, general and administrative expenses of HK$77.2 million for the year ended December 31, 2005. The increase of administrative expense was mainly due to the recognition of an impairment loss for accounts and other receivables , and the increase of selling expenses in respect of increased turnover.
     Other Operating Income. The major components of other operating income consist of interest income and gain on disposal of property, plant and equipment and the reasons for such increase are discussed below. Aggregate non-operating items resulted in income of HK$37.7 million (US$4.8 million) in the year ended December 31, 2006, an increase of HK$6.9 million as compared to the revenues of HK$30.8 million for the year ended December 31, 2005.
     Interest Income – Net. Interest income — net was HK$17.6 million (US$2.3 million) in the year ended December 31, 2006, an increase of HK$4.7 million, or 36.4%, as compared to the interest income of HK$12.9 million for the year ended December 31, 2005, which was largely as a result of increase in interest rates on bank deposits.
     Gain on disposal of property, plant and equipment. Gain on disposal of property, plant and equipment was HK$17.6 million (US$2.3 million) in the year ended December 31, 2006, which included the gain of HK$17.5 million, representing the amount of the agreed consideration of two transponders taken up by a vendor which was offset with the net book value of two transponders. There was no such income in 2005.
     Impairment Loss Recognized In Respect to Property, Plant and Equipment. Impairment loss in respect to communication satellite equipment of HK$7.5 million was recognized for the year ended December 31, 2005 as the Company re-assessed the discounted expected future revenues of the broadcasting and telecommunication business, which the Company expects the future revenues to be lower than originally projected. In 2006, the Company conducted an impairment review on those equipments and concluded that no further impairment was required.
     Impairment Loss Recognized In Respect of prepayment for construction of a satellite. In view of the successful launch of APSTAR VI on April 12, 2005, the Company did not exercise the option before the expiry date of September 30, 2005. According to the terms of the option agreement, the option has expired and the option agreement is deemed to be terminated. The Company was responsible for all reasonable costs and expenses incurred up to the date of termination in respect of the preparation works for the design, construction, delivery and launch of APSTAR VIB. The balance of option price (net of all reasonable costs and expenses incurred) should be transferred to such other satellite project as may be designated by the Company or the contractor within two years after the expiry date of the option. In the event that the balance of option price would be transferred to a satellite project for another customer as designated by the contractor, the balance of the option price would be refunded to the

Company. Up to and including the date hereof, the Company has no plan for the procurement and launch of a new satellite in the coming two years due to the fact that the transponder market has remained highly competitive and the current supply of transponders exceeds demand in the Asia Pacific region. The possibility of transferring the preparation work of APSTAR VIB to another satellite project of another customer as designated either by the Company or the contractor in the coming two years is expected to be remote. Accordingly, as the Company does not currently expect the option price would be applied towards any future satellite project within the required time restriction or the contractor will refund the balance of option price to the Company, an impairment loss of HK$59.9 million has been recognised in 2005 in respect of the prepayment for construction of a satellite. No such expenses were recognized for the year ended December 31, 2006.
     Borrowing Costs. For the year ended December 31, 2006, the Company incurred finance costs of HK$64.1 million (US$8.2 million) representing interest expenses of HK$60.5 million incurred under the Bank loan and other related finance costs of HK$3.6 million. For the year ended December 31, 2005, the Company incurred finance costs of HK$46.7 million representing interest expenses of HK$44.5 million incurred under the Bank loan and other related finance costs of HK$2.2 million as part of satellite construction costs and including amount capitalized into construction in progress of HK$9.8 million. The increase of finance costs was due to no capitalization of interest related to APSTAR VI in 2006 while only 7 months interest was recorded in 2005 upon the commencement of operation of APSTAR VI in June 2005.
     Share of Income and Losses of Jointly Controlled Entities. Share of income of jointly controlled entities was HK$2.2 million (US$0.3 million) for the year ended December 31, 2006, an increase of HK$10.2 million as compared to the share of losses of jointly controlled entities of HK$8.0 million for the year ended December 31, 2005. The increase was mainly due to the revaluation gain of HK$6.1 million caused by cost adjustment on investment property held by a jointly controlled entity.
     Under US GAAP there has been an adjustment to share of loss of jointly controlled entities as a result of GAAP difference of depreciation of investment property of HK$1.8 million (US$231 thousand) for the year ended December 31, 2006 and 2005. For details, please refer to Item 18 and Note 28(a)(i) to the Consolidated Financial Statements of the Company.
     Provision for Income Taxes. Provision for income taxes was HK$56.1 million (US$7.2 million) in the year ended December 31, 2006, an increase of HK$42.9 million, as compared to provision for income taxes of HK$13.2 million for the year ended December 31, 2005. The increase was mainly due to a net deferred tax liability recognized as a result of tax settlement of APSTAR IIR. In September 2006, the Hong Kong’s Inland Revenue Department (the “IRD”) accepted the proposal of treating sale proceeds from the disposal of APSTAR IIR of HK$2,115 million as taxable income arising over the remaining life of APSTAR IIR until the tax assessment year of 2012/2013. In addition, IRD accepted the Company continuing to claim the deduction of statutory depreciation allowances in respect of APSTAR IIR and other expenditures related to the transaction to offset such taxable income. With the proposal accepted by IRD, the tax dispute in respect of the years of assessment of 1999 and 2000 and 2000 and 2001 is settled. The net assessable profit for 1999 and 2000 of the subsidiary was revised to zero and the profits tax previously paid of HK$22 million were refunded. In addition, as the subsidiary was in a tax loss position in 2000 and 2001, 2001 and 2002 and 2002 and 2003, the Tax Reserve Certificate in the amount of HK$78 million previously paid, with interest from the date of purchase in March 2006 until the date of IRD accepting the proposal were redeemed and the provisional tax paid for 2002 and 2003 of HK$83 thousand was refunded. As a result of the proposal accepted by IRD, a deferred tax asset of HK$123 million has been recognised based on the total cumulative tax losses carried forward and the depreciation allowances in respect of APSTAR IIR to be deducted in the future. Furthermore, a deferred tax liability of HK$166 million has been recognised for related deferred lease income to be taxable in the future. No provision for current Hong Kong profits tax has been made, as the Company and its subsidiaries either had substantial accumulated tax losses brought forward which are available for set off against current year’s assessable profits or have sustained tax losses as of year end.
     Net Loss. Net loss for the year ended December 31, 2006 was HK$80.6 million (US$10.3 million), a decrease of HK$56.0 million as compared to the net loss of HK$136.6 million for the year ended December 31, 2005. This decrease of net loss was due to all of the factors discussed above.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

     Total Revenues. Total revenues for the year ended December 31, 2005 were HK$336.5 million, an increase of HK$59.2 million, or 21.4%, as compared to total revenues of HK$277.3 million for the same period in 2004. The increase of revenues in 2005 was due to commencement of new utilization contracts for APSTAR V and APSTAR VI in the PRC and Indonesia.
     Total Costs and Expenses. The major components of total costs and expenses consist of cost of services, depreciation and amortization, and selling, general and administrative expenses. Total costs and expenses for the year ended December 31, 2005 were HK$378.4 million, an increase of HK$55.0 million, or 17.0%, as compared to total costs and expenses in the same period in 2004. This increase was primarily due to an increase in in-orbit insurance and depreciation of the additional satellite of APSTAR VI which commenced service at the beginning of June 2005 and an increase in costs of running the satellite-based external telecommunications business.
     Cost of Services, including Depreciation and Amortization. The major components of cost of services include depreciation and amortization, license fees, orbital slot management fees, in-orbit insurance and satellite operations services charges. The cost of services, including depreciation and amortization for the year ended December 31, 2005 was HK$301.1 million, an increase of HK$56.4 million or 23.0% when compared to the cost of HK$244.7 million for the year ended December 31, 2004. This increase was due to all of the factors discussed below.
     Cost of Services, excluding Depreciation and Amortization. Cost of services excluding depreciation and amortization for the year ended December 31, 2005 was HK$103.3 million, an increase of HK$36.2 million or 53.9% as compared to cost of services of HK$67.1 million for the year ended December 31, 2004. The increased cost of services is mainly due to the payment of in-orbit insurance for APSTAR VI, which began operation on June 7, 2005, while there were no such related expenses in 2004 for APSTAR VI.
     Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2005 was HK$197.9 million, an increase of HK$20.2 million or 11.4% as compared to depreciation and amortization of HK$177.7 million for the year ended December 31, 2004. This increase was mainly due to an increase in depreciation of the additional satellite of APSTAR VI which commenced service at the beginning of June 2005.
     Selling, General and Administrative Expenses. The major components of selling, general and administrative expenses include staff costs, office rental expenses, office general expenses, provision for bad and doubtful receivables, marketing and promotion expenses and professional fee. Selling, general and administrative expenses for the year ended December 31, 2005 were HK$77.2 million, slightly decreased by HK$1.5 million, or 1.9%, as compared to selling, general and administrative expenses of HK$78.7 million for the year ended December 31, 2004. The administrative expense decreased under the tight control in expenses budget.
     Other Operating Income. The major components of other operating income consist of interest income and compensation income and the reasons for such decrease are discussed below. Aggregate non-operating items resulted in income of HK$30.8 million in the year ended December 31, 2005, an increase of HK$21.5 million as compared to the revenues of HK$9.3 million for the year ended December 31, 2004.
     Interest Income – Net. Interest income — net was HK$12.9 million in the year ended December 31, 2005, an increase of HK$5.6 million, or 76.7%, as compared to the interest income of HK$7.3 million for the year ended December 31, 2004, which was largely as a result of increase in interest rates on bank deposits.
     Compensation income. Compensation income was HK$15.6 million in the year ended December 31, 2005, which was the compensation income from a contractor for the late delivery of the satellite while there were no such related other income in 2004.
     Impairment Loss Recognized In Respect to Property, Plant and Equipment. Impairment loss in respect to communication satellite equipment of HK$7.5 million was recognized for the year ended December 31, 2005, as compared to impairment loss in respect of construction in progress of HK$1.8 million recognized for the year ended December 31, 2004. For the year ended December 31, 2005, the Company re-assessed the discounted expected future revenues of the broadcasting and telecommunication business, which the Company expects the future revenues to be lower than originally projected.

     Impairment Loss Recognized In Respect of prepayment for construction of a satellite. In view of the successful launch of APSTAR VI on April 12, 2005, the Company did not exercise the option before the expiry date of September 30, 2005. According to the terms of the option agreement, the option has expired and the option agreement is deemed to be terminated. The Company was responsible for all reasonable costs and expenses incurred up to the date of termination in respect of the preparation works for the design, construction, delivery and launch of APSTAR VIB. The balance of option price (net of all reasonable costs and expenses incurred) should be transferred to such other satellite project as may be designated by the Company or the contractor within two years after the expiry date of the option. In the event that the balance of option price would be transferred to a satellite project for another customer as designated by the contractor, the balance of the option price would be refunded to the Company. Up to and including the date hereof, the Company has no plan for the procurement and launch of a new satellite in the coming two years due to the fact that the transponder market has remained highly competitive and the current supply of transponders exceeds demand in the Asia Pacific region. The possibility of transferring the preparation work of APSTAR VIB to another satellite project of another customer as designated either by the Company or the contractor in the coming two years is expected to be remote. Accordingly, as the Company does not currently expect the option price would be applied towards any future satellite project within the required time restriction or the contractor will refund the balance of option price to the Company, an impairment loss of HK$59.9 million has been recognised in respect of the prepayment for construction of a satellite. No such expenses were recognized for the year ended December 31, 2004.
     Borrowing Costs. For the year ended December 31, 2005, the Company incurred finance costs of HK$46.7 million representing interest expenses of HK$44.5 million incurred under the Bank loan and other related finance costs of HK$2.2 million as part of satellite construction costs and including amount capitalized into construction in progress of HK$9.8 million. For the year ended December 31, 2004, the Company incurred finance costs of HK$20.8 million representing interest expenses of HK$17.2 million incurred under the Bank loan and other related finance costs of HK$3.6 million as part of satellite construction costs and including amount capitalized into construction in progress of HK$16.7 million. The increase of finance costs was primarily due to new bank borrowings and an increase of interest rate in 2005.
     Share of Losses of Jointly Controlled Entities. Share of losses of jointly controlled entities was HK$8.0 million for the year ended December 31, 2005, an increase of HK$5.3 million as compared to the share of losses of jointly controlled entities of HK$2.7 million for the year ended December 31, 2004. The increase was mainly due to the share of impairment loss of HK$7.2 million from one of the jointly controlled entities in respect of an investment property as compared to impairment loss of HK$2.2 million.
     Under US GAAP there has been an adjustment to share of loss of jointly controlled entities as a result of GAAP difference of depreciation of investment property of HK$1.8 million for the year ended December 31, 2005 and 2004. For details, please refer to Item 18 and Note 28(a)(i) to the Consolidated Financial Statements of the Company.
     Provision for Income Taxes. Provision for income taxes was HK$13.2 million in the year ended December 31, 2005, a decrease of HK$3.4 million, as compared to provision for income taxes of HK$16.6 million for the year ended December 31, 2004. The decrease was mainly due to the utilization of deferred tax assets which partly offset the increase in overseas withholding tax provided in year 2005. For the year ended December 31, 2005, a brought forward tax loss from a subsidiary was utilized to offset its assessable profit for the year. This resulted in the deduction of deferred tax assets of the subsidiary. No provision for current Hong Kong profits tax has been made, as the Company and its subsidiaries either had substantial accumulated tax losses brought forward which are available for set off against current year’s assessable profits or have sustained tax losses as of year end.
     Net Loss. Net loss for the year ended December 31, 2005 was HK$136.6 million, an increase of HK$74.6 million as compared to the net loss of HK$62.0 million for the year ended December 31, 2004. This increase of net loss was due to all of the factors discussed above.
Liquidity and Capital Resources
     Sources of Cash and Credit Available

     Since the Company’s initial public offering, it has financed its operations primarily through cash flows from operations. As of December 31, 2006, the Company had HK$341.3 million (US$43.8 million) of available cash, and HK$89.2 million (US$11.4 million) of restricted cash. It is expected that the operations of the Company for the foreseeable future will be funded through cash flows from operation. As of December 2006, no further amounts are available under our credit facility.
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
     Contractual Obligations and Other Commercial Commitments
     For capital commitments in respect of capital expenditures, see “Item 5. Contractual Obligations and Commercial Commitments”.
     Cash Flow Items
     Net Cash Provided by Operating Activities
     Net cash provided by operating activities amounted to HK$214.9 million (US$27.6 million) for the year ended December 31, 2006, an increase of HK$65.4 million, or 43.8%, compared to net cash provided by operating activities of HK$149.5 million for the year ended December 31, 2005. The increase in net cash provided by operating activities over the period was partly due to increased turnover and partly due to refunding of profit tax previously paid of HK$21.7 million (US$2.8 million) by the Hong Kong Inland Revenue Department and no similar refund was made in 2005.
     Net Cash Generated from/ (Used in) Investing Activities
     Net cash generated from investing activities was HK$52.7 million (US$6.8 million) for the year ended December 31, 2006, an increase of HK$670.2 million (US$85.9 million), compared to net cash used in investing activities of HK$617.5 million for the year ended December 31, 2005. The increase in net cash generated from investing activities over the period was mainly due to progress payments for the construction of APSTAR VI of HK$559.8 million made in 2005 with no similar progress payment made in 2006, and an increase in cash of HK$70.9 million due to receiving the proceeds from the disposal of two C-band transponders to Loral Orion in 2006.
     Net Cash (Used in)/Provided by Financing Activities
     Net cash used in financing activities was HK$254.7 million (US$32.7 million) for the year ended December 31, 2006, a decrease of HK$373.6 million (US$47.9 million), compared to net cash provided by financing activities of HK$118.9 million for the year ended December 31, 2005. The increase in net cash used in financing activities over the period was primarily the result of no new borrowings made in 2006 and increased repayment of bank borrowings of HK$113.4 million (US$14.5 million) in 2006.

     Financing
     On December 16, 2002, APT entered into a US$240 million secured term bank loan with Industrial and Commercial Bank of China and Bank of China (Hong Kong) Limited. The Bank loan was amended by a Deed of Amendment and Restatement on October 27, 2004 and Second Deed of Amendment and Restatement on May 18, 2005. The first amendment amended certain terms of the Bank loan for the purpose of adjusting for the cancellation of the unutilized portion relating APSTAR V satellite and APSTAR VI backup satellite. Accordingly, the maximum aggregate amount under the Bank loan was reduced to US$165 million and certain financial covenants were amended. The second amendment extended the availability period of drawing under the Bank loan with respect to APSTAR VI to June 30, 2005 and amended the financial covenants. The Company was in compliance with these covenants as of December 31, 2006. For detail of the restrictive financial covenants, please refer to Item 18 and Note 10 of the “Notes to the Consolidated Financial Statements” of the Company. The availability period for draw down expired on June 30, 2005. As at December 31, 2005 and 2006, the aggregate borrowings under the Bank loan were HK$1,127.3 million and HK$936.1 million (US$120.0 million), respectively. At December 31, 2006, APSTAR V and APSTAR VI were reported under pledged fixed assets with a net book value of approximately HK$2,506.5 million (US$321.3 million) and the pledged bank deposits of approximately HK$89.2 million (US$11.4 million).
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
     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services; (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.

     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s newer satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xii) the ability to retain and recruit qualified personnel; (xiii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiv) political and social developments, including war, civil unrest or terrorist activity; and (xv) the Company’s success at managing the risks involved in the foregoing.
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
Other
     Exchange Rates
     Substantially all of APT’s historical revenues from transponder capacity utilization, premiums for satellite launch and in-orbit insurance coverage, debt service and capital expenditures have been denominated in US Dollars. The remaining revenues and expenses have been primarily denominated in Hong Kong Dollars, which are fully convertible into US Dollars, and the exchange rates for that currency against the US Dollar have been pegged since 1983. As the exchange rate between the Hong Kong Dollar and the US Dollar has been pegged, the Company does not engage in or plan to engage in hedging activities to offset risks of exchange rate fluctuations. There can be no assurance that the exchange rates will remain stabilized in the future. See “Exchange Rate Information.” On December 31, 2006, all of the Company’s material contracts and obligations were denominated in US Dollars.
     Inflation
     Inflation has not materially affected the Company’s operations during its operating history.
     Taxation
     The Company’s loss for the years ended December 31, 2004, 2005 and 2006, which are deemed to be Hong Kong-sourced are subject to Hong Kong profits tax, was levied at the rate of 17.5%, 17.5% and 17.5%, respectively. Offshore interest income and capital gains derived by the Company is not subject to Hong Kong profits tax.
     The overseas withholding tax is currently charged at the rate of 10% on transponder utilization income in 2004, 2005 and 2006, respectively.
     Subsidiaries of the Company in the PRC are currently subject to PRC income tax and charged at the rates of 15% and 33% in Shenzhen and Beijing, respectively, during each of 2004, 2005 and 2006.

     US GAAP Reconciliation
     The Company’s financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from US GAAP. The differences impacting the Company are presented in Note 28 to the Consolidated Financial Statements of the Company.
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
     The directors and executive officers of APT Holdings are set forth below.

			Date First
			Elected or
Name	Age	Position	Appointed
Executive Directors
Ni Yifeng	59	Director and President	2005
Tong Xudong	43	Director and Vice President	2004

Non-executive Directors
Rui Xiaowu	48	Chairman (appointed December 7, 2006)	2006
Lim Toon	64	Director	1993
Yin Yen-liang	56	Director	2003
Wu Zhen Mu	61	Director	1998
Zhao Liqiang	46	Director (appointed December 7, 2006)	2006
Yong Foo Chong	40	Director (appointed March 8, 2007)	2007
Tseng Ta-mon	49	Alternate Director to Yin Yen-liang	2003

Independent Non-executive directors

Yuen Pak Yiu, Philip	71	Director	1996
Huan Guocang	57	Director	2002
Lui King Man	52	Director	2004

Executive Officers
Dong Gang	53	Vice President	2005
Lo Kin Hang, Brian	50	Vice President & Company Secretary	2002/1996
Chen Xun	36	Vice President (changed to Vice President from Assistant to President on June 1, 2007 )	2004
Yang Qing	43	Vice President (changed to Vice President from Assistant to President on June 1, 2007 )	2004
     Executive Directors
     Mr. NI Yifeng, aged 59, was appointed as the Executive Director and President of the Company in July 2005. He is responsible for the overall management of the Company. He is also the Director of APT Satellite Company Limited, APT Satellite Investment Company Limited, Acme Star Investment Limited, APT Satellite Telewell Limited, APT Satellite Vision Limited, APT Satellite TV Development Limited, Skywork Corporation,

APT Telecom Services Limited, Ying Fai Realty (China) Limited, APT Satellite Global Company Limited, APT Satellite Enterprise Limited and APT Satellite Link Limited, subsidiaries of the Company. He is also the Chairman of the board of directors of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Ni is also the Director of APT International. Mr. Ni graduated from the Research Institute of Chinese Academy of Social Science and obtained a MBA degree from the Chinese University of Hong Kong and accredited as Senior Accountant in China. He is currently Vice President of China Satellite Communications Corporation, which is the holding company of one of the shareholders of APT International, the substantial shareholder of the Company. He also is the Chairman of a listed company in Shanghai, China, namely Chinasatcom Guomai Communications Co. Ltd. He held the posts of Deputy Director of Planning Department, Deputy Director of Finance Department, and Deputy Director General of Directorate-General of Telecommunications of Ministry of Post and Telecommunications (presently known as Ministry of Information Industry). He was also President and Vice Chairman of Guoxin Paging Company Limited and Deputy General Manager of China Telecommunications Broadcast Satellite Corporation, which is one of the shareholders of APT International. Mr. Ni has over 30 years’ experience in post and telecommunication fields and abundant experience in corporate management.
     Mr. TONG Xudong, aged 43, was appointed as the Executive Director and Vice President of the Company in March and April 2004, respectively. Mr. Tong is also the member of the Nomination Committee and the Remuneration Committee of the Company. Mr. Tong is also the Director of APT Satellite Company Limited, APT Satellite Investment Company Limited, APT Satellite Vision Limited, APT Satellite TV Development Limited, APT Satellite Global Company Limited, APT Satellite Enterprise Limited, APT Satellite Link Limited, APT Communication Technology Development (Shenzhen) Company Limited, CTIA Vsat Network Limited and Beijing Asia Pacific East Communication Network Limited (“BAPECN Limited”), subsidiaries of the Company. He is also the chairman of BAPECN Limited. He is also the Director of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Tong graduated from Nanjing Aeronautic Institute in 1985 and obtained a master degree from Beijing Institute of Space Mechanics and Electricity, Chinese Academy of Space Technology in 1988. Immediately after his graduation, he served for the Beijing Institute of Space Mechanics and Electricity. In 1993, he further pursued his studies in Samara University of Aeronautics and Astronautics, Russia. From May 1995 to June 2000, he served as the Vice-Director of Beijing Institute of Space Mechanics and Electricity and was appointed as professor in 1998. From June 2000 to December 2003, he was the Director of the same Institute. In 2003, he was appointed as the Vice-President of Chinese Academy of Space Technology. Mr. Tong is a standing committee member of Chinese Society of Space Research and Chairman of the Committee of Recovery and Reentry, Chinese Society of Astronautics.
     Non-Executive Directors
     Mr. RUI Xiaowu, aged 48, was appointed as the Non-Executive Director and Chairman of the Company in December 2006. Mr. Rui is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also the Chairman of the board of directors of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Rui is a Master’s Postgraduate. He was accredited as a Research Fellow in 1999 and was awarded by the State Council of China as the Winner of “Government Special Allowance” in 1996. Currently, Mr. Rui is the General Manager of China Satellite Communications Corporation, the holding company of one of the shareholders of APT International, the substantial shareholder of the Company. In 1982 Mr. Rui graduated from the Science & Technology University for National Defense of China in Computer Software Major and had been studying Master’s Degree in Computer Aided Engineering at the 710 Research Institute of the former Ministry of Aerospace Industry of China during the period from 1982 to 1985, and participated works at the 710 Research Institute in the same year. Thereafter, he had been the Engineer, Division Director of the Business Marketing Division, Vice President, President of the 710 Research Institute; he had been the Business Assistant to General Manager and Director General of the Business Planning & Marketing Department, Business Assistant to General Manager and Director General of the Marketing Department of China Aerospace Science & Technology Corporation since 2000; he had also been appointed as the Vice Chairman of Sino Satellite Communications Company Limited since 2001; he had been appointed as the Assistant to General Manager of China Aerospace Science & Technology Corporation since 2002; he had also been appointed as the Chairman of China Spacesat Company Limited (a corporation listed on the Shanghai Securities Exchange in China) during the period from 2002 to 2005; he had been appointed as the Chairman & President and Chairman of China Aerospace International Holdings Limited and CASIL Telecommunications Holdings Limited,

respectively (both of them are corporations listed on the Stock Exchange of Hong Kong) during the period from 2002 to 2006; and he had been appointed as the Deputy General Manager of China Aerospace Science & Technology Corporation during the period from 2005 to 2006.
     Mr. LIM Toon, aged 64, has been a Director of APT Satellite Company Limited since February 1993 and was appointed as the Non-Executive Director of the Company in October 1996. Mr. Lim is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also the Director of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Lim is also the Director of APT Satellite International Company Limited. In 1966, Mr. Lim graduated from the University of Canterbury in New Zealand, with a first class honours degree in Engineering. In 1975, Mr. Lim obtained a Postgraduate Diploma in Business Administration from the University of Singapore. He attended the Advanced Management Programme at Harvard Business School in 1992. He has been the Chief Operating Officer of SingTel, the holding company of one of the shareholders of APT Satellite International Company Limited, since April 1999 and has worked for Singapore Telecom since 1970, serving in various appointments of engineering, radio services, traffic operations, personnel & training and information systems departments. He was appointed Executive Vice President of Network Services in April 1989 and Executive Vice President of International Services in April 1994. He was awarded the Efficiency Medal in 1978 and the Public Administration Medal (Gold) in 1991 by the Singapore government. He is presently a Director of a number of overseas companies. Mr. Lim has retired from SingTel on February 26, 2006.
     Dr. YIN Yen-liang, aged 56, was appointed as the Non-Executive Director of the Company in January 2003. Dr. Yin is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. Dr. Yin is also the Director of APT Satellite International Company Limited, the substantial shareholder of the Company. Dr. Yin graduated with an MBA Degree from National Taiwan University in 1983 and received the PhD Degree in Business Administration from National Chengchi University in 1987. He has been President of the Ruentex Group, the holding company of one of the shareholders of APT Satellite International Company Limited, since 1994 and concurrently holding the position of Executive Director of SinoPac Holdings Co., Ltd., Executive Director of Bank SinoPac, Director of Acer Incorporate, Chairman of Aetna SinoPac Credit Card Company Limited.
     Mr. WU Zhen Mu, aged 61, was appointed as the Non-Executive Director of the Company in June 1998. Mr. Wu is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. Mr. Wu is also the Director of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Wu graduated in Manufacturing Engineering of the Beijing Institute of Aeronautics in 1969 and obtained a Master’s degree in Electro-Mechanical Automation in the same institute in 1981. He was a lecturer in Zhengzhou Institute of Aeronautics from 1970 and 1979 and had been a lecturer, associate Professor and Professor in Beijing University of Aeronautics and Aerospace from 1982 to 1993. Since then, he has been appointed as a Professor of the Commission of Science and Technology of China Aerospace Corporation.
     Mr. ZHAO Liqiang, aged 46, was appointed as the Non-Executive Director of the Company in December 2006. Mr. Zhao is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also the Director of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Zhao is a Research Fellow and currently is an Executive Director and President of China Aerospace International Holdings Limited, a corporation listed on the Stock Exchange of Hong Kong and such a corporation is the holding company of one of the shareholders of APT International, the substantial shareholder of the Company. Mr. Zhao graduated from Beijing Aviation College in 1984, and from China Academy of Launch Vehicle Technology (“CALT”) in 1987 with a master degree in Meter & Testing of Aerospace Vehicles. Mr. Zhao joined the 704 Research Institute of CALT and since 1987 held such posts there as Deputy Team Head of the Second Office, Deputy Officer of Research Centre of Tracking & Navigating Equipment, Vice President, President, President and Assistant to Chairman, and Vice Chairman; the General Manager of Beijing Satellite Technology & Navigation Limited; the Deputy General Manager of China Aerospace Times Electronics Corporation; as well as the Director & President of Long March Launch Vehicle Technology Company Limited (a corporation listed on the Shanghai Securities Exchange in China) during the period from 1999 to 2004.

     Mr. YONG Foo Chong, aged 40, was appointed as the Non-Executive Director of the Company on 8 March 2007. Mr. Yong is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also the Director of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly owned subsidiary of the Company and a shareholder of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Yong is also the Director of APT International. Mr. Yong holds an Honours Degree in Electrical & Electronic Engineering from the National University of Singapore, specializing in communication technology. Mr. Yong has worked for Singapore Telecommunications Limited (“SingTel”), the holding company of one of the shareholders of APT International which is the substantial shareholder of the Company, since 1998, serving in various appointments. Currently, Mr. Yong is the Head of Satellite for SingTel overseeing the fixed and mobile satellite business and infrastructure and also the director of Singasat Private Limited, a wholly owned subsidiary of SingTel, which is one of the shareholders of APT International. Prior to the current appointment in 2006, he was the Senior Director of Corporate Business Marketing and was responsible for the global marketing of B2B solutions. Mr. Yong had a 2-year stint as the Director of SingTel’s Optus Business Marketing and Product Management based out of Sydney, Australia, whose responsibility was to revamp the entire marketing and product strategy, which included steering the B2B business towards new strategic directions such as IP convergence and SME solutions investment. He was also responsible for strategic bid management which secured many key government and Australian MNC contracts. In 2001, Mr. Yong also helped the Corporate Business Group implement various strategic initiatives such as building a pan-Asian network of managed hosting data centers and was later appointed as Chief Operation Officer of the managed hosting business unit of SingTel. Before joining SingTel, Mr. Yong spent more than seven years in the ICT industry and held specialist and management positions in leading MNCs gaining significant successes and experiences in the area of Telecom Network Management. Apart from holding the current appointment with SingTel, Mr. Yong is also a board member of Asia Pacific Satellite Communications Council starting January 2007.
     Mr. TSENG Ta-mon, aged 49, was appointed as an Alternate Director to Dr. Yin Yen-liang, the Non-Executive Director of the Company, in September 2004. He had been the Non-Executive Director of the Company from July 2003 to September 2004. Mr. Tseng is also the Alternate Director to Dr. Yin Yen-liang, the director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. Mr. Tseng is also the Alternate Director to Dr. Yin Yen-liang, the director of APT Satellite International Company Limited, a substantial shareholder of the Company. Mr. Tseng graduated with an LL.B. Degree from National Chengchi University in 1980 and subsequently received the LL.M. Degree from University College London in 1982 and the LL.B. Degree from B.A. at University of Cambridge in 1984 respectively. He also graduated from the Inns of Court School of Law of Middle Temple in 1985 and became Barrister-at-Law in the same year. He was the Specialist of the Board of International Trade from 1985 to 1987. He was also the Partner of Dong & Lee from 1987 to 1992. He has been the Counsel of the Ruentex Group, the holding company of one of the shareholders of APT Satellite International Company Limited, since 1992.
     Independent Non-Executive Directors
     Mr. YUEN Pak Yiu, Philip, aged 71, was appointed as an Independent Non-executive Director of the Company in October 1996. Mr. Yuen is the Chairman of the Audit Committee and the Nomination Committee of the Company and also is the member of the Remuneration Committee of the Company. He graduated from Law School in England in 1961 and commenced the practice of law in Hong Kong in 1962. In 1965, he established his solicitors’ firm, Yung, Yu, Yuen & Co., and now is the principal partner in the firm. Mr. Yuen has over 30 years’ experience in the legal field and has been a Director of a number of listed companies including Henderson Investment Limited, Hopson Development Holdings Limited and Melbourne Enterprises Limited. He is a member of the China Appointed Attesting Officers Association in Hong Kong, a Member of the National Committee of Chinese Peoples’ Political Consultative Conference and an Arbitrator at the China International Economic & Trade Arbitration Commission.
     Dr. HUAN Guocang, aged 57, was appointed as an Independent Non-executive Director of the Company in August 2002. Dr. Huan is the member of the Audit Committee, the Nomination Committee and the Remuneration Committee of the Company. He is the Managing Partner of Primus Pacific Partners Limited (“Primus”). Before joining Primus, he was the Head of Investment Banking, Asia Pacific of The Hongkong and Shanghai Banking Corporation Limited and was the Managing Director and Co-Head of Investment Banking, Asia Pacific of Salomon Smith Barney. Dr. Huan has been joining investment banking sector since 1987 and has held senior positions at the

Brookings Institution, the Atlantic Council of the U.S., J.P. Morgan & Co., BZW Asia Limited, and Columbia University. Dr. Huan holds a Ph.D. degree from Princeton University, Master of Arts from Columbia University and Master of Arts from the University of Denver.
     Dr. LUI King Man, aged 52, was appointed as an Independent Non-Executive Director of the Company in August 2004. Dr. Lui is the Chairman of the Remuneration Committee of the Company and also is the member of the Audit Committee and the Nomination Committee of the Company. Dr. Lui has been a practising Certified Public Accountant in Hong Kong since 1989, and established his accounting firm K.M. LUI & CO in the same year. Before commencing his own practising, Dr. Lui had worked with an international accounting firm and a listed commercial bank. Dr. Lui received the accountancy education in United Kingdom in 1980 and attained professional accountant qualification in 1985. He is a Fellow of The Chartered Association Of Certified Accountants and Associate member of The Hong Kong Society Of Accountants. Dr. Lui obtained an MBA Degree from Heriot-Watt University in 1997 and received a Doctoral Degree in Business Administration from The University of Hull in 2004. Dr. Lui has over 23 years experience in accounting, finance, business acquisition and auditing fields. He has been a consultant of a number of commercial and non-commercial organizations.
     Senior Management
     Mr. Dong Gang, aged 53, has been the Vice President of the Company since July 2005. He is also the Director of Acme Star Investment Limited, APT Satellite Telewell Limited, Skywork Corporation, Haslett Investments Limited, APT Telecom Services Limited and APT Communication Technology Development (Shenzhen) Company Limited (“APT Shenzhen”), subsidiaries of the Company. He is also the chairman and the general manager of APT Shenzhen. He is also the Director of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Dong graduated with a Bachelor’s degree in Beijing Post and Telecommunications Institute (presently known as Beijing University of Post and Telecommunications). He is accredited as Senior Engineer. He held the posts as Deputy Director of Microwave Station, Deputy Director of Technical Department, Vice Chief Engineer, and Chief Engineer of Beijing Wireless communication Bureau. He has been appointed as Vice President of China Space Mobile Satellite Telecommunications Company Limited since May 1995. He has plentiful experience in telecommunication operation and management.
     Dr. LO Kin Hang, Brian, aged 50, has been the Vice President of the Group since April 2002 and Company Secretary since October 1996. Dr. Lo joined the Company in September 1996 and had been the Assistant to the President from December 1997 to April 2002. Dr. Lo is also the Director of Acme Star Investment Limited, APT Satellite Telewell Limited and Ying Fai Realty (China) Limited, subsidiaries of the Company. He is also the Chief Executive Officer of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company. He graduated with an Associateship in Production and Industrial Engineering and an M.Sc. Degree in Information Technology from Hong Kong Polytechnic University, and a MBA Degree from the University of Wales, UK and a Doctorate Degree in Business Administration in University of Hull, UK. He has attained several professional qualifications including Chartered Engineer, Member of the Institute of Electrical Engineers and is a Fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom and a Fellow of the Hong Kong Institute of Company Secretaries. Prior to joining the Group, he was a Director and senior management executive responsible for financial and investment management and the company secretary of a publicly listed company in Hong Kong. Dr. Lo has about 18 years of experience in corporate and project management.
     Mr. CHEN Xun, aged 36, has been appointed as Vice President since June 1, 2007 and had been the Assistant President of the Company since July 2004. He joined the Company in 2000 and had worked as the Director of Engineering and Technical Operations Department and the Deputy Chief Engineer of the Group. Mr. Chen graduated from the Department of Computer and Telecommunications of Chongqing Institute of Post & Telecommunications and holds a MBA degree from the University of South Australia. He had been working for China Telecommunications Broadcast Satellite Corporation, one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company, from 1992 to 1999 before joining the Group.

     Mr. YANG Qing, aged 43, has been appointed as Vice President since June 1, 2007 and had been the Assistant President of the Company since July 2004. He joined the Company in 2000. He had worked as the Deputy Director of the Engineering and Technical Operations Department of the Group. Mr. Yang graduated from the Department of Flight Vehicle Engineering of Beijing Institute of Technology in June 1985. During the period from July 1985 to December 1999, he had been working for CALT (China Academy of Launch Vehicle Technology) and was designated as Senior Engineer and the Deputy Director of systems designer of LM-2C launch vehicle by CALT before joining the Group.
Compensation
     None of the Company’s directors and officers or affiliates of such persons is or has been indebted to the Company or any of its subsidiaries at any time since the beginning of the last completed fiscal year.
          Directors’ remuneration is as follows (in HK$ thousand):

		Salaries,
		allowances and	Retirement	2005
	Directors’fees	benefits in kind	scheme contributions	Total
	HK$	HK$	HK$	HK$
Executive directors
Ni Yifeng	23	1,427	76	1,526
Tong Xudong	50	2,316	142	2,508
Chen Zhaobin	27	2,595	49	2,671

Non-executive directors
Liu Ji Yuan	50	—	—	50
Zhang Hainan	50	—	—	50
Lim Toon	50	—	—	50
Lan Kwai-chu	19	—	—	19
Yin Yen-liang	50	—	—	50
Wu Zhen Mu	50	—	—	50
Lim Wee Seng (note ii)	31	—	—	31
Tseng Ta-mon (note iii)	—	—	—	—
Kwok Kah Wai Victor (note i)	—	—	—	—

Independent non-executive directors
Yuen Pak Yiu, Philip	100	—	—	100
Huan Guocang	100	—	—	100
Lui King Man	100	—	—	100

	700	6,338	267	7,305

		Salaries,	Retirement
	Directors’	allowances and	scheme	2006
	fees	benefits in kind	contributions	Total
	HK$	HK$	HK$	HK$
Executive directors
Ni Yifeng	50	2,800	165	3,015
Tong Xudong	50	2,263	142	2,455

Non-executive directors
Rui Xiaowu	3	—	—	3
Liu Ji Yuan	47	—	—	47
Zhao Liqiang	3	—	—	3
Zhang Hainan	47	—	—	47
Lim Toon	50	—	—	50
Ho Siaw Hong	38	—	—	38
Lan Kwai-chu	12	—	—	12
Yin Yen-liang	50	—	—	50
Wu Zhen Mu	50	—	—	50
Tseng Ta-mon (note iii)	—	—	—	—

Independent non-executive directors
Yuen Pak Yiu, Philip	100	—	—	100
Huan Guocang	100	—	—	100
Lui King Man	100	—	—	100

	700	5,063	307	6,070

In addition to the above remuneration, certain Directors were granted share options under the Company’s share option scheme. The details of these benefits in kind are disclosed under the paragraph “Share option schemes” in Note 24 of “Notes to the Consolidated Financial Statements” of the Company.
Notes:
Alternate directors are not entitled to receive any directors’ fees:
(i)	Mr. Kwok Kah Wai Victor was alternate director.

(ii)	Mr. Lim Wee Seng was re-designated from alternate director to non-executive director on 20 December 2004.

(iii)	Mr. Tseng Ta-mon was re-designated from non-executive director to alternate director on 8 September 2004.

Individuals with highest remuneration:
Of the five highest paid individuals of the Group, two are directors (2005: three) whose remuneration is disclosed in Note 22(f) of “Notes to the Consolidated Financial Statements” of the Company. The aggregate of remuneration in respect of the other three (2005: two) individuals are as follows:

	2005	2006
	HK$’000	HK$’000
Salaries and other emoluments	4,117	4,541
Performance related incentive payments	—	154
Retirement benefits contributions	218	303

	4,335	4,998

The remuneration of the three (2005: two) individuals with the highest remuneration are within the following bands:

	Number of individuals
	2005	2006
$Nil to $1,000	—	1
$1,500 to $2,000	1	—
$2,001 to $2,500	—	2
$2,501 to $3,000	1	—

	2	3

     Key management personnel remuneration
          Remuneration for key management personnel is as follows:.

	2005	2006
	HK$’000	HK$’000
Short-term employee benefits	13,356	10,591
Other long-term benefits	665	687
Termination benefits	—	—

	14,021	11,278

     At December 31, 2006, the total amount accrued by the Company or its subsidiaries in respect of provision for employee pension, retirement or similar benefits was HK$10.0 million (US$1.3 million) (2005:HK$6.3 million).
Board Practices
     Term of office
     The term of office of all directors except the Chairman of the Board, Mr. Rui Xiaowu, and the President, Mr. Ni Yifeng, is normally not fixed for a specific term but they shall retire from office by rotation once every three years in accordance with Bye-law 87 of the Company’s Bye-laws and shall be eligible for re-election, while the director to whom is appointed to fill a casual vacancy shall hold office until the next following annual general meeting of the Company for re-election at such meeting.
     As long as the Chairman of the Board and the President also holds such offices are not subject to retirement by rotation in accordance with Bye-law 87.
Service Agreements
     Mr. Ni Yifeng, Executive Director & President, and Mr. Tong Xudong, Executive Director & Vice President, have entered into service contracts with the Company for an initial term of three years, commencing July 16, 2005 and April 20, 2004, respectively, and continuing thereafter until terminated by either party giving to the other not less than six months’ notice.
     Except as disclosed above, no Director has a service contract with the Company or its subsidiaries, which is not determinable by APT Group within one year without payment of compensation (other than statutory compensation).
     Under the service contracts, Mr. Ni and Mr. Tong (the “Contracted Directors”) are each entitled to a basic salary payable monthly in arrears by the Company, with such basic salary subject to annual review by the Company’s board of directors having regard to the recommendation from the Company’s Remuneration Committee. In addition, Mr. Ni is entitled to receive an annual discretionary bonus of such amount as determined by the board of directors, provided that the amount of discretionary bonus payable that the Contracted Directors by the Company in respect of any financial year shall not exceed an agreed percentage of the consolidated net income after taxation and minority interests but before extraordinary items of the Company for the relevant financial year. Each of the Contracted Directors is provided with housing allowance and travel allowance (for Mr. Ni only) subject to an agreed maximum amount, which maximum amount may be reviewed by the Company’s board of directors having regard to the recommendation from the Company’s Remuneration Committee. Each of the Contracted Directors is also entitled to receive certain other benefits such as the use of a motor car, the provision of recreation club memberships and medical and personal accident insurance, and participation in the Company’s retirement scheme, incentive bonus scheme and eligible to receiving share option under Scheme 2002.
     Other than the directors of the Company, the service contracts of senior executives have no definite terms of office, and may be terminated by either party giving not less than 4 months’ to 6 months’ notice or payment in lieu of notice. Under the service contracts, each of the executives is entitled to a basic salary together with a housing allowance payable monthly in arrears by the Company and one month double pay at the end of the calendar year, with such basic salary subject to annual review by the Company. In addition, each of the executives is entitled to a discretionary annual bonus based upon the Company’s performance. Each of the executives is also entitled to receive certain other benefits such as the provision of medical and personal accident insurance and participation in the Company’s retirement scheme and eligible to receiving share option.
     Audit Committee, Nomination Committee and Remuneration Committee
     The Audit Committee was formed by the Company on July 31, 1999. The Audit Committee currently consists of three independent non-executive directors, Mr. Yuen Pak Yiu, Philip (the Chairman of the Audit Committee), Mr. Huan Guocang and Dr. Lui King Man. The Board of Directors has determined that each of the members of the Audit Committee is currently independent under the rules of the New York Stock Exchange.
     Under its Charter (also known as terms of reference) as revised on April 11, 2005 and incorporated by reference, the Audit Committee is required to be composed of directors who are independent of the management of the Company and are free of any relationship that, in the opinion of the Company’s Board of Directors, would interfere with their exercise of independent judgment as Committee members. The Audit Committee is authorized by the Board of Directors to investigate any activity within its terms of reference and to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Audit Committee. It can also obtain support from outside legal or other independent professional advisors and experts. The Audit Committee meets at least twice a year and its duties are summarized as below:

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
     The Nomination Committee, under its Charter (also known as terms of reference) as incorporated by reference and pursuant to the domestic corporate governance requirements, is required to be composed of a majority of members who should be independent non-executive directors and are independent of the management of the Company and are free of any relationship that, in the opinion of the Company’s Board of Directors, would interfere with their exercise of independent judgment as Committee members. The Nomination Committee is authorized by the Board of Directors to provide recommendations in respect of the composition of the Board of Directors, the appointments of Directors and the independence of independent non-executive directors. It shall also be entitled to access external professional advice whenever necessary. The Nomination Committee meets at least once a year and its responsibilities are summarized as below:
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
     The Remuneration Committee, under its Charter (also known as terms of reference) as incorporated by reference and pursuant to the domestic corporate governance requirements, the Remuneration Committee is required to be composed of a majority of members who should be independent non-executive directors and are independent of the management of the Company and are free of any relationship that, in the opinion of the Company’s Board of Directors, would interfere with their exercise of independent judgment as Committee members. The Remuneration Committee is authorized by the Board of Directors for providing recommendations in respect of the remuneration of directors and senior management staff and related policies. It shall also be entitled to access external professional advice whenever necessary. The Remuneration Committee meets at least once a year and its responsibilities are summarized as below:
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
Employees
     Including the executive directors and senior management of the Company, as of December 31, 2006, the Company had 161 full-time employees, of which 29 employees were in management, 132 were in engineering and operations, marketing, accounting and administration. The management of the Company will continue to closely monitor the number of employees ensuring that it is compatible and in line with the development and needs in the corporate strategies of the APT Group. The Company believes that its relations with its employees are good. A portion of APT’s technical and engineering staff employed at the satellite control center in Tai Po were originally seconded from affiliates of ChinaSat and China Aerospace.
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
Share Option Schemes
     The Company currently has two share option schemes, namely Scheme 2001 and Scheme 2002. The Company will only grant new options under Scheme 2002 to the eligible employees including Directors and no further options can be granted under Scheme 2001 save for the first grant taken place on June 19, 2001. However, all the options that have been granted during the first grant under Scheme 2001 shall remain valid until their expiry.
     Under Scheme 2001, on June 19, 2001, the Company granted a total of 14,650,000 share options, exercisable within the period from May 22, 2003 to May 21, 2011 and all at an exercise price of HK$2.765. The grantees paid a nominal consideration of HK$1 each.
     During 2006, no option was granted under Scheme 2002. The particulars of the outstanding share options granted under Scheme 2001 are as follows:

	Options granted
Employees in	on June 19, 2001			Options remain
aggregate	and remain			outstanding as at
(including	outstanding as at	Options cancelled	Options exercised	December 31,
management)	January 1, 2006	during the year	during the year	2006
Employees under employment contracts	4,230,000	840,000	—	3,390,000
Share Ownership
     As at December 31, 2006, Dr. Lo Kin Hang, Brian, Vice President and Company Secretary of the Company had personal interests in 5,000 ordinary shares of the Company.

     As at December 31, 2006, the options granted under Scheme 2001 to directors and management were as follows:

Lo Kin Hang, Brian	(Vice President & Company Secretary)	800,000
Chen Xun	(Vice President1)	260,000
Yang Qing	(Vice President2)	130,000

(1)(2)	Chen Xun and Yang Qing were changed to Vice President commencing June 1, 2007
     All of the options indicated above, exercisable within the period from May 22, 2003 to May 21, 2011, were granted for a nominal consideration of HK$1 per grantee with an exercise price of HK$2.765 per share for the ordinary shares of the Company. For details of the share option scheme, please refer to the above paragraph “Compensation”.
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
     Certain principal shareholders of the Company (“Principal Shareholders”) have provided substantial financial support since APT was founded, funding the design, construction and launch of APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V and APSTAR VI through equity contributions, shareholders’ loans and shareholder guarantees of the Bank loan used to finance or refinance the costs of satellite design, construction and launch. The Principal Shareholders have also provided significant human resources, technical and marketing support. When the Company was listed in December 1996, the Principal Shareholders of the Company were: CLTC, ChinaSat, China Aerospace, CASIL Satellite (formerly known as Chia Tai International Company Limited), China Travel (Macau), SingaSat, and Kwang Hua. Each Principal Shareholder held one-seventh of the total issued shares of APT International pursuant to the corporate restructuring undertaken in connection with the Company’s initial public offering in December 1996. The entire issued share capital of APT International comprises 700 shares at US$1.00 each. China Travel (Macau) and CLTC disposed of their entire interest in APT International to ChinaSat on November 30, 1999, and SingaSat on May 30, 2000. The remaining Principal Shareholders that continue to hold Ordinary Shares are tabulated in footnote 2 to the following table.
     The following table describes the ownership of our Ordinary Shares as of March 31, 2007 by (i) each person or company known by us to own more than 5% of our Ordinary Shares, and (ii) all of our directors and officers as a group.

Identity of Person	Number of	Percent of
or Groups	Shares	Class (1)
China Telecommunications Broadcast Satellite Corporation (2) (3)	67,200,000	16.26%
China Aerospace Science & Technology Corporation (2) (4)	36,600,000	8.86%
CASIL Satellite Holdings Limited (2) (5)	45,000,000	10.89%
SingaSat PTE Ltd. (2) (6)	84,000,000	20.33%
Kwang Hua Development and Investment Limited (2) (7)	30,600,000	7.40%
Sinolike Investments Limited (5)	16,800,000	4.07%
APT Satellite International Company Limited (2)	214,200,000	51.83%
All Directors and Officers as a Group (17 persons)	11,000	*

*	Less than 1%

(1)	As of March 31, 2007, the total number of issued Ordinary Shares is 413,265,000.

(2)	The Principal Shareholders collectively hold in aggregate underlying ownership interests of 51.83% indirectly through APT Satellite International Company Limited (“APT International”), which holds 214,200,000 Ordinary Shares. The interest of each Principal Shareholder in APT International as of December 31, 2006 is:

ChinaSat	200 shares	28.57%
China Aerospace Science & Technology Corporation	100 shares	14.28%
CASIL Satellite Holdings Ltd.	100 shares	14.28%
SingaSat Pte. Ltd.	200 shares	28.57%
Kwang Hua Development and Investment Ltd.	100 shares	14.28%

(3)	China Telecommunications Broadcast Satellite Corporation (“ChinaSat”) is a PRC state-owned enterprise under the supervision of the MII. ChinaSat is the satellite operation arm of the MII. ChinaSat directly owns 6,000,000 Shares and indirectly owns, through its shareholdings in APT International, 61,200,000 Shares.

(4)	China Aerospace Science & Technology Corporation (“China Aerospace”), formerly China Aerospace Corporation or the PRC Ministry of Aerospace Industry, is a PRC state-owned enterprise. China Aerospace is engaged in the research, design, testing and manufacturing of launch vehicles and satellites. China Aerospace also supervises and controls China Great Wall Industry Corporation, which is responsible for the sale to foreign customers of commercial launch services effected by Long March launch vehicles. China Aerospace directly owns 6,000,000 Shares and indirectly owns, through its shareholdings in APT International, 30,600,000 Shares.

(5)	Chia Tai International Telecommunication Company Limited (“Chia Tai”) was wholly-owned by Telecom Holding Company Limited (“Telecom Holding”), which managed the investment in the Company of Telecom Asia Corporation Public Company Limited (“TelecomAsia”), a publicly listed company in Thailand. Telecom Holding disposed of its Chai Tai holdings in the Company to Sinolike Investment Limited (“Sinolike”) through a share transaction agreement on October 16, 1997. Chia Tai was renamed as CASIL Satellite Holdings Limited (“CASIL Satellite”) on May 6, 1998. Sinolike is a wholly owned subsidiary of China Aerospace International Holdings Limited (“CASIL”), which is a conglomerate listed in Hong Kong and is an approximately 42.53% owned subsidiary of China Aerospace. CASIL Satellite directly owns 14,400,000 Shares and indirectly owns, through its shareholdings in APT International, 30,600,000 Shares. Sinolike also directly owns 16,800,000 Shares.

(6)	SingaSat PTE Ltd. (“SingaSat”) is wholly-owned by Singapore Telecommunications Limited (“SingTel”). SingTel is a telecommunications operating company and a holding company for around 170 subsidiaries which provide a wide range of domestic, international and mobile telecommunications as well as postal services. SingTel is a publicly listed company in Singapore. SingaSat directly owns 22,800,000 Shares and indirectly owns, through its shareholdings in APT International, 61,200,000 Shares.

(7)	Kwang Hua Development and Investment Limited (“Kwang Hua”) is a Hong Kong incorporated venture capital company owned jointly by the Ruentex Group, one of the largest Taiwanese conglomerates, and China Development, a prominent financial and investment company in Taiwan. China Development is also an affiliate of the Ruentex Group. Kwang Hua indirectly owns, through its shareholdings in APT International, 30,600,000 Shares.
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
     CGWIC
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
     ChinaSat and SingTel
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
     On September 10, 2003, APT Satellite Telecommunications Limited (“APTT”), a non-wholly-owned subsidiary of the Company which is owned as to 55% and 45% by respective wholly-owned subsidiary of the Company and SingTel, respectively, entered into a master agreement with APT Telecom Service Limited (“APTTS”), a wholly-owned subsidiary of the Company, the shareholders of APTT whereby the business of APTT was reorganized through the transfer of APTT’s FCL business together with the FCL to APTTS and the transfer of APTT’s cable interests related to FCL, including the transfer of the APCN and C2C interests to SingTel. The former transfer was done pursuant to a transfer of business agreement between APTT and APTTS at consideration of HK$6,800,000 with compensation of HK$13,500,000 payable by APTT in 5 equal annual installments commencing on February 1, 2005 to APTTS’s holding company, APT Satellite Company Limited, for the surrender by APTT of the remaining term of a services and facilities lease agreement in respect of a premises in Tai Po Industrial Estate. The latter transfer was done pursuant to a cable interests transfer agreement between APTT and SingaSat, which subsequently assigned it to its holding company SingTel, at considerations of HK$2,986,000 and HK$2,574,000 in respect of the APCN interest and C2C interest, respectively. This reorganization was completed on October 10, 2003. The Company believes that the reorganization will allow the APT Group to concentrate on the satellite-related telecom services business, which is in line with the APT Group’s core business in providing satellite transponder services.
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
     As announced on December 28, 2006, prior to the expiry of the above-mentioned Master Agreements on December 31, 2006, the Company has entered into the Supplemental Agreement with SingTel thereby extending the Master Agreement for further three years to December 31, 2009 in respect of the provision of Transponder Transactions and Telecom Transactions. Likewise, as recommended by the independent board committee that the terms of the Master Agreement were fair and reasonable and that the annual caps for the three years ending December 31, 2007 to 2009 of the Transponder Transactions will not exceed HK$ 9.5 million, HK$11.5 million and HK$13.2 million, and in case of Telecom Transactions, the annual caps will not exceed HK$1.2 million, HK$1.3 million and HK$1.3 million, respectively.
     The Company is aware that ChinaSat intends to operate a PRC domestic satellite network. ChinaSat merged with OrientSat to form ChinaSat Group, which owns ChinaStar 1 and ChinaSat 6. In addition, China Aerospace holds a substantial interest in SinoSat, which owns a satellite, SinoSat-1, that is devoted largely to providing telecommunications services, data transmission and TV broadcasting. Singapore Telecom, the parent company of SingaSat, has holdings in a number of other satellite companies. As a result of supply over demand of transponder capacities in the Asia Pacific region, the Company believes such satellite companies compete with the Company. The ST-1 satellite system only has the ability to compete with the Company in C-band segments of the Asia Pacific market. Through the Telecommunications Authority of Singapore, a signatory to the Intelsat treaty, Singapore Telecom also has an interest in Intelsat.
        .
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
     Related party transactions carried out during the years ended December 31, 2004, 2005 and 2006 with shareholders and affiliates (HK$ in thousands):

	Years ended December 31,
	Note	2004	2005	2006
		HK$	HK$	HK$
Income from provision of satellite transponder capacity to certain shareholders and its subsidiary of the Company	(i )	38,259	36,339	16,309
Income from provision of satellite transponder capacity, provision of satellite-based telecommunications services and service income to a holding company and its subsidiaries of a shareholder of the Company	(i )	24,163	31,335	36,068
Management fee income from a jointly controlled entity	(ii)	480	480	480
Management fee expenses to a holding company of a shareholder of the Company	(iii)	1,135	—	—
Payments of service fee in connection with the satellite project to a fellow subsidiary of a shareholder of the Company	(iv)	151,895	138,727	—
Notes :

(i)	The terms and conditions of these transponder capacity utilization agreements are similar to those contracted with other customers of APT Group.

(ii)	Management fee income arose from a reimbursement of cost of service provided to a jointly controlled entity under the agreement.

(iii)	Management fee expenses arose from a reimbursement of cost of services provided from the holding company of a shareholder of the Company.

(vi)	The Directors consider that the service fee is charged according to prices and conditions similar to those offered to other customers by the launch service provider.
     At December 31, 2005 and 2006, the APT Group had the following amounts included in the consolidated balance sheet in respect of amounts owing by and to related parties (HK$ in thousands):

	Amounts due		Amounts due from				Deposits,				Rentals received in
	from immediate		a jointly controlled				prepayments and		Payables and		advance and
	holding company		entity		Trade receivables		other receivables		accrued charges		deferred income
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Immediate holding company	—	82	—	—	—	—	—	—	—	—	—	—

Jointly controlled entities	—	—	72,576	75,035	—	—	—	—	—	—	—	—

Certain shareholders and its subsidiary of the Company	—	—	—	—	22,992	1,037	—	—	528	228	—	—

Holding company and its subsidiaries of a shareholder of the Company	—	—	—	—	390	908	—	123	325	11	236,425	217,193

Item 8. Financial Information
     See Item 18 for presentation of the consolidated financial statements of the Company.
Item 9. The Offer and Listing
     The Company’s Ordinary Shares are listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). The Hong Kong Stock Exchange is the principal non-United States trading market for the Company’s Ordinary Shares. The table below details, for the indicated periods, the high and low market prices of the Ordinary Shares on the Stock Exchange of Hong Kong Limited.

		High (HK$)	Low (HK$)
2002		3.60	1.39
2003		3.93	1.02
2004		2.83	1.30
2005
	—Quarter ended March 31	1.50	1.20
	—Quarter ended June 30	1. 60	1.26
	—Quarter ended September 30	1.39	1.13
	—Quarter ended December 31	1.54	1.10
2006
	—Quarter ended March 31	2.10	1.35
	—Quarter ended June 30	1.88	1.33
	—Quarter ended September 30	1.60	1.30
	—Quarter ended December 31	1.89	1.18
	—December	1.89	1.20

		High (HK$)	Low (HK$)
2007
	—January	1.90	1.45
	—February	2.50	1.35
	—March	2.60	1.80
	—April	2.17	1.75
	—May	2.30	1.75
     In addition, the Company’s ADSs are listed on the New York Stock Exchange (“NYSE”) under the symbol ATS. Each ADS represents eight Ordinary Shares. The Bank of New York serves as depositary (the “Depositary”) with respect to the ADSs trading on the NYSE. According to information furnished to the Company by the Depositary, as of March 31, 2007, there were 42 registered holders of records of ADSs and such holders owned an aggregate of 6,360,674 ADSs. The table below details, for the periods indicated, the high and low market prices of the ADSs on the NYSE.

		High (US$)	Low (US$)
2002		3.60	1.15
2003		4.60	1.10
2004		3.50	1.32
2005
	—Quarter ended March 31	1.61	1.25
	—Quarter ended June 30	1.42	1.25
	—Quarter ended September 30	1.33	1.16
	—Quarter ended December 31	1.48	1.12
2006
	—Quarter ended March 31	2.10	1.30
	—Quarter ended June 30	1.84	1.35
	—Quarter ended September 30	1.55	1.28
	—Quarter ended December 31	1.69	1.20
	—December	1.67	1.42
2007
	—January	1.60	1.36
	—February	2.60	1.41
	—March	2.36	1.79
	—April	2.11	1.80
	—May	2.20	1.75
Item 10. Additional Information
     Memorandum of Association and Bye-laws
     In compliance with the amended listing rules of the Stock Exchange which came into force on March 30, 2004, certain provisions of the Bye-laws of the Company were amended at the annual general meeting of the Company held on May 20, 2004.
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
Material Contracts
     No material contract has been entered into where the Company or any member of the Group is a contracting party for the two years immediately preceding the publication of this report.
Exchange Controls and Other Limitations Affecting Security Holders
     The Company has been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority.
     Permission has been obtained from the Bermuda Monetary Authority for the transfer of Shares of the Company between persons regarded as non-resident of Bermuda for exchange control purposes and the issue of Shares by the Company to such persons, subject to such Shares being listed on the Hong Kong Stock Exchange or the New York Stock Exchange. Issues and transfers of Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act 1972.
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
     As an exempted company, the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (1) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 50 years or, with the consent of the Minister of Finance, land by way of lease or tenancy agreement for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its officers and employees), (2) except as specifically authorized, the taking of mortgages of land in Bermuda, (3) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda government or a public authority or (4) the carrying on of business of any kind in Bermuda save for certain exceptions which include (aa) carrying on business with persons outside Bermuda, (bb) carrying on business in Bermuda with another exempted company in furtherance only of the business of the company outside Bermuda, (cc) carrying on business in Bermuda as manager or agent for, or consultant or adviser to any exempted company or permit company which is affiliated, whether or not incorporated in Bermuda, with the exempted company, and (dd) carrying on such business in relation to an exempted partnership or an overseas partnership in which the exempted company is a partner.
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

          Profits Tax
     No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ADSs or Shares). Trading gains from the sale of property by persons carrying on a trade, profession, or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession, or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 17.5%, 17.5% and 17.5% for 2004 and 2005 and 2006, respectively on corporations and at a maximum rate of 15.5%, 16% and 16% for 2004, 2005 and 2006, respectively, on individuals. Gains from sales of the Shares effected on the Stock Exchange of Hong Kong Limited will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Shares realized by persons carrying on a business in Hong Kong of trading or dealing in securities. Gains from sales of the ADSs effected on the New York Stock Exchange will usually be considered to be derived from or arise outside Hong Kong, and therefore, liability for Hong Kong profits tax would not ordinarily arise in respect of trading gains from sales of ADSs.
     United States Federal Income Taxation
     The following summary describes certain United States federal income tax consequences of the purchase, ownership, and disposition of Shares and ADSs (evidenced by American Depositary Receipts (“ADRs”)) by a US Holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own, or dispose of Shares or ADSs. In particular, this summary of United States federal income tax matters deals only with holders that will hold Shares or ADSs as capital assets and does not address special tax situations, such as the United States tax treatment of holders who are financial institutions, tax exempt organizations, pension funds, insurance companies or securities dealers, who are holding Shares or ADSs as part of a hedging or larger integrated financial or conversion transaction, who are citizens or residents of a possession or territory of the United States, who are United States holders (as defined below) with a currency other than the US Dollar as their functional currency or who own, directly or indirectly, 10% or more of the voting stock of the Company. For this purpose, the Shares and ADSs will constitute voting stock of the Company.
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
     With respect to non-corporate U.S. holders, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the U.S. Management believes that the Company common shares, which are quoted on the New York Stock Exchange, are readily tradable on an established securities market in the U.S. There can be no assurance that the Company’s common shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.
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
     For purposes of the United States foreign tax credit limitation, a recognized gain or loss arising on the disposition of a Share or ADS generally will be United States source gain or loss. There is a risk, however, that a recognized loss may be allocated against foreign source income by reference to the source of income received under the Share or ADS based on, among other things, whether or not the Share or ADS is attributable to a foreign office or other fixed place of business of the holder. The IRS has issued Regulations on the sourcing of losses and holders of Shares or ADSs should consult with their tax advisors regarding the application of such Regulations to their specific situation.
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
Interest Rate Risk
     The Company is subject to interest rate risk due to fluctuation in interest rates. As of December 31, 2006, the Company’s outstanding Bank loans consist of variable interest rate loans only. From time to time, the Company may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although the Company did not consider it necessary to do so in 2006. Upward fluctuations in interest rates increase the cost of new Bank loans and the interest cost of outstanding Bank loans. As a result, a significant increase in interest rates could have a material adverse effect on the financial position of the Company.
     The following table contains information about the Company’s Bank loan that are sensitive to changes in interest rates, as of December 31, 2006

	Expected Maturity Date
	2007	2008	2009	2010	2011	Thereafter
		(HK$ in million, except interest rates)
Variable rate Bank loan	159	220	257	202	98	—
Average interest rate (1)	5.85%	5.606%	5.566%	5.654%	5.774%	5.774%

(1)	The interest rates are the implied future LIBOR rates calculated from US swap as proxy.
     For the year ended December 31, 2006, if the average interest rate for the variable rate Bank loan had increased by 10%, additional interest expenses of HK$5.3 million (US$676 thousand) would have been incurred.
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

Limitations
     The above discussion includes only those exposures that exist as of December 31, 2006 and as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period, the Company’s hedging strategies at the time, and interest and foreign exchange rates.
Item 12. Description of Securities Other Than Equity Securities
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages, and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
     Disclosure Controls and Procedures. The Company performed an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer (together, the “Certifying Officers”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities and Exchange Act of 1934, as amended). Based on their evaluation, as of the end of the period covered by this Annual Report on Form 20-F, the Certifying Officers concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by the Company in its periodic reports filed with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms relating to the Company, including its consolidated subsidiaries and was accumulated and communicated to the Company’s management, including its Certifying Officers, or persons performing similar functions as appropriate, to allow timely decisions regarding disclosure.
     Changes in Internal Control Over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The Company’s management, the Internal Control and Risk Management Committee and the Internal Audit team will continue to monitor and review regularly the effectiveness of the internal control system of the Company and from time to time take action whenever there is any weakness in the process.
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

Item 16C. Principal Accountant Fees and Services
     Aggregate fee billed to the APT Group for the fiscal years ended December 31, 2005 and 2006 by our principal accounting firm, KPMG, respectively and their respective affiliates are as follows:

	Years ended December 31,
(in US$ thousands)	2005	2006
Audit fees	111	158
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	111	158

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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

PART III
Item 17. Financial Statements
     The Company has elected to provide financial statements for fiscal year 2006 and the related information pursuant to Item 18 in lieu of Item 17.
Item 18. Financial Statements
     Reference is made to pages F-1 to F-65 for year-end financial statements.
Item 19. Exhibits.

Exhibit No.	Description of Exhibit

1.1	Memorandum of Association and By-laws of the Company (incorporated by reference to the Company Registration Statement, as filed with the Commission on December 9, 1996, Registration Number 333-6044).

1.2	The amended Memorandum of Association and Bye-Laws of the Company (incorporated by reference to the Company’s 20-F filed with the Commission on June 29, 2004)

4.1	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.2	Launch Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Launch Contractor, a subsidiary of China Aerospace Science & Technology Corporation, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.3	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated December 11, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on December 18, 2001).

4.4	Term Sheet executed by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, Contractor and Loral Orion, Inc., both of which are independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated September 20, 2002 (incorporated by reference to the Company’s 6-K filed with the Commission on September 30, 2002).

4.5	Transponder Utilization Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Lessee, a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, dated April 11, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on April 16, 2003).

4.6	Change of Auditors of the Company KPMG with effect from July 15, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on July 17, 2003).

4.7	Satellite Procurement Amendment Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Contractor, a party independent of the Director, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates, dated August 26, 2003. The Satellite Transponder Agreement and Satellite

Exhibit No.	Description of Exhibit

Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the lessor, a party independent of the Director, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates, dated August 26, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 2, 2003).

4.8	Various on-going transactions in their ordinary course of business had entered into between the APT Group of the Company and APT Telecom, a non-wholly owned subsidiary of the Company, and the contracting party, a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, as announced August 28, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 2, 2003).

4.9	Master Agreement by and between APT Satellite Telecommunications Limited, a non-wholly owned subsidiary of the Company, Skywork Corporation, a wholly owned subsidiary of the Company, APT Telecom Services Limited, a wholly owned subsidiary of the Company, and a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, dated September 10, 2003 whereby the business of APT Satellite Telecommunications Limited was being reorganized (incorporated by reference to the Company’s 6-K filed with the Commission on September 15, 2003).

4.10	The Agreement and the Amended Launch Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Contractor of APSTAR V, dated November 16, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 17, 2003).

4.11	An utilization agreement for the remaining life of APSTAR I by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the customer, dated October 22, 2004 (incorporated by reference to the Company’s 6-K filed with the Commission on October 29, 2004).

4.12	An agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the grantor and contractor of APSTAR VIB dated November 10, 2004 (incorporated by reference to the Company’s 6-K filed with the Commission on November 15, 2004).

4.13	Two Master Agreements by and between the Company and Singapore Telecommunications Limited; and the Company and C2C Pte Limited dated December 1, 2004 (incorporated by reference to the Company’s 6-K filed with the Commission on December 3, 2004).

4.14	The sum insured in respect of the launch of APSTAR VI by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the joint insurance brokers announced on March 15, 2005 (incorporated by reference to the Company’s 6-K filed with the Commission on March 16, 2005).

4.15	The arrangement of sum insured in respect of the in-orbit insurance of APSTAR V by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the insurance broker dated August 4, 2005 (incorporated by reference to the Company’s 6-K filed with the Commission on August 5, 2005).

4.16	Settlement Proposal in respect of the tax assessment on the gain of the transfer of transponders of APSTAR IIR submitted with the Inland Revenue Department of Hong Kong on August 28, 2006 by APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the response received from the department (incorporated by reference to the Company’s 6-K filed with the Commission on September 25, 2006).

Exhibit No.	Description of Exhibit

4.17	The Supplemental Agreement by and between the Company and Singapore Telecommunications Limited dated December 28, 2006 whereby extending the term of the Master Agreement as filed to the Company’s 6-K on December 3, 2004 (incorporated by reference to the Company’s 6-K filed with the Commission on December 29, 2006).

8.1	List of subsidiaries of the Company and the jurisdictions under which each does business (contained in Note 1 to the Consolidated Financial Statements filed herein under Item 18).

11	Code of Ethics (incorporated by reference to Exhibit 14.1 on the Form 20-F for fiscal year ended December 31, 2003).

11.1**	The amended Code of Ethics dated July 17, 2006.

12.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

**	Filed herewith.

SIGNATURES
     The Company hereby certifies that it meets all of the requirements for filing an Annual Report on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

APT SATELLITE HOLDINGS LIMITED
/s/ Ni Yifeng

Ni Yifeng Executive Director and President

Date: June 28, 2007

APT SATELLITE HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Financial Statements
Years ended December 31, 2004, 2005 and 2006
and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and
Shareholders of
APT Satellite Holdings Limited:
We have audited the accompanying consolidated balance sheets of APT Satellite Holdings Limited (the “Company”) and subsidiaries (the “Group”) as of December 31, 2005 and 2006 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended 2006, all expressed in Hong Kong dollars. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in Hong Kong.
Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.
KPMG
Hong Kong
April 11, 2007

APT SATELLITE HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2006
(Amounts stated in thousands)

		December 31,
	Note	2005	2006
		HK$	HK$
ASSETS

Current assets
Cash and cash equivalents		326,440	341,325
Pledged bank deposits	10	68,699	89,190
Trade receivables, less allowance of HK$10,291 in 2005 and HK$18,382 in 2006	11	49,730	80,261
Amount due from immediate holding company		—	82
Amounts due from a jointly controlled entitiy		5,100	2,741
Deposits, prepayments and other receivables, less allowance of HK$10,219 in 2005 and HK$10,686 in 2006		35,918	38,482

Total current assets		485,887	552,081

Property, plant and equipment, net	5	2,999,402	2,721,582
Interest in leasehold land held for
Own use under an operating lease	6	15,570	15,195
Investment property	7	2,340	2,496
Interest in jointly controlled entities	8
Share of net assets		2,241	4,423
Amounts due from a jointly controlled entity		67,476	72,294
Other assets		37,764	30,744
Deferred tax assets	20	3,609	8,747

TOTAL ASSETS		3,614,289	3,407,562

See accompanying notes to the consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (continued)
AS OF DECEMBER 31, 2005 AND 2006
(Amounts stated in thousands)

		December 31,
	Note	2005	2006
		HK$	HK$
LIABILITIES AND EQUITY

Current liabilities
Payables and accrued charges	14	51,593	53,777
Rentals received in advance		31,414	34,155
Loan from a minority shareholder		7,488	7,488
Income taxes payable	20	89,186	93,080
Bank loans — current portion	10	117,757	156,820

Total current liabilities		297,438	345,320

Deposits received	12	15,986	20,419
Bank loans – non-current portion	10	1,000,302	773,534
Deferred income	13	239,011	222,141
Deferred tax liabilities	20	—	63,915

TOTAL LIABILITIES		1,552,737	1,425,329

Contingencies and commitments	15

Shareholders’ equity
Capital stock — Common stock	16	41,327	41,327
Additional paid-in capital	17	1,798,536	1,798,536
Capital reserve		11,996	9,614
Translation reserve		1,347	2,639
Other reserves	17	104	109
Retained earnings		205,315	128,217

		2,058,625	1,980,442

Minority interests		2,927	1,791

TOTAL LIABILITIES AND EQUITY		3,614,289	3,407,562

See accompanying notes to the consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts stated in thousands, except per share data)

			Years ended December 31,
	Note		2004	2005	2006
			HK$	HK$	HK$
Operating revenues
Provision of satellite transponder capacity to:
Unaffiliated customers			168,611	243,228	316,751
Related parties	21		58,267	47,455	46,323
Provision of satellite-based tele- communications services to:
Unaffiliated customers			37,665	25,333	57,763
Related parties	21		1,018	20,219	6,054
Service income received from:
Unaffiliated customers			8,562	277	97
Related parties	21		3,137	—	—

Total revenues			277,260	336,512	426,988

Costs and expenses
Cost of service including depreciation and amortization of 2004: HK$177,692, 2005: HK$197,880 and 2006: HK$231,482			(244,755)	(301,193)	(338,259)
Selling, general and administrative including depreciation and amortization of 2004: HK$300, 2005: HK$301 and 2006: HK$240			(78,680)	(77,199)	(88,957)

Total costs and expenses			(323,435)	(378,392)	(427,216)

			(46,175)	(41,880)	(228)

Other operating income/(expenses)
Interest income — net			7,312	12,916	17,559
Compensation income for late delivery of the satellite	22	(a)	—	15,600	—
Gain on disposal of property, plant and equipment			—	—	17,630
Other income			2,020	2,315	2,353

Surplus arising on revaluation of investment property	7		78	—	156
Impairment loss recognized in respect of property, plant and equipment	5		(1,800)	(7,512)	—
Impairment loss recognized in respect of prepayment for construction of a satellite	9		—	(59,904)	—

(Loss)/income from operations	22	(d)	(38,565)	(78,465)	37,470
Borrowing costs	22	(b)	(4,117)	(36,942)	(64,140)
Share of result of jointly controlled entities			(2,709)	(7,995)	2,182

Loss before income taxes			(45,391)	(123,402)	(24,488)
Provision for income taxes	19		(16,625)	(13,172)	(56,128)

Loss for the year			(62,016)	(136,574)	(80,616)

Attributable to:
Equity shareholders of the Company			(59,957)	(135,564)	(79,480)
Minority interests			(2,059)	(1,010)	(1,136)

Loss for the year			(62,016)	(136,574)	(80,616)

Loss per share
- Basic			(15 cents)	(33 cents)	(19 cents)

- Diluted			(15 cents)	(33 cents)	(19 cents)

See accompanying notes to the consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts stated in thousands)

		Additional
	Capital	paid -in	Capital	Translation	Other	Retained		Minority
	stock	capital	reserve	reserve	reserves	earnings	Total	interests	Total equity
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Balance as at January 1, 2004	41,327	1,798,536	27,424	(100)	102	385,741	2,253,030	5,915	2,258,945

Foreign currency translation adjustment	—	—	—	80	—	—	80	—	80
Cancellation of share options	—	—	(3,460)	—	—	3,460	—	—	—
Net loss for the year	—	—	—	—	—	(59,957)	(59,957)	(2,059)	(62,016)

Balance at December 31, 2004	41,327	1,798,536	23,964	(20)	102	329,244	2,193,153	3,856	2,197,009

At January 1, 2005

Before opening balance adjustment	41,327	1,798,536	23,964	(20)	102	329,244	2,193,153	3,856	2,197,009
Opening balance adjustment	—	—	—	—	—	(333)	(333)	—	(333)

At January 1, 2005 after opening balance adjustment	41,327	1,798,536	23,964	(20)	102	328,911	2,192,820	3,856	2,196,676

Foreign currency translation adjustment	—	—	—	1,367	2	—	1,369	81	1,450
Cancellation of share options	—	—	(11,968)	—	—	11,968	—	—	—
Net loss for the year	—	—	—	—	—	(135,564)	(135,564)	(1,010)	(136,574)

Balance at December 31, 2005	41,327	1,798,536	11,996	1,347	104	205,315	2,058,625	2,927	2,061,552

At January 1, 2006	41,327	1,798,536	11,996	1,347	104	205,315	2,058,625	2,927	2,061,552

Foreign currency translation adjustment	—	—	—	1,292	5	—	1,297	—	1,297
Cancellation of share options	—	—	(2,382)	—	—	2,382	—	—	—
Net loss for the year	—	—	—	—	—	(79,480)	(79,480)	(1,136)	(80,616)

Balance at December 31, 2006	41,327	1,798,536	9,614	2,639	109	128,217	1,980,442	1,791	1,982,233

     See accompanying notes to the consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts stated in thousands)

	Years ended December 31,
	2004	2005	2006
	HK$	HK$	HK$
Operating activities
Loss before income taxes	(45,391)	(123,402)	(24,488)
Adjustments for:
Depreciation	177,617	197,806	231,347
Amortisation of leasehold land held for own use	375	375	375
Impairment loss recognized in respect of property, property, plant and equipment	1,800	7,512	—
Impairment loss recognised in respect of prepayment for construction of a satellite	—	59,904	—
Interest income	(7,312)	(12,916)	(17,559)
Borrowing cost	4,117	36,942	64,140
Loss/(gain) on disposal of property, plant and equipment	32	(109)	(17,630)
Surplus arising on revaluation of investment property	(78)	—	(156)
Share of result of jointly controlled entities	2,709	7,995	(2,182)
Allowance for doubtful receivables	5,654	350	8,347

Operating profit before changes in working capital	139,523	174,457	242,194
Decrease/(increase) in trade receivables	16,957	(4,393)	(38,622)
(Increase)/decrease in other assets	(27,604)	(8,863)	7,020
Decrease/(increase) in amount due from immediate holding company	20	—	(82)
Decrease/(increase) in deposits, prepayments and other receivables	16,815	19,293	(2,302)
(Decrease)/increase in payables and accrued charges	(8,939)	1,400	4,787
Increase in rentals received in advance	9,691	762	2,741
(Increase)/decrease in amounts due from jointly controlled entities	(768)	300	5,059
Increase in deferred income	233,499	3,379	4,433
Decrease in deposits received	(25,353)	(22,369)	(16,870)

Cash generated from operations	353,841	163,966	208,358
Hong Kong profits tax (paid)/refunded	(108,135)	—	21,672
Overseas tax paid	(12,328)	(14,438)	(15,129)

Net cash from operating activities	233,378	149,528	214,901

Investing activities
Payment for purchase of property, plant and equipment and construction of satellites	(462,026)	(581,230)	(7,098)
Proceeds from disposal of property, plant and equipment	1	178	70,898
Advances/loans to jointly controlled entities	—	(2,261)	(7,518)
Interest received	6,810	13,404	16,896
Decrease/(increase) in pledged bank deposits	90,723	(47,559)	(20,491)

Net cash (used in)/generated from investing activities	(364,492)	(617,468)	52,687

See accompanying notes to the consolidated financial statements.

APT SATELLITE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts stated in thousands)

	Years ended December 31,
	2004	2005	2006
	HK$	HK$	HK$
Financing activities
Interest paid	(15,847)	(32,582)	(63,514)
New bank borrowings	273,780	229,320	—
Repayment of bank borrowings	—	(77,805)	(191,226)

Net cash from/(used in) financing activities	257,933	118,933	(254,740)

Net increase/(decrease) in cash and cash equivalents	126,819	(349,007)	12,848
Cash and cash equivalents at January 1	546,864	673,763	326,440

Effect of foreign exchange rate changes	80	1,684	2,037

Cash and cash equivalents at December 31	673,763	326,440	341,325

Analysis of the balance of cash and cash equivalents:

Deposits with banks	661,677	316,685	316,536
Cash at bank and in hand	12,086	9,755	24,789

Cash and cash equivalents at December 31	673,763	326,440	341,325

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

The Company and its subsidiaries (hereafter collectively referred to as the “Group”) currently operate five satellites. The Company’s first satellite, APSTAR I, was launched in July 1994 and commenced commercial service in September 1994. After the commencement of commercial service of APSTAR V, APSTAR I was operated in an inclined orbital mode in October 2004. The Company’s second satellite, APSTAR IA, was launched in July 1996 and commenced commercial service in September 1996. The Company’s third satellite, APSTAR IIR, was launched in October 1997 and commenced commercial service in January 1998. In August 1999, the Company provided substantially all of the transponders of APSTAR IIR to a third party for the rest of its life. The Company’s fourth satellite, APSTAR V, was launched in June 2004 and commenced commercial service in August 2004. In April 2005, the Company’s fifth satellite, APSTAR VI, was successfully launched and commenced commercial service in June 2005. Both APSTAR I and APSTAR IA were operated in an inclined orbital mode.

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

All of these are controlled subsidiaries and have been consolidated into the Group financial statements.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

			Proportion of ownership interest
	Place of	Particulars of issued and	Group's
	incorporation	paid up capital and debt	effective	held by the	held by
Name of Company	and operation*	securities	interest	Company	subsidiary	Principal activities
APT Satellite Investment Company Limited	British Virgin Islands	US$1,400	100%	100%	—	Investment holding
Acme Star Investment Limited	Hong Kong	HK$2	100%	—	100%	Inactive
APT Satellite Company Limited (“APT”)	Hong Kong	Ordinary Class “A” HK$100; Non-voting Deferred Class “B” HK$542,500,000	100%	—	100%	Provision of satellite transponder capacity
APT Satellite Enterprise Limited	Cayman Islands	US$2	100%	—	100%	Provision of satellite transponder capacity
APT Satellite Global Company Limited	Cayman Islands	US$2	100%	—	100%	Investment holding
APT Satellite Link Limited	Cayman Islands	US$2	100%	—	100%	Provision of satellite transponder capacity
APT Satellite Telewell Limited	Hong Kong	HK$2	100%	—	100%	Inactive
APT Satellite TV Development Limited	Hong Kong	HK$2	100%	—	100%	Provision of satellite television uplink and downlink services
APT Satellite Vision Limited	Hong Kong	HK$2	100%	—	100%	Satellite leasing
APT Telecom Services Limited	Hong Kong	HK$2	100%	—	100%	Provision of telecommunication services
Haslett Investments Limited	British Virgin Islands	US$1	100%	—	100%	Inactive
Skywork Corporation	British Virgin Islands	US$1	100%	—	100%	Investment holding
The 138 Leasing Partnership (“Partnership”)	Hong Kong	Partners’ capital HK$329,128,857	N/A	N/A	N/A	Inactive
Ying Fai Realty (China) Limited	Hong Kong/ People’s Republic of China (“PRC”)	HK$20	100%	—	100%	Property holding
APT Communication Technology Development (Shenzhen) Co., Ltd.	Wholly-owned foreign enterprises, PRC	Registered capital HK$5,000,000	100%	—	100%	Provision of satellite transponder capacity
CTIA VSAT Network Limited (“CTIA”)	Hong Kong	HK$5,000,000	60%	—	60%	Investment holding
Beijing Asia Pacific East Communication Network Limited (“BAPE”)	Joint venture, PRC	Registered capital US$4,000,000	36%	—	60%	Provision of data transmission services

*	The place of operation is the place of incorporation/establishment unless otherwise stated.
No loan capital has been issued by any of the subsidiaries.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
2.	BASIS OF PRESENTATION

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (HKFRSs), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKASs) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (HKICPA), accounting principles generally accepted in Hong Kong (“HK GAAP”). Significant differences between HK GAAP and accounting principles generally accepted in the United States (“US GAAP”) are summarised in note 28.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. The Group has assessed and determined in the preparation of these financial statements that the new and revised HKFRSs have no significant impact on the Group’s current and prior accounting period’s financial position and results of operations.

The measurement basis used in the preparation of the consolidated financial statements is historical cost modified by the revaluation of investment properties as explained in the accounting policies set out below.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(a)	Basis of consolidation (continued)

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

The particulars of the Group’s principal subsidiaries are set out in note 1.

(b)	Jointly controlled entities

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the jointly controlled entity’s net assets, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). The consolidated statement of operations includes the Group’s share of the post-acquisition post-tax results of the jointly controlled entities for the year, including any impairment loss on goodwill relating to the investment in jointly controlled entities recognised for the year (see note 3(c)).

When the Group’s share of losses exceeds its interest in the jointly controlled entity, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the jointly controlled entity. For this purpose, the Group’s interest in the jointly controlled entity is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance from part of the Group’s net investment in the jointly controlled entity.

Unrealised profits and losses resulting from transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group’s interest in the jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the statement of operations.

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

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 3(g)). In respect of jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the jointly controlled entity.

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in a jointly controlled entity is recognised immediately in the statement of operations.

On disposal of a controlled subsidiary or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(d)	Investment property

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 3(f)) to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 3(o)(iv).

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

The following items of property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 3(g)):
–	buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease (see note 3(f)); and

–	other items of plant and equipment
Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in the statement of operations on the date of retirement or disposal. Any related revaluation surplus is transferred from the revaluation reserve to retained profits.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(e)	Other property, plant and equipment (continued)

Depreciation is calculated to write off the cost or valuation of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:
–	Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being no more than 50 years after the date of completion.

– Leasehold improvements	Over the lease term
– Furniture and equipment, motor vehicles, and computer equipment	5 years
– Communication satellite equipment	5 to 15 years
– Communication stations	5 years
– Communication satellites	9 to 16 years
Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(f)	Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.
(i)	Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following exceptions:
–	property held under operating leases that would otherwise meet the definition of an investment property is classified as an investment property on a property-by-property basis and, if classified as investment property, is accounted for as if held under a finance lease (see note 3(d)); and

–	land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(f)	Leased assets (continued)
(ii)	Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts, to residual values, over the term of the relevant lease or, where it is likely the Company or Group will obtain ownership of the asset, the life of the asset, as set out in note 3(e). Impairment losses are accounted for in accordance with the accounting policy as set out in note 3(g). Finance charges implicit in the lease payments are charged to the statement of operations over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

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
(g)	Impairment of assets
(i)	Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:
–	property, plant and equipment;

–	investments in subsidiaries and joint ventures;

–	trade and other receivables;

–	club memberships; and

–	goodwill.
If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(g)	Impairment of other assets (continued)
(i)	Impairment of assets (continued)
–	Calculation of recoverable amount

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

–	Recognition of impairment losses

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

–	Reversals of impairment losses

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
(ii)	Interim financial reporting and impairment

Under the rule governing the listing of securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 3(g)(i)).

Impairment losses recognised in an interim period in respect of goodwill and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no losses, or a smaller loss, would have been recognised had the impairment been assessed only on at the end of the financial year to which the interim period relates.
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

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the statement of operations over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

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

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(l)	Employee benefits (continued)
(ii)	Share based payments (continued)

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

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:
–	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

–	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
–	the same taxable entity; or

–	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.
(n)	Provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

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

Interest income is recognised as it accrues using the effective interest method.

(iv)	Rental income from operating leases

Rental income receivable under operating leases is recognised in the statement of operations in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in the statement of operations as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.
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

(r)	Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:
(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)	the Group and the party are subject to common control;

(iii)	the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv)	the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.
Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.
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

Unallocated items mainly comprise financial and corporate assets, tax balances, corporate and financing expenses.

(t)	Loss per share

The calculation of the basic and diluted loss per share is based on the following data:

	2004	2005	2006
	HK$	HK$	HK$
Loss
Loss for the purposes of calculating basic and diluted loss per share (net loss for the year)	(59,957)	(135,564)	(79,480)

Number of shares	'000	'000	'000
Weighted average number of ordinary shares for the purposes of calculating basis and diluted loss per share	413,265	413,265	413,265

Options to purchase 8,450 shares, 4,230 shares and 3,390 shares of common stock at HK$2.765 per share were outstanding during the year 2004, 2005 and 2006, respectively, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares for the period. The options, which expire on May 21, 2011, were still outstanding at the end of year 2006.

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

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group.

Note 3 summarises the accounting policies of the Group after the adoption of these developments to the extent that they are relevant to the Group. The adoption of these new and revised HKFRSs did not result in any significant impact for the current and prior accounting periods.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 27), except for HK (IFRIC) 10, Interim financial reporting and impairment, which is effective for accounting periods beginning on or after November 1, 2006.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
5.	PROPERTY, PLANT AND EQUIPMENT

			Furniture and
			equipment, motor	Commun-
			vehicles, and	ication	Commun-	Commun-
	Land and	Leasehold	computer	satellite	ication	ication	Construction
	buildings	improvements	equipment	equipment	stations	satellites	in progress	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Cost:
At January 1, 2005	102,506	7,381	42,905	130,886	9,005	3,258,028	1,283,110	4,833,821
Exchange adjustments	—	21	58	152	187	—	144	562
Additions	200	229	685	2,017	151	—	521,182	524,464
Disposals	(473)	(10)	(368)	(45)	—	—	—	(896)
Transfer	—	—	—	28,165	4,561	1,770,612	(1,803,338)	—

At December 31, 2005	102,233	7,621	43,280	161,175	13,904	5,028,640	1,098	5,357,951

Cost:
At January 1, 2006	102,233	7,621	43,280	161,175	13,904	5,028,640	1,098	5,357,951
Exchange adjustments	—	42	109	406	556	—	44	1,157
Additions	—	491	2,759	2,743	23	—	218	6,234
Disposals	—	—	(536)	(824)	—	(62,589)	—	(63,949)

At December 31, 2006	102,233	8,154	45,612	163,500	14,483	4,966,051	1,360	5,301,393

Accumulated depreciation:
At January 1, 2005	15,298	3,835	26,700	77,322	3,008	2,025,528	1,800	2,153,491
Exchange adjustments	—	13	35	84	63	—	37	232
Charge for the year	2,096	439	7,570	14,185	1,663	171,853	—	197,806
Impairment loss transfer	—	—	—	680	1,157	—	(1,837)	—
Impairment loss	—	—	—	7,512	—	—	—	7,512
Written back on disposal	(105)	(10)	(361)	(16)	—	—	—	(492)

At December 31, 2005	17,289	4,277	33,944	99,767	5,891	2,197,381	—	2,358,549

Accumulated depreciation:
At January 1, 2006	17,289	4,277	33,944	99,767	5,891	2,197,381	—	2,358,549
Exchange adjustments	—	34	84	242	236	—	—	596
Charge for the year	2,075	416	7,435	12,583	2,582	206,256	—	231,347
Written back on disposal	—	—	(495)	(810)	—	(9,376)	—	(10,681)

At December 31, 2006	19,364	4,727	40,968	111,782	8,709	2,394,261	—	2,579,811

Net book value:
At December 31, 2006	82,869	3,427	4,644	51,718	5,774	2,571,790	1,360	2,721,582

At December 31, 2005	84,944	3,344	9,336	61,408	8,013	2,831,259	1,098	2,999,402

Interest expense of HK$9,762 and other related cost of HK$2,222 incurred for obtaining the loans were capitalized during the year ended December 31, 2005. No borrowing costs have been capitalised in 2006.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
5.	PROPERTY, PLANT AND EQUIPMENT (continued)

Fixed assets finance leases
(i)	The fair value of the buildings held for own use, which are situated on leasehold land as disclosed above cannot be measured separately from the fair value of the leasehold land at the inception of the lease, and therefore is accounted for as being held under a finance lease.

(ii)	In August 2004, the in-orbit tests of APSTAR V with 54 transponders was completed and APSTAR V was put into service on August 13, 2004. Based on the arrangements entered into by the Group and the vendor, Loral Orion, Inc (“Loral Orion”), the Group assumed risks and rewards of 37 transponders (“APT Transponders”) for the entire operational life of APSTAR V under finance leases, while the risks and rewards relating to the other 17 transponders remained with Loral Orion. As at December 31, 2005 and 2006, the net book value of communication satellites held under finance leases in connection with APSTAR V amounted to HK$1,045,095 and HK$911,526 respectively.

Pursuant to the various amended agreements with Loral Orion, Loral Orion has an option to take up 4 APT Transponders from the fourth year and another 4 APT Transponders from the fifth year after completion of in-orbit tests of APSTAR V to its remaining operational lives at a total consideration of HK$282,865. On September 29, 2006, Loral Orion partially exercised its right to take up 2 APT Transponders ahead of schedule, at a total consideration of HK$70,716. As a result, a gain of HK$17,503 arising from disposal of the 2 APT Transponders was recognised in the statement of operations. The consideration in relation to the remaining 6 APT Transponders to be taken up by Loral Orion is HK$212,149. The remaining APT transponders subject to this arrangement had a net book value of HK$225,966 and HK$156,262 at December 31, 2005 and 2006 respectively.
Impairment loss
In 2004 and 2005, the Group conducted a review of the Group’s property, plant and equipment. Based on the results of the review, an impairment loss of HK$1,800 in respect of construction in progress and HK$7,512 in respect of communication satellite equipment has been recognised and charged to the statement of operations in 2004 and 2005 respectively. In 2006, the Group conducted an impairment review on those equipment and concluded that no further impairment is required.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
5.	PROPERTY, PLANT AND EQUIPMENT (continued)

The analysis of net book value of land and buildings held by the Group is as follows :

	2005	2006
	HK$	HK$
Medium-term leases outside Hong Kong	2,150	2,094
Medium-term leases in Hong Kong	82,794	80,775

	84,944	82,869

6.	INTEREST IN LEASEHOLD LAND HELD FOR OWN USE UNDER AN OPERATING LEASE

HK$
Cost:
At January 1, 2005 and December 31, 2006	18,678

Accumulated depreciation:
At January 1, 2005	2,733
Charge for the year	375

At December 31, 2005	3,108

At January 1, 2006	3,108
Charge for the year	375

At December 31, 2006	3,483

Net book value:
At December 31, 2006	15,195

At December 31, 2005	15,570

7.	INVESTMENT PROPERTY

The investment property was revalued at December 31, 2005 and 2006 at HK$2,340 and HK$2,496 respectively by Savills Valuation and Professional Services Limited, an independent professional property valuer, on an open market value basis by reference to net rental income allowing for reversionary income potential. The revaluation surplus of HK$78, zero revaluation surplus or deficit, and revaluation surplus of HK$156 was credited to the consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006 respectively.

The investment property, which is situated in the PRC under a medium-term lease, is rented out under an operating lease and the rental income earned from the investment property for the years ended December 31, 2004 and 2005 and 2006 was HK$250, HK$254 and HK$254 respectively.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
8.	INTEREST IN JOINTLY CONTROLLED ENTITIES

	2005	2006
	HK$	HK$
Share of net assets	2,241	4,423
Amounts due from a jointly controlled entity	67,476	72,294

	69,717	76,717

Details of the jointly controlled entities of the Group as at December 31, 2006 are set out below:

				Proportion of ownership interest
	Form of	Place of	Particulars of	Group’s	held by	held by
	business	incorporation	issued and paid	effective	the	the	Principal
Name of joint venture	structure	and operation	up capital	interest	Company	subsidiary	activity
APT Satellite Telecommunications Limited (“APT Telecom”)	Incorporated	Hong Kong	HK$153,791,900	55%	—	55%	Property holding

Beijing Zhong Guang Xin Da Data Broadcast Technology Co. Limited (“Zhong Guang Xin Da”)	Joint venture, Incorporated	PRC	Registered capital RMB11,000,000	12.6%	—	35%	Provision of data transmission services
APT Telecom is considered as a jointly controlled entity as the Group and the other shareholder of APT Telecom both have the right to appoint an equal number of directors to the board of directors.
Zhong Guang Xin Da is considered a jointly controlled entity as the Group and the other shareholder of Zhong Guang Xin Da exercise joint control over it pursuant to a shareholders’ resolution.
The amounts due from a jointly controlled entity are unsecured and interest-free. Except for an amount of HK$13,200 and HK$8,100 as at December 31, 2005 and 2006 respectively, the amounts have no fixed repayment terms.
At December 31, 2006, the amount of HK$8,100 is repayable as follows:

	2005	2006
	HK$	HK$
Within one year or on demand	5,100	2,700
After one year but within five years	8,100	5,400

	13,200	8,100

The Group has agreed not to demand repayment of other amounts due from a jointly controlled entity within the next twelve months from the balance sheet date and accordingly, the amount is classified as non-current.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
8.	INTEREST IN JOINTLY CONTROLLED ENTITIES (continued)

Summary financial information on jointly controlled entities — Group’s effective interest:

	2005	2006
	HK$	HK$
Non-current assets	75,350	75,350
Current assets	3,398	969
Non-current liabilities	(63,831)	(66,894)
Current liabilities	(12,676)	(5,002)

Net assets	2,241	4,423

Income	1,084	3,553
Expenses	(9,079)	(1,371)

Profit/ (loss) for the year	(7,995)	2,182

9.	PREPAYMENT FOR CONSTRUCTION OF A SATELLITE

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

HK$
At January 1, 2005	38,454
Prepayment	21,450
Impairment loss	(59,904)

At December 31, 2005, January 1, 2006 and December 31, 2006	—

In view of the successful launch of APSTAR VI on April 12, 2005, the Group did not exercise the option before the expiry date of September 30, 2005. According to the terms of the option agreement, the option has expired and the option agreement is deemed to be terminated. The Group was responsible for all reasonable costs and expenses incurred up to the date of termination in respect of the preparation work for the design, construction, delivery and launch of APSTAR VIB. The balance of option price (net of all reasonable costs and expenses incurred) could be transferred to such other satellite project as designated by the Group or the contractor within two years after the expiry date of the option. In the event that the balance of option price would be transferred to another customer as designated by the contractor, the balance of the option price would be refunded to the Group. Up to and including the date hereof, the Group has no plan for the procurement and launch of a new satellite in the coming two years due to the fact that the transponder market has remained highly competitive and the current supply of transponders exceeds demand in the Asia Pacific region, the possibility of transferring the preparation work of APSTAR VIB to another satellite project of another customer as designated either by the Group or the contractor in the coming two years is expected to be remote. Accordingly, as the Group does not currently expect the option price to be applied towards any future satellite project within the required time restriction or that the contractor will refund the balance of option price to the Group, an impairment loss of HK$59,904 (2004: HK$nil) has been recognised in respect of the prepayment for construction of a satellite in 2005 and no reversal of impairment loss is required in 2006.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
10. BANK LOANS

				December 31, 2005		December 31, 2006
				Weighted		Weighted
				average		average
				interest		interest
	Note		Interest rate	rate		rate
					HK$		HK$
Bank loans denominated	(a	)
in US Dollars:

Payable semi-annually from 2005 (secured)			LIBOR+0.73%	4.04%	315,900	5.78%	210,083

Payable semi-annually with the first instalment falling due on September 30, 2005 (secured)			LIBOR+0.73%	4.25%	811,395	5.75%	725,985

					1,127,295		936,068
Less: borrowing cost					(9,236)		(5,714)

					1,118,059		930,354
Current portion					(117,757)		(156,820)

Non-current portion					1,000,302		773,534

Notes:
(a)	In December 2002, the Group entered into a US$240 million secured term loan facility (the “Loan Facility”), which is secured by the assignment of the construction, launching and related equipment contracts relating to APSTAR V, APSTAR VI under construction and their related insurance claim proceeds, assignment of all present and future utilisation agreements of their transponders of satellites under construction, first fixed charge over certain bank accounts which will hold receipts of the transponder income and the termination payments under construction, launching and related equipment contracts. In October 2004, the Group entered into a Deed of Amendment and Restatement to amend certain terms of the Loan Facility for the purpose of adjusting for the cancellation of the unutilised portion relating to APSTAR V satellite and APSTAR VI backup satellite. Accordingly, the maximum aggregate amount under the Loan Facility was reduced to US$165 million and certain financial covenants were amended. In May 2005, the Group entered into a Second Deed of Amendment and Restatement. The second amendment extended the availability period of drawing under the facility with respect to APSTAR VI to June 30, 2005 and amended the financial covenants. The Group was in compliance with these covenants as of December 31, 2006. At December 31, 2005 and 2006, the assets under fixed charge were APSTAR V and APSTAR VI, which had carrying value of totally HK$2,752,162 and HK$2,506,454 respectively. As of December 31, 2005 and 2006, APSTAR V and APSTAR VI were pledged by the bank deposits of approximately HK$68,699 and HK$89,190 respectively.

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
Financial Covenants
The Loan Facility provides that certain earnings and cash flow ratios of APT and the Group must be measured over various periods during its term. APT and the Group undertakes to ensure that (i) it maintains its aggregate Consolidated Net Worth (as defined in the Loan Facility) at not less than US$200 million, (ii) the aggregate of Consolidated Total Liabilities (as defined in the Loan Facility) shall not exceed 120% of Consolidated Net Worth, (iii) Consolidated EBITDA (as defined in the Loan Facility) shall not be less than US$25 million, (other than for the year ending December 31, 2005 and 2006, it will not be less than US$17 million and US$20 million respectively), (iv) the ratio of the aggregate outstanding principal under each tranche to the value of the satellite financed by such tranche shall not exceed 50% and (v) after the release of certain pledged assets, Borrower EBITDA (as defined in the Loan Facility) shall be at least 180% of Debt Service (as defined in the Loan Facility).
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
For the years presented, the Group complied with all the above covenants.
The aggregate annual repayments of bank loans as at December 31, 2006 are as follows:

HK$
2007	156,820
2008	217,835
2009	255,650
2010	201,865
2011	98,184

Total	930,354

At December 31, 2005 and 2006, certain of the Group’s banking facilities were secured by the Group’s land and buildings with a net book value of HK$4,771 and HK$4,655, respectively.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data).
11.	TRADE RECEIVABLES

	2005	2006
	HK$	HK$
Due from third parties	26,348	78,316
Due from shareholders of the Company	22,992	1,037
Due from holding company and its subsidiaries of a shareholder of the Company	390	908

	49,730	80,261

The trade receivables are expected to be recovered within one year.
The Group allows an average credit period of 10 days to its trade customers. The following is an ageing analysis of trade receivables (net of specific provisions for bad and doubtful debts) at the balance sheet date:

	2005	2006
	HK$	HK$
0 - 30 days	27,603	52,616
31 - 60 days	8,208	8,414
61 - 90 days	6,141	6,568
91 - 120 days	2,129	2,201
Over 121 days	5,649	10,462

	49,730	80,261

The Group’s credit policy is set out in note 25(a).
Included in trade receivables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	2005	2006

Renminbi	RMB1,398	RMB2,350

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data).
12.	DEPOSITS RECEIVED

The amount represents deposits received in respect of provision of satellite transponder capacity service, satellite-based broadcasting and telecommunications services and other services.

13.	DEFERRED INCOME

Deferred income represents unrecognized revenue received in respect of transponder utilization income under which customers have obtained the right to use the transponder capacity for future periods. Deferred income is recognised in the statement of operations according to revenue recognition policy of transponder utilization income as mentioned in note 3(o)(i).

14.	PAYABLES AND ACCRUED CHARGES

	2005	2006
	HK$	HK$
Provision for employee benefits	6,349	9,993
Interest payables	16,315	13,419
Accrued expenses for operations	20,948	22,320
Others	7,981	8,045

	51,593	53,777

15.	CONTINGENCIES AND COMMITMENTS
(a)	Capital commitments:

At December 31, 2005 and 2006, the Group had the following outstanding capital commitments not provided for in the Group’s financial statements:

	2005	2006
	HK$	HK$
Contracted for	2,290	4,852
Authorized but not contracted for	—	—

Total commitments	2,290	4,852

(b)	Leasing arrangements — operating lease:
(i)	The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2005	2006
	HK$	HK$
Land and buildings:
2006	109	—
2007	—	849
2008	—	564
2009	—	239
2010	—	17
2011	—	8

Total	109	1,677

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
15.	CONTINGENCIES AND COMMITMENTS (continued)
(b)	Leasing arrangements — operating lease: (continued)
(i)	The Group as lessee (continued)

Operating lease rental expenses for land and building were HK$1,010, HK$486 and HK$1,021 for the years ended December 31, 2004, 2005 and 2006, respectively.

	2005	2006
	HK$	HK$
Satellite transponder capacity:
2006	2,108	—
2007	14	3,825
2008	—	1,797

Total	2,122	5,622

Operating lease rental expenses for satellite transponder capacity were HK$4,948, HK$3,779 and HK$7,461 for the years ended December 31, 2004, 2005 and 2006, respectively.
(ii)	The Group as lessor

Property rental income was HK$513, HK$538 and HK$536 for the years ended December 31, 2004, 2005 and 2006, respectively. At December 31, 2005 and 2006, certain properties with an aggregate carrying value of HK$8,896 and HK$8,892, respectively, were held for rental purpose. Depreciation charges relating to these properties were HK$138, HK$160 and HK$160 for the years ended December 31, 2004, 2005 and 2006, respectively. At the balance sheet date, the Group had contracted with tenants for the future minimum lease payments under non-cancellable operating leases in respect of properties which fall due as follows:

	2005	2006
	HK$	HK$
2006	368	—
2007	—	443
2008	—	267
2009	—	67

Total	368	777

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
15.	CONTINGENCIES AND COMMITMENTS (continued)
(b)	Leasing arrangements — operating lease: (continued)
(ii)	The Group as lessor (continued)

Service income earned relating to leasing of facilities equipment was HK$1,374, HK$1,294 and HK$734 for the years ended December 31, 2004, 2005 and 2006, respectively. At the balance sheet date, the Group had contracted with customers for the future minimum lease payments under non-cancellable operating lease which fall due as follows:

	2005	2006
	HK$	HK$
2006	542	—
2007	108	324

Total	650	324

(c)	Contingent liabilities:
(i)	In the years before 1999, no provision for overseas withholding tax has been made in respect of the Group’s transponder utilization income derived from the overseas customers as there was no applicable overseas tax rules stating that such transponder utilization income are subject to overseas withholding tax. In 1999, pursuant to the new overseas tax rules, the Group’s certain transponder utilization income derived from the overseas are subject to withholding tax and therefore full provision for such withholding tax for the years from 1999 onwards has been made in the financial statements. The Directors of the Company are of the opinion that the new tax rules should take effect from 1999 onwards and accordingly, no provision for the withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant income earned in those years, not provided for in the financial statements amounted to approximately HK$75,864.

(ii)	The Company has given guarantees to banks in respect of the secured term loan facility granted to its subsidiary. The extent of such facility utilised by the subsidiary at 31 December 2005 and 2006 amounted to HK$1,127,295 and HK$936,069 respectively.
(d)	Insurance

As of December 31, 2005 and 2006, the Company did not have fully in-orbit insurance coverage for its satellites. The in-orbit satellites had a net book value in aggregate of HK$2,831,259 and HK$2,571,790 as of December 31, 2005 and December 31 2006, respectively.
16.	COMMON STOCK

		Issued and
	Number	fully paid
	of shares	capital stock
	’000	HK$
Ordinary shares of HK$0.10 each
Balance at January 1, 2005	413,265	41,327

Balance at December 31, 2005 and December 31, 2006	413,265	41,327

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

18.	RETIREMENT BENEFIT SCHEMES

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

As stipulated by the regulations of the PRC, the subsidiaries in the PRC participate in basic defined contribution pension plans organized by their respective Municipal Governments under which they are governed. Employees in the PRC are entitled to retirement benefits equal to fixed proportion of their salary at their nomal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions which are calculated at a rate on the salaries, bonuses and certain allowances of its employees.

The Group’s contributions to retirement benefit schemes during the years ended December 31, 2004, 2005 and 2006 amounted to HK$1,579, HK$1,857 and HK$2,391, respectively.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
19.	INCOME TAXES IN THE CONSOLIDATED STATEMENTS OF OPERATIONS
(a)	The income taxes charged to the consolidated statements of operations are as follows:

	Years ended December 31,
	2004	2005	2006
	HK$	HK$	HK$
Current tax — Provision for Hong Kong Profits Tax
Overprovision in respect of prior years	—	—	(21,771)

Current tax — Overseas
Tax for the year	17,000	18,856	19,122

	17,000	18,856	(2,649)

Deferred tax — Hong Kong
Origination and reversal of temporary differences	(375)	(5,684)	58,777

	(375)	(5,684)	58,777

	16,625	13,172	56,128

No Provision for Hong Kong profits tax has been made in the financial statements as there was no assessable profit for the years of 2004, 2005 and 2006.
Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.
Overseas tax includes the withholding tax paid or payable in respect of Group’s income from provision of satellite transponder capacity to the customers which are located outside Hong Kong. The provisions for the years ended December 31, 2004, 2005 and 2006 were made by applying tax rates prevailing in respective jurisdictions.
In prior years, the Group was in dispute with Hong Kong’s Inland Revenue Department (the “IRD”) in relation to the transfer of the entire business of APSTAR IIR and substantially all of the satellite transponders of APSTAR IIR. Having considered the advice from the tax advisor, the Group believe that it would be in the best interest of the Group that the dispute be settled as soon as practicable to avoid further incurrence of time, effort and professional cost. During the year, the subsidiary submitted a settlement proposal to the IRD, via its tax advisor with a view to compromising on the tax assessment dispute. In September 2006, IRD accepted the proposal of treating sale proceeds from the disposal of APSTAR IIR of HK$2,114,758 as taxable income arising over the remaining life of APSTAR IIR until the tax assessment year of 2012/2013. In addition, IRD accepted the Group continuing to claim the deduction of statutory depreciation allowances in respect of APSTAR IIR and other expenditures related to the transaction to offset such taxable income.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
19.	INCOME TAXES IN THE CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(a)	The income taxes charged to the consolidated statements of operations are as follows: (continued)

With the proposal accepted by IRD, the tax dispute in respect of the years of assessment of 1999/2000 and 2000/2001 is settled. The net assessable profit for 1999/2000 of the subsidiary was revised to zero and the profits tax previously paid of HK$21,589 were refunded. In addition, as the subsidiary was in a tax loss position in 2000/2001, 2001/2002 and 2002/03, the Tax Reserve Certificate in the amount of HK$78,385 previously paid, with interest from the date of purchase in March 2006 until the date of IRD accepting the proposal were redeemed and the provisional tax paid for 2002/2003 of HK$83 was refunded.

As a result of the proposal accepted by IRD, a deferred tax asset of HK$123,239 has been recognised based on the total cumulative tax losses carried forward and the depreciation allowances in respect of APSTAR IIR to be deducted in the future. Furthermore, a deferred tax liability of HK$166,063 has been recognised for related deferred lease income to be taxable in the future.

(b)	Reconciliation between tax expense and accounting loss at the applicable tax rates:

	Years ended December 31,
	2004	2005	2006
	HK$	HK$	HK$
Loss before income taxes	(45,391)	(123,402)	(24,488)

Notional tax on loss before tax, calculated at the rates applicable to losses in the countries concerned	(8,681)	(21,996)	(4,710)
Overseas withholding tax	17,000	18,856	19,122
Tax effect of non-deductible expenses	41,106	27,113	2,967
Tax effect of non-taxable revenue	(27,852)	(13,552)	(3,834)
Tax effect of unused tax losses not recognized	2,656	2,808	1,767
Tax effect of prior years’ unrecognized tax losses utilized this year	(7,604)	(57)	(2,008)
Other (note)	—	—	42,824

Actual tax expenses	16,625	13,172	56,128

note: This represents the net deferred tax expense recognised in connection with the tax settlement of APSTAR IIR (See note 19(a)).
20.	INCOME TAXES IN THE CONSOLIDATED BALANCE SHEET
(a)	Income taxes payable in the consolidated balance sheet represents:

	2005	2006
	HK$	HK$
Overseas tax payable	4,418	11,644
Balance of overseas tax provision relating to prior years	84,669	81,436
Balance of Hong Kong profits tax provision relating to prior years	99	—

	89,186	93,080

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
20. INCOME TAXES IN THE CONSOLIDATED BALANCE SHEET (continued)
(b)	The components of deferred tax (assets)/liabilities recognized in the consolidated balance sheet and the movements during the years ended December 31, 2005 and 2006 are as follows:

	Depreciation
	allowances in
	excess of	Deferred		Other
	related	lease		temporary
	depreciation	income	Losses	differences	Total
	HK$	HK$	HK$	HK$	HK$
Deferred tax arising from:
At January 1, 2005	134,582	—	(132,266)	(241)	2,075
Charged/(credited) to consolidated statements of operations	241,840	—	(247,369)	(155)	(5,684)

At December 31, 2005	376,422	—	(379,635)	(396)	(3,609)

At January 1, 2006	376,422	—	(379,635)	(396)	(3,609)
Charged/(credited) to consolidated statements of operations	(3,047)	166,063	(104,093)	(146)	58,777

At December 31, 2006	373,375	166,063	(483,728)	(542)	55,168

	2005	2006
	HK$	HK$
Net deferred tax assets recognized in the consolidated balance sheet	(3,609)	(8,747)
Net deferred tax liabilities recognized in the consolidated balance sheet	—	63,915

	(3,609)	55,168

(c)	Deferred tax assets not recognized:

The Group has not recognized deferred tax assets in respect of tax losses of HK$44,895 and HK$42,961 and other deductible temporary differences of HK$22,667 and HK$23,770, as the realization of assets was considered not probable as at December 31, 2005 and 2006, respectively.

The Group’s share of unrecognized deferred tax assets in respect of tax losses of jointly controlled entity amounted HK$35,791 and HK$40,701 and other deductible temporary differences amounted HK$4,654 and HK$989 as at December 31, 2005 and 2006, respectively.

The tax losses do not expire under current tax legislation.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
21. RELATED PARTY TRANSACTIONS
(a)	During the years ended December 31, 2004, 2005 and 2006, the Group entered into the following transactions with related parties:

		Years ended December 31,
	Note	2004	2005	2006
		HK$	HK$	HK$
Income from provision of satellite transponder capacity and provision of satellite-based telecommunications services to certain shareholders and its subsidiary of the Company	(i )	38,259	36,339	16,309

Income from provision of satellite transponder capacity, provision of satellite-based telecommunications services to a holding company and its subsidiaries of a shareholder of the Company	(i )	24,163	31,335	36,068

Management fee income from a jointly controlled entity	(ii)	480	480	480

Management fee expenses to a holding company of a shareholder of the Company	(iii)	1,135	—	—

Payments of service fee in connection with the satellite project to a fellow subsidiary of a shareholder of the Company	(iv)	151,895	138,727	—

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
21. RELATED PARTY TRANSACTIONS (continued)
(b)	At December 31, 2005 and 2006, the Group had the following amounts included in the consolidated balance sheet in respect of amounts owing by and to related parties:

	Amounts due
	from
	Immediate		Amounts due				Deposits,		Payables and		Rentals received
	holding		from a jointly		Trade		prepayments and		accrued		in advance and
	company		controlled entity		receivables		other receivables		charges		eferred income
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Immediate holding company	—	82	—	—	—	—	—	—	—	—	—	—

Jointly controlled entities	—	—	72,576	75,035	—	—	—	—	—	—	—	—

Certain shareholders and its subsidiary of the Company	—	—	—	—	22,992	1,037	—	—	528	228	—	—

Holding company and its subsidiaries of a shareholder of the Company (note (i))	—	—	—	—	390	908	—	123	325	11	236,425	217,193

Notes:

(i)	The terms and conditions of these transponder capacity utilization agreements are similar to those contracted with other customers of the Group.

(ii)	Management fee income arose from a reimbursement of cost of service provided to a jointly controlled entity under the agreement.

(iii)	Management fee expenses arose from a reimbursement of cost of services provided from the holding company of a shareholder of the Company.

(iv)	The Directors consider that the service fee is charged according to prices and conditions similar to those offered to other customers by the launch service provider.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
22. SUPPLEMENTAL INFORMATION
(a)	Other operating income/(expenses)

Other operating income/(expenses) includes the following:

	Years ended December 31,
	2004	2005	2006
	HK$	HK$	HK$
Compensation income for late delivery of the satellite *	—	15,600	—

*	On December 11, 2001, the Group entered into a Satellite Procurement Agreement with a contractor for the design, construction, tests and delivery of APSTAR VI. APSTAR VI was originally scheduled to be launched at the end of 2004/early 2005. The delay in delivery of the satellite by the contractor has caused the postponement of the launch of APSTAR VI until April 12, 2005. To cope with the delay, the contractor agreed and paid a lump sum payment to the Group for the liquidated damages due to the late delivery of APSTAR VI in 2005.
(b)	Borrowing costs

	Years ended December 31,
	2004	2005	2006
	HK$	HK$	HK$
Interest on bank borrowings wholly repayable within five years	17,223	44,482	60,525
Other borrowing costs	3,598	2,222	3,615
Less: amount capitalized into construction
in progress*	(16,704)	(9,762)	—

	4,117	36,942	64,140

*	The borrowing costs were capitalized for 2004 and 2005 at a rate of 2.27% to 2.41% and 4.04% to 4.25% per annum respectively, which arose on bank loans borrowed for the purpose of financing the construction and launching of satellites. No borrowing cost have been capitalised in 2006.
(c)	Staff costs

	Years ended December 31,
	2004	2005	2006
	HK$	HK$	HK$
Staff costs (including directors’ emoluments)
Pension contributions	1,608	1,878	2,399
Less: Forfeited contributions	(29)	(21)	(8)

Net pension contributions	1,579	1,857	2,391
Salaries, wages and other benefits	40,258	44,264	44,363

	41,837	46,121	46,754
Less: Capitalized into construction in progress	(772)	—	—

	41,065	46,121	46,754

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
22. SUPPLEMENTAL INFORMATION (continued)
(d)	(Loss)/income from operations

	Years ended December 31,
	2004	2005	2006
	HK$	HK$	HK$
Loss from operations has been arrived at after charging/(crediting):

Amortization on leasehold land held for own use	375	375	375
Bad debts written off	—	19	—
Depreciation	177,617	197,806	231,347
Exchange loss/(gain)	458	584	(302)
Loss/(gain) on disposal of property, plant and equipment	32	(109)	(17,630)
Allowance for doubtful receivables	5,654	350	8,347

(e)	Allowance for doubtful receivables

	Years ended December 31,
	2004	2005	2006
	HK$	HK$	HK$
Balance at beginning of the year	14,439	20,093	20,510
Charged to consolidated statements of opeartions	5,654	350	8,347
Exchange difference	—	67	211

Balance at end of the year	20,093	20,510	29,068

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
22. SUPPLEMENTAL INFORMATION (continued)
(f)	Directors’ remuneration

Directors’ remuneration for the year ended December 31, 2005 is set out below:

		Salaries,	Retirement
	Directors’	allowances and	scheme	2005
	fees	benefits in kind	contributions	Total
	HK$	HK$	HK$	HK$
Executive directors
Ni Yifeng	23	1,427	76	1,526
Tong Xudong	50	2,316	142	2,508
Chen Zhaobin	27	2,595	49	2,671

Non-executive directors
Liu Ji Yuan	50	—	—	50
Zhang Hainan	50	—	—	50
Lim Toon	50	—	—	50
Lan Kwai-chu	19	—	—	19
Yin Yen-liang	50	—	—	50
Wu Zhen Mu	50	—	—	50
Lim Wee Seng (note ii)	31	—	—	31
Tseng Ta-mon (note iii)	—	—	—	—
Kwok Kah Wai Victor (note i)	—	—	—	—

Independent non-executive directors
Yuen Pak Yiu, Philip	100	—	—	100
Huan Guocang	100	—	—	100
Lui King Man	100	—	—	100

	700	6,338	267	7,305

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
22. SUPPLEMENTAL INFORMATION (continued)
(f)	Directors’ remuneration (Continued)

Directors’ remuneration for the year ended December 31, 2006 is set out below:

		Salaries,	Retirement
	Directors’	allowances and	scheme	2006
	fees	benefits in kind	contributions	Total
	HK$	HK$	HK$	HK$
Executive directors
Ni Yifeng	50	2,800	165	3,015
Tong Xudong	50	2,263	142	2,455

Non-executive directors
Rui Xiaowu	3	—	—	3
Liu Ji Yuan	47	—	—	47
Zhao Liqiang	3	—	—	3
Zhang Hainan	47	—	—	47
Lim Toon	50	—	—	50
Ho Siaw Hong	38	—	—	38
Lan Kwai-chu	12	—	—	12
Yin Yen-liang	50	—	—	50
Wu Zhen Mu	50	—	—	50
Tseng Ta-mon (note iii)	—	—	—	—

Independent non-executive directors
Yuen Pak Yiu, Philip	100	—	—	100
Huan Guocang	100	—	—	100
Lui King Man	100	—	—	100

	700	5,063	307	6,070

In addition to the above remuneration, certain Directors were granted share options under the Company’s share option scheme. The details of these benefits in kind are disclosed under the paragraph “Share option schemes” in note 24.
Notes:

Alternate directors are not entitled to receive any directors’ fees:
(i)	Mr. Kwok Kah Wai Victor was alternate director.

(ii)	Mr. Lim Wee Seng was re-designated from alternate director to non-executive director on 20 December 2004.

(iii)	Mr. Tseng Ta-mon was re-designated from non-executive director to alternate director on 8 September 2004.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
22. SUPPLEMENTAL INFORMATION (continued)
(g)	Individuals with highest emoluments

Of the five highest paid individuals of the Group, two are directors (2005: three) whose remuneration is disclosed in note 22(f). The aggregate of emoluments in respect of the other three (2005: two) individuals are as follows:

	2005	2006
	HK$	HK$
Salaries and other emoluments	4,117	4,541
Performance related incentive payments	—	154
Retirement benefits contributions	218	303

	4,335	4,998

The emoluments of the three (2005: two) individuals with the highest emoluments are within the following bands:

	Number of individuals
	2005	2006
$Nil to $1,000	—	1
$1,500 to $2,000	1	—
$2,001 to $2,500	—	2
$2,501 to $3,000	1	—

	2	3

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

				Provision of
	Provision of satellite			satellite-based
	transponder capacity and related			broadcasting and			Inter-segment
	services			telecommunications services			elimination				Consolidated
	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Turnover from external customers	238,418	290,683	363,074	38,683	45,552	63,817	—	—	—	277,101	336,235	426,891
Inter-segment turnover	5,276	4,264	19,193	6	720	1,128	(5,282)	(4,984)	(20,321)	—	—	—

Total	243,694	294,947	382,267	38,689	46,272	64,945	(5,282)	(4,984)	(20,321)	277,101	336,235	426,891

Service income										159	277	97

										277,260	336,512	426,988

Segment result	28,230	(29,021)	71,809	(3,332)	(3,697)	8,481	(6)	(5)	(5)	24,892	(32,723)	80,285
Service income										159	277	97
Unallocated other net income										9,410	30,831	37,698
Unallocated selling and Administrative expenses
- staff costs										(41,605)	(45,035)	(44,940)
- office expenses										(31,421)	(31,815)	(35,670)

(Loss)/profit from operations										(38,565)	(78,465)	37,470
Borrowing costs										(4,117)	(36,942)	(64,140)
Share of results of jointly controlled entities										(2,709)	(7,995)	2,182
Provision for income taxes										(16,625)	(13,172)	(56,128)

Loss for the year										(62,016)	(136,574)	(80,616)

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
23. SEGMENTAL REPORTING (continued)

	Provision of satellite			Provision of
	transponder capacity and related			satellite-based broadcasting and			Inter-segment
		services		telecommunications services			elimination			Consolidated
	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Depreciation for the year	167,521	187,967	224,501	10,096	9,839	6,846
Impairment loss for the year	—	59,904	—	1,800	7,512	—

Significant non-cash expenses (other than depreciation)	2,883	—	7,886	2,771	349	460

	Provision of satellite			Provision of
	transponder capacity and related			satellite-based broadcasting and			Inter-segment
		services		telecommunications services			elimination			Consolidated
	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Segment assets		3,110,958	2,858,518		50,170	50,768		(56,666)	(51,922)		3,104,462	2,857,364

Investment in and amounts due from jointly controlled entities		74,817	79,458		—	—					74,817	79,458

Corporate assets											435,010	470,740

Total assets											3,614,289	3,407,562

Segment liabilities		384,044	344,165		87,043	90,362		(56,666)	(51,922)		414,421	382,605

Corporate liabilities											1,138,316	1,042,724

Total liabilities											1,552,737	1,425,329

Capital expenditure incurred during the year		521,677	3,506		2,787	2,728

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
23.	SEGMENTAL REPORTING (continued)

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

	Hong Kong			Other regions in the PRC			Singapore			Indonesia			Others			Unallocated
	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Turnover from external customers	21,287	38,459	60,340	195,155	201,851	207,389	23,339	30,657	49,821	6,010	32,262	50,420	31,469	33,283	59,018	—	—	—

Segment assets	1,666	4,009	15,302	55,492	44,972	41,254	2,226	468	1,930	155	4,061	14,132	4,522	5,453	7,643	3,556,731	3,555,326	3,327,301

Capital expenditure incurred during the year	—	—	—	2,253	1,416	844	—	—	—	—	—	—	—	—	—	428,487	523,048	5,390
24.	SHARE OPTION PLAN

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

The total number of shares which may be issued upon exercise of all options to be granted under Scheme 2001 and Scheme 2002 shall not in aggregate exceed 10% of the total number of shares of the Company in issue on the adoption date of the Scheme 2002 (i.e. 412,720,000 shares). As at the date of this report, 413,265,000 shares of the Company were in issue.

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

The particulars of the share options granted under the Scheme 2001 outstanding during the years ended December 31, 2004, 2005 and 2006 are as follows:

Number of
share options
At January 1, 2004	9,670,000
Cancelled during the year	(1,220,000)

At December 31, 2004	8,450,000
Cancelled during the year	(4,220,000)

At December 31, 2005	4,230,000
Cancelled during the year	(840,000)

At December 31, 2006	3,390,000

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

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
25.	FINANCIAL INSTRUMENTS

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

At the balance sheet date, the Group has a certain concentration of credit risk as 31% and 28% in 2005 and 2006 respectively of the total trade and other receivables was due from the Group’s largest customer, and as 65% and 62% in 2005 and 2006, respectively, was due from the Group’s five largest customers respectively within the satellite transponder business segment.

The credit risk on liquid funds is limited because the majority of counter parties are financial institutions with high credit ratings assigned by international credit-rating agencies and state-controled financial instituations with good reputation.

Revenues from the Group’s largest customer for the years ended December 31, 2004, 2005 and 2006 represented 12.7%, 9.1% and 8.4%, respectively, of total revenues. Revenues from the Group’s five largest customers represented 40.4%, 33.6% and 30.0%, respectively, of total revenues during such periods.

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

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
25.	FINANCIAL INSTRUMENTS (continued)
(c)	Interest rate risk

The Group is subject to interest rate risk due to fluctuation in interest rates. As of December 31, 2006, the Group’s outstanding bank loans consist of variable interest rate loans only. From time to time, the Group may enter into interest rate swap agreements designed to mitigate our exposure to interest rate risks, although the Group did not consider it necessary to do so in 2006. Upward fluctuations in interest rates increase the cost of new bank loans and the interest cost of outstanding bank loans. As a result, a significant increase in interest rates could have a material adverse effect on the financial position of the Group.

The following table contains information about the Group’s bank loans that are sensitive to changes in interest rates, as of December 31, 2006.

	Expected Maturity Date
	2007	2008	2009	2010	2011	Thereafter
	(HK$ in million, except interest rates)
Variable rate bank loan	159	220	257	202	98	—

Average interest rate(1)	5.85%	5.606%	5.566%	5.654%	5.774%	5.774%

(1)	The interest rates are the implied future LIBOR rates calculated from US swap as proxy.
(d)	Foreign currency risk

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

At December 31, 2006, it is estimated that a general increase of one percentage point in interest rates would increase the Group’s loss before income taxes by approximately HK$11,076 and HK$10,660 respectively in 2005 and 2006 so far as the effect on interest-bearing financial instruments is concerned.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
25.	FINANCIAL INSTRUMENTS (continued)
(f)	Fair values

The following financial assets and liabilities have their carrying amount approximately equal to their fair value: trade receivables, deposit, prepayments and other receivables, cash and cash equivalents, payables and accrued charges, and secured bank borrowings.
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

If a significant change in the estimated useful lives of our satellites is identified, the Group accounts for the effects of such change as depreciation expenses on a prospective basis. Details of the depreciation of communication satellites are disclosed in notes 3(e) and 5.

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

The management of the Group estimates the provision of bad and doubtful debts required for the potential non-collectability of trade receivables and other receivables at each balance sheet date based on the ageing of its customer accounts and its historical write-off experience, net of recoveries. The Group performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customers’ current credit worthiness. The Group does not make a general provision on its trade receivables and other receivables, but instead, makes a specific provision on its trade receivables and other receivables. Hence, the Group continuously monitors collections and payments from customers and maintains allowances for bad and doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the customers of the Group were to deteriorate, actual write-offs would be higher than estimated. For the year ended December 31, 2004, 2005 and 2006, the Group made the provision for bad and doubtful debts in the amount of HK$ 5,654, HK$350 and HK$8,347 respectively.

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

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
26.	ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)
(b)	Critical accounting judgement in applying the group’s accounting policies (continued)
(iii)	Impairment of property, plant and equipment (continued)

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

(iv)	Contingencies and provisions

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

To estimate the expenditure that the Group is likely to bear in order to settle an obligation, the management of the Group takes into consideration all of the available information at the closing date for its consolidated financial statements. If no reliable estimate of the amount can be made, no provision is recorded. For details, please refer to note 15(c) of contingent liabilities.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
27.	Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ended December 31, 2006

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the accounting period ended December 31, 2006 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has conducted that the adoption of them is unlikely to have a significant impact on the company’s results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the financial statements:

Effective for
accounting periods
beginning on or after
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
(i)	Investment properties revaluation and depreciation

Under HK GAAP, all changes in the fair value of investment properties are recognised directly in the statement of operations in accordance with the fair value model.

Under US GAAP, investment properties are stated at cost and depreciated over the shorter of the useful life and the land lease terms. Accordingly, the investment properties of the Group and its jointly controlled entity, which are stated at open market value, have been restated at historical cost less accumulated depreciation.

Depreciation has been based on the historical cost of the properties held by the Group and its jointly controlled entity and the useful lives of such properties range from 44 to 46 years. The gross historical cost of properties held by the Group and its jointly controlled entity subject to depreciation under US GAAP which are not depreciated under HK GAAP at December 31, 2006 amounted to HK$3,821 (2005: HK$3,821) and HK$140,000 (2005: HK$140,000), respectively.

In the US GAAP reconciliation of net loss for the year, the adjustments with respect of investment properties represent: (i) the reversal of revaluation gain in respect of the Group’s properties of HK$156 (2005: HK$nil and 2004: HK$78), and the Group’s proportionate share of revaluation loss in respect of the property held by its jointly controlled entity HK$nil (2005: HK$7,150 and 2004: revaluation loss of HK$2,200); and (ii) the depreciation in respect of the properties held by the Group amounting to HK$83 (2005: HK$83 and 2004: HK$84), and the Group’s proportionate share of depreciation in respect of the property held by jointly controlled entity amounting HK$1,750 (2005: HK$1,750 and 2004: HK$1,750) which are not recongized under HK GAAP.

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

In the US GAAP reconciliation of shareholders’ equity at December 31, 2006, the adjustments represent the reversal of revaluation gain in respect of the investment properties of the Group of HK$156 (2004: HK$nil), and the Group’s proportionate share of revaluation loss in respect of the property held by its jointly controlled entity of HK$1,650 (2005: HK$1,650).

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

Under US GAAP, and prior to January 1, 2006, the Group followed Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees”, and determined compensation expenses based on the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the stock options. Such amount was charged to the consolidated income statement over the vesting period of the options. With effect from January 1, 2006, in order to comply with Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS 123R”), “Share-Based Payment”, the Group recognizes compensation expense for all share-based payments at fair value. The Group adopted the modified-prospective transition method in which effective from January 1, 2006, compensation expense is recognized at fair value for (i) share options granted after January 1, 2006; and (ii) all share options granted prior to January 1, 2006 that remain unvested at that date. No restatement for prior periods is required.

Given share options granted prior January 1, 2006 became exercisable before January 1, 2006 and no share options were granted after January 1, 2006, there is no effect to the Group as a result of adoption of SFAS 123R.

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

Under International Financial Reporting Standard, minority intesests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the year are presented on the face of the consolidated statements of income as an allocation of the total net income for the year between the minority interests and the equity shareholders of the Company. Under USGAAP, minority interests at the balance sheet date are presented in the consolidated balance sheet either as liabilities or separately from liabilities and equity. Minority interests in the results of the Group for the year are also separately presented in the consolidated statements of income as a component of net income.

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

Segment information, including revenues and results for these segments for each of the three years ended December 31, 2006 is presented in note 23. The computation of segment results required by HK GAAP approximates measures of performance used internally by the chief operating decision maker and materially complies with US GAAP.

Please refer to note 23 for the Group’s other segment information required by the provisions of SFAS No. 131 “Segment Reporting”.
(b)	Net loss

The effect on net loss of significant differences between HK GAAP and US GAAP is as follows:

	Years ended December 31,
	2004	2005	2006
	HK$	HK$	HK$
Net loss attributable to equity shareholders in accordance with HK GAAP	(59,957)	(135,564)	(79,480)

Adjustments required under US GAAP
Revaluation of investment properties	2,122	7,150	(156)
Depreciation of investment properties	(1,834)	(1,833)	(1,833)
Impairment of long-lived assets	1,080	—	—

Net loss in accordance with US GAAP	(58,589)	(130,247)	(81,469)

Basic and diluted loss per share under US GAAP	(14 cents)	(32 cents)	(20 cents)

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)
(b)	Net loss (continued)

Options to purchase 4,230,000 shares and 3,390,000 shares of common stock at HK$2.765 per share were outstanding during the years 2005 and 2006, respectively, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares for the period. The options, which expire on May 21, 2011, were still outstanding at the end of year 2006.

(c)	Shareholders’ equity

The effect on shareholders’ equity of significant differences between HK GAAP and US GAAP is as follows:

	Years ended December 31,
	2005	2006
	HK$	HK$
Total equity attributable to equity shareholders in accordance with HK GAAP	2,058,625	1,980,442

Adjustments required under US GAAP
Revaluation of investment properties	1,650	1,494
Accumulated depreciation of investment properties	(4,265)	(6,098)
Impairment of long-lived assets	1,080	1,080

Shareholders equity in accordance with US GAAP	2,057,090	1,976,918

The changes in shareholders’ equity in accordance with US GAAP is as follows:

	Capital	Additional	Other	Retained
	stock	paid-in capital	reserves	earnings
	HK$	HK$	HK$	HK$
Balance at January 1, 2004	41,327	1,807,749	2	395,732
Foreign currency translation adjustment	—	—	80	—
Net loss for the year	—	—	—	(58,589)

Balance at December 31, 2004	41,327	1,807,749	82	337,143
Foreign currency translation adjustment	—	—	1,369	—
Net loss for the year	—	—	—	(130,247)
Others	—	—	—	(333)

Balance at December 31, 2005	41,327	1,807,749	1,451	206,563
Foreign currency translation adjustment	—	—	1,297	—
Net loss for the year	—	—	—	(81,469)

Balance at December 31, 2006	41,327	1,807,749	2,748	125,094

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)
(d)	Comprehensive income under US GAAP

The comprehensive loss for the year ended December 31, 2004 was HK$58,509, comprised of net loss of HK$58,589 and a foreign currency translation gain of HK$80.

The comprehensive loss for the year ended December 31, 2005 was HK$128,878, comprised of net loss of HK$130,247 and a foreign currency translation gain of HK$1,369.

The comprehensive loss for the year ended December 31, 2006 was HK$80,172, comprised of net loss of HK$81,469 and a foreign currency translation gain of HK$1,297.
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

The consolidated statements of operations under US GAAP are as follows:

	Years ended December 31,
	2004	2005	2006
	HK$	HK$	HK$
Total revenues	277,260	336,512	426,988
Total costs and expenses	(323,519)	(445,891)	(427,299)
Gain on disposal of property plant and equipment	—	—	17,630

(Loss)/income from operations	(46,259)	(109,379)	17,319
Other income/(expenses)
Borrowing costs	(4,117)	(36,942)	(64,140)
Interest income	7,312	12,916	17,559
Others-net	2,020	17,915	2,353
Share of losses of jointly controlled entities	(2,259)	(2,595)	432

Loss before income taxes and minority interests	(43,303)	(118,085)	(26,477)
Provision for income taxes	(16,625)	(13,172)	(56,128)
Minority interests	1,339	1,010	1,136

Net loss	(58,589)	(130,247)	(81,469)

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)
(e)	Consolidated statements of operations and consolidated balance sheets under US GAAP (continued)

Under US GAAP, the Company’s consolidated current assets were HK$491,473 and HK$561,946 and total assets were HK$3,615,451 and HK$3,405,155 at December 31, 2005 and 2006, respectively, and consolidated current liabilities were HK$297,438 and HK$345,320 and total liabilities were HK$1,554,714 and HK$1,426,446 at December 31, 2005 and 2006, respectively.

(f)	Consolidated statements of cash flow

The Group applies Hong Kong Accounting Standards No. 7 “Cash Flow Statements” (“HKAS 7”). Its objectives and principles are similar to those set out in SFAS No. 95, “Statement of Cash Flows” for US GAAP purposes. The principal differences between the standards relate to classification. Interest received is classified under investing activities and interest paid under financing activities shown under HKAS 7. These items are classified under operating activities under SFAS No. 95.

A reconciliation of the major captions in the consolidated statements of cash flow under HK GAAP and US GAAP is as follows:

	Years ended December 31,
	2004	2005	2006
	HK$	HK$	HK$
Net cash from operating activities:

Amount under HK GAAP	233,378	149,528	214,901
US GAAP adjustment - interest received	6,810	13,404	16,896
- interest paid	(15,847)	(32,582)	(63,514)

Amount under US GAAP	224,341	130,350	168,283

Net cash used in investing activities:

Amount under HK GAAP	(364,492)	(617,468)	52,687
US GAAP adjustment — interest received	(6,810)	(13,404)	(16,896)

Amount under US GAAP	(371,302)	(630,872)	35,791

Net cash from financing activities:

Amount under HK GAAP	257,933	118,933	(254,740)
US GAAP adjustment — interest paid	15,847	32,582	63,514

Amount under US GAAP	273,780	151,515	(191,226)

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)
(g)	Income taxes

A reconciliation of the expected income tax benefit, using the statutory tax rates of the applicable countries, with the actual income taxes expense under US GAAP is as follows:

	Year ended December 31,
	2004	2005	2006
	HK$	HK$	HK$
Loss before tax and minority interests	(43,303)	(118,085)	(26,477)

Notional tax on loss before tax, calculated at the rates applicable to losses in the countries concerned	(8,072)	(21,066)	(5,058)
Overseas withholding tax	17,000	18,856	19,122
Tax effect of non-deductible expenses	40,497	26,183	3,315
Tax effect of non-taxable revenue	(27,852)	(13,552)	(3,834)
Tax effect of unused tax losses not recognized	2,656	2,808	1,767
Tax effect of prior year’s unrecognized tax losses utilized this year	(7,604)	(57)	(2,008)
Others	—	—	42,824

Actual tax expenses	16,625	13,172	56,128

All but an insignificant amount of loss was generated from Hong Kong sources.

Non-deductible expenses include tax losses incurred by several subsidiaries that are not allowed to be carried forward to offset future taxable income.

Others represents the net deferred tax expenses recognised in connection with the tax settlement (see note 19(a)).

As at December 31, 2006, the Group had net operating loss carryforwards of approximately HK$2,807,121, which can be carried forward indefinitely.

The income taxes expense/(benefit) under US GAAP is presented below:

	Years ended December 31,
	2004	2005	2006
	HK$	HK$	HK$
Current	17,000	18,856	(2,649)
Deferred	(375)	(5,684)	58,777

	16,625	13,172	56,128

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)
(g)	Income taxes (continued)

The principal components of the deferred tax liabilities/(assets) under US GAAP are as follows:

	December 31,
	2005	2006
	HK$	HK$
Deferred tax assets:
Tax losses	388,328	492,713
Property, plant and equipment	4,378	4,679
Trade and other receivables	2,705	3,235
Others	693	505

Total deferred tax assets	396,104	501,132
Valuation allowance	(16,073)	(16,862)

Net deferred tax assets	380,031	484,270

Deferred tax liabilities:
Deferred lease income	—	(166,063)
Property, plant and equipment	(376,422)	(373,375)

Net deferred tax (liabilities)/assets	3,609	(55,168)

At January 1, 2004, the valuation allowance was HK$16,910. During 2004, 2005 and 2006, the valuation allowance decreased by HK$3,822, increased by HK$2,985 and increased by HK$789, respectively.

The valuation allowance relates to tax losses and other deductible temporary differences which management considers it is more likely than not that these deferred tax assets will not be realized.

In accordance with HK GAAP, deferred tax assets and liabilities are classified as non-current items. Under US GAAP, deferred tax assets and liabilities would be classified as current or non-current based on the classification of the related asset or liability, and the valuation allowance is allocated on a pro rata basis for the relevant jurisdiction. At December 31, 2006 and 2005, deferred tax assets and liabilities for U.S. GAAP were as follows:

	December 31,
	2005	2006
	HK$	HK$
Net current deferred tax assets recognized in the consolidated balance sheet	5,586	9,864
Net non-current deferred tax liabilities recognized in the consolidated balance sheet	(1,977)	(65,032)

	3,609	(55,168)

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)
(h)	The Group’s tangible long-lived assets are located in the following countries as of December 31, 2004, 2005 and 2006:

	December 31,
	2004	2005	2006
	HK$	HK$	HK$
Hong Kong	158,205	151,957	136,261
PRC	20,373	18,526	16,027
Unallocated (note)	2,504,092	2,831,259	2,571,790

	2,682,670	3,001,742	2,724,078

Note: represents the satellites which are used for transmission to multiple countries but not located at a specific country.

APT SATELLITE HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in thousands, except share data)
28.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) AND ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP (continued)
(i)	Recent US accounting pronouncements

Statement of Financial Accounting Standards (“SFAS”) No. 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group is in the process of evaluating the potential impact of this standard.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 will be effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Group is in the process of determing whether it will elect the fair value option allowed by the statement.

FASB Interpretation No. 48 (“FIN 48”)

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statements No. 109”, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the entities recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for the fiscal years beginning after December 15, 2006. Management does not expect the adoption of this interpretation to have a material effect on the Company’s consolidated results of operations and financial position.

Staff Accounting Bulletin No. 108 (“SAB 108”)

In September 2006, the SEC issued SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company’s balance sheet and statement of operations and the related financial statement disclosures. The Company adopted SAB 108 for the year ended December 31, 2006, which did not have any impact on the Company’s consolidated financial position or results of operations.