Form 20-F
period 2007-12-31
APT SATELLITE HOLDINGS LTD
filed 2008-06-27
CIK 1027229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934, or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2007
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
413,265,000 Ordinary Shares as of December 31, 2007.
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
Large Accelerated Filer ☐                     Accelerated Filer ☐                      Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☑
Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐                      Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐                       NO ☑

-i-

-ii-

GLOSSARY OF CERTAIN TERMS
In this Form 20-F, unless the context otherwise requires, the following expressions have the following meanings:

ADS	An American Depositary Share representing ownership of eight shares of the Company’s Ordinary Shares, evidenced by American Depositary Receipts.

analog	A method of storing, processing or transmitting information through a continuously varied (rather than pulsed) signal.

APCN2	Asia Pacific Cable Network 2, a submarine cable project under a consortium of telecommunication companies. The project provides additional telecom capacity for designated Asian cities.

APSTAR System	The Company’s current and future satellites, including APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V, APSTAR VI , and any other satellites to be launched by the Company in the future.

APT/APT HK	APT Satellite Company Limited, a company incorporated in the HKSAR and a wholly-owned indirect subsidiary of the Company.

APT BVI	APT Satellite Investment Company Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company.

APT Group	The Company and its subsidiaries and affiliates.

APT International	APT Satellite International Company Limited, a company incorporated in the British Virgin Islands with limited liability and a shareholder of the Company.

APT’s Leases	The Lease Agreement as supplemented and modified by the Cancelled Agreement for Lease, the Deed of Cancellation, the Second Supplemental Agreement, the Fifth Modification of Lease and the Fifth Modification Proposal.

APT Telecom	APT Satellite Telecommunications Limited, a jointly controlled entity of the Company which is incorporated in the HKSAR.

APT Telecom Lease	The agreement for lease dated March 12, 2001 made between APT Telecom and Science and Technology Parks Corporation in respect of the Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extension Thereto, Hong Kong, as modified by the Modification of Agreement for Lease and Modification of Proposal Form.

APT TS	APT Telecom Services Limited, a company incorporated in the HKSAR and a wholly-owned subsidiary of APT.

bandwidth	A range of frequencies occupied by a modulated carrier or the range of frequencies which can be transmitted through a communications system. Bandwidth is one measure of the information carrying capacity of a transponder. The wider the bandwidth, the more information can be transmitted.

Bank loan	On December 16, 2002, APT Satellite Company Limited entered into a secured term facility of US$240 million. It was amended by a Deed of Amendment and Restatement on October 27, 2004 and a Second Deed of Amendment and Restatement on May 18, 2005.

Basic Law	The Basic Law of the Hong Kong Special Administrative Region (HKSAR) of the People’s Republic of China, effective as of July 1, 1997, is the constitutional document for the HKSAR.

beam	The directed electromagnetic rays emanating from a spacecraft or ground station. With respect to satellites, it typically refers to aggregates of these rays such as a China (coverage) beam or global (coverage) beam.

Cancelled Agreement for Lease	The agreement for lease dated June 19, 2000 made between APT and the Science and Technology Parks Corporation in respect of the original Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto.

C2C	C2C Pte. Ltd., a cable network provider under a consortium of telecommunication companies led by Singapore Telecommunications Ltd.

-iii-

CCTV	China Central Television, a PRC state-owned enterprise under the supervision and control of the SARFT.

CITV	China International Television Corporation, a PRC state-owned enterprise under the supervision and control of the SARFT.

CLTC	China Satellite Launch and Tracking Control General, a PRC state-owned enterprise subject to the supervision and control of the Defense Commission.

C-band	In satellite communications (FSS) used to refer to downlink frequencies between 3.4 GHz and 4.2 GHz and uplink frequencies between 5.85 GHz and 7.075 GHz. It is often referred to as 4/6 GHz.

cellular	Domestic public cellular radio telecommunications service. Cellular systems are based on multiple base stations, or ‘‘cells,’’ that permit efficient frequency reuse and on software that permits the system to band mobile calls from cell to cell as subscribers move through the cellular service area.

China Aerospace	China Aerospace Science & Technology Corporation (formerly China Aerospace Corporation or the PRC Ministry of Aerospace Industry), a PRC state-owned enterprise engaged in the research, design, testing and manufacturing of launch vehicles and satellites.

ChinaSat	China Telecommunications Broadcast Satellite Corporation, a PRC state-owned enterprise under the supervision of the SASAC

DBS	Direct broadcast satellite, a satellite capable of transmitting direct-to-home television programming.

dBW	Decibel relative to one watt, a measure of a satellite’s power (e.g., 50 dBW is 10 times more powerful than 40 dBW).

Deed of Cancellation	The deed of cancellation and surrender dated March 12, 2001 in respect of cancellation of the Cancelled Agreement for Lease made between APT and Science and Technology Parks Corporation.

digital	Referring to a method of storing, processing, or transmitting information through a pulsed (rather than continuously varied) signal.

downlink	The receiving portion of a satellite circuit extending from the satellite to the earth.

Director(s)	Director(s) of the Company, including all executive director(s), all non-executive director(s) and independent non-executive directors.

earth station	The antennae, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.

EBITDA	Net income before taking into account: (i) interest expenses; tax; any share of the profit of any associated company or undertaking, except for dividends received in cash by any member of the Company; any share of the non-cash loss of any investment company of other associated company or undertakings; and extraordinary and exceptional items; and (ii) without double-counting, after adding back all amounts provided for as depreciation, amortization, impairment assets value or other provision not involving an outflow of cash.

EIRP	Equivalent isotropic radiated power, the product of the power supplied to the antenna and the antenna gain in a given direction relative to an isotropic antenna (absolute or isotropic gain).

Eligible Employee(s)	Employee(s) (whether full time or part time employee(s), including any executive director but not any non-executive director) of the Company or its subsidiaries.

Eligible Grantee(s)	Persons who are eligible to accept the offer of the grant of an Option in accordance with the Scheme 2001 or Scheme 2002, as the context requires.

FCL	Fixed Carrier Licence issued by OFTA for the provision of Facility-based External Telecommunication Services.

-iv-

Fifth Modification of Lease	The fifth modification of agreement for lease dated May 31, 2002 made between APT and Science and Technology Parks Corporation in respect of modification of purpose of the lease contained in the Lease Agreement.

Fifth Modification Proposal	The fifth modification to proposal form dated May 31, 2002 made between APT and Science and Technology Parks Corporation in respect of modification of purpose in the proposal form in relation to the Lease Agreement.

footprint	The geographic area covered by a satellite’s downlink or uplink beams, the outer edge of which is generally defined as that area where the quality of communication degrades below an acceptable commercial level due to the spacecraft antenna pattern, power of the signal or curvature of the earth.

4th G	an abbreviation for Fourth-Generation Communications System, is a term used to describe the next step in wireless communications. A 4G system will be able to provide a comprehensive IP solution where voice, data and streamed multimedia can be given to users on an “Anytime, Anywhere” basis, and at higher data rates than previous generations.

frequency	Number of repetitions in a given time. Typically it refers to the rate of variation per second of the carrier wave or modulating signal. Communications satellite RF signals are typically in the GHz frequency range. See C-band and Ku-band.

FTNS/Fixed Carrier Licence	Fixed telecommunications network services, presently known as Fixed Carrier Licence.

GEO	Geostationary orbit.

geostationary orbit	A geosynchronous orbit in which the orbital inclination and eccentricity of a satellite are zero such that the satellite appears to hover over a fixed position on the earth’s equator.

Global Offering	The Company’s initial world-wide public offering of Ordinary Shares and American Depositary Shares, each representing eight shares of the Company’s Ordinary Shares dated December 13, 1996.

HDTV	High definition television.

HKFRS	Hong Kong Financial Reporting Standards, which collectively includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants, and Hong Kong GAAP.

HKSAR	Hong Kong Special Administrative Region of the PRC.

Hong Kong GAAP	Accounting principles generally accepted in Hong Kong.

IAS	International Accounting Standards.

IASB	International Accounting Standards Board.

IFRS	International Financial Reporting Standards.

Interpretations	Interpretations issued by the Hong Kong Institute of Certified Public Accountants.

ISDN	Integrated services data network.

ITU or International Telecommunication Union	The International Telecommunication Union, the telecommunications agency of the United Nations, established to provide standardized communications procedures and practices, including frequency allocation and radio regulations, on a world-wide basis.

Joint Declaration	The Joint Declaration of the Government of the United Kingdom and the Government of the PRC on the Question of Hong Kong with Annexes signed on 19 December 1984.

Ku-band	In satellite communications (FSS), it is used to refer to downlink frequencies between 10.7 GHz and 12.75 GHz and uplink frequencies between 13.75 GHz and 14.8 GHz. Often it is referred to as 11/14 or 12/14 GHz.

-v-

Lease Agreements	The agreement for lease dated February 26, 1993, made between APT and the Science and Technology Parks Corporation in respect of Subsection 1 of Section E of Tai Po Town Lot No. 13 and Extension Thereto, Hong Kong on which APT’s satellite control center is developed.

LEO	Low-earth orbit of up to 1,500 miles above the earth.

Master Registry	The Master International Frequency Register of the ITU, which lists frequency assignments of orbital slots upon notification.

MEO	Mid-earth orbit of up to 18,000 miles above the earth.

megahertz (MHz)	A measure of frequency, 1 million cycles per second.

microwave	Radio frequency carrier waves with wavelengths of less than one meter- frequencies above 300 MHz.

MII	formerly the Ministry of Information Industry of the PRC.

mobile satellite services	Services transmitted via satellites to provide mobile telephone, paging, messaging, facsimile, data, and position location services directly to users.

OFTA	The Office of the Telecommunications Authority of Hong Kong or, where the context requires, the Telecommunications Authority of Hong Kong.

operational life	The time for which a satellite is capable of operating in its allotted position. The expected end of a satellite’s in-orbit operational life is mainly based on the period during which the satellite’s on-board fuel permits proper station-keeping maneuvers for the satellite.

Option(s)	Options granted to the Eligible Grantees under the Scheme 2001 or to the Participants under the Scheme 2002, as the context requires.

paging	A service designed to deliver a message to a person whose location is unknown; messages may be received via an alphanumeric or character display or small speaker.

Participant(s)	Any person belonging to any of the following classes of persons: (a) any Eligible Employee; and (b) any non-executive directors (including independent non-executive directors) of the Company or any of its Subsidiaries, in accordance with the Scheme 2002.

PRC	The People’s Republic of China.

PSTN	Public switched telephone networks which comprise the network infrastructure necessary for providing basic telephone services.

radio frequency	A frequency that is higher than the audio frequencies but below the infrared frequencies, usually above 20 KHz.

Radio Regulations	Radio Regulations of the ITU.

Radio Regulatory Department	Radio Regulatory Department of the MII.

Radiocommunication Bureau	Radiocommunication Bureau of the ITU.

SARFT	China State Administration of Radio Film and Television, a government office responsible for the management of the provision of Radio, Film and Television in the PRC.

SASAC	State-owned Assets Supervision and Administration Commission of the State Council of the PRC.

Satellite Control Center	The earth station of the APT Group for the TT&C of APSTAR Systems and the provision of broadcasting transmission and telecommunication services. It is located in Tai Po, New Territories, Hong Kong.

-vi-

Science and Technology Parks Corporation	Hong Kong Science and Technology Parks Corporation (formerly known as Hong Kong Industrial Science and Technology Parks Corporation), the lessor of certain Lease Agreements with the Company.

scrambled programming	Programming signals which require a decoder for purposes of viewing.

Second Supplemental Agreement	The second supplemental agreement for lease and grant of second extension area dated March 12, 2001 made between APT and the Science and Technology Parks Corporation in respect of Subsection 3 of Section E of Tai Po Town Lot No. 13 and Extensions Thereto.

signal	A physical, time-dependent energy value used for the purpose of conveying information through a transmission line.

switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information; switching is the process of interconnecting circuits to form a transmission path between users.

teledensity	Telephone access lines per 100 persons.

telemetry	Radio transmission of coded or analog data from a satellite to a ground station.

telephony	Science of construction and operation of telephones and telephonic systems.

transponder	A microwave repeater which provides a discrete path to receive communications signals, translate and amplify such signals and retransmit them to earth or another satellite.

TT&C	Telemetry, tracking and command.

TT&C Station	Telemetry, tracking and command station, a land-based facility that monitors and controls the positioning, altitude and status of a satellite in orbit.

uplink	In satellite communications, the signal from the earth station to the space station (satellite).

U.S. GAAP	Accounting principles generally accepted in the United States.

VSAT	Very small aperture terminal.

WiMax	The Worldwide Interoperability for Microwave Access, is a telecommunications technology aimed at providing wireless data over long distances in a variety of ways, from point-to-point links to full mobile cellular type access.

-vii-

Special Note on Our Financial Information and
Certain Statistical Information Presented in This Annual Report
Our consolidated financial statements as of and for the years ended December 31, 2006 and 2007 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. These financial statements also comply with Hong Kong Financial Reporting Standards, or HKFRS, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants and accounting principles generally accepted in Hong Kong, or Hong Kong GAAP. HKFRS is consistent with IFRS in all material respects. Pursuant to the requirement under IFRS 1: First-Time Adoption of International Financial Reporting Standards, or IFRS 1, the date of our transition to IFRS was determined to be January 1, 2006, which is the beginning of the earliest period for which we present full comparative information in our consolidated financial statements. With due regard to our accounting policies in previous periods and the requirements of IFRS 1, we have concluded that no adjustments were required to the amounts reported under HKFRS as at January 1, 2006 or in respect of the year ended December 31, 2006. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of and for the years ended December 31, 2006 and 2007 included in this annual report on Form 20-F.
In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or the SEC, which became effective on March 4, 2008, we are not required to provide a reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, we have omitted in this annual report on Form 20-F financial statements and financial information prepared under IFRS for the year ended December 31, 2005.
The consolidated financial statements included in our annual reports on Form 20-F previously filed with the SEC in respect of the year ended December 31, 2005 were prepared in accordance with HKFRS. The consolidated financial statements included in our annual reports on Form 20-F previously filed with the SEC in respect of the years ended December 31, 2004 and before were prepared in accordance with Hong Kong GAAP.

PART I
Item 1. Identity of Directors, Senior Management, and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Consolidated Financial Information
The following tables present selected consolidated historical financial information for APT Satellite Holdings Limited (the “Company” or “APT Holding”) as of and for each of the years in the two-year period ended December 31, 2007. The selected consolidated historical statement of operations data for the years ended December 31, 2006 and 2007 and the selected consolidated historical balance sheet data as of December 31, 2006 and 2007 set forth below are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s Audited Consolidated Financial Statements (the “Consolidated Financial Statements”) and with “Item 5. Operating and Financial Review and Prospects”, included elsewhere in this annual report on Form 20-F. The financial information in the Consolidated Financial Statements as of and for the years ended December 31, 2006 and 2007 has been prepared in accordance with the International Financial Reporting Standards (“IFRSs”), International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (“IASB”), which were adopted by the Company in 2007. In this annual report on Form 20-F, we have translated certain Hong Kong dollar amounts into U.S. dollars at the rate of HK$7.80 = US$ 1.00, which approximates the noon buying rate in New York City for cable transfer in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007. We translate these amounts solely for your convenience, and these translations should not be construed as representations that, on such or any other date, Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

	2006	2007	2007
	HK$	HK$	US$

Consolidated Statement of Operations Data:
(in millions, except per share data)

Turnover	427.0	451.6	57.9
Gross profit	88.7	136.8	17.5
Profit from operations	37.5	81.4	10.4
Finance costs	(64.1)	(55.3)	(7.1)

Profit/(loss) before taxation	(24.5)	25.2	3.2
Profit/(loss) for the year	(80.6)	4.7	0.6
Attributable to:
Equity shareholders of the Company	(79.5)	5.6	0.7
Minority interests	(1.1)	(0.9)	(0.1)

Basic earnings/(loss) per share (cents)(1)	(19)	1	0
Basic earnings/(loss) per ADS (cents)(1)	(152)	11	2
Diluted earnings/(loss) per share (cents) (1)	(19)	1	0
Diluted earnings/(loss) per ADS (cents)(1)	(152)	11	2
Weighted average number of shares outstanding(1) – Basic	413.3	413.3	413.3

Weighted average number of shares outstanding(1) – Diluted	413.3	413.3	413.3

Dividend per share (cents)	—	—	—

Consolidated Balance Sheet Data:
(in millions)
Working capital (2)	206.8	114.1	14.6
Property, plant and equipment, net	2,721.6	2,508.3	321.6
Total assets	3,407.6	3,135.6	402.0
Non-current liabilities (less current portion)	1,080.0	755.9	96.9
Total liabilities	1,425.3	1,146.9	147.0
Total shareholders’ equity	1,980.4	1,987.8	254.8

(1)
Per share and per ADS data is derived from the weighted average number of shares outstanding during the applicable period. Diluted earnings per share was the same as the basic earnings per share as there were no dilutive potential ordinary share in existence for two fiscal years ended December 31, 2007.

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
 The consolidated financial statements of the APT Group are expressed in Hong Kong dollars (“HK$”). The translations of amounts from Hong Kong dollars into United States dollars for convenience of the reader in this annual report have been made at the rate on December 31, 2006 and 2007 of HK$7.80 = US$1.00. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2006 and 2007, or any other date.
The market exchange rate of the Hong Kong Dollar against the US Dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. Exchange rates between the Hong Kong Dollar and other currencies are influenced by the rate between the US Dollar and the Hong Kong Dollar.
The exchange rates of the Hong Kong Dollar to the United States Dollar as of and during the years ended December 31, 2003, 2004, 2005, 2006 and 2007 were as follows:

	2003	2004	2005	2006	2007
Average (1)	7.7875	7.7891	7.7774	7.7684	7.8020
High	7.8001	7.8010	7.8000	7.7933	7.8299
Low	7.7085	7.7632	7.7519	7.7509	7.7501
End of Period	7.7640	7.7723	7.7545	7.7778	7.7994

(1)
The rate of exchange means the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during the period.

The exchange rates of the Hong Kong Dollar to the United States Dollar for each month during the previous six months were as follows:

	December 2007	January 2008	February 2008	March 2008	April 2008	May 2008
High	7.8068	7.8142	7.8027	7.7906	7.7945	7.8066
Low	7.7898	7.7964	7.7815	7.7640	7.7868	7.7927
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
Risk of Interruption or harmful interference of APSTAR V
APSTAR V is operated by Telesat’s Ottawa Satellite Control Centre starting from April 25, 2008 through the satellite antenna facility of the Company. Telesat is an experienced satellite operator particularly in the operation of satellites such as APSTAR V. However, there can be no assurance that the operation of APSTAR V will be free from interruption or harmful interference in the future. The Company’s operating results could be adversely affected by the occurrence of such defect or problem.
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
On November 1, 2003 and April 4, 2005, OFTA granted the Space Station Carrier Licence for the TT&C operations of APSTAR V and APSTAR VI, respectively, to APT. In addition, on April 4, 2005 OFTA also granted to APT the Outer Space Licence in relation to the launch and operation of APSTAR VI. The Company currently has licenses for the operation of APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V and APSTAR VI. Owing to the fact that APSTAR V is under the leasehold arrangement and is operated by Telesat instead of the Company, there is no need for the Company to obtain the Outer Space Licence for APSTAR V. However, there can be no assurance that existing laws and regulations affecting the Company will remain applicable in the future, or whether any such applicable laws and regulations are likely to be amended.
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
Many of the Company’s customers must also have authorization from the countries in which they are located in order to uplink to and communicate by means of the Company’s satellites. While obtaining such authorizations on behalf of its customers is not the Company’s responsibility, the Company’s success may depend on the ability of its potential customers to obtain required authorizations. The potential risk from regulatory constraints due to latest applications in radiofrequencies such as WiMax or 4th G may have an adverse effect on our Extended C band transponder business.
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
Business Risks
Insurance
The Company has in-orbit insurance coverage in respect of APSTAR V and APSTAR VI until July 6, 2009. The in-orbit insurance for the only transponder in APSTAR IIR was renewed up to April 30, 2006 and no renewal of in-orbit insurance was arranged for APSTAR IIR thereafter. No in-orbit insurance is maintained in respect of APSTAR I and APSTAR IA as their design lives were already expired. On April 30, 2004, OFTA granted the Company a waiver whereby the requirement of third party liability insurance in respect of APSTAR I, IA and IIR, respectively, for in-orbit operation is waived. There can be no assurance that the Company will not be subject to claims for third-party liability in respect of satellites under the APSTAR System. As the title of APSTAR V has transferred to Loral Skynet upon launch, there is no need for the Company to obtain an Outer Space Ordinance Licence for APSTAR V and the Company is not required to secure third-party liability insurance for APSTAR V. No assurance can be given with respect to the change of policy of OFTA. Because of the drifting of APSTAR IA from its original geostationary orbital slots to new orbital slots for the provision of services to customers under inclined modes, APSTAR IA was covered under third-party liability insurance over drifting and operation through November 1, 2007. Similar insurance will be arranged if new developments as to APSTAR IA’s designated orbital slot are agreed and drifting takes place.

After the World Trade Center event happened on September 11, 2001, the insurance industry imposed unfavorable terms on satellite insurance with respect to both the launch insurance and in-orbit insurance. Such impositions include a higher premium rate and additional exclusion clauses. The Company’s in-orbit insurance must be renewed annually. There can be no assurance that the Company will be able to obtain future insurance on terms satisfactory to the Company, or at all. The failure to secure adequate insurance coverage may result in the Company not being in compliance with its Outer Space Ordinance License, and could adversely affect the Company’s financial condition if an event were to occur for which the Company was not adequately insured. Due to Export License restrictions, there is no guarantee that in the event of an anomalous condition, the satellite vendors will provide to the Company, in a timely manner, the necessary and complete information by which the Company can satisfy its disclosure obligation under the insurance policy.
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

Additional Financing Requirements
On December 16, 2002, APT entered into a Bank loan which is secured by the assignment of the construction, launching, and related equipment contracts relating to APSTAR V and APSTAR VI and their related insurance claim proceeds, assignment of all present and fixed charges over certain bank accounts which will hold receipts of transponder utilization income and termination payments under construction, launching and related equipment contracts. As of December 31, 2006 and 2007, the aggregate outstanding borrowing amount under the Bank loan was US$120.0 million and US$87.6 million, respectively.
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
Dependence on Key Customers
Revenues from the Company’s five largest customers for the years ended December 31, 2006, and 2007 were HK$127.9 million, and HK$148.8 million (US$19.1 million), respectively, which represented 30.0% and 32.9%, respectively, of total revenues. Revenues from the Company’s largest customer represented 8.4% and 8.8%, respectively, of total revenues during such periods. The Company’s results of operations could be materially and adversely affected by the loss of one or more of its key customers. There can be no assurance that the key customers will renew the existing satellite capacity utilization agreements on similar commercial terms, including price levels and for similar capacity. In addition, to the extent the credit quality of key customers deteriorates or these customers seek bankruptcy protection, we may not be able to collect our receivables from these customers, which may adversely affect our operating results.
Interference
Adjacent satellites may use the same band of frequencies as the Company’s satellites and the transmission made by other satellites or other legal or illegal source of transmission which may interfere with the transmissions of the Company’s satellites. Such interference could lead to the loss of revenues if customers migrate to competitors who operate satellites without such interference. Further, there can be no assurance that the Company can avoid the material interference with other satellites which may result in restriction of frequency bandwidth or loss of revenues. The Company may also be in violation of the Outer Space Ordinance Licence, and the affected parties may submit a complaint in the ITU.
Political and Economic Risks
Substantially all of the Company’s revenues are derived from its operations conducted in the Asia Pacific region, including the PRC and Hong Kong. As a result, the Company’s results of operations and financial condition may be influenced by the political situation in the PRC, Hong Kong and elsewhere in the Asia Pacific region and by the general state of the various Asian economies. For the years ended December 31, 2006, and 2007, approximately 48.6% and 37.8%, respectively, of the Company’s revenues were derived from customers based in the PRC, excluding Hong Kong. In addition, due to the geographic coverage of the Company’s satellites, the most significant market for the Company’s customers (whether or not such customers are based in the PRC) has been, and is expected to continue to be, the PRC.
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
The Outbreak of Infectious Diseases
The past outbreak of a highly infectious deadly flu-like disease known as Severe Acute Respiratory Syndrome (“SARS”) in the Asia Pacific region severely affected the economic environment of most of Asia. In addition, there had been occasional incidences of avian flu reported in the Asia Pacific region, including Indonesia, Vietnam, Thailand and the PRC, and deadly H5N1 was proved in certain cases. Effective treatments and vaccination for such diseases are not yet available, and therefore further outbreaks of SARS, avian flu or other similar diseases could adversely affect the economies of the region.
Catastrophic Events
In early 2008, parts of Mainland China, experienced severe winter weather which resulted in extensive damages to factories, electricity supplies, water suppliers, farmlands, transportation and communications. On May 4, 2008, a tropical cyclone battered the Irrawaddy region of Burma killing hundreds of people and leaving tens of thousands people homeless. On May 12, 2008, a catastrophic earthquake reportedly at 8.0 on Richter scale struck Sichuan Province of China. The earthquake has devastated a very wide region in Sichuan Province, killing tens of thousands of people and causing widespread damage to houses, facilities, transportation and communications with serious hazards of quake lakes bursting. Though a lot of terrestrial communication networks including land cables and base stations were handicapped or destroyed by such catastrophic events, the satellite telecommunication facilities of APT Group have remained fully operational and unaffected. It is unable, at this stage, to have a clear assessment on the consequence and impact, if any, on the APT Group’s business. However, such catastrophic events may upset the economic activities in those affected areas, which may in turn have material effect on the transponder market over the coming years.

Item 4. Information on the Company
History and Development of the Company
The Company is a Bermuda company incorporated on October 17, 1996 with its principal place of business originally at Rooms 3111-3112, 31st Floor, One Pacific Place, 88 Queensway, Hong Kong (Telephone: 852 2526-2281) and subsequently moved to 22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong on December 8, 2003 (Telephone: 852 2600-2100). The Company’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda. APT is a Hong Kong company and a wholly-owned indirect subsidiary of the Company. References herein to the Company include APT Holdings and its subsidiaries, except where the context otherwise requires.
Business Overview
The Company, through its subsidiary, APT, is a leading provider of high quality satellite services throughout the PRC and elsewhere in the Asia Pacific region. APSTAR System broadcasts satellite TV channels of many prominent international broadcasters, and PRC, Taiwan and Hong Kong broadcasters including CCTV, CETV-1, CBSAT, D-Sky and CableTV. The Company’s strategy is to serve as a preferred operator for these and other international and PRC, Taiwan, and Hong Kong broadcasters. The Company also provides transponder service to telecommunications operators, among others, Singapore Telecommunications Limited (“SingTel”), PCCW Global, China Telecom Corp. and China Mobile. In addition, the Company also provides transponder service to certain major telecommunication operators in newly emerging markets including Vietnam and Indonesia. Such well-known customers include Viettel, PT Telkom, and PSN.
The Company comprised two main business segments, namely provision of satellite transponder capacity and related services, and provision of satellite-based broadcasting and telecommunications services. In order to reflect the segments of business affected by similar economic conditions, the satellite control services income have been aggregated to the segment of provision of satellite transponder capacity and related services. A summary of the Company’s business segments is provided below (in HK$ millions):

Business segments:	2006	2007

Revenue from external customers:

Provision of satellite transponder capacity and related services	363.1	395.0
Provision of satellite-based broadcasting and telecommunications services	63.8	56.5
Service income	0.1	0.1

Total	427.0	451.6

Provision of satellite transponder capacity and related services
The Company’s income from provision of satellite transponder capacity and related services is derived from its operating satellites.
The Company’s first satellite, APSTAR I, was launched in July 1994 and commenced commercial service on September 15, 1994. APSTAR I was replaced by APSTAR V on August 13, 2004 at 138 degrees East. APSTAR I currently has sufficient fuel to operate in an inclined mode no later than 2010. APT has entered into a utilization agreement with a customer to utilize APSTAR I at 142 degree East through the end of its useful life. APSTAR I was drifted from 138 degrees East to 142 degrees East in September 2004.

The Company’s second satellite, APSTAR IA, was launched in July 1996 and commenced commercial service on September 1, 1996. APSTAR IA was replaced by APSTAR VI on June 7, 2005 at 134 degree East. APSTAR IA currently has sufficient fuel to operate at inclined mode no later than April 2013. On May 30, 2005, APT entered into an agreement with NAOC to utilize APSTAR IA through its remaining useful life. The agreement was terminated in January 2007 due to the default of payment. Subsequent to agreement on a term sheet agreed in January 2007, APT had entered into a utilization agreement with PSN on June 8, 2007 to utilize APSTAR IA through the end of its useful life, and APSTAR IA will be drifted from its current orbital slot to an orbital slot designated by PSN.
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
As at December 31, 2007, the utilization rates of APSTAR V and APSTAR VI were 72% and 59%, respectively.
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
Satellite-based Broadcasting and Telecommunications Services
In order to fully tap the business potential arising from the telecommunications field in the Asia Pacific region, including the PRC, APT Telecom Services Limited (“APT TS”) provides telecommunication services with its FCL (formerly known as external satellite-based fixed telecommunication network services), which was issued by the OFTA and transferred from APT Satellite Telecommunications Limited (“APTT”) pursuant to the reorganization in 2003. Services under the FCL include VSAT, wholesale voice and Internet POP gateway services.
APT Satellite TV Development Limited (“APT TV”) established a satellite TV broadcasting platform based on the Satellite Television Uplink and Downlink License first granted by the Government of HKSAR in 1999 and was further broadened in March and June 2005 to include APSTAR V and APSTAR VI. To accommodate the future demand for satellite TV program services, enhance the encoding capability of APT TV and further develop the Company’s satellite broadcasting business, APT increased investments in uplinks and downlinks and TV-program transmission and broadcasting facilities. At December 31, 2007, there were 72 channels uplinked through APT TV’s broadcasting service.
CTIA VSAT Network Limited (“CTIA”) directly owns 60% of Beijing Asia Pacific East Communication Network Limited which provides data broadcasting services for the PRC market. Pursuant to a disposal agreement dated April 2, 2008, CTIA agreed to dispose of its entire equity interest in Beijing Asia Pacific East Communication Network Limited to an independent third party at a total consideration of RMB4,800,000. Beijing Asia Pacific East Communication Network Limited holds a 35% equity interest in Beijing Zhong Guang Xin Da Data Broadcast Technology Co, Ltd. which is a jointly controlled entity of the Company.
The revenue generated from provision of satellite-based broadcasting and telecommunications services were approximately HK$63.8 million and HK$56.5 million (US$7.2 million) for the years ended December 31, 2006 and 2007, respectively, which represented 15.0% and 12.5%, respectively, of total revenues for such years.

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
APT provides one-stop solution to customers. For television programming distribution, these services may consist of arranging satellite capacity and providing teleport transmission facilities and other value-added services. Services for other broadcasting applications, such as live news and sports reporting, may include the arrangement of satellite capacity, the provision of trucks equipped for live news and sports broadcasts, transmission scheduling and signal monitoring. Services for business communications networks are generally more extensive and may include arranging satellite capacity, procurement and installation of on-site antennae and network design, integration, management, operation and maintenance. The Company has chosen to focus on the provision of satellite transponder service, based on the APSTAR System and new enhancement of value-added services, in order to maximize the efficient use of its resources so as to provide the highest quality service.
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
Customers and Services
The Company provides satellite transponder capacity primarily to the broadcasting and telecommunications markets. For the years ended December 31, 2006 and 2007, the Company’s revenues were derived from the following customer bases:

	Years Ended December 31,
	2006	2007
Broadcasting	33.4%	37.0%
Telecommunications	61.7%	58.5%
Other service	4.9%	4.5%

Revenues from the Company’s five largest customers for the years ended December 31, 2006 and 2007 were HK$127.9 million and HK$148.8 million (US$19.1 million), respectively, which represented 30.0% and 32.9%, respectively, of total revenues. Revenues from the Company’s largest customer represented 8.4% and 8.8%, respectively, of total revenues during such periods.
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
The following chart lists APT’s typical broadcasting customers and the nature of their programming:

Customer	Programming
China Central Television (“CCTV”)	10 channels, such as CCTV-1, 2, 5

China Education Television (“CETV”)	3 CETV TV channels, and Educational distance learning programs and digital broadcasting businesses

China Broadcasting Film Television Satellite Co., Ltd. (“CBSAT”)	Television in provinces of the PRC, including Chong Qing, Yunnan, Sichuan and Hunan, totaling around 10 provinces and around 44 channels

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
Telecommunications Customers
The Company’s telecommunications services include the provision of transponder capacity, VSAT services, Teleport services for private communications networks for data and voice communications and the provision of PSTN carrier services including the wholesale voice to telecom network operators and other communications service providers in Asia. Owing to fierce market competition and low profit margin, the APT Group terminated the wholesale voice services in late 2007.
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
On May 30, 2005, APT entered an agreement with NAOC to utilize APSTAR IA through the end of its useful life. Under the agreement with NAOC, APT provided the necessary satellite control services for APSTAR IA to NAOC. In consideration of the services provided, APT received a payment of approximately US$300 thousand per year from NAOC. The agreement with NAOC was terminated in January 2007 due to the default of payment by NAOC. On June 8, 2007, APT, subsequent to a term sheet agreed in January 2007, entered into utilization agreement with another customer PSN, among other things, APSTAR IA will be drifted from its current orbital slot to an orbital slot designated by PSN.
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
SUMMARY OF SATELLITE DATA

	APSTAR I	APSTAR 1A	APSTAR IIR	APSTAR V	APSTAR VI
Region covered	North and Southeast Asia	North and Southeast Asia	Europe, Asia, Middle East, Africa	Most of Asia, Australia, New Zealand, Pacific region, Hawaii	Most of Asia, Australia, New Zealand, Pacific region, Hawaii

Status	Operational (inclined mode)	Operational (inclined mode)	Operational	Operational	Operational

Model	HS 376	HS 376	FS 1300	FS1300	SB4100C1

Manufacturers	Hughes	Hughes	SS/Loral	SS/Loral	Alcatel

Transponders
Ku-band	—	—	16	16*	12
C-band	24	24	28	38*	38

Expected end of operational life	not applicable**	not applicable**	2012#	2019	2021

*	As at August 13, 2004, APT has taken up 25 C-band and 12 Ku-band transponders of APSTAR V. Two C-band were released to Loral Orion on September 28, 2006.

**	The design life of both APSTAR I and APSTAR IA had been over since 2004 and 2006.

#	APSTAR IIR’s expected operational life is adjusted to 2012 after review carried out in January 2007.
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
APSTAR I started commercial operations on September 15, 1994 and was replaced by APSTAR V on August 13, 2004. APSTAR I currently has sufficient fuel to work in an inclined orbital mode no later than 2010. APT has entered into a utilization agreement with a customer to utilize APSTAR I at 142 degree East through the end of its life.
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
APSTAR IA started commercial operations on September 1, 1996. After successful launch and completion of In-Orbit Testing of APSTAR VI, APSTAR IA was replaced on June 7, 2005. APSTAR IA currently has sufficient fuel to work in an inclined orbital mode no later than April 2013. Following the termination of the utilization agreement with NAOC to utilize APSTAR IA at 163 degrees East through the end of its life in January 2007, APT had entered into utilization agreement subsequent to a term sheet with another customer, PSN, on June 8, 2007 to utilize APSTAR IA and APSTAR IA will be drifted to an orbital slot designated by such customer.
APSTAR IIR
APSTAR IIR, an SS/Loral FS-1300 satellite, was successfully launched into its designated orbital slot at 76.5 degrees East on October 17, 1997 and its expected operational life is adjusted to 2012 after review carried out in January 2007. The total cost for construction and launch of APSTAR IIR, including launch insurance, ground facilities, related expenses and capitalized interest, was approximately US$233.5 million. APSTAR IIR commenced commercial operation on January 1, 1998.
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
Insurance
APT maintains in-orbit insurance for APSTAR V (for thirty-five transponders) and APSTAR VI. The Company is not aware of any reason why it will not be able to renew the existing insurance for APSTAR V and APSTAR VI. The Company’s insurance policies have standard provisions and customary exclusions. For 2006 and 2007, the Company spent HK$54.7 million and HK$45.4 million (US$5.8 million), respectively, on in-orbit insurance.
In-orbit Insurance. Satellite in-orbit insurance is purchased on an annual basis. Such insurance provides protection only against the total loss, destruction or failure of the satellite. Total loss is defined as the loss of more than 75% of the satellite’s communications capacity for insured satellites. The in orbit insurance of APSTAR V (thirty-five transponders only) and APSTAR VI has already been renewed until July 6, 2009.
Third-Party Liability Insurance. Third-party liability insurance offers protection against liability to third parties for damage arising out of a particular launch and the operation of the satellite. On April 30, 2004, OFTA granted the Company a waiver exempting the Company from complying with the requirement of maintaining third-party liability insurance with respect to APSTAR I, APSTAR IA and APSTAR IIR for in-orbit operation. The launch service provider of APSTAR VI has taken the third party liability insurance until June 7, 2006, which covers, among others, the Company, the governments of Hong Kong and PRC as additional insured. There is no need to take third party liability insurance for APSTAR V as the title of APSTAR V is with Loral Orion. Because of the drifting of APSTAR IA from its original geostationary orbital slot to a new orbital slot for the provision of services to customer under inclined mode, APSTAR IA was covered by third-party liability insurance over last drifting and operation until November 1, 2007. Similar insurance will be arranged if new developments as to APSTAR IA’s designated orbital slot are agreed and drifting takes place.
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
The Company has completed the installation of satellite broadcasting facilities in the Satellite TV Uplink Center, under the Satellite Television Uplink and Downlink License issued on July 6, 1999. The Satellite TV Uplink Center provides “one stop solution” service to customers such as playout, digital video broadcasting compression, turn around and radio frequency uplink transmission service. As of December 31, 2007, there were up to 72 satellite TV channels being uplink and broadcast for the region.
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
Regional Satellites
Coverage, service and target customers of AsiaSat are very similar to those of APT. AsiaSat 2’s footprint is smaller than that of APSTAR IIR, but AsiaSat 3S, which was successfully launched in March 1999, has a footprint very similar to APSTAR IIR’s footprint. AsiaSat 4 was also successfully launched in April 2003 and provides footprints coverage across Asia and Australia. AsiaSat 5, the replacement satellite of AsiaSat 2, is expected to be launched in early 2009. The Company believes AsiaSat is and will continue to be a major competitor of APT in the Asia Pacific market, including the PRC market.
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

SinoSat, which was established in May 1994, is a state-owned telecommunications satellite operator and has three major shareholders including China Aerospace Science & Technology Corporation, CITIC Group and China Financial Computerization Company.  Its first satellite, SinoSat-1, was launched on July 18, 1998 carrying 24 C-band and 14 Ku-band transponders with footprints including China and Asia Pacific regions for providing telecommunication, data transmission and TV broadcasting whereas its future satellite is still in the planning and development stage.  In addition to SinoSat-1, a new communications satellite for radio and television broadcasting, SinoSat-3, was launched on June 1, 2007 carrying 10 C-band transponders with footprints including all of China and some of the neighboring countries and regions. Because of their coverage and transponder capacity, SinoSat-1 and SinoSat-3 are the competing satellites in the Asia Pacific region.
A number of companies located in various countries in the region have launched or are planning to launch domestic satellites. These include ChinaSat, which is also a Principal Shareholder (which term is defined below), Chinastar (merged with ChinaSat) and SinoSat of the PRC, INSAT of India, JSAT and NSTAR of Japan, Koreasat of Korea, Measat of Malaysia, Optus of Australia, Thaicom of Thailand, Mabuhay of the Philippines, and Telkom, IndoSat from Indonesia, GE-21 from Singapore, VINASAT and ABS. In 2007, a new company named China DBSAT is formed by ChinaSat and SinoSat on 50-50 joint venture, China DBSAT will operate all existing ChinaSat and SinoSat satellites including the new satellite ChinaSat-9 launched on 9 June 2008. Although these satellites may be focused on their respective domestic markets, such companies may have the ability, due to satellite design and coverage areas, to compete with the Company in segments of the Asia Pacific market. In certain of these countries, domestic television broadcasters and domestic satellite telecommunication operators providing services in their home countries are generally required to use a state-owned or locally-owned satellite systems to the extent capacity is available and therefore may not use APT’s satellites. In addition, many of the domestic systems are planning to add at least some regional transponders with substantial beam coverage to their next generation of satellites, and therefore may in the future become competitors of APT in the regional markets.
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
The Company, through APT BVI, indirectly owns 100% of APT. The full list of subsidiaries of APT Group is set forth in Note 15 to the Consolidated Financial Statements.

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
Under the satellite TV broadcasting license granted by the Government of HKSAR, the Company’s wholly-owned subsidiary, APT Satellite TV Development Limited, has developed a satellite television broadcasting platform as part of Phase II. As at December 31, 2007, the Company has invested HK$30.9 million (US$4.0 million) in the facilities. As a result, the Company’s program transmission capacity is increased, strengthening its capacity to meet future demand for satellite TV services.
Item 4A. Unresolved Staff Comments
The Company currently has no unresolved SEC Staff comments.
Item 5. Operating and Financial Review and Prospects
The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
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

Certain aspects of the business of the Company are subject to governmental regulation, including the coordination of orbital slots under the regulations of the ITU and the licensing of the Company’s satellite-related activities in Hong Kong by the HKSAR under the Outer Space Ordinance. Licenses from the HKSAR must be obtained to launch or operate a satellite. APT has obtained licenses covering current and future operation of each of APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V and APSTAR VI. The licenses each require the approval of the HKSAR for any transfer of a beneficial interest in the satellite. Fees with respect to each of these licenses are payable annually at fixed rates. The Company paid aggregate license fees with respect to its satellites of HK$466 thousand (US$60 thousand) to the HKSAR in 2007. Although neither the Joint Declaration nor the Basic Law makes express provision with respect to the Outer Space Ordinance or the regulation of satellite launch and operation or other outer space activities, the Basic Law provides that the laws previously in force in Hong Kong shall be maintained, except for any laws that contravene the Basic Law, and subject to any amendment by the legislature of the HKSAR.
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
The APSTAR System, together with their corresponding telemetry, tracking and control systems, have been operating under normal conditions. The Company’s core business remains the provision of satellite transponder capacity and broadcasting services in the Asia Pacific region. In the years of 2006 and 2007, the transponder service market remained highly competitive. The market for satellite communications in the Asia Pacific region remained highly competitive because of the following reasons: (i) there was the increase in new satellite supplies in the region particularly in the China market; and (ii) there was an over-supply in submarine cable capacities, particularly with respect to telecommunication services. The APT Group has achieved significant growth in utilization rates for APSTAR VI, despite the fierce market competition. As of December 31, 2007, the utilization rates of APSTAR V and APSTAR VI were 72% and 59%, respectively.
The Company intends to continue focusing on its core-business of providing satellite transponder capacity and satellite-based telecommunications services in the Asia Pacific region in the near term. While there is no current indication that the over-supply in transponder capacities and submarine cable capacities in the region will be reduced in the near term, the transponder markets as well as the broadcasting and telecommunication services market began a limited recovery at the end of 2007. APT continues to aggressively market the services of its new, state-of-the-art satellites, APSTAR V and APSTAR VI, which were launched on June 29, 2004 and April 12, 2005, respectively, in an attempt to gain market share as the economy improves. The Company believes that the advantages of these two satellites include (i) higher power; (ii) broadened footprints; (iii) smooth customer migration; (iv) linking northern and southern hemispheres and bridging major cities between North America and Asia; (v) anti-jamming features (APSTAR VI only); and (vi) the potential for strong neighborhood effects with such customers as CCTV and other renowned broadcasters, which enjoy over 300 million TV-households.
APT Satellite TV Development Limited (“APT TV”) has established its satellite TV uplink and broadcasting services platform (the “Satellite TV Platform”) for the provision of broadcasting services under a Satellite TV Broadcasting Licence granted by HKSAR. The Company believes that the Satellite TV Platform will help establish a neighborhood effect, whereby the APSTAR System will stimulate more demand for transponder capacities for the APSTAR System. As at December 31, 2007, APT TV has carried up to 72 satellite TV channels for the broadcasters in the region. APT Telecom was re-organized on September 10, 2003 in response to the continued downturn in the market for telecommunication services and the oversupply of submarine cable capacities. After the reorganization, APT Telecom Services Limited continued to provide telecommunication services under the Fixed Carrier License approved by OFTA in October 2003. The Company believes that the provision of broadcasting service and telecommunication service offerings to its customers provides an important competitive advantage with respect to customers who desire a “one-stop” shop in communications services.

The Company projects that the broadcasting and telecommunication businesses in the Asia Pacific region will see steady growth during 2008. The transponder service market will likely still be highly competitive due to excess capacity in the transponder market in the region particularly China market. As a result of the economic growth in the Asia Pacific region and the continued rapid economic growth in the China, the Company anticipates that the demand for transponders will grow steadily in 2008. The Company believes that there will be increases in customers and transponder utilizations, and the increase in telecommunications or broadcasting services. However, the market competition will still be fierce due to supply over demand with keen price pressure. The APT Group will endeavour to secure our foothold in the China market and expand in the overseas market so as to further increased the satellite utilization and improve the APT Group’s performance.
An analysis of the sources of the Company’s revenues by business segment for the two years ended December 31, 2007 is shown in Item 4 “Information on the Company — Business Overview”. The following table sets forth, for the periods indicated, the percentage of revenues from continuing operations represented by certain revenue and expense items in the Company’s statements of operations.

	2006	2007

Statement of Operations Data:
Turnover	100.0%	100%
Costs and expenses:
Cost of services	79.2%	69.7%
Administrative expenses	20.9%	18.1%

Total costs and expenses	100.1%	87.8%

	(0.1%)	12.2%

Profit/(Loss) before taxation	(5.7%)	5.6%
Profit/(Loss) for the year	(18.9%)	1.0%
An analysis of the source of the Company’s turnover by geographical area for the years ended December 31, 2006 and 2007 is as follows:

	2006		2007
	Amount	% of	Amount	% of
	(HK$ in	Total	(HK$ in	Total
	millions)	Revenues	millions)	Revenues
The People’s Republic of China:
Hong Kong	60.3	14.1%	65.1	14.4%
Other regions	207.4	48.6%	170.7	37.8%

Singapore	49.8	11.7%	61.5	13.6%

USA	0.4	0.1%	0.4	0.1%
Indonesia	50.4	11.8%	90.5	20.1%
Others	58.7	13.7%	63.4	14.0%

	427.0	100%	451.6	100%

The Company has not incurred any research and development expenditure for the years ended December 31, 2006 or 2007.
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
Following a review undertaken by the APT Group during the year, the expected useful life of APSTAR IIR was revised with effect from February 1, 2007. The change in estimated useful life of APSTAR IIR has increased the depreciation charges for the year by approximately HK$587 thousand and decreased the profit for the year by approximately HK$484 thousand. This change will also increase the annual depreciation charge by approximately HK$640 thousand and decreased the profit after tax by approximately HK$528 thousand throughout the remaining useful life of APSTAR IIR.
Trade receivables and other receivables
The management of the Company estimates the provision of allowances required for the potential non-collectability of receivables at each balance sheet date based on the aging of its customer accounts and its historical write-off experience, net of recoveries. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customers’ current credit worthiness. The Company does not make a general provision on its trade receivables and other receivables, but instead, makes a specific provision on its accounts receivables and other receivables. Hence, the Company continuously monitors collections and payments from customers and maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the customers of the Company were to deteriorate, actual write-offs would be higher than estimated.
As disclosed in Note 18(b) to the Consolidated Financial Statements for the years ended December 31, 2006 and 2007, the Company has written off trade receivable at the amount of nil and HK$5.2 million (US$0.7 million) respectively. For the years ended December 31, 2006 and 2007, the Company made allowance for doubtful receivables in the amounts of HK$7.9 million and HK$80 thousand (US$10.3 thousand), respectively. If the financial condition of the Company’s customers were to deteriorate, additional allowances may be required.
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

Impairment of property, plant and equipment
The Company periodically reviews the carrying amount of the assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. In assessing the recoverable amount of these assets, the Company is required to make assumptions regarding estimated future cash flows and other factors to determine the net realizable value. If these estimates or their related assumptions change in the future, the Company may be required to adjust the impairment charges previously recorded. Under IFRS, the estimated future cash flows are discounted using a pre-tax risk adjusted rate when assessing the recoverable amount of the assets.
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
During the years ended December 31, 2006 and 2007, the Company conducted a review of the Company’s property, plant and equipment and determined that certain assets were impaired as the recoverable amount of these assets is estimated to be less than their carrying amount. For the year ended December 31, 2006, the APT Group conducted an impairment review on those equipment and concluded that no further impairment was required. For the year ended December 31, 2007, impairment loss of HK$98 thousand in respect of communication satellite equipment had been recognised and charged to the statement of operations.
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
For details, please refer to Note 29 of “Consolidated Financial Statements” of the Company.

Change in accounting policies
The IASB has issued a number of new and revised IFRSs and Interpretations that are first effective for the current accounting period commencing January 1, 2007 or available for early adoption.
These developments have not resulted in any significant changes to the accounting policies applied in these financial statements compared to those applied in the APT Group’s financial statements for the year ended December 31, 2006. However, as a result of the adoption of IFRS 7, Financial instruments: Disclosures and the amendments to IAS 1, Presentation of financial statements: Capital disclosures, these financial statements include certain additional disclosures which are explained as follows.
As a result of the adoption of IFRS 7, the financial statements include expanded disclosure about the significance of the APT Group’s financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS 32, Financial instruments: Disclosure and presentation. Please refer to Note 27 of “Consolidated Financial Statements”.
The amendment to IAS 1 introduces additional disclosure requirements to provide information about the level of capital and the APT Group’s and the Company’s objectives, policies and processes for managing capital. These new disclosures are set out in Note 24(b) of Item 18. Both IFRS 7 and the amendments to IAS 1 do not have any impact on the classification, recognition and measurement of the amounts recognised in the financial statements. The APT Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see Note 37 of “Consolidated Financial Statements”).
Commitments and Contingencies
In the ordinary course of its business, the Company enters into commercial commitments for various aspects of operations, such as repair and maintenance. However, the Company believes that those commitments will not have a material effect on the Company’s financial condition, results of operations or cash flows.
The following tables aggregate the contractual obligations and other commercial commitments of the Company as of December 31, 2007 (HK$ in millions):
Contractual Obligations:

	Payments due by period
		Less
		than 1	1—3	4—5	After 5
	Total	year	years	years	years
US$240 million term Bank loan(1)	683.1	219.7	458.8	4.6	—

Interest payment obligations (2)	57.8	32.7	24.9	0.2	—
Purchase obligations of the Company (3)	3.4	3.4	—	—	—
Operating leases (4)	3.3	3.0	0.3	—	—

Total contractual obligations	747.6	258.8	484.0	4.8	—

Other Commercial Commitments:

	Amount of commitment expiration per period
	Total	Less
	amounts	than 1	1—3	4—5	After 5
	committed	year	years	years	years
Deposit received	19.6	—	19.6	—	—
Rental received in advance	33.7	33.7	—	—	—
Deferred income	207.8	—	59.1	45.1	103.6

Total commercial commitments	261.1	33.7	78.7	45.1	103.6

(1)
This line item represents the cash obligations for principal payments of the Bank loan. The Bank loan was secured by the assignment of the construction, launching and related equipment contracts relating to satellites under construction and their related insurance claim proceeds, assignment of all present and future utilization agreements of their transponders of satellites under construction, launching and related equipment contracts. The above Bank loan does not include the borrowing cost amounting to HK$2.7 million (US$0.3 million).

(2)
This line item represents the contractual interest payable for the Bank loan. The interest payable is calculated by using forward interest rate since the actual interest payment depends on future LIBOR.

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
Results of Operations
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Total Turnover. Total turnover for the year ended December 31, 2007 were HK$451.6 million (US$57.9 million), an increase of HK$24.6 million, or 5.8%, as compared to total revenues of HK$427.0 million for the same period in 2006. The increase of revenues in 2007 was due to higher income generating from the new customers for the provision of Satellite Transponder Capacity Services during the year.
Cost of Services. The major components of cost of services include depreciation and amortization, orbital slot management fees, in-orbit insurance and satellite operations services charges. The cost of services, including depreciation and amortization for the year ended December 31, 2007 was HK$314.8 million (US$40.4 million), a decrease of HK$23.5 million or 7.0% when compared to the cost of HK$338.3 million for the year ended December 31, 2006. The decreased cost of services is mainly due to a reduction of premium cost in satellite in-orbit insurance. Also, depreciation and amortization for the year ended December 31, 2007 was HK$222.7 million (US$28.6 million), a decrease of HK$8.8 million or 3.8% as compared to depreciation and amortization of HK$231.5 million for the year ended December 31, 2006. This decrease was mainly due to the disposal of the two transponders in 2006. No such depreciation has been provided in 2007 and therefore, the depreciation and cost of services have decreased for the year.
Gross Profit. Gross profit for the year ended December 31, 2007 were HK$136.8 million (US$17.5 million), an increase of HK$48.1 million, or 54.2%, as compared to gross profit of HK$88.73 million for the same period in 2006. The increase of gross profit in 2007 was due to all of the factors discussed above.

Other net Income. The major components of other operating income consist of interest income and gain on disposal of property, plant and equipment. The other income for the year ended December 31, 2007 was HK$26.3 million (US$3.4 million), a decrease of HK$11.2 million as compared to the revenues of HK$37.5 million for the year ended December 31, 2006. This decrease was mainly due to the net effect of the increase in interest income and decrease in gain on disposal of property, plant and equipment. The interest income was HK$22.2 million (US$2.8 million) in the year ended December 31, 2007, an increase of HK$4.6 million, or 26.1%, as compared to the interest income of HK$17.6 million for the year ended December 31, 2006, which was largely as a result of increase in interest rates on bank deposits and bank balance for the first half year of 2007. Gain on disposal of property, plant and equipment was HK$261 thousand (US$33 thousand) in the year ended December 31, 2007, a decrease of HK$17.3 million, or 98.5%, as compared to the gain on disposal of property, plant and equipment of HK$17.6 million for the year ended December 31, 2006, which was due to the sale of two transponders to a vendor in 2006. There was no such income in 2007.
Administrative Expenses. The major components of administrative expenses include staff costs, office rental expenses, office general expenses, provision for bad and doubtful receivables, marketing and promotion expenses and professional fee. Administrative expenses for the year ended December 31, 2007 were HK$81.9 million (US$10.5 million), a decrease of HK$7.1 million, or 8.0%, as compared to administrative expenses of HK$89.0 million for the year ended December 31, 2006. The decrease of administrative expense was mainly due to an impairment loss for trade and other receivables provided for in the prior year.
Impairment Loss Recognized for Property, Plant and Equipment. Impairment loss for communication satellite equipment of HK$98 thousand was recognized for the year ended December 31, 2007 as the Company re-assessed the discounted expected future revenues of the telecommunication business, which the Company expects to be lower than originally projected. In 2006, the Company conducted an impairment review on those equipment and concluded that no impairment was required.
Finance Costs. For the year ended December 31, 2007, the Company incurred finance costs of HK$55.3 million (US$7.1 million) representing interest expenses of HK$52.2 million incurred under the Bank loan and other related finance costs of HK$3.1 million. For the year ended December 31, 2006, the Company incurred finance costs of HK$64.1 million representing interest expenses of HK$60.5 million incurred under the Bank loan and other related finance costs of HK$3.6 million. The decrease of finance costs was due to a decrease in borrowing after repayment of the bank loan during 2007.
Share of Results of Jointly Controlled Entities. Share of losses of jointly controlled entities was HK$0.9 million (US$0.1 million) for the year ended December 31, 2007, a decrease of HK$3.1 million as compared to the share of incomes of jointly controlled entities of HK$2.2 million for the year ended December 31, 2006. In 2006, a revaluation gain of HK$6.1 million caused by cost adjustment on investment property held by a jointly controlled entity was recognised.
Income Tax. Income tax expense was HK$20.4 million (US$2.6 million) for the year ended December 31, 2007, a decrease of HK$35.7 million as compared to the income expense of HK$56.1 million for the year ended December 31, 2006. The decrease in income tax expenses was mainly due to a net deferred tax liability of HK$42.8 million recognized as a result of settlement of tax dispute with Hong Kong’s Inland Revenue Department (the “IRD”) in 2006 in relation to APSTAR IIR. Please refer to note 6a of the consolidated financial statements for details. The effective tax rate for the year ended December 31, 2007 was 81.3% because foreign withholding tax (charged on certain income from the foreign customers) of HK$18.6 million was included in income tax expenses. Excluding this, the effective tax rate for the year ended December 31, 2007 was 7.2% which was lower than the Hong Kong statutory rate of 17.5% because certain profits were earned by foreign subsidiaries of the Company which were not subject to Hong Kong profits tax.
Pursuant to the PRC enterprise income tax law passed by the Tenth National People’s Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and will be effective from 1 January 2008. Accordingly, the deferred tax of the Group is recognised based on the tax rate that are expected to apply to the period when the asset is realized or the liability is settled. The subsidiaries of the Company in the PRC are loss making and incurred tax losses. The realization of these tax losses were considered not probable and accordingly no deferred tax assets in respect of tax losses were recognised as at December 31, 2007.

Profit/(Loss) for the year. Profit for the year ended December 31, 2007 was HK$4.7 million (US$0.6 million), an increase of HK$85.3 million as compared to the net loss of HK$80.6 million for the year ended December 31, 2006. This increase of profit for the year was due to all of the factors discussed above.
Liquidity and Capital Resources
Sources of Cash and Credit Available
Since the Company’s initial public offering, it has financed its operations primarily through cash flows from operations. As of December 31, 2007, the Company had HK$312.0 million (US$40.0 million) of available cash, and HK$83.7 million (US$10.7 million) of restricted cash. It is expected that the operations of the Company for the foreseeable future will be funded through cash flows from operation. As of December 2007, no further amounts are available under our credit facility.
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
Cash Flow Items
Net Cash Provided by Operating Activities
Net cash provided by operating activities amounted to HK$269.0 million (US$34.5 million) for the year ended December 31, 2007, an increase of HK$54.1 million, or 25.2%, compared to net cash provided by operating activities of HK$214.9 million for the year ended December 31, 2006. The increase in net cash provided by operating activities over the period was partly due to the settlement of the trade receivables for 2007 is faster than that in 2006 as a result of tightening internal control of the trade receivables in 2007.
Net Cash Generated from Investing Activities
Net cash generated from investing activities was HK$16.5 million (US$2.1 million) for the year ended December 31, 2007, a decrease of HK$36.2 million (US$4.6 million), compared to net cash used in investing activities of HK$52.7 million for the year ended December 31, 2006. Proceeds of HK$70.9 million were received from the disposal of two C-band transponders to a vendor in 2006 with no similar receipt in 2007.

Net Cash Used in Financing Activities
Net cash used in financing activities was HK$317.3 million (US$40.7 million) for the year ended December 31, 2007, an increase of HK$62.6 million (US$8.0 million), compared to net cash provided by financing activities of HK$254.7 million for the year ended December 31, 2006. The increase in net cash used in financing activities over the period was primarily the result of increased repayment of bank borrowings of HK$61.8 million (US$7.9 million) in 2007.
Financing
On December 16, 2002, APT entered into a US$240 million secured term bank loan with Industrial and Commercial Bank of China and Bank of China (Hong Kong) Limited. The Bank loan was amended by a Deed of Amendment and Restatement on October 27, 2004 and Second Deed of Amendment and Restatement on May 18, 2005. The first amendment amended certain terms of the Bank loan for the purpose of adjusting for the cancellation of the unutilized portion relating APSTAR V satellite and APSTAR VI backup satellite. Accordingly, the maximum aggregate amount under the Bank loan was reduced to US$165 million and certain financial covenants were amended. The second amendment extended the availability period of drawing under the Bank loan with respect to APSTAR VI to June 30, 2005 and amended the financial covenants. The Company was in compliance with these covenants as of December 31, 2007. For detail of the restrictive financial covenants, please refer to Note 24(b) of the “Consolidated Financial Statements” of the Company. The availability period for draw down expired on June 30, 2005. As at December 31, 2006 and 2007, the aggregate borrowings under the Bank loan were HK$936.1 million and HK$683.1 million (US$87.6 million), respectively. At December 31, 2007, APSTAR V and APSTAR VI with a net book value of approximately HK$2,317.2 million (US$297.1 million) were pledged as security for the Bank loan and bank deposits of approximately HK$83.7 million (US$10.7 million) were also pledged as security for the loan.
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
The Bank loan limits the amount of annual dividends that the Company may pay its shareholders which limit is tied to certain EBITDA and cash to debt service ratios contained therein. The Bank loan includes covenants customary for agreements of this type, including restrictions on the Company’s and its subsidiaries’ ability to incur indebtedness, certain ownership restrictions, certain restrictions on the Company’s ability to pay dividends, restrictions on affiliated transactions, certain financial covenants, covenants with respect of compliance with laws, maintenance of licenses and permits required for APT’s business and a requirement that all future transponder utilization agreements be entered into on an arms-length basis. Among others, APT must notify the lenders if its ultimate holding company, APT Satellite International Company, directly owns less than 50.01% of the voting rights in the APT Group. The Bank loan also contains financial covenants, including maintenance of collateral coverage ratio, minimum net worth and minimum EBITDA. The Bank loan also contains customary limitations, including those on dividend, investments, capital expenditures, change of controlling shareholders, creating liens and transactions with affiliates. No assurance can be given that APT will continue to meet any of the financial performance covenants contained in the Bank loan.
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
Other
Exchange Rates
Substantially all of APT’s historical revenues from transponder capacity utilization, premiums for satellite launch and in-orbit insurance coverage, debt service and capital expenditures have been denominated in US Dollars. The remaining revenues and expenses have been primarily denominated in Hong Kong Dollars, which are fully convertible into US Dollars, and the exchange rates for that currency against the US Dollar have been pegged since 1983. As the exchange rate between the Hong Kong Dollar and the US Dollar has been pegged, the Company does not engage in or plan to engage in hedging activities to offset risks of exchange rate fluctuations. There can be no assurance that the exchange rates will remain stabilized in the future. See “Exchange Rate Information.” On December 31, 2007, all of the Company’s material contracts and obligations were denominated in US Dollars.
Inflation
Inflation has not materially affected the Company’s operations during its operating history.
Taxation
The Company’s loss for the year ended December 31, 2006 and profit for the year ended December 31, 2007, which are deemed to be Hong Kong-sourced and subject to Hong Kong profits tax, was levied at the rate of 17.5% and 17.5%, respectively. Offshore interest income and capital gains derived by the Company are not subject to Hong Kong profits tax.

The overseas withholding tax is currently charged at the rate of 3.75% to 20% on transponder utilization income during 2006 and 2007, respectively.
Subsidiaries of the Company in the PRC are currently subject to PRC income tax and charged at the rates of 15% and 33% in Shenzhen and Beijing, respectively during 2006 and 2007. Pursuant to the PRC enterprise income tax law passed by the Tenth National People’s Congress on March 16, 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and will be effective from January 1, 2008. Accordingly, the deferred tax of the APT Group is recognised based on the tax rate that are expected to apply to the period when the asset is realized or the liability is settled. The subsidiaries of the Company in the PRC are loss making and incurred tax losses. The realization of these tax losses were considered not probable and accordingly no deferred tax assets in respect of tax losses were recognised as at December 31, 2007.
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
The directors and executive officers of APT Holdings as at June 24, 2008 are set forth below.

			Date First
			Elected or
Name	Age	Position	Appointed
Executive Directors
Cheng Guangren	45	Director and President (appointed June 20, 2008)	2008
Tong Xudong	44	Director and Vice President	2004
Qi Liang	46	Director and Vice President (appointed June 20, 2008)	2008

Non-executive Directors
Rui Xiaowu	49	Chairman	2006
Lim Toon	65	Director	1993
Yin Yen-liang	57	Director	2003
Wu Zhen Mu	62	Director	1998
Yong Foo Chong	41	Director	2007
Tseng Ta-mon	50	Alternate Director to Yin Yen-liang	2003

Independent Non-executive directors
Huan Guocang	58	Director	2002
Lui King Man	53	Director	2004
Lam Sek Kong	48	Director (appointed July 1, 2007)	2007
Cui Liguo	38	Director (appointed July 1, 2007)	2007

Executive Officers
Dong Gang	54	Vice President	2005
Lo Kin Hang, Brian	51	Vice President & Company Secretary	2002/1996
Chen Xun	37	Vice President	2004
Yang Qing	44	Vice President	2004

Executive Directors
Mr. CHENG Guangren, aged 45, was appointed as the Executive Director and President; and the authorized representative of the Company on 20 June 2008. He is responsible for the overall management of the Company. Mr. Cheng was also appointed as the Director of APT Satellite Company Limited, APT Satellite Investment Company Limited, Acme Star Investment Limited, APT Satellite Telewell Limited, APT Satellite Vision Limited, APT Satellite TV Development Limited, Skywork Corporation, APT Telecom Services Limited, Ying Fai Realty (China) Limited, APT Satellite Global Company Limited, APT Satellite Enterprise Limited, APT Satellite Link Limited and Middle East Ventures Limited, subsidiaries of the Company. He is also the Chairman of the board of directors of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Cheng was also appointed as the Director of APT International. Mr. Cheng graduated from the Harbin Institute of Technology in the Department of Management Science and Engineering in 1984 and accredited as Master of Management and Senior Engineer. He is the Board Chairman of China Direct Broadcast Satellite Company Limited and concurrently the Deputy Chief Economist of China Aerospace Science & Technology Corporation. China Aerospace Science & Technology Corporation is one of the shareholders of APT International, the substantial shareholder of the Company. China Direct Broadcast Satellite Company Limited is an enterprise in China jointly established by China Satellite Communications Corporation and Sino Satellite Communications Company Limited (“Sinosat”). Mr. Cheng had been working for the former Ministry of Space Industry of PRC in respect of legal affairs and legal consultant for the enterprises and institutions during the period from 1984 to 1988; he had been working for China Great Wall Industry Corporation in respect of business and project management for the launching of the Long March launch vehicle and satellite during the period from 1988 to 1993; he had been the management for Sinosat from 1994 to April 2008 and had also been its Director of Board and Executive Vice President since 1994 and had also been its Director of Board and President since 1999. He is one of the founders of Sinosat. He has been working in the field of space industry for over 20 years and has professional skills and rich experience in the management of satellite operation. In 2004, he won the 2nd session Excellent Young Entrepreneurs Award of Beijing.
Mr. TONG Xudong, aged 44, was appointed as the Executive Director and Vice President of the Company in March and April 2004, respectively. Mr. Tong is also the member of the Nomination Committee and the Remuneration Committee of the Company. Mr. Tong is also the Director of APT Satellite Company Limited, APT Satellite Investment Company Limited, APT Satellite Vision Limited, APT Satellite TV Development Limited, APT Satellite Global Company Limited, APT Satellite Enterprise Limited, APT Satellite Link Limited, Middle East Ventures Limited, APT Communication Technology Development (Shenzhen) Company Limited and CTIA Vsat Network Limited, subsidiaries of the Company. He is also the Director of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Tong graduated from Nanjing Aeronautic Institute in 1985 and obtained a master degree from Beijing Institute of Space Mechanics and Electricity, Chinese Academy of Space Technology in 1988. Immediately after his graduation, he served for the Beijing Institute of Space Mechanics and Electricity. In 1993, he further pursued his studies in Samara University of Aeronautics and Astronautics, Russia. From May 1995 to June 2000, he served as the Vice-Director of Beijing Institute of Space Mechanics and Electricity and was appointed as professor in 1998. From June 2000 to December 2003, he was the Director of the same Institute. In 2003, he was appointed as the Vice-President of Chinese Academy of Space Technology. Mr. Tong is a standing committee member of Chinese Society of Space Research and Chairman of the Committee of Recovery and Reentry, Chinese Society of Astronautics.
Mr. QI Liang, aged 46, was appointed as the Executive Director and Vice President of the Company on 20 June 2008. He was also appointed as the Member of each Nomination Committee and Remuneration Committee of the Company. Mr. Qi was also appointed as the Director of APT Satellite Company Limited, APT Satellite Investment Company Limited, Acme Star Investment Limited, APT Satellite Telewell Limited, APT Satellite Vision Limited, APT Satellite TV Development Limited, Skywork Corporation, APT Telecom Services Limited, APT Satellite Global Company Limited, APT Satellite Enterprise Limited and APT Satellite Link Limited, Middle East Ventures Limited and Haslett Investments Limited, subsidiaries of the Company. He was also appointed as the Director of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Qi was also appointed as the Director of APT International. Mr. Qi graduated from the Beijing College of Finance and Commerce in Finance major in 1986. He has been the Post-graduate of Monetary and Banking, Finance Department from the Chinese Academy of Social Sciences since 1998 and accredited as Senior Economist. Currently, he is the Deputy Chief Accountant for China Satellite Communications Corporation (“ChinaSat”) and the Director of CASIL Clearing Limited.

ChinaSat and CASIL Clearing Limited are the holding company of one of the shareholders of APT International and the affiliated company of one of the shareholder of APT International, the substantial shareholder of the Company, respectively. Mr. Qi had been working for the Official of the Finance Department of Beijing Planning Committee during the period from 1986 to 1988; he had been the Assistant Economist of the Finance Department of National Agriculture Investment Co., the Economist of the Finance and Equipment Planning Bureau of the Supreme Court, the Economist of the Beijing Stocks Department of China Rural Development Trust & Investment Co. during the period from 1988 to 1994; he had been the assistant to the director, deputy director, vice manager of the Administration Department, vice president of the Chang’an Avenue Division and Wanshou Road Division, president, and senior economist of the China Merchants Bank Beijing Branch during the period from 1994 to 2004; he had been the Assistant to the President, and concurrently the General Manager of the Finance Department of China Aerospace International Holdings Limited.
Non-Executive Directors
Mr. RUI Xiaowu, aged 49, was appointed as the Non-Executive Director and Chairman of the Company in December 2006. Mr. Rui is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also the Chairman of the board of directors of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Rui is a Master’s Postgraduate. He was accredited as a Research Fellow in 1999 and was awarded by the State Council of China as the Winner of “Government Special Allowance” in 1996. Currently, Mr. Rui is the General Manager of China Satellite Communications Corporation, the holding company of one of the shareholders of APT International, the substantial shareholder of the Company. In 1982 Mr. Rui graduated from the Science & Technology University for National Defense of China in Computer Software Major and had been studying Master’s Degree in Computer Aided Engineering at the 710 Research Institute of the former Ministry of Aerospace Industry of China during the period from 1982 to 1985, and participated works at the 710 Research Institute in the same year. Thereafter, he had been the Engineer, Division Director of the Business Marketing Division, Vice President, President of the 710 Research Institute; he had been the Business Assistant to General Manager and Director General of the Business Planning & Marketing Department, Business Assistant to General Manager and Director General of the Marketing Department of China Aerospace Science & Technology Corporation since 2000; he had also been appointed as the Vice Chairman of Sino Satellite Communications Company Limited since 2001; he had been appointed as the Assistant to General Manager of China Aerospace Science & Technology Corporation since 2002; he had also been appointed as the Chairman of China Spacesat Company Limited (a corporation listed on the Shanghai Securities Exchange in China) during the period from 2002 to 2005; he had been appointed as the Chairman & President and Chairman of China Aerospace International Holdings Limited and CASIL Telecommunications Holdings Limited, respectively (both of them are corporations listed on the Stock Exchange of Hong Kong) during the period from 2002 to 2006; and he had been appointed as the Deputy General Manager of China Aerospace Science & Technology Corporation during the period from 2005 to 2006.
Mr. LIM Toon, aged 65, has been a Director of APT Satellite Company Limited since February 1993 and was appointed as the Non-Executive Director of the Company in October 1996. Mr. Lim is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also the Director of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Lim is also the Director of APT Satellite International Company Limited. In 1966, Mr. Lim graduated from the University of Canterbury in New Zealand, with a first class honours degree in Engineering. In 1975, Mr. Lim obtained a Postgraduate Diploma in Business Administration from the University of Singapore. He attended the Advanced Management Programme at Harvard Business School in 1992. He has been the Chief Operating Officer of SingTel, the holding company of one of the shareholders of APT Satellite International Company Limited, since April 1999 and has worked for Singapore Telecom since 1970, serving in various appointments of engineering, radio services, traffic operations, personnel & training and information systems departments. He was appointed Executive Vice President of Network Services in April 1989 and Executive Vice President of International Services in April 1994. He was awarded the Efficiency Medal in 1978 and the Public Administration Medal (Gold) in 1991 by the Singapore government. He is presently a Director of a number of overseas companies. Mr. Lim has retired from SingTel on 26 February 2006.

Dr. YIN Yen-liang, aged 57, was appointed as the Non-Executive Director of the Company in January 2003. Dr. Yin is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. Dr. Yin is also the Director of APT Satellite International Company Limited, the substantial shareholder of the Company. Dr. Yin graduated with an MBA Degree from National Taiwan University in 1983 and received the PhD Degree in Business Administration from National Chengchi University in 1987. He has been President of the Ruentex Group, the holding company of one of the shareholders of APT Satellite International Company Limited, since 1994 and concurrently holding the position of Executive Director of SinoPac Holdings Co., Ltd., Executive Director of Bank SinoPac, Director of Acer Incorporate, Chairman of Aetna SinoPac Credit Card Company Limited.
Mr. WU Zhen Mu, aged 62, was appointed as the Non-Executive Director of the Company in June 1998. Mr. Wu is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. Mr. Wu is also the Director of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Wu graduated in Manufacturing Engineering of the Beijing Institute of Aeronautics in 1969 and obtained a Master’s degree in Electro-Mechanical Automation in the same institute in 1981. He was a lecturer in Zhengzhou Institute of Aeronautics from 1970 and 1979 and had been a lecturer, associate Professor and Professor in Beijing University of Aeronautics and Aerospace from 1982 to 1993. Since then, he has been appointed as a Professor of the Commission of Science and Technology of China Aerospace Corporation.
Mr. YONG Foo Chong, aged 41, was appointed as the Non-Executive Director of the Company on 8 March 2007. Mr. Yong is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also the Director of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly owned subsidiary of the Company and a shareholder of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Yong is also the Director of APT International. Mr. Yong holds an Honours Degree in Electrical & Electronic Engineering from the National University of Singapore, specializing in communication technology. Mr. Yong has worked for Singapore Telecommunications Limited (“SingTel”), the holding company of one of the shareholders of APT International which is the substantial shareholder of the Company since 1998, serving in various appointments. Currently, Mr. Yong is the Head of Satellite for SingTel overseeing the fixed and mobile satellite business and infrastructure and also the director of Singasat Private Limited, a wholly owned subsidiary of SingTel, which is one of the shareholders of APT International. Prior to the current appointment in 2006, he was the Senior Director of Corporate Business Marketing and was responsible for the global marketing of B2B solutions. Mr. Yong had a 2-year stint as the Director of SingTel’s Optus Business Marketing and Product Management based out of Sydney, Australia, whose responsibility was to revamp the entire marketing and product strategy, which included steering the B2B business towards new strategic directions such as IP convergence and SME solutions investment. He was also responsible for strategic bid management which secured many key government and Australian MNC contracts. In 2001, Mr. Yong also helped the Corporate Business Group implement various strategic initiatives such as building a pan-Asian network of managed hosting data centers and was later appointed as Chief Operation Officer of the managed hosting business unit of SingTel. Before joining SingTel, Mr. Yong spent more than seven years in the ICT industry and held specialist and management positions in leading MNCs gaining significant successes and experiences in the area of Telecom Network Management. Apart from holding the current appointment with SingTel, Mr. Yong is also a board member of Asia Pacific Satellite Communications Council starting January 2007.
Mr. TSENG Ta-mon, aged 50, was appointed as an Alternate Director to Dr. Yin Yen-liang, the Non-Executive Director of the Company, in September 2004. He had been the Non-Executive Director of the Company from July 2003 to September 2004. Mr. Tseng is also the Alternate Director to Dr. Yin Yen-liang, the director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. Mr. Tseng is also the Alternate Director to Dr. Yin Yen-liang, the director of APT Satellite International Company Limited, a substantial shareholder of the Company. Mr. Tseng graduated with an LL.B. Degree from National Chengchi University in 1980 and subsequently received the LL.M. Degree from University College London in 1982 and the LL.B. Degree from B.A. at University of Cambridge in 1984 respectively. He also graduated from the Inns of Court School of Law of Middle Temple in 1985 and became Barrister-at-Law in the same year. He was the Specialist of the Board of International Trade from 1985 to 1987. He was also the Partner of Dong & Lee from 1987 to 1992. He has been the Counsel of the Ruentex Group, the holding company of one of the shareholders of APT Satellite International Company Limited, since 1992.

Independent Non-Executive Directors
Dr. HUAN Guocang, aged 58, was appointed as an Independent Non-executive Director of the Company in August 2002. Dr. Huan is the member of the Audit Committee and the Remuneration Committee of the Company. Dr. Huan was also re-designated from acting as the member of the Nomination Committee of the Company to act as the Chairman of it on 1 July 2007. He is the Managing Partner of Primus Pacific Partners Limited (“Primus”). Before joining Primus, he was the Head of Investment Banking, Asia Pacific of The Hongkong and Shanghai Banking Corporation Limited and was the Managing Director and Co-Head of Investment Banking, Asia Pacific of Salomon Smith Barney. Dr. Huan has been joining investment banking sector since 1987 and has held senior positions at the Brookings Institution, the Atlantic Council of the U.S., J.P. Morgan & Co., BZW Asia Limited, and Columbia University. Dr. Huan holds a Ph.D. degree from Princeton University, Master of Arts from Columbia University and Master of Arts from the University of Denver.
Dr. LUI King Man, aged 53, was appointed as an Independent Non-Executive Director of the Company in August 2004. Dr. Lui is the Chairman of the Remuneration Committee of the Company and also is the member of the Nomination Committee of the Company. Dr. Lui was also re-designated from acting as the member of the Audit Committee of the Company to act as the Chairman of it on 1 July 2007. Dr. Lui has been a practising Certified Public Accountant in Hong Kong since 1989, and established his accounting firm K.M. LUI & CO in the same year. Before commencing his own practising, Dr. Lui had worked with an international accounting firm and a listed commercial bank. Dr. Lui received the accountancy education in United Kingdom in 1980 and attained professional accountant qualification in 1985. He is a Fellow of The Chartered Association Of Certified Accountants and Associate member of The Hong Kong Institute Of Certified Public Accountants. Dr. Lui obtained an MBA Degree from Heriot-Watt University in 1997 and received a Doctoral Degree in Business Administration from The University of Hull in 2004. Dr. Lui has over 27 years experience in accounting, finance, business acquisition and auditing fields. He has been a consultant of a number of commercial and non-commercial organizations.
Dr. LAM Sek Kong, aged 48, was appointed as the Independent Non-Executive Director of the Company on 1 July 2007. Dr. Lam is also the Member of each of the Audit Committee, Nomination Committee and Remuneration Committee of the Company. Dr. Lam graduated from the University of Hong Kong in 1984. He is a partner of Messrs. S.K. Lam, Alfred Chan & Co. He has been practicing law in Hong Kong since 1987. Dr. Lam is a member of the Hong Kong Society of Notary Public, a member of the China Appointed Attesting Officers Association in Hong Kong and a member of the Chartered Institute of Arbitrators (UK). Dr. Lam is also admitted as advocate and solicitor of the High Court of Singapore, barrister and solicitor of the Supreme Court of Australian Capital Territory, legal practitioner of the Supreme Court of New South Wales and barrister in federal court of Australia. Dr. Lam holds a bachelor degree and a master degree in laws from the University of Hong Kong, a master degree in laws from the University of Peking and a Ph.D. degree in laws from the Tsinghua University.
Mr. CUI Liguo, aged 38, was appointed as the Independent Non-Executive Director of the Company on 1 July 2007. Mr. Cui is also the Member of each of the Audit Committee, Nomination Committee and Remuneration Committee of the Company. Mr. Cui graduated from the faculty of economic law of the China University of Political Science and Law in 1991, and commenced his legal practice in PRC in 1993. He founded the Guantao Law Firm in 1994, and is acting a Founding Partner and the officer of its Management Committee. Mr. Cui has over 14 years of experience in legal sector, and holds independent directorships in the board of directors of several companies, such as UBS SDIC Fund Management Co., Ltd., China Spacesat Technology Co., Ltd and SDIC Xinji Energy Co., Ltd (corporations listed on the Shanghai Securities Exchange in China), SUFA Technology Industry Co. Ltd, CNNC (a corporation listed on the Shenzhen Securities Exchange in China). He is also a member of the Finance & Securities Committee of All China Lawyers Association; a director of Capital Market and the Securities Committee of Beijing Bar Association; an executive director and vice general secretary of the Chamber of Financial Street; and the legal counselor in internal control group of security issuing of Guodu Securities Limited and Bohai Securities Co., Ltd.

Senior Management
Mr. DONG Gang, aged 54, has been the Vice President of the Company since July 2005. He is also the Director of Acme Star Investment Limited, APT Satellite Telewell Limited, Skywork Corporation, Haslett Investments Limited, APT Telecom Services Limited and APT Communication Technology Development (Shenzhen) Company Limited (“APT Shenzhen”), subsidiaries of the Company. He is also the chairman and the general manager of APT Shenzhen. He is also the Director of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Dong graduated with a Bachelor’s degree in Beijing Post and Telecommunications Institute (presently known as Beijing University of Post and Telecommunications). He is accredited as Senior Engineer. He held the posts as Deputy Director of Microwave Station, Deputy Director of Technical Department, Vice Chief Engineer, and Chief Engineer of Beijing Wireless communication Bureau. He has been appointed as Vice President of China Space Mobile Satellite Telecommunications Company Limited since May 1995. He has plentiful experience in telecommunication operation and management.
Dr. LO Kin Hang, Brian, aged 51, has been the Vice President of the APT Group since April 2002 and Company Secretary (since October 1996) of the Company. Dr. Lo joined the Company in September 1996 and had been the Assistant to the President from December 1997 to April 2002. Dr. Lo is also the Director of Acme Star Investment Limited, APT Satellite Telewell Limited and Ying Fai Realty (China) Limited, subsidiaries of the Company. He is also the Chief Executive Officer of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company. He graduated with an Associateship in Production and Industrial Engineering and an M.Sc. Degree in Information Technology from Hong Kong Polytechnic University, and a MBA Degree from the University of Wales, UK and a Doctorate Degree in Business Administration in University of Hull, UK. He has attained several professional qualifications including Chartered Engineer, Member of the Institute of Electrical Engineers and is a Fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom and a Fellow of the Hong Kong Institute of Company Secretaries. Prior to joining the APT Group, he was a Director and senior management executive responsible for financial and investment management and the company secretary of a publicly listed company in Hong Kong. Dr. Lo has about 18 years of experience in corporate and project management.
Mr. CHEN Xun, aged 37, has been appointed as the Vice President since 1 June 2007 and had been the Assistant President of the Company since July 2004. He joined the Company in 2000 and had worked as the Director of Engineering and Technical Operations Department and the Deputy Chief Engineer of the APT Group. Mr. Chen graduated from the Department of Computer and Telecommunications of Chongqing Institute of Post & Telecommunications and holds a MBA degree from the University of South Australia. He had been working for China Telecommunications Broadcast Satellite Corporation, one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company, from 1992 to 1999 before joining the APT Group.
Mr. YANG Qing, aged 44, has been appointed as the Vice President since 1 June 2007 and had been the Assistant President of the Company since July 2004. He joined the Company in 2000. He had worked as the Deputy Director of the Engineering and Technical Operations Department of the APT Group. Mr. Yang graduated from the Department of Flight Vehicle Engineering of Beijing Institute of Technology in June 1985. During the period from July 1985 to December 1999, he had been working for CALT (China Academy of Launch Vehicle Technology) and was designated as Senior Engineer and the Deputy Director of systems designer of LM-2C launch vehicle by CALT before joining the APT Group.

Compensation
None of the Company’s directors and officers or affiliates of such persons is or has been indebted to the Company or any of its subsidiaries at any time since the beginning of the last completed fiscal year.
Directors’ remuneration is as follows (in HK$ thousand):

		Salaries,	Retirement
	Directors’	allowances and	scheme	2006
	fees	benefits in kind	contributions	Total
	HK$	HK$	HK$	HK$

Executive directors
Ni Yifeng	50	2,800	165	3,015
Tong Xudong	50	2,263	142	2,455

Non-executive directors
Rui Xiaowu (note a)	3	—	—	3
Liu Ji Yuan	47	—	—	47
Zhao Liqiang	3	—	—	3
Zhang Hainan	47	—	—	47
Lim Toon	50	—	—	50
Ho Siaw Hong	38	—	—	38
Lan Kwai-chu	12	—	—	12
Yin Yen-liang	50	—	—	50
Wu Zhen Mu	50	—	—	50
Tseng Ta-mon (note b)	—	—	—	—

Independent non-executive directors
Yuen Pak Yiu, Philip	100	—	—	100
Huan Guocang	100	—	—	100
Lui King Man	100	—	—	100

	700	5,063	307	6,070

				Performance
		Salaries,	Retirement	related
	Directors’	allowances and	scheme	incentive	2007
	fees	benefits in kind	contributions	payment	Total
	HK$	HK$	HK$	HK$	HK$

Executive directors
Ni Yifeng	50	2,840	165	78	3,133
Tong Xudong	50	2,331	145	68	2,594

Non-executive directors
Rui Xiaowu (note a)	—	—	—	—	—
Zhao Liqiang	50	—	—	—	50
Lim Toon	50	—	—	—	50
Yoo Foo Chong	41	—	—	—	41
Ho Siaw Hong	9	—	—	—	9
Yin Yen-liang	50	—	—	—	50
Wu Zhen Mu	50	—	—	—	50
Tseng Ta-mon (note b)	—	—	—	—	—

Independent non-executive directors
Huan Guocang	200	—	—	—	200
Lui King Man	200	—	—	—	200
Yuen Pak Yiu, Philip	99	—			99
Lam Sek Kong	101	—	—	—	101
Cui Liguo	101	—	—	—	101

	1,051	5,171	310	146	6,678

The details of these benefits in kind are disclosed under the paragraph “Share option schemes” in Note 25 of “Consolidated Financial Statements” of the Company.
Notes:
Alternate directors are not entitled to receive any directors’ fees:
(a)	Mr. Rui Xiaowu, a non-executive director, has waived his director’s fee for 2007.

(b)	Mr. Tseng Ta-mon was re-designated from non-executive director to alternate director on September 8, 2004.

Individuals with highest emoluments(in HK$ thousand)
Of the five highest paid individuals of the APT Group, two are directors (2006: two) whose remuneration is disclosed in Note 7 of “Consolidated Financial Statements” of the Company. The aggregate of emoluments in respect of the other three (2006: three) individuals are as follows:

	2006	2007

Salaries and other emoluments	4,541	4,839
Performance related incentive payments	154	192
Retirement benefits contributions	303	330

	4,998	5,361

The emoluments of the three (2006: three) individuals with the highest emoluments are within the following bands:

	Number of individuals
	2006	2007
$Nil to $1,000	1	—
$1,500 to $2,000	—	1
$2,001 to $2,500	2	2
$2,501 to $3,000	—	—

	3	3

Key management personnel remuneration(in HK$ thousand)
Remuneration for key management personnel is as follows:.

	2006	2007

Short-term employee benefits	10,591	11,057
Other long-term benefits	687	367
Termination benefits	—	706

	11,278	12,130

At December 31, 2007, the total amount accrued by the Company or its subsidiaries in respect of provision for employee pension, retirement or similar benefits was HK$13.2 million (US$1.7 million) (2006: HK$10.0 million).
Board Practices
Term of office
The term of office of all directors except the Chairman of the Board, Mr. Rui Xiaowu, and the President, Mr. Cheng Guangren, is normally not fixed for a specific term but they shall retire from office by rotation once every three years in accordance with Bye-law 87 of the Company’s Bye-laws and shall be eligible for re-election, while the director to whom is appointed to fill a casual vacancy shall hold office until the next following annual general meeting of the Company for re-election at such meeting.

As long as the Chairman of the Board and the President also holds such offices are not subject to retirement by rotation in accordance with Bye-law 87.
Service Agreements
Mr. Tong Xudong, Executive Director & Vice President, have entered into service contracts with the Company for an initial term of three years, commencing April 20, 2004 and continuing thereafter until terminated by either party giving to the other not less than six months’ notice.
Except as disclosed above, as of June 24, 2008 no Director has a service contract with the Company or its subsidiaries, which is not determinable by APT Group within one year without payment of compensation (other than statutory compensation).
Under the service contracts, Mr. Tong (the “Contracted Director”) is entitled to a basic salary payable monthly in arrears by the Company, with such basic salary subject to annual review by the Company’s board of directors having regard to the recommendation from the Company’s Remuneration Committee. The Contracted Director is provided with housing allowance subject to an agreed maximum amount, which maximum amount may be reviewed by the Company’s board of directors having regard to the recommendation from the Company’s Remuneration Committee. The Contracted Directors is also entitled to receive certain other benefits such as the use of a motor car, the provision of recreation club memberships and medical and personal accident insurance, and participation in the Company’s retirement scheme, incentive bonus scheme and eligible to receiving share option under Scheme 2002.
Other than the directors of the Company, the service contracts of senior executives have no definite terms of office, and may be terminated by either party giving not less than 4 months’ to 6 months’ notice or payment in lieu of notice. Under the service contracts, the executive is entitled to a basic salary together with a housing allowance payable monthly in arrears by the Company and one month double pay at the end of the calendar year, with such basic salary subject to annual review by the Company. In addition, the executive is entitled to a discretionary annual bonus based upon the Company’s performance. The executive is also entitled to receive certain other benefits such as the provision of medical and personal accident insurance and participation in the Company’s retirement scheme and eligible to receiving share option.
Audit Committee, Nomination Committee and Remuneration Committee
The Audit Committee was formed by the Company on July 31, 1999. The Audit Committee currently consists of four independent non-executive directors, Dr. Lui King Man (the Chairman of the Audit Committee), Mr. Huan Guocang, Dr. Lam Sek Kong and Mr. Cui Liguo. The Board of Directors has determined that each of the members of the Audit Committee is currently independent under the rules of the New York Stock Exchange.
Under its Charter (also known as terms of reference) as revised on April 11, 2005 and incorporated by reference, the Audit Committee is required to be composed of directors who are independent of the management of the Company and are free of any relationship that, in the opinion of the Company’s Board of Directors, would interfere with their exercise of independent judgment as Committee members. The Audit Committee is authorized by the Board of Directors to investigate any activity within its Charter and to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Audit Committee. It can also obtain support from outside legal or other independent professional advisors and experts. The Audit Committee meets at least twice a year and its duties are summarized as below:
•
to be primarily responsible for making recommendation to the Board of Directors on the appointment, reappointment and removal of the external auditor, and to approve the remuneration and terms of engagement of the external auditor;

•	to monitor integrity of and review significant financial reporting judgments of the half-year and annual financial statements;

•	to discuss problems and reservations arising from the interim and final audits;

•	to consider the major findings and internal investigations and management’s response;

•
to review the Company’s statement on financial controls, internal control system and risk management systems (where one is included in the annual report) prior to endorsement by the Board of Directors;

•
to review and monitor the external auditors’ independence and objectivity and effectiveness of the audit process in accordance with applicable standard, as well as the nature and scope of other professional services provided to the Company by the external auditor;

•	to review APT Group’s financial and accounting policies and practices;

•	to review periodically Company policy statements to determine their adherence to the Company’s codes of conduct;

•
to investigate any matter brought to its attention within the scope of its duties, and to retain outside legal counsel or other professional advice for this purpose if, in its judgment, that is appropriate; and

•	to consider other topics, as determined by the Board of Directors.
On April 11, 2005, Nomination Committee and Remuneration Committee were formed. Currently, Messrs. Tong Xudong, Qi Liang, Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo are the members of these two committees. Dr. Huan Guocang and Dr. Lui King Man, the independent non-executive directors of the Company, are the Chairman of the Nomination Committee and the Remuneration Committee, respectively.
The Nomination Committee, under its Charter (also known as terms of reference) as incorporated by reference and pursuant to the domestic corporate governance requirements, is required to be composed of a majority of members who should be independent non-executive directors and are independent of the management of the Company and are free of any relationship that, in the opinion of the Company’s Board of Directors, would interfere with their exercise of independent judgment as Committee members. The Nomination Committee is authorized by the Board of Directors to provide recommendations in respect of the composition of the Board of Directors, the appointments of Directors and the independence of independent non-executive directors. It shall also be entitled to access external professional advice whenever necessary. The Nomination Committee meets at least once a year and its responsibilities are summarized as below:
•	to review the structure, size and composition of the Board of Directors;

•	to identify individuals suitably qualified to become directors;

•	to assess the independence of Independent Non-executive directors;

•
to make recommendations to the Board of Directors on matters relating to the appointment or re-appointments of directors and succession planning for directors in particular the Chairman and the President;

•	to establish the nomination procedures; and

•	to submit a work report to the Board of Directors yearly.
The Remuneration Committee, under its Charter (also known as terms of reference) as incorporated by reference and pursuant to the domestic corporate governance requirements, the Remuneration Committee is required to be composed of a majority of members who should be independent non-executive directors and are independent of the management of the Company and are free of any relationship that, in the opinion of the Company’s Board of Directors, would interfere with their exercise of independent judgment as Committee members. The Remuneration Committee is authorized by the Board of Directors for providing recommendations in respect of the remuneration of directors and senior management staff and related policies. It shall also be entitled to access external professional advice whenever necessary. The Remuneration Committee meets at least once a year and its responsibilities are summarized as below:
•	to make recommendations to the Board on policy and structure for all remuneration of directors and senior management and on the establishment of a formal procedure for developing remuneration policy;

•	to determine the specific remuneration packages of all directors and senior management, including benefits in kind, pension rights and compensation payments;

•	to review and approve the performance-based remuneration by reference to corporate goals and objectives resolved by the Board of Directors;

•	to review and approve the compensation payable to directors and senior management;

•	to review and approve compensation arrangements relating to dismissal or removal of directors;

•	to ensure that no director or any of his/her associates is involved in deciding his own remuneration;

•	to formulate and review regularly the policy for the remuneration of directors, assessing directors’ performance and approving the terms of directors’ service contracts; and

•	to submit a work report to the Board of Directors yearly.
Employees
Including the executive directors and senior management of the Company, as of December 31, 2007, the Company had 147 full-time employees, of which 24 employees were in management, 123 were in engineering and operations, marketing, accounting and administration. The management of the Company will continue to closely monitor the number of employees ensuring that it is compatible and in line with the development and needs in the corporate strategies of the APT Group. The Company believes that its relations with its employees are good. A portion of APT’s technical and engineering staff employed at the satellite control center in Tai Po were originally seconded from affiliates of ChinaSat and China Aerospace.
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
During 2007, no option was granted under Scheme 2002. The particulars of the outstanding share options granted under Scheme 2001 are as follows:

	Options granted
Employees in	on June 19, 2001			Options remain
aggregate	and remain	Options		outstanding as at
(including	outstanding as at	movement during	Options exercised	December 31,
management)	January 1, 2007	the year	during the year	2007

Employees under employment contracts	3,390,000	(20,000)	—	3,370,000
Share Ownership
As at December 31, 2007, the interests in the shares of the Company of directors and management were as follows:

Lo Kin Hang, Brian	(Vice President & Company Secretary)	5,000
Chen Xun	(Vice President)	6,000	*

*	The capacity in which Chen Xun held 6,000 shares of the Company was as a trustee.

As at December 31, 2007, the options granted under Scheme 2001 to directors and management were as follows:

Lo Kin Hang, Brian	(Vice President & Company Secretary)	800,000
Chen Xun	(Vice President)	260,000
Yang Qing	(Vice President)	130,000
All of the options indicated above, exercisable within the period from May 22, 2003 to May 21, 2011, were granted for a nominal consideration of HK$1 per grantee with an exercise price of HK$2.765 per share for the ordinary shares of the Company. Please refer to Note 25 of the consolidated financial statements.
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
The following table describes the ownership of our Ordinary Shares as of March 31, 2008 by (i) each person or company known by us to own more than 5% of our Ordinary Shares, and (ii) all of our directors and officers as a group.

Identity of Person	Number of	Percent of
or Groups	Shares	Class (1)
China Telecommunications Broadcast Satellite Corporation (2) (3)	67,200,000	16.26%
China Aerospace Science & Technology Corporation (2) (4)	36,600,000	8.86%
CASIL Satellite Holdings Limited (2) (5)	45,000,000	10.89%
SingaSat PTE Ltd. (2) (6)	84,000,000	20.33%
Kwang Hua Development and Investment Limited (2) (7)	30,600,000	7.40%
Sinolike Investments Limited (5)	16,800,000	4.07%
APT Satellite International Company Limited (2)	214,200,000	51.83%
All Directors and Officers as a Group (17 persons)	11,000	*

*	Less than 1%

(1)	As of March 31, 2008, the total number of issued Ordinary Shares is 413,265,000.

(2)
The Principal Shareholders collectively hold in aggregate underlying ownership interests of 51.83% indirectly through APT Satellite International Company Limited (“APT International”), which holds 214,200,000 Ordinary Shares. The interest of each Principal Shareholder in APT International as of December 31, 2007 is:

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

(5)
Chia Tai International Telecommunication Company Limited (“Chia Tai”) was wholly-owned by Telecom Holding Company Limited (“Telecom Holding”), which managed the investment in the Company of Telecom Asia Corporation Public Company Limited (“TelecomAsia”), a publicly listed company in Thailand. Telecom Holding disposed of its Chai Tai holdings in the Company to Sinolike Investments Limited (“Sinolike”) through a share transaction agreement on October 16, 1997. Chia Tai was renamed as CASIL Satellite Holdings Limited (“CASIL Satellite”) on May 6, 1998. Sinolike is a wholly owned subsidiary of China Aerospace International Holdings Limited (“CASIL”), which is a conglomerate listed in Hong Kong and is an approximately 42.53% owned subsidiary of China Aerospace. CASIL Satellite directly owns 14,400,000 Shares and indirectly owns, through its shareholdings in APT International, 30,600,000 Shares. Sinolike also directly owns 16,800,000 Shares.

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
In relation to certain transactions conducted between APT Group and SingTel Group as announced on December 28, 2006, for the purposes of governing the continuing connected transactions (the “Continuing Connected Transactions”) and ensuring the compliance with the listing rules in Hong Kong, the Company entered into the supplemental agreement (“Supplemental Agreement”) with SingTel thereby extending the term of the master agreement (“Master Agreement”) to December 31, 2009. The Master Agreement was first entered into on December 1, 2004, between the Company and SingTel in relation to the provision of satellite transponder (“Transponder Transactions”) and any other satellite related services (“Telecom Transactions”) by APT Group to SingTel Group, or vice versa. As recommended by an independent board committee comprising four independent non-executive directors of the Company that the terms of the Master Agreement and the annual caps as indicated below were fair and reasonable, the independent shareholders of the Company approved the Master Agreement on February 13, 2007 and the annual caps for the three years ending December 31, 2007, December 31, 2008 and December 31, 2009 of the Transponder Transactions will not exceed HK$9.5 million, HK$11.5 million and HK$13.2 million, respectively, and in the case of Telecom Transactions, their annual caps will not exceed HK$1.2 million, HK$1.3 million and HK$1.3 million, respectively.
The Company is aware that ChinaSat intends to operate a PRC domestic satellite network. ChinaSat merged with OrientSat to form ChinaSat Group, which owns ChinaStar 1 and ChinaSat 6B. In addition, China Aerospace holds a substantial interest in SinoSat, which owns satellites, SinoSat-1 and SinoSat-3, that is devoted largely to providing telecommunications services, data transmission and TV broadcasting. In 2007, a new company named China DBSAT is formed by ChinaSat and SinoSat on 50-50 joint venture, China DBSAT will operate all existing ChinaSat and SinoSat satellites including the new satellite ChinaSat-9 launched on 9 June 2008. Singapore Telecom, the parent company of SingaSat, has holdings in a number of other satellite companies. As a result of supply over demand of transponder capacities in the Asia Pacific region, the Company believes such satellite companies compete with the Company. The ST-1 satellite system only has the ability to compete with the Company in C-band segments of the Asia Pacific market. Through the Telecommunications Authority of Singapore, a signatory to the Intelsat treaty, Singapore Telecom also has an interest in Intelsat.
As announced on October 2, 2007, an option agreement (“Option Agreement”) was entered into among APT Satellite Telecommunications Limited (the “Licensor”), a jointly controlled company indirectly owned as to 55% by the Company; NTT Com Asia Limited (the “Licensee”), an independent third party; and shareholders of the Licensor including SingaSat thereby giving the Licensee a call option to purchase all equity interests in the Licensor at an agreed exercise price of HK$161 million on or before December 31, 2008 and a first right of refusal beginning January 1, 2009 until December 31, 2010 in respect of offers made by other parties.
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

Related party transactions carried out during the years ended December 31, 2006 and 2007 with shareholders and affiliates (HK$ in thousands):

	Years ended December 31,
	Note		2006	2007
			HK$	HK$
Income from provision of satellite transponder capacity to certain shareholders and its subsidiary of the Company	(i	)	16,309	11,975

Income from provision of satellite transponder capacity, provision of satellite-based telecommunications services and service income to a holding company and its subsidiaries of a shareholder of the Company	(i	)	36,068	32,630

Management fee income from a jointly controlled entity	(ii)		480	580
Notes :

(i)	The terms and conditions of these transponder capacity utilization agreements are similar to those contracted with other customers of APT Group.

(ii)	Management fee income arose from a reimbursement of cost of service provided to a jointly controlled entity under the agreement.
At December 31, 2006 and 2007, the APT Group had the following amounts included in the consolidated balance sheet in respect of amounts owing by and to related parties (HK$ in thousands):

	Amounts due from		Amounts due from				Deposits,				Rentals received in
	immediate holding		a jointly controlled				prepayments and		Payables and		advance and
	company		entity		Trade receivables		other receivables		accrued charges		deferred income
	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Immediate holding company	82	101	—	—	—	—	—	—	—	—	—	—

Jointly controlled entities	—	—	75,035	75,369	—	—	—	—	—	—	—	—

Certain shareholders and its subsidiary of the Company	—	—	—	—	1,037	2,628	—	—	228	219	—	2,540

Holding company and its subsidiaries of a shareholder of the Company	—	—	—	—	908	3,468	123	—	11	15	217,193	197,692

Item 8. Financial Information
Consolidated Financial Statements
Our audited consolidated financial statements are set forth beginning on page F-1. Other than as disclosed elsewhere in this annual report on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Legal Proceedings
We are not involved in any material litigation, arbitration or administrative proceedings, and, so far as we are aware, we do not have any pending or threatened litigation, arbitration or administrative proceeding that is expected to have a material effect on our financial condition and results of operations.
Policy on Dividend Distributions
We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our operating results in 2007 and having taken into account our long-term development, our board of directors has resolved not to declare any payment of final dividend for the financial year ended December 31, 2007.
Significant Changes.
None.
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

		High (HK$)	Low (HK$)

2003		3.93	1.02
2004		2.83	1.30
2005		1.60	1.10
2006
	—Quarter ended March 31	2.10	1.36
	—Quarter ended June 30	1.88	1.33
	—Quarter ended September 30	1.60	1.30
	—Quarter ended December 31	1.89	1.18

2007
	—Quarter ended March 31	2.60	1.35
	—Quarter ended June 30	2.30	1.75
	—Quarter ended September 30	2.20	1.40
	—Quarter ended December 31	3.58	1.70
	—December	2.18	1.70

2008
	—January	2.15	1.50
	—February	1.90	1.50
	—March	1.72	1.30
	—April	1.70	1.31
	—May	1.77	1.46

In addition, the Company’s ADSs are listed on the New York Stock Exchange (“NYSE”) under the symbol ATS. Each ADS represents eight Ordinary Shares. The Bank of New York Mellon serves as depositary (the “Depositary”) with respect to the ADSs trading on the NYSE. According to information furnished to the Company by the Depositary, as of March 31, 2008, there were 45 registered holders of records of ADSs and such holders owned an aggregate of 7,297,086 ADSs. The table below details, for the periods indicated, the high and low market prices of the ADSs on the NYSE.

		High (US$)	Low (US$)

2003		4.60	1.10
2004		3.50	1.32
2005		1.61	1.12

2006
	—Quarter ended March 31	2.10	1.30
	—Quarter ended June 30	1.84	1.35
	—Quarter ended September 30	1.55	1.28
	—Quarter ended December 31	1.69	1.20

2007
	—Quarter ended March 31	2.60	1.36
	—Quarter ended June 30	2.20	1.75
	—Quarter ended September 30	3.20	1.38
	—Quarter ended December 31	4.95	1.80
	—December	2.50	1.86

2008
	—January	2.25	1.25
	—February	1.87	1.50
	—March	1.70	1.28
	—April	1.60	1.35
	—May	1.68	1.41
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

Change in Control
The Bye-laws of the Company do not contain any specific provision that may have an effect of delaying, deferring or preventing a change in control of the company in the event of merger, acquisition or corporate restructuring of the Company. However, the shareholders agreement of APT Telecom (which is a joint-venture company formed by a wholly-owned subsidiary of the Company and SingaSat Private Limited) requires that any merger, consolidation or amalgamation of the Company must be approved by all the shareholders of APT Telecom. Subject to the Bye-laws of the Company, any shareholder may transfer all or any of his/her shares by an instrument of transfer in the usual or common form or in any other form approved by the Board. The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share under certain conditions such as, among the others, not being a fully paid up share. The Board may also decline to recognize any instrument of transfer unless, among the others, the following conditions have been satisfied:-
(a)
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
Material Contracts
On October 2, 2007, an option agreement (“Option Agreement”) was entered into among APT Satellite Telecommunications Limited (the “Licensor”), a jointly controlled company indirectly owned as to 55% by the Company, NTT Com Asia Limited (the “Licensee”), an independent third party, and shareholders of the Licensor including SingaSat thereby giving the Licensee a call option to purchase all equity interests in the Licensor at an agreed exercise price of HK$161 million on or before December 31, 2008 and a first right of refusal beginning January 1, 2009 until December 31, 2010 in respect of offers made by other parties.
Other than the above contract, no material contract has been entered into where the Company or any member of the APT Group is a contracting party for the two years immediately preceding the publication of this report.
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
Profits Tax
No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ADSs or Shares). Trading gains from the sale of property by persons carrying on a trade, profession, or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession, or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 17.5% and 17.5% for 2006 and 2007, respectively on corporations and at a maximum rate of 16% and 16% for 2006 and 2007, respectively, on individuals. Gains from sales of the Shares effected on the Stock Exchange of Hong Kong Limited will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Shares realized by persons carrying on a business in Hong Kong of trading or dealing in securities. Gains from sales of the ADSs effected on the New York Stock Exchange will usually be considered to be derived from or arise outside Hong Kong, and therefore, liability for Hong Kong profits tax would not ordinarily arise in respect of trading gains from sales of ADSs.
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
Interest Rate Risk
Please refer to Note 27 of “the consolidated financial statements” for the details of the interest rate risk.
Exchange Rate Sensitivity
The APT Group’s reporting currency is the Hong Kong Dollar. The Company’s revenues, premiums for satellite insurance coverage and debt service and substantially all capital expenditures were denominated in U.S. Dollars. The Company’s remaining expenses were primarily denominated in Hong Kong Dollars. The Company does not hedge its exposure to foreign exchange risk. Gains and losses resulting from the effects of changes in the U.S. Dollar to Hong Kong Dollar exchange rate are recorded in the statements of operations.
The APT Group does not utilize derivative financial instruments to hedge its interest rate or foreign currency rate risks.
Please refer to Note 27 of “the Consolidated financial statements” for the details of the foreign currency risk.
Limitations
The above discussion includes only those exposures that exist as of December 31, 2007 and as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period, the Company’s hedging strategies at the time, and interest and foreign exchange rates.
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
Report of the Company’s Management. The Company’s management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act. The management, under the supervision and with participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of internal control over financial reporting based on the Internal Control Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO).
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on the evaluation described above, the management concluded that our internal control over financial reporting is effective as of December 31, 2007.
This annual report does not include an attestation report of an Independent Registered Public Accounting Firm regarding internal control over financial reporting pursuant to a transition period for smaller public companies.
Changes in Internal Control Over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The Company’s management, the Internal Control and Risk Management Committee and the Internal Audit team will continue to monitor and review regularly the effectiveness of the internal control system of the Company and from time to time take action whenever there is any weakness in the process.
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
Item 16C. Principal Accountant Fees and Services
Aggregate fee billed to the APT Group for the fiscal years ended December 31, 2006 and 2007 by our principal accounting firm, KPMG, respectively and their respective affiliates are as follows:

	Years ended December 31,
(in US$ thousands)	2006	2007

Audit fees	158	158

Audit-related fees	—	—

Tax fees	—	—

All other fees	—	—

Total	158	158

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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
Not applicable.
Item 19. Exhibits.

Exhibit No.	Description of Exhibit

1.1	Memorandum of Association and By-laws of the Company (incorporated by reference to the Company Registration Statement, as filed with the Commission on December 9, 1996, Registration Number 333-6044).

1.2	The amended Memorandum of Association and Bye-Laws of the Company (incorporated by reference to the Company’s 20-F filed with the Commission on June 29, 2004)

4.1	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.2	Launch Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Launch Contractor, a subsidiary of China Aerospace Science & Technology Corporation, dated January 8, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on January 9, 2001).

4.3	Satellite Procurement Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Contractor, an independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated December 11, 2001 (incorporated by reference to the Company’s 6-K filed with the Commission on December 18, 2001).

4.4	Term Sheet executed by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, Contractor and Loral Orion, Inc., both of which are independent third party not associated with the Directors, chief executive officer and major shareholders of the Company or any of its subsidiaries, dated September 20, 2002 (incorporated by reference to the Company’s 6-K filed with the Commission on September 30, 2002).

4.5	Transponder Utilization Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and Lessee, a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, dated April 11, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on April 16, 2003).

4.6	Change of Auditors of the Company KPMG with effect from July 15, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on July 17, 2003).

4.7	Satellite Procurement Amendment Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Contractor, a party independent of the Director, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates, dated August 26, 2003. The Satellite Transponder Agreement and Satellite Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the lessor, a party independent of the Director, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates, dated August 26, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 2, 2003).

Exhibit No.	Description of Exhibit

4.8	Various on-going transactions in their ordinary course of business had entered into between the APT Group of the Company and APT Telecom, a non-wholly owned subsidiary of the Company, and the contracting party, a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, as announced August 28, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 2, 2003).

4.9	Master Agreement by and between APT Satellite Telecommunications Limited, a non-wholly owned subsidiary of the Company, Skywork Corporation, a wholly owned subsidiary of the Company, APT Telecom Services Limited, a wholly owned subsidiary of the Company, and a connected person under the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited, dated September 10, 2003 whereby the business of APT Satellite Telecommunications Limited was being reorganized (incorporated by reference to the Company’s 6-K filed with the Commission on September 15, 2003).

4.10	The Agreement and the Amended Launch Agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the Contractor of APSTAR V, dated November 16, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on September 17, 2003).

4.11	An utilization agreement for the remaining life of APSTAR I by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the customer, dated October 22, 2004 (incorporated by reference to the Company’s 6-K filed with the Commission on October 29, 2004).

4.12	An agreement by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the grantor and contractor of APSTAR VIB dated November 10, 2004 (incorporated by reference to the Company’s 6-K filed with the Commission on November 15, 2004).

4.13	Two Master Agreements by and between the Company and Singapore Telecommunications Limited; and the Company and C2C Pte Limited dated December 1, 2004 (incorporated by reference to the Company’s 6-K filed with the Commission on December 3, 2004).

4.14	The sum insured in respect of the launch of APSTAR VI by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the joint insurance brokers announced on March 15, 2005 (incorporated by reference to the Company’s 6-K filed with the Commission on March 16, 2005).

4.15	The arrangement of sum insured in respect of the in-orbit insurance of APSTAR V by and between APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the insurance broker dated August 4, 2005 (incorporated by reference to the Company’s 6-K filed with the Commission on August 5, 2005).

4.16	Settlement Proposal in respect of the tax assessment on the gain of the transfer of transponders of APSTAR IIR submitted with the Inland Revenue Department of Hong Kong on August 28, 2006 by APT Satellite Company Limited, a wholly owned subsidiary of the Company, and the response received from the department (incorporated by reference to the Company’s 6-K filed with the Commission on September 25, 2006).

Exhibit No.	Description of Exhibit

4.17	The Supplemental Agreement by and between the Company and Singapore Telecommunications Limited dated December 28, 2006 whereby extending the term of the Master Agreement as filed to the Company’s 6-K on December 3, 2004 (incorporated by reference to the Company’s 6-K filed with the Commission on December 29, 2006).

4.18	The Option Agreement by and among shareholders of APT Satellite Telecommunication Limited (the “Licensor”, a jointly controlled entity owned as to 55% indirectly by the Company), the Licensor and NTT Com Asia Limited (the “Licensee”) dated October 2, 2007 whereby granting the Licensee a call option to purchase the entire equity interests in the Licensor with option expiry date on December 31, 2008 and a right of first refusal in respect of any offer to purchase equity interests in the Licensor during the period from January 1, 2009 to December 31, 2010. On the same date, the License Agreement and the Renewal Supplement by and between the Licensor and Licensee whereby licensing certain premises of the Licensor to the Licensee for a term of three years beginning October 1, 2007 and renewing the License Agreement subject to certain conditions (incorporated by reference to the Company’s 6-K filed with the Commission on October 3, 2007).

8.1	List of subsidiaries of the Company and the jurisdictions under which each does business (contained in Note 15 to the Consolidated Financial Statements filed herein under Item 18).

11	Code of Ethics (incorporated by reference to Exhibit 11.1 on the Form 20-F for the year ended December 31, 2006).

12.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

**	Filed herewith.

SIGNATURES
The Company hereby certifies that it meets all of the requirements for filing an Annual Report on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
APT SATELLITE HOLDINGS LIMITED

/s/ Cheng Guangren Cheng Guangren
Executive Director and President
Date: June 27, 2008

APT SATELLITE HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Financial Statements
Years ended December 31, 2006 and 2007
and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of
APT Satellite Holdings Limited:
We have audited the accompanying consolidated balance sheets of APT Satellite Holdings Limited (the “Company”) and subsidiaries (together referred to as the “Group”) as of December 31, 2006 and 2007 and the related consolidated statements of operations, changes in equity and cash flows statement for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
KPMG
Hong Kong
April 8, 2008

Consolidated Statement of Operations
For the year ended December 31, 2007
(Expressed in Hong Kong dollars)

	Note		2007	2006
			$’000	$’000

Turnover	3 & 11		451,626	426,988
Cost of services			(314,792)	(338,259)

Gross profit			136,834	88,729

Other net income	4		26,334	37,542
Administrative expenses			(81,896)	(88,957)
Revaluation gain on investment property	14		226	156
Impairment loss recognised in respect of property, plant and equipment	12	(a)	(98)	—

Profit from operations			81,400	37,470
Finance costs	5	(a)	(55,345)	(64,140)
Share of results of jointly controlled entities	16		(894)	2,182

Profit/(Loss) before taxation	5		25,161	(24,488)
Income tax	6	(a)	(20,445)	(56,128)

Profit/(Loss) for the year			4,716	(80,616)

Attributable to:
Equity shareholders of the Company	9		5,581	(79,480)
Minority interests			(865)	(1,136)

Profit/(Loss) for the year			4,716	(80,616)

Earnings/(Loss) per share	10
- Basic			1 cent	(19 cents )

- Diluted			1 cent	(19 cents )

The notes on pages F-9 to F-55 form part of these financial statements.

Consolidated Balance Sheet at December 31, 2007
(Expressed in Hong Kong dollars)

	Note		2007	2006
			$’000	$’000

Non-current assets
Property, plant and equipment	12		2,508,321	2,721,582
Interest in leasehold land held for own use under an operating lease	13		14,820	15,195
Investment properties	14		5,171	2,496
Interest in jointly controlled entities	16		3,529	4,423
Amounts due from a jointly controlled entity	16		69,839	72,294
Club memberships			5,537	5,537
Prepaid expenses	17		14,137	25,207
Deferred tax assets	23	(b)	9,174	8,747

			2,630,528	2,855,481

Current assets
Trade receivables	18		80,409	80,261
Deposits, prepayments and other receivables	17		23,240	38,482
Amount due from immediate holding company			101	82
Amounts due from a jointly controlled entity	16		5,530	2,741
Pledged bank deposits	28		83,749	89,190
Cash and cash equivalents	19		312,025	341,325

			505,054	552,081

Current liabilities
Payables and accrued charges			38,727	53,777
Rentals received in advance			33,679	34,155
Loan from a minority shareholder			7,488	7,488
Secured bank borrowings due within one year	20		217,961	156,820
Current taxation	23	(a)	93,087	93,080

			390,942	345,320

Net current assets			114,112	206,761

Total assets less current liabilities carried forward			2,744,640	3,062,242

Consolidated Balance Sheet at December 31, 2007 (Continued)
(Expressed in Hong Kong dollars)

	Note		2007	2006
			$’000	$’000

Total assets less current liabilities brought forward			2,744,640	3,062,242

Non-current liabilities
Secured bank borrowings due after one year	20		462,374	773,534
Deposits received	21		19,624	20,419
Deferred income	22		207,787	222,141
Deferred tax liabilities	23	(b)	66,164	63,915

			755,949	1,080,009

Net assets			1,988,691	1,982,233

Capital and reserves
Share capital	24		41,327	41,327
Share premium			1,287,536	1,287,536
Contributed surplus	26		511,000	511,000
Capital reserve	26		9,557	9,614
Revaluation reserve	26		368	—
Exchange reserve	26		4,007	2,639
Other reserves	26		115	109
Accumulated profits	26		133,855	128,217

			1,987,765	1,980,442
Minority interests			926	1,791

Total equity			1,988,691	1,982,233

Approved and authorised for issue by the Board of Directors on April 8, 2008.

Ni Yifeng	Tong Xudong
DIRECTOR	DIRECTOR
The notes on pages F-9 to F-55 form part of these financial statements.

Consolidated Statement of changes in equity
For the year ended December 31, 2007
(Expressed in Hong Kong dollars)

	Attributable to equity shareholders of the Company
	Share	Share	Contributed	Capital	Revaluation	Exchange	Other	Accumulated		Minority	Total
	capital	premium	surplus	reserve	reserve	reserve	reserves	profits	Total	interests	equity
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2006	41,327	1,287,536	511,000	11,996	—	1,347	104	205,315	2,058,625	2,927	2,061,552
Exchange differences on translation of financial statements of overseas subsidiaries	—	—	—	—	—	1,292	5	—	1,297	—	1,297
Cancellation of share options	—	—	—	(2,382)	—	—	—	2,382	—	—	—
Net loss for the year	—	—	—	—	—	—	—	(79,480)	(79,480)	(1,136)	(80,616)

Balance at December 31, 2006	41,327	1,287,536	511,000	9,614	—	2,639	109	128,217	1,980,442	1,791	1,982,233

At January 1, 2007	41,327	1,287,536	511,000	9,614	—	2,639	109	128,217	1,980,442	1,791	1,982,233
Exchange differences on translation of financial statements of overseas subsidiaries	—	—	—	—	—	1,368	6	—	1,374	—	1,374
Revaluation Surplus	—	—	—	—	368	—	—	—	368	—	368
Cancellation of share options	—	—	—	(57)	—	—	—	57	—	—	—
Net profit/(loss) for the year	—	—	—	—	—	—	—	5,581	5,581	(865)	4,716

Balance at December 31, 2007	41,327	1,287,536	511,000	9,557	368	4,007	115	133,855	1,987,765	926	1,988,691

The notes on pages F-9 to F-55 form part of these financial statements.

Consolidated Cash Flow Statement
For the year ended December 31, 2007
(Expressed in Hong Kong dollars)

	2007	2006
	$’000	$’000

Operating activities
Profit/(Loss) before taxation	25,161	(24,488)
Adjustments for:
Depreciation	222,461	231,347
Amortisation of leasehold land held for own use	375	375
Impairment loss recognised in respect of property, plant and equipment	98	—
Interest income	(22,181)	(17,559)
Gain on disposal of property, plant and equipment	(261)	(17,630)
Finance costs	55,345	64,140
Surplus arising on revaluation of investment property	(226)	(156)
Share of results of jointly controlled entities	894	(2,182)
Impairment loss for trade and other receivables	80	8,347

Operating profit before changes in working capital	281,746	242,194
Increase in trade receivables	(227)	(38,622)
Decrease in prepaid expenses	11,070	7,020
Increase in amount due from immediate holding company	(19)	(82)
Decrease/(Increase) in deposits, prepayments and other receivables	14,992	(2,302)
(Decrease)/Increase in payables and accrued charges	(4,188)	4,787
(Decrease)/Increase in rentals received in advance	(476)	2,741
(Increase)/Decrease in amounts due from a jointly controlled entity	(89)	5,059
Decrease in deferred income	(14,354)	(16,870)
(Decrease)/Increase in deposits received	(795)	4,433

Cash generated from operations	287,660	208,358
Hong Kong profits tax refunded	—	21,672
Overseas tax paid	(18,616)	(15,129)

Net cash generated from operating activities	269,044	214,901

Consolidated Cash Flow Statement
For the year ended December 31, 2007 (Continued)
(Expressed in Hong Kong dollars)

	2007	2006
	$’000	$’000

Investing activities
Payment for purchase of property, plant and equipment	(11,426)	(7,098)
Proceeds from disposal of property, plant and equipment	295	70,898
Advances/loans to jointly controlled entities	(245)	(7,518)
Interest received	22,431	16,896
Decrease/(Increase) in pledged bank deposits	5,441	(20,491)

Net cash generated from investing activities	16,496	52,687

Financing activities
Interest paid	(64,243)	(63,514)
Repayment of bank borrowings	(253,013)	(191,226)

Net cash used in financing activities	(317,256)	(254,740)

Net (decrease)/increase in cash and cash equivalents	(31,716)	12,848

Cash and cash equivalents at January 1	341,325	326,440

Effect of foreign exchange rates changes	2,416	2,037

Cash and cash equivalents at December 31	312,025	341,325

The notes on pages F-9 to F-55 form part of these financial statements.

Notes to the consolidated financial statements
(Expressed in Hong Kong dollars unless otherwise indicated)
1	Significant accounting policies
(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. As Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual HKFRSs, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are consistent with IFRSs, these financial statements also comply with HKFRSs and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“listing rules”). A summary of the significant accounting policies adopted by the Group is set out below.

Although HKFRSs have been fully converged with IFRSs in all material respects since January 1, 2005, these financial statements are the first published financial statements in which the Group makes an explicit and unreserved statement of compliance with IFRSs. Therefore, in preparing these financial statements management has given due consideration to the requirements of IFRS 1, First-time Adoption of International Financial Reporting Standards. For this purpose the date of the Group’s transition to IFRSs was determined to be January 1, 2006, being the beginning of the earliest period for which the Group presents full comparative information in these financial statements.

With due regard to the Group’s accounting policies in previous periods and the requirements of IFRS 1, management has concluded that no adjustments to the amounts reported under HKFRSs as at the date of transition to IFRSs, or in respect of the year ended December 31, 2006, were required in order to enable the Group to make an explicit and unreserved statement of compliance with IFRSs in the first IFRS financial statements which included these amounts as comparatives. Accordingly, these financial statements continue to include a statement of compliance with HKFRSs as well including for the first time a statement of compliance with IFRSs, without adjustment to the Group’s financial position, financial performance or cash flows either at the date of transition to IFRSs or at the end of latest period presented in accordance with HKFRSs.

(b)	Basis of preparation of the financial statements

The consolidated financial statements for the year ended December 31, 2007 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in jointly controlled entities.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that investment property (see note 1(f)) is stated at fair value as explained in the accounting policies set out below.

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

1	Significant accounting policies (Continued)
(b)	Basis of preparation of the financial statements (Continued)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 36.

(c)	Subsidiaries and minority interest

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

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

Loan from holder of minority interests is presented as financial liabilities in the consolidated balance sheet in accordance with note 1(k).

(d)	Jointly controlled entities

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activity of the entity.

An investment in a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the jointly controlled entity’s net assets, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). The consolidated income statement includes the Group’s share of the post-acquisition post-tax results of the jointly controlled entities for the year, including any impairment loss on goodwill relating to the investment in jointly controlled entities recognised for the year (see note 1(e) and (i)).

1	Significant accounting policies (Continued)
(d)	Jointly controlled entities (Continued)

When the Group’s share of losses exceeds its interest in the jointly controlled entity, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the jointly controlled entity. For this purpose, the Group’s interest in the jointly controlled entity is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the jointly controlled entity.

Unrealised profits and losses resulting from transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group’s interest in the jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the income statement.

(e)	Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in a jointly controlled entity over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 1(i)). In respect of jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the jointly controlled entity.

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in a jointly controlled entity is recognised immediately in the income statement.

On disposal of a cash generating unit, or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(f)	Investment property

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 1(h)) to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in the income statements. Rental income from investment properties is accounted for as described in note 1(q)(iv).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 1(h)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 1(h).

Where other land and buildings is reclassified to investment property, the cumulative increase in fair value of investment property at the date of reclassification is included in the revaluation reserve, and will be transferred to retained profits upon the retirement and disposal of the relevant property.

1	Significant accounting policies (Continued)
(g)	Other property, plant and equipment

The following items of property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 1(i)):
•
buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease (see note 1(h)); and

•	other items of plant and equipment.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in the income statement on the date of retirement or disposal. Any related revaluation surplus is transferred from the revaluation reserve to retained profits.

Depreciation is calculated to write off the cost or valuation of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

•	Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being no more than 50 years after the date of completion.

•	Leasehold improvement	Over the lease term

•	Furniture and equipment, motor vehicles, and computer equipment	5 years

•	Communication satellite equipment	5 to 15 years

•	Communication station	5 years

•	Communication satellites	9 to 16 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(h)	Leased assets

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

(i)	Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following exceptions:

•
property held under operating leases that would otherwise meet the definition of an investment property is classified as an investment property on a property-by-property basis and, if classified as investment property, is accounted for as if held under a finance lease (see note 1(f)); and

•
land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

1	Significant accounting policies (Continued)
(h)	Leased assets (Continued)
(ii)	Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts, to residual values, over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 1(g). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(i). Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

(iii)	Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property (see note 1(f)).

(i)	Impairment of assets
(i)	Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

•	property, plant and equipment;

•	investments in subsidiaries and joint ventures;

•	club memberships; and

•	goodwill.

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

•	Calculation of recoverable amount

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

1	Significant accounting policies (Continued)
(i)	Impairment of assets (Continued)
•	Recognition of impairment losses

An impairment loss is recognised in the income statement whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

•	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of impairment losses is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised.

(ii)	Interim financial reporting and impairment

Under the rule governing the listing of securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 1(i)(i)).

Impairment losses recognised in an interim period in respect of goodwill and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no losses, or a smaller loss, would have been recognised had the impairment been assessed only on at the end of the financial year to which the interim period relates.

(j)	Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts, except where the receivables are interest-free loans made to related parties without any fixed repayment terms. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts. The impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material.

(k)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in the income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(l)	Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

1	Significant accounting policies (Continued)
(m)	Cash and cash equivalents

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

(n)	Employee benefits
(i)
Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the income statement as incurred.

The employees of the Group participate in retirement plans managed by respective local governments of the municipalities in which the Group operates in the People’s Republic of China (the “PRC”). The Group’s contributions to the plan are calculated based on fixed rates of the employees’ salary costs and charged to the income statement when incurred. The Group has no other obligation for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

(ii)	Share based payments

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the income statement for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

(iii)	Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

1	Significant accounting policies (Continued)
(o)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the income statement except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

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

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

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

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

1	Significant accounting policies (Continued)
(o)	Income tax (Continued)

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
•	the same taxable entity; or

•
different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(p)	Provisions and contingent liabilities

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

(q)	Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:
(i)	Transponder utilisation income

Income from provision of satellite transponder capacity and related services is recognised in the income statement in equal instalments over the accounting periods covered by the contract term, except where an alternative basis is more representative of the pattern of benefits to be derived from the satellite transponder capacity utilised.

(ii)	Service income

Service income in respect of provision of satellite-based broadcasting and telecommunications services and other service is recognised when services are provided.

(iii)	Interest income

Interest income is recognised as if accrued using the effective interest method.

(iv)	Rental income from operating leases

Rental income receivable under operating leases is recognised in the income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in the income statement as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

1	Significant accounting policies (Continued)
(r)	Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in the income statements, except those arising from foreign currency borrowings used to hedge a net investment in a foreign operation which are recognised directly in equity.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The functional currency of the Group’s main operations is the United States dollar which is translated into Hong Kong dollar for reporting of the financial statements. As the Hong Kong dollar is pegged to the United States dollar, the impact of foreign currency exchange fluctuations is insignificant to the Group.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit and loss on disposal.

(s)	Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

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

(t)	Related parties

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

1	Significant accounting policies (Continued)
(u)	Segment reporting

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

Unallocated items mainly comprise financial and corporate assets, tax balances, corporate and financing expenses.
2	Changes in accounting policies

The IASB has issued a number of new and revised IFRSs and Interpretations that are first effective for the current accounting period commencing January 1, 2007 or available for early adoption. The equivalent new and revised HKFRSs and Interpretations consequently issued by HKICPA have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

These developments have not resulted in any significant changes to the accounting policies applied in these financial statements compared to those applied in the Group’s financial statements for the year ended December 31, 2006. However, as a result of the adoption of IFRS/HKFRS 7, Financial instruments: Disclosures and the amendments to IAS/HKAS 1, Presentation of financial statements: Capital disclosures, these financial statements include certain additional disclosures which are explained as follows.

As a result of the adoption of IFRS/HKFRS 7, the financial statements include expanded disclosure about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS/HKAS 32, Financial instruments: Disclosure and presentation. These disclosures are provided throughout these financial statements, in particular in note 27.

The amendment to IAS/HKAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group’s objectives, policies and processes for managing capital. These new disclosures are set out in note 24(b).

Both IFRS/HKFRS 7 and the amendments to IAS/HKAS 1 do not have any impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 37).

3	Turnover

The principal activities of the Group are the maintenance, operation, and provision of satellite transponder capacity and related services and satellite-based broadcasting and telecommunications services and other services.

Turnover represents income received and receivable from provision of satellite transponder capacity and related services, satellite-based broadcasting and telecommunications services and other service. The amount of each category of revenue recognised in turnover during the year is as follows:

	2007	2006
	$’000	$’000

Income from provision of satellite transponder capacity and related services	395,032	363,074
Income from provision of satellite-based broadcasting and telecommunications services	56,453	63,817
Service income	141	97

	451,626	426,988

4	Other net income

	2007	2006
	$’000	$’000

Other net income primarily includes the following:

Interest income	22,181	17,559
Rental income in respect of properties	592	536
Gain on disposal of property, plant and equipment (note 12(c))	261	17,630

5	Profit/(Loss) before taxation

Profit/(Loss) before taxation is arrived at after charging/(crediting):
(a)	Finance costs

	2007	2006
	$’000	$’000

Interest on bank borrowings wholly repayable within five years	52,254	60,525
Other borrowing costs	3,091	3,615

	55,345	64,140

5	Profit/(Loss) before taxation (Continued)

Profit/(Loss) before taxation is arrived at after charging/(crediting): (Continued)
(b)	Staff costs

	2007	2006
	$’000	$’000

Staff costs (including directors’ emoluments)
Pension contributions	2,767	2,399
Less: Forfeited contributions	—	(8)

Net pension contributions	2,767	2,391
Salaries, wages and other benefits	47,222	44,363

	49,989	46,754

(c)	Other items

	2007	2006
	$’000	$’000

Auditor’s remuneration
- audit services	1,266	1,246
- other services	10	10
Depreciation	222,461	231,347
Amortisation on leasehold land held for own use	375	375
Foreign currency exchange gain	(2,251)	(302)
Operating lease charges: minimum lease payments
- land and buildings and equipment	961	1,021
- satellite transponder capacity	4,830	7,461
Impairment loss for trade and other receivables	80	8,347
Impairment loss for property, plant and equipment	98	—

6	Income tax
(a)	Taxation represents:

	2007	2006
	$’000	$’000

Current tax — Hong Kong Profits Tax
Overprovision in respect of prior years	—	(21,771)

Current tax — Overseas
Tax for the year	18,623	19,122

Deferred tax — Hong Kong
Origination of temporary differences	1,822	58,777

	20,445	56,128

6	Income tax (Continued)
(a)	Taxation represents: (Continued)

Taxation is charged at the appropriate current rates of taxation ruling in the relevant countries.

No provision for Hong Kong Profits Tax has been made in the financial statements as the Group operating in Hong Kong incurred tax losses for the year. Overseas tax includes the withholding tax paid or payable in respect of Group’s income from provision of satellite transponder capacity to the customers which are located outside Hong Kong.

In prior years, a subsidiary of the Company was in dispute with Hong Kong’s Inland Revenue Department (the “IRD”) in relation to the transfer of the entire business of APSTAR IIR and substantially all of the satellite transponders of APSTAR IIR. Having considered the advice from its independent tax advisor, management believed that it would be in the best interest of the Company that the dispute be settled as soon as practicable to avoid further incurrence of time, effort and professional cost. In 2006, the subsidiary of the Company submitted a settlement proposal to the IRD, via its tax advisor with a view to compromising on the tax assessment dispute. In September 2006, the IRD accepted the proposal of treating sale proceeds from the disposal of APSTAR IIR of $2,114,758,000 as taxable income arising over the remaining life of APSTAR IIR until the tax assessment year of 2012/2013. In addition, the IRD accepted the Company continuing to claim the deduction of statutory depreciation allowances in respect of APSTAR IIR and other expenditures related to the transaction to offset such taxable income.

With the proposal accepted by the IRD, the tax dispute in respect of the years of assessment of 1999/2000 and 2000/2001 is settled. The net assessable profit for 1999/2000 of the subsidiary was revised to zero and the profits tax previously paid of $21,589,259 were refunded. In addition, as the subsidiary was in a tax loss position in 2000/2001, 2001/2002 and 2002/2003, the Tax Reserve Certificate in the amount of $78,385,377 previously paid, with interest from the date of purchase in March 2006 until the date of the IRD accepting the proposal was redeemed and the provisional tax paid for 2002/2003 of $82,868 was refunded.

As a result of the proposal being accepted by the IRD, a deferred tax asset of $123,239,000 has been recognised based on the total cumulative tax losses carried forward and the depreciation allowances in respect of APSTAR IIR to be deducted in the future. Furthermore, a deferred tax liability of $166,063,000 has been recognised for the related deferred lease income to be taxed in the future.

6	Income tax (Continued)
(b)	Reconciliation between tax expense and profit/(loss) before taxation at applicable tax rates:

	2007	2006
	$’000	$’000

Profit/(Loss) before taxation	25,161	(24,488)

Notional tax on profit/(loss) before tax, calculated at the rates applicable to losses in the countries concerned	4,056	(4,710)
Overseas withholding tax	18,623	19,122
Tax effect of non-deductible expenses	2,287	2,967
Tax effect of non-taxable revenue	(4,629)	(3,834)
Tax effect of unused tax losses not recognised	1,463	1,767
Tax effect of prior year’s unrecognised tax losses utilised this year	(1,355)	(2,008)
Others (note)	—	42,824

Actual tax expenses	20,445	56,128

Note:	This represents the net deferred tax expense recognised in connection with the tax settlement of APSTAR IIR (See note 6(a)).

(c)
In November 2007, a subsidiary of the Company was requested to supply information to the IRD in respect of the nature of the gain arising from the disposal of certain transponders in 2006 (see note 12c(ii)) and as to whether such transaction should be taxable. The directors believe they have sufficient grounds to support their contention that such transaction should be treated as capital in nature and no profits tax provision in respect of such transaction was made as of December 31, 2007. The management is in the process of gathering the requested relevant information.  However, the final outcomes are subject to uncertainties and the resulting tax exposure may differ from the reasonable estimate made by the management.

7	Directors’ remuneration

Directors’ remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

		Salaries,		Performance
		allowances and	Retirement	related
	Directors’	benefits	scheme	incentive	2007
	fees	in kind	contributions	payments	Total
	$’000	$’000	$’000	$’000	$’000

Executive directors
Ni Yifeng	50	2,840	165	78	3,133
Tong Xudong	50	2,331	145	68	2,594

Non-executive directors
Rui Xiaowu (note a)	—	—	—	—	—
Zhao Liqiang	50	—	—	—	50
Lim Toon	50	—	—	—	50
Yoo Foo Chong	41	—	—	—	41
Ho Siaw Hong	9	—	—	—	9
Yin Yen-liang	50	—	—	—	50
Wu Zhen Mu	50	—	—	—	50
Tseng Ta-mon (note b)	—	—	—	—	—

Independent non-executive directors
Huan Guocang	200	—	—	—	200
Lui King Man	200	—	—	—	200
Yuen Pak Yiu, Philip	99	—	—	—	99
Lam Sek Kong	101	—	—	—	101
Cui Liguo	101	—	—	—	101

	1,051	5,171	310	146	6,678

7	Directors’ remuneration (Continued)

		Salaries,		Performance
		allowances and	Retirement	related
	Directors’	benefits	scheme	incentive	2006
	fees	in kind	contributions	payments	Total
	$’000	$’000	$’000	$’000	$’000

Executive directors
Ni Yifeng	50	2,800	165	—	3,015
Tong Xudong	50	2,263	142	—	2,455

Non-executive directors
Rui Xiaowu (note a)	3	—	—	—	3
Liu Ji Yuan	47	—	—	—	47
Zhao Liqiang	3	—	—	—	3
Zhang Hainan	47	—	—	—	47
Lim Toon	50	—	—	—	50
Ho Siaw Hong	38	—	—	—	38
Lan Kwai-chu	12	—	—	—	12
Yin Yen-liang	50	—	—	—	50
Wu Zhen Mu	50	—	—	—	50
Tseng Ta-mon (note b)	—	—	—	—	—

Independent non-executive directors
Yuen Pak Yiu, Philip	100	—	—	—	100
Huan Guocang	100	—	—	—	100
Lui King Man	100	—	—	—	100

	700	5,063	307	—	6,070

In addition to the above emoluments, certain Directors were granted share options under the Company’s share option scheme. The details of these benefits in kind are disclosed under the paragraph “Share option schemes” in note 25.

Notes:

Alternate directors are not entitled to receive any directors’ fees:
(a)	Mr. Rui Xiaowu, a non-executive director, has waived his directors’ fees for 2007.

(b)	Mr. Tseng Ta-mon was re-designated from non-executive director to alternate director on September 8, 2004.

8	Individuals with highest emoluments

Of the five highest paid individuals of the Group, two are directors (2006: two) whose remuneration is disclosed in note 7. The aggregate of emoluments in respect of the other three (2006: three) individuals are as follows:

	2007	2006
	$’000	$’000

Salaries and other emoluments	4,839	4,541
Performance related incentive payments	192	154
Retirement benefits contributions	330	303

	5,361	4,998

The emoluments of the three (2006: three) individuals with the highest emoluments are within the following bands:

	Number of individuals
	2007	2006

$Nil to $1,000,000	—	1
$1,000,001 to $1,500,000	1	—
$2,000,001 to $2,500,000	2	2

	3	3

9	Profit/(Loss) attributable to shareholders

The consolidated profit/(loss) attributable to shareholders includes a loss of $884,000 (2006: $12,000) which has been dealt with in the financial statements of the Company.

10	Earnings/(Loss) per share
(a)	Basic earnings/(loss) per share

The calculation of basic earnings/(loss) per share is based on the profit/(loss) attributable to shareholders of $5,581,000 (2006: $79,480,000 loss attributable to equity shareholders) and the weighted average of 413,265,000 ordinary shares (2006: 413,265,000 shares) in issue during the year ended December 31, 2007.

(b)	Diluted earnings/(loss) per share

Diluted earnings/(loss) per share is the same as the basic earnings/(loss) per share as there were no dilutive potential ordinary shares in existence during the years 2007 and 2006.

11	Segmental reporting

Segment information is presented in respect of the Group’s business and geographical segments. Business information is chosen as the primary reporting format because this is more relevant to the Group’s internal financial reporting.

Inter-segment pricing is based on terms similar to those available to external third parties.

Business segments

The Group comprises two main business segments, namely provision of satellite transponder capacity and related services and provision of satellite-based broadcasting and telecommunications services.

			Provision of
			satellite-based
	Provision of satellite		broadcasting and
	transponder capacity		telecommunications		Inter-segment
	and related services		services		elimination		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Turnover from external customers	395,032	363,074	56,453	63,817	—	—	451,485	426,891
Inter-segment turnover	14,028	19,193	1,260	1,128	(15,288)	(20,321)	—	—

Total	409,060	382,267	57,713	64,945	(15,288)	(20,321)	451,485	426,891

Service income							141	97

							451,626	426,988

Segment result	126,873	71,809	9,644	8,481	(2)	(5)	136,515	80,285
Service income							141	97
Unallocated other net income							26,560	37,698
Unallocated administrative expenses
- staff costs							(47,792)	(44,940)
- office expenses							(34,024)	(35,670)

Profit from operations							81,400	37,470
Finance costs							(55,345)	(64,140)
Share of results of jointly controlled entities							(894)	2,182

Profit/(loss) before taxation							25,161	(24,488)
Income tax							(20,445)	(56,128)

Profit/(loss) for the year							4,716	(80,616)

11	Segmental reporting (Continued)

Business segments (Continued)

			Provision of
			satellite-based
	Provision of satellite		broadcasting and
	transponder capacity		telecommunications		Inter-segment
	and related services		services		elimination		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Depreciation for the year	216,557	224,501	5,904	6,846
Impairment loss for the year	—	—	98	—
Significant non-cash expenses (other than depreciation)	25	7,886	55	460

			Provision of
			satellite-based
	Provision of satellite		broadcasting and
	transponder capacity		telecommunications		Inter-segment
	and related services		services		elimination		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Segment assets	2,629,907	2,858,518	36,272	50,768	(41,872)	(51,922)	2,624,307	2,857,364
Investment in and amounts due from jointly controlled entities	78,898	79,458	—	—	—	—	78,898	79,458
Unallocated assets							432,377	470,740

Total assets							3,135,582	3,407,562

Segment liabilities	330,908	344,165	76,449	90,362	(41,872)	(51,922)	365,485	382,605
Unallocated liabilities							781,406	1,042,724

Total liabilities							1,146,891	1,425,329

Capital expenditure incurred during the year	9,343	3,506	1,340	2,728

11	Segmental reporting (Continued)

Geographical segments

The Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple countries but not located within a specific geographical area. Accordingly, no segment analysis of the carrying amount of segment assets by location of assets is presented.

In presenting information on the basis of geographical segments, segment revenue, segment assets and capital expenditure is based on the geographical location of customers.

			Other regions
	Hong Kong		in the PRC		Singapore		Indonesia		Others		Unallocated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Turnover from external customers	65,065	60,340	170,758	207,389	61,486	49,821	90,505	50,420	63,812	59,018	—	—
Segment assets	6,794	15,302	39,070	41,254	3,894	1,930	16,499	14,132	14,152	7,643	3,055,173	3,327,301
Capital expenditure incurred during the year	—	—	369	844	—	—	—	—	—	—	10,314	5,390

12	Property, plant and equipment

			Furniture and
	Land		equipment, motor	Communication
	and	Leasehold	vehicles, and	satellite	Communication	Communication	Construction
	buildings	improvements	computer equipment	equipment	station	satellites	in progress	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost:
At January 1, 2006	102,233	7,621	43,280	161,175	13,904	5,028,640	1,098	5,357,951
Exchange adjustments	—	42	109	406	556	—	44	1,157
Additions	—	491	2,759	2,743	23	—	218	6,234
Disposals	—	—	(536)	(824)	—	(62,589)	—	(63,949)

At December 31, 2006	102,233	8,154	45,612	163,500	14,483	4,966,051	1,360	5,301,393

At January 1, 2007	102,233	8,154	45,612	163,500	14,483	4,966,051	1,360	5,301,393
Exchange adjustments	—	71	177	699	924	—	87	1,958
Additions	—	4,792	903	2,925	8	—	2,055	10,683
Disposals	—	—	(2,270)	(31,090)	—	—	(8)	(33,368)
Transfer	(3,222)	—	—	(277)	1,101	—	(824)	(3,222)

At December 31, 2007	99,011	13,017	44,422	135,757	16,516	4,966,051	2,670	5,277,444

Accumulated depreciation:
At January 1, 2006	17,289	4,277	33,944	99,767	5,891	2,197,381	—	2,358,549
Exchange adjustments	—	34	84	242	236	—	—	596
Charge for the year	2,075	416	7,435	12,583	2,582	206,256	—	231,347
Written back on disposal	—	—	(495)	(810)	—	(9,376)	—	(10,681)

At December 31, 2006	19,364	4,727	40,968	111,782	8,709	2,394,261	—	2,579,811

At January 1, 2007	19,364	4,727	40,968	111,782	8,709	2,394,261	—	2,579,811
Exchange adjustments	—	68	125	479	556	—	—	1,228
Charge for the year	2,031	496	1,849	12,078	2,442	203,565	—	222,461
Impairment loss	—	—	—	98	—	—	—	98
Transfer	(1,141)	—	—	—	—	—	—	(1,141)
Written back on disposal	—	—	(2,244)	(31,090)	—	—	—	(33,334)

At December 31, 2007	20,254	5,291	40,698	93,347	11,707	2,597,826	—	2,769,123

Net book value:
At December 31, 2007	78,757	7,726	3,724	42,410	4,809	2,368,225	2,670	2,508,321

At December 31, 2006	82,869	3,427	4,644	51,718	5,774	2,571,790	1,360	2,721,582

(a)	Impairment loss

During 2007, the Group conducted a review of the Group’s property, plant and equipment. Based on the results of the review, an impairment loss of $98,000 in respect of communication satellite equipment has been recognised and charged to the income statement and it was concluded that no further impairment is required. There was no impairment loss recognised in respect of property, plant & equipment in 2006.

12	Property, plant and equipment (Continued)
(b)	The analysis of net book value of land and buildings held by the Group is as follows:

	Land and buildings
	2007	2006
	$’000	$’000

Medium-term leases outside Hong Kong	—	2,094
Medium-term leases in Hong Kong	78,757	80,775

	78,757	82,869

(c)	Fixed assets under finance leases
(i)
The fair value of the buildings held for own use, which are situated on leasehold land as disclosed above cannot be measured separately from the fair value of the leasehold land at the inception of the lease, and therefore is accounted for as being held under a finance lease.

(ii)
In August 2004, the in-orbit tests of APSTAR V with 54 transponders were completed and APSTAR V was put into service on August 13, 2004. Based on the arrangements entered into by the Group and the vendor, Loral Orion, Inc (“Loral Orion”), the Group assumed the risks and rewards of 37 transponders (“APT Transponders”) for the entire operational life of APSTAR V under finance leases, while the risks and rewards relating to the other 17 transponders remained with Loral Orion. As at December 31, 2007, the net book value of communication satellites held under finance leases in connection with APSTAR V amounted to $834,448,000 (2006: $911,526,000).

Pursuant to the various amended agreements with Loral Orion, Loral Orion has options to take up 4 APT Transponders from the fourth year and another 4 APT Transponders from the fifth year after completion of in-orbit tests of APSTAR V, for their remaining operational lives at a total consideration of $282,865,000. On September 29, 2006, Loral Orion partially exercised its right to take up 2 APT Transponders ahead of schedule, at a total consideration of $70,716,000. As a result, a gain of $17,503,000 arising from disposal of the 2 APT Transponders was recognised in 2006. The consideration in relation to the remaining 6 APT Transponders to be taken up by Loral Orion is $212,149,000. The remaining APT transponders subject to this arrangement had a net book value of $143,048,000 at December 31, 2007 (2006: $156,262,000).

(d)	In-orbit insurance of satellites

As of December 31, 2007, the Group did not have full in-orbit insurance coverage for its satellites. The in-orbit satellites had a net book value in aggregate of $2,368,225,000 (2006: $2,571,790,000) as of December 31, 2007.

12	Property, plant and equipment (Continued)
(e)	Change in estimated useful life of a satellite

Following a review undertaken by the Group during the year, the expected useful life of APSTAR IIR was revised with effect from February 1, 2007. The change in estimated useful life of APSTAR IIR has increased the depreciation charges for the year by approximately $587,000 and decreased the profit for the year by approximately $484,000. This change will also increase the annual depreciation charge by approximately $640,000 and decrease the profit after tax by approximately $528,000 through out the remaining useful life of APSTAR IIR.

13	Interest in leasehold land held for own use under an operating lease

$’000

Cost:
At January 1, 2006, December 31, 2006 and December 31, 2007	18,678

Accumulated depreciation:
At January 1, 2006	3,108
Charge for the year	375

At December 31, 2006	3,483

At January 1, 2007
Charge for the year	375

At December 31, 2007	3,858

Net book value:
At December 31, 2007	14,820

At December 31, 2006	15,195

14	Investment properties

The investment properties were revalued at December 31, 2007 at $5,171,000 (2006: $2,496,000) by Savills Valuation and Professional Services Limited, an independent professional property valuer, on an open market value basis by reference to net rental income allowing for reversionary income potential. The revaluation surplus of $226,000 (2006: $156,000) has been recognised in the income statement during the year.

In prior years, a property was held for office purpose and classified as property, plant and equipment. During the year ended December 31, 2007, the directors changed the intended use of this property from office purpose to rental purpose. Accordingly, this property with carrying value of $2,081,000 has been transferred from property, plant and equipment to investment properties.

The investment properties, which are situated in the PRC under medium-term leases, are rented out under operating lease and the rental income earned from the investment properties during the year was $297,000 (2006: $254,000).

15	Interest in subsidiaries

Particulars of subsidiaries

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into the Group financial statements.

			Proportion of ownership interest
	Place of	Particulars of issued and	Group’s
	incorporation	paid up capital and debt	effective	held by the	held by
Name of Company	and operation*	securities	interest	Company	subsidiary	Principal activities

APT Satellite Investment Company Limited	British Virgin Islands	US$1,400	100%	100%	—	Investment holding
Acme Star Investment Limited	Hong Kong	HK$2	100%	—	100%	Inactive
APT Satellite Company Limited	Hong Kong	Ordinary Class “A” HK$100; Non-voting Deferred Class “B” HK$542,500,000	100%	—	100%	Provision of satellite transponder capacity
APT Satellite Enterprise Limited	Cayman Islands	US$2	100%	—	100%	Provision of satellite transponder capacity
APT Satellite Global Company Limited	Cayman Islands	US$2	100%	—	100%	Investment holding
APT Satellite Link Limited	Cayman Islands	US$2	100%	—	100%	Provision of satellite transponder capacity
APT Satellite Telewell Limited	Hong Kong	HK$2	100%	—	100%	Inactive
APT Satellite TV Development Limited	Hong Kong	HK$2	100%	—	100%	Provision of satellite television uplink and downlink services
APT Satellite Vision Limited	Hong Kong	HK$2	100%	—	100%	Satellite leasing
APT Telecom Services Limited	Hong Kong	HK$2	100%	—	100%	Provision of telecommunication services
Haslett Investments Limited	British Virgin Islands	US$1	100%	—	100%	Inactive
Skywork Corporation	British Virgin Islands	US$1	100%	—	100%	Investment holding
The 138 Leasing Partnership	Hong Kong	Partners capital HK$329,128,857	N/A	N/A	N/A	Inactive
Ying Fai Realty (China) Limited	Hong Kong/PRC	HK$20	100%	—	100%	Property holding
(APT Communication Technology Development (Shenzhen) Co., Ltd.)	Wholly-owned foreign enterprises, PRC	Registered capital HK$5,000,000	100%	—	100%	Provision of satellite transponder capacity
CTIA VSAT Network Limited	Hong Kong	HK$5,000,000	60%	—	60%	Investment holding
(Beijing Asia Pacific East Communication Network Limited)	Joint venture, PRC	Registered capital US$4,000,000	36%	—	60%	Provision of data transmission services

*	The place of operations is the place of incorporation/establishment unless otherwise stated.
No loan capital has been issued by any of the subsidiaries.

16	Interest in jointly controlled entities and amounts due from a jointly controlled entity

	2007	2006
	$’000	$’000

Share of net assets	3,529	4,423

Details of the jointly controlled entities of the Group as at December 31, 2007 are set out below:

				Proportion of ownership interest
	Form of	Place of	Particulars of	Group’s	held by	held by
	business	incorporation	issued and paid	effective	the	the	Principal
Name of joint venture	structure	and operation	up capital	interest	Company	subsidiary	activity

APT Satellite Telecommunications Limited (“APT Telecom”)	Incorporated	Hong Kong	HK$153,791,900	55%	—	55%	Property holding

(Beijing Zhong Guang Xin Da Data Broadcast Technology Co. Limited) (“Zhong Guang Xin Da”)	Joint venture, Incorporated	PRC	Registered capital RMB11,000,000	12.6%	—	35%	Provision of data transmission services
APT Telecom is considered as a jointly controlled entity as the Group and the other shareholder of APT Telecom both have the right to appoint an equal number of directors to the board of directors.

Zhong Guang Xin Da is considered as a jointly controlled entity as the Group and the other shareholders of Zhong Guang Xin Da exercise joint control over it pursuant to a shareholders’ resolution.

The amounts due from a jointly controlled entity are unsecured and interest-free. Except for an amount of $7,650,000 (2006: $8,100,000), the amounts have no fixed repayment terms.

At December 31, 2007, the amount of $7,650,000 is repayable as follows:

	2007	2006
	$’000	$’000

Within one year or on demand	4,950	2,700
After one year but within five years	2,700	5,400

	7,650	8,100

16	Interest in jointly controlled entities and amounts due from a jointly controlled entity (Continued)

The Group has agreed not to demand for repayment of other amounts due from a jointly controlled entity within the next twelve months from the balance sheet date and accordingly, the amount is classified as non-current.

Summary financial information on jointly controlled entities — Group’s effective interest:

	2007	2006
	$’000	$’000

Non-current assets	76,670	75,350
Current assets	2,011	969
Non-current liabilities	(68,624)	(66,894)
Current liabilities	(6,528)	(5,002)

Net assets	3,529	4,423

Income	938	3,553
Expenses	(1,832)	(1,371)

(Loss)/Profit for the year	(894)	2,182

17	Prepaid expenses, deposits, prepayments and other receivables

Prepaid expenses represents the advance payment of license fee for the right to use certain designated transmission frequencies. Part of the prepaid expenses which fall due within one year are included as part of deposits, prepayments and other receivables.

	2007	2006
	$’000	$’000

Balance at December 31	25,057	36,127
Less: current portion (included in deposits, prepayments and other receivables under current assets)	(10,920)	(10,920)

Non-current portion	14,137	25,207

18	Trade receivables

	2007	2006
	$’000	$’000

Due from third parties	74,313	78,316
Due from shareholders of the Company	2,628	1,037
Due from holding company and its subsidiaries of a shareholder of the Company	3,468	908

	80,409	80,261

The trade receivables are expected to be recovered within one year.
(a)	Ageing analysis

The Group allows a credit period of 30 days to its trade customers. The following is an ageing analysis of trade receivables (net of allowance for doubtful debts) at the balance sheet date:

	2007	2006
	$’000	$’000

0 – 30 days	53,923	52,616
31 – 60 days	8,276	8,414
61 – 90 days	4,032	6,568
91 – 120 days	3,001	2,201
Over 121 days	11,177	10,462

	80,409	80,261

The Group’s credit policy is set out in note 27(a).

(b)	Impairment of trade receivables

Impairment losses in respect of trade receivables are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (see note 1(j)).

The movement in the allowance for doubtful debts during the year, including both specific and collective loss components, is as follow:

	2007	2006
	$’000	$’000

At January 1	18,382	10,291
Impairment loss recognised	80	7,946
Uncollectible amounts written off	(5,229)	—
Exchange difference	299	145

At December 31	13,532	18,382

18	Trade receivables (Continued)
(b)	Impairment of trade receivables

At December 31, 2007, the Group’s trade receivables of $13,532,000 (2006: $18,382,000) were individually determined to be impaired. The individually impaired receivables related to customers that were in financial difficulties and management assessed that only a portion of the receivables is expected to be recovered. Consequently, specific allowances for doubtful debts of $80,000 (2006: $7,946,000) respectively were recognised. The Group does not hold any collateral over these balances.

(c)	Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follow:

	2007	2006
	$’000	$’000

Less than 1 month past due	53,923	52,616
1 to 3 months past due	12,308	14,982
More than 3 months past due	14,178	12,663

At December 31	80,409	80,261

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

19	Cash and cash equivalents

	2007	2006
	$’000	$’000

Deposits with banks and other financial institutions	302,784	316,536
Cash at bank and on hand	9,241	24,789

Cash and cash equivalents in the balance sheet and cash flow statement	312,025	341,325

20	Secured bank borrowings

	2007	2006
	$’000	$’000

Bank loans	680,335	930,354
Less: Amount due within one year included under current liabilities	(217,961)	(156,820)

Amount due after one year	462,374	773,534

The bank borrowings are repayable as follows:
Within one year or on demand	217,961	156,820
After one year but within five years	462,374	773,534

	680,335	930,354

The secured bank borrowings are subject to the fulfillment of covenants relating to certain of the Group’s balance sheet ratios, as are commonly found in lending arrangements with financial institutions (see note 24(b)(ii)). If the Group were to breach the covenants the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in note 27(b). As at December 31, 2007 and 2006, none of the covenants relating to drawn down facilities had been breached.

21	Deposits received

The amount represents deposits received in respect of provision of satellite transponder capacity service, satellite-based broadcasting and telecommunications services and other services.

22	Deferred income

Deferred income represents unrecognised revenue received in respect of income for provision of transponder utilisation service for future periods. Deferred income is recognised in the income statement according to revenue recognition policy of transponder utilisation income as mentioned in note 1(q)(i).

23	Income tax in the balance sheet
(a)	Current taxation in the balance sheet represents:

	2007	2006
	$’000	$’000

Overseas tax payable	7,224	11,644
Balance of overseas tax provision relating to prior years	85,863	81,436

	93,087	93,080

23	Income tax in the balance sheet (Continued)
(b)	Deferred tax assets and liabilities recognised

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

	Depreciation
	allowances in			Other
	excess of related		Deferred	temporary
Deferred tax arising from:	depreciation	Losses	lease income	differences	Total
	$’000	$’000	$’000	$’000	$’000

At January 1, 2006	376,422	(379,635)	—	(396)	(3,609)
Charged/(credited) to consolidated income statement	(3,047)	(104,093)	166,063	(146)	58,777

At December 31, 2006	373,375	(483,728)	166,063	(542)	55,168

At January 1, 2007	373,375	(483,728)	166,063	(542)	55,168
Charged/(credited) to consolidated income statement	(9,152)	38,835	(27,652)	(209)	1,822

At December 31, 2007	364,223	(444,893)	138,411	(751)	56,990

	2007	2006
	$’000	$’000

Net deferred tax assets recognised in the consolidated balance sheet	(9,174)	(8,747)
Net deferred tax liabilities recognised in the consolidated balance sheet	66,164	63,915

	56,990	55,168

(c)	Deferred tax assets not recognised

The Group has not recognised deferred tax assets in respect of tax losses of $131,302,000 (2006: $83,662,000) and other deductible temporary differences of $36,221,000 (2006: $24,759,000) as the realisation of the assets was considered less than probable. The tax losses do not expire under current tax legislation.

24	Share capital
(a)	Authorised and issued share capital

Issued and
	Number of	fully paid
	shares	share capital
	’000	$’000

Ordinary shares of $0.10 each
At December 31, 2006 and December 31, 2007	413,265	41,327

24	Share capital (Continued)
(a)	Authorised and issued share capital (Continued)

The Company’s authorised share capital is 1,000,000,000 shares of $0.10 each. There were no changes in the Company’s authorised or issued share capital during either year.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

(b)	Capital management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

Consistent with industry practice, the Group monitors its capital structure on the basis of a net debt-to-adjusted capital ratio. For this purpose the Group defines net debt as total debt (which includes interest-bearing loans and borrowings and trade and other payables) less cash and cash equivalents and pledged deposits.

During 2007, the Group’s strategy, which was unchanged from 2006, was to maintain the net debt-to-adjusted capital ratio at a percentage that is below 50%. In order to maintain or adjust the ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

24	Share capital (Continued)
(b)	Capital management (Continued)
The net debt-to-adjusted capital ratio at December 31, 2007 and 2006 was as follows:

	2007	2006
	$’000	$’000
Current Liabilities:

Payables and accrued charges	38,727	53,777

Loan from a minority shareholder	7,488	7,488

Secured bank borrowings due within one year	217,961	156,820

	264,176	218,085

Non-current liabilities:

Secured bank borrowings due after one year	462,374	773,534

Total debt	726,550	991,619

Less: Cash and cash equivalents	(312,025)	(341,325)

Pledged bank deposits	(83,749)	(89,190)

Net debt	330,776	561,104

Total equity	1,988,691	1,982,233

Adjusted capital	1,988,691	1,982,233

Net debt-to-adjusted capital ratio	17%	28%

In December 2002, the Group entered into a US$240 million secured term loan facility (the “Loan Facility”), which is secured by the assignment of the construction, launching and related equipment contracts relating to APSTAR V and APSTAR VI under construction and their related insurance claim proceeds, assignment of all present and future utilisation agreements of the transponders of satellites under construction, first fixed charge over certain bank accounts which will hold receipts of the transponder income and the termination payments under construction, launching and related equipment contracts. In October 2004, the Group entered into a Deed of Amendment and Restatement to amend certain terms of the Loan Facility for the purpose of adjusting for the cancellation of the unutilised portion relating to APSTAR V satellite and APSTAR VI backup satellite. Accordingly, the maximum aggregate amount under the Loan Facility was reduced to US$165 million and certain financial covenants were amended. In May 2005, the Group entered into a Second Deed of Amendment and Restatement. The second amendment extended the availability period of drawing under the facility with respect to APSTAR VI to June 30, 2005 and amended the financial covenants. The Group was in compliance with these covenants as of December 31, 2007.

24	Share capital (Continued)
(b)	Capital management (Continued)
This Loan Facility agreement contains the following covenants:
(i)	Restricted Distributions

The Loan Facility provides that the Group may make annual dividend payments only when Projected EBITDA plus free cash less capital expenditure for that year is less than (i) 130% of project debt service (as defined in the Loan Facility) of that year before the release of certain pledged assets and (ii) 180% of Project Debt Service after the release of certain pledged assets.

(ii)	Financial Covenants

The Loan Facility provides that certain earnings and cash flow ratios of APT Satellite Company Limited (“APT”) and the Group must be measured over various periods during its term. APT and the Group undertakes to ensure that (i) it maintains its aggregate consolidated net worth at not less than US$200 million, (ii) the aggregate of consolidated total liabilities shall not exceed 120% of consolidated net worth, (iii) consolidated EBITDA shall not be less than US$25 million, (other than for the year ended December 31, 2006, where it will not be less than US$20 million), (iv) the ratio of the aggregate outstanding principal under each tranche to the value of the satellite financed by such tranche shall not exceed 50% and (v) after the release of certain pledged assets, borrower’s EBITDA shall be at least 180% of debt service.

(iii)	Block Account/Withdrawal Conditions

Under the Loan Facility, (i) insurance proceeds obtained as a result of total or material partial loss relating to APSTAR V and APSTAR VI and (ii) Termination sum of related construction contracts must be deposited in a designated account. The withdrawal of deposited amounts in such accounts may only occur in accordance with provision contained in the Loan Facility.

(iv)	Others

The Loan Facility includes covenants customary for agreements of this type, including restrictions on APT and the Company’s ability to incur indebtedness, certain ownership restrictions, restrictions on affiliated transactions, covenants with respect of compliance with laws, maintenance of licenses and permits required for the Group’s business and a requirement that all future transponder utilisation agreements be entered into on an arms-length basis. Among others, APT should notify the lender if its ultimate holding company, APT Satellite International Company Limited, directly owns less than 50.01% of the voting rights in the Group.

For the years presented, the Group complied with all the above covenants.
25	Share options

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

25	Share options (Continued)

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

Movements in share options

The particulars of the share options granted under the Scheme 2001 outstanding during the year are as follows:

	2007	2006
	Number	Number

At January 1	3,390,000	4,230,000
Cancelled during the year	(20,000)	(840,000)

At December 31	3,370,000	3,390,000

Options vested at December 31	3,370,000	3,390,000

The above granted options have an exercise price of $2.765 per share and are exercisable within the period from May 22, 2003 to May 21, 2011.

Fair value of share options and assumptions

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimated fair value of the services received is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted in 2007.

26	Reserves

The contributed surplus of the Group arose as a result of the Group reorganisation in 1996 and represented the excess of the par value of the shares of the subsidiaries which the Company acquired over the par value of the Company’s shares issued in consideration thereof.

The contributed surplus of the Company also arose as a result of the Group reorganisation in 1996 and represented the excess of the value of the subsidiaries acquired over the par value of the Company’s shares issued for their acquisition. Under the Companies Act 1981 of Bermuda (as amended), the Company may make distributions to its shareholders out of the contributed surplus under certain circumstances.

Capital reserve comprises the fair value of the actual or estimated number of unexercised share options granted to employees of the Company recognised in accordance with accounting policy adopted for share based payments in note 1(n)(ii).

Revaluation reserve has been set up and is dealt with in accordance with the accounting policy adopted in note 1(f).

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with is accordance with accounting policy adopted in note 1(r).

Other reserves represent the Enterprise Expansion Fund and General Reserve Fund set aside by a subsidiary in accordance with the relevant laws and regulations of the PRC, which are not available for distribution.

At December 31, 2007, the Company’s reserves available for distribution amounted to $613,755,000 (2006: $614,582,000) as computed in accordance with the Companies Act 1981 of Bermuda (as amended).

27	Financial instruments

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

In respect of trade and other receivables, periodic credit evaluations are performed of customers’ financial condition. The Group generally does not require collateral because it usually receives trade deposits which represent a quarter of utilisation fees payable to the Group. The transponder utilisation agreements are subject to termination by the Group if utilisation payments are not made on a timely basis.

At the balance sheet date, the Group has a certain concentration of credit risk as 15% (2006: 28%) and 53% (2006: 62%) of the total trade receivables were due from the Group’s largest customer and the five largest customers respectively within the satellite transponder business segment.

27	Financial instruments (Cotninued)
(a)	Credit risk (continued)

The credit risk on liquid funds is limited because the majority of counter parties are financial institutions with high credit ratings assigned by international credit-rating agencies and state-controlled financial institutions with good reputation.

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

The following table details the remaining contractual maturities at the balance sheet date of the Group’s non-derivative financial liabilities and derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the balance sheet date) and the earliest date the Group can be required to pay:

	2007
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	year but less	More than 5
	amount	cash flow	demand	than 2 years	than 5 years	years
	$’000	$’000	$’000	$’000	$’000	$’000

Payables and accrued charges	38,727	(45,388)	(45,131)	(233)	(24)	—
Loan from a minority shareholder	7,488	(7,488)	(7,488)	—	—	—
Secured bank borrowings	680,335	(763,331)	(259,666)	(284,113)	(219,552)	—

	726,550	(816,207)	(312,285)	(284,346)	(219,576)	—

27	Financial instruments (Continued)
(b)	Liquidity risk (continued)

	2006
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	year but less	More than 5
	amount	cash flow	demand	than 2 years	than 5 years	years
	$’000	$’000	$’000	$’000	$’000	$’000

Payables and accrued charges	53,777	(65,928)	(63,303)	(2,361)	(264)	—
Loan from a minority shareholder	7,488	(7,488)	(7,488)	—	—	—
Secured bank borrowings	930,354	(1,083,443)	(210,408)	(262,391)	(610,644)	—

	991,619	(1,156,859)	(281,199)	(264,752)	(610,908)	—

(c)	Interest rate risk

The Group is subject to interest rate risk due to fluctuation in interest rates. As of December 31, 2007, the Group’s outstanding bank loans consist of variable interest rate loans only. From time to time, the Group may enter into interest rate swap agreements designed to mitigate exposure to interest rate risks, although the Group did not consider it necessary to do so in 2007. Upward fluctuations in interest rates increase the cost of new bank loans and the interest cost of outstanding bank loans. As a result, a significant increase in interest rates could have a material adverse effect on the financial position of the Group.

(i)	Interest rate profile

	2007		2006
	Effective		Effective
	interest		interest
	rate		rate
	%	$’000%		$’000

Variable rate borrowings:
Secured bank borrowings	6.13%	680,335	5.76%	930,354

(ii)	Sensitivity analysis

At December 31, 2007, it is estimated that a general increase of one percentage point in interest rates would decrease the Group’s profit after taxation and total equity by approximately $5,613,000 (2006: $7,675,000) so far as the effect on interest-bearing financial instruments is concerned.

27	Financial instruments (Continued)
(d)	Foreign currency risk

The Group’s reporting currency is the Hong Kong Dollar. The Group’s revenues, premiums for satellite insurance coverage and debt service and substantially all capital expenditures were denominated in the United States Dollars. The Group’s remaining expenses were primarily denominated in the Hong Kong Dollars. The Group does not hedge its exposure to foreign exchange risk. Gains and losses resulting from the effects of changes in the United States Dollar to the Hong Kong Dollar exchange rate are recorded in the consolidated income statement.

The Group does not utilise derivative financial instruments to hedge its foreign currency rate risks.

In respect of other trade receivables and payables and cash and cash equivalents held in currencies other than the functional currency of the operations to which they relate, the Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

The Group’s borrowings are denominated in the United States Dollars. Given that all of the Group’s revenues are denominated substantially in the United States Dollars, management does not expect that there will be any significant currency risk associated with the Group’s borrowings.

(i)	Exposure to currency risk

The following table details the Group’s exposure at the balance sheet date to currency risk arising from forecast transactions or recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

	2007	2006
	Renminbi	Renminbi
	’000	’000

Trade and other receivable	16,085	3,920

Cash and cash equivalents	40,361	40,283

Trade and other payables	(4,714)	(6,928)

Overall net exposure	51,732	37,275

(i)	Sensitivity analysis

The following table indicates the approximate change in the Group’s profit after tax (and retained profits) and other components of consolidated equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date.

	2007		2006
		Effect on profit		Effect on profit
	Increase in foreign	after tax and	Increase in foreign	after tax and
	exchange rates	retained profits	exchange rates	retained profits
	%	$’000%		$’000

Renminbi	5%	2,752	5%	1,983

27	Financial instruments (Continued)
(e)	Fair values

The following financial assets and liabilities have their carrying amount approximately equal to their fair value: trade receivables, deposits, prepayments and other receivables, cash and cash equivalents, payables and accrued charges, and secured bank borrowings.

(i)	Interest-bearing loans and borrowings and finance lease liabilities

The fair value is estimated as the present value of future cash flows, discounted at current market interest rates for similar financial instruments.
28	Pledge of assets

At December 31, 2007, the assets under fixed charge were APSTAR V and APSTAR VI, which had carrying value of approximately $2,317,238,000 (2006: $2,506,454,000), and bank deposits of approximately $83,749,000 (2006: $89,190,000 ).

At the balance sheet date, certain of the Group’s banking facilities are secured by the Group’s land and buildings with a net book value of $4,538,000 (2006: $4,655,000).

29	Contingent liabilities
(i)
In the years before 1999, overseas withholding tax was not charged in respect of the Group’s transponder utilisation income derived from the overseas customers. From 1999, overseas withholding tax has been charged on certain transponder utilisation income of the Group and full provision for such withholding tax for the years from 1999 onwards has been made in the financial statements. The Directors of the Company are of the opinion that the new tax rules should take effect from 1999 onwards and, accordingly, no provision for the withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant income earned in those years, not provided for in the financial statements amounted to approximately $75,864,000.

(ii)
The Company has given guarantees to banks in respect of the secured term loan facility granted to its subsidiary. The extent of such facility utilised by the subsidiary at December 31, 2007 amounted to $683,056,000 (2006: $936,069,000).

30	Commitments

At December 31, 2007, the Group had the following outstanding capital commitments not provided for in the Group’s financial statements:

	2007	2006
	$’000	$’000
Contracted for	3,398	4,852
Authorised but not contracted for	—	—

	3,398	4,852

31	Leasing arrangements

The Group as lessee

At December 31, 2007, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:
(i)	Land and buildings:

	The Group
	2007	2006
	$’000	$’000

Within one year	592	849
After one year but within five years	257	828

	849	1,677

Operating lease payments represent rental payable by the Group for its office properties. Leases are negotiated for a period of one to three years and rentals are fixed for the whole lease term.

(ii)	Satellite transponder capacity:

	The Group
	2007	2006
	$’000	$’000

Within one year	2,414	3,825
After one year but within five years	—	1,797

	2,414	5,622

Operating lease payments represent rental payable by the Group for the leasing of satellite transponders for a period of one to three years and rentals are fixed for the whole lease term.
The Group as lessor

Property rental income earned during the year was $592,000 (2006: $536,000). At the balance sheet date, certain properties with an aggregate carrying value of $11,407,000 (2006: $8,892,000) were held for rental purposes and the Group had contracted with tenants for the future minimum lease payments under non-cancellable operating leases which fall due within one year amounting to $442,563 (2006: $442,563) and after one but within five years amounting to $66,924 (2006: $334,620). Depreciation charged for the year in respect of these properties was $160,000 (2006: $160,000).

Service income earned relating to leasing of facilities equipment during the year was $440,170 (2006: $734,000). At the balance sheet date, the Group had contracted with customers for the future minimum lease payments under non-cancellable operating leases which fall due within one year amounting to $96,504 (2006: $324,094).

32	Retirement benefits schemes

The Group operates a Mandatory Provident Fund Scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance for all qualifying employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. Under the scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of $20,000 and thereafter contributions are voluntary. Contributions to the scheme vest immediately. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees.

As stipulated by the regulations of the PRC, the subsidiaries in the PRC participate in basic defined contribution pension plans organised by their respective Municipal Governments under which they are governed. Employees in the PRC are entitled to retirement benefits equal to fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions which are calculated at a rate on the salaries, bonuses and certain allowances of its employees.

33	Material related party transactions
(a)	During the year, the Group entered into the following transactions with related parties:

	2007	2006
	$’000	$’000

Income from provision of satellite transponder capacity and provision of satellite-based telecommunication services to certain shareholders and its subsidiary of the Company (note i)	11,975	16,309
Income from provision of satellite transponder capacity and provision of satellite-based telecommunication services to a holding company and its subsidiaries of a shareholder of the Company (note i)	32,630	36,068
Management fee income from a jointly controlled entity (note ii)	580	480

33	Material related party transactions (Continued)
(b)	At the balance sheet date, the Group had the following amounts included in the consolidated balance sheet in respect of amounts owing by and to related parties:

	Amounts due from		Amounts due from				Deposits,		Payables and		Rentals received
	immediate holding		a jointly controlled				prepayments and		accrued		in advance and
	company		entity		Trade receivables		other receivables		charges		deferred income
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Immediate holding company	101	82	—	—	—	—	—	—	—	—	—	—
Jointly controlled entities	—	—	75,369	75,035	—	—	—	—	—	—	—	—
Certain shareholders and its subsidiary of the Company	—	—	—	—	2,628	1,037	—	—	219	228	2,540	—
Holding company and its subsidiaries of a shareholder of the Company (note (i))	—	—	—	—	3,468	908	—	123	15	11	197,692	217,193
Notes:
(i)	The terms and conditions of these transponder capacity utilisation agreements are similar to those contracted with other customers of the Group.

(ii)	Management fee income arose from a reimbursement of cost of service provided to a jointly controlled entity under the agreement.
(c)	Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company’s directors as disclosed in note 7 and certain of the highest paid employees as disclosed in note 8, is as follows:

	2007	2006
	$’000	$’000

Short-term employee benefits	11,057	10,591
Other long-term benefits	367	687
Termination benefits	706	—

	12,130	11,278

Total remuneration is included in “staff costs” (see note 5(b)).

34	Non-adjusting post balance sheet event

Pursuant to a disposal agreement dated April 2, 2008, CTIA VSAT Network Limited, a subsidiary of the Company, agreed to dispose of its entire equity interest in Beijing Asia Pacific East Communication Network Limited to an independent third party at a total consideration of RMB4,800,000. Beijing Asia Pacific East Communication Network Limited has direct holding of 35% equity interest in Zhong Guang Xin Da which is a jointly controlled entity of the Company.

35	Ultimate controlling party

The Directors consider the controlling party of the Group December 31, 2007 to be APT Satellite International Company Limited, which is incorporated in the British Virgin Islands. This entity does not produce financial statements available for public use.

36	Accounting estimates and judgements
(a)	Key sources of estimation uncertainty

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

(b)	Critical accounting judgement in applying the Group’s accounting policies

The following are some of the more critical judgement areas in the application of the Group’s accounting policies that currently affect the Group’s financial condition and results of operations.
(i)	Depreciation

Depreciation of communication satellites is provided for on the straight-line method over the estimated useful life of the satellite, which is determined by engineering analysis performed at the in-services date and re-evaluated periodically. A number of factors affect the operational lives of satellites, including construction quality, component durability, fuel usage, the launch vehicle used and the skill with which the satellite is monitored and operated. As the telecommunication industry is subject to rapid technological change and the Group’s satellites have been subjected to certain operational lives, the Group may be required to revise the estimated useful lives of its satellites and communication equipment or to adjust their carrying amounts periodically. Accordingly, the estimated useful lives of the Group’s satellites are reviewed using current engineering data. If a significant change in the estimated useful lives of our satellites is identified, the Group accounts for the effects of such change as depreciation expenses on a prospective basis. Details of the depreciation of communication satellites are disclosed in notes 1(g) and 12.

Depreciation for future satellites will depend on in-orbit testing on their estimated useful lives after successful launch and, as the cost of the future satellites is greater than the carrying value of the current satellites, the depreciation charge is expected to increase in the coming years.

36	Accounting estimates and judgements (Continued)
(b)	Critical accounting judgement in applying the Group’s accounting policies (Continued)
(ii)	Trade receivables and other receivables

The management of the Group estimates the provision of bad and doubtful debts required for the potential non-collectability of trade receivables and other receivables at each balance sheet date based on the ageing of its customer accounts and its historical write-off experience, net of recoveries. The Group performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customers’ current credit worthiness. The Group does not make a general provision on its trade receivables and other receivables, but instead, makes a specific provision on its trade receivables and other receivables. Hence, the Group continuously monitors collections and payments from customers and maintains allowances for bad and doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the customers of the Group were to deteriorate, actual write-offs would be higher than estimated. For the year ended December 31, 2007, the Group had made provisions for bad debts in the amount of $80,000 (2006: $8,347,000).

The Group periodically reviews the carrying amounts of provision for bad and doubtful debts to determine whether there is any indication that the provision needs to be written off. If the Group becomes aware of a situation where a customer is not able to meet its financial obligations due to change of contact information by the customer without notification or after seeking professional advice from lawyers or debt collection agent that the probability of recovery is remote, the Group will consider to write off the debt.

(iii)	Impairment of property, plant and equipment

The Group periodically reviews internal or external resources to identify indications that the assets may be impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. In assessing the recoverable amount of these assets, the Group is required to make assumptions regarding estimated future cash flows and other factors to determine the net realisable value. If these estimates or their related assumptions change in the future, the Group may be required to adjust the impairment charges previously recorded.

The Group applies the foregoing analysis in determining the timing of the impairment test, the estimated useful lives of the individual assets, the discount rate, future cash flows used to assess impairments and the fair value of impaired assets. It is difficult to precisely estimate the price of the transponder capacities and related satellite services and residual values because the market prices for our assets are not readily available. The estimates of future cash flows are based on the terms of existing transponder capacity and service agreements. The dynamic economic environment in which the Group operates and the resulting assumptions used in setting depreciable lives on assets and judgement relating to the utilisation rate of the assets, price and amount of operating costs to estimate future cash flows impact the outcome of all of these impairment tests. If these estimates or their related assumptions change in the future, the Group may be required to record impairment loss for these assets not previously recorded.

36	Accounting estimates and judgements (Continued)
(b)	Critical accounting judgement in applying the Group’s accounting policies (Continued)
(iii)	Impairment of property, plant and equipment (continued)

The Group periodically reviews the carrying amounts of its property, plant and equipment through reference to its use value and fair market value as assessed both by the Group and by an independent professional property appraiser. If the use value or fair market value of the property, plant and equipment are lower than their carrying amount, the Group may be required to record additional impairment loss not previously recognised. Details of the impairment loss of property, plant and equipment are disclosed in note 12.

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

To estimate the expenditure that the Group is likely to bear in order to settle an obligation, the management of the Group takes into consideration all of the available information at the closing date for its consolidated financial statements. If no reliable estimate of the amount can be made, no provision is recorded. For details, please refer to note 29 on contingent liabilities.

37	Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ended December 31, 2007

Up to the date of issue of these financial statements, the IASB/HKICPA have issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2007 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has conducted that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for
accounting periods
beginning on or
after

Revised IAS/HKAS 1, Presentation of financial statements	January 1, 2009
Amendment to IAS/HKAS 23, Borrowing costs	January 1, 2009
Amendments to IAS 27, Consolidated and separate financial statements	July 1, 2009
Amendments to IAS 32, Financial instruments: Presentation and IAS 1, Presentation of financial statements	January 1, 2009
Amendment to IFRS 2, Share-based payment	January 1, 2009
Revised IFRS 3, Business combinations	July 1, 2009
IFRS/HKFRS 8, Operating segments	January 1, 2009
IFRIC/HK(IFRIC) Interpretation 12, Service concession arrangements	January 1, 2008
IFRIC/HK(IFRIC) Interpretation 13 Customer loyalty programmes	July 1, 2008
IFRIC/HK(IFRIC) Interpretation 14, IAS/HKAS19-The limit on a defined benefit asset, minimum funding requirements and their interaction	January 1, 2008

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Memorandum of Association and By-laws of the Company (incorporated by reference to the Company Registration Statement, as filed with the Commission on December 9, 1996, Registration Number 333-6044).

1.2	The amended Memorandum of Association and Bye-Laws of the Company (incorporated by reference to the Company’s 20-F filed with the Commission on June 29, 2004)

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

Exhibit No.	Description of Exhibit

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

4.18
The Option Agreement by and among shareholders of APT Satellite Telecommunication Limited (the “Licensor”, a jointly controlled entity owned as to 55% indirectly by the Company), the Licensor and NTT Com Asia Limited (the “Licensee”) dated October 2, 2007 whereby granting the Licensee a call option to purchase the entire equity interests in the Licensor with option expiry date on December 31, 2008 and a right of first refusal in respect of any offer to purchase equity interests in the Licensor during the period from January 1, 2009 to December 31, 2010. On the same date, the License Agreement and the Renewal Supplement by and between the Licensor and Licensee whereby licensing certain premises of the Licensor to the Licensee for a term of three years beginning October 1, 2007 and renewing the License Agreement subject to certain conditions (incorporated by reference to the Company’s 6-K filed with the Commission on October 3, 2007).

8.1	List of subsidiaries of the Company and the jurisdictions under which each does business (contained in Note 15 to the Consolidated Financial Statements filed herein under Item 18).

11	Code of Ethics (incorporated by reference to Exhibit 11.1 on the Form 20-F for the year ended December 31, 2006).

12.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

**	Filed herewith.