Form 20-F
period 2008-12-31
APT SATELLITE HOLDINGS LTD
filed 2009-05-19
CIK 1027229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934, or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2008
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
Ordinary Shares, par value HK$0.10 per share
American Depositary Shares, each representing eight Ordinary Shares, par value HK$0.10 per share
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
413,265,000 Ordinary Shares as of December 31, 2008.
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
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

-i-

-ii-

GLOSSARY OF CERTAIN TERMS
In this Form 20-F, unless the context otherwise requires, the following expressions have the following meanings:

ADS	An American Depositary Share representing ownership of eight shares of the Company’s Ordinary Shares, evidenced by American Depositary Receipts.

analog	A method of storing, processing or transmitting information through a continuously varied (rather than pulsed) signal.

APCN2	Asia Pacific Cable Network 2, a submarine cable project under a consortium of telecommunication companies. The project provides additional telecom capacity for designated Asian cities.

APSTAR System	The Company’s current and future satellites, including APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V, APSTAR VI , and any other satellites to be launched by the Company in the future.

APT/APT HK	APT Satellite Company Limited, a company incorporated in the HKSAR and a wholly-owned indirect subsidiary of the Company.

APT BVI	APT Satellite Investment Company Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company.

APT Group	The Company and its subsidiaries and affiliates.

APT International	APT Satellite International Company Limited, a company incorporated in the British Virgin Islands with limited liability and a shareholder of the Company.

APT’s Leases	The Lease Agreement as supplemented and modified by the Cancelled Agreement for Lease, the Deed of Cancellation, the Second Supplemental Agreement, the Fifth Modification of Lease and the Fifth Modification Proposal.

APT Telecom	APT Satellite Telecommunications Limited, a jointly controlled entity of the Company which was incorporated in the HKSAR.

APT Telecom Lease	The agreement for lease dated March 12, 2001 made between APT Telecom and Science and Technology Parks Corporation in respect of the Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extension Thereto, Hong Kong, as modified by the Modification of Agreement for Lease and Modification of Proposal Form.

APT TS	APT Telecom Services Limited, a company incorporated in the HKSAR and a wholly-owned subsidiary of APT.

bandwidth	A range of frequencies occupied by a modulated carrier or the range of frequencies which can be transmitted through a communications system. Bandwidth is one measure of the information carrying capacity of a transponder. The wider the bandwidth, the more information can be transmitted.

Bank loan	On December 16, 2002, APT Satellite Company Limited entered into a secured term facility of US$240 million. It was amended by a Deed of Amendment and Restatement on October 27, 2004 and a Second Deed of Amendment and Restatement on May 18, 2005.

Basic Law	The Basic Law of the Hong Kong Special Administrative Region (HKSAR) of the People’s Republic of China, effective as of July 1, 1997, is the constitutional document for the HKSAR.

beam	The directed electromagnetic rays emanating from a spacecraft or ground station. With respect to satellites, it typically refers to aggregates of these rays such as a China (coverage) beam or global (coverage) beam.

-iii-

Cancelled Agreement for Lease	The agreement for lease dated June 19, 2000 made between APT and the Science and Technology Parks Corporation in respect of the original Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto.

C2C	C2C Pte. Ltd., a cable network provider under a consortium of telecommunication companies led by Singapore Telecommunications Ltd.

CCTV	China Central Television, a PRC state-owned enterprise under the supervision and control of the SARFT.

CITV	China International Television Corporation, a PRC state-owned enterprise under the supervision and control of the SARFT.

CLTC	China Satellite Launch and Tracking Control General, a PRC state-owned enterprise subject to the supervision and control of the Defense Commission.

C-band	In satellite communications (FSS) used to refer to downlink frequencies between 3.4 GHz and 4.2 GHz and uplink frequencies between 5.85 GHz and 7.075 GHz. It is often referred to as 4/6 GHz.

cellular	Domestic public cellular radio telecommunications service. Cellular systems are based on multiple base stations, or ''cells,’’ that permit efficient frequency reuse and on software that permits the system to band mobile calls from cell to cell as subscribers move through the cellular service area.

China Aerospace	China Aerospace Science & Technology Corporation (formerly China Aerospace Corporation or the PRC Ministry of Aerospace Industry), a PRC state-owned enterprise engaged in the research, design, testing and manufacturing of launch vehicles and satellites.

ChinaSat	China Telecommunications Broadcast Satellite Corporation, a PRC state-owned enterprise under the supervision of the SASAC

DBS	Direct broadcast satellite, a satellite capable of transmitting direct-to-home television programming.

dBW	Decibel relative to one watt, a measure of a satellite’s power (e.g., 50 dBW is 10 times more powerful than 40 dBW).

Deed of Cancellation	The deed of cancellation and surrender dated March 12, 2001 in respect of cancellation of the Cancelled Agreement for Lease made between APT and Science and Technology Parks Corporation.

digital	Referring to a method of storing, processing, or transmitting information through a pulsed (rather than continuously varied) signal.

downlink	The receiving portion of a satellite circuit extending from the satellite to the earth.

Director(s)	Director(s) of the Company, including all executive director(s), all non-executive director(s) and independent non-executive directors.

earth station	The antennae, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.

EBITDA	Net income before taking into account: (i) interest expenses; tax; any share of the profit of any associated company or undertaking, except for dividends received in cash by any member of the Company; any share of the non-cash loss of any investment company of other associated company or undertakings; and extraordinary and exceptional items; and (ii) without double-counting, after adding back all amounts provided for as depreciation, amortization, impairment assets value or other provision not involving an outflow of cash.

EIRP	Equivalent isotropic radiated power, the product of the power supplied to the antenna and the antenna gain in a given direction relative to an isotropic antenna (absolute or isotropic gain).

-iv-

Eligible Employee(s)	Employee(s) (whether full time or part time employee(s), including any executive director but not any non-executive director) of the Company or its subsidiaries.

Eligible Grantee(s)	Persons who are eligible to accept the offer of the grant of an Option in accordance with the Scheme 2001 or Scheme 2002, as the context requires.

FCL	Fixed Carrier Licence issued by OFTA for the provision of Facility-based External Telecommunication Services.

Fifth Modification of Lease	The fifth modification of agreement for lease dated May 31, 2002 made between APT and Science and Technology Parks Corporation in respect of modification of purpose of the lease contained in the Lease Agreement.

Fifth Modification Proposal	The fifth modification to proposal form dated May 31, 2002 made between APT and Science and Technology Parks Corporation in respect of modification of purpose in the proposal form in relation to the Lease Agreement.

footprint	The geographic area covered by a satellite’s downlink or uplink beams, the outer edge of which is generally defined as that area where the quality of communication degrades below an acceptable commercial level due to the spacecraft antenna pattern, power of the signal or curvature of the earth.

4th G	an abbreviation for Fourth-Generation Communications System, is a term used to describe the next step in wireless communications. A 4G system will be able to provide a comprehensive IP solution where voice, data and streamed multimedia can be given to users on an “Anytime, Anywhere” basis, and at higher data rates than previous generations.

frequency	Number of repetitions in a given time. Typically it refers to the rate of variation per second of the carrier wave or modulating signal. Communications satellite RF signals are typically in the GHz frequency range. See C-band and Ku-band.

FTNS/Fixed Carrier Licence	Fixed telecommunications network services, presently known as Fixed Carrier Licence.

GEO	Geostationary orbit.

geostationary orbit	A geosynchronous orbit in which the orbital inclination and eccentricity of a satellite are zero such that the satellite appears to hover over a fixed position on the earth’s equator.

Global Offering	The Company’s initial world-wide public offering of Ordinary Shares and American Depositary Shares, each representing eight shares of the Company’s Ordinary Shares dated December 13, 1996.

HDTV	High definition television.

HKSAR	Hong Kong Special Administrative Region of the PRC.

IAS	International Accounting Standards.

IASB	International Accounting Standards Board.

IFRS	International Financial Reporting Standards.

Interpretations	Interpretations issued by the International Accounting Standards Board.

ISDN	Integrated services data network.

ITU or International Telecommunication Union	The International Telecommunication Union, the telecommunications agency of the United Nations, established to provide standardized communications procedures and practices, including frequency allocation and radio regulations, on a world-wide basis.

-v-

Joint Declaration	The Joint Declaration of the Government of the United Kingdom and the Government of the PRC on the Question of Hong Kong with Annexes signed on 19 December 1984.

Ku-band	In satellite communications (FSS), it is used to refer to downlink frequencies between 10.7 GHz and 12.75 GHz and uplink frequencies between 13.75 GHz and 14.8 GHz. Often it is referred to as 11/14 or 12/14 GHz.

Lease Agreements	The agreement for lease dated February 26, 1993, made between APT and the Science and Technology Parks Corporation in respect of Subsection 1 of Section E of Tai Po Town Lot No. 13 and Extension Thereto, Hong Kong on which APT’s satellite control center is developed.

LEO	Low-earth orbit of up to 1,500 miles above the earth.

Master Registry	The Master International Frequency Register of the ITU, which lists frequency assignments of orbital slots upon notification.

MEO	Mid-earth orbit of up to 18,000 miles above the earth.

megahertz (MHz)	A measure of frequency, 1 million cycles per second.

microwave	Radio frequency carrier waves with wavelengths of less than one meter- frequencies above 300 MHz.

MII	formerly the Ministry of Information Industry of the PRC.

mobile satellite services	Services transmitted via satellites to provide mobile telephone, paging, messaging, facsimile, data, and position location services directly to users.

OFTA	The Office of the Telecommunications Authority of Hong Kong or, where the context requires, the Telecommunications Authority of Hong Kong.

operational life	The time for which a satellite is capable of operating in its allotted position. The expected end of a satellite’s in-orbit operational life is mainly based on the period during which the satellite’s on-board fuel permits proper station-keeping maneuvers for the satellite.

Option(s)	Options granted to the Eligible Grantees under the Scheme 2001 or to the Participants under the Scheme 2002, as the context requires.

paging	A service designed to deliver a message to a person whose location is unknown; messages may be received via an alphanumeric or character display or small speaker.

Participant(s)	Any person belonging to any of the following classes of persons: (a) any Eligible Employee; and (b) any non-executive directors (including independent non-executive directors) of the Company or any of its Subsidiaries, in accordance with the Scheme 2002.

PRC	The People’s Republic of China.

PSTN	Public switched telephone networks which comprise the network infrastructure necessary for providing basic telephone services.

radio frequency	A frequency that is higher than the audio frequencies but below the infrared frequencies, usually above 20 KHz.

Radio Regulations	Radio Regulations of the ITU.

Radio Regulatory Department	Radio Regulatory Department of the MII.

Radiocommunication Bureau	Radiocommunication Bureau of the ITU.

-vi-

SARFT	China State Administration of Radio Film and Television, a government office responsible for the management of the provision of Radio, Film and Television in the PRC.

SASAC	State-owned Assets Supervision and Administration Commission of the State Council of the PRC.

Satellite Control Center	The earth station of the APT Group for the TT&C of APSTAR Systems and the provision of broadcasting transmission and telecommunication services. It is located in Tai Po, New Territories, Hong Kong.

Science and Technology Parks Corporation	Hong Kong Science and Technology Parks Corporation (formerly known as Hong Kong Industrial Science and Technology Parks Corporation), the lessor of certain Lease Agreements with the Company.

scrambled programming	Programming signals which require a decoder for purposes of viewing.

Second Supplemental Agreement	The second supplemental agreement for lease and grant of second extension area dated March 12, 2001 made between APT and the Science and Technology Parks Corporation in respect of Subsection 3 of Section E of Tai Po Town Lot No. 13 and Extensions Thereto.

signal	A physical, time-dependent energy value used for the purpose of conveying information through a transmission line.

switch	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information; switching is the process of interconnecting circuits to form a transmission path between users.

teledensity	Telephone access lines per 100 persons.

telemetry	Radio transmission of coded or analog data from a satellite to a ground station.

telephony	Science of construction and operation of telephones and telephonic systems.

transponder	A microwave repeater which provides a discrete path to receive communications signals, translate and amplify such signals and retransmit them to earth or another satellite.

TT&C	Telemetry, tracking and command.

TT&C Station	Telemetry, tracking and command station, a land-based facility that monitors and controls the positioning, altitude and status of a satellite in orbit.

uplink	In satellite communications, the signal from the earth station to the space station (satellite).

VSAT	Very small aperture terminal.

WiMax	The Worldwide Interoperability for Microwave Access, is a telecommunications technology aimed at providing wireless data over long distances in a variety of ways, from point-to-point links to full mobile cellular type access.

-vii-

Special Note on Our Financial Information and
Certain Statistical Information Presented in This Annual Report
Our consolidated income statements for the years ended December 31, 2006, 2007 and 2008 and consolidated balance sheets as at December 31, 2007 and 2008 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.
In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or the SEC, which became effective on March 4, 2008, we are not required to provide a reconciliation to generally accepted accounting principles in the United States of America, or U.S. GAAP.

PART I
Item 1. Identity of Directors, Senior Management, and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Consolidated Financial Information
The following tables present selected consolidated historical financial information for APT Satellite Holdings Limited (the “Company” or “APT Holding”) as of and for each of the years in the three-year period ended December 31, 2008. The selected consolidated historical statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated historical balance sheet data as of December 31, 2006, 2007 and 2008 set forth below are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s Audited Consolidated Financial Statements (the “Consolidated Financial Statements”) and with “Item 5. Operating and Financial Review and Prospects”, included elsewhere in this annual report on Form 20-F. The financial information in the Consolidated Financial Statements as of and for the years ended December 31, 2006, 2007 and 2008 has been prepared in accordance with the International Financial Reporting Standards (“IFRSs”), International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (“IASB”), which were derived from our audited financial statements. In this annual report on Form 20-F, we have translated certain Hong Kong dollar amounts into U.S. dollars at the rate of HK$7.80 = US$ 1.00, which approximates the noon buying rate in New York City for cable transfer in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. We translate these amounts solely for your convenience, and these translations should not be construed as representations that, on such or any other date, Hong Kong dollar amounts could actually be converted into U.S. dollars at such rates or at all.

Consolidated Statement of Operations Data:

(in millions, except per share data)	2006	2007	2008	2008
	HK$	HK$	HK$	US$

Turnover	427.0	451.6	403.7	51.8
Gross profit	88.7	136.8	126.1	16.2
Gain on disposal of property, plant and equipment	17.6	0.2	51.6	6.6
Impairment loss recognized in respect of property, plant and equipment	—	(0.1)	(8.4)	(1.1)
Profit/(loss) from operations	37.5	81.4	101.7	13.0
Finance costs	(64.1)	(55.3)	(24.8)	(3.2)
Gain on disposal of a subsidiary	—	—	3.2	0.4
Gain on disposal of a jointly controlled entity	—	—	9.6	1.2

Profit/(loss) before taxation	(24.5)	25.2	92.1	11.8
Profit/(loss) for the year	(80.6)	4.7	49.5	6.3
Attributable to:
Equity shareholders of the Company	(79.5)	5.6	49.6	6.4
Minority interests	(1.1)	(0.9)	(0.1)	(0.1)

Basic earnings/(loss) per share (1)	(0.19)	0.01	0.12	0.2
Basic earnings/(loss) per ADS (1)	(1.52)	0.11	0.94	0.12
Diluted earnings/(loss) per share (1)	(0.19)	0.01	0.12	0.2

Diluted earnings/(loss) per ADS (1)	(1.52)	0.11	0.94	0.12
Weighted average number of shares outstanding(1) — Basic (in millions)	413.3	413.3	413.3	413.3

Weighted average number of shares outstanding(1) — Diluted (in millions)	413.3	413.3	413.3	413.3

Dividend per share	—	—	—	—
Consolidated Balance Sheet Data:

(in millions)
Working capital (2)	206.8	114.1	132.4	17.0
Property, plant and equipment, net	2,721.6	2,508.3	2,183.5	279.9
Total assets	3,407.6	3,135.6	2,546.3	326.4
Non-current liabilities	1,080.0	755.9	319.4	40.9
Total liabilities	1,425.3	1,146.9	505.7	64.8
Total shareholders’ equity	1,980.4	1,987.8	2,040.6	261.6

(1)
Per share and per ADS data is derived from the weighted average number of shares outstanding during the applicable period. Diluted earnings per share was the same as the basic earnings per share as there were no dilutive potential ordinary share in existence for three fiscal years ended December 31, 2008.

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
The consolidated financial statements of the APT Group are expressed in Hong Kong dollars (“HK$”). The translations of amounts from Hong Kong Dollars into United States Dollars for convenience of the reader in this annual report have been made at the rate on December 31, 2006, 2007 and 2008 of HK$7.80 = US$1.00. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into United States Dollars at that rate or at any other certain rate on December 31, 2006, 2007 and 2008, or any other date.
The market exchange rate of the Hong Kong Dollar against the US Dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. Exchange rates between the Hong Kong Dollar and other currencies are influenced by the rate between the US Dollar and the Hong Kong Dollar.
The exchange rates of the Hong Kong Dollar to the United States Dollar as of and during the years ended December 31, 2004, 2005, 2006, 2007 and 2008 were as follows:

	2004	2005	2006	2007	2008
Average (1)	7.7891	7.7774	7.7684	7.8020	7.7862
High	7.8010	7.8000	7.7933	7.8299	7.8152
Low	7.7632	7.7519	7.7509	7.7501	7.7498
End of Period	7.7723	7.7545	7.7778	7.7994	7.7502

(1)
The rate of exchange means the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during the period.

The exchange rates of the Hong Kong Dollar to the United States Dollar for each month during the previous six months were as follows:

	November 2008	December 2008	January 2009	February 2009	March 2009	April 2009
High	7.7551	7.7522	7.7600	7.7557	7.7592	7.7504
Low	7.7498	7.7499	7.7502	7.7518	7.7500	7.7500
The exchange rate of the Hong Kong Dollar to the United States Dollar was 7.7513 on May 15, 2009.
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

Risk of Satellite Defects or Failure
Satellite defects as well as possible damage from electrostatic storms or collisions with space debris or other external causes may result in a partial or total loss of a satellite’s communication capacity. APSTAR IIR and APSTAR V are FS-1300 models, and APSTAR VI is a SB-4100 C1 model, which is a new satellite platform with heritage from previous SB series satellite model. Although these models were chosen based on a number of factors, including risk management, there can be no assurance that the Company’s satellites will perform as designed and as manufactured. Significant defects in or damage to any of the Company’s satellites would adversely affect the Company’s results of operations and financial condition.
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
APSTAR I has been relocated to 142 degrees East and APSTAR IA is temporarily parked at 130 degrees East and it is in the process of being relocated to another orbital slot. APT is authorized by customers to locate and operate these two satellites under inclined angle modes. No assurance can be given by the Company that these two satellites will not cause any interferences or damages to any third parties leading to damages of any third party, nor the insurance policy will be sufficient for any damage payments.
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

Under the APT-Loral Term Sheet dated September 23, 2002 and the agreements signed between Loral Orion and APT HK in December 2002, Loral Orion agreed to participate in the development of APSTAR V by investing up to 50% of the capital necessary for the APSTAR V project on a pro rata basis in order to obtain rights to 27 transponders at a value of approximately US$115.0 million. In March 2003, the parties agreed to lower the number of transponders to be purchased by Loral Orion to 25, but Loral Orion’s capital commitment remains unchanged.
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
Owing to the absence of export license for the delivery of the TT&C system of APSTAR V, the satellite is currently controlled by Telesat through the Satellite Control Centre of the APT Group until the export license for the delivery of the TT&C system of APSTAR V is obtained by Loral Skynet. Loral Orion has committed to continue pursuing the necessary export license for title transfer of APSTAR V. However, there can be no assurance that the relevant vendor of any satellite of the Company will be able to obtain all the necessary licenses or that such other licenses will not be revoked by the relevant government or that the relevant government will not impose additional restrictions or trade sanctions against the PRC or other countries that would significantly delay the planned launch of the satellite in question or other satellites that the Company or any of its subsidiary or associated company may launch in the future.
Business Risks
Insurance
The Company has in-orbit insurance coverage in respect of APSTAR V and APSTAR VI until July 6, 2009 and it is in the process of negotiation for the renewal. The in-orbit insurance for the only transponder in APSTAR IIR was renewed up to April 30, 2006 and no renewal of in-orbit insurance was arranged for APSTAR IIR thereafter. No in-orbit insurance is maintained in respect of APSTAR I and APSTAR IA as their design lives were already expired. On April 30, 2004, OFTA granted the Company a waiver whereby the requirement of third party liability insurance in respect of APSTAR I, IA and IIR, respectively, for in-orbit operation is waived. There can be no assurance that the Company will not be subject to claims for third-party liability in respect of satellites under the APSTAR System. As the title of APSTAR V has transferred to Loral Skynet upon launch, there is no need for the Company to obtain an Outer Space Ordinance Licence for APSTAR V and the Company is not required to secure third-party liability insurance for APSTAR V. No assurance can be given with respect to the change of policy of OFTA. Because of the drifting of APSTAR IA from its original geostationary orbital slots to new orbital slots for the provision of services to customers under inclined modes, APSTAR IA was covered under third-party liability insurance over drifting and operation through November 1, 2007. Similar insurance will be arranged if new developments as to APSTAR IA’s designated orbital slot are agreed and drifting takes place.

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

Additional Financing Requirements
On December 16, 2002, APT entered into a Bank loan which is secured by the assignment of the construction, launching, and related equipment contracts relating to APSTAR V and APSTAR VI and their related insurance claim proceeds, assignment of all present and fixed charges over certain bank accounts which will hold receipts of transponder utilization income and termination payments under construction, launching and related equipment contracts. As of December 31, 2007, the aggregate outstanding borrowing amount under the Bank loan was US$87.6 million. APT has fully repaid the borrowings during the year.
The Bank loan contains financial covenants, including maintenance of collateral coverage ratio, minimum net worth and minimum EBITDA. The Bank loan also contains customary limitations, including those on dividends, investments, capital expenditures, changes of controlling shareholders, creating liens and transactions with affiliates. No assurance can be given that APT will be able to meet any financial and operating covenant. These covenants and limitations may limit the Company’s ability to raise additional funds when required and could significantly restrict the Company’s business expansion. As at December 31, 2008, these financial covenants have been terminated.
To meet market needs, the Company may raise new debts in addition to the exploitation of internal fund resource to meet the fund requirement for acquiring satellite resources whereby such bank borrowings may have significant impact to the Company’s operations and cash flow requirements.
The current global economic crisis is expected to last for a period of time, which may result, among other things, in the uncertainty in obtaining financial resources from banks and financial institutions. The inability of APT Group to obtain such financial resources if it requires additional funds in the future could have a material adverse effect on the Company’s future results of operations and financial condition.
Dependence on Key Customers
Revenues from the Company’s five largest customers for the years ended December 31, 2006, 2007, and 2008 were HK$127.9 million, HK$148.8 million, and HK$182.4 million (US$23.4 million), respectively, which represented 30.0%, 32.9% and 45.2%, respectively, of total revenues. Revenues from the Company’s largest customer represented 8.8% and 12.5%, respectively, of total revenues during such periods. The Company’s results of operations could be materially and adversely affected by the loss of one or more of its key customers. There can be no assurance that the key customers will renew the existing satellite capacity utilization agreements on similar commercial terms, including price levels and for similar capacity. In addition, to the extent the credit quality of key customers deteriorates or these customers seek bankruptcy protection, we may not be able to collect our receivables from these customers, which may adversely affect our operating results.
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
Political and Economic Risks
Substantially all of the Company’s revenues are derived from its operations conducted in the Asia Pacific region, including the PRC and Hong Kong. As a result, the Company’s results of operations and financial condition may be influenced by the political situation in the PRC, Hong Kong and elsewhere in the Asia Pacific region and by the general state of the various Asian economies. For the years ended December 31, 2006, 2007, and 2008, approximately 48.6%, 37.8% and 40.9%, respectively, of the Company’s revenues were derived from customers based in the PRC, excluding Hong Kong. In addition, due to the geographic coverage of the Company’s satellites, the most significant market for the Company’s customers (whether or not such customers are based in the PRC) has been, and is expected to continue to be, the PRC.

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
The Outbreak of Infectious Diseases
The recent outbreak of swine flu in Mexico and some other countries may severely affect the economic environment. In addition, there had been occasional incidences of avian flu reported in the Asia Pacific region, including Indonesia, Vietnam, Thailand and the PRC, and deadly H5N1 was proved in certain cases. Effective treatments and vaccination for such diseases are not yet available, and therefore further outbreaks of swine flu, avian flu or other similar diseases and the possible pandemic of such diseases could adversely affect the economies of the world and have an adverse effect on our operating results.
Catastrophic Events
In early 2008, parts of Mainland China, experienced severe winter weather which resulted in extensive damages to factories, electricity supplies, water suppliers, farmlands, transportation and communications. On May 4, 2008, a tropical cyclone battered the Irrawaddy region of Burma killing hundreds of people and leaving tens of thousands people homeless. On May 12, 2008, a catastrophic earthquake reportedly at 8.0 on Richter scale struck Sichuan Province of China. The earthquake has devastated a very wide region in Sichuan Province, killing tens of thousands of people and causing widespread damage to houses, facilities, transportation and communications with serious hazards of quake lakes bursting. Terrestrial communication networks including land cables and base stations were handicapped or destroyed by such catastrophic events. An occurrence of any such catastrophic event may upset the economic activities in the region, which may in turn have material effect on the transponder market and an adverse effect on our operating results.

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
Business Overview
The Company, through its subsidiary, APT, is a leading provider of high quality satellite services throughout the PRC and elsewhere in the Asia Pacific region. APSTAR System broadcasts satellite TV channels of many prominent international broadcasters, and PRC, Taiwan and Hong Kong broadcasters including CCTV, CETV-1, CBSAT, D-Sky and CableTV. The Company’s strategy is to serve as a preferred operator for these and other international and PRC, Taiwan, and Hong Kong broadcasters. The Company also provides transponder service to telecommunications operators, among others, Singapore Telecommunications Limited (“SingTel”), PCCW Global and China Telecom Corp. In addition, the Company also provides transponder service to certain major telecommunication operators in newly emerging markets including Indonesia. Such well-known customers include PSN.
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

Business segments:	2006	2007	2008

Revenue from external customers:

Provision of satellite transponder capacity and related services	363.1	395.0	385.4
Provision of satellite-based broadcasting and telecommunications services	63.8	56.5	18.2
Service income	0.1	0.1	0.1

Total	427.0	451.6	403.7

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

The Company’s second satellite, APSTAR IA, was launched in July 1996 and commenced commercial service on September 1, 1996. APSTAR IA was replaced by APSTAR VI on June 7, 2005 at 134 degree East. APSTAR IA currently has sufficient fuel to operate at inclined mode no later than April 2013. On May 30, 2005, APT entered into an agreement with NAOC to utilize APSTAR IA through its remaining useful life. The agreement was terminated in January 2007 due to the default of payment. Subsequent to agreement on a term sheet agreed in January 2007, APT had entered into a utilization agreement with PSN on June 8, 2007 to utilize APSTAR IA through the end of its useful life. The agreement was terminated during the year due to the default of payment. The Company is in the process of finalizing a utilization agreement with a future customer during 2009.
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
As at December 31, 2008, the utilization rates of the Group’s transponders on APSTAR V and APSTAR VI were 83.1% and 71.9%, respectively.
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
APT Satellite TV Development Limited (“APT TV”) established a satellite TV broadcasting platform based on the Satellite Television Uplink and Downlink License first granted by the Government of HKSAR in 1999 and was further broadened in March and June 2005 to include APSTAR V and APSTAR VI. To accommodate the future demand for satellite TV program services, enhance the encoding capability of APT TV and further develop the Company’s satellite broadcasting business, APT increased investments in uplinks and downlinks and TV-program transmission and broadcasting facilities. At December 31, 2008, there were 87 channels uplinked through APT TV’s broadcasting service.
CTIA VSAT Network Limited (“CTIA”) directly owned 60% of Beijing Asia Pacific East Communication Network Limited (“BAPECN”) which provides data broadcasting services for the PRC market. Pursuant to a disposal agreement dated April 2, 2008, CTIA’s entire equity interest in BAPECN was sold to an independent third party at a total consideration of RMB4,800,000 (HK$5,328,000). BAPECN held a 35% equity interest in Beijing Zhong Guang Xian Da Data Broadcast Technology Co, Ltd., previously a jointly controlled entity, which was also sold in the same transaction.
Revenue generated from provision of satellite-based broadcasting and telecommunications services was approximately HK$63.8 million, HK$56.5 million and HK$18.2 million (US$2.3 million) for the years ended December 31, 2006, 2007 and 2008, respectively, which represented 15%, 12.5% and 4.5%, respectively, of total revenues for such years.

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
Customers and Services
The Company provides satellite transponder capacity primarily to the broadcasting and telecommunications markets. For the years ended December 31, 2006, 2007 and 2008, the Company’s revenues were derived from the following customer bases:

	Years Ended December 31,
	2006	2007	2008
Broadcasting	33.4%	37.0%	42.7%
Telecommunications	61.7%	58.5%	52.3%
Other service	4.9%	4.5%	5.0%

Revenues from the Company’s five largest customers for the years ended December 31, 2006, 2007 and 2008 were HK$127.9 million, HK$148.8 million and HK$182.4 million (US$23.4million), respectively, which represented 30.0%, 32.9% and 45.2%, respectively, of total revenues. Revenues from the Company’s largest customer represented 8.4%, 8.8% and 12.5%, respectively, of total revenues during such periods.
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
On October 22, 2004, APT entered an agreement with National Astronomical Observatories of the Chinese Academy of Sciences ( “NAOC”) to utilize APSTAR I through the end of its useful life. Under the agreement with NAOC, APT provides the necessary satellite control services for APSTAR I to NAOC until the end of the life of APSTAR IA.
On May 30, 2005, APT entered an agreement with NAOC to utilize APSTAR IA through the end of its useful life. Under the agreement with NAOC, APT provided the necessary satellite control services for APSTAR IA to NAOC. In consideration of the services provided, APT received a payment of approximately US$300 thousand per year from NAOC. The agreement with NAOC was terminated in January 2007 due to the default of payment by NAOC. On June 8, 2007, APT had entered into a utilization agreement in respect of APSTAR IA with another customer PSN but it was later terminated. APSTAR IA is temporarily parked at 130 degrees East and will be drifted from this orbital slot to an orbital slot as designated by a future customer.
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
SUMMARY OF SATELLITE DATA

	APSTAR I	APSTAR 1A	APSTAR IIR	APSTAR V	APSTAR VI
Region covered	North and Southeast Asia	North and Southeast Asia	Europe, Asia, Middle East, Africa	Most of Asia, Australia, New Zealand, Pacific region, Hawaii	Most of Asia, Australia, New Zealand, Pacific region, Hawaii
Status	Operational (inclined mode)	Operational (inclined mode)	Operational	Operational	Operational
Model	HS 376	HS 376	FS 1300	FS1300	SB4100C1
Manufacturers	Hughes	Hughes	SS/Loral	SS/Loral	Alcatel
Transponders
Ku-band	—	—	16	16*	12
C-band	24	24	28	38*	38
Expected end of operational life	not applicable**	not applicable**	2012	2019	2021

*
As at August 13, 2004, APT has taken up 25 C-band and 12 Ku-band transponders of APSTAR V. Four C-band and two Ku-band were released to Telesat Satellite LP, the successor of Loral Orion, on September 28, 2006 and August 18, 2008.

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
APSTAR IA started commercial operations on September 1, 1996. After successful launch and completion of In-Orbit Testing of APSTAR VI, APSTAR IA was replaced on June 7, 2005. APSTAR IA currently has sufficient fuel to work in an inclined orbital mode no later than April 2013. APSTAR IA is temporarily parked at 130 degrees East orbital slot and will be drifted to an orbital slot designated by a future customer.
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

APSTAR V was launched by Sea Launch Limited Partnership on June 29, 2004. APSTAR V, a high powered satellite based on an FS 1300 model satellite manufactured by SS/Loral, is comprised of 38 C-band and 16 Ku-band transponders. The satellite is located at the geostationary orbital slot of 138 degrees East, and the footprints of C-band transponders will cover a majority of the Asian countries in the Asia Pacific region, including China, India, South East Asia, Australia, New Zealand, and the Hawaiian Islands in the United States for provision of high quality and reliable broadcasting and telecommunications services. The footprints of Ku-band transponders are spanning across China (Beam One), and China and India (Beam Two). In-Orbit Test (IOT) was completed on August 13, 2004 and the result showed that all satellite specifications are in line with design and satellite useful life time is estimated to be 15.3 years. APSTAR V started commercial operations upon completion of IOT. All customer carriers on APSTAR I have been successfully migrated to APSTAR V on 138 degrees East. Based on the arrangements entered into by the Company and Loral Orion, title of the APSTAR V remained with Loral Orion. The Company assumed risks and rewards of 37 transponders (“APT Transponders”) for the entire operational life of APSTAR V under finance leases while the risks and rewards relating to the other 17 transponders remained with Loral Orion. The total cost for the communication satellites held under finance leases in connection with the APT Transponders of APSTAR V amounted to US$148.4 million, which has been funded by internal resources and the Bank loan. On September 28, 2006 and August 13, 2008, Loral Orion and Telesat (the successor of Loral Orion) acquired four additional C-band transponders and two additional Ku-band transponders and therefore APT Transponders in APSTAR V have been reduced to 31 transponders.
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
Insurance
APT maintains in-orbit insurance for APSTAR V (for thirty-one transponders) and APSTAR VI. The Company is not aware of any reason why it will not be able to renew the existing insurance for APSTAR V and APSTAR VI. The Company’s insurance policies have standard provisions and customary exclusions. For 2006, 2007 and 2008, the Company spent HK$54.7 million, HK$45.4 million and HK$39.5 million (US$5.1 million), respectively, on in-orbit insurance.
In-orbit Insurance. Satellite in-orbit insurance is purchased on an annual basis. Such insurance provides protection only against the total loss, destruction or failure of the satellite. Total loss is defined as the loss of more than 75% of the satellite’s communications capacity for insured satellites. The in orbit insurance of APSTAR V (thirty-one transponders only) and APSTAR VI has already been renewed until July 6, 2009.
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
Satellite and Ground Operation Facility
APT operates its ground facility of approximately 77,000 square feet consisting of the Satellite Control Center, Network Operation Center and TV uplink Center on a property of approximately 85,000 square feet erected at the Tai Po Industrial Estate, Tai Po, Hong Kong. For details of the property, please refer to the section entitled “Property, plants and equipment” under Item 4. APT employs approximately 42 experienced satellite and communications specialists and engineers to continuously control and monitor APT’s satellites in geostationary orbit, as well as to operate ground teleport and satellite TV uplink services.

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
The Company has completed the installation of satellite broadcasting facilities in the Satellite TV Uplink Center, under the Satellite Television Uplink and Downlink License issued on July 6, 1999. The Satellite TV Uplink Center provides “one stop solution” service to customers such as playout, digital video broadcasting compression, turn around and radio frequency uplink transmission service. As of December 31, 2008, there were up to 87 satellite TV channels being uplink and broadcast for the region.
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
Regional Satellites
Coverage, service and target customers of AsiaSat are very similar to those of APT. AsiaSat 2’s footprint is smaller than that of APSTAR IIR, but AsiaSat 3S, which was successfully launched in March 1999, has a footprint very similar to APSTAR IIR’s footprint. AsiaSat 4 was also successfully launched in April 2003 and provides footprints coverage across Asia and Australia. AsiaSat 5, the replacement satellite of AsiaSat 2, is expected to be launched in the period between July 15, 2009 to August 15, 2009. The Company believes AsiaSat is and will continue to be a major competitor of APT in the Asia Pacific market, including the PRC market.

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
The Company, through APT BVI, indirectly owns 100% of APT. The full list of subsidiaries of APT Group is set forth in Note 18 to the Consolidated Financial Statements.
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
The TT&C operations of APSTAR Systems are conducted through the Company’s Satellite Control Center. The 45,192 square foot site (Site 1) where the TT&C facility is located and the adjacent 39,902 square foot site (Site 2) where Phase II of the Satellite Control Center is located, are held by the Company pursuant to a lease between APT and the Science and Technology Parks Corporation. In early 2000, APT had leased from the Science and Technology Parks Corporation property originally designated as The Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto with approximately 8,919.29 square meters (equivalent to 95,972 square feet) adjacent to its Tai Po Satellite Control Center site for a term expiring June 30, 2047. On March 21, 2001, APT with the Science and Technology Parks Corporation entered into the Cancelled Agreement, which divided the interest of the property originally designated as The Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extensions Thereto between APT and APT Telecom. On March 21, 2001, the Science and Technology Parks Corporation leased the majority portion of that piece of property, totaling 6,903.29 square meters (approximately 74,279 square feet) (Site 3A) (newly designated as the Remaining Portion of Section E of Tai Po Town Lot No. 13 and Extension thereto), to APT Telecom for telecommunications services, and granted a lease of the remaining portion of the property, totaling 2,016 square meters (approximately 21,692 square feet) (Site 3B) (newly designated as Subsection 3 of Section E of Tai Po Town Lot No. 13 and Extensions thereto) to APT by the Second Supplemental Agreement and this piece of property was merged with the property originally leased, Site 1 and Site 2. In order to expand the Company’s satellite operations and control capabilities in preparation for the launch of APSTAR V and APSTAR VI, as well as expand its capabilities with respect to broadcasting and telecommunication services, APT Group completed the construction of Phase II of the Satellite Control Center (“Phase II”) for APSTAR V and APSTAR VI on Site 3B and Site 2. The Company commenced operation of Phase II in February 2002. Phase II, which has a total floor area of approximately 55,540 square feet, is specially designed for providing satellite TV broadcasting platform. Phase II also includes a new data center (approximately 14,700 square feet) for the telecommunications services. Pursuant to a disposal agreement dated October 3, 2008, APT Telecom was sold to an independent third party including the property thereof.
Under the satellite TV broadcasting license granted by the Government of HKSAR, the Company’s wholly-owned subsidiary, APT Satellite TV Development Limited, has developed a satellite television broadcasting platform as part of Phase II. As at December 31, 2008, the Company has invested HK$31.3 million (US$4.0 million) in the facilities. As a result, the Company’s program transmission capacity is increased, strengthening its capacity to meet future demand for satellite TV services.
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

Overview
The Company’s existing satellites provide commercial service to broadcasting and telecommunications customers in the Asia Pacific region. APT’s transponder utilization agreements typically require the payment of a deposit of one calendar quarter’s utilization fee upon signing of the contract, and utilization fees to be paid in advance and provide for renewal options.
Certain aspects of the business of the Company are subject to governmental regulation, including the coordination of orbital slots under the regulations of the ITU and the licensing of the Company’s satellite-related activities in Hong Kong by the HKSAR under the Outer Space Ordinance. Licenses from the HKSAR must be obtained to launch or operate a satellite. APT has obtained licenses covering current and future operation of each of APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V and APSTAR VI. The licenses each require the approval of the HKSAR for any transfer of a beneficial interest in the satellite. Fees with respect to each of these licenses are payable annually at fixed rates. The Company paid aggregate license fees with respect to its satellites of HK$461 thousand (US$59 thousand) to the HKSAR in 2008. Although neither the Joint Declaration nor the Basic Law makes express provision with respect to the Outer Space Ordinance or the regulation of satellite launch and operation or other outer space activities, the Basic Law provides that the laws previously in force in Hong Kong shall be maintained, except for any laws that contravene the Basic Law, and subject to any amendment by the legislature of the HKSAR.
The Company believes that the market for satellite communications will not improve significantly in the coming year due to the current global economic crisis is expected to last for a period of time, the uncertain economic outlook of the Asia Pacific region and increased competition in the transponder services market. However, by beefing up the competitive edge, improving the resource utilization, exploring into new markets and enhancing customer services, the Company believes its market position to remain competitive. At the same time, the Company plans to develop new satellite broadcasting and telecommunications businesses, with a view to maintaining business growth. The Company is currently focusing its sales and marketing efforts on:
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
The APSTAR System, together with their corresponding telemetry, tracking and control systems, have been operating under normal conditions. The Company’s core business remains the provision of satellite transponder capacity and broadcasting services in the Asia Pacific region. In the years of 2007 and 2008, the transponder service market remained highly competitive. The market for satellite communications in the Asia Pacific region remained highly competitive because of the following reasons: (i) there was the increase in new satellite supplies in the region particularly in the China market; and (ii) there was an over-supply in submarine cable capacities, particularly with respect to telecommunication services. The APT Group has achieved growth in utilization rates for APSTAR VI, despite the fierce market competition. The utilization rates of APSTAR V and APSTAR VI were 71% and 65%, respectively as of December 31, 2006, 72% and 59%, respectively as of December 31, 2007 and 83% and 72%, respectively as of December 31, 2008.
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

APT Satellite TV Development Limited (“APT TV”) has established its satellite TV uplink and broadcasting services platform (the “Satellite TV Platform”) for the provision of broadcasting services under a Satellite TV Broadcasting Licence granted by HKSAR. The Company believes that the Satellite TV Platform will help establish a neighborhood effect, whereby the APSTAR System will stimulate more demand for transponder capacities for the APSTAR System. As at December 31, 2008, APT TV has carried up to 87 satellite TV channels for the broadcasters in the region. APT Telecom was re-organized on September 10, 2003 in response to the continued downturn in the market for telecommunication services and the oversupply of submarine cable capacities. After the reorganization, APT Telecom Services Limited continued to provide telecommunication services under the Fixed Carrier License approved by OFTA in October 2003. The Company believes that the provision of broadcasting service and telecommunication service offerings to its customers provides an important competitive advantage with respect to customers who desire a “one-stop” shop in communications services.
Amid the global financial crisis, the Company projects that the broadcasting and telecommunication businesses in the Asia Pacific region will be subject to uncertainties in the ensuing years. The transponder service market will be highly competitive due to excess capacity in the transponder market in the region particularly China market. The Company will endeavor to expand in the overseas market so as to further increase the satellite utilization and improve the Company’s performance.
An analysis of the sources of the Company’s revenues by business segment for the three years ended December 31, 2008 is shown in Item 4 “Information on the Company — Business Overview”. The following table sets forth, for the periods indicated, the percentage of revenues from continuing operations represented by certain revenue and expense items in the Company’s statements of operations.

	2006	2007	2008

Statement of Operations Data:
Turnover	100%	100%	100%
Costs and expenses:
Cost of services	79.2%	69.7%	68.8%
Administrative expenses	20.9%	18.1%	21.0%

Total costs and expenses	100.1%	87.8%	89.8%

	(0.1%)	12.2%	10.2%

Profit/(Loss) before taxation	(5.7%)	5.6%	22.8%
Profit/(Loss) for the year	(18.9%)	1.0%	12.3%
An analysis of the source of the Company’s turnover by geographical area for the years ended December 31, 2006, 2007 and 2008 is as follows:

	2006		2007		2008
	Amount	% of	Amount	% of	Amount	% of
	(HK$ in	Total	(HK$ in	Total	(HK$ in	Total
	millions)	Revenues	millions)	Revenues	millions)	Revenues
The People’s Republic of China:
Hong Kong	60.3	14.1%	65.1	14.4%	54.3	13.5%
Other regions	207.4	48.6%	170.7	37.8%	165.2	40.9%
Singapore	49.8	11.7%	61.5	13.6%	54.0	13.4%

USA	0.4	0.1%	0.4	0.1%	—	0%
Indonesia	50.4	11.8%	90.5	20.1%	77.2	19.1%
Others	58.7	13.7%	63.4	14.0%	53.0	13.1%

	427.0	100%	451.6	100%	403.7	100%

The Company has not incurred any research and development expenditure for the years ended December 31, 2006, 2007 or 2008.
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
Trade receivables and other receivables
The management of the Company estimates the provision required for the potential non-collectability of receivables at each balance sheet date based on the aging of its customer accounts and its historical write-off experience, net of recoveries. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customers’ current credit worthiness. The Company does not make a general provision on its trade receivables and other receivables, but instead, makes a specific provision on its accounts receivables and other receivables. Hence, the Company continuously monitors collections and payments from customers and maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the customers of the Company were to deteriorate, actual write-offs would be higher than estimated.
As disclosed in Note 21(b) to the Consolidated Financial Statements for the years ended December 31, 2006, 2007 and 2008, the Company has written off trade receivable at the amount of nil, HK$5.2 million and HK$187 thousand (US$24 thousand) respectively. For the years ended December 31, 2006, 2007 and 2008, the Company recognized impairment provisions for doubtful receivables in the amounts of HK$7.9 million, HK$80 thousand and HK$5.8 million (US$0.7 million), respectively. If the financial condition of the Company’s customers were to deteriorate, additional allowances may be required.
The Company periodically reviews the carrying amounts of its trade receivables to determine whether there is any indication that any trade receivables need to be written off. If the Company becomes aware of a situation where a customer will not be able to meet its financial obligations due to change of contact information by the customer without notification or after seeking professional advice from lawyers or debt collection agent that the probability of recovery is remote, the Company would write off the account receivable.

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
The Company conducted a review of the Company’s property, plant and equipment to determine whether certain assets were impaired as the recoverable amount may be less than their carrying amounts. For the year ended December 31, 2006, the Company conducted an impairment review on those equipment and concluded that no further impairment was required. For the year ended December 31, 2007 and 2008, impairment loss of HK$98 thousand and HK$8.4 million (US$1.1 million), respectively, in respect of communication satellite equipment had been recognised and charged to the statement of operations. The increase in impairment loss in 2008 was primarily due to the Company’s expected future revenues to be generated on certain assets being lower than originally projected.
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
For details, please refer to Note 34 of “Consolidated Financial Statements” of the Company.
Change in accounting policies
The IASB has issued a number of new Interpretations and an amendment to IFRSs that are first effective for the current accounting period commencing January 1, 2008 or available for early adoption.

These developments have had no material impact on the Group’s financial statements as either they were consistent with accounting policies already adopted by the Group or they were not relevant to the Group’s operations.
The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. (see Note 41 of “Consolidated Financial Statements”).
Commitments and Contingencies
In the ordinary course of its business, the Company enters into commercial commitments for various aspects of operations, such as repair and maintenance. However, the Company believes that those commitments will not have a material effect on the Company’s financial condition, results of operations or cash flows.
The following tables aggregate the contractual obligations and other commercial commitments of the Company as of December 31, 2008 (HK$ in millions):
Contractual Obligations:

	Payments due by period
		Less than	1–3	4–5	After
	Total	1 year	years	years	5 years
Purchase obligations of the Company (1)	1.5	1.5	—	—	—
Operating leases (2)	0.4	0.4	—	—	—

Total contractual obligations	1.9	1.9	—	—	—

Other Commercial Commitments:

	Amount of commitment expiration per period
	Total
	amounts	Less than	1 – 3	4 – 5	After
	committed	1 year	years	years	5 years
Deposit received	23.1	—	23.1	—	—
Rental received in advance	40.6	40.6	—	—	—
Deferred income	209.4	—	30.6	23.6	155.2

Total commercial commitments	273.1	40.6	53.7	23.6	155.2

(1)	This line item represents various purchase commitments entered into with the Company’s suppliers due to the long lead times required before the satellites become operational.

(2)	This line item represents future minimum payments under operating leases with remaining terms of one year or more.
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
Results of Operations
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Total Turnover. Total turnover for the year ended December 31, 2008 were HK$403.7 million (US$51.8 million), a decrease of HK$47.9 million, or 10.6%, as compared to total revenues of HK451.6 million for the same period in 2007. The decrease of revenues in 2008 was primarily due to termination of wholesale voice services in the second half of 2007, and disposal of an operating subsidiary, Beijing Asia Pacific East Communication Network Limited on April 2, 2008; the turnover of this subsidiary was included in the consolidated income statement up to the date of disposal.
Cost of Services. The major components of cost of services include depreciation and amortization, orbital slot management fees, in-orbit insurance and satellite operations services charges. The cost of services, including depreciation and amortization for the year ended December 31, 2008 was HK$277.6 million (US$35.6 million), a decrease of HK$37.2 million or 11.8% when compared to the cost of HK$314.8 million for the year ended December 31, 2007. The decrease of cost of services in 2008 was primarily due to termination of wholesale voice services in the second half of 2007, and disposal of Beijing Asia Pacific East Communication Network Limited. Also, depreciation and amortization for the year ended December 31, 2008 was HK$214.8 million (US$27.5 million), a decrease of HK$7.9 million or 3.5% as compared to depreciation and amortization of HK$222.7 million for the year ended December 31, 2007. This decrease was mainly due to the disposal of the four transponders in August 2008. No such depreciation has been provided since disposal and therefore, the depreciation and cost of services have decreased for the year.
Gross Profit. Gross profit for the year ended December 31, 2008 were HK$126.1 million (US$16.2 million), a decrease of HK$10.7 million, or 7.8%, as compared to gross profit of HK$136.8 million for the same period in 2007. The decrease of gross profit in 2008 was due to all of the factors discussed above.
Other Net Income. The major components of other net income consist of interest income and gain on disposal of property, plant and equipment. The other net income for the year ended December 31, 2008 was HK$68.9 million (US$8.8 million), an increase of HK$42.6 million as compared to HK$26.3 million for the year ended December 31, 2007. This increase was mainly due to the net effect of the decrease in interest income and increase in gain on disposal of property, plant and equipment. The interest income was HK$11.4 million (US$1.5 million) in the year ended December 31, 2008, a decrease of HK$10.8 million, or 48.6%, as compared to the interest income of HK$22.2 million for the year ended December 31, 2007, which was largely a result of decrease in interest rates on bank deposits and bank balance. Gain on disposal of property, plant and equipment was HK$51.6 million (US$6.6 million) in the year ended December 31, 2008, compared to HK$261 thousand for the year ended December 31, 2007. The increase in gain on disposal of property, plant and equipment was primarily due to a gain on the sale of four transponders to Telesat in 2008 of HK$51.5 million. There was no such income in 2007. According to a series of agreements with Loral Orion (which subsequently became Telesat), Loral Orion has an option to take up to 8 transponders. On August 18 2008, it exercised the option to take up 4 transponders. The sale of these transponders is not expected to have a significant impact to the Company’s overall future operation and service offering.
Administrative Expenses. The major components of administrative expenses include staff costs, office rental expenses, office general expenses, provision for bad and doubtful receivables, marketing and promotion expenses and professional fee. Administrative expenses for the year ended December 31, 2008 were HK$84.8 million (US$10.9 million), an increase of HK$2.9 million, or 3.5%, as compared to administrative expenses of HK$81.9 million for the year ended December 31, 2007. The increase of administrative expense was mainly due to an impairment loss for trade and other receivables provided for during the year.

Impairment Loss Recognized for Property, Plant and Equipment. Impairment loss for communication satellite equipment for the year ended December 31, 2008 were HK$8.4 million (US$1.1 million), compared to impairment loss for communication satellite equipment of HK$98 thousand for the year ended December 31, 2007. On an annual basis, the Company performs an impairment analysis of fixed assets. The analysis is based on all relevant internal and external information available, including technology changes, market conditions, the economic and legal environment, and management’s long-term business strategy, in determining whether the estimated recoverable amount of these assets is less than their carrying amount. The impairment loss in 2008 was due to certain additional assets being impaired as the future revenues to be generated were lower than the Company originally projected. Based on the results of the review, an impairment loss of HK$8.3 million in respect of a communication satellite, APSTAR IA, and TV uplink and broadcasting equipment has been recognized and charged to statement of operations.
Finance Costs. For the year ended December 31, 2008, the Company incurred finance costs of HK$24.8 million (US$3.2 million) representing interest expenses of HK$22.0 million incurred under the Bank loan and other related finance costs of HK$2.8 million. For the year ended December 31, 2007, the Company incurred finance costs of HK$55.3 million representing interest expenses of HK$52.2 million incurred under the Bank loan and other related finance costs of HK$3.1 million. The decrease of finance costs was due to accelerated repayment of the bank loan during 2008.
Share of Results of Jointly Controlled Entities. Share of profit of jointly controlled entities was HK$2.4 million (US$0.3 million) for the year ended December 31, 2008, an increase of HK$3.3 million as compared to the share of loss of jointly controlled entities of HK$0.9 million for the year ended December 31, 2007. The increase of share of results of jointly controlled entities was mainly due to recognition of a revaluation gain of HK$2.6 million on investment properties held by a jointly controlled entity.
Gain on disposal of a subsidiary. Gain on disposal of a subsidiary was HK$3.2 million (US$0.4 million) for the year ended December 31, 2008. The Company sold its entire equity interest in Beijing Asia Pacific East Communication Network Limited on April 2, 2008, realizing a gain of HK$3.2 million. There was no such income in 2007. Details of gain on disposal of a subsidiary are set out in Note 9 of the “Consolidated Financial Statements” of the Company.
Gain on disposal of a jointly controlled entity. Gain on disposal of a jointly controlled entity was HK$9.6 million (US$1.2 million) for the year ended December 31, 2008. The Company sold its entire equity interest in APT Satellite Telecommunications Limited (“APTT”) on October 3, 2008, realizing a gain of HK$9.6 million. There was no such income in 2007. According to an option purchase agreement entered in 2007 between the shareholders of APTT (in which the Company was a shareholder) and NTT Com Asia Limited (“NTT”), NTT may exercise the option to acquire all equity interest in APTT, a jointly controlled entity primarily engaged in the business of property holding. The option was exercised during the year. The sale of APTT is not expected to have a material impact to the Company’s overall operations and core business. Details of gain on disposal of a jointly controlled entity are set out in Note 10 of the “Consolidated Financial Statements” of the Company.
Income Tax. Income tax expense was HK$42.6 million (US$5.5 million) for the year ended December 31, 2008, an increase of HK$22.2 million as compared to the income expense of HK$20.4 million for the year ended December 31, 2007. The increase in income tax expenses was due to an increase in our profit tax and a tax provision of HK$14.4 million in respect of disposal of certain transponders. In 2007, a subsidiary of the Company was requested to supply information to the Inland Revenue Department (“IRD”) in respect of the nature of the gain arising from the disposal of certain transponders in 2006 and as to whether such transaction should be taxable. Management believes such transaction should be treated as capital in nature and is in the process of gathering relevant documentary evidence to support its position; however, due to the difficulty assessing the probability of success of claiming the gain as non-taxable in nature, a tax provision was made in respect of such transaction as of December 31, 2008. Details on income tax are set out in Note 6 of the “Consolidated Financial Statements” of the Company.
Profit for the year. Profit for the year ended December 31, 2008 was HK$49.5 million (US$6.3 million), an increase of HK$44.8 million as compared to the net profit of HK$4.7 million for the year ended December 31, 2007. This increase of profit for the year was due to all of the factors discussed above.

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
Other Net Income. The major components of other net income consist of interest income and gain on disposal of property, plant and equipment. The other net income for the year ended December 31, 2007 was HK$26.3 million (US$3.4 million), a decrease of HK$11.2 million as compared to HK$37.5 million for the year ended December 31, 2006. This decrease was mainly due to the net effect of the increase in interest income and decrease in gain on disposal of property, plant and equipment. The interest income was HK$22.2 million (US$2.8 million) in the year ended December 31, 2007, an increase of HK$4.6 million, or 26.1%, as compared to the interest income of HK$17.6 million for the year ended December 31, 2006, which was largely as a result of increase in interest rates on bank deposits and bank balance for the first half year of 2007. Gain on disposal of property, plant and equipment was HK$261 thousand (US$33 thousand) in the year ended December 31, 2007, a decrease of HK$17.3 million, or 98.5%, as compared to the gain on disposal of property, plant and equipment of HK$17.6 million for the year ended December 31, 2006, which was due to the sale of two transponders to a vendor in 2006. There was no such income in 2007.
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
Impairment Loss Recognized for Property, Plant and Equipment. Impairment loss for communication satellite equipment of HK$98 thousand was recognized for the year ended December 31, 2007 was due to certain additional assets being impaired as the recoverable amount of these assets estimated to be less than their carrying amount. According, an impairment loss of HK$98 thousand in respect of communication satellite equipment has been recognized and charged to statement of operations. In 2006, the Company conducted an impairment review on those equipment and concluded that no impairment was required.
Finance Costs. For the year ended December 31, 2007, the Company incurred finance costs of HK$55.3 million (US$7.1 million) representing interest expenses of HK$52.2 million incurred under the Bank loan and other related finance costs of HK$3.1 million. For the year ended December 31, 2006, the Company incurred finance costs of HK$64.1 million representing interest expenses of HK$60.5 million incurred under the Bank loan and other related finance costs of HK$3.6 million. The decrease of finance costs was due to pay down of principal during 2007.

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
Income Tax. Income tax expense was HK$20.4 million (US$2.6 million) for the year ended December 31, 2007, a decrease of HK$35.7 million as compared to the income expense of HK$56.1 million for the year ended December 31, 2006. The decrease in income tax expenses was mainly due to a net deferred tax liability of HK$42.8 million recognized as a result of settlement of tax dispute with Hong Kong’s Inland Revenue Department (the “IRD”) in 2006 in relation to APSTAR IIR. Details of income tax are set out in Note 6 of the “Consolidated Financial Statements” of the Company.
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
Liquidity and Capital Resources
Sources of Cash and Credit Available
Since the Company’s initial public offering in 1996, it has financed its operations primarily through cash flows from operations. As of December 31, 2008, the Company had HK$121.5 million (US$15.6 million) of available cash, and HK$808 thousand (US$104 thousand) of restricted cash. It is expected that the operations of the Company for the foreseeable future will be funded through cash flows from operations. As of December 31, 2008, all amounts due under our credit facility were repaid and the credit facility was terminated.
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
Contractual Obligations and Other Commercial Commitments
For capital commitments in respect of capital expenditures, see “Item 5. Commitments and Contingencies.”

Cash Flow Items
Net Cash Provided by Operating Activities
Net cash provided by operating activities amounted to HK$294.7 million (US$37.8 million) for the year ended December 31, 2008, an increase of HK$25.7 million, or 9.6%, compared to net cash provided by operating activities of HK$269.0 million for the year ended December 31, 2007. The increase in net cash provided by operating activities over the period was mainly due to settlement of the trade receivables for 2008 being faster than that of 2007 as a result of more stringent credit policies put in place.
Net Cash Generated from Investing Activities
Net cash generated from investing activities was HK$219 million (US$28.1 million) for the year ended December 31, 2008, an increase of HK$202.5 million, compared to net cash used in investing activities of HK$16.5 million for the year ended December 31, 2007. Proceeds of HK$141.5 million were received from the disposal of four transponders to a vendor in 2008 with no similar receipt in 2007.
Net Cash Used in Financing Activities
Net cash used in financing activities was HK$706.7 million (US$90.6 million) for the year ended December 31, 2008, an increase of HK$389.4 million, compared to net cash provided by financing activities of HK$317.3 million for the year ended December 31, 2007. The increase in net cash used in financing activities over the period was primarily the result of increased repayment of bank borrowings of HK$430.1 million (US$55.1 million) in 2008.
Financing
On December 16, 2002, APT entered into a US$240 million secured term bank loan with Industrial and Commercial Bank of China and Bank of China (Hong Kong) Limited. The Bank loan was amended by a Deed of Amendment and Restatement on October 27, 2004 and Second Deed of Amendment and Restatement on May 18, 2005. The first amendment amended certain terms of the Bank loan for the purpose of adjusting for the cancellation of the unutilized portion relating APSTAR V satellite and APSTAR VI backup satellite. Accordingly, the maximum aggregate amount under the Bank loan was reduced to US$165 million and certain financial covenants were amended. The second amendment extended the availability period of drawing under the Bank loan with respect to APSTAR VI to June 30, 2005 and amended the financial covenants. For detail of the restrictive financial covenants, please refer to Note 29(b) of the “Consolidated Financial Statements” of the Company. The Group has fully repaid all amounts borrowed under the Loan Facility during the 2008 fiscal year.
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
Other
Exchange Rates
Substantially all of APT’s historical revenues from transponder capacity utilization, premiums for satellite launch and in-orbit insurance coverage, debt service and capital expenditures have been denominated in US Dollars. The remaining revenues and expenses have been primarily denominated in Hong Kong Dollars, which are fully convertible into US Dollars, and the exchange rates for that currency against the US Dollar have been pegged since 1983. As the exchange rate between the Hong Kong Dollar and the US Dollar has been pegged, the Company does not engage in or plan to engage in hedging activities to offset risks of exchange rate fluctuations. There can be no assurance that the exchange rates will remain stabilized in the future. See “Exchange Rate Information.” On December 31, 2008, all of the Company’s material contracts and obligations were denominated in US Dollars.
Inflation
Inflation has not materially affected the Company’s operations during its operating history.
Taxation
The Company’s profit for the years ended December 31, 2006, 2007 and 2008 which are deemed to be Hong Kong-sourced and subject to Hong Kong profits tax, was levied at the rate of 17.5%, 17.5% and 16.5%, respectively. Offshore interest income and capital gains derived by the Company are not subject to Hong Kong profits tax.
In February 2008, the Hong Kong Government announced a decrease in the Profits Tax rate from 17.5% to 16.5% applicable to the Group’s operations in Hong Kong as from the year ended December 31, 2008. This decrease is taken into account in the preparation of the Group’s 2008 financial statements. Accordingly, the provision for Hong Kong Profits Tax for 2008 is calculated at 16.5% (2007: 17.5%; 2006: 17.5%) of the estimated assessable profits for the year and the opening balance of deferred tax has been re-estimated accordingly.

The overseas withholding tax was charged at the rate of 3.75% to 20% on transponder utilization income during 2006, 2007 and 2008, respectively.
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
The directors and executive officers of APT Holdings as at May 8, 2009 are set forth below.

			Date First
			Elected or
Name	Age	Position	Appointed
Executive Directors
Cheng Guangren	46	Director and President	2008
Tong Xudong	45	Director and Vice President	2004
Qi Liang	47	Director and Vice President	2008

Non-executive Directors
Rui Xiaowu	50	Chairman	2006
Lim Toon	66	Director	1993
Yin Yen-liang	58	Director	2003
Wu Zhen Mu	63	Director	1998
Yong Foo Chong	42	Director	2007
Tseng Ta-mon	51	Alternate Director to Yin Yen-liang	2003

Independent Non-executive directors
Huan Guocang	59	Director	2002
Lui King Man	54	Director	2004
Lam Sek Kong	49	Director	2007
Cui Liguo	39	Director	2007

Executive Officers
Lo Kin Hang, Brian	52	Vice President & Company Secretary	2002/1996
Chen Xun	38	Vice President	2004
Yang Qing	45	Vice President	2004
Yu Yong	48	Vice President (appointed April 7, 2009)	2009

Executive Directors
Mr. CHENG Guangren, aged 46, was appointed as the Executive Director and President of the Company on 20 June 2008. Mr. Cheng is also the authorized representative of the Company. He is responsible for the overall management of the Company. Mr. Cheng is also the Director of APT Satellite Company Limited, APT Satellite Investment Company Limited, Acme Star Investment Limited, APT Satellite Telewell Limited, APT Satellite Vision Limited, APT Satellite TV Development Limited, Skywork Corporation, Middle East Ventures Limited, Ying Fai Realty (China) Limited, APT Telecom Services Limited, APT Satellite Global Company Limited, APT Satellite Enterprise Limited and APT Satellite Link Limited, subsidiaries of the Company. Mr. Cheng is also the Director of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Cheng graduated from the Harbin Institute of Technology in the Department of Management Science and Engineering in 1984 and accredited as Doctor of Management and Senior Engineer. Currently, Mr. Cheng is the Board Chairman of China Direct Broadcast Satellite Company Limited and concurrently the Deputy Chief Economist of China Aerospace Science & Technology Corporation. China Aerospace Science & Technology Corporation is one of the shareholders of APT International, the substantial shareholder of the Company. China Direct Broadcast Satellite Company Limited is an enterprise in China jointly established by China Satellite Communications Corporation and Sino Satellite Communications Company Limited (“Sinosat”). Mr. Cheng had been working for the former Ministry of Space Industry of PRC in respect of legal affairs and legal consultant for the enterprises and institutions during the period from 1984 to 1988; he had been working for China Great Wall Industry Corporation in respect of business and project management for the launching of the Long March launch vehicle and satellite during the period from 1988 to 1993; he had been the management for Sinosat from 1994 to April 2008 and had also been its Director of Board and Executive Vice President since 1994 and had also been its Director of Board and President since 1999. He is one of the founders of Sinosat and has been appointed as the Non-Executive Director of Sinosat since 12 August 2008. He has been working in the field of space industry for over 20 years and has professional skills and rich experience in the management of satellite operation. In 2004, he won the 2nd session Excellent Young Entrepreneurs Award of Beijing.
Mr. TONG Xudong, aged 45, was appointed as the Executive Director and Vice President of the Company in March and April of 2004, respectively. Mr. Tong is also the member of the Nomination Committee and the Remuneration Committee of the Company. Mr. Tong is also the Director of APT Satellite Company Limited, APT Satellite Investment Company Limited, APT Satellite Vision Limited, APT Satellite TV Development Limited, APT Satellite Global Company Limited, APT Satellite Enterprise Limited, APT Satellite Link Limited, Middle East Ventures Limited, APT Communication Technology Development (Shenzhen) Company Limited and CTIA Vsat Network Limited, subsidiaries of the Company. He is also the Director of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Tong graduated from Nanjing Aeronautic Institute in 1985 and obtained a master degree from Beijing Institute of Space Mechanics and Electricity, Chinese Academy of Space Technology in 1988. Immediately after his graduation, he served for the Beijing Institute of Space Mechanics and Electricity. In 1993, he further pursued his studies in Samara University of Aeronautics and Astronautics, Russia. From May 1995 to June 2000, he served as the Vice-Director of Beijing Institute of Space Mechanics and Electricity and was appointed as professor in 1998. From June 2000 to December 2003, he was the Director of the same Institute. In 2003, he was appointed as the Vice-President of Chinese Academy of Space Technology. Mr. Tong is a standing committee member of Chinese Society of Space Research and Chairman of the Committee of Recovery and Reentry, Chinese Society of Astronautics.
Mr. QI Liang, aged 47, was appointed as the Executive Director and Vice President of the Company on 20 June 2008. Mr. Qi is also the Member of each Nomination Committee and Remuneration Committee of the Company. He is also the Director of APT Satellite Company Limited, APT Satellite Investment Company Limited, Acme Star Investment Limited, APT Satellite Telewell Limited, APT Satellite Vision Limited, APT Satellite TV Development Limited, Skywork Corporation, Middle East Ventures Limited, APT Telecom Services Limited, APT Satellite Global Company Limited, APT Satellite Enterprise Limited, APT Satellite Link Limited and Haslett Investments Limited, subsidiaries of the Company. Mr. Qi was also appointed as the Director of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Qi graduated from the Beijing College of Finance and Commerce in Finance major in 1986. He has been the Post-graduate of Monetary and Banking, Finance Department from the Chinese Academy of Social Sciences since 1998 and accredited as Senior Economist. Currently, he is the Deputy Chief Accountant for China Satellite Communications Corporation (“ChinaSat”). ChinaSat is the holding company of one of the shareholders of APT International, the substantial shareholder of the Company. Mr. Qi had been working for the Official of the Finance Department of Beijing Planning Committee during the period from 1986 to 1988; he had been the Assistant Economist of the Finance Department of National Agriculture Investment Co., the Economist of the Finance and Equipment Planning Bureau of the Supreme Court, the Economist of the Beijing Stocks Department of China Rural Development Trust & Investment Co. during the period from 1988 to 1994; he had been the assistant to the director, deputy director, vice manager of the Administration Department, vice president of the Chang’an Avenue Division and Wanshou Road Division, president, and senior economist of the China Merchants Bank Beijing Branch during the period from 1994 to 2004; he had been the Assistant to the President, and concurrently the General Manager of the Finance Department of China Aerospace International Holdings Limited.

Non-Executive Directors
Mr. RUI Xiaowu, aged 50, was appointed as the Non-Executive Director and Chairman of the Company in December 2006. Mr. Rui is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also the Chairman of the board of directors of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Rui is a Master’s Postgraduate. He was accredited as a Research Fellow in 1999 and was awarded by the State Council of China as the Winner of “Government Special Allowance” in 1996. Currently, Mr. Rui is the General Manager of China Satellite Communications Corporation, the holding company of one of the shareholders of APT International, the substantial shareholder of the Company. In 1982 Mr. Rui graduated from the Science & Technology University for National Defense of China in Computer Software Major and had been studying Master’s Degree in Computer Aided Engineering at the 710 Research Institute of the former Ministry of Aerospace Industry of China during the period from 1982 to 1985, and participated works at the 710 Research Institute in the same year. Thereafter, he had been the Engineer, Division Director of the Business Marketing Division, Vice President, President of the 710 Research Institute; he had been the Business Assistant to General Manager and Director General of the Business Planning & Marketing Department, Business Assistant to General Manager and Director General of the Marketing Department of China Aerospace Science & Technology Corporation since 2000; he had also been appointed as the Vice Chairman of Sino Satellite Communications Company Limited since 2001; he had been appointed as the Assistant to General Manager of China Aerospace Science & Technology Corporation since 2002; he had also been appointed as the Chairman of China Spacesat Company Limited (a corporation listed on the Shanghai Securities Exchange in China) during the period from 2002 to 2005; he had been appointed as the Chairman & President and Chairman of China Aerospace International Holdings Limited and CASIL Telecommunications Holdings Limited, respectively (both of them are corporations listed on the Stock Exchange of Hong Kong) during the period from 2002 to 2006; and he had been appointed as the Deputy General Manager of China Aerospace Science & Technology Corporation during the period from 2005 to 2006.
Mr. LIM Toon, aged 66, has been a Director of APT Satellite Company Limited since February 1993 and was appointed as the Non-Executive Director of the Company in October 1996. Mr. Lim is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. Mr. Lim is also the Director of APT Satellite International Company Limited, the substantial shareholder of the Company. In 1966, Mr. Lim graduated from the University of Canterbury in New Zealand, with a first class honours degree in Engineering. In 1975, Mr. Lim obtained a Postgraduate Diploma in Business Administration from the University of Singapore. He attended the Advanced Management Programme at Harvard Business School in 1992. He had been the Chief Operating Officer of SingTel, the holding company of one of the shareholders of APT Satellite International Company Limited, since April 1999 and had worked for Singapore Telecom since 1970, serving in various appointments of engineering, radio services, traffic operations, personnel & training and information systems departments. He was appointed Executive Vice President of Network Services in April 1989 and Executive Vice President of International Services in April 1994. He was awarded the Efficiency Medal in 1978 and the Public Administration Medal (Gold) in 1991 by the Singapore government. He is presently a Director of a number of overseas companies. Mr. Lim has retired from SingTel on 26 February 2006.
Dr. YIN Yen-liang, aged 58, was appointed as the Non-Executive Director of the Company in January 2003. Dr. Yin is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. Dr. Yin is also the Director of APT Satellite International Company Limited, the substantial shareholder of the Company. Dr. Yin graduated with an MBA Degree from National Taiwan University in 1983 and received the PhD Degree in Business Administration from National Chengchi University in 1987. He has been President of the Ruentex Group, the holding company of one of the shareholders of APT Satellite International Company Limited, since 1994 and concurrently holding the position of Executive Director of SinoPac Holdings Co., Ltd., Executive Director of Bank SinoPac, Director of Acer Incorporate, Chairman of Aetna SinoPac Credit Card Company Limited.
Mr. WU Zhen Mu, aged 63, was appointed as the Non-Executive Director of the Company in June 1998. Mr. Wu is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. Mr. Wu is also the Director of APT Satellite International Company Limited, the substantial shareholder of the Company. Mr. Wu graduated in Manufacturing Engineering of the Beijing Institute of Aeronautics in 1969 and obtained a Master’s degree in Electro-Mechanical Automation in the same institute in 1981. He was a lecturer in Zhengzhou Institute of Aeronautics from 1970 and 1979 and had been a lecturer, associate Professor and Professor in Beijing University of Aeronautics and Aerospace from 1982 to 1993. Since then, he has been appointed as a Professor of the Commission of Science and Technology of China Aerospace Corporation.

Mr. YONG Foo Chong, aged 42, was appointed as the Non-Executive Director of the Company in March 2007. Mr. Yong is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. Mr. Yong is also the Director of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Yong holds an Honours Degree in Electrical & Electronic Engineering from the National University of Singapore, specializing in communication technology. Mr. Yong has worked for Singapore Telecommunications Limited (“SingTel”), the holding company of one of the shareholders of APT International which is the substantial shareholder of the Company, since 1998, serving in various appointments. Currently, Mr. Yong is the Head of Satellite for SingTel overseeing the fixed and mobile satellite business and infrastructure and also the director of Singasat Private Limited, a wholly owned subsidiary of SingTel, which is one of the shareholders of APT International. Prior to the current appointment in 2006, he was the Senior Director of Corporate Business Marketing and was responsible for the global marketing of B2B solutions. Mr. Yong had a 2-year stint as the Director of SingTel’s Optus Business Marketing and Product Management based out of Sydney, Australia, whose responsibility was to revamp the entire marketing and product strategy, which included steering the B2B business towards new strategic directions such as IP convergence and SME solutions investment. He was also responsible for strategic bid management which secured many key government and Australian MNC contracts. In 2001, Mr. Yong also helped the Corporate Business Group implement various strategic initiatives such as building a pan-Asian network of managed hosting data centers and was later appointed as Chief Operation Officer of the managed hosting business unit of SingTel. Before joining SingTel, Mr. Yong spent more than seven years in the ICT industry and held specialist and management positions in leading MNCs gaining significant successes and experiences in the area of Telecom Network Management. Apart from holding the current appointment with SingTel, Mr. Yong is also a board member of Asia Pacific Satellite Communications Council starting January 2007.
Mr. TSENG Ta-mon, aged 51, was appointed as an Alternate Director to Dr. Yin Yen-liang, the Non-Executive Director of the Company, in September 2004. He had been the Non-Executive Director of the Company from July 2003 to September 2004. Mr. Tseng is also the Alternate Director to Dr. Yin Yen-liang, the director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. Mr. Tseng is also the Alternate Director to Dr. Yin Yen-liang, the director of APT Satellite International Company Limited, a substantial shareholder of the Company. Mr. Tseng graduated with an LL.B. Degree from National Chengchi University in 1980 and subsequently received the LL.M. Degree from University College London in 1982 and the LL.B. Degree from B.A. at University of Cambridge in 1984 respectively. He also graduated from the Inns of Court School of Law of Middle Temple in 1985 and became Barrister-at-Law in the same year. He was the Specialist of the Board of International Trade from 1985 to 1987. He was also the Partner of Dong & Lee from 1987 to 1992. He has been the Counsel of the Ruentex Group, the holding company of one of the shareholders of APT Satellite International Company Limited, since 1992.
Independent Non-Executive Directors
Dr. HUAN Guocang, aged 59, was appointed as an Independent Non-executive Director of the Company in August 2002. Dr. Huan is the member of the Audit Committee and the Remuneration Committee of the Company. He is also the Chairman of the Nomination Committee of the Company. Dr. Huan is the Managing Partner of Primus Pacific Partners Limited (“Primus”). Before joining Primus, he was the Head of Investment Banking, Asia Pacific of The Hongkong and Shanghai Banking Corporation Limited and was the Managing Director and Co-Head of Investment Banking, Asia Pacific of Salomon Smith Barney. Dr. Huan has been joining investment banking sector since 1987 and has held senior positions at the Brookings Institution, the Atlantic Council of the U.S., J.P. Morgan & Co., BZW Asia Limited, and Columbia University. Dr. Huan holds a Ph.D. degree from Princeton University, Master of Arts from Columbia University and Master of Arts from the University of Denver.

Dr. LUI King Man, aged 54, was appointed as an Independent Non-Executive Director of the Company in August 2004. Dr. Lui is the Chairman of the Audit Committee and the Remuneration Committee of the Company. He is also the member of the Nomination Committee of the Company. Dr. Lui has been a practising Certified Public Accountant in Hong Kong since 1989, and established his accounting firm K.M. LUI & CO in the same year. Before commencing his own practising, Dr. Lui had worked with an international accounting firm and a listed commercial bank. Dr. Lui received the accountancy education in United Kingdom in 1980 and attained professional accountant qualification in 1985. He is a Fellow of The Chartered Association Of Certified Accountants and Associate member of The Hong Kong Institute Of Certified Public Accountants. Dr. Lui obtained an MBA Degree from Heriot-Watt University in 1997 and received a Doctoral Degree in Business Administration from The University of Hull in 2004. Dr. Lui has over 27 years experience in accounting, finance, business acquisition and auditing fields. He has been a consultant of a number of commercial and non-commercial organizations.
Dr. LAM Sek Kong, aged 49, was appointed as the Independent Non-Executive Director of the Company in July 2007. Dr. Lam is also the Member of each of the Audit Committee, Nomination Committee and Remuneration Committee of the Company. Dr. Lam graduated from the University of Hong Kong in 1984. He is a partner of Messrs. S.K. Lam, Alfred Chan & Co. He has been practicing law in Hong Kong since 1987. Dr. Lam is a member of the Hong Kong Society of Notary Public, a member of the China Appointed Attesting Officers Association in Hong Kong and a member of the Chartered Institute of Arbitrators (UK). Dr. Lam is also admitted as advocate and solicitor of the High Court of Singapore, barrister and solicitor of the Supreme Court of Australian Capital Territory, legal practitioner of the Supreme Court of New South Wales and barrister in federal court of Australia. Dr. Lam holds a bachelor degree and a master degree in laws from the University of Hong Kong, a master degree in laws from the University of Peking and a Ph.D. degree in laws from the Tsinghua University.
Mr. CUI Liguo, aged 39, was appointed as the Independent Non-Executive Director of the Company in July 2007. Mr. Cui is also the Member of each of the Audit Committee, Nomination Committee and Remuneration Committee of the Company. Mr. Cui graduated from the faculty of economic law of the China University of Political Science and Law in 1991, and commenced his legal practice in PRC in 1993. He founded the Guantao Law Firm in 1994, and is acting as a Founding Partner and the officer of its Management Committee. Mr. Cui has over 14 years of experience in legal sector, and holds independent directorship in the board of directors of several companies, such as UBS SDIC Fund Management Co., Ltd., SDIC Xinji Energy Co., Ltd (a corporation listed on the Shanghai Securities Exchange in China), CNNC SUFA Technology Industry Co. Ltd, (a corporation listed on the Shenzhen Securities Exchange in China), CNNC International Limited (a corporation listed on the Stock Exchange of Hong Kong Ltd.), and NavInfo Co., Ltd.. He is also a member of the Finance & Securities Committee of All China Lawyers Association; a director of the Capital Market and Securities Committee of Beijing Bar Association; an executive director and vice general secretary of the Chamber of Financial Street; and the legal counselor in the internal control group of securities issuing of Guodu Securities Limited and Bohai Securities Co., Ltd.
Senior Management
Dr. LO Kin Hang, Brian, aged 52, has been the Vice President of the Group since April 2002 and Company Secretary (since October 1996) of the Company. Dr. Lo joined the Company in September 1996 and had been the Assistant to the President from December 1997 to April 2002. Dr. Lo is also the Director of Acme Star Investment Limited, APT Satellite Telewell Limited, Ying Fai Realty (China) Limited and Middle East Satellite FZE, subsidiaries of the Company. Dr. Lo graduated with an Associateship in Production and Industrial Engineering, an M.Sc. Degree in Information Technology and Master of Professional Accounting from Hong Kong Polytechnic University, and a MBA Degree from the University of Wales, UK and a Doctorate Degree in Business Administration in University of Hull, UK. He has attained several professional qualifications including Chartered Engineer, Member of the Institute of Electrical Engineers and is a Fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom and a Fellow with Practitioner’s Endorsement of the Hong Kong Institute of Company Secretaries. Prior to joining the Group, he was a Director and senior management executive responsible for financial and investment management and the company secretary of a publicly listed company in Hong Kong. Dr. Lo has over 20 years of experience in corporate and project management.
Mr. CHEN Xun, aged 38, has been appointed as the Vice President since June 2007 and had been the Assistant President of the Company since July 2004. He joined the Company in 2000 and had worked as the Director of Engineering and Technical Operations Department and the Deputy Chief Engineer of the Group. Mr. Chen graduated from the Department of Computer and Telecommunications of Chongqing Institute of Post & Telecommunications and holds a MBA degree from the University of South Australia. He had been working for China Telecommunications Broadcast Satellite Corporation, one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company, from 1992 to 1999 before joining the Group.

Mr. YANG Qing, aged 45, has been appointed as the Vice President since June 2007 and had been the Assistant President of the Company since July 2004. He joined the Company in 2000 and had worked as the Deputy Director of the Engineering and Technical Operations Department of the Group. Mr. Yang is also the Chairman and the General Manager of APT Communication Technology Development (Shenzhen) Company Limited, a subsidiary of the Company. Mr. Yang graduated from the Department of Flight Vehicle Engineering of Beijing Institute of Technology in June 1985. During the period from July 1985 to December 1999, he had been working for CALT (China Academy of Launch Vehicle Technology) and was designated as Senior Engineer and the Deputy Director of systems designer of LM-2C launch vehicle by CALT before joining the Group.
Mr. YU Yong, aged 48, has been Vice President of the Group since 7 April 2009. Mr. Yu graduated from the Department of English/American literature of Beijing Second Foreign Language Institute in 1982. During the period from June 1982 to March 2009, Mr. Yu had been working for China Academy of Launch Vehicle Technology, China International Trust and Investment Corp, China Poly Group and China Satellite Communications Corporation (the holding company of one of the shareholders of APT Satellite International Company Limited, the substantial shareholder of the Company) and has many years of experience working in international trade, domestic consumer-products marking, and corporate management. He was designated as Senior Economist in the PRC.
Compensation
None of the Company’s directors and officers or affiliates of such persons is or has been indebted to the Company or any of its subsidiaries at any time since the beginning of the last completed fiscal year.

Directors’ remuneration is as follows (in HK$ thousand):

				Performance
		Salaries,	Retirement	related
	Directors’	allowances and	scheme	incentive	2007
	fees	benefits in kind	contributions	payment	Total
	HK$	HK$	HK$	HK$	HK$

Executive directors
Ni Yifeng	50	2,840	165	78	3,133
Tong Xudong	50	2,331	145	68	2,594

Non-executive directors
Rui Xiaowu (note a)	—	—	—	—	—
Zhao Liqiang	50	—	—	—	50
Lim Toon	50	—	—	—	50
Yoo Foo Chong	41	—	—	—	41
Ho Siaw Hong	9	—	—	—	9
Yin Yen-liang	50	—	—	—	50
Wu Zhen Mu	50	—	—	—	50
Tseng Ta-mon (note b)	—	—	—	—	—

Independent non-executive directors
Huan Guocang	200	—	—	—	200
Lui King Man	200	—	—	—	200
Yuen Pak Yiu, Philip	99	—			99
Lam Sek Kong	101	—	—	—	101
Cui Liguo	101	—	—	—	101

	1,051	5,171	310	146	6,678

				Performance
		Salaries,	Retirement	related
	Directors’	allowances and	scheme	incentive	Termination	2008
	fees	benefits in kind	contributions	payments	benefits	Total
	HK$	HK$	HK$	HK$	HK$	HK$

Executive directors
Cheng Guangren (note c)	27	1,494	87	289	—	1,897
Tong Xudong (note c)	50	2,360	151	470	—	3,031
Qi Liang (note c)	27	1,071	73	201	—	1,372
Ni Yifeng	23	1,813	97	210	579	2,722

Non-executive directors
Rui Xiaowu (note a)	—	—	—	—	—	—
Zhao Liqiang	23	—	—	—	—	23
Lim Toon	50	—	—	—	—	50
Yong Foo Chong	50	—	—	—	—	50
Yin Yen-liang	50	—	—	—	—	50
Wu Zhen Mu	50	—	—	—	—	50
Tseng Ta-mon (note b)	—	—	—	—	—	—

Independent non-executive directors
Huan Guocang	200	—	—	—	—	200
Lui King Man	200	—	—	—	—	200
Lam Sek Kong	200	—	—	—	—	200
Cui Liguo	200	—	—	—	—	200

	1,150	6,738	408	1,170	579	10,045

The details of these benefits in kind are disclosed under the paragraph “Share option schemes” in Note 30 of “Consolidated Financial Statements” of the Company.

Notes:

(a)	Mr. Rui Xiaowu, a non-executive director, has waived his directors’ fees for 2008 and 2007.

(b)	Mr. Tseng Ta-mon was an alternate director. Alternate directors are not entitled to receive any directors’ fees.

(c)
The amounts represented the actual amount paid or receivable by respective directors for the year. In addition to the amounts disclosed above, directors and key management are entitled to a performance related incentive payment of HK$2,980,000. The allocation of the said incentive payment has yet to be determined.

Individuals with highest emoluments(in HK$ thousand)
Of the five highest paid individuals of the Group, there are three directors (2007: two) whose remuneration is disclosed in note 7 of “Consolidated Financial Statements”. The aggregate of emoluments in respect of the other two (2007: three) individuals are as follows:

	2007	2008

Salaries and other emoluments	4,839	3,014
Performance related incentive payments	192	628
Retirement benefits contributions	330	206
Termination benefits	—	932

	5,361	4,780

The emoluments of the two (2007: three) individuals with the highest emoluments are within the following bands:

	Number of individuals
	2007	2008

$Nil to $1,000	—	—
$1,500 to $2,000	1	—
$2,001 to $2,500	2	2

	3	2

Key management personnel remuneration(in HK$ thousand)
Remuneration for key management personnel is as follows:

	2007	2008

Short-term employee benefits	11,057	12,902
Performance related incentive payment	367	5,259
Other long-term benefits	706	756
Termination benefits	—	1,511

	12,130	20,428

At December 31, 2008, the total amount accrued by the Company or its subsidiaries in respect of provision for employee pension, retirement or similar benefits was HK$18.8 million (US$2.4 million) (2007: HK$13.2 million).

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
Service Agreements
Messrs. Cheng Guangren, Tong Xudong and Qi Liang, Executive Directors, have each entered into service contracts with the Company for an initial term of three years, commencing on June 20, 2008, April 20, 2004 and June 20, 2008, respectively, and continuing thereafter until terminated by either party giving to the other not less than six months’ notice.
Except as disclosed above, as of the report date no Director has a service contract with the Company or its subsidiaries, which may not be terminated by APT Group within one year without payment of compensation (other than statutory compensation).
Under the service contracts, the contracting director is entitled to a basic salary payable monthly in arrears by the Company, with such basic salary subject to annual review by the Company’s board of directors having regard to the recommendation from the Company’s Remuneration Committee. The contracting director is provided with housing allowance subject to an agreed maximum amount, which maximum amount may be reviewed by the Company’s board of directors having regard to the recommendation from the Company’s Remuneration Committee. The contracting director is also entitled to receive certain other benefits such as the use of a motor car, the provision of recreation club memberships and medical and personal accident insurance, and participation in the Company’s retirement scheme, incentive bonus scheme and eligibility to receive share options under Scheme 2002.
Other than the directors of the Company, the service contracts of senior executives have no definite terms of office, and may be terminated by either party giving not less than 4 months’ to 6 months’ notice or payment in lieu of notice. Under the service contracts, the executive is entitled to a basic salary together with a housing allowance payable monthly in arrears by the Company and one month double pay at the end of the calendar year, with such basic salary subject to annual review by the Company. In addition, the executive is entitled to a discretionary annual bonus based upon the Company’s performance. The executive is also entitled to receive certain other benefits such as the provision of medical and personal accident insurance and participation in the Company’s retirement scheme and eligibility to receive share options.
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

Under its Charter (also known as terms of reference) as revised on April 11, 2005 and April 7, 2009, the Audit Committee is required to be composed of directors who are independent of the management of the Company and are free of any relationship that, in the opinion of the Company’s Board of Directors, would interfere with their exercise of independent judgment as Committee members. The Audit Committee is authorized by the Board of Directors to investigate any activity within its Charter and to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Audit Committee. It can also obtain support from outside legal or other independent professional advisors and experts. The Audit Committee meets at least twice a year and its duties are summarized as below:
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

•
to review the Company’s statement on financial controls, internal control system including the adequacy of resources, qualifications and experience of staff of the Company’s accounting and financial reporting function, and their training programmes and budget, and risk management systems (where one is included in the annual report) prior to endorsement by the Board of Directors;

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
Employees
Including the executive directors and senior management of the Company, as of December 31, 2008, the Company had 85 full-time employees, of which 18 employees were in management, 67 were in engineering and operations, marketing, accounting and administration. The management of the Company will continue to closely monitor the number of employees ensuring that it is compatible and in line with the development and needs in the corporate strategies of the APT Group. The Company believes that its relations with its employees are good. A portion of APT’s technical and engineering staff employed at the satellite control center in Tai Po were originally seconded from affiliates of ChinaSat and China Aerospace.
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
During 2008, no option was granted under Scheme 2002. The particulars of the outstanding share options granted under Scheme 2001 are as follows:

Options granted
Employees in	on June 19, 2001
aggregate	and remain	Options		Options remain
(including	outstanding as at	movement during	Options exercised	outstanding as at
management)	January 1, 2008	the year	during the year	December 31, 2008

Employees under employment contracts	3,370,000	(80,000)	—	3,290,000

Share Ownership
As at December 31, 2008, the interests in the shares of the Company of directors and management were as follows:

Lo Kin Hang, Brian	(Vice President & Company Secretary)	5,000
Chen Xun	(Vice President)	6,000	*

*	The capacity in which Chen Xun held 6,000 shares of the Company was as a trustee. He has discretion to vote these shares at the Company’s general meetings.
As at December 31, 2008, the options granted under Scheme 2001 to directors and management were as follows:

Lo Kin Hang, Brian	(Vice President & Company Secretary)	800,000
Chen Xun	(Vice President)	260,000
Yang Qing	(Vice President)	130,000
All of the options indicated above, exercisable within the period from May 22, 2003 to May 21, 2011, were granted for a nominal consideration of HK$1 per grantee with an exercise price of HK$2.765 per share for the ordinary shares of the Company. Please refer to Note 30 of the consolidated financial statements.
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
Certain principal shareholders of the Company (“Principal Shareholders”) have provided substantial financial support since APT was founded, funding the design, construction and launch of APSTAR I, APSTAR IA, APSTAR IIR, APSTAR V and APSTAR VI through equity contributions, shareholders’ loans and shareholder guarantees of the Bank loan used to finance or refinance the costs of satellite design, construction and launch. The Principal Shareholders have also provided significant human resources, technical and marketing support. When the Company was listed in December 1996, the Principal Shareholders of the Company were: CLTC, ChinaSat, China Aerospace, CASIL Satellite (formerly known as Chia Tai International Company Limited), China Travel (Macau), SingaSat, and Kwang Hua. Each Principal Shareholder held one-seventh of the total issued shares of APT International pursuant to the corporate restructuring undertaken in connection with the Company’s initial public offering in December 1996. The entire issued share capital of APT International comprises 700 shares at US$1.00 each. China Travel (Macau) and CLTC disposed of their entire interest in APT International to ChinaSat on November 30, 1999, and SingaSat on May 30, 2000. As announced by the Company on April 16, 2009, SASAC announced on April 3, 2009 that the State Council of the PRC has approved, among other things, the merger of ChinaSat into China Aerospace as a wholly-owned subsidiary of China Aerospace (the “Merger”). Upon the completion of the Merger, China Aerospace will hold three-sevenths of the total issued shares of APT International. The Executive Director of the Corporate Finance Division of the Securities and Futures Commission has waived the obligation of China Aerospace and parties acting in concert with it to make a general offer for all the Shares under The Code on Takeovers and Mergers and Share Repurchases. As of the reporting date, the Merger has yet to be completed, the remaining Principal Shareholders that continue to hold Ordinary Shares are tabulated in footnote 2 to the following table.

The following table describes the ownership of our Ordinary Shares as of March 31, 2009 by (i) each person or company known by us to own more than 5% of our Ordinary Shares, and (ii) all of our directors and officers as a group.

Identity of Person	Number of	Percent of
or Groups	Shares	Class (1)
China Telecommunications Broadcast Satellite Corporation (2) (3)	67,200,000	16.26%
China Aerospace Science & Technology Corporation (2) (4)	36,600,000	8.86%
CASIL Satellite Holdings Limited (2) (5)	45,000,000	10.89%
SingaSat PTE Ltd. (2) (6)	84,000,000	20.33%
Kwang Hua Development and Investment Limited (2) (7)	30,600,000	7.40%
Sinolike Investments Limited (5)	16,800,000	4.07%
APT Satellite International Company Limited (2)	214,200,000	51.83%
All Directors and Officers as a Group (17 persons)	11,000	*

*	Less than 1%

(1)	As of March 31, 2009, the total number of issued Ordinary Shares is 413,265,000.

(2)
The Principal Shareholders collectively hold in aggregate underlying ownership interests of 51.83% indirectly through APT Satellite International Company Limited (“APT International”), which holds 214,200,000 Ordinary Shares. The interest of each Principal Shareholder in APT International as of March 31, 2009 is:

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

(5)
Chia Tai International Telecommunication Company Limited (“Chia Tai”) was wholly-owned by Telecom Holding Company Limited (“Telecom Holding”), which managed the investment in the Company of Telecom Asia Corporation Public Company Limited (“TelecomAsia”), a publicly listed company in Thailand. Telecom Holding disposed of its Chai Tai holdings in the Company to Sinolike Investments Limited (“Sinolike”) through a share transaction agreement on October 16, 1997. Chia Tai was renamed as CASIL Satellite Holdings Limited (“CASIL Satellite”) on May 6, 1998. Sinolike is a wholly owned subsidiary of China Aerospace International Holdings Limited (“CASIL”), which is a conglomerate listed in Hong Kong and is an approximately 44.47% owned subsidiary of China Aerospace. CASIL Satellite directly owns 14,400,000 Shares and indirectly owns, through its shareholdings in APT International, 30,600,000 Shares. Sinolike also directly owns 16,800,000 Shares.

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
Related party transactions carried out during the years ended December 31, 2006, 2007 and 2008 with shareholders and affiliates (HK$ in thousands):

			Years ended December 31,
	Note		2006	2007	2008
			HK$	HK$	HK$
Income from provision of satellite transponder capacity to certain shareholders and its subsidiary of the Company	(i	)	16,309	11,975	11,432

Income from provision of satellite transponder capacity, provision of satellite-based telecommunications services and service income to a holding company and its subsidiaries of a shareholder of the Company	(i	)	36,068	32,630	40,745

Management fee income from a jointly controlled entity	(ii	)	480	580	363

Management fee expenses to a subsidiary of a shareholder of the holding company	(iii	)	—	(472)	(1,216)

Notes :

(i)	The terms and conditions of these transponder capacity utilization agreements are similar to those contracted with other customers of APT Group.

(ii)	Management fee income arose from a reimbursement of cost of service provided to a jointly controlled entity under the agreement.

(iii)	Management fee expenses incurred for cost for services rendered to a subsidiary of the Company.

At December 31, 2007 and 2008, the APT Group had the following amounts included in the consolidated balance sheet in respect of amounts owing by and to related parties (HK$ in thousands):

	Amounts due from		Amounts due from						Rentals received in
	immediate holding		a jointly controlled				Payables and		advance and
	company		entity		Trade receivables		accrued charges		deferred income
	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$

Immediate holding company	101	155	—	—	—	—	—	—	—	—

Jointly controlled entities	—	—	75,369	—	—	—	—	—	—	—

Certain shareholders and its subsidiary of the Company	—	—	—	—	2,628	41	219	1,266	2,540	190

Holding company and its subsidiaries of a shareholder of the Company	—	—	—	—	3,468	2,518	15	—	197,692	178,177

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
Policy on Dividend Distributions
We hold in the highest regard the interests of our shareholders and the returns achieved for them, especially our minority shareholders. In consideration of our operating results in 2008 and having taken into account our long-term development, our board of directors has resolved not to declare any payment of final dividend for the financial year ended December 31, 2008.
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

	High	Low
	(HK$)	(HK$)

2004	2.83	1.30
2005	1.60	1.10
2006	2.10	1.18
2007
—Quarter ended March 31	2.60	1.35
—Quarter ended June 30	2.30	1.75
—Quarter ended September 30	2.20	1.40
—Quarter ended December 31	3.58	1.70

2008
—Quarter ended March 31	2.15	1.30
—Quarter ended June 30	1.77	1.27
—Quarter ended September 30	2.35	0.73
—Quarter ended December 31	0.90	0.48
—December	0.73	0.48

2009
—January	0.64	0.53
—February	0.98	0.56
—March	1.00	0.70
—April	1.40	0.81
—May 1 – May 15	1.24	1.07
Significant trading suspension
From April 3 through April 16, 2009, trading in our Shares on The Stock Exchange of Hong Kong Limited was suspended at our request due to the release of price sensitive information regarding the potential merger of two of our shareholders, China Satellite Communications Corporation and China Aerospace Science & Technology Corporation. At our request, trading resumed on April 17, 2009.

In addition, the Company’s ADSs were listed on the New York Stock Exchange (“NYSE”) under the symbol ATS until August 7, 2008, at which time the Company voluntarily delisted the ADSs. The Company intends to deregister its securities, when it becomes eligible to do so, under the applicable provisions of the Exchange Act.
Each ADS represents eight Ordinary Shares. The Bank of New York Mellon served as depositary (the “Depositary”) with respect to the ADSs trading on the NYSE. According to information furnished to the Company by the Depositary, as of August 31, 2008, there were 85 registered holders of record of ADSs and such holders owned an aggregate of 4,244,016 ADSs. The table below details, for the periods indicated, the high and low market prices of the ADSs on the NYSE.

	High	Low
	(US$)	(US$)
2004	3.50	1.32
2005	1.61	1.12
2006	2.10	1.20
2007
—Quarter ended March 31	2.60	1.36
—Quarter ended June 30	2.20	1.75
—Quarter ended September 30	3.20	1.38
—Quarter ended December 31	4.95	1.80

2008
—Quarter ended March 31	2.25	1.25
—Quarter ended June 30	1.70	1.23
—Quarter ended September 30*	1.44	0.71
—Quarter ended December 31	N/A	N/A
—December	N/A	N/A

2009
—January	N/A	N/A
—February	N/A	N/A
—March	N/A	N/A
—April	N/A	N/A
—May	N/A	N/A

*	up to the date of delisting August 7, 2008.
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

Change in Control
The Bye-laws of the Company do not contain any specific provision that may have an effect of delaying, deferring or preventing a change in control of the company in the event of merger, acquisition or corporate restructuring of the Company. However, the shareholders agreement of APT Telecom (which is a joint-venture company formed by a wholly-owned subsidiary of the Company and SingaSat Private Limited) required that any merger, consolidation or amalgamation of the Company must be approved by all the shareholders of APT Telecom. Subject to the Bye-laws of the Company, any shareholder may transfer all or any of his/her shares by an instrument of transfer in the usual or common form or in any other form approved by the Board. The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share under certain conditions such as, among the others, not being a fully paid up share. The Board may also decline to recognize any instrument of transfer unless, among the others, the following conditions have been satisfied:-
(a)
the instrument of transfer is lodged at the Registration Office or such other place in Bermuda at which the Register is kept in accordance with the Companies Act or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; and

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
Material Contracts
On October 2, 2007, an option agreement (“Option Agreement”) was entered into among APT Satellite Telecommunications Limited (the “Licensor”), a jointly controlled company indirectly owned as to 55% by the Company, NTT Com Asia Limited (the “Licensee”), an independent third party, and shareholders of the Licensor including SingaSat thereby giving the Licensee a call option to purchase all equity interests in the Licensor at an agreed exercise price of HK$161 million on or before December 31, 2008 and a first right of refusal beginning January 1, 2009 until December 31, 2010 in respect of offers made by other parties. The Option Agreement was then exercised on October 3, 2008 whereby the sale and purchase of all equity interests in the Licensor was completed.
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
Profits Tax
No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ADSs or Shares). Trading gains from the sale of property by persons carrying on a trade, profession, or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession, or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 17.5% and 16.5% for 2007 and 2008, respectively on corporations and at a maximum rate of 16% and 15% for 2007 and 2008, respectively, on individuals. Gains from sales of the Shares effected on the Stock Exchange of Hong Kong Limited will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Shares realized by persons carrying on a business in Hong Kong of trading or dealing in securities. Gains from sales of the ADSs effected on the New York Stock Exchange will usually be considered to be derived from or arise outside Hong Kong, and therefore, liability for Hong Kong profits tax would not ordinarily arise in respect of trading gains from sales of ADSs.
United States Federal Income Taxation
IRS Circular 230 Notice: To ensure compliance with requirements imposed by the United States Internal Revenue Service (the “IRS”), you are hereby notified that any discussion of tax matters set forth in this Memorandum was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any prospective investor, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.
The following summary describes certain United States federal income tax consequences of the purchase, ownership, and disposition of Shares and ADSs (evidenced by American Depositary Receipts (“ADRs”)) by a United States Holder, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own, or dispose of Shares or ADSs. In particular, this summary of United States federal income tax matters deals only with holders that will hold Shares or ADSs as capital assets and does not address special tax situations, such as the United States tax treatment of holders who are financial institutions, tax exempt organizations, pension funds, insurance companies or securities dealers, who are holding Shares or ADSs as part of a hedging or larger integrated financial or conversion transaction, who are citizens or residents of a possession or territory of the United States, who are United States holders (as defined below) with a currency other than the US Dollar as their functional currency or who own, directly or indirectly, 10% or more of the voting stock of the Company. For this purpose, the Shares and ADSs will constitute voting stock of the Company.
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
With respect to non-corporate United States holders, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States Management believes that the Company common shares, which are quoted on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that the Company’s common shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.
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

Taxation of Investors-Non-United States Holders
Subject to the discussion of United States backup withholding tax below, a non-United States holder will not be subject to United States federal income or withholding tax on income derived by the Company, dividends paid to a holder by the Company or gains realized on the sale of Shares or ADSs, provided that (i) such income is not effectively connected with the conduct by the non-United States holder of a trade or business within the United States, (ii) the non-United States holder is not or was not present in the United States in excess of statutorily established time periods, and does not have or did not have a permanent establishment in the United States, (iii) there has not been a present or former connection between the non-United States holder and the United States, including, without limitation, such non-United States holder’s status as a citizen or former citizen thereof or resident or former resident thereof, subject to certain exceptions, or (iv) in the case of a gain from the sale or disposition of Shares or ADSs by an individual, the non-United States holder is not present in the United States for 183 days or more during the taxable year of the sale or certain other conditions are met. In addition, the provisions of certain bi-lateral income tax treaties to which the United States is a party may shield a non-United States holder from the imposition of United States federal income tax on income from Shares or ADSs or reduce the applicable tax rate, even if such income or such holder falls in one of the categories listed above. Investors who are non-United States holders should consult their tax advisors regarding the taxability of income in respect of the Shares or ADSs.
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
Interest Rate Risk
Please refer to Note 32 of “the Consolidated financial statements” for the details of the interest rate risk.
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
Please refer to Note 32 of “the Consolidated financial statements” for the details of the foreign currency risk.

Limitations
The above discussion includes only those exposures that exist as of December 31, 2008 and as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period, the Company’s hedging strategies at the time, and interest and foreign exchange rates.
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
Management’s Annual Report on Internal Control Over Financial Reporting. The Company’s management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act. The management, under the supervision and with participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of internal control over financial reporting based on the Internal Control Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO).
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on the evaluation described above, the management concluded that our internal control over financial reporting is effective as of December 31, 2008.
This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.
Changes in Internal Control Over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The Company’s management, the Internal Control and Risk Management Committee and the Internal Audit team will continue to monitor and review regularly the effectiveness of the internal control system of the Company and from time to time take action whenever there is any weakness in the process.

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
Item 16C. Principal Accountant Fees and Services
Aggregate fee billed to the APT Group for the fiscal years ended December 31, 2007 and 2008 by our principal accounting firm, KPMG, respectively and their respective affiliates are as follows:

	Years ended December 31,
(in US$ thousands)	2007	2008

Audit fees	158	151

Audit-related fees	—	—

Tax fees	—	—

All other fees	—	—

Total	158	151

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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
Not applicable.
PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
Not applicable.
Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Memorandum of Association and By-laws of the Company (incorporated by reference to the Company Registration Statement, as filed with the Commission on December 9, 1996, Registration Number 333-6044).

1.2	The amended Memorandum of Association and Bye-Laws of the Company (incorporated by reference to the Company’s 20-F filed with the Commission on June 29, 2004).

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

4.6	Change of Auditors of the Company KPMG with effect from July 15, 2003 (incorporated by reference to the Company’s 6-K filed with the Commission on July 17, 2003).

Exhibit No.	Description of Exhibit

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

Exhibit No.		Description of Exhibit

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

8.1		List of subsidiaries of the Company and the jurisdictions under which each does business (contained in Note 18 to the Consolidated Financial Statements filed herein under Item 18).

11		Code of Ethics (incorporated by reference to Exhibit 11.1 on the Form 20-F for the year ended December 31, 2006).

12.1	*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1		Charter of Nomination Committee (incorporated by reference to Exhibit 14.2 on the Form 20-F for the year ended December 31, 2004).

15.2		Charter of Remuneration Committee (incorporated by reference to Exhibit 14.3 on the Form 20-F for the year ended December 31, 2004).

15.3	*	Amended Charter of Audit Committee (as amended on 25 June 2004, on 11 April 2005 and 7 April 2009).

*	Filed herewith.

**	Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
APT SATELLITE HOLDINGS LIMITED

/s/ Cheng Guangren
Cheng Guangren
Executive Director and President
Date: May 19, 2009

APT SATELLITE HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Financial Statements
Years ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

1 of 68

2 of 68

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of
APT Satellite Holdings Limited:
We have audited the accompanying consolidated balance sheets of APT Satellite Holdings Limited (the “Company”) and subsidiaries as of December 31, 2007 and 2008 and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the APT Satellite Holdings Limited and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
KPMG
Hong Kong
April 7, 2009

3 of 68

Consolidated Statement of Operations
For the year ended December 31, 2008
(Expressed in Hong Kong dollars)

	Note		2008	2007	2006
			$’000	$’000	$’000

Turnover	3 & 14		403,672	451,626	426.988
Cost of services			(277,581)	(314,792)	(338,259)

Gross profit			126,091	136,834	88,729

Other net income	4		68,871	26,334	37,542
Administrative expenses			(84,838)	(81,896)	(88,957)
Valuation (losses)/gains on investment properties	17		(12)	226	156
Impairment loss recognised in respect of property, plant and equipment	15	(a)	(8,397)	(98)	—

Profit from operations			101,715	81,400	37,470
Finance costs	5	(a)	(24,844)	(55,345)	(64,140)

Share of results of jointly controlled entities	19		2,397	(894)	2,182
Gain on disposal of a subsidiary	9		3,193	—	—
Gain on disposal of a jointly controlled entity	10		9,590	—	—

Profit/(Loss) before taxation	5		92,051	25,161	(24,488)
Income tax	6	(a)	(42,551)	(20,445)	(56,128)

Profit/(Loss) for the year			49,500	4,716	(80,616)

Attributable to:
Equity shareholders of the Company	11		49,587	5,581	(79,480)
Minority interests			(87)	(865)	(1,136)

Profit/(Loss) for the year			49,500	4,716	(80,616)

Earnings/(Loss) per share	13
— Basic			12 cents	1 cents	(19 cents )

— Diluted			12 cents	1 cents	(19 cents )

The notes on pages 10 to 68 form part of these financial statements.

4 of 68

Consolidated Balance Sheet at December 31, 2008
(Expressed in Hong Kong dollars)

	Note		2008	2007
			$’000	$’000

Non-current assets
Property, plant and equipment	15	(a)	2,183,468	2,508,321
Interest in leasehold land held for own use under an operating lease	16		14,444	14,820
Investment properties	17		5,159	5,171
Interest in jointly controlled entities	19		—	3,529
Amount due from a jointly controlled entity	19		—	69,839
Club memberships			5,537	5,537
Prepaid expenses	20		19,023	14,137
Deferred tax assets	28	(b)	—	9,174

			2,227,631	2,630,528

Current assets
Trade receivables, net	21		67,143	80,409
Deposits, prepayments and other receivables	20		26,728	23,240
Amount due from immediate holding company			155	101
Amount due from a jointly controlled entity	19		—	5,530
Other financial assets	22		102,277	—
Pledged bank deposits	33		808	83,749
Cash and cash equivalents	23		121,541	312,025

			318,652	505,054

Current liabilities
Payables and accrued charges	24		41,335	38,727
Rentals received in advance			40,608	33,679
Loan from a minority shareholder			6,088	7,488
Secured bank borrowings due within one year	25		—	217,961
Current taxation	28	(a)	98,242	93,087

			186,273	390,942

Net current assets			132,379	114,112

Total assets less current liabilities carried forward			2,360,010	2,744,640

5 of 68

Consolidated Balance Sheet at December 31, 2008 (Continued)
(Expressed in Hong Kong dollars)

	Note		2008	2007
			$’000	$’000

Total assets less current liabilities brought forward			2,360,010	2,744,640

Non-current liabilities
Secured bank borrowings due after one year	25		—	462,374
Deposits received	26		23,093	19,624
Deferred income	27		209,370	207,787
Deferred tax liabilities	28	(b)	86,982	66,164

			319,445	755,949

Net assets			2,040,565	1,988,691

Capital and reserves
Share capital	29		41,327	41,327
Share premium			1,287,536	1,287,536
Contributed surplus	31		511,000	511,000
Capital reserve	31		9,330	9,557
Revaluation reserve	31		368	368
Exchange reserve	31		7,212	4,007
Other reserves	31		123	115
Accumulated profits	31		183,669	133,855

			2,040,565	1,987,765

Minority interests			—	926

Total equity			2,040,565	1,988,691

Approved and authorised for issue by the Board of Directors on April 7, 2009.

Cheng Guangren	Qi Liang
DIRECTOR	DIRECTOR
The notes on pages 10 to 68 form part of these financial statements.

6 of 68

Consolidated Statement of changes in equity
For the year ended December 31, 2008
(Expressed in Hong Kong dollars)

	Attributable to equity shareholders of the Company
	Share	Share	Contributed	Capital	Revaluation	Exchange	Other	Accumulated		Minority	Total
	capital	premium	surplus	reserve	reserve	reserve	reserves	profits	Total	interests	equity
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

At January 1, 2006	41,327	1,287,536	511,000	11,996	—	1,347	104	205,315	2,058,625	2,927	2,061,552
Exchange differences on translation of financial statements of overseas subsidiaries	—	—	—	—	—	1,292	5	—	1,297	—	1,297
Cancellation of share options	—	—	—	(2,382)	—	—	—	2,382	—	—	—
Net loss for the year	—	—	—	—	—	—	—	(79,480)	(79,480)	(1,136)	(80,616)

Balance at December 31, 2006	41,327	1,287,536	511,000	9,614	—	2,639	109	128,217	1,980,442	1,791	1,982,233

At January 1, 2007	41,327	1,287,536	511,000	9,614	—	2,639	109	128,217	1,980,442	1,791	1,982,233
Exchange differences on translation of financial statements of overseas subsidiaries	—	—	—	—	—	1,368	6	—	1,374	—	1,374
Revaluation surplus	—	—	—	—	368	—	—	—	368	—	368
Cancellation of share options	—	—	—	(57)	—	—	—	57	—	—	—
Net profit/(loss) loss for the year	—	—	—	—	—	—	—	5,581	5,581	(865)	4,716

Balance at December 31, 2007	41,327	1,287,536	511,000	9,557	368	4,007	115	133,855	1,987,765	926	1,988,691

At January 1, 2008	41,327	1,287,536	511,000	9,557	368	4,007	115	133,855	1,987,765	926	1,988,691
Exchange differences on translation of financial statements of overseas subsidiaries	—	—	—	—	—	3,205	8	—	3,213	—	3,213
Reversal of minority interest arising from disposal of a subsidiary	—	—	—	—	—	—	—	—	—	(839)	(839)
Cancellation of share options	—	—	—	(227)	—	—	—	227	—	—	—
Net profit/(loss) for the year	—	—	—	—	—	—	—	49,587	49,587	(87)	49,500

Balance at December 31, 2008	41,327	1,287,536	511,000	9,330	368	7,212	123	183,669	2,040,565	—	2,040,565

The notes on pages 10 to 68 form part of these financial statements.

7 of 68

Consolidated Cash Flow Statement
For the year ended December 31, 2008
(Expressed in Hong Kong dollars)

	Note	2008	2007	2006
		$’000	$’000	$’000

Operating activities
Profit/(Loss) before taxation		92,051	25,161	(24,488)
Adjustments for:
Depreciation		214,470	222,461	231,347
Amortisation of leasehold land held for own use		376	375	375
Impairment loss recognised in respect of property, plant and equipment		8,397	98	—
Interest income		(11,433)	(22,181)	(17,559)
Gain on disposal of property, plant and equipment		(51,595)	(261)	(17,630)
Finance costs		24,844	55,345	64,140
Net valuation losses/(gains) on investment properties		12	(226)	(156)
Share of results of jointly controlled entities		(2,397)	894	(2,182)
Impairment loss for trade and other receivables		5,637	80	8,347
Gain on disposal of a subsidiary		(3,193)	—	—
Gain on disposal of jointly controlled entity		(9,590)	—	—
Decrease/(Increase) in trade receivables, net		7,468	(227)	(38,622)
(Increase)/Decrease in prepaid expenses		(4,886)	11,070	7,020
Increase in amount due from immediate holding company		(54)	(19)	(82)
(Increase)/Decrease in deposits, prepayments and other receivables		(4,499)	14,992	(2,302)
Increase/(Decrease) in payables and accrued charges		5,937	(4,188)	4,787
Increase/(Decrease) in rentals received in advance		8,316	(476)	2,741
Decrease/(Increase) in amounts due from a jointly controlled entity		5,530	(89)	5,090
Increase/(Decrease) in deferred income		13,283	(14,354)	(16,870)
Increase/(Decrease) in deposits received		3,469	(795)	4,433

Cash generated from operations		302,143	287,660	208,358
Hong Kong profits tax refunded		—	—	21,672
Overseas tax paid		(7,404)	(18,616)	(15,129)

Net cash generated from operating activities		294,739	269,044	214,901

8 of 68

Consolidated Cash Flow Statement
For the year ended December 31, 2008 (Continued)
(Expressed in Hong Kong dollars)

	Note	2008	2007	2006
		$’000	$’000	$’000

Investing activities
Purchases of property, plant and equipment		(5,528)	(11,426)	(7,098)
Proceeds from disposal of property, plant and equipment		141,559	295	70,898
Repayments from/(Advances to) jointly controlled entities		69,839	(245)	(7,518)
Interest received		12,157	22,431	16,896
Decrease/(Increase) in pledged bank deposits		82,942	5,441	(20,491)
Proceeds from disposal of a subsidiary	9	4,796	—	—
Proceeds from disposal of a jointly controlled entity	10	16,572	—	—
Repayment to a minority shareholder		(1,000)	—	—
Purchases of other financial assets		(102,277)	—	—

Net cash generated from investing activities		219,060	16,496	52,687

Financing activities
Interest paid		(23,649)	(64,243)	(63,514)
Repayment of bank borrowings		(683,056)	(253,013)	(191,226)

Net cash used in financing activities		(706,705)	(317,256)	(254,740)

Net decrease in cash and cash equivalents		(192,906)	(31,716)	(12,848)

Cash and cash equivalents at January 1		312,025	341,325	326,440

Effect of foreign exchange rates changes		2,422	2,416	2,037

Cash and cash equivalents at December 31		121,541	312,025	341,325

9 of 68

Notes on the financial statements
(Expressed in Hong Kong dollars unless otherwise indicated)
1	SIGNIFICANT ACCOUNTING POLICIES
(a)	Statement of compliance
These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. A summary of the significant accounting policies adopted by the Group is set out below.
(b)	Basis of preparation of the financial statements
The consolidated financial statements for the year ended December 31, 2008 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in jointly controlled entities.
The measurement basis used in the preparation of the financial statements is the historical cost basis except that investment property (see note 1(f)) is stated at fair value as explained in the accounting policies set out below.
The preparation of financial statements in conformity with IFRS requires management judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

10 of 68

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

Judgements made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 40.

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

Loan from holder of minority interests is presented as financial liabilities in the consolidated balance sheet in accordance with note 1(l).

In the Company’s balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(i)).

11 of 68

1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Jointly controlled entities

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

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in the statement of operations. Rental income from investment properties is accounted for as described in note 1(r)(iv).

12 of 68

1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Investment property (Continued)

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

Where other land and buildings are reclassified to investment properties, the cumulative increase in fair value of investment properties at the date of reclassification is included in the revaluation reserve, and will be transferred to retained profits upon the retirement and disposal of the relevant properties.

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

Subsequent cost reimbursements are included as reductions to the asset’s carrying amount, as appropriate, only when it is probable that future economic benefits associated with the cost reimbursements will flow to the Group and can be measured reliably.

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

Depreciation is calculated to write off the cost or valuation of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

•	Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being no more than 50 years after the date of completion.

•	Leasehold improvement	Over the lease term

•	Furniture and equipment, motor vehicles, and computer equipment	5 years

•	Communication satellite equipment	5 to 15 years

•	Communication station	5 years

•	Communication satellites	9 to 15 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

13 of 68

1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Leased assets

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

14 of 68

1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Impairment of assets
(i)	Impairment of investments in equity securities and other receivables

Investments in equity securities (other than investments in subsidiaries and associates) and other current receivables that are stated at cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganization;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

•	property, plant and equipment;

•	construction in progress;

•	pre-paid interests in leasehold land classified as being held under an operating lease;

•	investments in subsidiaries, associates and a jointly-controlled entity; and

•	goodwill.

15 of 68

1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Impairment of assets (Continued)
(ii)	Impairment of other assets (continued)

If any such indication exists, the asset’s recoverable amount is estimated. For goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

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

(ii)	Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

(iii)	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii)	Interim financial reporting and impairment

Under the Listing Rules, the Group is required to prepare an interim financial report in compliance with IAS34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 1(i)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no losses, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates. No impairment losses were recognised in respect of goodwill and unquoted equity securities carried at cost during the interim period.

16 of 68

1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Trade and other receivables

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

(k)	Other investments in debts and equity securities

The Group’s policies for investments in debts and equity securities, other than investments in subsidiaries, associates and jointly controlled entities, are as follows:

Investments in debt and equity securities are initially stated at cost, which is their transition price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below.

Investments are recognised/derecognised on the date the group commits to purchase/see the investments or they expire.

(l)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in the statement of operations over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(m)	Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(n)	Cash and cash equivalents

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

17 of 68

1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Employee benefits
(i)
Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the statement of operations as incurred.

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

(p)	Income tax

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

18 of 68

1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Income tax (continued)

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

19 of 68

1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Provisions and contingent liabilities

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

(r)	Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the statement of operations as follows:

(i)	Transponder utilisation income and related services

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

20 of 68

1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)	Translation of foreign currencies

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

(t)	Borrowing costs

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

21 of 68

1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Related parties

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

(v)	Segment reporting

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

22 of 68

2	CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of new Interpretations and an amendment to IFRSs that are first effective for the current accounting period commencing January 1, 2008 or available for early adoption.

These developments have had no material impact on the Group’s financial statements as either they were consistent with accounting policies already adopted by the Group or they were not relevant to the Group’s operations.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 41).

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

Turnover represents income received and receivable from provision of satellite transponder capacity and related services, satellite-based broadcasting and telecommunications services and other service. The amount of each category of revenue recognised in turnover during the year is as follows:

	2008	2007	2006
	$’000	$’000	$’000

Income from provision of satellite transponder capacity and related services	385,391	395,032	363,074
Income from provision of satellite-based broadcasting and telecommunications services	18,153	56,453	63,817
Service income	128	141	97

	403,672	451,626	426,988

23 of 68

4	OTHER NET INCOME

	2008	2007	2006
	$’000	$’000	$’000

Other net income primarily includes the following:

Interest income	11,433	22,181	17,559
Rental income in respect of properties	549	592	536

Gain on disposal of property, plant and equipment (note 15(c))	51,595	261	17,630

5	PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting):
(a)	Finance costs

	2008	2007	2006
	$’000	$’000	$’000

Interest on bank borrowings wholly repayable within five years	22,033	52,254	60,525
Other borrowing costs	2,811	3,091	3,615

	24,844	55,345	64,140

(b)	Staff costs

	2008	2007	2006
	$’000	$’000	$’000

Staff costs (including directors’ emoluments)
Pension contributions	2,185	2,767	2,399
Less: Forfeited contributions	—	—	(8)

Net pension contributions	2,185	2,767	2,391

Salaries, wages and other benefits	47,247	47,222	44,363

	49,432	49,989	46,754

24 of 68

5	PROFIT BEFORE TAXATION (CONTINUED)

Profit before taxation is arrived at after charging/(crediting): (continued)
(c)	Other items

	2008	2007	2006
	$’000	$’000	$’000

Auditors’ remuneration
- audit services	1,165	1,266	1,246
- other services	10	10	10
Depreciation	214,470	222,461	231,347
Amortisation on leasehold land held for own use	376	375	375
Foreign currency exchange gain	(687)	(2,251)	(302)
Operating lease charges: minimum lease payments
- land and buildings and equipment	546	961	1,021
- satellite transponder capacity	4,533	4,830	7,461
Impairment loss on trade and other receivables	5,637	80	8,347
Impairment loss on property, plant and equipment (note 15(a))	8,397	98	—

6	INCOME TAX IN THE CONSOLIDATED STATEMENT OF OPERATIONS
(a)	Taxation in the consolidated statement of operations represents:

	2008	2007	2006
	$’000	$’000	$’000

Current tax — Hong Kong Profits Tax
Overprovision in respect of prior years	—	—	(21,771)

Current tax — Overseas
Tax for the year	12,560	18,623	19,122

Deferred tax — Hong Kong
Origination of temporary differences	33,248	1,822	58,777
Effect on deferred tax balances resulting from a change in tax rate	(3,257)	—	—

	29,991	1,822	58,777

	42,551	20,445	56,128

Taxation is charged at the appropriate current rates of taxation ruling in the relevant countries.

The provision for Hong Kong Profits Tax was calculated at 16.5% (2007: 17.5%; 2006: 17.5%) of the estimated assessable profits for the year. Overseas tax includes the withholding tax paid or payable in respect of Group’s income from provision of satellite transponder capacity to the customers which are located outside Hong Kong.

25 of 68

6	INCOME TAX IN THE CONSOLIDATED STATEMENT OF OPERATIONS (CONTINUED)
(a)	Taxation in the consolidated statement of operations represents: (continued)

In February 2008, the Hong Kong Government announced a decrease in the Profits Tax rate from 17.5% to 16.5% applicable to the Group’s operations in Hong Kong as from the year ended December 31, 2008. This decrease is taken into account in the preparation of the Group’s 2008 financial statements. Accordingly, the provision for Hong Kong Profits Tax for 2008 is calculated at 16.5% (2007: 17.5%) of the estimated assessable profits for the year and the opening balance of deferred tax has been re-estimated accordingly.

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

26 of 68

6	INCOME TAX IN THE CONSOLIDATED STATEMENT OF OPERATIONS (CONTINUED)
(b)	Reconciliation between tax expense and accounting profit at applicable tax rates:

	2008	2007	2006
	$’000	$’000	$’000

Profit before taxation	92,051	25,161	(24,488)

Notional tax on profit before tax, calculated at the rates applicable to losses in the countries concerned	14,985	4,056	4,710
Overseas withholding tax	12,560	18,623	19,122
Tax effect of non-deductible expenses	4,310	2,287	2,967
Tax effect of non-taxable revenue	(13,401)	(4,629)	(3,834)
Tax effect of unused tax losses not recognised	13,170	1,463	1,767
Tax effect of prior year’s unrecognised deferred tax utilised this year	(166)	(1,355)	(2,008)
Effect on deferred tax balances at January 1, resulting from a change in tax rate	(3,257)	—	—
Others (note)	14,350	—	42,824

Actual tax expenses	42,551	20,445	56,128

Note:
In November 2007, a subsidiary of the Company was requested to supply information to the Inland Revenue Department (“IRD”) in respect of the nature of the gain arising from the disposal of certain transponders in 2006 and as to whether such transaction should be taxable. The subsidiary of the Company sent a reply letter to the IRD together with the requested relevant information. Up to the date of the audited financial statements, no assessment has yet been made by the IRD. Management believes such transaction should be treated as capital in nature and is in the process of gathering relevant documentary evidence to support its grounds; however, due to difficulty assessing the probability on the success of claiming the gain as non-taxable in nature, a reduction in the respective tax losses carried forward and thus a reduction in the corresponding deferred tax asset amounting $14,350,000 in respect of such transaction was made as of December 31, 2008. In 2006, this represents the net deferred tax expenses recognized in connection with the tax settlement of APSTAR IIR. (See note 6(a)).

27 of 68

7	DIRECTORS’ REMUNERATION

Directors’ remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

		Salaries,		Performance
		allowances and	Retirement	related
	Directors’	benefits	scheme	incentive	Termination	2008
	fees	in kind	contributions	payments	benefits	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Executive directors
Cheng Gruangren (note c)	27	1,494	87	289	—	1,897
Tong Xudong (note c)	50	2,360	151	470	—	3,031
Qi Liang (note c)	27	1,071	73	201	—	1,372
Ni Yifeng	23	1,813	97	210	579	2,722

Non-executive directors
Rui Xiaowu (note a)	—	—	—	—	—	—
Zhao Liqiang	23	—	—	—	—	23
Lim Toon	50	—	—	—	—	50
Yong Foo Chong	50	—	—	—	—	50
Yin Yen-liang	50	—	—	—	—	50
Wu Zhen Mu	50	—	—	—	—	50
Tseng Ta-mon (note b)	—	—	—	—	—	—

Independent non-executive directors
Huan Guocang	200	—	—	—	—	200
Lui King Man	200	—	—	—	—	200
Lam Sek Kong	200	—	—	—	—	200
Cui Liguo	200	—	—	—	—	200

	1,150	6,738	408	1,170	579	10,045

28 of 68

7	DIRECTORS’ REMUNERATION (CONTINUED)

		Salaries,		Performance
		allowances and	Retirement	related
	Directors’	benefits	scheme	incentive	2007
	fees	in kind	contributions	payments	Total
	$’000	$’000	$’000	$’000	$’000

Executive directors
Ni Yifeng	50	2,840	165	78	3,133
Tong Xudong	50	2,331	145	68	2,594

Non-executive directors
Rui Xiaowu (note a)	—	—	—	—	—
Zhao Liqiang	50	—	—	—	50
Lim Toon	50	—	—	—	50
Yong Foo Chong	41	—	—	—	41
Ho Siaw Hong	9	—	—	—	9
Yin Yen-liang	50	—	—	—	50
Wu Zhen Mu	50	—	—	—	50
Tseng Ta-mon (note b)	—	—	—	—	—

Independent non-executive directors
Huan Guocang	200	—	—	—	200
Lui King Man	200	—	—	—	200
Yuen Pak Yiu, Philip	99	—	—	—	99
Lam Sek Kong	101	—	—	—	101
Cui Liguo	101	—	—	—	101

	1,051	5,171	310	146	6,678

In addition to the above emoluments, certain Directors were granted share options under the Company’s share option scheme. The details of these benefits in kind are disclosed under the paragraph “Share option schemes” in the Directors’ report and note 30.
Notes:

(a)	Mr. Rui Xiaowu, a non-executive director, has waived his directors’ fees for 2008 and 2007.

(b)	Mr. Tseng Ta-mon was an alternate director. Alternate directors are not entitled to receive any directors’ fees.

(c)
The amounts represented the actual amount paid or receivable by respective directors for the year. In addition to the amounts disclosed above, directors and key management are entitled to a performance related incentive payment of $2,980,000. The allocation of the said incentive payment has yet to be determined.

29 of 68

8	INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five highest paid individuals of the Group, there are three directors (2007: two; 2006: two) whose remuneration is disclosed in note 7. The aggregate of emoluments in respect of the other two (2007: three; 2006: three) individuals are as follows:

	2008	2007	2006
	$’000	$’000	$’000

Salaries and other emoluments	3,014	4,839	4,541
Performance related incentive payments	628	192	154
Retirement benefits contributions	206	330	303
Termination benefits	932	—	—

	4,780	5,361	4,998

The emoluments of the two (2007: three; 2006: three) individuals with the highest emoluments are within the following bands:

	Number of individuals
	2008	2007	2006

$Nil to $1,000,000	—	—	—
$1,000,001 to $1,500,000	—	1	1
$2,000,001 to $2,500,000	2	2	2

	2	3	3

30 of 68

9	GAIN ON DISPOSAL OF A SUBSIDIARY

Pursuant to a disposal agreement dated April 2, 2008, CTIA VSAT Network Limited (“CTIA”), a subsidiary of the Company, disposed of its entire equity interest in Beijing Asia Pacific East Communication Network Limited (“BAPECN”) to an independent third party at a total consideration of RMB4,800,000 (approximately $5,328,000). Beijing Zhong Guang Xian Da Data Broadcast Technology Co Limited, a jointly controlled entity of the Company, in which BAPECN has 35% equity, was also disposed of as part of the sale.

Net assets disposed of:

2008
$’000

Property, plant and equipment	8,160
Trade receivables	161
Deposits, prepayment and other receivables	287
Cash and bank balances	532
Payables and accrued charges	(3,767)
Rentals received in advance	(1,388)
Loan from a shareholder	(990)

2,995
Minority interest	(839)
Other reserves and exchange reserves	(1,011)
Waive on loan from CTIA	990
Gain on disposal of a subsidiary	3,193

Consideration	5,328

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

2008
$’000

Consideration	5,328
Cash and bank balance disposed of	(532)

Net cash inflow from disposal of a subsidiary	4,796

31 of 68

10	GAIN ON DISPOSAL OF A JOINTLY CONTROLLED ENTITY

Pursuant to a disposal agreement dated October 3, 2008, the Group disposed of its entire equity interest in a jointly controlled entity, APT Satellite Telecommunications Limited (“APT Telecom”), to an independent third party at a consideration of $88,550,000.

Net assets (representing the Group’s portion) disposed of:

2008
$’000

Property, plant and equipment	78,100
Trade receivables	61
Deposits, prepayment and other receivables	1,172
Payables and accrued charges	(6,268)
Loan from a shareholder	(67,139)

5,926
Disposal cost	1,056
Gain on disposal of jointly controlled entity	9,590

Net consideration	16,572

Consideration	88,550
Receipt from other receivables	1,457
Repayment to shareholder	(73,435)

Net cash inflow from disposal of a jointly controlled entity	16,572

11	PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders includes a loss of $3,731,000 (2007: $884,000; 2006: $12,000) which has been dealt with in the financial statements of the Company.

12	DIVIDEND

Dividends payable to equity shareholders of the company attributable for the year

	2008	2007	2006
	$’000	$’000	$’000

Final dividend	—	—	—

32 of 68

13	EARNINGS/(LOSS) PER SHARE
(a)	Basic earnings per share

The calculation of basic earnings/(loss) per share is based on the profit/(loss) attributable to shareholders of $49,587,000 (2007: $5,581,000; 2006: 79,480,000) and the weighted average of 413,265,000 ordinary shares (2007: 413,265,000 shares; 2006: 413,265,000 shares) in issue during the year ended December 31, 2008.

(b)	Diluted earnings/(loss) per share

Diluted earnings/(loss) per share is the same as the basic earnings/(loss) per share as there were no dilutive potential ordinary shares in existence during the years 2008, 2007 and 2006.

33 of 68

14	SEGMENTAL REPORTING

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

				Provision of
	Provision of satellite			satellite-based
	transponder capacity and			broadcasting and			Inter-segment
	related services			telecommunications services			elimination			Consolidated
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Turnover from external customers	385,391	395,032	363,074	18,153	56,453	63,817	—	—	—	403,544	451,485	426,891
Inter-segment turnover	11,115	14,028	19,193	1,357	1,260	1,128	(12,472)	(15,288)	(20,321)	—	—	—

Total	396,506	409,060	382,267	19,510	57,713	64,945	(12,472)	(15,288)	(20,321)	403,544	451,485	426,891

Service income										128	141	97

										403,672	451,626	426,988

Segment result	120,833	126,873	71,809	(8,904)	9,644	8,481	—	(2)	(5)	111,929	136,515	80,285

Service income										128	141	97
Unallocated other net income										68,859	26,560	37,698

Unallocated administrative expenses
- staff costs										(48,990)	(47,792)	(44,940)
- office expenses										(30,211)	(34,024)	(35,670)

Profit from operations										101,715	81,400	37,470

Finance costs										(24,844)	(55,345)	(64,140)

Share of results of jointly controlled entities										2,397	(894)	2,182
Gain on disposal of a subsidiary										3,193	—	—
Gain on disposal of a jointly controlled entity										9,590	—	—

Profit/(Loss) before taxation										92,051	25,161	(24,488)

Income tax										(42,551)	(20,445)	(56,128)

Profit/(Loss) for the year										49,500	4,716	(80,616)

34 of 68

14	SEGMENTAL REPORTING (CONTINUED)

Business segments (Continued)

	Provision of satellite			Provision of satellite-based
	transponder capacity and			broadcasting and			Inter-segment
	related services			telecommunications services			elimination			Consolidated
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Depreciation for the year	212,011	216,557	224,501	2,459	5,904	6,846
Impairment loss for the year	1,739	—	—	6,658	98	—

Significant non-cash expenses (other than depreciation)	657	25	7,886	4,980	55	460

	Provision of satellite			Provision of satellite-based
	transponder capacity and			broadcasting and			Inter-segment
	related services			telecommunications services			elimination			Consolidated
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Segment assets	2,186,865	2,629,907	2,858,518	8,154	36,272	50,768	(35,465)	(41,872)	(51,922)	2,159,554	2,624,307	2,857,364
Investment in and amounts due from jointly controlled entities	—	78,898	79,458	—	—	—	—	—		—	78,898	79,458
Unallocated assets										386,729	432,377	470,740

Total assets										2,546,283	3,135,582	3,407,562

Segment liabilities	350,007	330,908	344,165	60,997	76,449	90,362	(35,465)	(41,872)	(51,922)	375,539	365,485	382,605

Unallocated liabilities										130,179	781,406	1,042,724

Total liabilities										505,718	1,146,891	1,425,329

Capital expenditure incurred during the year	7,098	9,343	3,506	359	1,340	2,728

35 of 68

14	SEGMENTAL REPORTING (CONTINUED)

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

	Hong Kong			Other regions in the PRC			Singapore			Indonesia			Others			Unallocated
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Turnover from external customers	54,292	65,065	60,340	165,162	170,758	207,389	53,976	61,486	49,821	77,235	90,505	50,420	53,007	63,812	59,018	—	—	—

Segment assets	10,892	6,794	15,302	19,548	39,070	41,254	7,731	3,894	1,930	25,105	16,499	14,132	3,867	14,152	7,643	2,479,140	3,055,173	3,327,301

Capital expenditure incurred during the year	—	—	—	558	369	844	—	—	—	—	—	—	—	—	—	6,899	10,314	5,390

36 of 68

15	PROPERTY, PLANT AND EQUIPMENT

(a)

			Furniture and
	Land		equipment, motor	Communication
	and	Leasehold	vehicles, and	satellite	Communication	Communication	Construction
	buildings	improvements	computer equipment	equipment	station	satellites	in progress	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Cost:
At January 1, 2007	102,233	8,154	45,612	163,500	14,483	4,966,051	1,360	5,301,393
Exchange adjustments	—	71	177	699	924	—	87	1,958
Additions	—	4,792	903	2,925	8	—	2,055	10,683
Disposals	—	—	(2,270)	(31,090)	—	—	(8)	(33,368)
Transfer	(3,222)	—	—	(277)	1,101	—	(824)	(3,222)

At December 31, 2007	99,011	13,017	44,422	135,757	16,516	4,966,051	2,670	5,277,444

At January 1, 2008	99,011	13,017	44,422	135,757	16,516	4,966,051	2,670	5,277,444
Exchange adjustments	—	51	151	492	715	—	38	1,447
Additions	—	75	1,000	754	25	—	5,603	7,457
Disposals	(582)	(1,105)	(1,913)	(11,597)	(17,256)	(125,179)	(882)	(158,514)
Effect of cost adjustment (Note ii)	—	—	—	—	—	(11,700)	(28)	(11,728)
Transfer	—	93	286	493	—	—	(872)	—

At December 31, 2008	98,429	12,131	43,946	125,899	—	4,829,172	6,529	5,116,106

Accumulated depreciation:
At January 1, 2007	19,364	4,727	40,968	111,782	8,709	2,394,261	—	2,579,811
Exchange adjustments	—	68	125	479	556	—	—	1,228
Charge for the year	2,031	496	1,849	12,078	2,442	203,565	—	222,461
Impairment loss	—	—	—	98	—	—	—	98
Transfer	(1,141)	—	—	—	—	—	—	(1,141)
Written back on disposal	—	—	(2,244)	(31,090)	—	—	—	(33,334)

At December 31, 2007	20,254	5,291	40,698	93,347	11,707	2,597,826	—	2,769,123

At January 1, 2008	20,254	5,291	40,698	93,347	11,707	2,597,826	—	2,769,123
Exchange adjustments	—	51	92	388	507	—	—	1,038
Charge for the year	2,018	459	1,270	10,864	475	199,384	—	214,470
Impairment loss (Note i)	—	—	—	6,657	—	1,740	—	8,397
Written back on disposal	(582)	(1,105)	(1,598)	(9,180)	(12,689)	(35,236)	—	(60,390)

At December 31, 2008	21,690	4,696	40,462	102,076	—	2,763,714	—	2,932,638

Net book value:
At December 31, 2008	76,739	7,435	3,484	23,823	—	2,065,458	6,529	2,183,468

At December 31, 2007	78,757	7,726	3,724	42,410	4,809	2,368,225	2,670	2,508,321

37 of 68

15	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

(a)	Note (i) Impairment loss

During 2008, the Group conducted a review of the Group’s property, plant and equipment and determined that certain assets were impaired as the recoverable amount of these assets is estimated to be less than their carrying amount. Accordingly, an impairment loss of $8,397,000 (2007: $98,000; 2006: nil) in respect of a communication satellite, APSTAR IA, and TV uplink and broadcasting equipment has been recognised and charged to statement of operations. It was concluded that no further impairment is required.

Note (ii) Effect of cost adjustment

According to an agreement signed with Thales Alenia Space France (“Thales”) on December 8, 2001, the Group is entitled to a payment in the amount of US$1,500,000 (approximately $11,700,000) upon successful delivery of a satellite by Thales to its own customers with technical designs that are identical to APSTAR VI satellite. During the year, $11,700,000 was recognised from Thales in respect of delivery of a satellite with the same technical design of APSTAR VI, and treated as a reduction to the cost of property, plant and equipment — communication satellites.

(b)	The analysis of net book value of land and buildings held by the Group is as follows:

	Land and buildings
	2008	2007
	$’000	$’000

Medium-term leases outside Hong Kong	—	—
Medium-term leases in Hong Kong	76,739	78,757

	76,739	78,757

38 of 68

15	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
(c)	Fixed assets under finance leases
(i)
The fair value of the buildings held for own use, which are situated on leasehold land as disclosed above cannot be measured separately from the fair value of the leasehold land at the inception of the lease, and therefore is accounted for as being held under a finance lease.

(ii)
In August 2004, the in-orbit tests of APSTAR V with 54 transponders were completed and APSTAR V was put into service on August 13, 2004. Based on the arrangements entered into by the Group and the vendor, Loral Orion, Inc (“Loral Orion”), the Group assumed the risks and rewards of 37 transponders (“APT Transponders”) for the entire operational life of APSTAR V under finance leases, while the risks and rewards relating to the other 17 transponders remained with Loral Orion. As at December 31, 2008, the net book value of communication satellites held under finance leases in connection with APSTAR V amounted to $670,814,000 (2007: $834,448,000).

Pursuant to the various amended agreements with Loral Orion, Loral Orion has options to take up 4 APT Transponders from the fourth year and another 4 APT Transponders from the fifth year after completion of in-orbit tests of APSTAR V, for their remaining operational lives at a total consideration of $282,865,000. On September 29, 2006 and August 18, 2008, Telesat Satellite LP (“Telesat,” the successor of Loral Orion) partially exercised its right to take up 2 and 4 APT Transponders ahead of schedule, at a total consideration of $70,716,000 and $141,433,000 respectively. As a result, a gain of $17,503,000 and $51,490,000 arising from disposal of the 2 and 4 APT Transponders was recognised in 2006 and 2008 respectively. The consideration in relation to the remaining 2 APT Transponders to be taken up by Telesat is $70,716,000. The remaining APT transponders subject to this arrangement had a net book value of $43,278,000 at December 31, 2008 (2007: $143,048,000).

(d)	In-orbit insurance of satellites

As of December 31, 2008, the Group did not have full in-orbit insurance coverage for its satellites. The in-orbit satellites had a net book value in aggregate of $2,065,458,000 (2007: $2,368,225,000) as of December 31, 2008.

39 of 68

16	INTEREST IN LEASEHOLD LAND HELD FOR OWN USE UNDER AN OPERATING LEASE

$’000
Cost:
At January 1, 2007, December 31, 2007 and December 31, 2008	18,678

Accumulated depreciation:
At January 1, 2007	3,483
Charge for the year	375

At December 31, 2007	3,858

At January 1, 2008
Charge for the year	376

At December 31, 2008	4,234

Net book value:
At December 31, 2008	14,444

At December 31, 2007	14,820

40 of 68

17	INVESTMENT PROPERTIES

The investment properties were revalued at December 31, 2008 at $5,159,000 (2007: $5,171,000) by Savills Valuation and Professional Services Limited, an independent professional property appraiser, on an open market value basis by reference to net rental income allowing for reversionary income potential. The valuation loss of $12,000 (2007: $226,000 gain; 2006: $156,000 gain) has been recognised in the statement of operations during the year.

The investment properties, which are situated in the PRC under medium-term leases, are rented out under operating leases and the rental income earned from the investment properties during the year was $254,000 (2007: $297,000; 2006: $254,000).

41 of 68

18	INTEREST IN, LOANS TO AND AMOUNTS DUE FROM SUBSIDIARIES

Particulars of subsidiaries

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into the Group financial statements.

			Proportion of ownership interest
	Place of	Particulars of issued and	Group’s
	incorporation and	paid up capital and debt	effective	held by the	held by
Name of Company	operation*	securities	interest	Company	subsidiary	Principal activities

APT Satellite Investment Company Limited	British Virgin Islands	US$1,400	100%	100%	—	Investment holding
Acme Star Investment Limited	Hong Kong	HK$2	100%	—	100%	Inactive
APT Satellite Company Limited	Hong Kong	Ordinary Class “A” HK$100;	100%	—	100%	Provision of satellite
		Non-voting Deferred Class				transponder capacity
		“B” HK$542,500,000
APT Satellite Enterprise Limited	Cayman Islands	US$2	100%	—	100%	Provision of satellite
						transponder capacity
APT Satellite Global Company Limited	Cayman Islands	US$2	100%	—	100%	Investment holding
APT Satellite Link Limited	Cayman Islands	US$2	100%	—	100%	Provision of satellite
						transponder capacity
APT Satellite Telewell Limited	Hong Kong	HK$2	100%	—	100%	Inactive
APT Satellite TV Development Limited	Hong Kong	HK$2	100%	—	100%	Provision of satellite
						television uplink and
						downlink services
APT Satellite Vision Limited	Hong Kong	HK$2	100%	—	100%	Satellite leasing
APT Telecom Services Limited	Hong Kong	HK$2	100%	—	100%	Provision of
						telecommunication
						services
Haslett Investments Limited	British Virgin Islands	US$1	100%	—	100%	Inactive
Skywork Corporation	British Virgin Islands	US$1	100%	—	100%	Investment holding
The 138 Leasing Partnership	Hong Kong	Partners capital HK$329,128,857	N/A	N/A	N/A	Inactive
Ying Fai Realty (China) Limited	Hong Kong/PRC	HK$20	100%	—	100%	Property holding
	Wholly-owned foreign	Registered capital HK$5,000,000	100%	—	100%	Provision of satellite
(APT Communication Technology Development (Shenzhen) Co., Ltd.)	enterprises, PRC					transponder capacity
CTIA VSAT Network Limited	Hong Kong	HK$5,000,000	60%	—	60%	Investment
Middle East Ventures Limited	British Virgin Islands	US$1	100%	—	100%	Investment holding

*	The place of operations is the place of incorporation/establishment unless otherwise stated.
No loan capital has been issued by any of the subsidiaries.

42 of 68

19	INTEREST IN JOINTLY CONTROLLED ENTITIES AND AMOUNT DUE FROM A JOINTLY CONTROLLED ENTITY

	2008	2007
	$’000	$’000

Share of net assets	—	3,529

Details of the jointly controlled entities of the Group during the year are set out below:

		Place of		Proportion of ownership interest
	Form of	incorporation	Particulars of	Group’s	held by	held by
	business	and	issued and paid up	effective	the	the	Principal
Name of joint venture	structure	operation	capital	interest	Company	subsidiary	activity

APT Satellite Telecommunications Limited (“APT Telecom”)	Incorporated	Hong Kong	HK$153,791,900	—	—	—	Property holding
(Beijing Zhong Guang Xian Da Data Broadcast Technology Co. Limited) (“Zhong Guang Xian Da”)	Joint venture, Incorporated	PRC	Registered capital RMB11,000,000	—	—	—	Provision of data transmission services

APT Telecom is considered as a jointly controlled entity as the Group and the other shareholder of APT Telecom both have the right to appoint an equal number of directors to the board of directors. The Group disposed of its interest in APT Telecom during the year (see note 10).

Zhong Guang Xian Da is considered as a jointly controlled entity as the Group and the other shareholders of Zhong Guang Xian Da exercise joint control over it pursuant to a shareholders’ resolution. The Group disposed of its interest in Zhong Guang Xian Da during the year (see note 9).

43 of 68

19	INTEREST IN JOINTLY CONTROLLED ENTITIES AND AMOUNT DUE FROM A JOINTLY CONTROLLED ENTITY (CONTINUED)

In 2007, the amounts due from a jointly controlled entity were unsecured and interest-free. They were fully settled during the year.

	2008	2007
	$’000	$’000

Within one year or on demand	—	4,950
After one year but within five years	—	2,700

	—	7,650

Summary financial information on jointly controlled entities — Group’s effective interest:

	2008	2007	2006
	$’000	$’000	$’000

Non-current assets	—	76,670	75,350
Current assets	—	2,011	969
Non-current liabilities	—	(68,624)	(66,894)
Current liabilities	—	(6,528)	(5,002)

Net assets	—	3,529	4,423

Income	4,706	938	3,553
Expenses	(2,309)	(1,832)	(1,371)

Profit/(Loss) for the year	2,397	(894)	2,182

44 of 68

20	PREPAID EXPENSES, DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

Prepaid expenses represent the advance payment of license fee for the right to use certain designated transmission frequencies. Part of the prepaid expenses which fall due within one year are included as part of deposits, prepayments and other receivables.

	2008	2007
	$’000	$’000

Balance at December 31	29,104	25,057
Less: current portion (included in deposits, prepayments and other receivables under current assets)	(10,081)	(10,920)

Non-current portion	19,023	14,137

21	TRADE RECEIVABLES, NET

	2008	2007
	$’000	$’000

Due from third parties	64,584	74,313
Due from shareholders of the Company	41	2,628
Due from holding company and its subsidiaries of a shareholder of the Company	2,518	3,468

	67,143	80,409

The trade receivables are expected to be recovered within one year.
(a)	Ageing analysis

The Group allows a credit period of 30 days to its trade customers. The following is an ageing analysis of trade receivables (net of allowance for doubtful debts) at the balance sheet date:

	2008	2007
	$’000	$’000

0 – 30 days	57,087	53,923
31 – 60 days	2,920	8,276
61 – 90 days	2,532	4,032
91 – 120 days	2,379	3,001
Over 120 days	2,225	11,177

	67,143	80,409

The Group’s credit policy is set out in note 32(a).

45 of 68

21	TRADE RECEIVABLES, NET (CONTINUED)
(b)	Impairment of trade receivables

Impairment losses in respect of trade receivables are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (see note 1(j)).

The movement in the allowance for doubtful debts during the year, including both specific and collective loss components, is as follows:

	2008	2007	2006
	$’000	$’000	$’000

At January 1	13,532	18,382	10,291
Impairment loss recognised	5,824	80	7,946
Uncollectible amounts written off	(187)	(5,229)	—
Reversal as a result of disposal of a subsidiary	(5,302)	—	—
Exchange difference	—	299	145

At December 31	13,867	13,532	18,382

At December 31, 2008, the Group’s trade receivables of $13,867,000 (2007: $13,532,000) were individually determined to be impaired. The individually impaired receivables related to customers that were in financial difficulties and management assessed that only a portion of the receivables is expected to be recovered. Consequently, specific allowances for doubtful debts of $5,824,000 (2007: $80,000) were recognised. The Group does not hold any collateral over these balances.

46 of 68

21	TRADE RECEIVABLES, NET (CONTINUED)
(c)	Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	2008	2007
	$’000	$’000

Less than 1 month past due	57,087	53,923
1 to 3 months past due	5,452	12,308
More than 3 months past due	4,604	14,178

At December 31	67,143	80,409

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

22	OTHER FINANCIAL ASSETS

	2008	2007
	$’000	$’000

Financial assets at fair value through profit and loss - unlisted financial assets in the PRC	102,277	—

Other financial assets are unquoted, interest bearing debt securities with an effective interest rate of 1.45%, and with maturity dates in January 2009. The amounts have been fully settled at respective maturity dates. As at December 31, 2008, no other financial assets are individually determined to be past due or impaired.

23	CASH AND CASH EQUIVALENTS

	2008	2007
	$’000	$’000

Deposits with banks and other financial institutions	114,046	302,784
Cash at bank and on hand	7,495	9,241

Cash and cash equivalents in the balance sheet and cash flow statement	121,541	312,025

47 of 68

24	PAYABLES AND ACCRUED CHARGES

The ageing analysis of accounts payable and accrued charges as of the balance sheet date is as follows:

	2008	2007
	$’000	$’000

0 – 3 months	5,979	9,072
4 – 6 months	—	—
7 – 9 months	—	—
9 – 12 months	—	—

	5,979	9,072

Accrued expenses	35,356	29,655

At December 31	41,335	38,727

25	SECURED BANK BORROWINGS

	2008	2007
	$’000	$’000

Bank loans	—	680,335
Less: Amount due within one year included under current liabilities	—	(217,961)

Amount due after one year	—	462,374

The bank borrowings are repayable as follows:
Within one year or on demand	—	217,961
After one year but within five years	—	462,374

	—	680,335

The secured bank borrowings are subject to the fulfillment of covenants relating to certain of the Group’s balance sheet ratios, as are commonly found in lending arrangements with financial institutions (see note 29(b)(ii)). If the Group were to breach the covenants the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in note 32(b). As at December 31, 2007, none of the covenants relating to drawn down facilities had been breached. The Group has fully repaid the borrowings during the year.

48 of 68

26	DEPOSITS RECEIVED

The amount represents deposits received in respect of provision of satellite transponder capacity service, satellite-based broadcasting and telecommunications services and other services.

27	DEFERRED INCOME

Deferred income represents unrecognised revenue received in respect of income for provision of transponder utilisation service and related services for future periods. Deferred income is recognised in the statement of operations according to revenue recognition policy of transponder utilisation income and related services as mentioned in note 1(r)(i).

28	INCOME TAX IN THE BALANCE SHEET
(a)	Current taxation in the balance sheet represents:

	2008	2007
	$’000	$’000

Overseas tax payable	7,254	7,224
Balance of overseas tax provision relating to prior years	90,988	85,863

	98,242	93,087

(b)	Deferred tax assets and liabilities recognised

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

	Depreciation
	allowances in			Other
	excess of related		Deferred	temporary
Deferred tax arising from:	depreciation	Losses	lease income	differences	Total
	$’000	$’000	$’000	$’000	$’000

At January 1, 2007	373,375	(483,728)	166,063	(542)	55,168
Charged/(credited) to consolidated statement of operations	(9,152)	38,835	(27,652)	(209)	1,822

At December 31, 2007	364,223	(444,893)	138,411	(751)	56,990

At January 1, 2008	364,223	(444,893)	138,411	(751)	56,990
Effect on deferred tax balances resulting from a change in tax rate	(20,813)	25,422	(7,909)	43	(3,257)
Charged/(credited) to consolidated statement of operations	(37,991)	98,033	(26,143)	(650)	33,249

At December 31, 2008	305,419	(321,438)	104,359	(1,358)	86,982

49 of 68

28	INCOME TAX IN THE BALANCE SHEET (CONTINUED)
(b)	Deferred tax assets and liabilities recognised (continued)

	2008	2007
	$’000	$’000

Net deferred tax assets recognised in the consolidated balance sheet	—	(9,174)
Net deferred tax liabilities recognised in the consolidated balance sheet	86,982	66,164

	86,982	56,990

(b)	Deferred tax assets not recognised

The Group has not recognised deferred tax assets in respect of tax losses of $64,180,000 (2007: $131,302,000) and other deductible temporary differences of $905,000 (2007: $36,221,000) as the realisation of the assets was considered less than probable. The decrease in deferred tax assets not recognised was primarily attributable to disposals of a subsidiary, BAPECN, and a jointly controlled entity, APT Telecom, during the year. The tax losses do not expire under current tax legislation.

50 of 68

29	SHARE CAPITAL
(a)	Authorised and issued share capital

Issued and
	Number of	fully paid
	shares	share capital
	’000	$’000

Ordinary shares of $0.10 each
At December 31, 2007 and December 31, 2008	413,265	41,327

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

51 of 68

29	SHARE CAPITAL (CONTINUED)
(b)	Capital management (Continued)

During 2008, the Group’s strategy, which was unchanged from 2007, was to maintain the net debt-to-adjusted capital ratio at a percentage that is below 50%. In order to maintain or adjust the ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

The net debt-to-adjusted capital ratio at December 31, 2008 and 2007 was as follows:

	2008	2007
	$’000	$’000

Current Liabilities:
Payables and accrued charges	41,335	38,727
Loan from a minority shareholder	6,088	7,488
Secured bank borrowings due within one year	—	217,961

	47,423	264,176

Non-current liabilities:
Secured bank borrowings due after one year	—	462,374
Total debt	47,423	726,550
Less: Cash and cash equivalents	(121,541)	(312,025)
Pledged bank deposits	(808)	(83,749)

Net debt	(74,926)	330,776

Total equity	2,040,565	1,988,691

Adjusted capital	2,040,565	1,988,691

Net debt-to-adjusted capital ratio	N/A	17%

52 of 68

29	SHARE CAPITAL (CONTINUED)
(b)	Capital management (Continued)

In December 2002, the Group entered into a US$240 million secured term loan facility (the “Loan Facility”), which was secured by the assignment of the construction, launching and related equipment contracts relating to APSTAR V and APSTAR VI under construction and their related insurance claim proceeds, assignment of all present and future utilisation agreements of the transponders of satellites under construction, first fixed charge over certain bank accounts which would hold receipts of the transponder income and the termination payments under construction, launching and related equipment contracts. In October 2004, the Group entered into a Deed of Amendment and Restatement to amend certain terms of the Loan Facility for the purpose of adjusting for the cancellation of the unutilised portion relating to APSTAR V satellite and APSTAR VI backup satellite. Accordingly, the maximum aggregate amount under the Loan Facility was reduced to US$165 million and certain financial covenants were amended. In May 2005, the Group entered into a Second Deed of Amendment and Restatement. The second amendment extended the availability period of drawing under the facility with respect to APSTAR VI to June 30, 2005 and amended the financial covenants. The Group has fully repaid all amounts borrowed under the Loan Facility during the year.

This Loan Facility agreement contained the following covenants:
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

For the years presented, the Group complied with all the above covenants. As at December 31, 2008, the Group is not subject to externally imposed capital requirements.

53 of 68

30	SHARE OPTIONS

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

Movements in share options

The particulars of the share options granted under the Scheme 2001 outstanding during the year are as follows:

	2008	2007
	Number	Number

At January 1	3,370,000	3,390,000
Cancelled during the year	(80,000)	(20,000)

At December 31	3,290,000	3,370,000

Options vested at December 31	3,290,000	3,370,000

54 of 68

30	SHARE OPTIONS (CONTINUED)

The above granted options have an exercise price of $2.765 per share and are exercisable within the period from May 22, 2003 to May 21, 2011.

Fair value of share options and assumptions

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimated fair value of the services received is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted in 2008.

31	RESERVES

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

Capital reserve comprises the fair value of the actual or estimated number of unexercised share options granted to employees of the Company recognised in accordance with accounting policy adopted for share based payments in note 1(o)(ii).

Revaluation reserve has been set up and is dealt with in accordance with the accounting policy adopted in note 1(f).

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with is accordance with accounting policy adopted in note 1(s).

Other reserves represent the Enterprise Expansion Fund and General Reserve Fund set aside by a subsidiary in accordance with the relevant laws and regulations of the PRC, which are not available for distribution.

At December 31, 2008, the Company’s reserves available for distribution amounted to $610,251,000 (2007: $613,755,000) as computed in accordance with the Companies Act 1981 of Bermuda (as amended).

55 of 68

32	FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a)	Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables, other financial assets and cash investments. The maximum exposure to credit risk is presented by the carrying amount of those financial assets. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

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

At the balance sheet date, the Group has a certain concentration of credit risk as 20% (2007: 15%) and 72% (2007: 53%) of the total trade receivables were due from the Group’s largest customer and the five largest customers respectively within the satellite transponder business segment.

The credit risk on liquid funds and other financial assets is limited because the majority of counter parties are financial institutions with high credit ratings assigned by international credit-rating agencies and state-controlled financial institutions with good reputation. The Group’s management does not expect any losses from non-performance by these counter parties.

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

56 of 68

32	FINANCIAL INSTRUMENTS (CONTINUED)
(b)	Liquidity risk (Continued)

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

	2008
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	year but less	More than 5
	amount	cash flow	demand	than 2 years	than 5 years	years
	$’000	$’000	$’000	$’000	$’000	$’000

Payables and accrued charges	41,335	(42,221)	(42,156)	(65)	—	—
Loan from a minority shareholder	6,088	(6,088)	(6,088)	—	—	—

	47,423	(48,309)	(48,244)	(65)	—	—

	2007
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	year but less	More than 5
	amount	cash flow	demand	than 2 years	than 5 years	years
	$’000	$’000	$’000	$’000	$’000	$’000

Payables and accrued charges	38,727	(45,388)	(45,131)	(233)	(24)	—
Loan from a minority shareholder	7,488	(7,488)	(7,488)	—	—	—
Secured bank borrowings	680,335	(763,331)	(259,666)	(284,113)	(219,552)	—

	726,550	(816,207)	(312,285)	(284,346)	(219,576)	—

57 of 68

32	FINANCIAL INSTRUMENTS (CONTINUED)
(c)	Interest rate risk

The Group is subject to interest rate risk due to fluctuation in interest rates. As of December 31, 2007, the Group’s outstanding bank loans consisted of variable interest rate loans only. During the year, all existing bank loans were repaid in full. From time to time, the Group may enter into interest rate swap agreements designed to mitigate exposure to interest rate risks, although the Group did not consider it necessary to do so in 2008. Upward fluctuations in interest rates increase the cost of new bank loans and the interest cost of outstanding bank loans. As a result, a significant increase in interest rates could have a material adverse effect on the financial position of the Group.

(i)	Interest rate profile

	2008		2007
	Effective		Effective
	interest		interest
	rate		rate
	%	$’000%		$’000

Variable rate borrowings:
Secured bank borrowings	—	—	6.13	680,335

(ii)	Sensitivity analysis

At December 31, 2008, it is estimated that a general increase of one percentage point in interest rates would decrease the Group’s profit after taxation and total equity by nil (2007: $5,613,000) so far as the effect on interest-bearing financial instruments is concerned.

On the whole, interest rate risk of the Group is expected to be low due to high volume of cash and cash equivalents and extinguishment of external borrowings as at December 31, 2008. The Group consistently monitors the current and potential fluctuation of interest rates to monitor the interest rate risk on a reasonable level.

(d)	Foreign currency risk

The Group’s reporting currency is the Hong Kong Dollar. The Group’s revenues, premiums for satellite insurance coverage and debt service and substantially all capital expenditures were denominated in United States Dollars. The Group’s remaining expenses were primarily denominated in Hong Kong Dollars. The Group does not hedge its exposure to foreign exchange risk. Gains and losses resulting from the effects of changes in the United States Dollar to the Hong Kong Dollar exchange rate are recorded in the consolidated statement of operations.

58 of 68

32	FINANCIAL INSTRUMENTS (CONTINUED)
(d)	Foreign currency risk (Continued)

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

	2008	2007
	Renminbi	Renminbi
	’000	’000

Trade receivables	238	14,672
Deposits, prepayments and other receivables	1,316	1,413
Other financial assets	90,003	—
Cash and cash equivalents	28,082	40,361
Payables	(2,245)	(4,714)

Overall net exposure	117,394	51,732

(ii)	Sensitivity analysis

The following table indicates the approximate change in the Group’s profit after tax (and retained profits) and other components of consolidated equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date.

	2008		2007
	Increase/Decrease	Effect on profit	Increase/Decrease	Effect on profit
	in foreign exchange	after tax and	in foreign	after tax and
	rates	retained profits	exchange rates	retained profits
	%	$’000%		$’000

Renminbi	+/-5	+/-6,670	+/-5	+/-2,752

59 of 68

32	FINANCIAL INSTRUMENTS (CONTINUED)
(e)	Fair values

The following financial assets and liabilities have their carrying amount approximately equal to their fair value: trade receivables, deposits, prepayments and other receivables, cash and cash equivalents, payables and accrued charges.

(i)	Finance lease liabilities

The fair value is estimated as the present value of future cash flows, discounted at current market interest rates for similar financial instruments.

(ii)	Other financial assets

Other financial assets are carried at amounts not materially different from their fair value as at December 31, 2008.
33	PLEDGE OF ASSETS

The Group has repaid borrowings under the Loan Facility during the year. The assets under fixed charges were APSTAR V and APTSTAR VI satellites of nil in 2008 (2007: $2,317,238,000), and bank deposits of nil (2007: $83,749,000). As at December 31, 2008, approximately $808,000 is related to other pledges.

At the balance sheet date, certain of the Group’s banking facilities are secured by the Group’s land and buildings with a net book value of $4,422,000 (2007: $4,538,000).

34	CONTINGENT LIABILITIES
(a)
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

(b)
The Company has given guarantees to banks in respect of the secured term Loan Facility granted to its subsidiary in previous years. The guarantees were terminated due to repayment of borrowings under the Loan Facility in full during the year.

60 of 68

35	COMMITMENTS

At December 31, 2008, the Group had the following outstanding capital commitments not provided for in the Group’s financial statements:

	2008	2007
	$’000	$’000

Contracted for	534	3,398
Authorised but not contracted for	965	—

	1,499	3,398

36	LEASING ARRANGEMENTS

The Group as lessee

At December 31, 2008, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:
(i)	Land and buildings:

	2008	2007
	$’000	$’000

Within one year	278	592
After one year but within five years	25	257

	303	849

Operating lease payments represent rental payable by the Group for its office properties. Leases are negotiated for a period of one to three years and rentals are fixed for the whole lease term.

(ii)	Satellite transponder capacity:

	2008	2007
	$’000	$’000

Within one year	48	2,414
After one year but within five years	—	—

	48	2,414

Operating lease payments represent rentals payable by the Group for the leasing of satellite transponders for a period of one to three years and rentals are fixed for the whole lease term.

61 of 68

36	LEASING ARRANGEMENTS (CONTINUED)

The Group as lessor

Property rental income earned during the year was $549,000 (2007: $592,000; 2006: $536,000). At the balance sheet date, certain properties with an aggregate carrying value of $11,235,000 (2007: $11,407,000) were held for rental purposes and the Group had contracted with tenants for the future minimum lease payments under non-cancellable operating leases which fall due within one year amounting to $251,124 (2007: $442,563) and after one but within five years amounting to nil (2007: $66,924). Depreciation charged for the year in respect of these properties was $160,000 (2007: $160,000; 2006: $160,000).

Service income earned relating to leasing of facilities equipment during the year was $96,504 (2007: $440,170; 2006: $734,000). At the balance sheet date, the Group had contracted with customers for the future minimum lease payments under non-cancellable operating leases which fall due within one year amounting to $96,504 (2007: $96,504).

The Company did not have any leasing arrangements at the balance sheet date.

37	RETIREMENT BENEFITS SCHEMES

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

As stipulated by the regulations of the PRC, the subsidiaries in the PRC participate in basic defined contribution pension plans organised by their respective Municipal Governments under which they are governed. Employees in the PRC are entitled to retirement benefits equal a fixed proportion of their salaries at their normal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions which are calculated at a rate on the salaries, bonuses and certain allowances of employees.

62 of 68

38	MATERIAL RELATED PARTY TRANSACTIONS
(a)	During the year, the Group entered into the following transactions with related parties:

	2008	2007	2006
	$’000	$’000	$’000

Income from provision of satellite transponder capacity and provision of satellite-based telecommunication services to certain shareholders and its subsidiary of the Company (note i)	11,432	11,975	16,309
Income from provision of satellite transponder capacity and provision of satellite-based telecommunication services to a holding company and its subsidiaries of a shareholder of the Company (note i)	40,745	32,630	36,068
Management fee income from a jointly controlled entity (note ii)	363	580	480
Management fee expenses to a subsidiary of a shareholder of the holding company (note iii)	(1,216)	(472)	—

63 of 68

38	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	At the balance sheet date, the Group had the following amounts included in the consolidated balance sheet in respect of amounts owing by and to related parties:

	Amounts due from		Amounts due from				Payables and		Rentals received
	immediate holding		a jointly controlled				accrued		in advance and
	company		entity		Trade receivables		charges		deferred income
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Immediate holding company	155	101	—	—	—	—	—	—	—	—

Jointly controlled entities	—	—	—	75,369	—	—	—	—	—	—

Certain shareholders and its subsidiary of the Company	—	—	—	—	41	2,628	1,266	219	190	2,540

Holding company and its subsidiaries of a shareholder of the Company (note (i))	—	—	—	—	2,518	3,468	—	15	178,177	197,692
Notes:

(i)	The terms and conditions of these transponder capacity utilisation agreements are similar to those contracted with other customers of the Group.

(ii)	Management fee income arose from a reimbursement of cost of service provided to a jointly controlled entity under the agreement.

(iii)	Management fee expenses incurred for services rendered to a subsidiary of the Company.

64 of 68

38	MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)
(c)	Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company’s directors as disclosed in note 7 and certain of the highest paid employees as disclosed in note 8, is as follows:

	2008	2007	2006
	$’000	$’000	$’000

Short-term employee benefits	12,902	11,057	10,591
Performance related incentive payment	5,259	367	—
Other long-term benefits	756	706	687
Termination benefits	1,511	—	—

	20,428	12,130	11,278

Total remuneration is included in “staff costs” (see note 5(b)).
39	ULTIMATE CONTROLLING PARTY

The Directors consider the controlling party of the Group December 31, 2008 to be APT Satellite International Company Limited, which is incorporated in the British Virgin Islands. This entity does not produce financial statements available for public use.

40	ACCOUNTING ESTIMATES AND JUDGEMENTS
(a)	Key sources of estimation uncertainty

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

65 of 68

40	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)
(b)	Critical accounting judgement in applying the Group’s accounting policies (Continued)
(i)	Depreciation

Depreciation of communication satellites is provided for on the straight-line method over the estimated useful life of the satellite, which is determined by engineering analysis performed at the in-services date and re-evaluated periodically. A number of factors affect the operational lives of satellites, including construction quality, component durability, fuel usage, the launch vehicle used and the skill with which the satellite is monitored and operated. As the telecommunication industry is subject to rapid technological change and the Group’s satellites have been subjected to certain operational lives, the Group may be required to revise the estimated useful lives of its satellites and communication equipment or to adjust their carrying amounts periodically. Accordingly, the estimated useful lives of the Group’s satellites are reviewed using current engineering data. If a significant change in the estimated useful lives of our satellites is identified, the Group accounts for the effects of such change as depreciation expenses on a prospective basis. Details of the depreciation of communication satellites are disclosed in notes 1(g) and 15.

(ii)	Trade receivables and other receivables

The management of the Group estimates the provision of bad and doubtful debts required for the potential non-collectability of trade receivables and other receivables at each balance sheet date based on the ageing of its customer accounts and its historical write-off experience, net of recoveries. The Group performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customers’ current credit worthiness. The Group does not make a general provision on its trade receivables and other receivables, but instead, makes a specific provision on its trade receivables and other receivables. Hence, the Group continuously monitors collections and payments from customers and maintains allowances for bad and doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the customers of the Group were to deteriorate, actual write-offs would be higher than estimated. For the year ended December 31, 2008, the Group had made provisions for bad debts in the amount of $5,637,000 (2007: $80,000; 2006:$8,347,000).

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

66 of 68

40	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)
(b)	Critical accounting judgement in applying the Group’s accounting policies (Continued)
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

The Group periodically reviews the carrying amounts of its property, plant and equipment through reference to its use value and fair market value as assessed both by the Group and by an independent professional property appraiser. If the use value or fair market value of the property, plant and equipment are lower than their carrying amount, the Group may be required to record additional impairment loss not previously recognised. Details of the impairment loss of property, plant and equipment are disclosed in note 15.

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

To estimate the expenditure that the Group is likely to bear in order to settle an obligation, the management of the Group takes into consideration all of the available information at the closing date for its consolidated financial statements. If no reliable estimate of the amount can be made, no provision is recorded. For details, please refer to note 34 on contingent liabilities.

67 of 68

41	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2008

Up to the date of issue of these financial statements, the IASB have issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2008 and which have not been adopted in these financial statements.

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has conducted that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for
accounting periods
beginning on or after

IAS 1 (Revised)	Presentation of financial statements	January 1, 2009

IAS 23 (Revised)	Borrowing costs	January 1, 2009

IFRS 8	Operating segments	January 1, 2009

Amendment to IAS 27	Consolidated and separate financial statements — Cost of an investment in a subsidiary, joint-controlled entity or associate	January 1, 2009

Amendment to IFRS 2	Share-based payment — Vesting conditions and cancellations	January 1, 2009

Amendments to IFRS 7	Financial instruments — Disclosures	January 1, 2009

IAS 27 (Revised)	Consolidated and separate financial statements	July 1, 2009

IFRS 3 (Revised)	Business combinations	July 1, 2009

68 of 68

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Memorandum of Association and By-laws of the Company (incorporated by reference to the Company Registration Statement, as filed with the Commission on December 9, 1996, Registration Number 333-6044).

1.2	The amended Memorandum of Association and Bye-Laws of the Company (incorporated by reference to the Company’s 20-F filed with the Commission on June 29, 2004).

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

Exhibit No.		Description of Exhibit

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

8.1		List of subsidiaries of the Company and the jurisdictions under which each does business (contained in Note 18 to the Consolidated Financial Statements filed herein under Item 18).

11		Code of Ethics (incorporated by reference to Exhibit 11.1 on the Form 20-F for the year ended December 31, 2006).

12.1	*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1		Charter of Nomination Committee (incorporated by reference to Exhibit 14.2 on the Form 20-F for the year ended December 31, 2004).

15.2		Charter of Remuneration Committee (incorporated by reference to Exhibit 14.3 on the Form 20-F for the year ended December 31, 2004).

15.3	*	Amended Charter of Audit Committee (as amended on 25 June 2004, on 11 April 2005 and 7 April 2009).

*	Filed herewith.

**	Furnished herewith.